Form 20-F
period 2019-12-31
Wisekey International Holding S.A.
filed 2020-03-13
CIK 1738699

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________________________________________________________________________________________

FORM 20-F

____________________________________________________________________________________________________

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________.

Commission file number: 001-39115

____________________________________________________________________________________________________

WISEKEY INTERNATIONAL HOLDING AG

(Exact name of Registrant as specified in its charter)

____________________________________________________________________________________________________

WISEKEY INTERNATIONAL HOLDING LTD

(Translation of Registrant's name into English)

____________________________________________________________________________________________________

Canton of Zug, Switzerland
(Jurisdiction of incorporation or organization)

General-Guisan-Strasse 6

CH-6300 Zug, Switzerland

(Address of principal executive offices) ____________________________________________________________________________________________________

Peter Ward
Chief Financial Officer

WISeKey International Holding AG

General-Guisan-Strasse 6

CH-6300 Zug, Switzerland

Tel: +41-22-594-3000

Fax: +41-22-594-3001

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Herman H. Raspé, Esq.
Patterson Belknap Webb & Tyler LLP

1133 Avenue of the Americas
New York, New York 10036
Tel: (212) 336-2000

____________________________________________________________________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange and on which registered
American Depositary Shares, each representing five Class B Shares, par value CHF 0.05 per share Class B Shares, par value CHF 0.05 per share*	WKEY	The Nasdaq Stock Market LLC

____________________
* Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 40,021,988 Class A Shares and 27,621,895 Class B Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "accelerated filer," "large accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☐
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

TABLE OF CONTENTS

INTRODUCTION AND USE OF CERTAIN TERMS	1
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS	2
Item 1. Identity of Directors, Senior Management and Advisers	3
Item 2. Offer Statistics and Expected Timetable	3
Item 3. Key Information	3
A. Selected Financial Data	3
B. Capitalization and Indebtedness	5
Not applicable.	5
C. Reasons for the Offer and Use of Proceeds	5
Not applicable.	5
D. Risk Factors	5
Item 4. Information on the Company	28
A. History and Development of the Company	28
B. Business Overview	28
C. Organizational Structure	39
D. Property, Plants, and Equipment	39
Item 4A. Unresolved Staff Comments	40
Item 5. Operating and Financial Review and Prospects	40
A. Operating Results	40
B. Liquidity and Capital Resources	55
C. Research and Development, Patents and Licenses, Etc.	64
D. Trend Information	64
E. Off-Balance Sheet Arrangements	65
F. Tabular Disclosure of Contractual Obligations	65
Item 6. Directors, Senior Management and Employees	65
A. Directors and Senior Management	65
B. Compensation	69
C. Board Practices	71
D. Employees	75
E. Share Ownership	75
Item 7. Major Shareholders and Related Party Transactions	77
A. Major Shareholders	77
B. Related Party Transactions	79
C. Interests of experts and counsel	86
Item 8. Financial Information	86
A. Consolidated Financial Statements and Other Financial Information	86
B. Significant Changes	86
Item 9. The Listing	87
A. Listing Details	87
B. Plan of Distribution	87
C. Markets	87
D. Selling Shareholders	87
E. Dilution	87
F. Expenses of the Issue	87
Item 10. Additional Information	87
A. Share Capital	87
B. Memorandum and Articles of Association	87
C. Material Contracts	107
D. Exchange Controls	112
E. Taxation	112
F. Dividends and Paying Agents	117
G. Statement by Experts	117
H. Documents on Display	118
I. Subsidiary Information	118
Item 11. Quantitative and Qualitative Disclosures about Market Risk	118
Item 12. Description of Securities Other than Equity Securities	119

i

A. Debt Securities	119
B. Warrants and Rights	119
C. Other Securities	119
D. American Depositary Shares	119
Item 13. Defaults, Dividend Arrearages and Delinquencies	121
Item 14. Material Modifications to The Rights of Security Holders and Use of Proceeds	121
Item 15. Controls and Procedures	121
Item 16. [RESERVED]	121
A. Audit Committee Financial Expert	121
B. Code of Ethics	121
C. Principal Accounting Fees and Services	122
D. Exemptions from the Listing Standards for Audit Committees	122
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	122
F. Change in Registrant's Certifying Accountant	123
G. Corporate Governance	123
H. Mine Safety Disclosure	123
Item 17. Financial Statements	124
Item 18. Financial Statements	124
Item 19. Exhibits	124
Index to Exhibits	124
SIGNATURES	127

ii

INTRODUCTION AND USE OF CERTAIN TERMS

We were formed in 2015 as a holding company to incorporate, acquire, hold, and dispose of interests in national and international entities, in particular entities active in the area of security technology and related areas. Our Class B Shares, as defined below, have been listed on the Swiss Exchange (SIX) since 2016 and our American Depositary Shares ("ADSs") have been listed on the Nasdaq Stock Market LLC under the symbol "WKEY" since December 4, 2019. The Bank of New York Mellon, acting as depositary, registers and delivers our ADSs, each of which represents five of our Class B Shares.

We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, "we," "us," "our Company," "the Group," "WISeKey," "WISeKey International Holding Ltd" and "our" shall refer to WISeKey International Holding AG and its subsidiaries, affiliates, and predecessor entities. Additionally, this annual report uses the following conventions:

•	"CHF" and "Swiss francs" refer to the legal currency of Switzerland

•	"Class A Shares" refers to our Class A Shares, par value CHF 0.01 per share

•	"Class B Shares" refers to our Class B Shares, par value CHF 0.05 per share

•	"NASDAQ" refers to the Nasdaq Stock Market LLC

•	"PKI" refers to Public Key Infrastructure

•	"$," "US $," "USD" and "U.S. dollars" refer to the legal currency of the United States

•	"SIX" refers to the Swiss Exchange (SIX)

•	"Switzerland" refers to the Swiss Confederation

•	"IoT" refers to Internet of Things

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements. Some of these forward-looking statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "plan," "project," "predict," "will," and similar expressions. Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements contained in the sections entitled "Item 3. Key Information," "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects."

These forward-looking statements include, but are not limited to, statements relating to:

•	Our anticipated goals, growth strategies and profitability;

•	Our ability to attract new customers and retain existing customer base;

•	Our ability to attract and retain qualified employees and key personnel;

•	Our ability to develop new products and enhancements to our existing products;

•	Our ability to anticipate market needs and opportunities;

•	Our ability to prevent security breaches and unauthorized access to confidential customer information;

•	Our ability to maintain, protect and enhance our intellectual property;

•	The sufficiency of our cash and cash equivalents to meet our liquidity needs;

•	Our ability to comply with modified or new laws and regulations relating to our industries;

•	The activities of our competitors and the introduction of competing products by our competitors;

•	How long we will qualify as an emerging growth company or a foreign private issuer;

•	The future growth of the information technology and cybersecurity industry;

•	Assumptions underlying or related to any of the foregoing;

•	Other risks and uncertainties, including those listed in this section of this Form 20-F titled "Item 3.D—Risk Factors."

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us and are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by these forward-looking statements which are set forth in "Item 3D. Risk Factors." Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this annual report should not be construed as exhaustive. You should read this annual report, and each of the documents filed as exhibits to the annual report, completely, with this cautionary note in mind, and with the understanding that our actual future results may be materially different from what we expect.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following tables set forth our selected consolidated financial and other data for the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017 and are derived from our audited consolidated financial statements included elsewhere in this annual report. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report, and the information contained in "Item 5. Operating and Financial Review and Prospects" and "Item 3D. Risk Factors." The historical financial and other data included here and elsewhere in this annual report should not be assumed to be indicative of our future financial condition or results of operations.

We note that, in 2019, the Group adopted Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842), which, under its core principle, requires a lessee to recognize lease assets and liabilities on the balance sheet for all arrangements with terms longer than 12 months. The Group also adopted ASU 2018-11, Leases (Topic 842), and ASU 2018-10, Codification improvements to Topic 842 ("ASC 842"), which provides a new transition method and a practical expedient for separating components of a contract intended to reduce costs and ease implementation of the lease standard for financial statement preparers. There have also been some practical expedients provided with the aim of simplifying adoption and the Group has elected to apply these. The practical expedients allow that an entity need not reassess any expired or existing contracts, nor reassess the lease classification for expired or existing leases, nor reassess initial direct costs for existing leases. They must all be applied as a package. Following on from ASU 2018-11, entities are permitted to elect not to restate comparative periods in the period of adoption. The Group has elected to follow this guidance.

As a result of the adoption of ASU 2016-02, the Group, as a lessee, recognized right-of-use assets and related lease liabilities on its balance sheet for all arrangements with terms longer than twelve months from January 01, 2019. In line with the practical expedients, WISeKey did not reassess any expired or existing contracts, nor reassess the lease classification for expired or existing leases, nor reassess initial direct costs for existing leases. The majority of leases held as at January 01, 2019 (the application date) were classified as operating leases in prior periods and should continue to be treated as such. There was no material impact on the Group’s results of operations in 2019 upon adoption of the new standard.

We adopted ASC 842 as of January 01, 2019 using the cumulative effect adjustment approach. Accordingly, previously reported financial statements, including footnote disclosures, have not been recast to reflect the application of the new standard to all comparative periods presented. Financial statements for the years ended December 31, 2018 and 2017 have not been restated.

Therefore, our selected consolidated financial and other data for the fiscal year ended December 31, 2019 reflect the requirements of the new leasing standard ASC 842 and the related ASUs, whilst our selected consolidated financial and other data for the fiscal years ended December 31, 2018 and December 31, 2017 reflect the old leasing standard ASC 840. Accordingly, our selected consolidated financial and other data related to leasing for the fiscal year ended December 31, 2019 are not directly comparable to those presented for earlier periods.

Consolidated Statement of Comprehensive Income/(Loss)

	12 months ended December 31,
USD'000 (except earnings per share)	2019	2018	2017
Net sales	22,652	34,280	33,674
Cost of sales	(13,196)	(18,319)	(17,870)
Gross profit	9,456	15,961	15,804
Total operating expenses	(29,960)	(25,021)	(23,673)
Operating income / (loss)	(20,504)	(9,060)	(7,869)
Non-operating expenses	(2,513)	(795)	(2,186)
Income / (loss) from continuing operations before income tax expense	(23,017)	(9,855)	(10,055)
Income tax (expense)/recovery	(13)	(53)	(71)
Income/ (loss) from continuing operations, net	(23,030)	(9,908)	(10,126)
Income / (loss) on discontinued operations	30,484	(6,357)	(14,624)
Net income / (loss)	7,454	(16,265)	(24,750)

Less: Net income / (loss) attributable to noncontrolling interests	(733)	13	(483)
Net income / (loss) attributable to WISeKey International Holding AG	8,187	(16,278)	(24,267)

Earnings per share (USD)
Earnings from continuing operations per share - Basic	(0.64)	(0.29)	(0.34)
Earnings from continuing operations per share - Diluted	(0.64)	(0.29)	(0.34)
Earnings from discontinued operations per share - Basic	0.84	(0.19)	(0.50)
Earnings from discontinued operations per share - Diluted	0.81	(0.19)	(0.50)
Earning per share attributable to WISeKey International Holding AG
Basic	0.23	(0.48)	(0.82)
Diluted	0.23	(0.48)	(0.82)

Other comprehensive income / (loss)	(1,683)	395	1,071
Comprehensive income / (loss)	5,771	(15,870)	(23,679)

Comprehensive income / (loss) attributable to noncontrolling interests	(860)	(10)	(851)
Comprehensive income / (loss) attributable to WISeKey International Holding AG	6,631	(15,860)	(22,828)

Consolidated Balance Sheet

	As at December 31,
USD'000 (except share amounts)	2019	2018	2017
Cash and cash equivalents	12,121	9,146	9,583
Restricted cash, current	2,525	618	-
Other current assets	8,938	22,354	16,488
Total current assets	23,584	32,118	26,071
Total noncurrent assets	26,320	46,335	41,085
TOTAL ASSETS	49,904	78,453	67,156

Total current liabilities	20,150	34,875	23,716
Total noncurrent liabilities	9,310	39,603	29,834
TOTAL LIABILITIES	29,460	74,478	53,550
Redeemable preferred stock	-	-	4,880
Common stock - Class A CHF 0.01 par value Authorized - 40,021,988, 40,021,988 and 40,021,988 shares Issued and outstanding - 40,021,988, 40,021,988 and 40,021,988 shares	400	400	400
Common stock - Class B CHF 0.05 par value Authorized - 41,066,298, 41,063,901 and 35,517,168 Issued - 28,824,086, 28,769,797 and 24,590,918 Outstanding - 27,621,895, 26,681,736 and 24,590,918	1,475	1,472	1,261
Total shareholders' equity (deficit) attributable to WISeKey shareholders	22,015	4,858	9,609
Noncontrolling interests in consolidated subsidiaries	(1,571)	(883)	(883)
Total shareholders' equity	20,444	3,975	8,726
TOTAL LIABILITIES AND EQUITY AND REDEEMABLE PREFERRED SHARES	49,904	78,453	67,156

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Prolonged economic uncertainties or downturns could materially adversely affect our business.

Our business depends on our current and prospective customers' ability and willingness to spend money in security applications, which in turn is dependent upon the overall economic health. Negative economic conditions in the global economy, including conditions resulting from financial and credit market fluctuations, could cause a decrease in corporate spending on information security software. Continuing economic challenges may cause our customers to re-evaluate decisions to purchase our solution or to delay their purchasing decisions, which could adversely impact our results of operations.

The future growth of the information technology and cybersecurity industry is uncertain.

Information (including cybersecurity) technology companies are generally subject to the following risks: rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and narrow profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Information technology company stocks, especially those which are Internet related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance.

Technological Change

WISeKey needs to keep pace with changing technologies in order to provide effective identification and authentication solutions. In order to be successful, WISeKey needs to anticipate, and quickly react to, rapid changes occurring in communications technologies and to the development of new and improved devices and services that result from these changes. If WISeKey is unable to respond quickly and cost-effectively to changing communications technologies and devices and evolving industry standards, the existing service offering could become non-competitive and WISeKey may lose market share. For example, if the Internet is rendered obsolete or less important by faster, more efficient technologies, WISeKey will have to offer non-Internet-based solutions or it will risk losing current and potential clients. In addition, to the extent that mobile phones, pagers, personal digital assistants or other devices become important aspects of digital communications solutions, WISeKey needs to have the technological expertise to incorporate them into its security solutions. Therefore, WISeKey's success will depend, in part, on its ability to effectively use leading technologies critical to the business, enhance its existing solutions, find appropriate technology partners, and continue to develop new solutions and technology that address the increasingly sophisticated and varied needs of its current and prospective clients and their customers and its ability to influence and respond to technological advances, emerging industry and regulatory standards and practices and competitive service offerings. WISeKey's ability to remain technologically competitive may require substantial expenditures and lead-time. If WISeKey is unable to adapt in a timely manner to changing market conditions or customer requirements, its business, financial condition and results of operations could be seriously harmed.

WISeKey faces intense competition from companies that are larger and better known than we are, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The digital security market in which we operate faces intense competition, constant innovation and evolving security threats. There are several global security companies with strong presence in this market, including VeriSign, Inc., DigiCert Inc., Entrust Datacard, Let's Encrypt, Symantec Corporation, FireEye, Inc., Red Hat Software, VASCO Data Security International, Inc., Zix Corp, NXP Semiconductors, Infineon Technologies, STMicroelectronics and Samsung Electronics.

Some of our competitors are large companies that have the technical and financial resources and broad customer bases needed to bring competitive solutions to the market and already have existing relationships as a trusted vendor for other products. Such companies may use these advantages to offer products and services that are perceived to be as effective as ours at a lower price or for free as part of a larger product package or solely in consideration for maintenance and services fees. They may also develop different products to compete with our current security solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. Additionally, we may compete with smaller regional vendors that offer products with a more limited range of capabilities that purport to perform functions similar to our security solutions. Such companies may enjoy stronger sales and service capabilities in their particular regions.

WISeKey's competitors may have competitive advantages, such as:

•	greater name recognition, a longer operating history and a larger customer base;

•	larger sales and marketing budgets and resources;

•	broader distribution and established relationships with distribution partners and customers;

•	greater customer support resources;

•	greater resources to make acquisitions;

•	larger intellectual property portfolios; and

•	greater financial, technical and other resources.

Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. Current or potential competitors may be acquired by third parties with access to greater available resources. As a result of such acquisitions, our current or potential competitors may be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their product and service offerings more quickly than we do. Larger competitors with more diverse product offerings may reduce the price of products that compete with ours in order to promote the sale of other products or may bundle them with other products, which would lead to increased pricing pressure on our products and could cause the average sales prices for our products to decline.

If WISeKey does not successfully anticipate market needs and enhance existing products or develop new products that meet those needs on a timely basis, WISeKey may not be able to compete effectively and WISeKey's ability to generate revenues will suffer.

Many of our customers operate in markets characterized by rapidly changing technologies and business plans, which require them to adapt to increasingly complex digital security infrastructures to protect internal and external corporate communications. As our customers' technologies and business plans grow more complex, we expect them to face new and increasingly sophisticated threats of security breach or counterfeiting. WISeKey faces significant challenges in ensuring that our security solutions effectively protect identities of individual customers, company information and their brands. As a result, we must continually modify and improve our products in response to changes in our customers' technology infrastructures.

WISeKey may not be able to successfully anticipate or adapt to changing technology or customer requirements on a timely basis or at all. If we fail to keep up with technological changes or to convince our customers and potential customers of the value of our security solutions even in light of new technologies, our business, results of operations and financial condition could be materially and adversely affected.

WISeKey cannot guarantee that it will be able to anticipate future market needs and opportunities or be able to develop product enhancements or new products to meet such needs or opportunities in a timely manner, if at all. Even if we are able to anticipate, develop and commercially introduce enhancements and new products, there can be no assurance that enhancements or new products will achieve widespread market acceptance.

Our product enhancements or new products could fail to attain sufficient market acceptance for many reasons, including:

•	delays in releasing product enhancements or new products;

•	failure to accurately predict market demand and to supply products that meet this demand in a timely fashion;

•	inability to interoperate effectively with the existing or newly introduced technologies, systems or applications of our existing and prospective customers;

•	defects in our products;

•	negative publicity about the performance or effectiveness of our products;

•	introduction or anticipated introduction of competing products by our competitors; and

•	installation, configuration or usage errors by our customers.

If WISeKey fails to anticipate market requirements or fails to develop and introduce product enhancements or new products to meet those needs in a timely manner, that could cause us to lose existing customers and prevent us from gaining new customers, which would significantly harm our business, financial condition and results of operations.

Sometimes it will be necessary to make a product or product line obsolete and there may be negative impacts to sales or disruption to the customer base during the ramp down of that product.

All products have a natural lifecycle that includes the inevitable end-of-life ("EOL") process. During the ramping down of a product, or product family, there are many ways that our business operations can be challenged. Last time buys are a typical way for customers to deal with the EOL of a product that is still critical to one of their end products. These kinds of orders show an increase in short term sales but result in the abrupt drop off of revenue from that customer, for that product, after the last time buy is delivered. Discontinuing a product also comes with the risk that we may lose that customer for good if we do not have a replacement for the product or if they decide to look at alternative suppliers because of the change in supply.

WISeKey is subject to a number of risks associated with global sales and operations.

Business practices in the global markets that we serve may differ and may require us to include non-standard terms in customer contracts, such as extended payment or warranty terms. To the extent that we enter into customer contracts that include non-standard terms related to payment, warranties or performance obligations, our results of operations may be adversely impacted.

Additionally, our global sales and operations are subject to a number of risks, including the following:

•	difficulty in enforcing contracts and managing collections, as well as long collection periods;

•	costs of doing business globally, including costs incurred in maintaining office space, securing adequate staffing and localizing our contracts;

•	management communication and integration problems resulting from cultural and geographic dispersion;

•	risks associated with trade restrictions and foreign legal requirements;

•	risk of unexpected changes in regulatory practices, tariffs, tax laws and treaties;

•	compliance with anti-bribery laws;

•	heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;

•	social, economic and political instability, terrorist attacks and security concerns in general;

•	reduced or uncertain protection of intellectual property rights in some countries; and

•	potentially adverse tax consequences.

These factors could harm our ability to generate future global revenues and, consequently, materially impact our business, results of operations and financial condition.

Some of our larger opportunities depend on our customers’ ability to be awarded significant regional or national contracts in order to fulfil the volume predictions that were used in the pricing negotiations and forecasts.

The design of many industrial device comes with the risk that the product may not see the demand that was expected in that market, or the high-volume contracts may be awarded to competing suppliers. Our customers may be bidding against several other suppliers to win a government contract and if they lose the bid, we will not see the results that were originally expected during the forecasting of the opportunity size and profitability.

Our research and development efforts may not produce successful products or enhancements to our security solutions that result in significant revenue or other benefits in the near future, if at all.

Investing in research and development personnel, developing new products and enhancing existing products is expensive and time consuming, and there is no assurance that such activities will result in significant new marketable products or enhancements to our products, design improvements, cost savings, revenues or other expected benefits. If we spend significant time and effort on research and development and are unable to generate an adequate return on our investment, our business and results of operations may be adversely affected.

If WISeKey is unable to attract new customers, our future revenues and operating results will be harmed.

Our success depends in large part on our ability to attract new customers. The number of customers that WISeKey adds in a given period impacts both our short-term and long-term revenues. If WISeKey is unable to successfully attract a sufficient number of new customers, we may be unable to generate revenue growth.

A large amount of investment in sales and marketing and support personnel is required to attract new customers. If we are unable to convince these potential new customers of a need for our products or if we are unable to persuade them of our products' efficacy, we may be unable to achieve growth and there may be a meaningful negative impact on future revenues and operating results.

Software errors and non-compliance may affect our reputation and our financial results.

WISeKey's software applications are complex and there is a risk that defects or errors could arise, particularly where new versions or enhancements are released. Similarly, regulatory and industry requirements are continuously evolving and we may not be able to keep up with them. This could result in adverse consequences for us, such as lost revenue, a delay in market acceptance or customer claims.

If we experience security breaches, we could be exposed to liability and our reputation and business could suffer.

We operate sensitive public key infrastructure ("PKI") platforms, retain certain confidential customer information in our secure data centers and registration systems, and our digital certificates and electronic signatures may be used by customers in mission critical applications. It is critical to our business strategy that our facilities and infrastructure remain secure and are perceived by the marketplace to be secure. We may have to expend significant time and money to maintain or increase the security of our facilities and infrastructure. Despite our security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, attacks by hackers or similar disruptive problems. It is possible that we may have to expend additional financial and other resources to address such problems. In the event of a security breach, we could face significant liability, customers could be reluctant to use our services and we could be at risk for loss of various compliance certifications needed for the operation of our businesses.

WISeKey's reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our security solutions or the failure of our security solutions to meet customers' expectations.

Organizations are facing increasingly sophisticated digital security threats and threats of counterfeiting. If WISeKey fails to identify and respond to new and increasingly complex methods of counterfeiting products or hacking personal and corporate digital accounts, our business and reputation will suffer. In particular, WISeKey may suffer significant adverse publicity and reputational harm if any of our products fail to perform as advertised. An actual or perceived breach of our customers' sensitive business data, regardless of whether the breach is attributable to the failure of our products, could adversely affect the market's perception of the efficacy of our security solutions and current or potential customers may look to our competitors for alternatives to our security solutions. Similarly, an actual or perceived failure of our product to prevent counterfeit products from being detected, regardless of whether such failure is attributable to our products, could adversely affect the market's perception of the efficacy of our authentication solutions and could encourage current or potential customers to look to our competitors for an alternative to our products. The failure of our products may also subject us to product liability lawsuits and financial losses stemming from indemnification of our partners and other third parties, as well as the expenditure of significant financial resources to analyze, correct or eliminate any vulnerability. It could also cause us to suffer reputational harm, lose existing customers or deter them from purchasing additional products and services and prevent new customers from purchasing our security solutions.

International Expansion

WISeKey's strategy includes the international expansion of its business. The expansion into international markets may cause difficulties because of distance, as well as language and cultural differences. Other risks related to international operations include fluctuations in currency exchange rates, difficulties arising from staffing and managing foreign operations, legal and regulatory requirements of different countries, potential political and economic instability, and overlapping or differing tax laws. Management cannot assure that it will be able to market and operate WISeKey's services successfully in foreign markets, select appropriate markets to enter, open new offices efficiently or manage new offices profitably. If WISeKey is not successful in accessing new markets, its results of operations and financial condition could be materially and adversely affected.

If WISeKey is unable to hire, retain and motivate qualified personnel, our business will suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Any of our employees may terminate their employment at any time. Competition for highly skilled personnel is frequently intense. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or have divulged proprietary or other confidential information. Further, the training and integration of new employees requires allocation of a significant amount of internal resources and, even if we make this investment, there is no guarantee that existing or new personnel will remain or become productive members of our team. Our inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly in sales & marketing and research & development, may seriously harm our business, financial condition and results of operations.

Furthermore, WISeKey's performance depends on favorable labor relations with our employees and compliance with labor laws in the countries where we have employees and plans to hire new employees. Any deterioration of current relations or increase in labor costs due to our compliance with labor laws could adversely affect our business.

Dependence on key personnel and loss of such key personnel may have a negative impact on the operations and profitability of WISeKey.

Our future success depends in part on the continued service of our key personnel, particularly, the members of our senior management. We have employment agreements with our key personnel, but these do not prevent such personnel from choosing to leave the Company.

One of the cryptographic rootkeys used by WISeKey is owned by the Organisation Internationale pour la Sécurité des Transactions Electroniques OISTE. The Organisation Internationale pour la Sécurité des Transactions Electroniques OISTE has granted us a perpetual license to exclusively use the cryptographic rootkey. A termination of the license agreement would present a threat to WISeKey's existing business model.

The cryptographic rootkey used by WISeKey is owned by the Organisation Internationale pour la Sécurité des Transactions Electroniques OISTE ("OISTE") acting as a trusted third party and not-for-profit entity in charge of ensuring that the Root of Trust (the "RoT") remains neutral and trusted. The name of the RoT is OISTE/WISeKey, as shown in all major current browsers that embed the rootkey. Three members of the three-member foundation board of OISTE are WISeKey board members. Members of the foundation board of OISTE are appointed by a policy authorizing authority (the "Policy Authorizing Authority" or "PAA"), whose members are international organizations, governments and large corporations that use the OISTE/WISeKey RoT. OISTE has granted us a perpetual license to exclusively use the cryptographic rootkey and develop technologies and processes based on OISTE's trust model. The perpetual license agreement can only be terminated under limited circumstances, including if WISeKey were to move from the trust model developed by OISTE and/or changing the location of the RoT from Switzerland to another country. A termination of the license agreement would present a threat to WISeKey's current trust model.

Services offered by our PKI business rely on the continued integrity of public key cryptography technology and algorithms that may be compromised or proven obsolete over time.

Services offered by our PKI business are based on public key cryptography technology. With public key cryptography technology, a user possesses a public key and a private key, both of which are required to perform encryption and decryption operations. The security afforded by this technology depends on the integrity of a user's private key and ensuring that it is not lost, stolen or otherwise compromised. Advances in attacks on cryptographic algorithms and technology may weaken their effectiveness, and significant new technology requirements may be imposed by root distribution programs that require us to make significant modifications to our systems or to reissue digital certificates to some or all of our customers, which could damage our reputation or otherwise harm our business. Severe attacks on public key cryptography could render PKI services in general obsolete or unmarketable.

We are dependent on the timely supply of equipment and materials from various sub-contractors and if any one of these suppliers fail to meet, or delays, their committed delivery schedules, we can suffer with lower or lost revenues.

We use various suppliers for silicon manufacturing and testing our parts. Any one of these suppliers could not meet their commitments for on-time delivery of our products. These kinds of supply disruptions can happen due to global shortages of silicon wafers or chemicals used in the processing of the silicon packaging or shortages in the labor force due to unrest or sicknesses. Our business and operating conditions can be at risk if we cannot deliver on our product demand as committed in our customer contracts.

Failure of our third-party suppliers to handle increased volume for their services could impact our ability to take advantage of upside business opportunities.

We outsource several critical functions in our supply chain to third-party suppliers, such as the manufacture of our semiconductors. They all have a number of risks that are present in their businesses that could limit their ability to meet increased demands if we see increased orders from our customers. If our suppliers cannot satisfy our demand, we may not be able to meet our customer demands. Also, if our suppliers add higher costs to cover their increased volume, we may see drops in our gross profit margins. Many of these costs are not fixed, even though there may be contracts in place, and may be at the discretion of the third-party vendor.

Financial Risks

WISeKey has entered, and expects to continue to enter, into joint venture agreements and these activities involve risks and uncertainties.

WISeKey has entered, and expects to continue to enter, into joint venture agreements in order to effectively grow its revenue and penetrate certain geographic regions. Entering into joint venture agreements or other similar forms of partnership involves risks and uncertainties, including the risk that the partners that we enter into joint ventures with will not have the market connections that we expect them to bring to the joint venture. Additionally, there is a risk that a given joint venture could fail to satisfy its obligations, which may result in certain liabilities to us for guarantees and other commitments. Further, since we may not exercise control over our current or future joint ventures, we may not be able to require our joint ventures to take the actions that we believe are necessary to implement our business strategy. Additionally, differences in views among joint venture participants may result in delayed decisions or failures to agree on major issues. If any of these difficulties cause any of our joint ventures to deviate from our business strategy, or if this leads any of our joint ventures to fail to attract the customer base that we project it to attract, our results of operations could be materially adversely affected.

WISeKey is exposed to risks associated with acquisitions and investments.

We may in the future make acquisitions of, or investments in, existing companies or existing or new businesses. Acquisitions and investments involve numerous risks that vary depending on their scale and nature, including, but not limited to:

•	diversion of management's attention from other operational matters;

•	inability to complete proposed transactions as anticipated or at all (and any ensuing obligation to pay a termination fee or other costs and expenses);

•	the possibility that the acquired business will not be successfully integrated or that anticipated cost savings, synergies or other benefits will not be realized;

•	the acquired business or strategic partnership may lose market acceptance or profitability;

•	a decrease in our cash or an increase in our indebtedness, including security interests that may have to be constituted as part of the acquisition indebtedness, may limit our ability to access additional capital when needed;

•	failure to commercialize purchased technologies, intellectual property rights or partnered solutions;

•	initial dependence on unfamiliar supply chains or relatively small supply partners;

•	inability to obtain and protect intellectual property rights in key technologies;

•	incurrence of unexpected liabilities; and

•	loss of key personnel and clients or customers of acquired businesses.

In addition, if WISeKey is unsuccessful at integrating such acquisitions or the technologies associated with such acquisitions, our revenues and results of operations could be adversely affected. Any integration process may require significant time and resources, and WISeKey may not be able to manage the process successfully. WISeKey may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. WISeKey may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition. The sale of equity or incurrence of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

WISeKey has a history of losses and may not achieve profitability in the future.

WISeKey has invested substantial amounts of financial resources so far on its acquisitions, brand technology and market position. 2019 is our first profitable year since our inception with a gain on disposal of a business of USD 31.1 million and we had, on a consolidated level, an accumulated cumulative loss of USD 197,348,528 as at December 31, 2018 and USD 189,161,455 as at December 31, 2019. In the past, we made significant investments in our operations which have not resulted in corresponding revenue growth and, as a result, increased our losses. WISeKey expects to make significant future investments to support the further development and expansion of our business and these investments may not result in increased revenue or growth on a timely basis or at all.

WISeKey may also incur significant losses in the future for a number of reasons, including slowing demand for our products and services, increasing competition, weakness in the software and security industries generally, as well as other risks described herein, and we may encounter unforeseen expenses, difficulties, complications and delays, and other unknown factors. If WISeKey incurs losses in the future, we may not be able to reduce costs effectively because many of our costs are fixed. In addition, to the extent that we reduce variable costs to respond to losses, this may affect our ability to attract customers and grow our revenues. Accordingly, WISeKey may not be able to achieve or maintain profitability and we may continue to incur significant losses in the future.

Certain of the Company's large shareholders, including if acting in concert, may be able to exert significant influence on the Company and their interests may conflict with the interests of its other shareholders.

Our founder, Carlos Moreira, holds more than 50% of the Company's voting rights. Further, all holders of the Class A Shares represent approximately 57% of the Company's voting rights. Our founder, or if the holders of Class A Shares were to act in concert with each other, the holders of the Class A Shares would be able to exert significant influence over certain matters, including matters that must be resolved by the general meeting of shareholders, such as the election of members to the board of directors or the declaration of dividends or other distributions. To the extent that the interests of these shareholders may differ from the interests of the Company's other shareholders, the Company's other shareholders may be disadvantaged by any actions that these shareholders may seek to pursue.

The market for and price of Class B Shares and our ADSs may be highly volatile.

There has not been a public market in the United States for our Class B Shares, and an active market has not developed for the ADS since the listing of ADSs on NASDAQ on December 04, 2019. You may not be able to sell your ADSs quickly or at the market price if trading in the ADSs is not active.

The market price of Class B Shares and our ADSs may be highly volatile and may be affected negatively by events involving us, our competitors, the software and security industry, or the financial markets in general. Furthermore, investors might not be able to resell their Class B Shares and our ADSs at the price at which they were purchased or at a higher price or at all. Factors that could cause this volatility in the market price of Class B Shares and our ADSs include, but are not limited to:

•	our operating and financial results;

•	future announcements concerning our business;

•	changes in revenue or earnings estimates and recommendations by securities analysts;

•	changes in our business strategy and operations;

•	changes in our senior management or board of directors;

•	speculation of the press or the investment community;

•	disposals of Class B Shares by shareholders;

•	actions of competitors;

•	our involvement in acquisitions, strategic alliances or joint ventures;

•	regulatory factors;

•	arrival and departure of key personnel;

•	investment community views on technology stock;

•	liquidity of the Class B Shares and our ADSs; and

•	general market, economic and political conditions.

In addition, securities markets in general have from time to time, experienced significant price and volume fluctuations. Such fluctuations, as well as the economic environment as a whole, can have a substantial negative effect on the market price of our securities, regardless of our operating results or our financial position. Any such broad market fluctuations may adversely affect the trading price of our securities.

Our securities will be traded on more than one market or exchange and this may result in price variations.

Our Class B Shares have been trading on the SIX since March 2016. The ADSs have been listed on NASDAQ since December 2019. Trading in Class B Shares and ADSs, as applicable, on these markets will take place in different currencies (U.S. dollars on NASDAQ and Swiss francs on the SIX), and at different times (resulting from different time zones, trading days, and public holidays in the United States and Switzerland). The trading prices of our Class B Shares and ADSs on these two markets may differ due to these and other factors. Any decrease in the price of our Class B Shares on the SIX could cause a decrease in the trading price of the ADSs on NASDAQ, and vice versa.

Future sales or issuances, or the possibility or perception of future sales or issuances, of a substantial number of Shares could cause the market price of our Class B Shares or the ADSs to fall.

The market price of our Class B Shares or ADSs could decline as a result of sales of a large number of Class B Shares in the public market in the future or the possibility or perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for the Company to issue equity securities in the future at a time and price that it deems appropriate.

Further, the Company may choose to raise additional capital by issuing additional Class B Shares, depending on market conditions or strategic considerations. In particular, under our Articles of Association, the board of directors is authorized to issue up to 8,503,041 new Class B Shares at any time until May 25, 2020 and thereby increase the Company's share capital without further shareholder approval. After May 25, 2020 (and each subsequent two-year period), the shareholders may re-approve this authorization. Further, our Articles of Association provide for a conditional share capital based on which the Company is authorized to issue up to 11,840,090 new Class B Shares, corresponding to CHF 592,004.50 in par value. Since May 14, 2019, the date of reference for the last formal recording in the Articles and the commercial register of the Canton of Zug, Switzerland, an aggregate number of 1,228,838 Class B Shares has been issued out of the Company's conditional share capital as at December 31, 2019. As a result, the available conditional share capital of the Company, as at December 31, 2019, amounted to CHF 530,562.60, corresponding to the issuance of 10,611,252 Class B Shares. Among other things, the Company's conditional share capital could be used in connection with the issuance of securities that are convertible into Class B Shares. To the extent that additional capital is raised through the issuance of Class B Shares or other securities that are convertible into Class B Shares, the issuance of such securities could dilute the Company's shareholders' interest in the Company.

On January 19, 2016, the Company entered into a share subscription facility agreement (the "SFF") with GEM Global Yield Fund LLC SCS and GEM Investments America, LLC (collectively referred to as "GEM"), according to which the Company has the right, at any date after the date on which the Class B Shares are listed on the SIX, during the period expiring on the earlier of (i) January 19, 2021 and (ii) the date on which GEM has subscribed for Class B Shares with an aggregate subscription price of CHF 60,000,000, to request GEM, in one or several steps, to subscribe for Class B Shares up to an aggregate subscription amount of CHF 60,000,000. After drawdowns made under this facility in June, August and December 2017 in the aggregate amount of CHF 3,905,355, the remaining amount available for drawdown is CHF 56,094,645 as at December 31, 2019. The subscription price for each subscription request of the Company corresponds to 90% of the average of the closing bid prices for Class B Shares on the SIX (as adjusted for variations) as reported by Bloomberg during the respective pricing period. If the Company elects to exercise its rights under the SFF, the issuance of Class B Shares would dilute the Company's shareholders' interest in the Company. As at December 31, 2019, the remaining amount available for drawdown by the Company under the SFF is CHF 56,094,645 and the estimated maximum number of Class B Shares deliverable under the SFF is 28,855,270 Class B Shares at CHF 1.944 per Class B Share (calculated based on the closing price of a Class B Share on December 30, 2019 of CHF 2.16 per Class B Share, discounted by 10%). The actual price, at which the Company may drawdown under the SFF is subject to change, and, therefore, the number of Class B Shares deliverable to GEM may vary.

In connection with the SFF, on May 06, 2016, the Company granted to GEM 1,459,127 options (the "GEM Options") for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the GEM Options at December 31, 2019 is 1,459,127 Class B Shares. The GEM Options may be exercised by GEM at any time on or before May 6, 2021, at an exercise price per GEM Option initially set to CHF 8.85432 per Class B Share (the "GEM Initial Exercise Price"). The GEM Initial Exercise Price may be adjusted using certain agreed-upon formulae more fully described in Item 10.C -- Material Contracts – Options Issued to GEM. In application of adjustment provisions under the relevant warrant, the exercise price of the warrant has been adjusted from CHF 8.85342 to CHF 8.8264 and the number of Class B Shares that GEM is entitled to purchase upon exercise of the warrant has been increased by 4,612 Class B Shares to 1,463,739 as at December 31, 2019. The Class B Shares issued to GEM in connection with the GEM Options would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of GEM Options will dilute the Company's shareholders' interests in the Company.

On February 8, 2018 the Company entered into a Standby Equity Distribution Agreement, as amended on September 28, 2018 (the "SEDA") with YA II PN, Ltd., a fund managed by Yorkville Advisors Global, LLC (collectively referred to as "Yorkville"). Pursuant to the SEDA, the Company has the right, at any time during a three-year period, to request Yorkville, in one or several steps, to subscribe for Class B Shares up to an aggregate subscription amount of CHF 50,000,000. After drawdowns made by WISeKey under the SEDA in June, November and December 2018, and January, August, September, October and November 2019, in the aggregate amount of CHF 2,857,922.71, the remaining amount available for drawdown is CHF 47,142,077 as at December 31, 2019. As long as a sufficient number of Class B Shares is provided through share lending, WISeKey has the right to make drawdowns under the SEDA at its discretion by requesting Yorkville to subscribe for (if the Class B Shares are issued out of authorized share capital) or purchase (if the Class B Shares are delivered out of treasury) Class B Shares worth up to CHF 5,000,000 each, subject to certain exceptions and limitations (including the exception that a drawdown request by WISeKey shall in no event cause the aggregate number of Class B Shares held by Yorkville to meet or exceed 4.99% of the total number of shares registered with the commercial register of the Canton of Zug). The subscription price for each subscription request of the Company corresponds to 93% of the lowest daily volume-weighted average share price (the "VWAP") of a Class B Share, as traded and quoted on the SIX, over the five trading days following the drawdown request by WISeKey. If the Company elects to exercise its rights under the SEDA, the issuance of Class B Shares would dilute the Company's shareholders' interest in the Company. As at December 31, 2019, the remaining amount available for drawdown by the Company under the SEDA is CHF 47,142,077 (USD 48,709,692 at closing rate) and, as at December 31, 2019, the estimated maximum number of Class B Shares deliverable under the SEDA is 23,467,780 Class B Shares at CHF 2.0088 per Class B Share (calculated based on the closing price of a Class B Share on December 30, 2019 of CHF 2.16 per Class B Share, discounted by 7%). The actual price, at which the Company may drawdown under the SEDA is subject to change, and, therefore, the number of Class B Shares deliverable to Yorkville may vary.

On September 28, 2018, WISeKey entered into a convertible loan agreement ("Crede Convertible Loan Agreement") with Crede CG III, Ltd., Hamilton, Bermuda ("Crede"), pursuant to which Crede committed to grant a loan to WISeKey in the amount of USD 3,000,000 (the "Crede Principal Amount"). The Crede Principal Amount will mature on October 30, 2020 ("Crede Maturity"). The Crede Principal Amount is to be repaid through the delivery of such number of Class B Shares, as corresponds to the quotient of the Crede Principal Amount then outstanding and a conversion price corresponding to 93% of the average of the two lowest daily VWAPs of a Class B Share, as traded and quoted on the SIX during the ten trading days immediately preceding the relevant conversion date, converted into USD at the relevant exchange rate. Crede may request a conversion of the Crede Principal Amount, in parts or in full, at any time before the Crede Maturity. The loan granted in accordance with the Crede Convertible Loan Agreement bears interest at a yearly rate of 10% (the "Crede Interest"). WISeKey has the right, at its discretion, to pay Crede Interest accrued on the outstanding Crede Principal Amount in cash or by delivery of such number of Class B Shares as corresponds to the quotient of the respective Crede Interest payment amount and a conversion price corresponding to 93% of the average of the two lowest daily VWAPs of a Class B Share, as traded and quoted on the SIX during the ten trading days immediately preceding the relevant conversion date, converted into USD at the relevant exchange rate. After conversions in January, February, July, September and December 2019, as requested by Crede, representing an aggregate repayment amount of USD 1,771,101, the remaining Crede convertible loan amount outstanding is USD 1,228,899 as at December 31, 2019. The conversion of the Crede Principal Amount and, if applicable, the Crede Interest, into Class B Shares will dilute the Company's shareholders' interest in the Company. The number of Class B Shares deliverable by the Company to Crede in connection with conversions of the Crede Principal Amount and the Crede Interest will depend on the applicable conversion price. As at December 31, 2019, the estimated maximum number of Class B Shares deliverable by the Company under the Crede Convertible Loan Agreement (for payment of Crede Principal Amount and maximum Crede Interest until maturity) is 636,803 Class B Shares (calculated based on the closing price of a Class B Share on the SIX on December 30, 2019 of CHF 2.16 per Class B Share discounted by 7% and converted into USD at the relevant exchange rate). Note that the actual price at which Crede may convert the Crede Principal Amount and at which the Company may convert the Crede Interest into Class B Shares is subject to change, and, as a consequence, the number of Class B Shares deliverable to Crede may vary. As at December 31, 2019, the Company holds 1,202,191 Class B Shares in treasury, either directly or through a subsidiary, in order to be able to comply with its obligations under the Crede Convertible Loan Agreement (including the conversion of the Crede Principal Amount and the Crede Interest into Class B Shares).

In connection with the Crede Convertible Loan Agreement, on September 28, 2018, the Company granted to Crede 408,247 options (the "Crede Options") for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Crede Options as at December 31, 2019 is 408,247 Class B Shares. The Crede Options may be exercised by Crede at any time on or before October 29, 2021, at an exercise price per Crede Option equal to CHF 3.84 per Class B Share. The Class B Shares issued to Crede in connection with the Crede Options would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of Crede Options will dilute the Company's shareholders' interests in the Company.

On June 27, 2019, WISeKey entered into a convertible loan agreement ("Yorkville Convertible Loan ") with YA II PN, Ltd., a fund managed by Yorkville, pursuant to which Yorkville committed to grant a loan to WISeKey in the amount of USD 3,500,000 (the "Yorkville Principal Amount"). The Yorkville Convertible Loan is repayable in monthly cash instalments starting August 01, 2019 up until its maturity on August 01, 2020. The loan granted in accordance with the Yorkville Convertible Loan bears interest at a yearly rate of 6% (the "Yorkville Interest"). Yorkville, at its sole discretion, may elect to request that any amount due and outstanding, be it principal or interests, be paid in Class B Shares using a conversion price of CHF 3.00 per Class B Share (the "Initial Conversion Price") and, as exchange rate, any publicly available spot rate of exchange selected by Yorkville in the New York foreign exchange market at the applicable date. The Initial Conversion Price may be adjusted using certain agreed-upon formulae in case of (a) an increase of capital by means of capitalization of reserves, profits or premiums by distribution of WISeKey shares, or division or consolidation of WISeKey shares; (b) an issue of WISeKey shares or other securities by way of conferring subscription or purchase rights; (c) spin-offs and capital distributions other than dividends; and (d) dividends. As at December 31, 2019, and as agreed with Yorkville, WISeKey has repaid an aggregate amount of USD 1,162,607, therefore the remaining Yorkville Convertible Loan amount outstanding is USD 2,337,393. The conversion of the Yorkville Principal Amount and, if applicable, the related interest, into Class B Shares will dilute the Company's shareholders' interest in the Company. The number of Class B Shares deliverable by the Company to Yorkville in connection with conversions of the Yorkville Principal Amount and the Yorkville Interest will depend on the applicable conversion price. Based on the Initial Yorkville Conversion Price on the date of execution of the Yorkville Convertible Loan (CHF 3.00) converted into USD at the relevant exchange rate, the estimated maximum number of Class B Shares deliverable under the Yorkville Convertible Loan (for the payment of Yorkville Principal Amount outstanding as at December 31, 2019 and Yorkville Interest until maturity) is 772,968 Class B Shares. Note that the actual price at which Yorkville may convert the Yorkville Principal Amount and Yorkville Interest into Class B Shares is subject to change, and, as a consequence, the number of Class B Shares deliverable to Yorkville may vary.

In connection with the Yorkville Convertible Loan, on June 27, 2019, the Company granted to Yorkville 500,000 options (the "Yorkville Options") for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Yorkville Options as at December 31, 2019 is 500,000 Class B Shares. The Yorkville Options may be exercised by Yorkville at any time on or before June 27, 2022, at an exercise price per Yorkville Option initially set to CHF 3.00 per Class B Share (the "Yorkville Initial Exercise Price"). The Yorkville Initial Exercise Price may be adjusted using certain agreed-upon formulae more fully described in Item 10C – Contracts – Options Issued to Yorkville. The Class B Shares issued to Yorkville in connection with the Yorkville Options would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of Yorkville Options will dilute the Company's shareholders' interests in the Company.

On December 16, 2019, WISeKey entered into a Convertible Term Loan Facility Agreement (the "LSI Convertible Facility") with Long State Investment Limited ("LSI"), a Hong Kong-based investment company, to borrow up to CHF 30,000,000 (the "LSI Principal Amount"). Under the terms of the LSI Convertible Facility, WISeKey is able to drawdown individual term loans of up to CHF 500,000 or, if so agreed between the parties, up to CHF 2,500,000 at an interest rate of 1.5% per annum (the "LSI Interest"), up to an aggregate amount of CHF 30,000,000 over a commitment period of 24 months. LSI have the right to convert a drawdown tranche into Class B Shares or, if so agreed among the parties and permitted by law, into ADSs, within a period of 21 SIX trading days after each individual drawdown at 95% of the higher of (i) the then prevailing market rate and (ii) the minimum conversion price of CHF 1.80. Any term loan not converted by LSI initially will automatically convert into Class B Shares, or ADSs, 20 SIX trading days before the expiration of the commitment period at the applicable conversion price. Under certain circumstances, interest payments may be “paid in kind” by capitalizing such interest and adding to it the aggregate principal balance of the loan outstanding. As at December 31, 2019, WISeKey has not made any drawdown under the LSI Convertible Facility, therefore the remaining amount available for drawdown is CHF 30,000,000. The conversion of the LSI Principal Amount and, if applicable, the LSI Interest, into Class B Shares will dilute the Company's shareholders' interest in the Company. The number of Class B Shares deliverable by the Company to LSI in connection with conversions of the LSI Principal Amount and the LSI Interest will depend on the applicable conversion price. As at December 31, 2019, the remaining amount available for drawdown by the Company under the LSI Convertible Facility is CHF 30,000,000 (USD 30,997,590 at closing rate) and, as at December 31, 2019, the estimated maximum number of Class B Shares deliverable under the LSI Convertible Facility is 14,619,883 Class B Shares at CHF 2.052 per Class B Share (calculated based on the closing price of a Class B Share on the SIX on December 30, 2019 of CHF 2.16 per Class B Share discounted by 5%). Note that the actual price at which LSI may convert each tranche under the LSI Convertible Facility is subject to change, and, therefore, the number of Class B Shares deliverable to LSI may vary.

Our financial results may be affected by fluctuations in exchange rates.

Due to the broad scope of our international operations, a portion of our revenue and our expenses are denominated in currencies other than USD, our reporting currency. As a result, our business is exposed to transactional and translational currency exchange risks caused by fluctuations in exchange rates among those different currencies.

The functional currency of most of our operating subsidiaries is the applicable local currency. The translation from the applicable functional currencies into our reporting currency is performed for balance sheet accounts using exchange rates in effect at the balance sheet date, and, for the statement of operations accounts, using average exchange rates prevailing during the relevant period. Functional currency exchange rates for our operating subsidiaries have in the past, and may in the future, fluctuate significantly against the USD. Because we prepare our consolidated financial statements in USD, these fluctuations may have an effect both on our results of operations and on the reported value of our assets, liabilities, revenue and expenses as measured in USD, which in turn may significantly affect reported earnings, either positively or negatively, and the comparability of period-to-period results of operations.

In addition to currency translation risks, we are exposed to currency transaction risks. Currency transaction risk is the risk that the domestic currency value of a future foreign currency denominated cash flow (payments or receipts from a committed or uncommitted contract or credit facility) varies as a direct result of changes in exchange rates. Fluctuations in currencies may adversely impact our ability to compete on a global basis and our results of operations and our financial condition.

Our operating results can vary significantly due to the impairment of goodwill and other tangible and intangible assets due to changes in the business environment.

Our operating results can also vary significantly due to impairments of intangible assets, including goodwill, and other fixed assets. As of December 31, 2019, the value of our goodwill as recorded on our balance sheet was USD 8,316,892 and the value of acquired technologies and other intangible assets was USD 600,123, net of impairment and amortization. Because the market for our products is characterized by rapidly changing technologies, our future cash flows may not support the value of goodwill and other intangibles recorded in our consolidated financial statements. According to U.S. GAAP, we are required to annually test our recorded goodwill and indefinite-lived intangible assets, if any, and to assess the carrying values of other intangible assets when impairment indicators exist. As a result of such tests, we could be required to book impairment charges in our statement of operations if the carrying value is greater than the fair value. The amount of any potential impairment is not predictable.

Factors that could trigger an impairment of such assets include, but are not limited to, the following:

•	underperformance relative to projected future operating results;

•	negative industry or economic trends, including changes in borrowing rates or weighted average cost of capital;

•	applicable tax rates;

•	changes in working capital;

•	the market multiples utilized in our fair value calculations;

•	changes in the manner or use of the acquired assets or the strategy for our overall business; and

•	changes in our organization or management reporting structure, which could require greater aggregation or disaggregation in our analysis by reporting unit and potentially alternative methods/ assumptions of estimating fair values.

Any potential future impairment, if required, could have a material adverse effect on our business, financial condition and results of operations.

We may need additional capital in the future and it may not be available on terms favorable to us or at all.

We may require additional capital in the future to do, among other things, the following:

•	fund our operations;

•	finance investments in equipment and infrastructure needed to maintain our manufacturing capabilities;

•	enhance and expand the range of products and services we offer;

•	respond to potential strategic opportunities, such as investments, acquisitions and expansions; and

•	service or refinance other indebtedness.

Our ability to obtain external financing in the future is subject to a variety of uncertainties, including: (i) our financial condition, results of operations and cash flows, and (ii) general market conditions for financing activities.

The terms of available financing may also restrict our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or delay, limit or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could have a material adverse effect on our business, financial condition and results of operations.

The Company is a holding company with no direct cash generating operations and relies on its subsidiaries to provide it with funds necessary to pay dividends to shareholders.

The Company is a holding company with no significant assets other than the equity interests in its subsidiaries. The Company's subsidiaries own substantially all the rights to its revenue streams. The Company has no legal obligation to, and may not, declare dividends or other distributions on its shares. The Company's ability to pay dividends to its shareholders depends on the availability of sufficient legally distributable profits from previous years, which depends on the performance of its subsidiaries and their ability to distribute funds to the Company, and/or on the availability of distributable reserves from capital contributions at the Company level, and on the need for shareholder approval.

The ability of a subsidiary to make distributions to the Company could be affected by a claim or other action by a third party, including a creditor, or by laws which regulate the payment of dividends by companies. In addition, the subsidiaries' ability to distribute funds to the Company depends on, among other things, the availability of sufficient legally distributable profit of such subsidiaries. The Company cannot offer any assurance that legally distributable profit or reserves from capital contributions will be available in any given financial year.

Even if there is sufficient legally distributable profit or reserves from capital contributions available, the Company may not be able to pay a dividend or distribution of reserves from capital contributions for a variety of reasons. Payment of future dividends and other distributions will depend on our liquidity and cash flow generation, financial condition and other factors, including regulatory and liquidity requirements, as well as tax and other legal considerations.

Legal Risks

We are subject to anti-takeover provisions.

Our Articles and Swiss law contain provisions that could prevent or delay an acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions may also adversely affect prevailing market prices for our Class B Shares and our ADSs. These provisions provide, among other things:

•	an opting-out from the obligation of an acquirer of Shares to make a public offer pursuant to article 135 and 163 of the Swiss Financial Market Infrastructure Act, including its implementing directives, circulars and other regulations (the "FMIA");

•	that the share capital is divided into different classes of shares, of which only Class B Shares are listed on the SIX, whereas Class A Shares are not listed and tradable;

•	that the Board is currently authorized, at any time until May 25, 2020, to issue up to 8,881,829 new Class B Shares and to limit or withdraw the pre-emptive rights of existing shareholders in various circumstances;

•	that any shareholder who is entitled to propose any business or to nominate a person or persons for election as member of the Board at an annual meeting may only do so if advance notice is given to the Company;

•	that a merger or demerger transaction requires the affirmative vote of the holders of at least two-thirds of voting rights and an absolute majority of the par value of the shares, each as represented (in person or by proxy) at the general meeting of shareholders and the possibility of a so-called "cash-out" or "squeeze-out" merger if the acquirer controls 90% of the outstanding shares entitled to vote at a general meeting of shareholders; and

•	that any action required or permitted to be taken by the holders of shares must be taken at a duly called annual or extraordinary general meeting of shareholders of the Company.

Each Class A Share and each Class B Share has one vote despite the difference in par value

Each Class A Share and each Class B Share carries one vote per share but our Class A Shares have a lower par value (CHF 0.01 per share) than our Class B Shares (CHF 0.05 per share). This means that, relative to their respective per share contribution to the Company’s capital, the holders of our Class A Shares have a greater relative per share voting power than the holders of our Class B Shares for matters that require approval on the basis of a specified majority of shares present at the shareholders meeting.

However, to the extent shareholder resolutions require as the relevant majority standard a majority of the par value of the shares present at the meeting, Class A Shares as a class have less votes than Class B Shares as a class (as the Class B Shares have a par value of CH 0.05 per Class B Share as compared to CH 0.01 per Class A Share). The majority of par value standard for approval of resolutions applies (i) to shareholder resolutions on certain specific matters (see Item 10B -Memorandum and Articles of Association - Dual Voting Rights) and (ii) to the extent that Swiss corporate law requires that a shareholder resolution be adopted with a majority of (A) two-thirds of the voting rights attached to, and (B) the absolute majority of the par value of, the shares, each as represented at the relevant meeting (see also Item 10B-Memorandum and Articles of Association - Voting Requirements).

Assuming a total of approximately 68 million of our shares are outstanding, of which approximately 40 million are Class A Shares and approximately 28 million are Class B Shares, the Class A Shares as a class contribute 22% of the aggregate par value of the Company, have 58% of the total votes for matters that require approval on the basis of a specified majority of the number of shares present at the shareholders meeting, but 22% of the total votes for matters that require approval on the basis of a specified majority of the par value of the shares present at the shareholders meeting. Assuming the same total of approximately 68 million of our shares are outstanding, of which approximately 40 million are Class A Shares and approximately 28 million are Class B Shares, Class B Shares as a class contribute 78% of the aggregate par value of the Company, have 42% of the total votes for matters that require approval on the basis of a specified majority of the number of shares present at the shareholders meeting, but 78% of the total votes for matters that require approval on the basis of a specified majority of the par value of the shares present at the shareholders meeting.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate, including tax rules limiting the deductibility of interest expense, could result in a higher tax rate on our earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We operate in various jurisdictions. Consequently, we are subject to changes in applicable tax laws, treaties or regulations in the jurisdictions in which we operate, which could include laws or policies directed toward companies organized in jurisdictions with low tax rates. A material change in the tax laws or policies, or their interpretation, of any country in which we have significant operations, or in which we are incorporated or resident, including the limitation of deductibility of interest expense, could result in a higher effective tax rate on our worldwide earnings and such change could be significant to our financial results.

We may become exposed to costly and damaging intellectual property or liability claims, and our product liability may not cover all damages from such claims.

We are exposed to potential intellectual property or product liability claims. We currently have not been involved in any such legal proceedings. However, the current and future use of our products may expose us to such claims. Any claims made against us, regardless of their merit, could be difficult and costly to defend, and could compromise the market acceptance of our products and any prospects for future products. Such legal proceedings could have a material adverse effect on our business, financial condition, or results of operations.

If WISeKey is unable to adequately protect its proprietary technology and intellectual property rights, its business could suffer substantial harm.

Our intellectual property rights are important to our business. We rely on a combination of confidentiality clauses, trade secrets, copyrights and trademarks to protect our intellectual property and know-how. In addition, we have filed a number of applications for patents to protect our technologies and have been granted two patents in Switzerland for the company's verification and authentication of valuable objects on the Internet in connection with technology involving the internet of things ("IoT") when connecting to each other or to the cloud. Further, in connection with the acquisition of WISeKey Semiconductors SAS from Inside Secure SA, we have acquired 39 patent families.

The steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create solutions and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our solutions may be unenforceable under the laws of certain jurisdictions.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to our proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our solutions. Additionally, we may from time to time be subject to opposition or similar proceedings with respect to applications for registrations of our intellectual property, including but not limited to our trademarks and patent applications. While we aim to acquire adequate protection of our brand through registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar brands for solutions that also address the cybersecurity, authentication or mobile application markets. Additionally, the process of seeking patent protection can be lengthy and expensive. Any of our pending or future patent or trademark applications, whether challenged or not, may not be issued with the scope of the claims we seek, if at all.

From time to time, we may discover that third parties are infringing, misappropriating or otherwise violating our intellectual property rights. However, policing unauthorized use of our intellectual property and misappropriation of our technology is difficult and we may therefore not always be aware of such unauthorized use or misappropriation. Despite our efforts to protect our intellectual property rights, unauthorized third parties may attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop solutions with the same or similar functionality as our solutions. If competitors infringe, misappropriate or otherwise misuse our intellectual property rights and we are not adequately protected, or if such competitors are able to develop solutions with the same or similar functionality as ours without infringing our intellectual property, our competitive position and results of operations could be harmed and our legal costs could increase.

WISeKey may incur fines or penalties, damage to its reputation or other adverse consequences if its employees, agents or business partners violate, or are alleged to have violated, anti-bribery, competition or other laws.

WISeKey's internal controls may not always protect us from reckless or criminal acts committed by our employees, agents or business partners that would violate Swiss, U.S. or other laws, including anti-bribery, competition, trade sanctions and regulations and other related laws. Any such improper actions could subject WISeKey to administrative, civil or criminal investigations in the competent jurisdictions, could lead to substantial civil or criminal monetary and non-monetary penalties against WISeKey or our subsidiaries, and could damage our reputation. Even the allegation or appearance of WISeKey's employees, agents or business partners acting improperly or illegally could damage our reputation and result in significant expenditures in investigating and responding to such actions.

We could be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

As WISeKey continues to expand products, partnerships, sales and distribution, the risk of being involved in legal proceedings will invariably increase. While WISeKey has successfully avoided being involved in legal proceedings in the past, it may not be able to do so in the future. Legal proceedings, especially when involving intellectual property rights and product liability, may have material adverse effects on WISeKey's financial condition, results of operations and cash flows.

We process and store personal information, which subjects us to data protection laws and contractual commitments, and our actual or perceived failure to comply with such laws and commitments could harm our business.

The personal information we process is subject to an increasing number of laws regarding privacy and data protection, as well as contractual commitments. Any failure or perceived failure by us to comply with such obligations may result in governmental enforcement actions, fines, or cause our customers to lose trust in us, which could have an adverse effect on our reputation and business.

Risks Related to Our Shares and ADSs

As a foreign private issuer, we are permitted to rely on exemptions from certain corporate governance standards.

As a foreign private issuer, we are permitted to, and we are relying on exemptions from certain NASDAQ corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our ordinary shares and the ADSs.

We are exempted from certain corporate governance requirements of NASDAQ by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on NASDAQ. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the "Exchange Act");

•	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors; or

•	have regularly scheduled executive sessions with only independent directors.

We have relied on and intend to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of NASDAQ.

As a foreign private issuer, we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to our shareholders and ADS holders than they would enjoy if we were a domestic U.S. company.

As a foreign private issuer, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the Exchange Act. We are also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act. As a result, our shareholders and ADS holders may be afforded less protection than they would under the Exchange Act rules applicable to domestic U.S. companies.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. These criteria are tested annually. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We are an "emerging growth company", and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors and, as a result, adversely affect the price of the ADSs and result in a less active trading market for the ADSs.

We are an "emerging growth company" as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting, and we will not provide such an attestation from our auditors. We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find the ADSs less attractive because of our reliance on some or all of these exemptions. If investors find the ADSs less attractive, it may adversely affect the price of the ADSs and there may be a less active trading market for the ADSs.

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of USD 1,070,000,000 (as such amount is indexed for inflation every five years by the United States Securities and Exchange Commission, or SEC) or more;

•	the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

•	the date on which we have, during the previous three-year period, issued more than USD 1,070,000,000 in non-convertible debt; or

•	the date on which we are deemed to be a "large accelerated filer", as defined in Rule 12b-2 of the Exchange Act, which would occur if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds USD700,000,000 as of the last day of our most recently-completed second fiscal quarter.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. Depending on the circumstances, we may or may not take advantage of the extended transition period under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards and therefore our financial statements may not be comparable to companies that comply with public company effective dates.

The requirements of being a public company may strain our resources and distract our management.

Following the listing of the ADSs on NASDAQ, we are required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us, either or both of which could have a negative effect on our business, financial condition and results of operations.

As a public company, we are (subject to certain exceptions) subject to the reporting requirements of the Exchange Act and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act and the listing and other requirements of NASDAQ. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business and financial performance. The Sarbanes-Oxley Act requires that we maintain disclosure controls and procedures and internal control over financial reporting. To improve the effectiveness of our disclosure controls and procedures and our internal control over financing reporting, we need to commit significant resources and provide additional management oversight. We are implementing additional procedures and processes for the purpose of addressing the U.S. standards and requirements applicable to public companies. These activities may divert management's attention from other business concerns and we will incur significant legal, accounting and other expenses that we did not have prior to the listing on NASDAQ, which could have a material adverse effect on our business, financial condition and results of operations.

We have never paid dividends on our share capital, and we do not anticipate paying cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our share capital. We do not anticipate paying cash dividends on our shares in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with applicable laws and covenants under current or future credit facilities, which may restrict or limit our ability to pay dividends and will depend on our financial condition, operating results, capital requirements, distributable profits and/or distributable reserves from capital contributions, general business conditions and other factors that our board of directors may deem relevant. As a result, capital appreciation, if any, of our securities will be your sold source of gain for the foreseeable future.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement governing the ADSs representing our Class B Shares provides that, to the fullest extent permitted by applicable law, ADSs holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class B Shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver to right to a jury trial of the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of our or the depositary's compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

If we or the depositary oppose a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. The enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcome than a trial by jury would have had, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or our ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Your voting rights as a holder of our ADSs are limited by the terms of the deposit agreement.

You may exercise your voting rights with respect to the ordinary shares underlying your ADSs only in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from you in the manner set forth in the deposit agreement, the depositary for our ADSs will endeavor to vote your underlying ordinary shares in accordance with these instructions. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. As a result, you may not be able to exercise your right to vote.

The depositary for our ADSs will give a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not give timely voting instructions, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for our ADSs, the depositary will, to the extent permitted under applicable law, give a discretionary proxy to the independent proxy holder elected by the Company's shareholders to exercise the voting rights of the ordinary shares underlying your ADSs at shareholders' meetings if you do not give voting instructions to the depositary, unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary, you cannot prevent the ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence our management.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may not receive distributions on our Class B Shares or any value for them if it is illegal or impractical to make them available to you as an ADS holder.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for the Class B Shares represented by ADSs after deducting its fees and expenses. You will receive these distributions in proportion to the number of our Class B Shares that your ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, Class B Shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our Class B Shares or any value for them if it is illegal or impractical for us to make them available to you as an ADS holder. These restrictions may reduce the value of your ADSs.

The rights accruing to holders of our shares may differ from the rights typically accruing to shareholders of a U.S. corporation.

We are organized under the laws of Switzerland. The rights of holders of Class B Shares and, therefore, certain of the rights of ADSs, are governed by the laws of Switzerland and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See the sections entitled "Description of Share Capital and Articles of Association – Differences in Corporate Law" and "Description of Share Capital and Articles of Association – Articles of Association – Other Swiss Law Considerations" for a description of the principal differences between the provisions of Swiss law applicable to us and, for example, the Delaware General Corporation Law relating to shareholders' rights and protections.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under the laws of Switzerland. Certain of directors reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. The United States and Switzerland do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Switzerland. In addition, uncertainty exists as to whether Swiss courts would entertain original actions brought in Switzerland against us or our directors predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be reviewed by the courts of Switzerland. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If a Swiss court gives judgment for the sum payable under a U.S. judgment, the Swiss judgment will be enforceable by methods generally available for this purpose. These methods generally permit the Swiss court discretion to prescribe the manner of enforcement. As a result, U.S. investors may not be able to enforce against us or certain of our directors, or certain experts named herein who are residents of Switzerland or countries other than the United States, any judgments obtained in U.S.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of ADSs or our Class B Shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Inadequate internal controls could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ADSs or our Class B Shares.

Management will be required to assess the effectiveness of our internal controls annually. However, for as long as we are an "emerging growth company", our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting. An independent assessment of the effectiveness of our internal controls could detect problems that our management's assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements requiring us to incur the expense of remediation and could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our ADSs or our Class B Shares and their respective trading volumes could decline.

The trading market for our ADSs and our Class B Shares depends in part on the research and reports that securities or industry analysts publish about us or our business. Since we have not undertaken an initial public offering of ADSs in connection with the listing of our ADSs on NASDAQ, we do not anticipate that many or any industry analysts in the United States will publish such research and reports in the United States about our Class B Shares or our ADSs. If no or too few securities or industry analysts commence or continue coverage on us, the trading price for our ADSs and our Class B Shares could be affected. If one or more of the analysts who may eventually cover us downgrade our ADSs or our Class B Shares or publish inaccurate or unfavorable research about our business, the trading price of our ADSs or our Class B Shares would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our ADSs or Class B Shares could decrease, which might cause the price of such securities and their respective trading volumes to decline.

Although we believe that we were not a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes in 2019, there can be no assurance in this regard, and if we are a PFIC in any year, U.S. holders of our ADSs may be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Based on our financial statements, business plan and certain estimates and projections, including as to the relative values of our assets, we do not believe that we were a PFIC for our 2019 taxable year and do not expect to be a PFIC in the foreseeable future. However, there can be no assurance that the Internal Revenue Service (the "IRS") will agree with our conclusion regarding our PFIC status, and whether we are or will be classified as a PFIC in any particular year is uncertain because we currently own a substantial amount of passive assets, including cash, and the valuation of certain of our assets is uncertain and may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds ADSs, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to make a qualified electing fund election that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC.

For further discussion, see "Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders."

If a United States person is treated as owning at least 10% of our shares or ADSs, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. investor owns or is treated as owning (indirectly or constructively) at least 10% of the value or voting power of our shares or ADSs, such investor may be treated as a "United States shareholder" with respect to each "controlled foreign corporation" in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of "Subpart F income," "global intangible low-taxed income," and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder's U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ADSs.

Item 4.	Information on the Company

A.	History and Development of the Company

We are a Swiss stock corporation (Aktiengesellschaft) of unlimited duration with limited liability under the laws of Switzerland and registered in the Commercial Register of the Canton of Zug, Switzerland, on December 3, 2015 under the register number CHE-143.782.707. We are registered under the company name "WISeKey International Holding AG" and have our registered office and principal executive offices at General-Guisan-Strasse 6, 6300 Zug, Switzerland. WISeKey International Holding AG is the parent company of WISeKey SA, which was established in 1999. Our address on the Internet is http://www.wisekey.com. The information on our website is not incorporated by reference in this annual report.

In the first quarter of 2019, we completed the sale of the QuoVadis Group to DigiCert Inc, a leading global provider of TLS/SSL, IoT and other PKI solutions, for USD 45 million cash. The products and solutions of the QuoVadis Group sold to DigiCert Inc. consisted of QuoVadis Trust/Link which provides managed Public Key Infrastructure (PKI) including Digital Certificates for authentication, encryption, and digital signature; TLS/SSL Certificates for websites; QuoVadis sealsign which provides software and cloud solutions for Electronic Signatures and time-stamping. We retained ownership of the ISTANA Platform used to secure, among other things, the connected car industry, as part of its offerings for the Internet of Things (IoT) market, together with its latest Blockchain technology. The ISTANA Platform complements our core products and solutions which are based on our Cybersecurity SaaS business, also known as managed PKI services, and on our Semiconductor chips, and focus on securing the IoT market and using Artificial Intelligence (AI) to analyze data, with products and services using public key encryption and hardware encryption, digital identity protection services, anti-illicit trade products and services, and Blockchain services.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

B.	Business Overview

Overview

We are a Swiss cybersecurity company, publicly listed in Switzerland on the SIX since 2016 (Class B Shares) and NASDAQ, since 2019 (American Depositary Shares), focused on delivering integrated security solutions for the Internet of Things (IoT) and digital identity ecosystems. With over two decades of experience in the digital security market, we integrate our secure semiconductors, cybersecurity software, and a globally recognized Root of Trust (RoT) into leading-edge products and services that protect users, devices, data and transactions in the internet-connected world.

The rapid proliferation of internet-connected devices and individuals' increasing dependence on them for personal and business purposes have exposed shortcomings in traditional security solutions. Legacy IT networks are easy targets for attackers that leverage the vulnerabilities of the outdated perimeter-based security methods that can't keep up with the sheer number of devices that are being added every day. According to an Ernst and Young survey of 200 global CEOs in 2019, Cybersecurity is listed as the biggest threat to the world economy over the next decade, above and beyond income inequality and job losses from technological change. Our cybersecurity platform is the first of its kind to be intentionally designed to provide organizations with a holistic cybersecurity solution to safeguard their connected device ecosystem from the evolving cyber threats that lurk around every corner of the burgeoning Internet of Things (IoT) landscape.

Cyber-attacks are becoming increasingly sophisticated, posing significant and persistent threats to international organizations and the sensitive data that they are responsible to protect under government regulations such as GDPR. According to Symantec's 2017 Internet Security Threat Report, there were more than 1,200 security breaches in 2016, resulting in 1.1 billion exposed identities. The report also noted that it takes only 2 minutes for an IoT device to be attacked. Attackers deploy clandestine, advanced, and targeted attacks on less secure bring-your-own-devices (BYOD) to infiltrate broader networks. These attacks can remain inside a network for extended periods of time undetected, most often to steal valuable data, spread malicious malware, or sabotage critical infrastructure. The World Economic Forum said, in an article published in November of 2019, that Cybercrime will remain a large-scale concern for years to come. From 2019 to 2023E, approximately $5.2 trillion in global value will be at risk from cyberattacks, creating an ongoing challenge for corporations and investors alike1.

___________________________

1 Ghosh, I, ‘This is the crippling cost of cybercrime on corporations’, World Economic Forum, November 7, 2019.

In the context of cybersecurity, a major concern is not just the risk of exposing data to bad actors, but also the actions and decisions that are made based on the data and that cannot take place if the data cannot be trusted. As a result, conceptually in terms of data classes, some data can be trusted to take a particular action and other data cannot. If data is categorized as "Untrusted Data", where the identity of a device is not known, the network security is low or the data integrity cannot be validated, that data is flagged as unusable. So called "Smart Data" on the other hand stems from devices with trusted identities and data validation processes, inherently part of a Public Key Infrastructure (PKI), generating "Trusted Data" that can trigger reliable actions, transactions and processes. As more and more applications rely on immediate actions at the edge, like the decision for an autonomous car to proceed to take over another car on a freeway, the need for Smart Data becomes critical for safety and security and it can only derive from secure, trusted IoT ecosystems.

We are one among very few companies in our market combining secure IoT microchips with proven cybersecurity software and services. Simply put, devices that are deployed without the security provided by our platform are exposed and lack the mission-critical on-device security systems to defend themselves and the networks they are connected to. Our security solutions are therefore at the forefront of cybersecurity innovation, driving the future of IoT security as the most comprehensive way to fill all gaps in identity and data protection, giving organizations the confidence that they are protected from device-to-cloud and beyond.

Our cybersecurity platform is comprised of our proprietary software and hardware products that have been designed from the ground up to address the unique attack parameters that threaten the IoT ecosystem:

•	Hardware - Our unique position as one of only six companies worldwide capable of designing and deploying secure microchips that have been certified by globally recognized security certification boards like Common Criteria, Cybersecurity and Infrastructure Security Agency and FIPS (Federal Information Processing Standards) gives us the advantage of being able to provide our clients with the highest level of digital security available on the market at this time. Our secure microchips, typically referred to as Secure Elements, have been embedded into billions of devices and are trusted to secure banking, enterprise, government, and medical-grade applications.

•	Software - Our software solutions are driven by proprietary technologies based on widely adopted standards such as Root of Trust (RoT) and Public Key Infrastructure (PKI), that enable our clients to effectively manage their digital identities, information, and communications through a single integrated platform. RoT enables us to secure electronic information through our PKI digital certificate technology. These digital certificates are deployed for mutual authentication and encryption, creating tamperproof electronic "fingerprints", allowing our clients to adapt to an always changing device landscape without compromising their digital security and integrity.

Market Opportunities

Our security solutions address the complex needs of global enterprises and organizations. As of December 2019, more than 3,500 customers across a wide variety of industries were using our products to enable secure digital authentication across the globe. Our customers include leading organizations in a diverse set of industries, including energy and utilities, financial services, healthcare, manufacturing, retail, technology and telecommunications, as well as the public and academic sectors. In addition, we have an extensive network of channel partners, including software providers, integrators, IT outsourcing providers and leading cybersecurity consulting firms.

While our focus is on integrated solutions, we market and sell our products as both standalone products and integrated product suites. We derive revenue from the sales of microchips, software subscriptions, maintenance and licenses across our product portfolio.

Our core business addresses primarily two large and growing markets – Cybersecurity and IoT. According to industry research, worldwide information security spending will exceed $124 billion in 2019 (Aitken 2018)2 and steady commercial and consumer adoption will drive worldwide spending on the Internet of Things to $1.1 Trillion by 2023 (IDC 2019)3 with an estimated 7 billion IoT devices deployed (IoT Analytics 2018)4. Some notable sub-categories of IoT where we have a significant track record include:

•	Industry 4.0

•	Anti-illicit trade

•	Consumer Engagement

•	Data Privacy

•	Autonomous Safety

As at December 31, 2019, we had 84 employees located across 6 countries. We also have 18 independent contractors located in Vietnam. For the fiscal year ended December 31, 2019, we generated revenues of USD 22.7 million with cash reserves (restricted and unrestricted) of USD 16.6 million.

Security is our DNA and we are committed to continuing to develop and deliver solutions that keep our clients ahead of the unique cybersecurity threats that they face within their markets, enabling them to adapt to an evolving device landscape. Trustworthiness is also demonstrated by means of independent audits and accreditations. WISeKey products and services are recognized for their superior quality and maximum-security levels through accreditations such as WebTrust for the PKI solutions and Common Criteria for the semiconductor products, meeting or exceeding the highest standards required by the industry.

Industry Background

Broad rollout and adoption of internet connected devices creates increased exposure

The Internet of Things (IoT) is the network of physical devices, vehicles, home appliances, and other things embedded with electronics, software, sensors, actuators and network connectivity that create an ecosystem of connected devices exchanging and making decisions on data that is being broadcast across the Internet.

According to Gartner's 2017 Strategic Roadmap for IoT Network Technology, 63 million IoT devices will be attempting to connect to the enterprise network each second by 2020, driven by the constantly growing use cases that are dependent on IoT applications (Gartner 2017)5. The amount of data transmitted from these devices will continue to grow, largely originating beyond the enterprise network edge and traditional IT security perimeters.

Organizations face persistent threats from advanced attackers who are increasingly aware of existing vulnerabilities in existing security solutions and target the weakest link in the chain of security. Attackers can penetrate unsecured devices and subsequently connect to and cause harm to networks, manipulate data or use this data to gain competitive advantages. These devices include employees' personal devices (e.g., smartphones, laptops, and tablets), non-employee personal devices, (e.g., devices owned by third parties and others within enterprises), as well as IoT devices used for corporate purposes (e.g., lights, security cameras, printers, point-of-sale machines, thermostats, and medical devices). This landscape is growing rapidly and securing these devices and the data they provide has become an overwhelming priority for almost every single company in business today.

Most devices today lack encryption, authentication and other forms of protection from malicious attacks. Once the security parameters are penetrated, attackers can infiltrate and further spread malicious software to a range of devices. This can ultimately lead to interruption of business operations, slowdown of internet functionality, potential disruptions to critical infrastructure, and in some cases even the loss of sensitive consumer information. Based on a report that INC.com conducted with collaboration from Cisco and the National Center for Middle Market, 60% of small businesses would fold within 6 months of a cyber-attack (Galvin 2018)6.

___________________________

2 Aitken, R, ‘Global Information Security Spending To Exceed $124B in 2019, Privacy Concerns Driving Demand’, Forbes, August 19, 2018.

3 IDC Spending Guides, ‘Steady Commercial and Consumer Adoption Will Drive Worldwide Spending on the Internet of Things to $1.1 Trillion in 2023, According to a New IDC Spending Guide’, Business Wire, June 13, 2019.

4 Lueth, KL,‘State of the IoT 2018: Number of IoT devices now at 7B – Market accelerating’, IoT Analytics, August 8, 2018.

5 Harris, S, et al., ‘2017 Strategic Roadmap for Storage’, Gartner Research, March 8, 2017.

6 Galvin, J, ‘60 Percent of Small Businesses Fold Within 6 Months of a Cyber Attack. Here’s How to Protect Yourself’, Inc., May 7, 2018

Existing security solutions were not built for today's connected world

Traditional IT security consists of software security solutions that were developed decades ago and focus primarily on legacy closed networks where the security landscape and challenges are less fractured and firewalls are used to protect a well-defined network perimeter.

Unlike personal computers, IoT devices rely on cloud computing for much of their operations. This has driven a paradigm shift to device-level security, as smart devices lack the critical security infrastructure to prevent infiltration. Attackers carry out DDoS (Distributed Denial of Service) attacks by taking advantage of vulnerabilities in these devices, which enables them to command a much greater and more widely distributed IP address base than other attacks.

In today's environment, security for IoT relies on various vendors and solutions. According to Symantec Corporation, the average enterprise uses 75 distinct and different security products (Symantec 2015)7. These products can be effective at preventing an attack if it falls within the scope of their specific capability and the enterprises have the necessary security knowledge of how to implement the different elements. Enterprises increasingly require a vendor such as WISeKey that can provide a fully integrated offering designed specifically to address the unique challenges of IoT security.

Enterprises need security solutions that address today's complexities and dynamic threat environment

Enterprises must address the IoT security problem and bridge the gap between device proliferation and device security. It is imperative for devices to be manufactured with immutable digital identities that can be secured inside embedded microchips, giving the devices the ability to securely authenticate themselves within the network. This device-level authentication creates an end-to-end secure connection, extending all of the way from the device through the cloud platforms and ultimately to the end applications, eliminating potential security gaps that are inevitably generated during integration of various technologies.

Cyber-attackers often target identities as they provide access to valuable systems and data while concealing their activity within networks. More than ever, enterprises must focus on digital identities as the primary constant in an ever-evolving technology and threat landscape. PKI and digital certificates are two tools in the security chain that leverage the device's digital identity to implement strong authentication, encryption and digital signatures, which are the building blocks of cybersecurity solutions. Digital certificates provide identifying information, are forgery resistant, and can be verified because they are issued by official, trusted agencies. As digital identities have effectively become the new network perimeter, securing these identities has become paramount.

Our Technology

After reviewing the market conditions listed in the Industry Background section above, it's easy to see that there is a clear and present need for a unified platform that can address the broad range of unique security and trust challenges facing the IoT market today. Even with a host of large corporations operating in the semiconductor or cybersecurity software markets, they have not succeeded in building - in the way WISeKey did - comprehensive solutions that integrate hardware and software into a single, easy to implement, platform that gives organizations the peace of mind that their products, networks, private data, and reputations are holistically protected.

Connected Trust Essentials - The future of the connected world relies on trust and our mission at WISeKey is to build trust through the delivery of integrated security solutions. There are three core technologies that we believe are necessary to deliver on this mission: Digital Identities (Digital IDs), Public Key Infrastructure (PKI), and a globally recognized Root of Trust (RoT). Below is a brief overview of each component:

___________________________

7Symantec, ‘Symantec Introduces New Era of Advanced Threat Protection’, Symantec Press Release, October 27, 2015

Digital IDs - A digital identity is the virtual representation of the real identity of a person, application or object. This identity must be:

•	Based on standards that are commonly adopted and implemented by default by most common software applications and operating systems, in order to reduce the implementation effort;

•	Trustworthy by all parties involved in its use or validation, by means of trusting the entity that issued the digital identity;

•	Multifunctional, so the same technology can be used for as many purposes as possible, like strong authentication, digital signature and encryption;

•	Revocable, in case of security compromise, cease of operation or other causes, in such a way that all participants can verify at any moment if an identity is valid.

WISeKey leverages the standards around Public Key Cryptography and Digital Certificates to build its concept of Digital ID and electronic transaction security.

Public Key Infrastructure (PKI) - A Public Key Infrastructure (PKI) is commonly defined as "a set of IT systems, people, policies, and procedures needed to create, manage, distribute, use, store, and revoke digital certificates". PKI is WISeKey's base technology to manage Digital Identities. WISeKey's PKI is built fully compatible with the ITU X.509 standard (International Telecommunication Union 2016 ITU-T X-Series Recommendations) for personal certificates, and is built around a proprietary software solution for certificate management, that allows issuing millions of certificates and provide a multi-tenant interface that can be accessed by our corporate customers to manage the certificates of their employees or customers.

Root of Trust (RoT) - The concept of "Root of Trust" has a dual approach and interpretation:

•	Software-approach: Transactional RoT - This approach to the RoT is the one related to PKI technology and Digital Certificates. Typically the PKI is built as a hierarchy of Certification Authorities, in such a way that the CA that issues the Digital Certificate of an entity is itself endorsed by a higher level Certification Authority (CA). Typically this chain has two or three levels and at the top level we'll find what is called the "Root Certification Authority" (Root CA). This brings a key concept around Trust in PKI: We can trust a Digital Certificate if we trust the Root CA. WISeKey's Root CA is endorsed by the OISTE Foundation.

•	Device-approach: Hardware RoT - Encryption techniques in general and Public Key Cryptography in particular requires an adequate protection of these encryption keys. Keys must be protected against physical and logistical attacks, ensuring that only the authorized owner can use it. The highest protection for these keys can be achieved by incorporating in the device a specific chip that assumes the role to protect the encryption keys and perform the cryptographic operations in a protected environment. These chips, or secure microcontrollers, are commonly known as the "Secure Element". For IoT devices it is also important to ensure that the software running in the device can't be corrupted or modified. This can also be achieved by encrypting and digitally signing the device firmware with a key protected in the secure element.

The WISeKey Unique RoT – WISeKey at present is the only company in the world with a value proposition for Root of Trust that covers both the requirements for the Transactional RoT and the Hardware RoT:

•	WISeKey provides worldwide trusted Digital Certificates thanks to its PKI and the WISeKey/OISTE Root Certification Authorities.

•	WISeKey provides extremely secure elements that can protect the cryptographic keys in IoT devices.

OISTE Root of Trust - Founded in 1998, Transactions Electroniques OISTE was created with the objectives of promoting the use and adoption of international standards to secure electronic transactions, expand the use of digital certification and ensure the interoperability of certification authorities' e-transaction systems. OISTE holds special consultative status with the Economic and Social Council of the UN (ECOSOC) and is an accredited member of the Non-commercial Users Stakeholders Group (NCSG) of ICANN as part of the Not-for-Profit Operational Concerns (NPOC) constituency. The OISTE foundation is regulated by article 80 of the Swiss Civil Code. The OISTE Foundation owns and regulates the OISTE Global Trust Model, which includes as "Root of Trust" a number of Root Certification Authorities that are globally recognized. OISTE delegated to WISeKey SA the operation of the systems and infrastructures supporting the Global Trust Model. The OISTE foundation does not itself issue certificates to end subscribers or operate as data center, instead, it granted WISeKey SA an exclusive license as Subordinate Certification Authority, allowing the delivery of Trust Services for Persons, Applications and Objects.

WISeKey acts as the operator chosen by the foundation for the management of the OISTE Cryptographic Root Key. The OISTE RoT serves as a common trust anchor, recognized by operating systems and IoT applications to ensure the authenticity, confidentiality, and integrity of online identities and transactions. We believe these features are important in creating business opportunities with governments, international bodies, and corporations that are wary of foreign government oversight intervention and centralization of data on servers outside of their respective jurisdictions.

Our Products & Services

Secure Microchips and Secure Software Products - We offer a large range of secure microcontrollers that share consistent secure 8-/16-/32-bit RISC CPU performance, with strong security mechanisms, and enhanced crypto engines to optimize performance and power consumption. The products also provide high-density, low-power EEPROM and FLASH memory storage technologies. We design our chips to meet the most stringent security requirements, many of them are EAL5+ Common Criteria security-certified, or VISA and MasterCard certified. Common Criteria is a world standard, government driven design for assessing the level of resistance of systems or devices to all known attacks. It is constantly updated with all new attacks, and the chips' resistance is reassessed annually. EAL5+ is currently the highest level of resistance in the secure chip industry. We offer over 50 versions of secure microcontrollers and various supporting secure software solutions:

•	VaultIC - Family of secure microcontrollers delivered with our own embedded firmware, which we designed to give an unforgeable identity to any connected device, and to provide system integrators with a set of cryptographic APIs (Application Programming Interface) to protect devices against cyber-attacks, counterfeiting and forgery. VaultIC chips are bundled together with our software and services platform to serve the IoT market.

•	Nanoseal - New family of secure memory chips specifically designed for digital brand protection applications.

•	MicroXsafe - Secure microcontrollers delivered with an SDK (Software Development Kit) that allows our customers to develop their own embedded firmware (also called OS – Operating System). They are designed to protect smart cards, USB tokens, and electronic systems against cyber-attacks, counterfeiting and forgery.

•	MicroPass - Family of secure microcontrollers certified by VISA and MasterCard. They have been designed and certified to be integrated into payment cards as well as into wearable devices such as watches, bracelets, and jerseys. They are compatible with NFC (Near Field Communication) standards, thus capable to interact with NFC enabled devices such as Android or iOS smartphones.

•	PicoPass - Family of secure memory chips specifically designed for NFC (Near Field Communication) access control badges.

•	VaultiTrust - WISeKey’s VaultiTrust offers two modules: trusted data generation and secure elements provisioning. VaultiTrust takes advantage of WISeKey’s government grade security certified offerings and end-to-end digital security management to generate identity keys and efficiently install them into chips. VaultiTrust’s web portal complements the service by offering an easy way to configure, manage and track production. WISeKey operates FIPS 140-2 Level 3 certified Hardware Security Modules (HSM) to efficiently generate secure data. These HSM are located in a WISeKey Common Criteria EAL5+ and ISO27001 certified backed up data center and the HSM can be shared only upon customer’s request. WISeKey also offers a cryptography customization service whenever needed.

•	WISeTrustBoot - WISeKey's WISeTrustBoot solution, is the first platform-independent "Secure Boot" and "Secure Firmware Update" solution that combines the strength of a tamper resistant secure elements- VaultIC, state-of-the-art crypto libraries and strong digital signatures. By storing critical boot information in a VaultIC chip, and cryptographically embedding this chip into the device's main processor, the carefully designed boot loader of the main processor becomes a stronghold able to verify the authenticity of the firmware prior to starting up or receive firmware updates. WISeTrustBoot is delivered to our customers with a powerful toolbox providing application developers the flexibility to tailor it to their specific needs.

•	CertifyID PKI Suite – WISeKey's PKI Suite is branded with the "CertifyID" trademark. This suite comprises all the products required to: 1) build an enterprise-grade PKI platform that can be used to serve the most vital needs, and 2) leverage the use of the digital certificates due to software applications to implement digital signatures, authentication and encryption. The CertifyID Suite is composed of these Products:

o	Universal Registration Authority (URA) - The URA is WISeKey's main application for certificate management and can be used to build a multi-tenant, multi-purpose certificate management Solution

o	WISignDoc - This product provides a "Document Signature Server" that can be integrated into the corporate business processes to manage legally-binding digital signatures

o	CertifyID Suite for Microsoft CAS - WISeKey provides series of modules that can enhance the Microsoft Active Directory Certificate Services to build enterprise-grade PKI systems. WISeKey uses the CertifyID Suite to build its own PKI platform and operate it from our Secure Datacenter in Switzerland and other locations to provide "Trust Services" like mPKI (managed PKI).

•	WISeID - WISeKey's WISeID offers secured storage to protect Personally Identifiable Information (PII). Protecting your PII is important to avoid impersonation and identity theft. The personal data that you save in WISeID always stays under your control, is encrypted with strong keys, and is never communicated to third parties. WISeID users have the freedom to choose where their data resides and who is allowed to access it. By decoupling content from the application and digital identity itself, users are able to use their data as currency and develop digital data dividends-based solutions in the spirit that consumers have a right to know and control how their data is being used and should be able to monetize their data.

•	WISeID self-sovereign identity - A self-sovereign identity typically starts with a number, unique to an individual, that is associated with a public key for which the user has the private key issued by the OISTE/WISeKey Cryptographic RootKey. The WISeID Network is a fully deployed standard for digital identity operating since 1998 by OISTE – designed to bring the neutrality, trust, consent, personal control, and ease-of-use of Digital IDs to the Internet.

•	WISeID the Human Browser - WISeID Human Browser allows consumers to take full control of their own digital identities —based on a decentralized Blockchain and using the central aspect of what we call Web 3.0. Instead of logging into an application like twitter, Google Chrome, Safari, or Facebook, consumers will log into a personal, WISeID cryptographically authenticated browser they themselves own. The Human Browser is an open source software, audited by network participants and enabled by several types of biometrics creating a decentralized digital identity that acts as a birth certificate that will be embedded into browsers. Users control their ID and have the equivalent of a digital passport, able to build reputations across Web3 and interact with economies without sacrificing privacy, value, or security.

•	WISeAuthentic - WISeKey has been a pioneer in digital luxury product authentication since 2007. WISeKey's expertise in the design of NFC (Near Field Communication) secure chips combined with its WISeAuthentic platform for the identification, authentication, tracking and direct marketing of goods, provides customer-tailored solutions for brand protection. WISeAuthentic provides the link between a physical product and a digital identity to effectively protect them against counterfeiting and create new, unprecedented channels between brands and their distributors and customers. WISeAuthentic is both an enterprise solution as well as mobile applications that provide a variety of services and information specifically designed to a particular a stakeholder group. WISeKey has successfully deployed its WISeAuthentic platform to luxury brands including Bulgari and LVMH's Hublot watches, and believes the WISeAuthentic platform can successfully be deployed for a large variety of sectors. Our most recent developments enhance our security solution through secure Blockchain layers.

•	WISePrint – The WISeAuthentic portfolio has been expanded to reduce the risk of fraud and help printer manufacturers to protect their legitimate cartridges. This solution called WISePrint includes cryptographic hardware modules and a turnkey high security infrastructure as well as services that help deployment from the manufacturer to the end-user.

•	Trust Services, Managed PKI - WISeKey operates, under the WISeKey/OISTE Root, a worldwide-recognized PKI platform from its secure datacenter in Switzerland. This platform is based in the Certificate Management Solution CertifyID URA (Universal Registration Authority), and enables WISeKey to provide a full portfolio of "Trust Services", delivering digital certificates to protect persons, applications and objects. One of the advantages of the URA platform is the capability to build a multi-tenant service with delegated administrators. This service allow WISeKey to provide a "Managed PKI" service to our customers, that can access the URA to manage their digital certificates without requiring to deploy any on-premises architecture, as the MPKI service is securely accessed from the cloud using a web portal or advanced API, that enables certificate management automation. MPKI customers have the ability to manage multiple certificate types, as for example:

•	Personal Digital Certificates for employees or customers, that enable secure email, document signatures and others;

•	SSL Certificates, to protect the corporate web and application servers;

•	Device Certificates, to protect IoT applications.

Market Verticals

Internet of Things (IoT) – IoT is an "umbrella" term that has been adopted as the universal way of describing every digital device that is connecting itself to the internet with the goal of becoming more valuable to its user through new controls and features, the original manufacturer through the ability to remotely monitor their devices, or the providers of cloud-based services who are creating entire companies around the data that they are collecting from these devices. Many of these devices have never had internet connectivity, and the original manufacturers of these devices have never had to worry about the security challenges that come along with making their devices accessible to the connected ecosystem. The IoT market, and the security challenges that come along with it, is an ideal market vertical for WISeKey and our portfolio of hardware and cybersecurity software solutions. With billions of devices already shipping with our solutions embedded in them, we have created one of the largest IoT centric revenue streams inside of our market segment where other companies that claim to serve the IoT market are still struggling to show any true revenue from this space.

Industry 4.0 - Industry 4.0 is based on the concept of smart factories where machines are augmented with internet connectivity and connected to a system that can visualize the entire production chain and make decisions on its own. The trend is towards automation and data exchange in manufacturing technologies which include Cyber-Physical Systems (CPS), the Industrial IoT (IIOT), cloud computing and cognitive computing. Industry 4.0 is also referred to as the fourth industrial revolution. Our cybersecurity platform is ideally suited to meet the needs of the Industry 4.0 market, where connected devices and cloud platforms merge with the goal of improving manufacturing processes and introducing predictive analytics that can submit a repair request before a manufacturing line breaks down, saving valuable down-time that costs manufacturers millions in lost production. Industry 4.0 reaches beyond manufacturing though, and is fast becoming synonymous for the connectivity trend that is happening inside of smart cities, smart electricity grids, smart buildings, and any network that connects industrial applications.

Anti-Illicit-Trade and Counterfeiting - Governments, enterprises and citizens across the globe continue to be adversely affected by the sales of counterfeit products and the distribution of illicit goods. In 2017 it was projected that the global economic impact of counterfeit goods alone was as high as $ 1.2 Trillion per year (R Strategic Global 2017)8 – about the equivalent of all defense budgets of the world combined. By 2022 the ICC projects that counterfeiting and privacy will drain US $4.2 trillion from the global economy and put 5.4 million legitimate jobs at risk (ICC 2017)9. The astounding and consistent growth rate of counterfeiting and illicit trade persists despite increased efforts by the private sector, governments, international government organizations and NGOs clearly highlights that there is room for improvement and that new approaches are required through the adoption of innovative technologies. Efficiently combating illicit trade will require products and the people that handle them to have a digital identity that can be verified at any time and point of the supply chain.

___________________________

8 R Strategic Global, ‘Global Brand Counterfeiting Report 2018: Value of Counterfeited Goods in 2017 Amounted to $1.2 Trillion - Research and Markets’, ResearchAndMarkets, December 2017.

9 Frontier Economics, ‘Global impacts of counterfeiting and piracy to reach US$4.2 trillion by 2022’, International Chamber of Commerce, June 2, 2017.

Consumer Connectivity (KYC) - Know Your Customer (KYC) is a contemporary way of describing the age-old need to understand who your customers are and through predictive algorithms estimate what they want to buy, and most importantly, when they might buy it. This is considered the "Holy Grail" of marketing data and companies pay billions in advertising dollars to attract customers and extract this information from them. With the increase in mobile devices as the primary search platform for consumer research on companies and products, brands are looking to find new and captivating ways to get their marketing messages on the screens of their customers and build lasting online "relationships" with them. One new exciting avenue for brands to connect with consumers is through the use of Near Field Communication (NFC) enabled tags that are embedded inside of clothing, sportswear, handbags, watches, and even spirit bottles. These tags use the same technology that is used by smart phone manufactures to allow consumers to pay for a cup of coffee with a simple tap of their phone. With the single-tap of an embedded NFC tag, consumers can authenticate products, gain access to VIP product offerings, and connect to the social media platform of the brand, creating a new sense of brand loyalty. WISeKey has partnered with several key players in the clothing and spirit authentication markets to deploy secure tag technologies and backend systems that can leverage device identities and PKI services to enable Blockchain driven traceability solutions and KYC platforms.

Data Privacy - The protection of the information in general, and the protection of the private personal information of people in particular, is based on two major paradigms:

•	Information can only be accessed by the authorized parties, as decided by the owner at any moment. This includes the capability to authenticate who is trying to access the information, and also to avoid eavesdropping during storage or transmission;

•	Information must be authentic, so it can't be manipulated while stored or transmitted, and there must be a mechanism to detect if any tampering occurred.

WISeKey uses advanced technologies that ensure the privacy of personal data thanks to the adoption of PKI technology, including:

•	Digital Identity, in the form of a Digital Certificate, to implement strong authentication mechanism, being able to ensure who can access the information

•	Strong encryption to protect the data while stored in servers or transmitted over the internet

•	Legally-binding digital signatures to ensure that the authenticity and integrity of the information

WISeKey's suite of products and services, including CertifyID and WISeID products enable such capabilities on all environments, including enterprise applications, desktop solutions, and mobile applications.

Autonomous Safety - The growing addition of complex technologies in the automotive industry had always as a goal to elevate the levels of safety and comfort for drivers and passengers. Self-driving cars, intelligent collision detection, advanced entertainment systems, connected to the Internet are just a few to mention. The potential risk of security flaws or errors in these technologies is enormous. Latest reports go as far as to consider a self-driving vehicle as a weapon if a malicious attacker takes controls of it (Campbell 2018)10. The only possibility to adopt these technologies with a reasonable control of the inherent risks is to adopt and embed security as a fundamental principle of the design and manufacturing process. Intelligent cars must embed security technologies in all layers where a potential attack vector exists. All sensors in the cars must interact with the controlling units in a way that both parts can be sure that there's no room for tampering in the data and commands. One must also control who can access the car components, from the driver to the personnel at the service shops. WISeKey offers a suite of technologies to enable such levels of security, including:

•	VaultiTrust - WISeKey’s VaultiTrust can be used for trusted data generation and secure elements provisioning inside of secure automotive manufacturing applications.

•	ISTANA PKI solution: Solution to manage all components in an intelligent car, by means of providing strong digital identities, based on PKI technology

___________________________

10 Campbell, P, ‘Hackers have self-driving cars in their headlights’, Financial Times, March 15, 2018.

Our Competitive Strengths

We believe we have several competitive advantages that will enable us to defend and extend our market position in digital identification and IoT security. Our key competitive strengths include:

•	Unified Cybersecurity Platform - On the surface it may seem easy to look at WISeKey's secure semiconductor offerings and to compare us to other traditional semiconductor companies like NXP, Microchip, or ST Microelectronics or, or considering our experience in Root of Trust and PKI services, compare us to Certificate Authorities (CA) like Digicert, Comodo, or Globalsign. The key to our success is the fact that we are the first company of our scale to combine both offerings into a single platform.

The term "one-stop-shop" may seem a bit cliché but in this case it's a perfect description of our capabilities. In the end, your security ecosystem must be solid across the full spectrum. There are three distinct advantages to building a connected security scheme from the products delivered by one vendor: First, one does not have to hire or pay for the security expertise to make sure that each different component will work with the next element; second, time to market is critical in the IoT space and qualifying multiple vendors and negotiating contracts takes up time where a manufacturer's product could be selling instead of waiting to be built; third, if a security issue needs to be addressed only one vendor needs to be engaged to resolve the issues as quickly as possible.

•	Security in our DNA - Our management team has extensive security domain expertise and a proven track record. Our Chief Executive Officer, Carlos Moreira, founded WISeKey in 1999 after spending 17 years as a United Nations Expert on Cybersecurity and Trust Models. He is recognized as an internet security pioneer. Bernard Vian led the Semiconductor and IoT security practice with over 25 years of industry experience. We have a deep bench of talent at the executive level, with years of industry experience (See Item 6.A. Directors and Senior Management).

Trusted products are the result of the people who build them. Their strengths come from the collective experiences and successful track record of seeing projects through from research and development, to large scale production deployments, and even on to the end of life of long running programs. When selecting a security vendor one should expect for them to have been through some battles, defended billions of devices, and to have the respect of their peer community. Having a team of high-caliber, market leading contributors, that have been together for years, some even for decades, makes WISeKey uniquely qualified to provide the next generation of cybersecurity solutions and gives us a distinct advantage over our competition.

•	Swiss-based RoT - Swiss neutrality, security and privacy laws allow us to operate as the trusted operator of the OISTE Global RoT and without geo-political or governmental constraints. The OISTE RoT is located in Switzerland and is managed by a not-for-profit entity, OISTE. The OISTE RoT serves as a common trust anchor, recognized by operating systems and IoT applications to ensure the authenticity, confidentiality, and integrity of online identities and transactions. We believe these features are important in creating business opportunities with various governments, international bodies, and industrial companies that are wary of foreign government oversight intervention and centralization of data on servers outside of their respective jurisdictions.

•	Global Interoperability - We offer solutions on a global scale that are capable of adapting to complex and country-specific rules and regulations. We operate our RoT within the EU and India, and expect to operate RoT in the United States and China. Our RoT satisfies national cybersecurity requirements and is backed by globally recognized security credentials, allowing us to deploy our trusted platforms on a global scale while adapting to country-specific security regulatory bodies.

•	Strong Partnership Ecosystem: We have strong network of strategic, technology and channel partnerships. Current partnerships include agreements with industry leaders such as SAP, to integrate our RoT with devices leveraging the SAP HANA Cloud Platform for IoT, IBM, to integrate with IBM Watson to enhance the security of the data exchanged with IoT devices, and MasterCard, to deliver payment for luxury watches, accessories or wearable devices using our biometric authentication. One of our most recent partnerships is with ORACLE whereby WISeKey became ORACLE's first external digital identity providers, integrating WISeKey's RoT and CertifyID CMS solutions onto the ORACLE Blockchain platform.

Our Growth Strategies

Our mission is to build trust through the delivery of integrated security solutions. This is a broad reaching goal that requires a well-thought-out strategy to accomplish it. The key elements of our growth strategy include:

•	Expansion within our Existing Customer Base with our Integrated Security Platforms - Our existing customer base of over 3,500 customers provides a significant opportunity to drive incremental sales. We plan to increasingly market our cybersecurity software and ROT offerings to our IoT and semiconductor customers and vice – versa. We currently have growing number of customers using both our semiconductor and cybersecurity software offerings and believe helping our current customers identify gaps in their cybersecurity defense strategies will drive significant cross selling opportunities and increase our product deployment.

•	Acquiring New Customers within Existing Geographic Coverage - We plan to continue broadening and growing our customer base across industry verticals, including energy and utilities, financial services, healthcare, manufacturing and retail, further expanding our market reach. To drive the acquisition of new customers, we plan to invest in our direct sales team, enhance our marketing efforts, and expand our channel partnerships. We are also focused on the education of existing partners in order to further expand our market reach through our channel partner network.

•	Expand our Geographic Coverage - We operate in a large, growing markets and there are substantial opportunities to expand our geographic coverage and client base. We plan to expand our global footprint outside of the areas where we currently operate. Our Swiss affiliation allows us to penetrate markets that have been traditionally difficult for our competitors and other security vendors, including China. In recent years we entered into the Indian market and expanded our operations in France, Taiwan, Japan and the United States. We specifically want to focus on continued expansion in the United States, which is a very underpenetrated foreign market for the Company.

•	Expand the Integrated Security Platforms into New Technology Applications - We have begun to develop applications that integrate our platform into Blockchain and Artificial Intelligence. We aim to enhance the security of the data exchanged with IoT devices and leverage a digital identity that a device can use to authenticate itself in the IoT network, using a dual-factor authentication at the device level, and encrypt the communications.

•	Selectively Pursue Strategic Transactions - We will continue to proactively explore and pursue selective acquisitions to help drive our growth and complement our product offerings, expand the functionality of our security solutions, acquire technology or talent, or bolster our leadership position by gaining access to new customers or markets. Acquisitions remain core to our strategy and we continue to monitor an active pipeline of opportunities.

C.	Organizational Structure

We are the holding company of the WISeKey Group.

The chart below contains a summary of our organizational structure and sets out our subsidiaries, associated companies and joint ventures as at December 31, 2019. Although not all of our subsidiaries are wholly-owned, all of them are assessed as being under our control.

As at December 31, 2019, our main operating subsidiaries were WISeKey Semiconductors SAS, domiciled in France, and WISeKey SA, domiciled in Switzerland:

Company Name	Country of incorporation	Percentage ownership as at December 31, 2019
WISeKey SA	Switzerland	95.58%
WISeKey Semiconductors SAS	France	100.00%

D.	Property, Plants, and Equipment

Our corporate headquarters are located in Geneva, Switzerland. The principal office for our Swiss and international operations, which is also our registered office, is located in Zug, Switzerland.

As of December 31, 2019, the net book values of tangible fixed assets were as follows:

As at December 31, 2019
Asset category	Net book value (USD millions)
Machinery & equipment	1.5
Office equipment and furniture	0.2
Computer equipment and licenses	0.1
Total tangible fixed assets	1.8

We do not own any facility and our group companies have entered into lease arrangements for the premises in which they operate. The following table sets forth our most significant facilities as at December 31, 2019:

Location	Size of site (in m2)	Use of the property
Meyreuil, France	1,498*	Research & development, sales & marketing, administration.
Geneva, Switzerland	693*	Head office administration, sales & marketing and data center.

* excluding parking spaces

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F.

Certain information included in this discussion and analysis includes forward-looking statements that are subject to risks and uncertainties, and which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. For further information on important factors that could cause our actual results to differ materially from the results described in the forward-looking statements contained in this discussion and analysis, see "Special Note Regarding Forward-Looking Statements" and "Item 3D. Risk Factors."

A.	Operating Results

Company Overview

We are a Swiss cybersecurity company focused on delivering integrated security solutions for the Internet of Things ("IoT") and digital identity ecosystems. With over two decades of experience in the digital security market, we integrate our secure semiconductors, cybersecurity software, and a globally recognized Root of Trust (Rot) into leading-edge products and services that protect users, devices, data and transactions in the connected world.

The rapid proliferation of internet-connected devices and individuals' increasing dependence on them for personal and business purposes, and the need to protect them against cyberattacks and data theft, has prompted WISeKey to take steps to refocus its product offering on the IoT market by divesting WISeKey (Bermuda) Holding Ltd (formerly named QV Holdings Ltd) and its affiliates (together "QuoVadis" or the "QuoVadis Group").

Basis of presentation

We prepare our financial statements in accordance with US GAAP. Our reporting currency is the U.S. Dollar ("USD").

Our critical accounting policies are described in Note 4.

Discontinued Operations relating to WISeKey (Bermuda) Holding Ltd and affiliates (QuoVadis Group)

On December 21, 2018 the Group signed a sale and purchase agreement (the "SPA") to sell WISeKey (Bermuda) Holding Ltd, a Bermuda based company, and its affiliates to Digicert Inc. The sale was completed in the first quarter of 2019. The group subsidiaries making up the QuoVadis Group in scope for the sale were WISeKey (Bermuda) Holding Ltd, QuoVadis Trustlink Schweiz AG, WISeKey (UK) Ltd, QuoVadis Trustlink BVBA, QuoVadis Trustlink BV, QV BE BV, QuoVadis Trustlink GmbH, QuoVadis Services Ltd, and QuoVadis Ltd.

WISeKey Consolidated Financial Statements for the Year Ended December 31, 2018

We assessed the SPA under ASC 205 and concluded that, although the sale had not been completed as at December 31, 2018, the operation met the requirement to be classified as held for sale and as such qualifies as a discontinued operation.

In line with ASC 205-20-45-3A, we reported the results of the discontinued operations as a separate component of income, and classified their assets and liabilities separately as held for sale in the balance sheet for all periods presented. Long lived assets classified as held for sale were recorded at the lower of (i) their carrying value, and (ii) their fair value less costs to sell. No gain or loss on classification as held for sale was recorded in 2018. The Group elected to allocate interest to discontinued operations in accordance with ASC 205-20-45-6 to 205-20-45-8.

WISeKey Consolidated Financial Statements for the Year Ended December 31, 2019

The sale of WISeKey (Bermuda) Holding Ltd and its affiliates was completed on January 16, 2019, when all entities except QuoVadis Services Ltd were transferred to Digicert Inc. The transfer of ownership of QuoVadis Services Ltd was conditional on receiving the consent from the Regulatory Authority in Bermuda (the "RAB") (the "RAB Consent") to the change in ultimate beneficial ownership of QuoVadis Services Ltd, being the entity holding the Communications Operating Licence in Bermuda. The RAB Consent was obtained in February 2019 and the transfer of ownership of QuoVadis Services Ltd from WISeKey to Digicert Inc. was effective on February 28, 2019. We assessed the SPA under ASC 810-10-40-6 and concluded that the terms and conditions of the SPA met the definition to account for the sale as a single transaction effective on January 16, 2019.

We assessed the SPA under ASC 205 and concluded that, for the period January 01, 2019 to January 16, 2019, the operation met the requirement to be classified as held for sale and as such qualifies as a discontinued operation. The Group elected to allocate interest to discontinued operations in accordance with ASC 205-20-45-6 to 205-20-45-8. The allocation method is detailed in Note 28.

In line with ASC 205-20-45-3A, we reported the results of the discontinued operations as a separate component of income. The divested assets and liabilities were deconsolidated from February 28, 2019 for QuoVadis Services Ltd, and from January 16, 2019 for all other entities.

The gain from divestiture recorded in the year to December 31, 2019 is shown as a separate line within discontinued operations in the income statement.

Factors affecting our results of operations

Although most of our IoT segment customers are recurring customers, it is not industry practice to work with long-term contracts. Therefore most of our IoT customers have signed a framework agreement with us but are not committed to certain volumes over a period of time. This introduces a level of uncertainty on the level of revenue generated from recurring customers.

In our IoT segment, as microelectronics technology evolves, customers look for added functionalities, and competitors in the semiconductors industry develop new products, sales of a given product typically decrease over time as the next-generation semiconductors are introduced. In order to sustain revenue, IoT companies must be able to develop or otherwise acquire the rights to develop or market new products with additional or innovative security and application features. See "Item 4. Information on the Company – B. Business Overview" for information regarding our technology and product developments.

Operating Segments

Since the acquisition of WISeKey Semiconductors SAS in 2016, we organized our business into two operating segments: the IoT segment, which is centered on our family of secure microcontrollers designed to give an unforgeable identity to any connected device, and the mPKI segment, for managed Public Key Infrastructure, which encompasses our digital identity, certificate management and signing solutions, and trust services.

Geographic Information

Our operations are global in scope and we generate revenue from selling our products and services across various regions. While our operations in Europe have historically contributed the largest portion of our revenues, our efforts to expand in the United States have increased the revenue generated from North America since 2017. We are also building a strategy to expand into new territories in Asia, although at this stage the results have not yet materialized in our revenue.

Our total revenue by geographic region for the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017 is set forth in the following table:

	12 months ended December 31,
	2019		2018		2017
Net Sales by region	USD'000%		USD'000%		USD'000%
Switzerland	2,137	9%	2,512	7%	4,629	14%
Rest of EMEA	8,046	36%	14,122	41%	11,342	34%
North America	9,691	43%	15,165	44%	12,714	38%
Asia Pacific	2,504	11%	2,306	7%	3,664	11%
Latin America	274	1%	175	1%	1,325	4%
Total Net sales	22,652	100%	34,280	100%	33,674	100%

Financial year ended December 31, 2019 compared with financial year ended December 31, 2018

	12 months ended December 31,	12 months ended December 31,	Year-on-Year Variance
USD'000	2019	2018

Net sales	22,652	34,280	-34%
Cost of sales	(13,196)	(18,319)	-28%
Gross profit	9,456	15,961	-41%

Other operating income	180	289	-38%
Research & development expenses	(6,422)	(5,306)	21%
Selling & marketing expenses	(7,929)	(5,772)	37%
General & administrative expenses	(15,789)	(14,232)	11%
Total operating expenses	(29,960)	(25,021)	20%
Operating income / (loss)	(20,504)	(9,060)	126%

Non-operating income	1,918	2,181	-12%
Gain / (loss) on derivative liability	214	-	n/a
Gain / (loss) on debt extinguishment	(233)	-	n/a
Interest and amortization of debt discount	(742)	(150)	395%
Non-operating expenses	(3,670)	(2,826)	30%
Income / (loss) from continuing operations before income tax expense	(23,017)	(9,855)	134%

Income tax (expense)/recovery	(13)	(53)	-75%
Income/ (loss) from continuing operations, net	(23,030)	(9,908)	132%

Discontinued operations:
Net sales from discontinued operations	1,934	19,412	-90%
Cost of sales from discontinued operations	(791)	(6,196)	-87%
Total operating and non-operating expenses from discontinued operations	(1,801)	(19,778)	-91%
Income tax (expense)/recovery from discontinued operations	42	205	-80%
Gain on disposal of a business, net of tax on disposal	31,100	-	n/a
Income / (loss) on discontinued operations	30,484	(6,357)	580%

Net income / (loss)	7,454	(16,265)	146%

Less: Net income / (loss) attributable to noncontrolling interests	(733)	13	-5738%
Net income / (loss) attributable to WISeKey International Holding AG	8,187	(16,278)	150%

Revenue

Our total revenue for the year ended December 31, 2019 decreased by USD 11.6 million or 34% from prior period. This is mostly attributable to three factors:

•	The impact of the sale of WISeKey (Bermuda) Holding Ltd and its affiliates on our continuing operations with the absence of cross-selling opportunities, i.e. opportunities to sell other products and services of the group to existing customers of the divested entities, and the reduction of our sales team.

•	Our IoT activity was adversely affected by the overall downturn in the semiconductor industry worldwide. This downturn, linked to the political and trading tensions between the U.S. and China, and the rising threat of protectionism and vulnerabilities in emerging markets, has affected all IoT and microprocessors companies (according to the Semiconductors Industry Association, 2019 mid-year global semiconductor sales were down 14.5% as compared to 201811).

•	One of our products, the old-generation of MicroPass used in the past for electronic payments in the U.S. market, is reaching the end of its life.

With the introduction of the Nanoseal family, the next-generation family of secure memory chips, we are positioning our product offering for the next technological evolutions. However, the performance of our IoT segment will remain dependent on the macro-economic factors impacting the semiconductors industry, particularly the evolution of the tensions between the United States and China.

The table below shows the breakdown of our revenue by operating segment for the years ended December 31, 2019 and December 31, 2018.

	12 months ended December 31,	12 months ended December 31,	Year-on-Year
USD'000	2019	2018	Variance
IoT segment revenue from external customers	20,504	29,404	-30%
mPKI segment revenue from external customers	2,148	4,876	-56%
Total IoT segment revenue	22,652	34,280	-34%

Gross Profit

Our gross profit decreased by USD 6.5 million to USD 9.4 million (gross margin of 42%) in the year ended December 31, 2019 in comparison with a gross profit of USD 16.0 million (gross margin of 47%) in the year ended December 31, 2018. Due to the long manufacturing cycle of our IoT activity, and in order to reduce the lead time to our customers, we start the manufacturing cycle early. However, with the downturn in the semiconductor industry, some customers were left with excess stock at the end of 2018 thus reduced their order volumes in 2019 on a very short notice, which did not allow us to adapt our manufacturing cycle. The gross margin improved significantly between the first half of 2019 (39%) and the second half of 2019 (45%), however this was not enough to reach a gross margin consistent with 2018 because of the decrease on the higher-margin mPKI revenue between 2018 and 2019.

To a lesser extent, our gross profit was also adversely impacted by the new product introduction costs in our IoT segment.

Other operating income

In 2019 our other operating income consisted of recharges for the use of our premises by OISTE (see Note 39 of our consolidated financial statement as at December 31, 2019) for USD 140,000 and a gain on the liquidation of our subsidiaries WISeKey Italia s.r.l and WISeKey Singapore Pte Ltd. for USD 40,000. In the year ended December 31, 2018 the Group had recorded a USD 289,000 gain on the liquidation of its subsidiary WISeKey BRBV classified as other operating income.

We do not have recurring other operating income that contributes to our profit.

___________________________

11 Semiconductors Industry Association, ‘Mid-Year Global Semiconductor Sales Down 14.5 Compared to 2018’, SIA Latest News, August 5, 2019.

Research & development expenses

Our research and development ("R&D") expenses includes expenses related to the research of new technology, products and applications, as well as their development and proof of concept, and the development of further application for our existing products and technology. They include salaries, bonuses, pension costs, stock-based compensation, depreciation and amortization of capitalized assets, costs of material and equipment that do not meet the criteria for capitalization, as well as any tax credit relating to R&D activities, among others.

Our R&D expenses represented respectively 21% of total operating expenses in 2019 and 2018. Our Group being technology-driven, this reflects our engagement to act as a leader on new cybersecurity developments and future applications. In addition to the expected growth in our R&D expenses linked to our technology leadership position, in 2019, the increase by USD 1.1 million or 21% from prior period was partly due to an increase by USD 0.7 million in R&D-related stock-based compensation.

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. Our subsidiary WISeKey Semiconductors SAS is eligible to receive such tax credits. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first.

Selling & marketing expenses

Our selling & marketing ("S&M") expenses include advertising and sales promotion expenses such as salaries, bonuses, pension costs, stock-based compensation, business development consultancy services, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

Our S&M expenses increased by 37% or USD 2.2 million in 2019 compared with 2018. This is explained by the expansion of our sales force in Europe and North America and our efforts to rebuild our sales team following the divestiture of WISeKey (Bermuda) Holding Ltd and its affiliates in addition to an increase in our stock-based compensation by USD 0.7 million.

General & administrative expenses

Our general & administrative ("G&A") expenses covers all other charges necessary to run our operations and supporting functions, and include salaries, bonuses, pension costs, stock-based compensation, lease and building costs, insurance, legal, professional, accounting and auditing fees, depreciation and amortization of capitalized assets, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

Our G&A expenses increased by 11% or USD 1.6 million in 2019 compared with 2018. This increase is due to an increase in stock-based compensation by USD 2.4 million year-on-year following the grant of ESOP options to our employees in recognition for past services to our Company. If we exclude the impact of our stock-based compensation, our G&A expenses actually decreased by USD 0.8 million, which reflects the efforts that we made to reduce our cost basis.

Operating loss

Our operating loss for the year ended December 31, 2019 increased by USD 11.4 million compared with 2018, primarily. The key factors behind this results are to the decrease in gross profit by USD 6.5 million as detailed above, and the increase of our stock-based compensation expense by a total of USD 3.8 million year on year, following the grant of ESOP options to our employees in recognition for past services to our Company.

Non-operating income and expenses

Income and expenditure resulting from non-operating activities increased by USD 1.7 million in 2019 compared with 2018. This was primarily due to our financing facilities. As at December 31, 2018, we had three interest-bearing instruments: the ExWorks Line of Credit, the Crede Convertible Loan Agreement from September 28, 2018, and the Yorkville Convertible Loan Agreement from September 28, 2018. In line with ASC 205, part of the interest expense relating to the ExWorks Line of Credit was classified under the results from discontinued operations, whilst the interest expense in connection with both the Crede Convertible Loan Agreement and the Yorkville Convertible Loan Agreement only related to one quarter. In 2019, the ExWorks Line of Credit was repaid in full on January 16, 2019, but our Company entered into a new loan with ExWorks from April 2019, and the Group paid interest expense for the full year on both the Crede Convertible Loan Agreement and the Yorkville Convertible Loan Agreement, hence an increase in interest expense of USD 0.4 million and in interest and amortization of debt discount by USD 0.6million from prior year. See Note 24 of our consolidated financial statements for the year ended December 31, 2018 and 2019 for details on these financial instruments.

Additionally, for the year ended December 31, 2019, our non-operating income decreased by USD 0.3 million from prior period because of a non-recurring credit for the fair value measurement of our investment in OpenLimit booked in the income statement in 2018, and our foreign exchange losses increased by USD 0.4 million from prior period due to unfavorable currency fluctuations (see Impact of foreign currency fluctuation below).

Our Company regularly enters into loan and convertible loan agreements to finance its operations.

Net loss from continuing operations

As a result of the above factors, the net loss from continuing operations increased by 132%, or USD 13.1 million, from USD 9.9 million in the year ended December 31, 2018 to USD 23.0 million in the year ended December 31, 2019.

Income from discontinued operations

As detailed in the above Basis of presentation subsection, the SPA to sell WISeKey (Bermuda) Holding Ltd and its affiliates met the requirement to be classified as held for sale and as such qualified as a discontinued operation. In line with ASC 205-20-45-3A, we reported the results of the discontinued operations, WISeKey (Bermuda) Holding Ltd and its affiliates, as a separate component of income.

The USD 31.1 million gain from the divestiture of WISeKey (Bermuda) Holding Ltd and its affiliates was also reported in the results of the discontinued operations in the year ended December 31, 2019.

Net income

With the USD 31.1 million gain from divestiture included in the income on discontinued operations in the income statement in the year ended December 31, 2019, we reached a net income position of USD 7.5 million, compared with a net loss of USD 16.3 million in the year ended December 31, 2018.

Non-GAAP Performance Measures

In addition to our reported financial results prepared under US GAAP, we also prepare and disclose EBITDA and Adjusted EBITDA, which are measures not prepared in accordance with US GAAP. We present EBITDA and Adjusted EBITDA because we believe that these measures are useful to investors as they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We further believe that Adjusted EBITDA is helpful to investors in identifying trends in our business that could otherwise be obscured by certain items unrelated to ongoing operations because they are highly variable, difficult to predict, may substantially impact our results of operations and may limit the ability to evaluate our performance from one period to another on a consistent basis.

The usefulness of EBITDA and Adjusted EBITDA to investors has limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) they exclude financial information and events, such as the effects of an acquisition or amortization of intangible assets, or of stock-based compensation, that some may consider important in evaluating our performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not exclude all items, which could increase or decrease these measures, which investors may consider to be unrelated to our long-term operations, such as the results of businesses divested during a period. These non-GAAP measures should not be considered in isolation and are not, and should not be viewed as, substitutes for income, net profit for the year or any other measure of performances presented in accordance with US GAAP. We encourage investors to review our historical financial statements in their entirety and caution investors to use US GAAP measures as the primary means of evaluating our performance, value and prospects for the future, and EBITDA and Adjusted EBITDA as supplemental measures.

EBITDA and Adjusted EBITDA

We define EBITDA as net profit before income tax expenses, depreciation and amortization including purchase accounting ("PPA") effects, and net interest expense.

We define Adjusted EBITDA as EBITDA further adjusted to exclude non-cash expenses such as stock-based compensation and equity settlements, and other items that management believes are unrelated to our core operations such as non-recurring legal and professional expenses related to our merger and acquisition activities.

The following table provides a reconciliation from operating loss to EBITDA and Adjusted EBITDA for the years ended December 31, 2019 and December 31, 2018.

	12 months ended December 31,
(Million USD)	2019	2018
Operating loss as reported	(20.5)	(9.1)
Non-GAAP adjustments from continuing operations:
Depreciation expense from continuing operations	0.8	0.9
Amortization expense on intangibles from continuing operations	0.5	0.5
EBITDA	(19.2)	(7.7)
Non-GAAP adjustments from continuing operations:
Stock-based compensation	5.4	1.7
Expenses settled in equity	-	1.7
M&A-related legal fees	1.0	1.3
M&A-related professional fees	-	0.3
NASDAQ listing-related professional fees	0.2	-
Adjusted EBITDA	(12.6)	(2.7)

Financial year ended December 31, 2018 compared with financial year ended December 31, 2017

	12 months ended December 31,		Year-on-Year
USD'000	2018	2017	Variance

Net sales	34,280	33,674	2%
Cost of sales	(18,319)	(17,870)	3%
Gross profit	15,961	15,804	1%

Other operating income	289	1,526	-81%
Research & development expenses	(5,306)	(5,339)	-1%
Selling & marketing expenses	(5,772)	(4,459)	29%
General & administrative expenses	(14,232)	(15,401)	-8%
Total operating expenses	(25,021)	(23,673)	6%
Operating income / (loss)	(9,060)	(7,869)	15%

Non-operating income	2,181	762	186%
Gain / (loss) on derivative liability	-	(98)	-100%
Gain / (loss) on debt extinguishment	-	(556)	-100%
Interest and amortization of debt discount	(150)	(543)	-72%
Non-operating expenses	(2,826)	(1,751)	61%
Income / (loss) from continuing operations before income tax
expense	(9,855)	(10,055)	-2%

Income tax (expense)/recovery	(53)	(71)	-25%
Income/ (loss) from continuing operations, net	(9,908)	(10,126)	-2%

Income / (loss) on discontinued operations	(6,357)	(14,624)	-57%
Net income / (loss)	(16,265)	(24,750)	-34%

Less: Net income / (loss) attributable to noncontrolling interests	13	(483)	-103%
Net income / (loss) attributable to WISeKey International Holding AG	(16,278)	(24,267)	-33%

Revenue

Our 2018 total revenue grew by USD 0.6 million or 2% from 2017, mainly due to higher revenues generated from the development of the ISTANA platform and the subsequent license and rights sale to Daimler. This was the first sizeable application of our ISTANA PKI solution, a solution to manage all components in an intelligent car, by means of providing strong digital identities, based on PKI technology.

This success allowed us to offset the decrease in external revenue in our IoT segment by USD1.0 million between 2017 and 2018, from USD 30.4 million to USD 29.4 million. This decrease is mainly due to two factors: the fact that one of our products is reaching the end of its life, and the negative trend in the semiconductors industry. With the introduction of the Nanoseal family, the next-generation family of secure memory chips, we are positioning our product offering for the next technological evolutions. However, the performance of our IoT segment will remain dependent on the macro-economic factors impacting the semiconductors industry, particularly in 2018 and 2019 the tensions between the United States and China.

The table below shows the breakdown of our revenue by operating segment for the financial years ended December 31, 2018 and December 31, 2017.

	12 months ended December 31,		Year-on-Year
USD'000	2018	2017	Variance
IoT segment revenue from external customers	29,404	30,435	-3%
mPKI segment revenue from external customers	4,876	3,239	51%
Total Revenue	34,280	33,674	2%

Gross Profit

Our activities generated an improved gross profit of USD 16.0 million in 2018 at a slightly lower margin of 46.6% against 46.9% in the prior year. The margin was impacted by the new product introduction costs in our IoT segment. However, this rise was offset by an improved sales blend with the Secure Access business moving away from end of line products that carry a lower gross profit margin, and increased sales of our new products at higher margins.

Other operating income

In the year ended December 31, 2018 the Group recorded a USD 0.3 million gain on the liquidation of its subsidiary WISeKey BRBV classified as other operating income.

Other operating income reduced by USD 1.2 million from 2017 to 2018. This is due to a significant one-off credit of USD 1.4 million in 2017, being the release of a provision resulting from the renegotiation of an unfavorable contract. In prior financial periods, a provision had been made on a supplier contracts deemed onerous, i.e. a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The renegotiation changed the terms of the contract which no longer qualified as onerous, and, as such, the provision for onerous contract previously recorded was released back to the income statement leading to a one-off upside.

We do not have recurring other operating income that contributed to our profit.

Research & development expenses

Our research and development ("R&D") expenses includes expenses related to the research of new technology, products and applications, as well as their development and proof of concept, and the development of further application for our existing products and technology. They include salaries, bonuses, pension costs, stock-based compensation, depreciation and amortization of capitalized assets, costs of material and equipment that do not meet the criteria for capitalization, as well as any tax credit relating to R&D activities, among others.

Our R&D expenses represented respectively 21% and 23% of total operating expenses in the years 2018 and 2017. Our group being technology-driven, this reflects our engagement to act as a leader on new cybersecurity developments and future applications.

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. Our subsidiary WISeKey Semiconductors SAS is eligible to receive such tax credits. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first.

Selling & marketing expenses

Our selling & marketing ("S&M") expenses include advertising and sales promotion expenses such as salaries, bonuses, pension costs, stock-based compensation, business development consultancy services, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

Our 2018 S&M expenses increased by 29%, or USD 1.3 million from 2017. This is explained by the expansion of our sales force in Europe and North America on the one side, and, on the other side, by our USD 0.6 million investment in several critical ventures including the Blockchain Research Initiative and Blockchain Davos Round Table events, both designed to raise awareness on the benefits of the Blockchain technology which is one of the security layers in our core service offering.

General & administrative expenses

Our general & administrative ("G&A") expenses covers all other charges necessary to run our operations and supporting functions, and include salaries, bonuses, pension costs, stock-based compensation, lease and building costs, insurance, legal, professional, accounting and auditing fees, depreciation and amortization of capitalized assets, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

Our G&A expenses decreased by 8% or USD 1.2 million between 2017 and 2018, which reflects the efforts that we made to reduce our cost basis.

Operating loss

Our operating loss has increased by 15% or USD 1.2 million primarily due to the increase in our S&M expenses as detailed above.

Non-operating income and expenses

Income and expenditure resulting from non-operating activities was reduced by USD 1.4 million between 2017 and 2018. This was primarily due to non-recurring financial charges incurred in 2017 in relation to the financial instruments held by our Company, including a USD 0.6 million loss on debt extinguishment, a USD 0.1 million loss on derivative liability, as well as a reduction in interest and amortization of debt discount by USD 0.4 million between 2017 and 2018.

Our company regularly enters into loan and convertible loan agreements to finance its operations.

Net loss from continuing operations

As a result of the above factors, the net loss from continuing operations decreased by 2% or USD 0.2 million, from USD 10.1 million for the financial year ended December 31, 2017 to USD 9.9 million in the financial year ended December 31, 2018.

Loss from discontinued operations

As detailed in the above Basis of presentation subsection, the SPA to sell QuoVadis Group met the requirement to be classified as held for sale and as such qualified as a discontinued operation. In line with ASC 205-20-45-3A, we reported the results of the discontinued operations, QuoVadis group, as a separate component of income.

Non-GAAP Performance Measures

In addition to our reported financial results prepared under US GAAP, we also prepare and disclose EBITDA and Adjusted EBITDA, which are measures not prepared in accordance with US GAAP. We present EBITDA and Adjusted EBITDA because we believe that these measures are useful to investors as they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We further believe that Adjusted EBITDA is helpful to investors in identifying trends in our business that could otherwise be obscured by certain items unrelated to ongoing operations because they are highly variable, difficult to predict, may substantially impact our results of operations and may limit the ability to evaluate our performance from one period to another on a consistent basis.

The usefulness of EBITDA and Adjusted EBITDA to investors has limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) they exclude financial information and events, such as the effects of an acquisition or amortization of intangible assets, or of stock-based compensation, that some may consider important in evaluating our performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not exclude all items, which could increase or decrease these measures, which investors may consider to be unrelated to our long-term operations, such as the results of businesses divested during a period. These non-GAAP measures should not be considered in isolation and are not, and should not be viewed as, substitutes for income, net profit for the year or any other measure of performances presented in accordance with US GAAP. We encourage investors to review our historical financial statements in their entirety and caution investors to use US GAAP measures as the primary means of evaluating our performance, value and prospects for the future, and EBITDA and Adjusted EBITDA as supplemental measures.

EBITDA and Adjusted EBITDA

We define EBITDA as net profit before income tax expenses, depreciation and amortization including purchase accounting ("PPA") effects, and net interest expense.

We define Adjusted EBITDA as EBITDA further adjusted to exclude non-cash expenses such as stock-based compensation and equity settlements, and other items that management believes are unrelated to our core operations such as non-recurring legal and professional expenses related to our merger and acquisition activities.

The following table provides a reconciliation from operating loss to EBITDA and Adjusted EBITDA for the financial years ended December 31, 2018 and 2017.

	12 months ended December 31,
(Million USD)	2018	2017
Operating loss as reported	(9.1)	(7.9)
Non-GAAP adjustments:
Depreciation expense	1.4	1.4
Amortization expense on intangibles	0.5	1.9
PPA amortization expense	1.6	1.7
EBITDA	(5.6)	(2.9)
Non-GAAP adjustments:
Stock-based compensation	1.7	2.2
Expenses settled in equity	1.7	-
M&A-related legal fees	1.3	2.6
M&A-related professional fees	0.3	1.8
Adjusted EBITDA	(0.6)	3.7

Factors affecting our income tax expenses and recovery

For the financial years 2019, 2018 and 2017, income tax at the Swiss statutory rate compared to the Group's income tax expenses as reported is as per table below.

Income tax at the Swiss statutory rate USD'000	As at December 31, 2019	As at December 31, 2018	As at December 31, 2017
Net income/(loss) from continuing operations before income tax	(23,017)	(9,855)	(10,055)
Statutory tax rate	24%	24%	24%
Expected income tax (expense)/recovery	5,524	2,365	2433
Income tax (expense)/recovery	(13)	(53)	(71)
Change in valuation allowance	(2,129)	4,228	(4,487)
Permanent Difference	-	(9)	(344)
Change in expiration of tax loss carryforwards	(3,395)	(6,584)	2,397
Income tax (expense) / recovery from continuing operations	(13)	(53)	(71)

Our change in expiration of tax loss carryforwards is made up of several elements:

i.	In some of the countries where we have subsidiaries, losses carried forward can be used for a limited number of years after the fiscal year in which the loss was incurred. If the entity continues to make losses after that limited period has ended, then unused losses that have expired are no longer available as carryforwards. For our group, this concerns entities located in the U.S.A., Switzerland, Spain, Taiwan and India.

ii.	When entities are liquidated, their losses carried forward which were reflected in the group's deferred tax calculations are no longer available from the date of the liquidation. For instance, in both financial years 2019 and 2018 respectively, two group subsidiaries were liquidated, representing a reduction in losses carried forward of circa USD 533,000 and USD 200,000.

iii.	When our consolidated financial statements are issued prior to the finalization of our subsidiaries' statutory financial statements, there may be subsequent adjustments to the amounts disclosed as losses carried forward in our consolidated financial statements which would be included in the change in expiration of tax loss carryforwards in the following financial year.

Between 2019 and 2018, the aggregate impact of the above factors affecting losses carried forward generated an adjustment of USD 3.4 million from the expected income tax at the Swiss statutory rate. Between 2017 and 2018, the aggregate impact of the above factors affecting losses carried forward generated an adjustment of USD 6.6 million from the expected income tax at the Swiss statutory rate.

As at December 31, 2019 and 2018, our net deferred tax balance was reconciled as follows:

Deferred tax assets and liabilities USD'000	As at December 31, 2019	As at December 31, 2018	As at December 31, 2017
Stock-based compensation	-	9	344
Defined benefit accrual	1,100	1,272	1,289
Tax loss carry-forwards	11,264	10,606	14,888
Deferred Income tax liability	-	(1,356)	(1,476)
Deferred tax asset from acquisition	-	477	477
Other temporary adjustments	-	2,426	1,396
Less discontinued Operations	-	(3,196)	(2,418)
Valuation allowance	(12,358)	(10,230)	(14,458)
Deferred tax assets / (liabilities)	6	8	42

The valuation allowance corresponds to the amount of deferred tax that, based on our accounting assessment under applicable standards, should not be recognized as assets in our balance sheet. For the calculation of the valuation allowance, management has considered the extent to which realization of the tax assets is probable for group entities that are or have been in a loss-making position during the last three financial years.

In 2019, the valuation allowance increased by USD 2.2 million, mainly due to the increase in tax loss carry-forwards by USD 0.7 million and the impact of the divestiture of QuoVadis in 2018, the valuation allowance decreased by USD 4.2 million, mainly due to the decrease in tax loss carry-forwards by USD 4.3 million excluding the impact of discontinued operations.

Impact of foreign currency fluctuation

We operate worldwide and as such are exposed to currency fluctuation risks. Although the majority of our sales, purchase and financial operations are denominated in our reporting currency, the U.S. Dollar, some sales and financing contracts are denominated in other currency, and especially in the currency of our head office in Switzerland, the Swiss Franc.

Fluctuations in the exchange rates between the U.S. Dollar and other currencies may have a significant effect on both the Company's results of operations, including reported sales and earnings, and the Company's assets, liabilities and cash flows. This, in turn, may affect the comparability of period-to-period results of operations.

We do not currently hedge against foreign currency fluctuation.

The table below shows the variation in foreign exchange rates used to prepare our financial statements for the financial years ended December 31, 2019, December 31, 2018 and December 31, 2017.

		12 months ended December 31,
		2019		2018		Year-on-Year Variance
Foreign currency to U.S. Dollar		Closing rate	12-month Average rate	Closing rate	12-month Average rate	Closing rate	12-month Average rate
Swiss Franc	CHF:USD	1.033253	1.006467	1.016946	1.022876	1.60%	-1.60%
Euro	EUR:USD	1.122701	1.119921	1.145548	1.181497	-1.99%	-5.21%
Indian Rupee	INR:USD	0.014027	0.014200	0.014367	0.014654	-2.37%	-3.10%
Japanese Yen	JPY:USD	0.009201	0.009174	0.009115	0.009061	0.94%	1.25%
Singapore Dollar	SGD:USD	0.743657	0.732963	0.734040	0.741450	1.31%	-1.14%
U.K. Pound Sterling	GBP:USD	1.326752	1.276954	1.276021	1.335429	3.98%	-4.38%
Taiwanese Dollar	TWD:USD	0.033396	0.032374	0.032663	0.033194	2.24%	-2.47%

		12 months ended December 31,
		2018		2017		Year-on-Year Variance
Foreign currency to U.S. Dollar		Closing rate	12-month Average rate	Closing rate	12-month Average rate	Closing rate	12-month Average rate
Swiss Franc	CHF:USD	1.016946	1.022876	1.025927	1.015961	-0.88%	0.68%
Euro	EUR:USD	1.145548	1.181497	1.199861	1.125218	-4.53%	5.00%
Indian Rupee	INR:USD	0.014367	0.014654	0.015662	0.015361	-8.27%	-4.60%
Japanese Yen	JPY:USD	0.009115	0.009061	0.008876	0.008918	2.69%	1.60%
Singapore Dollar	SGD:USD	0.734040	0.741450	0.747760	n/a*	-1.83%	n/a*
U.K. Pound Sterling	GBP:USD	1.276021	1.335429	1.350291	1.288230	-5.50%	3.66%
Taiwanese Dollar	TWD:USD	0.032663	0.033194	0.033662	n/a*	-2.97%	n/a*

* 12-month average not used in the preparation of the financial statements

We do not operate in countries experiencing hyperinflation and assessed the impact of inflation as immaterial to our financial statements.

B.	Liquidity and Capital Resources

Company liquidity

Our cash and capital requirement relate mainly to our operating cash requirement, capital expenditures, contractual obligations, repayment of indebtedness and payment of interest and financing fees.

Sources of liquidity

Our usual sources of liquidity are cash generated from customers, cash from financing instruments such as debt and convertible debt, cash from share subscription facilities, and cash from private investors in exchange for our Class B Shares. As a non-recurring source of liquidity, the sale of the QuoVadis Group in the first quarter of 2019 provided a material cash inflow. Historically, the Group has been dependent on equity financing to augment the operating cash flow to cover its cash requirements.

We had positive adjusted working capital of USD 3.5 million as at December 31, 2019. We calculate adjusted working capital as our current assets, less our current liabilities excluding deferred revenue, because our deferred revenue is made up of non-refundable customer advances. Although our adjusted working capital is positive, based on the Group’s cash projections for the next 12 months to March 31, 2021, the Group will need approximately USD 2.1 million to fund operations and financial commitments. Note 24 of our consolidated financial statement as at December 31, 2019 describes the sources of funding that the Group can turn to whenever needed. In addition to two separate equity facilities (the SFF and SEDA), the loans contracted by WISeKey in 2018 and 2019 demonstrate the availability of lenders to support the Group in its activities and development.

As at December 31, 2019, we hold cash and cash equivalent in an amount of USD 12.1 million following from the cash injection from the sale of the QuoVadis Group. We expect to use this liquidity to fund our operations, develop our sales team, and form part of the consideration for future potential merger and acquisition transactions.

Consolidated cash flows

The following table shows information about our cash flows during the financial years ended December 31, 2019, 2018 and 2017 respectively.

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2019	2018	2017

Cash Flows from operating activities:
Net cash provided by (used in) operating activities	(13,891)	(8,492)	(4,931)
Net cash provided by (used in) investing activities	36,626	(4,244)	(12,852)
Net cash provided by (used in) financing activities	(17,284)	11,876	25,509

Effect of exchange rate changes on cash and cash equivalents	41	(200)	(733)

Cash and cash equivalents
Net increase (decrease) during the period	5,492	(1,060)	6,993
Balance, beginning of period	11,154	12,214	5,221
Balance, end of period	16,646	11,154	12,214

Reconciliation to balance sheet
Cash and cash equivalents from continuing operations	12,121	9,146	9,583
Restricted cash, current from continuing operations	2,525	618	-
Restricted cash, noncurrent from continuing operations	2,000	-	-
Cash and cash equivalents from discontinued operations	-	1,390	2,631
Balance, end of period	16,646	11,154	12,214

The following tables provide the details of the cash flows separated between continuing and discontinued activities following the divestiture of QuoVadis.

Continuing operations	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2019	2018	2017
Net cash provided by (used in) operating activities	(14,674)	(2,328)	1,595
Net cash provided by (used in) investing activities	36,626	(5,489)	(12,412)
Net cash provided by (used in) financing activities	(17,284)	8,198	6,917

Discontinued operations	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2019	2018	2017
Net cash provided by (used in) operating activities	783	(6,164)	(6,526)
Net cash provided by (used in) investing activities	-	1,245	(440)
Net cash provided by (used in) financing activities	-	3,678	18,592

We have not experienced any legal or economic restrictions on the ability of subsidiaries to transfer funds to the Company in the form of loans.

Impact of discontinued operations

The Company has assessed the anticipated impact on our cash flows following the sale of the QuoVadis Group. As shown in the table above, the QuoVadis Group was cash flow negative on operating activities, largely as a result of ongoing losses. The sale of the QuoVadis Group has enabled the Company to repay the ExWorks Line of Credit in full during 2019, a facility that carried interest at 12% per annum. In addition to this, the sale of the QuoVadis Group has left the Company with an improved net cash and cash equivalents balance that will enable us to fund our activities as set out above.

We believe that the sale of the QuoVadis Group has benefitted the Company significantly as it has provided us with sufficient working capital to be able to focus on the future whilst, at the same time, removing a part of the business that was a drain on our liquidity.

Level of borrowing

As at December 31, 2019, we held short-term notes payable in an amount of USD 4,103,740, and no long–term notes payable. The section below gives the detail of the financial instruments used by the company.

Financial instruments

The following financial instruments are those that were in use, and disclosed in our balance sheet and notes as at December 31, 2019.

Share Subscription Facility with GEM LLC

On January 19, 2016 the Group closed a Share Subscription Facility ("the GEM Facility") with GEM Global Yield Fund LLC SCS and GEM Investments America, LLC (collectively referred to as "GEM") (Global Equity Markets, "GEM"), which is a CHF 60 million facility over 5 years and allows the Group to draw down funds at its option in exchange for our Class B shares. The mechanics of the GEM Facility allow for a drawdown essentially 18 times in a year, the amount being in a range related to the trading volume and price of our Class B share trading on the SIX. The drawdown amount is based on 90% of the average closing price of the last 15 trading days multiplied by 1,000% of the average volume of the last 15 trading days. GEM can then elect to purchase between 50% and 200% of this figure.

In 2017, WISeKey made three drawdowns for a total of CHF 3,905,355 in exchange for a total of 825,000 WIHN Class B shares issued out of authorized share capital.

There were no drawdowns made in 2018 nor in 2019. Therefore, as at December 31, 2019 the outstanding facility available remains CHF 56,094,645 (USD 57,959,960 at December 31, 2019 closing rate).

Acquisition Line of Credit Agreement with ExWorks Capital Fund I, L.P

On January 16, 2017 the Group signed an acquisition line of credit agreement with ExWorks Capital Fund I, L.P. ("ExWorks") (the "ExWorks Line of Credit") headquartered in the USA, is an international, import and export finance company that offers financing solutions to businesses utilizing its own capital as well as by leveraging its Delegated Authority granted by both the SBA and ExIm Bank. A first amendment was subsequently signed on February 06, 2017, a second amendment on March 31, 2017, a third amendment on July 21, 2017, a fourth amendment on August 10, 2017, a fifth amendment on September 19, 2017, a sixth amendment on February 5, 2018, a seventh amendment on March 30, 2018, an eighth amendment on June 20, 2018, a ninth amendment on July 24, 2018, a tenth amendment on August 17, 2018, and an eleventh amendment on September 27, 2018.

As of December 31, 2018, under the ExWorks Line of Credit as amended, the Group may borrow up to USD 22,646,437, including a loan of up to USD 4,000,000 to support the launch of WISeKey's WISeCoin setup. Borrowings under the ExWorks Line of Credit bear interest payable monthly at 1%. The maturity date of the arrangement is January 16, 2020 with an option to extend maturity to January 16, 2021 for a fee equal to 12% of the outstanding loan at the time WISeKey exercises the extension option. Under current terms, ExWorks can elect to have part of or all of the principal loan amount and interests paid either in cash or in WIHN class B shares at a conversion price of USD 4.74 per share.

Under the terms of the ExWorks Line of Credit, the Group is required to not enter into agreements that would result in restriction on liens, reserved restriction on indebtedness, mergers, consolidations, organizational changes except with an affiliate, contingent and third party liabilities, any substantial change in the nature of its business, restricted payments, insider transactions, certain debt payments, certain agreements, negative pledge or asset transfer other than sale of assets in the ordinary course of business. Furthermore, the Group is required to maintain its existence and pay all taxes and other liabilities, provide ExWorks with periodical accounting reports and the detail of any material litigation, comply with applicable laws, meet the financial covenants set in the line of credit agreement in terms of average cash on hand and minimum ending cash on hand. The Group has complied with the line of credit covenants in the 12 months to December 31, 2018.

As at December 31, 2018, borrowings under the ExWorks Line of Credit are secured by (i) the grant of options to ExWorks exercisable for up to 1,075,000 WIHN class B registered shares, par value CHF 0.05, at an exercise price of CHF 3.15; (ii) 100% of the shares in QuoVadis Trustlink Schweiz AG; (iii) any cash bank account of the Group held in Switzerland; (iv) 100% of the shares in WISeKey USA; (v) 100% of the shares in WISeKey Singapore; (vi) 100% of the shares held by the Group in WISeKey SAARC Ltd; and (vii) all shares owned by WISeKey (Bermuda) Holding Ltd in each of its subsidiaries.

The ExWorks Line of Credit can be up-sized / syndicated at the same terms for up to an additional USD 10,000,000 by way of adding co-lender(s) or selling a participation interest.

The line of credit was initially recognized as a revolving credit falling under ASC 480, and, in line with ASU 2015-15 the commitment fee and debt issuance costs totalling USD 3,165,880 were capitalized as deferred charges to be amortized over the duration of the contract. These deferred charges included the fair value of an option agreement signed by both parties on February 06, 2017, granting ExWorks the option to acquire up to 1,075,000 WIHN class B shares at an exercise price of CHF 3.15, exercisable in a maximum of four separate exercises, between June 28, 2017 and February 06, 2020. The option agreement exercisable for up to 1,075,000 WIHN class B shares was fair valued at grant for an amount of USD 2,173,395 using the Black-Scholes model and the market price of WIHN class B shares on the date of grant, February 06, 2017, of CHF 4.04. The option agreement was assessed as equity instrument. The credit entry from the recognition of the option agreement fair value was booked in Additional Paid-In Capital ("APIC").

However, the fifth amendment on September 19, 2017 introduced an option to convert payments of the full or partial amounts of principal loan, interests and fees in WIHN class B shares. The introduction of the conversion option was assessed to be a substantial modification of terms for the existing contract and therefore, in line with ASC 470-50-40-6, was accounted for like an extinguishment. As a result, all fees and debt issuance costs, including the option agreement, previously capitalized were fully amortized into the income statement in 2017, the old debt was written off, and the new debt was accounted for. This gave rise to a USD 6,511,421 loss on extinguishment in 2017 made up of total amendment fees of USD 700,000, the unamortized portion of the commitment fee and debt issuance costs totalling USD 2,199,502 (of which USD 1,467,746 related to the option agreement), and the fair value of the conversion option introduced for USD 4,087,519 calculated using the Black-Scholes model and the market price of WIHN class B shares as at the date of the fifth amendment of CHF 4.10 (USD 4.26 at historical rate).

As at December 31, 2017, there were no unamortized debt discount/premium or debt issuance costs. We note that the conversion option was assessed as an equity instrument which did not require bifurcation from its debt host. The credit entry from the recognition of the conversion option fair value was booked in APIC.

The sixth amendment signed on February 05, 2018 extended maturity of the loans to January 16, 2020 (instead of January 15, 2019), reduced the monthly interest rate to 1% (instead of 1.5%), and introduced a clause whereby cash repayments are restricted in time. The amendment fee was USD 1,890,000.

The seventh amendment signed on March 30, 2018, granted an extension of USD 4m to the maximum loan amount to be used for "Other Approved Business Purpose". The amendment fee was USD 400,000. As at December 31, 2018 WISeKey has drawn USD 3,995,575 from this extended facility to fund the creation of WISeCoin AG.

Both the sixth and seventh amendments were analysed as debt modification and accounted for under ASC 470-50-40-14. Total debt issue costs of USD 2,290,000 were recorded as debt discounts and amortized over the duration of the credit line.

The eighth, ninth and tenth amendments were assessed and did not give rise to any debt modification or debt extinguishment accounting.

With the eleventh amendment on September 27, 2018 ExWorks removed liens on some intellectual property of the Group in exchange for WISeKey purchasing from ExWorks a 22% warrant in Tarmin (see note 19) for a total purchase price of USD 7,000,000 made up of a USD 3,000,000 cash payment made on October 05, 2018 and a USD 4,000,000 promissory note payable on March 31, 2019. The amendment fee was USD 250,000. The Tarmin Warrant was assessed as an equity investment without a readily determinable fair value and we elected the measurement at cost less impairment, adjusted for observable price changes for identical or similar investments of the same issuer as permitted by ASU 2016-01. As such, the Tarmin Warrant was initially recognized on the balance sheet at USD 7,000,000.

In line with ASC 470-50, we compared the present value of the new debt per the eleventh amendment to the present value of the old debt under the tenth amendment and concluded that the difference was below the 10% threshold. The eleventh amendment was analysed as a debt modification and accounted for under ASC 470-50-40-14. Total debt issue costs of USD 2,540,000 were recorded as debt discounts and amortized over the duration of the credit line.

As at December 31, 2018, outstanding borrowings were USD 22,642,012.48 and unamortized debt discount USD 1,375,374.

On January 16, 2019, WISeKey repaid in cash all outstanding amounts: USD 22,618,226 of principal, USD 120,654 of accrued interests, and USD 2,595,000 of accrued fees.

For the period starting January 01, 2019 to January 16, 2019, WISeKey recorded a total debt amortization charge of USD 49,822. Therefore the unamortized debt discount as at January 16, 2019 amounted to USD 1,325,552.

The repayment of the loan was assessed as a debt extinguishment in line with ASC 405-20-40-1. As a result, the unamortized debt discount of USD 1,325,552 was expensed as loss on debt extinguishment in the income statement. Because most of the principal loan balance related to the acquisition credit line for the purchase of QuoVadis in 2017, and in application of ASC 205-20-45-6 to 205-20-45-8 after the signature of the SPA to sell QuoVadis, WISeKey further elected to apply ASC 205-20-45-8 and to allocate interest to the discontinued operations based on the debt that can be identified as specifically attributed to the operations of QuoVadis. As a result, USD 1,092,783 out of the USD 1,325,552 total loss on debt extinguishment was recorded under discontinued operations and presented as a separate line item in the income / (loss) on discontinued operations presented in Note 37. The remaining USD 232,769 loss on debt extinguishment attributable to continuing operations is showing as a separate line item on the face of the income statement.

Standby Equity Distribution Agreement with YA II PN, Ltd.

On February 08, 2018 WISeKey entered into a Standby Equity Distribution Agreement with a fund managed by Yorkville Advisors Global LLC. Under the terms of the SEDA as amended, Yorkville has committed to provide WISeKey, upon a drawdown request by WISeKey, up to CHF 50,000,000 in equity financing over a three-year period ending March 01, 2021. Provided that a sufficient number of Class B Shares is provided through share lending, WISeKey has the right to make drawdowns under the SEDA, at its discretion, by requesting Yorkville to subscribe for (if the Class B Shares are issued out of authorized share capital) or purchase (if the Class B Shares are delivered out of treasury) Class B Shares worth up to CHF 5,000,000 by drawdown, subject to certain exceptions and limitations (including the exception that a drawdown request by WISeKey shall in no event cause the aggregate number of Class B Shares held by Yorkville to meet or exceed 4.99% of the total number of shares registered with the commercial register of the Canton of Zug). The purchase price will be 93% of the relevant market price at the time of the drawdown, determined by reference to a five-day trading period following the draw down request by WISeKey.

The instrument was assessed under ASC 815 as an equity instrument. WISeKey paid a one-time commitment fee of CHF 500,000 (USD 524,231 at historical rate) on April 24, 2018 in 100,000 WIHN Class B Shares. In line with ASU 2015-15 the commitment fee was capitalized as deferred charges to be amortized over the duration of the contract as a reduction of equity.

In 2018, WISeKey made 4 drawdowns for a total of CHF 1,749,992 (USD 1,755,378 at historical rate) in exchange for a total of 540,539 WIHN class B shares issued out of authorized share capital or treasury share capital.

In 2019, WISeKey made the following drawdowns:

On January 08, 2019 WISeKey made one drawdown for CHF 250,000 (USD 245,125 at historical rate) in exchange for 97,125 WIHN class B shares issued out of treasury share capital.

On August 15, 2019 one drawdown for CHF 250,000 (USD 256,187 at historical rate) in exchange for 120,250 WIHN class B shares issued out of treasury share capital.

On September 17, 2019 one drawdown for CHF 199,999 (USD 202,520 at historical rate) in exchange for 84,281 WIHN class B shares issued out of treasury share capital.

On October 10, 2019 one drawdown for CHF 249,999 (USD 249,999 at historical rate) in exchange for 111,012 WIHN class B shares issued out of treasury share capital.

On November 07, 2019 one drawdown for CHF 157,933 (USD 157,933 at historical rate) in exchange for 78,146 WIHN class B shares issued out of treasury share capital.

The amortization charge for the capitalized fee recognized in APIC amounted to USD 183,631 for the year to December 31, 2019 and the remaining deferred charge balance was USD 214,322 made up of USD 184,134 current and USD 30,188 noncurrent.

As at December 31, 2019 the outstanding equity financing available was CHF 47,142,077.

Facility Agreement and Convertible Loan Agreement with YA II PN, Ltd.

On September 28, 2018 WISeKey entered into the Yorkville Loan, a Facility Agreement with Yorkville to borrow USD 3,500,000 repayable by May 01, 2019 in monthly cash instalments starting in November 2018. The loan bears an interest rate of 4% per annum payable monthly in arrears. A fee of USD 140,000 and debt issuance costs of USD 20,000 paid at inception.

The debt instrument was assessed as a term debt. A discount of USD 160,000 was recorded at inception and will be amortized using the effective interest method over the life of the debt.

The remaining loan balance at December 31, 2018 was USD 2,717,773 including unamortized debt discount of USD 57,007. The discount amortization expense recorded for the period to December 31, 2018 was USD 102,993. In the period to December 31, 2018, WISeKey repaid USD 725,220 of the principal loan amount in cash.

On June 27, 2019, WISeKey entered into the Yorkville Convertible Loan, a Convertible Loan Agreement with Yorkville to borrow USD 3,500,000 repayable by August 01, 2020 in monthly instalments starting in August 01, 2019 either in cash or in WIHN class B Shares. The loan bears an interest rate of 6% per annum payable monthly in arrears. Total fees of USD 160,000 were paid at inception.

The conversion option into WIHN Class B shares is exercisable at the election of Yorkville and may be exercised at each monthly repayment date, covering any amount outstanding, be it principal and/or accrued interests. The initial exercise price is set at CHF 3.00 per WIHN class B Share but may be adjusted as a result of specific events so as to prevent any dissolution effect. The events triggering anti-dissolution adjustments are: (a) increase of capital by means of capitalization of reserves, profits or premiums by distribution of WIHN Shares, or division or consolidation of WIHN Shares, (b) issue of WIHN shares or other securities by way of conferring subscription or purchase rights, (c) spin-offs and capital distributions other than dividends, and (d) dividends.

At the date of inception of the Yorkville Convertible Loan, on June 27, 2019, an unpaid balance of USD 500,000 remained on the Yorkville Loan. There was no unamortized debt discount on the Yorkville Loan as it was amortized in accordance with the planned repayment schedule, i.e. by May 01, 2019.

In line with ASC 470-50, we compared the present value of the new debt (the Yorkville Convertible Loan) to the present value of the old debt (the Yorkville Loan) using the net method and concluded that the difference was below the 10% threshold. Therefore, the Yorkville Convertible Loan was analyzed as a debt modification and accounted for under ASC 470-50-40-14.

In line with ASU 2014-16, the convertible note was assessed as a hybrid instrument, being a debt instrument with an equity-linked component (the conversion option). Per ASC 815-10, the embedded conversion option met the definition of a derivative and was accounted for separately, thereby creating a debt discount.

The derivative liability component (the conversion option) was fair valued using a binomial lattice model, building in quoted market prices of WIHN class B shares, and inputs such as time value of money, volatility, and risk-free interest rates. It was valued at inception at USD 257,435, and was allocated between current and noncurrent on a pro rata temporis basis according to the monthly repayment schedule. The derivative component will be revalued at fair value at each reporting date in line with ASC 815-15-30-1.

On the date of the agreement, WISeKey signed an option agreement granting Yorkville the option to acquire up to 500,000 WIHN class B shares at an exercise price of CHF 3.00, exercisable between June 27, 2019 and June 27, 2022. In order to prevent any dissolution effect, the exercise price may be adjusted as a result of the same specific events listed above as adjustments to the conversion price of the principal amount. In line with ASC 470-20-25-2, the proceeds from the convertible debt with a detachable warrant was allocated to the two elements based on the relative fair values of the debt instrument net of the warrant and the embedded conversion separated out on the one side, and the warrant at time of issuance on the other side. The option agreement was assessed as an equity instrument and was fair valued at grant for an amount of USD 373,574 using the Black-Scholes model and the market price of WIHN class B shares on the date of grant, June 27, 2019, of CH 2.35. The fair value of the debt was calculated using the discounted cash flow method as USD 3,635,638. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the option agreement created a debt discount on the debt host in the amount of USD 326,126, and the credit entry was booked in APIC.

As a result of the above accounting entries, the total debt discount recorded at inception was USD 743,561, made up of USD 160,000 fees to Yorkville, USD 257,435 from the bifurcation of the embedded conversion option into derivative liabilities, and USD 326,126 from the recognition of the warrant agreement.

As at December 31, 2019, WISeKey had repaid USD 1,162,607 and the principal amount outstanding was USD 2,337,393 with an unamortized debt discount of USD 275,296.

For the year 2019, the Group recorded in the income statement a net debt discount amortization expense of USD 468,265.

Convertible Loan with Crede CG III, Ltd

On September 28, 2018 the Group closed a Convertible Loan Agreement with Crede CG III, Ltd for an amount of USD 3,000,000. The funds were made available on October 31, 2018. The loan bears a 10% p.a. interest rate, payable in arrears on a quarterly basis starting December 31, 2018, and is repayable in WIHN class B Shares any time between November 30, 2018 and the maturity date of September 28, 2020, at Crede's election. Accrued interests are payable, at WISeKey's sole election, either in cash or in WIHN class B Shares. The conversion price applicable to the prepayment of the principal amount or accrued interest is calculated as 93% of the average of the 2 lowest daily volume-weighted average prices quoted on the SIX Stock Exchange during the 10 Trading Days immediately preceding the relevant conversion date or interest payment date respectively, disregarding any day on which Crede (or its Affiliates or related party) has effected any trade, converted into USD at the exchange rate reported by Bloomberg at 9 a.m. Swiss time on the relevant conversion date or interest payment date. As at December 31, 2018 the full amount of USD 3 million remained outstanding and accrued interest of USD 50,833 were recognized in the income statement.

Due to Crede's option to convert the loan in part or in full at any time before maturity, the Crede Convertible Loan was assessed as a share-settled debt instrument with an embedded put option. Because the value that Crede will receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the Crede Convertible Loan was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

On the date of the agreement, WISeKey signed an option agreement granting Crede the option to acquire up to 408,247 WIHN class B shares at an exercise price of CHF 3.84, exercisable between October 31, 2018 and October 29, 2021. Per the option agreement's term, the date of grant under US GAAP is October 29, 2018 upon issuance of a Tax Ruling from the Swiss Federal Tax Administration and the Zug tax authority. In line with ASC 470-20-25-2, the proceeds from the convertible debt with a detachable warrant was allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. The option agreement was assessed as an equity instrument and was fair valued at grant for an amount of USD 408,056 using the Black-Scholes model and the market price of WIHN class B shares on the date of grant, October 29, 2018, of CH 3.06. The fair value of the debt was calculated using the discounted cash flow method as USD 2,920,556. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the option agreement created a debt discount on the debt host in the amount of USD 367,771, and the credit entry was booked in APIC.

In 2019, Crede issued six exercise notices, resulting in the following conversions:

On January 03, 2019 for 30,000 WHIN class B shares delivered on January 08, 2019 for a conversion of USD 73,559.

On January 15, 2019 for 100,000 WHIN class B shares delivered on January 17, 2019 for a conversion of USD 265,099.

On February 19, 2019 for 100,000 WHIN class B shares delivered on February 26, 2019 for a conversion of USD 279,525.

On June 24, 2019 for 100,000 WHIN class B shares delivered on July 01, 2019 for a conversion of USD 208,755.

On September 03, 2019 for 300,000 WHIN class B shares delivered on September 09, 2019 for a conversion of USD 640,934.

On December 03, 2019 for 150,000 WHIN class B shares delivered on December 09, 2019 for a conversion of USD 303,228.

As at December 31, 2019, the principal amount outstanding was USD 1,228,899, and the unamortized debt discount USD 64,971.

For the year 2019, the Group recorded in the income statement a net debt discount amortization expense of USD 155,389. In line with ASC 470-20-50-5, as at December 31, 2019, the amount by which the instrument’s if-converted value exceeds its principal amount is USD 318,270.

Credit Agreement with ExWorks Capital Fund I, L.P.

On April 04, 2019 WISeCoin AG ("WISeCoin"), an affiliate of the Company, signed a credit agreement with ExWorks. Under this credit agreement, WISeCoin was granted a USD 4,000,000 term loan and may add up to USD 80,000 accrued interest to the loan principal, hence a maximum loan amount of USD 4,080,000. The loan bears an interest rate of 10% p.a. payable monthly in arrears. The maturity date of the arrangement is April 04, 2020 therefore all outstanding balances are classified as current liabilities in the balance sheet. ExWorks can elect to have part of or all of the principal loan amount and interests paid either in cash or in WISeCoin Security Tokens (the "WCN Token") as may be issued by WISeCoin from time to time. As at December 31, 2019, the conversion price is set at CHF 12.42 per WCN Token based on a non-legally binding term sheet.

Under the terms of the credit agreement, WISeCoin is required to not enter into agreements that would result in liens on property, assets or controlled subsidiaries, in indebtedness other than the exceptions listed in the credit agreement, in mergers, consolidations, organizational changes except with an affiliate, contingent and third party liabilities, any substantial change in the nature of its business, restricted payments, insider transactions, certain debt payments, certain agreements, negative pledge, asset transfer other than sale of assets in the ordinary course of business, or holding or acquiring shares and/or quotas in another person other than WISeCoin R&D. Furthermore, WISeCoin is required to maintain its existence, pay all taxes and other liabilities.

Borrowings under the line of credit are secured by first ranking security interests on all material assets and personal property of WISeCoin, and a pledge over the shares in WISeCoin representing 90% of the capital held by the Company. Under certain circumstances, additional security may be granted over the intellectual property rights of WISeCoin and WISeCoin R&D, and the shares held by WISeCoin in WISeCoin R&D.

Total debt issue costs of USD 160,000 were recorded as debt discount and amortized over the duration of the loan.

In the year 2019, WISeKey recorded a total debt amortization charge of USD 151,343 and an unamortized debt discount of USD 8,657 remained as at December 31, 2019.

As at December 31, 2019, outstanding borrowings were USD 4,030,129.

Credit Agreement with Long State Investment Limited

On December 16, 2019, WISeKey entered into a Convertible Term Loan Facility Agreement (the “LSI Convertible Facility”) with Long State Investment Limited (“LSI”), a Hong Kong-based investment company, to borrow up to CHF 30 million. Under the terms of the LSI Convertible Facility, WISeKey will be able to drawdown individual term loans of up to CHF 500,000 or, if so agreed between the parties, up to CHF 2.5 million at an interest rate of 1.5% p.a., up to an aggregate amount of CHF 30 million over a commitment period of 24 months.

LSI will have the right to convert a drawdown tranche into WIHN Class B Shares or, if so agreed among the parties and permitted by law, into American Depositary Shares (“ADSs”) representing WIHN Class B Shares, within a period of 21 SIX trading days after each individual drawdown at 95% of the higher of (i) the then prevailing market rate and (ii) the minimum conversion price of CHF 1.80. Any term loan not converted by LSI initially will automatically convert into WIHN Class B Shares, or ADSs, 20 SIX trading days before the expiration of the commitment period at the applicable conversion price. Under certain circumstances, interest payments may be “paid in kind” by capitalizing such interest and adding to it the aggregate principal balance of the loan outstanding.

Under the arrangement, WISeKey and LSI plan to establish a Joint Venture in Hong Kong in the first quarter of 2020 to focus on business opportunities in Asia. A memorandum of understanding has been executed between WISeKey and LSI to that effect.

Due to LSI’s option to convert the loan in part at each drawdown before maturity, the LSI Convertible Facility was assessed as a debt instrument with an embedded put option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the LSI Convertible Facility will be accounted for as a liability measured at fair value using the discounted cash flow method for each term loan (corresponding to each drawdown).

As at December 31, 2019, debt issue costs corresponding to CHF 22,230 in legal fees were recorded in the income statement by WISeKey to execute the LSI Convertible Facility. Also, per the terms of the LSI Convertible Facility, WISeKey owes LSI a CHF 10,000 expense allowance and a commitment fee payable in 400,000 WIHN class B shares, which were not yet settled as at December 31, 2019 and are expected to be settled in January 2020. The debt issue costs and commitment fee will be recorded as a debt discount proportionately to each drawdown. However, as at December 31, 2019, WISeKey had not yet drawn down on the LSI Convertible Facility, therefore, in application of ASC 340-10-S99-1, WISeKey accounted for the debt issue costs of CHF 22,230 as a deferred asset to be amortized on a straight-line basis over the access period of the LSI Convertible Facility.

As at December 31, 2019 the outstanding LSI Convertible Facility available was CHF 30 million.

C.	Research and Development, Patents and Licenses, Etc.

WISeKey's research and development spending totaled USD 6.4 million in the year ended December 31, 2019, and USD 5.3 million in each year ended December 31, 2018 and 2017. As mentioned in Item 3. Key Information – D. Risk Factors, we need to keep pace with changing technologies in order to maintain and grow our revenue. We currently own 88 individual patents which preserve our technology. Our spending in research and development include the development of future technologies that we will register legally in the future to develop our patent portfolio and ensure that competitors cannot replicate our technology easily.

D.	Trend Information

Our growth strategy and industry trends are detailed in Item 3. Key Information – B. Business Overview. The uncertainties and material commitments such as financial instruments that are likely to have a material effect on the companies' financial condition are described in Item 3. Key Information – D. Risk Factors and Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital resources.

E.	Off-Balance Sheet Arrangements

We have no special purpose financing or partnership entities, or other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as at December 31, 2019 in USD'000s:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
Operating and short-term lease obligations	3,132	591	910	588	1,043
Finance lease obligations	285	114	171
Debt and convertible note obligations	7,596	7,596	-	-	-
Total contractual obligations	11,013	8,301	1,081	588	1,043

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the name, date of birth and functions of our non-executive and executive directors, and our senior management as at the date of this annual report. Unless otherwise indicated, the current business addresses for our executive officers and directors is General-Guisan-Strasse 6, 6300 Zug, Switzerland. Our non-executive and executive directors are elected annually and individually as a matter of law by the shareholders at each Annual General Meeting of the shareholders for a term extending up until the following Annual General Meeting of the shareholders. The last Annual General Meeting of the shareholders was on May 21, 2019.

Name	Date of birth	Functions in WISeKey	Date first appointed
Non-Executive Directors
Philippe Doubre	March 24, 1935	Board Member, Member of the Nomination and Compensation Committee	March 21, 2016 (1999*)

David Fergusson	August 15, 1960	Board Member, Chairman of the Nomination and Compensation Committee, Member of the Audit Committee	May 31, 2017

Juan Hernández Zayas	May 07, 1962	Board Member, Chairman of the Audit Committee, Member of the strategy committee	March 21, 2016 (2007*)
Executive Directors
Carlos Moreira	September 01, 1958	Chairman of the Board of Directors, Member of the Strategy Committee, Founder and Chief Executive Officer	March 21, 2016 (1999*)

Dourgam Kummer	May 08, 1965	Vice-Chairman of the Board of Directors, Head of M&A	March 21, 2016 (2005*)

Peter Ward	January 05, 1952	Board Member, Member of the Strategy Committee	March 21, 2016 (2012*)

Name	Date of birth	Functions in WISeKey	Date first appointed
Senior Management
Pedro Fuentes	November 12, 1969	Chief Security Officer	August 01, 2016

Carlos Moreno	March, 09, 1964	Vice President of Strategic Partnerships	July 15, 2006*

Jean-Yves Le Saux	June 02, 1958	Vice President of Sales and Business Development	September 21, 2016**

Nathalie Verjus	February 19, 1975	Company Secretary and Financial Planning & Reporting Manager	November 01, 2016

Bernard Vian	March 22, 1967	General Manager of WISeKey Semiconductors	September 21, 2016**

Alexander Zinser	July 17, 1969	Chief Legal Officer	April 09, 2018

* Includes board membership and employment at the Company's predecessor holding company of the WISeKey Group, WISeKey SA.

** Joined the WISeKey Group on the acquisition of WISeKey Semiconductors SAS on September 21, 2016.

Biographies

Directors

Carlos Moreira, Founder, Chairman of the Board of Directors and CEO of WISeKey, UN Expert on CyberSecurity and Trust Models for ILO, UN, UNCTAD, ITC/WTO, World Bank, UNDP, ESCAP (83-99). Author, Internet Pioneer; Founder OISTE.org. Founding Member of the "Comité de Pilotage Project E-Voting" of the Geneva Government, Member of the UN Global Compact, Member of the WEF Global Agenda Council. Founding Member WEF Global Growth Companies 2007. WEF New Champion 2007 to 2016, Vice Chair WEF Agenda Council on Illicit Trade 12/15, Member of the Selection Committee for the WEF Growth Companies. Founder of the Geneva Security Forum. Member the WEF Global Agenda Council on the Future of IT Software & Services 2014-16. Member of the New York Forum. Selected as one of the WEF, Trailblazers, Shapers and Innovators, Member of Blockchain Advisory Board of the Government of Mexico. Nominated by Bilan.CH among the 300 most influential persons in Switzerland 2011 and 2013, top 100 of Who's Who of the Net Economy, Most Exciting EU Company at Microsoft MERID 2005, Man of the Year AGEFI 2007, Selected by Bilanz among the 100 most important 2016 digital heads in Switzerland 2017. Award Holder CGI. Adjunct Professor of the Graduate School of Engineering RMIT Australia (95/99). Head of the Trade Efficiency Lab at the Graduate School of Engineering at RMIT.  M&A Award 2017 Best EU acquisition. 2018 Blockchain Davos Award of Excellence by the Global Blockchain Business Council. Member of The Blockchain Research Institute. Founder Blockchain Center of Excellence 2019.  Entrepreneur and investor in disruptive cryptotechnology AI, Blockchain, IoT and Cybersecurity. Keynote speaker at the UN, WEF, CGI, ITU, Bloomberg, Oracle, SAP, Zermatt Summit, Microsoft, IMD, INSEAD, MIT Sloan, HEC, UBS, CEO Summit. Coauthor of "The transHuman Code: How to Program Your Future" (2019).

Peter Ward has served our Chief Financial Officer and a director since 2012. Mr. Ward began his tenure with our Company in 2008 as Finance Director. From 2005 to 2008, Mr. Ward served as a director and International Finance Director at Isotis International Inc., a manufacturer and distributor of bone and skin transplants. From 1996 to 2004, Mr. Ward served as a director and International Finance Director, then Director Administration and Taxes of Iomega International, a manufacturer and distributor of external computer drives and disks. From 1986 to 1996, Mr. Ward served as Finance Director for Germany, Austria & Switzerland Finance for GE Information Services (GEISCO), based in Cologne, Germany, then Commercial Finance Manager for GE Plastics BV, based in Bergen op Zoom, The Netherlands and Finance Director for Germany, Austria & Switzerland for GE Medical Services AG, based in Frankfurt am Main, Germany at General Electric. From 1973 to 1985, Mr. Ward served as Cost Analyst at Standard Telephones & Cables Ltd, a manufacturer and installer of submarine telephone cables, based in Southampton, United Kingdom, then Finance Accountant for Payot Cosmetics Ltd and Mavala Cosmetics Ltd, manufacturers of cosmetics and nail products respectively, based in Ashford, Kent, United Kingdom, then Financial Controller for Rimmel Cosmetics Germany and ITT Photoproducts, Germany, distributors of cosmetics and photographic equipment respectively, based in Frankfurt am Main, Germany, then Financial Analyst for the Automotive and Sanitary Products Division, based in ITTE HQ in Brussels, Belgium, then Manager Financial Controls for the Telecommunications Division based in ITTE HQ Brussels, Belgium, at ITTE. He holds a B.A. with honors in Business Administration from Wolverhampton University, in Wolverhampton, U.K. and is a qualified Chartered Management Accountant.

Philippe Doubre is a co-founder of our company and has served as a member of our board since 1999. Mr. Doubre is also the co-founder and Président du Conseil de Fondation of the Organisation Internationale pour la Sécurité des Transactions Electroniques (OISTE), a not-for-profit organization founded in 1998 that promotes digital security and certification of persons and objects. Mr. Doubre serves as vice president and treasurer of the World Trade Point Federation (WTPF), an international non-governmental organization founded in 2000 in partnership with the United Nations Conference on Trade and Development (UNCTAD), which assists small and medium enterprises (SMEs) in over 70 countries worldwide to trade internationally through the use of electronic commerce technologies. Additionally, Mr. Doubre serves as president of the China Hub in Geneva, Switzerland, and a permanent representative of the WTCA organization to the U.N. in Geneva, Switzerland. From 1979 to 2015, Mr. Doubre served as secretary general and then president of the World Trade Centre Geneva, Switzerland, a member of the World Trade Center Association (WTCA). Mr. Doubre served as the co-chairman of the WTCA Committee on Information and Communication, and as a member of the WTCA New York board of directors since 1999. Prior to his role with the WTCA, Mr. Doubre held several senior positions in the banking and finance industry, including vice president and general cashier of American Express Paris, and general manager of the Overseas Development Bank between 1967 and 1970. Mr. Doubre graduated in mathematics from the Collège Saint Barbe in Paris, France.

David Fergusson has served as a member of our board since 2017. Since 2010, Mr. Fergusson serves as president and CEO of "The M&A Advisor", the world's premier think tank for corporate finance, mergers & acquisition and restructuring professionals. From London and New York, M. Fergusson leads the company's market intelligence, media, event, and consulting services for a global constituency of over 350,000 finance industry professionals. M. Fergusson is a sought-after speaker and contributor on the subjects of finance, technology and operational innovation with international media, educational institutions and leadership assemblies. A market expert on the impact of technological innovation on corporations, M. Fergusson is also the editor of 5 annual editions of "The Best Practices of the Best Dealmakers" with over 500,000 readers and distribution in over 60 countries. In 2013, Mr. Fergusson founded the global Corporate Finance Emerging Leaders program, which engages future global business stalwarts to affect significant change through social innovation. A pioneer in cross border M&A between the United States and China, he was recognized with the 2017 M&A Leadership Award from the China Mergers & Acquisitions Association and is Chairman of the US Chapter of the Asia M&A Association. Additionally, Mr. Fergusson serves as president-elect of Hugh O'Brien Youth Leadership (HOBY), the world's largest social leadership philanthropic foundation for high school students. He received the 2015 Albert Schweitzer Leadership Award for his work in youth leadership development. Mr. Fergusson is also a founding member of the City of London's Guild of Entrepreneurs, a member of British American Business, and of the Association for Corporate Growth (ACG). Mr. Fergusson is a graduate of Kings College School and the University of Guelph where he earned a Bachelor of Arts in Political Studies.

Juan Hernández Zayas has served as a member of our board since 2007. Since 2001, Mr. Hernández Zayas serves as chief executive officer of the Cosimet-Velasco Group, playing a major role in the company's diversification strategy and in the consolidation of a large industrial holding, with companies involved in several sectors, including steel, real estate, construction and services. Mr. Hernández Zayas also serves as a member of the board of Grupo TDG CLAMPING SOLUTIONS SL, a manufacturing company in the machinery and tool industry, since 2018. Prior to joining Cosimet-Velasco Group, Mr. Hernández Zayas served as director of affiliates for the Eguizabal-Paternina Group, one of Spain's leading wine producers, from 1995 until its IPO in 1998. From 1989 to 1995, Mr. Hernández Zayas joined the audit and corporate division of PricewaterhouseCoopers (PwC), specializing in corporate finance, mergers and takeovers, working with large corporates and multinationals as well as important family groups. Mr. Hernández Zayas currently serves as a member of the board of directors of Welzia Management SA, Igurco SL., SaltX Technology Holding AB. Mr. Hernández Zayas is a member of the ROAC, the official Spanish College of Chartered Accountants. Mr. Hernández Zayas holds a B.A. in Economics and Business Administration from UPV, Universidad del Pais Vasco, in Bilbao, Spain, and an M.B.A. in Foreign Trade from the LSFT, London School of Foreign Trade, in London, U.K.

Dourgam Kummer has served as a member of our board of directors since 2005. From 1992 to 2001, Mr. Kummer worked for André & Cie SA, a structured finance, trade finance, and project finance/M&A specialist, where he served in several management positions in the former USSR and Austria representation offices between 1993 and 1997, before becoming their deputy director at the headquarter in Switzerland. From 2001 to 2004, Mr. Kummer served as a member of the board of directors and managing director for Bisange SA, a private family office active in equity financing. Mr. Kummer joined our board of directors in 2005. Mr. Kummer served as our chief financial officer from 2005 until 2011, and our chief operations officer from 2011 to 2015. From 2016 to 2018, Mr. Kummer served as a senior partner at FRACTAL-SWISS AG and a member of their board of directors. Since January 2019, Dourgam Kummer serves as our Head of M&A and has therefore become an executive member of our board of directors. He graduated in company management and finance at "l'école de Cadre" in Lausanne, Switzerland, and obtained a certificate in structured finance and strategic finance from the IMD Business School in Lausanne, Switzerland.

Senior Management

Pedro Fuentes serves as our Chief Security Officer. Mr. Fuentes is responsible for the PKI platforms and compliance, ensuring the worldwide accreditation of WISeKey's certification services, our product strategy, leading projects and customer support worldwide. He is a senior specialist in information security and PKI in particular with more than 20 years of active work in these areas as a certified professional (CISM, ISO27000, MSCP and others). Mr. Fuentes joined WISeKey in 2009 to reinforce the eSecurity Business Unit. Prior to joining WISeKey, he worked at Siemens as responsible for the cybersecurity product line for southern Europe, managing key projects for national identity and leveraging eGovernance services through the integration of eSecurity techniques in business processes. Mr. Fuentes obtained a high degree in Computer Science from the Polytechnic University of Valencia, Spain.

Carlos Moreno is our Vice President of Strategic Partnerships. Mr. Moreno has more than 30 years of experience in Sales Engineering, Sales Management and Business Development. He has worked extensively on strategic projects for both national and multinational companies in the public, financial and industrial sectors throughout his career at Banque Worms, Infogestion, Sopra Steria Informatique, Deutsche Bank, Uniface, Compuware and BMC Software. He has held management and executive roles in the areas of people management, sales coaching, market analysis, establishment and implementation of account plans. He joined WISeKey in 2006 as sales director for Switzerland and held several operational positions before being appointed Vice President of Strategic Partnerships to oversee commercial relationships with strategic customers and helm market analysis and go-to-market strategies. He qualified in Business and administration with the Commercial School Nicolas Bouvier in Geneva, Switzerland, and obtained a qualification as Programmer Analyst with the IEPIGE Institute in Geneva, Switzerland.

Jean-Yves Le Saux serves as our Vice President of Sales and Business Development. Prior to joining WISeKey, he served as Vice President of Sales and Business Development for EMEA at INSIDE Secure from 2013 to 2016. Mr. Le Saux joined INSIDE Secure in 2010 from Atmel Corporation where he was the Sales Director for Southern Europe and the Sales Director for Secure Products. Prior to joining Atmel Corporation in 1995, he spent nine years as Sales Director Southern Europe at ES2. Mr. Le Saux holds an MBA from the ESSEC Business School in Paris, France.

Nathalie Verjus serves as our Company Secretary and Financial Planning & Reporting Manager. A qualified chartered accountant, Ms. Verjus has a solid background in compliance and finance, combined with project management and operational experience. Prior to joining WISeKey, Ms. Verjus worked for Tyco International, where she served as EMEA Controllership Senior Manager, then Finance Transformation Senior Project Manager, before becoming Operational Excellence Lead and Head of a Business Unit. Prior to joining Tyco International, Ms. Verjus spent four years with PricewaterhouseCoopers UK in Audit and Risk Assurance. Prior to joining PricewaterhouseCoopers, Ms. Verjus served as Project Manager and Export Administration Manager for NACCO Industries. In addition to her chartered accountant qualification (ACA) with the Institute of Chartered Accountants in England and Wales (ICAEW), UK, Ms Verjus holds an MA in International Business Administration for Bournemouth University, UK, and a Master in International Business from the EDC Paris Business School in Paris, France.

Bernard Vian serves as General Manager of WISeKey Semiconductors. Prior to our acquisition of WISeKey Semiconductors SAS, Mr. Vian served as the Executive Vice President of the Secure Transaction Business Division, Vice President of Business Development and Executive Vice President for Secure Payments at INSIDE Secure SA. He came to INSIDE Secure from Gemplus (now renamed GEMALTO) where he served in several positions in Sales Support and Marketing, in Europe and lately in California where he opened the Gemplus North America headquarter and served as Technical Support Director for 5 years. Mr. Vian joined INSIDE Secure's team in 2002 as Business Development Vice President. He is a graduate of the University of Aix-Marseille, France, with an engineering degree in Electronic Systems.

Alexander Zinser serves as Chief Legal Officer. Prior to joining WISeKey, Mr. Zinser served ad-interim at the General Counsel Office for Ernst & Young Switzerland. Prior to joining Ernst & Young Switzerland, Mr. Zinser served as Managing Counsel for SFR Tobacco International GmbH (formerly Reynolds American Group) in Switzerland. Prior to working for SFR Tobacco International GmbH, Mr. Zinser served as Assistant General Counsel Europe at the EMEA headquarter of Guardian Industries Europe S.à.r.l. in Luxembourg. Prior to working for Guardian Industries Europe S.à.r.l., Mr. Zinser served as senior attorney for Agilent Technologies International S.à.r.l., initially in Germany before transferring to the European headquarter in Switzerland. Prior to working for Agilent Technologies International S.à.r.l., Mr. Zinser served as Attorney-at-law for Graf von Westphalen Fritze & Modest in Germany. Mr. Zinser is a qualified Doctor of Laws from the University of Kiel, Germany. He also holds a post-graduate degree in Comparative Law from the University of Strasbourg, France, a diploma in English Law from the University of Birmingham, U.K., a Master of Laws from the University of Huddersfield, U.K., and an Executive MBA from the University of Saint Gallen, Switzerland.

Family Relationship

There are no family relationships among any of our executive and non-executive officers or directors.

Potential arrangements

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management. However, Carlos Moreira has a significant shareholding in our company as disclosed in "Item 7A. Major Shareholders".

B.	Compensation

Compensation of Directors and Executive Officers

We are subject to the Ordinance against Excessive Compensation with respect to Listed Companies issued by the Swiss Federal Council (the "Compensation Ordinance") and the Directive on Information Relating to the Corporate Governance issued by the SIX (the "Corporate Governance Directive"). The Compensation Ordinance requires a "say on pay" approval mechanism for the compensation of the board of directors and the executive management pursuant to which the shareholders must vote on the compensation of the board of directors and the executive management on an annual basis. Accordingly, our Articles provide that the general meeting of shareholders must, each year, vote separately on the proposals by the board of directors regarding the maximum aggregate amounts of:

•	the total compensation of the board of directors for the next term of office; and

•	the total compensation of the executive management for the period of the next fiscal year.

If the general meeting of shareholders does not approve a proposal of the board of directors, the board of directors determines the maximum aggregate amount or maximum partial amounts taking into account all relevant factors and submits such amounts for approval to the same general meeting of shareholders, to an extraordinary general meeting of shareholders or to the next ordinary general meeting of shareholders for retrospective approval. If the maximum aggregate amount of compensation already approved by the general meeting of shareholders is not sufficient to also cover the compensation of persons newly appointed to or promoted within the executive management, such persons may be paid for each of the following purposes an aggregate of up to 40% in excess of the total annual compensation of the respective predecessor or for a similar pre-existing position: (i) as compensation for the relevant compensation period; and, in addition, (ii) as compensation for any prejudice incurred in connection with the change of employment.

For the year ended December 31, 2019, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities was CHF 7,865,000 (USD 7,915,863 at annual average rate). For the year ended December 31, 2019, the compensation of Carlos Moreira, as the company's highest paid executive, was CHF 3,588,000 (USD 3,611,204 at annual average rate).

The tables below show the amount of compensation paid and benefits in kind granted to our executive and non-executive directors for the year ended December 31, 2019 as disclosed in our 2019 annual report. We note that Mr. Thomas Hürlimann was a member of our board of directors as at December 31, 2018 but he resigned at the general meeting of shareholders held on May 21, 2019 and was therefore not re-elected for the board term starting May 22, 2019. We also note that Ms. Maryla Shingler Bobbio was a member of our board of directors as at December 31, 2018, but she resigned on November 21, 2019.

Compensation of the Board of Directors of WISeKey International Holdings AG

for the 12 months ending December 31, 2019

				Other Stock
		Board	Additional	Based	Total
CHF'000 [1]	Function	Fee[2]	Fees[3]	Compensation[4]	Compensation
Philippe Doubre	Board Member, NCC[5] Member	113	-	-	113
David Fergusson	Board Member, NCC Chairman, Audit Committee Member	160	-	-	160
Juan Hernandez Zayas	Board Member, Audit Committee Chairman, Strategy Committee Member	164	-	-	164
Thomas Hürlimann	Former Board Member	63	-	-	63
Dourgam Kummer[6]	Board Member	52	308	274	634
Maryla Shingler Bobbio	Former Board Member, NCC Member, Audit Committee Member	122	-	-	122
Total Board Members		674	308	274	1,256

1	Board members are remunerated in Swiss Francs (CHF).

2	Board fees can be paid in a mix of cash and options.

Compensation in options on WIHN Class B Shares is disclosed in the period it was granted, regardless of whether it relates to Board fees from prior financial periods. The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, using the market price of WIHN shares at the relevant date. In 2019, Board members received the options relating to the following Board Term: 2017/2018, 2018/2019, and 2019/2020 up until December 31, 2019.

The amount of Board fees includes employer social charges paid by the Company.

3	Additional fees relate to services other than Board duties rendered to the Company.

4	Other stock based compensation refers to stock based compensation for services other than Board services.

The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, using the market price of WIHN shares at the relevant date.

5	Nomination & Compensation Committee

6	The Board Fee for Mr. Kummer is made up of the compensation for his Board services up until December 31, 2018, prior to his employment by WISeKey. The amounts disclosed under Additional Fees and other Stock Based Compensation relate to his compensation as employee of WISeKey from January 2019.

Peter Ward	Board Member, Chief Financial Officer	520	923	-	1,390	188	3,021
Total Executive Management		1,170	2,061	-	2,956	423	6,609

1	The executive management members are remunerated in Swiss Francs (CHF).
2	Base salary includes employee social security costs.

3	Additional Fees include fees paid for special services rendered to the Company.

4	The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted are valued using the Black-Scholes method, using the market price of WIHN shares at the relevant date.

5	Other compensation includes pension contributions and employer social charges paid by the Company.

Disclosure of the amount set aside by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers is not required in Switzerland and is not otherwise disclosed by the Company.

Disclosure of compensation to our senior management is not required in Switzerland and is not otherwise publicly disclosed by the Company.

Annual Incentive Plan

Compensation for our executive directors and senior management includes a bonus. Our annual incentive plan is designed to encourage management to achieve pre-established performance goals, both short-term and long-term.

The annual incentive plan for our executive directors is approved by our nomination and compensation committee which then submits it for approval by our board of directors. It is included in the total compensation that the shareholders must vote on, on an annual basis, as described above.

Share-based Compensation

We maintain an Employee Stock Option Plan ("ESOP") which was transferred from WISeKey SA for the benefit of our directors, employees and consultants. Options issued under the ESOP to our directors for compensation entitle the participant to WISeKey Class B shares at the ratio of 1:1, at an exercise price equal to the nominal value of WISeKey Class B shares of CHF 0.05, with immediate vesting and expiring on the seventh anniversary of the grant date. Each grant is subject to the approval of the board of directors who may, in line with the terms and conditions of the ESOP, amend the terms of the grant.

C.	Board Practices

Our articles of association provide that our board of directors consists of a minimum of three and a maximum of 12 directors. Our board of directors currently consists of six members. Each director is elected for a one-year term. The current members of our board of directors were elected at an annual shareholders' meeting held on May 21, 2019 to serve until our next annual general shareholders meeting and until their successors are elected at such next annual general meeting. Please also refer to Item 6.A. Directors and Senior Management above for further details regarding the periods of service of each of our current directors and senior managers.

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his or her engagement with our company.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under NASDAQ’s rules for domestic U.S. issuers, provided that we disclose which requirements we are not following and describe the equivalent home country requirement.

Board Independence

Currently, 3 of our 6 directors, Juan Hernández Zayas, David Fergusson and Philippe Doubre, are considered "independent" under the NASDAQ rules, therefore we do not comply with NASDAQ Listing Rule 5605 (b)(1) which requires an issuer to maintain a majority of independent directors. Under the Swiss Code of Best Practice for Corporate Governance (the "Swiss Code"), which is a non-binding set of corporate governance recommendations issued by economiessuisse and addressed to Swiss public companies, the majority of the board of directors is recommended to be independent. Members of the board of directors are considered independent under the Swiss Code if they are non-executive members of the Board of Directors who have never been a member of the company's executive management, or who were not members of the company's executive management during the preceding three years, and who have no or only comparatively minor business relations with the company. The Swiss Code is not binding and follows a "comply or explain" principle. In addition, we are not subject to NASDAQ Listing Rule 5605 (b)(2) that requires that independent directors must have regularly scheduled meetings at which only independent directors are present.

Board Committees

Our board of directors has established an audit committee, a nomination and compensation committee, and a strategy committee.

Audit Committee

The audit committee consists of Juan Hernández Zayas (Chairman) and David Fergusson. The Audit Committee currently consists of only two members. Swiss statutory law does not require a specific number of Audit Committee members and therefore our practice varies from NASDAQ Listing Rule 5605(c)(2) which requires an Audit Committee of at least three members. The audit committee consists exclusively of members of our board of directors who are financially literate. Our board of directors has determined that all members of the audit committee satisfy the "independence" requirements set forth in Rule 10A-3 under the Exchange Act and under the rules of NASDAQ. The members of the audit committee are appointed by our board of directors. The Audit Committee has a charter that complies with Swiss law, but does not fully comply with the requirements of NASDAQ Listing Rule 5605(c)(1).

The audit committee is responsible for, among other things:

•	overseeing our accounting and financial reporting processes and the audits of our financial statements;

•	the compensation, retention and oversight of the work of our independent registered public accounting firm and statutory auditors who are appointed by the shareholders pursuant to Swiss corporate law;

•	our accounting policies, financial reporting and disclosure controls and procedures;

•	the quality, adequacy and scope of external audit;

•	our accounting compliance with financial reporting requirements; and

•	the management's approach to internal controls with respect to the production and integrity of the financial statements and disclosure of our financial performance.

Nomination and Compensation Committee

Our nomination and compensation committee consists of David Fergusson (Chairman) and Philippe Doubre. Our board of directors has determined that each of the members of the nomination and compensation committee is independent under NASDAQ’s listing standards. We follow our home country standards with respect to the responsibilities of our Nomination and Compensation Committee. Our board of directors has adopted a charter for the Nomination and Compensation Committee that complies with Swiss law but, which does not, however, fully comply with the requirements of NASDAQ Listing Rules 5605(d)(1) and (d)(3). Thus, the Nomination and Compensation Committee practice varies from the requirements of NASDAQ Listing Rules 5605(d)(1) and (d)(3).

The primary purpose of our nomination and compensation committee is to discharge our board of directors' responsibilities to oversee our compensation policies, plans and programs, and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. We are subject to the Swiss Ordinance against Excessive Compensation in Listed Companies (the "Compensation Ordinance") issued by the Swiss Federal Council, known as the "say-on-pay" rule. As a result of the say-on-pay rule, the members of the nomination and compensation committee must be elected by our shareholders at the annual general meeting for a one-year term and the aggregate compensation of our board of directors and executive officers must also be approved by our shareholders. Pursuant to the Swiss Code, all members of a nomination committee must be independent.

The nomination and compensation committee is responsible, among other things to:

•	review and recommend to our board of directors the compensation of our directors based on the aggregate compensation approved by our shareholders;

•	review and approve, or recommend that our board of directors approve, the terms of compensatory arrangements with our executive officers;

•	review and approve, or recommend that our board of directors approve, incentive compensation and equity plans, and any other compensatory arrangements for our executive officers and other senior management, as appropriate;

•	identify, evaluate and select, or recommend that our board of directors approve, nominees for election to our board of directors and new members of the executive management and their terms of employment; and

•	consider and make recommendations to our board of directors regarding the composition of the committees of the board of directors.

Strategy Committee

Our strategy committee currently consists of three members of the board of directors: Carlos Moreira (Chairman), Juan Hernández Zayas and Peter Ward. The strategy committee advises the board of directors on all strategic matters, including acquisitions, divestments, joint ventures, restructurings and similar matters. The strategy committee continuously reviews our strategic direction and assesses the impact of changes in the environment on us. The members of the Strategy Committee are appointed by our board of directors.

Quorum requirements

In accordance with Swiss law and generally accepted business practices, our Articles of Association do not provide for quorum requirements generally applicable to general meeting of shareholders. Our practice varies from NASDAQ Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

Solicitation of proxies

Our Articles of Association provide for an independent proxy holder elected by the shareholders at a general meeting of shareholders and prohibit, in accordance with Swiss law, the institutional representation of shareholders by our corporate representatives at a general meeting of shareholders. We must further submit to shareholders an invitation to the general meeting twenty calendar days prior to the general meeting date, indicate in such invitation the items on the agenda of the general meeting and provide together therewith other relevant documents for the general meeting, such as our annual report, the meeting admission card and the proxy card. However, Swiss law does not have a regulatory regime for the solicitation of proxies and thus, our practice varies from NASDAQ Listing Rule 5620(b) that sets forth certain requirements regarding the solicitation of proxies.

Shareholder approval

Under Swiss law, we are not generally required to obtain shareholder approval for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control and certain private placements. While Swiss law does broadly require us to obtain shareholder approval for any issuance of new shares, irrespective of the relevant event, Swiss law permits us to rely in certain circumstances on a share issuance pre-authorization of shareholders granted to our board of directors prior to the occurrence of events of the aforementioned nature. Further, we have, in accordance with Swiss law, opted out from the statutory requirement that an acquirer of voting rights attached to our shares exceeding 33 1/3% - the relevant "change of control" threshold under Swiss law for public companies – submit a mandatory public takeover offer to our shareholders. To some extent, our practice therefore varies from the requirements of NASDAQ Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

Third party compensation

Swiss law does not require that we disclose information regarding third party compensation of our directors or director nominees, except where, in each case with respect to serving directors, such compensation directly or indirectly affects (potential) assets of the Company or one of its subsidiaries, or where because of the third party compensation a risk of conflicts of interest or dependency of the director on such third party exists. As a result, our practice varies from the third party compensation requirements of NASDAQ Listing Rule 5250(b)(3).

Related party transactions

Our board of directors, or a committee of our board of directors composed of directors not subject to the potential conflict, is required to conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis.

Voting Rights

We do not have the authority to disparately reduce or restrict the voting rights of existing stockholders of our listed common stock (Class B), including by issuing (a) stock with voting rights that are superior to those of outstanding listed common stock or (b) stock with voting rights that are inferior to those of outstanding listed common stock through an exchange offer, except where the general meeting of shareholders resolves, with a majority of two-thirds of voting rights associated with the shares, and the absolute majority of the par value of the shares, in each case as represented at the general meeting of shareholders, on the issuance of privileged voting rights stock, including as part of a separate class of stock.

Code of Conduct

We have followed Swiss law which does not require a company to have a Code of Conduct applicable to all directors, officers and employees. As a result, our practice varies from NASDAQ Listing Rule 5610 which requires a publicly available Code of Conduct. We do, however, expect ethical behavior from all of our directors, officers and employees.

D.	Employees

As at December 31, 2019, date of our last audited financial statements, we had 84 employees, of which 19 were located in Switzerland and 58 were located in France. The following table shows the breakdown of our workforce of employees and contractors by category of activity as at the dates indicated:

Headcount breakdown	As at December 31,
Area of Activity	2019	2018	2017
Cost of sales	4	13	14
Research and development	29	42	49
Selling and marketing	23	45	36
General and administrative	28	54	47
Total	84	154	146

With respect to French employees, French labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. French labor laws also impose the creation of a worker's council for a companies employing more than 50 people. Two employees of WISeKey Semiconductors SAS represent labor unions at the workers' council.

As at December 31, 2019, we also have 18 independent contractors in Vietnam. We maintain close cooperation with each of these independent contractors.

We have never experienced any labor-related work stoppages or strikes and believe our relationships with our employees and independent contractors are agreeable.

E.	Share Ownership

See Item 7.A. Major Shareholders for a list of beneficial ownership of our shares as at December 31, 2019.

The table below shows the beneficial share ownership of the persons listed in above subsection 6.B, including any shareholding by their related parties.

	As at December 31, 2019
Name	Number of Class A Shares held	Percentage of Class A Shares	Number of Class B Shares held	Percentage of Class B Shares**	Number of options held***
Non-Executive Directors
Philippe Doubre	701,695	1.8	*	*	36,313
David Fergusson	-	-	*	*	29,266
Juan Hernández Zayas	-	-	*	*	18,468

Executive Directors
Carlos Moreira	38,508,733	96.2	*	*	759,184****
Dourgam Kummer	626,085	1.6	*	*	112,000
Peter Ward	*	*	*	*	573,400

Senior Management
Pedro Fuentes	-	-	-	-	123,495
Carlos Moreno	-	-	-	-	-

As at December 31, 2019
Name	Number of Class A Shares held	Percentage of Class A Shares	Number of Class B Shares held	Percentage of Class B Shares**	Number of options held***
Jean-Yves Le Saux	-	-	-	-	-
Nathalie Verjus	-	-	-	-	84,000
Bernard Vian	-	-	-	-	-
Alexander Zinser	-	-	-	-	40,000

*       Shareholding less than one percent of the class of shares and that has not been disclosed to shareholders or otherwise made public.

**      Based on the total number of fully paid-in outstanding shares, in line with our share capital registered with the commercial register of the Canton of Zug as at December 31, 2019.

***   Each option giving right to one Class B Share upon exercise.

****  Includes 66,000 options held by immediate family members.

The terms of the options held by directors and senior management are described in the following table:

Name	Number of options held***	Exercise price of option	Expiration date of options
Non-Executive Directors
Philippe Doubre	17,317	CHF 0.05	February 11, 2026
Philippe Doubre	18,996	CHF 0.05	December 23, 2026
David Fergusson	11,052	CHF 0.05	February 11, 2026
David Fergusson	18,214	CHF 0.05	December 23, 2026
Juan Hernández Zayas	240	CHF 0.05	February 11, 2026
Juan Hernández Zayas	18,228	CHF 0.05	December 23, 2026

Executive Directors
Carlos Moreira	759,184****	CHF 0.05	September 26, 2026
Dourgam Kummer	112,000	CHF 0.05	September 26, 2026
Peter Ward	573,400	CHF 0.05	September 26, 2026

Senior Management
Pedro Fuentes	123,495	CHF 0.05	September 26, 2026
Nathalie Verjus	84,000	CHF 0.05	September 26, 2026
Alexander Zinser	40,000	CHF 0.05	September 26, 2026

***         Each option giving right to one Class B Share upon exercise.

****       Includes 66,000 options held by immediate family members.

Each Class A Share and each Class B Share give their respective owner one voting right.

Summary of Stock Plans

Employee Share Option Plan

We have the WISeKey Employee Share Option Plan in place, last amended on September 29, 2016 (the "WISeKey Share Ownership Plan"). The WISeKey Share Ownership Plan was originally adopted by WISeKey SA on January 1, 2012 as a continuation of the existing Stock Option Plans approved on December 31, 2007 and December 31, 2011, respectively, and, upon the listing of the Class B Shares on the SIX, amended to reflect the fact that WISeKey International Holding Ltd is the ultimate parent of the Group.

Administration

Our board of directors administers the WISeKey Share Ownership Plan and has full power to construe and interpret the WISeKey Share Ownership Plan, establish and amend rules and regulations for the administration thereof, and perform all other actions relating thereto. Under the WISeKey Share Ownership Plan, the members of the board of directors and executive management as well as other employees, advisors, consultants and other persons providing services to us (the "Participants") may be granted options that entitle the respective Participant to receive a certain number of Class B Shares.

Subject in particular to the limitations which may be determined from time to time by the board of directors, options granted to Participants shall vest gradually on a straight line basis over a period of three years from the grant date, provided, however, that the Participant may not exercise any options during the first year of employment or contractual relationship. Our board of directors may set shorter vesting periods for any Participant. The exercise period shall be seven years. Subject to certain exceptions, upon termination of the employment or contractual relationship between us or any of its subsidiaries or by the Participant, all options that are not vested held by the Participant shall be immediately forfeited without value, while vested options may be exercised by the Participant pursuant to the WISeKey Share Ownership Plan during a period of thirty days after the end of the employment or contractual relationship. The board of directors may grant options to employees, members of management and consultants, whose terms and conditions deviate from the WISeKey Share Ownership Plan.

Authorized Shares

As at December 31, 2019, the maximum number of our Class B Shares that may be issued out of our conditional capital under our WISeKey Share Ownership Plan is 11,840,090 Class B Shares based on the share capital of the Company registered with the commercial register of the Canton of Zug as at December 31, 2019.

Under the current plan, as at December 31, 2019, we had a total number of 2,727,594 options outstanding, vested and nonvested, each of which entitles the respective Participant to receive an equal number of Class B Shares. Of these options, 510,000 have been granted to our advisors and 2,217,594 to our employees, contractors or Board members. As of December 31, 2019, 1,228,838 options had been exercised out of our conditional capital under our WISeKey Share Ownership Plan but not yet registered with the commercial register of the Canton of Zug as at December 31, 2019.

Plan Amendment or Termination

Our board of directors has the authority to amend, suspend, or terminate our WISeKey Share Ownership Plan, provided that such action does not materially impair the existing rights of any Participant without such Participant's written consent.

For further information on the compensation of our directors and executive officers, see "Item 6B. Compensation" and for further information on our shareholders and related party transactions policy, see "Item 7. Major Shareholders and Related Party Transactions."

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our Class A and Class B Shares as at December 31, 2019 for each beneficial owner of 3% or more of our Class A and Class B Shares in line with the Swiss Financial Market Infrastructure Act ("FMIA") and the rules and regulations promulgated thereunder.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of December 31, 2019. Percentage ownership calculations are based on 40,021,988 fully-paid and outstanding Class A Shares and 28,824,086 fully-paid and outstanding Class B Shares, as reflected in our share capital registered with the commercial register of the Canton of Zug as at December 31, 2019.

Name of beneficial owner	Total Class A Shares	Total Class B Shares	Total % of Outstanding Class A Shares*	Total % of Outstanding Class B Shares*	% Voting Power**
Carlos Moreira	38,508,733	1,019,179***	96.2	3.5	58.4

*        Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares, as reflected in our share capital registered with the commercial register of the Canton of Zug as at December 31, 2019.

**       Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares, as reflected in our share capital registered with the commercial register of the Canton of Zug as at December 31, 2019, less 1,202,191 Class B shares held as treasury shares as at December 31, 2019.

***       This total includes 693,184 options held directly by Carlos Moreira and 66,000 options held by Mr. Moreira’s immediate family members. These options are immediately exercisable, subject to the holder not being in a restricted period. Each option gives the holder the right to acquire one Class B share.

Regarding significant changes in the percentage ownership held by any major shareholders during the past three years, on incorporation in November 2015, our Chairman and CEO, Carlos Moreira contributed the full capital amount and was therefore the sole owner of the 10,000,000 Class A shares created in our company. On March 02, 2016, Mr. Moreira contributed his shares in WiseTrust SA to us in consideration for our issuance to him of 30,021,988 Class A Shares, which brought his total shareholding in our company to 40,021,988 Class A Shares (see below Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions). As a result, prior to the reverse acquisition on March 22, 2016 whereby WISeKey International Holding AG acquired the operations of WISeKey SA, Carlos Moreira held 100% of the share capital and voting rights of the 'empty shell' company WISeKey International Holding Ltd consisting of 40,021,988 Class A Shares. With the reverse acquisition, Carlos Moreira converted his shareholding in WISeKey SA into WISeKey International Holding Ltd Class B Shares at the same terms and conditions of exchange offered to all WISeKey SA shareholders, which increased his shareholding in our company by 160,700 Class B Shares representing 1.2% of outstanding Class B Shares and bringing his voting rights to 74.3% as at March 22, 2016. Then upon the listing of our company on March 31, 2016, Carlos Moreira entered into a lock-up agreement with several shareholders of Class B Shares whereby Mr. Moreira exchanged 11,421,320 of his Class A Shares for 2,284,264 Class B Shares corresponding to a ratio of 5:1. This brought Mr. Moreira's holding respectively to 71.5% of outstanding Class A Shares and 16.6% of outstanding Class B Shares, and his voting right to 56.8%, after the listing, as at March 31, 2016. Simultaneously, each of the holders of Class A Shares entered into an agreement with the Company, according to which such shareholder had given an undertaking not to sell or otherwise dispose of the Class A Shares. During the year 2017, Mr. Moreira carried out another exchange of 1,956,602 Class B Shares for 9,783,015 Class A Shares, bringing his ownership to 95.9% of outstanding Class A Shares and 2.0% of outstanding Class B Shares, and his voting right to 60.2% as at December 31, 2017. In 2018, a combination of exchange of Class B Shares for Class A Shares and sale of Class B shares to the company as debt repayment changed Mr. Moreira's shareholding to 38,508,733 Class A Shares and 259,995 Class B Shares, respectively 96.2% of outstanding Class A Shares and 0.9% of outstanding Class B Shares. In 2019, a grant of 693,184 options under the company’s ESOP brought Mr. Moreira's shareholding to the position disclosed in the above table as at December 31, 2019.

Our major shareholder does not have different voting rights than other shareholders of the same class of shares.

As at December 31, 2019, based on the list of registered shareholders, there were 5 record holders of our Class B shares showing as residing in the U.S., holding 1,572,663 of our Class B Shares, representing approximately 5.5% of our outstanding Class B Shares. This includes 1,002,075 Class B Shares held under the name of The Bank of New York Mellon, the U.S. depositary bank for our ADSs, for which we have no information on the country of residency of the beneficial owners of such ADSs.

We are not aware of any arrangement that may, at a subsequent date, result in a change of our control.

B.	Related Party Transactions

Our Formation

WISeKey International Holdings Ltd. was constituted as our parent company through a series of transactions commencing in March 2016.

Contribution of Shares of WiseTrust SA

On incorporation in November 2015, our Chairman and CEO, Carlos Moreira contributed the full capital amount and was therefore the sole owner of the 10,000,000 Class A Shares created in our Company.

As of March 01, 2016, Carlos Moreira held 100% of the equity interests in WISeTrust SA, a company that held the following assets:

•	a 19.4% interest in WISeKey SA, our predecessor;

•	the U.S. distribution rights to technology offered by WISeKey SA; and

•	a 50% equity interest in WISeKey USA, Inc., an operating company incorporated in Delaware, with a focus on business opportunities in the United States, with the other 50% interest being held by WISeKey SA.

On March 02, 2016, Mr. Moreira contributed his shares in WiseTrust SA to us in consideration for our issuance to him of 30,021,988 Class A Shares, which brought his total shareholding in our company to 40,021,988 Class A Shares. The valuation of WiseTrust SA was based on its net assets as at December 31, 2015.

In March 2016, WISeKey International Holding Ltd acquired the entire equity interest of WISe Trust SA against the issuance of 40,021,988 new shares, which, under the Articles, are now Class A Shares. As a result, the Company acquired:

•	the U.S. distribution rights pertaining to the technology offered by WISeKey;

•	WISeTrust SA's 50% equity interest in WISeKey USA, Inc., an operating company incorporated in Delaware, with a focus on business opportunities in the United States; the other 50% interest in WISeKey USA, Inc., is held by WISeKey SA;

•	WISeTrust SA's entire equity interest in WISeKey SA, which at the time of the contribution represented approximately 19.4% of WISeKey SA's issued share capital.

WISeTrust SA was originally the founders company incorporated before WISeKey SA and majority shareholders of WISeKey SA. When the founders incorporated WISeKey, they transferred the international distribution rights pertaining to the technology to WISeKey SA with the exclusion of the US territory. Now WISeKey International Holding Ltd owns 100% of all distributions rights.

Structure of the company pre-contribution of the WiseTrust SA shares:

Structure of the company post-contribution of the WiseTrust SA shares:

Contribution of Shares of WISeKey SA

In March 2016, immediately following the contribution of shares of WiseTrust SA by Carlos Moreira described above, the holders of 90.9% of the remaining outstanding shares of WISeKey SA, with a nominal value of CHF 0.01 per share, contributed their shares to us in exchange for 13,234,027 of our Class B Shares with a nominal value of CHF 0.05 per share. This represented an exchange ratio of one of our Class B Shares for each five shares of WISeKey SA contributed, corresponding to the ratio of the nominal value of one WISeKey SA share to the nominal value of one of our Class B Shares.

The structure of our company after the March 2016 share exchange described above was as follows:

In September 2017, following bilateral negotiations, the holders of 4.51% of the shares of WISeKey SA that had not previously exchanged their shares contributed their shares to us in exchange for 841,069 of our Class B Shares. This represented an exchange ratio of one of our Class B Shares for each five shares of WISeKey SA. This ratio was determined based on a fairness opinion established by an independent financial advisor by applying the "Praktikermethode". According to this methodology, (i) the valuation of our assets and (ii) the revenues of each of our subsidiaries were valued relative to our total market capitalization as at September 20, 2017, and our total revenues for the six months ended June 30, 2017, respectively. The asset and revenues value have been weighted appropriately, and based on this relative value, the total equity value of WISeKey SA has been determined. The total equity value of WISeKey SA amounted to 22.4% of our market capitalization, which supported the exchange ratio of 1:5. Nearly all of these shareholders committed not to transfer, sell, or otherwise dispose of the Class B Shares obtained as a result of the share exchange until June 30, 2018.

In the year to December 31, 2019, the holders of 0.23% of the shares of WISeKey SA that had not previously exchanged their shares contributed their shares to us in exchange for 60,394 of our Class B Shares. The exchange ratio of our Class B Shares for WISeKey SA shares was calculated based on the company’s capitalization at the time of the transaction.

The structure of our company after the 2019 share exchange described above was as follows:

We do not currently hold the remaining 4.42% of the outstanding equity interest in WISeKey SA which is held by approximately 30 shareholders. We may elect to acquire these shares in the future through further bilateral negotiations or through a squeeze-out merger pursuant to the Swiss Merger Act. The exchange ratio in connection with either such transaction would be determined at the time.

The table below includes a brief description of our group subsidiaries:

Group Company Name	Country of	Year of	Share Capital		% ownership as of December	% ownership as of December	Nature of business
	incorporation	incorporation			31, 2019	31, 2018

WISeKey SA	Switzerland	1999	CHF	933,436	95.58%	95.35%	Main operating company. Sales and R&D services
WISeKey Semiconductors SAS	France	2010	EUR	1,298,162	100.0%	100.0%	Chip manufacturing, sales & distribution
WiseTrust SA	Switzerland	1999	CHF	680,000	100.0%	100.0%	Non-operating investment company
WISeKey (Suisse) SA**	Switzerland	2002	CHF	100,000	100.0%	100.0%	Dormant
WISeKey ELA SL	Spain	2006	EUR	4,000,000	100.0%	100.0%	Sales & support
WISeKey SAARC Ltd	U. K.	2016	GBP	100,000	51.0%	51.0%	Non trading
WISeKey USA Inc*	U.S.A	2006	USD	6,500	100% *	100% *	Sales & support
WISeKey India Private Ltd***	India	2016	INR	1,000,000	45.9%	45.9%	Sales & support
WISeKey KK	Japan	2017	JPY	1,000,000	100.0%	100.0%	Sales & distribution
WISeKey Taiwan	Taiwan	2017	TWD	100,000	100.0%	100.0%	Sales & distribution
WISeCoin AG	Switzerland	2018	CHF	100,000	90.0%	90.0%	Sales & distribution
WISeKey Equities AG	Switzerland	2018	CHF	100,000	100.0%	100.0%	Financing, Sales & distribution
WISeCoin France R&D Lab SAS	France	2019	EUR	10,000	90.0%	not incorporated	Research & development
WISeKey Semiconductors GmbH	Germany	2019	EUR	25,000	100.0%	not incorporated	Sales & distribution
WISeKey Arabia - Information Technology Ltd	Saudi Arabia	2019	SAR	200,000.00	51.0%	not incorporated	Sales & distribution

* 50% ow ned by WISeKey SA and 50% owned by WiseTrust SA

** dormant or in the process of being liquidated

*** 88% owned by WISeKey SAARC which is controlled by WISeKey International Holding AG

Sale of Class A Shares

In September 2017 and February 2018, the board of directors released previous holders of Class A Shares from the contractual transfer restrictions existing pursuant to shareholders agreement to enable such holders to enter into private transactions with Carlos Moreira to exchange their Class A Shares for Class B Shares held by Carlos Moreira. The table below shows the composition of the holders of Class A Shares on the basis of the execution of these private share exchange transactions.

Name of Shareholder	Number of Class A Shares Held	% of Share Capital Registered in the Commercial Register*	% Voting Rights**
Philippe Doubre	701,695	0.38%	1.1%
Dourgam Kummer	626,085	0.34%	0.9%
Carlos Moreira	38,508,733	20.91%	57.0%
Peter Ward	185,475	0.10%	0.3%
Total as a Group	40,021,988	21.73%	59.2%

*        Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares, as reflected in our share capital registered with the commercial register of the Canton of Zug as at December 31, 2019.

**       Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares, as reflected in our share capital registered with the commercial register of the Canton of Zug as at December 31, 2019, less 1,202,191 Class B shares held as treasury shares as at December 31, 2019.

Each of the above holders of Class A Shares is bound by an agreement with us, according to which such shareholder has made the undertaking not to sell or otherwise dispose of Class A Shares. However, each of the above shareholders has the right to request that at an item be included on the agenda of our annual general meeting of shareholders, according to which Class A Shares will be, at the discretion of each holder of Class A Shares, converted into Class B Shares, which are not subject to the agreed transfer restrictions.

Relationship with the International Organization for Secure Electronic Transactions

The Organisation Internationale pour la Sécurité des Transactions Electroniques, or OISTE, is a Swiss non-profit foundation that owns the cryptographic rootkey we use. OISTE is acting as a trusted third party and not-for-profit entity in charge of ensuring that the Root of Trust remains neutral and trusted. The members of the foundation board of OISTE are also board members of our company: Carlos Moreira, Philippe Doubre and Dourgam Kummer. The board of the OISTE foundation acts as a supervisory authority to ensure that the foundation acts in accordance with its purpose, and complies with its articles of association and Swiss law. It also reviews the audited annual accounts and the annual report of the foundation. Under Swiss law, the members of the board of a Swiss non-profit foundation are required to ensure that OISTE, as a Swiss non-profit foundation, is independent of control by any third party.

The OISTE foundation's board members are elected by a majority of the current active board members and, once elected, the member serves for an indeterminate period of time. The OISTE foundation has a full General Corporate Governance Manual which covers the distribution of responsibilities within the management structure, executive representation inclusive of the foundation Board Members and Policy Approval Authority Board Members, and the signing authorities of the foundation.

The OISTE foundation has no commercial activities and it uses its funding to organize events and launch Internet security projects with the UN, the World Economic Forum and other NGOs. The OISTE foundation board members do not make any decisions on behalf of the OISTE foundation and serve as guardians to ensure the foundation complies with its articles of association and carries out activities towards its stated purpose. We believe that this ensures that no conflicts of interest may arise for the three board members of WISeKey who serve as board members of the OISTE foundation.

The OISTE foundation has a seond boards, the “Policy Approval Authority Board”. The Policy Approval Authority Board is nominated by the foundation’s board or directors and serves as the policy approval and enforcement entity for a specific domain within the OISTE RootKey. The Policy Approval Authority Board is represented by members of the network of organizations using OISTE RootKey to secure their Certifications Authorities (“CAs”) and create interoperability between other PKI Domains and CAs external to the network. This policy represents Medium Assurance and Medium-Hardware Assurance Levels for public key digital certificates to ensure that the participating relying party can be certain of the identity binding between the public key and the individual whose subject name is cited in the certificate. In addition, it also reflects how well the relying party can be certain that the individual whose subject name is cited in the certificate is controlling the use of the private key that corresponds to the public key in the certificate, and how securely the system which was used to produce the certificate and (if appropriate) deliver the private key to the subscriber performs its task. This OISTE Policy Approval Authority Board is consistent with the Internet Engineering Task Force (IETF) Public Key Infrastructure X.509 (IETF PKIX) RFC 3647, Certificate Policy and Certification Practices Statement Framework. The Policy Approval Authority Board does not have any involvement in the appointment of members of the OISTE foundation’s board of directors. The following members of the Policy Approval Authority Board are related parties of the Company: Dourgam Kummer and Pedro Fuentes, who are respectively a board member and a member of senior management of the Company.

In 2001, OISTE granted us a perpetual license to exclusively use the cryptographic rootkey and develop technologies and processes based on OISTE's trust model. The perpetual license agreement can only be terminated under limited circumstances, including if we were to move from the trust model developed by OISTE and/or changing the location of the Root of Trust from Switzerland to another country. We have to pay royalties to OISTE for the use of the cryptographic rootkey on the basis of the amount of certificates issued to end users. Certain annual minimum payments apply.

The Collaboration Agreement signed between the OISTE and WISeKey SA on June 20, 2018 provides that:

a.	WISeKey shall be the preferred service provider of OISTE for the fulfilment of the OISTE objectives. WISeKey shall benefit from the right to commercially exploit the Root Cryptographic Key Pairs and the associated Root Certification Authorities held by OISTE, subject to the terms and conditions set forth in the Collaboration Agreement.

b.	WISeKey is the technical manager of the OISTE foundation for Global Cryptographic ROOTS Key, the global certification authorities as well as the digital certificates for people, servers and objects as well as the storage of the four Global Cryptographic ROOTS Key in WISeKey's Data Centre Bunker.

Those professional services and storage facilities are against a payment of a "Management Fee" specified in the Collaboration Agreement dated June 20, 2018.

c.	WISeKey is appointed as operator with an exclusive for the duration of this Collaboration Agreement.

d.	WISeKey is granted a non-sublicensable worldwide license to commercially exploit the Root Cryptographic Key Pair(s) by providing certification services in conformity with the OISTE objectives.

e.	OISTE is entitled to the following yearly fees (excl taxes):

i.	Management Fee: CHF 120,000 in 4 equal instalments of CHF 30'000, due and payable at the beginning of each quarter.

ii.	License Fee: CHF 96,000 in 4 equal instalments of CHF 24'000, due and payable at the beginning of each quarter.

iii.	Royalty Fee: a certain percentage (the “Percentage”) of any certificate fees collected by WISeKey for the issuance of certificates to end users (the “Certificate Fees”) on any given year since the signature of this collaboration agreement (each, a “Contract Year”). The Percentage shall be 2.50%, to be reduced by 0.25% for each tranche of Certificate Fees of CHF 1'000'000 in any given Contract Year, until it reaches 1.50%;

1.	CHF 1'000'000 at 2.50% = CHF 25'000.00

2.	CHF 2'000'000 at 2.25% = CHF 45'000.00

3.	CHF 3'000'000 at 2.00% = CHF 60'000.00

4.	CHF 4'000'000 at 1.75% = CHF 70'000.00

5.	CHF 5'000'000 at 1.50% = CHF 75'000.00

In the years ended December 31, 2019 and December 31, 2018, OISTE invoiced WISeKey respectively CHF 217,923 (USD 219,332) and CHF 216,000 (USD 221,000).

In 2019, WISeKey charged OISTE fees of CHF 138,610 (USD 139,506) for the facilities and personnel hosted by WISeKey SA on behalf of OISTE. During the year ended December 31, 2018, WISeKey waived the fees for these hosting services.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers. The indemnification agreements and our Articles require us to indemnify our directors and executive officers to the fullest extent permitted by law.

Related-Party Transactions Policy

Swiss law does not have a specific provision regarding conflicts of interest. However, the Swiss Code of Obligations (“CO”)contains a provision that requires our directors and executive management to safeguard the company's interests and imposes a duty of loyalty and duty of care on our directors and executive management. This rule is generally understood to disqualify directors and executive management from participation in decisions that directly affect them. Our directors and executive officers are personally liable to us for breach of these provisions. In addition, Swiss law contains provisions under which directors and all persons engaged in the company's management are liable to the company, each shareholder and the company's creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the company's shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm's length, must be repaid to the company if such shareholder, director or associated person acted in bad faith.

C.	Interests of experts and counsel

Not applicable.

Item	8. Financial Information

A.	Consolidated Financial Statements and Other Financial Information

For a list of all financial statements filed as part of the annual report, see "Item 17. Financial Statements". For information on our dividend policy, see "Item 10B. Memorandum and Articles of Association".

Legal Proceedings

In the third quarter 2019, the Company received a claim for breach of contract from a former employee. The Company does not expect this claim to have significant effects on the Company's financial position or profitability.

We are not aware of any other legal or arbitration proceedings against our company or any of its affiliates.

B.	Significant Changes

For information on any significant changes that may have occurred since the date of our annual financial statements, see "Item 5. Operating and Financial Review and Prospects."

Item 9.	The Listing

A.	Listing Details

A discussion of the offering and listing details can be found under “Markets” below.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Class B Shares have been trading under the symbol "WIHN" on the SIX since March 2016. Our ADSs were quoted on the OTCQX under the symbol "WIKYY" from May 2018 until December 2018 and have been traded on the NASDAQ Capital Market since December 2019 under the symbol "WKEY."

Our Class B Shares, par value CHF 0.05 per share issued and outstanding, have been trading under the symbol "WIHN" on the SIX since March 2016. Our ADSs were quoted on the Over-the-Counter market under the symbol "WIKYY" from May 2018 until December 2018 and have been traded on the NASDAQ Capital Market since December 2019 under the symbol "WKEY."

On March 06, 2020 the closing price of our Class B Shares on the SIX was CHF 1.244 per ordinary share. The closing price of the ADS on the NASDAQ Capital Market on March 06, was USD 5.95 per ADS.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Ordinary Capital Increase, Authorized Share Capital and Conditional Share Capital

Under Swiss law, we may increase our share capital (Aktienkapital) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the board of directors within three months in order to become effective. Under our Articles of Association (the "Articles"), in the case of subscription and increase against payment of contributions in cash, when shareholders' statutory pre-emptive rights are safeguarded, a resolution passed by an absolute majority of the votes represented at the general meeting of shareholders is required. In the case of subscription and increase against contributions in kind or to fund acquisitions in kind, when shareholders' statutory pre-emptive rights are withdrawn or where transformation of reserves into share capital is involved, a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented is required.

Furthermore, under the Swiss Code of Obligations (the "CO"), our shareholders, by a resolution passed by two-thirds of the shares present or represented at a general meeting of shareholders and the absolute majority of the par value of the shares present or represented, may authorize our board of directors to issue shares of a specific aggregate par value up to a maximum of 50% of the share capital registered in the commercial register in the form of:

•	conditional share capital (bedingtes Aktienkapital) for the purpose of issuing shares in connection with, among other things, (1) option and conversion rights granted in connection with warrants and convertible bonds of ours or one of our subsidiaries or (2) grants of rights to employees, members of our board of directors or consultants or our subsidiaries to subscribe for new shares (conversion or option rights); or

•	authorized share capital (genehmigtes Kapital) to be utilized by our board of directors within a period determined by the shareholders but not exceeding two years from the date of the shareholder approval.

Pre-emptive Rights

Pursuant to the CO, shareholders have pre-emptive rights (Bezugsrechte) to subscribe for new issuances of shares in proportion to the respective par values of their holdings. With respect to conditional capital in connection with the issuance of conversion rights, convertible bonds or similar debt instruments, shareholders have advance subscription rights (Vorwegzeichnungsrechte) for the subscription of conversion rights, convertible bonds or similar debt instruments in proportion to the respective par values of their holdings.

A resolution passed at a general meeting of shareholders by two-thirds of the shares represented and the absolute majority of the par value of the shares represented may authorize our board of directors to withdraw or limit pre-emptive rights or advance subscription rights in certain circumstances for valid reasons.

If pre-emptive rights are granted, but not exercised, our board of directors may allocate the pre-emptive rights as it elects, subject to the particulars of the relevant shareholders' resolution or board resolution.

With respect to our authorized share capital, our board of directors is authorized by our Articles to withdraw or to limit the pre-emptive rights of shareholders, and to allocate them to third parties or to us, in the event that the newly issued shares are used for the purpose of:

•	issuing new shares if the issue price of the new shares is determined by reference to the market price;

•	the acquisition of an enterprise, parts of an enterprise or participations or for new investment projects or for purposes of financing or refinancing any such transactions;

•	broadening the shareholder constituency in certain financial or investor markets or in connection with the listing of new shares on domestic or foreign stock exchanges;

•	national and international offerings of shares for the purpose of increasing the free float or to meet applicable listing requirements;

•	the participation of strategic partners;

•	an over-allotment option ("greenshoe") being granted to one or more financial institutions in connection with an offering of shares;

•	the participation of directors, officers, employees, contractors, consultants of, or other persons providing services to the Company or a group company; or

•	raising capital in a fast and flexible manner which could only be achieved with great difficulty without exclusion of the pre-emptive rights of the existing shareholders.

Our Authorized Share Capital

Under our Articles in effect as of December 31, 2019, our board of directors is authorized at any time until May 25, 2020, to increase our share capital by a maximum aggregate amount of CHF 444,091.45 through the issuance of not more than 8,881,829 shares, which would have to be fully paid-in, with a par value of CHF 0.05 each.

Increases in partial amounts are permitted. Our board of directors has the power to determine the type of contributions, the issue price and the date on which the dividend entitlement starts.

Our board of directors is also authorized to withdraw or limit pre-emptive rights as described above. This authorization is exclusively linked to the particular available authorized share capital set out in the respective article. If the period to increase the share capital lapses without having been used by our board of directors, the authorization to withdraw or to limit the pre-emptive rights lapses simultaneously with such capital.

Our Conditional Share Capital

Our conditional share capital as registered with the commercial register of the Canton of Zug as at June 30, 2019 amounts to CHF 592,004.50, corresponding to 11,840,090 new Class B Shares, whereby CHF 352,692 of the conditional share capital is available for the issuance of up to 7,053,840 Class B Shares in connection with rights granted to third parties or shareholders in connection with Rights Bearing Obligations (as defined in art. 4b para. 1(a) of the Articles) and CHF 239,312.50, corresponding to 4,786,250 Class B Shares, is available for the issuance of Class B Shares in connection with the issuance of Class B Shares or Rights-Bearing Obligations granted to the members of the board of directors, members of the executive management, employees, consultants or other persons providing services to us or another company of the Group (art. 4b para. 1 (b) of the Articles).

General Meeting of Shareholders

The general meeting of shareholders is our supreme corporate body. Under Swiss law, ordinary and extraordinary general meetings of shareholders may be held. Under Swiss law, an ordinary general meeting of shareholders must be held annually within six months after the end of a corporation's financial year. In our case, this means on or before June 30 of any calendar year.

The following powers are vested exclusively in the general meeting of shareholders:

•	adopting and amending our Articles;

•	electing the members of the board of directors, the chairman of the board of directors, the members of the nomination and compensation committee, the auditors and the independent proxy;

•	approving the management report (annual report), the annual statutory financial statements and consolidated financial statements;

•	approving the appropriation of earnings, including the payments of dividends and any other distributions of capital to shareholders;

•	discharge of the members of the board of directors and the members of the executive management from liability for their business conduct during the previous fiscal year; and

•	the adoption of resolutions that are reserved to the general meeting of shareholders by law or the Articles or that are submitted to the general meeting of the shareholders by the Board (unless the relevant matter is within the exclusive competence of the board of directors pursuant to Swiss law).

An extraordinary general meeting of shareholders may be called by a resolution of the board of directors or, under certain circumstances, by our auditor. In addition, the board of directors is required to convene an extraordinary general meeting of shareholders if shareholders representing at least 10% of the share capital or, according to the views expressed in legal writing which is a persuasive authority in Switzerland, holding shares with an aggregate par value of CHF 1 million, request such general meeting of shareholders in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. The board of directors must convene an extraordinary general meeting of shareholders and propose financial restructuring measures if, based on our stand-alone annual statutory balance sheet, half of our share capital and reserves are not covered by our assets.

Voting and Quorum Requirements

Dual Class Voting Rights

Each share carries one vote at a general meeting of shareholders, irrespective of the difference in par value of Class A Shares (CHF 0.01 per share) and Class B Shares (CHF 0.05 per share). Our Class A Shares have a lower par value (CHF 0.01) than our Class B Shares (CHF 0.05) but have same voting right as the higher par value Class B Shares, namely one (1) vote per share. This means that, relative to their respective per share contribution to the Company’s capital, the holders of our Class A Shares have a greater relative per share voting power than the holders of our Class B Shares for matters that require approval on the basis of a specified majority of shares present at the shareholders meeting.

Some matters however, as further described below under “Voting Requirements,” require a vote on the basis of par value associated with the shares present at the meeting. To the extent shareholder resolutions require, as the relevant majority standard, a majority of the par value of the shares present at the meeting, Class A Shares have less voting power than Class B Shares.

Voting rights may be exercised by registered shareholders or by a duly appointed proxy of a registered shareholder or nominee, which proxy need not be a shareholder up to a specific qualifying day before the relevant general meeting (the "Record Date") designated by the board of directors.

The Articles do not limit the number of shares that may be voted by a single shareholder. Holders of treasury shares, whether ours or one of our majority-owned subsidiaries, will not be entitled to vote at general meetings of the shareholders.

Voting Requirements

Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of an absolute majority of the votes represented (in person or by proxy) at a general meeting of shareholders (each Class A Share and each Class B Share having one vote), unless otherwise stipulated by law or our Articles. The following matters require approval by a majority of the par value of the shares present or represented at the general meeting (each Class A Share having a par value of CHF 0.01 per share and each Class B Share having a par value of CHF 0.05 per share):

•	electing our auditor;

•	appointing an expert to audit our business management or parts thereof;

•	adopting any resolution regarding the instigation of a special investigation; and

•	adopting any resolution regarding the initiation of a derivative liability action.

Under Swiss corporate law and our Articles, approval by two-thirds of the shares present or represented at the meeting, and by the absolute majority of the par value of the shares present or represented is required for:

•	amending our corporate purpose;

•	creating or cancelling shares with preference rights;

•	restricting the transferability of registered shares;

•	restricting the exercise of the right to vote or the cancellation thereof;

•	creating authorized or conditional share capital;

•	increasing the share capital out of equity, against contributions in kind or for the purpose of acquiring specific assets and granting specific benefits;

•	limiting or withdrawing shareholder's pre-emptive rights;

•	relocating our registered office;

•	our dissolution or liquidation; and

•	transactions among corporations based on Switzerland's Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of 2003, as amended (the "Swiss Merger Act") including a merger, demerger or conversion of a corporation.

In accordance with Swiss law and generally accepted business practices, our Articles do not provide attendance quorum requirements generally applicable to general meetings of shareholders.

Notice

General meetings of shareholders must be convened by the board of directors at least 20 calendar days before the date of the meeting. The general meeting of shareholders is convened by way of a notice appearing in our official publication medium, the Swiss Official Gazette of Commerce. Registered shareholders may also be informed by mail. The notice of a general meeting of shareholders must state the items on the agenda, the proposals to be acted upon and, in case of elections, the names of the nominated candidates. No resolutions may be passed at a shareholders meeting concerning agenda items for which proper notice was not given. This does not apply, however, to proposals made during a shareholders meeting to convene an extraordinary shareholders meeting or to initiate a special investigation. No previous notification will be required for proposals concerning items included on the agenda or for debates as to which no vote is taken. Under the CO, a general meeting of shareholders for which a notice of meeting has been duly published may not be adjourned without publishing a new notice of meeting.

Agenda Requests

Pursuant to Swiss law, one or more shareholders whose combined shareholdings represent the lower of (1) one tenth of the share capital or (2) an aggregate par value of at least CHF 1,000,000, may request that an item be included in the agenda for a general meeting of shareholders. To be timely, the shareholder's request must be received by us at least forty-five (45) calendar days in advance of the meeting. No previous notification will be required for proposals concerning items included on the agenda or for debates as to which no vote is taken.

Our business report, including the Company's financial information, the compensation report and the auditor's reports thereon must be made available for inspection by the shareholders at our registered office no later than 20 calendar days prior to the ordinary general meeting. Shareholders of record must be notified of this in writing.

Dividends and Other Distributions

We have never declared or paid cash dividends to our shareholders and we do not intend to pay cash dividends in the foreseeable future. However, on July 9, 2019, we commenced a public share repurchase program, whereby repurchase shares will be used for potential acquisitions and/or other future M&A transactions. On February 3, 2020, we expanded our share repurchase program to include our ADSs. Shares and ADSs repurchased under our repurchase program may be used as consideration in future potential M&A transactions and for (1) our existing employee share incentive program, (2) convertible loans entered into by us, and (3) on demand equity lines available to us. Otherwise, we currently intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors.

Our board of directors may propose to shareholders that a dividend or other distribution be paid but cannot itself authorize the distribution. Under our Articles, dividend payments require a resolution passed by an absolute majority of the votes present or represented at a general meeting of shareholders. In addition, our auditor must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our Articles.

Under Swiss law, we may pay dividends only if we have sufficient distributable profits brought forward from the previous business years, or if we have distributable reserves, each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law and the Articles have been deducted. We are not permitted to pay interim dividends out of profit of the current business year. Dividends and other distributions are made relative to nominal value of the shares.

Dividends paid on our shares out of available earnings are subject to Swiss withholding tax. See Item 10.E. Taxation.

Distributions out of issued share capital (i.e. the aggregate par value of our issued shares) may be made only by way of a share capital reduction. Such a capital reduction requires a resolution passed by an absolute majority of the shares present or represented at a general meeting of shareholders. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of our creditors remain fully covered despite the reduction in the share capital recorded in the commercial register. The share capital may be reduced below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is reestablished by sufficient new fully paid-up capital. Upon approval by the general meeting of shareholders of the capital reduction, the board of directors must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims. The reduction of the share capital may be implemented only after expiration of this time limit.

Distributable reserves are booked either as "retained earnings" (Bilanzgewinn; Gewinnvortrag) or as reserves from capital contributions (Kapitaleinlagereserven). Under the CO, if our general reserves (réserve générale) amount to less than 20% of our share capital recorded in the commercial register (i.e., 20% of the aggregate par value of our issued capital), then at least 5% of our annual profit must be retained as general reserves. In addition, if our general reserves amount to less than 50% of our share capital, 10% of the amounts distributed beyond payment of a dividend of 5% must be retained as general reserves. The CO permits us to accrue additional general reserves. Further, a purchase of our own shares (whether by us or a subsidiary) reduces the equity and thus the distributable dividends in an amount corresponding to the purchase price of such own shares. Finally, the CO under certain circumstances requires the creation of revaluation reserves which are not distributable.

Dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment, but shareholders may also resolve at the annual general meeting of shareholders to pay dividends in quarterly or other instalments. The Articles provide that dividends that have not been claimed within five years after the due date become our property and are allocated to the general reserves. Dividends paid are subject to Swiss withholding tax, all or part of which can potentially be reclaimed under the relevant tax rules in Switzerland or double taxation treaties concluded between Switzerland and foreign countries. Distributions of cash or property that are based upon a capital reduction or that are made out of statutory capital reserves (Kapitaleinlage) are not subject to Swiss withholding tax.

Transfer of Shares

Our shares constitute intermediated securities (Bucheffekten) based on uncertificated securities (Wertrechte) and entered into the main register of SIS or such other custodian as the case may be. Any transfer of Shares is effected by a corresponding entry in the securities deposit account of a bank or a depository institution. Shares cannot be transferred by way of assignment, nor can a security interest in any Shares be granted by way of assignment.

Voting rights may be exercised only after a shareholder has been entered in our share register (Aktienregister) with his, her or its name and address (in the case of legal entities, the registered office) as a shareholder with voting rights.

We maintain, through Computershare Switzerland Ltd., a share register, in which the full name, address and nationality (in the case of legal entities, the company name and registered office) of the shareholders and usufructuaries are recorded. A person entered into the share register must notify the share registrar of any change in address. Until such notification occurs, all written communication from us to persons entered in the share register is deemed to have been validly made if sent to the relevant address recorded in the share register.

Share Repurchase Program

On July 9, 2019, the Company commenced a public repurchase program with respect to our shares, which on February 3, 2020 was expanded to also include ADSs. Shares and ADSs repurchased under our repurchase program may be used as consideration in potential future M&A transactions and for (1) our existing employee share incentive program, (2) convertible loans entered into by us and (3) on demand equity lines available to us. Our share repurchase was approved by the Swiss Takeover Board under its notification procedure, will last up to 3 years, and allows us to repurchase up to 3,682,848 Ordinary Class B shares equivalent to 10% of the registered share capital of the Company at the relevant time.

Activity under the program is monitored on a daily basis, with all transactions being published on our website in line with Swiss Law.

Inspection of Books and Records

Under the CO, a shareholder has a right to inspect our share register with respect to his, her or its own shares and otherwise to the extent necessary to exercise his, her or its shareholder rights. No other person has a right to inspect our share register. Our books and correspondence may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of our business secrets.

Special Investigation

If the shareholder inspection rights as outlined above prove to be insufficient in the judgment of the shareholder, any shareholder may propose to the general meeting of shareholders that specific facts be examined by a special auditor in a special investigation. If the general meeting of shareholders approves the proposal, we or any shareholder may, within 30 calendar days after the general meeting of shareholders, request a court sitting at our registered office in Zug, Switzerland to appoint a special auditor. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 10% of the share capital or holders of shares in an aggregate par value of at least CHF 2,000,000 may request that the court appoint a special auditor. The court will issue such an order if the petitioners can demonstrate that the board of directors, any member of the board of directors or our executive management infringed the law or our Articles and thereby caused damages to us or the shareholders. The costs of the investigation would generally be allocated to us and only in exceptional cases to the petitioners.

Compulsory Acquisitions; Appraisal Rights

Business combinations and other transactions that are governed by the Swiss Merger Act, are binding on all shareholders. A statutory merger or demerger requires approval of two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented.

If a transaction under the Swiss Merger Act receives all of the necessary consents, all shareholders are compelled to participate in such transaction.

Swiss corporations may be acquired by an acquirer through the direct acquisition of shares. The Swiss Merger Act provides for the possibility of a so-called "cash-out" or "squeeze-out" merger if the acquirer controls 90% of the outstanding shares. In these limited circumstances, minority shareholders of the corporation being acquired may be compensated in a form other than through shares of the acquiring corporation (for instance, through cash or securities of a parent corporation of the acquiring corporation or of another corporation).

For business combinations effected in the form of a statutory merger or demerger and subject to Swiss law, the Swiss Merger Act provides that if equity rights have not been adequately preserved or compensation payments in the transaction are unreasonable, a shareholder may request the competent court to determine a reasonable amount of compensation. A decision issued by a competent court in this respect can be acted upon by any person who has the same legal status as the claimant.

In addition, under Swiss law, the sale of all or substantially all of our assets may be construed as a de facto dissolution of our company, and consequently require the approval of two-thirds of the shares present or represented at a general meeting of shareholders and the absolute majority of the par value of the shares present or represented. Whether a shareholder resolution is required depends on the particular transaction, whereas the following circumstances are generally deemed relevant in this respect:

•	a core part of the company's business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;

•	the company's assets, after the divestment, are not invested in accordance with the company's statutory business purpose; and

•	the proceeds of the divestment are not earmarked for reinvestment in accordance with the company's business purpose but, instead, are intended for distribution to the company's shareholders or for financial investments unrelated to the company's business.

A shareholder of a Swiss corporation participating in certain corporate transactions governed by the Swiss Merger Act may, under certain circumstances, be entitled to appraisal rights. As a result, such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that the shareholder receives the fair value of the shares held by the shareholder. Following a statutory merger or demerger, pursuant to the Swiss Merger Act, shareholders can file an appraisal action against the surviving company. If the consideration is deemed inadequate, the court will determine an adequate compensation payment.

Board of Directors

Our Articles provide that our Board of Directors (the "Board") shall consist of a minimum of three directors and a maximum of twelve directors.

The members of our Board and the chairman are elected annually by the general meeting of shareholders for a period until the completion of the subsequent ordinary general meeting of shareholders and are eligible for re-election. Each member of the Board must be elected individually.

Powers

The Board has the following non-delegable and inalienable powers and duties:

•	the ultimate direction of the business of the company and issuing of the relevant directives;

•	laying down the organization of the Company;

•	formulating accounting procedures, financial controls and financial planning;

•	appointing and removing persons entrusted with the management and representation of the Company and regulating the power to sign for the Company;

•	the ultimate supervision of those persons entrusted with management of the Company, with particular regard to adherence to law, our Articles as well as our regulations and directives;

•	issuing the business report (including the financial statements) and the compensation report, and preparing for the general meeting of shareholders and carrying out its resolutions;

•	all duties of the board of directors pursuant to the Swiss Merger Act;

•	informing the court in case of over-indebtedness; and

•	passing resolutions regarding the increase of the share capital, provided that it has the authority to do so and attesting to such capital increase, preparing of the capital increase report and the executing corresponding amendment to our Articles.

The Board may, while retaining such non-delegable and inalienable powers and duties, delegate some of its powers, in particular direct management, to a single or to several of its members, managing directors, committees or to third parties who need be neither members of the board of directors nor shareholders. Pursuant to Swiss law, details of the delegation must be set in the organizational rules issued by the Board. The organizational rules may also contain other procedural rules such as quorum requirements.

According to our organizational rules, resolutions of the Board are adopted upon the absolute majority of the votes cast. In the event of a tie of votes, the chairman has, in addition to his vote, the casting vote. To validly pass a resolution, more than half of the members of the Board have to attend the meeting in person, by telephone or similar communications equipment. Pursuant to the CO, no attendance quorum is required for confirmation resolutions and adaptations of our Articles in connection with capital increases.

Indemnification of Executive Management and Directors

Subject to Swiss law, our Articles provide for indemnification of the existing and former members of the Board, executive management and their heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and permits us to advance the expenses of defending any act, suit or proceeding to our directors and executive management.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the employer.

We have entered or will enter into indemnification agreements with each of the members of our board of directors and executive management.

Conflict of Interest, Management Transactions

Swiss law does not have a specific provision regarding conflicts of interest. However, the CO contains a provision that requires our directors and executive management to safeguard the company's interests and imposes a duty of loyalty and duty of care on our directors and executive management. This rule is generally understood to disqualify directors and executive management from participation in decisions that directly affect them. Our directors and executive officers are personally liable to us for breach of these provisions. In addition, Swiss law contains provisions under which directors and all persons engaged in the company's management are liable to the company, each shareholder and the company's creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the company's shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm's length, must be repaid to the company if such shareholder, director or associated person acted in bad faith.

Principles of the Compensation of the Board of Directors and the Executive Management

We are subject to the Compensation Ordinance (the "Compensation Ordinance") and the Directive on Information Relating to the Corporate Governance issued by the SIX (the "Corporate Governance Directive"). The Compensation Ordinance requires a "say on pay" approval mechanism for the compensation of the Board and the Executive Management pursuant to which the shareholders must vote on the compensation of the Board and the Executive Management on an annual basis. In accordance therewith, the Articles provide that the general meeting of shareholders must, each year, vote separately on the proposals by the Board regarding the maximum aggregate amounts of:

•	the total compensation of the Board for the next term of office; and

•	the total compensation of the Executive Management for the period of the next fiscal year.

If the general meeting of shareholders does not approve a proposal of the Board, the Board determines the maximum aggregate amount or maximum partial amounts taking into account all relevant factors and submits such amounts for approval to the same general meeting of shareholders, to an extraordinary general meeting of shareholders or to the next ordinary general meeting of shareholders for retrospective approval. If the maximum aggregate amount of compensation already approved by the general meeting of shareholders is not sufficient to also cover the compensation of persons newly appointed to or promoted within the Executive Management, such persons may be paid for each of the following purposes an aggregate of up to 40% in excess of the total annual compensation of the respective predecessor or for a similar pre-existing position: (i) as compensation for the relevant compensation period; and, in addition, (ii) as compensation for any prejudice incurred in connection with the change of employment.

The Compensation Ordinance further requires us to set forth in its Articles the principles for the determination of the compensation of the Board and the Executive Management. These principles have been included in the Articles as described further below.

The Compensation Ordinance also contains compensation disclosure rules. Pursuant to these rules, we are required to prepare an annual compensation report. The compensation report will, among other things, include the compensation of the members of the Board on an aggregate and on an individual basis and of the members of the Executive Management on an aggregate basis as well as the amount for the highest paid member of the Executive Management.

Pursuant to the Corporate Governance Directive, we are required to disclose basic principles and elements of compensation and shareholding programs for both acting and former members of the Board and the Executive Management as well as the authority and procedures for determining such compensation.

In accordance with the Compensation Ordinance, the Articles provide that loans may be granted to members of the Board and the Executive Management, provided such loans are granted at arm's length terms. In addition, the Articles provide that we may grant to members of the Executive Management post-retirement benefits beyond the occupational benefit scheme only if such post-retirement benefits do not exceed 50% of the base salary in the fiscal year immediately preceding the retirement.

The Compensation Ordinance generally prohibits certain types of compensation payments to the members of the board of directors, the Executive Management and the advisory board of listed companies, taking the form of severance pay, advance compensation (e.g. advance salary payments), incentive payments for certain acquisition transactions, loans, credits and pension benefits not based on occupational pension schemes, and performance-based compensation not provided for in the articles of association as well as equity securities and conversion and option rights awards not provided for in the articles of association.

Board of Directors

The Articles set out the principles for the elements of the compensation of the members of the Board. The compensation of non-executive members of the Board consists of a fixed compensation and may consist of additional compensation elements and benefits. The compensation of the executive members of the Board may consist of fixed and variable compensation. The total compensation shall take into account the position and level of responsibility of the respective member of the Board. The general meeting of shareholders approves the proposals of the Board in relation to the maximum aggregate amount of the compensation of the Board for the term of office until the next annual general meeting of shareholders. Members of the Board who are our employees do not receive compensation for Board service. Consequently, Carlos Moreira, Peter Ward and Dourgam Kummer (since the start of his employment by the Group), the only members of the Board who are also members of the executive management and/or employees of the Group, do not receive compensation for their Board service.

Executive Management

The Articles set out the principles for the elements of the compensation of the members of the Executive Management. The compensation of the members of the Executive Management may consist of fixed and variable compensation elements. Fixed compensation may comprise the base salary and other non-variable compensation elements. Variable compensation may comprise short-term and long-term variable compensation elements. Short-term variable compensation elements may be governed by performance metrics that take into account the achievement of operational, strategic, financial or other objectives, our results, the WISeKey group or parts thereof and/or individual targets, and the achievement of which is generally measured during a one-year period. Depending on achieved performance, the compensation may amount to a multiplier of target level. Long-term variable compensation elements may be governed by performance metrics that take into account the development of the share price or share performance in absolute terms or in relation to peer groups or indices and/or our results, the group or parts thereof and/or the achievement of operational, strategic, financial or other objectives in absolute terms or in relation to the market, other companies or comparable benchmarks and/or retention elements. An achievement of the objectives will generally be measured over a period of several years. Depending on achieved performance, the compensation may amount to a multiplier of target level. The Board or, to the extent delegated to it, the Nomination and Compensation Committee will determine the performance metrics and target levels of the short- and long-term variable compensation elements, as well as their achievement. Compensation may be paid in the form of cash, shares, in the form of share-based instruments or units or in the form of other types of benefits. The general meeting of shareholders approves the proposals of the Board in relation to the maximum aggregate amounts of fixed and variable compensation, respectively, of the Executive Management.

Borrowing Powers

Neither Swiss law nor our Articles restrict in any way our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our Board, and no approval by the shareholders is required in relation to any such borrowing.

Repurchases of Shares and Purchases of Own Shares

The CO limits our right to purchase and hold our own shares. We and our subsidiaries may purchase shares only if and to the extent that (1) we have freely distributable reserves in the amount of the purchase price; and (2) the aggregate par value of all shares held by us does not exceed 10% of our share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the articles of association of a company, the foregoing upper limit is 20%. We currently do not have any transfer restriction in our Articles. If we own shares that exceed the threshold of 10% of our share capital, the excess must be sold or cancelled by means of a capital reduction.

Shares held by us or our subsidiaries are not entitled to vote at the general meeting of shareholders but are entitled to the economic benefits applicable to the shares generally, including dividends and pre-emptive rights in the case of share capital increases.

In addition, selective share repurchases are only permitted under certain circumstances. Within these limitations, as is customary for Swiss corporations, we may purchase and sell our own shares from time to time in order to meet our obligations under our equity plans, to meet imbalances of supply and demand, to provide liquidity and to even out variances in the market price of shares.

Notification and Disclosure of Substantial Share Interests

Under the applicable provisions of the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 2015, or the Financial Market Infrastructure Act ("FMIA"), persons who directly, indirectly or in concert with other parties acquire or dispose of our shares, purchase rights or obligations relating to our shares (the "Purchase Positions") or sale rights or obligations relating to our shares (the "Sale Positions"), and thereby, directly, indirectly or in concert with other parties reach, exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 331⁄3%, 50% or 662⁄3% of our voting rights (whether exercisable or not) must notify us and the Disclosure Office of the SIX of such acquisition or disposal in writing within four trading days. Within two trading days of the receipt of such notification, we must publish such information via the SIX's electronic publishing platform. For purposes of calculating whether a threshold has been reached or crossed, shares and Purchase Positions, on the one hand, and Sale Positions, on the other hand, may not be netted. Rather, the shares and Purchase Positions and the Sale Positions must be accounted for separately and may each trigger disclosure obligations if the respective positions reach, exceed or fall below one of the thresholds. In addition, actual share ownership must be reported separately if it reaches, exceeds or falls below one of the thresholds.

Pursuant to Article 663c of the CO, Swiss corporations whose shares are listed on a stock exchange must disclose their significant shareholders and their shareholdings in the notes to their balance sheet, where this information is known or ought to be known. Significant shareholders are defined as shareholders and groups of shareholders linked through voting rights who hold more than 5% of all voting rights.

Mandatory Bid Rules

Pursuant to the applicable provisions of the FMIA, any person that acquires shares of a listed Swiss company, whether directly or indirectly or acting in concert with third parties, which shares, when taken together with any other shares of such company held by such person (or such third parties), exceed the threshold of 33 1/3% of the voting rights (whether exercisable or not) of such company, must make a takeover bid to acquire all the other newly issued shares of such company. A company's articles of association may either eliminate this provision of the FMIA or may raise the relevant threshold to 49% ("opting-out" or "opting-up", respectively).

We have an opting-out provision in Article 6 para. 9 of our Articles. Accordingly, an acquirer of Shares is not obliged to make a public offer pursuant to article 135 and 163 of the Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading.

The Swiss laws applicable to Swiss corporations and their shareholders differ from laws applicable to U.S. corporations and their shareholders. The following table summarizes significant differences in shareholder rights between the provisions of the Swiss Code of Obligations (Schweizerisches Obligationenrecht) and the Compensation Ordinance and the Delaware General Corporation Law applicable to companies incorporated in Delaware and their shareholders. Please note that this is only a general summary of certain provisions applicable to companies in Delaware. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents.

Comparison of Shareholder Rights

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Mergers and similar arrangements

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.	Under Swiss law, with certain exceptions, a merger or a division of the corporation or a sale of all or substantially all of the assets of a corporation must be approved by two-thirds of the shares represented at the relevant general meeting of shareholders as well as the absolute majority of the par value of the shares represented at such shareholders' meeting. A shareholder of a Swiss corporation participating in a statutory merger or demerger pursuant to the Swiss Merger Act can file an appraisal right lawsuit against the surviving company. As a result, if the consideration is deemed "inadequate," such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that such shareholder receives the fair value of the shares held by such shareholder. Swiss law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of the voting rights without a vote by shareholders of such subsidiary, if the shareholders of the subsidiary are offered the payment of the fair value in cash as an alternative to shares.

Shareholders' suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.	Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may, to a limited extent, have a similar effect. An appraisal lawsuit won by a shareholder can be acted upon by any person who has the same legal status as the claimant. Also, a shareholder is entitled to bring suit against directors for breach of, among other things, their fiduciary duties and claim the payment of damages. However, unless the company is subject to bankruptcy proceedings, or if the relevant shareholder can demonstrate having suffered a loss in a personal capacity, a shareholder will only be allowed to ask for payment of damages to the corporation. Under Swiss law, the winning party is generally entitled to recover attorneys' fees incurred in connection with such action, provided, however, that the court has discretion to permit the shareholder whose claim has been dismissed to recover attorneys' fees incurred to the extent he acted in good faith.

Shareholder vote on board and management compensation

Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.	Pursuant to the Swiss Ordinance against excessive compensation in listed stock corporations, the general meeting of shareholders has the non-transferable right, amongst others, to have a binding vote each year on the compensation due to the board of directors, executive management and advisory boards.

Annual vote on board renewal

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of stockholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.

Classified boards are permitted.

The general meeting of shareholders elects annually (i.e. for the period between two annual ordinary general meeting of shareholders) the members of the board of directors, the chairman of the board and the members of the compensation committee individually for a term of office of one year. Re-election is possible.

Indemnification of directors and executive management and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors (but not other controlling persons) of the corporation for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director for:

•      any breach of a director's duty of loyalty to the corporation or its shareholders;

•      acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•       statutory liability for unlawful payment of dividends or unlawful stock purchase or redemption; or

•      any transaction from which the director derived an improper personal benefit.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Under Swiss corporate law, an indemnification of a director or member of the executive management in relation to potential personal liability is not effective to the extent the director or member of the executive management intentionally or grossly negligently violated his or her corporate duties towards the corporation. Most violations of corporate law are regarded as violations of duties towards the corporation rather than towards the shareholders. In addition, indemnification of other controlling persons is generally not permitted under Swiss corporate law, including shareholders of the corporation.

Nevertheless, a corporation may enter into and pay for directors' and officers' liability insurance which typically covers negligent acts as well.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

•      by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

•      by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

•      by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

•       by the shareholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

Directors' fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components:

•      the duty of care; and

•      the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

A director of a Swiss corporation has a fiduciary duty to the corporation only. This duty has two components:

•      the duty of care; and

•      the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent director would exercise under similar circumstances.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits in principle self-dealing by a director and mandates that the best interest of the corporation take precedence over any interest possessed by a director or officer.

The burden of proof for a violation of these duties is with the corporation or with the shareholder bringing a suit against the director.

Directors also have an obligation to treat shareholders that are in similar situations equally.

Shareholder action by written consent

A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.	Shareholders of a Swiss corporation may only exercise their voting rights in a general meeting of shareholders and may not act by written consents.

Shareholder proposals

A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

At any general meeting of shareholders any shareholder may put proposals to the meeting if the proposal is part of an agenda item. Unless the articles of association provide for a lower threshold or for additional shareholders' rights:

•      one or several shareholders whose combined shareholdings represent the lower of (1) one tenth of the share capital or (2) an aggregate par value of at least CHF 1,000,000, may ask that a general meeting of shareholders be called for specific agenda items and specific proposals; and

•      one or several shareholders representing 10.0% of the share capital or CHF 1.0 million of nominal share capital may ask that an agenda item including a specific proposal be put on the agenda for a regularly scheduled general meeting of shareholders, provided such request is made with appropriate notice.

Any shareholder can propose candidates for election as directors at an annual general meeting without prior written notice.

In addition, any shareholder is entitled, at a general meeting of shareholders and without advance notice, to (1) request information from the Board on the affairs of the company (note, however, that the right to obtain such information is limited), (2) request information from the auditors on the methods and results of their audit, (3) request the holding of an extraordinary general meeting of shareholders and (4) request, under certain circumstances and subject to certain conditions, a special audit.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation provides for it.	Cumulative voting would be permitted under Swiss corporate law; however, we are not aware of any company that has cumulative voting. An annual individual election of all members of the board of directors for a term of office of one year (i.e. until the end of the following annual general meeting) is mandatory for listed Swiss companies.

Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	A Swiss corporation may remove, with or without cause, any director at any time with a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. The articles of association may require the approval by a qualified majority of the shares represented at a meeting for the removal of a director.

Transactions with interested shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation's outstanding voting stock within the past three years.	No such specific rule applies to a Swiss corporation.

Dissolution; Winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

A dissolution and winding up of a Swiss corporation requires the approval by two-thirds of the shares represented as well as the absolute majority of the par value of the shares represented at a general meeting of shareholders passing a resolution on such dissolution and winding up. The articles of association may increase the voting thresholds required for such a resolution.

Variation of rights of shares

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.	A Swiss corporation may modify the rights of a classes of shares with (1) a resolution passed by an absolute majority of the shares represented at the general meeting of shareholders and (2) a resolution passed by an absolute majority of the shares represented at the special meeting of the affected preferred shareholders. The issuance of shares that are granted more voting power requires the approval by two-thirds of the shares represented as well as the absolute majority of the par value of the shares represented at the relevant general meeting of shareholders.

Amendment of governing documents

A Delaware corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	The articles of association of a Swiss corporation may be amended with a resolution passed by an absolute majority of the shares represented at such meeting, unless otherwise provided in the articles of association. There are a number of resolutions, such as an amendment of the stated purpose of the corporation and the introduction of authorized and conditional capital, that require the approval by two-thirds of the votes and an absolute majority of the par value of the shares represented at a shareholders' meeting. The articles of association may increase the voting thresholds.

Inspection of books and records

Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Swiss corporation may only inspect books and records if the general meeting of shareholders or the board of directors approved such inspection and only if confidential information possessed by a corporation is protected. A shareholder is only entitled to receive information to the extent required to exercise such shareholders' rights, subject to the interests of the corporation. The right to inspect the share register is limited to the right to inspect that shareholder's own entry in the share register.

Payment of dividends

The board of directors may approve a dividend without shareholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay dividends upon the shares of its capital stock either:

•      out of its surplus; or

•      in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year.

Stockholder approval is required to authorize capital stock in excess of that provided in the charter. Directors may issue authorized shares without stockholder approval.

Dividend payments are subject to the approval of the general meeting of shareholders. The board of directors may propose to shareholders that a dividend shall be paid but cannot itself authorize the distribution.

Payments out of the Company's stated share capital (in other words, the aggregate par value of the Company's registered share capital) in the form of dividends are not allowed; payments out of stated share capital may be made by way of a capital reduction only. Dividends may be paid only from the profits brought forward from the previous business years or if the Company has distributable reserves, each as will be presented on the Company's audited annual stand-alone financial statements. The dividend may be determined only after the allocations to reserves required by the law and the articles of association have been made.

Creation and issuance of new shares

All creation of shares requires the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company's certificate of incorporation.	All creation of shares requires a shareholders' resolution. Authorized shares can be, once created by shareholder resolution, issued by the board of directors (subject to limitations of the authorization; the term of authorized share capital is at a maximum two years, and the amount of authorized share capital is capped at 50% of the share capital registered in the commercial register at the time the authorized share capital is adopted). Conditional share capital is the underlying for shares issued upon the exercise of options and conversion rights related to debt instruments issued by the board of directors or such rights issued to employees. The amount of conditional share capital is capped at 50% of the share capital registered in the commercial register at the time the conditional share capital is adopted.

Rights plans / poison pills

Under Swiss corporation law, shareholders have pre-emptive rights to subscribe for new issuances of shares in proportion to the respective par values of their holdings. Under certain circumstances, shareholders limit or withdraw, or authorize the board of directors to limit or withdraw, pre-emptive rights or advance subscription rights in certain circumstances. However, limitation or withdrawal of shareholders' pre-emptive rights can only be decided for valid reasons. Preventing a particular shareholder to exercise influence over the company is generally believed not to be a valid reason to limit or withdraw shareholders' pre-emptive rights

C.	Material Contracts

Yorkville Standby Equity Distribution Agreement

The Company entered into the SEDA, dated February 8, 2018 and amended on September 28, 2018, with Yorkville. Pursuant to the SEDA, the Company has the right, at any time during a three-year period, to request Yorkville, in one or several transactions, to subscribe for Class B Shares up to an aggregate subscription amount of CHF 50,000,000. Provided that a sufficient number of Class B Shares is provided by the Company to Yorkville as security through a share lending arrangement, the Company has the right to make drawdowns under the SEDA at its discretion by requesting Yorkville to subscribe for (if the Class B Shares are issued out of authorized share capital) or purchase (if the Class B Shares are delivered out of treasury) Class B Shares worth up to CHF 5,000,000 per drawdown, subject to certain exceptions and limitations (including the exception that a drawdown request by the Company shall in no event cause the aggregate number of Class B Shares held by Yorkville to meet or exceed 4.99% of the total number of shares registered with the commercial register of the Canton of Zug). The subscription price for each drawdown request of the Company corresponds to 93% of the lowest daily VWAP of a Class B Share, as traded and quoted on the SIX, over the five trading days following the drawdown request by the Company.

As at December 31, 2019, the remaining amount available for drawdown by the Company under the SEDA is CHF 47,142,077 (USD 48,709,692 at closing rate) and, as at December 31, 2019, the estimated maximum number of Class B Shares deliverable under the SEDA is 23,467,780 Class B Shares at CHF 2.0088 per Class B Share (calculated based on the closing price of a Class B Share on December 30, 2019 of CHF 2.16 per Class B Share, discounted by 7%). The actual price, at which the Company may drawdown under the SEDA is subject to change, and, therefore, the number of Class B Shares deliverable to Yorkville may vary.

As at December 31, 2019, the Company held 1,202,191 Class B Shares as treasury shares available for delivery under the SEDA, either directly or through a subsidiary. Depending on WISeKey's capital requirements, this amount of Class B Shares may not be sufficient and the Company may issue Class B Shares out of its authorized share capital for further drawdowns under the SEDA and delivery to Yorkville. If such number of Class B Shares is not sufficient for delivery to Yorkville in connection with drawdowns under the SEDA, the Company may, instead of issuing the required additional number of Class B Shares to Yorkville directly, issue additional Class B Shares for delivery under the SEDA as follows. The additional Class B Shares would be subscribed for by WISeKey Equities AG (WISeKey Equities), a direct, wholly-owned subsidiary of the Company. WISeKey Equities would subscribe for the Class B Shares at nominal value and upon issuance of such Class B Shares, on-sell the Class B Shares back to the Company at nominal value plus a fee as consideration for providing the subscription service. The Company would hold the new Class B Shares in treasury and deliver them to Yorkville in accordance with the terms of the SEDA.

Crede Convertible Loan Agreement

The Company entered into the Crede Convertible Loan Agreement, dated September 28, 2018, with Crede, pursuant to which Crede committed to grant a loan to the Company in the amount of USD 3,000,000.00. The Crede Principal Amount will mature on October 30, 2020. The Crede Principal Amount is to be repaid through the delivery of such number of Class B Shares, as corresponds to the quotient of the Crede Principal Amount then outstanding and a conversion price corresponding to 93% of the average of the two lowest daily VWAPs of a Class B Share, as traded and quoted on the SIX during the ten trading days immediately preceding the relevant conversion date, converted into USD at the relevant exchange rate. Crede may request a conversion of the Crede Principal Amount, in part or in full, at any time before the Maturity Date. The loan granted in accordance with the Crede Convertible Loan Agreement bears interest at a rate of 10% per annum. The Company has the right, at its discretion, to pay Crede Interest accrued on the outstanding Crede Principal Amount in cash or by delivery of such number of Class B Shares as corresponds to the quotient of the respective Crede Interest payment amount and a conversion price corresponding to 93% of the average of the two lowest daily VWAPs of a Class B Share, as traded and quoted on the SIX during the ten trading days immediately preceding the relevant conversion date, converted into USD at the relevant exchange rate.

After conversions in January, February, July, September and December 2019, as requested by Crede, representing an aggregate repayment amount of USD 1,771,101, the remaining Crede convertible loan amount outstanding is USD 1,228,899 as at December 31, 2019. The conversion of the Crede Principal Amount and, if applicable, the Crede Interest, into Class B Shares will dilute the Company's shareholders' interest in the Company. The number of Class B Shares deliverable by the Company to Crede in connection with conversions of the Crede Principal Amount and the Crede Interest will depend on the applicable conversion price. As at December 31, 2019, the estimated maximum number of Class B Shares deliverable by the Company under the Crede Convertible Loan Agreement (for payment of Crede Principal Amount and maximum Crede Interest until maturity) is 636,803 Class B Shares (calculated based on the closing price of a Class B Share on the SIX on December 30, 2019 of CHF 2.16 per Class B Share discounted by 7% and converted into USD at the relevant exchange rate). Note that the actual price at which Crede may convert the Crede Principal Amount and at which the Company may convert the Crede Interest into Class B Shares is subject to change, and, as a consequence, the number of Class B Shares deliverable to Crede may vary.

As at December 31, 2019, the Company held 1,202,191 Class B Shares in treasury, either directly or through a subsidiary, in order to be able to comply with its obligations under the Crede Convertible Loan Agreement (including the conversion of the Crede Principal Amount and the Crede Interest into Class B Shares). If such number of Class B Shares is not sufficient in connection with the conversion of the Crede Principal Amount and the Crede Interest under the Crede Convertible Loan Agreement, the Company may, instead of issuing the required additional number of Class B Shares directly to Crede, issue additional Class B Shares for delivery to Crede as follows. The additional Class B Shares would be subscribed for by WISeKey Equities at nominal value and upon issuance of such Class B Shares, WISeKey Equities would on-sell the Class B Shares back to the Company at nominal value plus a fee as consideration for providing the subscription service. The Company would hold the new Class B Shares in treasury and deliver them to Crede in accordance with the terms of the Crede Convertible Loan Agreement.

On March 04, 2020, WISeKey executed with Yorkville a new convertible loan agreement for a total amount of USD 4 million repayable in monthly instalments starting March 30, 2020. This new USD 4 million agreement replaces the existing Yorkville Convertible Loan signed on June 27, 2019 and the USD 2,337,393 remaining balance under the Yorkville Convertible Loan was rolled over into the new agreement. The new convertible loan agreement bears an interest rate of 6% per annum payable monthly in arrears and matures on April 30, 2021. Yorkville has the right to convert the outstanding loan amount or any portion thereof, and any accrued interest, into Class B Shares at an initial conversion price of CHF 3.00 applying as exchange rate any publicly available spot rate of exchange selected by Yorkville in the New York foreign exchange market at the applicable date.  The Initial Yorkville Conversion Price may be adjusted using certain agreed-upon formulae in case of (a) an increase in capital by means of capitalization of reserves, profits or premiums by distribution of Class B Shares, or division or consolidation of Class B Shares; (b) an issue of Class B Shares or other securities by way of conferring subscription or purchase rights; (c) spin-offs and capital distributions other than dividends; and (d) dividends.

Options Issued to Crede

In connection with the Crede Convertible Loan Agreement, on September 28, 2018, the Company granted to Crede, 408,247 options for the acquisition of an equal number of Class B Shares. The options may be exercised by Crede at any time on or before October 29, 2021, at an exercise price per option equal to CHF 3.84 per Class B Share. Shares issued to Crede in connection with the options would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company.

Yorkville Convertible Loan Agreement

The Company entered into a Yorkville Convertible Loan Agreement, dated June 27, 2019, with Yorkville, pursuant to which Yorkville committed to grant a loan to the Company in the amount of USD 3,500,000.00. The Yorkville Convertible Loan is repayable in monthly cash installments starting August 1, 2019 up until its maturity on August 1, 2020. The Yorkville Convertible Loan bears interest at a yearly rate of 6% (Yorkville Interest). Yorkville, at its sole discretion, may elect to request that any amount due and outstanding, be it Yorkville Principal Amount or Yorkville Interest, be paid in Class B Shares using a conversion price of CHF 3.00 per Class B Share (Initial Yorkville Conversion Price) and, as exchange rate, any available spot rate of exchange selected by Yorkville in the New York foreign exchange market at the applicable date. The Initial Yorkville Conversion Price may be adjusted using certain agreed-upon formulae in case of (a) an increase in capital by means of capitalization of reserves, profits or premiums by distribution of Class B Shares, or division or consolidation of Class B Shares; (b) an issue of Class B Shares or other securities by way of conferring subscription or purchase rights; (c) spin-offs and capital distributions other than dividends; and (d) dividends.

As at December 31, 2019, and as agreed with Yorkville, WISeKey has repaid an aggregate amount of USD 1,162,607, therefore the remaining Yorkville Convertible Loan amount outstanding is USD 2,337,393. The conversion of the Yorkville Principal Amount and, if applicable, the related interest, into Class B Shares will dilute the Company's shareholders' interest in the Company. The number of Class B Shares deliverable by the Company to Yorkville in connection with conversions of the Yorkville Principal Amount and the Yorkville Interest will depend on the applicable conversion price. Based on the Initial Yorkville Conversion Price on the date of execution of the Yorkville Convertible Loan (CHF 3.00) converted into USD at the relevant exchange rate, the estimated maximum number of Class B Shares deliverable under the Yorkville Convertible Loan (for the payment of Yorkville Principal Amount outstanding as at December 31, 2019 and Yorkville Interest until maturity) is 772,968 Class B Shares. Note that the actual price at which Yorkville may convert the Yorkville Principal Amount and Yorkville Interest into Class B Shares is subject to change, and, as a consequence, the number of Class B Shares deliverable to Yorkville may vary.

As at December 31, 2019, the Company held 1,202,191 Class B Shares in treasury, either directly or through a subsidiary, in order to be able to comply with its obligations under the Yorkville Convertible Loan (including the conversion of the Yorkville Principal Amount and the Yorkville Interest into Class B Shares). If such number of Class B Shares is not sufficient in connection with the conversion of the Yorkville Principal Amount and the Yorkville Interest under the Yorkville Convertible Loan, the Company may, instead of issuing the required additional number of Class B Shares directly to Yorkville, issue additional Class B Shares for delivery to Yorkville as follows. The additional Class B Shares would be subscribed for by WISeKey Equities at nominal value and upon issuance of such Class B Shares, WISeKey Equities would on-sell the Class B Shares back to the Company at nominal value plus a fee as consideration for providing the subscription service. The Company would hold the new Class B Shares in treasury and deliver them to Yorkville in accordance with the terms of the Yorkville Convertible Loan.

Options Issued to Yorkville

In connection with the Yorkville Convertible Loan, on June 27, 2019, the Company granted to Yorkville 500,000 options for the acquisition of an equal number of Class B Shares. The options may be exercised by Yorkville at any time on or before June 27, 2022, at an exercise price per option initially set to CHF 3.00 per Class B Share (Initial Exercise Price). The Initial Exercise Price may be adjusted using certain agreed-upon formulae in case of (a) an increase of capital by means of capitalization of reserves, profits or premiums by distribution of Class B Shares, or division or consolidation of Class B Shares; (b) an issue of Class B Shares or other securities by way of conferring subscription or purchase rights; (c) spin-offs and capital distributions other than dividends; and (d) dividends. The Class B Shares issued to Yorkville in connection with the options would be issued out of the Company's conditional share capital or authorized share capital without triggering he pre-emptive rights of the existing shareholders of the Company.

Share Subscription Facility with GEM LLC

On January 19, 2016 the Company entered into SFF with GEM, which is a CHF 60 million facility over 5 years and allows the Group to draw down funds at its option in exchange for Class B Shares. Under the SFF, the Company may drawdown funds essentially 18 times in a year, the amount being in a range related to the trading volume and price of the Class B Shares on the SIX. The drawdown amount is based on 90% of the average closing price for Class B Shares of the last 15 trading days multiplied by 1,000% of the average volume of the last 15 trading days. GEM can then elect to purchase between 50% and 200% of this figure.

As at December 31, 2019, the remaining amount available for drawdown by the Company under the SFF is CHF 56,094,645 and the estimated maximum number of Class B Shares deliverable under the SFF is 28,855,270 Class B Shares at CHF 1.944 per Class B Share (calculated based on the closing price of a Class B Share on December 30, 2019 of CHF 2.16 per Class B Share, discounted by 10%). The actual price, at which the Company may drawdown under the SFF is subject to change, and, therefore, the number of Class B Shares deliverable to GEM may vary.

Options Issued to GEM

In connection with the SFF, the Company granted to GEM 1,459,127 options for the acquisition of an equal number of Class B Shares on May 06, 2016. The options may be exercised by GEM at any time on or before May 06, 2021, at an exercise price per option initially set to CHF 8.85432 per Class B Share (Initial Exercise Price). The Initial Exercise Price may be adjusted using certain agreed-upon formulae in case of (a) an alteration to the nominal value of the Class B Shares as a result of the consolidation or subdivision thereof; (b) an issue of any securities (other than Class B Shares or options, warrants or other rights to subscribe for or purchase or otherwise acquire any Class B Shares) to shareholders by way of rights, or a grant to shareholders by way of rights of any options, warrants or other rights to subscribe for or purchase or otherwise acquire any securities (other than Class B Shares or options, warrants or other rights to subscribe for or purchase or otherwise acquire any Class B Shares); (c) an issue of Class B shares to shareholders by way of rights, or an issue or grant to shareholders by way of rights of options, warrants or other rights to subscribe for or purchase any Class B Shares at less than the relevant price; (d) an issue of Class B Shares to shareholders by way of rights, by way of capitalization of profits or reserves other than as part of a cash dividend; (e) any capital distribution to shareholders by way of rights; (f) an issue (other than per above item c) wholly for cash or for no consideration of Class B Shares, or an issue or grant (other than per above item c) wholly for cash or for no consideration of any options, warrants or other rights to subscribe for or purchase any Class B Shares at less than the relevant price; (g) the company or any subsidiary or any other person shall issue wholly for cash or for no consideration any securities (or enter into any contractual arrangements which would have an equivalent economic effect to issuing securities) which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, Class B shares (other than Class B Shares already in issue at the time of the issue of the said securities) (or shall grant any such rights in respect of existing securities so issued) or securities which by their terms might be redesignated as Class B Shares, and the consideration per Class B Share receivable upon conversion, exchange, subscription or redesignation is less than the relevant price; (h) any modification of the rights of conversion, exchange or subscription of some securities; and (i) the company or any subsidiary or any other person shall offer any securities in connection with which offer, shareholders as a class are entitled to participate in arrangements whereby such securities may be acquired by them.

In application of adjustment provisions under the relevant warrant, the exercise price of the warrant has been adjusted from CHF 8.85342 to CHF 8.8264 and the number of Class B Shares that GEM is entitled to purchase upon exercise of the warrant has been increased by 4,612 Class B Shares to 1,463,739 as at December 31, 2019. The Class B Shares issued to GEM in connection with the GEM Options would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of GEM Options will dilute the Company's shareholders' interests in the Company.

Credit Agreement with Long State Investment Limited

On December 16, 2019, WISeKey entered into the LSI Convertible Facility with LSI to borrow up to CHF 30,000,000. Under the terms of the LSI Convertible Facility, WISeKey is able to drawdown individual term loans of up to CHF 500,000 or, if so agreed between the parties, up to CHF 2,500,000 at an interest rate of 1.5% per annum, up to an aggregate amount of CHF 30,000,000 over a commitment period of 24 months. LSI have the right to convert a drawdown tranche into Class B Shares or, if so agreed among the parties and permitted by law, into ADSs, within a period of 21 SIX trading days after each individual drawdown at 95% of the higher of (i) the then prevailing market rate and (ii) the minimum conversion price of CHF 1.80. Any term loan not converted by LSI initially will automatically convert into Class B Shares, or ADSs, 20 SIX trading days before the expiration of the commitment period at the applicable conversion price. Under certain circumstances, interest payments may be “paid in kind” by capitalizing such interest and adding to it the aggregate principal balance of the loan outstanding.

As at December 31, 2019, WISeKey has not made any drawdown under the LSI Convertible Facility, therefore the remaining amount available for drawdown is CHF 30,000,000. The conversion of the LSI Principal Amount and, if applicable, the LSI Interest, into Class B Shares will dilute the Company's shareholders' interest in the Company. The number of Class B Shares deliverable by the Company to LSI in connection with conversions of the LSI Principal Amount and the LSI Interest will depend on the applicable conversion price. As at December 31, 2019, the remaining amount available for drawdown by the Company under the LSI Convertible Facility is CHF 30,000,000 (USD 30,997,590 at closing rate) and, as at December 31, 2019, the estimated maximum number of Class B Shares deliverable under the LSI Convertible Facility is 14,619,883 Class B Shares at CHF 2.052 per Class B Share (calculated based on the closing price of a Class B Share on the SIX on December 30, 2019 of CHF 2.16 per Class B Share discounted by 5%). Note that the actual price at which LSI may convert each tranche under the LSI Convertible Facility is subject to change, and, therefore, the number of Class B Shares deliverable to LSI may vary.

OISTE Collaboration Agreement

Our subsidiary, WISeKey SA and the Organisation Internationale pour la Sécurité de Transactions Electroniques (OISTE), a foundation created under Swiss law, entered into a cooperation agreement, dated June 20, 2018 (OISTE Collaboration Agreement), which amended and restated prior agreements between us and OISTE.  Under the terms of the OISTE Collaboration Agreement, we are granted a worldwide license to commercialize its Root Global Cryptographic Key Pairs or Root of Trust. Roots of Trust (RoT) is a set of functions in the trusted computing module of a computer's operating system (OS). The RoT serves as separate computing engine controlling the trusted computing platform cryptographic processor on the PC or mobile device it is embedded in. The OISTE RoT was created in 1999 as part of a partnership with the International Telecommunication Union which is the International UN organization in charge of standards used on the Internet, IoT and mobile networks.

WISeKeys uses the OISTE RoT to provide trust to its digital identity technology used to authenticate users, and encrypt and decrypt messages among users. It is also used for WISeKey's Certify ID and WISeID technology to provide Digital Certificates for people, servers and IoT objects by providing certification technology and services in conformity with OISTE directives and standards.  The OISTE RoT is audited annually by webtrust.org. The OISTE Foundation owns and regulates the "OISTE Global Trust Model", which includes as "Root of Trust" a number of Root Certification Authorities|, globally recognized. OISTE delegates to the Swiss company, WISeKey SA, the operation of the systems and infrastructures supporting the Trust Model. The OISTE Foundation doesn't issue certificates to end subscribers, but grants to WISeKey a license as subordinate certification authority, allowing the delivery of Trust Services for Persons, Applications and Objects. In return for this license, we agree to pay a license fee and a royalty fee to OISTE.  In addition, the OISTE Collaboration Agreement delegates to us the technical management of the OISTE Root Global Cryptographic Key pairs, the OISTE global Root Certification Authority as well as its Digital Certificates, including the safekeeping of the OISTE Root Global Cryptographic Key Pairs in our data center bunker.  In return for this management service, we are paid a management fee by OISTE.

WebTrust is an assurance service jointly developed by the American Institute of Certified Public Accountants (AICPA). WebTrust relies on a series of principles and criteria designed to promote confidence and trust between consumers and companies conducting business on the Internet. Public accounting firms and practitioners, who obtain a WebTrust business license from the AICPA or the Canadian Institute of Chartered Accountants (CICA), can provide assurance services to evaluate and test whether a particular web site meets any one of the Trust Services principles and criteria.

D.	Exchange Controls

There are currently no exchange controls restrictions in effect in Switzerland.

E.	Taxation

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of our ADSs. It does not describe all tax considerations that may be relevant to a particular person's decision to acquire, hold or dispose of ADSs. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Switzerland and the United States (the "Treaty"), all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

This discussion applies only to a U.S. Holder that holds ADSs as capital assets for U.S. federal income tax purposes. Furthermore, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. Holder's particular circumstances, including consequences for purposes of the alternative minimum tax and the potential application of the Medicare contribution tax. Furthermore, it does not address classes of U.S. holders that may be subject to special rules, such as:

•	banks, insurance companies, and certain other financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ADSs;

•	regulated investment companies or real estate investment trusts;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities or arrangements classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including an "individual retirement account" or "Roth IRA";

•	persons that own or are deemed to own ten percent or more of our shares by vote or value; or

•	persons holding ADSs in connection with a trade or business conducted outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the ADSs.

A "U.S. Holder" is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADSs, who is eligible for the benefits of the Treaty and who is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Generally, a U.S. Holder of an ADS should be treated for U.S. federal income tax purposes as holding the Class B Shares represented by the ADS. Accordingly, no gain or loss will be recognized upon an exchange of ADSs for Class B Shares.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs in their particular circumstances.

Taxation of Distributions

As stated above under "Item 10B. Memorandum and Articles of Association," we do not intend to pay cash dividends in the foreseeable future. If we do make distributions of cash or property with respect to ADSs, subject to the passive foreign investment company rules described below, any such distributions (before reduction for any amounts withheld in respect of Swiss withholding tax), other than certain pro rata distributions of ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends.

For so long as our ADSs are listed on NASDAQ or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as "qualified dividend income" and therefore, subject to applicable limitations, will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holder. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of a dividend will include any amounts withheld by us in respect of Swiss income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder's income on the date of the depositary's receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder's particular circumstances, Swiss income taxes withheld from dividends on ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder's U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Swiss income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of ADSs

Subject to the passive foreign investment company rules described below, gain or loss realized on the sale or other disposition of ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder's tax basis in the ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

We will be a PFIC for any taxable year in which, after the application of certain "look-through" rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, "passive income." For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains.

Based on our financial statements, business plan and certain estimates and projections, including as to the relative values of our assets, we do not believe that we were a PFIC for our 2019 taxable year and do not expect to be a PFIC in the foreseeable future. However, there can be no assurance that the IRS will agree with our conclusion regarding our PFIC status, and whether we are or will be classified as a PFIC in any particular year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and the valuation of certain of our assets is uncertain and may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If a U.S. Holder holds ADSs in any year in which we are treated as a PFIC, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ADSs, even if we cease to meet the threshold requirements for PFIC status.

If we are a PFIC in any taxable year during which a U.S. Holder holds ADSs (assuming such U.S. Holder had not made a timely mark-to-market election, as described below), gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the ADSs will be allocated ratably over the U.S. Holder's holding period for the ADSs. The amounts allocated to the taxable year of the disposition and to any year before we become a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on such amount. Further, to the extent that any distribution received by the U.S. Holder on its ADSs exceeds 125% of the average of the annual distributions on the ADSs received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain recognized on the disposition of the ADSs (as described earlier in this paragraph).

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ADSs, provided that the ADSs are "marketable." ADSs will be marketable if they are "regularly traded" on a "qualified exchange" or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder's tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

In addition, in order to avoid the application of the foregoing rules, a United States person that owns stock in a PFIC for U.S. federal income tax purposes may make a "qualified electing fund" election (a "QEF Election") with respect to such PFIC if the PFIC provides the information necessary for such election to be made. If a United States person makes a QEF Election with respect to a PFIC, the United States person will be currently taxable on its pro rata share of the PFIC's ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections.

In addition, if we pay a dividend to a U.S. Holder with respect to which we are treated as a PFIC, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

If a U.S. Holder owns ADSs during any year in which we are a PFIC, the holder generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder's federal income tax return for that year.

U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information with Respect to Foreign Financial Assets

A U.S. Holder who is an individual and, in certain cases, an entity, and who holds certain specified foreign financial assets (which may include the ADSs) with an aggregate value in excess of certain thresholds, is generally required to report information related to such interests by attaching a completed IRS Form 8938 (Statement of Specified Foreign Financial Assets) with such U.S. Holder's tax return for each year in which such U.S. Holder held an interest in the specified foreign financial assets, subject to certain exceptions (including an exception for ADSs held in accounts maintained by U.S. financial institutions). Persons who are required to report foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders should consult their tax advisors regarding these information reporting requirements.

SWISS TAX CONSIDERATIONS

Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax

Non-Resident Shareholders

Holders of or shares or ADSs representing our shares who are not resident in Switzerland for tax purposes, and who, during the relevant taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes (all such shareholders are hereinafter referred to as the "Non-Resident Shareholders"), will not be subject to any Swiss federal, cantonal and communal income tax on dividends and similar cash or in-kind distributions on ADSs representing our shares (including dividends on liquidation proceeds and stock dividends) (hereinafter referred to as the "Dividends"), distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) on shares underlying the ADSs, or capital gains realized on the sale or other disposition of ADSs (see, however, paragraph 1.3 "Swiss Federal Withholding Tax" for a summary of Swiss federal withholding tax on Dividends).

Resident Private Shareholders

Swiss resident individuals who hold their ADSs as private assets all such shareholders are hereinafter referred to as the "Resident Private Shareholders") are required to include Dividends, but not distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) of the shares underlying the ADSs, in their personal income tax return and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant taxation period, including the Dividends, but not the distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen). Capital gains resulting from the sale or other dispositions of ADSs are not subject to Swiss federal, cantonal and communal income tax, and conversely, capital losses are not tax-deductible for Resident Private Shareholders. See paragraph 1.1(C) "Domestic Commercial Shareholders" for a summary of the taxation treatment applicable to Swiss resident individuals, who, for income tax purposes, are classified as "professional securities dealers."

Domestic Commercial Shareholders

Corporate and individual shareholders who are resident in Switzerland for tax purposes and corporate and individual shareholder who are not resident in Switzerland, and who, in each case, hold their ADSs as part of a trade or business carried on in Switzerland, in the case of corporate and individual shareholders not resident in Switzerland, through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize Dividends, distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) received on shares underlying the ADSs and capital gains or losses realized on the sale or other disposition of ADSs in their income statement for the relevant taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period. The same taxation treatment also applies to Swiss-resident private individuals who, for income tax purposes, are classified as "professional securities dealers" for reasons of, inter alia, frequent dealing, or leveraged investments in ADSs and other securities (the shareholders referred to in this paragraph 1.1.(C), hereinafter for the purposes of this section, as the "Domestic Commercial Shareholders"). Domestic Commercial Shareholders who are corporate taxpayers may be eligible for dividend relief (Beteiligungsabzug) in respect of Dividends and distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) if the shares underlying the ADSs held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million.

Swiss Cantonal and Communal Private Wealth Tax and Capital Tax

Non-Resident Shareholders

Non-Resident Shareholders are not subject to Swiss cantonal and communal private wealth tax or capital tax.

Resident Private Shareholders and Domestic Commercial Shareholders

Resident Private Shareholders and Domestic Commercial Shareholders who are individuals are required to report their ADSs as part of private wealth or their Swiss business assets, as the case may be, and will be subject to Swiss cantonal and communal private wealth tax on any net taxable wealth (including the ADSs), in the case of Domestic Commercial Shareholders to the extent the aggregate taxable wealth is allocated in Switzerland. Domestic Commercial Shareholders who are corporate taxpayers are subject to Swiss cantonal and communal capital tax on taxable capital to the extent the aggregate taxable capital is allocated to Switzerland.

Swiss Federal Withholding Tax

Dividends that the Company pays on the shares underlying the ADSs are subject to Swiss Federal withholding tax (Verrechnungssteuer) at a rate of 35% on the gross amount of the Dividend. The Company is required to withhold the Swiss federal withholding tax from the Dividend and remit it to the Swiss Federal Tax Administration. Distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) are not subject to Swiss federal withholding tax.

The Swiss federal withholding tax on a Dividend will be refundable in full to a Resident Private Shareholder and to a Domestic Commercial Shareholder, who, in each case, inter alia, as a condition to refund, duly reports the Dividend in his or her individual income tax return as income or recognizes the Dividends in its income statement as earnings, as applicable.

A Non-Resident Shareholder may be entitled to a partial refund of the Swiss federal withholding tax on Dividend if the country of his or her residence for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the conditions of such treaty are met. Such shareholders should be aware that the procedures for claiming tax treaty benefits (and the time required for obtaining a refund) might be different from country to country. For example, a shareholder who is resident of the U.S. for the purposes of the bilateral treaty between the U.S. and Switzerland is eligible for a refund of the amount of the withholding tax in excess of the 15% treaty rate, provided such shareholder: (i) qualifies for benefits under this treaty and qualifies as beneficial owner of the Dividends; (ii) hold, directly or indirectly, less than 10% of the voting stock of the Company; (iii) does not qualify as a pension scheme or retirement arrangement for the purpose of the bilateral treaty; and (iv) does not conduct business through a permanent establishment or fixed base in Switzerland to which the ADSs are attributable. Such an eligible U.S. shareholder may apply for a refund of the amount of the withholding tax in excess of the 15% treaty rate. The applicable refund request form may be filed with the Swiss Federal Tax Administration following receipt of the dividend and the relevant deduction certificate, however no later than December 31 of the third year following the calendar year in which the dividend was payable.

Swiss Federal Stamp Taxes

Any dealings in the ADSs, where a bank or another securities dealer in Switzerland, as defined in the Swiss Federal Stamp Tax Act, acts as intermediary or is a party to the transaction, are, subject to certain exemptions provided for in the Swiss Federal Stamp Tax Act, subject to Swiss securities turnover tax at an aggregate tax rate of up to 0.15% of the consideration paid for such ADSs.

International Automatic Exchange of Information in Tax Matters

On November 19, 2014, Switzerland signed the Multilateral Competent Authority Agreement, which is based on article 6 of the OECD/Council of Europe administrative assistance convention and is intended to ensure the uniform implementation of automatic exchange of information (the "AEOI"). The Federal Act on the International Automatic Exchange of Information in Tax Matters (the "AEOI Act") entered into force on January 1, 2017. The AEOI Act is the legal basis for the implementation of the AEOI standard in Switzerland.

The AEOI is being introduced in Switzerland through bilateral agreements or multilateral agreements. The agreements have, and will be, concluded on the basis of guaranteed reciprocity, compliance with the principle of specialty (i.e., the information exchanged may only be used to assess and levy taxes (and for criminal tax proceedings)) and adequate data protection.

Based on such multilateral agreements and bilateral agreements and the implementing laws of Switzerland, Switzerland exchanges data in respect of financial assets, including the Shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in a EU member state or in a treaty state.

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the U.S. to facilitate the implementation of FATCA. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the U.S. and Switzerland. On 8 October 2014, the Swiss Federal Council approved a mandate for negotiations with the U.S. on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within 120 days of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our financial statements have been prepared in accordance with U.S. GAAP.

We will make available to our shareholders annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP. Our documents may be available at our corporate headquarters at General-Guisan-Strasse 6, 6300 Zug, Switzerland.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks primarily related to foreign currency exchange rates, commodity prices, and changes in the value of investment securities. The Company is not exposed to interest rate risks because all its financial instruments have fixed interest rate terms.

The table below shows the balances of our market risk sensitive instruments, which are financial instruments, as at the end of the latest fiscal year grouped by functional currency, and the expected cash flows from these instruments for each of the next five years. The contractual cash flows are presented on an undiscounted cash flow basis, including interest expense. For those instruments where the lender has the choice to settle the repayment of principal and interests in cash or in shares, we have assumed that all amounts would be repaid in cash; this table therefore shows the maximum expected cash flows. Additional details on the financial instruments considered are available in Note 24. Loans and line of credit of our consolidated financial statements for the years ended December 31, 2018 and 2019.

					Expected cash flows by period
Market risk sensitive instruments (USD'000)	Net carrying amount	Principal amount and interests	Interests	Weighted average effective interest rate per annum	Total	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	More than 5 years
Debt and convertible note obligations:
- held by entities with CHF functional currency	6,083	6,532		19%	6,532	6,532	-	-	-	-	-
- held by entities with GBP functional currency	82	82		0%	82	82	-	-	-	-	-
Total contractual obligations	6,165	6,614		-	6,614	6,614	-	-	-	-	-

Foreign currency exchange rate risk

For information about the foreign currency exchange rate risk see Item 5. Operating and Financial Review and Prospects – A. Operating Results.

Commodity price risk

The Company has only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw material. Our raw material inventory was USD 636,000 as at December 31, 2019. A change in those prices may affect our gross margin, however because the inventory balance is relatively small in comparison with our total assets, the Company does not enter into commodity futures, forwards or any other hedge instrument to manage fluctuations in prices of anticipated purchases.

Risk of changes in the value of investment securities

As at December 31, 2019, the Company had two investment securities apart from the investments in consolidated subsidiaries: an investment in equity securities at fair value of USD 755,803, and an investment in equity securities at cost of USD 7,000,000. The Company has not entered into any instrument to hedge against the fluctuation in value of these equity instruments.

For the equity instrument held at fair value, the Company manages the risk of fluctuation of its market price by regularly reviewing the share prices and financial position of the issuer. Changes in the fair value of the equity are recorded in the income statement in the period in which they occur.

For the equity instrument held at cost, the Company is in regular contact with the management of the issuer to review its financial position, so as to manage the risk of fluctuation.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Expenses

Persons depositing or withdrawing Class B Shares or ADS holders must pay:	For:

USD5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

• Issuance of ADSs, including issuances resulting from a distribution of Class B Shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

USD0.05 (or less) per ADS	• Any cash distribution to ADS holders

Persons depositing or withdrawing Class B Shares or ADS holders must pay:	For:

A fee equivalent to the fee that would be payable if securities distributed to you had been Class B Shares and the Class B Shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

USD0.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of Class B Shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw Class B Shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing Class B Shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-based services until its fees for these services are paid.

From time to time, the depositary may make payments to us to reimburse and/or class B share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Depositary Payments

In 2019, we did not receive any payments or reimbursements from The Bank of New York Mellon, the depositary bank of our ADS program.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to The Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.

(b) Management’s annual report on internal control over financial reporting: Our Board of Directors and management are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting was designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

Internal controls over financial reporting, no matter how well designed, have inherent limitations. Therefore, even those internal controls over financial reporting determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, management concluded that, as of December 31, 2019, our internal control over financial reporting is effective based on those criteria.

(c) Not applicable.

(d) There were no changes to our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A. Audit Committee Financial Expert

The Company does not have an audit committee financial expert serving on its audit committee. Each of the Company’s directors serving on the audit committee is financially literate and is able to professionally discharge the duties incumbent upon audit committee members. However, none of the audit committee members are “financial experts.” We are working to identify candidates to our Board of Directors who would qualify as an “audit committee financial expert.”

Item 16B. Code of Ethics

We have followed Swiss law which does not require a company to have a code of ethics applicable to all directors, officers and employees. We do, however, expect ethical behavior from all our directors, officers and employees.

Item 16C. Principal Accounting Fees and Services

(a) Audit Fees: The aggregate fees billed for professional services rendered by the principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements amounted to CHF 698,946 (USD 703,466) and CHF 663,387 (USD 663,714) respectively for the years ended December 31, 2019 and 2018.

(b) Audit-Related Fees: None.

(c) Tax Fees: None.

(d) All Other Fees: None.

(e) Audit committee’s pre-approval policies and procedures: Our audit committee is responsible for overseeing the activities of BDO, our principal accountant. The audit committee regularly evaluates the performance of BDO and, based on this, once a year determines whether BDO should be proposed to the shareholders for election. To assess the performance of BDO, the audit committee holds meetings with the CFO. Criteria applied for the performance assessment of BDO include an evaluation of its technical and operational competence; its independence and objectivity; the sufficiency of the resources it has employed; its focus on areas of significant risk; its willingness to probe and challenge; its ability to provide effective, practical recommendations; and the openness and effectiveness of its communications and coordination with the audit committee.

In the years ended December 31, 2019 and 2018, BDO has not provided services other that those rendered for the audit of our annual financial statements or in connection with statutory and regulatory filings or engagements.

(f) Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2019, the Company purchased its own Class B Shares as per detail below:

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	(d) Maximum Number of Shares that may Yet Be Purchased Under the Plans or Program
January 01 to January 31, 2019	22,442	USD 3.32	-	n/a
February 01 to February 28, 2019	7,346	USD 2.84	-	n/a
March 01 to March 31, 2019	4,434	USD 2.76	-	n/a
April 01 to April 30, 2019	28,634	USD 2.89	-	n/a
May 01 to May 31, 2019	68,485	USD 2.71	-	n/a
June 01 to June 30, 2019	63,103	USD 2.53	-	n/a
July 01 to July 31, 2019	68,000	USD 2.53	68,000	3,614,848
August 01 to August 31, 2019	58,000	USD 2.39	58,000	3,556,848
September 01 to September 30, 2019	18,000	USD 2.97	18,000	3,538,848
October 01 to October 31, 2019	11,500	USD 2.44	11,500	3,527,348
November 01 to November 30, 2019	10,500	USD 2.22	10,500	3,516,848
December 01 to December 31, 2019	36,000	USD 2.05	36,000	3,480,848
Total	396,444	USD 2.64	202,000	3,480,848

1 Column (a) shows shares we purchased as part of our share buyback program, as well as the share purchased outside of our publicly announced share buyback program using the services of a market maker.
2 Column (c) shows shares purchased as part of our share buyback program which was approved by the Board of directors on June 18, 2019 and publicly announced on July 08, 2019. WISeKey has received approval from the Swiss Takeover Board to purchase up to 3,682,848 of its class B shares. This maximum amount of shares is equivalent to 10% of the registered share capital of the Company. The shares will be purchased in the open market starting July 09, 2019 for a period of 3 years until July 07, 2022. WISeKey has the right to terminate the buyback program early.

Item 16F. Change in Registrant's Certifying Accountant

None.

Item 16G. Corporate Governance

See “Item 6.C. Board Practices” for significant ways in which our corporate governance practices differ from NASDAQ’s standards.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 17.	Financial Statements

The Company has elected to furnish the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

The consolidated financial statements and related notes required by this Item 18 are included in this annual report beginning on page F-1.

Item 19.	Exhibits

Index to Exhibits

Exhibit No.	Description

1.1*	Amended and Restated Articles of Association of the Registrant (incorporated by reference to exhibit 1.1 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

2.1*	Form of Specimen Certificate for Class B Shares of the Registrant (incorporated by reference to exhibit 2.1 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

2.2*	Form of Registrant's American Depositary Receipt - Previously filed and incorporated by reference to form of ADR filed pursuant to Rule 424(b)(3) on November 13, 2019 under the F-6 Registration Statement for the Registrant’s American Depositary Shares (Reg No. 333-224780).

2.4*	Deposit Agreement, dated as of May 16, 2018, among the Registrant, the Depositary and the Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to exhibit 2.4 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

2.5	Description of Securities registered under Section 12 of the Exchange Act.

4.1*	WISeKey Employee Share Option Plan, dated September 29, 2016 (incorporated by reference to exhibit 4.1 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.2*	Form of indemnification agreement by and between Registrant and each of its directors and executive officers (incorporated by reference to exhibit 4.2 of Amendment No.1 to WISeKey International Holding AG’s registration statement on the Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.3*	Convertible Loan Agreement by and between Registrant and Crede CG III, Ltd., dated as of September 28, 2018 (incorporated by reference to exhibit 4.3 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.4*	Warrant Agreement by and between Registrant and Crede CG III, Ltd., dated as of September 28, 2018 (incorporated by reference to exhibit 4.4 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.5*	Convertible Loan Agreement by and between Registrant and YA II PN, Ltd., dated as of June 27, 2019 (incorporated by reference to exhibit 4.5 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.6*	Warrant Agreement by and between Registrant and YA II PN, Ltd., dated as of June 27, 2019 (incorporated by reference to exhibit 4.6 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.7*	Standby Equity Distribution Agreement by and between Registrant and YA II PN, Ltd., dated as of February 8, 2018 (incorporated by reference to exhibit 4.7 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.8*	Share Subscription Facility Agreement by and among Registrant, GEM Global Yield Fund LLC SCS and GEM Investments America, LLC, dated as of January 19, 2016 (incorporated by reference to exhibit 4.8 of WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on October 30, 2019).

4.9*	Warrant to Purchase Ordinary Shares by and between Registrant and GEM Global Yield Fund LLC SCS, dated as of May 6, 2016 (incorporated by reference to exhibit 4.9 of WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on October 30, 2019).

4.10*	Master Purchase Agreement by and between Cisco Systems International B.V. and INSIDE Secure, dated as of August 25, 2014 (incorporated by reference to exhibit 4.10 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.11*	Buffer Stock Agreement by and between WISeKey Semiconductors and Key Tronic Corporation, dated as of June 9, 2017 (incorporated by reference to exhibit 4.11 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.12*	Supplier Agreement by and between Vault-IC France and UTAC Headquarters Pte. Ltd, dated as of September 19, 2016 (incorporated by reference to exhibit 4.12 of WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on October 30, 2019).

4.13*	Service Level Agreement by and among Inside Secure, Presto Engineering HVM and Presto Engineering, Inc., dated as of June 30, 2015 (incorporated by reference to exhibit 4.13 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). (1)

4.14*	First Amendment to Service Level Agreement, by and among Inside Secure, Presto Engineering HVM and Presto Engineering, Inc., dated as of May 26, 2016 (incorporated by reference to exhibit 4.14 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). (1)

4.15*	Second Amendment to Service Level Agreement, by and among WISeKey Semiconductors, Presto Engineering HVM and Presto Engineering, Inc., dated as of June 25, 2018 (incorporated by reference to exhibit 4.15 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). (1)

4.16*	SafeNet Supplier Agreement by and between SafeNet, Inc. and Inside Secure SA, dated as of March 26, 2012 (incorporated by reference to exhibit 4.16 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.17*	PicoPass License Agreement by and between Inside Secure and HID Global Corporation, dated as of December 8, 2014 (incorporated by reference to exhibit 4.17 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). (1)

4.18*	Collaboration Agreement by and between Organisation Internationale pour la Sécurité de Transactions Electroniques OISTE and WISeKey SA, dated as of June 20, 2018 (incorporated by reference to exhibit 4.18 of WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on October 30, 2019).

4.19	Credit Agreement, dated as of April 4, 2019, by and between ExWorks Capital Fund I, L.P. and WISeCoin AG. (1)

4.20	Convertible Term Loan Facility Agreement, dated as of December 16, 2019, by and between Long State Investment Limited and WISeKey International Holding AG. (1)

4.21	Convertible Loan Agreement, dated as of March 4, 2020, between WISeKey International Holding AG and YA II PN, LTD. (1)

8.1	List of significant subsidiaries of the Registrant.

12.1	Certification of Carlos Moreira, Chief Executive Officer of WISeKey International Holding AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Peter Ward, Chief Financial Officer of WISeKey International Holding AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Carlos Moreira, Chief Executive Officer of WISeKey International Holding AG, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Peter Ward, Chief Financial Officer of WISeKey International Holding AG, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed
(1)	Portions of this exhibit have been omitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing of Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WISEKEY INTERNATIONAL HOLDING AG
By:	/s/ Carlos Moreira	/s/ Peter Ward
	Carlos Moreira	Peter Ward
	Chief Executive Officer	Chief Financial Officer

Date: March 12, 2020

WISeKey Consolidated Financial Statements

for Years Ended December 31, 2017, 2018 and 2019

1.	Report of Independent Registered Public Accounting Firm

To the Board of Directors of

WISeKey International Holding AG

6300 Zug

Switzerland

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of WISeKey International Holding AG (the “Group”) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income / loss, consolidated statements of changes in shareholders’ equity (deficit), and consolidated statements of cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Zurich, March 12, 2020

BDO AG

/s/ Christoph Tschumi	/s/ Philipp Kegele
Christoph Tschumi	Philipp Kegele

We have served as the Group's auditor since 2015.

2.	Consolidated Statement of Comprehensive Income/(Loss)

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,	Note ref.
USD'000	2019	2018	2017

Net sales	22,652	34,280	33,674	29
Cost of sales	(13,196)	(18,319)	(17,870)
Gross profit	9,456	15,961	15,804

Other operating income	180	289	1,526	30
Research & development expenses	(6,422)	(5,306)	(5,339)
Selling & marketing expenses	(7,929)	(5,772)	(4,459)
General & administrative expenses	(15,789)	(14,232)	(15,401)
Total operating expenses	(29,960)	(25,021)	(23,673)
Operating income / (loss)	(20,504)	(9,060)	(7,869)

Non-operating income	1,918	2,181	762	32
Gain / (loss) on derivative liability	214	-	(98)	6 / 24
Gain / (loss) on debt extinguishment	(233)	-	(556)	24
Interest and amortization of debt discount	(742)	(150)	(543)	24
Non-operating expenses	(3,670)	(2,826)	(1,751)	33
Income / (loss) from continuing operations before income tax expense	(23,017)	(9,855)	(10,055)

Income tax (expense)/recovery	(13)	(53)	(71)	34
Income/ (loss) from continuing operations, net	(23,030)	(9,908)	(10,126)

Discontinued operations:				37
Net sales from discontinued operations	1,934	19,412	9,404
Cost of sales from discontinued operations	(791)	(6,196)	(4,516)
Total operating and non-operating expenses from discontinued operations	(1,801)	(19,778)	(20,620)
Income tax (expense)/recovery from discontinued operations	42	205	1,108
Gain on disposal of a business, net of tax on disposal	31,100	-	-
Income / (loss) on discontinued operations	30,484	(6,357)	(14,624)

Net income / (loss)	7,454	(16,265)	(24,750)

Less: Net income / (loss) attributable to noncontrolling interests	(733)	13	(483)
Net income / (loss) attributable to WISeKey International Holding AG	8,187	(16,278)	(24,267)

Earnings per share
Earnings from continuing operations per share - Basic	(0.64)	(0.29)	(0.34)	36
Earnings from continuing operations per share - Diluted	(0.64)	(0.29)	(0.34)	36

Earnings from discontinued operations per share - Basic	0.84	(0.19)	(0.50)	36
Earnings from discontinued operations per share - Diluted	0.81	(0.19)	(0.50)	36

Earning per share attributable to WISeKey International Holding AG
Basic	0.23	(0.48)	(0.82)	36
Diluted	0.23	(0.48)	(0.82)	36

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	516	108	1,548
Unrealized holding loss arising during period	-	-	(375)
Net loss arising during period	(2,199)	287	(102)	28
Other comprehensive income / (loss)	(1,683)	395	1,071
Comprehensive income / (loss)	5,771	(15,870)	(23,679)

Other comprehensive income / (loss) attributable to noncontrolling interests	(127)	(23)	(369)
Other comprehensive income / (loss) attributable to WISeKey International Holding AG	(1,556)	418	1,440

Comprehensive income / (loss) attributable to noncontrolling interests	(860)	(10)	(851)
Comprehensive income / (loss) attributable to WISeKey International Holding AG	6,631	(15,860)	(22,828)

The accompanying notes are an integral part of these consolidated financial statements.

3.	Consolidated Balance Sheet

	As at December 31,	As at December 31,	Note
USD'000	2019	2018	ref.
ASSETS
Current assets
Cash and cash equivalents	12,121	9,146	7
Restricted cash, current	2,525	618	8
Accounts receivable, net of allowance for doubtful accounts	3,770	7,620	9
Notes receivable from related parties	-	8
Inventories	2,787	4,186	10
Contract assets	15	-
Prepaid expenses	690	521
Deferred charges, current	207	184
Current assets held for sale	-	8,916	37
Other current assets	1,469	919	11
Total current assets	23,584	32,118

Noncurrent assets
Restricted cash, noncurrent	2,000	-	8
Notes receivable, noncurrent	23	-	12
Equity securities, at fair value	756	857	13
Deferred income tax assets	6	8
Deferred tax credits	2,488	2,541	14
Property, plant and equipment net of accumulated depreciation	1,801	2,370	15
Intangible assets, net of accumulated amortization	600	1,132	16
Finance lease right-of-use assets	289	-
Operating lease right-of-use assets	2,780	-	17
Goodwill	8,317	8,317	18
Deferred charges, noncurrent	30	214
Equity securities, at cost	7,000	7,000	19
Noncurrent assets held for sale	-	23,744	37
Other noncurrent assets	230	152
Total noncurrent assets	26,320	46,335
TOTAL ASSETS	49,904	78,453

LIABILITIES
Current Liabilities
Accounts payable	10,713	12,917	21
Notes payable	4,104	6,797	22
Convertible note payable, current	3,226	-	24
Deferred revenue, current	89	91	29
Current portion of obligations under finance lease liabilities	103	-	17
Current portion of obligations under operating lease liabilities	556	-	17
Income tax payable	11	9
Derivative liabilities	44	-	6
Current liabilities held for sale	-	14,085	37
Other current liabilities	1,304	976	23
Total current liabilities	20,150	34,875

Noncurrent liabilities
Convertible note payable, noncurrent	-	23,940	24
Deferred revenue, noncurrent	10	9	29
Finance lease liabilities, noncurrent	169	-	17
Operating lease liabilities, noncurrent	2,223	-	17
Employee benefit plan obligation	6,880	4,465	25
Other deferred tax liabilities	25	4
Noncurrent liabilities held for sale	-	8,590
Other noncurrent liabilities	3	2,595
Total noncurrent liabilities	9,310	39,603
TOTAL LIABILITIES	29,460	74,478

Commitments and contingent liabilities			26

SHAREHOLDERS' EQUITY
Common stock - Class A	400	400	27
CHF 0.01 par value
Authorized - 40,021,988 and 40,021,988 shares
Issued and outstanding - 40,021,988 and 40,021,988 shares
Common stock - Class B	1,475	1,472	27
CHF 0.05 par value
Authorized - 41,066,298 and 41,063,901
Issued - 28,824,086 and 28,769,797
Outstanding - 27,621,895 and 26,681,736
Share subscription in progress	6	-
Treasury stock, at cost (1,202,191 and 2,088,061 shares held)	(1,288)	(1,139)	27
Additional paid-in capital	212,036	201,373
Accumulated other comprehensive income / (loss)	(1,453)	100	28
Accumulated deficit	(189,161)	(197,348)
Total shareholders'equity (deficit) attributable to WISeKey shareholders	22,015	4,858
Noncontrolling interests in consolidated subsidiaries	(1,571)	(883)
Total shareholders'equity	20,444	3,975
TOTAL LIABILITIES AND EQUITY	49,904	78,453

The accompanying notes are an integral part of these consolidated financial statements.

4.	Consolidated Statements of Changes in Shareholders’ Equity/(Deficit)

	Number of common shares		Common Share Capital
USD'000	Class A	Class B	Class A	Class B	Total share capital	Treasury Shares	Additional paid-in capital	Share subscription in progress	Accumulated deficit	Accumulated other comprehensive income / (loss)	Total equity	Non controlling interests	Total equity
As at December 31, 2017	40,021,988	24,590,918	400	1,261	1,661	-	189,152	-	(180,554)	(650)	9,608	(883)	8,725
Common stock issued[1]	-	1,761,021	-	90	90	-	7,663	-	-	-	7,753	-	7,753
Options exercised	-	159,461	-	8	8	-	205	-	-	-	213	-	213
Stock-based compensation	-	-	-	-	-	-	1,660	-	-	-	1,660	-	1,660
Changes in treasury shares	-	2,000,000	-	100	100	(2,177)	619	-	-	-	(1,458)	-	(1,458)
Impact of ASU2016-01 on marketable
securities	-	-	-	-	-	-	-	-	(375)	375	-	-	-
Liquidation of subsidiaries	-	-	-	-	-	-	-	-	-	(43)	(43)	-	(43)
Yorkville SEDA	-	258,397	-	13	13	1,038	606	-	-	-	1,657	-	1,657
Acquisition of QuoVadis Group
noncontrolling interest	-	-	-	-	-	-	1,101	-	-	-	1,101	-	1,101
Creation of WISeCoin AG	-	-	-	-	-	-	-	-	-	-	-	10	10
Crede convertible loan	-	-	-	-	-	-	368	-	-	-	368	-	368
Net loss	-	-	-	-	-	-	-	-	(16,278)	-	(16,278)	13	(16,265)
Other comprehensive income / (loss)	-	-	-	-	-	-	-	-	-	418	418	(23)	395
Deemed dividend	-	-	-	-	-	-	-	-	(141)	-	(141)	-	(141)
As at December 31, 2018	40,021,988	28,769,797	400	1,472	1,872	(1,139)	201,373	-	(197,348)	100	4,858	(883)	3,975
Common stock issued[1]	-	-	-	-	-	-	-	-	-	-	-	-	-
Options exercised	-	54,289	-	3	3	-	3,375	-	-	-	3,378	-	3,378
Stock-based compensation	-	-	-	-	-	-	5,414	6	-	-	5,420	-	5,420
Changes in treasury shares	-	-	-	-	-	(534)	-	-	-	-	(534)	-	(534)
Sale of QuoVadis Group	-	-	-	-	-	-	-	-	-	34	34	131	165

Change in Ownership in WISeKey SA	-	-	-	-	-	29	(159)	-	-	(10)	(140)	41	(99)
Liquidation of subsidiaries	-	-	-	-	-	-	-	-	-	(21)	(21)	-	(21)
Yorkville SEDA	-	-	-	-	-	296	632	-	-	-	928	-	928
Crede convertible loan	-	-	-	-	-	549	1,075	-	-	-	1,624	-	1,624
Yorkville convertible loan	-	-	-	-	-	-	326	-	-	-	326	-	326
Share buyback program	-	-	-	-	-	(489)	-	-	-	-	(489)	-	(489)
Net loss	-	-	-	-	-	-	-	-	8,187	-	8,187	(733)	7,454
Other comprehensive income / (loss)	-	-	-	-	-	-	-	-	-	(1,556)	(1,556)	(127)	(1,683)
As at December 31, 2019	40,021,988	28,824,086	400	1,475	1,875	(1,288)	212,036	6	(189,161)	(1,453)	22,015	(1,571)	20,444

1.	The articles of association of the Company had not been fully updated as of December 31, 2019 with the shares issued out of conditional capital.

The accompanying notes are an integral part of these consolidated financial statements.

5.	Consolidated Statements of Cash Flows

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2019	2018	2017

Cash Flows from operating activities:
Net Income (loss)	7,454	(16,265)	(24,750)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant & equipment	821	1,437	1,376
Amortization of intangible assets	534	2,047	3,645
Interest and amortization of debt discount	783	1,165	1,467
Loss / (gain) on derivative liability	(214)	-	98
Loss on debt extinguishment	1,326	-	7,067
Stock-based compensation	5,414	1,660	2,232
Bad debt expense	99	276	537
Inventory obsolescence impairment	535	284	(2,277)
Deferred tax asset write-off	-	161	132
Loss /(gain) on disposal of property and equipment	-	-	(49)
Income tax expense / (recovery) net of cash paid	(17)	(152)	(1,115)
Release of provision	-	(218)	(1,700)
Other non cash expenses /(income)
Expenses settled in equity	40	1,685	-
Gain on disposal of a business	(31,100)	-	-
Other	80	-	-
Unrealized and non cash foreign currency transactions	157	(201)	(365)

Changes in operating assets and liabilities, net of effects of businesses acquired
Decrease (increase) in accounts receivables	1,346	(2,898)	2,591
Decrease (increase) in inventories	1,399	(722)	(480)
Decrease (increase) in other current assets, net	(84)	(4,385)	(45)
Decrease (increase) in deferred research & development tax credits, net	19	279	-
Decrease (increase) in other noncurrent assets, net	(77)	(63)	-
Increase (decrease) in accounts payable	(1,765)	(126)	1,509
Increase (decrease) in deferred revenue, current	25	3,007	1,915
Increase (decrease) in income taxes payable	(362)	349	149
Increase (decrease) in other current liabilities	(217)	1,312	198
Increase (decrease) in deferred revenue, noncurrent	2,247	2,985	2,710
Increase (decrease) in defined benefit pension liability	258	(109)	711
Increase (decrease) in other noncurrent liabilities	(2,592)	-	(487)
Net cash provided by (used in) operating activities	(13,891)	(8,492)	(4,931)

Cash Flows from investing activities:
Sale / (acquisition) of equity securities	(4,000)	(3,000)	-
Sale / (acquisition) of property, plant and equipment	(293)	(1,244)	(669)
Decrease / (increase) in notes receivables	-	-	(554)
Sale / (acquisition) of a business, net of cash and cash equivalents divested	40,919	-	(11,629)
Net cash provided by (used in) investing activities	36,626	(4,244)	(12,852)

Cash Flows from financing activities:
Proceeds from options exercises	3,412	217	36
Proceeds from issuance of Common Stock	1,112	2,904	5,039
Proceeds from convertible loan issuance	2,860	3,000	-
Proceeds from debt	4,030	7,656	20,984
Repayments of debt	(27,631)	(1,001)	(550)
Payments of debt issue costs	(42)	-	-
Repurchase of treasury shares	(1,025)	(900)	-
Net cash provided by (used in) financing activities	(17,284)	11,876	25,509

Effect of exchange rate changes on cash and cash equivalents	41	(200)	(733)

Cash and cash equivalents
Net increase (decrease) during the period	5,492	(1,060)	6,993
Balance, beginning of period	11,154	12,214	5,221
Balance, end of period	16,646	11,154	12,214

Reconciliation to balance sheet
Cash and cash equivalents from continuing operations	12,121	9,146	9,583
Restricted cash, current from continuing operations	2,525	618	-
Restricted cash, noncurrent from continuing operations	2,000	-	-
Cash and cash equivalents from discontinued operations	-	1,390	2,631
Balance, end of period	16,646	11,154	12,214

Supplemental cash flow information
Cash paid for interest, net of amounts capitalized	756	772	250
Cash paid for incomes taxes	12	72	78
Noncash conversion of convertible loans into common stock	1,771	-	-
Restricted cash received for share subscription in progress	5	2,020	-
Issuance of shares in relation to the acquisition of QuoVadis	-	-	4,307
Issuance / (redemption) of redeemable preferred stock	-	(5,021)	4,340
Issuance of common stock to purchase non-controlling interest	-	3,920	3,474
Deemed dividend	-	141	540
Settlement of Carlos Moreira's loan in shares	-	473	-
Payment of SEDA fees in shares	-	(500)	-
Conversion of loan receivable into equity securities	-	-	799
ROU assets obtained from finance lease	321	-	-
ROU assets obtained from operating lease	3,768	-	-

The accompanying notes are an integral part of these consolidated financial statements.

6.	Notes to the Consolidated Financial Statements

Note 1.	The WISeKey Group

WISeKey International Holding AG, together with its consolidated subsidiaries (“WISeKey” or the “Group” or the “WISeKey Group”), has its headquarters in Switzerland. WISeKey International Holding AG, the ultimate parent of the WISeKey Group, was incorporated in December 2015 and is listed on the Swiss Stock Exchange, SIX SAG with the valor symbol “WIHN” since March 2016 and on the NASDAQ Capital Market exchange with the valor symbol “WKEY” since December 2019.

The Group develops, markets, hosts and supports a range of solutions that enable the secure digital identification of people, content and objects, by generating digital identities that enable its clients to monetize their existing user bases and at the same time, expand its own eco-system. WISeKey generates digital identities from its current products and services in Cybersecurity Services, IoT (internet of Things), Digital Brand Management and Mobile Security.

The Group leads a carefully planned vertical integration strategy through acquisitions of companies in the industry. The strategic objective is to provide integrated services to its customers and also achieve cross-selling and synergies across WISeKey. Through this vertical integration strategy, WISeKey anticipates being able to generate profits in the near future.

Note 2.	Future operations and going concern

The Group experienced a loss from operations in this reporting period but a net income of USD 7.5 million following the divestiture of WISeKey (Bermuda) Holding Ltd (formerly named QV Holdings Ltd) and its affiliates (together “QuoVadis” or the “QuoVadis Group”) to Digicert Inc, which generated a net cash inflow of USD 37.7 million and allowed WISeKey to repay in full the line of Credit it had contracted with ExWorks Capital Fund I, L.P. (“ExWorks”) in an amount of USD 25.4 million (see Note 24).

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern.

The Group incurred a net operating loss from continuing operations of USD 20.5 million and had positive adjusted working capital of USD 3.5 million as at December 31, 2019, calculated as the difference between current assets and current liabilities net of current deferred revenue. Based on the Group’s cash projections for the next 12 months to March 31, 2021, it will need approximately USD 2.1 million to fund operations and financial commitments. Historically, the Group has been dependent on equity financing to augment the operating cash flow to cover its cash requirements. Any additional equity financing may be dilutive to shareholders.

In the year 2019, the Group secured two loans: (a) a Convertible Loan Agreement (the “Yorkville Convertible Loan”) with YA II PN, Ltd. a fund managed by Yorkville Advisors Global, LLC (“Yorkville”) for an amount of USD 3.5 million, with an interest rate of 6% per annum, repayable by August 01, 2020 in monthly instalments starting August 01 2019 either in cash or in WIHN class B Shares, and (b) a credit agreement between WISeCoin AG and ExWorks in an amount of USD 4 million, repayable by April 04, 2020, with an annual interest rate of 10%, secured on the shares of WISeCoin AG with the option to convert principal repayment, interest charges and fees into WISeSecurity Tokens issued by WISeCoin AG.

In 2020 prior to the release of this annual report, WISeKey signed a new convertible loan agreement for a total amount of USD 4 million repayable in monthly instalments starting March 30, 2020 in cash or, at Yorkville’s election, in class B shares (see Note 40). The new convertible loan agreement bears an interest rate of 6% per annum payable monthly in arrears and matures on April 30, 2021. This new agreement replaces the existing Yorkville Convertible Loan signed on June 27, 2019. The remaining balance of USD 2.3 million under the Yorkville Convertible Loan was rolled over into the new agreement, which means that the loan generated a net cash inflow of USD 1.7 million. The amount of USD 2.1 million required to fund operations and financial commitments until March 31, 2021 takes into account the net cash inflow of USD 1.7 million from this new convertible loan agreement.

These loans demonstrate the availability of lenders to support the WISeKey Group in its activities and development. See Note 24 for detail on these loans.

On January 19, 2016, the Group had closed a Share Subscription Facility (the “Share Subscription Facility”, the “GEM Facility”) with GEM LLC (Global Equity Markets, “GEM”) which is a CHF 60.0 million facility over 5 years and allows the Group to draw down funds at its option in exchange for WIHN class B shares (see Note 24 for detail). The mechanics of the deal allow for a drawdown essentially 18 times in a year, the amount being in a range related to the trading volume and price of the WIHN class B share trading on the SIX Swiss Stock Exchange. The drawdown amount is based on 90% of the average closing price of the last 15 trading days multiplied by 1,000% of the average volume of the last 15 trading days. GEM can then elect to purchase between 50% and 200% of this figure. In year 2019, WISeKey made no drawdowns under the GEM Facility. Therefore, as at December 31, 2019, the outstanding facility available remained CHF 56.1 million.

On February 08, 2018 the Group entered into a Standby Equity Distribution Agreement (“SEDA”) with Yorkville (see Note 24 for detail). Pursuant to the SEDA, Yorkville commits to provide equity financing to WISeKey in the aggregate amount of up to CHF 50.0 million in exchange for Class B Shares over a three-year period. Provided that a sufficient number of Class B Shares is provided through share lending, WISeKey has the right to make drawdowns under the SEDA, at its discretion, by requesting Yorkville to subscribe for (if the Class B Shares are issued out of authorized share capital) or purchase (if the Class B Shares are delivered out of treasury) Class B Shares worth up to CHF 5.0 million by drawdown, subject to certain exceptions and limitations. In the year 2018, WISeKey made four drawdowns under the SEDA Facility, for a total amount of CHF 1.7 million. In the year 2019, WISeKey made five drawdowns for CHF 1.1 million. As at December 31, 2019, the outstanding equity financing available was CHF 47.1 million. On March 04, 2020, the SEDA was extended by 24 months to March 31, 2023.

Both the GEM Facility and the SEDA will be used as a safeguard should there be any difficulties in raising the necessary funds to cover the USD 2.1 million projected cash outflow noted above.

Based on the foregoing, Management believe it is correct to present these figures on a going concern basis.

Note 3.	Basis of presentation

The consolidated financial statements are prepared in accordance with the Generally Accepted Accounting Principles in the United States of America (“US GAAP”) as set forth in the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC). All amounts are in United States dollars (“USD”) unless otherwise stated.

Note 4.	Summary of significant accounting policies

Fiscal Year

The Group’s fiscal year ends on December 31.

Principles of Consolidation

The consolidated financial statements include the accounts of WISeKey and its wholly-owned or majority-owned subsidiaries over which the Group has control.

The consolidated comprehensive loss and net loss of non-wholly owned subsidiaries is attributed to owners of the Group and to the noncontrolling interests in proportion to their relative ownership interests.

Intercompany income and expenses, including unrealized gross profits from internal group transactions and intercompany receivables, payables and loans have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make certain estimates, judgments and assumptions. We believe these estimates, judgements and assumptions are reasonable, based upon information available at the time they were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are differences between these estimates, judgments or assumptions and the actual results, our consolidated financial statements will be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by US GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting from available alternatives would not produce a materially different result.

Foreign Currency

In general, the functional currency of a foreign operation is the local currency. Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. The effects of foreign currency translation adjustments are included in stockholders’ equity as a component of accumulated other comprehensive income/loss. The Group's reporting currency is USD.

Cash and Cash Equivalents

Cash consists of deposits held at major banks that are readily available. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments.

Accounts Receivable

Receivables represent rights to consideration that are unconditional and consist of amounts billed and currently due from customers, and revenues that have been recognized for accounting purposes but not yet billed to customers. The Group extends credit to customers in the normal course of business and in line with industry practices.

Allowance for Doubtful Accounts

We record allowance for doubtful accounts based upon a specific review of all outstanding invoices. We write off a receivable and charge it against its recorded allowance when we have exhausted our collection efforts without success.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs are calculated using standard costs, approximating average costs. Finished goods and work-in-progress inventories include material, labor and manufacturing overhead costs. The Group records write-downs on inventory based on an analysis of obsolescence or a comparison to the anticipated demand or market value based on a consideration of marketability and product maturity, demand forecasts, historical trends and assumptions about future demand and market conditions.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives which range from 1 to 8 years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the lease terms, as appropriate. Property, plant and equipment are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Intangible Assets

Those intangible assets that are considered to have a finite useful life are amortized over their useful lives, which generally range from 1 to 14 years. Each period we evaluate the estimated remaining useful lives of intangible assets and whether events or changes in circumstances require a revision to the remaining periods of amortization or that an impairment review be carried out. As at December 31, 2018 and 2017, all intangible assets held by the Group have been determined to have a finite life.

Leases

In line with ASC 842, the Group, as a lessee, recognizes right-of-use assets and related lease liabilities on its balance sheet for all arrangements with terms longer than twelve months, and reviews its leases for classification between operating and finance leases. Obligations recorded under operating and finance leases are identified separately on the balance sheet. Assets under finance leases and their accumulated amortization are disclosed separately in the notes. Operating and finance lease assets and operating and finance lease liabilities are measured initially at an amount equal to the present value of minimum lease payments during the lease term, as at the beginning of the lease term.

We have elected the short-term lease practical expedient whereby we do not present short-term leases on the consolidated balance sheet as these leases have a lease term of 12 months or less at lease inception and do not contain purchase options or renewal terms that we are reasonably certain to exercise.

We have also elected the practical expedients related to lease classification of leases that commenced before the effective date of ASC 842.

We adopted ASC 842 as of January 01, 2019 using the cumulative effect adjustment approach. Accordingly, previously reported financial statements, including footnote disclosures, have not been restated to reflect the application of the new standard to all comparative periods presented.

Goodwill and Other Indefinite-Lived Intangible Assets:

Goodwill and other indefinite-lived intangible assets are not amortized, but are subject to impairment analysis at least once annually.

Goodwill is allocated to the reporting unit in which the business that created the goodwill resides. A reporting unit is an operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. We review our goodwill and indefinite lived intangible assets annually for impairment, or sooner if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We use October 1st as our annual impairment test measurement date.

Equity Securities

Equity securities are any security representing an ownership interest in an entity or the right to acquire or dispose of an ownership interest in an entity at fixed or determinable prices, in accordance with ASC 321, i.e. investments that do not qualify for accounting as a derivative instrument, an investment in consolidated subsidiaries, or an investment accounted for under the equity method.

We account for these investments in equity securities at fair value at the reporting date, except for those investments without a readily determinable fair value where we have elected the measurement at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, in line with ASC 321. Changes in fair value are accounted for in the income statement as a non-operating income/expense.

Provision for Onerous Contracts

The Group recognizes a provision where the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably estimated. It is recorded in Other Liabilities.

Revenue Recognition

WISeKey’s policy is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, WISeKey applies the following steps:

-	Step 1: Identify the contract(s) with a customer.

-	Step 2: Identify the performance obligations in the contract.

-	Step 3: Determine the transaction price.

-	Step 4: Allocate the transaction price to the performance obligations in the contract.

-	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. We typically allocate the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract. If a standalone price is not observable, we use estimates.

The Group recognizes revenue when it satisfies a performance obligation by transferring control over goods or services to a customer. The transfer may be done at a point in time (typically for goods) or over time (typically for services). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. For performance obligations satisfied over time, the revenue is recognized over time, most frequently on a prorata temporis basis as most of the services provided by the Group relate to a set performance period.

If the Group determines that the performance obligation is not satisfied, it will defer recognition of revenue until it is satisfied.

We present revenue net of sales taxes and any similar assessments.

The Group delivers products and records revenue pursuant to commercial agreements with its customers, generally in the form of an approved purchase order or sales contract.

Where products are sold under warranty, the customer is granted a right of return which, when exercised, may result in either a full or partial refund of any consideration received, or a credit that can be applied against amounts owed, or that will be owed, to WISeKey. For any amount received or receivable for which we do not expect to be entitled to because the customer has exercised its right of return, we recognize those amounts as a refund liability.

Contract Assets

Contract assets consists of accrued revenue where WISeKey has fulfilled its performance obligation towards the customer but the corresponding invoice has not yet been issued. Upon invoicing, the asset is reclassified to trade accounts receivable until payment.

Deferred Revenue

Deferred revenue consists of amounts that have been invoiced and paid but have not been recognized as revenue. Deferred revenue that will be realized during the succeeding 12-month period is recorded as current and the remaining deferred revenue recorded as non-current. This would relate to multi-year certificates or licenses.

Contract Liability

Contract liability consists of either:

-	amounts that have been invoiced and not yet paid, nor recognized as revenue. Upon payment, the liability is reclassified to deferred revenue if the amounts still have not been recognized as revenue. Contract liability that will be realized during the succeeding 12-month period is recorded as current and the remaining contract liability recorded as non-current. This would relate to multi-year certificates or licenses.

-	advances from customers not supported by invoices.

Sales Commissions

Sales commission expenses where revenue is recognized are recorded in the period of revenue recognition.

Cost of Sales

Our cost of sales consists primarily of expenses associated with the delivery and distribution of our services and products. These include expenses related to the license to the Global Cryptographic ROOT Key, the global Certification authorities as well as the digital certificates for people, servers and objects, expenses related to the preparation of our secure elements and the technical support provided on the Group's ongoing production and on the ramp-up phase, including materials, labor, test and assembly suppliers, and subcontractors, freights costs, as well as the amortization of probes, wafers and other items that are used in the production process.

Research and Development and Software Development Costs

All research and development costs and software development costs are expensed as incurred.

Advertising Costs

All advertising costs are expensed as incurred.

Pension Plan

The Group maintains two defined benefit post retirement plans:

-	one that covers all employees working for WISeKey SA in Switzerland, and

-	one for the French employees of WISeKey Semiconductors SAS.

In accordance with ASC 715-30, Defined Benefit Plans – Pension, the Group recognizes the funded status of the plan in the balance sheet. Actuarial gains and losses are recorded in accumulated other comprehensive income / (loss).

Stock-based Compensation

Stock-based compensation costs are recognized in earnings using the fair-value based method for all awards granted. Fair values of options and awards granted are estimated using a Black-Scholes option pricing model. The model’s input assumptions are determined based on available internal and external data sources. The risk-free rate used in the model is based on the Swiss treasury rate for the expected contractual term. Expected volatility is based on historical volatility of WIHN class B shares.

Compensation costs for unvested stock options and awards are recognized in earnings over the requisite service period based on the fair value of those options and awards at the grant date.

In accordance with the Group’s adoption of ASU 2018-07 from January 01, 2019, the treatment of nonemployee share-based payments, previously subject to ASC 505, was aligned with existing guidance on employee share-based payments in ASC 718. As a result, nonemployee share-based payment transactions are measured by estimating the fair value of the equity instruments that an entity is obligated to issue and the measurement date will be consistent with the measurement date for employee share-based payment awards (i.e., grant date for equity-classified awards).

Income Taxes

Taxes on income are accrued in the same period as the revenues and expenses to which they relate.

Deferred taxes are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the balance sheet of our companies prepared for consolidation purposes, with the exception of temporary differences arising on investments in foreign subsidiaries where WISeKey has plans to permanently reinvest profits into the foreign subsidiaries.

Deferred tax assets on tax loss carry-forwards are only recognized to the extent that it is “more likely than not” that future profits will be available and the tax loss carry-forward can be utilized.

Changes to tax laws or tax rates enacted at the balance sheet date are taken into account in the determination of the applicable tax rate provided that they are likely to be applicable in the period when the deferred tax assets or tax liabilities are realized.

WISeKey is required to pay income taxes in a number of countries. WISeKey recognizes the benefit of uncertain tax positions in the financial statements when it is more likely than not that the position will be sustained on examination by the tax authorities. The benefit recognized is the largest amount of tax benefit that is greater than 50 percent likely of being realized on settlement with the tax authority, assuming full knowledge of the position and all relevant facts. WISeKey adjusts its recognition of these uncertain tax benefits in the period in which new information is available impacting either the recognition or measurement of its uncertain tax positions.

Research Tax Credits

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. Our subsidiary WISeKey Semiconductors SAS is eligible to receive such tax credits.

These research tax credits are presented as a reduction of Research & development expenses in the income statement when companies that have qualifying expenses can receive such grants in the form of a tax credit irrespective of taxes ever paid or ever to be paid, the corresponding research and development efforts have been completed and the supporting documentation is available. The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first. The tax credits are included in noncurrent deferred tax credits in the balance sheet in line with ASU 2015-17.

Earnings per Share

Basic earnings per share are calculated using WISeKey International Holding AG’s weighted-average outstanding common shares. When the effects are not antidilutive, diluted earnings per share is calculated using the weighted-average outstanding common shares and the dilutive effect of stock options as determined under the treasury stock method.

Segment Reporting

Our chief operating decision maker, who is also our Chief Executive Officer, regularly reviews information collated into two segments for purposes of allocating resources and assessing budgets and performance. We report our financial performance based on this segment structure described in Note 35.

Recent Accounting Pronouncements

Adoption of new FASB Accounting Standard in the current year – Prior-Year Financial Statements not restated:

In 2019, the Group adopted ASU 2016-02, Leases (Topic 842), which, under its core principle, requires a lessee to recognize lease assets and liabilities on the balance sheet for all arrangements with terms longer than 12 months. The Group also adopted ASU 2018-11, Leases (Topic 842), and ASU 2018-10, Codification improvements to Topic 842, which provides a new transition method and a practical expedient for separating components of a contract intended to reduce costs and ease implementation of the lease standard for financial statement preparers. There have also been some practical expedients provided with the aim of simplifying adoption and the Group has elected to apply these. The practical expedients allow that an entity need not reassess any expired or existing contracts, nor reassess the lease classification for expired or existing leases, nor reassess initial direct costs for existing leases. They must all be applied as a package. Following on from ASU 2018-11, entities are permitted to elect not to restate comparative periods in the period of adoption. The Group has elected to follow this guidance.

As a result of the adoption of ASU 2016-02, the Group, as a lessee, recognized right-of-use assets and related lease liabilities on its balance sheet for all arrangements with terms longer than twelve months from January 01, 2019. In line with the practical expedients, WISeKey did not reassess any expired or existing contracts, nor reassess the lease classification for expired or existing leases, nor reassess initial direct costs for existing leases. The majority of leases held as at January 01, 2019 (the application date) were classified as operating leases in prior periods and should continue to be treated as such. There was no material impact on the Group’s results of operations in 2019 upon adoption of the new standard.

We adopted ASC 842 as of January 01, 2019 using the cumulative effect adjustment approach. Accordingly, previously reported financial statements, including footnote disclosures, have not been recast to reflect the application of the new standard to all comparative periods presented. Financial statements for the year ended December 31, 2018 have not been restated.

The Group's disclosures regarding its leasing activities have been expanded to enable users of our consolidated financial statements to better understand the impact from leasing. Information regarding our adoption of ASU 2016-02 and its impact on the Group's consolidated financial statements and related disclosures is provided in Note 4 in the Leases subsection and in Note 17.

In 2019, the Group adopted ASU 2018-07, Compensation-Stock Compensation, which supersedes most of the prior accounting guidance on nonemployee share-based payments, and instead aligns it with existing guidance on employee share-based payments in ASC 718. As a result, nonemployee share-based payment transactions were measured by estimating the fair value of the equity instruments that an entity is obligated to issue and the measurement date is consistent with the measurement date for employee share-based payment awards. WISeKey was required to measure these nonemployee awards at fair value as of the beginning of the fiscal year of adoption. Because all costs were recognized in 2018, there was no impact on the Group results of operations or financial condition in 2019 upon adoption of the new standard.

New FASB Accounting Standard to be adopted in the future:

In August 2018, The FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.

Summary: ASU 2018-13 modifies the disclosure requirements on fair value measurements in Topic 820 as follows:

The following disclosure requirements were removed from Topic 820:

•	The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; The policy for timing of transfers between levels;

•	The valuation processes for Level 3 fair value measurements; and for non-public entities, the changes in unrealized gains and losses for the period included in earnings for recurring Level 3 fair value measurements held at the end of the reporting period.

The following disclosure requirements were modified in Topic 820:

•	In lieu of a rollforward for Level 3 fair value measurements, a non-public entity is required to disclose transfers into and out of Level 3 of the fair value hierarchy and purchases and issues of Level 3 assets and liabilities; for investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly; and the amendments clarify that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date.

The following disclosure requirements were added to Topic 820:

•	The changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. For certain unobservable inputs, an entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. In addition, the amendments eliminate at a minimum from the phrase “an entity shall disclose at a minimum” to promote the appropriate exercise of discretion by entities when considering fair value measurement disclosures and to clarify that materiality is an appropriate consideration of entities and their auditors when evaluating disclosure requirements.

Effective Date: The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date.

The Group expects to adopt all of the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In August 2018, The FASB issued ASU 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans.

Summary: ASU 2018-14 applies to all employers that sponsor defined benefit pension or other postretirement plans. The amendments modify the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans.

ASU 2018-14 deletes the following disclosure requirements:

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the next fiscal year; the amount and timing of plan assets expected to be returned to the employer; related party disclosures about the amount of future annual benefits covered by insurance and annuity contracts and significant transactions between the employer or related parties and the plan.

For public entities, the effects of a one-percentage-point change in assumed health care cost trend rates on the (a) aggregate of the service and interest cost components of net periodic benefit costs and (b) benefit obligation for postretirement health care benefits.

ASU 2018-14 adds/clarifies disclosure requirements related to the following:

The weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates; An explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period; The projected benefit obligation (PBO) and fair value of plan assets for plans with PBOs in excess of plan assets; The accumulated benefit obligation (ABO) and fair value of plan assets for plans with ABOs in excess of plan assets.

Effective Date: The amendments are effective for fiscal years ending after December 15, 2020 for public business entities. Early adoption is permitted. The Group expects to adopt all of the aforementioned guidance when effective. Management does not expect the aforementioned guidance to have an impact on its consolidated financial statements, other than the required changes in disclosures.

In April 2019, The FASB issued Accounting Standards Update (ASU) No. 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, Codification improvements:

Summary: ASU 2019-04 clarifies and improves areas of guidance related to the recently issued standards on credit losses, hedging, and recognition and measurement of financial instruments to ASU 2016-01, 2016-13 & 2017-12. Since issuance of these standards, the FASB has identified areas that need clarification and correction, resulting in changes similar to those issues under its ongoing Codification improvements.

Effective Date: The amendments related to ASU 2016-01 are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is generally permitted.

The Company expects to adopt all of the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In December 2019, The FASB issued Accounting Standards Update (ASU) no 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (the ASU), as part as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. The FASB’s amendments primarily impact ASC 740, Income Taxes,  and may impact both interim and annual reporting periods.

It eliminates the need for an organization to analyze whether the following apply in a given period:

•	Exception to the incremental approach for intraperiod tax allocation;

•	Exceptions to accounting for basis differences when there are ownership changes in foreign investments; and

•	Exception in interim period income tax accounting for year-to-date losses that exceed anticipated losses.

The ASU also improves financial statement preparers’ application of income tax-related guidance and simplifies GAAP for:

•	Franchise taxes that are partially based on income;

•	Transactions with a government that result in a step up in the tax basis of goodwill;

•	Separate financial statements of legal entities that are not subject to tax; and

•	Enacted changes in tax laws in interim periods.

Effective Date: The amendments related to ASU 2019-12 are effective for public business entities for annual reporting periods beginning after December 15, 2020, and interim periods within those reporting periods. Early adoption is permitted in any interim or annual period, with any adjustments reflected as of the beginning of the fiscal year of adoption.

The Company expects to adopt all of the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

Note 5.	Concentration of credit risks

Financial instruments that are potentially subject to credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Our cash is held with large financial institutions. Management believes that the financial institutions that hold our investments are financially sound and accordingly, are subject to minimal credit risk. Deposits held with banks may exceed the amount of insurance provided on such deposits.

The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. We generally do not require collateral on trade accounts receivable. Summarized below are the clients whose revenue were 10% or higher than the respective total consolidated net sales for fiscal years 2019, 2018 and 2017, and the clients whose trade accounts receivable balances were 10% or higher than the respective total consolidated trade accounts receivable balance for fiscal years 2019 and 2018:

	Revenue concentration (% of total net sales)			Receivables concentration (% of total accounts receivable)
	Year to December 31, 2019	Year to December 31, 2018	Year to December 31, 2017	As at December 31, 2019	As at December 31, 2018
IoT operating segment
Multinational electronics contract manufacturing company	12%	8%	7%	19%	12%
International luxury watch company	6%	2%	3%	13%	4%
International packaging solutions, technology and chips	11%	3%	3%	0%	3%
International aduio software and hardware solutions company	2%	0%	0%	11%	0%

Note 6.	Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:

•  Level 1, defined as observable inputs such as quoted prices in active markets;

•  Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•  Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

	As at December 31, 2019		As at December 31, 2018		Fair value level
USD'000	Carrying amount	Fair value	Carrying amount	Fair value		Note ref.
Amortized costs fair value measurements
Accounts receivable	3,770	3,770	7,620	7,620	3	9
Notes receivable from related parties	-	-	8	8	3	40
Notes receivable, noncurrent	23	23	-	-	3	12
Equity securities, at cost	7,000	7,000	7,000	7,000	3	19
Accounts payable	10,713	10,713	12,917	12,917	3	21
Notes payable	4,104	4,104	6,797	6,797	3	22
Convertible note payable, current	3,226	3,226	-	-	3	24
Convertible note payable, noncurrent	-	-	23,940	23,940	3	24
Recurring fair value measurements
Equity securities, at fair value	756	756	857	857	1	13
Derivative liabilities, current	44	44	-	-	3	6

In addition to the methods and assumptions we use to record the fair value of financial instruments as discussed in the Fair Value Measurements section above, we used the following methods and assumptions to estimate the fair value of our financial instruments:

-	Accounts receivable – carrying amount approximated fair value due to their short-term nature.

-	Notes receivable from related parties – carrying amount approximated fair value due to their short-term nature.

-	Notes receivable, noncurrent- carrying amount approximated fair value.

-	Equity securities, at cost - no readily determinable fair value, measured at cost minus impairment

-	Accounts payable – carrying amount approximated fair value due to their short-term nature.

-	Notes payable – carrying amount approximated fair value.

-	Convertible note payable current and noncurrent- carrying amount approximated fair value.

-	Equity securities, at fair value - fair value remeasured as at reporting period.

Derivative liabilities, current - fair value remeasured as at reporting.

Derivative liabilities

In 2019, the Group held one derivative instrument which was measured at estimated fair value on a recurring basis and linked to embedded conversion option in the Yorkville Convertible Loan signed on June 27, 2019 (see Note 24).

The convertible note has a maturity date of August 01, 2020. It contains a conversion option into WIHN Class B shares at the election of the holder, which may be exercised at each monthly repayment date, covering any amount outstanding (principal and/or interests) that may be settled. The exercise price is set at CHF 3.00 with antidilution provision adjustments as further described in Note 24.

In line with ASU 2014-16, the convertible note was assessed as a hybrid instrument, being a debt instrument with an equity-linked component (the conversion option). Per ASC 815-10, the embedded conversion option met the definition of a derivative and was accounted for separately.

The hosting debt instrument was recorded using the residual method.

The derivative component (the conversion option) was fair valued using a binomial lattice model, building in quoted market prices of WIHN class B shares, and inputs such as time value of money, volatility, and risk-free interest rates. It was valued at inception at USD 257,435, and was allocated between current and noncurrent on a prorata temporis basis according to the monthly repayment schedule. The derivative component will be revalued at fair value at each reporting date in line with ASC 815-15-30-1.

In 2019, WISeKey made five repayments in cash of the Yorkville Convertible Loan, resulting in the following gain or loss on derivative:

-	On August 15, 2019, WISeKey repaid USD 237,392 of the principal.

-	On September 01, 2019, WISeKey repaid USD 69,847 of the principal.

-	On September 17, 2019, WISeKey repaid USD 195,173 of the principal.

-	On October 10, 2019, WISeKey repaid USD 249,999 of the principal.

-	On November 07, 2019, WISeKey repaid USD 410,196 of the principal.

The derivative component was measured at fair value at the reporting date at USD 43,655, all in current derivative liabilities. Therefore, for the year ended December 31, 2019, WISeKey recorded in the income statement, a net gain on derivative of USD 213,780 and a net debt discount amortization expense of USD 468,265.

Derivative liabilities	USD'000
Balance as at December 31, 2017	-
Balance as at December 31, 2018	-
Fair value of the derivative instrument (conversion option)	258
Gain on derivative recognized as a separate line in the statement of loss	(214)
Balance as at December 31, 2019	44

Note 7.	Cash and cash equivalents

Cash consists of deposits held at major banks.

Note 8.	Restricted cash

Restricted cash as at December 31, 2019 is made up of:

-	USD 4.5 million of the consideration for the sale of QuoVadis which is held in an escrow account, and to be released in an amount of up to USD 2.5 million on January 16, 2020 and the remaining amount on January 16, 2021 (see Note 37 for further details and Note 40 Subsequent events), and

-	A balance of CHF 24,073 (USD 24,874) on the liquidity account funded by WISeKey in relation to the services provided by a market maker from August 10, 2018 until June 25, 2019.

As at December 31, 2018, the liquidity account had a balance of CHF 607,502, i.e. USD 617,796 at the reporting exchange rate. The carrying amounts approximate fair value due to the short maturities of these instruments. As part of the contract, WISeKey funded a liquidity account with CHF 1,000,000 on August 24, 2018.

Note 9.	Accounts receivable

The breakdown of the accounts receivable balance is detailed below:

	As at December 31,	As at December 31,
USD'000	2019	2018
Trade accounts receivable	3,643	7,607
Allowance for doubtful accounts	(25)	(4)
Accounts receivable from other related parties	119	1
Other accounts receivable	33	16
Total accounts receivable net of allowance for doubtful accounts	3,770	7,620

Note 10.	Inventories

Inventories consisted of the following:

	As at December 31,	As at December 31,
USD'000	2019	2018
Raw materials	636	1,342
Work in progress	2,151	2,844
Total inventories	2,787	4,186

In the years ended December 31, 2019, 2018 and 2017, the Group recorded inventory obsolescence charges in the income statement of respectively USD 26,249, USD 90,567 and USD 2,537 on raw materials, and USD 508,938, USD 193,213 and USD 2,274,710 on work in progress.

Note 11.	Other current assets

Other current assets consisted of the following:

	As at December 31,	As at December 31,
USD'000	2019	2018
Value-Added Tax Receivable	1,449	858
Advanced payment to suppliers	7	53
Deposits, current	9	4
Other currrent assets	4	4
Total other current assets	1,469	919

Note 12.	Notes receivable, noncurrent

As at December 31, 2019, the noncurrent notes receivable consisted of a loan to an employee for CHF 21,780 (USD 22,504). From April 01, 2019, WISeKey has agreed to lend CHF 2,420 per month to an employee over a period of 24 months, at an interest rate of 0.5% per annum. The loan and accrued interest are to be repaid in full on or before December 31, 2021. In exchange for the loan, the employee has pledged the 60,000 ESOP options that he holds on WIHN class B shares.

As at December 31, 2018, the noncurrent notes receivable balance was nil.

Note 13.	Equity securities, at fair value

On March 29, 2017, the Group announced that the respective boards of directors of WISeKey and OpenLimit Holding AG (DE: O5H) (“OpenLimit“) had decided that discussions in relation to a possible merger transaction between WISeKey and OpenLimit as previously announced on July 25, 2016 were not being further pursued. The interim financing provided by WISeKey to OpenLimit in a principal amount of EUR 750,000 was, in accordance with applicable terms of a convertible loan agreement, converted into OpenLimit Shares issued by OpenLimit out of its existing authorized share capital. The conversion price was set at 95% of the volume weighted average price (“VWAP”) of the OpenLimit shares traded on the Frankfurt stock exchange as reported by the Frankfurt stock exchange for the ten trading days immediately preceding and including March 29, 2017. WISeKey received 2,200,000 newly issued fully fungible listed OpenLimit Shares representing – post issuance of these new shares – an 8.4% stake in OpenLimit on an issued share basis. The effective conversion ratio was EUR 0.3409 per share. The equity securities were fair valued at market price on the date of the transaction to USD 846,561.

As at December 31, 2019, the fair value was recalculated using the closing market price on the XETRA of EUR 0.306 (USD 0.3435) and amounted to USD 755,802. The difference of USD 101,068 from the fair value at December 31, 2018 was accounted for in the income statement as a non-operational expense.

Note 14.	Deferred tax credits

Deferred tax credits consisted of the following:

	As at December 31,	As at December 31,
USD'000	2019	2018
Deferred research & development tax credits	2,487	2,505
Deferred other tax credits	1	36
Total deferred tax credits	2,488	2,541

WISeKey Semiconductors SAS and WISeCoin France R&D Lab SAS are eligible for Research tax credits provided by the French government (see Note 4 Summary of significant accounting policies). As at December 31, 2019, and 2018, the receivable balance in respect of these Research tax credits was respectively of USD 1,934,539 and USD 2,505,264 for WISeKey Semiconductors SAS, and USD 552,067 and USD nil for WISeCoin France R&D Lab SAS. The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first and is shown under noncurrent deferred tax assets in line with ASU 2015-17.

Note 15.	Property, plant and equipment

Property, plant and equipment, net consisted of the following.

	As at December 31,	As at December 31,
USD'000	2019	2018
Machinery & equipment	4,029	3,815
Office equipment and furniture	2,505	2,469
Computer equipment and licences	1,069	1,056
Total property, plant and equipment gross	7,603	7,340

Accumulated depreciation for:
Machinery & equipment	(2,508)	(1,828)
Office equipment and furniture	(2,270)	(2,169)
Computer equipment and licences	(1,024)	(973)
Total accumulated depreciation	(5,802)	(4,970)
Total property, plant and equipment from continuing operations, net	1,801	2,370
Depreciation charge from continuing operations for the year	821	855

No depreciation expense was recorded in cost of sales on the face of the income statement for the years 2019, 2018 and 2017.

The depreciation charge from continuing operations for the year 2017 was USD 894,328.

The useful economic life of property plant and equipment is as follow:

•	Office equipment and furniture:	2 to 5 years

•	Production masks	5 years

•	Production tools	3 years

•	Licenses	3 years

•	Software	1 year

Note 16.	Intangible assets

Intangible assets and future amortization expenses consisted of the following:

	As at December 31,	As at December 31,
USD'000	2019	2018
Trademarks	130	128
Patents	2,281	2,281
License agreements	10,758	10,615
Other intangibles	6,152	6,070
Total intangible assets gross	19,321	19,094
Accumulated amortization for:
Trademarks	(129)	(126)
Patents	(1,683)	(1,175)
License agreements	(10,757)	(10,591)
Other intangibles	(6,152)	(6,070)
Total accumulated amortization	(18,721)	(17,962)
Total intangible assets from continuing operations, net	600	1,132
Amortization charge from continuing operations for the year	534	460

The amortization charge from continuing operations for the year 2017 was USD 1,690,931.

The useful economic life of intangible assets is as follow:

•	Trademarks:	5 to 10 years

•	Patents	5 to 10 years

•	License agreements:	3 to 5 years

•	Other intangibles:	5 to 10 years

Future amortization charges are detailed below:

Year	USD'000
2020	600
Total intangible assets, net	600

Note 17.	Leases

WISeKey has historically entered into a number of lease arrangements under which it is the lessee. As at December 31, 2019, WISeKey holds one finance lease for IT equipment in our datacenter, 6 operating leases, and 9 short-term leases. One of its short-term leases is for a vehicle, whilst all other short-term and operating leases relate to premises. We do not sublease. All of our operating leases include multiple optional renewal periods which are not reasonably certain to be exercised. The finance lease contains an option to purchase the assets at the end of the lease which we have assumed will be exercised and so has been included in the calculation of the right of use asset and lease liability.

We have elected the short-term lease practical expedient related to leases of various premises and equipment. We have elected the practical expedients related to lease classification of leases that commenced before the effective date of ASC 842.

In the years 2019, 2018, and 2017 we recognized rent expenses associated with our leases as follows:

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2019	2018	2017
Finance lease cost:
Amortization of right-of-use assets	31	-	-
Interest on lease liabilities	8	-	-
Operating lease cost:
Fixed rent expense	567	561	481
Short-term lease cost	63	61	54
Net lease cost	669	622	535
Lease cost - Cost of sales	-	-	-
Lease cost - General & administrative expenses	669	622	535
Net lease cost	669	622	535

In the year 2019, we had the following cash and non-cash activities associated with our leases:

As at December 31,
USD'000	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	47
Operating cash flows from operating leases	550
Financing cash flows from finance leases	8
Non-cash investing and financing activities :
Net lease cost	669
Additions to ROU assets obtained from:
New finance lease liabilities*	321
New operating lease liabilities*	3,768

*In line with the new standard ASC 842 “Leases” and its transition guidance, we considered all leases as new leases in 2019.

As at December 31, 2019, future minimum annual lease payments were as follows:

	USD'000	USD'000	USD'000	USD'000
Year	Operating	Short-term	Finance	Total
2020	578	13	114	705
2021	540	-	114	654
2022	370	-	57	427
2023	294	-	-	294
2024 and beyond	1,337	-	-	1,337
Total future minimum operating and short-term lease payments	3,119	13	285	3,417
Less effects of discounting	(340)	-	(13)	(353)
Less effects of practical expedient	-	(13)	-	(13)
Lease liabilities recognized	2,779	-	272	3,051

In line with ASU 2018-11, future minimum lease payments under legacy ASC 840 are disclosed in the table below:

Year	USD'000
2020	705
2021	654
2022	427
2023	294
2024 and beyond	1,337
Total future minimum operating and short-term lease payments	3,417

As of December 31, 2019, the weighted-average remaining lease term was 2.5 years for our finance lease and 6.83 years for operating leases.

For our finance lease, the implicit rate was calculated as 5.17%. For our operating leases and because we generally do not have access to the implicit rate in the lease, we calculated an estimate rate based upon the estimated incremental borrowing rate of the entity holding the lease. The weighted average discount rate associated with operating leases as of December 31, 2019 was 3.82%.

Note 18.	Goodwill

We test goodwill for impairment annually on October 1st, or as and when indicators of impairment arise. As at October 01, 2019, the fair value of the net assets of the reporting unit concerned by goodwill was superior to the carrying value of the net assets and goodwill allocated. After October 01, 2019, there were no impairment indicators identified triggering a new impairment test. Therefore, no impairment loss was recorded in 2019.

An impairment review has been conducted for the item of goodwill allocated to the reporting unit (“RU”) relating to the acquisition of WISeKey Semiconductors SAS in 2016. Fair value has been determined based on the income approach. Cash flows have been projected over 5 years from the date of the assessment and have been discounted at the pre-tax weighted average cost of capital of the RU. The fair value is higher than its carrying value.

USD'000	IoT Segment	mPKI Segment	Total
Goodwill balance as at December 31, 2017	8,317	-	8,317
Goodwill acquired during the year	-	-	-
Impairment losses	-	-	-
As at December 31, 2018
Goodwill	8,317	-	8,317
Accumulated impairment losses	-	-	-
Goodwill balance as at December 31, 2018	8,317	-	8,317
Goodwill acquired during the year	-	-	-
Impairment losses	-	-	-
As at December 31, 2019
Goodwill	8,317	-	8,317
Accumulated impairment losses	-	-	-
Goodwill balance as at December 31,2019	8,317	-	8,317

The assumptions included in the impairment tests require judgment, and changes to these inputs could impact the results of the calculations. Other than management's projections of future cash flows, the primary assumptions used in the impairment tests were the weighted-average cost of capital and long-term growth rates. Although the Group's cash flow forecasts are based on assumptions that are considered reasonable by management and consistent with the plans and estimates management is using to operate the underlying businesses, there are significant judgments in determining the expected future cash flows attributable to a reporting unit.

Note 19.	Equity securities, at cost

On September 27, 2018 WISeKey purchased a warrant agreement in Tarmin Inc. from ExWorks as part of the eleventh amendment of the ExWorks Credit Agreement (see Note 24). As a result, WISeKey entered into a warrant agreement with Tarmin Inc (“Tarmin”) (the “Tarmin Warrant”), a private Delaware company, leader in data & software defined infrastructure to acquire 22% of common stock deemed outstanding at the time of exercise. The warrant may be exercised in parts or in full, at an exercise price of USD 0.01 per share at nominal value USD 0.0001. The purchase price of the Tarmin Warrant was USD 7,000,000, of which USD 3,000,000 was paid in cash on October 05, 2018 and the remaining USD 4,000,000 was paid on April 08, 2019.

The Tarmin Warrant was assessed as an equity investment without a readily determinable fair value and we elected the measurement at cost less impairment, adjusted for observable price changes for identical or similar investments of the same issuer as permitted by ASU 2016-01. As such, the Tarmin Warrant was initially recognized on the balance sheet at USD 7,000,000.

As at December 31, 2019, we performed a qualitative assessment to consider potential impairment indicators and did not identify impairment indicators. Therefore, no impairment loss was recorded in 2019. We also made reasonable efforts to identify any observable transactions of identical or similar investments of Tarmin, but did not identify any transaction requiring an adjustment to the carrying value of the Tarmin Warrant as at December 31, 2019. Therefore, the carrying value of the Tarmin Warrant as at December 31, 2019 was USD 7,000,000.

Note 20.	Other noncurrent assets

Other noncurrent assets consisted of noncurrent deposits. Deposits are primarily made up of rental deposits on the premises rented by the Group.

Note 21.	Accounts payable

The accounts payable balance consisted of the following:

	As at December 31,	As at December 31,
USD'000	2019	2018
Trade creditors	5,482	6,995
Factors or other financial institutions for borrowings	888	934
Accounts payable to Board Members	117	239
Accounts payable to other related parties	2	292
Accounts payable to underwriters, promoters, and employees	2,229	2,185
Other accounts payable	1,995	2,272
Total accounts payable	10,713	12,917

Accounts payable to Board Members are made up of accrued board fees and a payable balance of CHF 2,245 (USD 2,320) to Dourgam Kummer relating to unpaid business expenses (see note 40 for detail).

Accounts payable to other related parties are made up of a CHF 2,196 (USD 2,269) payable to a related party of Carlos Moreira (see note 40 for detail).

Accounts payable to employees consist primarily of holiday, bonus and 13th month accruals across WISeKey.

Other accounts payable are mostly amounts due or accrued for professional services (e.g. legal, accountancy, and audit services) and accruals of social charges in relation to the accrued liability to employees.

Note 22.	Notes payable

Notes payable consisted of the following:

	As at December 31,	As at December 31,
USD'000	2019	2018
Short-term loan	4,021	6,718
Short-term loan from shareholders	82	79
Total notes payable	4,103	6,797

As at December 31, 2019, the current notes payable balance was made up of:

-	a USD 4,021,472 short-term loan with ExWorks. See detail in Note 24.

-	short-term loans from the noncontrolling shareholders of WISeKey SAARC for a total amount of USD 82,268 at closing rate (USD 79,122 as at December 31, 2018). These loans do not bear interests.

The weighted–average interest rate on current notes payable, excluding loans from shareholders at 0%, was respectively 10% and 1.62% per annum as at December 31, 2019 and 2018.

Note 23.	Other current liabilities

Other current liabilities consisted of the following:

	As at December 31,	As at December 31,
USD'000	2019	2018
Value-Added Tax Payable	706	422
Other tax payable	65	91
Customer contract liability, current	255	142
Other current liabilities	278	321
Total other current liabilities	1,304	976

Note 24.	Loans and line of credit

Share Subscription Facility with GEM LLC

On January 19, 2016 the Group closed a Share Subscription Facility (“the GEM Facility”) with GEM LLC, (Global Equity Markets, “GEM”), which is a CHF 60 million facility over 5 years and allows the Group to draw down funds at its option in exchange for WIHN class B shares. The mechanics of the deal allow for a drawdown essentially 18 times in a year, the amount being in a range related to the trading volume and price of the WIHN class B share trading on the Swiss SIX Stock Exchange. The drawdown amount is based on 90% of the average closing price of the last 15 trading days multiplied by 1,000% of the average volume of the last 15 trading days. GEM can then elect to purchase between 50% and 200% of this figure.

The instrument was assessed under ASC 815 as an equity instrument. The drawdowns were reflected as increases in Common Share Capital with an increase in the value of common stock issued and the difference between the nominal value of the shares and the funds received being recorded against Additional Paid-In Capital ("APIC").

In 2017, WISeKey made three drawdowns for a total of CHF 3,905,355 in exchange for a total of 825,000 WIHN class B shares issued out of authorized share capital.

There were no drawdowns made in 2018, nor in 2019.

Therefore, as at December 31, 2019 the outstanding facility available is CHF 56,094,645.

Acquisition line of credit agreement with ExWorks Capital Fund I, L.P

On January 16, 2017 the Group signed an acquisition line of credit agreement with ExWorks Capital Fund I, L.P. (the “ExWorks Line of Credit”) headquartered in the USA, is an international, import and export finance company that offers financing solutions to businesses utilizing its own capital as well as by leveraging its Delegated Authority granted by both the SBA and ExIm Bank. A first amendment was subsequently signed on February 06, 2017, a second amendment on March 31, 2017, a third amendment on July 21, 2017, a fourth amendment on August 10, 2017, a fifth amendment on September 19, 2017, a sixth amendment on February 5, 2018, a seventh amendment on March 30, 2018, an eighth amendment on June 20, 2018, a ninth amendment on July 24, 2018, a tenth amendment on August 17, 2018, and an eleventh amendment on September 27, 2018.

As of December 31, 2018, under the ExWorks Line of Credit as amended, the Group may borrow up to USD 22,646,437, including a loan of up to USD 4,000,000 to support the launch of WISeKey's WISeCoin setup. Borrowings under the ExWorks Line of Credit bear interest payable monthly at 1%. The maturity date of the arrangement is January 16, 2020 with an option to extend maturity to January 16, 2021 for a fee equal to 12% of the outstanding loan at the time WISeKey exercises the extension option. Under current terms, ExWorks can elect to have part of or all of the principal loan amount and interests paid either in cash or in WIHN class B shares at a conversion price of USD 4.74 per share.

Under the terms of the ExWorks Line of Credit, the Group is required to not enter into agreements that would result in restriction on liens, reserved restriction on indebtedness, mergers, consolidations, organizational changes except with an affiliate, contingent and third party liabilities, any substantial change in the nature of its business, restricted payments, insider transactions, certain debt payments, certain agreements, negative pledge or asset transfer other than sale of assets in the ordinary course of business. Furthermore, the Group is required to maintain its existence and pay all taxes and other liabilities, provide ExWorks with periodical accounting reports and the detail of any material litigation, comply with applicable laws, meet the financial covenants set in the line of credit agreement in terms of average cash on hand and minimum ending cash on hand. The Group has complied with the line of credit covenants in the 12 months to December 31, 2018.

As at December 31, 2018, borrowings under the ExWorks Line of Credit are secured by (i) the grant of options to ExWorks exercisable for up to 1,075,000 WIHN class B registered shares, par value CHF 0.05, at an exercise price of CHF 3.15; (ii) 100% of the shares in QuoVadis Trustlink Schweiz AG; (iii) any cash bank account of the Group held in Switzerland; (iv) 100% of the shares in WISeKey USA; (v) 100% of the shares in WISeKey Singapore; (vi) 100% of the shares held by the Group in WISeKey SAARC Ltd; and (vii) all shares owned by WISeKey (Bermuda) Holding Ltd in each of its subsidiaries.

The ExWorks Line of Credit can be up-sized / syndicated at the same terms for up to an additional USD 10,000,000 by way of adding co-lender(s) or selling a participation interest.

The line of credit was initially recognized as a revolving credit falling under ASC 480, and, in line with ASU 2015-15 the commitment fee and debt issuance costs totaling USD 3,165,880 were capitalized as deferred charges to be amortized over the duration of the contract. These deferred charges included the fair value of an option agreement signed by both parties on February 06, 2017, granting ExWorks the option to acquire up to 1,075,000 WIHN class B shares at an exercise price of CHF 3.15, exercisable in a maximum of four separate exercises, between June 28, 2017 and February 06, 2020. The option agreement exercisable for up to 1,075,000 WIHN class B shares was fair valued at grant for an amount of USD 2,173,395 using the Black-Scholes model and the market price of WIHN class B shares on the date of grant, February 06, 2017, of CHF 4.04. The option agreement was assessed as equity instrument. The credit entry from the recognition of the option agreement fair value was booked in APIC.

However, the fifth amendment on September 19, 2017 introduced an option to convert payments of the full or partial amounts of principal loan, interests and fees in WIHN class B shares. The introduction of the conversion option was assessed to be a substantial modification of terms for the existing contract and therefore, in line with ASC 470-50-40-6, was accounted for like an extinguishment. As a result, all fees and debt issuance costs, including the option agreement, previously capitalized were fully amortized into the income statement in 2017, the old debt was written off, and the new debt was accounted for at fair value. This gave rise to a USD 6,511,421 loss on extinguishment in 2017 made up of total amendment fees of USD 700,000, the unamortized portion of the commitment fee and debt issuance costs totaling USD 2,199,502 (of which USD 1,467,746 related to the option agreement), and the fair value of the conversion option introduced for USD 4,087,519 calculated using the Black-Scholes model and the market price of WIHN class B shares as at the date of the fifth amendment of CHF 4.10 (USD 4.26 at historical rate).

As at December 31, 2017, there were no unamortized debt discount/premium or debt issuance costs. The conversion option was assessed as an equity instrument which did not require bifurcation from its debt host. The credit entry from the recognition of the conversion option fair value was booked in APIC.

The sixth amendment signed on February 05, 2018 extended maturity of the loans to January 16, 2020 (instead of January 15, 2019), reduced the monthly interest rate to 1% (instead of 1.5%), and introduced a clause whereby cash repayments are restricted in time. The amendment fee was USD 1,890,000.

The seventh amendment signed on March 30, 2018, granted an extension of USD 4m to the maximum loan amount to be used for “Other Approved Business Purpose”. The amendment fee was USD 400,000. As at December 31, 2018 WISeKey has drawn USD 3,995,575 from this extended facility to fund the creation of WISeCoin AG.

Both the sixth and seventh amendments were analyzed as debt modification and accounted for under ASC 470-50-40-14. Total debt issue costs of USD 2,290,000 were recorded as debt discounts and amortized over the duration of the credit line.

The eighth, ninth and tenth amendments did not give rise to any debt modification or debt extinguishment accounting.

With the eleventh amendment on September 27, 2018 ExWorks removed liens on some intellectual property of the Group in exchange for WISeKey purchasing from ExWorks a 22% warrant in Tarmin (see note 19) for a total purchase price of USD 7,000,000 made up of a USD 3,000,000 cash payment made on October 05, 2018 and a USD 4,000,000 promissory note payable on March 31, 2019. The amendment fee was USD 250,000. The Tarmin Warrant was assessed as an equity investment without a readily determinable fair value and we elected the measurement at cost less impairment, adjusted for observable price changes for identical or similar investments of the same issuer as permitted by ASU 2016-01. As such, the Tarmin Warrant was initially recognized on the balance sheet at USD 7,000,000.

In line with ASC 470-50, we compared the present value of the new debt per the eleventh amendment to the present value of the old debt under the tenth amendment and concluded that the difference was below the 10% threshold. The eleventh amendment was analyzed as a debt modification and accounted for under ASC 470-50-40-14. Total debt issue costs of USD 2,540,000 were recorded as debt discounts and amortized over the duration of the credit line.

As at December 31, 2018, outstanding borrowings were USD 22,642,012 and unamortized debt discount USD 1,375,374.

On January 16, 2019, WISeKey repaid in cash all outstanding amounts: USD 22,618,226 of principal, USD 120,654 of accrued interests, and USD 2,595,000 of accrued fees.

For the period starting January 01, 2019 to January 16, 2019, WISeKey recorded a total debt amortization charge of USD 49,822. Therefore the unamortized debt discount as at January 16, 2019 amounted to USD 1,325,552.

The repayment of the loan was assessed as a debt extinguishment in line with ASC 405-20-40-1. As a result, the unamortized debt discount of USD 1,325,552 was expensed as loss on debt extinguishment in the income statement. Because most of the principal loan balance related to the acquisition credit line for the purchase of QuoVadis in 2017, and in application of ASC 205-20-45-6 to 205-20-45-8 after the signature of the SPA to sell QuoVadis, WISeKey further elected to apply ASC 205-20-45-8 and to allocate interest to the discontinued operations based on the debt that can be identified as specifically attributed to the operations of QuoVadis. As a result USD 1,092,783 out of the USD 1,325,552 total loss on debt extinguishment was recorded under discontinued operations and presented as a separate line item in the income / (loss) on discontinued operations presented in Note 37. The remaining USD 232,769 loss on debt extinguishment attributable to continuing operations is showing as a separate line item on the face of the income statement.

Standby Equity Distribution Agreement with YA II PN, Ltd.

On February 08, 2018 WISeKey entered into a Standby Equity Distribution Agreement (“SEDA”) with YA II PN, Ltd., a fund managed by Yorkville Advisors Global, LLC (“Yorkville”). Under the terms of the SEDA as amended, Yorkville has committed to provide WISeKey, upon a drawdown request by WISeKey, up to CHF 50,000,000 in equity financing over a three-year period ending March 01, 2021. Provided that a sufficient number of class B shares is provided through share lending, WISeKey has the right to make drawdowns under the SEDA, at its discretion, by requesting Yorkville to subscribe for (if the class B shares are issued out of authorized share capital) or purchase (if the class B shares are delivered out of treasury) class B shares worth up to CHF 5,000,000 by drawdown, subject to certain exceptions and limitations (including the exception that a drawdown request by WISeKey shall in no event cause the aggregate number of class B shares held by Yorkville to meet or exceed 4.99% of the total number of shares registered with the commercial register of the Canton of Zug). The purchase price will be 93% of the relevant market price at the time of the drawdown, determined by reference to a five-day trading period following the draw down request by WISeKey.

The instrument was assessed under ASC 815 as an equity instrument. WISeKey paid a one-time commitment fee of CHF 500,000 (USD 524,231 at historical rate) on April 24, 2018 in 100,000 WIHN class B shares. In line with ASU 2015-15 the commitment fee was capitalized as deferred charges to be amortized over the duration of the contract as a reduction of equity.

In 2018, WISeKey made 4 drawdowns for a total of CHF 1,749,992 (USD 1,755,378 at historical rate) in exchange for a total of 540,539 WIHN class B shares issued out of authorized share capital or treasury share capital.

In 2019, WISeKey made the following drawdowns:

-	On January 08, 2019 one drawdown for CHF 250,000 (USD 245,125 at historical rate) in exchange for 97,125 WIHN class B shares issued out of treasury share capital.

-	On August 15, 2019 one drawdown for CHF 250,000 (USD 256,187 at historical rate) in exchange for 120,250 WIHN class B shares issued out of treasury share capital.

-	On September 17, 2019 one drawdown for CHF 199,999 (USD 202,520 at historical rate) in exchange for 84,281 WIHN class B shares issued out of treasury share capital.

-	On October 10, 2019 one drawdown for CHF 249,999 (USD 249,999 at historical rate) in exchange for 111,012 WIHN class B shares issued out of treasury share capital.

-	On November 07, 2019 one drawdown for CHF 157,933 (USD 157,933 at historical rate) in exchange for 78,146 WIHN class B shares issued out of treasury share capital.

The amortization charge for the capitalized fee recognized in APIC amounted to USD 183,631 for the year to December 31, 2019 and the remaining deferred charge balance was USD 214,322 made up of USD 184,134 current and USD 30,188 noncurrent.

As at December 31, 2019 the outstanding equity financing available was CHF 47,142,077.

Facility Agreement with YA II PN, Ltd.

On September 28, 2018 WISeKey entered into short-term Facility Agreement (the “Yorkville Loan”) with Yorkville to borrow USD 3,500,000 repayable by May 01, 2019 in monthly cash instalments starting in November 2018. The loan bears an interest rate of 4% per annum payable monthly in arrears. A fee of USD 140,000 and debt issuance costs of USD 20,000 paid at inception.

The debt instrument was assessed as a term debt. A discount of USD 160,000 was recorded at inception and will be amortized using the effective interest method over the life of the debt.

The remaining loan balance at December 31, 2018 was USD 2,717,773 including unamortized debt discount of USD 57,007.

The discount amortization expense recorded for the period to December 31, 2018 was USD 102,993.

In the period to December 31, 2018, WISeKey repaid USD 725,220 of the principal loan amount in cash.

On June 27, 2019, WISeKey entered into a Convertible Loan Agreement (the “Yorkville Convertible Loan”) with Yorkville to borrow USD 3,500,000 repayable by August 01, 2020 in monthly instalments starting in August 01, 2019 either in cash or in WIHN class B Shares. The loan bears an interest rate of 6% per annum payable monthly in arrears. Total fees of USD 160,000 were paid at inception.

The conversion option into WIHN Class B shares is exercisable at the election of Yorkville and may be exercised at each monthly repayment date, covering any amount outstanding, be it principal and/or accrued interests. The initial exercise price is set at CHF 3.00 per WIHN class B Share but may be adjusted as a result of specific events so as to prevent any dissolution effect. The events triggering anti-dissolution adjustments are: (a) increase of capital by means of capitalization of reserves, profits or premiums by distribution of WIHN Shares, or division or consolidation of WIHN Shares, (b) issue of WIHN shares or other securities by way of conferring subscription or purchase rights, (c) spin-offs and capital distributions other than dividends, and (d) dividends.

At the date of inception of the Yorkville Convertible Loan, on June 27, 2019, an unpaid balance of USD 500,000 remained on the Yorkville Loan. There was no unamortized debt discount on the Yorkville Loan as it was amortized in accordance with the planned repayment schedule, i.e. by May 01, 2019.

In line with ASC 470-50, we compared the present value of the new debt (the Yorkville Convertible Loan) to the present value of the old debt (the Yorkville Loan) using the net method and concluded that the difference was below the 10% threshold. Therefore the Yorkville Convertible Loan was analyzed as a debt modification and accounted for under ASC 470-50-40-14.

In line with ASU 2014-16, the convertible note was assessed as a hybrid instrument, being a debt instrument with an equity-linked component (the conversion option). Per ASC 815-10, the embedded conversion option met the definition of a derivative and was accounted for separately, thereby creating a debt discount.

The derivative liability component (the conversion option) was fair valued using a binomial lattice model, building in quoted market prices of WIHN class B shares, and inputs such as time value of money, volatility, and risk-free interest rates. It was valued at inception at USD 257,435, and was allocated between current and noncurrent on a prorata temporis basis according to the monthly repayment schedule. The derivative component will be revalued at fair value at each reporting date in line with ASC 815-15-30-1.

On the date of the agreement, WISeKey signed an option agreement granting Yorkville the option to acquire up to 500,000 WIHN class B shares at an exercise price of CHF 3.00, exercisable between June 27, 2019 and June 27, 2022. In order to prevent any dissolution effect, the exercise price may be adjusted as a result of the same specific events listed above as adjustments to the conversion price of the principal amount. In line with ASC 470-20-25-2, the proceeds from the convertible debt with a detachable warrant was allocated to the two elements based on the relative fair values of the debt instrument net of the warrant and the embedded conversion separated out on the one side, and the warrant at time of issuance on the other side. The option agreement was assessed as an equity instrument and was fair valued at grant for an amount of USD 373,574 using the Black-Scholes model and the market price of WIHN class B shares on the date of grant, June 27, 2019, of CH 2.35. The fair value of the debt was calculated using the discounted cash flow method as USD 3,635,638. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the option agreement created a debt discount on the debt host in the amount of USD 326,126, and the credit entry was booked in APIC.

As a result of the above accounting entries, the total debt discount recorded at inception was USD 743,561, made up of USD 160,000 fees to Yorkville, USD 257,435 from the bifurcation of the embedded conversion option into derivative liabilities, and USD 326,126 from the recognition of the warrant agreement.

As at December 31, 2019, WISeKey had repaid USD 1,162,607 and the principal amount outstanding was USD 2,337,393 with an unamortized debt discount of USD 275,296.

For the year 2019, the Group recorded in the income statement a net debt discount amortization expense of USD 468,265.

Convertible Loan with Crede CG III, Ltd

On September 28, 2018 the Group closed a Convertible Loan Agreement (the “Crede Convertible Loan”) with Crede CG III (“Crede”), Ltd for an amount of USD 3,000,000. The funds were made available on October 31, 2018. The loan bears a 10% p.a. interest rate, payable in arrears on a quarterly basis starting December 31, 2018, and is repayable in WIHN class B Shares any time between November 30, 2018 and the maturity date of September 28, 2020, at Crede’s election. Accrued interests are payable, at WISeKey’s sole election, either in cash or in WIHN class B Shares. The conversion price applicable to the prepayment of the principal amount or accrued interest is calculated as 93% of the average of the 2 lowest daily volume-weighted average prices quoted on the SIX Stock Exchange during the 10 Trading Days immediately preceding the relevant conversion date or interest payment date respectively, disregarding any day on which Crede (or its Affiliates or related party) has effected any trade, converted into USD at the exchange rate reported by Bloomberg at 9 a.m. Swiss time on the relevant conversion date or interest payment date. As at December 31, 2018 the full amount of USD 3 million remained outstanding and accrued interest of USD 50,833 were recognized in the income statement.

Due to Crede’s option to convert the loan in part or in full at any time before maturity, the Crede Convertible Loan was assessed as a share-settled debt instrument with an embedded put option. Because the value that Crede will receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the Crede Convertible Loan was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

On the date of the agreement, WISeKey signed an option agreement granting Crede the option to acquire up to 408,247 WIHN class B shares at an exercise price of CHF 3.84, exercisable between October 31, 2018 and October 29, 2021. Per the option agreement’s term, the date of grant under US GAAP is October 29, 2018 upon issuance of a Tax Ruling from the Swiss Federal Tax Administration and the Zug tax authority. In line with ASC 470-20-25-2, the proceeds from the convertible debt with a detachable warrant was allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. The option agreement was assessed as an equity instrument and was fair valued at grant for an amount of USD 408,056 using the Black-Scholes model and the market price of WIHN class B shares on the date of grant, October 29, 2018, of CH 3.06. The fair value of the debt was calculated using the discounted cash flow method as USD 2,920,556. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the option agreement created a debt discount on the debt host in the amount of USD 367,771, and the credit entry was booked in APIC.

In 2019, Crede issued six exercise notices, resulting in the following conversions:

-	On January 03, 2019 for 30,000 WHIN class B shares delivered on January 08, 2019 for a conversion of USD 73,559.

-	On January 15, 2019 for 100,000 WHIN class B shares delivered on January 17, 2019 for a conversion of USD 265,099.

-	On February 19, 2019 for 100,000 WHIN class B shares delivered on February 26, 2019 for a conversion of USD 279,525.

-	On June 24, 2019 for 100,000 WHIN class B shares delivered on July 01, 2019 for a conversion of USD 208,755.

-	On September 03, 2019 for 300,000 WHIN class B shares delivered on September 09, 2019 for a conversion of USD 640,934.

-	On December 03, 2019 for 150,000 WHIN class B shares delivered on December 09, 2019 for a conversion of USD 303,228.

As at December 31, 2019, the principal amount outstanding was USD 1,228,899, and the unamortized debt discount USD 64,971.

For the year 2019, the Group recorded in the income statement a net debt discount amortization expense of USD 114,103. In line with ASC 470-20-50-5, as at December 31,2019, the amount by which the instrument’s if-converted value exceeds its principal amount is USD 318,270.

Credit Agreement with ExWorks Capital Fund I, L.P

On April 04, 2019 WISeCoin AG (“WISeCoin”), an affiliate of the Company, signed a credit agreement with ExWorks. Under this credit agreement, WISeCoin was granted a USD 4,000,000 term loan and may add up to USD 80,000 accrued interest to the loan principal, hence a maximum loan amount of USD 4,080,000. The loan bears an interest rate of 10% p.a. payable monthly in arrears. The maturity date of the arrangement is April 04, 2020 therefore all outstanding balances are classified as current liabilities in the balance sheet. ExWorks can elect to have part of or all of the principal loan amount and interests paid either in cash or in WISeCoin Security Tokens (the “WCN Token”) as may be issued by WISeCoin from time to time. As at June 30, 2019, the conversion price is set at CHF 12.42 per WCN Token based on a non-legally binding term sheet.

Under the terms of the credit agreement, WISeCoin is required to not enter into agreements that would result in liens on property, assets or controlled subsidiaries, in indebtedness other than the exceptions listed in the credit agreement, in mergers, consolidations, organizational changes except with an affiliate, contingent and third party liabilities, any substantial change in the nature of its business, restricted payments, insider transactions, certain debt payments, certain agreements, negative pledge, asset transfer other than sale of assets in the ordinary course of business, or holding or acquiring shares and/or quotas in another person other than WISeCoin R&D. Furthermore, WISeCoin is required to maintain its existence, pay all taxes and other liabilities.

Borrowings under the line of credit are secured by first ranking security interests on all material assets and personal property of WISeCoin, and a pledge over the shares in WISeCoin representing 90% of the capital held by the Company. Under certain circumstances, additional security may be granted over the intellectual property rights of WISeCoin and WISeCoin R&D, and the shares held by WISeCoin in WISeCoin R&D.

Total debt issue costs of USD 160,000 were recorded as debt discount and amortized over the duration of the loan.

In the year 2019, WISeKey recorded a total debt discount amortization charge of USD 151,343 and an unamortized debt discount of USD 8,657 remained as at December 31, 2019.

As at December 31, 2019, outstanding borrowings were USD 4,030,129.

Credit Agreement with Long State Investment Limited

On December 16, 2019, WISeKey entered into a Convertible Term Loan Facility Agreement (the “LSI Convertible Facility”) with Long State Investment Limited (“LSI“), a Hong Kong-based investment company, to borrow up to CHF 30 million. Under the terms of the LSI Convertible Facility, WISeKey will be able to drawdown individual term loans of up to CHF 500,000 or, if so agreed between the parties, up to CHF 2.5 million at an interest rate of 1.5% p.a., up to an aggregate amount of CHF 30 million over a commitment period of 24 months. LSI will have the right to convert a drawdown tranche into WIHN class B shares or, if so agreed among the parties and permitted by law, into American Depositary Shares (“ADSs”) representing WIHN class B shares, within a period of 21 SIX trading days after each individual drawdown at 95% of the higher of (i) the then prevailing market rate and (ii) the minimum conversion price of CHF 1.80. Any term loan not converted by LSI initially will automatically convert into WIHN class B shares, or ADSs, 20 SIX trading days before the expiration of the commitment period at the applicable conversion price. Under certain circumstances, interest payments may be “paid in kind” by capitalizing such interest and adding to it the aggregate principal balance of the loan outstanding.

Under the arrangement, WISeKey and LSI plan to establish a Joint Venture in Hong Kong in the first quarter of 2020 to focus on business opportunities in Asia. A memorandum of understanding has been executed between WISeKey and LSI to that effect.

Due to LSI’s option to convert the loan in part at each drawdown before maturity, the LSI Convertible Facility was assessed as a debt instrument with an embedded put option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the LSI Convertible Facility will be accounted for as a liability measured at fair value using the discounted cash flow method for each term loan (corresponding to each drawdown).

As at December 31, 2019, debt issue costs corresponding to CHF 22,230 in legal fees were recorded in the income statement by WISeKey to execute the LSI Convertible Facility. Also, per the terms of the LSI Convertible Facility, WISeKey owes LSI a CHF 10,000 expense allowance and a commitment fee payable in 400,000 WIHN class B shares, which were not yet settled as at December 31, 2019 and are expected to be settled in January 2020. The debt issue costs and commitment fee will be recorded as a debt discount proportionately to each drawdown. However, as at December 31, 2019, WISeKey had not yet drawn down on the LSI Convertible Facility, therefore, in application of ASC 340-10-S99-1, WISeKey accounted for the debt issue costs of CHF 22,230 as a deferred asset to be amortized on a straight-line basis over the access period of the LSI Convertible Facility.

As at December 31, 2019 the outstanding LSI Convertible Facility available was CHF 30 million.

Note 25.	Employee benefit plans

Defined benefit post-retirement plan

The Group maintains three pension plans: one maintained by WISeKey SA covering its employees in Switzerland, and one maintained by WISeKey Semiconductors SAS as well as one maintained by WISeCoin France R&D Lab SAS, both covering WISeKey’s French employees.

All plans are considered defined benefit plans and accounted for in accordance with ASC 715 Compensation – Retirement Benefits. This model allocates pension costs over the service period of employees in the plan. The underlying principle is that employees render services ratably over this period, and therefore, the income statement effects of pensions should follow a similar pattern. ASC 715 requires recognition of the funded status or difference between the fair value of plan assets and the projected benefit obligations of the pension plan on the balance sheet, with a corresponding adjustment recorded in the net loss. If the projected benefit obligation exceeds the fair value of the plan assets, then that difference or unfunded status represents the pension liability.

The Group records net service cost as an operating expense and other components of defined benefit plans as a non-operating expense in the statement of comprehensive loss.

The liabilities and annual income or expense of the pension plan are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return (based on the market-related value of assets). The fair value of plan assets is determined based on prevailing market prices.

The defined benefit pension plan maintained by WISeKey Semiconductors SAS and WISeCoin France R&D Lab SAS, and their obligations to employees in terms of retirement benefits, are limited to a lump sum payment based on remuneration and length of service, determined for each employee. The plans are not funded.

The pension liability calculated as at December 31, 2019 is based on annual personnel costs and assumptions as of December 31, 2019.

Personnel Costs	As at December 31,	As at December 31,	As at December 31,
USD'000	2019	2018	2017
Wages and Salaries	11,161	9,738	8,698
Social security contributions	2,813	2,974	2,647
Net service costs	281	372	361
Other components of defined benefit plans, net	132	140	143
Total	14,387	13,224	11,849

					As at December 31,
Assumptions	2019	2019	2019	2018	2018	2018	2017	2017	2017
	France	Switzerland	India	France	Switzerland	India	France	Switzerland	India
Discount rate	0.70%	0.25%	7.30%	1.50%	0.80% - 0.90%	7.72%	1.31%	0.60% - 0.70%	6.90%
Expected rate of return on plan assets	n/a	1.50%	n/a	n/a	1.50% - 2%	n/a	n/a	1.50% - 2%	n/a
Salary increases	3%	1.50%	9%	3%	0.5% - 1.50%	9%	3%	0.5% - 1.50%	3%

For WISeKey SA’s funded plan, the expected long-term rate of return on assets is based on the pension fund policy which is based on approximately +0.5% in addition to the minimum interest by law in Switzerland (“Min LPP”). In 2020, Min LPP is 1.0% hence an assumption of 1.5%.

As at December 31, 2019 the Group’s accumulated benefit obligation amounted to USD 16,815,840.

Reconciliation to Balance Sheet start of year
USD'000
Fiscal year	2019	2018

Fair value of plan assets	(8,275)	(7,789)
Projected benefit obligation	12,740	12,374
Surplus/deficit	4,465	4,585

Opening balance sheet asset/provision (funded status)	4,465	4,585

Reconciliation of benefit obligation during the year
Projected benefit obligation at start of year	12,740	12,374
Net Service cost	412	372
Interest expense	107	86
Plan participant contributions	216	180
Net benefits paid to participants	1,377	(88)
Actuarial losses/(gains)	2,487	(37)
Currency translation adjustment	227	(148)
Projected benefit obligation at end of year	17,566	12,740

Reconciliation of plan assets during year
Fair value of plan assets at start of year	(8,275)	(7,789)
Employer contributions paid over the year	(347)	(293)
Plan participant contributions	(216)	(180)
Net benefits paid to participants	(1,401)	88
Interest income	(123)	(116)
Return in plan assets, excl. amounts included in net interest	(136)	(56)
Currency translation adjustment	(188)	71
Fair value of plan assets at end of year	(10,686)	(8,275)

Reconcilation to balance sheet end of year
Fair value of plan assets	(10,686)	(8,275)
Defined benefit obligation - funded plans	17,566	12,740
Surplus/deficit	6,880	4,465

Closing balance sheet asset/provision (funded status)	6,880	4,465

Estimated amount to be amortized from accumulated OCI into NPBC over next fiscal year
Net loss (gain)	283	88
Unrecognized transition (asset)/obligation	0	0
Prior service cost/(credit)	61	62

USD'000
Fiscal year	2019	2018	2017
Amounts recognized in accumulated OCI
Net loss (gain)	4,258	1,964	2,187
Unrecognized transition (asset)/obligation	0	0	0
Prior service cost/(credit)	300	357	423
Deficit	4,558	2,321	2,609

Movement in Funded Status
USD'000
Fiscal year	2019	2018	2017

Opening balance sheet liability (funded status)	4,465	4,585	3,810

Net Service cost	412	372	361
Interest cost/(credit)	107	86	71
Expected return on Assets	(123)	(116)	(93)
Amortization on Net (gain)/loss	88	108	103
Amortization on Prior service cost/(credit)	62	62	61
Currency translation adjustment	(2)	1	0
Total Net Periodic Benefit Cost/(credit)	544	512	504

Actuarial (gain)/loss on liabilities due to experience	1,056	272	743
Actuarial gain/loss on liab. from changes to fin. assump	1,431	(309)	1
Actuarial (gain)/loss on liab. from changes to demo. assump	0	1	0
Return in plan assets, excl. amounts included in net interest	(136)	(56)	(299)
Amortization on Net (gain)/loss	(88)	(108)	(103)
Amortization on Prior service cost/(credit)	(62)	(62)	(61)
Currency translation adjustment	(2)	(0)	(3)
Total gain/loss recognized via OCI	2,200	(262)	279

Employer contributions paid in the year	(371)	(293)	(250)
Total cashflow	(371)	(293)	(250)

Currency translation adjustment	43	(77)	242

Closing balance sheet liability (funded status)	6,880	4,465	4,585

Reconciliation of Net Gain / Loss
Amount at beginning of year	1,964	2,187	1,852
Amortization during the year	(86)	(109)	(103)
Asset (gain) / loss	(136)	(56)	(299)
Liability (gain) / loss	2,487	(37)	744
Currency translation adjustment	29	(21)	16
Amount at year-end	4,258	1,964	2,187

Reconciliation of prior service cost/(credit)
Amount at beginning of year	357	423	479
Amortization during the year	(62)	(62)	(61)
Currency translation adjustment	5	(4)	5
Amount at year-end	300	357	423

All of the assets are held under the collective contract by the plan’s re-insurer company and are invested in a mix of Swiss and International bond and equity securities. In line with ASC 820’s three-tier fair value hierarchy, pension assets belong to the fair value level 3.

The table below shows the breakdown of expected future contributions payable to the Plan :

Period USD'000	France	Switzerland
2020	19	1,337
2021	-	348
2022	142	344
2023	-	366
2024	7	1,958
2025-2029	202	2,955

The Group expects to make contributions of approximately $346,023 in 2020.

Note 26.	Commitments and contingencies

Lease commitments

The future payments due under leases are shown in Note 17.

Guarantees

Our software and hardware product sales agreements generally include certain provisions for indemnifying customers against liabilities if our products infringe a third party’s intellectual property rights. Certain of our product sales agreements also include provisions indemnifying customers against liabilities in the event we breach confidentiality or service level requirements. It is not possible to determine the maximum potential amount under these indemnification agreements due to our lack of history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, we have not incurred any costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in our consolidated financial statements

Note 27.	Stockholders’ equity

WISeKey International Holding AG	As at December 31, 2019		As at December 31, 2018
Share Capital	Class A Shares	Class B Shares	Class A Shares	Class B Shares
Par value per share (in CHF)	0.01	0.05	0.01	0.05
Share capital (in USD)	400,186	1,475,000	400,186	1,472,276

Per Articles of association and Swiss capital categories	-	-
Authorized Capital - Total number of authorized shares	-	8,881,829	-	8,881,829
Conditional Share Capital - Total number of conditional shares	-	11,840,090	-	11,894,379
Total number of fully paid-in shares	40,021,988	28,824,086	40,021,988	28,769,797

Per US GAAP
Total number of authorized shares	40,021,988	41,066,298	40,021,988	41,063,901
Total number of fully paid-in issued shares	40,021,988	28,824,086	40,021,988	28,769,797
Total number of fully paid-in outstanding shares	40,021,988	27,621,895	40,021,988	26,681,736
Par value per share (in CHF)	0.01	0.05	0.01	0.05
Share capital (in USD)	400,186	1,475,000	400,186	1,472,276
Total share capital (in USD)	1,875,186		1,872,462

Treasury Share Capital
Total number of fully paid-in shares held as treasury shares	-	1,202,191	-	2,088,061
Treasury share capital (in USD)	-	1,288,591	-	1,138,596
Total treasury share capital (in USD)	-	1,288,591	-	1,138,596

Note: unregistered conversion of conditional capital NOT deducted from total number of conditional shares, i.e. as if the issue had not taken place.

In the year to December 31, 2019 and 2018 respectively, WISeKey purchased a total of 593,824 and 2,729,657 treasury shares at an average purchase price of USD 2.75 and USD 0.96 per share, and sold a total of 1,479,694 and 641,596 treasury shares at an average sale price of USD 2.40 and USD 2.92 per share.

Share buyback program

On July 09, 2019, the Group started a share buyback program on the SIX Swiss Exchange to buy back WIHN class B shares up to a maximum 10.0% of the share capital and 5.35% of the voting rights. In compliance with Swiss Law, at no time will the group hold more than 10% of its own registered shares. The share buyback program will end on July 08, 2022 but WISeKey may terminate the buyback program early. Aa at December 31, 2019, WISeKey’s treasury share balance included 90,500 WIHN class B shares purchased through the share buyback program.

Voting rights

Each share carries one vote at a general meeting of shareholders, irrespective of the difference in par value of class A shares (CHF 0.01 per share) and class B shares (CHF 0.05 per share). Our class A shares have a lower par value (CHF 0.01) than our class B shares (CHF 0.05) but have same voting right as the higher par value class B shares, namely one (1) vote per share. This means that, relative to their respective per share contribution to the Company’s capital, the holders of our class A shares have a greater relative per share voting power than the holders of our class B shares for matters that require approval on the basis of a specified majority of shares present at the shareholders meeting.

Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of an absolute majority of the votes represented (in person or by proxy) at a general meeting of shareholders (each class A share and each class B share having one vote), unless otherwise stipulated by law or our Articles. The following matters require approval by a majority of the par value of the shares represented at the general meeting (each class A share having a par value of CHF 0.01 per share and each class B share having a par value of CHF 0.05 per share):

-	electing our auditor;

-	appointing an expert to audit our business management or parts thereof;

-	adopting any resolution regarding the instigation of a special investigation; and

-	adopting any resolution regarding the initiation of a derivative liability action.

In addition, under Swiss corporation law and our Articles, approval by two-thirds of the shares represented at the meeting, and by the absolute majority of the par value of the shares represented is required for:

-	amending our corporate purpose;

-	creating or cancelling shares with preference rights;

-	restricting the transferability of registered shares;

-	restricting the exercise of the right to vote or the cancellation thereof;

-	creating authorized or conditional share capital;

-	increasing the share capital out of equity, against contributions in kind or for the purpose of acquiring specific assets and granting specific benefits;

-	limiting or withdrawing shareholder's pre-emptive rights;

-	relocating our registered office;

-	converting registered shares into bearer shares and vice versa;

-	our dissolution or liquidation; and

-	transactions among corporations based on Switzerland's Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of 2003, as amended (the "Swiss Merger Act") including a merger, demerger or conversion of a corporation.

In accordance with Swiss law and generally accepted business practices, our Articles do not provide attendance quorum requirements generally applicable to general meetings of shareholders.

Both categories of Shares confer equal entitlement to dividends and liquidation rights relative to the nominal value of the class A shares and the class B shares, respectively.

Only holders of Shares (including nominees) that are recorded in the share register as of the record date communicated in the invitation to the General Meeting are entitled to vote at a General Meeting.

Any acquirer of Shares who is not registered in the share register as a shareholder with voting rights may not vote at or participate in any General Meeting, but will still be entitled to dividends and other rights with financial value with respect to such Shares.

Each holder of class A shares has entered into an agreement (each such agreement a "Shareholder Agreement") with WISeKey, pursuant to which such holder of class A shares has given the undertaking vis-à-vis WISeKey not to (i) directly or indirectly offer, sell, transfer or grant any option or contract to purchase, purchase any option or contract to sell, grant instruction rights with respect to or otherwise dispose of, or (ii) solicit any offers to purchase, otherwise acquire or be entitled to, any of his/her/its class A shares or any right associated therewith (collectively a "Transfer"), except if such Transfer constitutes a "Permitted Transfer", as defined hereafter. A Permitted Transfer is defined as a Transfer by a holder of class A share to his/her spouse or immediate family member (or a trust related to such immediate family member) or a third party for reasonable estate planning purposes, the transfer to an affiliate and any transfer following conversion of his/her/its class A shares into class B shares. Each holder of a class A share has the right to request that, at WISeKey's annual General Meeting, an item be included on the agenda according to which class A shares are, at the discretion of each holder of class A shares, converted into class B shares.

Note 28.	Accumulated other comprehensive income

USD'000
Accumulated other comprehensive income as at December 31, 2017		(650)
Total net foreign currency translation adjustments	131
Total defined benefit pension adjustment	287
Total unrealized loss on securities reclassified to accumulated deficit	375
Total adjustment from liquidation of group companies	(43)
Total Other comprehensive income/(loss), net		750
Accumulated other comprehensive income as at December 31, 2018		100
Total net foreign currency translation adjustments	643
Total defined benefit pension adjustment	(2,199)
Total unrealized loss on securities reclassified to accumulated deficit
Total adjustment from liquidation of group companies	(21)
Total adjustment from sale of QuoVadis Group	34
Total adjustment from change in Ownership	(10)
Total Other comprehensive income/(loss), net		(1,553)
Accumulated other comprehensive income as at December 31, 2019		(1,453)

Note 29.	Revenue

Nature of goods and services

The following is a description of the principal activities – separated by reportable segment – from which the Group generates its revenue. For more detailed information about reportable segments, see note 35 - Segment Information and Geographic Data.

-	IoT Segment

The IoT segment of the Group principally generates revenue from the sale of semiconductors secure chips. Although they may be sold in connection with other services of the Group, they always represent distinct performance obligations.

The Group recognizes revenue when a customer takes possession of the chips, which usually occurs when the goods are delivered. Customers typically pay once goods are delivered.

-	mPKI Segment

The mPKI Segment of the Group generates revenues from Digital Certificates, Software as a Service, Software license and Post-Contract Customer Support (PCS) for cybersecurity applications. Products and services are sold principally separately and more in bundled packages.

For bundled packages, the Group accounts for individual products and services separately if they are distinct – i.e. if a product or service is separately identified from other items in the bundled package and if a customer can benefit from it. The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the list prices when available or estimated based on the Adjusted Market Assessment approach (e.g. licenses), or the Expected Cost-Plus Margin approach (e.g. PCS).

Product and services	Nature, timing of satisfaction of performance obligations and significant payment terms
Certificates	The Group recognizes revenue on a straight-line basis over the validity period of the certificate, which is usually one to three years. This period starts after the certificate has been issued by the Certificate Authority and may be used by the customer for authentication and signature, by checking the certificate validity against the Root of Trust which is maintained by the Group on its IT infrastructure. Customers pay certificates when certificates are issued and invoiced. The excess of payments over recognized revenue is shown as deferred revenue.
SaaS	The Group’s SaaS arrangement cover the provision of cloud-based certificate life-cycle-management solutions and signing and authentication solutions. The Group recognizes revenue on a straight-line basis over the service period which is usually yearly renewable. Customers usually pay ahead of quarterly or yearly service periods; the paid amounts which have not yet been recognized are shown as deferred revenue.

Software	The Group provides software for certificates life-cycle management and signing and authentication solutions. The Group recognizes license revenue when the software has been delivered and PCS revenue over the service period which is usually one-year renewable. Customers pay upon delivery of the software or over the PCS.
Implementation, integration and other services

The Group provides services to implement and integrate multi-element cybersecurity solutions. Most of the time the solution elements are off-the-shelve non-customized components which represent distinct performance obligations. Implementation and integration services are payable when rendered, while other revenue elements are payable and recognized as per their specific description in this section.

WISeKey also provides hosting and monitoring of infrastructure services which are distinct performance obligations and are paid and recognized over the service period.

Disaggregation of revenue

The following table shows the Group’s revenues disaggregated by reportable segment and by product or service type:

Disaggregation of revenue	Typical payment	At one point in time			Over time			Total
USD'000		2019	2018	2017	2019	2018	2017	2019	2018	2017
IoT Segment
Payment at one point in time:
Secure chips	Upon delivery	20,504	29,404	30,435	-	-	-	20,504	29,404	30,435
Total IoT segment revenue		20,504	29,404	30,435	-	-	-	20,504	29,404	30,435
mPKI Segment
Certificates	Upon issuance	-	-	-	172	338	716	172	338	716
Licenses and integration	Upon delivery	1,976	4,538	808	-	-	-	1,976	4,538	808
SaaS, PCS and hosting	Quarterly or yearly	-	-	-	-	-	1,715	-	-	1,715
Total mPKI segment revenue		1,976	4,538	808	172	338	2,431	2,148	4,876	3,239
Total Revenue		22,480	33,942	31,243	172	338	2,431	22,652	34,280	33,674

For the years ended December 31, 2019, 2018, and 2017 the Group recorded no revenues related to performance obligations satisfied in prior periods.

The following table shows the Group’s revenues disaggregated by geography, based on our customers’ billing addresses:

Net sales by region	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2019	2018	2017
IoT Segment
Switzerland	708	1,171	3,090
Rest of EMEA	7,508	10,695	9,748
North America	9,547	15,165	12,714
Asia Pacific	2,503	2,257	3,649
Latin America	238	116	1,234
Total IoT segment revenue	20,504	29,404	30,435
mPKI Segment
Switzerland	1,428	1,341	1,539
Rest of EMEA	539	3,428	1,594
North America	144	-	-
Asia Pacific	1	49	15
Latin America	36	58	91
Total mPKI segment revenue	2,148	4,876	3,239
Total Net sales	22,652	34,280	33,674

*EMEA includes Europe, Africa and Middle-east

Contract assets, deferred revenue and contract liability

Our contract assets, deferred revenue and contract liability consist of:

	As at December 31,	As at December 31,
USD'000	2019	2018
Trade accounts receivables
Trade accounts receivable - IoT segment	2,843	4,871
Trade accounts receivable - mPKI segment	800	2,736
Total trade accounts receivables	3,643	7,607
Contract assets	15	-
Total contract assets	15	-
Contract liabilities - current	255	-
Contract liabilities - noncurrent	2	-
Total contract liabilities	257	-
Deferred revenue
Deferred revenue - mPKI segment	92	100
Deferred revenue - IoT segment	7	-
Total Deferred revenue	99	100
Revenue recognized in the year from amounts included in the deferred revenue of the mPKI segment at the beginning of the year	83	297

Increases or decreases in trade accounts receivable, contract assets, deferred revenue and contract liability were primarily due to normal timing differences between our performance and customer payments.

Remaining performance obligations

As of December 31, 2019, approximately USD 355,997 is expected to be recognized from remaining performance obligations for mPKI contracts. We expect to recognize revenue for these remaining performance obligations during the next three years approximately as follows:

Estimated mPKI revenue from remaining performance obligations as at December 31, 2019	USD'000
2020	344
2021	12
Total remaining performance obligation	356

Note 30.	Other operating income

Other operating income consisted of the following:

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2019	2018	2017
Other operating income from related parties	140	-	88
Other operating income - other	40	289	1,438
Total other operating income	180	289	1,526

In the year 2019, other operating income from related parties was made up of the amounts invoiced by WISeKey to the OISTE Foundation for the use of its premises and equipment.

In 2019, the Group recorded gains of respectively USD 23,387 and USD 16,538 on the liquidation of its subsidiaries WISeKey Italia s.r.l. and WISeKey Singapore Pte Ltd, classified as other operating income.

Note 31.	Stock-based compensation

Employee stock option plans

The Stock Option Plan (“ESOP 1”) was approved on December 31, 2007 by the stockholders of WISeKey SA, representing 2,632,500 options convertible into WISeKey SA shares with an exercise price of CHF 0.01 per share.

The Stock Option Plan (“ESOP 2”) was approved on December 31, 2011 by the stockholders of WISeKey SA, representing 16,698,300 options convertible into WISeKey SA shares with an exercise price of CHF 0.01 per share.

At March 22, 2016 as part of the reverse acquisition transaction, both ESOP plans in existence in WISeKey SA were transferred to WISeKey International Holding AG at the same terms, with the share exchange term of 5:1 into WIHN class B shares.

Grants

In the 12 months to December 31, 2017, the Group granted a total of 782,012 options exercisable on WISeKey International Holding AG’s class B shares. Each warrant is exercisable into one class B share.

The warrants granted consist of:

-	159,996 warrants with immediate vesting granted to external advisors, all of which had been exercised as of December 31, 2017;

-	23,016 warrants with immediate vesting granted to external advisors, all of which had been exercised as of December 31, 2017;

-	265,666 warrants with immediate vesting granted to external advisors, none of which had been exercised as of December 31, 2017.

-	166,667 warrants vesting on July 05, 2018

-	166,667 warrants vesting on July 05, 2019

The warrants granted were valued at grant date using the Black-Scholes model. Unexercised warrants to external advisers at December 31, 2017 were revalued to their fair value at December 31, 2017 using the same model.

In the 12 months to December 31, 2018, the Group granted a total of 851,131 options exercisable on WIHN class B shares. Each warrant is exercisable into one class B share.

The warrants granted consist of:

-	113,750 options with immediate vesting granted to employees, all of which had been exercised as of December 31, 2018;

-	100,000 options with immediate vesting granted to an external advisor, all of which had been exercised as of December 31, 2018;

-	214,000 options with immediate vesting granted to external advisors, none of which had been exercised as of December 31, 2018;

-	13,167 options granted to an employee, which vested on February 01, 2018 but were not exercised and were forfeited on September 30, 2019;

-	13,167 options granted to an employee, which vested on August 01, 2018 but were not exercised and were forfeited on September 30, 2019.

-	132,346 options vesting on December 31, 2018 granted to employees, none of which had been exercised as of December 31, 2018;

-	132,349 options vesting on December 31, 2019 granted to employees;

-	132,352 options vesting on December 31, 2020 granted to employees.

The warrants granted were valued at grant date using the Black-Scholes model. Unexercised warrants to external advisers at December 31, 2018 were revalued to their fair value at December 31, 2018 using the same model.

In the 12 months to December 31, 2019, the Group granted a total of 2,292,539 options exercisable in WISeKey International Holding AG’s class B shares. Each warrant is exercisable into one class B share.

The warrants granted consisted of:

-	2,074,770 options with immediate vesting granted to employees and Board members, none of which had been exercised as of December 31, 2019.

-	145,854 options with immediate vesting granted to employees and Board members, all of which had been exercised as of December 31, 2019;

-	60,394 options with immediate vesting granted in exchange for WISeKey SA shares, all of which had been exercised as of December 31, 2019; and

-	11,521 options with immediate vesting granted to an external advisor and which had not been exercised as of December 31, 2019.

The warrants granted were valued at grant date using the Black-Scholes model.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model. Expected volatility is based on historical volatility of WIHN class B shares.

In the fiscal year 2019, a total charge of USD 5,414,487 was recognized in the consolidated income statement calculated by applying the Black-Scholes model at grant, in relation to options:

-	USD 5,475,763 for options granted to employees and Board members;

-	USD 178,983 for options granted to nonemployees; and

-	a credit of USD 240,259 in relation to the forfeiture following the sale of QuoVadis of a total of 333,905 options granted to former employees, out of which 79,256 had vested and 254,649 remained unvested at the date of forfeiture. In line with ASU 2016-09, the compensation cost previously recognized in relation to unvested forfeited options were reversed to the income statement upon forfeiture. This resulted in a credit to the income statement of USD 240,259. There was no credit recorded for the forfeiture of vested options.

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

Assumption	December 31, 2019	December 31, 2018	December 31, 2017
Dividend yield	None	None	None
Risk-free interest rate used (average)	1.00%	1.00%	1.00%
Expected market price volatility	51.59% - 56.86%	46.11% - 58.22%	57.88%
Average remaining expected life of stock options (years)	3.01	3.10	3.37

As a result of the entry into force of ASU 2018-07 and its transitional guidance, unvested options to external advisers which were previously revalued to their fair value at reporting date, are no longer revalued in 2019.

Unvested options to employees as at December 31, 2019 were recognized prorata temporis over the service period (grant date to vesting date).

The following table illustrates the development of the Group’s non-vested options for the years ended December 31, 2019 and 2018.

Non-vested options	Number of WIHN Class B Shares under options	Weighted-average grant date fair value (USD)
Non-vested options as at December 31, 2017	333,334	1.78
Granted	851,131	3.67
Vested	(753,097)	3.22
Non-vested forfeited or cancelled	-	-
Non-vested options as at December 31, 2018	431,368	2.99
Granted	2,292,539	2.45
Vested	(2,464,232)	2.47
Non-vested forfeited or cancelled	(254,649)	3.75
Non-vested options as at December 31, 2019	5,026	3.65

As at December 31, 2019, there was a USD 10,652 unrecognized compensation expense related to non-vested stock option-based compensation arrangements. Non-vested stock options outstanding as at December 31, 2019 were accounted for using the graded-vesting method, as permitted under ASC 718-10-35-8, and we therefore recognized compensation costs calculated using the Black-Scholes model and the market price of WIHN class B shares at grant date, over the requisite service period.

The following table summarizes the Group’s stock option activity for the years ended December 31, 2019 and 2018.

Options on WIHN Shares	WIHN Class B Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding at December 31, 2017	731,772	3.61	2.59	(1,149,461)
Of which vested	398,438	3.07	2.65	(410,792)
Of which non-vested	333,334	-	-	-
Granted	851,131	1.56	-	-
Exercised or converted	(213,750)	0.98	-	238,614
Forfeited or cancelled	(26,334)	0.05	-	-
Expired	-	-	-	-
Outstanding as at December 31, 2018	1,342,819	2.76	3.00	(895,404)
Of which vested	911,451	3.28	2.26	(1,082,233)
Of which non-vested	431,368	-	-	-
Granted	2,292,539	0.99	-	-
Exercised or converted	(259,338)	1.00	-	581,477
Forfeited or cancelled	(333,905)	0.05	-	-
Expired	(199,000)	5.17	-	-
Outstanding as at December 31, 2019	2,843,115	0.99	5.19	3,693,941
Of which vested	2,838,089	1.00	5.19	3,682,672
Of which non-vested	5,026	-	-

Summary of stock-based compensation expenses

Stock-based compensation expenses	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD’000	2019	2018	2017
In relation to Employee Stock Option Plans (ESOP)	5,386	1,278	2,147
In relation to non-ESOP Option Agreements	28	382	85
Total	5,414	1,660	2,232

Stock-based compensation expenses are recorded under the following expense categories in the income statement.

Stock-based compensation expenses	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD’000	2019	2018	2017
Research & development expenses	786	121	-
Selling & marketing expenses	1,269	571	466
General & administrative expenses	3,359	967	1,765
Total	5,414	1,660	2,232

Note 32.             Non-operating income

Non-operating income consisted of the following:

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2019	2018	2017
Foreign exchange gain	1,761	1,664	687
Financial income	74	85	31
Other	83	432	42
Total non-operating income from continuing operations	1,918	2,181	762

Note 33.	Non-operating expenses

Non-operating expenses consisted of the following:

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2019	2018	2017
Foreign exchange losses	2,401	1,984	477
Financial charges	341	104	1,120
Interest expense	643	244	-
Other components of defined benefit plans, net	132	140	143
Other	153	354	11
Total non-operating expenses from continuing operations	3,670	2,826	1,751

Note 34.	Income taxes

The components of income before income taxes are as follows:

Income / (Loss)	As at December 31,	As at December 31,	As at December 31,
USD'000	2019	2018	2017
Switzerland	(19,179)	(11,428)	(24,363)
Foreign	(3,838)	(4,989)	(1,424)
Less discontinued operations	-	6,562	15,732
Income/(loss) before income tax	(23,017)	(9,855)	(10,055)

Income taxes relating to the Group are as follows:

Income taxes	As at December 31,	As at December 31,	As at December 31,
USD'000	2019	2018	2017
Switzerland	(42)	328	(293)
Foreign	13	(479)	(744)
Less discontinued operations	42	205	1,108
Income tax expense	13	53	71

Deferred income tax assets/(liabilities)	As at December 31,	As at December 31,	As at December 31,
USD'000	2019	2018	2017
Switzerland	-	134	307
Foreign	6	708	134
Less discontinued operations	-	(834)	(399)
Deferred income tax assets/(liabilities)	6	8	42

Income tax at the Swiss statutory rate compared to the Group’s income tax expenses as reported are as follows:

Income taxes at the Swiss statutory rate	As at December 31,	As at December 31,	As at December 31,
USD'000	2019	2018	2017
Net income/(loss) from continuing operations before income tax	(23,017)	(9,855)	(10,055)
Statutory tax rate	24%	24%	24%
Expected income tax (expense)/recovery	5,524	2,365	2,433
Income tax (expense)/recovery	(13)	(53)	(71)
Change in valuation allowance	(2,129)	4,228	(4,487)
Permanent Difference	0	(9)	(344)
Change in expiration of tax loss carryforwards	(3,395)	(6,584)	2,397
Income tax (expense) / recovery	(13)	(53)	(71)

The Group assesses the recoverability of its deferred tax assets and, to the extent recoverability does not satisfy the “more likely than not” recognition criterion under ASC 740, records a valuation allowance against its deferred tax assets. The Group considered its recent operating results and anticipated future taxable income in assessing the need for its valuation allowance.

The Group’s deferred tax assets and liabilities consist of the following:

Deferred tax assets and liabilities	As at December 31,	As at December 31,	As at December 31,
USD'000	2019	2018	2017
Stock-based compensation	-	9	344
Defined benefit accrual	1,100	1,272	1,289
Tax loss carry-forwards	11,264	10,606	14,888
Deferred Income tax liability	-	(1,356)	(1,476)
Deferred tax asset from acquisition	-	477	477
Other temporary adjustments	-	2,426	1,396
Less discontinued Operations	-	(3,196)	(2,418)
Valuation allowance	(12,358)	(10,230)	(14,458)
Deferred tax assets / (liabilities)	6	8	42

As of December 31, 2019, the Group’s operating cumulated loss carry-forwards of all jurisdictions for its continuing operations are as follows:

Operating loss-carryforward as of December 31, 2019

USD'000	USA	Switzerland	Spain	France	UK	India	Total
2020	-	441	-	860	31	-	1,332
2021	-	8,123	206	-	2	-	8,331
2022	-	6,519	1,197	1,121	2	-	8,839
2023	-	6,877	1,227	5,170	-	-	13,274
2024	-	4,041	-	-	-	-	4,041
2025	-	9,789	-	-	-	378	10,167
2026	-	5,376	-	-	-	290	5,666
2027	-	-	-	-	-	443	443
2028	91	-	-	-	-	-	91
2029	9	-	23	-	-	-	32
2030	2	-	23	-	-	-	25
2031	54	-	69	-	-	-	123
2032	89	-	79	-	-	-	168
2033	-	-	181	-	-	-	181
2034	-	-	141	-	-	-	141
2035	247	-	-	-	-	-	247
2036	-	-	-	-	-	-	-
2037	159	-	-	-	-	-	159
2038	-	-	-	-	-	-	-
2039	221	-	-	-	-	-	221
2040	-	-	-	-	-	-	-
Total operating loss carry-forwards / Year of expiration if applicable to jurisdiction
	872	41,166	3,146	7,151	35	1,111	53,481

The following tax years remain subject to examination:

Significant jurisdictions	Open years
Switzerland	2015 - 2018
USA	2016 - 2018
France	2017 - 2019
Spain	2016 - 2019
Japan	2019
Taiwan	2018 - 2019
India	2018 - 2019
UK	2018 - 2019

As at December 31, 2019, WISeKey Semiconductors SAS had recorded a USD 118,294 tax provision following a tax audit started in 2018 in relation to prior years. Although the final conclusions have not yet been communicated formally, management believes that it is more probable than not that the entity will have to pay additional taxes and has calculated the provision based on preliminary discussions with the tax authorities. As at December 31, 2018, WISeKey Semiconductors SAS had recorded a USD 90,831 tax provision which was neither utilized nor released and is therefore included in the USD 118,294 tax provision as at December 31, 2019.

The Group has no unrecognized tax benefits.

Note	35. Segment information and geographic data

The Group has two segments: Internet of Things (“IoT”, previously referred to as “Semiconductors”) and managed Public Key Infrastructure (“mPKI”, previously referred to as “Others”). The Group’s chief operating decision maker, who is its Chief Executive Officer, reviews financial performance according to these two segments for purposes of allocating resources and assessing budgets and performance.

The IoT segment encompasses the design, manufacturing, sales and distribution of microprocessors operations. The mPKI segment includes all operations relating to the provision of secured access keys, authentication, signing software, certificates and digital security applications.

12 months to December 31,	2019			2018			2017
USD'000	IoT	mPKI	Total	IoT	mPKI	Total	IoT	mPKI	Total
Revenues from external customers	20,504	2,148	22,652	29,404	4,876	34,280	30,435	3,239	33,674
Intersegment revenues	344	6,169	6,513	725	2,563	3,288	209	1,496	1,705
Interest revenue	36	38	74	37	167	204	-	-	-
Interest expense	29	695	724	275	2,608	2,883	224	20	244
Depreciation and amortization	1,298	57	1,355	1,299	16	1,315	1,542	1,043	2,585
Segment income /(loss) before income taxes	130	(22,837)	(22,707)	(1,232)	(8,466)	(9,698)	4,214	(14,188)	(9,974)
Profit / (loss) from intersegment sales	16	294	310	35	122	157	10	71	81
Income tax recovery /(expense)	-	(13)	(13)	2	(55)	(53)	109	(180)	(71)
Other significant non cash items
Share-based compensation expense	-	5,414	5,414	-	1,660	1,660	-	2,232	2,232
Gain/(loss) on derivative liability	-	214	214	-	-	-	-	(98)	(98)
Interest and amortization of debt discount and expense	-	742	742	-	150	150	-	(543)	(543)
Segment assets	15,794	29,919	45,713	19,082	52,675	71,757	19,578	33,590	53,168

12 months to December 31,	2019	2018	2017
	USD'000	USD'000	USD'000
Revenue reconciliation
Total revenue for reportable segment	29,165	37,568	35,379
Elimination of intersegment revenue	(6,513)	(3,288)	(1,705)
Total consolidated revenue	22,652	34,280	33,674

Loss reconciliation
Total profit / (loss) from reportable segments	(22,707)	(9,698)	(9,974)
Elimination of intersegment profits	(310)	(157)	(81)
Loss before income taxes	(23,017)	(9,855)	(10,055)

As at December 31,	2019	2018	2017
	USD'000	USD'000	USD'000
Asset reconciliation
Total assets from reportable segments	45,713	71,757	53,168
Elimination of intersegment receivables	(6,794)	(6,430)	(6,414)
Elimination of intersegment investment and goodwill	10,985	(19,533)	(10,907)
Total assets held for sale from discontinued operations	-	32,659	31,309
Consolidated total assets	49,904	78,453	67,156

Revenue and property, plant and equipment by geography

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

Net sales by region from continuing operations	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2019	2018	2017
Switzerland	2,137	2,512	4,629
Rest of EMEA*	8,046	14,122	11,342
North America	9,691	15,165	12,714
Asia Pacific	2,504	2,306	3,664
Latin America	274	175	1,325
Total Net sales from continuing operations	22,652	34,280	33,674

* EMEA includes Europe, Africa and the Middle-East

Property, plant and equipment, net of depreciation, by region	As at December 31,	As at December 31,
USD'000	2019	2018
Switzerland	44	57
Rest of EMEA*	1,742	2,289
North America	1	1
Asia Pacific	14	23
Total Property, plant and equipment, net of depreciation	1,801	2,370

* EMEA includes Europe, Africa and the Middle-East

Note 36.	Earnings/(Loss) per share

The computation of basic and diluted net earnings/(loss) per share for the Group is as follows:

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
Earnings / (loss) per share	2019	2018	2017
Net income / (loss) attributable to WISeKey International Holding AG (USD'000)	8,187	(16,278)	(24,267)
Effect of potentially dilutive instruments on net gain (USD'000)	335	N/A	N/A
Net income / (loss) attributable to WISeKey International Holding AG after effect of potentially dilutive instruments (USD'000)	8,522	N/A	N/A
Shares used in net earnings / (loss) per share computation:
Weighted average shares outstanding - basic	36,079,000	33,904,659	29,505,629
Effect of potentially dilutive equivalent shares	1,399,458	N/A	N/A
Weighted average shares outstanding - diluted	37,478,458	N/A	N/A
Net earnings / (loss) per share
Basic weighted average loss per share attributable to WIHN (USD)	0.23	(0.48)	(0.82)
Diluted weighted average loss per share attributable to WIHN (USD)	0.23	(0.48)	(0.82)

For purposes of the diluted net loss per share calculation, stock options, convertible instruments and warrants are considered potentially dilutive securities and are excluded from the calculation of diluted net loss per share, because their effect would be anti-dilutive.

The following table shows the number of stock equivalents that were excluded from the computation of diluted earnings per share because the effect would have been anti-dilutive.

Dilutive vehicles with anti-dilutive effect	2019	2018	2017
Total stock options	-	1,342,819	731,772
Warrants	-	2,942,374	2,534,127
Redeemable preferred stock		-	860,000
Total convertible instruments	-	6,821,804	3,922,438
Total number of shares from dilutive vehicles with anti-dilutive effect	-	11,106,997	8,048,337

The following table shows the number of stock equivalents that were included in the computation of diluted earnings per share:

Dilutive vehicles	2019	2018	2017
Total stock options	2,327,115	-	-
Warrants	-	-	-
Redeemable preferred stock		-	-
Total convertible instruments	693,230	-	-
Total number of shares from dilutive vehicles	3,020,345	-	-

Note 37.	Divestiture and Discontinued operations

Classification as discontinued operations of the QuoVadis Group

On December 21, 2018 the Group signed a sale and purchase agreement (the “SPA”) to sell WISeKey (Bermuda) Holding Ltd and its affiliates to Digicert Inc, excluding the ISTANA product line. The group subsidiaries making up the QuoVadis Group in scope for the sale were WISeKey (Bermuda) Holding Ltd, QuoVadis Trustlink Schweiz AG, WISeKey (UK) Ltd, QuoVadis Trustlink BVBA, QuoVadis Trustlink BV, QV BE BV, QuoVadis Trustlink GmbH, QuoVadis Services Ltd, and QuoVadis Ltd.

The completion of the sale was conditional on: (i) the release of liens on QuoVadis companies held by ExWorks; (ii) consent from Edmund Gibbons Ltd, the joint venture partner holding 49% of QuoVadis Services Ltd; (iii) consent from the Bermuda Monetary Authority; and (iv) consent from the Regulatory Authority in Bermuda (the “RAB”) (the “RAB Consent”) to the change in ultimate beneficial ownership of QuoVadis Services Ltd, being the entity holding the Communications Operating Licence in Bermuda. The SPA states that should the RAB Consent not have been obtained when the other completion conditions are satisfied, WISeKey or Digicert Inc may require to complete the transaction except for QuoVadis Services Ltd, in which case the transfer of ownership of all QuoVadis entities to Digicert Inc would occur except for the shares held by WISeKey (Bermuda) Holding Ltd in QuoVadis Services Ltd which would be transferred to WISeKey International Holding AG until the RAB Consent is obtained.

We assessed the SPA under ASC 205 and concluded that the operation met the requirement to be classified as held for sale and as such qualifies as a discontinued operation from the date of the SPA, December 21, 2018. In line with ASC 205-20-45-3A and ASC 205-20-45-10 respectively, we reported the results of the discontinued operations as a separate component of income for the years 2019, 2018, and 2017, and we classified their assets and liabilities separately as held for sale in the balance sheet for the year to December 31, 2018.

No gain or loss on classification as held for sale was recorded in 2018.

The table below shows the reconciliation of the major classes of line items constituting income / (loss) on discontinued operations to the income / (loss) on discontinued operations reported in discontinued operations in the income statement:

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2019	2018	2017
Net sales from discontinued operations	1,934	19,412	9,404
Cost of sales from discontinued operations	(791)	(6,196)	(4,516)
Gross profit	1,143	13,216	4,888

Other operating income	-	28	-
Research & development expenses	(121)	(2,801)	(2,047)
Selling & marketing expenses	(142)	(2,826)	(1,795)
General & administrative expenses	(337)	(10,509)	(6,544)

Non-operating income	36	62	7
Non-operating expenses	(103)	(2,676)	(2,772)
Gain / (loss) on debt extinguishment	(1,093)	-	(6,511)
Interest and amortization of debt discount	(41)	(1,056)	(958)
Gain on disposal of a business	31,100	-	-
Total operating and non-operating expenses from discontinued operations	29,299	(19,778)	(20,620)
Income / (loss) from discontinued operations before income tax	30,442	(6,562)	(15,732)

Income tax (expense) / recovery from discontinued operations	42	205	1,108
Income / (loss) on discontinued operations	30,484	(6,357)	(14,624)
Less: Net income on discontinued operations attributable to noncontrolling interests	58	309	82
Net income / (loss) on discontinued operations attributable to WISeKey International Holding AG	30,426	(6,666)	(14,706)

The depreciation charge from discontinued operations for the years 2018 and 2017 was respectively USD 581,757 and USD 481,467. In line with ASC 205, the depreciation of property, plant and equipment from discontinued operations stopped on the day that they qualified as held for sale. As a result, we did not record any depreciation charge from discontinued operations for the year 2019.

The amortization charge from discontinued operations for the years 2018 and 2017 was respectively USD 1,587,895 and USD 1,953,606. In line with ASC 205, the amortization of intangible assets from discontinued operations stopped on the day that they qualified as held for sale. As a result, we did not record any amortization charge from discontinued operations for the year 2019.

WISeKey considered guidance on allocation of interest to discontinued operations per ASC 205-20-45-6 to 205-20-45-8. In the year 2017, the Group secured an acquisition line of credit agreement with ExWorks with an annual interest rate of 12% (see note 24 for detail). The purpose of this line of credit was the acquisition of the QuoVadis group which was completed on April 03, 2017. Although the debt and interest on debt will not be assumed by Digicert Inc nor is required to be repaid upon disposal, we have assessed that the amount of debt and related interest contracted for the acquisition of the QuoVadis Group is not directly attributable to or related to other operations of WISeKey, and elected to allocate those interests relating to the debt to acquire QuoVadis to discontinued operations. We reviewed the method of allocation based on net assets proposed under ASC 205-20-45-7 and considered that such allocation would not provide meaningful results because it would spread the interest onto other operations of the entity to which the interest is not directly attributable or related. Therefore, WISeKey further elected to apply ASC 205-20-45-8 and to allocate interest to the discontinued operations based on the debt that can be identified as specifically attributed to the operations of QuoVadis.

The interest amounts allocated to and included in discontinued operations were respectively USD 1,233,324, USD 3,602,553 and USD 9,903,009 for the years 2019, 2018 and 2017.

In previous annual and interim reports, the results of the discontinued operations were included in the mPKI segment.

The table below shows the total operating, investing and financing cash flows of the discontinued operation:

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2019	2018	2017
Net cash provided by (used in) operating activities	783	(6,164)	(6,526)
Net cash provided by (used in) investing activities	-	1,245	(440)
Net cash provided by (used in) financing activities	-	3,678	18,592

There were no significant operating and investing noncash items from discontinued operations in the years 2019, 2018 and 2017.

Divestiture of the QuoVadis Group

The sale was completed on January 16, 2019, when all QuoVadis entities except QuoVadis Services Ltd were transferred to Digicert Inc. The transfer of ownership of QuoVadis Services Ltd was conditional on receiving the consent from the Regulatory Authority in Bermuda (the “RAB”) (the “RAB Consent”) to the change in ultimate beneficial ownership of QuoVadis Services Ltd, being the entity holding the Communications Operating Licence in Bermuda. The RAB Consent was obtained in February 2019 and the transfer of ownership of QuoVadis Services Ltd from WISeKey to Digicert Inc. was effective on February 28, 2019. We assessed the SPA under ASC 810-10-40-6 and concluded that the terms and conditions of the SPA met the definition to account for the sale as a single transaction effective on January 16, 2019.

The purchase price set in the SPA was USD 45,000,000 to be split USD 40,500,000 at completion of the sale and USD 4,500,000 to be paid into an escrow account used for the settlement of any post-completion claims and released in an amount up to USD 2,500,000 on the first anniversary of the completion and the remaining amount on the second anniversary of completion. The net purchase price of USD 35,839,960 paid to WISeKey was adjusted for the following items: (a) all accounts payable items and other liability items due for payment on or before December 31, 2018 were paid in full; (b) the QuoVadis Group companies was transferred free of indebtedness including any loan with WISeKey; and (c) the equivalent of USD 4,000,000 in cash in aggregate was retained in the bank accounts of the QuoVadis companies.

ISTANA-related contracts and rights were transferred to WISeKey SA prior to December 31, 2018.

The table below shows the reconciliation of the cash inflow from divestiture presented in the consolidated statement of cash flows to the net purchase price:

USD'000
Net cash inflow from divestiture	40,919
Less:	-
Payment of all accounts payable items and other liability items due for payment on or before December 31, 2018	(6,541)
Debt repayment	(869)
Plus:
Net assets divested	2,331
Net purchase price	35,840

The gain from divestiture recorded in the reporting period is USD 31,099,632, shown as a separate line within discontinued operations in the income statement.

WISeKey did not have any involvement with the QuoVadis Group or Digicert Inc after it had been deconsolidated. Digicert Inc was not and is not a related party of WISeKey, and neither the QuoVadis Group nor Digicert Inc are related parties to WISeKey after the deconsolidation.

Note 38.	Legal proceedings

We are currently not party to any legal proceedings and claims.

Note 39.	Related parties disclosure

Subsidiaries

The consolidated financial statements of the Group include the entities listed in the following table:

Group Company Name	Country of	Year of	Share Capital		% ownership as of December 31,	% ownership as of December 31,	Nature of business
	incorporation	incorporation			2019	2018
WISeKey SA	Switzerland	1999	CHF	933,436	95.58%	95.35%	Main operating company. Sales and R&D services
WISeKey Semiconductors SAS	France	2010	EUR	1,298,162	100.0%	100.0%	Chip manufacturing, sales & distribution
WiseTrust SA	Switzerland	1999	CHF	680,000	100.0%	100.0%	Non-operating investment company
WISeKey (Suisse) SA**	Switzerland	2002	CHF	100,000	100.0%	100.0%	Dormant
WISeKey ELA SL	Spain	2006	EUR	4,000,000	100.0%	100.0%	Sales & support
WISeKey SAARC Ltd	U.K.	2016	GBP	100,000	51.0%	51.0%	Non trading
WISeKey USA Inc*	U.S.A	2006	USD	6,500	100%*	100%*	Sales & support
WISeKey India Private Ltd***	India	2016	INR	1,000,000	45.9%	45.9%	Sales & support
WISeKey KK	Japan	2017	JPY	1,000,000	100.0%	100.0%	Sales & distribution
WISeKey Taiwan	Taiwan	2017	TWD	100,000	100.0%	100.0%	Sales & distribution
WISeCoin AG	Switzerland	2018	CHF	100,000	90.0%	90.0%	Sales & distribution
WISeKey Equities AG	Switzerland	2018	CHF	100,000	100.0%	100.0%	Financing, Sales & distribution
WISeCoin France R&D Lab SAS	France	2019	EUR	10,000	90.0%	not incorporated	Research & development
WISeKey Semiconductors GmbH	Germany	2019	EUR	25,000	100.0%	not incorporated	Sales & distribution
WISeKey Arabia - Information Technology Ltd	Saudi Arabia	2019	SAR	200,000.00	51.0%	not incorporated	Sales & distribution

* 50% owned by WISeKey SA and 50% owned by WiseTrust SA
** dormant or in the process of being liquidated
*** 88% owned by WISeKey SAARC which is controlled by WISeKey International Holding AG

Related party transactions and balances

	Receivables as at		Payables as at		Net expenses to			Net income from
Related Parties	December 31,	December 31,	December 31,	December 31,	in the year ended December 31,			in the year ended December 31,
(in USD'000)	2019	2018	2019	2018	2019	2018	2017	2019	2018	2017
1 CarlosMoreira	-	8	-	-	-	-	12	-	209	-
2 Maryla Shingler-Bobbio	-	-	-	-	123	80	-	-	-	3
3 Philippe Doubre	-	-	40	54	114	80	-	-	-	-
4 Juan Hernández Zayas	-	-	37	62	165	88	-	-	-	-
5 Thomas Hürlimann	-	-	16	24	63	24	-	-	-	-
6 Dourgam Kummer	-	-	2	68	52	264	81	-	-	-
7 David Fergusson	-	-	22	31	161	47	224	-	-	-
8 Roman Brunner	-	-	-	418	426	242	-	87	-	-
9 Anthony Nagel	-	-	-	-	5	164	-	58	-	-
10 Harald Steger	-	-	-	-	-	445	-	-	-	-
11 Don Tapscott	-	-	-	200	-	394	-	-	-	-
12 Wei Wang	-	-	-	-	-	187	-	10	-	-
13 OISTE	119	-	-	92	219	221	219	140	-	88
14 Todd Ruppert	-	-	-	-	-	353	-	-	-	-
15 Edmund Gibbons Limited	-	-	-	451	479	173	130	36	434	431
16 Terra Ventures Inc	-	-	33	31	-	-	-	-	-	-
17 SAI LLC (SBT Ventures)	-	-	33	32	-	-	-	-	-	-
18 GSP Holdings Ltd	-	-	17	16	-	-	-	-	-	-
19 Indian Potash Limited	-	-	-	-	-	-	-	-	42	-
20 ACXIT Capital	-	-	-	-	-	-	1,302	-	696	-
21 Philippe Gerwill	-	-	-	-	14	-	-	-	-	-
22 Related parties of Carlos Moreira	-	-	2	-	360	-	-	-	-	-
23 Thomas J. Egger	-	-	-	-	-	-	129	-	-	-
Total	119	8	202	1,479	2,181	2,762	2,097	331	1,381	522

1. Carlos Moreira is the Chairman of the Board and CEO of WISeKey. A short-term receivable in an amount of CHF 7,713.14 (USD 7,844) from Carlos Moreira was outstanding as at December 31, 2018, made up of short-term cash advances to Carlos Moreira for his travel expenses. This short-term receivable was cleared in 2019 when expense claims were processed.

A credit of CHF 204,633 (USD 209,314) was recorded in the income statement in 2018 in relation to a loan of 322,900 WIHN class B shares from Carlos Moreira to WISeKey on September 25, 2018. The equivalent of 100,000 WIHN class B shares was repaid by WISeKey in cash at market price CHF 3.22 per share, hence a repayment of CHF 322,000 on November 13, 2018, and the remaining 222,900 WIHN class B shares were delivered back to M. Moreira on December 28, 2018 as full and final repayment of the loan. The credit recorded in the income statement correspond to the accounting revaluation of the loan at market price at each transaction date, there was and will not be any cash paid to Carlos Moreira for this credit entry.

2. Maryla Shingler Bobbio is a former Board member of the Group, and former member of the Group’s audit committee and nomination & compensation committee. Ms. Shingler Bobbio resigned from WISeKey’s Board on November 21, 2019. The expenses recorded in the income statement in the year to December 31, 2019 relate to her Board fees.

3. Philippe Doubre is a Board member of the Group, and member of the Group’s nomination & compensation committee, as well as a shareholder. The payable to Philippe Doubre as at December 31, 2019 and expenses recorded in the income statement in the year to December 31, 2019 relate to his Board fee.

4. Juan Hernandez-Zayas is a Board member of the Group, and member of the Group’s audit committee and the strategy committee, as well as a shareholder. The payable to Juan Hernandez-Zayas as at December 31, 2019 and expenses recorded in the income statement in the year to December 31, 2019 relate to his Board fees.

5. Thomas Hürlimann is a former Board member of the Group. Mr. Hürlimann did not seek reelection at the Group’s last Annual General Meeting on May 21, 2019. The payable to Thomas Hürlimann as at December 31, 2019 and expenses recorded in the income statement in the year to December 31, 2019 relate to his Board fees.

6. Dourgam Kummer is a Board member of the Group, as well as a shareholder. Since January 2019, Dourgam Kummer serves as Head of M&A of WISeKey and has therefore become an executive member of the Board. The payable to Dourgam Kummer as at December 31, 2019 relates to unpaid business expenses. The expenses recorded in the income statement in the year to December 31, 2019 relate to his Board fees up until December 31, 2018.

7. David Fergusson is a Board member of the Group, and member of the Group’s audit committee and nomination & compensation committee, as well as a shareholder. The payable to David Fergusson as at December 31, 2019 and expenses recorded in the income statement in the year to December 31, 2019 relate to his Board fees.

8. Roman Brunner is the former Chief Revenue Officer of the Group and a shareholder. He entered into a loan agreement with WISeKey (Bermuda) Holding Ltd in 2007 and has made loans to WISeKey (Bermuda) Holding Ltd of varying amounts since 2004. The loan carried an interest rate of 5% per annum and had no fixed repayment date. Upon the divestiture of the QuoVadis Group on January 16, 2019, WISeKey repaid in full the loan from Mr. Brunner in an amount of USD 418,832.

9. Anthony Nagel is the former Chief Operations Officer of QuoVadis.

10. Harald Steger is a former member of the Group’s advisory committee.

11. Don Tapscott is a member of the Group’s advisory committee, and cofounder of The Tapscott Group Inc.

The Blockchain Research Institute (the “BRI”) is a division of The Tapscott Group Inc. On December 20, 2018 WISeKey and the BRI entered into an agreement to establish BlockChain Centers of Excellence and promote BlockChain technology worldwide.

12. Wei Wang is a former member of the Group’s advisory committee.

13. The Organisation Internationale pour la Sécurité des Transactions Electroniques (“OISTE”) is a Swiss non-profit making foundation that owns a cryptographic rootkey. In 2001 WISeKey SA entered into a contract with OISTE to operate and maintain the global trust infrastructures of OISTE. In line with the contract, WISeKey pays a regular fee to OISTE for the use of its cryptographic rootkey. A member of the Board of Directors of WISeKey is also a member of the Counsel of the Foundation which gives rise to the related party situation.

OISTE is also the minority shareholder in WISeCoin AG with a 10% ownership.

The receivable from OISTE as at December 31, 2019 and income recorded in the income statement in the year to December 31, 2019 relate to the facilities and personnel hosted by WISeKey SA on behalf of OISTE. In the year 2019, WISeKey SA invoiced OISTE CHF 138,610 (USD 139,506).

The expenses relating to OISTE recognized in 2019 are made up of license and royalty fees for the year 2019 under the contract agreement with WISeKey SA.

14. Todd Ruppert is a former investor in WISeKey.

15. Edmund Gibbons Limited had a 49% shareholding in QuoVadis Services Ltd which was 51% owned by WISeKey until the divestiture of the QuoVadis Group on January 16, 2019. QuoVadis Services Ltd had issued a promissory note to Edmund Gibbons Limited for USD 450,000 outstanding as at December 31, 2018. The note was non-interest bearing. Upon the divestiture of the QuoVadis Group on January 16, 2019, WISeKey repaid in full the loan from Edmund Gibbons Limited in an amount of USD 450,134.

16. Terra Ventures Inc has a 49% shareholding in WISeKey SAARC Ltd. Terra Ventures granted a GBP 24,507 loan to WISeKey SAARC Ltd on January 24, 2017. The loan is non-interest bearing and has no set repayment date.

17. SAI LLC, doing business as SBT Ventures, is a former shareholder in WISeKey SAARC Ltd. SAI LLC granted a GBP 25,000 loan to WISeKey SAARC Ltd on January 25, 2017. The loan is non-interest bearing and has no set repayment date.

18. GSP Holdings Ltd is a former shareholder in WISeKey SAARC Ltd. GSP Holdings Ltd granted a GBP 12,500 loan to WISeKey SAARC Ltd on February 02, 2017. The loan is non-interest bearing and has no set repayment date.

19. Indian Potash Limited has a 10% shareholding in WISeKey India Private Ltd.

20. ACXIT Capital Partners, an international corporate finance and investment advisory firm, has provided advisory services to WISeKey since 2014.

21. Philipp Gerwill is an external consultant for the group. On November 21, 2019, WISeKey granted options to Philipp Gerwill which were valued using the Black-Scholes model and the market price of the WIHN class B shares at grant. The stock-based expense recorded in 2019 was USD 14,197.

22. Two immediate family members of Carlos Moreira are employed by WISeKey SA and WISeKey USA respectively. In line with ASC 850-10-50-5, transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis. The aggregate employment remuneration of these two immediate family members amounted to USD 356,096 recorded in the income statement in 2019. The payable as at December 31, 2019 relates to unpaid business expenses.

Additionally, one other immediate family member of Carlos Moreira has access to WISeKey’s facilities for a cost of CHF 2,760 (USD 2,778) per annum, whilst another immediate family member was remunerated CHF 1,204 (USD 1,212) for services provided to WISeKey in January 2019.

23. Thomas J. Egger is a former Board member of the Group, and former member of the Group’s audit committee, as well as a shareholder.

Note 40.	Subsequent events

Capital increase

On January 09, 2020, the Company made an Authorised Share Capital increase by issuing 378,788 WIHN Class B shares against an investment of USD 1,000,000.32 from a private fund.

Crede Convertible Loan

On January 09, 2020 Crede exercised a conversion in the amount of USD 259,436 in exchange for 150,000 WIHN class B shares issued out of treasury share capital.

Release of restricted cash

On January 16, 2020, as per the terms of the SPA relating to the sale of WISeKey (Bermuda) Holding Ltd and its affiliates to Digicert Inc, USD 2.5 million of the consideration retained on an escrow account was released to WISeKey.

LSI Convertible Facility

In January 2020, WISeKey:

-	paid an additional CHF 24,527 legal fees qualifying as debt issue costs, and

-	transferred the 400,000 WIHN class B shares owed as commitment fee to LSI out of treasury stock.

Extension of share buyback program

On February 03, 2020, WISeKey announced that its Board of Directors had approved the expansion of its existing WIHN class B share buyback program to include its recently NASDAQ-listed ADSs. Class B shares or ADSs repurchased under the buyback program will be used, as previously announced, for potential future M&A transactions and in addition for (1) WISeKey’s existing employee share incentive program, (2) convertible loans entered into by WISeKey and (3) on demand equity lines available to WISeKey.

Extension of the SEDA

On March 04, 2020, WISeKey signed with Yorkville the extension of the SEDA agreement for a further 24 months, until March 31, 2023.

New facility with Yorkville

On March 04, 2020, WISeKey executed with Yorkville a new convertible loan agreement for a total amount of USD 4 million repayable in monthly instalments starting March 30, 2020. This new USD 4 million agreement replaces the existing Yorkville Convertible Loan signed on June 27, 2019 and the USD 2,337,393 remaining balance under the Yorkville Convertible Loan was rolled over into the new agreement. The new convertible loan agreement bears an interest rate of 6% per annum payable monthly in arrears and matures on April 30, 2021.Yorkville has the right to convert the outstanding loan amount or any portion thereof, and any accrued interest, into class B shares at an initial conversion price of CHF 3.00, subject to customary adjustments.

Options granted under WISeKey ESOP

After December 31, 2019 a total of 54,000 options were granted under the Group’s ESOP.