Form 20-F/A
period 2019-12-31
Wisekey International Holding S.A.
filed 2020-04-09
CIK 1738699

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________________________________________________________________________________________

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

Explanatory Note

WISeKey International Holding AG (the “Company”) is filing this Amendment No. 1 (this “Amendment No. 1”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on March 13, 2020, for purposes of filing the Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to the audited consolidated financial statements of the Company and its consolidated subsidiaries for that fiscal year as Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101 was not previously filed in the Form 20-F in reliance on the 30-day grace period provided under Rule 405(a)(2)(ii) of Regulation S-T.

Except as set forth above, this Amendment No. 1 does not modify or update any of the disclosures in the Form 20-F. This Amendment No. 1 speaks as of the time of filing of the Form 20-F and does not reflect events that may have occurred subsequent to such filing.

Item 19. Exhibits

The following exhibits are filed as a part of this Amendment No.1:

Index to Exhibits

Exhibit No.	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Scheme Linkbase Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing of Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WISEKEY INTERNATIONAL HOLDING AG

By:	/s/ Carlos Moreira	/s/ Peter Ward
	Carlos Moreira	Peter Ward
	Chief Executive Officer	CFO

Date: April 9, 2020