Form 20-F
period 2020-12-31
Wisekey International Holding S.A.
filed 2021-04-29
CIK 1738699

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

For the fiscal year ended December 31, 2020

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

_________________________________________________________________________________________________

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 40,021,988 Class A Shares and 42,839,554 Class B Shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

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

We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, "we," "us," "our Company," "the Group," "WISeKey," "WISeKey International Holding Ltd" and "our" shall refer to WISeKey International Holding AG and its subsidiaries, affiliates, and predecessor entities. Additionally, this annual report uses the following conventions:

•	"CHF" and "Swiss francs" refer to the legal currency of Switzerland

•	"Class A Shares" refers to our Class A Shares, par value CHF 0.01 per share

•	"Class B Shares" refers to our Class B Shares, par value CHF 0.05 per share

•	"NASDAQ" refers to the Nasdaq Stock Market LLC

•	"PKI" refers to Public Key Infrastructure

•	"$," "US $," "USD" and "U.S. dollars" refer to the legal currency of the United States

•	"SIX" refers to the Swiss Exchange (SIX)

•	"Switzerland" refers to the Swiss Confederation

•	"IoT" refers to Internet of Things

•	“RPA” refers to Robotic Process Automation

•	“SaaS” refers to Software as a Service

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

The following tables set forth our selected consolidated financial and other data for the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018 and are derived from our audited consolidated financial statements included elsewhere in this annual report. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report, and the information contained in "Item 5. Operating and Financial Review and Prospects" and "Item 3D. Risk Factors." The historical financial and other data included here and elsewhere in this annual report should not be assumed to be indicative of our future financial condition or results of operations.

We note that, in 2020, the Group adopted Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820) which, under its core principle, modifies the disclosure requirements on fair value measurements. The Group also adopted ASU 2016-13, Financial Instruments – Credit Losses, which requires the measurement of expected lifetime credit losses, rather than incurred losses, for financial instruments held at the reporting date based on historical experience, current conditions and reasonable forecasts and ASU 2019-04, Codification improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which clarifies and improves areas of guidance related to the recently issued standards on credit losses, hedging, and recognition and measurement of financial instruments to ASU 2016-01, 2016-13 & 2017-12. The Group has elected to follow this guidance.

We adopted the new standards as of January 01, 2020. Accordingly, previously reported financial statements, including footnote disclosures, have not been recast to reflect the application of the new standard to all comparative periods presented. Financial statements for the years ended December 31, 2019 and 2018 have not been restated.

Therefore, our selected consolidated financial and other data for the fiscal year ended December 31, 2020 reflect the requirements of the related ASUs, whilst our selected consolidated financial and other data for the fiscal years ended December 31, 2019 and December 31, 2018 reflect the old standards.

Consolidated Statement of Comprehensive Income/(Loss)

	12 months ended December 31,
USD'000 (except earnings per share: USD)	2020	2019	2018
Net sales	14,779	22,652	34,280
Cost of sales	(8,578)	(12,871)	(17,607)
Depreciation of production assets	(736)	(325)	(712)
Gross profit	5,465	9,456	15,961
Total operating expenses	(23,997)	(29,960)	(25,021)
Operating loss	(18,532)	(20,504)	(9,060)
Non-operating expenses	(10,366)	(2,513)	(795)
Loss from continuing operations before income tax expense	(28,898)	(23,017)	(9,855)
Income tax expense	(9)	(13)	(53)
Loss from continuing operations, net	(28,907)	(23,030)	(9,908)
Income / (loss) on discontinued operations	-	30,484	(6,357)
Net income / (loss)	(28,907)	7,454	(16,265)

Less: Net income / (loss) attributable to noncontrolling interests	(248)	(733)	13
Net income / (loss) attributable to WISeKey International Holding AG	(28,659)	8,187	(16,278)

Earnings per share (USD)
Earnings from continuing operations per share - Basic	(0.68)	(0.64)	(0.29)
Earnings from continuing operations per share - Diluted	(0.68)	(0.64)	(0.29)
Earnings from discontinued operations per share - Basic	-	0.84	(0.19)
Earnings from discontinued operations per share - Diluted	-	0.81	(0.19)
Earning per share attributable to WISeKey International Holding AG
Basic	(0.67)	0.23	(0.48)
Diluted	(0.67)	0.23	(0.48)

Other comprehensive income / (loss)	8,303	(1,683)	395
Comprehensive income / (loss)	(20,604)	5,771	(15,870)

Comprehensive income / (loss) attributable to noncontrolling interests	(343)	(860)	(10)
Comprehensive income / (loss) attributable to WISeKey International Holding AG	(20,261)	6,631	(15,860)

Consolidated Balance Sheet

	As at December 31,
USD'000 (except share amounts)	2020	2019
Cash and cash equivalents	19,650	12,121
Restricted cash, current	2,113	2,525
Other current assets	16,900	8,938
Total current assets	38,663	23,584
Total noncurrent assets	14,218	26,320
TOTAL ASSETS	52,881	49,904

Total current liabilities	24,977	20,150
Total noncurrent liabilities	13,478	9,310
TOTAL LIABILITIES	38,455	29,460
Common stock - Class A CHF 0.01 par value Authorized - 40,021,988, 40,021,988 and 40,021,988 shares Issued and outstanding - 40,021,988, 40,021,988 and 40,021,988 shares	400	400
Common stock - Class B CHF 0.05 par value Authorized – 63,234,625, 41,066,298 and 41,063,901 Issued – 47,622,689, 28,824,086 and 28,769,797 Outstanding – 42,839,554, 27,621,895 and 26,681,736	2,490	1,475
Total shareholders' equity attributable to WISeKey shareholders	16,269	22,015
Noncontrolling interests in consolidated subsidiaries	(1,843)	(1,571)
Total shareholders' equity	14,426	20,444
TOTAL LIABILITIES AND EQUITY AND REDEEMABLE PREFERRED SHARES	52,881	49,904

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

COVID-19 and prolonged economic uncertainties or downturns could materially adversely affect our business.

Our business depends on our current and prospective customers' ability and willingness to spend money in security applications, which in turn is dependent upon the overall economic health. Negative economic conditions have been seen globally since the COVID-19 pandemic began and while there is positive movement, the overall economic impact is still unknown. As a result of the overall impact of COVID-19 and other conditions resulting from financial and credit market fluctuations, there could be a decrease in corporate spending on information security software. Continuing economic challenges may cause our customers to re-evaluate decisions to purchase our solution or to delay their purchasing decisions, which could adversely impact our results of operations.

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

Technological Change

WISeKey needs to keep pace with changing technologies in order to provide effective identification and authentication solutions. In addition, we need to continue adjacent and inorganic growth in order to broaden and strengthen the portfolio of products and stay ahead of the technology changes and risks in order to be successful. WISeKey needs to anticipate, and quickly react to, rapid changes occurring in communications technologies and to the development of new and improved devices and services that result from these changes. WISeKey must also continue to move vertically up the value chain with its customers in order to secure future business and substantiate growth. If WISeKey is unable to respond quickly and cost-effectively to changing communications technologies and devices and evolving industry standards, the existing service offering could become non-competitive and WISeKey may lose market share. WISeKey's success will depend, in part, on its ability to effectively use leading technologies critical to the business, enhance its existing solutions, find appropriate technology partners, and continue to develop new solutions and technology that address the increasingly sophisticated and varied needs of its current and prospective clients and their customers and its ability to influence and respond to technological advances, emerging industry and regulatory standards and practices and competitive service offerings. WISeKey's ability to remain technologically competitive may require substantial expenditures and lead-time and the integration of newly acquired technologies will also take time. If WISeKey is unable to adapt and integrate in a timely manner to changing market conditions or customer requirements, its business, financial condition and results of operations could be seriously harmed.

WISeKey faces intense competition from companies that are larger and better known than we are, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The digital security market and now the knowledge automation space in which we operate face intense competition, constant innovation and evolving security threats. There are several global security companies with strong presence in this market, including VeriSign, Inc., DigiCert Inc., Entrust Datacard, Let's Encrypt, Symantec Corporation, FireEye, Inc., Red Hat Software, VASCO Data Security International, Inc., Zix Corp, NXP Semiconductors, Infineon Technologies, STMicroelectronics and Samsung Electronics. As we integrate and move into the knowledge automation space there are also related data lake and automation companies with strong foundations including Palantir and Snowflake.

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

WISeKey's competitors may have competitive advantages, such as:

•	greater name recognition, a longer operating history and a larger customer base;

•	larger sales and marketing budgets and resources;

•	broader distribution and established relationships with distribution partners and customers;

•	greater customer care and support resources;

•	broader supply chains;

•	greater resources to make acquisitions;

•	larger intellectual property portfolios; and

•	greater financial, technical and other resources.

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

Many of our customers operate in markets characterized by rapidly changing technologies and business plans, which require them to adapt to increasingly complex digital security infrastructures to protect internal and external corporate communications. As our customers' technologies and business plans grow more complex, we expect them to face new and increasingly sophisticated threats of security breach or counterfeiting. WISeKey faces significant challenges in ensuring that our security and automation solutions effectively protect identities of individual customers, company information and their brands in addition to driving efficient operations through automated decision making. As a result, we must continually modify and improve our products in response to changes in our customers' technology infrastructures.

WISeKey may not be able to successfully anticipate or adapt to changing technology or customer requirements on a timely basis or at all. If we fail to keep up with technological changes or to convince our customers and potential customers of the value of our security and automation solutions even in light of new technologies and integration, our business, results of operations and financial condition could be materially and adversely affected.

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

Our product enhancements or new products could fail to attain sufficient market acceptance for many reasons, including:

•	delays in releasing product enhancements or new products;

•	failure to accurately predict market demand and to supply products that meet this demand in a timely fashion;

•	failure to accurately price products and solutions;

•	inability to interoperate effectively with the existing or newly introduced technologies, systems or applications of our existing and prospective customers;

•	defects in our products;

•	Inability to integrate security and automation;

•	negative publicity about the performance or effectiveness of our products;

•	introduction or anticipated introduction of competing products by our competitors; and

•	installation, configuration or usage errors by our customers.

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

All products have a natural lifecycle that includes the inevitable end-of-life (“EOL”) process. During the ramping down of a product, or product family, there are many ways that our business operations can be challenged. Last time buys are a typical way for customers to deal with the EOL of a product that is still critical to one of their end products. These kinds of orders show an increase in short term sales but result in the abrupt drop off of revenue from that customer, for that product, after the last time buy is delivered. Discontinuing a product also comes with the risk that we may lose that customer for good if we do not have a replacement for the product or if they decide to look at alternative suppliers because of the change in supply.

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

The shift into knowledge automation and artificial intelligence is unknown and unproven on a global scale.

The automation market has been moving forward with Robotic Process Automation (“RPA”) for years and the demand in the market for the next evolution of such technology remains unknown. Our potential customers need to be accepting to move forward from their current business process automation and RPA implementations in order for WISeKey to be successful. The ability for WISeKey to predict the market and conditions is yet to be proven and the customer reaction remains unknown. In addition, the complex implementation in this sphere requires focused delivery resources and clear plans with the customer. Customer input and knowledge is critical to the success of knowledge automation and therefore some of WISeKey’s potential success will be reliant on its customers belief in the value proposition but their ability to support the implementation.

Our research and development efforts may not produce successful products or enhancements to our security and automation solutions that result in significant revenue or other benefits in the near future, if at all.

Investing in research and development personnel, developing new products and enhancing existing products is expensive and time consuming, and there is no assurance that such activities will result in significant new marketable products or enhancements to our products, design improvements, cost savings, revenues or other expected benefits. If we spend significant time and effort on research and development and are unable to generate an adequate return on our investment, our business and results of operations may be adversely affected. This is expected to be exacerbated in the coming year with the required integration of newly acquired knowledge automation assets which is expected to result in a more complex research and development program.

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

WISeKey's software applications are complex, the addition of newly acquired assets increases this complexity and there is a risk that defects or errors could arise, particularly where new versions or enhancements are released. Similarly, regulatory and industry requirements are continuously evolving and we may not be able to keep up with them. This could result in adverse consequences for us, such as lost revenue, a delay in market acceptance or customer claims.

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

We use various suppliers for silicon manufacturing and testing our parts. Any one of these suppliers could not meet their commitments for on-time delivery of our products. The market supply of such products has seen and continues to see difficulties in meeting demand and these kinds of supply disruptions can happen due to global shortages of silicon wafers or chemicals used in the processing of the silicon packaging or shortages in the labor force due to unrest or sicknesses. Our business and operating conditions can be at risk if we cannot deliver on our product demand as committed in our customer contracts.

Failure of our third-party suppliers to handle increased volume for their services could impact our ability to take advantage of upside business opportunities.

We outsource several critical functions in our supply chain to third-party suppliers such as the manufacture of our semiconductors. They all have a number of risks that are present in their businesses that could limit their ability to meet increased demands if we see increased orders from our customers. If our suppliers cannot satisfy our demand, we may not be able to meet our customer demands. Also, if our suppliers add higher costs to cover their increased volume, we may see drops in our gross profit margins. Many of these costs are not fixed, even though there may be contracts in place, and may be at the discretion of the third-party vendor.

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

WISeKey has invested substantial amounts of financial resources so far on its acquisitions, brand technology and market position. As at December 31, 2020, WISeKey had, on a consolidated level, an accumulated cumulative loss of USD 217,819,809, compared to USD 189,161,455 as at December 31, 2019 and USD 197,348,528 as at December 31, 2018. In the past, we made significant investments in our operations which have not resulted in corresponding revenue growth and, as a result, increased our losses. WISeKey expects to make significant future investments to support the further development and expansion of our business and these investments may not result in increased revenue or growth on a timely basis or at all.

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

Our founder, Carlos Moreira, holds more than 40% of the Company's voting rights as at December 31, 2020. Further, all holders of the Class A Shares represent approximately 45% of the Company's voting rights as at December 31, 2020. Our founder, or if the holders of Class A Shares were to act in concert with each other, the holders of the Class A Shares, would be able to exert significant influence over certain matters, including matters that must be resolved by the general meeting of shareholders, such as the election of members to the board of directors or the declaration of dividends or other distributions. To the extent that the interests of these shareholders may differ from the interests of the Company's other shareholders, the Company's other shareholders may be disadvantaged by any actions that these shareholders may seek to pursue.

The market for and price of Class B Shares and our ADSs may be highly volatile.

There has not been a public market in the United States for our Class B Shares, and the market for the ADS listed on NASDAQ is limited. You may not be able to sell your ADSs quickly or at the market price if trading in the ADSs is limited.

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

Further, the Company may choose to raise additional capital by issuing additional Class B Shares, depending on market conditions or strategic considerations. In particular, under our Articles of Association as at December 31, 20201, the board of directors is authorized to issue up to 7,808,906 new Class B Shares out of authorized capital at any time until May 15, 2022 and thereby increase the Company's share capital without further shareholder approval. After May 15, 2022 (and each subsequent two-year period), the shareholders may re-approve this authorization. Further, our Articles of Association provide for a conditional share capital based on which, as at December 31, 2020, the Company is authorized to issue up to 7,804,030 new Class B Shares, corresponding to CHF 390,201.50 in par value. Since December 16, 2020, the date of reference for the last formal recording in the Articles and the commercial register of the Canton of Zug, Switzerland, an aggregate number of 359,566 Class B Shares has been issued out of the Company's conditional share capital as at December 31, 2020. As a result, the available conditional share capital of the Company, as at December 31, 2020, amounted to CHF 372,223.20, corresponding to the issuance of 7,444,464 Class B Shares. Among other things, the Company's conditional share capital could be used in connection with the issuance of securities that are convertible into Class B Shares. To the extent that additional capital is raised through the issuance of Class B Shares or other securities that are convertible into Class B Shares, the issuance of such securities could dilute the Company's shareholders' interest in the Company.

_____________________________

1 The Company held an extraordinary general meeting on January 28, 2021 where our shareholders voted to increase both the authorized capital and the conditional capital of the Company. Therefore, under our Articles of Association approved at the extraordinary general meeting on January 28, 2021, the board of directors is authorized to issue up to 25,313,543 new Class B Shares out of authorized capital at any time until January 28, 2023 and thereby increase the Company's share capital without further shareholder approval. After January 28, 2023 (and each subsequent two-year period), the shareholders may re-approve this authorization. Further, our Articles of Association provide for a conditional share capital based on which, the Company is authorized to issue up to 22,913,543 new Class B Shares, corresponding to CHF 1,145,677.15 in par value.

On January 19, 2016, the Company entered into a share subscription facility agreement (the "SSF") with GEM Global Yield Fund LLC SCS and GEM Investments America, LLC (collectively referred to as "GEM"), according to which the Company has the right, at any date after the date on which the Class B Shares are listed on the SIX, during the period expiring on the earlier of (i) January 19, 2021 and (ii) the date on which GEM has subscribed for Class B Shares with an aggregate subscription price of CHF 60,000,000, to request GEM, in one or several steps, to subscribe for Class B Shares up to an aggregate subscription amount of CHF 60,000,000. After drawdowns made under this facility in June, August and December 2017 in the aggregate amount of CHF 3,905,355, the remaining amount available for drawdown is CHF 56,094,645 as at December 31, 2020. The subscription price for each subscription request of the Company corresponds to 90% of the average of the closing bid prices for Class B Shares on the SIX (as adjusted for variations) as reported by Bloomberg during the respective pricing period. If the Company elects to exercise its rights under the SSF, the issuance of Class B Shares would dilute the Company's shareholders' interest in the Company. As at December 31, 2020, the remaining amount available for drawdown by the Company under the SSF is CHF 56,094,645 (USD 63,434,405 at closing rate) and the estimated maximum number of Class B Shares deliverable under the SSF is 50,856,432 Class B Shares at CHF 1.103 per Class B Share (calculated based on the closing price of a Class B Share on December 30, 2020 of CHF 1.225 per Class B Share, discounted by 10%). The actual price, at which the Company may drawdown under the SSF is subject to change, and, therefore, the number of Class B Shares deliverable to GEM may vary. On January 19, 2021, the SSF expired. The Company did not make any drawdown on the facility between January 1, 2021 and January 19, 2021.

In connection with the SSF, on May 06, 2016, the Company granted to GEM 1,459,127 options on Class B Shares (the "GEM Options") for the acquisition of an equal number of Class B Shares. The GEM Options may be exercised by GEM at any time on or before May 6, 2021, at an exercise price per GEM Option initially set to CHF 8.85432 per Class B Share (the "GEM Initial Exercise Price"). The GEM Initial Exercise Price may be adjusted using certain agreed-upon formulae more fully described in Item 10.C -- Material Contracts – Options Issued to GEM. In application of adjustment provisions under the relevant warrant, the exercise price of the warrant has been adjusted from CHF 8.85342 to CHF 8.8264 and the number of Class B Shares that GEM is entitled to purchase upon exercise of the warrant has been increased by 4,612 Class B Shares to 1,463,739 as at December 31, 2020. The Class B Shares issued to GEM in connection with the GEM Options would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of GEM Options will dilute the Company's shareholders' interests in the Company.

On February 08, 2018, the Company entered into a Standby Equity Distribution Agreement, as amended on September 28, 2018 (the "SEDA") with YA II PN, Ltd., a fund managed by Yorkville Advisors Global, LLC (collectively referred to as "Yorkville"). Pursuant to the SEDA, the Company has the right, at any time during a five-year period, to request Yorkville, in one or several steps, to subscribe for Class B Shares up to an aggregate subscription amount of CHF 50,000,000. After several drawdowns made by WISeKey under the SEDA in 2018, 2019 and 2020, in the aggregate amount of CHF 3,992,169, the remaining amount available for drawdown is CHF 46,007,831 as at December 31, 2020. As long as a sufficient number of Class B Shares is provided through share lending, WISeKey has the right to make drawdowns under the SEDA at its discretion by requesting Yorkville to subscribe for (if the Class B Shares are issued out of authorized share capital) or purchase (if the Class B Shares are delivered out of treasury) Class B Shares worth up to CHF 5,000,000 each, subject to certain exceptions and limitations (including the exception that a drawdown request by WISeKey shall in no event cause the aggregate number of Class B Shares held by Yorkville to meet or exceed 4.99% of the total number of shares registered with the commercial register of the Canton of Zug). The subscription price for each subscription request of the Company corresponds to 93% of the lowest daily volume-weighted average share price (the "VWAP") of a Class B Share, as traded and quoted on the SIX, over the five trading days following the drawdown request by WISeKey. If the Company elects to exercise its rights under the SEDA, the issuance of Class B Shares would dilute the Company's shareholders' interest in the Company. As at December 31, 2020, the remaining amount available for drawdown by the Company under the SEDA is CHF 46,007,831 (USD 52,027,772 at closing rate) and, as at December 31, 2020, the estimated maximum number of Class B Shares deliverable under the SEDA is 40,393,178 Class B Shares at CHF 1.139 per Class B Share (calculated based on the closing price of a Class B Share on December 30, 2020 of CHF 1.225 per Class B Share, discounted by 7%). The actual price, at which the Company may drawdown under the SEDA is subject to change, and, therefore, the number of Class B Shares deliverable to Yorkville may vary.

In connection with a convertible loan agreement WISeKey entered into with Crede CG III, Ltd., Hamilton, Bermuda ("Crede") on September 28, 2018 (which matured on October 30, 2020), the Company granted to Crede, on September 28, 2018, 408,247 options (the "Crede Options") for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Crede Options as at December 31, 2020 is 408,247 Class B Shares. The Crede Options were amended on September 18, 2020 to extend the exercise period and may be exercised by Crede at any time on or before October 29, 2023 at an exercise price per Crede Option equal to CHF 3.84 per Class B Share. The Class B Shares issued to Crede in connection with the Crede Options would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of Crede Options will dilute the Company's shareholders' interests in the Company.

In connection with a convertible loan agreement WISeKey entered into with YA II PN, Ltd., a fund managed by Yorkville (“Yorkville”) on June 27, 2019 (which matured on August 1, 2020), the Company granted to Yorkville, on June 27, 2019, 500,000 options (the "Yorkville Options") for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Yorkville Options as at December 31, 2020 is 500,000 Class B Shares. The Yorkville Options may be exercised by Yorkville at any time on or before June 27, 2022, at an exercise price per Yorkville Option initially set to CHF 3.00 per Class B Share (the "Yorkville Initial Exercise Price"). The Yorkville Initial Exercise Price may be adjusted using certain agreed-upon formulae more fully described in Item 10C – Contracts – Options Issued to Yorkville. The Class B Shares issued to Yorkville in connection with the Yorkville Options would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of Yorkville Options will dilute the Company's shareholders' interests in the Company.

On December 16, 2019, WISeKey entered into a Convertible Term Loan Facility Agreement (the “LSI Convertible Facility”) with Long State Investment Limited (“LSI”), a Hong Kong-based investment company, to borrow up to CHF 30,000,000 (the "LSI Principal Amount"). Under the terms of the LSI Convertible Facility, WISeKey is able to drawdown individual term loans of up to CHF 500,000 or, if so agreed between the parties, up to CHF 2,500,000 at an interest rate of 1.5% per annum (the "LSI Interest"), up to an aggregate amount of CHF 30,000,000 over a commitment period of 24 months. LSI have the right to convert a drawdown tranche into Class B Shares or, if so agreed among the parties and permitted by law, into ADSs, within a period of 21 SIX trading days after each individual drawdown at 95% of the higher of (i) the then prevailing market rate and (ii) the minimum conversion price of CHF 1.80. Any term loan not converted by LSI initially will automatically convert into Class B Shares, or ADSs, 20 SIX trading days before the expiration of the commitment period at the applicable conversion price. Under certain circumstances, interest payments may be “paid in kind” by capitalizing such interest and adding to it the aggregate principal balance of the loan outstanding. As at December 31, 2020, WISeKey has not made any drawdown under the LSI Convertible Facility, therefore the remaining amount available for drawdown is CHF 30,000,000. The conversion of the LSI Principal Amount and, if applicable, the LSI Interest, into Class B Shares will dilute the Company's shareholders' interest in the Company. The number of Class B Shares deliverable by the Company to LSI in connection with conversions of the LSI Principal Amount and the LSI Interest will depend on the applicable conversion price. As at December 31, 2020, the remaining amount available for drawdown by the Company under the LSI Convertible Facility is CHF 30,000,000 (USD 33,925,380 at closing rate) and, as at December 31, 2020, the estimated maximum number of Class B Shares deliverable under the LSI Convertible Facility is 17,543,860 Class B Shares at CHF 1.71 per Class B Share (calculated based on the higher of (i) the closing price of a Class B Share on the SIX on December 30, 2020 of CHF 1.225 per Class B Share and (ii) the minimum conversion price of CHF 1.80, discounted by 5%). Note that the actual price at which LSI may convert each tranche under the LSI Convertible Facility is subject to change, and, therefore, the number of Class B Shares deliverable to LSI may vary.

On March 04, 2020, WISeKey entered into a convertible loan agreement with Yorkville, pursuant to which Yorkville has committed to grant a loan to WISeKey in the amount of USD 4,000,000 (the "Yorkville Convertible Loan"). The Yorkville Convertible Loan will mature on April 30, 2021 ("Yorkville Maturity") and bear interest at a yearly rate of 6% ("Yorkville Interest"). The Yorkville Convertible Loan is to be repaid in cash in monthly instalments starting on March 30, 2020. However, Yorkville, in its sole and absolute discretion, may elect to convert any amount outstanding (principal and/or interests) into Class B Shares. The conversion price corresponds to the quotient of (i) the amount to be converted translated to CHF using the rate of exchange applicable on the date of the conversion, and (ii) a conversion price, initially set at CHF 3.00 per Class B Share but subject to adjustments under certain extraordinary circumstances. Yorkville did not effect any conversions in 2020. As at December 31, 2020 the remaining balance of the Yorkville Convertible Loan is USD 1,692,979.16. The conversion of the Yorkville Convertible Loan principal amount and, if applicable, the Yorkville Interest, into Class B Shares will dilute the Company's shareholders' interest in the Company. As at December 31, 2020, the remaining amount available for drawdown by the Company under the Yorkville Convertible Loan is USD 1,692,979.16 and, as at December 31, 2020, the estimated maximum number of Class B Shares deliverable under the Yorkville Convertible Loan is 507,431 Class B Shares at CHF 3.00 per Class B Share, assuming that the entire remaining amount of the Yorkville Convertible Loan (USD 1,692,979.16) would be converted in one step, together with all Yorkville Interest to be earned until the Yorkville Maturity. Note that the actual price at which Yorkville may convert each tranche under the Yorkville Convertible Loan is subject to change, and, therefore, the number of Class B Shares deliverable to Yorkville may vary.

On May 18, 2020, WISeKey entered into an Agreement for the Issuance and Subscription of Convertible Notes (the “Nice & Green Facility”) with Nice & Green SA (“Nice & Green”), pursuant to which WISeKey has the right to draw down up to a maximum of CHF 10,000,000 in up to 25 tranches, each of which is divided into 25 convertible notes (the “Nice & Green Convertible Notes”), during a commitment period of 24 months commencing on May 20, 2020. The Nice & Green Convertible Notes do not bear interest. Subject to a cash redemption right of WISeKey, the Nice & Green Convertible Notes are mandatorily convertible into Class B Shares within a period of 12 months from issuance of the respective Nice & Green Convertible Notes (the “Nice & Green Conversion Period”). Conversion takes place upon request by Nice & Green during the Nice & Green Conversion Period, but in any case, no later than at the expiry of the Nice & Green Conversion Period, at a conversion price of 95% of the lowest daily volume-weighted average price of a Class B Share as traded on the SIX Swiss Exchange during the ten trading days preceding the relevant conversion date. WISeKey made several drawdowns in 2020 under the Nice & Green Facility and the remaining amount available for drawdown as at December 31, 2020 is CHF 1,083,111 (USD 1,224,832 at closing rate). The conversion of the drawdowns under the Nice & Green Facility into Class B Shares will dilute the Company's shareholders' interest in the Company. In 2020, Nice & Green requested to convert all Nice & Green Convertible Notes issued in 2020, therefore, as at December 31, 2020, there were no Nice & Green Convertible Notes outstanding. As at December 31, 2020, the remaining amount available for drawdown by the Company under the Nice & Green Facility is CHF 1,083,111 (USD 1,224,832 at closing rate) and, as at December 31, 2020, the estimated maximum number of Class B Shares deliverable under the Nice & Green Facility is 930,507 Class B Shares at CHF 1.164 per Class B Share (calculated based on the closing price of a Class B Share on the SIX on December 30, 2020 of CHF 1.225 per Class B Share discounted by 5%). Note that the actual price at which Nice & Green may convert each tranche under the Nice & Green Facility is subject to change, and, therefore, the number of Class B Shares deliverable to Nice & Green may vary.

On August 07, 2020, WISeKey entered into a convertible loan agreement (the “Crede Convertible Loan”) with Crede, pursuant to which Crede has committed to grant a loan to WISeKey in the amount of USD 5,000,000. The Crede Convertible Loan will mature on August 07, 2022 ("Crede Maturity") and bear interest at a yearly rate of 5% ("Crede Interest"). The Crede Convertible Loan is to be repaid at Crede Maturity by way of conversion into such number of Class B Shares as corresponds to the quotient of the (i) then outstanding Crede Convertible Loan and (ii) 92% of the lowest daily volume weighted average share prices of a Class B Share, quoted on the SIX Swiss Exchange during the ten trading days immediately preceding the relevant conversion date, converted into USD at the relevant exchange rate. Pursuant to the terms of the Crede Convertible Loan, the Company has the right, at its sole election, to pay interest accrued on the outstanding principal amount in cash or by delivery of such number of Class B Shares, determined in accordance with the aforementioned conversion methodology. Crede may effect the conversion of the Crede Convertible Loan any time before Crede Maturity. Crede effected several conversions in 2020. As at December 31, 2020, the remaining balance of the Crede Convertible Loan is USD 4,215,119.92. The conversion of the Crede Convertible Loan amount into Class B Shares will dilute the Company's shareholders' interest in the Company. As at December 31, 2020, the remaining amount available for drawdown by the Company under the Crede Convertible Loan is USD 4,215,119.92 and, as at December 31, 2020, the estimated maximum number of Class B Shares deliverable under the Crede Convertible Loan is 3,625,726 Class B Shares at CHF 1.274 per Class B Share, assuming that the entire remaining amount of the Crede Convertible Loan (USD 4,215,119.92) would be converted in one step, together with all Crede Interest to be earned until the Crede Maturity. Note that the actual price at which Crede may convert each tranche under the Crede Convertible Loan is subject to change, and, therefore, the number of Class B Shares deliverable to Crede may vary.

In connection with the Crede Convertible Loan, the Company granted to Crede, on August 07, 2020, 1,675,885 options (the "Second Crede Options") for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Second Crede Options as at December 31, 2020 is 1,675,885 Class B Shares. The Second Crede Options may be exercised by Crede at any time on or before September 14, 2023 at an exercise price per option equal to CHF 1.375 per Class B Share, as amended. The Class B Shares issued to Crede in connection with the Second Crede Options would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the Second Crede Options will dilute the Company's shareholders' interests in the Company.

On December 08, 2020, WISeKey entered into an Agreement for the Issuance and Subscription of Convertible Notes (the "GTO Facility") with GLOBAL TECH OPPORTUNITIES 8, Grand Cayman, Cayman Islands ("GTO") pursuant to which GTO committed to grant a loan to WISeKey by way of convertible notes (the “GTO Convertible Notes”), for up to a maximum amount of CHF 15,500,000, subject to certain conditions, over a period of 18 months. The GTO Convertible Notes do not bear any interest. Each GTO Convertible Note may be converted within a period of 12 months after its issuance (the “GTO Conversion Period”). Conversion takes place upon request by GTO during the GTO Conversion Period, but in any case no later than at the expiry of the GTO Conversion Period, into such number of Class B Shares as corresponds to the principal amount of the GTO Convertible Note divided by the higher of (i) CHF 0.05 and (ii) 97% of the lowest five trading day volume weighted average price of Class B Shares as traded on the SIX Swiss Exchange over the twenty trading days immediately preceding the relevant conversion date. The GTO Convertible Notes are only repayable in cash in an event of default under the terms of the GTO Facility or if WISeKey so elects. GTO made several subscriptions in 2020 under the GTO Facility and the remaining amount available for subscription as at December 31, 2020 is CHF 10,840,000 (USD 12,258,371 at closing rate). The conversion of the drawdowns under the GTO Facility into Class B Shares will dilute the Company's shareholders' interest in the Company. GTO requested to convert some but not all GTO Convertible Notes issued in 2020. As at December 31, 2020, GTO Convertible Notes in an aggregate amount of CHF 3,910,000 (USD 4,421,608 at closing rate) remained unconverted and the remaining amount available for subscription by the Company under the GTO Facility is CHF 10,840,000 (USD 12,258,371 at closing rate), therefore, as at December 31, 2020, the estimated maximum number of Class B Shares deliverable under the GTO Facility is 12,415,824 Class B Shares at CHF 1.188 per Class B Share (calculated based on the closing price of a Class B Share on the SIX on December 30, 2020 of CHF 1.225 per Class B Share discounted by 3%). Note that the actual price at which GTO may convert each tranche under the GTO Facility is subject to change, and, therefore, the number of Class B Shares deliverable to GTO may vary.

In connection with the GTO Facility, the Company granted GTO the option to acquire Class B Shares at an exercise price of the higher of (a) 120% of the 5-trading day VWAP of the Class B Shares on the SIX Swiss Stock Exchange over the 5 trading days immediately preceding the relevant subscription request and (b) CHF 1.50 (the “GTO Option Exercise Price”). The number of options granted at each tranche subscription is calculated as 15% of the principal amount of each subscription divided by the GTO Option Exercise Price. Each option agreement has a 5-year exercise period starting on the relevant subscription date. As at December 31, 2020, a total of 466,000 options (the "GTO Options") for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the GTO Options as at December 31, 2020 is 466,000 Class B Shares. The GTO Options may be exercised by GTO at any time until the fifth anniversary of their respective grant at the GTO Option Exercise Price. Should the remaining amount available for subscription by the Company under the GTO Facility of CHF 10,840,000 (USD 12,258,371 at closing rate) be subscribed for, the estimated maximum number of options deliverable under the GTO Facility is 7,226,666 for the acquisition of an equal number of Class B Shares. As a result, assuming the GTO Facility is fully subscribed for, the maximum total number of Class B Shares that are issued and issuable under the GTO Facility as at December 31, 2020 is 7,692,666 Class B Shares (the “Total GTO Options”). The Class B Shares issued to GTO in connection with the Total GTO Options would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the Total GTO Options will dilute the Company's shareholders' interests in the Company. Note that the actual GTO Warrant Exercise Price at each subscription used to calculate the number of options granted to GTO is subject to change, and, therefore, the number of Class B Shares deliverable to GTO may vary.

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

Our operating results can also vary significantly due to impairments of intangible assets, including goodwill, and other fixed assets. As at December 31, 2020, the value of our goodwill as recorded on our balance sheet was USD 8,316,892 and the value of acquired technologies and other intangible assets was USD 8,900, net of impairment and amortization. Because the market for our products is characterized by rapidly changing technologies, our future cash flows may not support the value of goodwill and other intangibles recorded in our consolidated financial statements. According to U.S. GAAP, we are required to annually test our recorded goodwill and indefinite-lived intangible assets, if any, and to assess the carrying values of other intangible assets when impairment indicators exist. As a result of such tests, we could be required to book impairment charges in our statement of operations if the carrying value is greater than the fair value. The amount of any potential impairment is not predictable.

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

Our Articles and Swiss law contain provisions that could prevent or delay an acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions may also adversely affect prevailing market prices for our Class B Shares and our ADSs. These provisions provide, among other things:

•	an opting-out from the obligation of an acquirer of Shares to make a public offer pursuant to article 135 and 163 of the Swiss Financial Market Infrastructure Act, including its implementing directives, circulars and other regulations (the "FMIA");

•	that the share capital is divided into different classes of shares, of which only Class B Shares are listed on the SIX, whereas Class A Shares are not listed and tradable;

•	that the Board is currently authorized, at any time until January 28, 2023, to issue up to 25,313,543[2] new Class B Shares and to limit or withdraw the pre-emptive rights of existing shareholders in various circumstances;

_____________________________

2 As approved at the extraordinary general meeting held on January 28, 2021.

•	that any shareholder who is entitled to propose any business or to nominate a person or persons for election as member of the Board at an annual meeting may only do so if advance notice is given to the Company;

•	that a merger or demerger transaction requires the affirmative vote of the holders of at least two-thirds of voting rights and an absolute majority of the par value of the shares, each as represented (in person or by proxy) at the general meeting of shareholders and the possibility of a so-called "cash-out" or "squeeze-out" merger if the acquirer controls 90% of the outstanding shares entitled to vote at a general meeting of shareholders; and

•	that any action required or permitted to be taken by the holders of shares must be taken at a duly called annual or extraordinary general meeting of shareholders of the Company.

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

Assuming a total of approximately 87.6 million of our shares are issued (in line with the commercial register of the Canton of Zug as at December 31, 2020), of which approximately 40.0 million are Class A Shares and approximately 47.6 million are Class B Shares, the Class A Shares as a class contribute approximately 14% of the aggregate par value of the Company, have 46% of the total votes for matters that require approval on the basis of a specified majority of the number of shares present or represented at the shareholders meeting, but 14% of the total votes for matters that require approval on the basis of a specified majority of the par value of the shares present at the shareholders meeting. Assuming the same total of approximately 87.6 million of our shares are issued, of which approximately 40.0 million are Class A Shares and approximately 47.6 million are Class B Shares, Class B Shares as a class contribute 86% of the aggregate par value of the Company, have 54% of the total votes for matters that require approval on the basis of a specified majority of the number of shares present or represented at the shareholders meeting, but 86% of the total votes for matters that require approval on the basis of a specified majority of the par value of the shares present at the shareholders meeting.

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

We are incorporated under the laws of Switzerland. Certain of our directors reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. The United States and Switzerland do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Switzerland. In addition, uncertainty exists as to whether Swiss courts would entertain original actions brought in Switzerland against us or our directors predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be reviewed by the courts of Switzerland. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If a Swiss court gives judgment for the sum payable under a U.S. judgment, the Swiss judgment will be enforceable by methods generally available for this purpose. These methods generally permit the Swiss court discretion to prescribe the manner of enforcement. As a result, U.S. investors may not be able to enforce against us or certain of our directors, or certain experts named herein who are residents of Switzerland or countries other than the United States, any judgments obtained in U.S.

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

Although we believe that we were not a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes in 2020, there can be no assurance in this regard, and if we are a PFIC in any year, U.S. holders of our ADSs may be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Based on our financial statements, business plan and certain estimates and projections, including as to the relative values of our assets, we do not believe that we were a PFIC for our 2020 taxable year and do not expect to be a PFIC in the foreseeable future. However, there can be no assurance that the Internal Revenue Service (the "IRS") will agree with our conclusion regarding our PFIC status, and whether we are or will be classified as a PFIC in any particular year is uncertain because we currently own a substantial amount of passive assets, including cash, and the valuation of certain of our assets is uncertain and may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

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

In January 2021, we completed the first phase of the acquisition of arago GmbH (“arago”) by acquiring a controlling interest in arago. arago is a leading German technology company that provides Artificial Intelligence (“AI”) to enterprises globally through knowledge automation. On November 18, 2020, the Company signed a convertible loan agreement with arago to acquire, through conversion of a CHF 5 million loan and guaranteeing arago’s existing indebtedness, a controlling interest of 51% in arago (see Note 10 of our consolidated financial statement as at December 31, 2020). On January 18, 2021, we requested to convert the loan into 51% of arago’s share capital carrying 51% of the voting rights (see Note 40 of our consolidated financial statement as at December 31, 2020).

The acquisition of a controlling interest in arago is the initial step in an overall transaction which would lead to a combination of the businesses of WISeKey and arago. As per the terms of a non-binding term sheet between WISeKey and the shareholders of arago, the combination would be completed through the issuance by WISeKey of new Class B shares to arago’s remaining minority shareholder against contribution by arago’s minority shareholder of the remaining arago shares to WISeKey. arago’s remaining shareholder would then hold a significant minority stake in WISeKey. The transaction is subject to the parties agreeing on definitive agreements, including the respective relative valuations. The term sheet contemplates that arago's shareholders would hold up to 12,327,506 Class B Shares. The subsequent completion of definitive agreements would, among other things, be conditional upon obtaining the required regulatory and other standard authorizations.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

B.	Business Overview

Overview

We are a Swiss cybersecurity company, publicly listed in Switzerland on the SIX since 2016 (Class B Shares) and NASDAQ, since 2019 (American Depositary Shares), focused on delivering integrated security solutions for the Internet of Things (IoT) and digital identity ecosystems. In addition, with recently acquired assets, WISeKey is evolving to now include secure knowledge automation fueled by artificial intelligence. With over two decades of experience in the digital security market, we integrate our secure semiconductors, cybersecurity software, and a globally recognized Root of Trust (RoT) into leading-edge products and services that protect users, devices, data and transactions in the internet-connected world. Taking this trusted foundation, WISeKey intends to integrate the arago AI and data platform and wrap it with a cybersecurity layer to deliver Trusted Knowledge Automation via a cloud-based Software as a Service (“SaaS”) offering designed for an uncertain cyberthreat environment. This unique combination of data, AI, and trust technologies is intended to enable organizations worldwide to digitize their business operations.

The rapid proliferation of internet-connected devices and individuals' increasing dependence on them for personal and business purposes have exposed shortcomings in traditional security solutions. Legacy IT networks are easy targets for attackers that leverage the vulnerabilities of the outdated perimeter-based security methods that cannot keep up with the sheer number of devices that are being added every day. Our cybersecurity platform is the first of its kind to be intentionally designed to provide organizations with a holistic cybersecurity solution to safeguard their connected device ecosystem from the evolving cyber threats that lurk around every corner of the burgeoning Internet of Things (IoT) landscape. In addition to the cybersecurity risks, IT operations are traditionally lacking in efficiency and automation. The rise of Robotic Process Automation (RPA) has started to improve efficiency with automation but suffers from limitations. With the traditional deterministic model, scalability plateaus too quickly and this where our cybersecure knowledge automation can take over and elevate the current landscape to achieve significantly greater automation rates and operational efficiency.

Cyber-attacks are becoming increasingly sophisticated, posing significant and persistent threats to international organizations and the sensitive data that they are responsible to protect under government regulations such as GDPR. Attackers deploy clandestine, advanced, and targeted attacks on less secure bring-your-own-devices (BYOD) to infiltrate broader networks. These attacks can remain inside a network for extended periods of time undetected, most often to steal valuable data, spread malicious malware, or sabotage critical infrastructure. The proliferation of the IoT and the increase in connected devices is driving the severity of these risks up. As more devices are connected, more data is shared and as more data is shared, there are more points of vulnerability. Being able to secure these points of vulnerability is critical to the success of business and data communications future. The World Economic Forum said, in an article published in November of 2019, that Cybercrime will remain a large-scale concern for years to come. From 2019 to 2023E, approximately $5.2 trillion in global value will be at risk from cyberattacks, creating an ongoing challenge for corporations and investors alike3. With these cyber-risks, business process automation can be cumbersome and difficult and often requires on-premise implementation in order to limit risk and exposure. This creates inefficiencies, limits the upside and still does not close the gap on all data vulnerabilities.

In the context of cybersecurity, a major concern is not just the risk of exposing data to bad actors, but also the actions and decisions that are made based on the data and that cannot take place if the data cannot be trusted. As a result, conceptually in terms of data classes, some data can be trusted to take a particular action and other data cannot. If data is categorized as "Untrusted Data", where the identity of a device or data source is not known, the network security is low or the data integrity cannot be validated, that data is flagged as untrusted. So-called "Secure Data" on the other hand stems from devices and data sources with trusted identities and data validation processes, inherently part of a Public Key Infrastructure (PKI), generating "Trusted Data" that can trigger reliable actions, transactions and processes. As more and more applications rely on immediate actions, like the decision for a drone to complete its delivery, the need for Secure Data becomes critical for safety and security and it can only derive from secure, trusted IoT ecosystems. This is the entire intent behind Trusted Knowledge Automation which is to be able to make real-time decisions based on Secure Data.

WISeKey believes that, with arago, we are in a space alone, combining secure IoT microchips with proven cybersecurity software and services and offering that as a wrapper for Knowledge Automation which can now be provided in a cloud-based SaaS environment due to the security and secure data communications. Simply put, devices and data sources that are deployed without the security provided by our platform are exposed and lack the mission-critical security systems to defend themselves and the networks they are connected to. Our security solutions are therefore at the forefront of cybersecurity innovation, driving the future of IoT and IT security as the most comprehensive way to fill all gaps in identity and data protection, giving organizations the confidence that they are protected from device-to-cloud and beyond. This is also the foundation by which we can supply Trusted Knowledge Automation with secure data entering the applicable system. This decreases the volume of necessary data in order to make automated and informed decisions which improves the time to market for businesses to implement knowledge automation.

_____________________________

3 Ghosh, I, ‘This is the crippling cost of cybercrime on corporations’, World Economic Forum, November 7, 2019.

Our cybersecurity and automation platform is comprised of our proprietary software and hardware products that have been designed from the ground up to address the unique attack parameters that threaten the IoT and data ecosystem:

•	Hardware - Our unique position as one of only six companies worldwide capable of designing and deploying secure microchips that have been certified by globally recognized security certification boards like Common Criteria, Cybersecurity and Infrastructure Security Agency and FIPS (Federal Information Processing Standards) gives us the advantage of being able to provide our clients with the highest level of digital security available on the market at this time. Our secure microchips, typically referred to as Secure Elements, have been embedded into billions of devices and are trusted to secure drone, enterprise, government, and medical-grade applications.

•	Software - Our software solutions are driven by proprietary technologies based on widely adopted standards such as Root of Trust (RoT) and Public Key Infrastructure (PKI), that enable our clients to effectively manage their digital identities, information, and communications through a single integrated platform. RoT enables us to secure electronic information through our PKI digital certificate technology. These digital certificates are deployed for mutual authentication and encryption, creating tamperproof electronic "fingerprints", allowing our clients to adapt to an always changing device landscape without compromising their digital security and integrity. This security is then wrapped around our cloud-based knowledge automation platform which enables the automation of decisions for IT operations, financial operations, IoT applications, and more.

Market Opportunities

Our security and automation solutions address the complex needs of global enterprises and organizations. Our customers include leading organizations in a diverse set of industries, including energy and utilities, financial services, healthcare, manufacturing, retail, technology, IT operations and telecommunications, as well as the public and academic sectors. In addition, we have an extensive network of channel partners, including software providers, systems integrators, IT outsourcing providers and leading cybersecurity consulting firms.

While our focus is on integrated solutions, we market and sell our products as both standalone products and integrated product suites. We derive revenue from the sales of microchips, software subscriptions, maintenance and licenses across our product portfolio.

Our core business addresses primarily three large and growing markets – Business Process Automation, Cybersecurity and IoT. According to industry research, worldwide information security spending will exceed $124 billion in 2019 (Aitken 2018)4 and steady commercial and consumer adoption will drive worldwide spending on the Internet of Things to $1.1 Trillion by 2023 (IDC 2019)5 with an estimated 7 billion IoT devices deployed (IoT Analytics 2018)6. Some notable sub-categories of where we have a significant track record include:

•	Industry 4.0

•	IT Operations Automation

•	Drone Security

•	Healthcare and Medical Devices

•	Data Privacy

•	Autonomous Safety

As at December 31, 2020, we had 81 employees located across 7 countries. We also have 17 independent contractors located in Vietnam and 2 in France. For the fiscal year ended December 31, 2020, we generated revenues of USD 14.8 million with cash reserves (restricted and unrestricted) of USD 21.8 million.

_____________________________

4 Aitken, R, ‘Global Information Security Spending To Exceed $124B in 2019, Privacy Concerns Driving Demand’, Forbes, August 19, 2018.

5 IDC Spending Guides, ‘Steady Commercial and Consumer Adoption Will Drive Worldwide Spending on the Internet of Things to $1.1 Trillion in 2023, According to a New IDC Spending Guide’, Business Wire, June 13, 2019.

6 Lueth, KL,‘State of the IoT 2018: Number of IoT devices now at 7B – Market accelerating’, IoT Analytics, August 8, 2018.

Security is our DNA and we are committed to continuing to develop and deliver solutions that keep our clients ahead of the unique cybersecurity threats that they face within their markets, enabling them to adapt to an evolving landscape. Trustworthiness is also demonstrated by means of independent audits and accreditations. WISeKey products and services are recognized for their superior quality and maximum-security levels through accreditations such as WebTrust for the PKI solutions and Common Criteria for the semiconductor products, meeting or exceeding the highest standards required by the industry.

Industry Background

Knowledge Automation is the next evolution of business process automation

Business process automation started in the 1990s with the first wave being simple task automation. The running of simple scripts or code to automate a simple task on a server for example and a situation where every single automation is a new application that must be developed. In the beginning of the 21st century, task automation saw some progression with runbooks and Business Process Management (“BPM”) tools in order to manage the scripts inside of an application. This continues to be an on-premise environment and all of the automations are stored within a single application. In the 2010’s, RPAs and solution building began to take hold with the ability to automate on the desktop. This enabled the automation of User Interface (“UI”) activity and more complex tasks, but the automation continued to be script based and on-premise.

WISeKey is poised to lead the next wave of the evolution in business process automation using AI to automate data and human knowledge for significantly improved and more efficient decision making of increasingly complex tasks. This is knowledge automation! It enables all tasks to be automated and to fully digitize processes from end-to-end. It is imperative complexity and cybersecurity, which have been the most pressing issues to resolve in the next evolution are addressed.

RPA scaling is limited to static tasks and not suited for complex or highly variable tasks. It makes maintenance and staying current extremely costly. Traditionally, business process automations have been applied directly to a UI or server which requires an on-premise presence in order to manage cybersecurity threats. These automations are not supportive of a true digital transformation as the approach is restricted to high frequency/low variability tasks with premise access. While this type of automation can increase the throughput of staff, it requires people to manage and supervise the automation and has a low ceiling.

WISeKey Knowledge Automation is breaking through these current limitations represents the next wave after RPA. We are providing a true digital transformation through process automation. Automation powered by Advanced AI acts on contextual data and insight from data – not on scripted instructions to automate a specific task, thereby reducing the effort required to automate. Automation is accomplished via secure APIs and data secured by Trust technologies such as digital identities and PKI certificates, enabling a SaaS model and cloud-based automation, thereby lowering costs to the customer. Applied AI automatically selects knowledge to apply in order to automate. Solutions are not fixed, enabling adapting to business change, thereby lowering maintenance costs (TCO). Reliance on data, not scripted automation, and lower automation and maintenance costs means that all tasks in a process can be automated – delivering end-to-end digital transformation.

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

Most devices today lack encryption, authentication and other forms of protection from malicious attacks. Once the security parameters are penetrated, attackers can infiltrate and further spread malicious software to a range of devices. This can ultimately lead to interruption of business operations, slowdown of internet functionality, potential disruptions to critical infrastructure, and in some cases even the loss of sensitive consumer information. Based on a report that INC.com conducted with collaboration from Cisco and the National Center for Middle Market, 60% of small businesses would fold within 6 months of a cyber-attack (Galvin 2018)7.

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

In today's environment, security for IoT relies on various vendors and solutions. According to Symantec Corporation, the average enterprise uses 75 distinct and different security products (Symantec 2015)8. These products can be effective at preventing an attack if it falls within the scope of their specific capability and the enterprises have the necessary security knowledge of how to implement the different elements. Enterprises increasingly require a vendor such as WISeKey that can provide a fully integrated offering designed specifically to address the unique challenges of IoT security.

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

Our Technology

After reviewing the market conditions listed in the Industry Background section above, it's easy to see that there is a clear and present need for a unified platform that can address the broad range of unique security, trust and automation challenges facing the market today. Even with a host of large corporations operating in automation and cybersecurity, they have not succeeded in building - in the way WISeKey does - comprehensive solutions that integrate automation, software and hardware into a single, easy to implement, platform that gives organizations the peace of mind that their processes are automated and products, networks, private data, and reputations are holistically protected.

_____________________________

7 Galvin, J, ‘60 Percent of Small Businesses Fold Within 6 Months of a Cyber Attack. Here’s How to Protect Yourself’, Inc., May 7, 2018

8 Symantec, ‘Symantec Introduces New Era of Advanced Threat Protection’, Symantec Press Release, October 27, 2015

WISeKey with its Trust Technology is a leader in cybersecurity with core technology used to generate digital identities and authenticate data and IoT, thereby enabling trust in IoT, data and identification. WISeKey’s recent acquisition of arago brings with it its AI and Data Technology who are leaders in business process automation and their next-generation Knowledge Automation enables up to 3x higher automation at lower ownership cost and enables full digitization of end-to-end processes and establishes customer data platform to support AI and analytics.

WISeKey is now combining these technologies, adding Trust to Knowledge Automation and enabling the delivery of the next wave in business process automation with the Trust required to combat the cyberthreats that have plagued the automation market in the past. This is a cloud-based SaaS offering designed for an uncertain cyberthreat environment with the customer data secured and authenticated throughout the entire process delivering unprecedented value to customers.

Knowledge Automation – There are three steps in the knowledge automation process:

1.          Data, a ticket or request is sent to HIRO, the arago knowledge automation platform, and the AI engine assesses if additional data required to determine what to do next.

2.          HIRO requests contextual data to determine what the problem is and through a trial-and-error process AI identifies the problem.

3.          HIRO then applies automation to solve problem, where each action feeds back data and the AI engine uses data to determine if the problem is solved or more steps are required.

This entire process is secured by Trust technology:

•	All communication through secure APIs, not directly to UI or server

•	Data “watermarked” when leaving customer systems

•	Encrypted in transit to HIRO

•	All contact with data is securely recorded and auditable

•	Personal data (PII) can be pseudomized for GDPR compliance

At the heart is an AI Data Warehouse:

•	All data used by HIRO during automation is stored in a Knowledge Graph

•	Data is structured and tagged for analytics – AI ready

Connected Trust Essentials - The future of the connected world relies on trust and our mission at WISeKey is to build trust through the delivery of integrated security solutions. This is at the core of our Knowledge Automation platform and supported by three core technologies that we believe are necessary to deliver on this mission: Digital Identities (Digital IDs), Public Key Infrastructure (PKI), and a globally recognized Root of Trust (RoT). Below is a brief overview of each component:

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

Root of Trust (RoT) - The concept of "Root of Trust" has a dual approach and interpretation:

•	Software-approach: Transactional RoT - This approach to the RoT is the one related to PKI technology and Digital Certificates. Typically, the PKI is built as a hierarchy of Certification Authorities, in such a way that the CA that issues the Digital Certificate of an entity is itself endorsed by a higher level Certification Authority (CA). Typically, this chain has two or three levels and at the top level we'll find what is called the "Root Certification Authority" (Root CA). This brings a key concept around Trust in PKI: We can trust a Digital Certificate if we trust the Root CA. WISeKey's Root CA is endorsed by the OISTE Foundation.

•	Device-approach: Hardware RoT - Encryption techniques in general and Public Key Cryptography in particular require an adequate protection of these encryption keys. Keys must be protected against physical and logistical attacks, ensuring that only the authorized owner can use it. The highest protection for these keys can be achieved by incorporating in the device a specific chip that assumes the role to protect the encryption keys and perform the cryptographic operations in a protected environment. These chips, or secure microcontrollers, are commonly known as the "Secure Element". For IoT devices it is also important to ensure that the software running in the device can't be corrupted or modified. This can also be achieved by encrypting and digitally signing the device firmware with a key protected in the secure element.

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

Our Additional Products & Services

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

Market Verticals

Industry 4.0 - Industry 4.0 is based on the concept of smart cities and factories where machines are augmented with internet connectivity and connected to a system that can visualize the entire production chain and make decisions on its own. The trend is towards automation and data exchange in technologies which include Smart Cities, Smart Meters, Cyber-Physical Systems (CPS), the Industrial IoT (IIOT), cloud computing and cognitive computing. Industry 4.0 is also referred to as the fourth industrial revolution. Our solutions are ideally suited to meet the needs of the Industry 4.0 market, where connected devices and cloud platforms merge with the goal of automating processes and introducing predictive analytics that can submit a repair request before a problem occurs, saving valuable down-time that costs manufacturers and suppliers millions in lost production. Industry 4.0 is fast becoming synonymous for the connectivity trend that is happening inside of smart cities, smart electricity grids, smart buildings, and any network that connects industrial applications.

IT Operations Automation – IT operations have long been faced with inefficient decision making and human error causing problems to be resolved not once, but multiple times before the situation is ultimately resolved. While the market has begun the automation process and evolved to RPAs, the ceiling is low and on-premise deployment is required to manage the security aspects. This also creates more costly investments and drives the human maintenance costs up. With WISeKey’s Knowledge Automation, these barriers are broken down and automation can be deployed where human knowledge can be leveraged and decisions can be automatically taken with the platform continuing to learn. The limits of RPAs typically generate no more than 30% automation while WISeKey’s knowledge automation significantly enhances proven automation rates. This drive efficiency, cost savings and a continuously improved customer satisfaction.

Drone Security - Enterprise drones as all unmanned aerial vehicles (UAVs) are experiencing massive growth across many segments including agriculture, construction, delivery, and law enforcement. As this growth occurs, the need for security becomes even more prevalent. There are security vulnerabilities through the entire process with risks not only of the drones being illicitly used but also of the data being highjacked. WISeKey has solutions to secure not only the drones themselves, but also the controllers, data, communications and even pilots with digital identities.

Healthcare and Medical Devices – COVID-19 has changed the landscape of healthcare and driven a massive increase in virtual health visits and home testing. This has continued to exacerbate the need for data privacy and test and health monitoring security. WISeKey has proven technologies already deployed in the market that provide digital identities for healthcare workers and consumers alike. These digital identities are combined with device security and data encryption to provide holistic security solutions allowing for home health care and testing to not only meet the current regulations but go beyond them and future proof the solutions.

Data Privacy - The protection of the information in general, and the protection of the private personal information of people in particular, is based on two major paradigms:

•	Information can only be accessed by the authorized parties, as decided by the owner at any moment. This includes the capability to authenticate who is trying to access the information, and also to avoid eavesdropping during storage or transmission;

•	Information must be authentic, so it cannot be manipulated while stored or transmitted, and there must be a mechanism to detect if any tampering occurred.

WISeKey uses advanced technologies that ensure the privacy of personal data thanks to the adoption of PKI technology, including:

•	Digital Identity, in the form of a Digital Certificate, to implement strong authentication mechanism, being able to ensure who can access the information.

•	Strong encryption to protect the data while stored in servers or transmitted over the internet.

•	Legally-binding digital signatures to ensure that the authenticity and integrity of the information

WISeKey's suite of products and services, including CertifyID and WISeID products enable such capabilities on all environments, including enterprise applications, desktop solutions, and mobile applications.

Autonomous Safety - The growing addition of complex technologies in the automotive industry had always as a goal to elevate the levels of safety and comfort for drivers and passengers. Self-driving cars, intelligent collision detection, advanced entertainment systems, connected to the Internet are just a few to mention. The potential risk of security flaws or errors in these technologies is enormous. Latest reports go as far as to consider a self-driving vehicle as a weapon if a malicious attacker takes controls of it (Campbell 2018)9. The only possibility to adopt these technologies with a reasonable control of the inherent risks is to adopt and embed security as a fundamental principle of the design and manufacturing process. Intelligent cars must embed security technologies in all layers where a potential attack vector exists. All sensors in the cars must interact with the controlling units in a way that both parts can be sure that there is no room for tampering in the data and commands. One must also control who can access the car components, from the driver to the personnel at the service shops. WISeKey offers a suite of technologies to enable such levels of security, including:

•	VaultiTrust - WISeKey’s VaultiTrust can be used for trusted data generation and secure elements provisioning inside of secure automotive manufacturing applications.

•	ISTANA PKI solution: Solution to manage all components in an intelligent car, by means of providing strong digital identities, based on PKI technology.

Our Competitive Strengths

We believe we have several competitive advantages that will enable us to defend and extend our market position in automation, digital identification and IoT security. Our key competitive strengths include:

•	Cybersecure Knowledge Automation - Business process automation is not a new market, but the WISeKey offer is changing the landscape and revolutionizing the opportunity for process automation with a new and comprehensively secure automation platform. This allows for end-to-end automation provided via the cloud which opens signtifiantly more opportunity. In addition, the fact that all of the data and inputs are secured enables for automation to be accomplished with less data because data uncertainty is removed from the equation. This is transformational and empowers business process automation to be fully digitized.

•	Unified Cybersecurity Platform - On the surface it may seem easy to look at WISeKey's secure semiconductor offerings and to compare us to other traditional semiconductor companies like NXP, Microchip, or ST Microelectronics or, or considering our experience in Root of Trust and PKI services, compare us to Certificate Authorities (CA) like Digicert, Comodo, or Globalsign. The key to our success is the fact that we are the first company of our scale to combine both offerings into a single platform.

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

_____________________________

9 Campbell, P, ‘Hackers have self-driving cars in their headlights’, Financial Times, March 15, 2018.

Our Growth Strategies

Our mission is to build trust through the delivery of integrated automation and security solutions. This is a broad reaching goal that requires a well-thought-out strategy to accomplish it. The key elements of our growth strategy include:

•	Direct Sales and Expansion within our Existing Customer Base - Our existing customer base provides a significant opportunity to drive incremental sales. We plan to increasingly market our automation, cybersecurity software and ROT offerings to our customers. We currently have growing number of customers using multiple components of our portfolio and believe helping our current customers identify gaps in their strategies will drive significant cross selling opportunities and increase our product deployment. In addition, we are investing in our Sales and Marketing to increase our ability to address new customers and opportunities in a direct sales model.

•	Acquiring New Customers through an OEM approach - Leveraging the expertise of others is always a smart way to approach the market. What’s more valuable is being able to offer others, OEMs and Systems Integrators to expand their own business models and approach by leveraging our cybersecurity and automation portfolio. This empowers them to customize their approach to the market and support that with a platform they can build upon. Knowledge Automation may be the best example where OEMs and Systems Integrators alike can integrate the Hiro platform to their existing business process automation ecosystem and drive their value to customers up much more rapidly than was previously possible. This in-turn enables WISeKey to address new markets and niche plays that otherwise might not be realized.

•	Expand our Geographic Coverage - We operate in a large, growing markets and there are substantial opportunities to expand our geographic coverage and client base. We plan to expand our global footprint outside of the areas where we currently operate. Our Swiss affiliation allows us to penetrate markets that have been traditionally difficult for our competitors and other security vendors, including China. In recent years we entered into the Indian market and expanded our operations in France, Taiwan, Japan, the United States and Germany. We specifically want to focus on continued expansion in the United States, which is a very underpenetrated foreign market for the Company.

•	Selectively Pursue Strategic Transactions - We will continue to proactively explore and pursue selective acquisitions to help drive our growth and complement our product offerings, expand the functionality of our security solutions, acquire technology or talent, or bolster our leadership position by gaining access to new customers or markets. Acquisitions remain core to our strategy and we continue to monitor an active pipeline of opportunities.

C.	Organizational Structure

We are the holding company of the WISeKey Group.

The chart below contains a summary of our organizational structure and sets out our subsidiaries, associated companies and joint ventures as at December 31, 2020. Although not all of our subsidiaries are wholly-owned, all of them are assessed as being under our control.

As at December 31, 2020, our main operating subsidiaries were WISeKey Semiconductors SAS, domiciled in France, and WISeKey SA, domiciled in Switzerland:

Company Name	Country of incorporation	Percentage ownership as at December 31, 2020
WISeKey SA	Switzerland	95.75%
WISeKey Semiconductors SAS	France	100.00%

D.	Property, Plants, and Equipment

Our corporate headquarters are located in Geneva, Switzerland. The principal office for our Swiss and international operations, which is also our registered office, is located in Zug, Switzerland.

As of December 31, 2020, the net book values of tangible fixed assets were as follows:

As at December 31, 2020
Asset category	Net book value (USD millions)
Machinery & equipment	0.7
Office equipment and furniture	0.3
Total tangible fixed assets	1.0

We do not own any facility and our group companies have entered into lease arrangements for the premises in which they operate. The following table sets forth our most significant facilities as at December 31, 2020:

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

Company Overview

We are a Swiss cybersecurity company focused on delivering integrated automation and security solutions globally. With over two decades of experience in the digital security market, we integrate our secure semiconductors, cybersecurity software, and a globally recognized Root of Trust (RoT) into leading-edge products and services that protect users, devices, data and transactions in the connected world. Now, this is also a cybersecure wrapper for our knowledge automation platform leveraging artificial intelligence and revolutionizing the business process automation space.

WISeKey is now positioned to further the digital transformation that has just started for all markets. By leveraging the strong track record of cybersecurity and now bringing that to business process automation we are set to revolutionize the market while at the same time continue to provide the highest quality solutions serving the semiconductor and digital identity markets.

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

Factors affecting our results of operations

Although most of our IoT segment customers are recurring customers, it is not industry practice to work with long-term contracts. Therefore, most of our IoT customers have signed a framework agreement with us but are not committed to certain volumes over a period of time. This introduces a level of uncertainty on the level of revenue generated from recurring customers.

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

Geographic Information

Our operations are global in scope and we generate revenue from selling our products and services across various regions. While our operations in Europe have historically contributed the largest portion of our revenues, our efforts to expand in the United States have increased the revenue generated from North America. We are also building a strategy to expand into new territories in Asia, although at this stage the results have not yet materialized in our revenue.

Our total revenue by geographic region for the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018 is set forth in the following table:

	12 months ended December 31,
	2020		2019		2018
Net Sales by region	USD'000%		USD'000%		USD'000%
Switzerland	592	4%	2,137	9%	2,512	7%
Rest of EMEA*	4,321	29%	8,046	36%	14,122	41%
North America	8,260	56%	9,691	43%	15,165	44%
Asia Pacific	1,526	10%	2,504	11%	2,306	7%
Latin America	80	1%	274	1%	175	1%
Total Net sales from continuing operations	14,779	100%	22,652	100%	34,280	100%

*EMEA means Europe, Middle East and Africa

Financial year ended December 31, 2020 compared with financial year ended December 31, 2019

	12 months ended December 31,	12 months ended December 31,	Year-on-Year Variance
USD'000	2020	2019

Net sales	14,779	22,652	-35%
Cost of sales	(8,578)	(12,871)	-33%
Depreciation of production assets	(736)	(325)	126%
Gross profit	5,465	9,456	-42%

Other operating income	43	180	-76%
Research & development expenses	(6,012)	(6,422)	-6%
Selling & marketing expenses	(7,355)	(7,929)	-7%
General & administrative expenses	(10,673)	(15,789)	-32%
Total operating expenses	(23,997)	(29,960)	-20%
Operating income / (loss)	(18,532)	(20,504)	-10%

Non-operating income	1,127	1,918	-41%
Gain / (loss) on derivative liability	44	214	-79%
Gain / (loss) on debt extinguishment	-	(233)	-100%
Interest and amortization of debt discount	(458)	(742)	-38%
Non-operating expenses	(11,079)	(3,670)	23%
Income / (loss) from continuing operations before income tax expense	(28,898)	(23,017)	-3%

Income tax (expense)/recovery	(9)	(13)	-31%
Income/ (loss) from continuing operations, net	(28,907)	(23,030)	-3%

Discontinued operations:
Net sales from discontinued operations	-	1,934	-100%
Cost of sales from discontinued operations	-	(791)	-100%
Total operating and non-operating expenses from discontinued operations	-	(1,801)	-100%
Income tax (expense)/recovery from discontinued operations	-	42	-100%
Gain on disposal of a business, net of tax on disposal	-	31,100	-100%
Income / (loss) on discontinued operations	-	30,484	-100%

Net income / (loss)	(28,907)	7,454	-400%

Less: Net income / (loss) attributable to noncontrolling interests	(248)	(733)	-66%
Net income / (loss) attributable to WISeKey International Holding AG	(28,659)	8,187	-370%

Revenue

Our total revenue for the year ended December 31, 2020 decreased by USD 7.9 million or 35% from prior period. The two main macro-economic factors behind this decrease are: the political and trading tensions between the U.S. and China, and the rising threat of protectionism and vulnerabilities in emerging markets, which continue to affect all IoT and microprocessors companies by delaying their investment decisions because of the threat over their supply chain, and the fact that the COVID-19 pandemic has upended the global economy and disrupted worldwide supply chains, causing significant near-term market uncertainty (according to the Semiconductors Industry Association (“SIA”), 2020 State of the U.S. Semiconductor Industry).

In relation to our mPKI segment, the uncertainty brought on by the COVID-19 pandemic has led some of our customers to halt authentication programs, and not maintain their commitment level to WISeKey.

With the planned expansion of WISeKey into AI through arago (see Notes 10 and 40, and above Item 4.A -- History and Development of the Company), we are positioning our product offering for the next technological evolutions to develop our authentication offering and deliver Trusted Knowledge Automation, so as to enable organizations worldwide to digitize their business, in an era when remote working has come to a peak.

The table below shows the breakdown of our revenue by operating segment for the years ended December 31, 2020 and December 31, 2019.

	12 months ended December 31,	12 months ended December 31,	Year-on-Year
USD'000	2020	2019	Variance
IoT segment revenue from external customers	14,317	20,504	-30%
mPKI segment revenue from external customers	462	2,148	-78%
Total revenue	14,779	22,652	-35%

Gross Profit

Our gross profit decreased by USD 4.0 million to USD 5.5 million (gross margin of 37%) in the year ended December 31, 2020 in comparison with a gross profit of USD 9.5 million (gross margin of 42%) in the year ended December 31, 2019. Most of the decrease in gross profit is the direct result of the decrease in revenue year-on-year. Due to the long manufacturing cycle of our IoT activity, and in order to reduce the lead time to our customers, we start the manufacturing cycle early. However, with the downturn and uncertainties in the global economy, some customers reduced their order volumes in 2020 on a very short notice, which did not allow us to adapt our manufacturing cycle and adversely impacted our gross profit margin. As an illustration, a total obsolescence charge of USD 1.0 million was recorded in the income statement in the year ended December 31, 2020 (compared to USD 335,667 in the year ended December 31, 2019) although the effect was reduced by the utilization of a provision for obsolescence of USD 622,335.

To a lesser extent, our gross profit was also adversely impacted by the introduction costs of the new Nanoseal product family in our IoT segment.

Other operating income

In 2020 our other operating income consisted of recharges for the use of our premises by OISTE (see Note 39 of our consolidated financial statement as at December 31, 2020) for USD 43,000. In 2019 our other operating income consisted of recharges for the use of our premises by OISTE (see Note 39 of our consolidated financial statement as at December 31, 2019) for USD 140,000 and a gain on the liquidation of our subsidiaries WISeKey Italia s.r.l and WISeKey Singapore Pte Ltd. for USD 40,000.

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

Our R&D expenses represented respectively 25% of total operating expenses in 2020 and 21% in 2019. Our Group being technology-driven, the level of our R&D expenses reflects our engagement to act as a leader on new cybersecurity developments and future applications, despite a reduction of our total operating expenses by USD 6.0 million.

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. Our subsidiary WISeCoin R&D Lab is eligible to receive such tax credits. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first.

Selling & marketing expenses

Our selling & marketing ("S&M") expenses include advertising and sales promotion expenses such as salaries, bonuses, pension costs, stock-based compensation, business development consultancy services, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

Our S&M expenses accounted for 31% of our total operating expenses in 2020 compared with 26% in 2019. This reflects our efforts to rebuild our sales team following the divestiture of WISeKey (Bermuda) Holding Ltd and its affiliates in 2018. In order to support future revenue, we intend to continue investing in our sales & marketing activities.

General & administrative expenses

Our general & administrative ("G&A") expenses cover all other charges necessary to run our operations and supporting functions, and include salaries, bonuses, pension costs, stock-based compensation, lease and building costs, insurance, legal, professional, accounting and auditing fees, depreciation and amortization of capitalized assets, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

Our G&A expenses decreased by 32% or USD 5.1 million in 2020 compared with 2019 and represented 44% of total operating expenses in 2020 compared with 53% in 2019. This decrease is the translation of our efforts to improve our group cost structure. It is also partly due to a reduction of USD 3.2 million in stock-based compensation year-on-year following the grant of ESOP options in 2019 to our employees in recognition for past services to our Company.

Operating loss

Our operating loss for the year ended December 31, 2020 decreased by USD 2.0 million compared with 2019, which shows that the USD 6.0 million reduction in operating expenses more than compensated for the USD 4.0 million decrease in gross profit. Although we are planning to continue investing in R&D and are also expecting to increase our S&M expenses in future as we strengthen our sales team, the Company keeps its focus on trying to rationalize its cost structure.

Non-operating income and expenses

The net expense resulting from income and expenses of our non-operating activities increased by USD 7.1 million in 2020 compared with 2019.

This is mainly due to an increase of non-operating expenses year-on-year by USD 7.4 million and a decrease of non-operating income year-on-year by USD 0.8 million. The primary factor affecting our non-operating activities in 2020 was the full impairment of our Tarmin warrant which had a carrying value of USD7.0 million (see Note 19 of our consolidated financial statement as at December 31, 2020).

Conversely, we recorded a decrease in expenses in relation to our financing facilities by USD 0.3 million in 2020 compared with 2019 (derivative liability, debt extinguishment, and interest and amortization of debt discount). In 2020, the Company entered into new financing instruments (see Note 25) without incurring any debt extinguishment expenses (compared to a debt extinguishment expense of USD 0.2 million in 2019). Our interest and amortization of debt discount expense in the year to December 31, 2020 was USD 0.5 million compared with USD 0.7 million in 2019.This decrease was mainly attributable to the fact that most conversions under our convertible facilities occurred long before maturity, which resulted in the corresponding unamortized debt discounts being recorded in Additional Paid-In Capital ("APIC") instead of amortized in the income statement.

Our Company regularly enters into loan and convertible loan agreements to finance its operations.

Net loss from continuing operations

As a result of the above factors, the net loss from continuing operations increased by 26%, or USD 5.9 million, from USD 23.0 million in the year ended December 31, 2019 to USD 28.9 million in the year ended December 31, 2020.

Net income

In the year ended December 31, 2020, the Company made a net loss of USD 28.9 million.

With a non-recurring USD 31.1 million gain from divestiture included in the income on discontinued operations in the income statement in the year ended December 31, 2019, we reached a net income position of USD 7.5 million in 2019.

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

EBITDA and Adjusted EBITDA

We define EBITDA as operating income/loss before income tax expenses, depreciation and amortization including any purchase accounting ("PPA") effects when applicable, and net interest expense.

We define Adjusted EBITDA as EBITDA further adjusted to exclude non-cash expenses such as stock-based compensation and equity settlements, and other items that management believes are unrelated to our core operations such as non-recurring legal and professional expenses related to our merger and acquisition activities.

The following table provides a reconciliation from operating loss to EBITDA and Adjusted EBITDA for the years ended December 31, 2020 and December 31, 2019.

	12 months ended December 31,
(Million USD)	2020	2019
Operating loss as reported	(18.5)	(20.5)
Non-GAAP adjustments from continuing operations:
Depreciation expense from continuing operations	1.0	0.8
Amortization expense on intangibles from continuing operations	0.6	0.5
EBITDA	(16.9)	(19.2)
Non-GAAP adjustments from continuing operations:
Stock-based compensation	0.4	5.4
M&A-related legal fees	0.5	1.0
M&A-related professional fees	0.1	-
Listing-related professional fees	0.1	0.2
Adjusted EBITDA	(15.8)	(12.6)

Financial year ended December 31, 2019 compared with financial year ended December 31, 2018

	12 months ended December 31,	12 months ended December 31,	Year-on-Year Variance
USD'000	2019	2018

Net sales	22,652	34,280	-34%
Cost of sales	(13,196)	(18,319)	-28%
Gross profit	9,456	15,961	-41%

Other operating income	180	289	-38%
Research & development expenses	(6,422)	(5,306)	21%
Selling & marketing expenses	(7,929)	(5,772)	37%
General & administrative expenses	(15,789)	(14,232)	11%
Total operating expenses	(29,960)	(25,021)	20%
Operating income / (loss)	(20,504)	(9,060)	126%

Non-operating income	1,918	2,181	-12%
Gain / (loss) on derivative liability	214	-	n/a
Gain / (loss) on debt extinguishment	(233)	-	n/a
Interest and amortization of debt discount	(742)	(150)	395%
Non-operating expenses	(3,670)	(2,826)	30%
Income / (loss) from continuing operations before income tax expense	(23,017)	(9,855)	134%

Income tax (expense)/recovery	(13)	(53)	-75%
Income/ (loss) from continuing operations, net	(23,030)	(9,908)	132%

Discontinued operations:
Net sales from discontinued operations	1,934	19,412	-90%
Cost of sales from discontinued operations	(791)	(6,196)	-87%
Total operating and non-operating expenses from discontinued operations	(1,801)	(19,778)	-91%
Income tax (expense)/recovery from discontinued operations	42	205	-80%
Gain on disposal of a business, net of tax on disposal	31,100	-	n/a
Income / (loss) on discontinued operations	30,484	(6,357)	580%

Net income / (loss)	7,454	(16,265)	146%

Less: Net income / (loss) attributable to noncontrolling interests	(733)	13	-5738%
Net income / (loss) attributable to WISeKey International Holding AG	8,187	(16,278)	150%

Revenue

Our total revenue for the year ended December 31, 2019 decreased by USD 11.6 million or 34% from prior period. This is mostly attributable to three factors:

•	The impact of the sale of WISeKey (Bermuda) Holding Ltd and its affiliates on our continuing operations with the absence of cross-selling opportunities, i.e. opportunities to sell other products and services of the group to existing customers of the divested entities, and the reduction of our sales team.

•	Our IoT activity was adversely affected by the overall downturn in the semiconductor industry worldwide. This downturn, linked to the political and trading tensions between the U.S. and China, and the rising threat of protectionism and vulnerabilities in emerging markets, has affected all IoT and microprocessors companies (according to the Semiconductors Industry Association, 2019 mid-year global semiconductor sales were down 14.5% as compared to 201810).

•	One of our products, the old-generation of MicroPass used in the past for electronic payments in the U.S. market, is reaching the end of its life.

With the introduction of the Nanoseal family, the next-generation family of secure memory chips, we are positioning our product offering for the next technological evolutions. However, the performance of our IoT segment will remain dependent on the macro-economic factors impacting the semiconductors industry, particularly the evolution of the tensions between the United States and China.

_____________________________

10 Semiconductors Industry Association, ‘Mid-Year Global Semiconductor Sales Down 14.5 Compared to 2018’, SIA Latest News, August 5, 2019.

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

Operating loss

Our operating loss for the year ended December 31, 2019 increased by USD 11.4 million compared with 2018, primarily. The key factors behind these results are to the decrease in gross profit by USD 6.5 million as detailed above, and the increase of our stock-based compensation expense by a total of USD 3.8 million year on year, following the grant of ESOP options to our employees in recognition for past services to our Company.

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

Factors affecting our income tax expenses and recovery

For the financial years 2020, 2019 and 2018, income tax at the Swiss statutory rate compared to the Group's income tax expenses as reported is as per table below.

Income taxes at the Swiss statutory rate	As at December 31,	As at December 31,	As at December 31,
USD'000	2020	2019	2018
Net income/(loss) from continuing operations before income tax	(28,898)	(23,017)	(9,855)
Statutory tax rate	14%	24%	24%
Expected income tax (expense)/recovery	4,043	5,524	2,365
Income tax (expense)/recovery	(9)	(13)	(53)
Change in valuation allowance	(631)	(2,129)	4,228
Permanent Difference	(1)	0	(9)
Change in expiration of tax loss carryforwards	(3,411)	(3,395)	(6,584)
Income tax (expense) / recovery	(9)	(13)	(53)

As at December 31, 2020 and 2019, our net deferred tax balance was reconciled as follows:

Deferred tax assets and liabilities	As at December 31,	As at December 31,
USD'000	2020	2019
Stock-based compensation	1	-
Defined benefit accrual	1,089	1,100
Tax loss carry-forwards	12,655	11,264
Deferred tax liability on change in unrealized gains related to available-for-sale debt securities	(753)	-
Valuation allowance	(12,989)	(12,358)
Deferred tax assets / (liabilities)	3	6

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

In 2020, the valuation allowance increased by USD 0.6 million due to the increase in tax loss carry-forwards. In 2019, the valuation allowance increased by USD 2.2 million, mainly due to the increase in tax loss carry-forwards by USD 0.7 million and the impact of the divestiture of QuoVadis.

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

We do not currently hedge against foreign currency fluctuation.

		12 months ended December 31,
		2020		2019		Year-on-Year Variance
Foreign currency to U.S. Dollar		Closing rate	12-month Average rate	Closing rate	12-month Average rate	Closing rate	12-month Average rate
Swiss Franc	CHF:USD	1.130846	1.066001	1.033253	1.006467	9.45%	5.92%
Euro	EUR:USD	1.222811	1.141357	1.122701	1.119921	8.92%	1.91%
Indian Rupee	INR:USD	0.013697	0.013487	0.014027	0.014200	-2.35%	-5.02%
Japanese Yen	JPY:USD	0.009690	0.009367	0.009201	0.009174	5.31%	2.10%
U.K. Pound Sterling	GBP:USD	1.366312	1.283296	1.326752	1.276954	2.98%	0.50%
Taiwanese Dollar	TWD:USD	0.035602	0.033968	0.033396	0.032374	6.61%	4.92%

The table below shows the variation in foreign exchange rates used to prepare our financial statements for the financial years ended December 31, 2020, December 31, 2019, and December 31, 2018.

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

We had positive working capital of USD 13.7 million as at December 31, 2020. We calculate working capital as our current assets, less our current liabilities. Although our adjusted working capital is positive, based on the Group’s cash projections for the next 12 months to March 31, 2022, the Group will need approximately USD 1 million to fund operations and financial commitments. Note 25 of our consolidated financial statement as at December 31, 2020 describes the sources of funding that the Group can turn to whenever needed. In addition to two separate equity facilities (the SSF and SEDA), the loans contracted by WISeKey in 2020 and 2019 demonstrate the availability of lenders to support the Group in its activities and development.

As at December 31, 2020, we hold cash and cash equivalent and restricted cash in an amount of USD 21.8 million following the cash injection from our financial instruments. We expect to use this liquidity to fund our operations, develop our sales team, and form part of the consideration for future potential merger and acquisition transactions.

Consolidated cash flows

The following table shows information about our cash flows during the financial years ended December 31, 2020, 2019 and 2018 respectively.

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2020	2019	2018

Cash Flows from operating activities:
Net cash provided by (used in) operating activities	(12,550)	(13,891)	(8,492)
Net cash provided by (used in) investing activities	(3,897)	36,626	(4,244)
Net cash provided by (used in) financing activities	21,482	(17,284)	11,876

Effect of exchange rate changes on cash and cash equivalents	82	41	(200)

Cash and cash equivalents
Net increase (decrease) during the period	5,117	5,492	(1,060)
Balance, beginning of period	16,646	11,154	12,214
Balance, end of period	21,763	16,646	11,154

Reconciliation to balance sheet
Cash and cash equivalents from continuing operations	19,650	12,121	9,146
Restricted cash, current from continuing operations	2,113	2,525	618
Restricted cash, noncurrent from continuing operations	-	2,000	-
Cash and cash equivalents from discontinued operations	-	-	1,390
Balance, end of period	21,763	16,646	11,154

The following tables provide the details of the cash flows separated between continuing and discontinued activities following the divestiture of QuoVadis.

Continuing operations	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2020	2019	2018
Net cash provided by (used in) operating activities	(12,550)	(14,674)	(2,328)
Net cash provided by (used in) investing activities	(3,897)	36,626	(5,489)
Net cash provided by (used in) financing activities	21,482	(17,284)	8,198

Discontinued operations	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2020	2019	2018
Net cash provided by (used in) operating activities	-	783	(6,164)
Net cash provided by (used in) investing activities	-	-	1,245
Net cash provided by (used in) financing activities	-	-	3,678

We have not experienced any legal or economic restrictions on the ability of subsidiaries to transfer funds to the Company in the form of loans.

Impact of discontinued operations

The Company has assessed the impact on our cash flows following the sale of the QuoVadis Group. As shown in the table above, the QuoVadis Group was cash flow negative on operating activities, largely as a result of ongoing losses. The sale of the QuoVadis Group has enabled the Company to repay the ExWorks Line of Credit in full during 2019, a facility that carried interest at 12% per annum. In addition to this, the sale of the QuoVadis Group has left the Company with an improved net cash and cash equivalents balance that will enable us to fund our activities as set out above.

We believe that the sale of the QuoVadis Group has benefitted the Company significantly as it has provided us with sufficient working capital to be able to focus on the future whilst, at the same time, removing a part of the business that was a drain on our liquidity.

Level of borrowing

As at December 31, 2020, we held short-term notes payable in an amount of USD 4,114,721, and long–term notes payable in an amount of USD 646,278. The section below gives the detail of the financial instruments used by the company.

Financial instruments

The following financial instruments are those that were in use and disclosed in our balance sheet and notes as at December 31, 2020.

Share Subscription Facility with GEM LLC

On January 19, 2016 the Group closed the SSF with GEM, which is a CHF 60 million facility over 5 years and allows the Group to draw down funds at its option in exchange for WIHN class B shares. The mechanics of the deal allow for a drawdown essentially 18 times in a year, the amount being in a range related to the trading volume and price of the WIHN class B share trading on the Swiss SIX Stock Exchange. The drawdown amount is based on 90% of the average closing price of the last 15 trading days multiplied by 1,000% of the average volume of the last 15 trading days. GEM can then elect to purchase between 50% and 200% of this figure.

The instrument was assessed under ASC 815 as an equity instrument. The drawdowns were reflected as increases in Common Share Capital with an increase in the value of common stock issued and the difference between the nominal value of the shares and the funds received being recorded against APIC.

In 2017, WISeKey made three drawdowns for a total of CHF 3,905,355 in exchange for a total of 825,000 WIHN class B shares issued out of authorized share capital.

There were no drawdowns made in 2018, 2019, or in 2020.

Therefore, as at December 31, 2020 the outstanding facility available is CHF 56,094,645.

Standby Equity Distribution Agreement with YA II PN, Ltd.

On February 08, 2018 WISeKey entered into the SEDA with Yorkville. Under the terms of the SEDA as amended, Yorkville has committed to provide WISeKey, upon a drawdown request by WISeKey, up to CHF 50,000,000 in equity financing originally over a period of three-year period ending March 01, 2021, now over a period of five years ending March 31, 2023 in line with the amendment signed by the parties on March 04, 2020. Provided that a sufficient number of class B shares is provided through share lending, WISeKey has the right to make drawdowns under the SEDA, at its discretion, by requesting Yorkville to subscribe for (if the class B shares are issued out of authorized share capital) or purchase (if the class B shares are delivered out of treasury) class B shares worth up to CHF 5,000,000 by drawdown, subject to certain exceptions and limitations (including the exception that a drawdown request by WISeKey shall in no event cause the aggregate number of class B shares held by Yorkville to meet or exceed 4.99% of the total number of shares registered with the commercial register of the Canton of Zug). The purchase price will be 93% of the relevant market price at the time of the drawdown, determined by reference to a ten-day trading period following the draw down request by WISeKey.

The instrument was assessed under ASC 815 as an equity instrument. WISeKey paid a one-time commitment fee of CHF 500,000 (USD 524,231 at historical rate) on April 24, 2018 in 100,000 WIHN class B shares. In line with ASU 2015-15 the commitment fee was capitalized as deferred charges to be amortized over the original duration of the contract as a reduction of equity.

In 2018, WISeKey made 4 drawdowns for a total of CHF 1,749,992 (USD 1,755,378 at historical rate) in exchange for a total of 540,539 WIHN class B shares issued out of authorized share capital or treasury share capital.

In 2020, WISeKey made the following drawdowns:

-	On April 16, 2020 one drawdown for CHF 250,000 (USD 259,250 at historical rate) in exchange for 306,372 WIHN class B shares issued out of treasury share capital.

-	On May 15, 2020 one drawdown for CHF 249,433 (USD 256,417 at historical rate) in exchange for 343,572 WIHN class B shares issued out of treasury share capital.

-	On July 14, 2020 one drawdown for CHF 72,313 (USD 76,652 at historical rate) in exchange for 74,396 WIHN class B shares issued out of treasury share capital.

-	On July 16, 2020 one drawdown for CHF 62,500 (USD 66,250 at historical rate) in exchange for 61,035 WIHN class B shares issued out of treasury share capital.

-	On August 5, 2020 one drawdown for CHF 250,000 (USD 275,000 at historical rate) in exchange for 198,255 WIHN class B shares issued out of treasury share capital.

-	On September 9, 2020 one drawdown for CHF 250,000 (USD 275,000 at historical rate) in exchange for 182,215 WIHN class B shares issued out of treasury share capital.

The amortization charge for the capitalized fee recognized in APIC amounted to USD 184,134 for the year to December 31, 2020 and the remaining deferred charge balance was USD 30,188 which was all current.

As at December 31, 2020 the outstanding equity financing available was CHF 46,007,830.

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

On March 04, 2020, WISeKey entered into the Second Yorkville Convertible Loan with Yorkville to borrow USD 4,000,000 repayable by April 30, 2021 in monthly instalments starting on March 31, 2020 either in cash or in WIHN class B Shares. The loan bears an interest rate of 6% per annum payable monthly in arrears. Total fees of USD 68,000 will be paid in monthly instalments over the life of the loan.

The conversion option into newly issued or existing WIHN Class B shares is exercisable at the election of Yorkville and may be exercised at any time until all amounts have been repaid in full, covering any amount outstanding, be it principal and/or accrued interests. The initial exercise price is set at CHF 3.00 per WIHN class B Share but may be adjusted as a result of specific events so as to prevent any dilution effect. The events triggering anti-dilution adjustments are: (a) increase of capital by means of capitalization of reserves, profits or premiums by distribution of WIHN Shares, or division or consolidation of WIHN Shares, (b) issue of WIHN shares or other securities by way of conferring subscription or purchase rights, (c) spin-offs and capital distributions other than dividends, and (d) dividends.

At the date of inception of the Second Yorkville Convertible Loan on March 04, 2020, an unpaid balance of USD 2,300,000 and an unamortized debt discount of USD 104,469 remained on the Yorkville Convertible Loan.

Per ASC 470-50, we compared the present value of the new debt (the Second Yorkville Convertible Loan) to the present value of the old debt (the Yorkville Convertible Loan) using the net method and concluded that the difference was below the 10% threshold. Therefore, the Second Yorkville Convertible Loan was analyzed as a debt modification and accounted for under ASC 470-50-40-14.

In line with ASU 2014-16, the convertible note was assessed as a hybrid instrument, being a debt instrument with an equity-linked component (the conversion option). Per ASC 815-10, the embedded conversion option met the definition of a derivative and was accounted for separately, thereby creating a debt discount.

The derivative liability component (the conversion option) was fair valued using a binomial lattice model, building in quoted market prices of WIHN class B shares, and inputs such as time value of money, volatility, and risk-free interest rates. It was valued at inception at USD nil. The derivative component will be revalued at fair value at each reporting date in line with ASC 815-15-30-1 and will be allocated between current and noncurrent on a prorata temporis basis according to the monthly repayment schedule (see Note 6).

In 2020, WISeKey’s repayments amounted to a total of USD 2,307,021. As at December 31, 2020, the principal amount outstanding was USD 1,692,979 with an unamortized debt discount of USD 82,560, and the derivative component measured at fair value at the reporting date at USD nil. No conversion rights were exercised in 2020.

For the year ended December 31, 2020, WISeKey recorded in the income statement a net loss on derivative of USD 43,655 and a debt discount amortization expense of USD 280,736.

Convertible Loan with Crede CG III, Ltd

On September 28, 2018 the Group closed a convertible loan with Crede for an amount of USD 3,000,000. The funds were made available on October 31, 2018. The loan bears a 10% p.a. interest rate, payable in arrears on a quarterly basis starting December 31, 2018, and is repayable in WIHN class B shares any time between November 30, 2018 and the maturity date of September 28, 2020, at Crede’s election. Accrued interests are payable, at WISeKey’s sole election, either in cash or in WIHN class B Shares. The conversion price applicable to the prepayment of the principal amount or accrued interest is calculated as 93% of the average of the 2 lowest daily volume-weighted average prices quoted on the SIX Stock Exchange during the 10 Trading Days immediately preceding the relevant conversion date or interest payment date respectively, disregarding any day on which Crede (or its Affiliates or related party) has effected any trade, converted into USD at the exchange rate reported by Bloomberg at 9 a.m. Swiss time on the relevant conversion date or interest payment date.

Due to Crede’s option to convert the loan in part or in full at any time before maturity, the convertible loan was assessed as a share-settled debt instrument with an embedded put option. Because the value that Crede will receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the convertible loan was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

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

In 2020, Crede issued three exercise notices, resulting in the following conversions:

-	On January 10, 2020 for 150,000 WIHN class B shares delivered on January 14, 2020 for a conversion of USD 259,436.

-	On April 03, 2020 for 200,428 WIHN class B shares delivered on April 06, 2020 for a conversion of USD 152,490.

-	On June 15, 2020 for 970,555 WIHN class B shares delivered on June 18, 2020 for a final conversion of USD 816,974.

The loan was fully converted after the last conversion on June 18, 2020. Therefore, there were no outstanding balance on this loan as at December 31, 2020.

For the year to December 30, 2020, the Group recorded a net debt discount amortization expense in the income statement of USD 29,055.

Credit Agreement with ExWorks Capital Fund I, L.P

On April 04, 2019 WISeCoin, an affiliate of the Company, signed a credit agreement with ExWorks. Under this credit agreement, WISeCoin was granted a USD 4,000,000 term loan and may add up to USD 80,000 accrued interest to the loan principal, hence a maximum loan amount of USD 4,080,000. The loan bears an interest rate of 10% p.a. payable monthly in arrears. The maturity date of the arrangement is April 04, 2020 therefore all outstanding balances are classified as current liabilities in the balance sheet. ExWorks can elect to have part of or all of the principal loan amount and interests paid either in cash or in WCN Token as may be issued by WISeCoin from time to time. As at June 30, 2019, the conversion price is set at CHF 12.42 per WCN Token based on a non-legally binding term sheet.

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

In the year 2020, WISeKey recorded a total debt amortization charge of USD 8,657 and the debt discount was fully amortized as at December 31, 2020.

As at December 31, 2020, the loan had not been repaid and the outstanding borrowings were USD 4,030,000, meaning that the loan is past due under the terms of the credit agreement with ExWorks. The Company is currently in negotiation with ExWorks regarding a potential sale of its investment in Tarmin, a company in which ExWorks is also a significant shareholder. It is the view of the management of the Company that the sale of the investment in Tarmin and the repayment of the credit agreement are codependent and therefore the loan will be repaid at such time as the investment is sold. ExWorks continues to charge interest on the loan at the rate of 10% p.a. and has not launched any formal recovery proceedings as of the date of this report.

Credit Agreement with Long State Investment Limited

On December 16, 2019, WISeKey entered into the LSI Convertible Facility with LSI to borrow up to CHF 30 million. Under the terms of the LSI Convertible Facility, WISeKey will be able to drawdown individual term loans of up to CHF 500,000 or, if so agreed between the parties, up to CHF 2.5 million at an interest rate of 1.5% p.a., up to an aggregate amount of CHF 30 million over a commitment period of 24 months. LSI will have the right to convert a drawdown tranche into WIHN class B shares or, if so agreed among the parties and permitted by law, into ADSs representing WIHN class B shares, within a period of 21 SIX trading days after each individual drawdown at 95% of the higher of (i) the then prevailing market rate and (ii) the minimum conversion price of CHF 1.80. Any term loan not converted by LSI initially will automatically convert into WIHN class B shares, or ADSs, 20 SIX trading days before the expiration of the commitment period at the applicable conversion price. Under certain circumstances, interest payments may be “paid in kind” by capitalizing such interest and adding to it the aggregate principal balance of the loan outstanding.

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

Total debt issue costs amounting to CHF 56,757 in legal fees and expense allowance were paid by WISeKey in 2019 and 2020, and a commitment fee payable in 400,000 WIHN class B shares was settled on January 23, 2020 with a fair value of CHF 759,200 based on the market price of the WIHN shares at settlement. The debt issue costs and commitment fee will be recorded as a debt discount proportionately to each drawdown. However, as at December 31, 2020, WISeKey had not yet drawn down on the LSI Convertible Facility, therefore, in application of ASC 340-10-S99-1, WISeKey accounted for the debt issue costs of CHF 56,757 and the commitment fee of CHF 759,200 as a deferred asset to be amortized on a straight-line basis over the access period of the LSI Convertible Facility.

In 2020, WISeKey did not make any drawdowns under the LSI Convertible Facility.

The amortization charge for the capitalized costs and fee recognized in APIC amounted to CHF 443,484 (USD 472,754) for the year to December 31, 2020 and the remaining deferred charge balance was CHF 372,473 (USD 421,210) which was all current.

As at December 31, 2020 the outstanding LSI Convertible Facility available was CHF 30.0 million (USD 33.9 million).

Loan Agreements with UBS SA

On March 26, 2020, two members of the Group entered into the Covid loans to borrow funds under the Swiss Government supported COVID-19 Credit Facility with UBS SA. Under the terms of the Agreement, UBS has lent such Group members a total of CHF 571,500. The loans are repayable in full on March 30, 2028, as amended, being the eighth anniversary of the date of deposit of the funds by UBS, although UBS reserves the right to implement instalments before this date. The interest rate is determined by Swiss COVID-19 Law and currently the Covid loans carry an interest rate of 0%. There were no fees or costs attributed to the Covid loans and as such there is no debt discount of debt premium associated with the loan facility.

Under the terms of the loans, the relevant companies are required to use the funds solely to cover the liquidity requirements of the Company. In particular, the Company cannot use the funds for the distribution of dividends and directors' fees as well as the repayment of capital contributions, the granting of active loans; refinancing of private or shareholder loans; the repayment of intra-group loans; or the transfer of guaranteed loans to a group company not having its registered office in Switzerland, whether directly or indirectly linked to applicant.

As at December 31, 2020, the outstanding balance on the loans was CHF 571,500 (USD 646,278).

Credit Agreement with Nice & Green SA

On May 18, 2020, the Group entered into the Nice & Green Facility with Nice & Green pursuant to which WISeKey has the right to draw down up to a maximum of CHF 10 million during a commitment period of 24 months commencing on May 20, 2020, in up to 25 tranches based upon 60% of the traded volume of the WIHN class B share on the SIX Swiss Stock Exchange over the 5 trading days preceding the subscription date. Each tranche is divided into 25 convertible notes that do not bear interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN class B shares within the Nice & Green Conversion Period. Conversion takes place upon request by Nice & Green during the Nice & Green Conversion Period, but in any case no later than at the expiry of the Nice & Green Conversion Period, at a conversion price of 95% of the lowest daily volume-weighted average price of a WIHN class B share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date.

Due to Nice & Green’s option to convert the loan in part at any time before maturity, and as there is no limit on the number of shares to be delivered, the Nice & Green Facility was assessed as a share-settled debt instrument with an embedded put option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the Nice & Green Facility will be accounted for as a liability measured at cost for each term loan (corresponding to each drawdown).

Per the terms of the Nice & Green Facility, WISeKey pays to Nice & Green, in cash, a commitment fee of 5% of the amount of each subscription which will be recorded as a debt discount against each subscription (principal). Nice & Green also undertake to pay to WISeKey an incentive fee equal to 10% of the positive difference between the net capital gain and the net capital loss generated by Nice & Green on the sales of WIHN class B shares. The incentive fee income is recorded in the income statement in other non-operating income (see Note 33).

During the year to December 31, 2020, the Group made a total of six subscriptions under the terms of the agreement as follows:

-	On June 17, 2020 for CHF 1,931,355 (USD 2,029,927 at historical rate).

-	On July 22, 2020 for CHF 1,239,226 (USD 1,333,867 at historical rate).

-	On August 17, 2020 for CHF 2,521,308 (USD 2,783,403 at historical rate).

-	On September 18, 2020 for CHF 1,075,000 (USD 1,181,972 at historical rate).

-	On October 22, 2020 for CHF 1,075,000 (USD 1,184,872 at historical rate).

-	On November 20, 2020 for CHF 1,075,000 (USD 1,179,242 at historical rate).

In 2020, Nice & Green issued a total of eleven conversion notices, resulting in the following conversions:

-	On June 18, 2020 for 2,313,000 WIHN class B shares delivered on June 18, 2020 for a conversion of CHF 1,931,355 (USD 2,030,992 at historical rate).

-	On July 30, 2020 for 676,941 WIHN class B shares delivered on July 30, 2020 for a conversion of CHF 793,105 (USD 869,571 at historical rate).

-	On August 6, 2020 for 346,555 WIHN class B shares delivered on August 6, 2020 for a conversion of CHF 446,121 (USD 489,965 at historical rate).

-	On August 24, 2020 for 115,722 WIHN class B shares delivered on August 24, 2020 for a conversion of CHF 201,705 (USD 221,441 at historical rate).

-	On September 11, 2020 for 143,971 WIHN class B shares delivered on September 11, 2020 for a conversion of CHF 201,705 (USD 221,837 at historical rate).

-	On September 15, 2020 for 427,340 WIHN class B shares delivered on September 15, 2020 for a conversion of CHF 504,262 (USD 555,103 at historical rate).

-	On September 21, 2020 for 427,340 WIHN class B shares delivered on September 21, 2020 for a conversion of CHF 504,262 (USD 550,300 at historical rate).

-	On September 29, 2020 for 927,804 WIHN class B shares delivered on September 29, 2020 for a conversion of CHF 1,008,523 (USD 1,094,600 at historical rate).

-	On October 12, 2020 for 1,081,740 WIHN class B shares delivered on October 12, 2020 for a conversion of CHF 1,175,852 (USD 1,292,574 at historical rate).

-	On November 5, 2020 for 1,158,405 WIHN class B shares delivered on November 5, 2020 for a conversion of CHF 1,075,000 (USD 1,185,993 at historical rate).

-	On November 24, 2020 for 1,069,651 WIHN class B shares delivered on November 24, 2020 for a conversion of CHF 1,075,000 (USD 1,178,545 at historical rate).

During the year to December 31, 2020, debt discount in the amount of CHF 12,101 (USD 12,900) was amortized to the income statement, whilst CHF 433,743 (USD 490,497) was booked to APIC as per ASC 470-02-40-4. There was no unamortized debt discount outstanding at December 31, 2020.

As at December 31, 2020, the outstanding Nice & Green Facility available was CHF 1,083,111 (USD 1,224,832) and there were no unconverted outstanding loan amounts.

New Convertible Loan with Crede CG III, Ltd

On August 07, 2020, WISeKey entered into the Crede Convertible Loan with Crede for an amount of USD 5 million. The funds were made available on September 23, 2020. The loan bears a 5% p.a. interest rate, payable in arrears on a quarterly basis starting September 30, 2020, and is repayable in WIHN class B shares any time between September 23, 2020 and the maturity date of August 07, 2022, at Crede’s election. Accrued interests are payable, at WISeKey’s sole election, either in cash or in WIHN class B shares. The conversion price applicable to the prepayment of the principal amount or accrued interest is calculated as 92% of the lowest daily volume weighted average share prices quoted on the SIX Stock Exchange during the 10 trading days immediately preceding the relevant conversion date or interest payment date respectively, disregarding any day on which Crede (or its Affiliates or related party) has effected any trade, converted into USD at the exchange rate reported by Bloomberg at 9 a.m. Swiss time on the relevant conversion date or interest payment date.

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

On the date of the Crede Convertible Loan, WISeKey signed an option agreement granting Crede the option to acquire up to 1,675,885 WIHN class B shares at an exercise price set initially at CHF 1.65 but revised down to CHF 1.375 in an amendment signed by both parties on September 18, 2020, exercisable between September 24, 2020 and September 14, 2023. Per the option agreement’s term, the date of grant under US GAAP is September 14, 2020 upon issuance of a Tax Ruling from the Swiss Federal Tax Administration and the Zug tax authority. In line with ASC 470-20-25-2, the proceeds from the convertible debt with a detachable warrant was allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. The option agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 866,046 using the Black-Scholes model and the market price of WIHN class B shares on the date of the amendment, September 18, 2020, of CHF 1.25. The fair value of the debt was calculated using the discounted cash flow method as USD 5,387,271. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the option agreement created a debt discount on the debt host in the amount of USD 692,469, and the credit entry was booked in APIC.

In 2020, Crede issued two exercise notices under the Crede Convertible Loan, resulting in the following conversions:

-	On November 20, 2020 for 220,143 WIHN class B shares delivered on November 25, 2020 for a conversion of USD 219,680.

-	On December 18, 2020 for 549,190 WIHN class B shares delivered on December 23, 2020 for a conversion of USD 565,200.

As at December 31, 2020, the principal amount outstanding under the Crede Convertible Loan was USD 4,215,120, with unamortized debt discount of USD 504,855. For the year to December 31, 2020, the Group recorded a net debt discount amortization expense in the income statement of USD 90,901.

Credit Agreement with GLOBAL TECH OPPORTUNITIES 8

On December 08, 2020, WISeKey entered into the GTO Facility, an Agreement for the Issuance and Subscription of Convertible Notes with GTO, pursuant to which GTO commits to grant a loan to WISeKey for up to a maximum amount of CHF 15.5 million divided into tranches of variable sizes, during a commitment period of 18 months ending June 09, 2022. The dates and amounts of the first 3 tranches were agreed in advance in the GTO Facility agreement; for the remaining facility, GTO has the right to request the subscription of 2 tranches, all other tranches are to be subscribed for by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into convertible notes of CHF 10,000 each that do not bear interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN class B shares within the GTO Conversion Period. Conversion takes place upon request by GTO during the GTO Conversion Period, but in any case no later than at the expiry of the GTO Conversion Period, at a conversion price of the higher of (i) CHF 0.05 and (ii) 97% of the average of the 5 lowest closing volume-weighted average price of a Class B Share as traded on the SIX Swiss Exchange during the 20 trading days preceding the relevant conversion date.

Due to GTO’s option to convert the loan in part or in full at any time before maturity, the GTO Facility was assessed as a share-settled debt instrument with an embedded put option. Because the value that GTO will receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the GTO Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Debt issue costs made up of legal expenses of CHF 33,000 and a commitment fee of CHF 697,500, representing 4.5% of the maximum GTO Facility, were due to GTO at inception, payable throughout the commitment period but no later than June 08, 2022. At inception on December 08, 2020, in application of ASC 340-10-S99-1, WISeKey accounted for the debt issue costs of CHF 33,000 and the commitment fee of CHF 697,500 as a deferred asset to be amortized on a straight-line basis over the commitment period (access period) of the GTO Facility. Upon subscription of each tranche, the debt issue costs and commitment fee are recorded as a debt discount proportionately to each tranche amount.

Additionally, per the terms of the GTO Facility, upon each tranche subscription, WISeKey will grant GTO the option to acquire WIHN class B shares at an exercise price of the higher of (a) 120% of the 5-trading day VWAP of the WIHN class B shares on the SIX Swiss Stock Exchange over the 5 trading days immediately preceding the relevant subscription request and (b) CHF 1.50 (the “GTO Warrant Exercise Price”). The number of options granted at each tranche subscription is calculated as 15% of the principal amount of each Tranche divided by the GTO Warrant Exercise Price. Each warrant agreement has a 5-year exercise period starting on the relevant subscription date. In line with ASC 470-20-25-2, for each subscription, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the option agreement is fair valued at grant using the Black-Scholes model and the market price of WIHN class B shares on the date of the subscription. The fair value of the debt is calculated using the discounted cash flow method.

During the year to December 31, 2020, the Group made a total of three subscriptions under the terms of the GTO Facility as follows:

-	On December 09, 2020 for convertibles notes in the amount CHF 750,000 (USD 842,302 at historical rate). The funds were received on December 11, 2020. On December 09, 2020, in line with the terms of the GTO Facility, WISeKey issued GTO with 75,000 warrants on WIHN class B shares at an exercise price of CHF 1.50. The option agreement was assessed as an equity instrument and was fair valued at grant at an amount of CHF 30,000 (USD 33,692) using the Black-Scholes model and the market price of WIHN class B shares on the date of grant of CHF 0.99. The fair value of the debt was calculated using the discounted cash flow method as CHF 726,445 (USD 815,848). Applying the relative fair value method per ASC 470-20-25-2, the recognition of the option agreement created a debt discount on the debt host in the amount of CHF 29,744 (USD 33,405), and the credit entry was booked in APIC.

-	On December 21, 2020 for convertibles notes in the amount CHF 1,750,000 (USD 1,975,678 at historical rate). The funds were received on December 28, 2020. On December 21, 2020, in line with the terms of the GTO Facility, WISeKey issued GTO with 175,000 warrants on WIHN class B shares at an exercise price of CHF 1.50. The option agreement was assessed as an equity instrument and was fair valued at grant at an amount of CHF 78,750 (USD 88,906) using the Black-Scholes model and the market price of WIHN class B shares on the date of grant of CHF 1.065. The fair value of the debt was calculated using the discounted cash flow method as CHF 1,695,038 (USD 1,913,628). Applying the relative fair value method per ASC 470-20-25-2, the recognition of the option agreement created a debt discount on the debt host in the amount of CHF 76,773 (USD 86,674), and the credit entry was booked in APIC.

-	On December 24, 2020 for convertibles notes in the amount CHF 2,160,000 (USD 2,422,792 at historical rate). The funds were received on December 31, 2020. On December 24, 2020, in line with the terms of the GTO Facility, WISeKey issued GTO with 216,000 warrants on WIHN class B shares at an exercise price of CHF 1.50. The option agreement was assessed as an equity instrument and was fair valued at grant at an amount of CHF 103,680 (USD 116,294) using the Black-Scholes model and the market price of WIHN class B shares on the date of grant of CHF 1.105. The fair value of the debt was calculated using the discounted cash flow method as CHF 2,118,422 (USD 2,376,156). Applying the relative fair value method per ASC 470-20-25-2, the recognition of the option agreement created a debt discount on the debt host in the amount of CHF 100,782 (USD 113,043), and the credit entry was booked in APIC.

During the year to December 31, 2020, GTO issued a total of five conversion notices, resulting in the following conversions:

-	On December 14, 2020 for 50,607 WIHN class B shares delivered on December 18, 2020 for a conversion of CHF 50,000 (USD 56,487).

-	On December 18, 2020 for 102,986 WIHN class B shares delivered on December 23, 2020 for a conversion of CHF 100,000 (USD 112,582).

-	On December 21, 2020 for 205,973 WIHN class B shares delivered on December 28, 2020 for a conversion of CHF 200,000 (USD 224,801).

-	On December 23, 2020 for 205,973 WIHN class B shares delivered on December 28, 2020 for a conversion of CHF 200,000 (USD 224,801).

-	On December 29, 2020 for 205,973 WIHN class B shares delivered on December 30, 2020 for a conversion of CHF 200,000 (USD 226,444).

We note that GTO sent a conversion notice on December 30, 2020 for 1,802,265 WIHN class B shares representing a conversion of CHF 1,750,000 (USD 1,978,980 at closing rate). The shares were not delivered by December 31, 2020.

During the year to December 31, 2020, a debt discount charge of CHF 4,483 (USD 4,779) and deferred charges in the amount of CHF 28,724 (USD 30,620) were amortized to the income statement, and commitment fees of CHF 62,243 (USD 66,351) were booked to APIC as per ASC 470-02-40-4.

As at December 31, 2020 the outstanding GTO Facility available was CHF 10,840,000 (USD 12,258,371). Convertible notes in an aggregate amount of CHF 3,910,000 (USD 4,421,608) remained unconverted and the unamortized debt discount balance was CHF 352,912 (USD 399,089), hence a carrying value of CHF 3,557,088 (USD 4,022,519). as at December 31, 2020. The deferred charge balance was CHF 489,437 (USD 553,478).

C.	Research and Development, Patents and Licenses, Etc.

WISeKey's research and development spending totaled USD 6.0 million in the year ended December 31, 2020, USD 6.4 million in the year ended December 31, 2019, and USD 5.3 million in the year ended December 31, 2018. As mentioned in Item 3. Key Information – D. Risk Factors, we need to keep pace with changing technologies in order to maintain and grow our revenue. We currently own 88 individual patents which preserve our technology. Our spending in research and development includes the development of future technologies that we will register legally in the future to develop our patent portfolio and ensure that competitors cannot replicate our technology easily.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as at December 31, 2020 in USD'000s:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
Operating and short-term lease obligations	2,997	633	806	711	847
Finance lease obligations	189	125	64	-	-
Debt and convertible note obligations	7,208	6,157	405	646	-
Total contractual obligations	10,394	6,915	1,275	1,357	847

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the name, date of birth and functions of our non-executive and executive directors, and our senior management as at the date of this annual report. Unless otherwise indicated, the current business address for our executive officers and directors is General-Guisan-Strasse 6, 6300 Zug, Switzerland. Our non-executive and executive directors are elected annually and individually as a matter of law by the shareholders at each Annual General Meeting of the shareholders for a term extending up until the following Annual General Meeting of the shareholders. The last Annual General Meeting of the shareholders was on May 15,2020.

Name	Date of birth	Functions in WISeKey	Date first appointed
Non-Executive Directors
Philippe Doubre	March 24, 1935	Board Member, Member of the Nomination and Compensation Committee	March 21, 2016 (1999*)

David Fergusson	August 15, 1960	Board Member, Chairman of the Nomination and Compensation Committee, Member of the Audit Committee	May 31, 2017

Jean-Philippe Ladisa	August 01, 1963	Board Member, Chairman of the Audit Committee	May 15, 2020

Eric Pellaton	March 25, 1959	Board Member, Member of the Nomination and Compensation Committee	May 15, 2020

Executive Directors
Carlos Moreira	September 01, 1958	Chairman of the Board of Directors, Member of the Strategy Committee, Founder and Chief Executive Officer	March 21, 2016 (1999*)

Peter Ward	January 05, 1952	Board Member, Member of the Strategy Committee	March 21, 2016 (2012*)

Senior Management
Pedro Fuentes	November 12, 1969	Chief Security Officer	August 01, 2016

Name	Date of birth	Functions in WISeKey	Date first appointed

Carlos Moreno	March 09, 1964	Vice President of Strategic Partnerships	July 15, 2006*

Benjamin Stump	June 17, 1973	Chief Revenue Officer	July 01, 2020

Nathalie Verjus	February 19, 1975	Company Secretary and Financial Planning & Reporting Manager	November 01, 2016

Bernard Vian	March 22, 1967	General Manager of WISeKey Semiconductors	September 21, 2016**

Alexander Zinser	July 17, 1969	Chief Legal Officer	April 09, 2018

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

Jean-Philippe Ladisa has served as a member of the Board since May 2020. Mr. Ladisa has over thirty years’ experience in audit, accounting, financial analysis, corporate/personal taxation, payroll and human resources in Switzerland. Mr. Ladisa joined Fiduciaire Wuarin & Chatton SA, an audit and accounting firm in Switzerland, in 1993, first as a director then as a partner. Mr. Ladisa serves as an expert in auditing, tax reporting, advisory for natural and legal persons, application of conventions to avoid double taxation and business valuation with the Geneva Court. Mr. Ladisa started his career managing audit and accounting mandates of small and medium-sized Swiss companies in the construction, trade and services sectors with BFB Sociétés Fiduciaires in Switzerland from 1982 to 1993. Mr. Ladisa graduated in audit from ExpertSuisse in Switzerland, and as a chartered accountant from the Autorité de Surveillance des Réviseurs in Switzerland.

Eric Pellaton has served as a member of the Board since May 2020. Mr. Pellaton is an investor in several startup companies involved in different fields: in Real Estate Holdings, Sofia Rental (Bulgaria), a company that buys, sells and manages apartments and a luxury hotel, where has been a partner and investor since 2000; in ZeroBoundary Inc (USA), from 2001 until 2018, a company involved in project management and leadership development products and services, in face-to-face and e-learning delivery formats which he co-founded; in Pelican Packaging (USA), a company involved in die packaging for the semiconductor industry, where he acted as partner and investor from 2002 until 2007; in ACN (Switzerland), a company that develops electronic chips that can transfer inter-net/video/audio information through the power line, and in Seyonics (Switzerland), a company specialized in Nano liter dispensing system (syringe), where, in both cases, he has been acting as investor and advisor since 2003; in Visage Pro USA, a company involved in skin care products with organic cream ranging from anti-aging to burn issues, where he was a partner and investor between 2005 and 2018;and in Solar Rain (USA), a company involved in salt water and dirty water purification systems for drinking water, where he has been a partner and investor since 2008. Prior to that, Mr. Pellaton held different positions from sales, service, management, CEO and Chairman in the field of automation and robotics at Ismeca Group from 1981 to 2000. Ismeca was producing equipment for the Electronic, Medical, Watches and Car Industries all over the world. Mr. Pellaton also owns a patent in RFID technology. Mr. Pellaton graduated as an Electronic/Electro technique Engineer from Ecole Technique Supérieure du Locle, Switzerland.

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

Benjamin Stump serves as Chief Revenue Officer at WISeKey, focused the revenue objectives of the business and responsible for all of Sales and Marketing. Prior to joining WISeKey, Mr. Stump has held executive level positions for OpSec Security, Inc., Westell Technologies, Kentrox Inc., Digicel USA, Telcordia Technologies and started his career with Bellcore. He has dedicated his career to technology advancements and been focused on revenue and growth strategies for more than two decades. Mr. Stump is experienced in both organic and inorganic growth and specialized in digital transformations. Mr. Stump holds a Bachelor of Science from Lafayette College, PA, USA, and a Master of Science, Industrial and Operations Engineering from the University of Michigan, MI, USA.

Nathalie Verjus serves as our Company Secretary and Financial Planning & Reporting Manager. A qualified chartered accountant, Ms. Verjus has a solid background in compliance and finance, combined with project management and operational experience. Prior to joining WISeKey, Ms. Verjus worked for Tyco International, where she served as EMEA Controllership Senior Manager, then Finance Transformation Senior Project Manager, before becoming Operational Excellence Lead and Head of a Business Unit. Prior to joining Tyco International, Ms. Verjus spent four years with PricewaterhouseCoopers UK in Audit and Risk Assurance. Prior to joining PricewaterhouseCoopers, Ms. Verjus served as Project Manager and Export Administration Manager for NACCO Industries. In addition to her chartered accountant qualification (ACA) with the Institute of Chartered Accountants in England and Wales (ICAEW), UK, Ms. Verjus holds an MA in International Business Administration for Bournemouth University, UK, and a Master’s in International Business from the EDC Paris Business School in Paris, France.

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

For the year ended December 31, 2020, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities was CHF 5,248,000 (USD 5,594,373 at annual average rate). For the year ended December 31, 2020, the compensation of Carlos Moreira, as the company's highest paid executive, was CHF 3,521,000 (USD 3,753,390 at annual average rate).

The tables below show the amount of compensation paid and benefits in kind granted to our executive and non-executive directors for the year ended December 31, 2020 as disclosed in our 2020 annual report. We note that Mr. Juan Hernandez-Zayas was a member of our board of directors as at December 31, 2019 but did not seek reelection at the annual general meeting of shareholders on May 15, 2020, which means that his Board duties ceased on May 15, 2020. We also note that Mr. Dourgam Kummer was a member of our board of directors as at December 31, 2019 but resigned on November 30, 2020.

Compensation of the Board of Directors of WISeKey International Holding AG for the 12 months ending December 31, 2020
CHF'000 [1]	Function	Board Fee[2]	Additional Fees[3]	Other Stock Based Compensation[4]	Total Compensation
Philippe Doubre	Board Member, NCC[5] Member	81	-	-	81
David Fergusson	Board Member, NCC Chairman, Audit Committee Member	112	-	-	112
Juan Hernandez Zayas	Former Board Member, Audit Committee Chairman, Strategy Committee Member	49	-	-	49
Dourgam Kummer[6]	Former Board Member	-	229	-	229
Jean-Philippe Ladisa	Board Member, Audit Committee Chairman	57	-	-	57
Eric Pellaton	Board Member, NCC Member	40	-	-	40
Total Board Members		339	229	-	568

1	Board members are remunerated in Swiss Francs (CHF).

2

Board fees can be paid in a mix of cash and options. The cash fee voted by the Board as remuneration to Board Members is disclosed in application of the accrual-based principle if not paid as at the end of the reporting period. In 2020, Board members received their full cash compensation up until December 31, 2020. Compensation in options on WIHN Class B Shares is disclosed in the period it was granted, regardless of whether it relates to Board fees from prior financial periods. The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, using the market price of WIHN shares at the relevant date. In 2020, Board members received the options relating to the following Board Term: 2019/2020 and 2020/2021 up until December 31, 2020. The recognition of the compensation in options on a grant-basis as opposed to an accrual-based principle may generate differences between the amount of Board fees accrued in a fiscal period and the amount of Board fees actually paid in respect of that period, at a later stage.

The amount of Board fees includes employer social charges paid by the Company.

3	Additional fees relate to services other than Board duties rendered to the Company.

4	Other stock based compensation refers to stock based compensation for services other than Board services. The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, using the market price of WIHN shares at the relevant date.

5	Nomination & Compensation Committee

6	The amount disclosed under Additional Fees for Mr. Kummer relates to his compensation as employee of WISeKey for the period from January 01, 2020 to November 30, 2020.

Compensation of the Executive Management of WISeKey International Holding AG for the 12 months ending December 31, 2020
CHF'000 [1]	Function	Base Salary[2]	Annual Incentive	Additional Fees[3]	Stock Based Compensation[4]	Other Compensation[5]	Total Compensation
Highest Paid Executive
Carlos Moreira	Chairman of the Board, Chief Executive Officer	780	2,241	-	-	500	3,521
Peter Ward	Board Member, Chief Financial Officer	585	425	-	-	149	1,159
Total Executive Management		1,365	2,666	-	-	649	4,680

1	The executive management members are remunerated in Swiss Francs (CHF).

2	Base salary includes employee social security costs.

3	Additional Fees include fees paid for special services rendered to the Company.

4	The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted are valued using the Black-Scholes method at the grant date, using the market price of WIHN shares.

5	Other compensation includes pension contributions, employer social charges, lump-sum expenses and parking charges paid by the Company.

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

Our articles of association provide that our board of directors consists of a minimum of three and a maximum of 12 directors. Our board of directors currently consists of six members. Each director is elected for a one-year term. The current members of our board of directors were elected at an annual shareholders' meeting held on May 15, 2020 to serve until our next annual general shareholders meeting and until their successors are elected at such next annual general meeting. Please also refer to Item 6.A. Directors and Senior Management above for further details regarding the periods of service of each of our current directors and senior managers.

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

Board Independence

Currently, 4 of our 6 directors, Philippe Doubre, David Fergusson, Jean-Philippe Ladisa and Eric Pellaton, are considered "independent" under the NASDAQ rules, therefore we comply with NASDAQ Listing Rule 5605 (b)(1) which requires an issuer to maintain a majority of independent directors. Under the Swiss Code of Best Practice for Corporate Governance (the "Swiss Code"), which is a non-binding set of corporate governance recommendations issued by economiessuisse and addressed to Swiss public companies, the majority of the board of directors is recommended to be independent. Members of the board of directors are considered independent under the Swiss Code if they are non-executive members of the Board of Directors who have never been a member of the company's executive management, or who were not members of the company's executive management during the preceding three years, and who have no or only comparatively minor business relations with the company. The Swiss Code is not binding and follows a "comply or explain" principle. We are not subject to NASDAQ Listing Rule 5605 (b)(2) that requires that independent directors must have regularly scheduled meetings at which only independent directors are present.

Board Committees

Our board of directors has established an audit committee, a nomination and compensation committee, and a strategy committee.

Audit Committee

The audit committee consists of Jean-Philippe Ladisa (Chairman) and David Fergusson. The Audit Committee currently consists of only two members. Swiss statutory law does not require a specific number of Audit Committee members and therefore our practice varies from NASDAQ Listing Rule 5605(c)(2) which requires an Audit Committee of at least three members. The audit committee consists exclusively of members of our board of directors who are financially literate. Our board of directors has determined that all members of the audit committee satisfy the "independence" requirements set forth in Rule 10A-3 under the Exchange Act and under the rules of NASDAQ. The members of the audit committee are appointed by our board of directors. The Audit Committee has a charter that complies with Swiss law, but does not fully comply with the requirements of NASDAQ Listing Rule 5605(c)(1).

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

Nomination and Compensation Committee

Our nomination and compensation committee consists of David Fergusson (Chairman), Philippe Doubre and Eric Pellaton. Our board of directors has determined that each of the members of the nomination and compensation committee is independent under NASDAQ’s listing standards. We follow our home country standards with respect to the responsibilities of our Nomination and Compensation Committee. Our board of directors has adopted a charter for the Nomination and Compensation Committee that complies with Swiss law but, which does not, however, fully comply with the requirements of NASDAQ Listing Rules 5605(d)(1) and (d)(3). Thus, the Nomination and Compensation Committee practice varies from the requirements of NASDAQ Listing Rules 5605(d)(1) and (d)(3).

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

Strategy Committee

Our strategy committee currently consists of two members of the board of directors: Carlos Moreira (Chairman) and Peter Ward. The strategy committee advises the board of directors on all strategic matters, including acquisitions, divestments, joint ventures, restructurings and similar matters. The strategy committee continuously reviews our strategic direction and assesses the impact of changes in the environment on us. The members of the Strategy Committee are appointed by our board of directors.

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

As at December 31, 2020, date of our last audited financial statements, we had 81 employees, of which 19 were located in Switzerland and 53 were located in France. The following table shows the breakdown of our workforce of employees and contractors by category of activity as at the dates indicated:

Headcount breakdown	As at December 31,
Area of Activity	2020	2019	2018
Cost of sales	5	4	13
Research and development	27	29	42
Selling and marketing	24	23	45
General and administrative	25	28	54
Total	81	84	154

With respect to French employees, French labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. French labor laws also impose the creation of a worker's council for companies employing 50 people or more. One employee of WISeKey Semiconductors SAS represents labor unions at the workers' council.

As at December 31, 2020, we also have 17 independent contractors in Vietnam and 2 in France. We maintain close cooperation with each of these independent contractors.

We have never experienced any labor-related work stoppages or strikes and believe our relationships with our employees and independent contractors are agreeable.

E.	Share Ownership

See Item 7.A. Major Shareholders for a list of beneficial ownership of our shares as at December 31, 2020.

The table below shows the beneficial share ownership of the persons listed in above subsection 6.B, including any shareholding by their related parties.

	As at December 31, 2020
Name	Number of Class A Shares held	Percentage of Class A Shares(1)	Number of Class B Shares held	Percentage of Class B Shares(1)	Number of options held(2)
Non-Executive Directors
Philippe Doubre	701,695	1.8	*	*	72,694
David Fergusson	-	-	*	*	63,644
Jean-Philippe Ladisa	-	-	*	*	25,212
Eric Pellaton	-	-	*	*	7,231(3)

Executive Directors
Carlos Moreira	38,508,733	96.2	991,179(4)	2.1	22,000(5)
Peter Ward	*	*	*	*	573,400

Senior Management
Pedro Fuentes	-	-	-	-	123,495
Carlos Moreno	-	-	-	-	152,000
Benjamin Stump	-	-	-	-	100,000
Nathalie Verjus	-	-	*	*	-
Bernard Vian	-	-	-	-	-
Alexander Zinser	-	-	*	*	-

*	Shareholding less than one percent of the class of shares and that has not been disclosed to shareholders or otherwise made public.

(1)	Based on the total number of fully paid-in outstanding shares, in line with our share capital registered with the commercial register of the Canton of Zug as at December 31, 2020.

(2)	Each option giving right to one Class B Share upon exercise.

(3)	Excluding 8,299 options pending agreement and therefore not considered as granted under US GAAP as at December 31, 2020

(4)	Includes 44,000 shares held by an immediate family member.

(5)	Includes 22,000 options held by an immediate family member.

The terms of the options held by directors and senior management are described in the following table:

Name	Number of options held(2)	Exercise price of option	Expiration date of options
Non-Executive Directors
Philippe Doubre	17,317	CHF 0.05	February 11, 2026
Philippe Doubre	18,996	CHF 0.05	December 23, 2026
Philippe Doubre	5,713	CHF 0.05	April 23, 2027
Philippe Doubre	7,033	CHF 0.05	August 23, 2027
Philippe Doubre	10,187	CHF 0.05	November 16, 2027
Philippe Doubre	13,448	CHF 0.05	December 23, 2027
David Fergusson	11,052	CHF 0.05	February 11, 2026
David Fergusson	18,214	CHF 0.05	December 23, 2026
David Fergusson	5,381	CHF 0.05	April 23, 2027
David Fergusson	6,624	CHF 0.05	August 23, 2027
David Fergusson	9,589	CHF 0.05	November 16, 2027
David Fergusson	12,784	CHF 0.05	December 23, 2027
Jean-Philippe Ladisa	2,296	CHF 0.05	August 23, 2027
Jean-Philippe Ladisa	7,572	CHF 0.05	November 16, 2027
Jean-Philippe Ladisa	15,344	CHF 0.05	December 23, 2027
Eric Pellaton	1,682	CHF 0.05	August 23, 2027
Eric Pellaton	5,549	CHF 0.05	November 16, 2027

Executive Directors
Carlos Moreira	22,000(5)	CHF 0.05	September 26, 2026
Peter Ward	573,400	CHF 0.05	September 26, 2026

Senior Management
Pedro Fuentes	123,495	CHF 0.05	September 26, 2026
Carlos Moreno	152,000	CHF 0.05	September 26, 2026
Benjamin Stump	100,000	CHF 0.05	June 30, 2027

(2)	Each option giving right to one Class B Share upon exercise.

(5)	Includes 22,000 options held by immediate family members.

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

Authorized Shares

As at December 31, 2020, the maximum number of our Class B Shares that may be issued out of our conditional capital under our WISeKey Share Ownership Plan is 6,877,699 Class B Shares based on the share capital of the Company registered with the commercial register of the Canton of Zug as at December 31, 2020.

Under the current plan, as at December 31, 2020, we had a total number of 1,987,330 options outstanding, vested and nonvested, each of which entitles the respective Participant to receive an equal number of Class B Shares. Of these options, 559,886 have been granted to our advisors and 1,427,444 to our employees, contractors or Board members. As of December 31, 2020, no options had been exercised out of our conditional capital under our WISeKey Share Ownership Plan but not yet registered with the commercial register of the Canton of Zug as at December 31, 2020.

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

The following table sets forth information with respect to the beneficial ownership of our Class A and Class B Shares as at December 31, 2020 for each beneficial owner of 3% or more of our Class A and Class B Shares in line with the Swiss Financial Market Infrastructure Act ("FMIA") and the rules and regulations promulgated thereunder.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares issuable upon the exercise of options, warrants or other rights that are immediately exercisable or exercisable within 60 days of April 12, 2021. Percentage ownership calculations for each beneficial owner are based on 40,021,988 fully-paid and outstanding Class A Shares and 59,734,017 fully-paid and outstanding Class B Shares, as issued as at April 12, 2021, increased by the shares issuable to such beneficial owner within 60 days of April 12, 2021.

Name of beneficial owner	Total Class A Shares	Total Class B Shares	Total % of Outstanding Class A Shares(1)	Total % of Outstanding Class B Shares(1)	% Voting Power(2)
Carlos Moreira	38,508,733	1,019,179(3)	96.2	1.7	39.7
Pierre Vannineuse	-	3,163,102(4)	-	5.1	3.1
Terren S. Petzer	-	2,084,132(5)	-	3.4	2.1

(1)        Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares as issued as at April 12, 2021, increased, for each beneficial owner, by the shares issuable to such beneficial owner within 60 days of April 12, 2021.

(2)       Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares as issued as at April 12, 2021, increased, for each beneficial owner, by the shares issuable to such beneficial owner within 60 days of April 12, 2021, less 214,599 Class B shares held as treasury shares as at April 12, 2021.

(3)       This total includes 44,000 shares and 22,000 options held by Mr. Moreira’s immediate family members. The options are immediately exercisable, subject to the holder not being in a restricted period. Each option gives the holder the right to acquire one Class B share. If Mr. Moreira were to convert all of his Class A Shares into Class B Shares assuming a conversion ratio of 5:1, he would beneficially own 8,720,925 Class B Shares, which would be 12.9% of the total percentage of outstanding Class B Shares increased by the 7,701,746 Class B Shares that would result from the conversion of Mr. Moreira’s Class A Shares and the 22,000 Class B Shares that would result from the conversion of the options held by an immediate family member, and 8.1% of the voting power based on the total number of fully paid-in outstanding Class A Shares and Class B Shares as issued as at April 12, 2021, increased by the 7,701,746 Class B Shares that would result from the conversion of Mr. Moreira’s Class A Shares and the 22,000 Class B Shares that would result from the conversion of the options held by an immediate family member, less 214,599 Class B shares held as treasury shares as at April 12, 2021.

(4)       This total is based on the information known to the Company and includes 2,546,864 Class B Shares that would be immediately issuable or issuable within 60 days of April 12, 2021 in relation to options and convertible instruments beneficially held by Mr. Vannineuse.

(5)       This total is based on the information known to the Company and includes 2,084,132 Class B Shares that would be immediately issuable or issuable within 60 days of April 12, 2021 in relation to options beneficially held by Mr. Petzer.

Regarding significant changes in the percentage ownership held by any major shareholders during the past three years, on incorporation in November 2015, our Chairman and CEO, Carlos Moreira contributed the full capital amount and was therefore the sole owner of the 10,000,000 Class A shares created in our company. On March 02, 2016, Mr. Moreira contributed his shares in WiseTrust SA to us in consideration for our issuance to him of 30,021,988 Class A Shares, which brought his total shareholding in our company to 40,021,988 Class A Shares (see below Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions). As a result, prior to the reverse acquisition on March 22, 2016 whereby WISeKey International Holding AG acquired the operations of WISeKey SA, Carlos Moreira held 100% of the share capital and voting rights of the 'empty shell' company WISeKey International Holding Ltd consisting of 40,021,988 Class A Shares. With the reverse acquisition, Carlos Moreira converted his shareholding in WISeKey SA into WISeKey International Holding Ltd Class B Shares at the same terms and conditions of exchange offered to all WISeKey SA shareholders, which increased his shareholding in our company by 160,700 Class B Shares representing 1.2% of outstanding Class B Shares and bringing his voting rights to 74.3% as at March 22, 2016. Then upon the listing of our company on March 31, 2016, Carlos Moreira entered into a lock-up agreement with several shareholders of Class B Shares whereby Mr. Moreira exchanged 11,421,320 of his Class A Shares for 2,284,264 Class B Shares corresponding to a ratio of 5:1. This brought Mr. Moreira's holding respectively to 71.5% of outstanding Class A Shares and 16.6% of outstanding Class B Shares, and his voting right to 56.8%, after the listing, as at March 31, 2016. Simultaneously, each of the holders of Class A Shares entered into an agreement with the Company, according to which such shareholder had given an undertaking not to sell or otherwise dispose of the Class A Shares. During the year 2017, Mr. Moreira carried out another exchange of 1,956,602 Class B Shares for 9,783,015 Class A Shares, bringing his ownership to 95.9% of outstanding Class A Shares and 2.0% of outstanding Class B Shares, and his voting right to 60.2% as at December 31, 2017. In 2018, a combination of exchange of Class B Shares for Class A Shares and sale of Class B shares to the company as debt repayment changed Mr. Moreira's shareholding to 38,508,733 Class A Shares and 259,995 Class B Shares, respectively 96.2% of outstanding Class A Shares and 0.9% of outstanding Class B Shares. In 2019, Mr Moreira was granted 693,184 options under the company’s ESOP. In 2020, Mr. Moreira exercised the 693,184 ESOP options he held bringing Mr. Moreira's shareholding to the position disclosed in the above table as at December 31, 2020.

Our major shareholder does not have different voting rights than other shareholders of the same class of shares.

As at December 31, 2020, based on the list of registered shareholders, there were 5 record holders of our Class B shares showing as residing in the U.S., holding 7,658,618 of our Class B Shares, representing approximately 16.1% of our outstanding Class B Shares. This includes 7,182,726 Class B Shares held under the name of The Bank of New York Mellon, the U.S. depositary bank for our ADSs, for which we have no information on the country of residency of the beneficial owners of such ADSs.

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

In March 2016, WISeKey International Holding Ltd acquired the entire equity interest of WISe Trust SA against the issuance of 40,021,988 new shares, which, under the Articles, are now Class A Shares. As a result, the Company acquired:

•	the U.S. distribution rights pertaining to the technology offered by WISeKey;

•	WISeTrust SA's 50% equity interest in WISeKey USA, Inc., an operating company incorporated in Delaware, with a focus on business opportunities in the United States; the other 50% interest in WISeKey USA, Inc., is held by WISeKey SA.

•	WISeTrust SA's entire equity interest in WISeKey SA, which at the time of the contribution represented approximately 19.4% of WISeKey SA's issued share capital.

WISeTrust SA was originally the founders company incorporated before WISeKey SA and majority shareholders of WISeKey SA. When the founders incorporated WISeKey, they transferred the international distribution rights pertaining to the technology to WISeKey SA with the exclusion of the US territory. Now WISeKey International Holding Ltd owns 100% of all distributions rights.

________________________

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

In the year ending December 31, 2019, the holders of 0.23% of the shares of WISeKey SA that had not previously exchanged their shares contributed their shares to us in exchange for 60,394 of our Class B Shares. The exchange ratio of our Class B Shares for WISeKey SA shares was calculated based on the company’s capitalization at the time of the transaction.

In the year ending December 31, 2020, the holder of less than 0.01% of the shares of WISeKey SA that had not previously exchanged their shares contributed their shares to us in exchange for 16,323 of our Class B Shares. The exchange ratio of our Class B Shares for WISeKey SA shares was calculated based on the company’s capitalization at the time of the transaction.

The structure of our company after the 2020 share exchange described above was as follows:

We do not currently hold the remaining 4.25% of the outstanding equity interest in WISeKey SA which is held by approximately 30 shareholders. We may elect to acquire these shares in the future through further bilateral negotiations or through a squeeze-out merger pursuant to the Swiss Merger Act. The exchange ratio in connection with either such transaction would be determined at the time.

The table below includes a brief description of our group subsidiaries:

					% ownership	% ownership
Group Company Name	Country of	Year of	Share Capital		as at December	as at December 31,	Nature of business
	incorporation	incorporation			31, 2020	2019
WISeKey SA	Switzerland	1999	CHF	933,436	95.75%	95.58%	Main operating company . Sales and R&D services
WISeKey Semiconductors SAS	France	2010	EUR	1,298,162	100.0%	100.0%	Chip manufacturing, sales & distribution
WiseTrust SA	Switzerland	1999	CHF	680,000	100.0%	100.0%	Non-operating investment company
WISeKey ELA SL	Spain	2006	EUR	4,000,000	100.0%	100.0%	Sales & support
WISeKey SAARC Ltd	U.K.	2016	GBP	100,000	51.0%	51.0%	Non trading
WISeKey USA Inc*	U.S.A	2006	USD	6,500	100% *	100% *	Sales & support
WISeKey India Private Ltd**	India	2016	INR	1,000,000	45.9%	45.9%	Sales & support
WISeKey IoT Japan KK	Japan	2017	JPY	1,000,000	100.0%	100.0%	Sales & distribution
WISeKey IoT Taiwan	Taiwan	2017	TWD	100,000	100.0%	100.0%	Sales & distribution
WISeCoin AG	Switzerland	2018	CHF	100,000	90.0%	90.0%	Sales & distribution
WISeKey Equities AG	Switzerland	2018	CHF	100,000	100.0%	100.0%	Financing, Sales & distribution
WISeCoin France R&D Lab SAS	France	2019	EUR	10,000	90.0%	90.0%	Research & development
WISeKey Semiconductors GmbH	Germany	2019	EUR	25,000	100.0%	100.0%	Sales & distribution
WISeKey Arabia - Information Technology Ltd	Saudi Arabia	2019	SAR	200,000.00	51.0%	51.0%	Sales & distribution
WiseAI AG	Switzerland	2020	CHF	100,000	51.0%	not incorporated	Sales & distribution

* 50% owned by WISeKey SA and 50% ow ned by WiseTrust SA

** 88% owned by WISeKey SAARC w hich is controlled by WISeKey International Holding AG

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

Name of Shareholder	Number of Class A Shares Held	% of Share Capital Registered in the Commercial Register*	% Voting Rights**
Philippe Doubre	701,695	0.38%	0.8%
Dourgam Kummer	626,085	0.34%	0.8%
Carlos Moreira	38,508,733	20.91%	46.5%
Peter Ward	185,475	0.10%	0.2%
Total as a Group	40,021,988	21.73%	48.3%

*        Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares, as reflected in our share capital registered with the commercial register of the Canton of Zug as at December 31, 2020.

**       Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares, as reflected in our share capital registered with the commercial register of the Canton of Zug as at December 31, 2020, less 4,783,135 Class B shares held as treasury shares as at December 31, 2020.

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

Relationship with the International Organization for Secure Electronic Transactions

The Organisation Internationale pour la Sécurité des Transactions Electroniques, or OISTE, is a Swiss non-profit foundation that owns the cryptographic rootkey we use. OISTE is acting as a trusted third party and not-for-profit entity in charge of ensuring that the Root of Trust remains neutral and trusted. Two members of the foundation board of OISTE are also board members of our company: Carlos Moreira and Philippe Doubre. The board of the OISTE foundation acts as a supervisory authority to ensure that the foundation acts in accordance with its purpose, and complies with its articles of association and Swiss law. It also reviews the audited annual accounts and the annual report of the foundation. Under Swiss law, the members of the board of a Swiss non-profit foundation are required to ensure that OISTE, as a Swiss non-profit foundation, is independent of control by any third party.

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

The OISTE foundation has a second board, the “Policy Approval Authority Board”. The Policy Approval Authority Board is nominated by the foundation’s board or directors and serves as the policy approval and enforcement entity for a specific domain within the OISTE RootKey. The Policy Approval Authority Board is represented by members of the network of organizations using OISTE RootKey to secure their Certifications Authorities (“CAs”) and create interoperability between other PKI Domains and CAs external to the network. This policy represents Medium Assurance and Medium-Hardware Assurance Levels for public key digital certificates to ensure that the participating relying party can be certain of the identity binding between the public key and the individual whose subject name is cited in the certificate. In addition, it also reflects how well the relying party can be certain that the individual whose subject name is cited in the certificate is controlling the use of the private key that corresponds to the public key in the certificate, and how securely the system which was used to produce the certificate and (if appropriate) deliver the private key to the subscriber performs its task. This OISTE Policy Approval Authority Board is consistent with the Internet Engineering Task Force (IETF) Public Key Infrastructure X.509 (IETF PKIX) RFC 3647, Certificate Policy and Certification Practices Statement Framework. The Policy Approval Authority Board does not have any involvement in the appointment of members of the OISTE foundation’s board of directors. Pedro Fuentes, a member of the Policy Approval Authority Board is a related party of the Company because he is a member of senior management of the Company.

In 2001, OISTE granted us a perpetual license to exclusively use the cryptographic rootkey and develop technologies and processes based on OISTE's trust model. The perpetual license agreement can only be terminated under limited circumstances, including if we were to move from the trust model developed by OISTE and/or changing the location of the Root of Trust from Switzerland to another country. We have to pay royalties to OISTE for the use of the cryptographic rootkey on the basis of the number of certificates issued to end users. Certain annual minimum payments apply.

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

Those professional services and storage facilities are against a payment of a fee specified in the Collaboration Agreement dated June 20, 2018.

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

In the years ended December 31, 2020, December 31, 2019 and December 31, 2018, OISTE invoiced WISeKey respectively CHF 351,125 (USD 374,300), CHF 217,923 (USD 219,332) and CHF 216,000 (USD 221,000).

In 2020 and 2019, WISeKey charged OISTE fees of, respectively, CHF 39,918 (USD 42,552) and CHF 138,610 (USD 139,506) for the facilities and personnel hosted by WISeKey SA on behalf of OISTE. During the year ended December 31, 2018, WISeKey waived the fees for these hosting services.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers. The indemnification agreements and our Articles require us to indemnify our directors and executive officers to the fullest extent permitted by law.

Related-Party Transactions Policy

Swiss law does not have a specific provision regarding conflicts of interest. However, the Swiss Code of Obligations (“CO”) contains a provision that requires our directors and executive management to safeguard the company's interests and imposes a duty of loyalty and duty of care on our directors and executive management. This rule is generally understood to disqualify directors and executive management from participation in decisions that directly affect them. Our directors and executive officers are personally liable to us for breach of these provisions. In addition, Swiss law contains provisions under which directors and all persons engaged in the company's management are liable to the company, each shareholder and the company's creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the company's shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm's length, must be repaid to the company if such shareholder, director or associated person acted in bad faith.

C.	Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Financial Statements and Other Financial Information

For a list of all financial statements filed as part of the annual report, see "Item 17. Financial Statements". For information on our dividend policy, see "Item 10B. Memorandum and Articles of Association".

Legal Proceedings

We are not aware of any legal or arbitration proceedings against our company or any of its affiliates.

B.	Significant Changes

For information on any significant changes that may have occurred since the date of our annual financial statements, see "Item 5. Operating and Financial Review and Prospects” and Note 40 of our consolidated financial statements as at December 31, 2020.

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

On April 15, 2021 the closing price of our Class B Shares on the SIX was CHF 1.825 per ordinary share and the closing price of the ADS on the NASDAQ Capital Market was USD 9.36 per ADS.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our Articles of Association provide that each share, irrespective of its par value and its class, has one vote. Economically, the Class A Shares and the Class B Shares are pari passu in all respects to each other, including in the entitlement to dividends, in the liquidation proceeds in the case of our liquidation and to preemptive rights.

Class A Shares have a par value (CHF 0.01 per share) that is five times lower than the par value of Class B Shares (CHF 0.05 per share). While dividends and other distributions are made proportionally to the par value of the respective shares, each Class A Share and each Class B Share carries one vote at a general meeting of shareholders, irrespective of the difference in par value of Class A Shares and Class B Shares.

Approval of matters at general meetings of shareholders requires a majority of the shares present on the basis of one vote per share (each Class A Share and each Class B Shares having one vote) except that certain matters require approval by a majority of the par value of the shares represented at the general meeting (each Class A Share having a par value of CHF 0.01 per share and each Class B Share having a par value of CHF 0.05 per share).

Class A Shares

The Class A Shares are registered shares with a par value of CHF 0.01 each. The Class A Shares are fully paid-up. The Class A Shares have been issued in uncertificated form in accordance with article 973c of the Swiss Code of obligations (the “CO”) as uncertificated securities (Wertrechte), which have been entered into the main register of the SIS (SIX SIS Ltd - the Swiss securities settlement system) and constitute intermediated securities within the meaning of the Federal Act on Securities held with an Intermediary of October 3, 2008, as amended (the “FISA”) (Bucheffektengesetz). In accordance with article 973c of the CO, we maintain a register of uncertificated securities (Wertrechtebuch).

Each of the holders of our Class A Shares has signed a shareholder agreement with the Company pursuant to the terms of which the holder of the Class A Shares undertakes (i) not to create or permit the creation of any encumbrances over the Class A Shares, and (ii) not to transfer the Class A Shares except to a “permitted transferee” (which is defined to include certain family members and affiliates) of the shareholder who in turn agree to be bound by the shareholder agreement or to sign a new shareholder agreement with the Company. In addition, the holder of the Class A shares has the right to request the Company to convert the Class A Shares into Class B Shares (by putting the requested conversion on the agenda of the next annual meeting of the Company’s shareholders). The conversion of Class A shares into Class B shares is subject to approval by the Company’s shareholders holding Class A Shares and Class B Shares. The holders of Class A shares who have signed the shareholder agreement have undertaken to vote in favor of requests for conversions of Class A Shares into Class B Shares. Upon conversion, each five (5) Class A Shares are converted into one (1) Class B Share. Once Class A Shares are converted into Class B Shares, the Class B Shares are no longer subject to the restrictions of the shareholder agreement and may be transferred on the same terms as other Class B Shares.

Class B Shares

The Class B Shares are registered shares with a par value of CHF 0.05 each. The Class B Shares are fully paid-up. Except for 88,370 Class B Shares, which have been issued in certificated form and not been dematerialized hereof, the Class B Shares have been issued in uncertificated form in accordance with article 973c of the CO as uncertificated securities (Wertrechte), which have been entered into the main register of the SIS and constitute intermediated securities within the meaning of the FISA. In accordance with article 973c of the CO, we maintain a register of uncertificated securities (Wertrechtebuch).

So long as our shares constitute intermediated securities within the meaning of the FISA, the person deemed to be the holder of any share will be the person holding such share in a securities account in his, her or its own name or, in the case of intermediaries, the intermediary holding such share in a securities account that is in his, her or its name. No share certificates will be issued, and share certificates will not be available for individual physical delivery. A shareholder may, however, at any time request us to deliver an attestation of the number of shares held by him, her or it, as reflected in the share register.

So long as our shares constitute intermediated securities within the meaning of the FISA, shares may be transferred by crediting the relevant transferred shares to a securities account of the transferee or as otherwise permitted under applicable law. Class B Shares traded on the SIX will settle and clear through SIS.

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

Our Authorized Share Capital

Under our Articles in effect as of December 31, 2020, our board of directors is authorized at any time until May 15,2022, to increase our share capital by a maximum aggregate amount of CHF 390,445.30 through the issuance of not more than 7,808,906 shares, which would have to be fully paid-in, with a par value of CHF 0.05 each.

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

Our Conditional Share Capital

Our conditional share capital as registered with the commercial register of the Canton of Zug as at December 31, 2020 amounts to CHF 390,201.50, corresponding to 7,804,030 new Class B Shares, whereby CHF 46,316.55 of the conditional share capital is available for the issuance of up to 926,331 Class B Shares in connection with rights granted to third parties or shareholders in connection with Rights Bearing Obligations (as defined in art. 4b para. 1(a) of the Articles) and CHF 343,884.95, corresponding to 6,877,699 Class B Shares, is available for the issuance of Class B Shares in connection with the issuance of Class B Shares or Rights-Bearing Obligations granted to the members of the board of directors, members of the executive management, employees, consultants or other persons providing services to us or another company of the Group (art. 4b para. 1 (b) of the Articles).

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

Comparison of Shareholder Rights

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
Mergers and similar arrangements

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.	Under Swiss law, with certain exceptions, a merger or a division of the corporation or a sale of all or substantially all of the assets of a corporation must be approved by two-thirds of the shares represented at the relevant general meeting of shareholders as well as the absolute majority of the par value of the shares represented at such shareholders' meeting. A shareholder of a Swiss corporation participating in a statutory merger or demerger pursuant to the Swiss Merger Act can file an appraisal right lawsuit against the surviving company. As a result, if the consideration is deemed "inadequate," such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that such shareholder receives the fair value of the shares held by such shareholder. Swiss law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of the voting rights without a vote by shareholders of such subsidiary, if the shareholders of the subsidiary are offered the payment of the fair value in cash as an alternative to shares.

Shareholders' suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.	Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may, to a limited extent, have a similar effect. An appraisal lawsuit won by a shareholder can be acted upon by any person who has the same legal status as the claimant. Also, a shareholder is entitled to bring suit against directors for breach of, among other things, their fiduciary duties and claim the payment of damages. However, unless the company is subject to bankruptcy proceedings, or if the relevant shareholder can demonstrate having suffered a loss in a personal capacity, a shareholder will only be allowed to ask for payment of damages to the corporation. Under Swiss law, the winning party is generally entitled to recover attorneys' fees incurred in connection with such action, provided, however, that the court has discretion to permit the shareholder whose claim has been dismissed to recover attorneys' fees incurred to the extent he acted in good faith.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Shareholder vote on board and management compensation

Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.	Pursuant to the Swiss Ordinance against excessive compensation in listed stock corporations, the general meeting of shareholders has the non-transferable right, amongst others, to have a binding vote each year on the compensation due to the board of directors, executive management and advisory boards.

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

Nevertheless, a corporation may enter into and pay for directors' and officers' liability insurance which typically covers negligent acts as well.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

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

•     by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

•     by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

•    by the shareholders.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

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

The burden of proof for a violation of these duties is with the corporation or with the shareholder bringing a suit against the director.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Directors also have an obligation to treat shareholders that are in similar situations equally.

Shareholder action by written consent

A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.	Shareholders of a Swiss corporation may only exercise their voting rights in a general meeting of shareholders and may not act by written consents.

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

Any shareholder can propose candidates for election as directors at an annual general meeting without prior written notice.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

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

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation provides for it.	Cumulative voting would be permitted under Swiss corporate law; however, we are not aware of any company that has cumulative voting. An annual individual election of all members of the board of directors for a term of office of one year (i.e. until the end of the following annual general meeting) is mandatory for listed Swiss companies.

Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	A Swiss corporation may remove, with or without cause, any director at any time with a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. The articles of association may require the approval by a qualified majority of the shares represented at a meeting for the removal of a director. .

Transactions with interested shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation's outstanding voting stock within the past three years.	No such specific rule applies to a Swiss corporation.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

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

Variation of rights of shares

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.	A Swiss corporation may modify the rights of a classes of shares with (1) a resolution passed by an absolute majority of the shares represented at the general meeting of shareholders and (2) a resolution passed by an absolute majority of the shares represented at the special meeting of the affected preferred shareholders. The issuance of shares that are granted more voting power requires the approval by two-thirds of the shares represented as well as the absolute majority of the par value of the shares represented at the relevant general meeting of shareholders.

Amendment of governing documents

A Delaware corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	The articles of association of a Swiss corporation may be amended with a resolution passed by an absolute majority of the shares represented at such meeting, unless otherwise provided in the articles of association. There are a number of resolutions, such as an amendment of the stated purpose of the corporation and the introduction of authorized and conditional capital, that require the approval by two-thirds of the votes and an absolute majority of the par value of the shares represented at a shareholders' meeting. The articles of association may increase the voting thresholds.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Inspection of books and records

Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Swiss corporation may only inspect books and records if the general meeting of shareholders or the board of directors approved such inspection and only if confidential information possessed by a corporation is protected. A shareholder is only entitled to receive information to the extent required to exercise such shareholders' rights, subject to the interests of the corporation. The right to inspect the share register is limited to the right to inspect that shareholder's own entry in the share register.

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

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Creation and issuance of new shares

All creation of shares requires the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company's certificate of incorporation.	All creation of shares requires a shareholders' resolution. Authorized shares can be, once created by shareholder resolution, issued by the board of directors (subject to limitations of the authorization; the term of authorized share capital is at a maximum two years, and the amount of authorized share capital is capped at 50% of the share capital registered in the commercial register at the time the authorized share capital is adopted). Conditional share capital is the underlying for shares issued upon the exercise of options and conversion rights related to debt instruments issued by the board of directors or such rights issued to employees. The amount of conditional share capital is capped at 50% of the share capital registered in the commercial register at the time the conditional share capital is adopted.

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

Share Subscription Facility with GEM LLC

On January 19, 2016, the Company entered into the SSF with GEM, according to which the Company has the right, at any date after the date on which the Class B Shares are listed on the SIX, during the period expiring on the earlier of (i) January 19, 2021 and (ii) the date on which GEM has subscribed for Class B Shares with an aggregate subscription price of CHF 60,000,000, to request GEM, in one or several steps, to subscribe for Class B Shares up to an aggregate subscription amount of CHF 60,000,000. After drawdowns made under this facility in June, August and December 2017 in the aggregate amount of CHF 3,905,355, the remaining amount available for drawdown is CHF 56,094,645 as at December 31, 2020. The subscription price for each subscription request of the Company corresponds to 90% of the average of the closing bid prices for Class B Shares on the SIX (as adjusted for variations) as reported by Bloomberg during the respective pricing period. If the Company elects to exercise its rights under the SSF, the issuance of Class B Shares would dilute the Company's shareholders' interest in the Company. As at December 31, 2020, the remaining amount available for drawdown by the Company under the SSF is CHF 56,094,645 (USD 63,434,405 at closing rate) and the estimated maximum number of Class B Shares deliverable under the SSF is 50,856,432 Class B Shares at CHF 1.103 per Class B Share (calculated based on the closing price of a Class B Share on December 30, 2020 of CHF 1.225 per Class B Share, discounted by 10%). The actual price, at which the Company may drawdown under the SSF is subject to change, and, therefore, the number of Class B Shares deliverable to GEM may vary. On January 19, 2021, the SSF expired. The Company did not make any drawdown on the facility between January 1, 2021 and January 19, 2021.

Options Issued to GEM

In connection with the SSF, the Company granted to GEM 1,459,127 options for the acquisition of an equal number of Class B Shares on May 06, 2016. The options may be exercised by GEM at any time on or before May 06, 2021, at an exercise price per option initially set to CHF 8.85432 per Class B Share (Initial Exercise Price). The Initial Exercise Price may be adjusted using certain agreed-upon formulae in case of (a) an alteration to the nominal value of the Class B Shares as a result of the consolidation or subdivision thereof; (b) an issue of any securities (other than Class B Shares or options, warrants or other rights to subscribe for or purchase or otherwise acquire any Class B Shares) to shareholders by way of rights, or a grant to shareholders by way of rights of any options, warrants or other rights to subscribe for or purchase or otherwise acquire any securities (other than Class B Shares or options, warrants or other rights to subscribe for or purchase or otherwise acquire any Class B Shares); (c) an issue of Class B shares to shareholders by way of rights, or an issue or grant to shareholders by way of rights of options, warrants or other rights to subscribe for or purchase any Class B Shares at less than the relevant price; (d) an issue of Class B Shares to shareholders by way of rights, by way of capitalization of profits or reserves other than as part of a cash dividend; (e) any capital distribution to shareholders by way of rights; (f) an issue (other than per above item c) wholly for cash or for no consideration of Class B Shares, or an issue or grant (other than per above item c) wholly for cash or for no consideration of any options, warrants or other rights to subscribe for or purchase any Class B Shares at less than the relevant price; (g) the company or any subsidiary or any other person shall issue wholly for cash or for no consideration any securities (or enter into any contractual arrangements which would have an equivalent economic effect to issuing securities) which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, Class B shares (other than Class B Shares already in issue at the time of the issue of the said securities) (or shall grant any such rights in respect of existing securities so issued) or securities which by their terms might be redesignated as Class B Shares, and the consideration per Class B Share receivable upon conversion, exchange, subscription or redesignation is less than the relevant price; (h) any modification of the rights of conversion, exchange or subscription of some securities; and (i) the company or any subsidiary or any other person shall offer any securities in connection with which offer, shareholders as a class are entitled to participate in arrangements whereby such securities may be acquired by them.

In application of adjustment provisions under the relevant warrant, the exercise price of the warrant has been adjusted from CHF 8.85342 to CHF 8.8264 and the number of Class B Shares that GEM is entitled to purchase upon exercise of the warrant has been increased by 4,612 Class B Shares to 1,463,739 as at December 31, 2020. The Class B Shares issued to GEM in connection with the GEM Options would be issued out of the Company's treasury shares or conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of GEM Options will dilute the Company's shareholders' interests in the Company.

Yorkville Standby Equity Distribution Agreement

On February 8, 2018 the Company entered into the SEDA, as amended on September 28, 2018 with Yorkville. Pursuant to the SEDA, the Company has the right, at any time during a five-year period, to request Yorkville, in one or several steps, to subscribe for Class B Shares up to an aggregate subscription amount of CHF 50,000,000. After several drawdowns made by WISeKey under the SEDA in 2018, 2019 and 2020, in the aggregate amount of CHF 3,992,169, the remaining amount available for drawdown is CHF 46,007,831 as at December 31, 2020. As long as a sufficient number of Class B Shares is provided through share lending, WISeKey has the right to make drawdowns under the SEDA at its discretion by requesting Yorkville to subscribe for (if the Class B Shares are issued out of authorized share capital) or purchase (if the Class B Shares are delivered out of treasury) Class B Shares worth up to CHF 5,000,000 each, subject to certain exceptions and limitations (including the exception that a drawdown request by WISeKey shall in no event cause the aggregate number of Class B Shares held by Yorkville to meet or exceed 4.99% of the total number of shares registered with the commercial register of the Canton of Zug). The subscription price for each subscription request of the Company corresponds to 93% of the lowest daily volume-weighted average share price (the "VWAP") of a Class B Share, as traded and quoted on the SIX, over the five trading days following the drawdown request by WISeKey. If the Company elects to exercise its rights under the SEDA, the issuance of Class B Shares would dilute the Company's shareholders' interest in the Company. As at December 31, 2020, the remaining amount available for drawdown by the Company under the SEDA is CHF 46,007,831 (USD 52,027,772 at closing rate) and, as at December 31, 2020, the estimated maximum number of Class B Shares deliverable under the SEDA is 40,393,178 Class B Shares at CHF 1.139 per Class B Share (calculated based on the closing price of a Class B Share on December 30, 2020 of CHF 1.225 per Class B Share, discounted by 7%). The actual price, at which the Company may drawdown under the SEDA is subject to change, and, therefore, the number of Class B Shares deliverable to Yorkville may vary.

As at December 31, 2020, the Company held 4,783,135 Class B Shares as treasury shares available for delivery under the SEDA, either directly or through a subsidiary. Depending on WISeKey's capital requirements, this amount of Class B Shares may not be sufficient, and the Company may issue Class B Shares out of its authorized share capital for further drawdowns under the SEDA and delivery to Yorkville. If such number of Class B Shares is not sufficient for delivery to Yorkville in connection with drawdowns under the SEDA, the Company may, instead of issuing the required additional number of Class B Shares to Yorkville directly, issue additional Class B Shares for delivery under the SEDA as follows. The additional Class B Shares would be subscribed for by WISeKey Equities AG (WISeKey Equities), a direct, wholly-owned subsidiary of the Company. WISeKey Equities would subscribe for the Class B Shares at nominal value and upon issuance of such Class B Shares, on-sell the Class B Shares back to the Company at nominal value plus a fee as consideration for providing the subscription service. The Company would hold the new Class B Shares in treasury and deliver them to Yorkville in accordance with the terms of the SEDA.

Options Issued to Yorkville

In connection with a convertible loan agreement WISeKey entered into with Yorkville on June 27, 2019, the Company granted to Yorkville 500,000 options for the acquisition of an equal number of Class B Shares. The options may be exercised by Yorkville at any time on or before June 27, 2022, at an exercise price per option initially set to CHF 3.00 per Class B Share (Initial Exercise Price). The Initial Exercise Price may be adjusted using certain agreed-upon formulae in case of (a) an increase of capital by means of capitalization of reserves, profits or premiums by distribution of Class B Shares, or division or consolidation of Class B Shares; (b) an issue of Class B Shares or other securities by way of conferring subscription or purchase rights; (c) spin-offs and capital distributions other than dividends; and (d) dividends. The Class B Shares issued to Yorkville in connection with the options would be issued out of the Company's conditional share capital or authorized share capital without triggering he pre-emptive rights of the existing shareholders of the Company.

Credit Agreement with Long State Investment Limited

On December 16, 2019, WISeKey entered into a Convertible Term Loan Facility Agreement (the “LSI Convertible Facility”) with Long State Investment Limited (“LSI”), a Hong Kong-based investment company, to borrow up to CHF 30,000,000 (the "LSI Principal Amount"). Under the terms of the LSI Convertible Facility, WISeKey is able to drawdown individual term loans of up to CHF 500,000 or, if so agreed between the parties, up to CHF 2,500,000 at an interest rate of 1.5% per annum (the "LSI Interest"), up to an aggregate amount of CHF 30,000,000 over a commitment period of 24 months. LSI have the right to convert a drawdown tranche into Class B Shares or, if so agreed among the parties and permitted by law, into ADSs, within a period of 21 SIX trading days after each individual drawdown at 95% of the higher of (i) the then prevailing market rate and (ii) the minimum conversion price of CHF 1.80. Any term loan not converted by LSI initially will automatically convert into Class B Shares, or ADSs, 20 SIX trading days before the expiration of the commitment period at the applicable conversion price. Under certain circumstances, interest payments may be “paid in kind” by capitalizing such interest and adding to it the aggregate principal balance of the loan outstanding. As at December 31, 2020, WISeKey has not made any drawdown under the LSI Convertible Facility, therefore the remaining amount available for drawdown is CHF 30,000,000. The conversion of the LSI Principal Amount and, if applicable, the LSI Interest, into Class B Shares will dilute the Company's shareholders' interest in the Company. The number of Class B Shares deliverable by the Company to LSI in connection with conversions of the LSI Principal Amount and the LSI Interest will depend on the applicable conversion price. As at December 31, 2020, the remaining amount available for drawdown by the Company under the LSI Convertible Facility is CHF 30,000,000 (USD 33,925,380 at closing rate) and, as at December 31, 2020, the estimated maximum number of Class B Shares deliverable under the LSI Convertible Facility is 17,543,860 Class B Shares at CHF 1.71 per Class B Share (calculated based on the higher of (i) the closing price of a Class B Share on the SIX on December 30, 2020 of CHF 1.225 per Class B Share and (ii) the minimum conversion price of CHF 1.80, discounted by 5%). Note that the actual price at which LSI may convert each tranche under the LSI Convertible Facility is subject to change, and, therefore, the number of Class B Shares deliverable to LSI may vary.

Yorkville Convertible Loan Agreement

On March 04, 2020, WISeKey entered into the Yorkville Convertible Loan with Yorkville, pursuant to which Yorkville has committed to grant a loan to WISeKey in the amount of USD 4,000,000. The Yorkville Convertible Loan will mature on April 30, 2021 and bear interest at a yearly rate of 6%. The Yorkville Convertible Loan is to be repaid in cash in monthly instalments starting on March 30, 2020. However, Yorkville, in its sole and absolute discretion, may elect to convert any amount outstanding (principal and/or interests) into Class B Shares. The conversion price corresponds to the quotient of (i) the amount to be converted translated to CHF using the rate of exchange applicable on the date of the conversion, and (ii) a conversion price, initially set at CHF 3.00 per Class B Share but subject to adjustments under certain extraordinary circumstances. Yorkville did not effect any conversions in the year 2020. As at December 31, 2020 the remaining balance of the Yorkville Convertible Loan is USD 1,692,979.16. The conversion of the Yorkville Convertible Loan principal amount and, if applicable, the Yorkville Interest, into Class B Shares will dilute the Company's shareholders' interest in the Company. As at December 31, 2020, the remaining amount available for drawdown by the Company under the Yorkville Convertible Loan is USD 1,692,979.16 and, as at December 31, 2020, the estimated maximum number of Class B Shares deliverable under the Yorkville Convertible Loan is 507,431 Class B Shares at CHF 3.00 per Class B Share, assuming that the entire remaining amount of the Yorkville Convertible Loan (USD 1,692,979.16) would be converted in one step, together with all Yorkville Interest to be earned until the Yorkville Maturity. Note that the actual price at which Yorkville may convert each tranche under the Yorkville Convertible Loan is subject to change, and, therefore, the number of Class B Shares deliverable to Yorkville may vary.

As at December 31, 2020, the Company held 4,783,135 Class B Shares as treasury shares available for delivery under the Yorkville Convertible Loan, either directly or through a subsidiary. Depending on WISeKey's capital requirements, this amount of Class B Shares may not be sufficient, and the Company may issue Class B Shares out of its authorized share capital for further drawdowns under the Yorkville Convertible Loan, and delivery to Yorkville. If such number of Class B Shares is not sufficient for delivery to Yorkville in connection with drawdowns under the Yorkville Convertible Loan, the Company may, instead of issuing the required additional number of Class B Shares to Yorkville directly, issue additional Class B Shares for delivery under the Yorkville Convertible Loan as follows. The additional Class B Shares would be subscribed for by WISeKey Equities AG (WISeKey Equities), a direct, wholly-owned subsidiary of the Company. WISeKey Equities would subscribe for the Class B Shares at nominal value and upon issuance of such Class B Shares, on-sell the Class B Shares back to the Company at nominal value plus a fee as consideration for providing the subscription service. The Company would hold the new Class B Shares in treasury and deliver them to Yorkville in accordance with the terms of the Yorkville Convertible Loan.

COVID-19 Credit Facility with UBS SA

On March 26, 2020, two members of the Group entered into the Covid loans to borrow funds under the Swiss Government supported COVID-19 Credit Facility with UBS SA (“UBS”). Under the terms of the Agreement, UBS has lent such Group members a total of CHF 571,500 (USD 646,278 at closing rate). The loans are repayable in full by March 30, 2028, as amended, being the eighth anniversary of the date of deposit of the funds by UBS. Semi-annual repayments should start by March 31, 2022 and will be spread on a linear basis over the remaining term. The full repayment of the loans is permitted at any time. The interest rate is determined by Swiss COVID-19 Law and currently the Covid loans carry an interest rate of 0%. There were no fees or costs attributed to the Covid loans and as such there is no debt discount of debt premium associated with the loan facility. Under the terms of the loans, the relevant companies are required to use the funds solely to cover the liquidity requirements of the Company. In particular, the Company cannot use the funds for the distribution of dividends and directors' fees as well as the repayment of capital contributions, the granting of active loans; refinancing of private or shareholder loans; the repayment of intra-group loans; or the transfer of guaranteed loans to a group company not having its registered office in Switzerland, whether directly or indirectly linked to applicant. As at December 31, 2020, the outstanding balance on the loans was CHF 571,500 (USD 646,278).

Agreement for the Issuance and Subscription of Convertible Notes with Nice & Green SA

On May 18, 2020, WISeKey entered into the Nice & Green Facility with Nice & Green, pursuant to which WISeKey has the right to draw down up to a maximum of CHF 10,000,000 in up to 25 tranches, each of which is divided into 25 convertible notes (the “Nice & Green Convertible Notes”), during a commitment period of 24 months commencing on May 20, 2020. The Nice & Green Convertible Notes do not bear interest. Subject to a cash redemption right of WISeKey, the Nice & Green Convertible Notes are mandatorily convertible into Class B Shares within a period of 12 months from issuance of the respective Nice & Green Convertible Notes (the “Nice & Green Conversion Period”). Conversion takes place upon request by Nice & Green during the Nice & Green Conversion Period, but in any case, no later than at the expiry of the Nice & Green Conversion Period, at a conversion price of 95% of the lowest daily volume-weighted average price of a Class B Share as traded on the SIX Swiss Exchange during the ten trading days preceding the relevant conversion date. WISeKey made several drawdowns in 2020 under the Nice & Green Facility and the remaining amount available for drawdown as at December 31, 2020 is CHF 1,083,111 (USD 1,224,832 at closing rate). The conversion of the drawdowns under the Nice & Green Facility into Class B Shares will dilute the Company's shareholders' interest in the Company. In 2020, Nice & Green requested to convert all Nice & Green Convertible Notes issued in 2020, therefore, as at December 31, 2020, there were no Nice & Green Convertible Notes outstanding. As at December 31, 2020, the remaining amount available for drawdown by the Company under the Nice & Green Facility is CHF 1,083,111 (USD 1,224,832 at closing rate) and, as at December 31, 2020, the estimated maximum number of Class B Shares deliverable under the Nice & Green Facility is 930,507 Class B Shares at CHF 1.164 per Class B Share (calculated based on the closing price of a Class B Share on the SIX on December 30, 2020 of CHF 1.225 per Class B Share discounted by 5%). Note that the actual price at which Nice & Green may convert each tranche under the Nice & Green Facility is subject to change, and, therefore, the number of Class B Shares deliverable to Nice & Green may vary.

Crede Convertible Loan Agreement

On August 07, 2020, WISeKey entered into the Crede Convertible Loan with Crede, pursuant to which Crede has committed to grant a loan to WISeKey in the amount of USD 5,000,000. The Crede Convertible Loan will mature on August 07, 2022 and bear interest at a yearly rate of 5% .. The Crede Convertible Loan is to be repaid at Crede Maturity by way of conversion into such number of Class B Shares as corresponds to the quotient of the (i) then outstanding Crede Convertible Loan and (ii) 92% of the lowest daily volume weighted average share prices of a Class B Share, quoted on the SIX Swiss Exchange during the ten trading days immediately preceding the relevant conversion date, converted into USD at the relevant exchange rate. Pursuant to the terms of the Crede Convertible Loan, the Company has the right, at its sole election, to pay interest accrued on the outstanding principal amount in cash or by delivery of such number of Class B Shares, determined in accordance with the aforementioned conversion methodology. Crede may effect the conversion of the Crede Convertible Loan any time before Crede Maturity. Crede effected several conversions in 2020. As at December 31, 2020, the remaining balance of the Crede Convertible Loan is USD 4,215,119.92. The conversion of the Crede Convertible Loan amount into Class B Shares will dilute the Company's shareholders' interest in the Company. As at December 31, 2020, the remaining amount available for drawdown by the Company under the Crede Convertible Loan is USD 4,215,119.92 and, as at December 31, 2020, the estimated maximum number of Class B Shares deliverable under the Crede Convertible Loan is 3,625,726 Class B Shares at CHF 1.274 per Class B Share, assuming that the entire remaining amount of the Crede Convertible Loan (USD 4,215,119.92) would be converted in one step, together with all Crede Interest to be earned until the Crede Maturity. Note that the actual price at which Crede may convert each tranche under the Crede Convertible Loan is subject to change, and, therefore, the number of Class B Shares deliverable to Crede may vary.

As at December 31, 2020, the Company held 4,783,135 Class B Shares as treasury shares available for delivery under the Crede Convertible Loan, either directly or through a subsidiary. Depending on WISeKey's capital requirements, this amount of Class B Shares may not be sufficient, and the Company may issue Class B Shares out of its authorized share capital for further drawdowns under the Crede Convertible Loan, and delivery to Crede. If such number of Class B Shares is not sufficient for delivery to Crede in connection with drawdowns under the Crede Convertible Loan, the Company may, instead of issuing the required additional number of Class B Shares to Crede directly, issue additional Class B Shares for delivery under the Crede Convertible Loan as follows. The additional Class B Shares would be subscribed for by WISeKey Equities AG (WISeKey Equities), a direct, wholly-owned subsidiary of the Company. WISeKey Equities would subscribe for the Class B Shares at nominal value and upon issuance of such Class B Shares, on-sell the Class B Shares back to the Company at nominal value plus a fee as consideration for providing the subscription service. The Company would hold the new Class B Shares in treasury and deliver them to Crede in accordance with the terms of the Crede Convertible Loan.

Options Issued to Crede

In connection with a convertible loan agreement WISeKey entered into with Crede on September 28, 2018, the Company granted to Crede, on September 28, 2018, 408,247 options for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Crede Options as at December 31, 2020 is 408,247 Class B Shares. The Crede Options may be exercised by Crede at any time on or before October 29, 2023, as amended, at an exercise price per Crede Option equal to CHF 3.84 per Class B Share. The Class B Shares issued to Crede in connection with the Crede Options would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of Crede Options will dilute the Company's shareholders' interests in the Company.

In connection with the Crede Convertible Loan, the Company granted to Crede, on August 07, 2020, 1,675,885 options (the "Second Crede Options") for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Second Crede Options as at December 31, 2020 is 1,675,885 Class B Shares. The Second Crede Options may be exercised by Crede at any time on or before September 14, 2023, as amended, at an exercise price per option equal to CHF 1.375 per Class B Share. The Class B Shares issued to Crede in connection with the Second Crede Options would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the Second Crede Options will dilute the Company's shareholders' interests in the Company.

Agreement for the Issuance and Subscription of Convertible Notes with Global Tech Opportunities 8

On December 08, 2020, WISeKey entered into the GTO Facility with GTO pursuant to which GTO committed to grant a loan to WISeKey by way of subscribing to convertible notes (the “GTO Convertible Notes”), for up to a maximum amount of CHF 15,500,000, subject to certain conditions, over a period of 18 months. The GTO Convertible Notes do not bear any interest. Each GTO Convertible Note may be converted within a period of 12 months after its issuance (the “GTO Conversion Period”). Conversion takes place upon request by GTO during the GTO Conversion Period, but in any case no later than at the expiry of the GTO Conversion Period, into such number of Class B Shares as corresponds to the principal amount of the GTO Convertible Note divided by the higher of (i) CHF 0.05 and (ii) 97% of the lowest five trading day volume weighted average price of Class B Shares as traded on the SIX Swiss Exchange over the twenty trading days immediately preceding the relevant conversion date. The GTO Convertible Notes are only repayable in cash in an event of default under the terms of the GTO Facility or if WISeKey so elects. GTO made several subscriptions in 2020 under the GTO Facility and the remaining amount available for subscription as at December 31, 2020 is CHF 10,840,000 (USD 12,258,371 at closing rate). The conversion of the drawdowns under the GTO Facility into Class B Shares will dilute the Company's shareholders' interest in the Company. GTO requested to convert some but not all GTO Convertible Notes issued in 2020. As at December 31, 2020, GTO Convertible Notes in an aggregate amount of CHF 3,910,000 (USD 4,421,608 at closing rate) remained unconverted and the remaining amount available for subscription by the Company under the GTO Facility is CHF 10,840,000 (USD 12,258,371 at closing rate), therefore, as at December 31, 2020, the estimated maximum number of Class B Shares deliverable under the GTO Facility is 12,415,824 Class B Shares at CHF 1.188 per Class B Share (calculated based on the closing price of a Class B Share on the SIX on December 30, 2020 of CHF 1.225 per Class B Share discounted by 3%). Note that the actual price at which GTO may convert each tranche under the GTO Facility is subject to change, and, therefore, the number of Class B Shares deliverable to GTO may vary.

As at December 31, 2020, the Company held 4,783,135 Class B Shares as treasury shares available for delivery under the GTO Facility, either directly or through a subsidiary. Depending on WISeKey's capital requirements, this amount of Class B Shares may not be sufficient, and the Company may issue Class B Shares out of its authorized share capital for further drawdowns under the GTO Facility, and delivery to GTO. If such number of Class B Shares is not sufficient for delivery to GTO in connection with conversions under the GTO Facility, the Company may, instead of issuing the required additional number of Class B Shares to GTO directly, issue additional Class B Shares for delivery under the GTO Facility as follows: The additional Class B Shares would be subscribed for by WISeKey Equities AG (WISeKey Equities), a direct, wholly-owned subsidiary of the Company. WISeKey Equities would subscribe for the Class B Shares at nominal value and upon issuance of such Class B Shares, on-sell the Class B Shares back to the Company at nominal value plus a fee as consideration for providing the subscription service. The Company would hold the new Class B Shares in treasury and deliver them to GTO in accordance with the terms of the GTO Facility.

Options Issued to GTO

In connection with the GTO Facility, the Company granted GTO the option to acquire Class B Shares at an exercise price of the higher of (a) 120% of the 5-trading day VWAP of the Class B Shares on the SIX Swiss Stock Exchange over the 5 trading days immediately preceding the relevant subscription request and (b) CHF 1.50 (the “GTO Option Exercise Price”). The number of options granted at each tranche subscription is calculated as 15% of the principal amount of each subscription divided by the GTO Warrant Exercise Price. Each warrant agreement has a 5-year exercise period starting on the relevant subscription date. As at December 31, 2020, a total of 466,000 options for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the GTO Options as at December 31, 2020 is 466,000 Class B Shares. The GTO Options may be exercised by GTO at any time until the fifth anniversary of their respective grant at an exercise price per option equal to CHF 1.50 per Class B Share. Should the remaining amount available for subscription by the Company under the GTO Facility of CHF 10,840,000 (USD 12,258,371 at closing rate) be subscribed for, the estimated maximum number of options deliverable under the GTO Facility is 7,226,666 for the acquisition of an equal number of Class B Shares. As a result, assuming the GTO Facility is fully subscribed for, the maximum total number of Class B Shares that are issued and issuable under the GTO Facility as at December 31, 2020 is 7,692,666 Class B Shares (the “Total GTO Options”). The Class B Shares issued to GTO in connection with the Total GTO Options would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the Total GTO Options will dilute the Company's shareholders' interests in the Company. Note that the actual GTO Warrant Exercise Price at each subscription used to calculate the number of options granted to GTO is subject to change, and, therefore, the number of Class B Shares deliverable to GTO may vary.

Convertible Loan with arago

On August 11, 2020 WISeKey entered into a convertible loan agreement with arago GmbH (“arago”) (the “arago First Convertible Loan”), a private German company leader in artificial intelligence automation, to acquire 5% of arago’s fully diluted share capital against an investment of CHF 5 million to be paid in five monthly installments of CHF 1 million starting August 12, 2020. The arago First Convertible Loan bore an interest of 5% per annum, did not contain any lender’s fees, and had no maturity date. WISeKey or arago could request conversion of the arago Second Convertible Loan into arago shares representing 5% of arago’s fully diluted share capital provided that either the full CHF 5 million was paid by WISeKey or that WISeKey had terminated the agreement. On August 12, 2020, WISeKey made an initial payment of CHF 1 million. On September 10, 2020, WISeKey terminated the arago First Convertible Loan and signed a new convertible loan agreement with arago on September 18, 2020 (the “arago Second Convertible Loan”).

Per arago Second Convertible Loan, WISeKey intends to acquire 5% of arago’s fully diluted share capital against an investment of CHF 5 million made up of the CHF 1 million paid on August 12, 2020 and four monthly installments of CHF 1 million starting September 18, 2020. The arago Second Convertible Loan bore an interest of 5% per annum, did not contain any lender’s fees, and had no maturity date. WISeKey or arago could request conversion of the arago Second Convertible Loan into arago shares representing 5% of arago’s fully diluted share capital once the full CHF 5 million was paid by WISeKey, or, should WISeKey terminate the agreement, the conversion shall take place within the next financing round of arago. On September 21, 2020, WISeKey made a payment of CHF 1 million. On October 09, 2020, WISeKey terminated the arago Second Convertible Loan and signed a new convertible loan agreement with arago on November 18, 2020 (the “arago Third Convertible Loan”).

Per arago Third Convertible Loan, WISeKey intends to acquire 51% of arago’s fully diluted share capital against (i) an investment of CHF 5 million made up of the CHF 1 million paid on August 12, 2020, the CHF 1 million paid on September 21, 2020 and three monthly installments of CHF 1 million starting November 20, 2020 subject to adjustment in accordance with arago’s working capital needs, and (ii) a guarantee on arago’s existing indebtedness. The arago Third Convertible Loan bore an interest of 5% per annum, did not contain any lender’s fees, and had no maturity date. WISeKey can request conversion of the arago Third Convertible Loan into arago shares representing 51% of arago’s fully diluted share capital at any time provided that the full CHF 5 million was paid by WISeKey and that WISeKey pays the nominal value of the newly issued shares in cash. In case WISeKey has not exercised its conversion right by December 31, 2020, arago can request the conversion at any time. WISeKey made three payments under the arago Third Convertible Loan as follows:

-	CHF 600,000 on November 20, 2020,

-	CHF 400,000 on December 01, 2020, and

-	CHF 400,000 on December 22, 2020 out of which arago returned EUR 300,000 (CHF 324,708 at historical rate) unrequired funds on December 30, 2020.

Therefore, as at December 31, 2020, WISeKey had paid a total of CHF 3,075,292 (USD 3,477,682) to arago under the arago Third Convertible Loan.

In 2021, WISeKey made three more payments to arago in the framework of the arago Third Convertible Loan: on January 04, 2021 for EUR 300,000 (USD 367,646), on February 17, 2021 for CHF 800,000 and on March 10, 2021 for CHF 800,000 (USD 858,751). These payments brought the arago Third Convertible Loan balance to CHF 5 million as at March 10, 2021.

On January 18, 2021, WISeKey requested to convert the arago Third Convertible Loan into 51% of arago’s share capital carrying 51% of the voting rights, which resulted in the issue of 136,072 new arago shares with a nominal value of EUR 1 to WISeKey in exchange for the payment by WISeKey of the aggregate nominal value of the newly issued shares of EUR 136,072 (USD 164,275 at historical cost).

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

Based on our financial statements, business plan and certain estimates and projections, including as to the relative values of our assets, we do not believe that we were a PFIC for our 2020 taxable year and do not expect to be a PFIC in the foreseeable future. However, there can be no assurance that the IRS will agree with our conclusion regarding our PFIC status, and whether we are or will be classified as a PFIC in any particular year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and the valuation of certain of our assets may depend in part on the price of our ordinary shares, which is uncertain and may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If a U.S. Holder holds ADSs in any year in which we are treated as a PFIC, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ADSs, even if we cease to meet the threshold requirements for PFIC status.

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

Resident Private Shareholders

Swiss resident individuals who hold their ADSs as private assets all such shareholders are hereinafter referred to as the "Resident Private Shareholders") are required to include Dividends, but not distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) of the shares underlying the ADSs, in their personal income tax return and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant taxation period, including the Dividends, but not the distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen). Capital gains resulting from the sale or other dispositions of ADSs are not subject to Swiss federal, cantonal and communal income tax, and conversely, capital losses are not tax-deductible for Resident Private Shareholders. See paragraph 1.1(C) "Domestic Commercial Shareholders" for a summary of the taxation treatment applicable to Swiss resident individuals, who, for income tax purposes, are classified as "professional securities dealers".

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

The table below shows the balances of our market risk sensitive instruments, which are financial instruments, as at the end of the latest fiscal year grouped by functional currency, and the expected cash flows from these instruments for each of the next five years. The contractual cash flows are presented on an undiscounted cash flow basis, including interest expense. For those instruments where the lender has the choice to settle the repayment of principal and interests in cash or in shares, we have assumed that all amounts would be repaid in cash; this table therefore shows the maximum expected cash flows. Additional details on the financial instruments considered are available in Note 25. Loans and line of credit of our consolidated financial statements for the years ended December 31, 2020 and 2019.

				Expected cash flows by period
Market risk sensitive instruments (USD'000)	Net carrying amount	Principal amount and interests	Weighted average effective interest rate per annum	Total	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	More than 5 years
Debt and convertible note obligations:
- held by entities with CHF functional currency	5,640	5,752	7%	5,752	5,752	-	-	-	-	-
- held by entities with GBP functional currency	85	85	0%	85	85	-	-	-	-	-
Total contractual obligations	5,725	5,837	-	5,837	5,837	-	-	-	-	-

Foreign currency exchange rate risk

For information about the foreign currency exchange rate risk see Item 5. Operating and Financial Review and Prospects – A. Operating Results.

Commodity price risk

The Company has only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw material. Our raw material inventory was USD 543,000 as at December 31, 2020. A change in those prices may affect our gross margin, however because the inventory balance is relatively small in comparison with our total assets, the Company does not enter into commodity futures, forwards or any other hedge instrument to manage fluctuations in prices of anticipated purchases.

Risk of changes in the value of investment securities

As at December 31, 2020, the Company had two investment securities apart from the investments in consolidated subsidiaries: an investment in equity securities at fair value of USD 301,301 (see Note 20 of our consolidated financial statement as at December 31, 2020), and an investment in equity securities at cost of USD 7,000,000 (see Note 19 of our consolidated financial statement as at December 31, 2020). The Company has not entered into any instrument to hedge against the fluctuation in value of these equity instruments.

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

Depositary Payments

In 2020, we did not receive any payments or reimbursements from The Bank of New York Mellon, the depositary bank of our ADS program.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, management concluded that, as of December 31, 2020, our internal control over financial reporting is effective based on those criteria.

(c) Not applicable.

(d) There were no changes to our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Jean-Philippe Ladisa possesses specific accounting and financial management expertise and that he is an Audit Committee Financial Expert as defined by the SEC. Mr. Ladisa is also “independent” in accordance with the applicable requirements of Rule 10A-3 of the Exchange Act.

Item 16B.	Code of Ethics

We have followed Swiss law which does not require a company to have a code of ethics applicable to all directors, officers and employees. We do, however, expect ethical behavior from all our directors, officers and employees.

Item 16C.	Principal Accounting Fees and Services

(a) Audit Fees: The aggregate fees billed for professional services rendered by the principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements amounted to CHF 764,092 (USD 814,523) and CHF 698,946 (USD 703,466) respectively for the years ended December 31, 2020 and 2019.

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

In the years ended December 31, 2020 and 2019, BDO has not provided services other that those rendered for the audit of our annual financial statements or in connection with statutory and regulatory filings or engagements.

(f) Not applicable.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2020, the Company purchased its own Class B Shares as per detail below:

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share	(d) Maximum Number of Shares that may Yet Be Purchased Under the Plans or Programs
January 01 to January 31, 2020	105,000	USD 2.02	3,375,848
February 01 to February 28, 2020	100,000	USD 1.67	3,275,848
March 01 to March 31, 2020	41,140	USD 1.28	3,234,708
May 01 to May 31, 2020	7,585	USD 0.88	3,227,123
September 01 to September 30, 2020	4,500	USD 1.29	3,222,623
October 01 to October 31, 2020	196,720	USD 1.25	3,025,903
Total	454,945	USD 1.40	3,025,903

1 Column (a) shows shares purchased as part of our share buyback program which was approved by the Board of directors on June 18, 2019 and publicly announced on July 08, 2019. WISeKey has received approval from the Swiss Takeover Board to purchase up to 3,682,848 of its class B shares. This maximum amount of shares is equivalent to 10% of the registered share capital of the Company. The shares will be purchased in the open market starting July 09, 2019 for a period of 3 years until July 07, 2022. WISeKey has the right to terminate the buyback program early.

Item 16F.	Change in Registrant's Certifying Accountant

None.

Item 16G.	Corporate Governance

See “Item 6.C. Board Practices” for significant ways in which our corporate governance practices differ from NASDAQ’s standards.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 17.	Financial Statements

The Company has elected to furnish the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

The consolidated financial statements and related notes required by this Item 18 are included in this annual report beginning on page F-1.

Item 19.	Exhibits

Index to Exhibits

Exhibit No.	Description

1.1*	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

2.1*	Form of Specimen Certificate for Class B Shares of the Registrant (incorporated by reference to Exhibit 2.1 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

2.2*	Form of Registrant's American Depositary Receipt (incorporated by reference to form of ADR filed pursuant to Rule 424(b)(3) on November 13, 2019 under the F-6 Registration Statement for the Registrant’s American Depositary Shares (Reg No. 333-224780)).

2.4*	Deposit Agreement, dated as of May 16, 2018, among the Registrant, the Depositary and the Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2.4 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

2.5	Description of Securities registered under Section 12 of the Exchange Act.

4.1*	WISeKey Employee Share Option Plan, dated September 29, 2016 (incorporated by reference to Exhibit 4.1 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.2*	Form of indemnification agreement by and between Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 4.2 of Amendment No.1 to WISeKey International Holding AG’s registration statement on the Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.3*	Convertible Loan Agreement by and between Registrant and Crede CG III, Ltd., dated as of September 28, 2018 (incorporated by reference to Exhibit 4.3 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.4*	Warrant Agreement by and between Registrant and Crede CG III, Ltd., dated as of September 28, 2018 (incorporated by reference to Exhibit 4.4 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.5*	Convertible Loan Agreement by and between Registrant and YA II PN, Ltd., dated as of June 27, 2019 (incorporated by reference to Exhibit 4.5 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.6*	Warrant Agreement by and between Registrant and YA II PN, Ltd., dated as of June 27, 2019 (incorporated by reference to Exhibit 4.6 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.7*	Standby Equity Distribution Agreement by and between Registrant and YA II PN, Ltd., dated as of February 8, 2018 (incorporated by reference to Exhibit 4.7 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.8*	Share Subscription Facility Agreement by and among Registrant, GEM Global Yield Fund LLC SCS and GEM Investments America, LLC, dated as of January 19, 2016 (incorporated by reference to Exhibit 4.8 of WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on October 30, 2019).

4.9*	Warrant to Purchase Ordinary Shares by and between Registrant and GEM Global Yield Fund LLC SCS, dated as of May 6, 2016 (incorporated by reference to Exhibit 4.9 of WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on October 30, 2019).

4.10*	Master Purchase Agreement by and between Cisco Systems International B.V. and INSIDE Secure, dated as of August 25, 2014 (incorporated by reference to Exhibit 4.10 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.11*	Buffer Stock Agreement by and between WISeKey Semiconductors and Key Tronic Corporation, dated as of June 9, 2017 (incorporated by reference to Exhibit 4.11 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.12*	Supplier Agreement by and between Vault-IC France and UTAC Headquarters Pte. Ltd, dated as of September 19, 2016 (incorporated by reference to Exhibit 4.12 of WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on October 30, 2019).

4.13*	Service Level Agreement by and among Inside Secure, Presto Engineering HVM and Presto Engineering, Inc., dated as of June 30, 2015 (incorporated by reference to Exhibit 4.13 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). (1)

4.14*	First Amendment to Service Level Agreement, by and among Inside Secure, Presto Engineering HVM and Presto Engineering, Inc., dated as of May 26, 2016 (incorporated by reference to Exhibit 4.14 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). (1)

4.15*	Second Amendment to Service Level Agreement, by and among WISeKey Semiconductors, Presto Engineering HVM and Presto Engineering, Inc., dated as of June 25, 2018 (incorporated by reference to Exhibit 4.15 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). (1)

4.16*	SafeNet Supplier Agreement by and between SafeNet, Inc. and Inside Secure SA, dated as of March 26, 2012 (incorporated by reference to Exhibit 4.16 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.17*	PicoPass License Agreement by and between Inside Secure and HID Global Corporation, dated as of December 8, 2014 (incorporated by reference to Exhibit 4.17 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). (1)

4.18*	Collaboration Agreement by and between Organisation Internationale pour la Sécurité de Transactions Electroniques OISTE and WISeKey SA, dated as of June 20, 2018 (incorporated by reference to Exhibit 4.18 of WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on October 30, 2019).

4.19*	Credit Agreement, dated as of April 4, 2019, by and between ExWorks Capital Fund I, L.P. and WISeCoin AG. (incorporated by reference to Exhibit 4.19 to the Form 20-F for the year ended December 31, 2019, as filed with the SEC on March 13, 2020). (1)

4.20*	Convertible Term Loan Facility Agreement, dated as of December 16, 2019, by and between Long State Investment Limited and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.20 to the Form 20-F for the year ended December 31, 2019, as filed with the SEC on March 13, 2020). (1)

4.21*	Convertible Loan Agreement, dated as of March 4, 2020, between WISeKey International Holding AG and YA II PN, LTD. (incorporated by reference to Exhibit 4.21 to the Form 20-F for the year ended December 31, 2019, as filed with the SEC on March 13, 2020). (1)

4.22	English summary of Credit COVID-19 Loan Agreement, dated March 26, 2020, between WISeKey International Holding AG and UBS SA.

4.23	English summary of Credit COVID-19 Loan Agreement, dated March 26, 2020, between WISeKey SA and UBS SA.

4.24	Agreement for the Issuance and Subscription of Convertible Notes, dated May 18, 2020, between WISeKey International Holding AG and Nice & Green SA.

4.25	Convertible Loan Agreement, dated August 07, 2020, between WISeKey International Holding AG and Crede CG III, Ltd.

4.26	Warrant Agreement, dated August 07, 2020, between WISeKey International Holding AG and Crede CG III, Ltd.

4.27	First Amendment, dated September 18, 2020, to the Warrant Agreement dated September 28, 2018, between WISeKey International Holding AG and Crede CG III, Ltd.

4.28	First Amendment, dated September 18, 2020, to the Warrant Agreement dated August 07, 2020, between WISeKey International Holding AG and Crede CG III, Ltd.

4.29	Agreement for the Issuance and Subscription of Convertible Notes, dated December 08, 2020, between WISeKey International Holding AG and GLOBAL TECH OPPORTUNITIES 8.

4.30	Third Convertible Loan Agreement, dated November 18, 2020, between WISeKey International Holding AG, arago GmbH, Aquilon Invest GmbH, and OGARA GmbH.

8.1	List of significant subsidiaries of the Registrant.

12.1	Certification of Carlos Moreira, Chief Executive Officer of WISeKey International Holding AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Peter Ward, Chief Financial Officer of WISeKey International Holding AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Carlos Moreira, Chief Executive Officer of WISeKey International Holding AG, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Peter Ward, Chief Financial Officer of WISeKey International Holding AG, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed
(1)	Portions of this exhibit have been omitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing of Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WISEKEY INTERNATIONAL HOLDING AG
By:	/s/ Carlos Moreira	/s/ Peter Ward
	Carlos Moreira	Peter Ward
	Chief Executive Officer	CFO

Date: April 29, 2021

WISeKey Consolidated Financial Statements

for Years Ended December 31, 2018, 2019 and 2020

1.	Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

WISeKey International Holding AG

6300 Zug

Switzerland

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of WISeKey International Holding AG (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income /(loss), of changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Zurich, Switzerland, April 29, 2021

BDO AG

/s/ Christoph Tschumi	/s/ Philipp Kegele
Christoph Tschumi	Philipp Kegele

We have served as the Company's auditor since 2015.

2.	Consolidated Statement of Comprehensive Income/(Loss)

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,	Note
USD'000	2020	2019	2018	ref.

Net sales	14,779	22,652	34,280	30
Cost of sales	(8,578)	(12,871)	(17,607)
Depreciation of production assets	(736)	(325)	(712)
Gross profit	5,465	9,456	15,961

Other operating income	43	180	289	31
Research & development expenses	(6,012)	(6,422)	(5,306)
Selling & marketing expenses	(7,355)	(7,929)	(5,772)
General & administrative expenses	(10,673)	(15,789)	(14,232)
Total operating expenses	(23,997)	(29,960)	(25,021)
Operating loss	(18,532)	(20,504)	(9,060)

Non-operating income	1,127	1,918	2,181	33
Gain on derivative liability	44	214	-	6/25
Gain / (loss) on debt extinguishment	-	(233)	-
Interest and amortization of debt discount	(458)	(742)	(150)	25
Non-operating expenses	(11,079)	(3,670)	(2,826)	34
Loss from continuing operations before income tax expense	(28,898)	(23,017)	(9,855)

Income tax expense	(9)	(13)	(53)	35
Loss from continuing operations, net	(28,907)	(23,030)	(9,908)

Discontinued operations:
Net sales from discontinued operations	-	1,934	19,412
Cost of sales from discontinued operations	-	(791)	(6,196)
Total operating and non-operating expenses from discontinued operations	-	(1,801)	(19,778)
Income tax recovery from discontinued operations	-	42	205
Gain on disposal of a business, net of tax on disposal	-	31,100	-
Income / (loss) on discontinued operations	-	30,484	(6,357)

Net income / (loss)	(28,907)	7,454	(16,265)

Less: Net income / (loss) attributable to noncontrolling interests	(248)	(733)	13
Net income / (loss) attributable to WISeKey International Holding AG	(28,659)	8,187	(16,278)

Earnings per share
Earnings from continuing operations per share - Basic	(0.68)	(0.64)	(0.29)	37
Earnings from continuing operations per share - Diluted	(0.68)	(0.64)	(0.29)	37

Earnings from discontinued operations per share - Basic	-	0.84	(0.19)	32
Earnings from discontinued operations per share - Diluted	-	0.81	(0.19)	32

Earning per share attributable to WISeKey International Holding AG
Basic	(0.67)	0.23	(0.48)	37
Diluted	(0.67)	0.23	(0.48)	37

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	1,729	516	108
Change in unrealized gains related to available-for-sale debt securities	5,385	-	-	10
Defined benefit pension plans:				26
Net gain (loss) arising during period	1,189	(2,199)	287
Other comprehensive income / (loss)	8,303	(1,683)	395
Comprehensive income / (loss)	(20,604)	5,771	(15,870)

Other comprehensive income / (loss) attributable to noncontrolling interests	(95)	(127)	(23)
Other comprehensive income / (loss) attributable to WISeKey International Holding AG	8,398	(1,556)	418

Comprehensive income / (loss) attributable to noncontrolling interests	(343)	(860)	(10)
Comprehensive income / (loss) attributable to WISeKey International Holding AG	(20,261)	6,631	(15,860)

The accompanying notes are an integral part of these consolidated financial statements.

3.	Consolidated Balance Sheet

	As at December 31,	As at December 31,	Note
USD'000	2020	2019	ref.
ASSETS
Current assets
Cash and cash equivalents	19,650	12,121	7
Restricted cash, current	2,113	2,525	8
Accounts receivable, net of allowance for doubtful accounts	2,900	3,770	9
Notes receivable from employees	37	-
Available-for-sale debt security	9,190	-	10
Inventories	2,474	2,787	11
Contract assets	-	15
Prepaid expenses	649	690
Deferred charges, current	836	207	25
Other current assets	814	1,469	12
Total current assets	38,663	23,584

Noncurrent assets
Restricted cash, noncurrent	-	2,000	8
Notes receivable, noncurrent	183	23	13
Deferred income tax assets	3	6
Deferred tax credits	1,312	2,488	14
Property, plant and equipment net of accumulated depreciation	1,000	1,801	15
Intangible assets, net of accumulated amortization	9	600	16
Finance lease right-of-use assets	246	289	17
Operating lease right-of-use assets	2,502	2,780	17
Goodwill	8,317	8,317	18
Deferred charges, noncurrent	169	30	25
Equity securities, at cost	-	7,000	19
Equity securities, at fair value	301	756	20
Other noncurrent assets	176	230	21
Total noncurrent assets	14,218	26,320
TOTAL ASSETS	52,881	49,904

LIABILITIES
Current Liabilities
Accounts payable	13,099	10,713	22
Notes payable	4,115	4,104	23
Convertible note payable, current	5,633	3,226	25
Deferred revenue, current	302	89	30
Current portion of obligations under finance lease liabilities	119	103	17
Current portion of obligations under operating lease liabilities	601	556	17
Income tax payable	3	11
Derivative liabilities	-	44	6
Other current liabilities	1,105	1,304	24
Total current liabilities	24,977	20,150

Noncurrent liabilities
Bonds, mortgages, convertible note payable and other long-term debt	646	-	25
Convertible note payable, noncurrent	3,710	-	25
Deferred revenue, noncurrent	19	10	30
Finance lease liabilities, noncurrent	67	169	17
Operating lease liabilities, noncurrent	1,901	2,223	17
Employee benefit plan obligation	6,768	6,880	26
Other deferred tax liabilities	38	25
Other noncurrent liabilities	329	3
Total noncurrent liabilities	13,478	9,310
TOTAL LIABILITIES	38,455	29,460

Commitments and contingent liabilities			27

SHAREHOLDERS' EQUITY
Common stock - Class A	400	400	28
CHF 0.01 par value
Authorized - 40,021,988 and 40,021,988 shares
Issued and outstanding - 40,021,988 and 40,021,988 shares
Common stock - Class B	2,490	1,475	28
CHF 0.05 par value
Authorized - 63,234,625 and 41,066,298
Issued - 47,622,689 and 28,824,086
Outstanding - 42,839,554 and 27,621,895
Share subscription in progress	1	6
Treasury stock, at cost (4,783,135 and 1,202,191 shares held)	(505)	(1,288)	28
Additional paid-in capital	224,763	212,036
Accumulated other comprehensive income / (loss)	6,940	(1,453)	29
Accumulated deficit	(217,820)	(189,161)
Total shareholders'equity attributable to WISeKey shareholders	16,269	22,015
Noncontrolling interests in consolidated subsidiaries	(1,843)	(1,571)
Total shareholders'equity	14,426	20,444
TOTAL LIABILITIES AND EQUITY	52,881	49,904

The accompanying notes are an integral part of these consolidated financial statements.

4.	Consolidated Statements of Changes in Shareholders’ Equity

	Number of common shares		Common Share Capital
USD'000	Class A	Class B	Class A	Class B	Total share capital	Treasury Shares	Additional paid-in capital	Share subscription in progress	Accumulated deficit	Accumulated other comprehensive income / (loss)	Total stockholders' equity	Non controlling interests	Total equity
As at December 31, 2018	40,021,988	28,769,797	400	1,472	1,872	(1,139)	201,373	-	(197,348)	100	4,858	(883)	3,975
Common stock issued[1]	-	-	-	-	-	-	-	-	-	-	-	-	-
Options exercised	-	54,289	-	3	3	-	3,375	-	-	-	3,378	-	3,378
Stock-based compensation	-	-	-	-	-	-	5,414	6	-	-	5,420	-	5,420
Changes in treasury shares	-	-	-	-	-	(534)	-	-	-	-	(534)	-	(534)
Sale of QuoVadis Group	-	-	-	-	-	-	-	-	-	34	34	131	165
Change in Ownership in WISeKey SA	-	-	-	-	-	29	(159)	-	-	(10)	(140)	41	(99)
Liquidation of subsidiaries	-	-	-	-	-	-	-	-	-	(21)	(21)	-	(21)
Yorkville SEDA	-	-	-	-	-	296	632	-	-	-	928	-	928
Crede convertible loan	-	-	-	-	-	549	1,075	-	-	-	1,624	-	1,624
Yorkville convertible loan	-	-	-	-	-	-	326	-	-	-	326	-	326
Share buyback program	-	-	-	-	-	(489)	-	-	-	-	(489)	-	(489)
Net loss	-	-	-	-	-	-	-	-	8,187	-	8,187	(733)	7,454
Other comprehensive income / (loss)	-	-	-	-	-	-	-	-	-	(1,556)	(1,556)	(127)	(1,683)
As at December 31, 2019	40,021,988	28,824,086	400	1,475	1,875	(1,288)	212,036	6	(189,161)	(1,453)	22,015	(1,571)	20,444
Common stock issued[1]	-	8,261,363	-	448	448	-	-	-	-	-	448	-	178
Options exercised	-	2,537,240	-	126	126	-	-	-	-	-	126	-	126
Stock-based compensation	-	-	-	-	-	-	393	(5)	-	-	388	-	388
Changes in treasury shares	-	8,000,000	-	441	441	(439)	-	-	-	-	2	-	2
Yorkville SEDA	-	-	-	-	-	1,252	(228)	-	-	-	1,024	-	1,024
Crede convertible loan	-	-	-	-	-	517	2,007	-	-	-	2,524	-	2,524
LSI convertible loan	-	-	-	-	-	20	1,242	-	-	-	1,262	-	1,262
Nice & Green loan	-	-	-	-	-	106	8,749	-	-	-	8,855	-	8,855
GTO facility	-	-	-	-	-	23	593	-	-	-	616	-	616
Change in Ownership in WISeKey SA	-	-	-	-	-	-	(29)	-	-	(5)	(34)	71	37
Share buyback program	-	-	-	-	-	(696)	-	-	-	-	(696)	-	(696)
Net loss	-	-	-	-	-	-	-	-	(22,105)	-	(22,105)	(248)	(22,353)
Other comprehensive income / (loss)	-	-	-	-	-	-	-	-	-	8,844	8,844	(95)	8,749
As at December 31, 2020	40,021,988	47,622,689	400	2,490	2,890	(505)	224,763	1	(211,266)	7,386	23,268	(1,843)	21,426

1. The articles of association of the Company had not been fully updated as of December 31, 2020 with the shares issued out of conditional capital.

The accompanying notes are an integral part of these consolidated financial statements.

5.	Consolidated Statements of Cash Flows

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2020	2019	2018

Cash Flows from operating activities:
Net Income (loss)	(28,907)	7,454	(16,265)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant & equipment	988	821	1,437
Amortization of intangible assets	604	534	2,047
Impairment charge	7,000	-	-
Interest and amortization of debt discount	458	783	1,165
Loss / (gain) on derivative liability	(44)	(214)	-
Loss on debt extinguishment	-	1,326	-
Stock-based compensation	393	5,414	1,660
Bad debt expense	24	99	276
Inventory obsolescence impairment	457	535	284
Deferred tax asset write-off	-	-	161
Income tax expense / (recovery) net of cash paid	9	(17)	(152)
Release of provision	(52)	-	(218)
Other non cash expenses /(income)
Expenses settled in equity	14	40	1,685
Gain on disposal of a business	-	(31,100)	-
Other	455	80	-
Unrealized and non cash foreign currency transactions	800	157	(201)

Changes in operating assets and liabilities, net of effects of businesses acquired
Decrease (increase) in accounts receivables	870	1,346	(2,898)
Decrease (increase) in inventories	313	1,399	(722)
Decrease (increase) in other current assets, net	46	(84)	(4,385)
Decrease (increase) in deferred research & development tax credits, net	1,176	19	279
Decrease (increase) in other noncurrent assets, net	53	(77)	(63)
Increase (decrease) in accounts payable	2,386	(1,765)	(126)
Increase (decrease) in deferred revenue, current	213	25	3,007
Increase (decrease) in income taxes payable	(8)	(362)	349
Increase (decrease) in other current liabilities	(199)	(217)	1,312
Increase (decrease) in deferred revenue, noncurrent	9	2,247	2,985
Increase (decrease) in defined benefit pension liability	66	258	(109)
Increase (decrease) in other noncurrent liabilities	326	(2,592)	-
Net cash provided by (used in) operating activities	(12,550)	(13,891)	(8,492)

Cash Flows from investing activities:
Sale / (acquisition) of equity securities	-	(4,000)	(3,000)
Sale / (acquisition) of property, plant and equipment	(52)	(293)	(1,244)
Sale of a business, net of cash and cash equivalents divested	-	40,919	-
Acquisition of debt securities or investments	(3,845)	-	-
Net cash provided by (used in) investing activities	(3,897)	36,626	(4,244)

Cash Flows from financing activities:
Proceeds from options exercises	68	3,412	217
Proceeds from issuance of Common Stock	2,194	1,112	2,904
Proceeds from convertible loan issuance	22,053	2,860	3,000
Proceeds from debt	646	4,030	7,656
Repayments of debt	(2,344)	(27,631)	(1,001)
Payments of debt issue costs	-	(42)	-
Repurchase of treasury shares	(1,135)	(1,025)	(900)
Net cash provided by (used in) financing activities	21,482	(17,284)	11,876

Effect of exchange rate changes on cash and cash equivalents	82	41	(200)

Cash and cash equivalents
Net increase (decrease) during the period	5,117	5,492	(1,060)
Balance, beginning of period	16,646	11,154	12,214
Balance, end of period	21,763	16,646	11,154

Reconciliation to balance sheet
Cash and cash equivalents from continuing operations	19,650	12,121	9,146
Restricted cash, current from continuing operations	2,113	2,525	618
Restricted cash, noncurrent from continuing operations	-	2,000	-
Cash and cash equivalents from discontinued operations	-	-	1,390
Balance, end of period	21,763	16,646	11,154

Supplemental cash flow information
Cash paid for interest, net of amounts capitalized	250	756	772
Cash paid for incomes taxes	46	12	72
Noncash conversion of convertible loans into common stock	12,946	1,771	-
Restricted cash received for share subscription in progress	1	5	2,020
Purchase of equity securities	-	-	(500)
ROU assets obtained from finance lease	-	321	-
ROU assets obtained from operating lease	544	3,768	-

The accompanying notes are an integral part of these consolidated financial statements.

6.	Notes to the Consolidated Financial Statements

Note 1.	The WISeKey Group

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

The Group experienced a loss from operations in this reporting period. Although the WISeKey Group does anticipate being able to generate profits in the near future, this cannot be predicted with any certainty. The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern.

The Group incurred a net operating loss of USD 18.5 million and had positive working capital of USD 13.7 million as at December 31, 2020, calculated as the difference between current assets and current liabilities. Based on the Group’s cash projections for the next 12 months to March 31, 2022, it will need approximately USD 1 million to fund operations and financial commitments. Historically, the Group has been dependent on equity financing to augment the operating cash flow to cover its cash requirements. Any additional equity financing may be dilutive to shareholders.

In the year 2020, the Group secured three loans (see Note 25 for detail):

-	On March 04, 2020, WISeKey entered into a new convertible loan agreement (the “Second Yorkville Convertible Loan”) with YA II PN, Ltd. a fund managed by Yorkville Advisors Global, LLC (“Yorkville”) for a total amount of USD 4 million repayable in monthly instalments starting March 30, 2020 in cash or, at Yorkville’s election, in class B shares. The Second Yorkville Convertible Loan bears an interest rate of 6% per annum payable monthly in arrears and matures on April 30, 2021. The Second Yorkville Convertible Loan replaces the existing convertible loan signed on June 27, 2019 (the “Yorkville Convertible Loan”). The remaining balance of USD 2.3 million under the Yorkville Convertible Loan was rolled over into the new agreement, which means that the loan generated a net cash inflow of USD 1.7 million.

-	On March 26, 2020, two members of the Group entered into agreements to borrow funds under the Swiss Government supported COVID-19 Credit Facility (the “Covid loans”) with UBS SA. Under the terms of the Agreement, UBS has lent such Group members a total of CHF 571,500. The loans are repayable in full on March 30, 2028, as amended, although UBS reserves the right to implement instalments before this date. The interest rate is determined by Swiss COVID-19 Law and currently the Covid loans carry an interest rate of 0%.

-	On August 07, 2020, WISeKey entered into Convertible Loan Agreement (the “New Crede Convertible Loan”) with Crede CG III, Ltd (“Crede”) for an amount of USD 5 million. The loan bears a 5% p.a. interest rate, payable in arrears on a quarterly basis starting September 30, 2020, and is repayable in WIHN class B shares any time between September 23, 2020 and the maturity date of August 07, 2022, at Crede’s election. Accrued interests are payable, at WISeKey’s sole election, either in cash or in WIHN class B shares.

These loans demonstrate the availability of lenders to support the WISeKey Group in its activities and development. See Note 25 for detail on these loans.

On February 08, 2018 the Group entered into a Standby Equity Distribution Agreement (“SEDA”) with Yorkville (see Note 25 for detail). Pursuant to the SEDA, Yorkville commits to provide equity financing to WISeKey in the aggregate amount of up to CHF 50.0 million in exchange for Class B Shares over a three-year period. Provided that a sufficient number of Class B Shares is provided through share lending, WISeKey has the right to make drawdowns under the SEDA, at its discretion, by requesting Yorkville to subscribe for (if the Class B Shares are issued out of authorized share capital) or purchase (if the Class B Shares are delivered out of treasury) Class B Shares worth up to CHF 5.0 million by drawdown, subject to certain exceptions and limitations. In the year 2020, WISeKey made six drawdowns for CHF 1.1 million (USD 1.2 million). As at December 31, 2020, the outstanding equity financing available was CHF 46.0 million. On March 04, 2020, the SEDA was extended by 24 months to March 31, 2023.

On December 16, 2019, WISeKey entered into a Convertible Term Loan Facility Agreement (the “LSI Convertible Facility”) with Long State Investment Limited (“LSI”), a Hong Kong-based investment company, to borrow up to CHF 30.0 million over a commitment period of 24 months (see Note 25 for detail). WISeKey will be able to drawdown individual term loans of up to CHF 500,000 or, if so agreed between the parties, up to CHF 2.5 million at an interest rate of 1.5% p.a., up to an aggregate amount of CHF 30 million. LSI will have the right to convert a drawdown tranche into existing or newly issued WIHN class B shares or, if so agreed among the parties and permitted by law, into American Depositary Shares (“ADSs”) representing WIHN class B shares. Any term loan not converted by LSI initially will automatically convert into WIHN class B shares, or (to the extent permissible under applicable securities laws) ADSs, 20 SIX trading days before the expiration of the commitment period at the applicable conversion price. As at December 31, 2020, the Group has made no drawdowns under the LSI Convertible Facility and so the outstanding facility available was CHF 30.0 million.

On May 18, 2020, the Group entered into an Agreement for the Issuance and Subscription of Convertible Notes (the “Nice & Green Facility”) with Nice & Green SA (“Nice & Green”) (see Note 25 for detail.) Pursuant to the Nice & Green Facility, Nice & Green commits to subscribe for up to CHF 10.0 million of interest-free convertible notes, over a two-year period. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN class B shares within a period of 12 months from issuance. In year 2020, WISeKey made six subscriptions. As at December 31, 2020, the outstanding Nice & Green Facility available was CHF 1,083,111 (USD 1,224,832) and there were no unconverted outstanding loan amounts.

On December 08, 2020, WISeKey entered into an Agreement for the Issuance and Subscription of Convertible Notes (the "GTO Facility") with GLOBAL TECH OPPORTUNITIES 8 ("GTO"), Grand Cayman, Cayman Islands, pursuant to which GTO commits to grant a loan to WISeKey for up to a maximum amount of CHF 15.5 million divided into tranches of variable sizes, during a commitment period of 18 months ending June 09, 2022. The dates and amounts of the first 3 tranches were agreed in advance in the GTO Facility agreement; for the remaining facility, GTO has the right to request the subscription of 2 tranches, all other tranches are to be subscribed for by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into convertible notes that do not bear interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN class B shares within a period of 12 months from issuance. GTO made three subscriptions in 2020 under the GTO Facility. As at December 31, 2020, the outstanding GTO Facility available was CHF 10,840,000 (USD 12,258,371). Convertible notes in an aggregate amount of CHF 3,910,000 (USD 4,421,608) remained unconverted.

The SEDA, the LSI Convertible Facility, the Nice & Green Facility and the GTO Facility will be used as a safeguard should there be any additional cash requirements not covered by other types of funding.

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

Cash and Cash Equivalents

Cash consists of deposits held at major banks that are readily available. Cash equivalents consist of highly liquid investments that are readily convertible to cash and with original maturity dates of three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments.

Accounts Receivable

Receivables represent rights to consideration that are unconditional and consist of amounts billed and currently due from customers, and revenues that have been recognized for accounting purposes but not yet billed to customers. The Group extends credit to customers in the normal course of business and in line with industry practices.

Allowance for Doubtful Accounts

We recognize an allowance for credit losses to present the net amount of receivables expected to be collected as of the balance sheet date. The allowance is based on the credit losses expected to arise over the asset’s contractual term taking into account historical loss experience, customer-specific data as well as forward looking estimates. Expected credit losses are estimated individually.

Accounts receivable are written off when deemed uncollectible and are recognized as a deduction from the allowance for credit losses. Expected recoveries, which are not to exceed the amount previously written off, are considered in determining the allowance balance at the balance sheet date.

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

Intangible Assets

Those intangible assets that are considered to have a finite useful life are amortized over their useful lives, which generally range from 1 to 14 years. Each period we evaluate the estimated remaining useful lives of intangible assets and whether events or changes in circumstances require a revision to the remaining periods of amortization or that an impairment review be carried out. As at December 31, 2020 and 2019, all intangible assets held by the Group have been determined to have a finite life.

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

Available-for-sale debt securities

Available-for-sale debt securities are investments in debt securities that have readily determinable fair values and are not classified as trading securities or as held-to-maturity securities.

We account for these investments in available-for-sale debt securities at fair value at the reporting date and subject to impairment testing. Other than impairment losses, unrealized gains and losses are reported, net of the related tax effect, in other comprehensive income as change in unrealized gains related to available-for-sale debt securities.

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

Advertising Costs

All advertising costs are expensed as incurred.

Pension Plan

The Group maintains four defined benefit post retirement plans:

-	one that covers all employees working for WISeKey SA in Switzerland,
-	one that covers all employees working for WISeKey International Holding Ltd. in Switzerland,

-	one for the French employees of WISeKey Semiconductors SAS, and
-	one for the French employees of WISeCoin R&D Lab SAS.

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

Recent Accounting Pronouncements

Adoption of new FASB Accounting Standard in the current year – Prior-Year Financial Statements not restated:

In 2020, the Group adopted ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements in Topic 820 as follows:

The following disclosure requirements were removed from Topic 820:

•	The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; The policy for timing of transfers between levels;

•	The valuation processes for Level 3 fair value measurements;.

The following disclosure requirements were added to Topic 820:

•	The changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. For certain unobservable inputs, an entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. There was no material impact on the Group’s disclosures in 2020 upon adoption of the new standard.

As of January 1, 2020, the Group adopted Accounting Standards Update ASU 2016-13, Financial Instruments - Credit Losses, which requires the measurement of expected lifetime credit losses, rather than incurred losses, for financial instruments held at the reporting date based on historical experience, current conditions and reasonable forecasts. There was no material impact on the Group's results upon adoption of the standard.

The Group also adopted ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, Codification improvements, which clarifies and improves areas of guidance related to the recently issued standards on credit losses, hedging, and recognition and measurement of financial instruments to ASU 2016-01, 2016-13 & 2017-12. Since issuance of these standards, the FASB has identified areas that need clarification and correction, resulting in changes similar to those issues under its ongoing Codification improvements. There was no material impact on the Group’s results of operations in 2020 upon adoption of the new standard.

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

In January 2020, the FASB issued Accounting Standards Update (ASU) no 2020-01, Investments- Equity securities (Topic 321), Investments – equity method and joint ventures (Topic 323), and derivatives and hedging (topic 815).

Summary: ASU 2020-01 provides additional guidance as a result of the adoption of ASU 2016-01, which added Topic 321, Investments – Equity Securities and provided an entity with the option to measure certain equity securities without a readily determinable fair value at cost, minus impairment. ASU 2020-01 amended the current guidance. In particular, the FASB clarified that entities seeking to apply the measurement alternative found in Topic 321 should first consider whether there are observable transactions that would require the reporting entity to either apply or discontinue the equity method of accounting in accordance with Topic 323. With respect to certain forward contracts and purchase options, the FASB explained an entity should not consider whether the underlying securities would be accounted for under Topic 323 or the fair value option found in Topic 825 upon the settlement of the contract or purchase option. Entities should instead consider the characteristics of these contracts and options based on the guidance found in 815-10-15-141 to determine the appropriate accounting treatment.

Effective Date: The amendments related to ASU 2020-01 are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted for public business entities for periods in which financial statements have not been issued and for other entities in periods in which financial statements are not yet available for issuance.

The Company expects to adopt all of the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In August 2020, the FASB issued Accounting Standards Update (ASU) no 2020-06, 'Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.

Summary: ASU 2020-06 simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument and more convertible preferred stock as a single equity instrument with no separate accounting for embedded conversion features. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for it. The ASU also simplifies the diluted earnings per share (EPS) calculation in certain areas.

Effective Date: ASU No. 2020-06 is effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption will be permitted.

The Company expects to adopt all of the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In October 2020, the FASB issued Accounting Standards Update (ASU) no 2020-10, Codifications improvements.

Summary: ASU 2020-10 further clarify and improve the Codification by codifying all guidance that requires or provides the option for an entity to disclose information within the footnotes. This clarification is meant to reduce the likelihood of a preparer missing required disclosure requirements. While the amendments do not introduce new topics or subtopics or change existing GAAP, all entities should review the changes found in the ASU to assess the impact it may have on their financial reporting requirements.

Effective date: Amendments in ASU 2020-10 are effective for public business entities for fiscal years beginning after December 15, 2020. Early adoption is permitted for all financial statements not yet issued for public business entities. The amendments should be applied on a retrospective basis as of the beginning of the period including the adoption date.

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

The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. We generally do not require collateral on trade accounts receivable. Summarized below are the clients whose revenue were 10% or higher than the respective total consolidated net sales for fiscal years 2020, 2019 and 2018, and the clients whose trade accounts receivable balances were 10% or higher than the respective total consolidated trade accounts receivable balance for fiscal years 2020 and 2019:

	Revenue concentration (% of total net sales)			Receivables concentration (% of total accounts receivable)
	Year to December 31, 2020	Year to December 31, 2019	Year to December 31, 2018	As at December 31, 2020	As at December 31, 2019
IoT operating segment
Multinational electronics contract manufacturing company	18%	12%	8%	14%	19%
International luxury watch company	0%	6%	2%	2%	13%
International packaging solutions, technology and chips	8%	11%	3%	2%	0%
International equipment and software manufacturer	0%	2%	0%	0%	11%

Note 6.	Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1, defined as observable inputs such as quoted prices in active markets;

•	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

	As at December 31, 2020		As at December 31, 2019		Far value level
USD'000	Carrying amount	Fair value	Carrying amount	Fair value		Note ref.
Nonrecurring fair value measurements
Accounts receivable	2,900	2,900	3,770	3,770	3	9
Notes receivable from related parties	37	37	-	-	3
Notes receivable, noncurrent	183	183	23	23	3	13
Equity securities, at cost	-	-	7,000	7,000	3	19
Accounts payable	13,099	13,099	10,713	10,713	3	22
Notes payable	4,115	4,115	4,104	4,104	3	23
Convertible note payable, current	5,633	5,633	3,226	3,226	3	25
Convertible note payable, noncurrent	3,710	3,710	-	-	3	25
Recurring fair value measurements
Available-for-sale debt security	9,190	9,190	-	-	1	10
Equity securities, at fair value	301	301	756	756	1	20
Derivative liabilities, current	-	-	44	44	3	6

In addition to the methods and assumptions we use to record the fair value of financial instruments as discussed in the Fair Value Measurements section above, we used the following methods and assumptions to estimate the fair value of our financial instruments:

-	Accounts receivable – carrying amount approximated fair value due to their short-term nature.

-	Notes receivable from related parties – carrying amount approximated fair value due to their short-term nature.

-	Notes receivable, noncurrent- carrying amount approximated fair value because time-value considerations are immaterial to the accounts.

-	Equity securities, at cost - no readily determinable fair value, measured at cost minus impairment.

-	Accounts payable – carrying amount approximated fair value due to their short-term nature.

-	Notes payable – carrying amount approximated fair value due to their short-term nature.

-	Convertible note payable current and noncurrent- carrying amount approximated fair value.

-	Available-for-sale debt security - fair value remeasured as at reporting period.

-	Equity securities, at fair value - fair value remeasured as at reporting period.

-	Derivative liabilities, current - fair value remeasured as at reporting period.

Derivative liabilities

In 2020, the Group held one derivative instrument which was measured at estimated fair value on a recurring basis and linked to the conversion option originally embedded in the convertible loan signed with Yorkville on June 27, 2019 (the “First Yorkville Convertible Loan”) and modified on March 04, 2020 via the Second Yorkville Convertible Loan (see Note 25).

The Second Yorkville Convertible Loan has a maturity date of April 30, 2021. It contains a conversion option into WIHN Class B shares at the election of the Yorkville covering any amount outstanding (principal and/or interests) that may be settled. The exercise price is set at CHF 3.00 with antidilution provision adjustments as further described in Note 25.

In line with ASU 2014-16, both the First Yorkville Convertible Loan and the Second Yorkville Convertible Loan were assessed as a hybrid instrument, being a debt instrument with an equity-linked component (the conversion option). Per ASC 815-10, the embedded conversion option met the definition of a derivative and was accounted for separately.

The hosting debt instruments were recorded using the residual method.

The derivative component (the conversion option) was fair valued using a binomial lattice model, building in quoted market prices of WIHN class B shares on the SIX Swiss Stock Exchange, and inputs such as time value of money, volatility, and risk-free interest rate. It was valued at inception of the First Yorkville Convertible Loan on June 27, 2019 at USD 257,435 and revalued at fair value at each reporting date in line with ASC 815-15-30-1. At inception of the Second Yorkville Convertible Loan on March 04, 2020, following the modification accounting detailed in Note 25, the derivative liability was fair valued at USD nil.

In 2020, WISeKey made one final cash repayment of the principal amounting to USD 37,392 for the First Yorkville Convertible Loan. This repayment did not result in any gain or loss on derivative because the derivative was fair valued at USD nil at that date.

In 2020, WISeKey made twelve repayments in cash of the Second Yorkville Convertible Loan as per below. These repayments did not result in any gain or loss on derivative because the derivative was fair valued at USD nil at all repayment and reporting dates.

-	On April 16, 2020, WISeKey repaid USD 259,250 of the principal.

-	On May 15, 2020, WISeKey repaid USD 256,417 of the principal.

-	On May 29, 2020, WISeKey repaid USD 125,000 of the principal.

-	On June 16, 2020, WISeKey repaid USD 125,000 of the principal.

-	On June 30, 2020, WISeKey repaid USD 50,073 of the principal.

-	On July 15, 2020, WISeKey repaid USD 139,152 of the principal.

-	On July 16, 2020, WISeKey repaid USD 59,043 of the principal.

-	On August 05, 2020, WISeKey repaid USD 272,546 of the principal.

-	On September 09, 2020, WISeKey repaid USD 270,539 of the principal.

-	On September 30, 2020, WISeKey repaid USD 250,000 of the principal.

-	On October 30, 2020, WISeKey repaid USD 250,000 of the principal.

-	On November 30, 2020, WISeKey repaid USD 250,000 of the principal.

The derivative component was measured at fair value at the reporting date at USD nil. Therefore, for the year ended December 31, 2020, WISeKey recorded in the income statement, a net gain on derivative of USD 43,655 and a net debt discount amortization expense of USD 280,736.

Derivative liabilities	USD'000
Balance as at December 31, 2018	-
Fair value of the derivative instrument (conversion option)	258
Gain on derivative recognized as a separate line in the statement of loss	(214)
Balance as at December 31, 2019	44
Fair value of the derivative instrument (conversion option)	-
Gain on derivative recognized as a separate line in the statement of loss	(44)
Balance as at December 31, 2020	-

Note 7.	Cash and cash equivalents

Cash consists of deposits held at major banks.

Note 8.	Restricted cash

Restricted cash as at December 31, 2020 is made up of:

-	USD 2.0 million of the consideration for the sale of WISeKey (Bermuda) Holding Ltd (formerly named QV Holdings Ltd) and its affiliates (together “QuoVadis”) in 2019, which is held in an escrow account, and to be released in an amount of up to USD 2.0 million on January 16, 2021 (see Note 40 Subsequent events), and

-	A balance of CHF 100,000 (USD 113,085) held by the 51% owned subsidiary WiseAI AG, and corresponding to the payment of the share capital at incorporation which is being held on a blocked account.

Note 9.	Accounts receivable

The breakdown of the accounts receivable balance is detailed below:

	As at December 31,	As at December 31,
USD'000	2020	2019
Trade accounts receivable	2,608	3,643
Allowance for doubtful accounts	(42)	(25)
Accounts receivable from shareholders	14	-
Accounts receivable from other related parties	95	119
Accounts receivable from underwriters, promoters, and employees	1	-
Other accounts receivable	224	33
Total accounts receivable net of allowance for doubtful accounts	2,900	3,770

As at December 31, 2020, accounts receivable from shareholders consisted of a receivable from Dourgam Kummer, a former Board member of the Group and shareholder, relating to outstanding employee social charges for the exercise of ESOP options granted in 2019 (see Notes 32 and 39).

As at December 31, 2020, accounts receivable from other related parties consisted of a receivable from OISTE in relation to the facilities and personnel hosted by WISeKey SA on behalf of OISTE. (see Note 39).

Note 10.	Available-for-sale debt security

Convertible Loan with arago

On August 11, 2020 WISeKey entered into a convertible loan agreement with arago GmbH (“arago”) (the “arago First Convertible Loan”), a private German company leader in artificial intelligence automation, to acquire 5% of arago’s fully diluted share capital against an investment of CHF 5 million to be paid in five monthly installments of CHF 1 million starting August 12, 2020. The arago First Convertible Loan bore an interest of 5% per annum, did not contain any lender’s fees, and had no maturity date. WISeKey or arago could request conversion of the arago Second Convertible Loan into arago shares representing 5% of arago’s fully diluted share capital provided that either the full CHF 5 million was paid by WISeKey or that WISeKey had terminated the agreement. On August 12, 2020, WISeKey made an initial payment of CHF 1 million. On September 10, 2020, WISeKey terminated the arago First Convertible Loan and signed a new convertible loan agreement with arago on September 18, 2020 (the “arago Second Convertible Loan”).

Per arago Second Convertible Loan, WISeKey intends to acquire 5% of arago’s fully diluted share capital against an investment of CHF 5 million made up of the CHF 1 million paid on August 12, 2020 and four monthly installments of CHF 1 million starting September 18, 2020. The arago Second Convertible Loan bore an interest of 5% per annum, did not contain any lender’s fees, and had no maturity date. WISeKey or arago could request conversion of the arago Second Convertible Loan into arago shares representing 5% of arago’s fully diluted share capital once the full CHF 5 million was paid by WISeKey, or, should WISeKey terminate the agreement, the conversion shall take place within the next financing round of arago. On September 21, 2020, WISeKey made a payment of CHF 1 million. On October 09, 2020, WISeKey terminated the arago Second Convertible Loan and signed a new convertible loan agreement with arago on November 18, 2020 (the “arago Third Convertible Loan”).

Per arago Third Convertible Loan, WISeKey intends to acquire 51% of arago’s fully diluted share capital against (i) an investment of CHF 5 million made up of the CHF 1 million paid on August 12, 2020, the CHF 1 million paid on September 21, 2020 and three monthly installments of CHF 1 million starting November 20, 2020 subject to adjustment in accordance with arago’s working capital needs, and (ii) a guarantee on arago’s existing indebtedness. The arago Third Convertible Loan bore an interest of 5% per annum, did not contain any lender’s fees, and had no maturity date. WISeKey can request conversion of the arago Third Convertible Loan into arago shares representing 51% of arago’s fully diluted share capital at any time provided that the full CHF 5 million was paid by WISeKey and that WISeKey pays the nominal value of the newly issued shares in cash. In case WISeKey has not exercised its conversion right by December 31, 2020, arago can request the conversion at any time. WISeKey made three payments under the arago Third Convertible Loan as follows:

-	CHF 600,000 on November 20, 2020,

-	CHF 400,000 on December 01, 2020, and

-	CHF 400,000 on December 22, 2020 out of which arago returned EUR 300,000 (CHF 324,708 at historical rate) unrequired funds on December 30, 2020.

Therefore, as at December 31, 2020, WISeKey had paid a total of CHF 3,075,292 (USD 3,477,682) to arago under the arago Third Convertible Loan.

To determine the appropriate accounting treatment for our convertible debt investment, we performed a variable interest entity (“VIE”) analysis and concluded that arago does not meet the definition of a VIE. After we reviewed all of the terms of the investment, we concluded the appropriate accounting treatment to be that of an available-for-sale debt security.

The investment is carried at fair value with unrealized holding gains and losses excluded from earnings and reported in other comprehensive income. We estimate the fair value of our investment at each reporting date by utilizing an option pricing model, as well as a present value of expected cash flows from the debt security utilizing the risk-free rate and the estimated credit spread as of the valuation date as the discount rate. The valuation analysis utilizes certain key assumptions such as the estimated credit spread, the expected life of the option, and the valuation of arago all of which are significant unobservable inputs and thus represent a Level 3 measurement within the fair value hierarchy. The use of alternative estimates and assumptions could increase or decrease the estimated fair value of the investment, which would result in different impacts to our consolidated balance sheet and comprehensive income. Actual results may differ from our estimates. The fair value of the convertible debt investment is recorded in debt securities, at fair value on our consolidated balance sheets.

The table below sets forth the changes in the balance of the convertible debt investment for the years ended December 31, 2020 and 2019.

Available-for sale debt security	USD'000
Balance as at December 31, 2018	-
Balance as at December 31, 2019	-
Available-for sale debt security acquired in the year	3,805
Change in unrealized gains related to available-for-sale debt securities recorded in other comprehensive income	5,385
Balance as at December 31, 2020	9,190

Note 11.	Inventories

Inventories consisted of the following:

	As at December 31,	As at December 31,
USD'000	2020	2019
Raw materials	543	636
Work in progress	1,931	2,151
Total inventories	2,474	2,787

In the years ended December 31, 2020, 2019 and 2018, the Group recorded inventory obsolescence charges in the income statement of respectively USD 156,188 USD 26,249 and USD 90,567 on raw materials, and USD 301,215 USD 508,938 and USD 193,213 on work in progress.

Note 12.	Other current assets

Other current assets consisted of the following:

	As at December 31,	As at December 31,
USD'000	2020	2019
Value-Added Tax Receivable	762	1,449
Advanced payment to suppliers	43	7
Deposits, current	5	9
Other currrent assets	4	4
Total other current assets	814	1,469

Note 13.	Notes receivable, noncurrent

Notes receivable, noncurrent consisted of the following:

	As at December 31,	As at December 31,
USD'000	2020	2019
Long-term receivable from, and loan, to shareholders	144	-
Long-term receivable from, and loan to, other related parties	39	23
Total notes receivable, noncurrent	183	23

As at December 31, 2020, the noncurrent notes receivable were made up of:

-	several loans to employees who are shareholders in relation to the outstanding employee social charges and tax deducted at source for the exercise of their ESOP options (see Note 32). These loans do not bear interest. The total loan amount as at December 31, 2020 was CHF 127,521 (USD 144,207).

-	several loans to employees in relation to the outstanding employee social charges for the exercise of their ESOP options (see Note 32). These loans do not bear interest. The total loan amount as at December 31, 2020 was CHF 34,640 (USD 39,172).

As at December 31, 2019, the noncurrent notes receivable consisted of a loan to an employee for CHF 21,780 (USD 22,504), corresponding to the monthly loan amounts of CHF 2,420 per month from April 01, 2019 until December 31, 2019. The loan bears an interest rate of 0.5% per annum. The loan and accrued interest are to be repaid in full on or before December 31, 2021. In exchange for the loan, the employee has pledged the 60,000 ESOP options that he holds on WIHN class B shares (see Note 32).This loan was reclassified as current as at December 31, 2020.

Note 14.	Deferred tax credits

Deferred tax credits consisted of the following:

	As at December 31,	As at December 31,
USD'000	2020	2019
Deferred research & development tax credits	1,311	2,487
Deferred other tax credits	1	1
Total deferred tax credits	1,312	2,488

WISeKey Semiconductors SAS and WISeCoin France R&D Lab SAS are eligible for Research tax credits provided by the French government (see Note 4 Summary of significant accounting policies). As at December 31, 2020, and 2019, the receivable balances in respect of these Research tax credits were respectively USD 560,162 and USD 1,934,539 for WISeKey Semiconductors SAS, and USD 750,523 and USD 552,067 for WISeCoin France R&D Lab SAS. The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first.

Note 15.	Property, plant and equipment

Property, plant and equipment, net consisted of the following.

	As at December 31,	As at December 31,
USD'000	2020	2019
Machinery & equipment	3,925	4,029
Office equipment and furniture	2,900	2,505
Computer equipment and licences	1,171	1,069
Total property, plant and equipment gross	7,996	7,603

Accumulated depreciation for:
Machinery & equipment	(3,290)	(2,508)
Office equipment and furniture	(2,573)	(2,270)
Computer equipment and licences	(1,133)	(1,024)
Total accumulated depreciation	(6,996)	(5,802)
Total property, plant and equipment from continuing operations, net	1,000	1,801
Depreciation charge from continuing operations for the year	988	821

The depreciation charge from continuing operations for the year 2018 was USD 855,163.

In 2020, WISeKey did not identify any events or changes in circumstances indicating that the carrying amount of any asset may not be recoverable. As a result, WISeKey did not record any impairment charge on Property, plant and equipment in the year 2020.

The useful economic life of property plant and equipment is as follow:

•	Office equipment and furniture:	2 to 5 years

•	Production masks	5 years

•	Production tools	3 years

•	Licenses	3 years

•	Software	1 year

Note 16.	Intangible assets

Intangible assets and future amortization expenses consisted of the following:

	As at December 31,	As at December 31,
USD'000	2020	2019
Trademarks	142	130
Patents	2,281	2,281
License agreements	11,626	10,758
Other intangibles	6,641	6,152
Total intangible assets gross	20,690	19,321
Accumulated amortization for:
Trademarks	(142)	(129)
Patents	(2,281)	(1,683)
License agreements	(11,617)	(10,757)
Other intangibles	(6,641)	(6,152)
Total accumulated amortization	(20,681)	(18,721)
Total intangible assets from continuing operations, net	9	600
Amortization charge from continuing operations for the year	604	534

The amortization charge from continuing operations for the year 2018 was USD 459,575.

The useful economic life of intangible assets is as follow:

•	Trademarks:	5 to 10 years

•	Patents	5 to 10 years

•	License agreements:	3 to 5 years

•	Other intangibles:	5 to 10 years

Future amortization charges are detailed below:

Future estimated aggregate amortization expense from continuing operations
Year	USD'000
2021	5
2022	3
2023	1
Total intangible assets, net	9

Note 17.	Leases

WISeKey has historically entered into a number of lease arrangements under which it is the lessee. As at December 31, 2020, WISeKey holds one finance lease for IT equipment in our datacenter, 9 operating leases, and 4 short-term leases. One of its short-term leases is for a vehicle, whilst all other short-term and operating leases relate to premises. We do not sublease. All of our operating leases include multiple optional renewal periods which are not reasonably certain to be exercised. The finance lease contains an option to purchase the assets at the end of the lease which we have assumed will be exercised and so has been included in the calculation of the right of use asset and lease liability.

We have elected the short-term lease practical expedient related to leases of various premises and equipment. We have elected the practical expedients related to lease classification of leases that commenced before the effective date of ASC 842.

In the years 2020, 2019, and 2018 we recognized rent expenses associated with our leases as follows:

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2020	2019	2018
Finance lease cost:
Amortization of right-of-use assets	66	31	-
Interest on lease liabilities	12	8	-
Operating lease cost:
Fixed rent expense	602	567	561
Short-term lease cost	22	63	61
Net lease cost	702	669	622
Lease cost - Cost of sales	-	-	-
Lease cost - General & administrative expenses	702	669	622
Net lease cost	702	669	622

In the years 2020 and 2019, we had the following cash and non-cash activities associated with our leases:

	As at December 31,	As at December 31,
USD'000	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	106	47
Operating cash flows from operating leases	632	550
Financing cash flows from finance leases	12	8
Non-cash investing and financing activities :
Net lease cost	702	669
Additions to ROU assets obtained from:
New finance lease liabilities*	-	321
New operating lease liabilities*	544	3,768

*In line with the new standard ASC 842 “Leases” and its transition guidance, we considered all leases as new leases in 2019.

As at December 31, 2020, future minimum annual lease payments were as follows:

	USD'000	USD'000	USD'000	USD'000
Year	Operating	Short-term	Finance	Total
2021	629	4	125	759
2022	449	-	64	513
2023	357	-	-	357
2024	357	-	-	357
2025 and beyond	1,201			1,200
Total future minimum operating and short-term lease payments	2,993	4	189	3,186
Less effects of discounting	(491)	-	(3)	(494)
Less effects of practical expedient	-	(4)	-	(4)
Lease liabilities recognized	2,502	-	186	2,688

In line with ASU 2018-11, future minimum lease payments under legacy ASC 840 are disclosed in the table below:

Year	USD'000
2021	759
2022	513
2023	357
2024	357
2025 and beyond	1,200
Total future minimum operating and short-term lease payments	3,186
Less effects of discounting	(498)
Lease liabilities recognized	2,688

As of December 31, 2020, the weighted-average remaining lease term was 1.5 years for our finance lease and 6.58 years for operating leases.

For our finance lease, the implicit rate was calculated as 5.17%. For our operating leases and because we generally do not have access to the implicit rate in the lease, we calculated an estimate rate based upon the estimated incremental borrowing rate of the entity holding the lease. The weighted average discount rate associated with operating leases as of December 31, 2020 was 3.09%.

Note 18.	Goodwill

We test goodwill for impairment annually on October 1st, or as and when indicators of impairment arise. As at October 01, 2020, the fair value of the net assets of the reporting unit concerned by goodwill was superior to the carrying value of the net assets and goodwill allocated. After October 01, 2020, there were no impairment indicators identified triggering a new impairment test. Therefore, no impairment loss was recorded in 2020.

An impairment review has been conducted for the item of goodwill allocated to the reporting unit (“RU”) relating to the acquisition of WISeKey Semiconductors SAS in 2016. Fair value has been determined based on the income approach. Cash flows have been projected over 5 years from the date of the assessment and have been discounted at the pre-tax weighted average cost of capital of the RU. The fair value is higher than its carrying value. The WISeKey Semiconductors SAS RU has a negative carrying amount.

USD'000	IoT Segment	mPKI Segment	Total
Goodwill balance as at December 31, 2018	8,317	-	8,317
Goodwill acquired during the year	-	-	-
Impairment losses	-	-	-
As at December 31, 2019
Goodwill	8,317	-	8,317
Accumulated impairment losses	-	-	-
Goodwill balance as at December 31, 2019	8,317	-	8,317
Goodwill acquired during the year	-	-	-
Impairment losses	-	-	-
As a December 31, 2020
Goodwill	8,317	-	8,317
Accumulated impairment losses	-	-	-
Goodwill balance as at December 31, 2020	8,317	-	8,317

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

Warrant agreement in Tarmin

On September 27, 2018 WISeKey purchased a warrant agreement in Tarmin Inc. from ExWorks as part of the eleventh amendment of the ExWorks Credit Agreement (see Note 25). As a result, WISeKey entered into a warrant agreement with Tarmin Inc (“Tarmin”) (the “Tarmin Warrant”), a private Delaware company, leader in data & software defined infrastructure to acquire 22% of common stock deemed outstanding at the time of exercise. The warrant may be exercised in parts or in full, at an exercise price of USD 0.01 per share at nominal value USD 0.0001. The purchase price of the Tarmin Warrant was USD 7,000,000, of which USD 3,000,000 was paid in cash on October 05, 2018 and the remaining USD 4,000,000 was paid on April 08, 2019.

The Tarmin Warrant was assessed as an equity investment without a readily determinable fair value and we elected the measurement at cost less impairment, adjusted for observable price changes for identical or similar investments of the same issuer as permitted by ASU 2016-01. As such, the Tarmin Warrant was initially recognized on the balance sheet at USD 7,000,000.

As at December 31, 2020, we performed a qualitative assessment to consider potential impairment indicators. We made reasonable efforts to identify any observable transactions of identical or similar investments, but did not identify any such transaction. Although there are positive indicators on the business performance of Tarmin, we identified a deterioration in the earnings performance and liquidity position and, as a result, assessed that the asset should be fully impaired. Therefore, we recorded an impairment loss of the full USD 7,000,000 carrying value of Tarmin in 2020, included in non-operating expenses in the income statement (see Note 34). The carrying value of the Tarmin Warrant as at December 31, 2020 was USD nil.

Note 20.	Equity securities, at fair value

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

As at December 31, 2020, the fair value was recalculated using the closing market price on the XETRA of EUR 0.112 (USD 0.137) and amounted to USD 301,301. The difference of USD 454,501 from the fair value at December 31, 2019 (USD 755,802) was accounted for in the income statement as a non-operational expense.

Note 21.	Other noncurrent assets

Other noncurrent assets consisted of noncurrent deposits. Deposits are primarily made up of rental deposits on the premises rented by the Group.

Note 22.	Accounts payable

The accounts payable balance consisted of the following:

	As at December 31,	As at December 31,
USD'000	2020	2019
Trade creditors	4,608	5,482
Factors or other financial institutions for borrowings	178	888
Accounts payable to Board Members	1,580	117
Accounts payable to other related parties	172	2
Accounts payable to underwriters, promoters, and employees	2,985	2,229
Other accounts payable	3,576	1,995
Total accounts payable	13,099	10,713

As at December 31, 2020, accounts payable to Board Members are made up of accrued salaries and bonus of CHF 1,397,135 (USD 1,579,945) payable to Carlos Moreira (see Note 39 for detail).

As at December 31, 2020, accounts payable to other related parties are made up of a CHF 151,992 (USD 171,879) payable to OISTE (see Note 39 for detail).

Accounts payable to employees consist primarily of holiday, bonus and 13th month accruals across WISeKey. As at December 31, 2020, Accounts payable to underwriters, promoters, and employees.

Other accounts payable are mostly amounts due or accrued for professional services (e.g. legal, accountancy, and audit services) and accruals of social charges in relation to the accrued liability to employees.

Note 23.	Notes payable

Notes payable consisted of the following:

	As at December 31,	As at December 31,
USD'000	2020	2019
Short-term loan	4,030	4,022
Short-term loan from shareholders	85	82
Total notes payable	4,115	4,104

As at December 31, 2020, the current notes payable balance was made up of:

-	a USD 4,030,000 short-term loan with ExWorks (see detail in Note 25).

-	short-term loans from the noncontrolling shareholders of WISeKey SAARC for a total amount of USD 84,721 at closing rate (USD 82,268 as at December 31, 2019). These loans do not bear interests.

The weighted–average interest rate on current notes payable, excluding loans from shareholders at 0%, was respectively 10% and 10% per annum as at December 31, 2020 and 2019.

Note 24.	Other current liabilities

Other current liabilities consisted of the following:

	As at December 31,	As at December 31,
USD'000	2020	2019
Value-Added Tax payable	312	706
Other tax payable	137	65
Customer contract liability, current	367	255
Other current liabilities	289	278
Total other current liabilities	1,105	1,304

Note 25.	Loans and line of credit

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

There were no drawdowns made in 2018, 2019, nor in 2020.

Therefore, as at December 31, 2020 the outstanding facility available is CHF 56,094,645.

Standby Equity Distribution Agreement with YA II PN, Ltd.

On February 08, 2018 WISeKey entered into a Standby Equity Distribution Agreement (“SEDA”) with YA II PN, Ltd., a fund managed by Yorkville Advisors Global, LLC (“Yorkville”). Under the terms of the SEDA as amended, Yorkville has committed to provide WISeKey, upon a drawdown request by WISeKey, up to CHF 50,000,000 in equity financing originally over a period of three-year period ending March 01, 2021, now over a period of five years ending March 31, 2023 in line with the amendment signed by the parties on March 04, 2020. Provided that a sufficient number of class B shares is provided through share lending, WISeKey has the right to make drawdowns under the SEDA, at its discretion, by requesting Yorkville to subscribe for (if the class B shares are issued out of authorized share capital) or purchase (if the class B shares are delivered out of treasury) class B shares worth up to CHF 5,000,000 by drawdown, subject to certain exceptions and limitations (including the exception that a drawdown request by WISeKey shall in no event cause the aggregate number of class B shares held by Yorkville to meet or exceed 4.99% of the total number of shares registered with the commercial register of the Canton of Zug). The purchase price will be 93% of the relevant market price at the time of the drawdown, determined by reference to a ten-day trading period following the draw down request by WISeKey.

The instrument was assessed under ASC 815 as an equity instrument. WISeKey paid a one-time commitment fee of CHF 500,000 (USD 524,231 at historical rate) on April 24, 2018 in 100,000 WIHN class B shares. In line with ASU 2015-15 the commitment fee was capitalized as deferred charges to be amortized over the original duration of the contract as a reduction of equity.

In 2018, WISeKey made 4 drawdowns for a total of CHF 1,749,992 (USD 1,755,378 at historical rate) in exchange for a total of 540,539 WIHN class B shares issued out of authorized share capital or treasury share capital.

In 2020, WISeKey made the following drawdowns:

-	On April 16, 2020 one drawdown for CHF 250,000 (USD 259,250 at historical rate) in exchange for 306,372 WIHN class B shares issued out of treasury share capital.

-	On May 15, 2020 one drawdown for CHF 249,433 (USD 256,417 at historical rate) in exchange for 343,572 WIHN class B shares issued out of treasury share capital.

-	On July 14, 2020 one drawdown for CHF 72,313 (USD 76,652 at historical rate) in exchange for 74,396 WIHN class B shares issued out of treasury share capital.

-	On July 16, 2020 one drawdown for CHF 62,500 (USD 66,250 at historical rate) in exchange for 61,035 WIHN class B shares issued out of treasury share capital.

-	On August 5, 2020 one drawdown for CHF 250,000 (USD 275,000 at historical rate) in exchange for 198,255 WIHN class B shares issued out of treasury share capital.

-	On September 9, 2020 one drawdown for CHF 250,000 (USD 275,000 at historical rate) in exchange for 182,215 WIHN class B shares issued out of treasury share capital.

The amortization charge for the capitalized fee recognized in APIC amounted to USD 184,134 for the year to December 31, 2020 and the remaining deferred charge balance was USD 30,188 which was all current.

As at December 31, 2020 the outstanding equity financing available was CHF 46,007,830.

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

The conversion option into WIHN Class B shares is exercisable at the election of Yorkville and may be exercised at each monthly repayment date, covering any amount outstanding, be it principal and/or accrued interests. The initial exercise price is set at CHF 3.00 per WIHN class B Share but may be adjusted as a result of specific events so as to prevent any dilutive effect. The events triggering anti-dilution adjustments are: (a) increase of capital by means of capitalization of reserves, profits or premiums by distribution of WIHN Shares, or division or consolidation of WIHN Shares, (b) issue of WIHN shares or other securities by way of conferring subscription or purchase rights, (c) spin-offs and capital distributions other than dividends, and (d) dividends.

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

On the date of the agreement, WISeKey signed an option agreement granting Yorkville the option to acquire up to 500,000 WIHN class B shares at an exercise price of CHF 3.00, exercisable between June 27, 2019 and June 27, 2022. In order to prevent any dilutive effect, the exercise price may be adjusted as a result of the same specific events listed above as adjustments to the conversion price of the principal amount. In line with ASC 470-20-25-2, the proceeds from the convertible debt with a detachable warrant was allocated to the two elements based on the relative fair values of the debt instrument net of the warrant and the embedded conversion separated out on the one side, and the warrant at time of issuance on the other side. The option agreement was assessed as an equity instrument and was fair valued at grant for an amount of USD 373,574 using the Black-Scholes model and the market price of WIHN class B shares on the date of grant, June 27, 2019, of CH 2.35. The fair value of the debt was calculated using the discounted cash flow method as USD 3,635,638. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the option agreement created a debt discount on the debt host in the amount of USD 326,126, and the credit entry was booked in APIC.

As a result of the above accounting entries, the total debt discount recorded at inception was USD 743,561, made up of USD 160,000 fees to Yorkville, USD 257,435 from the bifurcation of the embedded conversion option into derivative liabilities, and USD 326,126 from the recognition of the warrant agreement.

On March 04, 2020, WISeKey entered into the Second Yorkville Convertible Loan with Yorkville to borrow USD 4,000,000 repayable by April 30, 2021 in monthly instalments starting on March 30, 2020 either in cash or in WIHN class B Shares. The loan bears an interest rate of 6% per annum payable monthly in arrears. Total fees of USD 68,000 will be paid in monthly instalments over the life of the loan.

The conversion option into newly issued or existing WIHN Class B shares is exercisable at the election of Yorkville and may be exercised at any time until all amounts have been repaid in full, covering any amount outstanding, be it principal and/or accrued interests. The initial exercise price is set at CHF 3.00 per WIHN class B Share but may be adjusted as a result of specific events so as to prevent any dilution effect. The events triggering anti-dilution adjustments are: (a) increase of capital by means of capitalization of reserves, profits or premiums by distribution of WIHN Shares, or division or consolidation of WIHN Shares, (b) issue of WIHN shares or other securities by way of conferring subscription or purchase rights, (c) spin-offs and capital distributions other than dividends, and (d) dividends.

At the date of inception of the Second Yorkville Convertible Loan on March 04, 2020, an unpaid balance of USD 2,300,000 and an unamortized debt discount of USD 104,469 remained on the Yorkville Convertible Loan.

Per ASC 470-50, we compared the present value of the new debt (the Second Yorkville Convertible Loan) to the present value of the old debt (the Yorkville Convertible Loan) using the net method and concluded that the difference was below the 10% threshold. Therefore, the Second Yorkville Convertible Loan was analyzed as a debt modification and accounted for under ASC 470-50-40-14.

In line with ASU 2014-16, the convertible note was assessed as a hybrid instrument, being a debt instrument with an equity-linked component (the conversion option). Per ASC 815-10, the embedded conversion option met the definition of a derivative and was accounted for separately, thereby creating a debt discount.

The derivative liability component (the conversion option) was fair valued using a binomial lattice model, building in quoted market prices of WIHN class B shares, and inputs such as time value of money, volatility, and risk-free interest rates. It was valued at inception at USD nil. The derivative component will be revalued at fair value at each reporting date in line with ASC 815-15-30-1 and will be allocated between current and noncurrent on a prorata temporis basis according to the monthly repayment schedule (see Note 6).

In 2020, WISeKey’s repayments amounted to a total of USD 2,307,021. As at December 31, 2020, the principal amount outstanding was USD 1,692,979 with an unamortized debt discount of USD 82,560, and the derivative component measured at fair value at the reporting date at USD nil. No conversion rights were exercised in 2020.

For the year ended December 31, 2020, WISeKey recorded in the income statement a net loss on derivative of USD 43,655 and a debt discount amortization expense of USD 280,736.

Convertible Loan with Crede CG III, Ltd

On September 28, 2018 the Group closed a Convertible Loan Agreement (the “Crede Convertible Loan”) with Crede for an amount of USD 3,000,000. The funds were made available on October 31, 2018. The loan bears a 10% p.a. interest rate, payable in arrears on a quarterly basis starting December 31, 2018, and is repayable in WIHN class B shares any time between November 30, 2018 and the maturity date of September 28, 2020, at Crede’s election. Accrued interests are payable, at WISeKey’s sole election, either in cash or in WIHN class B Shares. The conversion price applicable to the prepayment of the principal amount or accrued interest is calculated as 93% of the average of the 2 lowest daily volume-weighted average prices quoted on the SIX Stock Exchange during the 10 Trading Days immediately preceding the relevant conversion date or interest payment date respectively, disregarding any day on which Crede (or its Affiliates or related party) has effected any trade, converted into USD at the exchange rate reported by Bloomberg at 9 a.m. Swiss time on the relevant conversion date or interest payment date.

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

In 2020, Crede issued three exercise notices, resulting in the following conversions:

-	On January 10, 2020 for 150,000 WIHN class B shares delivered on January 14, 2020 for a conversion of USD 259,436.

-	On April 03, 2020 for 200,428 WIHN class B shares delivered on April 06, 2020 for a conversion of USD 152,490.

-	On June 15, 2020 for 970,555 WIHN class B shares delivered on June 18, 2020 for a final conversion of USD 816,974.

The loan was fully converted after the last conversion on June 18, 2020. Therefore, there were no outstanding balance on this loan as at December 31, 2020.

For the year to December 30, 2020, the Group recorded a net debt discount amortization expense in the income statement of USD 29,055.

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

In the year 2020, WISeKey recorded a total debt amortization charge of USD 8,657 and the debt discount was fully amortized as at December 31, 2020.

As at December 31, 2020, the loan had not been repaid and the outstanding borrowings were USD 4,030,000, meaning that the loan is past due under the terms of the credit agreement with ExWorks. The Company is currently in negotiation with ExWorks regarding a potential sale of its investment in Tarmin, a Company in which ExWorks is also a significant shareholder. It is the view of the management of the Company that the sale of the investment in Tarmin and the repayment of the credit agreement are codependent and therefore the loan will be repaid at such time as the investment is sold. ExWorks continues to charge interest on the loan at the rate of 10% p.a. and has not launched any formal recovery proceedings as of the date of this report.

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

Total debt issue costs amounting to CHF 56,757 in legal fees and expense allowance were paid by WISeKey in 2019 and 2020, and a commitment fee payable in 400,000 WIHN class B shares was settled on January 23, 2020 with a fair value of CHF 759,200 based on the market price of the WIHN shares at settlement. The debt issue costs and commitment fee will be recorded as a debt discount proportionately to each drawdown. However, as at December 31, 2020, WISeKey had not yet drawn down on the LSI Convertible Facility, therefore, in application of ASC 340-10-S99-1, WISeKey accounted for the debt issue costs of CHF 56,757 and the commitment fee of CHF 759,200 as a deferred asset to be amortized on a straight-line basis over the access period of the LSI Convertible Facility.

In 2020, WISeKey did not make any drawdowns under the LSI Convertible Facility.

The amortization charge for the capitalized costs and fee recognized in APIC amounted to CHF 443,484 (USD 472,754) for the year to December 31, 2020 and the remaining deferred charge balance was CHF 372,473 (USD 421,210) which was all current.

As at December 31, 2020 the outstanding LSI Convertible Facility available was CHF 30.0 million (USD 33.9 million).

Loan Agreements with UBS SA

On March 26, 2020, two members of the Group entered into the Covid loans to borrow funds under the Swiss Government supported COVID-19 Credit Facility with UBS SA. Under the terms of the Agreement, UBS has lent such Group members a total of CHF 571,500. The loans are repayable in full by March 30, 2028, as amended, being the eight anniversary of the date of deposit of the funds by UBS. Semi-annual repayments should start by March 31, 2022 and will be spread on a linear basis over the remaining term. The full repayment of the loans is permitted at any time. The interest rate is determined by Swiss COVID-19 Law and currently the Covid loans carry an interest rate of 0%. There were no fees or costs attributed to the Covid loans and as such there is no debt discount of debt premium associated with the loan facility.

Under the terms of the loans, the relevant companies are required to use the funds solely to cover the liquidity requirements of the Company. In particular, the Company cannot use the funds for the distribution of dividends and directors' fees as well as the repayment of capital contributions, the granting of active loans; refinancing of private or shareholder loans; the repayment of intra-group loans; or the transfer of guaranteed loans to a group company not having its registered office in Switzerland, whether directly or indirectly linked to applicant.

As at December 31, 2020, the outstanding balance on the loans was CHF 571,500 (USD 646,278).

Credit Agreement with Nice & Green SA

On May 18, 2020, the Group entered into the Nice & Green Facility, an Agreement for the Issuance and Subscription of Convertible Notes with Nice & Green pursuant to which WISeKey has the right to draw down up to a maximum of CHF 10 million during a commitment period of 24 months commencing on May 20, 2020, in up to 25 tranches based upon 60% of the traded volume of the WIHN class B share on the SIX Swiss Stock Exchange over the 5 trading days preceding the subscription date. Each tranche is divided into 25 convertible notes that do not bear interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN class B shares within a period of 12 months from issuance (the “Nice & Green Conversion Period”). Conversion takes place upon request by Nice & Green during the Nice & Green Conversion Period, but in any case no later than at the expiry of the Nice & Green Conversion Period, at a conversion price of 95% of the lowest daily volume-weighted average price of a WIHN class B share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date.

Due to Nice & Green’s option to convert the loan in part at any time before maturity, and as there is no limit on the number of shares to be delivered, the Nice & Green Facility was assessed as a share-settled debt instrument with an embedded put option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the Nice & Green Facility will be accounted for as a liability measured at cost for each term loan (corresponding to each drawdown).

Per the terms of the Nice & Green Facility, WISeKey pays to Nice & Green, in cash, a commitment fee of 5% of the amount of each subscription which will be recorded as a debt discount against each subscription (principal). Nice & Green also undertake to pay to WISeKey an incentive fee equal to 10% of the positive difference between the net capital gain and the net capital loss generated by Nice & Green on the sales of WIHN class B shares. The incentive fee income is recorded in the income statement in other non-operating income (see Note 33).

During the year to December 31, 2020, the Group made a total of six subscriptions under the terms of the agreement as follows:

-	On June 17, 2020 for CHF 1,931,355 (USD 2,029,927 at historical rate).

-	On July 22, 2020 for CHF 1,239,226 (USD 1,333,867 at historical rate).

-	On August 17, 2020 for CHF 2,521,308 (USD 2,783,403 at historical rate).

-	On September 18, 2020 for CHF 1,075,000 (USD 1,181,972 at historical rate).

-	On October 22, 2020 for CHF 1,075,000 (USD 1,184,872 at historical rate).

-	On November 20, 2020 for CHF 1,075,000 (USD 1,179,242 at historical rate).

In 2020, Nice & Green issued a total of eleven conversion notices, resulting in the following conversions:

-	On June 18, 2020 for 2,313,000 WIHN class B shares delivered on June 18, 2020 for a conversion of CHF 1,931,355 (USD 2,030,992 at historical rate).

-	On July 30, 2020 for 676,941 WIHN class B shares delivered on July 30, 2020 for a conversion of CHF 793,105 (USD 869,571 at historical rate).

-	On August 6, 2020 for 346,555 WIHN class B shares delivered on August 6, 2020 for a conversion of CHF 446,121 (USD 489,965 at historical rate).

-	On August 24, 2020 for 115,722 WIHN class B shares delivered on August 24, 2020 for a conversion of CHF 201,705 (USD 221,441 at historical rate).

-	On September 11, 2020 for 143,971 WIHN class B shares delivered on September 11, 2020 for a conversion of CHF 201,705 (USD 221,837 at historical rate).

-	On September 15, 2020 for 427,340 WIHN class B shares delivered on September 15, 2020 for a conversion of CHF 504,262 (USD 555,103 at historical rate).

-	On September 21, 2020 for 427,340 WIHN class B shares delivered on September 21, 2020 for a conversion of CHF 504,262 (USD 550,300 at historical rate).

-	On September 29, 2020 for 927,804 WIHN class B shares delivered on September 29, 2020 for a conversion of CHF 1,008,523 (USD 1,094,600 at historical rate).

-	On October 12, 2020 for 1,081,740 WIHN class B shares delivered on October 12, 2020 for a conversion of CHF 1,175,852 (USD 1,292,574 at historical rate).

-	On November 5, 2020 for 1,158,405 WIHN class B shares delivered on November 5, 2020 for a conversion of CHF 1,075,000 (USD 1,185,993 at historical rate).

-	On November 24, 2020 for 1,069,651 WIHN class B shares delivered on November 24, 2020 for a conversion of CHF 1,075,000 (USD 1,178,545 at historical rate).

During the year to December 31, 2020, debt discount in the amount of CHF 12,101 (USD 12,900) was amortized to the income statement, whilst CHF 433,743 (USD 490,497) was booked to APIC as per ASC 470-02-40-4. There was no unamortized debt discount outstanding at December 31, 2020.

As at December 31, 2020, the outstanding Nice & Green Facility available was CHF 1,083,111 (USD 1,224,832) and there were no unconverted outstanding loan amounts.

New Convertible Loan with Crede CG III, Ltd

On August 07, 2020, WISeKey entered into the New Crede Convertible Loan with Crede for an amount of USD 5 million. The funds were made available on September 23, 2020. The loan bears a 5% p.a. interest rate, payable in arrears on a quarterly basis starting September 30, 2020, and is repayable in WIHN class B shares any time between September 23, 2020 and the maturity date of August 07, 2022, at Crede’s election. Accrued interests are payable, at WISeKey’s sole election, either in cash or in WIHN class B shares. The conversion price applicable to the prepayment of the principal amount or accrued interest is calculated as 92% of the lowest daily volume weighted average share prices quoted on the SIX Stock Exchange during the 10 trading days immediately preceding the relevant conversion date or interest payment date respectively, disregarding any day on which Crede (or its Affiliates or related party) has effected any trade, converted into USD at the exchange rate reported by Bloomberg at 9 a.m. Swiss time on the relevant conversion date or interest payment date.

Due to Crede’s option to convert the loan in part or in full at any time before maturity, the New Crede Convertible Loan was assessed as a share-settled debt instrument with an embedded put option. Because the value that Crede will receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the New Crede Convertible Loan was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

On the date of the New Crede Convertible Loan, WISeKey signed an option agreement granting Crede the option to acquire up to 1,675,885 WIHN class B shares at an exercise price set initially at CHF 1.65 but revised down to CHF 1.375 in an amendment signed by both parties on September 18, 2020, exercisable between September 24, 2020 and September 14, 2023. Per the option agreement’s term, the date of grant under US GAAP is September 14, 2020 upon issuance of a Tax Ruling from the Swiss Federal Tax Administration and the Zug tax authority. In line with ASC 470-20-25-2, the proceeds from the convertible debt with a detachable warrant was allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. The option agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 866,046 using the Black-Scholes model and the market price of WIHN class B shares on the date of the amendment, September 18, 2020, of CHF 1.25. The fair value of the debt was calculated using the discounted cash flow method as USD 5,387,271. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the option agreement created a debt discount on the debt host in the amount of USD 692,469, and the credit entry was booked in APIC.

In 2020, Crede issued two exercise notices under the New Crede Convertible Loan, resulting in the following conversions:

-	On November 20, 2020 for 220,143 WIHN class B shares delivered on November 25, 2020 for a conversion of USD 219,680.

-	On December 18, 2020 for 549,190 WIHN class B shares delivered on December 23, 2020 for a conversion of USD 565,200.

As at December 31, 2020, the principal amount outstanding under the New Crede Convertible Loan was USD 4,215,120, with unamortized debt discount of USD 504,855. For the year to December 31, 2020, the Group recorded a net debt discount amortization expense in the income statement of USD 90,901.

Credit Agreement with GLOBAL TECH OPPORTUNITIES 8

On December 08, 2020, WISeKey entered into the GTO Facility, an Agreement for the Issuance and Subscription of Convertible Notes with GTO, pursuant to which GTO commits to grant a loan to WISeKey for up to a maximum amount of CHF 15.5 million divided into tranches of variable sizes, during a commitment period of 18 months ending June 09, 2022. The dates and amounts of the first 3 tranches were agreed in advance in the GTO Facility agreement; for the remaining facility, GTO has the right to request the subscription of 2 tranches, all other tranches are to be subscribed for by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into convertible notes of CHF 10,000 each that do not bear interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN class B shares within a period of 12 months from issuance (the “GTO Conversion Period”). Conversion takes place upon request by GTO during the GTO Conversion Period, but in any case no later than at the expiry of the GTO Conversion Period, at a conversion price of the higher of (i) CHF 0.05 and (ii) 97% of the average of the 5 lowest closing volume-weighted average price of a Class B Share as traded on the SIX Swiss Exchange during the 20 trading days preceding the relevant conversion date.

Due to GTO’s option to convert the loan in part or in full at any time before maturity, the GTO Facility was assessed as a share-settled debt instrument with an embedded put option. Because the value that GTO will receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the GTO Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Debt issue costs made up of legal expenses of commitment fee of CHF 697,500, representing 4.5% of the maximum GTO Facility, were due to GTO at inception, payable throughout the commitment period but no later than June 08, 2022. At inception on December 08, 2020, in application of ASC 340-10-S99-1, WISeKey accounted for the debt issue costs of and the commitment fee of CHF 697,500 as a deferred asset to be amortized on a straight-line basis over the commitment period (access period) of the GTO Facility. Upon subscription of each tranche, the debt issue costs and commitment fee are recorded as a debt discount proportionately to each tranche amount.

Additionally, per the terms of the GTO Facility, upon each tranche subscription, WISeKey will grant GTO the option to acquire WIHN class B shares at an exercise price of the higher of (a) 120% of the 5-trading day VWAP of the WIHN class B shares on the SIX Swiss Stock Exchange over the 5 trading days immediately preceding the relevant subscription request and (b) CHF 1.50 (the “GTO Warrant Exercise Price”). The number of options granted at each tranche subscription is calculated as 15% of the principal amount of each Tranche divided by the GTO Warrant Exercise Price. Each warrant agreement has a 5-year exercise period starting on the relevant subscription date. In line with ASC 470-20-25-2, for each subscription, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the option agreement is fair valued at grant using the Black-Scholes model and the market price of WIHN class B shares on the date of the subscription. The fair value of the debt is calculated using the discounted cash flow method.

During the year to December 31, 2020, the Group made a total of three subscriptions under the terms of the GTO Facility as follows:

-	On December 09, 2020 for convertibles notes in the amount CHF 750,000 (USD 842,302 at historical rate). The funds were received on December 11, 2020. On December 09, 2020, in line with the terms of the GTO Facility, WISeKey issued GTO with 75,000 warrants on WIHN class B shares at an exercise price of CHF 1.50. The option agreement was assessed as an equity instrument and was fair valued at grant at an amount of CHF 30,000 (USD 33,692) using the Black-Scholes model and the market price of WIHN class B shares on the date of grant of CHF 0.99. The fair value of the debt was calculated using the discounted cash flow method as CHF 726,445 (USD 815,848). Applying the relative fair value method per ASC 470-20-25-2, the recognition of the option agreement created a debt discount on the debt host in the amount of CHF 29,744 (USD 33,405), and the credit entry was booked in APIC.

-	On December 21, 2020 for convertibles notes in the amount CHF 1,750,000 (USD 1,975,678 at historical rate). The funds were received on December 28, 2020. On December 21, 2020, in line with the terms of the GTO Facility, WISeKey issued GTO with 175,000 warrants on WIHN class B shares at an exercise price of CHF 1.50. The option agreement was assessed as an equity instrument and was fair valued at grant at an amount of CHF 78,750 (USD 88,906) using the Black-Scholes model and the market price of WIHN class B shares on the date of grant of CHF 1.065. The fair value of the debt was calculated using the discounted cash flow method as CHF 1,695,038 (USD 1,913,628). Applying the relative fair value method per ASC 470-20-25-2, the recognition of the option agreement created a debt discount on the debt host in the amount of CHF 76,773 (USD 86,674), and the credit entry was booked in APIC.

-	On December 24, 2020 for convertibles notes in the amount CHF 2,160,000 (USD 2,422,792 at historical rate). The funds were received on December 31, 2020. On December 24, 2020, in line with the terms of the GTO Facility, WISeKey issued GTO with 216,000 warrants on WIHN class B shares at an exercise price of CHF 1.50. The option agreement was assessed as an equity instrument and was fair valued at grant at an amount of CHF 103,680 (USD 116,294) using the Black-Scholes model and the market price of WIHN class B shares on the date of grant of CHF 1.105. The fair value of the debt was calculated using the discounted cash flow method as CHF 2,118,422 (USD 2,376,156). Applying the relative fair value method per ASC 470-20-25-2, the recognition of the option agreement created a debt discount on the debt host in the amount of CHF 100,782 (USD 113,043), and the credit entry was booked in APIC.

During the year to December 31, 2020, GTO issued a total of five conversion notices, resulting in the following conversions:

-	On December 14, 2020 for 50,607 WIHN class B shares delivered on December 18, 2020 for a conversion of CHF 50,000 (USD 56,487).

-	On December 18, 2020 for 102,986 WIHN class B shares delivered on December 23, 2020 for a conversion of CHF 100,000 (USD 112,582).

-	On December 21, 2020 for 205,973 WIHN class B shares delivered on December 28, 2020 for a conversion of CHF 200,000 (USD 224,801).

-	On December 23, 2020 for 205,973 WIHN class B shares delivered on December 28, 2020 for a conversion of CHF 200,000 (USD 224,801).

-	On December 29, 2020 for 205,973 WIHN class B shares delivered on December 30, 2020 for a conversion of CHF 200,000 (USD 226,444).

We note that GTO sent a conversion notice on December 30, 2020 for 1,802,265 WIHN class B shares representing a conversion of CHF 1,750,000 (USD 1,978,980 at closing rate). The shares were not delivered by December 31, 2020.

During the year to December 31, 2020, a debt discount charge of CHF 4,483 (USD 4,779) and deferred charges in the amount of CHF 28,724 (USD 30,620) were amortized to the income statement, and commitment fees of CHF 62,243 (USD 66,351) were booked to APIC as per ASC 470-02-40-4.

As at December 31, 2020 the outstanding GTO Facility available was CHF 10,840,000 (USD 12,258,371). Convertible notes in an aggregate amount of CHF 3,910,000 (USD 4,421,608) remained unconverted and the unamortized debt discount balance was CHF 352,912 (USD 399,089), hence a carrying value of CHF 3,557,088 (USD 4,022,519). as at December 31, 2020. The deferred charge balance was CHF 489,437 (USD 553,478).

Note 26.	Employee benefit plans

Defined benefit post-retirement plan

The Group maintains four pension plans: one maintained by WISeKey SA and one by WISeKey International Holding Ltd, both covering its employees in Switzerland, as well as one maintained by WISeKey Semiconductors SAS and one by WISeCoin France R&D Lab SAS, both covering WISeKey’s French employees.

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

The pension liability calculated as at December 31, 2020 is based on annual personnel costs and assumptions as of December 31, 2020.

Personnel Costs	As at December 31,	As at December 31,	As at December 31,
USD'000	2020	2019	2018
Wages and Salaries	12,145	11,161	9,738
Social security contributions	3,230	2,813	2,974
Net service costs	646	281	372
Other components of defined benefit plans, net	248	132	140
Total	16,268	14,387	13,224

	As at December 31,
Assumptions	2020	2020	2020	2019	2019	2019	2018	2018	2018
	France	Switzerland	India	France	Switzerland	India	France	Switzerland	India
Discount rate	0.30%	0.15%	n/a	0.70%	0.25%	7.30%	1.50%	0.80% - 0.90%	7.72%
Expected rate of return on plan assets	n/a	1.50%	n/a	n/a	1.50%	n/a	n/a	1.50% - 2%	n/a
Salary increases	3%	1.50%	n/a	3%	1.50%	9%	3%	0.5% - 1.50%	9%

For WISeKey SA’s funded plan, the expected long-term rate of return on assets is based on the pension fund policy which is based on approximately +0.5% in addition to the minimum interest by law in Switzerland (“Min LPP”). In 2020, Min LPP is 1.0% hence an assumption of 1.5%.

As at December 31, 2020 the Group’s accumulated benefit obligation amounted to USD 18,483,000.

Reconciliation to Balance Sheet start of year
USD'000
Fiscal year	2020	2019

Fair value of plan assets	(10,686)	(8,275)
Projected benefit obligation	17,566	12,740
Surplus/deficit	6,880	4,465

Opening balance sheet asset/provision (funded status)	6,880	4,465

Reconciliation of benefit obligation during the year
Projected benefit obligation at start of year	17,566	12,740
Net Service cost	436	412
Interest expense	50	107
Plan participant contributions	141	216
Net benefits paid to participants	(8)	1,377
Prior service costs	(698)	0
Actuarial losses/(gains)	(74)	2,487
Reclassifications	(2)	0
Currency translation adjustment	1,689	227
Projected benefit obligation at end of year	19,100	17,566

Reconciliation of plan assets during year
Fair value of plan assets at start of year	(10,686)	(8,275)
Employer contributions paid over the year	(244)	(347)
Plan participant contributions	(141)	(216)
Net benefits paid to participants	(22)	(1,401)
Interest income	(167)	(123)
Return in plan assets, excl. amounts included in net interest	(28)	(136)
Currency translation adjustment	(1,044)	(188)
Fair value of plan assets at end of year	(12,332)	(10,686)

Reconcilation to balance sheet end of year
Fair value of plan assets	(12,332)	(10,686)
Defined benefit obligation - funded plans	19,100	17,566
Surplus/deficit	6,768	6,880

Closing balance sheet asset/provision (funded status)	6,768	6,880

Estimated amount to be amortized from accumulated OCI into NPBC over next fiscal year
Net loss (gain)	286	283
Unrecognized transition (asset)/obligation	0	0
Prior service cost/(credit)	61	61

Amounts recognized in accumulated OCI
Net loss (gain)	4,237	4,258
Unrecognized transition (asset)/obligation	0	0
Prior service cost/(credit)	(440)	300
Deficit	3,797	4,558

Movement in Funded Status
USD'000
Fiscal year	2020	2019	2018

Opening balance sheet liability (funded status)	6,880	4,465	4,585

Net Service cost	436	412	372
Interest cost/(credit)	50	107	86
Expected return on Assets	(167)	(123)	(116)
Amortization on Net (gain)/loss	284	88	108
Amortization on Prior service cost/(credit)	61	62	62
Currency translation adjustment	20	(2)	1
Total Net Periodic Benefit Cost/(credit)	684	544	512

Actuarial (gain)/loss on liabilities due to experience	(72)	1,056	272
Actuarial gain/loss on liab. from changes to fin. assump	0	1,431	(309)
Actuarial (gain)/loss on liab. from changes to demo. assump	0	0	1
Return in plan assets, excl. amounts included in net interest	(29)	(136)	(56)
Prior service cost/(credit)	(698)	0	0
Amortization on Net (gain)/loss	(284)	(88)	(108)
Amortization on Prior service cost/(credit)	(61)	(62)	(62)
Currency translation adjustment	(45)	(2)	(0)
Total gain/loss recognized via OCI	(1,189)	2,200	(262)

Employer contributions paid in the year	(274)	(371)	(293)
Total cashflow	(274)	(371)	(293)

Currency translation adjustment	669	43	(77)
Reclassification	(2)	0	0
Closing balance sheet liability (funded status)	6,768	6,880	4,465

Reconciliation of Net Gain / Loss
Amount at beginning of year	4,258	1,964	2,187
Amortization during the year	(284)	(86)	(109)
Asset (gain) / loss	(29)	(136)	(56)
Liability (gain) / loss	(72)	2,487	(37)
Reclassifications	(2)	0	0
Currency translation adjustment	366	29	(21)
Amount at year-end	4,237	4,258	1,964

Reconciliation of prior service cost/(credit)
Amount at beginning of year	300	357	423
Amortization during the year	(61)	(62)	(62)
Prior service costs for the current period	(698)	0	0
Currency translation adjustment	19	5	(4)
Amount at year-end	(440)	300	357

All of the assets are held under the collective contract by the plan’s re-insurer company and are invested in a mix of Swiss and International bond and equity securities. In line with ASC 820’s three-tier fair value hierarchy, pension assets belong to the fair value level 3.

The table below shows the breakdown of expected future contributions payable to the Plan :

Period USD'000	France	Switzerland
2021	-	1,843
2022	126	398
2023	36	424
2024	8	2,037
2025	25	541
2026-2030	359	3,082

The Group expects to make contributions of approximately $248,000 in 2021.

Note 27.	Commitments and contingencies

Lease commitments

The future payments due under leases are shown in Note 17.

Guarantees

Our software and hardware product sales agreements generally include certain provisions for indemnifying customers against liabilities if our products infringe a third party’s intellectual property rights. Certain of our product sales agreements also include provisions indemnifying customers against liabilities in the event we breach confidentiality or service level requirements. It is not possible to determine the maximum potential amount under these indemnification agreements due to our lack of history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, we have not incurred any costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Note 28.	Stockholders’ equity

WISeKey International Holding Ltd	As at December 31, 2020		As at December 31, 2019
Share Capital	Class A Shares	Class B Shares	Class A Shares	Class B Shares
Par value per share (in CHF)	0.01	0.05	0.01	0.05
Share capital (in USD)	400,186	2,490,403	400,186	1,475,000

Per Articles of association and Swiss capital categories
Authorized Capital - Total number of authorized shares	-	7,808,906	-	8,881,829
Conditional Share Capital - Total number of conditional shares	-	7,804,030	-	11,840,090
Total number of fully paid-in shares	40,021,988	47,622,689	40,021,988	28,824,086

Per US GAAP
Total number of authorized shares	40,021,988	63,234,625	40,021,988	41,066,298
Total number of fully paid-in issued shares	40,021,988	47,622,689	40,021,988	28,824,086
Total number of fully paid-in outstanding shares	40,021,988	42,839,554	40,021,988	27,621,895
Par value per share (in CHF)	0.01	0.05	0.01	0.05
Share capital (in USD)	400,186	2,490,403	400,186	1,475,000
Total share capital (in USD)	2,890,589		1,875,186

Treasury Share Capital
Total number of fully paid-in shares held as treasury shares	-	4,783,135	-	1,202,191
Treasury share capital (in USD)	-	505,154	-	1,288,591
Total treasury share capital (in USD)	-	505,154	-	1,288,591
Note: unregistered conversion of conditional capital NOT deducted from total number of conditional shares, i.e. as if the issue had not taken place.

In the years to December 31, 2020 and 2019 respectively, WISeKey purchased a total of 8,458,273 and 593,824 treasury shares at an average purchase price of USD 0.15 and USD 2.75 per share, and sold a total of 4,877,329 and 1,479,694 treasury shares at an average sale price of USD 0.99 and USD 2.40 per share.

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

As at December 31 ,2020, WISeKey’s treasury share balance included 35,500 WIHN class B shares purchased through the share buyback program.

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

Note 29.	Accumulated other comprehensive income

USD'000
Accumulated other comprehensive income as at December 31, 2018		100
Total net foreign currency translation adjustments	643
Total defined benefit pension adjustment	(2,199)
Total adjustment from liquidation of group companies	(21)
Total adjustment from sale of QuoVadis Group	34
Total adjustment from change in Ownership	(10)
Total Other comprehensive income/(loss), net		(1,553)
Accumulated other comprehensive income as at December 31, 2019		(1,453)
Total net foreign currency translation adjustments	1,824
Total Change in unrealized gains related to available-for-sale debt securities	5,385
Total defined benefit pension adjustment	1,189
Total adjustment from change in Ownership	(5)
Total Other comprehensive income/(loss), net		8,393
Accumulated other comprehensive income as at December 31, 2020		6,940

Note 30.	Revenue

Nature of goods and services

The following is a description of the principal activities – separated by reportable segment – from which the Group generates its revenue. For more detailed information about reportable segments, see note 36 - Segment Information and Geographic Data.

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

Disaggregation of revenue

The following table shows the Group’s revenues disaggregated by reportable segment and by product or service type:

Disaggregation of revenue	Typical payment	At one point in time			Over time			Total
USD'000		2020	2019	2018	2020	2019	2018	2020	2019	2018
IoT Segment
Payment at one point in time:
Secure chips	Upon delivery	14,317	20,504	29,404	-	-	-	14,317	20,504	29,404
Total IoT segment revenue		14,317	20,504	29,404	-	-	-	14,317	20,504	29,404

mPKI Segment
Certificates	Upon issuance	-	-	-	175	172	338	175	172	338
Licenses and integration	Upon delivery	287	1,976	4,538	-	-	-	287	1,976	4,538
SaaS, PCS and hosting	Quarterly or yearly	-	-	-	-	-	-	-	-	-
Total mPKI segment revenue		287	1,976	4,538	175	172	338	462	2,148	4,876
Total Revenue		14,604	22,480	33,942	175	172	338	14,779	22,652	34,280

For the years ended December 31, 2020, 2019, and 2018 the Group recorded no revenues related to performance obligations satisfied in prior periods.

The following table shows the Group’s revenues disaggregated by geography, based on our customers’ billing addresses:

Net sales by region	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2020	2019	2018
IoT Segment
Switzerland	278	708	1,171
Rest of EMEA	4,228	7,508	10,695
North America	8,217	9,547	15,165
Asia Pacific	1,526	2,503	2,257
Latin America	68	238	116
Total IoT segment revenue	14,317	20,504	29,404
mPKI Segment
Switzerland	314	1,428	1,341
Rest of EMEA	93	539	3,428
North America	43	144	-
Asia Pacific	-	1	49
Latin America	12	36	58
Total mPKI segment revenue	462	2,148	4,876
Total Net sales	14,779	22,652	34,280
*EMEA means Europe, Middle East and Africa

Contract assets, deferred revenue and contract liability

Our contract assets, deferred revenue and contract liability consist of:

Contract assets and contract liabilities
	As at December 31,	As at December 31,
USD'000	2020	2019
Trade accounts receivables
Trade accounts receivable - IoT segment	2,227	2,843
Trade accounts receivable - mPKI segment	381	800
Total trade accounts receivables	2,608	3,643
Contract assets	-	15
Total contract assets	-	15
Contract liabilities - current	367	255
Contract liabilities - noncurrent	23	2
Total contract liabilities	390	257
Deferred revenue
Deferred revenue - mPKI segment	171	92
Deferred revenue - IoT segment	150	7
Total Deferred revenue	321	99
Revenue recognized in the year from amounts included in the deferred revenue of the mPKI segment at the beginning of the year	84	83

Increases or decreases in trade accounts receivable, contract assets, deferred revenue and contract liability were primarily due to normal timing differences between our performance and customer payments.

Remaining performance obligations

As of December 31, 2020, approximately USD 710,225 is expected to be recognized from remaining performance obligations for mPKI contracts. We expect to recognize revenue for these remaining performance obligations during the next three years approximately as follows:

Estimated mPKI revenue from remaining performance obligations as at December 31, 2020	USD'000
2021	669
2022	41
Total remaining performance obligation	710

Note 31.	Other operating income

	12 months ended December 31,	12 months ended December 31,
USD'000	2020	2019
Other operating income from related parties	43	140
Other operating income - other	-	40
Total other operating income	43	180

In the year 2020, other operating income from related parties was made up of the amounts invoiced by WISeKey to the OISTE Foundation for the use of its premises and equipment.

Note 32.	Stock-based compensation

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

At March 22, 2016 as part of the reverse acquisition transaction, both ESOP plans in existence in WISeKey SA were transferred to WISeKey International Holding Ltd at the same terms, with the share exchange term of 5:1 into WIHN class B shares.

Grants

In the 12 months to December 31, 2018, the Group granted a total of 851,131 options exercisable in WIHN class B shares. Each warrant is exercisable into one class B share.

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

In the 12 months to December 31, 2019, the Group granted a total of 2,292,539 options exercisable in WIHN class B shares. Each warrant is exercisable into one class B share.

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

In the 12 months to December 31, 2020, the Group granted a total of 467,617 options exercisable in WIHN class B shares. Each warrant is exercisable into one class B share.

The warrants granted consisted of:

-	279,017 options with immediate vesting granted to employees and Board members, none of which had been exercised as of December 31, 2020.

-	5,381 options with immediate vesting granted to employees and Board members, all of which had been exercised as of December 31, 2020;

-	16,667 options vesting on November 10, 2021 granted to employees;

-	16,666 options vesting on November 10, 2022 granted to employees;

-	33,334 options vesting on June 30, 2021 granted to employees;

-	33,333 options vesting on June 30, 2022 granted to employees;

-	33,333 options vesting on June 30, 2023 granted to employees;

-	16,323 options with immediate vesting granted in exchange for WISeKey SA shares, all of which had been exercised as of December 31, 2020; and

-	33,563 options with immediate vesting granted to external advisors and which had not been exercised as of December 31, 2020.

The warrants granted were valued at grant date using the Black-Scholes model.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model. Expected volatility is based on historical volatility of WIHN class B shares.

In the fiscal year 2020, a total charge of USD 392,772 was recognized in the consolidated income statement calculated by applying the Black-Scholes model at grant, in relation to options:

-	USD 362,911 for options granted to employees and Board members; and

-	USD 29,861 for options granted to nonemployees

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

Assumption	December 31, 2020	December 31, 2019	December 31, 2018
Dividend yield	None	None	None
Risk-free interest rate used (average)	1.00%	1.00%	1.00%
Expected market price volatility	37.61% - 65.38%	51.59% - 56.86%	46.11% - 58.22%
Average remaining expected life of stock options (years)	3.43	3.01	3.10

Unvested options to employees as at December 31, 2020 were recognized prorata temporis over the service period (grant date to vesting date).

The following table illustrates the development of the Group’s non-vested options for the years ended December 31, 2020 and 2019.

Non-vested options	Number of WIHN Class B Shares under options	Weighted-average grant date fair value (USD)
Non-vested options as at December 31, 2018	431,368	2.99
Granted	2,292,539	2.45
Vested	(2,464,232)	2.41
Non-vested forfeited or cancelled	(254,649)	3.75
Non-vested options as at December 31, 2019	5,026	3.65
Granted	467,617	1.08
Vested	(339,310)	1.01
Non-vested forfeited or cancelled	-	-
Non-vested options as at December 31, 2020	133,333	1.20

As at December 31, 2020, there was a USD 122,100 unrecognized compensation expense related to non-vested stock option-based compensation arrangements. Non-vested stock options outstanding as at December 31, 2020 were accounted for using the graded-vesting method, as permitted under ASC 718-10-35-8, and we therefore recognized compensation costs calculated using the Black-Scholes model and the market price of WIHN class B shares at grant date, over the requisite service period.

The following table summarizes the Group’s stock option activity for the years ended December 31, 2020 and 2019.

Options on WIHN Shares	WIHN Class B Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2018	1,342,819	2.76	3.00	(895,404)
Of which vested	911,451	3.28	2.26	(1,082,233)
Of which non-vested	431,368	-	-	-
Granted	2,292,539	0.99	-	-
Exercised or converted	(259,338)	1.00	-	581,477
Forfeited or cancelled	(333,905)	0.05	-	-
Expired	(199,000)	5.17	-	-
Outstanding as at December 31, 2019	2,843,115	0.99	5.19	3,693,941
Of which vested	2,838,089	1.00	5.19	3,682,672
Of which non-vested	5,026	-	-
Granted	467,617	1.48	-	-
Exercised or converted	(1,214,402)	1.57	-	2,046,219
Forfeited or cancelled	-	-	-	-
Expired	-	-	-	-
Outstanding as at December 31, 2020	2,096,330	1.48	4.44	554,377
Of which vested	1,962,997	1.57	4.31	329,716
Of which non-vested	133,333	-	-

Summary of stock-based compensation expenses

Stock-based compensation expenses	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD’000	2020	2019	2018
In relation to Employee Stock Option Plans (ESOP)	363	5,386	1,278
In relation to non-ESOP Option Agreements	30	28	382
Total	393	5,414	1,660

Stock-based compensation expenses are recorded under the following expense categories in the income statement.

Stock-based compensation expenses	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD’000	2020	2019	2018
Research & development expenses	6	786	121
Selling & marketing expenses	209	1,269	571
General & administrative expenses	178	3,359	967
Total	393	5,414	1,660

Note 33.	Non-operating income

Non-operating income consisted of the following:

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2020	2019	2018
Foreign exchange gain	839	1,761	1,664
Financial income	8	74	85
Interest income	16	-	-
Other	264	83	432
Total non-operating income from continuing operations	1,127	1,918	2,181

Non-operating income – Other includes total income of CHF 204,547 (USD 218,047) from Nice & Green corresponding to the agreed incentive fee included in the Nice & Green Facility (see Note 25).

Note 34.	Non-operating expenses

Non-operating expenses consisted of the following:

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2020	2019	2018
Impairment of equity securities at cost	7,000
Foreign exchange losses	2,195	2,401	1,984
Financial charges	104	341	104
Interest expense	685	643	244
Other components of defined benefit plans, net	248	132	140
Other	847	153	354
Total non-operating expenses from continuing operations	11,079	3,670	2,826

The impairment of equity securities at cost relate to the Tarmin warrant (see Note 19).

Non-operating expenses – Other include a USD 454,501 expense for the fair value adjustment as at December 31, 2020 of the investment in OpenLimit (see Note 20).

Note 35.	Income taxes

The components of income before income taxes are as follows:

Income / (Loss)	As at December 31,	As at December 31,	As at December 31,
USD'000	2020	2019	2018
Switzerland	(15,723)	(19,179)	(11,428)
Foreign	(6,621)	(3,838)	(4,989)
Less discontinued operations	-	-	6,562
Income/(loss) before income tax	(22,344)	(23,017)	(9,855)

Income taxes relating to the Group are as follows:

Income taxes	As at December 31,	As at December 31,	As at December 31,
USD'000	2020	2019	2018
Switzerland	0	(42)	328
Foreign	9	13	(479)
Less discontinued operations	0	42	205
Income tax expense	9	13	53

Income tax at the Swiss statutory rate compared to the Group’s income tax expenses as reported are as follows:

Deferred income tax assets/(liabilities)	As at December 31,	As at December 31,
USD'000	2020	2019
Foreign	3	6
Deferred income tax assets/(liabilities)	3	6

Income tax at the Swiss statutory rate compared to the Group’s income tax expenses as reported are as follows:

Income taxes at the Swiss statutory rate	As at December 31,	As at December 31,	As at December 31,
USD'000	2020	2019	2018
Net income/(loss) from continuing operations before income tax	(28,898)	(23,017)	(9,855)
Statutory tax rate	14%	24%	24%
Expected income tax (expense)/recovery	4,043	5,524	2,365
Income tax (expense)/recovery	(9)	(13)	(53)
Change in valuation allowance	(631)	(2,129)	4,228
Permanent Difference	(1)	0	(9)
Change in expiration of tax loss carryforwards	(3,411)	(3,395)	(6,584)
Income tax (expense) / recovery	(9)	(13)	(53)

The Group assesses the recoverability of its deferred tax assets and, to the extent recoverability does not satisfy the “more likely than not” recognition criterion under ASC 740, records a valuation allowance against its deferred tax assets. The Group considered its recent operating results and anticipated future taxable income in assessing the need for its valuation allowance.

The Group’s deferred tax assets and liabilities consist of the following:

Deferred tax assets and liabilities	As at December 31,	As at December 31,
USD'000	2020	2019
Stock-based compensation	1	-
Defined benefit accrual	1,089	1,100
Tax loss carry-forwards	12,655	11,264
Deferred tax liability on change in unrealized gains related to available-for-sale debt securities	(753)	-
Valuation allowance	(12,989)	(12,358)
Deferred tax assets / (liabilities)	3	6

As of December 31, 2020, the Group’s operating cumulated loss carry-forwards of all jurisdictions for its continuing operations are as follows:

Operating loss-carryforward as of December 31, 2020
USD'000	USA	Switzerland	Spain	France	UK	Germany	India	Total
2021	-	7,139	224	860	32	-	-	8,255
2022	-	7,135	1,303	-	2	-	-	8,440
2023	-	10,150	1,337	1,121	1	-	-	12,609
2024	-	5,848	-	5,157	1	-	-	11,006
2025	-	10,778	-	7,778	-	-	361	18,917
2026	-	6,373	-	-	-	-	277	6,650
2027	-	14,097	-	-	-	-	170	14,267
2028	91	-	-	-	-	-	210	301
2029	9	-	25	-	-	-	-	34
2030	2	-	25	-	-	-	-	27
2031	54	-	75	-	-	-	-	129
2032	89	-	86	-	-	-	-	175
2033	-	-	98	-	-	-	-	98
2034	-	-	202	-	-	-	-	202
2035	247	-	112	-	-	-	-	359
2036	-	-	-	-	-	-	-	-
2037	159	-	-	-	-	-	-	159
2038	-	-	-	-	-	-	-	-
2039	221	-	-	-	-	-	-	221
2040	90	-	-	-	-	-	-	90
Total operating loss carry-forwards / Year of expiration if applicable to jurisdiction
	962	61,520	3,487	14,917	36	-	1,016	81,938

The following tax years remain subject to examination:

Significant jurisdictions	Open years
Switzerland	2016 - 2020
USA	2020
France	2017 - 2020
Spain	2017 - 2020
Japan	2020
Taiwan	2019 - 2020
India	2018 - 2020
Germany	2020
UK	2018 - 2020

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

As at December 31, 2020, WISeKey Semiconductors SAS still had the provision of USD 118,294 which was neither utilized nor released and there was no additional accrual in the year 2020.

The Group has no unrecognized tax benefits.

Note 36.	Segment information and geographic data

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

12 months to December 31,	2020			2019			2018
USD'000	IoT	mPKI	Total	IoT	mPKI	Total	IoT	mPKI	Total
Revenues from external customers	14,317	462	14,779	20,504	2,148	22,652	29,404	4,876	34,280
Intersegment revenues	-	6,786	6,786	344	6,169	6,513	725	2,563	3,288
Interest revenue	8	59	67	36	38	74	37	167	204
Interest expense	12	707	718	29	695	724	275	2,608	2,883
Depreciation and amortization	1,501	91	1,592	1,298	57	1,355	1,299	16	1,315
Segment income /(loss) before income taxes	(2,038)	(19,983)	(22,021)	130	(22,837)	(22,707)	(1,232)	(8,466)	(9,698)
Profit / (loss) from intersegment sales	-	323	323	16	294	310	35	122	157
Income tax recovery /(expense)	-	(9)	(9)	-	(13)	(13)	2	(55)	(53)
Other significant non cash items
Share-based compensation expense	-	393	393	-	5,414	5,414	-	1,660	1,660
Gain/(loss) on derivative liability	-	44	44	-	214	214	-	-	-
Interest and amortization of debt discount and expense	-	458	458	-	742	742	-	150	150
Segment assets	11,031	470,327	518,358	15,794	29,919	45,713	19,082	52,675	71,757

12 months to December 31,	2020	2019	2018
	USD'000	USD'000	USD'000
Revenue reconciliation
Total revenue for reportable segment	21,565	29,165	37,568
Elimination of intersegment revenue	(6,786)	(6,513)	(3,288)
Total consolidated revenue	14,779	22,652	34,280

Loss reconciliation
Total profit / (loss) from reportable segments	(28,575)	(22,707)	(9,698)
Elimination of intersegment profits	(323)	(310)	(157)
Loss before income taxes	(28,898)	(23,017)	(9,855)

As at December 31,	2020	2019	2018
	USD'000	USD'000	USD'000
Asset reconciliation
Total assets from reportable segments	51,358	45,713	71,757
Elimination of intersegment receivables	(10,515)	(6,794)	(6,430)
Elimination of intersegment investment and goodwill	12,038	10,985	(19,533)
Total assets held for sale from discontinued operations	-	-	32,659
Consolidated total assets	52,881	49,904	78,453

Revenue and property, plant and equipment by geography

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

Net sales by region from continuing operations	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2020	2019	2018
Switzerland	592	2,137	2,512
Rest of EMEA*	4,321	8,046	14,122
North America	8,260	9,691	15,165
Asia Pacific	1,526	2,504	2,306
Latin America	80	274	175
Total Net sales from continuing operations	14,779	22,652	34,280
* EMEA means Europe, Middle East and Africa

Property, plant and equipment, net of depreciation, by region	As at December 31,	As at December 31,
USD'000	2020	2019
Switzerland	37	44
Rest of EMEA*	953	1,742
North America	1	1
Asia Pacific	9	14
Total Property, plant and equipment, net of depreciation	1,000	1,801
* EMEA means Europe, Middle East and Africa

Note 37.	Earnings/(Loss) per share

The computation of basic and diluted net earnings/(loss) per share for the Group is as follows:

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
Earnings / (loss) per share	2020	2019	2018
Net income / (loss) attributable to WISeKey International Holding AG (USD'000)	(28,659)	8,187	(16,278)
Effect of potentially dilutive instruments on net gain (USD'000)	N/A	335	N/A
Net income / (loss) attributable to WISeKey International Holding AG after effect of potentially dilutive instruments (USD'000)	N/A	8,522	N/A
Shares used in net earnings / (loss) per share computation:
Weighted average shares outstanding - basic	42,785,300	36,079,000	33,904,659
Effect of potentially dilutive equivalent shares	N/A	1,399,458	N/A
Weighted average shares outstanding - diluted	N/A	37,478,458	N/A
Net earnings / (loss) per share
Basic weighted average loss per share attributable to WIHN (USD)	(0.67)	0.23	(0.48)
Diluted weighted average loss per share attributable to WIHN (USD)	(0.67)	0.23	(0.48)

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

Dilutive vehicles with anti-dilutive effect	2020	2019	2018
Total stock options	1,333,434	-	1,342,819
Warrants	-	-	2,942,374
Total convertible instruments	20,369,716	-	6,821,804
Total number of shares from dilutive vehicles with anti-dilutive effect	21,703,150	-	11,106,997

The following table shows the number of stock equivalents that were included in the computation of diluted earnings per share:

Dilutive vehicles	2020	2019	2018
Total stock options	-	2,327,115	-
Warrants	-	-	-
Total convertible instruments	-	693,230	-
Total number of shares from dilutive vehicles	-	3,020,345	-

Note 38.	Legal proceedings

We are currently not party to any legal proceedings and claims.

Note 39.	Related parties disclosure

Subsidiaries

The consolidated financial statements of the Group include the entities listed in the following table:

Group Company Name	Country of incorporation	Year of incorporation	Share Capital	% ownership as at December 31, 2020	% ownership as at December 31, 2019	Nature of business
WISeKey SA	Switzerland	1999	CHF 933,436	95.75%	95.58%	Main operating company. Sales and R&D services

WISeKey Semiconductors SAS	France	2010	EUR 1,298,162	100.0%	100.0%	Chip manufacturing, sales & distribution

WiseTrust SA	Switzerland	1999	CHF 680,000	100.0%	100.0%	Non-operating investment company

WISeKey ELA SL	Spain	2006	EUR 4,000,000	100.0%	100.0%	Sales & support

WISeKey SAARC Ltd	U.K.	2016	GBP 100,000	51.0%	51.0%	Non trading

WISeKey USA Inc*	U.S.A	2006	USD 6,500	100%*	100%*	Sales & support

WISeKey India Private Ltd**	India	2016	INR 1,000,000	45.9%	45.9%	Sales & support

WISeKey IoT Japan KK	Japan	2017	JPY 1,000,000	100.0%	100.0%	Sales & distribution

WISeKey IoT Taiwan	Taiwan	2017	TWD 100,000	100.0%	100.0%	Sales & distribution

WISeCoin AG	Switzerland	2018	CHF 100,000	90.0%	90.0%	Sales & distribution

WISeKey Equities AG	Switzerland	2018	CHF 100,000	100.0%	100.0%	Financing, Sales & distribution

WISeCoin France R&D Lab SAS	France	2019	EUR 10,000	90.0%	90.0%	Research & development

WISeKey Semiconductors GmbH	Germany	2019	EUR 25,000	100.0%	100.0%	Sales & distribution

WISeKey Arabia - Information Technology Ltd	Saudi Arabia	2019	SAR 200,000.00	51.0%	51.0%	Sales & distribution

WiseAI AG	Switzerland	2020	CHF 100,000	51.0%	not incorporated	Sales & distribution

* 50% owned by WISeKey SA and 50% owned by WiseTrust SA

** 88% owned by WISeKey SAARC which is controlled by WISeKey International Holding AG

Related party transactions and balances

		Receivables as at		Payables as at		Net expenses to			Net income from
	Related Parties	December 31,	December 31,	December 31,	December 31,	in the year ended December 31,			in the year ended December 31,
	(in USD'000)	2020	2019	2020	2019	2020	2019	2018	2020	2019	2018
1	Carlos Moreira	-	-	1,580	-	-	-	-	-	-	209
2	Maryla Shingler-Bobbio	-	-	-	-	-	123	80	-	-	-
3	Philippe Doubre	-	-	-	40	86	114	80	-	-	-
4	Juan Hernández Zayas	-	-	-	37	52	165	88	-	-	-
5	Thomas Hürlimann	-	-	-	16	-	63	24	-	-	-
6	Dourgam Kummer	14	-	-	2	-	52	264	-	-	-
7	David Fergusson	-	-	-	22	119	161	47	-	-	-
8	Eric Pellaton	-	-	-	-	42	-	-	-	-	-
9	Jean-Philippe Ladisa	-	-	-	-	61	-	-	-	-	-
10	Roman Brunner	-	-	-	-	-	426	242	-	87	-
11	Anthony Nagel	-	-	-	-	-	5	164	-	58	-
12	Harald Steger	-	-	-	-		-	445	-	-	-
13	Don Tapscott	-	-	-	-	8	-	394	-	-	-
14	Wei Wang	-	-	-	-	-	-	187	-	10	-
15	OISTE	95	119	172	-	374	219	221	32	140	-
16	Edmund Gibbons Limited	-	-	-	-	-	479	173	-	36	434
17	Terra Ventures Inc	-	-	33	33	-	-	-	-	-	-
18	SAI LLC (SBT Ventures)	-	-	34	33	-	-	-	-	-	-
19	GSP Holdings Ltd	-	-	18	17	-	-	-	-	-	-
20	Indian Potash Limited	-	-	-	-	-	-	-	-	-	42
21	ACXIT Capital	-	-	-	-	-	-	-	-	-	696
22	Philippe Gerwill	-	-	-	-	-	14	-	-	-	-
23	Related parties of Carlos Moreira	-	-	-	2	223	360	-	-	-	-
24	Todd Ruppert	-	-	-	-	-	-	353	-	-	-
25	Cristina Dolan	-	-	-	-	1	-	-	-	-	-
26	Maria Pia Aqueveque Jabbaz	-	-	-	-	1	-	-	-	-	-
	Total	109	119	1,837	202	967	2,181	2,762	32	331	1,381

1. Carlos Moreira is the Chairman of the Board and CEO of WISeKey. A short-term payable in an amount of CHF 1,397,135 (USD 1,579,945) to Carlos Moreira was outstanding as at December 31, 2020, made up of accrued salary and bonus.

2. Maryla Shingler Bobbio is a former Board member of the Group, and former member of the Group’s audit committee and nomination & compensation committee.

3. Philippe Doubre is a Board member of the Group, and member of the Group’s nomination & compensation committee, as well as a shareholder. The expenses recorded in the income statement in the year to December 31, 2020 relate to his Board fee.

4. Juan Hernandez-Zayas is a former Board member of the Group, and former member of the Group’s audit committee and the strategy committee, as well as a shareholder. Mr. Hernandez-Zayas did not seek reelection at the Group’s last Annual General Meeting on May 15, 2020.

5. Thomas Hürlimann is a former Board member of the Group.

6. Dourgam Kummer is a former Board member of the Group, as well as a shareholder. The receivable from Dourgam Kummer as at December 31, 2020 relates to outstanding employee social charges for the exercise of ESOP options granted in 2019.

7. David Fergusson is a Board member of the Group, and member of the Group’s audit committee and nomination & compensation committee, as well as a shareholder. The expenses recorded in the income statement in the year to December 31, 2020 relate to his Board fee.

8. Eric Pellaton is a Board member of the Group, and member of the Group’s nomination & compensation committee, as well as a shareholder. The expenses recorded in the income statement in the year to December 31, 2020 relate to his Board fee.

9. Jean-Philippe Ladisa is a Board member of the Group, and member of the Group’s audit committee. The expenses recorded in the income statement in the year to December 31, 2020 relate to his Board fee.

10. Roman Brunner is the former Chief Revenue Officer of the Group.

11. Anthony Nagel is the former Chief Operations Officer of QuoVadis.

12. Harald Steger is a former member of the Group’s advisory committee.

13. Don Tapscott is a member of the Group’s advisory committee, and cofounder of The Tapscott Group Inc. The Blockchain Research Institute (the “BRI”) is a division of The Tapscott Group Inc. On December 20, 2018 WISeKey and the BRI entered into an agreement to establish BlockChain Centers of Excellence and promote BlockChain technology worldwide. The expenses recorded in the income statement in the year to December 31, 2020 relate to his advisory committee fee.

14. Wei Wang is a former member of the Group’s advisory committee.

15. The Organisation Internationale pour la Sécurité des Transactions Electroniques (“OISTE”) is a Swiss non-profit making foundation that owns a cryptographic rootkey. In 2001 WISeKey SA entered into a contract with OISTE to operate and maintain the global trust infrastructures of OISTE. In line with the contract, WISeKey pays a regular fee to OISTE for the use of its cryptographic rootkey. A member of the Board of Directors of WISeKey is also a member of the Counsel of the Foundation which gives rise to the related party situation.

OISTE is also the minority shareholder in WISeCoin AG with a 10% ownership.

The receivable from OISTE as at December 31, 2020 and income recorded in the income statement in the year to December 31, 2020 relate to the facilities and personnel hosted by WISeKey SA on behalf of OISTE. In the year 2020, WISeKey SA invoiced OISTE CHF 29,918 (USD 31,893).

The payable to OISTE as at December 31, 2020 and expenses relating to OISTE recognized in 2020 are made up of license and royalty fees for the year 2020 under the contract agreement with WISeKey SA.

16. Edmund Gibbons Limited had a 49% shareholding in QuoVadis Services Ltd which was 51% owned by WISeKey until the divestiture of QuoVadis in 2019.

17. Terra Ventures Inc has a 49% shareholding in WISeKey SAARC Ltd. Terra Ventures granted a GBP 24,507 loan to WISeKey SAARC Ltd on January 24, 2017. The loan is non-interest bearing and has no set repayment date.

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

20. Indian Potash Limited has a 10% shareholding in WISeKey India Private Ltd.

21. ACXIT Capital Partners, an international corporate finance and investment advisory firm, has provided advisory services to WISeKey.

22. Philipp Gerwill is an external consultant for the Group.

23. Two immediate family members of Carlos Moreira are employed by WISeKey SA. In line with ASC 850-10-50-5, transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis. The aggregate employment remuneration of these two immediate family members amounted to USD 219,892 recorded in the income statement in 2020.

Additionally, one other immediate family member of Carlos Moreira has access to WISeKey’s facilities for a cost of CHF 2,760 (USD 2,942) per annum.

24. Todd Ruppert is a former investor in WISeKey.

25. Cristina Dolan is a member of the Group’s advisory committee. The expenses recorded in the income statement in the year to December 31, 2020 relate to her advisory committee fee.

26. Maria Pia Aqueveque Jabbaz is a member of the Group’s advisory committee. The expenses recorded in the income statement in the year to December 31, 2020 relate to her advisory committee fee.

Note 40.	Subsequent events

GTO Facility

After December 31, 2020, the Group made two subscriptions under the terms of the GTO Facility as follows:

-	On February 11, 2021 for convertibles notes in the amount CHF 4,840,000 (USD 5,433,229 at historical rate). The funds were received on February 19, 2021. In line with the terms of the GTO Facility, WISeKey issued GTO with 458,332 warrants on WIHN class B shares at an exercise price of CHF 1.584.
-	On March 22, 2021 for convertible notes in the amount of CHF 1,500,000 (USD 1,624,664 at historical rate). The funds were received on March 24, 2021. In line with the terms of the GTO Facility, WISeKey issued GTO with 102,599 warrants on WIHN class B shares at an exercise price of CHF 2.193.

On March 25, 2021, GTO exercised their right to request the subscription of 2 tranches for convertible notes in the amount of CHF 3,000,000 (USD 3,193,098 at historical rate). The funds were received on March 31, 2021. In line with the terms of the GTO Facility, WISeKey issued GTO with 187,188 warrants on WIHN class B shares at an exercise price of CHF 2.40.

In 2021, GTO issued a total of ten conversion notices, resulting in the following conversions after December 31, 2020:

-	On December 30, 2020 for 1,802,265 WIHN class B shares delivered on January 04, 2021 for a conversion of CHF 1,750,000 (USD 1,985,363).

-	On January 08, 2021 for 102,986 WIHN class B shares delivered on January 11, 2021 for a conversion of CHF 100,000 (USD 112,399).

-	On January 11, 2021 for 2,059,731 WIHN class B shares of which 401,446 were delivered on January 13, 2021 and 1,658,285 on January 19, 2021 for a conversion of, respectively, CHF 389,805 (USD 439,274) and CHF 1,610,195 (USD 1,811,772).

-	On January 27, 2021 for 46,210 WIHN class B shares delivered on February 01, 2021 for a conversion of CHF 50,000 (USD 55,778).

-	On February 15, 2021 for 2,919,579 WIHN class B shares delivered on February 23, 2021 for a conversion of CHF 3,340,000 (USD 3,732,727).
-	On March 18, 2021 for 441,306 WIHN class B shares delivered on March 22, 2021 for a conversion of CHF 500,000 (USD 541,555).
-	On March 19, 2021 for 882,612 WIHN class B shares delivered on March 22, 2021 for a conversion of CHF 1,000,000 (USD 1,083,109).
-	On March 23, 2021 for 441,306 WIHN class B shares delivered on March 25, 2021 for a conversion of CHF 500,000 (USD 532,183).
-	On March 25, 2021 for 882,612 WIHN class B shares delivered on March 29, 2021 for a conversion of CHF 1,000,000 (USD 1,066,166).
-	On March 30, 2021 for 2,647,836 WIHN class B shares delivered on April 01, 2021 for a conversion of CHF 3,000,000 (USD 3,187,380).

Crede Convertible Loan

On January 06, 2021 Crede exercised a conversion in the amount of USD 1,038,627 in exchange for 1,000,000 WIHN class B shares issued out of treasury shares and delivered on January 06, 2021.

On February 15, 2021 Crede exercised a conversion in the amount of USD 3,176,493 in exchange for 3,058,358 WIHN class B shares issued out of conditional capital. This last conversion was for the remaining balance of the loan, therefore, as at February 17, 2021 when the shares were delivered to Crede, the balance of the loan was USD nil.

Release of restricted cash

On January 16, 2021, as per the terms of the SPA relating to the sale of WISeKey (Bermuda) Holding Ltd and its affiliates to Digicert Inc,, USD 2.0 million of the consideration retained on an escrow account was released to WISeKey. The funds were received on January 29, 2021 together with USD 46,557 interest earned on the restricted cash account until its release.

GEM Facility

On January 19, 2021, the GEM facility expired. There was no drawdown in 2021 before expiration. Therefore, the GEM Facility expired with an unused balance of CHF 56,094,645.

Options granted under WISeKey ESOP

After December 31, 2020, a total of 8,299 options were granted under the Group’s ESOP.

Conversion of arago Third Convertible Loan and acquisition of 51% of arago’s share capital

Arago is a private German company, leader in artificial intelligence automation. In 2021, WISeKey made three more payments to arago in the framework of the arago Third Convertible Loan (see Note 10): on January 04, 2021 for EUR 300,000 (USD 367,646), on February 17, 2021 for CHF 800,000, and on March 10, 2021 for CHF 800,000 (USD 858,751). These payments brought the arago Third Convertible Loan balance to CHF 5 million as at March 10, 2021.

On January 18, 2021, WISeKey requested to convert the arago Third Convertible Loan (see Note 10) into 51% of arago’s share capital carrying 51% of the voting rights, which resulted in the issue of 136,072 new arago shares with a nominal value of EUR 1 to WISeKey in exchange for the payment by WISeKey of the aggregate nominal value of the newly issued shares of EUR 136,072 (USD 164,275 at historical cost).

The arago Shareholders’ Resolution relating to the capital increase to create 136,072 new arago shares to be transferred to WISeKey, the amendment of the articles of association of arago GmbH and the subscription by WISeKey International Holding AG for the acquisition of the 136,072 newly-created arago shares took place on January 27, 2021. The Investment and Shareholders’ Agreement between WISeKey International Holding AG, arago and arago’s existing shareholders for the acquisition by WISeKey of 51% of arago’s share capital was registered at the notary office on January 27, 2021. On February 01, 2021, Carlos Moreira was appointed Managing Director of arago. The registration of WISeKey as a shareholder of arago holding 136,072 arago shares occurred on February 15, 2020. At the date when these financial statements are released, there remains an uncertainty about the acquisition date as defined by ASC 805.

Once the acquisition date is determined, the assets, liabilities and results of arago will be consolidated in WISeKey’s financial statements from the acquisition date. The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, as well as for the fair value of the remaining noncontrolling interest and goodwill cannot be ascertained at the time these financial statements are released because of the uncertainty around the acquisition date and because the audited US GAAP financial statements of arago are not yet available.

The consideration will include the fair value of the arago Third Convertible Loan at the acquisition date, the payment by WISeKey of the aggregate nominal value of the newly issued shares of EUR 136,072 (USD 164,275 at historical cost), and any additional costs meeting the definition of acquisition-related costs per ASC 805. Any gain or loss recognized as a result of remeasuring the arago Third Convertible Loan to fair value on the acquisition date will be disclosed.

Second Yorkville Convertible Loan

At the time of release of this annual report, WISeKey has repaid another USD 1,123,438 toward the Second Yorkville Convertible Loan and the remaining balance is USD 569,541.

Investment in FOSSA SYSTEMS s.l.

On April 8, 2021, WISeKey E.L.A. s.l. invested EUR 440,000 (USD 475,673 at historical rate) to acquire 15% of the share capital of FOSSA SYSTEMS s.l., a Spanish aerospace company providing picosatellites for Low Earth Orbit (LEO) services as a vertically integrated service: from design to launch and operations.

SEDA Drawdown

On April 15, 2021 WISEKey made one drawdown from CHF 363,876 (USD 394,370 at historical rate) in exchange for 219,599 WIHN class B shares issued out of treasury share capital.

Note 41.	Business Update Related to COVID-19

In March 2020, the World Health Organization declared the Coronavirus (COVID-19) a pandemic. The outbreak spread quickly around the world, including in every geography in which the Company operates. The pandemic has created uncertainty around the impact of the global economy and has resulted in impacts to the financial markets and asset values. Governments implemented various restrictions around the world, including closure of non-essential businesses, travel, shelter-in-place requirements for citizens and other restrictions.

The Company took a number of precautionary steps to safeguard its businesses and colleagues from COVID-19, including implementing travel restrictions, working from home arrangements and flexible work policies. Through the end of the first half of the year, the majority of the Company’s colleagues continued working either fully or partially in a remote work environment, with virtually no disruption to the Company as a whole and its ability to serve clients. The Company started to return to offices around the world, in line with the guidelines and orders issued by national, state and local governments, implementing a phased approach in its main offices in Switzerland and in France. We continue to prioritize the safety and well-being of our colleagues during this time.

The Company’s major production centers, located in Taiwan and Vietnam, were quick to implement controls and safeguards around their processes that enabled us to continue delivering products with minimal interruption to our clients. At the end of the second quarter, we started to see the first impact of the pandemic upon our activities with certain clients reducing or delaying their orders. At this stage, the impact upon the Company has been limited and we remain confident that we will be able to fulfil all current client orders.

The Company retains a strong liquidity position and believes that it has sufficient cash reserves to support the entity for the foreseeable future (see note 2 for further details.) The Company continues to review its costs and suspended its share buy-back programs in order to reduce the cash burn. The Company has applied for, and received, support under the schemes announced by the Swiss government and is applying for similar support under the schemes announced by the French government. Currently the Company remains able to meet its commitments and does not foresee any significant challenges in the near future. The Company currently does not anticipate any material impact on its liquidity position and outlook.

At this stage it remains impossible to predict the extent of the impact of the COVID-19 pandemic as this will depend on numerous evolving factors and future developments that the Company is not able to predict.