Form 20-F
period 2021-12-31
Wisekey International Holding S.A.
filed 2022-04-13
CIK 1738699

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

For the fiscal year ended December 31, 2021

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 40,021,988 Class A Shares and 80,918,390 Class B Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934. Yes ☐No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "accelerated filer," "large accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

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

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements. Some of these forward-looking statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "plan," "project," "predict," "will," and similar expressions. Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements contained in the sections entitled "Item 3. Key Information," "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects".

These forward-looking statements include, but are not limited to, statements relating to:

•	Our anticipated goals, growth strategies and profitability;

•	Our ability to attract new customers and retain existing customer base;

•	Our ability to attract and retain qualified employees and key personnel;

•	Our ability to develop new products and enhancements to our existing products;

•	Our ability to anticipate market needs and opportunities;

•	Our ability to prevent security breaches and unauthorized access to confidential customer information;

•	Our ability to maintain, protect and enhance our intellectual property;

•	The sufficiency of our cash and cash equivalents to meet our liquidity needs;

•	Our ability to comply with modified or new laws and regulations relating to our industries;

•	The activities of our competitors and the introduction of competing products by our competitors;

•	How long we will qualify as an emerging growth company or a foreign private issuer;

•	The future growth of the information technology and cybersecurity industry;

•	Assumptions underlying or related to any of the foregoing;

•	Other risks and uncertainties, including those listed in this section of this Form 20-F titled "Item 3.D—Risk Factors".

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us and are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by these forward-looking statements which are set forth in "Item 3D. Risk Factors". Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

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

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	RESERVED

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

COVID-19 and prolonged economic uncertainties or downturns have adversely affected our business and could materially adversely affect our business in the future.

Our business depends on our current and prospective customers' ability and willingness to spend money in security applications, and on our suppliers’ ability to source key components and material, which are both in turn dependent upon the overall economic health.

Global negative economic conditions due to the COVID-19 pandemic caused some of our customers to delay their orders, in the year 2020 in particular, and caused a global shortage in semiconductors’ material sourcing which will continue in the short-term future. Further economic uncertainties have been brought on by the current conflict between Russia and Ukraine, which may also further affect the sourcing of certain materials. Although we do not have any customer exposure in Eastern Europe, the overall economic impact of this conflict is still unknown. Many customers and prospects of WISeKey are manufacturers of electronic devices. Our business depends on their ability to produce their devices. If they encounter shortages in the supply of crucial components, they will slow down the production and thus also reduce their orders of WISeKey semiconductors to avoid idle stocks in their just in time provisioning.

As a result of the overall impact of COVID-19, political tensions, conflicts and other conditions resulting from financial and credit market fluctuations, there could be a decrease in corporate spending on information security software. Continuing economic challenges may cause our customers to re-evaluate decisions to purchase our solution or to delay their purchasing decisions, which could adversely impact our results of operations.

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

The digital security market space in which we operate face intense competition, constant innovation and evolving security threats. There are several global security companies with strong presence in this market, including VeriSign, Inc., DigiCert Inc., Entrust Datacard, Let's Encrypt, Symantec Corporation, FireEye, Inc., Red Hat Software, VASCO Data Security International, Inc., Zix Corp, NXP Semiconductors, Infineon Technologies, STMicroelectronics and Samsung Electronics. As we integrate and move into the knowledge automation space there are also related data lake and automation companies with strong foundations including Palantir and Snowflake.

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

Many of our customers operate in markets characterized by rapidly changing technologies and business plans, which require them to adapt to increasingly complex digital security infrastructures to protect internal and external corporate communications. As our customers' technologies and business plans grow more complex, we expect them to face new and increasingly sophisticated threats of security breach or counterfeiting. WISeKey faces significant challenges in ensuring that our security solutions effectively protect identities of individual customers, company information and their brands in addition to driving efficient operations through automated decision making. As a result, we must continually modify and improve our products in response to changes in our customers' technology infrastructures.

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

If we experience software errors and non-compliance, this may affect our reputation and our financial results.

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

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Any of our employees may terminate their employment at any time. The tight global labor market has created an incredibly intense hiring environment, resulting in us experiencing increased difficulty in attracting and retaining qualified personnel. Since we require a highly skilled workforce in order to successfully compete in an increasingly competitive cybersecurity market, we have experienced and may continue to experience difficulty in hiring, high employee turnover, and considerable costs and productivity as well as time to market losses. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or have divulged proprietary or other confidential information. Further, the training and integration of new employees requires allocation of a significant amount of internal resources and, even if we make this investment, there is no guarantee that existing or new personnel will remain or become productive members of our team. Our inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly in sales & marketing and research & development, may seriously harm our business, financial condition and results of operations.

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

If WISeKey does not include post-quantum crypto libraries in its semiconductors, WISeKey may fail to offer its customers sufficient protection against attacks executed with quantum computers.

Quantum computing may threaten the resilience of current cryptography against attacks during the current lifespan of hardware. Certainly, in case our secure modules are embedded in larger systems and/or deployed on remote locations. This is certainly the case for smart meter and satellite deployments. WISeKey cannot guarantee that its secure modules will still offer sufficient protection against attacks executed with quantum computers. To mitigate this risk, WISeKey has launched an R&D program for assessing the portability and resistance of 2 of the algorithms shortlisted by the NIST as part of its Post Quantum algorithms selection contest. This program is carried in partnership with l’Ecole des Mines (one of the most prestigious French Engineering University)

If WISeKey does not respond to the trend of embedding secure modules on central processing units, WISeKey may lose the market of separate secure module chips.

The processor industry is rapidly changing with ARM-based processors that extend central processing units with ancillary functions such as graphics processing, neural processing and secure modules. WISeKey cannot guarantee that its secure modules will still be needed as separate tamper-proof chip. To mitigate this risk, WISeKey has launched an R&D program for building a “secure enclave”, which will complement its secure modules offer.

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

WISeKey has invested substantial amounts of financial resources so far on its acquisitions, brand technology and market position. As at December 31, 2021, WISeKey had, on a consolidated level, an accumulated cumulative deficit of USD 238,159,600, compared to USD 217,819,809 as at December 31, 2020 and USD 189,161,455 as at December 31, 2019. In the past, we made significant investments in our operations which have not resulted in corresponding revenue growth and, as a result, increased our losses. WISeKey expects to make significant future investments to support the further development and expansion of our business and these investments may not result in increased revenue or growth on a timely basis or at all.

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

Our founder, Carlos Moreira, holds more than 30% of the Company's voting rights as at December 31, 2021. Further, all holders of the Class A Shares represent approximately 31% of the Company's voting rights as at December 31, 2021. Our founder, or if the holders of Class A Shares were to act in concert with each other, the holders of the Class A Shares, would be able to exert significant influence over certain matters, including matters that must be resolved by the general meeting of shareholders, such as the election of members to the board of directors or the declaration of dividends or other distributions. To the extent that the interests of these shareholders may differ from the interests of the Company's other shareholders, the Company's other shareholders may be disadvantaged by any actions that these shareholders may seek to pursue.

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

Further, the Company may choose to raise additional capital by issuing additional Class B Shares, depending on market conditions or strategic considerations. In particular, under our Articles of Association as at December 31, 2021, the board of directors is authorized to issue up to 18,469,207 new Class B Shares out of authorized capital at any time until May 25, 2023 and thereby increase the Company's share capital without further shareholder approval. After May 25, 2023 (and each subsequent two-year period), the shareholders may re-approve this authorization. Further, our Articles of Association provide for a conditional share capital based on which, as at December 31, 2021, the Company is authorized to issue up to 31,469,207 new Class B Shares, corresponding to CHF 1,573,460.35 in par value. Since April 15, 2020, the date of reference for the last formal recording in the Articles and the commercial register of the Canton of Zug, Switzerland, an aggregate number of 529,330 Class B Shares has been issued out of the Company's conditional share capital as at December 31, 2021. As a result, the available conditional share capital of the Company, as at December 31, 2021, amounted to CHF 1,546,993.85, corresponding to the issuance of 30,939,877 Class B Shares. Among other things, the Company's conditional share capital could be used in connection with the issuance of securities that are convertible into Class B Shares. To the extent that additional capital is raised through the issuance of Class B Shares or other securities that are convertible into Class B Shares, the issuance of such securities could dilute the Company's shareholders' interest in the Company.

On February 08, 2018, the Company entered into a Standby Equity Distribution Agreement, as amended on September 28, 2018 (the "SEDA") with YA II PN, Ltd., a fund managed by Yorkville Advisors Global, LLC (collectively referred to as "Yorkville"). Pursuant to the SEDA, the Company has the right, at any time during a five-year period, to request Yorkville, in one or several steps, to subscribe for Class B Shares up to an aggregate subscription amount of CHF 50,000,000. After several drawdowns made by WISeKey under the SEDA in 2019, 2020 and 2021, in the aggregate amount of CHF 4,356,045, the remaining amount available for drawdown is CHF 45,643,955 as at December 31, 2021. As long as a sufficient number of Class B Shares is provided through share lending, WISeKey has the right to make drawdowns under the SEDA at its discretion by requesting Yorkville to subscribe for (if the Class B Shares are issued out of authorized share capital) or purchase (if the Class B Shares are delivered out of treasury) Class B Shares worth up to CHF 5,000,000 each, subject to certain exceptions and limitations (including the exception that a drawdown request by WISeKey shall in no event cause the aggregate number of Class B Shares held by Yorkville to meet or exceed 4.99% of the total number of shares registered with the commercial register of the Canton of Zug). The subscription price for each subscription request of the Company corresponds to 93% of the lowest daily volume-weighted average share price (the "VWAP") of a Class B Share, as traded and quoted on the SIX, over the five trading days following the drawdown request by WISeKey. If the Company elects to exercise its rights under the SEDA, the issuance of Class B Shares would dilute the Company's shareholders' interest in the Company. As at December 31, 2021, the remaining amount available for drawdown by the Company under the SEDA is CHF 45,643,955 (USD 50,058,912 at closing rate) and, as at December 31, 2021, the estimated maximum number of Class B Shares deliverable under the SEDA is 64,927,389 Class B Shares at CHF 0.703 per Class B Share (calculated based on the closing price of a Class B Share on December 30, 2021 of CHF 0.756 per Class B Share, discounted by 7%). The actual price, at which the Company may drawdown under the SEDA is subject to change, and, therefore, the number of Class B Shares deliverable to Yorkville may vary.

In connection with a convertible loan agreement WISeKey entered into with Crede CG III, Ltd., Hamilton, Bermuda ("Crede") on September 28, 2018 (which matured on October 30, 2020), the Company granted to Crede, on September 28, 2018, 408,247 warrants (the "Crede Warrants") for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Crede Warrants as at December 31, 2021 is 408,247 Class B Shares. The Crede Warrants were amended on September 18, 2020 to extend the exercise period and may be exercised by Crede at any time on or before October 29, 2023 at an exercise price per Crede Warrant equal to CHF 3.84 per Class B Share. The Class B Shares issued to Crede in connection with the Crede Warrants would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of Crede Warrants will dilute the Company's shareholders' interests in the Company.

In connection with a convertible loan agreement WISeKey entered into with YA II PN, Ltd., a fund managed by Yorkville (“Yorkville”) on June 27, 2019 (which matured on August 1, 2020), the Company granted to Yorkville, on June 27, 2019, 500,000 warrants (the "Yorkville Warrants") for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Yorkville Warrants as at December 31, 2021 is 500,000 Class B Shares. The Yorkville Warrants may be exercised by Yorkville at any time on or before June 27, 2022, at an exercise price per Yorkville Warrant initially set to CHF 3.00 per Class B Share (the "Yorkville Initial Exercise Price"). The Yorkville Initial Exercise Price may be adjusted using certain agreed-upon formulae more fully described in Item 10C – Contracts – Warrants Issued to Yorkville. The Class B Shares issued to Yorkville in connection with the Yorkville Warrants would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of Yorkville Warrants will dilute the Company's shareholders' interests in the Company.

On May 18, 2020, WISeKey entered into an Agreement for the Issuance and Subscription of Convertible Notes (the “Nice & Green Facility”) with Nice & Green SA (“Nice & Green”), pursuant to which WISeKey has the right to draw down up to a maximum of CHF 10,000,000 in up to 25 tranches, each of which is divided into 25 convertible notes (the “Nice & Green Convertible Notes”), during a commitment period of 24 months commencing on May 20, 2020. The Nice & Green Convertible Notes do not bear interest. Subject to a cash redemption right of WISeKey, the Nice & Green Convertible Notes are mandatorily convertible into Class B Shares within a period of 12 months from issuance of the respective Nice & Green Convertible Notes (the “Nice & Green Conversion Period”). Conversion takes place upon request by Nice & Green during the Nice & Green Conversion Period, but in any case, no later than at the expiry of the Nice & Green Conversion Period, at a conversion price of 95% of the lowest daily volume-weighted average price of a Class B Share as traded on the SIX Swiss Exchange during the ten trading days preceding the relevant conversion date. WISeKey made several drawdowns in 2020 under the Nice & Green Facility, and no drawdown in 2021. The remaining amount available for drawdown as at December 31, 2021 is CHF 1,083,111 (USD 1,187,876 at closing rate). The conversion of the drawdowns under the Nice & Green Facility into Class B Shares will dilute the Company's shareholders' interest in the Company. In 2020, Nice & Green requested to convert all Nice & Green Convertible Notes issued in 2020, therefore, as at December 31, 2021, there were no Nice & Green Convertible Notes outstanding. As at December 31, 2021, the remaining amount available for drawdown by the Company under the Nice & Green Facility is CHF 1,083,111 (USD 1,187,876 at closing rate) and, as at December 31, 2021, the estimated maximum number of Class B Shares deliverable under the Nice & Green Facility is 1,508,511 Class B Shares at CHF 0.718 per Class B Share (calculated based on the closing price of a Class B Share on the SIX on December 30, 2021 of CHF 0.756 per Class B Share discounted by 5%). Note that the actual price at which Nice & Green may convert each tranche under the Nice & Green Facility is subject to change, and, therefore, the number of Class B Shares deliverable to Nice & Green may vary.

In connection with a second convertible loan, the Company granted to Crede on August 07, 2020, 1,675,885 warrants (the "Second Crede Warrants") for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Second Crede Warrants as at December 31, 2021 is 1,675,885 Class B Shares. The Second Crede Warrants may be exercised by Crede at any time on or before September 14, 2023 at an exercise price per warrant equal to CHF 1.375 per Class B Share, as amended. The Class B Shares issued to Crede in connection with the Second Crede Warrants would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the Second Crede Warrants will dilute the Company's shareholders' interests in the Company.

In connection with, an Agreement for the Issuance and Subscription of Convertible Notes WISeKey entered into with GLOBAL TECH OPPORTUNITIES 8, Grand Cayman, Cayman Islands ("GTO") on December 8, 2020, the Company granted GTO warrants to acquire Class B Shares at an exercise price of the higher of (a) 120% of the 5-trading day VWAP of the Class B Shares on the SIX Swiss Stock Exchange over the 5 trading days immediately preceding the relevant subscription request and (b) CHF 1.50 (the “GTO Warrant Exercise Price”). The number of warrants granted at each tranche subscription was calculated as 15% of the principal amount of each subscription divided by the GTO Warrant Exercise Price. Each warrant agreement has a 5-year exercise period starting on the relevant subscription date. As at December 31, 2021, a total of 1,319,161 warrants (the "GTO Warrants") have been issued for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the GTO Warrants as at December 31, 2021 is 1,319,161 Class B Shares. The GTO Warrants may be exercised by GTO at any time until the fifth anniversary of their respective grant at the GTO Warrant Exercise Price. The Class B Shares issued to GTO in connection with the GTO Warrants would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the GTO Warrants will dilute the Company's shareholders' interests in the Company.

On 29 June 2021, WISeKey entered into an Agreement for the Subscription of up to $22M Convertible Notes (the “L1 Facility”) with L1 Capital Global Opportunities Master Fund (“L1”), as amended on September 27, 2021, pursuant to which L1 committed to grant loans, in several tranches and in the form of convertible notes (the “L1 Convertible Notes”), to WISeKey up to a maximum amount of USD 22,000,000, subject to certain conditions, over a period of 24 months. The L1 Convertible Notes bear interest at a rate of 6% per annum (“L1 Interest”). Subject to a cash redemption right of WISeKey, the L1 Convertible Notes are mandatorily convertible into Class B Shares within a period of 24 months from issuance of the respective L1 Convertible Notes (the “L1 Conversion Period”), extendable under certain conditions by a maximum of 6 months (the “L1 Maximum Conversion Period”). Conversion takes place upon request by L1 during the L1 Conversion Period, but in any case no later than at the expiry of the L1 Maximum Conversion Period. The conversion price applied to the principal amount of the L1 Convertible Notes and accrued interest, converted into CHF at the relevant exchange rate will be the lower of (i) 95% of the lowest volume weighted average price of Class B Shares on the SIX Swiss Exchange during the five trading days preceding the relevant conversion date and (ii) depending on the tranche, a fixed conversion price ranging from CHF 4 to CHF 7.50, for the tranches subscribed under the original agreement, and 90% of the lowest volume weighted average price of Class B Shares on the SIX Swiss Exchange during the ten trading days preceding the relevant conversion date for the tranches subscribed under the amendment dated September 27, 2021. WISeKey made several loan subscriptions in 2021 under the L1 Facility and the remaining amount available for loans as at December 31, 2021 is USD 5,000,000. In 2021, L1 requested to convert L1 Convertible Notes issued in 2021 for a total amount of USD 13,500,000, resulting in the issuance of 11,858,831 Class B Shares to L1. The conversion of the subscriptions under the L1 Facility into Class B Shares will dilute the Company's shareholders' interest in the Company. L1 requested to convert some but not all L1 Convertible Notes issued in 2021. As at December 31, 2021, L1 Convertible Notes in an aggregate amount of USD 3,500,000 remained unconverted and the remaining amount available for subscription by the Company under the L1 Facility is USD 5,000,000, therefore, as at December 31, 2021, the estimated maximum number of Class B Shares deliverable under the L1 Facility is 12,435,057 Class B Shares at a conversion price of, respectively, CHF 0.718 per Class B Share for the tranches subscribed under the original agreement (calculated based on the closing price of a Class B Share on the SIX on December 30, 2021 of CHF 0.756 discounted by 5%) and CHF 0.68 per Class B Share for the tranches subscribed under the amendment dated September 27, 2021 (calculated based on the closing price of a Class B Share on the SIX on December 30, 2021 of CHF 0.756 discounted by 10%). Note that the actual price at which L1 may convert each tranche under the L1 Facility is subject to change, and, therefore, the number of Class B Shares deliverable to L1 may vary.

In connection with the L1 Facility, the Company granted L1 the option to acquire Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WISeKey Class B Share (“WIHN Class B Share”) on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 5.00 (the “L1 Warrant Exercise Price”). The number of warrants granted at each tranche subscription is calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. As at December 31, 2021, a total of 3,078,963 warrants (the "L1 Warrants") for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the L1 Warrants as at December 31, 2021 is 3,078,963 Class B Shares. The L1 Warrants may be exercised by L1 at any time until the third anniversary of their respective grant at the L1 Warrant Exercise Price. Should the remaining amount available for subscription by the Company under the L1 Facility of USD 5,000,000 be subscribed for, the estimated maximum number of warrants deliverable under the L1 Facility is 1,507,606 for the acquisition of an equal number of Class B Shares. As a result, assuming the L1 Facility is fully subscribed for, the maximum total number of Class B Shares that are issuable under the L1 Facility as at December 31, 2021 is 4,586,569 Class B Shares (the “Total L1 Warrants”). The Class B Shares issuable to L1 in connection with the Total L1 Warrants would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the Total L1 Warrants will dilute the Company's shareholders' interests in the Company. Note that the actual volume-weighted average price of the trading day immediately preceding the subscription date at each subscription used to calculate the number of warrants granted to L1 is subject to change, and, therefore, the number of Class B Shares deliverable to L1 may vary.

On 29 June 2021, WISeKey entered into an Agreement for the Subscription of up to $22M Convertible Notes (the “Anson Facility”) with Anson Investments Master Fund LP (“Anson”), as amended on September 27, 2021, pursuant to which Anson committed to grant loans, in several tranches and in the form of convertible notes (the “Anson Convertible Notes”), to WISeKey up to a maximum amount of USD 22,000,000, subject to certain conditions, over a period of 24 months. The Anson Convertible Notes bear interest at a rate of 6% per annum (“Anson Interest”). Subject to a cash redemption right of WISeKey, the Anson Convertible Notes are mandatorily convertible into Class B Shares within a period of 24 months from issuance of the respective Anson Convertible Notes (the “Anson Conversion Period”), extendable under certain conditions by a maximum of 6 months (the “Anson Maximum Conversion Period”). Conversion takes place upon request by Anson during the Anson Conversion Period, but in any case no later than at the expiry of the Anson Maximum Conversion Period. The conversion price applied to the principal amount of the Anson Convertible Notes and accrued interest, converted into CHF at the relevant ex-change rate will be the lower of (i) 95% of the lowest volume weighted average price of Class B Shares on the SIX Swiss Ex-change during the five trading days preceding the relevant conversion date and (ii), depending on the tranche, a fixed conversion price ranging from CHF 4 to CHF 7.50, for the tranches subscribed under the original agreement, and 90% of the lowest volume weighted average price of Class B Shares on the SIX Swiss Exchange during the ten trading days preceding the relevant conversion date for the tranches sub-scribed under the amendment dated September 27, 2021. WISeKey made several loan subscriptions in 2021 under the Anson Facility and the remaining amount available for loans as at December 31, 2021 is USD 5,500,000. In 2021, Anson requested to convert Anson Convertible Notes issued in 2021 for a total amount of USD 9,800,000, resulting in the issuance of 8,228,262 Class B Shares to Anson. The conversion of the subscriptions under the Anson Facility into Class B Shares will dilute the Company's shareholders' interest in the Company. Anson requested to convert some but not all Anson Convertible Notes issued in 2021. As at December 31, 2021, Anson Convertible Notes in an aggregate amount of USD 6,700,000 remained unconverted and the remaining amount available for subscription by the Company under the Anson Facility is USD 5,500,000, therefore, as at December 31, 2021, the estimated maximum number of Class B Shares deliverable under the Anson Facility is 18,088,674 Class B Shares at a conversion price of, respectively, CHF 0.718 per Class B Share for the tranches subscribed under the original agreement (calculated based on the closing price of a Class B Share on the SIX on December 30, 2021 of CHF 0.756 discounted by 5%) and CHF 0.68 per Class B Share for the tranches subscribed under the amendment dated September 27, 2021 (calculated based on the closing price of a Class B Share on the SIX on December 30, 2021 of CHF 0.756 discounted by 10%). Note that the actual price at which Anson may convert each tranche under the Anson Facility is subject to change, and, therefore, the number of Class B Shares deliverable to Anson may vary.

In connection with the Anson Facility, the Company granted Anson the option to acquire Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WIHN Class B Shares on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 5.00 (the “Anson Warrant Exercise Price”). The number of warrants granted at each tranche subscription is calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. As at December 31, 2021, a total of 2,821,922 warrants (the "Anson Warrants") for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Anson Warrants as at December 31, 2021 is 2,821,922 Class B Shares. The Anson Warrants may be exercised by Anson at any time until the third anniversary of their respective grant at the Anson Warrant Exercise Price. Should the remaining amount available for subscription by the Company under the Anson Facility of USD 5,500,000 be subscribed for, the estimated maximum number of warrants deliverable under the Anson Facility is 1,658,366 for the acquisition of an equal number of Class B Shares. As a result, assuming the Anson Facility is fully subscribed for, the maximum total number of Class B Shares that are issuable under the Anson Facility as at December 31, 2021 is 4,480,288 Class B Shares (the “Total Anson Warrants”). The Class B Shares issuable to Anson in connection with the Total Anson Warrants would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the Total Anson Warrants will dilute the Company's shareholders' interests in the Company. Note that the actual volume-weighted average price of the trading day immediately preceding the subscription date at each subscription used to calculate the number of warrants granted to Anson is subject to change, and, therefore, the number of Class B Shares deliverable to Anson may vary.

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

Our operating results can also vary significantly due to impairments of intangible assets, including goodwill, and other fixed assets. As at December 31, 2021, the value of our goodwill as recorded on our balance sheet was USD 30,841,303 and the value of acquired technologies and other intangible assets was USD 9,186,479, net of impairment and amortization. Because the market for our products is characterized by rapidly changing technologies, our future cash flows may not support the value of goodwill and other intangibles recorded in our consolidated financial statements. According to U.S. GAAP, we are required to annually test our recorded goodwill and indefinite-lived intangible assets, if any, and to assess the carrying values of other intangible assets when impairment indicators exist. As a result of such tests, we could be required to book impairment charges in our statement of operations if the carrying value is greater than the fair value. The amount of any potential impairment is not predictable.

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

Our Articles and Swiss law contain provisions that could prevent or delay an acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions may also adversely affect prevailing market prices for our Class B Shares and our ADSs. These provisions provide, among other things:

•	an opting-out from the obligation of an acquirer of Shares to make a public offer pursuant to article 135 and 163 of the Swiss Financial Market Infrastructure Act, including its implementing directives, circulars and other regulations (the "FMIA");

•	that the share capital is divided into different classes of shares, of which only Class B Shares are listed on the SIX, whereas Class A Shares are not listed and tradable;

•	that the Board is currently authorized, at any time until May 25, 2023, to issue up to 6,141,701 new Class B Shares and to limit or withdraw the pre-emptive rights of existing shareholders in various circumstances;

•	that any shareholder who is entitled to propose any business or to nominate a person or persons for election as member of the Board at an annual meeting may only do so if advance notice is given to the Company;

•	that a merger or demerger transaction requires the affirmative vote of the holders of at least two-thirds of voting rights and an absolute majority of the par value of the shares, each as represented (in person or by proxy) at the general meeting of shareholders and the possibility of a so-called "cash-out" or "squeeze-out" merger if the acquirer controls 90% of the outstanding shares entitled to vote at a general meeting of shareholders; and

•	that any action required or permitted to be taken by the holders of shares must be taken at a duly called annual or extraordinary general meeting of shareholders of the Company.

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

However, to the extent shareholder resolutions require as the relevant majority standard a majority of the par value of the shares present at the meeting, Class A Shares as a class have less votes than Class B Shares as a class (as the Class B Shares have a par value of CH 0.05 per Class B Share as compared to CH 0.01 per Class A Share). The majority of par value standard for approval of resolutions applies (i) to shareholder resolutions on certain specific matters (see Item 10B - Memorandum and Articles of Association - Dual Voting Rights) and (ii) to the extent that Swiss corporate law requires that a shareholder resolution be adopted with a majority of (A) two-thirds of the voting rights attached to, and (B) the absolute majority of the par value of, the shares, each as represented at the relevant meeting (see also Item 10B - Memorandum and Articles of Association - Voting Requirements).

Assuming a total of approximately 128.1 million of our shares are issued (in line with the commercial register of the Canton of Zug as at December 31, 2021), of which approximately 40.0 million are Class A Shares and approximately 88.1 million are Class B Shares, the Class A Shares as a class contribute approximately 8.33% of the aggregate par value of the Company, have 31.24% of the total votes for matters that require approval on the basis of a specified majority of the number of shares present or represented at the shareholders meeting, but 8.33% of the total votes for matters that require approval on the basis of a specified majority of the par value of the shares present at the shareholders meeting. Assuming the same total of approximately 128.1 million of our shares are issued, of which approximately 40.0 million are Class A Shares and approximately 88.1 million are Class B Shares, Class B Shares as a class contribute 91.67% of the aggregate par value of the Company, have 68.76% of the total votes for matters that require approval on the basis of a specified majority of the number of shares present or represented at the shareholders meeting, but 91.67% of the total votes for matters that require approval on the basis of a specified majority of the par value of the shares present at the shareholders meeting.

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

Our intellectual property rights are important to our business. We rely on a combination of confidentiality clauses, trade secrets, copyrights and trademarks to protect our intellectual property and know-how. In addition, we have filed a number of applications for patents to protect our technologies and have been granted two patents in Switzerland for the company's verification and authentication of valuable objects on the Internet in connection with technology involving the internet of things ("IoT") when connecting to each other or to the cloud. Further, in connection with the acquisition of WISeKey Semiconductors SAS from Inside Secure SA, we have acquired 39 patent families. As mentioned in Item 5C. Research and Development, Patents and Licenses, Etc., seven new patents were granted to WISeKey in 2021.

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

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of USD 1,070,000,000 (as such amount is indexed for inflation every five years by the United States Securities and Exchange Commission, or SEC) or more;

•	the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

•	the date on which we have, during the previous three-year period, issued more than USD 1,070,000,000 in non-convertible debt; or

•	the date on which we are deemed to be a "large accelerated filer", as defined in Rule 12b-2 of the Exchange Act, which would occur if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds USD 700,000,000 as of the last day of our most recently-completed second fiscal quarter.

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

Although we believe that we were not a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes in 2021, there can be no assurance in this regard, and it is likely that we will be a PFIC in 2022. If we are a PFIC in any year, U.S. holders of our ADSs may be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Based on our financial statements, business plan and certain estimates and projections, including as to the relative values of our assets, we do not believe that we were a PFIC for our 2021 taxable year. However, based on the expected composition of our assets following the pending sale of our 51% ownership stake in arago and its affiliates for cash, which is expected to be completed in the second quarter of 2022, we are likely to be a PFIC for our 2022 taxable year if we do not spend a substantial amount of our liquid assets on active business operations or if our market capitalization does not substantially increase. Furthermore, there can be no assurance that the Internal Revenue Service (the "IRS") will agree with our conclusion regarding our PFIC status for 2021, and whether we are or will be classified as a PFIC in any particular year is uncertain because we currently own a substantial amount of passive assets, including cash, and the valuation of certain of our assets is uncertain and may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

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

On February 1, 2021, we acquired a controlling interest in arago GmbH (“arago”) through conversion of a CHF 5 million loan to arago into 51% of arago’s share capital carrying 51% of the voting rights (see Notes 11 and 15 of our consolidated financial statement as at December 31, 2021). arago is a leading German technology company that provides Artificial Intelligence (“AI”) to enterprises globally through knowledge automation. See also Item 8-B (Significant Changes) and in particular the Share Purchase and transfer Agreement we entered into in relation to the disposition of the arago group.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

B.	Business Overview

Overview

We are a Swiss cybersecurity company, publicly listed in Switzerland on the SIX since 2016 (Class B Shares, ticker: WIHN) and in the U.S. on the NASDAQ, since 2019 (American Depositary Shares, ticker WKEY), focused on delivering integrated security solutions for the Internet of Things (IoT) and digital identity ecosystems. With over two decades of experience in the digital security market, we integrate our secure semiconductors, cybersecurity software, and a globally recognized Root of Trust (RoT) into leading-edge products and services that protect users, devices, data and transactions in the internet-connected world.

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

WISeKey believes that we are one among very few companies in our market combining secure IoT microchips with proven cybersecurity software and services. Simply put, devices and data sources that are deployed without the security provided by our platform are exposed and lack the mission-critical security systems to defend themselves and the networks they are connected to. Our security solutions are therefore at the forefront of cybersecurity innovation, driving the future of IoT and IT security as the most comprehensive way to fill all gaps in identity and data protection, giving organizations the confidence that they are protected from device-to-cloud and beyond.

Our cybersecurity and automation platform is comprised of our proprietary software and hardware products that have been designed from the ground up to address the unique attack parameters that threaten the IoT and data ecosystem:

•	Hardware - Our unique position as one of only six companies worldwide that have their own IP to design secure chips and capable of deploying secure microchips that have been certified by globally recognized security certification boards like Common Criteria, Cybersecurity and Infrastructure Security Agency and FIPS (Federal Information Processing Standards) gives us the advantage of being able to provide our clients with the highest level of digital security available on the market at this time. Our secure microchips, typically referred to as Secure Elements, have been embedded into billions of devices and are trusted to secure drone, enterprise, government, and medical-grade applications.

•	Software - Our software solutions are driven by proprietary technologies based on widely adopted standards such as Root of Trust (RoT) and Public Key Infrastructure (PKI), that enable our clients to effectively manage their digital identities, information, and communications through a single integrated platform. RoT enables us to secure electronic information through our PKI digital certificate technology. These digital certificates are deployed for mutual authentication and encryption, creating tamperproof electronic "fingerprints", allowing our clients to adapt to an always changing device landscape without compromising their digital security and integrity.

__________________________________

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

Our core business addresses primarily two large and growing markets: Cybersecurity and IoT.

According to PwC’s 2022 Global Digital Trust Insights report, “investments continue to pour into cybersecurity” with 69% of responding organizations predicting a rise in their cyber spending for 2022. Some even expect a surge in spending, with 26% saying they anticipate a 10% or higher spike in cyber spending for the upcoming year2. Meanwhile, tech research and advisory firm Gartner estimated that spending on information security and risk management will total US$172 billion in 2022, up from US$155 billion in 2021 and US$137 billion the year before3.

More than 12 billion IoT devices were connected in 2021. This number is expected to boom and grow to 27 billion units in 2025, with a compound annual growth rate (‘CAGR’) of 22%4. The global IoT cybersecurity market is expected to grow to more than $50 billion in 2025, with a 33% CAGR from 20205. Some notable sub-categories of where we have a significant track record include:

•	Industry 4.0

•	Drone Security

•	Healthcare and Medical Devices

•	Data Privacy

•	Autonomous Safety.

As at December 31, 2021, we had 136 employees located across 8 countries. We also have 3 independent contractors located in Germany and 2 in France.

For the fiscal years ended December 31, 2021, 2020 and 2019 we generated revenues of, respectively, USD 22.3 million, USD 14.8 million and USD 22.7 million, with cash reserves (restricted and unrestricted) of USD 34.4 million as at December 31, 2021 and USD 21.8 million as at December 31, 2020.

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

__________________________________

2 Pwc, ‘2022 Global Digital Trust Insights - The C-suite guide to simplifying for cyber readiness,today and tomorrow’, https://www.pwc.com/us/en/forms/2022-global-digital-trust-insights-download.html.

3 Moore S., ‘Gartner Forecasts Worldwide Security and Risk Management Spending to Exceed $150 Billion in 2021’, Gartner, May 17, 2021.

4 Sinha, S., ‘State of IoT 2021: Number of connected IoT devices growing 9% to 12.3 billion globally, cellular IoT now surpassing 2 billion’, IoT Analytics, September 22, 2021.

5 Middleton P. et al., ‘ Forecast: IT Services for IoT, Worldwide, 2019-2025’, Gartner, August 16, 2021.

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

__________________________________

6 Galvin, J, ‘60 Percent of Small Businesses Fold Within 6 Months of a Cyber Attack. Here’s How to Protect Yourself’, Inc., May 7, 2018.

7Symantec, ‘Symantec Introduces New Era of Advanced Threat Protection’, Symantec Press Release, October 27, 2015.

Our Technology

After reviewing the market conditions listed in the Industry Background section above, it is easy to see that there is a clear and present need for a unified platform that can address the broad range of unique security and trust challenges facing the market today. Even with a host of large corporations operating in the semiconductor or cybersecurity software markets, we believe that they have not succeeded in building - in the way WISeKey does - comprehensive solutions that integrate software and hardware into a single, easy to implement, platform that gives organizations the peace of mind that their processes are automated and products, networks, private data, and reputations are holistically protected.

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

Root of Trust (RoT) - The concept of "Root of Trust" has a dual approach and interpretation:

•	Software-approach: Transactional RoT - This approach to the RoT is the one related to PKI technology and Digital Certificates. Typically, the PKI is built as a hierarchy of Certification Authorities (‘CA’), in such a way that the CA that issues the Digital Certificate of an entity is itself endorsed by a higher level Certification Authority . Typically, this chain has two or three levels and at the top level we'll find what is called the "Root Certification Authority" (Root CA). This brings a key concept around Trust in PKI: We can trust a Digital Certificate if we trust the Root CA. WISeKey's Root CA is endorsed by the OISTE Foundation.

•	Device-approach: Hardware RoT - Encryption techniques in general and Public Key Cryptography in particular require an adequate protection of these encryption keys. Keys must be protected against physical and logistical attacks, ensuring that only the authorized owner can use it. The highest protection for these keys can be achieved by incorporating in the device a specific chip that assumes the role to protect the encryption keys and perform the cryptographic operations in a protected environment. These chips, or secure microcontrollers, are commonly known as the "Secure Element". For IoT devices it is also important to ensure that the software running in the device can't be corrupted or modified. This can also be achieved by encrypting and digitally signing the device firmware with a key protected in the secure element.

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

Our Products & Services

Secure Microchips and Secure Software Products - We offer a large range of secure microcontrollers that share consistent secure 8-/16-/32-bit RISC CPU performance, with strong security mechanisms, and enhanced crypto engines to optimize performance and power consumption. The products also provide high-density, low-power EEPROM and FLASH memory storage technologies. We design our chips to meet the most stringent security requirements, many of them are EAL5+ Common Criteria security-certified, or VISA and MasterCard certified. Common Criteria is a world standard, government driven design for assessing the level of resistance of systems or devices to all known attacks. It is constantly updated with all new attacks, and the chips' resistance is reassessed annually. EAL5+ is currently the highest level of resistance in the secure chip industry. We offer over 50 versions of secure microcontrollers and various supporting secure software solutions:

•	VaultIC - Family of secure microcontrollers delivered with our own embedded firmware, which we designed to give an unforgeable identity to any connected device, and to provide system integrators with a set of cryptographic APIs (Application Programming Interface) to protect devices against cyber-attacks, counterfeiting and forgery. VaultIC chips are bundled together with our software and services platform to serve the IoT market.

•	Nanoseal - New family of secure memory chips specifically designed for digital brand protection applications.

•	MicroXsafe - Secure microcontrollers delivered with an SDK (Software Development Kit) that allows our customers to develop their own embedded firmware (also called OS – Operating System). They are designed to protect smart cards, USB tokens, and electronic systems against cyber-attacks, counterfeiting and forgery.

•	MicroPass - Family of secure microcontrollers certified by VISA and MasterCard. They have been designed and certified to be integrated into payment cards as well as into wearable devices such as watches, bracelets, and jerseys. They are compatible with NFC (Near Field Communication) standards, thus capable to interact with NFC enabled devices such as Android or iOS smartphones.

•	PicoPass - Family of secure memory chips specifically designed for NFC (Near Field Communication) access control badges.

•	VaultiTrust - WISeKey’s VaultiTrust offers two modules: trusted data generation and secure elements provisioning. VaultiTrust takes advantage of WISeKey’s government grade security certified offerings and end-to-end digital security management to generate identity keys and efficiently install them into chips. VaultiTrust’s web portal complements the service by offering an easy way to configure, manage and track production. WISeKey operates FIPS 140-2 Level 3 certified Hardware Security Modules (HSM) to efficiently generate secure data. These HSM are located in a WISeKey Common Criteria EAL5+ and ISO27001 certified backed up data center and the HSM can be shared only upon customer’s request. WISeKey also offers a cryptography customization service whenever needed.

•	WISeTrustBoot - WISeKey's WISeTrustBoot solution, is the first platform-independent "Secure Boot" and "Secure Firmware Update" solution that combines the strength of a tamper resistant secure elements - VaultIC, state-of-the-art crypto libraries and strong digital signatures. By storing critical boot information in a VaultIC chip, and cryptographically embedding this chip into the device's main processor, the carefully designed boot loader of the main processor becomes a stronghold able to verify the authenticity of the firmware prior to starting up or receive firmware updates. WISeTrustBoot is delivered to our customers with a powerful toolbox providing application developers the flexibility to tailor it to their specific needs.

•	CertifyID PKI Suite – WISeKey's PKI Suite is branded with the "CertifyID" trademark. This suite comprises all the products required to: 1) build an enterprise-grade PKI platform that can be used to serve the most vital needs, and 2) leverage the use of the digital certificates due to software applications to implement digital signatures, authentication and encryption. The CertifyID Suite is composed of these Products:

o	Universal Registration Authority (URA) - The URA is WISeKey's main application for certificate management and can be used to build a multi-tenant, multi-purpose certificate management Solution

o	WISignDoc - This product provides a "Document Signature Server" that can be integrated into the corporate business processes to manage legally-binding digital signatures

o	CertifyID Suite for Microsoft CAS - WISeKey provides series of modules that can enhance the Microsoft Active Directory Certificate Services to build enterprise-grade PKI systems. WISeKey uses the CertifyID Suite to build its own PKI platform and operate it from our Secure Datacenter in Switzerland and other locations to provide "Trust Services" like mPKI (managed PKI).

•	WISeID - WISeKey's WISeID offers secured storage to protect Personally Identifiable Information (PII). Protecting your PII is important to avoid impersonation and identity theft. The personal data that you save in WISeID always stays under your control, is encrypted with strong keys, and is never communicated to third parties. WISeID users have the freedom to choose where their data resides and who is allowed to access it. By decoupling content from the application and digital identity itself, users are able to use their data as currency and develop digital data dividends-based solutions in the spirit that consumers have a right to know and control how their data is being used and should be able to monetize their data.

•	WISeAuthentic - WISeKey has been a pioneer in digital luxury product authentication since 2007. WISeKey's expertise in the design of NFC (Near Field Communication) secure chips combined with its WISeAuthentic platform for the identification, authentication, tracking and direct marketing of goods, provides customer-tailored solutions for brand protection. WISeAuthentic provides the link between a physical product and a digital identity to effectively protect them against counterfeiting and create new, unprecedented channels between brands and their distributors and customers. WISeAuthentic is both an enterprise solution as well as mobile applications that provide a variety of services and information specifically designed to a particular a stakeholder group. WISeKey has successfully deployed its WISeAuthentic platform to luxury brands including Bulgari and LVMH's Hublot watches, and believes the WISeAuthentic platform can successfully be deployed for a large variety of sectors. Our most recent developments enhance our security solution through secure Blockchain layers.

•	WISePrint – The WISeAuthentic portfolio has been expanded to reduce the risk of fraud and help printer manufacturers to protect their legitimate cartridges. This solution called WISePrint includes cryptographic hardware modules and a turnkey high security infrastructure as well as services that help deployment from the manufacturer to the end-user.

•	Trust Services, Managed PKI - WISeKey operates, under the WISeKey/OISTE Root, a worldwide-recognized PKI platform from its secure datacenter in Switzerland. This platform is based in the Certificate Management Solution CertifyID URA (Universal Registration Authority), and enables WISeKey to provide a full portfolio of "Trust Services", delivering digital certificates to protect persons, applications and objects. One of the advantages of the URA platform is the capability to build a multi-tenant service with delegated administrators. This service allows WISeKey to provide a "Managed PKI" service to our customers, that can access the URA to manage their digital certificates without requiring to deploy any on-premises architecture, as the MPKI service is securely accessed from the cloud using a web portal or advanced API, that enables certificate management automation. MPKI customers have the ability to manage multiple certificate types, as for example:

•	Personal Digital Certificates for employees or customers, that enable secure email, document signatures and others;

•	SSL Certificates, to protect the corporate web and application servers;

•	Device Certificates, to protect IoT applications.

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

Data Privacy - The protection of the information in general, and the protection of the private personal information of people in particular, is based on two major paradigms:

•	Information can only be accessed by the authorized parties, as decided by the owner at any moment. This includes the capability to authenticate who is trying to access the information, and also to avoid eavesdropping during storage or transmission.

•	Information must be authentic, so it cannot be manipulated while stored or transmitted, and there must be a mechanism to detect if any tampering occurred.

WISeKey uses advanced technologies that ensure the privacy of personal data thanks to the adoption of PKI technology, including:

•	Digital Identity, in the form of a Digital Certificate, to implement strong authentication mechanism, being able to ensure who can access the information.

•	Strong encryption to protect the data while stored in servers or transmitted over the internet.

•	Legally-binding digital signatures to ensure that the authenticity and integrity of the information

WISeKey's suite of products and services, including CertifyID and WISeID products enable such capabilities on all environments, including enterprise applications, desktop solutions, and mobile applications.

Autonomous Safety - The growing addition of complex technologies in the automotive industry had always as a goal to elevate the levels of safety and comfort for drivers and passengers. Self-driving cars, intelligent collision detection, advanced entertainment systems, each connected to the Internet, are just a few to mention. The potential risk of security flaws or errors in these technologies is enormous. Latest reports go as far as to consider that “given the high level of connectivity, autonomous vehicles are tempting targets for hackers who might attempt to steal financial data from drivers or even launch high-level terrorist attacks by turning vehicles into weapons”8. The only possibility to adopt these technologies with a reasonable control of the inherent risks is to adopt and embed security as a fundamental principle of the design and manufacturing process. Intelligent cars must embed security technologies in all layers where a potential attack vector exists. All sensors in the cars must interact with the controlling units in a way that both parts can be sure that there is no room for tampering in the data and commands. One must also control who can access the car components, from the driver to the personnel at the service shops. WISeKey offers a suite of technologies to enable such levels of security, including:

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

__________________________________

8 IEEE Innovation at work, ‘Six Ways to Protect Against Autonomous Vehicle Cyber Attacks’, IEEE Innovationatwork.

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

Our Growth Strategies

Our mission is to build trust through the delivery of integrated security solutions. This is a broad reaching goal that requires a well-thought-out strategy to accomplish it. The key elements of our growth strategy include:

•	Direct Sales and Expansion within our Existing Customer Base - Our existing customer base provides a significant opportunity to drive incremental sales. We plan to increasingly market our cybersecurity software and ROT offerings to our customers. We currently have a growing number of customers using multiple components of our portfolio and believe helping our current customers identify gaps in their strategies will drive significant cross selling opportunities and increase our product deployment. In addition, we are investing in our Sales and Marketing to increase our ability to address new customers and opportunities in a direct sales model.

•	Acquiring New Customers through an OEM approach - Leveraging the expertise of others is always a smart way to approach the market. What is more valuable is being able to offer others, OEMs and Systems Integrators, to expand their own business models and approach by leveraging our cybersecurity portfolio. This empowers them to customize their approach to the market and support that with a platform they can build upon. This, in turn, enables WISeKey to address new markets and niche plays that otherwise might not be realized.

•	Expand our Geographic Coverage - We operate in a large, growing market and there are substantial opportunities to expand our geographic coverage and client base. We plan to expand our global footprint outside of the areas where we currently operate. Our Swiss affiliation allows us to penetrate markets that have been traditionally difficult for our competitors and other security vendors, including China. In recent years we entered into the Indian market and expanded our operations in France, Taiwan, Japan, the United States and Germany. We specifically want to focus on continued expansion in the United States, which is a very underpenetrated foreign market for the Company.

•	Selectively Pursue Strategic Transactions - We will continue to proactively explore and pursue selective acquisitions to help drive our growth and complement our product offerings, expand the functionality of our security solutions, acquire technology or talent, or bolster our leadership position by gaining access to new customers or markets. Acquisitions remain core to our strategy and we continue to monitor an active pipeline of opportunities.

C.	Organizational Structure

We are the holding company of the WISeKey Group.

The chart below contains a summary of our organizational structure and sets out our subsidiaries, associated companies and joint ventures as at December 31, 2021. Although not all of our subsidiaries are wholly-owned, all of them are assessed as being under our control.

As at December 31, 2021, our main operating subsidiaries were WISeKey Semiconductors SAS, domiciled in France, arago GmbH, domiciled in Germany, and WISeKey SA, domiciled in Switzerland:

Company Name	Country of Incorporation	Percentage Ownership as at December 31, 2021
WISeKey SA	Switzerland	95.75%
WISeKey Semiconductors SAS	France	100%
Arago GmbH	Germany	51%

D.	Property, Plant, and Equipment

Our corporate headquarters are located in Geneva, Switzerland. The principal office for our Swiss and international operations, which is also our registered office, is located in Zug, Switzerland.

As of December 31, 2021, the net book values of tangible fixed assets were as follows:

As at December 31, 2021
Asset category	Net book value (USD millions)
Machinery & equipment	0.3
Office equipment and furniture	0.3
Total tangible fixed assets	0.6

We do not own any facility and our group companies have entered into lease arrangements for the premises in which they operate. The following table sets forth our most significant facilities as at December 31, 2021:

Location	Size of Site (in m2)	Use of the Property
Meyreuil, France	1,498*	Research & development, sales & marketing, administration.
Geneva, Switzerland	854*	Head office administration, sales & marketing and data center.

* excluding parking spaces

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F.

Certain information included in this discussion and analysis includes forward-looking statements that are subject to risks and uncertainties, and which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. For further information on important factors that could cause our actual results to differ materially from the results described in the forward-looking statements contained in this discussion and analysis, see "Special Note Regarding Forward-Looking Statements" and "Item 3D. Risk Factors".

A.	Operating Results

Company Overview

We are a Swiss cybersecurity company focused on delivering integrated security solutions globally. With over two decades of experience in the digital security market, we integrate our secure semiconductors, cybersecurity software, and a globally recognized Root of Trust (RoT) into leading-edge products and services that protect users, devices, data and transactions in the connected world.

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

WISeKey Consolidated Financial Statements for the Year Ended December 31, 2019

The sale of WISeKey (Bermuda) Holding Ltd and its affiliates was completed on January 16, 2019, when all entities except QuoVadis Services Ltd were transferred to Digicert Inc. The transfer of ownership of QuoVadis Services Ltd was conditional on receiving the consent from the Regulatory Authority in Bermuda (the "RAB Consent") to the change in ultimate beneficial ownership of QuoVadis Services Ltd, being the entity holding the Communications Operating Licence in Bermuda. The RAB Consent was obtained in February 2019 and the transfer of ownership of QuoVadis Services Ltd from WISeKey to Digicert Inc. was effective on February 28, 2019. We assessed the SPA under ASC 810-10-40-6 and concluded that the terms and conditions of the SPA met the definition to account for the sale as a single transaction effective on January 16, 2019.

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

Acquisition of arago

On February 1, 2021, the Company acquired arago GmbH, a private German company, and its affiliates (together, “arago” or the “arago Group”). arago is a leader in artificial intelligence automation. arago aims to provide the benefits of artificial intelligence to enterprise customers globally through knowledge automation. arago uses modern technologies such as inference and machine learning in order to automatically operate the entire IT stack – from heterogeneous environments to individual applications.

WISeKey Consolidated Financial Statements for the Year Ended December 31, 2021

The acquisition of arago was completed on February 1, 2021. The assets, liabilities and results of arago have been consolidated in the Group’s financial statements from the acquisition date of February 1, 2021.

Factors affecting our results of operations

Although most of our IoT segment customers are recurring customers, it is not industry practice to work with long-term contracts. Therefore, most of our IoT customers have signed a framework agreement with us but are not committed to certain volumes over a period of time. This introduces a level of uncertainty on the level of revenue generated from recurring customers in the IoT segment.

The IoT segment results are also dependent on the supply chain. Any factor affecting the availability of material or component, and/or the production capacity of our suppliers will impact our ability to deliver on customer orders. For instance, after the start of the COVID-19 pandemic, the semiconductor industry suffered from significant shortages of material which means that some customer orders placed in 2021 could only be delivered in 2022, and some customer orders placed in 2022 will only be delivered in 2023. We are in constant discussions with our suppliers to increase production capacity to meet our customer orders, but the supply chain variables can limit the revenue potential in a given year as some order deliveries have to be schedule in future fiscal years.

Finally, also in our IoT segment, as microelectronics technology evolves, customers look for added functionalities, and competitors in the semiconductors industry develop new products, sales of a given product typically decrease over time as the next-generation semiconductors are introduced. In order to sustain revenue, IoT companies must be able to develop or otherwise acquire the rights to develop or market new products with additional or innovative security and application features. See Item 4. B. Business Overview for information regarding our technology and product developments.

Operating Segments

Since the acquisition of WISeKey Semiconductors SAS in 2016 and of a 51% controlling interest in arago GmbH in 2021, we organize our business into three operating segments: the IoT segment, which is centered on our family of secure microcontrollers designed to give an unforgeable identity to any connected device, the AI segment which encompasses the AI automation services acquired with arago GmbH, and the mPKI segment, for managed Public Key Infrastructure, which encompasses our digital identity, certificate management and signing solutions, and trust services.

Geographic Information

Our operations are global in scope and we generate revenue from selling our products and services across various regions. While our operations in Europe have historically contributed the largest portion of our revenues, our efforts to expand in the United States have increased the revenue generated from North America.

Our total revenue by geographic region for the fiscal years ended December 31, 2021, December 31, 2020 and December 31, 2019 is set forth in the following table:

	12 months ended December 31,
	2021		2020		2019
Net Sales by region	USD'000%		USD'000%		USD'000%
Switzerland	1,272	6%	592	4%	2,137	9%
Rest of EMEA*	7,702	35%	4,321	29%	8,046	36%
North America	11,148	50%	8,260	56%	9,691	43%
Asia Pacific	2,062	9%	1,526	10%	2,504	11%
Latin America	74	0%	80	1%	274	1%
Total Net sales from continuing operations	22,258	100%	14,779	100%	22,652	100%
*EMEA means Europe, Middle East and Africa

Financial year ended December 31, 2021 compared with financial year ended December 31, 2020

	12 months ended December 31,	12 months ended December 31,	Year-on-Year Variance
USD'000	2021	2020

Net sales	22,258	14,779	51%
Cost of sales	(12,869)	(8,578)	50%
Depreciation of productions assets	(301)	(736)	-59%
Gross profit	9,088	5,465	66%

Other operating income	183	43	326%
Research & development expenses	(7,007)	(6,012)	17%
Selling & marketing expenses	(10,226)	(7,355)	39%
General & administrative expenses	(18,726)	(10,673)	75%
Total operating expenses	(35,776)	(23,997)	49%
Operating income / (loss)	(26,688)	(18,532)	44%

Non-operating income	8,716	1,127	673%
Debt conversion expense	(325)	—	100%
Gain / (loss) on derivative liability		44	-100%
Interest and amortization of debt discount	(1,057)	(458)	131%
Non-operating expenses	(4,833)	(11,079)	-56%
Income / (loss) from continuing operations before income tax expense	(24,187)	(28,898)	-16%

Income tax (expense)/recovery	93	(9)	-1133%
Income/ (loss) from continuing operations, net	(24,094)	(28,907)	-17%

Net income / (loss)	(24,094)	(28,907)	-17%

Less: Net income / (loss) attributable to noncontrolling interests	(3,754)	(248)	1414%
Net income / (loss) attributable to WISeKey International Holding AG	(20,340)	(28,659)	-29%

Revenue

Our total revenue for the year ended December 31, 2021, increased by USD 7.5 million or 51% from prior period.

The two main growth drivers are:

•	The acquisition of a 51% interest in arago and the consolidation of arago’s revenue from February 1, 2021, which added USD 4.6 million in AI revenue, and

•	Our IoT revenue increased by 18% year on year as the world economy started to recover from the global freeze generated by the succession of (i) the political and trading tensions between the U.S. and China, and the rising threat of protectionism and vulnerabilities in emerging markets, which affected all IoT and microprocessors companies by delaying their investment decisions because of the threat over their supply chain, followed by (ii) the COVID-19 pandemic which upended the global economy and disrupted worldwide supply chains, causing significant shortages in microprocessors component. Even though our IoT revenue is growing, it is still impaired by the effects of the shortages and long lead-times. We continue negotiating with our suppliers to shorten our delivery times to customers.

The table below shows the breakdown of our revenue by operating segment for the years ended December 31, 2021 and December 31, 2020.

	12 months ended December 31,	12 months ended December 31,	Year-on-Year
USD'000	2021	2020	Variance
IoT segment revenue from external customers	16,867	14,317	18%
mPKI segment revenue from external customers	779	462	69%
AI segment revenue from external customers	4,612	—	n/a
Total revenue	22,258	14,779	51%

Gross Profit

Our gross profit increased by USD 3.6 million to USD 9.1 million (gross margin of 41%) in the year ended December 31, 2021 in comparison with a gross profit of USD 5.5 million (gross margin of 37%) in the year ended December 31, 2020. Most of the increase in gross profit is the direct result of the increase in revenue year-on-year.

We note that the shortages in semiconductor components over the last two years has led to an increase in purchasing costs. However, WISeKey’s strong working relationships with its customers has allowed us to build these increases into our prices. We have therefore not suffered any decrease in gross profit margin in relation to the supply chain issues and are not anticipating any significant impact on future gross profit.

Other operating income

In 2021, the main components of our other operating income consisted of recharges for the use of our premises by OISTE (see Note 42 of our consolidated financial statement as at December 31, 2021) for USD 70,626 and the release of a provision against our research tax credit in France for USD 74,000. In 2020, our other operating income consisted of recharges for the use of our premises by OISTE for USD 43,000.

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

Our R&D expenses increased by USD 1.0 million between 2020 and 2021 and includes a non-cash, stock-based compensation expense of USD 0.5 million. Although we have refocused our R&D efforts, it remains a large part of our operating expenses with USD 5.1 million net of a stock-based compensation spent in the year ended December 31, 2021, representing 15% of total operating expenses net of stock-based compensation. Our Group being technology-driven, the level of our R&D expenses reflects our engagement to act as a leader in new cybersecurity developments and future applications.

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. Our subsidiary WISeKey Semiconductors is eligible to receive such tax credits. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first.

Selling & marketing expenses

Our selling & marketing ("S&M") expenses include advertising and sales promotion expenses such as salaries, bonuses, pension costs, stock-based compensation, business development consultancy services, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

Our S&M expenses of USD 10.2 million for the year ended December 31, 2021 included a non-cash, stock-based compensation expense of USD 0.8 million. With a total of USD 9.4 million net of stock-based compensation, our S&M expenses increased by USD 2.3 million in comparison with our 2020 S&M expenses of USD 7.1 million net of stock-based compensation. This increase reflects our continued efforts to build a stronger sales force, with an increased presence in the U.S., to support our revenue growth.

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

Our G&A expenses of USD 18.7 million for the year ended December 31, 2021 included a non-cash, stock-based compensation expense of USD 2.5 million. Net of stock-based compensation, our G&A expenses of USD 16.2 million has increased by USD 5.7 million in comparison with the USD 10.5 million G&A expense net of stock-based compensation for the year ended December 31, 2020. Most of the increase relates to the acquisition of arago GmbH which added USD 6.5 million G&A expenses to the Group. In addition to its normal operating expenses level, arago incurred additional legal and accounting expenses derived from the effects of the transaction, as well as additional investment for the refocus and streamlining of the business which are expected to generate savings in future periods.

Operating loss

Our operating loss for the year ended December 31, 2021 increased by USD 8.2 million compared with 2020. This is mostly attributable to an increase of our non-cash, stock-based compensation expense by USD 3.4 million and the consolidation of the loss-making arago business from February 1, 2021.

Non-operating income and expenses

The net balance of our non-operating activities in the year ended December 31, 2021 was an income of USD 2.5 million, which represents a USD 12.9 million decrease in non-operating costs compared with 2020 and its USD 10.4 million net expenses from non-operating activities.

This change from a net expense position to a net income balance is mainly due to the following factors:

•	A non-recurring non-operating impairment charge of USD 7 million in the year ended December 31, 2020.

•	A non-operating income of USD 5.6 million in relation to the acquisition of arago - in line with ASC 320-10-40-2, upon acquiring arago on February 1, 2021 (see Note 15 of our consolidated financial statement as at December 31, 2021), the unrealized gain of USD 7,349,602 at historical rate from the fair value adjustments of the arago Third Convertible Loan recorded in other comprehensive income up to the date of acquisition was reversed into other non-operating income (see Note 11 of our consolidated financial statement as at December 31, 2021). Additionally, the CHF 1.6 million (USD 1,796,155 at historical rate) cash paid for the acquisition of arago after the acquisition date was recorded as a deduction to other non-operating income because this amount was already included in the fair value of the arago Third Convertible Loan. As a result, a net income of USD 5,553,447 at historical rate was recorded in non-operating income in relation to fair value adjustment on the Third Convertible Loan as a result of the acquisition of a 51% interest in arago.

•	A net foreign exchange gain of USD 0.1 million in the year ended December 31, 2021, compared with a net foreign exchange loss of USD 1.4 million in 2020, hence a net decrease in expenses of USD 1.5 million.

•	An interest expense increased by USD 0.7 million in 2021 compared with 2020 because of the new, interest-bearing L1 Facility and Anson Facility, and the consolidation of the arago’s liabilities which include a loan with Harbert European Specialty Lending Company II S.à r.l. entered into by arago in 2018.

•	An increase in our interest and amortization of debt discount by USD 0.6 million from USD 0.5 million in the year ended December 31, 2020 to USD 1.1 million in 2021 in relation to the accounting of the GTO, L1 and Anson Facilities.

Our Company regularly enters into loan and convertible loan agreements to finance its operations.

Net income / (loss)

As a result of the above factors, the net loss from continuing operations decreased by 17%, or USD 4.8 million, from USD 28.9 million in the year ended December 31, 2020 to USD 24.1 million in the year ended December 31, 2021.

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

The following table provides a reconciliation from operating loss to EBITDA and Adjusted EBITDA for the years ended December 31, 2021 and December 31, 2020.

	12 months ended December 31,
(Million USD)	2021	2020
Operating loss as reported	(26.7)	(18.5)
Non-GAAP adjustments:
Depreciation expense	0.5	1.0
Amortization expense on intangibles	0.5	0.6
EBITDA	(25.7)	(16.9)
Non-GAAP adjustments:
Stock-based compensation	3.8	0.4
M&A-related legal fees	0.9	0.5
Expenses settled in equity	0.1	—
M&A-related professional fees	—	0.1
Listing-related professional fees	0.1	0.1
Adjusted EBITDA	(20.8)	(15.8)

Financial year ended December 31, 2020 compared with financial year ended December 31, 2019

	12 months ended December 31,	12 months ended December 31,	Year-on-Year Variance
USD'000	2020	2019

Net sales	14,779	22,652	-35%
Cost of sales	(8,578)	(13,196)	-33%
Depreciation of production assets	(736)	(325)	126%
Gross profit	5,465	9,456	-42%

Other operating income	43	180	-76%
Research & development expenses	(6,012)	(6,422)	-6%
Selling & marketing expenses	(7,355)	(7,929)	-7%
General & administrative expenses	(10,673)	(15,789)	-32%
Total operating expenses	(23,997)	(29,960)	-20%
Operating income / (loss)	(18,532)	(20,504)	-10%

Non-operating income	1,127	1,918	-41%
Gain / (loss) on derivative liability	44	214	-79%
Gain / (loss) on debt extinguishment	—	(233)	-100%
Interest and amortization of debt discount	(458)	(742)	-38%
Non-operating expenses	(11,079)	(3,670)	23%
Income / (loss) from continuing operations before income tax expense	(28,898)	(23,017)	-3%

Income tax (expense)/recovery	(9)	(13)	-31%
Income/ (loss) from continuing operations, net	(28,907)	(23,030)	-3%

Discontinued operations:
Net sales from discontinued operations	—	1,934	-100%
Cost of sales from discontinued operations	—	(791)	-100%
Total operating and non-operating expenses from discontinued operations	—	(1,801)	-100%
Income tax (expense)/recovery from discontinued operations	—	42	-100%
Gain on disposal of a business, net of tax on disposal	—	31,100	-100%
Income / (loss) on discontinued operations	—	30,484	-100%

Net income / (loss)	(28,907)	7,454	-400%

Less: Net income / (loss) attributable to noncontrolling interests	(248)	(733)	-66%
Net income / (loss) attributable to WISeKey International Holding AG	(28,659)	8,187	-370%

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

The table below shows the breakdown of our revenue by operating segment for the years ended December 31, 2020 and December 31, 2019.

	12 months ended December 31,	12 months ended December 31,	Year-on-Year
USD'000	2020	2019	Variance
IoT segment revenue from external customers	14,317	20,504	-30%
mPKI segment revenue from external customers	462	2,148	-78%
Total IoT segment revenue	14,779	22,652	-35%

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

Conversely, we recorded a decrease in expenses in relation to our financing facilities by USD 0.3 million in 2020 compared with 2019 (derivative liability, debt extinguishment, and interest and amortization of debt discount). In 2020, the Company entered into new financing instruments (see Note 25) without incurring any debt extinguishment expenses (compared to a debt extinguishment expense of USD 0.2 million in 2019). Our interest and amortization of debt discount expense in the year to December 31, 2020 was USD 0.5 million compared with USD 0.7 million in 2019. This decrease was mainly attributable to the fact that most conversions under our convertible facilities occurred long before maturity, which resulted in the corresponding unamortized debt discounts being recorded in Additional Paid-In Capital ("APIC") instead of amortized in the income statement.

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

	12 months ended December 31,
(Million USD)	2020	2019
Operating loss as reported	(18.5)	(20.5)
Non-GAAP adjustments from continuing operations:
Depreciation expense from continuing operations	1.0	0.8
Amortization expense on intangibles from continuing operations	0.6	0.5
EBITDA	(16.9)	(19.2)
Non-GAAP adjustments from continuing operations:
Stock-based compensation	0.4	5.4
M&A-related legal fees	0.5	1.0
M&A-related professional fees	0.1	—
Listing-related professional fees	0.1	0.2
Adjusted EBITDA	(15.8)	(12.6)

Factors affecting our income tax expenses and recovery

For the financial years 2021, 2020 and 2019, income tax at the Swiss statutory rate compared to the Group's income tax expenses as reported is as per table below.

Income taxes at the Swiss statutory rate	As at December 31,	As at December 31,	As at December 31,
USD'000	2021	2020	2019
Net income/(loss) from continuing operations before income tax	(24,187)	(28,898)	(23,017)
Statutory tax rate	14%	14%	24%
Expected income tax (expense)/recovery	3,384	4,043	5,524
Income tax (expense)/recovery	93	(9)	(13)
Change in valuation allowance	(24,710)	(631)	(2,129)
Permanent Difference	(92)	(1)	0
Change in expiration of tax loss carryforwards	21,418	(3,411)	(3,395)
Income tax (expense) / recovery	93	(9)	(13)

As at December 31, 2021 and 2020, our net deferred tax balance was reconciled as follows:

Deferred tax assets and liabilities	As at December 31,	As at December 31,
USD'000	2021	2020
Stock-based compensation	92	1
Defined benefit accrual	748	1,089
Tax loss carry-forwards	36,859	12,655
Deferred Income tax liability	(2,900)	—
Deferred tax liability on change in unrealized gains related to available-for-sale debt securities	—	(753)
Valuation allowance	(37,699)	(12,989)
Deferred tax assets / (liabilities)	(2,900)	3

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

In 2021, the valuation allowance increased by USD 24.7 million is mostly attributable to the increase in tax loss carry-forwards by USD 24.2 million.

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

We do not currently hedge against foreign currency fluctuation.

		12 months ended December 31,
		2021		2020		Year-on-Year Variance
Foreign currency to U.S. Dollar		Closing rate	12-month Average rate	Closing rate	12-month Average rate	Closing rate	12-month Average rate
Swiss Franc	CHF:USD	1.096726	1.094197	1.130846	1.066001	-3.02%	2.65%
Euro	EUR:USD	1.137651	1.183361	1.222811	1.141357	-6.96%	3.68%
Indian Rupee	INR:USD	0.013423	0.013591	0.013697	0.013487	-2.00%	0.77%
Japanese Yen	JPY:USD	0.008967	0.009221	0.009690	0.009367	-7.46%	-1.56%
U.K. Pound Sterling	GBP:USD	1.353583	1.375671	1.366312	1.283296	-0.93%	7.20%
Vietnamese Dong	VND:USD	0.000044	0.000044	N/A	N/A	N/A	N/A
Saudi Riyal	SAR:USD	0.266667	0.266667	N/A	N/A	N/A	N/A
Taiwanese Dollar	TWD:USD	0.036081	0.035814	0.035602	0.033968	1.35%	5.43%

The table below shows the variation in foreign exchange rates used to prepare our financial statements for the financial years ended December 31, 2021, December 31, 2020, and December 31, 2019.

		12 months ended December 31,
		2020		2019		Year-on-Year Variance
Foreign currency to U.S. Dollar		Closing rate	12-month Average rate	Closing rate	12-month Average rate	Closing rate	12-month Average rate
Swiss Franc	CHF:USD	1.130846	1.066001	1.033253	1.006467	9.45%	5.92%
Euro	EUR:USD	1.222811	1.141357	1.122701	1.119921	8.92%	1.91%
Indian Rupee	INR:USD	0.013697	0.013487	0.014027	0.014200	-2.35%	-5.02%
Japanese Yen	JPY:USD	0.009690	0.009367	0.009201	0.009174	5.31%	2.10%
Singapore Dollar	SGD:USD	N/A	N/A	0.743657	0.732963	N/A	N/A
U.K. Pound Sterling	GBP:USD	1.366312	1.283296	1.326752	1.276954	2.98%	0.50%
Taiwanese Dollar	TWD:USD	0.035602	0.033968	0.033396	0.032374	6.61%	4.92%

We do not operate in countries experiencing hyperinflation and assessed the impact of inflation as immaterial to our financial statements.

B.	Liquidity and Capital Resources

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

We had positive working capital of USD 17.8 million as at December 31, 2021. We calculate working capital as our current assets, less our current liabilities. Based on the Group’s cash projections for the next 12 months to April 30, 2023, the Group has sufficient liquidity to fund operations and financial commitments. Note 27 of our consolidated financial statement as at December 31, 2021 describes the sources of funding that the Group can turn to whenever needed.

As at December 31, 2021, we hold cash and cash equivalent and restricted cash in an amount of USD 34.4 million following the cash injection from our financial instruments. We expect to use this liquidity to fund our operations, develop our sales team, and form part of the consideration for future potential merger and acquisition transactions.

Consolidated cash flows

The following table shows information about our cash flows during the financial years ended December 31, 2021, 2020 and 2019 respectively.

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2021	2020	2019

Cash Flows from operating activities:
Net cash provided by (used in) operating activities	(21,791)	(12,550)	(13,891)
Net cash provided by (used in) investing activities	(2,525)	(3,897)	36,626
Net cash provided by (used in) financing activities	36,975	21,482	(17,284)

Effect of exchange rate changes on cash and cash equivalents	(63)	82	41

Cash and cash equivalents
Net increase (decrease) during the period	12,596	5,117	5,492
Balance, beginning of period	21,763	16,646	11,154
Balance, end of period	34,359	21,763	16,646

Reconciliation to balance sheet
Cash and cash equivalents	34,249	19,650	12,121
Restricted cash, current	110	2,113	2,525
Restricted cash, noncurrent	—	—	2,000
Balance, end of period	34,359	21,763	16,646

The following tables provide the details of the cash flows separated between continuing and discontinued activities following the divestiture of QuoVadis.

Continuing operations	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2021	2020	2019
Net cash provided by (used in) operating activities	(21,791)	(12,550)	(14,674)
Net cash provided by (used in) investing activities	(2,525)	(3,897)	36,626
Net cash provided by (used in) financing activities	36,975	21,482	(17,284)

Discontinued operations	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2021	2020	2019
Net cash provided by (used in) operating activities	—	—	783
Net cash provided by (used in) investing activities	—	—	—
Net cash provided by (used in) financing activities	—	—	—

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

Level of borrowing

As at December 31, 2021, we held short-term notes payable in an amount of USD 6,249,183, and long–term notes payable in an amount of USD 458,322. The section below gives the detail of the financial instruments used by the company.

Financial instruments

The following financial instruments are those that were in use and disclosed in our balance sheet and notes as at December 31, 2021.

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

In 2019, WISeKey made 5 drawdowns for a total of CHF 1,107,931 (USD 1,111,764 at historical rate) in exchange for a total of 490,814 WIHN Class B Shares issued out of treasury share capital.

In 2020, WISeKey made 6 drawdowns for a total of CHF 1,134,246 (USD 1,208,569 at historical rate) in exchange for a total of 889,845 WIHN Class B Shares issued out of treasury share capital.

In 2021, WISeKey made one drawdown on April 15, 2021 for CHF 363,876 (USD 380,568 at historical rate) in exchange for 219,599 WIHN Class B Shares issued out of treasury share capital.

The amortization charge for the capitalized fee recognized in APIC amounted to USD 30,188 for the year 2021. As at December 31, 2021, the deferred charge balance was fully amortized.

As at December 31, 2021, the outstanding equity financing available was CHF 45,643,955.

Credit Agreement with ExWorks Capital Fund I, L.P

On April 04, 2019 WISeCoin, an affiliate of the Company, signed a credit agreement with ExWorks. Under this credit agreement, WISeCoin was granted a USD 4,000,000 term loan and may add up to USD 80,000 accrued interest to the loan principal, hence a maximum loan amount of USD 4,080,000. The loan bears an interest rate of 10% p.a. payable monthly in arrears. The maturity date of the arrangement was April 4, 2020 therefore all outstanding balances are classified as current liabilities in the balance sheet. ExWorks can elect to have part of or all of the principal loan amount and interests paid either in cash or in WISeCoin tokens as may be issued by WISeCoin from time to time. As at June 30, 2019, the conversion price was set at CHF 12.42 per WISeCoin token based on a non-legally binding term sheet.

Under the terms of the ExWorks credit agreement, WISeCoin is required to not enter into agreements that would result in liens on property, assets or controlled subsidiaries, in indebtedness other than the exceptions listed in the credit agreement, in mergers, consolidations, organizational changes except with an affiliate, contingent and third party liabilities, any substantial change in the nature of its business, restricted payments, insider transactions, certain debt payments, certain agreements, negative pledge, asset transfer other than sale of assets in the ordinary course of business, or holding or acquiring shares and/or quotas in another person other than WISeCoin R&D. Furthermore, WISeCoin is required to maintain its existence, pay all taxes and other liabilities.

Borrowings under the ExWorks line of credit are secured by first ranking security interests on all material assets and personal property of WISeCoin, and a pledge over the shares in WISeCoin representing 90% of the capital held by the Company. Under certain circumstances, additional security may be granted over the intellectual property rights of WISeCoin and WISeCoin R&D, and the shares held by WISeCoin in WISeCoin R&D.

Total debt issue costs of USD 160,000 were recorded as debt discount and amortized over the duration of the loan. As at December 31, 2020, the debt discount was fully amortized.

As at December 31, 2021, the loan had not been repaid and the outstanding borrowings were USD 4,030,000, meaning that the loan is past due under the terms of the credit agreement with ExWorks. The Company is currently in negotiation with ExWorks regarding a potential sale of its investment in Tarmin, a company in which ExWorks is also a significant shareholder (see Note 21 of our consolidated financial statement as at December 31, 2021). It is the view of the management of the Company that the sale of the investment in Tarmin and the repayment of the credit agreement are codependent and therefore the loan will be repaid at such time as the investment is sold. ExWorks continues to charge interest on the loan at the rate of 10% p.a. and has not launched any formal recovery proceedings as of the date of this report.

Loan Agreements with UBS SA

On March 26, 2020, two members of the Group entered into the COVID-19 UBS loans to borrow funds under the Swiss Government supported COVID-19 Credit Facility with UBS SA. Under the terms of the Agreement, UBS has lent such Group members a total of CHF 571,500. The loans are repayable in full on March 30, 2028. Semi-annual repayments will start from March 31, 2022, and will be spread on a linear basis over the remaining term. The full repayment of the loans is permitted at any time. The interest rate is determined by Swiss COVID-19 Law and currently the Covid loans carry an interest rate of 0%. There were no fees or costs attributed to the Covid loans and as such there is no debt discount of debt premium associated with the loan facility.

Under the terms of the loans, the relevant companies are required to use the funds solely to cover the liquidity requirements of the relevant companies. In particular, the relevant companies cannot use the funds for the distribution of dividends or directors' fees, the repayment of capital contributions, the granting of active loans, the refinancing of private or shareholder loans, the repayment of intra-group loans, or the transfer of guaranteed loans to a Group company not having its registered office in Switzerland, whether directly or indirectly linked to the borrowing companies.

During the year to December 31, 2021, WISeKey repaid CHF 70,000 of the COVID-19 UBS loans. Therefore, as at December 31, 2021, the outstanding balance on these loans was CHF 501,500 (USD 550,008).

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

In 2020, WISeKey drew a total of CHF 8,916,889 (USD 9,693,283 at historical rate) under the Nice & Green Facility, which was fully converted in the year 2020. As at December 31, 2020, the loan commitment available under the Nice & Green Facility was CHF 1,083,111 (USD 1,224,832) and there were no unconverted outstanding loan amounts.

During the year to December 31, 2021 the Group did not make any draws under the Nice & Green Facility. Therefore, as at December 31, 2021 the available commitment under the Nice & Green Facility available was CHF 1,083,111 (USD 1,187,876) and there were no unconverted outstanding loan amounts.

Credit Agreement with L1 Capital Global Opportunities Master Fund

On June 29,2021, WISeKey entered into the L1 Facility, an Agreement for the Subscription of up to $22M Convertible Notes with L1 Capital, pursuant to which L1 commits to lend to WISeKey up to a maximum amount of USD 22 million divided into tranches of variable sizes, during a commitment period of 24 months ending June 28, 2023. The L1 Initial Tranche was agreed in the L1 Facility agreement as USD 11 million funded on June 29, 2021. For the remaining L1 Facility, WISeKey has the right to request L1 to subscribe for four additional note tranches of USD 2,750,000 each or any other amount agreed between the parties, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into convertible notes of USD 100,000 each that bear interest of 6% per annum. Subject to a cash redemption right of WISeKey, the L1 convertible notes are mandatorily convertible into WIHN Class B Shares within a period of 24 months from issuance (the “L1 Conversion Period”). Conversion takes place upon request by L1 during the L1 Conversion Period, but in any case no later than at the expiry of the L1 Conversion Period. Each calendar month, L1 can request conversion of up to 12.5% of the principal amount of all issued tranches at a conversion price of 95% of the lowest daily volume-weighted average price of a Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date, and , should L1 wish to convert more than 12.5% of the principal amount of all issued tranches in a calendar month, the conversion price for the additional converted amounts is set at the higher of (i) the Fixed Conversion price applicable to relevant tranche, and (ii) 95% of the lowest daily volume-weighted average price of a Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date (the “Original L1 Conversion Price”).

Due to L1’s option to convert the loan in part or in full at any time before maturity, the L1 Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that L1 will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the L1 Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Debt issue costs made up of legal expenses of USD 36,745, a commission of USD 802,500 to the placement agent, a fee of USD 220,000 to L1 representing 2% of the principal value of the initial tranche, and a subscription fee of USD 220,000 to L1 representing 2% of the principal value of the initial tranche payable in WIHN Class B Shares were due upon issuance of the Initial Tranche and recorded as a debt discount against the L1 initial tranche principal amount. The subscription fee was paid in 145,953 WIHN Class B Shares and was fair valued at CHF 183,901 (USD 200,871) based on the market value of the shares at issuance. Upon subscription of each subsequent tranche under the L1 Facility, debt issue costs corresponding to the fair value of the L1 subscription fee payable in WIHN Class B Shares representing 2% of the principal value of the subscribed funds and an L1 fee representing 2% of the principal value of the subscribed funds will be recorded as a debt discount against each tranche.

On September 27, 2021, WISeKey and L1 entered into the L1 First Amendment, pursuant to which WISeKey has the right to request L1 to subscribe for four “L1 Accelerated Tranches” of between USD 1 million and USD 2,750,000 each or any other amount agreed between the parties, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. The terms and conditions of the L1 Accelerated Tranches issued under the L1 First Amendment remain the same as the terms and conditions of the L1 Facility except for the conversion price of the L1 Accelerated Tranches which is set at 90% of the lowest daily volume-weighted average price of a Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date, regardless of the conversion amount (the “New L1 Conversion Price”).

In line with ASC 470-50-15-3, the New L1 Conversion Price under the L1 First Amendment was assessed as a change to the conversion privileges provided in the L1 Facility for the purpose of inducing conversion, whereby the New L1 Conversion Price provides a reduction of the Original L1 Conversion Price and results in the issuance of additional WIHN Class B Shares, which is governed by ASC 470-20-40. Therefore, in line with ASC 470-20-40-16 and ASC 470-20-40-17, for conversions of L1 Accelerated Tranches, we recognize the fair value of the additional shares delivered by applying the New L1 Conversion Price in comparison with the Original L1 Conversion Price as an expense to the income statement classified as debt conversion expense.

Additionally, per the terms of the L1 Facility, upon each tranche subscription under the L1 Facility and the L1 First Amendment, WISeKey will grant L1 the option to acquire WIHN Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WIHN Class B Shares on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 5.00. The number of warrants granted at each tranche subscription is calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. In line with ASC 470-20-25-2, for each subscription, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of WIHN Class B Shares on the date of the subscription. The fair value of the debt is calculated using the discounted cash flow method.

During the year to December 31, 2021, WISeKey made a total of six subscriptions under the L1 Facility and the L1 First Amendment as follows:

-          The L1 Initial Tranche for convertibles notes in the amount of USD 11 million was issued on June 29, 2021. The funds were received on July 1, 2021. On June 29, 2021, in line with the terms of the L1 Facility, WISeKey issued L1 with 1,817,077 warrants on WIHN Class B Shares at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 296,208 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 1.39. The fair value of the debt was calculated using the discounted cash flow method as USD 11,354,678. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 279,660, and the credit entry was booked in APIC.

-          On September 28, 2021, an L1 Accelerated Tranche for convertibles notes in the amount USD 1 million. The funds were received on September 30, 2021. On September 28, 2021, in line with the terms of the L1 Facility, WISeKey issued L1 with 173,267 warrants on WIHN Class B Shares at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 35,462 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 1.25. The fair value of the debt was calculated using the discounted cash flow method as USD 1,077,265. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 31,869, and the credit entry was booked in APIC.

-          On October 20, 2021, an L1 Accelerated Tranche for convertibles notes in the amount USD 1 million. The funds were received on October 21, 2021. On October 20, 2021, in line with the terms of the L1 Facility, WISeKey issued L1 with 207,726 warrants on WIHN Class B Shares at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 33,877 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 1.12. The fair value of the debt was calculated using the discounted cash flow method as USD 1,077,408. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 30,485, and the credit entry was booked in APIC.

-          On October 27, 2021, an L1 Accelerated Tranche for convertibles notes in the amount USD 2 million. The funds were received on October 28, 2021. On October 27, 2021, in line with the terms of the L1 Facility, WISeKey issued L1 with 384,261 warrants on WIHN Class B Shares at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 62,777 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 1.12. The fair value of the debt was calculated using the discounted cash flow method as USD 2,154,556. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 56,624, and the credit entry was booked in APIC.

-          On November 5, 2021, an L1 Accelerated Tranche for convertibles notes in the amount USD 1 million. The funds were received on November 9, 2021. On November 5, 2021, in line with the terms of the L1 Facility, WISeKey issued L1 with 209,287 warrants on WIHN Class B Shares at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 29,792 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 1.075. The fair value of the debt was calculated using the discounted cash flow method as USD 1,077,708. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 26,900, and the credit entry was booked in APIC.

-          On December 21, 2021, an L1 Accelerated Tranche for convertibles notes in the amount USD 1 million. The funds were received on December 22, 2021. On December 21, 2021, in line with the terms of the L1 Facility, WISeKey issued L1 with 287,345 warrants on WIHN Class B Shares at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 21,756 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 0.814. The fair value of the debt was calculated using the discounted cash flow method as USD 1,077,404. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 19,793, and the credit entry was booked in APIC.

During the year ended December 31, 2021, L1 converted a total of USD 8.2 million out of the L1 Initial Tranche and USD 5.3 million out of the L1 Accelerated Tranches, resulting in the delivery of a total of 11,858,831 WIHN Class B Shares. A debt discount charge of USD 185,528 was amortized to the income statement, a debt conversion expense of USD 325,424 was recorded in the income statement, and unamortized debt discounts totaling USD 1,376,983 were booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2021, the available balance on the L1 Facility was USD 5 million. Convertible notes in an aggregate amount of USD 3.5 million remained unconverted and the unamortized debt discount balance was USD 388,403, hence a carrying value of USD 3,111,597 as at December 31, 2021.

Credit Agreement with Anson Investments Master Fund LP

On June 29, 2021, WISeKey entered into an Agreement for the Issuance and Subscription of Convertible Notes (the “Anson Facility”) with Anson Investments Master Fund LP (“Anson”), pursuant to which Anson commits to lend to WISeKey up to a maximum amount of USD 22 million divided into tranches of variable sizes, during a commitment period of 24 months ending June 28, 2023. The initial tranche was agreed in the Anson Facility agreement as USD 11 million to be funded on June 29, 2021 (the “Initial Tranche”). For the remaining facility, WISeKey has the right to request Anson to subscribe for four additional note tranches of USD 2,750,000 each or any other amount agreed between the parties, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into convertible notes of USD 100,000 each that bear interest of 6% per annum. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares within a period of 24 months from issuance (the “Anson Conversion Period”). Conversion takes place upon request by Anson during the Anson Conversion Period, but in any case no later than at the expiry of the Anson Conversion Period. Each calendar month, Anson can request conversion of up to 12.5% of the principal amount of all issued tranches at a conversion price of 95% of the lowest daily volume-weighted average price of a Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date, and, should Anson wish to convert more than 12.5% of the principal amount of all issued tranches in a calendar month, the conversion price for the additional converted amounts is set at the higher of (i) the Fixed Conversion price applicable to relevant tranche, and (ii) 95% of the lowest daily volume-weighted average price of a Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date (the “Original Anson Conversion Price”).

Due to Anson’s option to convert the loan in part or in full at any time before maturity, the Anson Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that Anson will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the Anson Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Debt issue costs made up of legal expenses of USD 4,197, a commission of USD 802,500 to the placement agent, a fee of USD 220,000 to Anson representing 2% of the principal value of the initial tranche, and a subscription fee of USD 220,000 to Anson representing 2% of the principal value of the initial tranche payable in WIHN Class B Shares were due upon issuance of the Initial Tranche and recorded as a debt discount against the Anson Initial Tranche principal amount. The subscription fee was paid in 145,953 WIHN Class B Shares and was fair valued at CHF 183,901 (USD 200,871) based on the market value of the shares at issuance. Upon subscription of each subsequent tranche under the Anson Facility, debt issue costs corresponding to the fair value of the Anson subscription fee payable in WIHN Class B Shares representing 2% of the principal value of the subscribed funds and an Anson fee representing 2% of the principal value of the subscribed funds will be recorded as a debt discount against each tranche.

On September 27, 2021, WISeKey and Anson entered into the Anson First Amendment, pursuant to which WISeKey has the right to request Anson to subscribe for four Anson Accelerated Tranches of between USD 1 million and USD 2,750,000 each or any other amount agreed between the parties, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. The terms and conditions of the Anson Accelerated Tranches issued under the Anson First Amendment remain the same as the terms and conditions of the Anson Facility except for the conversion price of the Anson Accelerated Tranches which is set at 90% of the lowest daily volume-weighted average price of a Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date, regardless of the conversion amount (the “New Anson Conversion Price”).

In line with ASC 470-50-15-3, the New Anson Conversion Price under the Anson First Amendment was assessed as a change to the conversion privileges provided in the Anson Facility for the purpose of inducing conversion, whereby the New Anson Conversion Price provides a reduction of the Original Anson Conversion Price and results in the issuance of additional WIHN Class B Shares, which is governed by ASC 470-20-40. Therefore, in line with ASC 470-20-40-16 and ASC 470-20-40-17, for conversions of Anson Accelerated Tranches, we recognize the fair value of the additional shares delivered by applying the New Anson Conversion Price in comparison with the Original Anson Conversion Price as an expense to the income statement classified as debt conversion expense.

Additionally, per the terms of the Anson Facility, upon each tranche subscription under the Anson Facility and the Anson First Amendment, WISeKey will grant Anson the option to acquire WIHN Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WIHN Class B Shares on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 5.00. The number of warrants granted at each tranche subscription is calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. In line with ASC 470-20-25-2, for each subscription, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of WIHN Class B Shares on the date of the subscription. The fair value of the debt is calculated using the discounted cash flow method.

During the year to December 31, 2021, WISeKey made a total of three subscriptions under the Anson Facility and the Anson First Amendment as follows:

-          The Anson Initial Tranche for convertibles notes in the amount of USD 11 million was issued on June 29, 2021. The funds were received on June 29, 2021. On June 29, 2021, in line with the terms of the Anson Facility, WISeKey issued Anson with 1,817,077 warrants on WIHN Class B Shares at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 296,208 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 1.39. The fair value of the debt was calculated using the discounted cash flow method as USD 11,354,678. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 279,660, and the credit entry was booked in APIC.

-          On September 28, 2021, an Anson Accelerated Tranche for convertibles notes in the amount USD 2.75 million. The funds were received on September 28, 2021. On September 28, 2021, in line with the terms of the Anson Facility, WISeKey issued Anson with 476,486 warrants on WIHN Class B Shares at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 97,520 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 1.25. The fair value of the debt was calculated using the discounted cash flow method as USD 2,822,613. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 91,838, and the credit entry was booked in APIC.

-          On October 27, 2021, an Anson Accelerated Tranche for convertibles notes in the amount USD 2.75 million. The funds were received on October 28, 2021. On October 27, 2021, in line with the terms of the Anson Facility, WISeKey issued Anson with 528,359 warrants on WIHN Class B Shares at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 86,318 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 1.12. The fair value of the debt was calculated using the discounted cash flow method as USD 2,822,789. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 81,597, and the credit entry was booked in APIC.

During the year ended December 31, 2021, Anson converted a total of USD 9.8 million out of the Anson Initial Tranche, resulting in the delivery of a total of 8,228,262 WIHN Class B Shares. There was no conversion out of the Anson Accelerated Tranches. A debt discount charge of USD 248,449 was amortized to the income statement, and unamortized debt discounts totaling USD 1,182,876 were booked to APIC on conversions as per ASC 470-02-40-4. There was no debt conversion expense recorded in the income statement in the year ended December 31, 2021

As at December 31, 2021, the available balance on the Anson Facility was USD 5.5 million. Convertible notes in an aggregate amount of USD 6.7 million remained unconverted and the unamortized debt discount balance was USD 762,858, hence a carrying value of USD 5,937,142 as at December 31, 2021.

Material cash requirements from known contractual and other obligations

The following table sets forth our known contractual and other cash payment obligations as at December 31, 2021 in USD'000s:

	Payments due by period
Material cash requirements	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
Operating and short-term lease obligations	4,278	1,040	1,630	1,140	468
Finance lease obligations	61	61	—	—	—
Debt repayable in cash and interests from convertible note obligations	5,615	4,740	600	183	92
Total material cash requirements	9,954	5,841	2,230	1,323	560

C.	Research and Development, Patents and Licenses, Etc.

WISeKey's research and development spending totaled USD 5.6 million in the year ended December 31, 2021, USD 6.0 million in the year ended December 31, 2020 and USD 6.4 million in the year ended December 31, 2019. As mentioned in Item 3.D. Risk Factors, we need to keep pace with changing technologies in order to maintain and grow our revenue. We currently own 88 individual patents which preserve our technology. Our spending in research and development includes the development of future technologies that we will register legally in the future to develop our patent portfolio and ensure that competitors cannot replicate our technology easily.

Quantum computing may threaten the resilience of current cryptography against attacks during the current lifespan of hardware. Certainly in case our secure modules are embedded in larger systems and/or deployed on remote locations such as. for smart meter and satellite deployments.

WISeKey is therefore conducting R&D offer protection against attacks executed with quantum computers. Our R&D will turn the threat of quantum computing into a competitive advantage. Our R&D activities include following up with the U.S. National Institute of Standards and Technology (NIST), part of the U.S. Department of Commerce, on their final round of selecting encryption and digital signature post-quantum algorithms. We also build agility into our crypto libraries by embracing several post-quantum crypto primitives.

New Patent Applications

In 2021, WISeKey filed 3 patent applications in France with the French National Industrial Property Institute (INPI - Institut National de la Propriété Industrielle):

- “Process for the manufacturing of a contactless module”

- “Contactless Module with a configurable antenna coil”

- “Authentication process of connected objects”

Patent Grants

Seven patents were granted to WISeKey in 2021: two in France, two in Brazil, two in China and one in Europe. The European patent was validated in Germany, France, the United Kingdom and Switzerland.

D.	Trend Information

Our growth strategy and industry trends are detailed in Item 3. B. Business Overview. The uncertainties and material commitments such as financial instruments that are likely to have a material effect on the companies' financial condition are described in Item 3. D. Risk Factors and Item 5.B. Liquidity and Capital resources.

The processor industry sees rapid growth and adoption of RISC-V based processors. WISeKey has developed its own RISC-V based secure core which will be used as the foundation of our next hardware generation platform.

A major trend of the Secure Element industry is the announcement of the FIPS 140-3 standard which implement a “Side Channel Assessment” of the components which apply to this standard, in order to test their resistance. WISeKey has launch the development of the VaultIC408, a new version of its Vautlt-IC line of product, which will comply with this standard.

E.	Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires us to make judgments, estimates, and assumptions that affect reported amounts of assets, liabilities, sales and expenses, and the disclosure of contingent assets and liabilities.

We consider an accounting estimate critical if it: (i) requires management to make judgments and estimates about matters that are inherently uncertain; and (ii) is important to an understanding of our financial condition and operating results.

We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Although these estimates are based on management's best knowledge of current events and actions that may impact us in the future, actual results could differ from those estimates. Management has discussed the development, selection and disclosure of these critical accounting estimates with the Audit Committee of the Board of Directors.

We believe the following accounting estimates are most critical to our business operations and to an understanding of our financial condition and results of operations and reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Inventory Valuation

Due to the long manufacturing cycle in the semiconductor industry, we must order components for our products and build inventory in advance of customer orders.

We record inventories at the lower of cost and net realizable value and record write-downs of inventories that are obsolete or in excess of anticipated demand or net realizable value. The Group records write-downs on inventory based on an analysis of obsolescence or a comparison to the anticipated demand or market value based on a consideration of marketability and product maturity, demand forecasts, historical trends and assumptions about future demand and market conditions.

Accounting for Income Taxes

We operate in multiple countries and our profits are taxed pursuant to the tax laws of these countries. Our income tax rate may be affected by the changes in or interpretations of tax laws and tax agreements in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical mix of income and expense, and changes in our assessment of matters such as the ability to realize deferred tax assets.

We must also assess temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet.

We assess the likelihood that our deferred tax assets will be recovered from future taxable income, considering, in particular, historical results before income tax expense. When we determine that it is not more likely than not that we will realize all or part of our deferred tax assets, an adjustment is charged to earnings in the period when such determination is made. Likewise, if we later determine that it is more likely than not that all or a part of our deferred tax assets would be realized, the previously provided valuation allowance would be reversed.

Business Acquisitions

Accounting for business acquisitions requires us to make significant estimates and assumptions, especially at the acquisition date with respect to tangible and intangible assets acquired, liabilities assumed, pre-acquisition contingencies, and the valuation of non-cash consideration. We use our best estimates and assumptions to accurately assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date, and to determine the fair value of non-cash consideration components.

Examples of critical estimates in valuing certain intangible assets and goodwill we have acquired and liabilities we have assumed include but are not limited to:

• assumptions regarding the estimated useful life of the acquired intangibles;

• discount rates;

• projected risk-based net revenues forecast; and

• assumptions regarding equity conversions based on the market price of WISeKey share.

Impairment assessment

Goodwill and other indefinite-lived intangible assets are subject to impairment analysis at least once annually.

Our impairment analysis is based on assumptions regarding future cash flows generated by the element under review, residual value of this element, discount rates and comparison with peers.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the name, date of birth and functions of our non-executive and executive directors, and our senior management as at the date of this annual report. Unless otherwise indicated, the current business address for our executive officers and directors is General-Guisan-Strasse 6, 6300 Zug, Switzerland. Our non-executive and executive directors are elected annually and individually as a matter of law by the shareholders at each Annual General Meeting of the shareholders for a term extending up until the following Annual General Meeting of the shareholders. The last Annual General Meeting of the shareholders was on May 25, 2021.

Name	Date of birth	Functions in WISeKey	Date first appointed
Non-Executive Directors
Philippe Doubre	March 24, 1935	Board Member, Member of the Nomination and Compensation Committee	March 21, 2016 (1999*)
David Fergusson	August 15, 1960	Board Member, Chairman of the Nomination and Compensation Committee, Member of the Audit Committee	May 31, 2017
Jean-Philippe Ladisa	August 1, 1963	Board Member, Chairman of the Audit Committee	May 15, 2020
Eric Pellaton	March 25, 1959	Board Member, Member of the Nomination and Compensation Committee	May 15, 2020

Executive Directors
Carlos Moreira	September 1, 1958	Chairman of the Board of Directors, Member of the Strategy Committee, Founder and Chief Executive Officer	March 21, 2016 (1999*)
Peter Ward	January 5, 1952	Board Member, Member of the Strategy Committee, Chief Financial Officer	March 21, 2016 (2012*)
Hans-Christian Boos	October 2, 1972	Board Member, Chief Technology Officer	January 28, 2021

Senior Management
Pedro Fuentes Perez	November 12, 1969	Chief Security Officer	August 1, 2016
Pierre Maudet	March 6, 1978	Chief Digital Transformation Officer	May 1, 2021
Carlos Moreno	March 9, 1964	Vice President of Strategic Partnerships	July 15, 2006*
John O’Hara	April 15, 1977	International Financial Controller	November 1, 2018
Nathalie Verjus	February 19, 1975	Company Secretary and Financial Planning & Reporting Manager	November 1, 2016
Bernard Vian	March 22, 1967	General Manager of WISeKey Semiconductors	September 21, 2016**
Alexander Zinser	July 17, 1969	Chief Legal Officer	April 9, 2018

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

David Fergusson has served as a member of our board since 2017. Since 2018, Mr. Fergusson has served as Executive Managing Director - M&A, for Generational Equity, the largest volume middle-market M&A investment banking advisory firm in North America. Based in New York, he also heads the company’s Technology Practice Group and Cross Border Practice Group. Prior to joining Generational Equity, from 2010 until 2018, Mr. Fergusson was the CEO and President of The M&A Advisor where he led global think tank services: market intelligence publishing, media, event and consulting, for the firm’s constituency of over 350,000 finance industry professionals, from their offices in New York and London. As a partner in Paradigm Capital Management, Mr. Fergusson conducted over 25 acquisitions as an investor. In 2013, Mr. Fergusson founded the global Corporate Finance Emerging Leaders program, which engages future global business stalwarts to affect significant change through social innovation. A pioneer in cross border mergers and acquisitions between the United States and China, he was recognized with the 2017 M&A Leadership Award and the 2019 Lifetime Achievement Award from the China Mergers & Acquisitions Association and is Co-Chairman of the Global M&A Council of 18 member countries. Mr. Fergusson is a respected speaker on the subjects of financial services and corporate transformation and social innovation at prominent educational institutions including Cambridge, Columbia, Harvard, MIT and Cornell; a participant in leadership assemblies including the Vatican, World Economic Forum at Davos, World Bank and the International Monetary Fund; and a frequent contributor to major media organizations. He is also the editor of 5 annual editions of the mergers and acquisitions handbook - “The Best Practices of The Best Dealmakers” series with a readership of more than 500,000 in over 60 countries. Mr. Fergusson is also the co-author of the bestselling book and forthcoming CNBC TV series - “The transHuman Code”. Recipient of the 2015 Albert Schweitzer Leadership Award for his work in global youth leadership development, Mr. Fergusson is a Trustee and former President of Hugh O’Brien Youth Leadership (HOBY), the world’s largest social leadership foundation for high school students. Mr. Fergusson is also a founding member of the City of London's Guild of Entrepreneurs, a member of British American Business, and of the Association for Corporate Growth (ACG). Mr. Fergusson is a graduate of Kings College School and the University of Guelph where he earned a Bachelor of Arts in Political Studies.

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

Hans-Christian Boos is has served as a member of the Board since January 2021 and as our Chief Technology Officer since February 2021. Mr. Boos is the founder of arago GmbH and has been its managing director since its establishment in 1995. Mr. Boos serves as member of the board of directors of OK2Roam based in the United Kingdom since 2020, as a board advisor for SEKAI based in Malta since 2021, as adviser to the Federal Government of Germany since 2017 and to Alpha Invest Capital based in Luxembourg since 2018. Mr. Boos also serves as curator of the Deutsche Telekom Stiftung since 2020. An expert in graph theory and decision systems, Hans-Christian Boos studied computer sciences at ETH Zurich, Switzerland, as well as at the Technical University of Darmstadt, Germany. Mr. Boos did research in U.S. and European institutions and was awarded the John F. Kennedy National Leadership Award in 2003 for exceptional achievements in the IT sector.

Senior Management

Pedro Fuentes Perez serves as our Chief Security Officer. Mr. Fuentes is responsible for the PKI platforms and compliance, ensuring the worldwide accreditation of WISeKey's certification services, our product strategy, leading projects and customer support worldwide. He is a senior specialist in information security and PKI in particular with more than 20 years of active work in these areas as a certified professional (CISM, ISO27000, MSCP and others). Mr. Fuentes joined WISeKey in 2009 to reinforce the eSecurity Business Unit. Prior to joining WISeKey, he worked at Siemens as responsible for the cybersecurity product line for southern Europe, managing key projects for national identity and leveraging eGovernance services through the integration of eSecurity techniques in business processes. Mr. Fuentes obtained a high degree in Computer Science from the Polytechnic University of Valencia, Spain.

Pierre Maudet is our Chief Digital Transformation Officer. A direct report to the CEO, Mr. Maudet acts as a facilitator, introducing new business opportunities and boosting business leads, in an environment of constant innovation and adaptation to a digital society in profound mutation. Mr. Maudet has a very good knowledge of the political field and is a fine analyst of digital change. Prior to joining WISeKey in 2021, Mr. Maudet held numerous elective offices. He has accumulated nearly 15 years of experience as a magistrate, first as Mayor of Geneva (2007-2012) and then as State Councilor (Minister) of Geneva in charge of security, economy and digital technology. Prior to his elective mandates, Mr. Maudet held senior positions in the Swiss army, and worked as a freelancer in the event industry. Mr. Maudet qualified with a Master’s degree in law from the University of Fribourg, Switzerland.

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

John O’Hara serves as our International Financial Controller. A qualified chartered accountant, Mr. O’Hara has many years of experience in Controllership, Financial Planning and Analysis and Finance Transformation. Prior to joining WISeKey in 2018, Mr. O’Hara worked for Jesuit Worldwide Learning, where he served as the Global Financial Controller. Prior to joining Jesuit Worldwide Learning, Mr. O’Hara spent three years with Deloitte LLP as the Finance Director for their Tax service line. Prior to joining Deloitte, Mr. O’Hara served as the Financial Controller for Marsh and McLennan Companies for seven years. Prior to joining Marsh and McLennan Companies, Mr. O’Hara served as the Group Accountant for Chelsea FC plc for three years. Prior to joining Chelsea FC plc, Mr. O’Hara worked for Grant Thornton LLP in the audit department for six years. In addition to his chartered accountant qualification (FCA) with the Institute of Chartered Accountants in England and Wales (ICAEW), UK, Mr. O’Hara holds a BA (Hons) in Economics from Durham University, UK.

Nathalie Verjus serves as our Company Secretary and Financial Planning & Reporting Manager. A qualified chartered accountant, Ms. Verjus has a solid background in compliance and finance, combined with project management and operational experience. Prior to joining WISeKey in 2016, Ms. Verjus worked for Tyco International, where she served as EMEA Controllership Senior Manager, then Finance Transformation Senior Project Manager, before becoming Operational Excellence Lead and Head of a Business Unit. Prior to joining Tyco International, Ms. Verjus spent four years with PricewaterhouseCoopers UK in Audit and Risk Assurance. Prior to joining PricewaterhouseCoopers, Ms. Verjus served as Project Manager and Export Administration Manager for NACCO Industries. In addition to her chartered accountant qualification (ACA) with the Institute of Chartered Accountants in England and Wales (ICAEW), UK, Ms. Verjus holds an MA in International Business Administration for Bournemouth University, UK, and a Master’s in International Business from the EDC Paris Business School in Paris, France.

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

Potential arrangements

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management, other than the election of Hans-Christian Boos who was put forward for election as a director in the context of the acquisition by WISeKey of a 51% shareholding in arago, which, prior to this transaction, was 100% indirectly owned by Mr. Boos. We also note that Carlos Moreira has a significant shareholding in our company as disclosed in Item 7A. Major Shareholders.

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

In the year ended December 31, 2021, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities was CHF 9,209,000 (USD 10,076,460 at annual average rate). However, we note that the executive management compensation included compensation in relation to prior fiscal periods as detailed below, and the compensation of the Board of Directors did not include option agreements sent to our directors but not fully executed by them as detailed below. In the year ended December 31, 2021, the compensation of Carlos Moreira, as the company's highest paid executive, was CHF 5,555,000 (USD 6,078,264 at annual average rate), including CHF 3,235,000 (USD 3,539,727 at annual average rate) in relation to prior fiscal periods.

The tables below show the amount of compensation paid and benefits in kind granted to our non-executive and executive directors for the year ended December 31, 2021 as disclosed in our 2021 annual report, as well as the breakdown of the compensation relating to prior fiscal periods to the executive management. Options granted to our non-executive and executive directors in the year ended December 31, 2021 and not yet exercised as at December 31, 2021 are listed in Item 6.E. Share Ownership.

Compensation of the Board of Directors of WISeKey International Holding AG
for the 12 months ending December 31, 2021

CHF'000 [1]	Function	Board Fee[2]	Additional Fees[3]	Other Stock Based Compensation[4]	Total Compensation
Hans-Christian Boos[6]	Board Member	—	325	—	325
Philippe Doubre[7]	Board Member, NCC[5] Member	64	—	100	164
David Fergusson	Board Member, NCC Chairman, Audit Committee Member	71	—	—	71
Jean-Philippe Ladisa	Board Member, Audit Committee Chairman	94	—	—	94
Eric Pellaton	Board Member, NCC Member	77	—	—	77
Total Board Members		306	325	100	731

1	Board members are remunerated in Swiss Francs (CHF).
2

Board fees can be paid in a mix of cash and options.
The cash fee voted by the Board as remuneration to Board Members is disclosed in application of the accrual-based principle if not paid as at the end of the reporting period. In 2021, Board members received their full cash compensation up until December 31, 2021.

Options are deemed granted in line with US GAAP standards when both parties, WISeKey and the Director, have acknowledged the grant. Per company practice, this is materialized by the signature of the option grant agreement. In 2021, some option grant agreements relating to fiscal year 2021 were not signed by Directors. As such they are not deemed granted and are not accounted for in the financial statements of fiscal year 2021 and are not included in the above table.

3	Additional fees relate to services other than Board duties rendered to the Company.
4	Other stock based compensation refers to stock based compensation for services other than Board services.
The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, using the market price of WIHN shares at the relevant date. Options are deemed granted in line with US GAAP standards when both parties, WISeKey and the Director, have acknowledged the grant. Per company practice, this is materialized by the signature of the option grant agreement.
5	Nomination & Compensation Committee
6	The amount disclosed under Additional Fees for Mr. Boos relates to his compensation as employee of arago GmbH, as recorded in the consolidated financial statements of the WISeKey Group since the acquisition of a controlling interest into arago GmbH, i.e., for the period from February 1, 2021 to December 31, 2021.
7	The amount disclosed under Other Stock Based Compensation for Mr. Doubre relates to consulting services rendered to WISeKey.

We note that the following option agreements sent to members of the Board during fiscal year 2021 and in relation to fiscal year 2021 were not signed by the respective director and therefore not deemed granted in line with US GAAP standards. As such, these were not recorded in our audited consolidated financial statements for fiscal year 2021 and are not included in the Board fee disclosed in the table presented in section 5.1. We provide below the estimated value of these ungranted options based on the market price of a Class B Share on December 31, 2021, however the actual grant amount may differ significantly on the date the options are deemed granted.

•	The option agreements sent Mr. David Fergusson for the full year 2021 were not signed. Based on the market price of a Class B Share on December 31, 2021, the grant would represent an estimate expense of CHF 23,266.

•	The option agreement sent Mr. Philippe Doubre for the period from October 1, 2021 to December 31, 2021 was not signed. Based on the market price of a Class B Share on December 31, 2021, the grant would represent an estimate expense of CHF 8,212.

•	The option agreement sent Mr. Eric Pellaton for the period from October 1, 2021 to December 31, 2021 was not signed. Based on the market price of a Class B Share on December 31, 2021, the grant would represent an estimate expense of CHF 5,948.

Compensation of the Executive Management of WISeKey International AG
for the 12 months ending December 31, 2021

CHF'000 [1]	Function	Base Salary[2]	Annual Incentive	Additional Fees[3]	Stock Based Compensation[4]	Other Compensation[5]	Total Compensation
Highest Paid Executive
Carlos Moreira	Chairman of the Board, Chief Executive Officer	780	791	—	1,506	2,478	5,555
Peter Ward	Board Member, Chief Financial Officer	585	380	—	1,811	147	2,923
Total Executive Management		1,365	1,171	—	3,317	2,625	8,478

1	The executive management members are remunerated in Swiss Francs (CHF).
2	Base salary includes employee social security costs, accrued salaries and accrued bonuses.
3	Additional Fees include fees paid for special services rendered to the Company.
4	The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted are valued using the Black-Scholes method at the grant date, using the market price of WIHN shares. In 2021, equity stock options were granted in relation to the Executive Management compensation approved and voted for prior fiscal years, but that were never granted in prior periods. Detailed explanations are provided below this table.
5	Other compensation includes pension contributions, employer social charges, lump-sum expenses and parking charges paid by the Company. In 2021, Other compensation also included the payment in cash of equity stock options due in relation to prior periods and to 2021. Detailed explanations are provided below this table.

The Executive package includes equity stock options in its variable compensation. For each of the fiscal years 2017 to 2021, the equity stock options on Class B Shares included in the Executive package were approved by the Board and included in the remuneration package voted by the General Meeting. However, the approved equity stock options were not actually granted in prior periods.

In 2021, the Board approved the grant of all equity stock options on Class B Shares due to the Executive Management for the fiscal years 2017 to 2021, the conversion of a percentage of these options on Class B Shares into options on Class A Shares, and the conversion of one third of the options on Class B Shares due to Mr. Carlos Moreira for each fiscal year into a payment in cash. The conversion price for the cash payment was the yearly volume-weighted average price of a Class B Share per Bloomberg as at December 31 of the relevant year. The options granted were valued using the Black-Scholes method, using the market price of WIHN Class B Shares at the grant date in line with US GAAP standards.

The following table provides details on the compensation amounts settled in 2021, that relate to prior fiscal years.

Compensation of the Executive Management of WISeKey International Holding AG

allocated by fiscal year

CHF'000 [1]	Remuneration for the fiscal year disclosed in prior remuneration reports	Out-of-period adjustments[2]	Equity stock options granted in 2021 in relation to prior years[3]	Equity stock options in relation to prior years converted into a cash payment in 2021	Total Compensation
Fiscal Year 2021
Carlos Moreira	5,555	(3,235)	n/a	n/a	2,320
Peter Ward	2,923	(1,448)	n/a	n/a	1,475
Total Executive Management for Fiscal Year 2021	8,478	(4,683)	n/a	n/a	3,795
Maximum aggregate amount of compensation of the members of the Executive Management voted by the General Meeting for Fiscal Year 2021					6,000
Fiscal Year 2020
Carlos Moreira	3,521	—	301	202	4,024
Peter Ward	1,159	—	362	—	1,521
Total Executive Management for Fiscal Year 2021	4,680	—	663	202	5,545
Maximum aggregate amount of compensation of the members of the Executive Management voted by the General Meeting for Fiscal Year 2020					6,000
Fiscal Year 2019
Carlos Moreira	3,591	(1,566)	301	352	2,678
Peter Ward	3,021	(1,390)	362	—	1,993
Total Executive Management for Fiscal Year 2019	6,612	(2,956)	663	352	4,671
Maximum aggregate amount of compensation of the members of the Executive Management voted by the General Meeting for Fiscal Year 2019					5,500
Fiscal Year 2018
Carlos Moreira	1,053	—	301	461	1,815
Peter Ward	861	—	362	—	1,223
Total Executive Management for Fiscal Year 2018	1,914	—	663	461	3,038
Maximum aggregate amount of compensation of the members of the Executive Management voted by the General Meeting for Fiscal Year 2018					4,500
Fiscal Year 2017
Carlos Moreira	976	—	301	1,016	2,293
Peter Ward	940	—	362	—	1,302
Total Executive Management for Fiscal Year 2017	1,916	—	663	1,016	3,595
Maximum aggregate amount of compensation of the members of the Executive Management voted by the General Meeting for Fiscal Year 2017					3,000

1	The executive management members are remunerated in Swiss Francs (CHF).

2	In 2021, the Out-of-period adjustment represents the full grant value of the equity stock options granted, and the cash paid following the conversion of part of the equity stock options, included in the compensation package of the Executive Management approved for fiscal years 2017 to 2020. In 2019, in line with the remuneration report of the period, the stock-based compensation granted to the members of the Executive Management during fiscal year 2019 was a compensation for services rendered by the Executive Management in fiscal years 2015 and 2016.
3	The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted are valued using the Black-Scholes method at the grant date, using the market price of WIHN Class B Shares.

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

Share-based Compensation

We maintain an Employee Stock Option Plan ("ESOP") which was transferred from WISeKey SA for the benefit of our directors, employees and consultants. Options issued under the ESOP to our directors for compensation entitle the participant to WISeKey Class B shares or WISeKey Class A shares at the ratio of 1:1, at an exercise price equal to the nominal value of WISeKey Class B shares and WISeKey Class A shares of, respectively, CHF 0.05 and CHF 0.01, with immediate vesting and expiring on the seventh anniversary of the grant date. Each grant is subject to the approval of the board of directors who may, in line with the terms and conditions of the ESOP, amend the terms of the grant.

C.	Board Practices

Our articles of association provide that our board of directors consists of a minimum of three and a maximum of 12 directors. Our board of directors currently consists of seven members. Each director is elected for a one-year term. The current members of our board of directors were elected at an annual shareholders' meeting held on May 25, 2021 to serve until our next annual general shareholders meeting and until their successors are elected at such next annual general meeting. Please also refer to Item 6.A. Directors and Senior Management above for further details regarding the periods of service of each of our current directors and senior managers.

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

Board Independence

Currently, 4 of our 7 directors, Philippe Doubre, David Fergusson, Jean-Philippe Ladisa and Eric Pellaton, are considered "independent" under the NASDAQ rules, therefore we comply with NASDAQ Listing Rule 5605 (b)(1) which requires an issuer to maintain a majority of independent directors. Under the Swiss Code of Best Practice for Corporate Governance (the "Swiss Code"), which is a non-binding set of corporate governance recommendations issued by economiessuisse and addressed to Swiss public companies, the majority of the board of directors is recommended to be independent. Members of the board of directors are considered independent under the Swiss Code if they are non-executive members of the Board of Directors who have never been a member of the company's executive management, or who were not members of the company's executive management during the preceding three years, and who have no or only comparatively minor business relations with the company. The Swiss Code is not binding and follows a "comply or explain" principle. We are not subject to NASDAQ Listing Rule 5605 (b)(2) that requires that independent directors must have regularly scheduled meetings at which only independent directors are present.

Board Diversity

The table below provides certain highlights of the composition of our board members and nominees. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f ):

Board Diversity Matrix as of March 31, 2022
Country of Principal Executive Offices	Switzerland
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	-	7	-	-

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction[1]	6
LGBTQ+	-
Did Not Disclose Demographic Background	1

1 As a Swiss company, we have assessed the criterion of underrepresented individuals relying on the data made available by the Swiss Federal Statistical Office (https://www.bfs.admin.ch/bfs/en/home.html). In particular, we have used the distribution of the national languages (https://www.bfs.admin.ch/bfs/en/home/statistics/population/languages-religions/languages.html) to analyze the diversity of our Board in relation to the language representation in Switzerland.

In our current Board, four directors are domiciled in Switzerland, two are domiciled in the United States, and one is domiciled in Germany. The nationalities of our directors include Swiss, American, British, Canadian, German and Italian. In addition, two of our directors self-identify as Hispanic.

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

Shareholder approval

Under Swiss law, we are not generally required to obtain shareholder approval for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control and certain private placements. While Swiss law does broadly require us to obtain shareholder approval for any issuance of new shares, irrespective of the relevant event, Swiss law permits us to rely in certain circumstances on a share issuance pre-authorization of shareholders granted to our board of directors prior to the occurrence of events of the aforementioned nature. Further, we have, in accordance with Swiss law, opted out from the statutory requirement that an acquirer of voting rights attached to our shares exceeding 33 1/3% – the relevant "change of control" threshold under Swiss law for public companies – submit a mandatory public takeover offer to our shareholders. To some extent, our practice therefore varies from the requirements of NASDAQ Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

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

As at December 31, 2021, we had 136 employees, of which 20 were located in Switzerland, 42 were located in France and 50 were located in Germany. The following table shows the breakdown of our workforce of employees and contractors by category of activity as at the dates indicated:

Headcount breakdown	As at December 31,
Area of Activity	2021	2020	2019
Cost of sales	18	5	4
Research and development	45	27	29
Selling and marketing	32	24	23
General and administrative	41	25	28
Total	136	81	84

With respect to French employees, French labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. French labor laws also impose the creation of a worker's council for companies employing 50 people or more. Although WISeKey Semiconductors SAS reduced its headcount to below 50 in 2021, the workers' council has been elected for a term ending in January 2023 and remains in place until the end of its term. There are no employees of WISeKey Semiconductors SAS representing labor unions at the workers' council.

As at December 31, 2021, we also have 3 independent contractors in Germany and 2 in France. We maintain close cooperation with each of these independent contractors.

We have never experienced any labor-related work stoppages or strikes and believe our relationships with our employees and independent contractors are agreeable.

E.	Share Ownership

See Item 7.A. Major Shareholders for a list of beneficial ownership of our shares as at December 31, 2021.

The table below shows the beneficial share ownership of the persons listed in above subsection 6.A, including any shareholding by their related parties.

	As at December 31, 2021
Name	Number of Class A Shares held	Percentage of Class A Shares(1)	Number of Class B Shares held	Percentage of Class B Shares(1)	Number of options on Class A Shares held(2)	Number of options on Class B Shares held(2)
Non-Executive Directors
Philippe Doubre	—	—	*	*	—	204,315(3)
David Fergusson	—	—	*	*	—	63,644(4)
Jean-Philippe Ladisa	—	—	*	*	—	25,062
Eric Pellaton	—	—	*	*	—	31,027 (5)

Executive Directors
Carlos Moreira	39,836,513	99.5	731,623(6)	0.8	5,454,500	597,765(7)
Peter Ward	*	*	*	*	4,363,500	1,700,700
Hans-Christian Boos	—	—	—	—	—	—(8)

As at December 31, 2021
Name	Number of Class A Shares held	Percentage of Class A Shares(1)	Number of Class B Shares held	Percentage of Class B Shares(1)	Number of options on Class A Shares held(2)	Number of options on Class B Shares held(2)

Senior Management
Pedro Fuentes Perez	—	—	—	—	—	123,495
Pierre Maudet	—	—	—	—	—	100,000
Carlos Moreno	—	—	—	—	—	152,000
John O’Hara	—	—	*	*	—	—
Nathalie Verjus	—	—	*	*	—	—
Bernard Vian	—	—	—	—	—	—
Alexander Zinser	—	—	*	*	—	—

*	Shareholding less than one percent of the class of shares and that has not been disclosed to shareholders or otherwise made public.

(1)	Based on the total number of fully paid-in outstanding shares, in line with our share capital registered with the commercial register of the Canton of Zug as at December 31, 2021.

(2)	Each option giving right to one Class B Share upon exercise.

(3)	Excluding 10,805 options pending agreement and therefore not considered as granted under US GAAP as at December 31, 2021.

(4)	Excluding 30,612 options pending agreement and therefore not considered as granted under US GAAP as at December 31, 2021.

(5)	Excluding 7,826 options pending agreement and therefore not considered as granted under US GAAP as at December 31, 2021.

(6)	Includes 44,000 shares held by an immediate family member.

(7)	Includes 22,000 options held by an immediate family member.

(8)	As part of the transaction for the acquisition by WISeKey of a 51% shareholding in arago GmbH, Hans-Christian Boos, through his wholly owned companies, Aquilon Invest GmbH and OGARA GmbH, was granted an option to convert his remaining 49% shareholding in arago GmbH into 12,327,506 Class B Shares to be issued out of authorized capital, exercisable until January 26, 2026. The number of shares to be delivered upon exercise of this option may be reduced as detailed in Item 7.B. Related Party Transactions – Transactions with arago. As at December 31, 2021, Mr. Boos had not exercised his option to convert.

The terms of the options held by directors and senior management are described in the following table:

Name	Number of options on Class A Shares held[1]	Number of options on Class B Shares held[1]	Exercise price of option	Date of grant per U.S. GAAP	Expiration date of options
Non-Executive Directors
Philippe Doubre	—	17,317	CHF 0.05	February 12, 2019	February 11, 2026
Philippe Doubre	—	18,996	CHF 0.05	December 25, 2019	December 23, 2026
Philippe Doubre	—	5,713	CHF 0.05	April 27, 2020	April 23, 2027
Philippe Doubre	—	7,033	CHF 0.05	August 25, 2020	August 23, 2027
Philippe Doubre	—	10,187	CHF 0.05	November 19, 2020	November 16, 2027
Philippe Doubre	—	13,448	CHF 0.05	December 28, 2020	December 23, 2027
Philippe Doubre	—	6,368	CHF 0.05	May 10, 2021	May 4, 2028
Philippe Doubre	—	6,684	CHF 0.05	August 12, 2021	August 9, 2028
Philippe Doubre	—	8,569	CHF 0.05	October 22, 2021	October 18, 2028
Philippe Doubre	—	110,000	CHF 0.05	November 25, 2021	November 24, 2028
David Fergusson	—	11,052	CHF 0.05	April 11, 2019	February 11, 2026

David Fergusson	—	18,214		CHF 0.05	December 25, 2019	December 23, 2026
David Fergusson	—	5,381		CHF 0.05	June 10, 2020	April 23, 2027
David Fergusson	—	6,624		CHF 0.05	September 4, 2020	August 23, 2027
David Fergusson	—	9,589		CHF 0.05	December 24, 2020	November 16, 2027
David Fergusson	—	12,784		CHF 0.05	December 24, 2020	December 23, 2027
Jean-Philippe Ladisa	—	11,045		CHF 0.05	December 31, 2021	October 18, 2028
Jean-Philippe Ladisa	—	14,017		CHF 0.05	December 31, 2021	December 12, 2028
Eric Pellaton	—	1,682		CHF 0.05	August 27, 2020	August 23, 2027
Eric Pellaton	—	5,549		CHF 0.05	December 8, 2020	November 16, 2027
Eric Pellaton	—	8,299		CHF 0.05	January 6, 2021	December 23, 2027
Eric Pellaton	—	4,553		CHF 0.05	May 10, 2021	May 4, 2028
Eric Pellaton	—	4,778		CHF 0.05	December 31, 2021	August 9, 2028
Eric Pellaton	—	6,166		CHF 0.05	December 31, 2021	October 18, 2028

Executive Directors
Carlos Moreira	—	22,000	(2)	CHF 0.05	September 27, 2019	September 26, 2026
Carlos Moreira	—	575,765		CHF 0.05	November 25, 2021	November 24, 2028
Carlos Moreira	5,454,500	—		CHF 0.01	November 25, 2021	November 24, 2028
Peter Ward	—	573,400		CHF 0.05	September 27, 2019	September 26, 2026
Peter Ward	—	1,127,300		CHF 0.05	November 25, 2021	November 24, 2028
Peter Ward	4,363,500	—		CHF 0.01	November 25, 2021	November 24, 2028

Senior Management
Pedro Fuentes Perez	—	123,495		CHF 0.05	October 28, 2019	September 26, 2026
Pierre Maudet	—	100,000		CHF 0.05	December 1, 2021	May 1, 2028
Carlos Moreno	—	152,000		CHF 0.05	March 18, 2020	September 26, 2026

[1]	Each option giving right to one Class B Share upon exercise.

[2]	Includes 22,000 options held by immediate family members.

Each Class A Share and each Class B Share give their respective owner one voting right.

Summary of Stock Plans

Employee Share Option Plan

We have the WISeKey Employee Share Option Plan in place, last amended on November 24, 2021 (the "WISeKey Share Ownership Plan"). The WISeKey Share Ownership Plan was originally adopted by WISeKey SA on January 1, 2012 as a continuation of the existing Stock Option Plans approved on December 31, 2007 and December 31, 2011, respectively, and, upon the listing of the Class B Shares on the SIX, amended to reflect the fact that WISeKey International Holding Ltd is the ultimate parent of the Group.

Administration

Our board of directors administers the WISeKey Share Ownership Plan and has full power to construe and interpret the WISeKey Share Ownership Plan, establish and amend rules and regulations for the administration thereof, and perform all other actions relating thereto. Under the WISeKey Share Ownership Plan, the members of the board of directors and executive management as well as other employees, advisors, consultants and other persons providing services to us (the "Participants") may be granted options that entitle the respective Participant to receive a certain number of Class B Shares or Class A Shares.

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

Authorized Shares

As at December 31, 2021, the maximum number of our Class B Shares that may be issued to employees and Board members out of our conditional capital under our WISeKey Share Ownership Plan is 6,300,000 Class B Shares and 12,000,000 Class A Shares, based on the share capital of the Company registered with the commercial register of the Canton of Zug as at December 31, 2021.

Under the current plan, as at December 31, 2021, we had a total number of 3,811,644 options outstanding, vested and non-vested, each of which entitles the respective Participant to receive an equal number of Class B Shares. Of these options, 552,042 have been granted to our advisors and 3,259,602 to our employees, contractors or Board members. Under the current plan, as at December 31, 2021, we also had a total number of 9,818,000 options outstanding, all vested and granted to employees and Board members, each of which entitles the respective Participant to receive an equal number of Class A Shares. As of December 31, 2021, respectively 529,330 options on Class B Shares and nil option on Class A Shares had been exercised out of our conditional capital under our WISeKey Share Ownership Plan but not yet registered with the commercial register of the Canton of Zug as at December 31, 2021.

Plan Amendment or Termination

Our board of directors has the authority to amend, suspend, or terminate our WISeKey Share Ownership Plan, provided that such action does not materially impair the existing rights of any Participant without such Participant's written consent.

For further information on the compensation of our directors and executive officers, see Item 6B. Compensation and for further information on our shareholders and related party transactions policy, see Item 7. Major Shareholders and Related Party Transactions.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our Class A and Class B Shares as at December 31, 2021 for each beneficial owner of 3% or more of our Class A and Class B Shares in line with the Swiss Financial Market Infrastructure Act ("FMIA") and the rules and regulations promulgated thereunder.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares issuable upon the exercise of options, warrants or other rights that are immediately exercisable or exercisable within 60 days of March 30, 2022. Percentage ownership calculations for each beneficial owner are based on 40,021,988 fully-paid and outstanding Class A Shares and 96,222,493 fully-paid and outstanding Class B Shares, as issued as at March 30, 2022, increased by the shares issuable to such beneficial owner within 60 days of March 30, 2022.

Name of beneficial owner	Total Class A Shares		Total Class B Shares		Total % of Outstanding Class A Shares(1)	Total % of Outstanding Class B Shares(1)	% Voting Power(2)
Carlos Moreira	45,291,013	(3)	1,329,388	(3)	99.6	1.4	32.8
Joel Arber	—		15,015,744	(4)	—	13.5	9.9
Moez Kassam	—		20,324,001	(5)	—	17.8	13.2

(1)        Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares as issued as at March 30, 2022, increased, for each beneficial owner, by the shares issuable to such beneficial owner within 60 days of March 30, 2022.

(2)       Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares as issued as at March 30, 2022, increased, for each beneficial owner, by the shares issuable to such beneficial owner within 60 days of March 30, 2022, less 39,904 Class B shares held as treasury shares as at March 30, 2022.

(3)       The Total Class A Shares includes 5,454,500 options on Class A Shares held directly by Carlos Moreira. The Total Class B Shares includes 597,765 options on Class B Shares held directly by Carlos Moreira, and 44,000 shares and 22,000 options held by Mr. Moreira’s immediate family members. The options are immediately exercisable, subject to the holder not being in a restricted period. Each option on Class A Shares gives the holder the right to acquire one Class A share. Each option on Class B Shares gives the holder the right to acquire one Class B share. If Mr. Moreira were to convert all of his Class A Shares into Class B Shares assuming a conversion ratio of 5:1, he would beneficially own 10,387,590 Class B Shares, which would be 9.9% of the total percentage of outstanding Class B Shares increased by the 9,058,202 Class B Shares that would result from the conversion of Mr. Moreira’s Class A Shares and the 575,765 and 22,000 Class B Shares that would result from the conversion of the options held by, respectively, Mr. Moreira and an immediate family member, and 7.1% of the voting power based on the total number of fully paid-in outstanding Class A Shares and Class B Shares as issued as at March 30, 2022, increased by the 9,058,202 Class B Shares that would result from the conversion of Mr. Moreira’s Class A Shares and the 575,765 and 22,000 Class B Shares that would result from the conversion of the options held by, respectively, Mr. Moreira and an immediate family member, less 39,904 Class B shares held as treasury shares as at March 30, 2022.

(4)       This total is based on the information known to the Company and includes 14,978,056 Class B Shares that would be immediately issuable or issuable within 60 days of March 30, 2022, in relation to options and convertible instruments beneficially held by Mr. Arber.

(5)       This total is based on the information known to the Company and includes 18,078,656 Class B Shares that would be immediately issuable or issuable within 60 days of March 30, 2022, in relation to options beneficially held by Mr. Kassam.

Regarding significant changes in the percentage ownership held by any major shareholders during the past three years, on incorporation in November 2015, our Chairman and CEO, Carlos Moreira contributed the full capital amount and was therefore the sole owner of the 10,000,000 Class A shares created in our company. On March 02, 2016, Mr. Moreira contributed his shares in WiseTrust SA to us in consideration for our issuance to him of 30,021,988 Class A Shares, which brought his total shareholding in our company to 40,021,988 Class A Shares (see below Item 7.B. Related Party Transactions). As a result, prior to the reverse acquisition on March 22, 2016 whereby WISeKey International Holding AG acquired the operations of WISeKey SA, Carlos Moreira held 100% of the share capital and voting rights of the 'empty shell' company WISeKey International Holding Ltd consisting of 40,021,988 Class A Shares. With the reverse acquisition, Carlos Moreira converted his shareholding in WISeKey SA into WISeKey International Holding Ltd Class B Shares at the same terms and conditions of exchange offered to all WISeKey SA shareholders, which increased his shareholding in our company by 160,700 Class B Shares representing 1.2% of outstanding Class B Shares and bringing his voting rights to 74.3% as at March 22, 2016. Then upon the listing of our company on March 31, 2016, Carlos Moreira entered into a lock-up agreement with several shareholders of Class B Shares whereby Mr. Moreira exchanged 11,421,320 of his Class A Shares for 2,284,264 Class B Shares corresponding to a ratio of 5:1. This brought Mr. Moreira's holding respectively to 71.5% of outstanding Class A Shares and 16.6% of outstanding Class B Shares, and his voting right to 56.8%, after the listing, as at March 31, 2016. Simultaneously, each of the holders of Class A Shares entered into an agreement with the Company, according to which such shareholder had given an undertaking not to sell or otherwise dispose of the Class A Shares. During the year 2017, Mr. Moreira carried out another exchange of 1,956,602 Class B Shares for 9,783,015 Class A Shares, bringing his ownership to 95.9% of outstanding Class A Shares and 2.0% of outstanding Class B Shares, and his voting right to 60.2% as at December 31, 2017. In 2018, a combination of exchange of Class B Shares for Class A Shares and sale of Class B shares to the company as debt repayment changed Mr. Moreira's shareholding to 38,508,733 Class A Shares and 259,995 Class B Shares, respectively 96.2% of outstanding Class A Shares and 0.9% of outstanding Class B Shares. In 2019, Mr Moreira was granted 693,184 options on Class B Shares under the company’s ESOP. In 2020, Mr. Moreira exercised the 693,184 ESOP options on Class B Shares he was granted in 2019. In 2021, Mr. Moreira carried out two exchanges of a total of 265,556 Class B Shares for 1,327,780 Class A Shares, and was granted 5,454,500 options on Class A Shares and 575,765 options on Class B Shares under the company’s ESOP bringing his ownership to 99.6% of outstanding Class A Shares and 1.5% of outstanding Class B Shares, and his voting right to 34.3% as at December 31, 2021.

In 2019, Peter Ward, a member of our Board and our CFO, was granted 573,400 options on Class B Shares under the company’s ESOP. In 2021, Mr. Ward was granted 4,363,500 options on Class A Shares and 1,127,300 options on Class B Shares under the company’s ESOP bringing his ownership to 10.2% of outstanding Class A Shares and 1.9% of outstanding Class B Shares, and his voting right to 4.6% as at December 31, 2021.

Our major shareholders do not have different voting rights than other shareholders of the same class of shares.

As at December 31, 2021, based on the list of registered shareholders, there were 5 record holders of our Class B shares showing as residing in the U.S., holding 29,250,856 of our Class B Shares, representing approximately 36.1% of our outstanding Class B Shares as at December 31, 2021. This includes 28,932,136 Class B Shares held under the name of The Bank of New York Mellon, the U.S. depositary bank for our ADSs, for which we have no information on the country of residency of the beneficial owners of such ADSs.

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

In March 2016, WISeKey International Holding Ltd acquired the entire equity interest of WISe Trust SA against the issuance of 40,021,988 new shares, which, under the Articles, are now Class A Shares. As a result, the Company acquired:

•	the U.S. distribution rights pertaining to the technology offered by WISeKey;

•	WISeTrust SA's 50% equity interest in WISeKey USA, Inc., an operating company incorporated in Delaware, with a focus on business opportunities in the United States; the other 50% interest in WISeKey USA, Inc., is held by WISeKey SA; and

•	WISeTrust SA's entire equity interest in WISeKey SA, which at the time of the contribution represented approximately 19.4% of WISeKey SA's issued share capital.

WISeTrust SA was originally the founders company incorporated before WISeKey SA and majority shareholders of WISeKey SA. When the founders incorporated WISeKey, they transferred the international distribution rights pertaining to the technology to WISeKey SA with the exclusion of the US territory. Now WISeKey International Holding Ltd owns 100% of all distribution rights.

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

The table below includes a brief description of our group subsidiaries:

Group Company Name	Country of incorporation	Year of incorporation	Share	Capital	% ownership as at December 31, 2021	% ownership as at December 31, 2021	Nature of business
WISeKey SA	Switzerland	1999	CHF	933,436	95.75%	95.75%	Main operating company. Sales and R&D services
WISeKey Semiconductors SAS	France	2010	EUR	1,298,162	100.0%	100.0%	Chip manufacturing, sales & distribution
WiseTrust SA	Switzerland	1999	CHF	680,000	100.0%	100.0%	Non-operating investment company
WISeKey ELA SL	Spain	2006	EUR	4,000,000	100.0%	100.0%	Sales & support
WISeKey SAARC Ltd	U.K.	2016	GBP	100,000	51.0%	51.0%	Non trading
WISeKey USA Inc[1]	U.S.A	2006	USD	6,500	100%*	100%*	Sales & support
WISeKey India Private Ltd[2]	India	2016	INR	1,000,000	45.9%	45.9%	Sales & support
WISeKey IoT Japan KK	Japan	2017	JPY	1,000,000	100.0%	100.0%	Sales & distribution
WISeKey IoT Taiwan	Taiwan	2017	TWD	100,000	100.0%	100.0%	Sales & distribution
WISeCoin AG	Switzerland	2018	CHF	100,000	90.0%	90.0%	Sales & distribution
WISeKey Equities AG	Switzerland	2018	CHF	100,000	100.0%	100.0%	Financing, Sales & distribution
WISeKey Semiconductors GmbH	Germany	2019	EUR	25,000	100.0%	100.0%	Sales & distribution
WISeKey Arabia - Information Technology Ltd	Saudi Arabia	2019	SAR	200,000.00	51.0%	51.0%	Sales & distribution
TrusteCoin AG3	Switzerland	2020	EUR	100,000	100.0%	51.0%	Sales & distribution
arago GmbH	Germany	1995	EUR	266,808	51.0%	n/a	Process automation using AI, sales and support
arago Da Vinci GmbH[4]	Germany	2007	EUR	25,000	51.0%	n/a	Sales & support
arago Technology Solutions Private Ltd[4]	India	2017	INR	100,000	51.0%	n/a	Sales & support
arago US Inc.[4]	U.S.A	2015	USD	25	51.0%	n/a	Sales & support
WISeKey Vietnam Ltd	Vietnam	2021	VND	689,400,000	95.75%	n/a	R&D

[1] 50% owned by WISeKey SA and 50% owned by WiseTrust SA
[2] 88% owned by WISeKey SAARC which is controlled by WISeKey International Holding AG
[3] Formerly WiseAI AG, 100% owned by WISeKey International Holding AG from August 27, 2021
[4] 100% owned by arago GmbH

Sale of Class A Shares

In September 2017, February 2018, January 2021 and November 2021, the board of directors released previous holders of Class A Shares from the contractual transfer restrictions existing pursuant to shareholders agreement to enable such holders to enter into private transactions with Mr. Carlos Moreira to exchange their Class A Shares for Class B Shares held by Mr. Moreira. The table below shows the composition of the holders of Class A Shares on the basis of the execution of these private share exchange transactions.

Name of Shareholder	Number of Class A Shares Held	% of Share Capital Registered in the Commercial Register*	% Voting Rights**
Carlos Moreira	39,836,513	8.29%	31.09%
Peter Ward	185,475	0.04%	0.14%
Total as a Group	40,021,988	8.33%	31.23%

*        Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares, as reflected in our share capital registered with the commercial register of the Canton of Zug as at December 31, 2021.

**       Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares, as reflected in our share capital registered with the commercial register of the Canton of Zug as at December 31, 2021, less 7,201,664 Class B shares held as treasury shares as at December 31, 2021.

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

The OISTE foundation has a second board, the “Policy Approval Authority Board”. The Policy Approval Authority Board is nominated by the foundation’s board or directors and serves as the policy approval and enforcement entity for a specific domain within the OISTE RootKey. The Policy Approval Authority Board is represented by members of the network of organizations using OISTE RootKey to secure their Certifications Authorities (“CAs”) and create interoperability between other PKI Domains and CAs external to the network. This policy represents Medium Assurance and Medium-Hardware Assurance Levels for public key digital certificates to ensure that the participating relying party can be certain of the identity binding between the public key and the individual whose subject name is cited in the certificate. In addition, it also reflects how well the relying party can be certain that the individual whose subject name is cited in the certificate is controlling the use of the private key that corresponds to the public key in the certificate, and how securely the system which was used to produce the certificate and (if appropriate) deliver the private key to the subscriber performs its task. This OISTE Policy Approval Authority Board is consistent with the Internet Engineering Task Force (IETF) Public Key Infrastructure X.509 (IETF PKIX) RFC 3647, Certificate Policy and Certification Practices Statement Framework. The Policy Approval Authority Board does not have any involvement in the appointment of members of the OISTE foundation’s board of directors. Pedro Fuentes Perez, a member of the Policy Approval Authority Board is a related party of the Company because he is a member of senior management of the Company.

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

In the years ended December 31, 2021, December 31, 2020 and December 31, 2019, OISTE invoiced WISeKey respectively CHF 320,000 (USD 350,143), CHF 351,125 (USD 374,300), and CHF 217,923 (USD 219,332).

In 2021, 2020 and 2019, WISeKey charged OISTE fees of, respectively, CHF 39,918 (USD 42,552) and CHF 138,610 (USD 139,506) for the facilities and personnel hosted by WISeKey SA on behalf of OISTE.

Transactions with Senior Management

In December 2020, the Company paid social charges liabilities of CHF 67,772 on behalf of Carlos Moreira. This liability had arisen from an exercise of options by Carlos Moreira in 2020 (refer to Item 7.A. Major Shareholders). This payment created a short-term loan to Mr. Moreira which was repaid in full in December 2021.

As at December 31, 2021, the Company owed Carlos Moreira CHF 2,555,032.97, which consisted of accrued salary and bonuses in relation to fiscal year 2021. This was paid to Mr. Moreira by the Company in January 2022.

In December 2020, the Company paid social charges and tax liabilities of CHF 62,368 on behalf of Nathalie Verjus. This liability had arisen from an exercise of options by Ms. Verjus in 2020. This payment created a loan to Ms. Verjus which remained outstanding as at December 31, 2021.

In December 2020, the Company paid social charges and tax liabilities of CHF 11,968 on behalf of John O’Hara. This liability had arisen from an exercise of options by Mr. O’Hara in 2020. This payment created a loan to Mr. O’Hara which remained outstanding as at December 31, 2021.

Employment of Mr. Moreira’s family members

The son and daughter-in-law of Carlos Moreira are each employed by a subsidiary of the Company.

Transactions with arago

In view of the acquisition of a controlling interest in arago, the Company entered into the “arago Third Convertible Loan Agreement” on November 18, 2020 with arago and its shareholders, Aquilon Invest GmbH and OGARA GmbH both wholly owned by Hans-Christian Boos, whereby WISeKey intended to acquire 51% of arago’s fully diluted share capital against (i) an investment of CHF 5 million, and (ii) a guarantee on arago’s existing indebtedness. The arago Third Convertible Loan Agreement documents the intention of the Company to extend a “Put Option” to Aquilon Invest GmbH and OGARA GmbH for the remaining 49% share capital of arago in exchange for 12,327,506 WIHN Class B Shares. The Put Option is exercisable until January 26, 2026. The shares have been reserved in the Company’s authorized share capital.

On February 1, 2021, we acquired a controlling interest in arago through conversion of the arago Third Convertible Loan Agreement into 51% of arago’s share capital carrying 51% of the voting rights (see Notes 11 and 15 of our consolidated financial statements as at December 31, 2021).

On April 29, 2021, WISeKey entered into an “Equity Financing Mechanism”, as amended on July 28, 2021 and January 24, 2022, with arago GmbH and Mr. Boos whereby the parties agree that the Company will finance the operations of arago. Under the Equity Financing Mechanism, should arago or its minority shareholders not be able to repay the amounts loaned by WISeKey, the Company will have the right to request that (1) arago’s shareholder Hans-Christian Boos’ right to receive 12,327,506 WIHN Class B Shares upon exercise of the Put Option held by Aquilon Invest GmbH and OGARA GmbH will be reduced by such number of WIHN Class B Shares as corresponds to the quotient of (i) the Equity Financing Mechanism amount due to WISeKey, converted into Swiss francs, divided by (ii) a Conversion Price based on the market price of a WIHN Class B Share at the relevant period; and (2) Mr. Boos, through his companies, Aquilon Invest GmbH and OGARA GmbH, will transfer to WISeKey shares in arago GmbH in the same proportion as the reduction in the Put Option right.

Under our Articles in effect as of December 31, 2021, our board of directors is authorized at any time until May 25, 2023, to increase our share capital by a maximum aggregate amount of CHF 616,375.30 through the issuance of not more than 12,327,506 shares to Hans-Christian Boos or companies controlled by him in connection with a possible acquisition by the Company of all shares held by Mr. Hans-Christian Boos or companies controlled by him in arago and by a maximum aggregate amount of CHF 307,085.05 through the issuance of not more than 6,141,701 shares, which would have to be fully paid-in, with a par value of CHF 0.05 each.

As at December 2021, Mr. Boos, through Aquilon Invest GmbH and OGARA GmbH, had not exercised the Put Option and WISeKey had not exercised its right to convert the amounts loaned to arago into arago shares and a reduction of the Put Option.

On March 14, 2022, the Company signed a Share Purchase and Transfer Agreement to sell its 51% ownership in arago and its affiliates to OGARA GmbH, with Neutrino Energy Property GmbH & Co. acting as “Buyer Guarantor”. The sale is expected to be completed in the second quarter of 2022. The group subsidiaries making up the arago Group in scope for the sale are arago GmbH, arago Da Vinci GmbH, arago Technology Solutions Private Ltd, and arago US Inc. The completion of the sale is conditional on the consideration being transferred to WISeKey and the shares owned by the Group being transferred to OGARA GmbH.

Severance/termination compensation to executive directors

Should Carlos Moreira be terminated without cause, he would be entitled to severance payment calculated as:

(i) twenty-four months’ salary if he is not entitled to unemployment benefits,

(ii) twelve months’ salary if he is entitled to employment benefits,

(iii) one additional payment equivalent to 15 days salary for each year of completed service to WISeKey, a maximum of two weeks accrued but unused annual leave (but not accrued or other unused sick leave or any other leave),

(iv) the counter value of six months plus one additional month of all other bonuses or benefits, and

(v) any accumulated rights to stocks and stock options until the date of termination as well as any that would be accrued in the six-month period following the termination date with exercise periods (in the case of stock options) which shall not be less than twelve months from the date of termination.

Also, should WISeKey terminate Mr. Moreira’s employment contract for reasons other than engaging in an act of dishonesty, fraud, or any act of malfeasance or moral turpitude, WISeKey will, unless refused by Mr. Moreira:

(i) provide the services from a leading and international outplacement company in the region of WISeKey's headquarter, provide that Mr. Moreira obtains proposal from three outplacement services, and WISeKey will pay an amount equal to the average of the three proposals;

(ii) buy-back Mr. Moreira's shares in WISeKey at the last official negotiated/capital increase price plus a premium of twenty-five percent (25%).

Should Peter Ward be terminated, he would be entitled to the payment of his unused annual leave and a severance payment calculated as:

(i) nine months’ salary,

(ii) 15 days’ salary per year of service from the end of the second year, and

(iii) any accumulated rights under the ESOP.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers. The indemnification agreements would require, and our Articles require, us to indemnify our directors and executive officers to the fullest extent permitted by law.

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

A.	Consolidated Financial Statements and Other Financial Information

We have appended as part of this annual report our consolidated financial statements as at December 31, 2021 starting at page F-1.

For information on our dividend policy, see Item 10B. Memorandum and Articles of Association.

Legal Proceedings

We are not aware of any legal or arbitration proceedings against our company or any of its affiliates.

B.	Significant Changes

For information on any significant changes that may have occurred since the date of our annual financial statements, see Item 5. Operating and Financial Review and Prospects and Note 43 of our consolidated financial statements as at December 31, 2021.  We draw your attention to the Share Purchase and Transfer Agreement that we signed in relation to the disposition of the arago group, which is expected to be completed in the second quarter of 2022.

Item 9.	The Listing

A.	Listing Details

A discussion of the listing details can be found under “Markets” below.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

On March 31, 2022, the closing price of our Class B Shares on the SIX was CHF 0.50 per ordinary share and the closing price of the ADS on the NASDAQ Capital Market was USD 2.56 per ADS.

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

Our Authorized Share Capital

Under our Articles in effect as of December 31, 2021, our board of directors is authorized at any time until May 25, 2023, to increase our share capital by a maximum aggregate amount of CHF 616,375.30 through the issuance of not more than 12,327,506 shares to Hans-Christian Boos or companies controlled by him in connection with a possible acquisition by the Company of all shares held by Mr. Hans-Christian Boos or companies controlled by him in arago GmbH (AG Frankfurt, HRB 100909) and by a maximum aggregate amount of CHF 307,085.05 through the issuance of not more than 6,141,701 shares, which would have to be fully paid-in, with a par value of CHF 0.05 each.

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

Our Conditional Share Capital

Our conditional share capital under our Articles in effect as of December 31, 2021 amounts to CHF 1,573,460.35, corresponding to 31,469.207 new Class B Shares, whereby CHF 1,258,460.35 of the conditional share capital is available for the issuance of up to 25,169,207 Class B Shares in connection with rights granted to third parties or shareholders in connection with Rights Bearing Obligations (as defined in art. 4b para. 1(a) of the Articles) and CHF 315,000, corresponding to 6,300,000 Class B Shares, is available for the issuance of Class B Shares in connection with the issuance of Class B Shares or Rights-Bearing Obligations granted to the members of the board of directors, members of the executive management, employees, consultants or other persons providing services to us or another company of the Group (art. 4b para. 1 (b) of the Articles).

In addition, our conditional share capital under our Articles in effect as of December 31, 2021 includes the authority to increase the share capital of the Company in an amount not to exceed CHF 120,000 by the issuance of up to 12,000,000 fully paid-in Class A Shares each in connection with the direct or indirect issuance of shares, options or related subscription rights to the members of the Board and members of executive management of the group.

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

Distributions out of issued share capital (i.e., the aggregate par value of our issued shares) may be made only by way of a share capital reduction. Such a capital reduction requires a resolution passed by an absolute majority of the shares present or represented at a general meeting of shareholders. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of our creditors remain fully covered despite the reduction in the share capital recorded in the commercial register. The share capital may be reduced below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is reestablished by sufficient new fully paid-up capital. Upon approval by the general meeting of shareholders of the capital reduction, the board of directors must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims. The reduction of the share capital may be implemented only after expiration of this time limit.

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

Share Repurchase Program

On July 9, 2019, the Company commenced a public repurchase program with respect to our shares, which on February 3, 2020 was expanded to also include ADSs. Shares and ADSs repurchased under our repurchase program may be used as consideration in potential future M&A transactions and for (1) our existing employee share incentive program, (2) convertible loans entered into by us and (3) on-demand equity lines available to us. Our share repurchase was approved by the Swiss Takeover Board under its notification procedure, will last up to 3 years, and allows us to repurchase up to 3,682,848 Ordinary Class B shares equivalent to 10% of the registered share capital of the Company at the relevant time.

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

The Compensation Ordinance generally prohibits certain types of compensation payments to the members of the board of directors, the Executive Management and the advisory board of listed companies, taking the form of severance pay, advance compensation (e.g., advance salary payments), incentive payments for certain acquisition transactions, loans, credits and pension benefits not based on occupational pension schemes, and performance-based compensation not provided for in the articles of association as well as equity securities and conversion and option rights awards not provided for in the articles of association.

Board of Directors

The Articles set out the principles for the elements of the compensation of the members of the Board. The compensation of non-executive members of the Board consists of a fixed compensation and may consist of additional compensation elements and benefits. The compensation of the executive members of the Board may consist of fixed and variable compensation. The total compensation shall take into account the position and level of responsibility of the respective member of the Board. The general meeting of shareholders approves the proposals of the Board in relation to the maximum aggregate amount of the compensation of the Board for the term of office until the next annual general meeting of shareholders. Members of the Board who are our employees do not receive compensation for Board service. Consequently, Carlos Moreira, Peter Ward and Hans-Christian Boos, the only members of the Board who are also members of the executive management and/or employees of the Group, do not receive compensation for their Board service.

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

Notification and Disclosure of Substantial Share Interests

Under the applicable provisions of the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 2015, or the Financial Market Infrastructure Act ("FMIA"), persons who directly, indirectly or in concert with other parties acquire or dispose of our shares, purchase rights or obligations relating to our shares (the "Purchase Positions") or sale rights or obligations relating to our shares (the "Sale Positions"), and thereby, directly, indirectly or in concert with other parties reach, exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% or 66 2/3% of our voting rights (whether exercisable or not) must notify us and the Disclosure Office of the SIX of such acquisition or disposal in writing within four trading days. Within two trading days of the receipt of such notification, we must publish such information via the SIX's electronic publishing platform. For purposes of calculating whether a threshold has been reached or crossed, shares and Purchase Positions, on the one hand, and Sale Positions, on the other hand, may not be netted. Rather, the shares and Purchase Positions and the Sale Positions must be accounted for separately and may each trigger disclosure obligations if the respective positions reach, exceed or fall below one of the thresholds. In addition, actual share ownership must be reported separately if it reaches, exceeds or falls below one of the thresholds.

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

Classified boards are permitted.

The general meeting of shareholders elects annually (i.e., for the period between two annual ordinary general meeting of shareholders) the members of the board of directors, the chairman of the board and the members of the compensation committee individually for a term of office of one year. Re-election is possible.

Indemnification of directors and executive management and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors (but not other controlling persons) of the corporation for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director for:	Under Swiss corporate law, an indemnification of a director or member of the executive management in relation to potential personal liability is not effective to the extent the director or member of the executive management intentionally or grossly negligently violated his or her corporate duties towards the corporation. Most violations of corporate law are regarded as violations of duties towards the corporation rather than towards the shareholders. In addition, indemnification of other controlling persons is generally not permitted under Swiss corporate law, including shareholders of the corporation.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

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

The burden of proof for a violation of these duties is with the corporation or with the shareholder bringing a suit against the director.

Directors also have an obligation to treat shareholders that are in similar situations equally.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Shareholder action by written consent

A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.	Shareholders of a Swiss corporation may only exercise their voting rights in a general meeting of shareholders and may not act by written consents.

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

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation provides for it.	Cumulative voting would be permitted under Swiss corporate law; however, we are not aware of any company that has cumulative voting. An annual individual election of all members of the board of directors for a term of office of one year (i.e., until the end of the following annual general meeting) is mandatory for listed Swiss companies.

Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	A Swiss corporation may remove, with or without cause, any director at any time with a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. The articles of association may require the approval by a qualified majority of the shares represented at a meeting for the removal of a director.

Transactions with interested shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation's outstanding voting stock within the past three years.	No such specific rule applies to a Swiss corporation.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

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

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Creation and issuance of new shares

All creation of shares requires the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company's certificate of incorporation.	All creation of shares requires a shareholders' resolution. Authorized shares can be, once created by shareholder resolution, issued by the board of directors (subject to limitations of the authorization; the term of authorized share capital is at a maximum two years, and the amount of authorized share capital is capped at 50% of the share capital registered in the commercial register at the time the authorized share capital is adopted). Conditional share capital is the underlying for shares issued upon the exercise of options and conversion rights related to debt instruments issued by the board of directors or such rights issued to employees. The amount of conditional share capital is capped at 50% of the share capital registered in the commercial register at the time the conditional share capital is adopted.

Pre-emptive rights

Under the Delaware General Corporate Law, no shareholder shall have any pre-emptive right to subscribe to an additional issue of shares or to any security convertible into such shares unless, and except to the extent that, such right is expressly granted to such shareholder in the corporation’s certificate of incorporation.	Under Swiss corporation law, shareholders have pre-emptive rights to subscribe for new issuances of shares in proportion to the respective par values of their holdings. Under certain circumstances, shareholders limit or withdraw, or authorize the board of directors to limit or withdraw, pre-emptive rights or advance subscription rights in certain circumstances. However, limitation or withdrawal of shareholders' pre-emptive rights can only be decided for valid reasons. Preventing a particular shareholder to exercise influence over the company is generally believed not to be a valid reason to limit or withdraw shareholders' pre-emptive rights.

C.	Material Contracts

Yorkville Standby Equity Distribution Agreement

On February 8, 2018 the Company entered into the SEDA, as amended on September 28, 2018 with Yorkville. Pursuant to the SEDA, the Company has the right, at any time during a five-year period, to request Yorkville, in one or several steps, to subscribe for Class B Shares up to an aggregate subscription amount of CHF 50,000,000. After several drawdowns made by WISeKey under the SEDA in 2018, 2019, 2020 and 2021, in the aggregate amount of CHF 4,356,045, the remaining amount available for drawdown is CHF 45,643,955 as at December 31, 2021. As long as a sufficient number of Class B Shares is provided through share lending, WISeKey has the right to make drawdowns under the SEDA at its discretion by requesting Yorkville to subscribe for (if the Class B Shares are issued out of authorized share capital) or purchase (if the Class B Shares are delivered out of treasury) Class B Shares worth up to CHF 5,000,000 each, subject to certain exceptions and limitations (including the exception that a drawdown request by WISeKey shall in no event cause the aggregate number of Class B Shares held by Yorkville to meet or exceed 4.99% of the total number of shares registered with the commercial register of the Canton of Zug). The subscription price for each subscription request of the Company corresponds to 93% of the lowest daily VWAP of a Class B Share, as traded and quoted on the SIX, over the five trading days following the drawdown request by WISeKey. If the Company elects to exercise its rights under the SEDA, the issuance of Class B Shares would dilute the Company's shareholders' interest in the Company. As at December 31, 2021, the remaining amount available for drawdown by the Company under the SEDA is CHF 45,643,955 (USD 50,058,912 at closing rate) and, as at December 31, 2021, the estimated maximum number of Class B Shares deliverable under the SEDA is 64,927,389 Class B Shares at CHF 0.703 per Class B Share (calculated based on the closing price of a Class B Share on December 30, 2021 of CHF 0.756 per Class B Share, discounted by 7%). The actual price, at which the Company may drawdown under the SEDA is subject to change, and, therefore, the number of Class B Shares deliverable to Yorkville may vary.

As at December 31, 2021, the Company held 7,201,664 Class B Shares as treasury shares available for delivery under the SEDA, either directly or through a subsidiary. Depending on WISeKey's capital requirements, this amount of Class B Shares may not be sufficient, and the Company may issue Class B Shares out of its authorized share capital for further drawdowns under the SEDA and delivery to Yorkville. If such number of Class B Shares is not sufficient for delivery to Yorkville in connection with drawdowns under the SEDA, the Company may, instead of issuing the required additional number of Class B Shares to Yorkville directly, issue additional Class B Shares for delivery under the SEDA as follows. The additional Class B Shares would be subscribed for by WISeKey Equities AG (WISeKey Equities), a direct, wholly-owned subsidiary of the Company. WISeKey Equities would subscribe for the Class B Shares at nominal value and upon issuance of such Class B Shares, on-sell the Class B Shares back to the Company at nominal value plus a fee as consideration for providing the subscription service. The Company would hold the new Class B Shares in treasury and deliver them to Yorkville in accordance with the terms of the SEDA.

Warrants Issued to Yorkville

In connection with a convertible loan agreement WISeKey entered into with Yorkville on June 27, 2019, the Company granted to Yorkville 500,000 warrants for the acquisition of an equal number of Class B Shares. The warrants may be exercised by Yorkville at any time on or before June 27, 2022, at an exercise price per warrant initially set to CHF 3.00 per Class B Share. The Yorkville Initial Exercise Price may be adjusted using certain agreed-upon formulae in case of (a) an increase of capital by means of capitalization of reserves, profits or premiums by distribution of Class B Shares, or division or consolidation of Class B Shares; (b) an issue of Class B Shares or other securities by way of conferring subscription or purchase rights; (c) spin-offs and capital distributions other than dividends; and (d) dividends. The Class B Shares issued to Yorkville in connection with the warrants would be issued out of the Company's conditional share capital or authorized share capital without triggering he pre-emptive rights of the existing shareholders of the Company.

COVID-19 Credit Facility with UBS SA

On March 26, 2020, two members of the Group entered into the Covid loans to borrow funds under the Swiss Government supported COVID-19 Credit Facility with UBS SA (“UBS”). Under the terms of the Agreement, UBS has lent such Group members a total of CHF 571,500. The loans are repayable in full by March 30, 2028. Semi-annual repayments will start from March 31, 2022, and will be spread on a linear basis over the remaining term. The full repayment of the loans is permitted at any time. The interest rate is determined by Swiss COVID-19 Law and currently the Covid loans carry an interest rate of 0%. There were no fees or costs attributed to the Covid loans and as such there is no debt discount of debt premium associated with the loan facility. Under the terms of the loans, the relevant companies are required to use the funds solely to cover the liquidity requirements of the relevant companies. In particular, the relevant companies cannot use the funds for the distribution of dividends or directors' fees, the repayment of capital contributions, the granting of active loans, the refinancing of private or shareholder loans, the repayment of intra-group loans, or the transfer of guaranteed loans to a Group company not having its registered office in Switzerland, whether directly or indirectly linked to the borrowing companies. During the year to December 31, 2021, WISeKey repaid CHF 70,000 of the COVID-19 UBS loans. Therefore, as at December 31, 2021, the outstanding balance on these loans was CHF 501,500 (USD 550,008).

Agreement for the Issuance and Subscription of Convertible Notes with Nice & Green SA

On May 18, 2020, WISeKey entered into the Nice & Green Facility with Nice & Green, pursuant to which WISeKey has the right to draw down up to a maximum of CHF 10,000,000 in up to 25 tranches, each of which is divided into 25 convertible notes (the “Nice & Green Convertible Notes”), during a commitment period of 24 months commencing on May 20, 2020. The Nice & Green Convertible Notes do not bear interest. Subject to a cash redemption right of WISeKey, the Nice & Green Convertible Notes are mandatorily convertible into Class B Shares within a period of 12 months from issuance of the respective Nice & Green Convertible Notes (the “Nice & Green Conversion Period”). Conversion takes place upon request by Nice & Green during the Nice & Green Conversion Period, but in any case, no later than at the expiry of the Nice & Green Conversion Period, at a conversion price of 95% of the lowest daily volume-weighted average price of a Class B Share as traded on the SIX Swiss Exchange during the ten trading days preceding the relevant conversion date. WISeKey made several drawdowns in 2020 under the Nice & Green Facility and the remaining amount available for drawdown as at December 31, 2020 is CHF 1,083,111 (USD 1,187,876 at closing rate). The conversion of the drawdowns under the Nice & Green Facility into Class B Shares will dilute the Company's shareholders' interest in the Company. In 2020, Nice & Green requested to convert all Nice & Green Convertible Notes issued in 2020, therefore, as at December 31, 2021, there were no Nice & Green Convertible Notes outstanding. As at December 31, 2021, the remaining amount available for drawdown by the Company under the Nice & Green Facility is CHF 1,083,111 (USD 1,187,876 at closing rate) and, as at December 31, 2021, the estimated maximum number of Class B Shares deliverable under the Nice & Green Facility is 1,508,511 Class B Shares at CHF 0.718 per Class B Share (calculated based on the closing price of a Class B Share on the SIX on December 30, 2021 of CHF 0.756 per Class B Share discounted by 5%). Note that the actual price at which Nice & Green may convert each tranche under the Nice & Green Facility is subject to change, and, therefore, the number of Class B Shares deliverable to Nice & Green may vary.

Warrants Issued to Crede

In connection with a convertible loan agreement WISeKey entered into with Crede on September 28, 2018, the Company granted to Crede, on September 28, 2018, 408,247 warrants for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Crede Warrants as at December 31, 2021 is 408,247 Class B Shares. The Crede Warrants may be exercised by Crede at any time on or before October 29, 2023, as amended, at an exercise price per Crede Warrant equal to CHF 3.84 per Class B Share. The Class B Shares issued to Crede in connection with the Crede Warrants would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of Crede Warrants will dilute the Company's shareholders' interests in the Company.

In connection with another Convertible Loan, the Company granted to Crede, on August 07, 2020, 1,675,885 warrants for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Second Crede Warrants as at December 31, 2021 is 1,675,885 Class B Shares. The Second Crede Warrants may be exercised by Crede at any time on or before September 14, 2023, as amended, at an exercise price per warrant equal to CHF 1.375 per Class B Share. The Class B Shares issued to Crede in connection with the Second Crede Warrants would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the Second Crede Warrants will dilute the Company's shareholders' interests in the Company.

Warrants Issued to GTO

In connection with an Agreement for the Issuance and Subscription of Convertible Notes WISeKey entered into with GTO, the Company granted GTO warrants to acquire Class B Shares at an exercise price of the higher of (a) 120% of the 5-trading day VWAP of the Class B Shares on the SIX Swiss Stock Exchange over the 5 trading days immediately preceding the relevant subscription request and (b) CHF 1.50. The number of warrants granted at each tranche subscription is calculated as 15% of the principal amount of each subscription divided by the GTO Warrant Exercise Price. Each warrant agreement has a 5-year exercise period starting on the relevant subscription date. As at December 31, 2021, a total of 1,319,161 warrants (the "GTO Warrants") have been issued for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the GTO Warrants as at December 31, 2021 is 1,319,161 Class B Shares. The GTO Warrants may be exercised by GTO at any time until the fifth anniversary of their respective grant at the GTO Warrant Exercise Price. The Class B Shares issued to GTO in connection with the GTO Warrants would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the GTO Warrants will dilute the Company's shareholders' interests in the Company.

Agreement for the Subscription of up to $22M Convertible Notes with L1

On 29 June 2021, WISeKey entered into the L1 Facility with L1, as amended on September 27, 2021, pursuant to which L1 committed to grant loans, in several tranches and in the form of convertible notes, to WISeKey up to a maximum amount of USD 22,000,000, subject to certain conditions, over a period of 24 months. The L1 Convertible Notes bear interest at a rate of 6% per annum. Subject to a cash redemption right of WISeKey, the L1 Convertible Notes are mandatorily convertible into Class B Shares within a period of 24 months from issuance of the respective L1 Convertible Notes, extendable under certain conditions by a maximum of 6 months. Conversion takes place upon request by L1 during the L1 Conversion Period, but in any case no later than at the expiry of the L1 Maximum Conversion Period. The conversion price applied to the principal amount of the L1 Convertible Notes and accrued interest, converted into CHF at the relevant exchange rate will be the lower of (i) 95% of the lowest volume weighted average price of Class B Shares on the SIX Swiss Exchange during the five trading days preceding the relevant conversion date and (ii) depending on the tranche, a fixed conversion price ranging from CHF 4 to CHF 7.50, for the tranches subscribed under the original agreement, and 90% of the lowest volume weighted average price of Class B Shares on the SIX Swiss Exchange during the ten trading days preceding the relevant conversion date for the tranches subscribed under the amendment dated September 27, 2021. WISeKey made several loan subscriptions in 2021 under the L1 Facility and the remaining amount available for loans as at December 31, 2021 is USD 5,000,000. In 2021, L1 requested to convert L1 Convertible Notes issued in 2021 for a total amount of USD 13,500,000, resulting in the issuance of 11,858,831 Class B Shares to L1. The conversion of the subscriptions under the L1 Facility into Class B Shares will dilute the Company's shareholders' interest in the Company. L1 requested to convert some but not all L1 Convertible Notes issued in 2021. As at December 31, 2021, L1 Convertible Notes in an aggregate amount of USD 3,500,000 remained unconverted and the remaining amount available for subscription by the Company under the L1 Facility is USD 5,000,000, therefore, as at December 31, 2021, the estimated maximum number of Class B Shares deliverable under the L1 Facility is 12,435,057 Class B Shares at a conversion price of, respectively, CHF 0.718 per Class B Share for the tranches subscribed under the original agreement (calculated based on the closing price of a Class B Share on the SIX on December 30, 2021 of CHF 0.756 discounted by 5%) and CHF 0.68 per Class B Share for the tranches subscribed under the amendment dated September 27, 2021 (calculated based on the closing price of a Class B Share on the SIX on December 30, 2021 of CHF 0.756 discounted by 10%). Note that the actual price at which L1 may convert each tranche under the L1 Facility is subject to change, and, therefore, the number of Class B Shares deliverable to L1 may vary.

Warrants Issued to L1

In connection with the L1 Facility, the Company granted L1 the option to acquire Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WIHN Class B Shares on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 5.00. The number of warrants granted at each tranche subscription is calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. As at December 31, 2021, a total of 3,078,963 warrants for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the L1 Warrants as at December 31, 2021 is 3,078,963 Class B Shares. The L1 Warrants may be exercised by L1 at any time until the third anniversary of their respective grant at the L1 Warrant Exercise Price. Should the remaining amount available for subscription by the Company under the L1 Facility of USD 5,000,000 be subscribed for, the estimated maximum number of warrants deliverable under the L1 Facility is 1,507,606 for the acquisition of an equal number of Class B Shares. As a result, assuming the L1 Facility is fully subscribed for, the maximum total number of Class B Shares that are issuable under the L1 Facility as at December 31, 2021 is 4,586,569 Class B Shares. The Class B Shares issuable to L1 in connection with the Total L1 Warrants would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the Total L1 Warrants will dilute the Company's shareholders' interests in the Company. Note that the actual volume-weighted average price of the trading day immediately preceding the subscription date at each subscription used to calculate the number of warrants granted to L1 is subject to change, and, therefore, the number of Class B Shares deliverable to L1 may vary.

Agreement for the Subscription of up to $22M Convertible Notes with Anson

On June 29, 2021, WISeKey entered into the Anson Facility with Anson, as amended on September 27, 2021, pursuant to which Anson committed to grant loans, in several tranches and in the form of convertible notes, to WISeKey up to a maximum amount of USD 22,000,000, subject to certain conditions, over a period of 24 months. The Anson Convertible Notes bear interest at a rate of 6% per annum. Subject to a cash redemption right of WISeKey, the Anson Convertible Notes are mandatorily convertible into Class B Shares within a period of 24 months from issuance of the respective Anson Convertible Notes, extendable under certain conditions by a maximum of 6 months. Conversion takes place upon request by Anson during the Anson Conversion Period, but in any case no later than at the expiry of the Anson Maximum Conversion Period. The conversion price applied to the principal amount of the Anson Convertible Notes and accrued interest, converted into CHF at the relevant exchange rate will be the lower of (i) 95% of the lowest volume weighted average price of Class B Shares on the SIX Swiss Exchange during the five trading days preceding the relevant conversion date and (ii), depending on the tranche, a fixed conversion price ranging from CHF 4 to CHF 7.50, for the tranches subscribed under the original agreement, and 90% of the lowest volume weighted average price of Class B Shares on the SIX Swiss Exchange during the ten trading days preceding the relevant conversion date for the tranches sub-scribed under the amendment dated September 27, 2021. WISeKey made several loan subscriptions in 2021 under the Anson Facility and the remaining amount available for loans as at December 31, 2021 is USD 5,500,000. In 2021, Anson requested to convert Anson Convertible Notes issued in 2021 for a total amount of USD 9,800,000, resulting in the issuance of 8,228,262 Class B Shares to Anson. The conversion of the subscriptions under the Anson Facility into Class B Shares will dilute the Company's shareholders' interest in the Company. Anson requested to convert some but not all Anson Convertible Notes issued in 2021. As at December 31, 2021, Anson Convertible Notes in an aggregate amount of USD 6,700,000 remained unconverted and the remaining amount available for subscription by the Company under the Anson Facility is USD 5,500,000, therefore, as at December 31, 2021, the estimated maximum number of Class B Shares deliverable under the Anson Facility is 18,088,674 Class B Shares at a conversion price of, respectively, CHF 0.718 per Class B Share for the tranches subscribed under the original agreement (calculated based on the closing price of a Class B Share on the SIX on December 30, 2021 of CHF 0.756 discounted by 5%) and CHF 0.68 per Class B Share for the tranches subscribed under the amendment dated September 27, 2021 (calculated based on the closing price of a Class B Share on the SIX on December 30, 2021 of CHF 0.756 discounted by 10%). Note that the actual price at which Anson may convert each tranche under the Anson Facility is subject to change, and, therefore, the number of Class B Shares deliverable to Anson may vary.

Warrants Issued to Anson

In connection with the Anson Facility, the Company granted Anson the option to acquire Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WIHN Class B Shares on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 5.00. The number of warrants granted at each tranche subscription is calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. As at December 31, 2021, a total of 2,821,922 warrants for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Anson Warrants as at December 31, 2021 is 2,821,922 Class B Shares. The Anson Warrants may be exercised by Anson at any time until the third anniversary of their respective grant at the Anson Warrant Exercise Price. Should the remaining amount available for subscription by the Company under the Anson Facility of USD 5,500,000 be subscribed for, the estimated maximum number of warrants deliverable under the Anson Facility is 1,658,366 for the acquisition of an equal number of Class B Shares. As a result, assuming the Anson Facility is fully subscribed for, the maximum total number of Class B Shares that are issuable under the Anson Facility as at December 31, 2021 is 4,480,288 Class B Shares. The Class B Shares issuable to Anson in connection with the Total Anson Warrants would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the Total Anson Warrants will dilute the Company's shareholders' interests in the Company. Note that the actual volume-weighted average price of the trading day immediately preceding the subscription date at each subscription used to calculate the number of warrants granted to Anson is subject to change, and, therefore, the number of Class B Shares deliverable to Anson may vary.

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

WISeKey uses the OISTE RoT to provide trust to its digital identity technology used to authenticate users, and encrypt and decrypt messages among users. It is also used for WISeKey's Certify ID and WISeID technology to provide Digital Certificates for people, servers and IoT objects by providing certification technology and services in conformity with OISTE directives and standards.  The OISTE RoT is audited annually by webtrust.org. The OISTE Foundation owns and regulates the "OISTE Global Trust Model", which includes as "Root of Trust" a number of Root Certification Authorities, globally recognized. OISTE delegates to the Swiss company, WISeKey SA, the operation of the systems and infrastructures supporting the Trust Model. The OISTE Foundation doesn't issue certificates to end subscribers, but grants to WISeKey a license as subordinate certification authority, allowing the delivery of Trust Services for Persons, Applications and Objects. In return for this license, we agree to pay a license fee and a royalty fee to OISTE.  In addition, the OISTE Collaboration Agreement delegates to us the technical management of the OISTE Root Global Cryptographic Key pairs, the OISTE global Root Certification Authority as well as its Digital Certificates, including the safekeeping of the OISTE Root Global Cryptographic Key Pairs in our data center bunker.  In return for this management service, we are paid a management fee by OISTE.

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

Taxation of Distributions

As stated above under Item 10B. Memorandum and Articles of Association, we do not intend to pay cash dividends in the foreseeable future. If we do make distributions of cash or property with respect to ADSs, subject to the passive foreign investment company rules described below, any such distributions (before reduction for any amounts withheld in respect of Swiss withholding tax), other than certain pro rata distributions of ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends.

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

Based on our financial statements, business plan and certain estimates and projections, including as to the relative values of our assets, we do not believe that we were a PFIC for our 2021 taxable year. However, based on the expected composition of our assets following the pending sale of our 51% stake in arago and its affiliates for cash, which is expected to be completed in the second quarter of 2022, we are likely to be a PFIC for our 2022 taxable year if we do not spend a substantial amount of our liquid assets on active business operations or if our market capitalization does not substantially increase. Furthermore, there can be no assurance that the IRS will agree with our conclusion regarding our PFIC status for 2021, and whether we are or will be classified as a PFIC in any particular year is uncertain because, among other things, we currently own a substantial amount of passive assets, including cash, and the valuation of certain of our assets may depend in part on the price of our ordinary shares, which is uncertain and may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If a U.S. Holder holds ADSs in any year in which we are treated as a PFIC, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ADSs, even if we cease to meet the threshold requirements for PFIC status.

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

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the U.S. to facilitate the implementation of FATCA. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the U.S. and Switzerland. On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the U.S. on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities.

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

The table below shows the balances of our market risk sensitive instruments, which are financial instruments, as at the end of the latest fiscal year grouped by functional currency, and the expected cash flows from these instruments for each of the next five years. The contractual cash flows are presented on an undiscounted cash flow basis, including interest expense. For those instruments where the lender has the choice to settle the repayment of principal and interests in cash or in shares, we have assumed that all amounts would be repaid in cash; this table therefore shows the maximum expected cash flows. Additional details on the financial instruments considered are available in Note 27 of our consolidated financial statements for the years ended December 31, 2021 and 2020.

				Expected cash flows by period
Market risk sensitive instruments (USD'000)	Net carrying amount	Principal amount and interests	Weighted average effective interest rate per annum	Total	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	More than 5 years
Debt and convertible note obligations:
- held by entities with CHF functional currency	4,580	4,580	0%	4,580	4,135	105	105	105	105	26
- held by entities with GBP functional currency	84	84	0%	84	84	—	—	—	—	—
Total contractual obligations	4,664	4,664		4,664	4,219	105	105	105	105	26

Foreign currency exchange rate risk

For information about the foreign currency exchange rate risk see Item 5.A. Operating Results.

Commodity price risk

The Company has only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw material. Our raw material inventory was USD 950,000 as at December 31, 2021. A change in those prices may affect our gross margin, however because the inventory balance is relatively small in comparison with our total assets, the Company does not enter into commodity futures, forwards or any other hedge instrument to manage fluctuations in prices of anticipated purchases.

Risk of changes in the value of investment securities

As at December 31, 2021, the Company had three investment securities apart from the investments in consolidated subsidiaries:

-	an investment in equity securities at fair value of USD 1,251 (see Note 22 of our consolidated financial statement as at December 31, 2021),

-	an investment in equity securities at cost of USD 500,566 (see Note 21 of our consolidated financial statement as at December 31, 2021), and

-	an investment in equity securities at cost of USD 7,000,000 fully impaired in 2020 (see Note 21 of our consolidated financial statement as at December 31, 2021).

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

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Expenses

Persons depositing or withdrawing Class B Shares or ADS holders must pay:	For:
USD 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

• Issuance of ADSs, including issuances resulting from a distribution of Class B Shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

Persons depositing or withdrawing Class B Shares or ADS holders must pay:	For:
USD 0.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been Class B Shares and the Class B Shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

USD 0.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of Class B Shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw Class B Shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

Depositary Payments

In 2021, we did not receive any payments or reimbursements from The Bank of New York Mellon, the depositary bank of our ADS program.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, management concluded that, as of December 31, 2021, our internal control over financial reporting is effective based on those criteria.

(c) Not applicable.

(d) There were no changes to our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item16A. Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Jean-Philippe Ladisa possesses specific accounting and financial management expertise and that he is an Audit Committee Financial Expert as defined by the SEC. Mr. Ladisa is also “independent” in accordance with NASDAQ rule and the applicable requirements of Rule 10A-3 of the Exchange Act.

Item 16B. Code of Ethics

We have followed Swiss law which does not require a company to have a code of ethics applicable to all directors, officers and employees. We do, however, expect ethical behavior from all our directors, officers and employees.

Item 16C. Principal Accounting Fees and Services

(a) Audit Fees: The aggregate fees billed for professional services rendered by the principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements amounted to CHF 634,692 (USD 694,478) and CHF 764,092 (USD 814,523) respectively for the years ended December 31, 2021 and 2020.

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

In the years ended December 31, 2021 and 2020, BDO has not provided services other that those rendered for the audit of our annual financial statements or in connection with statutory and regulatory filings or engagements.

(f) Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2021, the Company purchased its own Class B Shares as per detail below:

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share	(c) Maximum Number of Shares that may Yet Be Purchased Under the Plans or Programs
November 01 to November 30, 2021	45,120	USD 1.05	2,980,783
December 01 to December 31, 2021	236,880	USD 0.95	2,743,903
Total	282,000	USD 1.00	2,743,903

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

Item 16F. Change in Registrant's Certifying Accountant

None.

Item 16G. Corporate Governance

See Item 6.C. Board Practices for significant ways in which our corporate governance practices differ from NASDAQ’s standards.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 17.	Financial Statements

The Company has elected to furnish the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

The consolidated financial statements and related notes required by this Item 18 are included in this annual report beginning on page F-1.

Item 19.	Exhibits

Index to Exhibits

Exhibit No.	Description
1.1*	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).
2.1*	Form of Specimen Certificate for Class B Shares of the Registrant (incorporated by reference to Exhibit 2.1 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).
2.2*	Form of Registrant's American Depositary Receipt (incorporated by reference to form of ADR filed pursuant to Rule 424(b)(3) on November 13, 2019 under the F-6 Registration Statement for the Registrant’s American Depositary Shares (Reg No. 333-224780)).
2.4*	Deposit Agreement, dated as of May 16, 2018, among the Registrant, the Depositary and the Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2.4 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).
2.5	Description of Securities registered under Section 12 of the Exchange Act.
4.1	WISeKey Employee Share Option Plan, as amended on November 24, 2021.
4.2*	Form of indemnification agreement by and between Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 4.2 of Amendment No.1 to WISeKey International Holding AG’s registration statement on the Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).
4.3*	Convertible Loan Agreement by and between Registrant and Crede CG III, Ltd., dated as of September 28, 2018 (incorporated by reference to Exhibit 4.3 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).
4.4*	Warrant Agreement by and between Registrant and Crede CG III, Ltd., dated as of September 28, 2018 (incorporated by reference to Exhibit 4.4 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).
4.5*	Convertible Loan Agreement by and between Registrant and YA II PN, Ltd., dated as of June 27, 2019 (incorporated by reference to Exhibit 4.5 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).
4.6*	Warrant Agreement by and between Registrant and YA II PN, Ltd., dated as of June 27, 2019 (incorporated by reference to Exhibit 4.6 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).
4.7*	Standby Equity Distribution Agreement by and between Registrant and YA II PN, Ltd., dated as of February 8, 2018 (incorporated by reference to Exhibit 4.7 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.8*	Share Subscription Facility Agreement by and among Registrant, GEM Global Yield Fund LLC SCS and GEM Investments America, LLC, dated as of January 19, 2016 (incorporated by reference to Exhibit 4.8 of WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on October 30, 2019).
4.9*	Warrant to Purchase Ordinary Shares by and between Registrant and GEM Global Yield Fund LLC SCS, dated as of May 6, 2016 (incorporated by reference to Exhibit 4.9 of WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on October 30, 2019).
4.10*	Master Purchase Agreement by and between Cisco Systems International B.V. and INSIDE Secure, dated as of August 25, 2014 (incorporated by reference to Exhibit 4.10 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).
4.11*	Buffer Stock Agreement by and between WISeKey Semiconductors and Key Tronic Corporation, dated as of June 9, 2017 (incorporated by reference to Exhibit 4.11 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).
4.12*	Supplier Agreement by and between Vault-IC France and UTAC Headquarters Pte. Ltd, dated as of September 19, 2016 (incorporated by reference to Exhibit 4.12 of WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on October 30, 2019).
4.13*	Service Level Agreement by and among Inside Secure, Presto Engineering HVM and Presto Engineering, Inc., dated as of June 30, 2015 (incorporated by reference to Exhibit 4.13 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). (1)
4.14*	First Amendment to Service Level Agreement, by and among Inside Secure, Presto Engineering HVM and Presto Engineering, Inc., dated as of May 26, 2016 (incorporated by reference to Exhibit 4.14 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). (1)
4.15*	Second Amendment to Service Level Agreement, by and among WISeKey Semiconductors, Presto Engineering HVM and Presto Engineering, Inc., dated as of June 25, 2018 (incorporated by reference to Exhibit 4.15 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). (1)
4.16*	SafeNet Supplier Agreement by and between SafeNet, Inc. and Inside Secure SA, dated as of March 26, 2012 (incorporated by reference to Exhibit 4.16 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).
4.17*	PicoPass License Agreement by and between Inside Secure and HID Global Corporation, dated as of December 8, 2014 (incorporated by reference to Exhibit 4.17 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). (1)
4.18*	Collaboration Agreement by and between Organisation Internationale pour la Sécurité de Transactions Electroniques OISTE and WISeKey SA, dated as of June 20, 2018 (incorporated by reference to Exhibit 4.18 of WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on October 30, 2019).
4.19*	Credit Agreement, dated as of April 4, 2019, by and between ExWorks Capital Fund I, L.P. and WISeCoin AG. (incorporated by reference to Exhibit 4.19 to the Form 20-F for the year ended December 31, 2019, as filed with the SEC on March 13, 2020). (1)
4.20*	Convertible Term Loan Facility Agreement, dated as of December 16, 2019, by and between Long State Investment Limited and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.20 to the Form 20-F for the year ended December 31, 2019, as filed with the SEC on March 13, 2020). (1)

4.21*	Convertible Loan Agreement, dated as of March 4, 2020, between WISeKey International Holding AG and YA II PN, LTD. (incorporated by reference to Exhibit 4.21 to the Form 20-F for the year ended December 31, 2019, as filed with the SEC on March 13, 2020). (1)
4.22*	English summary of Credit COVID-19 Loan Agreement, dated March 26, 2020, between WISeKey International Holding AG and UBS SA.
4.23*	English summary of Credit COVID-19 Loan Agreement, dated March 26, 2020, between WISeKey SA and UBS SA.
4.24*	Agreement for the Issuance and Subscription of Convertible Notes, dated May 18, 2020, between WISeKey International Holding AG and Nice & Green SA.
4.25*	Convertible Loan Agreement, dated August 07, 2020, between WISeKey International Holding AG and Crede CG III, Ltd.
4.26*	Warrant Agreement, dated August 07, 2020, between WISeKey International Holding AG and Crede CG III, Ltd.
4.27*	First Amendment, dated September 18, 2020, to the Warrant Agreement dated September 28, 2018, between WISeKey International Holding AG and Crede CG III, Ltd.
4.28*	First Amendment, dated September 18, 2020, to the Warrant Agreement dated August 07, 2020, between WISeKey International Holding AG and Crede CG III, Ltd.
4.29*	Agreement for the Issuance and Subscription of Convertible Notes, dated December 08, 2020, between WISeKey International Holding AG and GLOBAL TECH OPPORTUNITIES 8.
4.30*	Third Convertible Loan Agreement, dated November 18, 2020, between WISeKey International Holding AG, arago GmbH, Aquilon Invest GmbH, and OGARA GmbH.
4.31	Investment and Shareholders’ Agreement, dated January 27, 2021, between arago GmbH, Aquilon Invest GmbH, OGARA GmbH, Mr. Hans-Christian Boos and WISeKey International Holding AG.
4.32	Agreement for the Subscription of up to $22M Convertible Notes, dated June 29, 2021, between L1 Capital Global Opportunities Master Fund and WISeKey International Holding AG.
4.33	Agreement for the Subscription of up to $22M Convertible Notes, dated June 29, 2021, between Anson Investments Master Fund LP and WISeKey International Holding AG.
4.34	First Amendment to the Subscription Agreement, dated September 27, 2021, between WISeKey International Holding AG and L1 Capital Global Opportunities Master Fund.
4.35	First Amendment to the Subscription Agreement, dated September 27, 2021, between WISeKey International Holding AG and Anson Investments Master Fund LP.
4.36	Draft term sheet, dated April 29, 2021, between arago GmbH and WISeKey International Holding AG.
4.37	Amendment Agreement to Draft Term Sheet, dated July 28, 2021, between arago GmbH, Mr. Hans-Christian Boos and WISeKey International Holding AG.
4.38	Amendment Agreement to Draft Term Sheet, dated January 24, 2022, between arago GmbH, Mr. Hans-Christian Boos and WISeKey International Holding AG.
4.39	Second Amendment to the Subscription Agreement, dated March 1, 2022, between WISeKey International Holding AG and L1 Capital Global Opportunities Master Fund.
4.40	Share Purchase and Transfer Agreement, dated March 14, 2022, between OGARA GmbH, Neutrino Energy Property GmbH & Co KG, Aquilon Invest GmbH and WISeKey International Holding AG.
8.1	List of significant subsidiaries of the Registrant.
12.1	Certification of Carlos Moreira, Chief Executive Officer of WISeKey International Holding AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Peter Ward, Chief Financial Officer of WISeKey International Holding AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Carlos Moreira, Chief Executive Officer of WISeKey International Holding AG, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Peter Ward, Chief Financial Officer of WISeKey International Holding AG, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed
(1)	Portions of this exhibit have been omitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing of Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WISEKEY INTERNATIONAL HOLDING AG
By:	/s/ Carlos Moreira /s/ Peter Ward
Carlos Moreira Peter Ward
Chief Executive Officer CFO

Date: April 13, 2022

WISeKey Consolidated Financial Statements

for Years Ended December 31, 2019, 2020 and 2021

1. Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

WISeKey International Holding AG

6300 Zug

Switzerland

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of WISeKey International Holding AG (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income/loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Zurich, Switzerland, April 13, 2022

BDO AG

/s/ Christoph Tschumi	/s/ Philipp Kegele
Christoph Tschumi	Philipp Kegele

We have served as the Company's auditor since 2015.

2. Consolidated Statements of Comprehensive Income/(Loss)

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,	Note
USD'000	2021	2020	2019	Ref.

Net sales	22,258	14,779	22,652	33
Cost of sales	(12,869)	(8,578)	(12,871)
Depreciation of production assets	(301)	(736)	(325)
Gross profit	9,088	5,465	9,456

Other operating income	183	43	180	34
Research & development expenses	(7,007)	(6,012)	(6,422)
Selling & marketing expenses	(10,226)	(7,355)	(7,929)
General & administrative expenses	(18,726)	(10,673)	(15,789)
Total operating expenses	(35,776)	(23,997)	(29,960)
Operating loss	(26,688)	(18,532)	(20,504)

Non-operating income	8,638	1,127	1,918	36
Debt conversion expense	(325)
Gain on derivative liability	—	44	214	6
Gain / (loss) on debt extinguishment	—	—	(233)
Interest and amortization of debt discount	(1,057)	(458)	(742)	27
Non-operating expenses	(4,755)	(11,079)	(3,670)	37
Loss from continuing operations before income tax expense	(24,187)	(28,898)	(23,017)

Income tax expense	93	(9)	(13)
Loss from continuing operations, net	(24,094)	(28,907)	(23,030)

Discontinued operations:
Net sales from discontinued operations	—	—	1,934
Cost of sales from discontinued operations	—	—	(791)
Total operating and non-operating expenses from discontinued operations	—	—	(1,801)
Income tax recovery from discontinued operations	—	—	42
Gain on disposal of a business, net of tax on disposal	—	—	31,100
Income / (loss) on discontinued operations	—	—	30,484

Net income / (loss)	(24,094)	(28,907)	7,454

Less: Net income / (loss) attributable to noncontrolling interests	(3,754)	(248)	(733)
Net income / (loss) attributable to WISeKey International Holding AG	(20,340)	(28,659)	8,187

Earnings per share
Earnings from continuing operations per share - Basic	(0.34)	(0.68)	(0.64)	40
Earnings from continuing operations per share - Diluted	(0.34)	(0.68)	(0.64)	40

Earnings from discontinued operations per share - Basic	—	—	0.84	40
Earnings from discontinued operations per share - Diluted	—	—	0.81	40

Earning per share attributable to WISeKey International Holding AG
Basic	(0.28)	(0.67)	0.23	40
Diluted	(0.28)	(0.67)	0.23	40

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(1,534)	1,729	516
Change in unrealized gains related to available-for-sale debt securities	(1,965)	5,385	—	11
Defined benefit pension plans:				29
Net gain (loss) arising during period	1,572	1,189	(2,199)
Reclassification adjustments	7,350	—	—
Other comprehensive income / (loss)	(5,347)	8,303	(1,683)
Comprehensive income / (loss)	(29,441)	(20,604)	5,771

Other comprehensive income / (loss) attributable to noncontrolling interests	186	(95)	(127)
Other comprehensive income / (loss) attributable to WISeKey International Holding AG	(5,533)	8,398	(1,556)

Comprehensive income / (loss) attributable to noncontrolling interests	(3,567)	(343)	(860)
Comprehensive income / (loss) attributable to WISeKey International Holding AG	(25,874)	(20,261)	6,631

The accompanying notes are an integral part of these consolidated financial statements.

3. Consolidated Balance Sheets

	As at December 31,	As at December 31,	Note
USD'000	2021	2020	ref.
ASSETS
Current assets
Cash and cash equivalents	34,249	19,650	7
Restricted cash, current	110	2,113	8
Accounts receivable, net of allowance for doubtful accounts	3,261	2,900	9
Notes receivable from employees	68	37	10
Available-for-sale debt security	—	9,190	11
Inventories	2,710	2,474	12
Prepaid expenses	1,435	649
Deferred charges, current	—	836
Other current assets	677	814	13
Total current assets	42,510	38,663

Noncurrent assets
Notes receivable, noncurrent	190	183	14
Deferred income tax assets	6	3
Deferred tax credits	848	1,312	16
Property, plant and equipment net of accumulated depreciation	587	1,000	17
Intangible assets, net of accumulated amortization	9,186	9	18
Finance lease right-of-use assets	171	246	19
Operating lease right-of-use assets	3,706	2,502	19
Goodwill	30,841	8,317	20
Deferred charges, noncurrent	—	169
Equity securities, at cost	501	—	21
Equity securities, at fair value	1	301	22
Other noncurrent assets	258	176	23
Total noncurrent assets	46,295	14,218
TOTAL ASSETS	88,805	52,881

LIABILITIES
Current Liabilities
Accounts payable	16,448	13,099	24
Notes payable	6,249	4,115	25
Convertible note payable, current	—	5,633	27
Deferred revenue, current	487	302	33
Current portion of obligations under finance lease liabilities	55	119	19
Current portion of obligations under operating lease liabilities	950	601	19
Income tax payable	11	3
Other current liabilities	552	1,105	26
Total current liabilities	24,752	24,977

Noncurrent liabilities
Bonds, mortgages, convertible note payable and other long-term debt	458	646	27
Convertible note payable, noncurrent	9,049	3,710	27
Deferred revenue, noncurrent	100	19	33
Finance lease liabilities, noncurrent	—	67	19
Operating lease liabilities, noncurrent	2,878	1,901	19
Indebtedness to related parties, noncurrent	2,395	—	28
Employee benefit plan obligation	4,769	6,768	29
Deferred income tax liability	2,906	—	38
Other deferred tax liabilities	62	38
Other noncurrent liabilities	57	329
Total noncurrent liabilities	22,674	13,478
TOTAL LIABILITIES	47,426	38,455
Commitments and contingent liabilities			30

SHAREHOLDERS' EQUITY
Common stock - Class A	400	400	31
CHF 0.01 par value
Authorized - 40,021,988 and 40,021,988 shares
Issued and outstanding - 40,021,988 and 40,021,988 shares
Common stock - Class B	4,685	2,490	31
CHF 0.05 par value
Authorized - 138,058,468 and 63,234,625
Issued - 88,120,054 and 47,622,689
Outstanding - 80,918,390 and 42,839,554
Share subscription in progress	—	1
Treasury stock, at cost (7,201,664 and 4,783,135 shares held)	(636)	(505)	31
Additional paid-in capital	268,199	224,763
Accumulated other comprehensive income / (loss)	1,407	6,940	32
Accumulated deficit	(238,160)	(217,820)
Total shareholders'equity attributable to WISeKey shareholders	35,895	16,269
Noncontrolling interests in consolidated subsidiaries	5,484	(1,843)
Total shareholders'equity	41,379	14,426
TOTAL LIABILITIES AND EQUITY	88,805	52,881

The accompanying notes are an integral part of these consolidated financial statements.

4. Consolidated Statements of Changes in Shareholders’ Equity

	Number of common shares		Common Share Capital
USD'000	Class A	Class B	Class A	Class B	Total share capital	Treasury Shares	Additional paid-in capital	Share subscription in progress	Accumulated deficit	Accumulated other comprehensive income / (loss)	Total stockholders' equity	Non controlling interests	Total equity
As at December 31, 2019	40,021,988	28,824,086	400	1,475	1,875	(1,288)	212,036	6	(189,161)	(1,453)	22,015	(1,571)	20,444
Common stock issued[1]	—	8,261,363	—	448	448	—	—	—	—	—	448	—	448
Options exercised[1]	—	2,537,240	—	126	126	—	—	—	—	—	126	—	126
Stock-based compensation	—	—	—	—	—	—	393	(5)	—	—	388	—	388
Changes in treasury shares	—	8,000,000	—	441	441	(439)	—	—	—	—	2	—	2
Yorkville SEDA	—	—	—	—	—	1,252	(228)	—	—	—	1,024	—	1,024
Crede convertible loan	—	—	—	—	—	517	2,007	—	—	—	2,524	—	2,524
LSI convertible loan	—	—	—	—	—	20	1,242	—	—	—	1,262	—	1,262
Nice & Green loan	—	—	—	—	—	106	8,749	—	—	—	8,855	—	8,855
GTO facility	—	—	—	—	—	23	593	—	—	—	616	—	616
Change in Ownership in WISeKey SA	—	—	—	—	—	—	(29)	—	—	(5)	(34)	71	37
Share buyback program	—	—	—	—	—	(696)	—	—	—	—	(696)	—	(696)
Net loss	—	—	—	—	—	—	—	—	(28,659)	—	(28,659)	(248)	(28,907)
Other comprehensive income / (loss)	—	—	—	—	—	—	—	—	—	8,393	8,398	(95)	8,303
As at December 31, 2020	40,021,988	47,622,689	400	2,490	2,890	(505)	224,763	1	(217,820)	6,940	16,269	(1,843)	14,426
Common stock issued[1]	—	—	—	—	—	—	(154)	—	—	—	(154)	—	(154)
Options exercised[1]	—	30,497	—	2	2	—	2	(1)	—	—	3	—	3
Stock-based compensation	—	—	—	—	—	—	3,783	—	—	—	3,783	—	3,783
Changes in treasury shares	—	28,386,037	—	1,528	1,528	(1,528)	—	—	—	—	—	—	—
Yorkville SEDA	—	—	—	—	—	250	160	—	—	—	410	—	410
Crede convertible loan	—	3,058,358	—	174	174	56	3,512	—	—	—	3,742	—	3,742
GTO Facility	—	9,022,473	—	491	491	259	14,620	—	—	—	15,370	—	15,370
L1 Facility	—	—	—	—	—	645	12,387	—	—	—	13,032	—	13,032
Anson Facility	—	—	—	—	—	453	9,126	—	—	—	9,579	—	9,579
Change in Ownership within the Group	—	—	—	—	—	—	—	—	—	—	—	(26)	(26)
Acquisition of Arago Group	—	—	—	—	—	—	—	—	—	—	—	10,921	10,921
Share buyback program	—	—	—	—	—	(266)	—	—	—	—	(266)	—	(266)
Net loss	—	—	—	—	—	—	—	—	(20,340)	—	(20,340)	(3,754)	(24,094)
Other comprehensive income / (loss)	—	—	—	—	—	—	—	—	—	(5,533)	(5,533)	186	(5,347)
As at December 31, 2021	40,021,988	88,120,054	400	4,685	5,085	(636)	268,199	—	(238,160)	1,407	35,895	5,484	41,379

1.	The articles of association of the Company had not been fully updated as of December 31, 2021 with the shares issued out of conditional capital.

The accompanying notes are an integral part of these consolidated financial statements.

5. Consolidated Statements of Cash Flows

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2021	2020	2019

Cash Flows from operating activities:
Net Income (loss)	(24,094)	(28,907)	7,454
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant & equipment	513	988	821
Amortization of intangible assets	481	604	534
Impairment charge	—	7,000	—
Debt conversion expense	325	—	—
Interest and amortization of debt discount	1,057	458	783
Loss / (gain) on derivative liability	—	(44)	(214)
Loss on debt extinguishment	—	—	1,326
Stock-based compensation	3,783	393	5,414
Bad debt expense	18	24	99
Inventory obsolescence impairment	—	457	535
Income tax expense / (recovery) net of cash paid	(131)	9	(17)
Release of provision	—	(52)	—
Other non cash expenses /(income)
Expenses settled in equity	146	14	40
Gain on disposal of a business	—	—	(31,100)
Unrealized gains related to available-for-sale debt securities recorded in the income statement after acquisition of arago	(5,553)	—	—
Other	172	455	80
Unrealized and non cash foreign currency transactions	300	800	157

Changes in operating assets and liabilities, net of effects of businesses acquired
Decrease (increase) in accounts receivables	207	870	1,346
Decrease (increase) in inventories	(236)	313	1,399
Decrease (increase) in other current assets, net	737	46	(84)
Decrease (increase) in deferred research & development tax credits, net	464	1,176	19
Decrease (increase) in other noncurrent assets, net	1,805	53	(77)
Increase (decrease) in accounts payable	2,061	2,386	(1,765)
Increase (decrease) in deferred revenue, current	(723)	213	25
Increase (decrease) in income taxes payable	8	(8)	(362)
Increase (decrease) in other current liabilities	(2,370)	(199)	(217)
Increase (decrease) in deferred revenue, noncurrent	81	9	2,247
Increase (decrease) in defined benefit pension liability	(570)	66	258
Increase (decrease) in other noncurrent liabilities	(272)	326	(2,592)
Net cash provided by (used in) operating activities	(21,791)	(12,550)	(13,891)

Cash Flows from investing activities:
Sale / (acquisition) of equity securities	(476)	—	(4,000)
Sale / (acquisition) of property, plant and equipment	(36)	(52)	(293)
Sale of a business, net of cash and cash equivalents divested	—	—	40,919
Acquisition of a business, net of cash and cash equivalents acquired	(2,013)	(3,845)	—
Net cash provided by (used in) investing activities	(2,525)	(3,897)	36,626

Cash Flows from financing activities:
Proceeds from options exercises	4	68	3,412
Proceeds from issuance of Common Stock	226	2,194	1,112
Proceeds from convertible loan issuance	44,362	22,053	2,860
Proceeds from debt	—	646	4,030
Repayments of debt	(5,276)	(2,344)	(27,631)
Payments of debt issue costs	(2,341)	—	(42)
Repurchase of treasury shares	—	(1,135)	(1,025)
Net cash provided by (used in) financing activities	36,975	21,482	17,284

Effect of exchange rate changes on cash and cash equivalents	(63)	82	(200)

Cash and cash equivalents
Net increase (decrease) during the period	12,596	5,117	5,492
Balance, beginning of period	21,763	16,646	11,154
Balance, end of period	34,359	21,763	16,646

Reconciliation to balance sheet
Cash and cash equivalents from continuing operations	34,249	19,650	12,121
Restricted cash, current from continuing operations	110	2,113	2,525
Restricted cash, noncurrent from continuing operations	—	—	2,000
Cash and cash equivalents from discontinued operations	—	—	—
Balance, end of period	34,359	21,763	16,646

Supplemental cash flow information
Cash paid for interest, net of amounts capitalized	490	250	756
Cash paid for incomes taxes	—	46	12
Noncash conversion of convertible loans into common stock	43,704	12,946	1,771
Restricted cash received for share subscription in progress	—	1	5
ROU assets obtained from finance lease	—	—	321
ROU assets obtained from operating lease	2,375	544	3,768

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

The Group develops, markets, hosts and supports a range of solutions that enable the secure digital identification of people, content and objects, by generating digital identities that enable its clients to monetize their existing user bases and at the same time, expand its own eco-system. WISeKey generates digital identities from its current products and services in Cybersecurity Services, IoT (internet of Things), Digital Brand Management and Mobile Security. In 2021, the Group entered the field of Artificial Intelligence (“AI”) with the acquisition of arago GmbH.

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

The Group incurred a net operating loss of USD 26.7 million and had positive working capital of USD 17.8 million as at December 31, 2021, calculated as the difference between current assets and current liabilities. Based on the Group’s cash projections for the next 12 months to April 30, 2023, it has sufficient liquidity to fund operations and financial commitments. Historically, the Group has been dependent on equity financing to augment the operating cash flow to cover its cash requirements. Any additional equity financing may be dilutive to shareholders.

On February 08, 2018 the Group entered into a Standby Equity Distribution Agreement (“SEDA”) with Yorkville (see Note 27 for detail). Pursuant to the SEDA, Yorkville commits to provide equity financing to WISeKey in the aggregate amount of up to CHF 50.0 million in exchange for Class B Shares over a three-year period. Provided that a sufficient number of Class B Shares is provided through share lending, WISeKey has the right to make drawdowns under the SEDA, at its discretion, by requesting Yorkville to subscribe for (if the Class B Shares are issued out of authorized share capital) or purchase (if the Class B Shares are delivered out of treasury) Class B Shares worth up to CHF 5.0 million by drawdown, subject to certain exceptions and limitations. On March 04, 2020, the SEDA was extended by 24 months to March 31, 2023. In the year 2021, WISeKey made one drawdown for CHF 363,876 (USD 380,568 at historical rate). As at December 31, 2021, the outstanding equity financing available was CHF 45,643,955.

On May 18, 2020, the Group entered into an Agreement for the Issuance and Subscription of Convertible Notes (the “Nice & Green Facility”) with Nice & Green SA (“Nice & Green”) (see Note 27 for detail.) Pursuant to the Nice & Green Facility, Nice & Green commits to subscribe for up to CHF 10.0 million of interest-free convertible notes, over a two-year period. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares within a period of 12 months from issuance. In year 2021, WISeKey made no subscription. As at December 31, 2021, the outstanding Nice & Green Facility available was CHF 1,083,111 (USD 1,187,876) and there were no unconverted outstanding loan amounts.

On June 29,2021, WISeKey entered into an Agreement for the Subscription of up to $22M Convertible Notes (the “L1 Facility”) with L1 Capital Global Opportunities Master Fund (“L1”), pursuant to which L1 commits to grant a loan to WISeKey for up to a maximum amount of USD 22 million divided into tranches of variable sizes, during a commitment period of 24 months ending June 28, 2023. The initial tranche was agreed in the L1 Facility agreement as USD 11 million to be funded on June 29, 2021 (the “L1 Initial Tranche”). On September 27, 2021, WISeKey and L1 signed the First Amendment to the Subscription Agreement (the “L1 First Amendment”), pursuant to which, for the remaining facility, WISeKey has the right to request L1 to subscribe for four “accelerated” note tranches of up to USD 2,750,000 each or any other amount agreed between the parties (the “L1 Accelerated Tranches”), at the date and time determined by WISeKey during the commitment period, subject to certain conditions. In 2021, WISeKey made five subscriptions under the L1 Facility for a total of USD 6 million L1 Accelerated Tranches, in addition to the L1 Initial Tranche of USD 11 million. As at December 31, 2021, the outstanding L1 Facility available was USD 5 million. Convertible notes in an aggregate amount of USD 3.5 million remained unconverted.

On June 29,2021, WISeKey entered into an Agreement for the Subscription of up to $22M Convertible Notes (the “Anson Facility”) with Anson Investments Master Fund LP (“Anson”), pursuant to which Anson commits to grant a loan to WISeKey for up to a maximum amount of USD 22 million divided into tranches of variable sizes, during a commitment period of 24 months ending June 28, 2023. The initial tranche was agreed in the Anson Facility agreement as USD 11 million to be funded on June 29, 2021 (the “Anson Initial Tranche”). On September 27, 2021, WISeKey and Anson signed the First Amendment to the Subscription Agreement, pursuant to which, for the remaining facility, WISeKey has the right to request Anson to subscribe for four “accelerated” note tranches of up to USD 2,750,000 each or any other amount agreed between the parties (the “Anson Accelerated Tranches”), at the date and time determined by WISeKey during the commitment period, subject to certain conditions. In 2021, WISeKey made two subscriptions under the Anson Facility for a total of USD 5.5 million Anson Accelerated Tranches, in addition to the Anson Initial Tranche of USD 11 million. As at December 31, 2021, the outstanding Anson Facility available was USD 5.5 million. Convertible notes in an aggregate amount of USD 6.7 million remained unconverted.

The SEDA, the Nice & Green Facility, the L1 Facility and the Anson Facility will be used as a safeguard should there be any additional cash requirements not covered by other types of funding.

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

Acquisition of arago

On February 1, 2021, the Company acquired arago GmbH, a private German company, and its affiliates (together, “arago” or the “arago Group”). arago is a leader in artificial intelligence automation. arago aims to provide the benefits of artificial intelligence to enterprise customers globally through knowledge automation. arago uses modern technologies such as inference and machine learning in order to automatically operate the entire IT stack – from heterogeneous environments to individual applications.

The assets, liabilities and results of arago have been consolidated in the Group’s financial statements from the acquisition date of February 1, 2021.

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

General Principles of Business Combinations

The Company uses the acquisition method to account for business combination, in line with ASC Topic 805-10 Business Combinations. Subsidiaries acquired or divested in the course of the year are included in the consolidated financial statements respectively as of the date of purchase, and up to the date of sale. The consideration for the acquisition is measured as the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interests over the net identifiable assets acquired and liabilities assumed.

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

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives which range from 1 to 5 years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the lease terms, as appropriate. Property, plant and equipment are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

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

Intangible assets with indefinite lives are not amortized but are subject to annual reviews for impairment.

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

Goodwill and Other Indefinite-Lived Intangible Assets

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

In line with ASC 830, the goodwill balance is recorded in the functional currency of the acquired business and translated at each period end with the exchange rate impact booked into other comprehensive income.

Equity Securities

Equity securities are any security representing an ownership interest in an entity or the right to acquire or dispose of an ownership interest in an entity at fixed or determinable prices, in accordance with ASC 321, i.e., investments that do not qualify for accounting as a derivative instrument, an investment in consolidated subsidiaries, or an investment accounted for under the equity method.

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

Revenue Recognition

WISeKey’s policy is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, WISeKey applies the following steps:

-	Step 1: Identify the contract(s) with a customer.

-	Step 2: Identify the performance obligations in the contract.

-	Step 3: Determine the transaction price.

-	Step 4: Allocate the transaction price to the performance obligations in the contract.

-	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

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

Cost of Sales and Depreciation of Production Assets

Our cost of sales consists primarily of expenses associated with the delivery and distribution of our services and products. These include expenses related to the license to the Global Cryptographic ROOT Key, the global Certification authorities as well as the digital certificates for people, servers and objects, expenses related to the preparation of our secure elements and the technical support provided on the Group's ongoing production and on the ramp-up phase, including materials, labor, test and assembly suppliers, and subcontractors, freights costs, as well as the amortization of probes, wafers and other items that are used in the production process. This amortization is disclosed separately under depreciation of production assets on the face of the income statement.

Research and Development and Software Development Costs

All research and development costs and software development costs are expensed as incurred.

Advertising Costs

All advertising costs are expensed as incurred.

Pension Plan

The Group maintains three defined benefit post retirement plans:

-	one that covers all employees working for WISeKey SA in Switzerland,

-	one that covers all employees working for WISeKey International Holding Ltd in Switzerland, and

-	one for the French employees of WISeKey Semiconductors SAS.

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

Earnings per Share

Basic earnings per share are calculated using WISeKey International Holding AG’s weighted-average outstanding WIHN Class B Shares. When the effects are not antidilutive, diluted earnings per share is calculated using the weighted-average outstanding WIHN Class B Shares and the dilutive effect of stock options as determined under the treasury stock method.

Segment Reporting

Following the acquisition of arago, our chief operating decision maker, who is also our Chief Executive Officer, requested changes in the information that he regularly reviews for purposes of allocating resources and assessing budgets and performance. As a result, beginning in fiscal year 2021, we report our financial performance based on a new segment structure described in Note 39. There was no restatement of prior periods due to changes in reported segments.

Recent Accounting Pronouncements

Adoption of new FASB Accounting Standard in the current year – Prior-Year Financial Statements not restated:

As of January 1, 2021, the Group adopted ASU 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans, which modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans.

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

As of January 1, 2021, The Group also adopted ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (the ASU), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements, which amendments primarily impact ASC 740, Income Taxes, and may impact both interim and annual reporting periods.

It eliminates the need for an organization to analyze whether the following apply in a given period:

•	Exception to the incremental approach for intraperiod tax allocation; Exceptions to accounting for basis differences when there are ownership changes in foreign investments; Exception in interim period income tax accounting for year-to-date losses that exceed anticipated losses.

The ASU also improves financial statement preparers’ application of income tax-related guidance and simplifies GAAP for:

•	Franchise taxes that are partially based on income; Transactions with a government that result in a step up in the tax basis of goodwill; Separate financial statements of legal entities that are not subject to tax; Enacted changes in tax laws in interim periods.

There was no material impact on the Group's results upon adoption of the standard.

As of January 1, 2021, the Group also adopted ASU 2020-01, Investments- Equity securities (Topic 321), Investments – equity method and joint ventures (Topic 323), and derivatives and hedging (topic 815), which provides additional guidance as a result of the adoption of ASU 2016-01, which added Topic 321, Investments – Equity Securities and provided an entity with the option to measure certain equity securities without a readily determinable fair value at cost, minus impairment. ASU 2020-01 amended the current guidance. In particular, the FASB clarified that entities seeking to apply the measurement alternative found in Topic 321 should first consider whether there are observable transactions that would require the reporting entity to either apply or discontinue the equity method of accounting in accordance with Topic 323. With respect to certain forward contracts and purchase options, the FASB explained an entity should not consider whether the underlying securities would be accounted for under Topic 323, or the fair value option found in Topic 825 upon the settlement of the contract or purchase option. Entities should instead consider the characteristics of these contracts and options based on the guidance found in 815-10-15-141 to determine the appropriate accounting treatment.

There was no material impact on the Group's results upon adoption of the standard.

As of January 1, 2021, the Group also adopted ASU 2020-10, Codification improvements, which further clarify and improve the Codification by codifying all guidance that requires or provides the option for an entity to disclose information within the footnotes. This clarification is meant to reduce the likelihood of a preparer missing required disclosure requirements. While the amendments do not introduce new topics or subtopics or change existing GAAP, all entities should review the changes found in the ASU to assess the impact it may have on their financial reporting requirements.

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

The Company expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In May 2021, The FASB has issued Accounting Standards Update (ASU) No. 2021-04, Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options — a consensus of the FASB Emerging Issues Task Force.

Summary: The ASU provides a principles-based framework to determine whether an issuer should recognize the modification or exchange as an adjustment to equity or an expense. This Update is to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this Update affect all entities that issue freestanding written call options that are classified in equity.

Effective Date: ASU No. 2021-04 is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. Early adoption is permitted.

The Company expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In October 2021, The FASB has issued Accounting Standards Update (ASU) No. 2021-08, Business Combinations (topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.

Summary: The ASU amends ASC 805 to “require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination.” Under current GAAP, an acquirer generally recognizes such items at fair value on the acquisition date. ASU 2021-08 requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606 (meaning the acquirer should assume it has entered the original contract at the same date and using the same terms as the acquiree). This new ASU applies to contract assets and contract liabilities acquired in a business combination and to other contracts that directly/indirectly apply the requirements of ASC 606.

Effective Date: ASU No. 2021-08 is effective for public business entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. An entity should apply the amendments prospectively to business combinations occurring on or after the effective dates. Early adoption is permitted.

The Company expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In November 2021, The FASB has issued Accounting Standards Update (ASU) No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance.

Summary: The ASU provides an update to increase the transparency of government assistance including the disclosure of the types of assistance, an entity’s accounting for the assistance, and the effect of the assistance on an entity’s financial statements. ASC 832 requires the following disclosures in the notes, information about the nature of the transactions, the accounting policies used to account for the transactions, and balance sheet and income statement affected by the transactions. The duration, commitments, provisions, and other contingencies are required to disclose.

Effective Date: ASU No. 2021-10 is effective for fiscal years beginning after December 15, 2021. Early adoption is permitted.

The Company expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

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

The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. We generally do not require collateral on trade accounts receivable. Summarized below are the clients whose revenue were 10% or higher than the respective total consolidated net sales for fiscal years 2021, 2020 or 2019, and the clients whose trade accounts receivable balances were 10% or higher than the respective total consolidated trade accounts receivable balance for fiscal years 2021 and 2020:

	Revenue concentration (% of total net sales)			Receivables concentration (% of total accounts receivable)
	12 months ended December 31,			As at December 31,
	2021	2020	2019	2021	2020
IoT operating segment
Multinational electronics contract manufacturing company	10%	18%	12%	13%	14%
International packaging solutions, technology and chips	1%	8%	11%	0%	2%

Note 6.      Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1, defined as observable inputs such as quoted prices in active markets;

•	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

	As at December 31, 2021		As at December 31, 2020		Fair
USD'000	Carrying amount	Fair value	Carrying amount	Fair value	value level	Note ref.
Nonrecurring fair value measurements
Accounts receivable	3,261	3,261	2,900	2,900	3	9
Notes receivable from employees and related parties	68	68	37	37	3	10
Notes receivable, noncurrent	190	190	183	183	3	14
Equity securities, at cost	501	501	—	—	3	21
Accounts payable	16,448	16,448	13,099	13,099	3	24
Notes payable	6,249	6,249	4,115	4,115	3	25
Bonds, mortgages and other long-term debt	458	458	646	4,115	3	27
Convertible note payable, current	—	—	5,633	5,633	3	27
Convertible note payable, noncurrent	9,049	9,049	3,710	3,710	3	27
Indebtedness to related parties, noncurrent	2,395	2,395	—	—	3	28
Recurring fair value measurements
Available-for-sale debt security	—	—	9,190	9,190	1	11
Equity securities, at fair value	1	1	301	301	1	22

In addition to the methods and assumptions we use to record the fair value of financial instruments as discussed in the Fair Value Measurements section above, we used the following methods and assumptions to estimate the fair value of our financial instruments:

-	Accounts receivable – carrying amount approximated fair value due to their short-term nature.

-	Notes receivable from related parties – carrying amount approximated fair value due to their short-term nature.

-	Notes receivable, noncurrent- carrying amount approximated fair value because time-value considerations are immaterial to the accounts.

-	Equity securities, at cost - no readily determinable fair value, measured at cost minus impairment.

-	Accounts payable – carrying amount approximated fair value due to their short-term nature.

-	Notes payable – carrying amount approximated fair value due to their short-term nature.

-	Convertible note payable current and noncurrent- carrying amount approximated fair value.

-	Indebtedness to related parties, noncurrent - carrying amount approximated fair value.

-	Available-for-sale debt security - fair value remeasured as at reporting period.

-	Equity securities, at fair value - fair value remeasured as at reporting period.

Derivative liabilities

In 2021, the Group held one derivative instrument which was measured at estimated fair value on a recurring basis and linked to the conversion option originally embedded in the convertible loan signed with YA II PN, Ltd., a fund managed by Yorkville Advisors Global, LLC (“Yorkville”) on June 27, 2019 (the “First Yorkville Convertible Loan”) and modified on March 04, 2020 when WISeKey entered into a new convertible loan agreement with Yorkville (the “Second Yorkville Convertible Loan”) (see Note 27).

The Second Yorkville Convertible Loan had a maturity date of April 30, 2021. It contained a conversion option into WIHN Class B shares at the election of the Yorkville covering any amount outstanding (principal and/or interests) that may be settled. The exercise price was set at CHF 3.00 with antidilution provision adjustments as further described in Note 27.

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

In 2020, WISeKey made several repayments in cash of the First Yorkville Convertible Loan and the Second Yorkville Convertible Loan, which did not result in any gain or loss on derivative because the derivative was fair valued at USD nil at all repayment and reporting dates.

In the six months to June 30, 2021, WISeKey made four repayments in cash of the Second Yorkville Convertible Loan as per below. These repayments did not result in any gain or loss on derivative because the derivative was fair valued at USD nil at all repayment and reporting dates.

-	On January 4, 2021, WISeKey repaid USD 250,000 of the principal.

-	On January 29, 2021, WISeKey repaid USD 250,000 of the principal.

-	On February 28, 2021, WISeKey repaid USD 250,000 of the principal.

-	On April 15, 2021, WISeKey repaid USD 373,438 of the principal.

-	On June 30, 2021, WISeKey repaid the remaining principal balance of USD 569,541 in full.

As a result, the loan was fully repaid as at December 31, 2021.

The derivative component was measured at fair value at December 31, 2021 at USD nil.

In the year ended December 31, 2021, WISeKey recorded in the income statement, a net gain on derivative of USD nil and a net debt discount amortization expense of USD 82,560.

Derivative liabilities	USD'000
Balance as at December 31, 2019	44
Fair value of the derivative instrument (conversion option)	—
Gain on derivative recognized as a separate line in the statement of loss	(44)
Balance as at December 31, 2020	—
Fair value of the derivative instrument (conversion option)	—
Gain on derivative recognized as a separate line in the statement of loss	—
Balance as at December 31, 2021	—

Note 7.      Cash and cash equivalents

Cash consists of deposits held at major banks.

On January 16, 2021, as per the terms of the SPA relating to the sale of WISeKey (Bermuda) Holding Ltd and its affiliates to Digicert Inc,, USD 2.0 million of the consideration retained on an escrow account was released to WISeKey, thereby transferring from restricted cash current into cash and cash equivalents. The funds were received on January 29, 2021, together with USD 46,557 interest earned on the restricted cash account until its release.

Note 8.      Restricted cash

Restricted cash as at December 31, 2021 relates to the capital subscription of a new group entity which had not yet been incorporated as at December 31, 2021.

Note 9.     Accounts receivable

The breakdown of the accounts receivable balance is detailed below:

	As at December 31,	As at December 31,
USD'000	2021	2020
Trade accounts receivable	3,078	2,608
Allowance for doubtful accounts	(68)	(42)
Accounts receivable from shareholders	—	14
Accounts receivable from other related parties	129	95
Accounts receivable from underwriters, promoters, and employees	5	1
Other accounts receivable	117	224
Total accounts receivable net of allowance for doubtful accounts	3,261	2,900

As at December 31, 2021, accounts receivable from other related parties consisted of a receivable from OISTE in relation to the facilities and personnel hosted by WISeKey SA on behalf of OISTE. (see Note 42).

Note 10.     Notes receivable from employees

As at December 31, 2021, the notes receivable from employees and related parties consisted of a loan to an employee for CHF 61,818 (USD 67,798). The loan bears an interest rate of 0.5% per annum. The loan and accrued interest were initially to be repaid in full on or before December 31, 2021, extended to December 31, 2022. In exchange for the loan, the employee has pledged the 60,000 ESOP options that he holds on WIHN Class B Shares (see Note 35).

Note 11.     Available-for-sale debt security

Convertible Loan with arago

On August 11, 2020, WISeKey entered into a convertible loan agreement with arago (the “arago First Convertible Loan”), a private German company leader in artificial intelligence automation, to acquire 5% of arago’s fully diluted share capital against an investment of CHF 5 million to be paid in five monthly installments of CHF 1 million starting August 12, 2020. The arago First Convertible Loan bore an interest of 5% per annum, did not contain any lender’s fees, and had no maturity date. WISeKey or arago could request conversion of the arago First Convertible Loan into arago shares representing 5% of arago’s fully diluted share capital provided that either the full CHF 5 million was paid by WISeKey or that WISeKey had terminated the agreement. On August 12, 2020, WISeKey made an initial payment of CHF 1 million. On September 10, 2020, WISeKey terminated the arago First Convertible Loan and signed a new convertible loan agreement with arago on September 18, 2020 (the “arago Second Convertible Loan”).

Per arago Second Convertible Loan, WISeKey intended to acquire 5% of arago’s fully diluted share capital against an investment of CHF 5 million made up of the CHF 1 million paid on August 12, 2020, and four monthly installments of CHF 1 million starting September 18, 2020. The arago Second Convertible Loan bore an interest of 5% per annum, did not contain any lender’s fees, and had no maturity date. WISeKey or arago could request conversion of the arago Second Convertible Loan into arago shares representing 5% of arago’s fully diluted share capital once the full CHF 5 million was paid by WISeKey, or, should WISeKey terminate the agreement, the conversion shall take place within the next financing round of arago. On September 21, 2020, WISeKey made a payment of CHF 1 million. On October 09, 2020, WISeKey terminated the arago Second Convertible Loan and signed a new convertible loan agreement with arago on November 18, 2020 (the “arago Third Convertible Loan”).

Per arago Third Convertible Loan, WISeKey intended to acquire 51% of arago’s fully diluted share capital, instead of the 5% previously negotiated under the arago First Convertible Loan and arago Second Convertible Loan, in exchange for (i) an investment of CHF 5 million made up of the CHF 1 million paid on August 12, 2020, the CHF 1 million paid on September 21, 2020, and three monthly installments of CHF 1 million starting November 20, 2020 subject to adjustment in accordance with arago’s working capital needs, and (ii) a guarantee on arago’s existing indebtedness. The arago Third Convertible Loan bore an interest of 5% per annum, did not contain any lender’s fees, and had no maturity date. WISeKey could request conversion of the arago Third Convertible Loan into arago shares representing 51% of arago’s fully diluted share capital at any time provided that the full CHF 5 million was paid by WISeKey and that WISeKey paid the nominal value of the newly issued shares in cash. In case WISeKey had not exercised its conversion right by December 31, 2020, arago could request the conversion at any time.

To determine the appropriate accounting treatment for our convertible debt investment, WISeKey performed a variable interest entity (“VIE”) analysis and concluded that arago does not meet the definition of a VIE. After WISeKey reviewed all of the terms of the investment, WISeKey concluded the appropriate accounting treatment to be that of an available-for-sale debt security.

The investment was carried at fair value with unrealized holding gains and losses excluded from earnings and reported in other comprehensive income. WISeKey estimated the fair value of the investment at each reporting date by utilizing an option pricing model, as well as a present value of expected cash flows from the debt security utilizing the risk-free rate and the estimated credit spread as of the valuation date as the discount rate. The valuation analysis utilized certain key assumptions such as the estimated credit spread, the expected life of the option, and the valuation of arago all of which were significant unobservable inputs and thus represented a Level 3 measurement within the fair value hierarchy. The use of alternative estimates and assumptions could increase or decrease the estimated fair value of the investment, which would result in different impacts to WISeKey’s consolidated balance sheet and comprehensive income. Actual results may differ from estimates. The fair value of the convertible debt investment was recorded in debt securities, at fair value on the consolidated balance sheets.

On January 18, 2021, WIHN exercised its right to convert the loan into 51% of arago’s share capital and 51% of the voting rights associated with arago’s share capital, calculated on a fully diluted basis, taking into consideration the impact of any unexercised share options or other capital instruments convertible into or exchangeable or exercisable for arago shares.

The acquisition date was February 1, 2021 (see Note 14 for details). As at February 1, 2021, WIHN had funded CHF 3.4 million out of the CHF 5 million convertible loan:

-	CHF 1,000,000 on August 12, 2020;

-	CHF 1,000,000 on September 21, 2020;

-	CHF 600,000 on November 20, 2020;

-	CHF 400,000 on December 01, 2020;

-	CHF 400,000 on December 22, 2020 out of which arago returned EUR 300,000 (CHF 324,708 at historical rate) unrequired funds on December 30, 2020; and

-	EUR 300,000 on January 04, 2021.

The fair value of the arago Third Convertible Loan was measured as at February 01, 2021 as USD 11,166,432 for the business combination accounting. The loan fair value was included in the consideration paid for the acquisition and, in line with ASC 320-10-40-2, the total amount of CHF 6,546,964 (USD 7,349,602 at historical rate) recorded in other comprehensive income, representing the unrealized gain up to the date of acquisition, was reversed into non-operating income. The remaining CHF 1,600,000 (USD 1,796,155 at historical rate) cash payment part of the CHF 5 million cash consideration was settled after February 01, 2021 but was already taken into account as at February 01, 2021 in the fair value measurement of the Third Convertible Loan; it was therefore recorded in the income statement in non-operating income as a deduction from the unrealized gain reversed into non-operating income. As a result, a net income of CHF 4,946,964 (USD 5,553,447 at historical rate) was recorded in non-operating income in relation to fair value adjustment on the Third Convertible Loan. See Note 15 for details on the business combination accounting.

The following table sets forth the changes in the balance of the convertible debt investment for the years ended December 31, 2019, 2020 and 2021.

Available-for-sale debt security	USD'000
Balance as at December 31, 2019	—
Available-for sale debt security acquired in the year	3,805
Change in unrealized gains related to available-for-sale debt securities recorded in other comprehensive income	5,385
Balance as at December 31, 2020	9,190
Change in unrealized gains related to available-for-sale debt securities recorded in other comprehensive income	1,965
Foreign currency effect on debt security held in Swiss Fancs	11
Conversion of available-for-sale debt security in the period	(11,166)
Balance as at December 31, 2021	—

Note 12.     Inventories

Inventories consisted of the following:

	As at December 31,	As at December 31,
USD'000	2021	2020
Raw materials	950	543
Work in progress	1,760	1,931
Total inventories	2,710	2,474

In the years ended December 31, 2021, 2020 and 2019, the Group recorded inventory obsolescence charges in the income statement of respectively USD 57,302, USD 156,188 and USD 26,249 on raw materials, and USD 404,509, USD 301,215 and USD 508,938 on work in progress.

Note 13.     Other current assets

Other current assets consisted of the following:

	As at December 31,	As at December 31,
USD'000	2021	2020
Value-Added Tax Receivable	359	762
Advanced payment to suppliers	220	43
Deposits, current	97	5
Other current assets	1	4
Total other current assets	677	814

Note 14.     Notes receivable, noncurrent

Notes receivable, noncurrent consisted of the following:

	As at December 31,	As at December 31,
USD'000	2021	2020
Long-term receivable from, and loan, to shareholders	187	144
Long-term receivable from, and loan to, other related parties	3	39
Total notes receivable, noncurrent	190	183

As at December 31, 2021, noncurrent notes receivable were made up of:

-	several loans to employees who are shareholders in relation to the outstanding employee social charges and tax deducted at source for the exercise of their ESOP options (see Note 35). These loans do not bear interest. The total loan amount as at December 31, 2021 was CHF 170,226 (USD 186,692).

-	a loan to an employee that is not a shareholder in relation to the outstanding employee social charges for the exercise of their ESOP options (see Note 35). This loan does not bear interest. The total loan amount as at December 31, 2021 was CHF 3,322 (USD 3,643).

Note 15.     Business combinations

Acquisition of arago GmbH

On February 01, 2021 the Company acquired 51% of the fully diluted share capital of arago GmbH, a private German company, and its affiliates (together, “arago” or the “arago Group”). arago is a leader in artificial intelligence automation. arago aims to provide the benefits of artificial intelligence to enterprise customers globally through knowledge automation. arago uses modern technologies such as inference and machine learning in order to automatically operate the entire IT stack – from heterogeneous environments to individual applications.

The assets, liabilities and results of arago have been consolidated in the Company’s financial statements from the acquisition date of February 01, 2021.

The major classes of assets and liabilities acquired by WISeKey at fair value on the date of acquisition are as follows:

The major classes of assets and liabilities acquired by WISeKey at fair value on the date of acquisition are as follows:

Consolidated Balance Sheet - arago group	Opening balance
As at February 1,
USD'000	2021
ASSETS
Current assets
Cash and cash equivalents	243
Restricted cash, current	70
Accounts receivable, net of allowance for doubtful accounts	568
Convertible note receivable from WISeKey	1,808
Prepaid expenses	464
Other current assets	117
Total current assets	3,270

Noncurrent assets
Property, plant and equipment net of accumulated depreciation	37
Intangible assets, net of accumulated amortization	10,108
Operating lease right-of-use assets	78
Equity securities, at cost	55
Goodwill	—
Deferred tax assets	8
Total noncurrent assets	10,286
TOTAL ASSETS	13,556

LIABILITIES
Current Liabilities
Accounts payable	1,288
Notes payable	3,712
Convertible loan with WISeKey	—
Deferred revenue	909
Current portion of obligations under operating lease liabilities	53
Other current liabilities	1,816
Total current liabilities	7,778

Noncurrent liabilities
Bonds, mortgages and other long-term debt	4,296
Operating lease liabilities, noncurrent	25
Deferred tax liabilities	3,235
Total noncurrent liabilities	7,556
TOTAL LIABILITIES	15,334

TOTAL NET ASSETS	(1,778)

The consideration of USD 22,253,087 for the acquisition of arago was made up of the following components:

-	The arago Third Convertible Loan fair valued at USD 11,166,432 converted at the date of acquisition (see Note 11 for detail).

-	A cash payment of USD 165,160 corresponding to the nominal value at the date of acquisition of the 136,072 arago shares, par value EUR 1.00, acquired.

-	A noncontrolling interest corresponding to the 49% of arago’s share capital, fair valued at USD 10,921,495 based on the fair value calculation of a 51% interest in arago performed to remeasure the arago Third Convertible Loan at the date of acquisition of February 01, 2021. The minority shareholders could put their non-controlling interest to the Group within five years (the “Put Option”). As the Put Option is only settleable in WISeKey Class B Shares it was determined not to be a redeemable non-controlling interest and was recorded in permanent equity and presented as noncontrolling interests in consolidated subsidiaries on the consolidated balance sheet.

The actual cash paid as part of the consideration amounted to CHF 5 million (USD 5,612,985 at the closing rate on the date of acquisition) and USD 165,160 for the nominal value of the arago shares acquired, hence a total cash disbursement of USD 5,778,145, spread across the years ended December 31, 2020 (USD 3,452,298) and 2021 (USD 2,325,847).

Goodwill calculation	USD'000	USD'000
Consideration
Fair value of the convertible loan	11,166
Payment of nominal value of arago shares	165
NCI put option	10,922
Total consideration paid		22,253

Net assets acquired
Total net assets of arago group at acquisition	(1,778)
Total net assets acquired		(1,778)

Goodwill at acquisition		24,031

The goodwill arising from the acquisition of arago is USD 24,031,436. In line with ASC 830, the goodwill balance was recorded in Euros, the functional currency of the acquired business. The Group does not apply pushdown accounting. Therefore, a goodwill of EUR 19,799,052 (using the exchange rate at acquisition) was recorded in the Group’s balance sheet and is translated using the closing rate at each reporting period. See Note 20.

The table below shows the reconciliation of the total consideration for the acquisition of arago to the cash flows from the acquisition of a business, net of cash and cash equivalents acquired disclosed in the Cash Flows from investing activities of the unaudited Consolidated Statements of Cash Flows.

Reconciliation of the total consideration to the cash flow statement	USD'000	USD'000
Total consideration		(22,253)
Deduction of non-cash elements of the total consideration
Fair value of the conversion option	5,553
Fair value of the NCI put option	10,922
Total non-cash elements of the total consideration		16,475
Deduction of cash paid in the year 2020		3,452
Deduction of cash and cash equivalent acquired		313

Cash flow from the acquisition of a business, net of cash and cash equivalents acquired		(2,013)

For the period started on the date of acquisition of February 01, 2021 until the end of the reporting period on December 31, 2021, the revenue of arago recorded in the consolidated income statement was USD 4.6 million, and arago’s net loss was USD 7.1 million.

The Group has concluded that disclosure of comparative financial statements required by ASC 805-10-50-h is impracticable. In line with ASC 250-10-45-9, retrospective application for the comparative financial statements requires significant estimates of amounts, and it is impossible to distinguish objectively information about those estimates that provides evidence of circumstances that existed on the date(s) at which those amounts would be recognized, measured, or disclosed under retrospective application. It is also impossible for management to distinguish objectively information that would have been available when the financial statements for that prior period were issued. We further note that there are no audited financial statements for the arago Group for that period.

Note 16.     Deferred tax credits

Deferred tax credits consisted of the following:

	As at December 31,	As at December 31,
USD'000	2021	2020
Deferred research & development tax credits	847	1,311
Deferred other tax credits	1	1
Total deferred tax credits	848	1,312

WISeKey Semiconductors SAS is eligible for research tax credits provided by the French government (see Note 4 Summary of significant accounting policies). As at December 31, 2021 and 2020, the receivable balances in respect of these research tax credits owed to the Group were respectively USD 846,808 and USD 1,310,685. The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first.

Note 17.     Property, plant and equipment

Property, plant and equipment, net consisted of the following.

	As at December 31,	As at December 31,
USD'000	2021	2020
Machinery & equipment	3,940	3,925
Office equipment and furniture	3,239	2,900
Computer equipment and licences	2,208	1,171
Total property, plant and equipment gross	9,387	7,996

Accumulated depreciation for:
Machinery & equipment	(3,685)	(3,290)
Office equipment and furniture	(2,948)	(2,573)
Computer equipment and licences	(2,167)	(1,133)
Total accumulated depreciation	(8,800)	(6,996)
Total property, plant and equipment, net	587	1,000
Depreciation charge for the year ended December 31,	513	988

The depreciation charge from continuing operations for the year 2019 was USD 821,466.

In 2021, WISeKey did not identify any events or changes in circumstances indicating that the carrying amount of any asset may not be recoverable. As a result, WISeKey did not record any impairment charge on Property, plant and equipment in the year 2021.

The useful economic life of property plant and equipment is as follow:

•	Office equipment and furniture:	2 to 5 years

•	Production masks	5 years

•	Production tools	3 years

•	Licenses	3 years

•	Software	1 year

Note 18.     Intangible assets

Intangible assets and future amortization expenses consisted of the following:

	As at December 31,	As at December 31,
USD'000	2021	2020
Intangible assets not subject to amortization:
Trademarks	2,190	—
Cryptocurrencies	100	—
Intangible assets subject to amortization:
Trademarks	137	142
Patents	2,281	2,281
License agreements	11,326	11,626
Other intangibles	13,814	6,641
Total intangible assets gross	29,848	20,690
Accumulated amortization for:
Trademarks	(137)	(142)
Patents	(2,281)	(2,281)
License agreements	(11,321)	(11,617)
Other intangibles	(6,923)	(6,641)
Total accumulated amortization	(20,662)	(20,681)
Total intangible assets subject to amortization, net	6,896	9
Total intangible assets, net	9,186	9
Amortization charge for the year to December 31,	481	604

The amortization charge from continuing operations for the year 2019 was USD 534,155.

Trademarks not subject to amortization are made up of a balance of USD 2,189,508 for the trademark acquired with arago on February 01, 2021. The trademark was valued using the relief-from-royalty approach at acquisition and determined to have an indefinite useful life. In line with ASC 830, the trademark balance was recorded in Euros, the functional currency of the acquired business. The Group does not apply pushdown accounting. Therefore, a trademark balance of EUR 1,924,587 (using the exchange rate at acquisition) was recorded in the Group’s balance sheet and is translated using the closing rate at each reporting period.

Other intangibles include a balance of USD 7,284,614 for the technology acquired with arago on February 01, 2021. The technology was valued using the relief-from-royalty approach at acquisition. In line with ASC 830, the other intangibles relating to technology balance was recorded in Euros, the functional currency of the acquired business. The Group does not apply pushdown accounting. Therefore, another intangibles balance of EUR 6,403,206 (using the exchange rate at acquisition) was recorded in the Group’s balance sheet and is translated using the closing rate at each reporting period. The balance is amortized over the estimated remaining useful life of 17 years. An amortization charge of EUR 345,300 (USD 408,615 at average rate) was recorded for the year ended December 31, 2021, and the carrying amount for the technology acquired with arago was EUR 6,057,906 (USD 6,891,783 at closing rate). Foreign exchange differences arising from these translations are recorded in other comprehensive income in line with ASC 830.

The useful economic life of intangible assets is as follow:

•	Trademarks:	5 to 10 years

•	Patents:	5 to 10 years

•	License agreements:	3 to 5 years

•	Other intangibles:	5 to 17 years

Future amortization charges are detailed below:

Future estimated aggregate amortization expense
Year	USD'000
2022	433
2023	430
2024	429
2025	429
2026	429
2027 and beyond	4,746
Total intangible assets subject to amortization, net	6,896

Note 19.     Leases

WISeKey has historically entered into a number of lease arrangements under which it is the lessee. As at December 31, 2021, WISeKey holds one finance lease for IT equipment in our datacenter, sixteen operating leases, and one short-term leases. The short-term leases and operating leases relate to premises. We do not sublease. All of our operating leases include multiple optional renewal periods which are not reasonably certain to be exercised. The finance lease contains an option to purchase the assets at the end of the lease which we have assumed will be exercised and so has been included in the calculation of the right of use asset and lease liability.

We have elected the short-term lease practical expedient related to leases of various premises and equipment. We have elected the practical expedients related to lease classification of leases that commenced before the effective date of ASC 842.

In the years 2021, 2020, and 2019 we recognized rent expenses associated with our leases as follows:

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2021	2020	2019
Finance lease cost:
Amortization of right-of-use assets	68	66	31
Interest on lease liabilities	7	12	8
Operating lease cost:
Fixed rent expense	1,079	602	567
Short-term lease cost	7	22	63
Net lease cost	1,161	702	669
Lease cost - Cost of sales	—	—	—
Lease cost - General & administrative expenses	1,161	702	669
Net lease cost	1,161	702	669

In the years 2021 and 2020, we had the following cash and non-cash activities associated with our leases:

	As at December 31,	As at December 31,
USD'000	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	114	106
Operating cash flows from operating leases	964	632
Financing cash flows from finance leases	7	12
Non-cash investing and financing activities:
Net lease cost	1,161	702
Additions to ROU assets obtained from:
New finance lease liabilities	—	—
New operating lease liabilities	2,375	544

As at December 31, 2021, future minimum annual lease payments were as follows:

	USD'000	USD'000	USD'000	USD'000
Year	Operating	Short-term	Finance	Total
2022	1,038	2	61	1,101
2023	972	1	—	973
2024	657	—		657
2025	592	—	—	592
2026 and beyond	1,016	—	—	1,016
Total future minimum operating and short-term lease payments	4,275	3	61	4,339
Less effects of discounting	(447)	—	(6)	(453)
Less effects of practical expedient	—	(3)	—	(3)
Lease liabilities recognized	3,828	—	55	3,883

In line with ASU 2018-11, future minimum lease payments under legacy ASC 840 are disclosed in the table below:

Year	USD'000
2022	1,101
2023	973
2024	657
2025	592
2026 and beyond	1,016
Total future minimum operating and short-term lease payments	4,339
Less effects of discounting	(456)
Lease liabilities recognized	3,883

As of December 31, 2021, the weighted-average remaining lease term was 0.5 years for our finance lease and 4.00 years for operating leases.

For our finance lease, the implicit rate was calculated as 5.17%. For our operating leases and because we generally do not have access to the implicit rate in the lease, we calculated an estimate rate based upon the estimated incremental borrowing rate of the entity holding the lease. The weighted average discount rate associated with operating leases as of December 31, 2021 was 3.26%.

Note 20.     Goodwill

We test goodwill for impairment annually on October 1st, or as and when indicators of impairment arise. As at October 01, 2021, the fair value of the net assets of the reporting unit concerned by goodwill was superior to the carrying value of the net assets and goodwill allocated. After October 01, 2021, there were no impairment indicators identified triggering a new impairment test. Therefore, no impairment loss was recorded in 2021.

Goodwill of EUR 19,799,052 (USD 24,031,436 at acquisition) arose as a result of the acquisition by the Group of arago whose functional currency is the Euro (see Note 15 Business combinations). In line with ASC 830, the goodwill balance was recorded in Euros, the functional currency of the acquired business. At closing rate, the goodwill relating to arago was translated at USD 22,524,411, hence a currency translation expense of USD 1,507,025 was recorded in the financial year 2021.

Impairment reviews have been conducted for 2 items of goodwill allocated to 2 reporting units (“RU”) relating to the acquisition of WISeKey Semiconductors SAS in 2016 and arago in 2021. Fair value has been determined based on the income approach. Cash flows have been projected over 5 years from the date of the assessment and have been discounted at the pre-tax weighted average cost of capital of the RU. For each RU, fair value is higher than its carrying value. Both the WISeKey Semiconductors SAS and arago RUs have a negative carrying amount.

USD'000	IoT Segment	AI Segment	Total
Goodwill balance as at December 31, 2019	8,317	—	8,317
Goodwill acquired during the year	—	—	—
Impairment losses	—	—	—
As a December 31, 2020
Goodwill	8,317	—	8,317
Accumulated impairment losses	—	—	—
Goodwill balance as at December 31, 2020	8,317	—	8,317
Goodwill acquired during the year	—	24,031	24,031
Currency translation adjustment	—	(1,507)	(1,507)
Impairment losses	—	—	—
As a December 31, 2021
Goodwill	8,317	24,031	32,348
Accumulated currency translation adjustments	—	(1,507)	(1,507)
Accumulated impairment losses	—	—	—
Goodwill balance as at December 31, 2021	8,317	22,524	30,841

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

Note 21.     Equity securities, at cost

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

The Tarmin Warrant was assessed as an equity investment without a readily determinable fair value and we elected the measurement at cost less impairment, adjusted for observable price changes for identical or similar investments of the same issuer as permitted by ASU 2016-01. As such, the Tarmin Warrant was initially recognized on the balance sheet at USD 7,000,000. In 2020, we recorded an impairment loss of the full USD 7,000,000 carrying value of the Tarmin Warrant. Therefore, the carrying value of the Tarmin Warrant as at December 31, 2021 was USD nil.

Investment in FOSSA SYSTEMS s.l.

On April 08, 2021, WISeKey E.L.A. s.l. invested EUR 440,000 (USD 475,673 at historical rate) to acquire 15% of the share capital of FOSSA SYSTEMS s.l. (“FOSSA”), a Spanish aerospace company providing picosatellites for Low Earth Orbit (LEO) services as a vertically integrated service: from design to launch and operations.

The FOSSA investment was assessed as an equity investment without a readily determinable fair value and we elected the measurement at cost less impairment, adjusted for observable price changes for identical or similar investments of the same issuer as permitted by ASU 2016-01. As such, the FOSSA investment was initially recognized on the balance sheet at EUR 440,000 (USD 475,673 at historical rate).

As at December 31, 2021, we performed a qualitative assessment to consider potential impairment indicators. We made reasonable efforts to identify any observable transactions of identical or similar investments, but did not identify any such transaction. Therefore, no impairment loss was recorded in the year to December 31, 2021, and the carrying value of the FOSSA investment as at December 31, 2021 was EUR 440,000 (USD 500,566 at closing rate).

Note 22.     Equity securities, at fair value

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

As at December 31, 2021, the fair value was recalculated using the closing market price on the Frankfurt Stock Exchange of EUR 0.0005 (USD 0.0006) and amounted to USD 1,251. The difference of USD 300,050 from the fair value at December 31, 2020 (USD 301,301) was accounted for in the income statement as a non-operational expense.

Note 23.     Other noncurrent assets

Other noncurrent assets consisted of noncurrent deposits. Deposits are primarily made up of rental deposits on the premises rented by the Group.

Note 24.     Accounts payable

The accounts payable balance consisted of the following:

	As at December 31,	As at December 31,
USD'000	2021	2020
Trade creditors	7,031	4,608
Factors or other financial institutions for borrowings	26	178
Accounts payable to Board Members	2,802	1,580
Accounts payable to other related parties	189	172
Accounts payable to underwriters, promoters, and employees	2,999	2,985
Other accounts payable	3,401	3,576
Total accounts payable	16,448	13,099

As at December 31, 2021, accounts payable to Board Members are made up of accrued salaries and bonus of CHF 2,555,032.97 (USD 2,802,171) payable to Carlos Moreira (see Note 42 for detail).

As at December 31, 2021, accounts payable to other related parties are made up of a CHF 172,320 (USD 188,988) payable to OISTE (see Note 42 for detail).

Accounts payable to underwriters, promoters and employees consist primarily of payable balances to employees in relation to holidays, bonus and 13th month accruals across WISeKey.

Other accounts payable are mostly amounts due or accrued for professional services (e.g. legal, accountancy, and audit services) and accruals of social charges in relation to the accrued liability to employees.

Note 25.     Notes payable

Notes payable consisted of the following:

	As at December 31,	As at December 31,
USD'000	2021	2020
Short-term loan	6,165	4,030
Short-term loan from shareholders	84	85
Total notes payable	6,249	4,115

As at December 31, 2021, the current notes payable balance was made up of:

-	a USD 4,030,000 short-term loan with ExWorks (see detail in Note 27), and

-	a EUR 1,796,302 (USD 2,043,564) loan with Harbert European Specialty Lending Company II S.à r.l. entered into by arago in 2018 and included in the liabilities acquired on February 1, 2021 (see Note 15).

-	a CHF 83,600 (USD 91,686) current portion of the Covid loans with UBS (see Note 27).

As at December 31, 2021, the short-term loan from shareholders was made up of loans from the noncontrolling shareholders of WISeKey SAARC for a total amount of USD 83,932 at closing rate (USD 84,721 as at December 31, 2020). These loans do not bear interests. See Note 42 for detail.

The weighted–average interest rate on current notes payable, excluding loans from shareholders at 0%, was respectively 10% and 10% per annum as at December 31, 2021 and 2020.

Note 26.     Other current liabilities

Other current liabilities consisted of the following:

	As at December 31,	As at December 31,
USD'000	2021	2020
Value-Added Tax payable	137	312
Other tax payable	88	137
Customer contract liability, current	128	367
Other current liabilities	199	289
Total other current liabilities	552	1,105

Note 27.     Loans and line of credit

Standby Equity Distribution Agreement with YA II PN, Ltd.

On February 08, 2018 WISeKey entered into a Standby Equity Distribution Agreement (“SEDA”) with YA II PN, Ltd., a fund managed by Yorkville Advisors Global, LLC (“Yorkville”). Under the terms of the SEDA as amended, Yorkville has committed to provide WISeKey, upon a drawdown request by WISeKey, up to CHF 50,000,000 in equity financing originally over a three-year period ending March 01, 2021, now over a period of five years ending March 31, 2023 in line with the amendment signed by the parties on March 04, 2020. Provided that a sufficient number of Class B Shares is provided through share lending, WISeKey has the right to make drawdowns under the SEDA, at its discretion, by requesting Yorkville to subscribe for (if the Class B Shares are issued out of authorized share capital) or purchase (if the Class B Shares are delivered out of treasury) Class B Shares worth up to CHF 5,000,000 by drawdown, subject to certain exceptions and limitations (including the exception that a drawdown request by WISeKey shall in no event cause the aggregate number of Class B Shares held by Yorkville to meet or exceed 4.99% of the total number of shares registered with the commercial register of the Canton of Zug). The purchase price will be 93% of the relevant market price at the time of the drawdown, determined by reference to a ten-day trading period following the draw down request by WISeKey.

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

In 2019, WISeKey made 5 drawdowns for a total of CHF 1,107,931 (USD 1,111,764 at historical rate) in exchange for a total of 490,814 WIHN Class B Shares issued out of treasury share capital.

In 2020, WISeKey made 6 drawdowns for a total of CHF 1,134,246 (USD 1,208,569 at historical rate) in exchange for a total of 889,845 WIHN Class B Shares issued out of treasury share capital.

In 2021, WISeKey made one drawdown on April 15, 2021 for CHF 363,876 (USD 380,568 at historical rate) in exchange for 219,599 WIHN Class B Shares issued out of treasury share capital.

The amortization charge for the capitalized fee recognized in APIC amounted to USD 30,188 for the year 2021. As at December 31, 2021, the deferred charge balance was fully amortized.

As at December 31, 2021, the outstanding equity financing available was CHF 45,643,955.

Facility Agreement with YA II PN, Ltd.

On September 28, 2018, WISeKey entered into short-term Facility Agreement (the “Yorkville Loan”) with Yorkville to borrow USD 3,500,000 repayable by May 1, 2019 in monthly cash instalments starting in November 2018. The loan bore an interest rate of 4% per annum payable monthly in arrears. A fee of USD 140,000 and debt issuance costs of USD 20,000 were paid at inception.

The debt instrument was assessed as a term debt. A discount of USD 160,000 was recorded at inception and was amortized using the effective interest method over the life of the debt.

The remaining loan balance at December 31, 2018 was USD 2,717,773 including unamortized debt discount of USD 57,007.

The discount amortization expense recorded for the period to December 31, 2018 was USD 102,993.

In the period to December 31, 2018, WISeKey repaid USD 725,220 of the principal loan amount in cash.

On June 27, 2019, WISeKey entered into the First Yorkville Convertible Loan, a Convertible Loan Agreement with Yorkville to borrow USD 3,500,000 repayable by August 1, 2020 in monthly instalments starting in August 1, 2019 either in cash or in WIHN Class B Shares. The loan bore an interest rate of 6% per annum payable monthly in arrears. Total fees of USD 160,000 were paid at inception.

The conversion option into WIHN Class B shares was exercisable at the election of Yorkville at each monthly repayment date, covering any amount outstanding, be it principal and/or accrued interests. The initial exercise price was set at CHF 3.00 per WIHN Class B Share but could be adjusted as a result of specific events so as to prevent any dilutive effect. The events triggering anti-dilution adjustments were: (a) increase of capital by means of capitalization of reserves, profits or premiums by distribution of WIHN Shares, or division or consolidation of WIHN Shares, (b) issue of WIHN shares or other securities by way of conferring subscription or purchase rights, (c) spin-offs and capital distributions other than dividends, and (d) dividends.

At the date of inception of the First Yorkville Convertible Loan, on June 27, 2019, an unpaid balance of USD 500,000 remained on the Yorkville Loan and was rolled into the First Yorkville Convertible Loan. There was no unamortized debt discount on the Yorkville Loan as it was amortized in accordance with the planned repayment schedule, i.e., by May 01, 2019.

In line with ASC 470-50, we compared the present value of the new debt (the First Yorkville Convertible Loan) to the present value of the old debt (the Yorkville Loan) using the net method and concluded that the difference was below the 10% threshold. Therefore, the First Yorkville Convertible Loan was analyzed as a debt modification and accounted for under ASC 470-50-40-14.

In line with ASU 2014-16, the First Yorkville Convertible Loan was assessed as a hybrid instrument, being a debt instrument with an equity-linked component (the conversion option). Per ASC 815-10, the embedded conversion option met the definition of a derivative and was accounted for separately, thereby creating a debt discount.

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

On the date of the agreement, WISeKey signed an option agreement granting Yorkville the option to acquire up to 500,000 WIHN Class B Shares at an exercise price of CHF 3.00, exercisable between June 27, 2019 and June 27, 2022. In order to prevent any dilutive effect, the exercise price could be adjusted as a result of the same specific events listed above as adjustments to the conversion price of the principal amount. In line with ASC 470-20-25-2, the proceeds from the convertible debt with a detachable warrant was allocated to the two elements based on the relative fair values of the debt instrument net of the warrant and the embedded conversion separated out on the one side, and the warrant at time of issuance on the other side. The option agreement was assessed as an equity instrument and was fair valued at grant for an amount of USD 373,574 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant, June 27, 2019, of CH 2.35. The fair value of the debt was calculated using the discounted cash flow method as USD 3,635,638. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the option agreement created a debt discount on the debt host in the amount of USD 326,126, and the credit entry was booked in APIC.

As a result of the above accounting entries, the total debt discount recorded at inception was USD 743,561, made up of USD 160,000 fees to Yorkville, USD 257,435 from the bifurcation of the embedded conversion option into derivative liabilities, and USD 326,126 from the recognition of the warrant agreement.

On March 04, 2020, WISeKey entered into the Second Yorkville Convertible Loan with Yorkville to borrow USD 4,000,000 repayable by April 30, 2021 in monthly instalments starting on March 30, 2020 either in cash or in WIHN class B Shares. The loan bore an interest rate of 6% per annum payable monthly in arrears. Total fees of USD 68,000 were paid in monthly instalments over the life of the loan.

The conversion option into newly issued or existing WIHN Class B Shares was exercisable at the election of Yorkville at any time until all amounts were repaid in full, covering any amount outstanding, be it principal and/or accrued interests. The initial exercise price was set at CHF 3.00 per WIHN Class B Share but could be adjusted as a result of specific events so as to prevent any dilution effect. The events triggering anti-dilution adjustments were: (a) increase of capital by means of capitalization of reserves, profits or premiums by distribution of WIHN Shares, or division or consolidation of WIHN Shares, (b) issue of WIHN shares or other securities by way of conferring subscription or purchase rights, (c) spin-offs and capital distributions other than dividends, and (d) dividends.

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

The derivative liability component (the conversion option) was fair valued using a binomial lattice model, building in quoted market prices of WIHN Class B Shares, and inputs such as time value of money, volatility, and risk-free interest rates. It was valued at inception at USD nil. The derivative component was revalued at fair value at each reporting date in line with ASC 815-15-30-1 and allocated between current and noncurrent on a prorata temporis basis according to the monthly repayment schedule (see Note 6).

In 2020, WISeKey’s repayments amounted to a total of USD 2,307,021.

In the year to December 31, 2021, WISeKey repaid the full remaining balance of the loan of USD 1,692,979 and recorded in the income statement a net gain/loss on derivative of USD nil and a net debt discount amortization expense of USD 82,560. As at December 31, 2021, the outstanding balance of the loan, and the carrying balances of the loan, the unamortized debt discount and the derivative component measured at fair value were USD nil. No conversion rights were exercised in 2021.

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

Total debt issue costs of USD 160,000 were recorded as debt discount and amortized over the duration of the loan. As at December 31, 2020, the debt discount was fully amortized.

As at December 31, 2021, the loan had not been repaid and the outstanding borrowings were USD 4,030,000, meaning that the loan is past due under the terms of the credit agreement with ExWorks. The Company is currently in negotiation with ExWorks regarding a potential sale of its investment in Tarmin, a Company in which ExWorks is also a significant shareholder (see Note 21). It is the view of the management of the Company that the sale of the investment in Tarmin and the repayment of the credit agreement are codependent and therefore the loan will be repaid at such time as the investment is sold. ExWorks continues to charge interest on the loan at the rate of 10% p.a. and has not launched any formal recovery proceedings as of the date of this report.

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

In 2020 and 2021, WISeKey did not make any drawdowns under the LSI Convertible Facility.

The amortization charge for the capitalized costs and fee recognized in APIC amounted to CHF 372,473 (USD 407,559) for the year to December 31, 2021 and the deferred charge balance was fully amortized as at December 31, 2021.

The LSI Convertible Facility expired on December 16, 2021.

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

During the year to December 31, 2021, WISeKey repaid CHF 70,000 out of the loans. Therefore, as at December 31, 2021, the outstanding balance on the loans was CHF 501,500 (USD 550,008).

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

Per the terms of the Nice & Green Facility, WISeKey pays to Nice & Green, in cash, a commitment fee of 5% of the amount of each subscription which will be recorded as a debt discount against each subscription (principal). Nice & Green also undertake to pay to WISeKey an incentive fee equal to 10% of the positive difference between the net capital gain and the net capital loss generated by Nice & Green on the sales of WIHN Class B Shares. The incentive fee income is recorded in the income statement in other non-operating income.

In 2020, WISeKey subscribed for a total of CHF 8,916,889 (USD 9,693,283 at historical rate) which was fully converted in the year 2020.

As at December 31, 2020, the outstanding Nice & Green Facility available was CHF 1,083,111 (USD 1,224,832) and there were no unconverted outstanding loan amounts.

During the year to December 31, 2021 the Group did not make any subscription under the Nice & Green Facility. Therefore, as at December 31, 2021 the outstanding Nice & Green Facility available was CHF 1,083,111 (USD 1,187,876) and there were no unconverted outstanding loan amounts.

Convertible Loan with Crede CG III, Ltd

On August 07, 2020, WISeKey entered into Convertible Loan Agreement (the “Crede Convertible Loan”) with Crede CG III, Ltd (“Crede”) for an amount of USD 5 million. The funds were made available on September 23, 2020. The loan bears a 5% p.a. interest rate, payable in arrears on a quarterly basis starting September 30, 2020, and is repayable in WIHN Class B Shares any time between September 23, 2020 and the maturity date of August 07, 2022, at Crede’s election. Accrued interests are payable, at WISeKey’s sole election, either in cash or in WIHN Class B Shares. The conversion price applicable to the prepayment of the principal amount or accrued interest is calculated as 92% of the lowest daily volume weighted average share prices quoted on the SIX Stock Exchange during the 10 trading days immediately preceding the relevant conversion date or interest payment date respectively, disregarding any day on which Crede (or its Affiliates or related party) has effected any trade, converted into USD at the exchange rate reported by Bloomberg at 9 a.m. Swiss time on the relevant conversion date or interest payment date.

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

On the date of the Crede Convertible Loan, WISeKey signed a warrant agreement granting Crede the option to acquire up to 1,675,885 WIHN Class B Shares at an exercise price set initially at CHF 1.65 but revised down to CHF 1.375 in an amendment signed by both parties on September 18, 2020, exercisable between September 24, 2020 and September 14, 2023. Per the warrant agreement’s term, the date of grant under US GAAP is September 14, 2020 upon issuance of a Tax Ruling from the Swiss Federal Tax Administration and the Zug tax authority. In line with ASC 470-20-25-2, the proceeds from the convertible debt with a detachable warrant was allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 866,046 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of the amendment, September 18, 2020, of CHF 1.25. The fair value of the debt was calculated using the discounted cash flow method as USD 5,387,271. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 692,469, and the credit entry was booked in APIC.

In 2020, Crede issued two exercise notices under the Crede Convertible Loan, resulting in conversions for a total of 769,333 WIHN Class B Shares for a total conversion of USD 784,880.

In 2021, Crede issued two exercise notices under the Crede Convertible Loan, resulting in the following conversions:

-	On January 4, 2021, for 1,000,000 WIHN Class B Shares delivered on January 6th, 2021 for a conversion of USD 1,038,627.

-	On February 16, 2021, for 3,058,358 WIHN Class B Shares delivered on February 17th, 2021 for a conversion of USD 3,176,493.

The loan was fully converted with the last conversion on February 16, 2021. Therefore, there was no outstanding balance on this loan as at December 31, 2021.

For the year 2021, the Group recorded a net debt discount amortization expense in the income statement of USD 30,082.

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

In 2020, WISeKey subscribed for a total of CHF 4,660,000 (USD 5,240,772 at historical rate).

During the year ended December 31, 2021, the Group made a total of four subscriptions for a total of CHF 10,840,000 (USD 11,872,396 at historical rate) under the terms of the GTO Facility. Per the terms of the GTO Facility, WISeKey issued GTO with 458,332 warrants on WIHN Class B Shares at an exercise price of CHF 1.584, 102,599 warrants at an exercise price of CHF 2.193, 187,188 warrants at an exercise price of CHF 2.40, and 105,042 warrants at an exercise price of CHF 2.142. The warrant agreements were all assessed as equity instruments and were fair valued at grant at an aggregate amount of CHF 924,956 (USD 1,011,033) using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant. For each subscription, the fair value of the debt was calculated using the discounted cash flow method then, applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host and the credit entry was booked in APIC. The cumulated fair value of the debt for the four subscriptions was CHF 10,452,997 (USD 11,448,534), with a cumulated debt discount of CHF 886,538 (USD 970,929).

During the year ended December 31, 2021, GTO converted a total of CHF 14,750,000 (USD 16,188,524 at historical rates), resulting in the delivery of a total of 13,328,694 WIHN Class B Shares. A debt discount charge of CHF 23,656 (USD 25,884) and deferred charges in the amount of CHF 70,604 (USD 77,255) were amortized to the income statement, and unamortized debt discounts totaling CHF 1,634,628 (USD 1,792,739) were booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2021, the GTO Facility had been fully utilized, there were no unconverted convertible notes outstanding, the debt discount was fully amortized, and the deferred charge balance was CHF nil.

Credit Agreement with L1 Capital Global Opportunities Master Fund

On June 29, 2021, WISeKey entered into the L1 Facility, an Agreement for the Subscription of up to USD 22M Convertible Notes with L1 Capital, pursuant to which L1 commits to grant a loan to WISeKey for up to a maximum amount of USD 22 million divided into tranches of variable sizes, during a commitment period of 24 months ending June 28, 2023. The L1 Initial Tranche was agreed in the L1 Facility agreement as USD 11 million to be funded on June 29, 2021. For the remaining facility, WISeKey has the right to request L1 to subscribe for four additional note tranches of USD 2,750,000 each or any other amount agreed between the parties, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into convertible notes of USD 100,000 each that bear interest of 6% per annum. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares within a period of 24 months from issuance (the “L1 Conversion Period”). Conversion takes place upon request by L1 during the L1 Conversion Period, but in any case no later than at the expiry of the L1 Conversion Period. Each calendar month, L1 can request conversion of up to 12.5% of the principal amount of all issued tranches at a conversion price of 95% of the lowest daily volume-weighted average price of a Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date, and , should L1 wish to convert more than 12.5% of the principal amount of all issued tranches in a calendar month, the conversion price for the additional converted amounts is set at the higher of (i) the Fixed Conversion price applicable to relevant tranche, and (ii) 95% of the lowest daily volume-weighted average price of a Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date (the “Original L1 Conversion Price”).

Due to L1’s option to convert the loan in part or in full at any time before maturity, the L1 Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that L1 will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the L1 Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Debt issue costs made up of legal expenses of USD 36,745, a commission of USD 802,500 to the placement agent, a fee of USD 220,000 to L1 representing 2% of the principal value of the initial tranche, and a subscription fee of USD 220,000 to L1 representing 2% of the principal value of the initial tranche payable in WIHN Class B Shares were due upon issuance of the Initial Tranche and recorded as a debt discount against the L1 Initial Tranche principal amount. The subscription fee was paid in 145,953 WIHN Class B Shares and was fair valued at CHF 183,901 (USD 200,871) based on the market value of the shares at issuance. Upon subscription of each subsequent tranche under the L1 Facility, debt issue costs corresponding to the fair value of the L1 subscription fee payable in WIHN Class B Shares representing 2% of the principal value of the subscribed funds and an L1 fee representing 2% of the principal value of the subscribed funds will be recorded as a debt discount against each tranche.

On September 27, 2021, WISeKey and L1 entered into the L1 First Amendment, pursuant to which WISeKey has the right to request L1 to subscribe for four L1 Accelerated Tranches of between USD 1 million and USD 2,750,000 each or any other amount agreed between the parties, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. The terms and conditions of the L1 Accelerated Tranches issued under the L1 First Amendment remain the same as the terms and conditions of the L1 Facility except for the conversion price of the L1 Accelerated Tranches which is set at 90% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date, regardless of the conversion amount (the “New L1 Conversion Price”).

In line with ASC 470-50-15-3, the New L1 Conversion Price under the L1 First Amendment was assessed as a change to the conversion privileges provided in the L1 Facility for the purpose of inducing conversion, whereby the New L1 Conversion Price provides a reduction of the Original L1 Conversion Price and results in the issuance of additional WIHN Class B Shares, which is governed by ASC 470-20-40. Therefore, in line with ASC 470-20-40-16 and ASC 470-20-40-17, for conversions of L1 Accelerated Tranches, we recognize the fair value of the additional shares delivered by applying the New L1 Conversion Price in comparison with the Original L1 Conversion Price as an expense to the income statement classified as debt conversion expense.

Additionally, per the terms of the L1 Facility, upon each tranche subscription under the L1 Facility and the L1 First Amendment, WISeKey will grant L1 the option to acquire WIHN Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WIHN Class B Shares on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 5.00. The number of warrants granted at each tranche subscription is calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. In line with ASC 470-20-25-2, for each subscription, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of WIHN Class B Shares on the date of the subscription. The fair value of the debt is calculated using the discounted cash flow method.

During the year to December 31, 2021, WISeKey made a total of six subscriptions under the L1 Facility and the L1 First Amendment as follows:

-	The L1 Initial Tranche for convertibles notes in the amount of USD 11 million was issued on June 29, 2021. The funds were received on July 1, 2021. On June 29, 2021, in line with the terms of the L1 Facility, WISeKey issued L1 with 1,817,077 warrants on WIHN Class B Sharess at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 296,208 using the Black-Scholes model and the market price of WIHN Class B Sharess on the date of grant of CHF 1.39. The fair value of the debt was calculated using the discounted cash flow method as USD 11,354,678. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 279,660, and the credit entry was booked in APIC.

-	On September 28, 2021, an L1 Accelerated Tranche for convertibles notes in the amount USD 1 million. The funds were received on September 30, 2021. On September 28, 2021, in line with the terms of the L1 Facility, WISeKey issued L1 with 173,267 warrants on WIHN Class B Sharess at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 35,462 using the Black-Scholes model and the market price of WIHN Class B Sharess on the date of grant of CHF 1.25. The fair value of the debt was calculated using the discounted cash flow method as USD 1,077,265. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 31,869, and the credit entry was booked in APIC.

-	On October 20, 2021, an L1 Accelerated Tranche for convertibles notes in the amount USD 1 million. The funds were received on October 21, 2021. On October 20, 2021, in line with the terms of the L1 Facility, WISeKey issued L1 with 207,726 warrants on WIHN Class B Sharess at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 33,877 using the Black-Scholes model and the market price of WIHN Class B Sharess on the date of grant of CHF 1.12. The fair value of the debt was calculated using the discounted cash flow method as USD 1,077,408. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 30,485, and the credit entry was booked in APIC.

-	On October 27, 2021, an L1 Accelerated Tranche for convertibles notes in the amount USD 2 million. The funds were received on October 28, 2021. On October 27, 2021, in line with the terms of the L1 Facility, WISeKey issued L1 with 384,261 warrants on WIHN Class B Sharess at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 62,777 using the Black-Scholes model and the market price of WIHN Class B Sharess on the date of grant of CHF 1.12. The fair value of the debt was calculated using the discounted cash flow method as USD 2,154,556. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 56,624, and the credit entry was booked in APIC.

-	On November 5, 2021, an L1 Accelerated Tranche for convertibles notes in the amount USD 1 million. The funds were received on November 9, 2021. On November 5, 2021, in line with the terms of the L1 Facility, WISeKey issued L1 with 209,287 warrants on WIHN Class B Sharess at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 29,792 using the Black-Scholes model and the market price of WIHN Class B Sharess on the date of grant of CHF 1.075. The fair value of the debt was calculated using the discounted cash flow method as USD 1,077,708. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 26,900, and the credit entry was booked in APIC.

-	On December 21, 2021, an L1 Accelerated Tranche for convertibles notes in the amount USD 1 million. The funds were received on December 22, 2021. On December 21, 2021, in line with the terms of the L1 Facility, WISeKey issued L1 with 287,345 warrants on WIHN Class B Sharess at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 21,756 using the Black-Scholes model and the market price of WIHN Class B Sharess on the date of grant of CHF 0.814. The fair value of the debt was calculated using the discounted cash flow method as USD 1,077,404. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 19,793, and the credit entry was booked in APIC.

During the year ended December 31, 2021, L1 converted a total of USD 8.2 million out of the L1 Initial Tranche and USD 5.3 million out of the L1 Accelerated Tranches, resulting in the delivery of a total of 11,858,831 WIHN Class B Sharess. A debt discount charge of USD 185,528 was amortized to the income statement, a debt conversion expense of USD 325,424 was recorded in the income statement, and unamortized debt discounts totaling USD 1,376,983 were booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2021, the outstanding L1 Facility available was USD 5 million. Convertible notes in an aggregate amount of USD 3.5 million remained unconverted and the unamortized debt discount balance was USD 388,403, hence a carrying value of USD 3,111,597 as at December 31, 2021.

Credit Agreement with Anson Investments Master Fund LP

On June 29, 2021, WISeKey entered into an Agreement for the Issuance and Subscription of Convertible Notes (the “Anson Facility”) with Anson Investments Master Fund LP (“Anson”), pursuant to which Anson commits to grant a loan to WISeKey for up to a maximum amount of USD 22 million divided into tranches of variable sizes, during a commitment period of 24 months ending June 28, 2023. The initial tranche was agreed in the Anson Facility agreement as USD 11 million to be funded on June 29, 2021. For the remaining facility, WISeKey has the right to request Anson to subscribe for four additional note tranches of USD 2,750,000 each or any other amount agreed between the parties, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into convertible notes of USD 100,000 each that bear interest of 6% per annum. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares within a period of 24 months from issuance (the “Anson Conversion Period”). Conversion takes place upon request by Anson during the Anson Conversion Period, but in any case no later than at the expiry of the Anson Conversion Period. Each calendar month, Anson can request conversion of up to 12.5% of the principal amount of all issued tranches at a conversion price of 95% of the lowest daily volume-weighted average price of a Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date, and, should Anson wish to convert more than 12.5% of the principal amount of all issued tranches in a calendar month, the conversion price for the additional converted amounts is set at the higher of (i) the Fixed Conversion price applicable to relevant tranche, and (ii) 95% of the lowest daily volume-weighted average price of a Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date (the “Original Anson Conversion Price”).

Due to Anson’s option to convert the loan in part or in full at any time before maturity, the Anson Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that Anson will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the Anson Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Debt issue costs made up of legal expenses of USD 4,197, a commission of USD 802,500 to the placement agent, a fee of USD 220,000 to Anson representing 2% of the principal value of the initial tranche, and a subscription fee of USD 220,000 to Anson representing 2% of the principal value of the initial tranche payable in WIHN Class B Shares were due upon issuance of the Anson Initial Tranche and recorded as a debt discount against the Anson Initial Tranche principal amount. The subscription fee was paid in 145,953 WIHN Class B Shares and was fair valued at CHF 183,901 (USD 200,871) based on the market value of the shares at issuance. Upon subscription of each subsequent tranche under the Anson Facility, debt issue costs corresponding to the fair value of the Anson subscription fee payable in WIHN Class B Shares representing 2% of the principal value of the subscribed funds and an Anson fee representing 2% of the principal value of the subscribed funds will be recorded as a debt discount against each tranche.

On September 27, 2021, WISeKey and Anson entered into the Anson First Amendment, pursuant to which WISeKey has the right to request Anson to subscribe for four Anson Accelerated Tranches of between USD 1 million and USD 2,750,000 each or any other amount agreed between the parties, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. The terms and conditions of the Anson Accelerated Tranches issued under the Anson First Amendment remain the same as the terms and conditions of the Anson Facility except for the conversion price of the Anson Accelerated Tranches which is set at 90% of the lowest daily volume-weighted average price of a Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date, regardless of the conversion amount (the “New Anson Conversion Price”).

In line with ASC 470-50-15-3, the New Anson Conversion Price under the Anson First Amendment was assessed as a change to the conversion privileges provided in the Anson Facility for the purpose of inducing conversion, whereby the New Anson Conversion Price provides a reduction of the Original Anson Conversion Price and results in the issuance of additional WIHN Class B Shares, which is governed by ASC 470-20-40. Therefore, in line with ASC 470-20-40-16 and ASC 470-20-40-17, for conversions of Anson Accelerated Tranches, we recognize the fair value of the additional shares delivered by applying the New Anson Conversion Price in comparison with the Original Anson Conversion Price as an expense to the income statement classified as debt conversion expense.

Additionally, per the terms of the Anson Facility, upon each tranche subscription under the Anson Facility and the Anson First Amendment, WISeKey will grant Anson the option to acquire WIHN Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WIHN Class B Shares on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 5.00. The number of warrants granted at each tranche subscription is calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. In line with ASC 470-20-25-2, for each subscription, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of WIHN Class B Shares on the date of the subscription. The fair value of the debt is calculated using the discounted cash flow method.

During the year to December 31, 2021, WISeKey made a total of three subscriptions under the Anson Facility and the Anson First Amendment as follows:

-	The Anson Initial Tranche for convertibles notes in the amount of USD 11 million was issued on June 29, 2021. The funds were received on June 29, 2021. On June 29, 2021, in line with the terms of the Anson Facility, WISeKey issued Anson with 1,817,077 warrants on WIHN Class B Shares at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 296,208 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 1.39. The fair value of the debt was calculated using the discounted cash flow method as USD 11,354,678. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 279,660, and the credit entry was booked in APIC.

-	On September 28, 2021, an Anson Accelerated Tranche for convertibles notes in the amount USD 2.75 million. The funds were received on September 28, 2021. On September 28, 2021, in line with the terms of the Anson Facility, WISeKey issued Anson with 476,486 warrants on WIHN Class B Shares at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 97,520 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 1.25. The fair value of the debt was calculated using the discounted cash flow method as USD 2,822,613. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 91,838, and the credit entry was booked in APIC.

-	On October 27, 2021, an Anson Accelerated Tranche for convertibles notes in the amount USD 2.75 million. The funds were received on October 28, 2021. On October 27, 2021, in line with the terms of the Anson Facility, WISeKey issued Anson with 528,359 warrants on WIHN Class B Shares at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 86,318 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 1.12. The fair value of the debt was calculated using the discounted cash flow method as USD 2,822,789. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 81,597, and the credit entry was booked in APIC.

During the year ended December 31, 2021, Anson converted a total of USD 9.8 million out of the Anson Initial Tranche, resulting in the delivery of a total of 8,228,262 WIHN Class B Shares. There was no conversion out of the Anson Accelerated Tranches. A debt discount charge of USD 248,449 was amortized to the income statement, and unamortized debt discounts totaling USD 1,182,876 were booked to APIC on conversions as per ASC 470-02-40-4. There was no debt conversion expense recorded in the income statement in the year ended December 31, 2021

As at December 31, 2021, the outstanding Anson Facility available was USD 5.5 million. Convertible notes in an aggregate amount of USD 6.7 million remained unconverted and the unamortized debt discount balance was USD 762,858, hence a carrying value of USD 5,937,142 as at December 31, 2021.

Note 28.     Indebtedness to related parties, noncurrent

On May 27, 2020, Aquilon Invest GmbH entered into a loan agreement with arago GmbH for an amount of EUR 1,918,047.09. Aquilon Invest GmbH, a company wholly-owned by the Managing Director of arago GmbH, Hans- Christian Boos, is a minority shareholder of arago GmbH.

The loan carries an interest rate of 6% per annum payable annually in arrears. The loan matures on May 26, 2025 but arago GmbH may repay it in part or in full at any time before maturity.

As at December 31, 2021, the balance of the loan and accrued interests due by arago GmbH to Hans-Christian Boos as ultimate beneficiary was EUR 2,105,407 (USD 2,395,219).

Note 29.     Employee benefit plans

Defined benefit post-retirement plan

The Group maintains three pension plans: one maintained by WISeKey SA and one by WISeKey International Holding Ltd, both covering its employees in Switzerland, as well as one maintained by WISeKey Semiconductors SAS covering WISeKey’s French employees.

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

The defined benefit pension plan maintained by WISeKey Semiconductors SAS, and their obligations to employees in terms of retirement benefits, is limited to a lump sum payment based on remuneration and length of service, determined for each employee. The plan is not funded.

The pension liability calculated as at December 31, 2021 is based on annual personnel costs and assumptions as of December 31, 2021.

Personnel Costs	As at December 31,	As at December 31,	As at December 31,
USD'000	2021	2020	2019
Wages and Salaries	12,208	12,145	11,161
Social security contributions	3,320	3,230	2,813
Net service costs	671	646	281
Other components of defined benefit plans, net	(78)	248	132
Total	16,121	16,268	14,387

	As at December 31,
Assumptions	2021	2021	2020	2020	2019	2019	2019
	France	Switzerland	France	Switzerland	France	Switzerland	India
Discount rate	0.75%	0.33%	0.30%	0.15%	0.70%	0.25%	7.30%
Expected rate of return on plan assets	n/a	1.50%	n/a	1.50%	n/a	1.50%	n/a
Salary increases	3%	1.50%	3%	1.50%	3%	1.50%	9%

For WISeKey SA and WISeKey International Holding Ltd’s funded plans, the expected long-term rate of return on assets is based on the pension fund policy which is based on approximately +0.5% in addition to the minimum interest by law in Switzerland (“Min LPP”). In 2021, Min LPP is 1.0% hence an assumption of 1.5%.

As at December 31, 2020 the Group’s accumulated benefit obligation amounted to USD 16,452,000.

Reconciliation to Balance Sheet start of year
USD'000
Fiscal year	2021	2020	2019

Fair value of plan assets	(12,332)	(10,686)	(8,275)
Projected benefit obligation	19,100	17,566	12,740
Surplus/deficit	6,768	6,880	4,465

Opening balance sheet asset/provision (funded status)	6,768	6,880	4,465

Reconciliation of benefit obligation during the year
Projected benefit obligation at start of year	19,100	17,566	12,740
Net Service cost	263	436	412
Interest expense	29	50	107
Plan participant contributions	153	141	216
Net benefits paid to participants	(278)	(8)	1,377
Prior service costs	(123)	(698)	0
Actuarial losses/(gains)	(1,407)	(74)	2,487
Curtailment & Settlement	(194)	0	0
Reclassifications	0	(2)	0
Currency translation adjustment	(605)	1,689	227
Projected benefit obligation at end of year	16,938	19,100	17,566

Reconciliation of plan assets during year
Fair value of plan assets at start of year	(12,332)	(10,686)	(8,275)
Employer contributions paid over the year	(263)	(244)	(347)
Plan participant contributions	(153)	(141)	(216)
Net benefits paid to participants	162	(22)	(1,401)
Interest income	(177)	(167)	(123)
Return in plan assets, excl. amounts included in net interest	224	(29)	(136)
Currency translation adjustment	370	(1,043)	(188)
Fair value of plan assets at end of year	(12,169)	(12,332)	(10,686)

Reconcilation to balance sheet end of year
Fair value of plan assets	(12,169)	(12,332)	(10,686)
Defined benefit obligation - funded plans	16,938	19,100	17,566
Surplus/deficit	4,769	6,768	6,880

Closing balance sheet asset/provision (funded status)	4,769	6,768	6,880

Estimated amount to be amortized from accumulated OCI into NPBC over next fiscal year
Net loss (gain)	270	286	283
Unrecognized transition (asset)/obligation	0	0	0
Prior service cost/(credit)	(12)	61	61

Amounts recognized in accumulated OCI
Net loss (gain)	2,651	4,237	4,258
Unrecognized transition (asset)/obligation	0	0	0
Prior service cost/(credit)	(537)	(440)	300
Deficit	2,114	3,797	4,558

Movement in Funded Status
USD'000
Fiscal year	2021	2020	2019

Opening balance sheet liability (funded status)	6,768	6,880	4,465

Net Service cost	263	436	412
Interest cost/(credit)	29	50	107
Expected return on Assets	(177)	(167)	(123)
Amortization on Net (gain)/loss	270	284	88
Amortization on Prior service cost/(credit)	(12)	61	62
Settlement / curtailment cost / (credit)	(194)	0	0
Currency translation adjustment	6	20	(2)
Total Net Periodic Benefit Cost/(credit)	185	684	544

Actuarial (gain)/loss on liabilities due to experience	(342)	(72)	1,056
Actuarial gain/loss on liab. from changes to fin. assump	(420)	0	1,431
Actuarial (gain)/loss on liab. from changes to demo. assump	(645)	0	0
Return in plan assets, excl. amounts included in net interest	224	(29)	(136)
Prior service cost/(credit)	(123)	(698)	0
Amortization on Net (gain)/loss	(270)	(284)	(88)
Amortization on Prior service cost/(credit)	12	(61)	(62)
Currency translation adjustment	(8)	(45)	(2)
Total gain/loss recognized via OCI	(1,572)	(1,189)	2,200

Employer contributions paid in the year + Cashflow required to pay benefit payments	(379)	(274)	(371)
Total cashflow	(379)	(274)	(371)

Currency translation adjustment	(233)	669	43
Reclassification	0	(2)	0
Closing balance sheet liability (funded status)	4,769	6,768	6,880

Reconciliation of Net Gain / Loss
Amount at beginning of year	4,237	4,258	1,964
Amortization during the year	(270)	(284)	(86)
Asset (gain) / loss	224	(29)	(136)
Liability (gain) / loss	(1,407)	(72)	2,487
Reclassifications	0	(2)	0
Currency translation adjustment	(133)	366	29
Amount at year-end	2,651	4,237	4,258

Reconciliation of prior service cost/(credit)
Amount at beginning of year	(440)	300	357
Amortization during the year	12	(61)	(62)
Prior service costs for the current period	(123)	(698)	0
Currency translation adjustment	14	19	5
Amount at year-end	(537)	(440)	300

All of the assets are held under the collective contract by the plan’s re-insurer company and are invested in a mix of Swiss and International bond and equity securities. In line with ASC 820’s three-tier fair value hierarchy, pension assets belong to the fair value level 2.

The table below shows the breakdown of expected future contributions payable to the Plan :

Period USD'000	France	Switzerland
2022	25	1,862
2023	28	410
2024	7	1,986
2025	23	504
2026	52	498
2027 to 2031	420	2,757

The Group expects to make contributions of approximately $263,000 in 2022.

There are no plan assets expected to be returned to the employer during the 12-month period following December 31, 2021.

Note 30.     Commitments and contingencies

Lease commitments

The future payments due under leases are shown in Note 19.

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

Note 31.     Stockholders’ equity

Stockholders’ equity consisted of the following:

WISeKey International Holding Ltd	As at December 31, 2021		As at December 31, 2020
Share Capital	Class A Shares	Class B Shares	Class A Shares	Class B Shares
Par value per share (in CHF)	0.01	0.05	0.01	0.05
Share capital (in USD)	400,186	4,685,301	400,186	2,490,403
Per Articles of association and Swiss capital categories
Authorized Capital - Total number of authorized shares	—	18,469,207	—	7,808,906
Conditional Share Capital - Total number of conditional shares(1)	12,000,000	31,469,207	—	7,804,030
Total number of fully paid-in shares	40,021,988	88,120,054	40,021,988	47,622,689
Per US GAAP
Total number of authorized shares	40,021,988	138,058,468	40,021,988	63,234,625
Total number of fully paid-in issued shares(1)	40,021,988	88,120,054	40,021,988	47,622,689
Total number of fully paid-in outstanding shares(1)	40,021,988	80,918,390	40,021,988	42,839,554
Par value per share (in CHF)	0.01	0.05	0.01	0.05
Share capital (in USD)	400,186	4,685,301	400,186	2,490,403
Total share capital (in USD)	5,085,487		2,890,589
Treasury Share Capital
Total number of fully paid-in shares held as treasury shares	—	7,201,664	—	4,783,135
Treasury share capital (in USD)	—	636,436	—	505,154
Total treasury share capital (in USD)	—	636,436	—	505,154

(1) Conversions of conditional capital that were not registered with the commercial register as of December 31, 2021 are not deducted from the total number of conditional shares, i.e. the number shown is as if the issues had not taken place.

In the years to December 31, 2021 and 2020 respectively, WISeKey purchased a total of 28,668,037 and 8,458,273 treasury shares at an average purchase price of USD 0.07 and USD 0.15 per share, and sold a total of 26,249,508 and 4,877,329 treasury shares at an average sale price of USD 1.17 and USD 0.99 per share.

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

As at December 31, 2021, WISeKey’s treasury share balance included 282,000 WIHN Class B Shares purchased through the share buyback program.

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

Note 32.     Accumulated other comprehensive income

USD'000
Accumulated other comprehensive income as at December 31, 2019		(1,453)
Total net foreign currency translation adjustments	1,824
Total change in unrealized gains related to available-for-sale debt securities	5,385
Total defined benefit pension adjustment	1,189
Total adjustment from change in Ownership	(5)
Total other comprehensive income/(loss), net		8,393
Accumulated other comprehensive income as at December 31, 2020		6,940
Total net foreign currency translation adjustments	(1,720)
Total change in unrealized gains related to available-for-sale debt securities	1,965
Total defined benefit pension adjustment	1,572
Total reclassification adjustments	(7,350)
Total other comprehensive income/(loss), net		(5,533)
Accumulated other comprehensive income as at December 31, 2021		1,407

There is no income tax expense or benefit allocated to other comprehensive income.

Note 33.     Revenue

Nature of goods and services

The following is a description of the principal activities – separated by reportable segment – from which the Group generates its revenue. For more detailed information about reportable segments, see note 39 - Segment information and geographic data.

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

The mPKI Segment of the Group generates revenues from Digital Certificates, Software as a Service, Software license and Post-Contract Customer Support (PCS) for cybersecurity applications. Products and services are sold principally separately, but may also be sold in bundled packages.

For bundled packages, the Group accounts for individual products and services separately if they are distinct – i.e. if a product or service is separately identified from other items in the bundled package and if a customer can benefit from it. The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the list prices when available or estimated based on the Adjusted Market Assessment approach (e.g., licenses), or the Expected Cost-Plus Margin approach (e.g., PCS).

-	AI Segment

The AI Segment of the Group generates revenues from providing benefits of artificial intelligence to enterprise customers globally through knowledge automation. The company uses modern technologies such as inference and machine learning in order to automatically operate the entire IT stack – from heterogeneous environments to individual applications. Products and services are sold principally separately, but may also be sold in bundled packages.

For bundled packages, the Group accounts for individual products and services separately if they are distinct – i.e., if a product or service is separately identified from other items in the bundled package and if a customer can benefit from it. The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the list prices when available or estimated based on the Adjusted Market Assessment approach (e.g., licenses), the revenue can be recognized upon completion of the set-up (e.g., installation of software) or a specific period of time (e.g., maintenance and support).

Product and services	Nature, timing of satisfaction of performance obligations and significant payment terms
Certificates	The Group recognizes revenue on a straight-line basis over the validity period of the certificate, which is usually one to three years. This period starts after the certificate has been issued by the Certificate Authority and may be used by the customer for authentication and signature, by checking the certificate validity against the Root of Trust which is maintained by the Group on its IT infrastructure. Customers pay for certificates when certificates are issued and invoiced. The excess of payments over recognized revenue is shown as deferred revenue.
SaaS	The Group’s SaaS arrangement cover the provision of cloud-based certificate life-cycle-management solutions and signing and authentication solutions. The Group recognizes revenue on a straight-line basis over the service period which is usually yearly renewable. Customers usually pay ahead of quarterly or yearly service periods; the paid amounts which have not yet been recognized are shown as deferred revenue.
Software	The Group provides software for certificates life-cycle management and signing and authentication solutions. The Group recognizes license revenue when the software has been delivered and PCS revenue over the service period which is usually one-year renewable. Customers pay upon delivery of the software or over the PCS.
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

Disaggregation of revenue

The following table shows the Group’s revenues disaggregated by reportable segment and by product or service type:

Disaggregation of revenue	Typical payment	At one point in time			Over time			Total
USD'000		2021	2020	2019	2021	2020	2019	2021	2020	2019
IoT Segment
Secure chips	Upon delivery	16,867	14,317	20,504	—	—	—	16,867	14,317	20,504
Total IoT segment revenue		16,867	14,317	20,504	—	—	—	16,867	14,317	20,504
mPKI Segment
Certificates	Upon issuance	—	—	—	153	175	172	153	175	172
Licenses and integration	Upon delivery	606	287	1,976	—	—	—	606	287	1,976
SaaS, PCS and hosting	Quarterly or yearly	—	—	—	20	—	—	20	—	—
Total mPKI segment revenue		606	287	1,976	173	175	172	779	462	2,148
AI Segment
SaaS, PCS and hosting	Quarterly or yearly	—	—	—	4,612	—	—	4,612	—	—
Total AI segment revenue		—	—	—	4,612	—	—	4,612	—	—
Total Revenue		17,473	14,604	22,480	4,785	175	172	22,258	14,779	22,652

For the years ended December 31, 2021, 2020, and 2019 the Group recorded no revenues related to performance obligations satisfied in prior periods.

The following table shows the Group’s revenues disaggregated by geography, based on our customers’ billing addresses:

Net sales by region	12 months ended December 31,
USD'000	2021	2020	2019
IoT Segment
Switzerland	406	278	708
Rest of EMEA	3,721	4,228	7,508
North America	10,631	8,217	9,547
Asia Pacific	2,062	1,526	2,503
Latin America	47	68	238
Total IoT segment revenue	16,867	14,317	20,504
mPKI Segment
Switzerland	596	314	1,428
Rest of EMEA	98	93	539
North America	58	43	144
Asia Pacific	—	—	1
Latin America	27	12	36
Total mPKI segment revenue	779	462	2,148
AI Segment
Switzerland	270	—	—
Rest of EMEA	3,883	—	—
North America	459	—	—
Total AI segment revenue	4,612	—	—
Total Net sales	22,258	14,779	22,652

Contract assets, deferred revenue and contract liability

Our contract assets, deferred revenue and contract liability consist of:

	As at December 31,	As at December 31,
USD'000	2021	2020
Trade accounts receivables
Trade accounts receivable - IoT segment	2,655	2,227
Trade accounts receivable - mPKI segment	164	381
Trade accounts receivable - AI segment	259	—
Total trade accounts receivables	3,078	2,608
Contract assets	—	—
Total contract assets	—	—
Contract liabilities - current	128	367
Contract liabilities - noncurrent	57	23
Total contract liabilities	185	390
Deferred revenue
Deferred revenue - mPKI segment	192	171
Deferred revenue - IoT segment	—	150
Deferred revenue - AI segment	395	—
Total deferred revenue	587	321
Revenue recognized in the period from amounts included in the deferred revenue of the mPKI and IoT segments at the beginning of the year	290	84

Increases or decreases in trade accounts receivable, contract assets, deferred revenue and contract liability were primarily due to normal timing differences between our performance and customer payments.

Remaining performance obligations

As of December 31, 2021, approximately USD 772,000 is expected to be recognized from remaining performance obligations for mPKI, IoT and AI contracts. We expect to recognize revenue for these remaining performance obligations during the next two years approximately as follows:

Estimated revenue from remaining performance obligations as at December 31, 2021 (USD'000)	Total
2022	615
2023	157
Total remaining performance obligation	772

Note 34.     Other operating income

	12 months ended December 31,
USD'000	2021	2020	2019
Other operating income from related parties	71	43	140
Other operating income - other	112	—	40
Total other operating income	183	43	180

In the year 2021, other operating income from related parties was made up of the amounts invoiced by WISeKey to the OISTE Foundation for the use of its premises and equipment (see Note 42).

Note 35.     Stock-based compensation

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

Grants

In the 12 months to December 31, 2019, the Group granted a total of 2,292,539 options exercisable in WIHN Class B Shares. Each option is exercisable into one Class B Share.

The options granted consisted of:

-	2,074,770 options with immediate vesting granted to employees and Board members, none of which had been exercised as of December 31, 2019;

-	145,854 options with immediate vesting granted to employees and Board members, all of which had been exercised as of December 31, 2019;

-	60,394 options with immediate vesting granted in exchange for WISeKey SA shares, all of which had been exercised as of December 31, 2019; and

-	11,521 options with immediate vesting granted to an external advisor and which had not been exercised as of December 31, 2019.

The options granted were valued at grant date using the Black-Scholes model.

In the 12 months to December 31, 2020, the Group granted a total of 467,617 options exercisable in WIHN Class B Shares. Each option is exercisable into one Class B Share.

The options granted consisted of:

-	279,017 options with immediate vesting granted to employees and Board members, none of which had been exercised as of December 31, 2020;

-	5,381 options with immediate vesting granted to employees and Board members, all of which had been exercised as of December 31, 2020;

-	16,667 options vesting on November 10, 2021 granted to employees;

-	16,666 options vesting on November 10, 2022 granted to employees;

-	33,334 options vesting on June 30, 2021 granted to employees;

-	33,333 options vesting on June 30, 2022 granted to employees;

-	33,333 options vesting on June 30, 2023 granted to employees;

-	16,323 options with immediate vesting granted in exchange for WISeKey SA shares, all of which had been exercised as of December 31, 2020; and

-	33,563 options with immediate vesting granted to external advisors and which had not been exercised as of December 31, 2020.

The options granted were valued at grant date using the Black-Scholes model.

In the 12 months to December 31, 2021, the Group granted a total of 2,029,821 options exercisable in WIHN Class B Shares. Each option is exercisable into one Class B Share.

The options exercisable in WIHN Class B Shares granted consisted of:

-	1,883,544 options with immediate vesting granted to employees and Board members, none of which had been exercised as of December 31, 2021;

-	16,714 options with immediate vesting granted to employees and Board members, all of which had been exercised as of December 31, 2021;

-	33,000 options vesting on May 1, 2022 granted to employees;

-	33,000 options vesting on May 1, 2023 granted to employees;

-	34,000 options vesting on May 1, 2024 granted to employees;

-	23,042 options with immediate vesting granted to external advisors and which had not been exercised as of December 31, 2021; and

-	6,521 options with immediate vesting granted to external advisors, all of which had been exercised as of December 31, 2021.

In the 12 months to December 31, 2021, the Group also granted a total of 9,818,000 options exercisable in WIHN Class A Shares with immediate vesting to employees and Board members, none of which had been exercised as of December 31, 2021. Each option is exercisable into one Class A Share.

All options granted were valued at grant date using the Black-Scholes model.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model, using the market price of a WIHN Class B Share. Expected volatility is based on historical volatility of WIHN Class B Shares.

In the fiscal year 2021, a total charge of USD 3,783,314 was recognized in the consolidated income statement calculated by applying the Black-Scholes model at grant, in relation to options:

-	USD 3,761,150 for options granted to employees and Board members; and

-	USD 22,164 for options granted to nonemployees.

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

Assumption	December 31, 2021	December 31, 2020	December 31, 2019
Dividend yield	None	None	None
Risk-free interest rate used (average)	1.00%	1.00%	1.00%
Expected market price volatility	61.33 - 99.64%	37.61% - 65.38%	51.59% - 56.86%
Average remaining expected life of stock options on WIHN Class B Shares (years)	4.31	3.43	3.01
Average remaining expected life of stock options on WIHN Class A Shares (years)	3.40	n/a	n/a

Unvested options to employees as at December 31, 2021 were recognized prorata temporis over the service period (grant date to vesting date).

The following table illustrates the development of the Group’s non-vested options for the years ended December 31, 2021 and 2020.

	Options on WIHN Class B Shares		Options on WIHN Class A Shares
Non-vested options	Number of shares under options	Weighted-average grant date fair value (USD)	Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as at December 31, 2019	5,026	3.65	—	—
Granted	467,617	1.08	—	—
Vested	(339,310)	1.01	—	—
Non-vested forfeited or cancelled	—	—	—	—
Non-vested options as at December 31, 2020	133,333	1.20	—	—
Granted	2,029,821	0.95	9,818,000	0.19
Vested	(1,946,488)	0.98	(9,818,000)	0.19
Non-vested forfeited or cancelled	(100,000)	1.05	—	—
Non-vested options as at December 31, 2021	116,666	1.28	—	0.19

As at December 31, 2021, there was a USD 54,690 unrecognized compensation expense related to non-vested stock option-based compensation arrangements. Non-vested stock options outstanding as at December 31, 2021 were accounted for using the graded-vesting method, as permitted under ASC 718-10-35-8, and we therefore recognized compensation costs calculated using the Black-Scholes model and the market price of WIHN Class B Shares at grant date, over the requisite service period.

The following tables summarize the Group’s stock option activity for the years ended December 31, 2021 and 2020.

Options on WIHN Class B Shares	WIHN Class B Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2019	2,843,115	0.99	5.19	3,693,941
Of which vested	2,838,089	1.00	5.19	3,682,672
Of which non-vested	5,026	—	—	—
Granted	467,617	1.48	—	—
Exercised or converted	(1,214,402)	1.57	—	2,046,219
Forfeited or cancelled	—	—	—	—
Expired	—	—	—	—
Outstanding as at December 31, 2020	2,096,330	1.48	4.44	554,377
Of which vested	1,962,997	1.57	4.31	329,716
Of which non-vested	133,333	—	—	—
Granted	2,029,821	0.15	—	—
Exercised or converted	(78,944)	0.05	—	61,125
Forfeited or cancelled	(112,000)	0.05	—	—
Expired	(123,563)	4.79	—	—
Outstanding as at December 31, 2021	3,811,644	0.71	5.28	2,468,898
Of which vested	3,694,978	0.69	5.25	2,455,994
Of which non-vested	116,666	—	—	—

Options on WIHN Class A Shares	WIHN Class A Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2019	—	—	—	—
Granted	—	—	—	—
Outstanding as at December 31, 2020	—	—	—	—
Granted	9,818,000	0.01	—	—
Outstanding as at December 31, 2021	9,818,000	0.01	6.90	1,520,393
Of which vested	9,818,000	0.01	6.90	1,520,393

Summary of stock-based compensation expenses

Stock-based compensation expenses	12 months ended December 31,
USD’000	2021	2020	2019
In relation to Employee Stock Option Plans (ESOP)	3,761	363	5,386
In relation to non-ESOP Option Agreements	22	30	28
Total	3,783	393	5,414

Stock-based compensation expenses are recorded under the following expense categories in the income statement.

Stock-based compensation expenses	12 months ended December 31,
USD’000	2021	2020	2019
Research & development expenses	485	6	786
Selling & marketing expenses	820	209	1,269
General & administrative expenses	2,478	178	3,359
Total	3,783	393	5,414

Note 36.     Non-operating income

Non-operating income consisted of the following:

	12 months ended December 31,
USD'000	2021	2020	2019
Foreign exchange gain	2,955	839	1,761
Financial income	—	8	74
Interest income	9	16	—
Fair value adjustments on convertible loan with arago	5,553	—	—
Other	121	264	83
Total non-operating income	8,638	1,127	1,918

The fair value adjustments on convertible loan with arago relates to the treatment of unrealized gain on the arago Third Convertible Loan upon acquisition of arago (see Note 11). In line with ASC 320-10-40-2, upon acquiring arago on February 01, 2021 (see Note 15), the unrealized gain of CHF 6,546,964 (USD 7,349,602 at historical rate) from the fair value adjustments of the arago Third Convertible Loan recorded in other comprehensive income up to the date of acquisition was reversed into other non-operating income (see Note 11). Additionally, the CHF 1.6 million (USD 1,796,155 at historical rate) cash paid for the acquisition of arago after the acquisition date was recorded as a deduction to other non-operating income because this amount was already included in the fair value of the arago Third Convertible Loan. As a result, a net income of CHF 4,946,964 (USD 5,553,447 at historical rate) was recorded in non-operating income in relation to fair value adjustment on the Third Convertible Loan.

Note 37.     Non-operating expenses

Non-operating expenses consisted of the following:

	12 months ended December 31,
USD'000	2021	2020	2019
Foreign exchange losses	2,893	2,195	2,401
Financial charges	202	104	341
Interest expense	1,431	685	643
Other components of defined benefit plans, net	(78)	248	132
Impairment of equity securities at cost	—	7,000	—
Other	307	847	153
Total non-operating expenses	4,755	11,079	3,670

Non-operating expenses – Other include a USD 300,050 expense for the fair value adjustment of the investment in OpenLimit as at December 31, 2021 (see Note 22).

Note 38.     Income taxes

The components of income before income taxes are as follows:

Income / (Loss)	12 months ended December 31,
USD'000	2021	2020	2019
Switzerland	(14,756)	(22,277)	(19,179)
Foreign	(9,431)	(6,621)	(3,838)
Income/(loss) before income tax	(24,187)	(28,898)	(23,017)

Income taxes relating to the Group are as follows:

Income taxes	12 months ended December 31,
USD'000	2021	2020	2019
Switzerland	—	—	(42)
Foreign	(93)	9	13
Less discontinued operations	—	—	42
Income tax expense / (income)	(93)	9	13

Income tax at the Swiss statutory rate compared to the Group’s income tax expenses as reported are as follows:

Deferred income tax assets/(liabilities)	As at December 31,	As at December 31,
USD'000	2021	2020
Foreign	(2,900)	3
Net deferred income tax asset /(liability)	(2,900)	3

Income tax at the Swiss statutory rate compared to the Group’s income tax expenses as reported are as follows:

	12 months ended December 31,
USD'000	2021	2020	2019
Net income/(loss) from continuing operations before income tax	(24,187)	(28,898)	(23,017)
Statutory tax rate	14%	14%	24%
Expected income tax (expense)/recovery	3,384	4,043	5,524
Income tax (expense)/recovery	93	(9)	(13)
Change in valuation allowance	(24,710)	(631)	(2,129)
Permanent Difference	(92)	(1)	0
Change in expiration of tax loss carryforwards	21,418	(3,411)	(3,395)
Income tax (expense) / recovery	93	(9)	(13)

The Group assesses the recoverability of its deferred tax assets and, to the extent recoverability does not satisfy the “more likely than not” recognition criterion under ASC 740, records a valuation allowance against its deferred tax assets. The Group considered its recent operating results and anticipated future taxable income in assessing the need for its valuation allowance.

The Group’s deferred tax assets and liabilities consist of the following:

Deferred tax assets and liabilities	As at December 31,	As at December 31,	As at December 31,
USD'000	2021	2020	2019
Stock-based compensation	92	1	—
Defined benefit accrual	748	1,089	1,100
Tax loss carry-forwards	36,859	12,655	11,264
Net deferred income tax liability	(2,900)	—	—
Deferred tax liability on change in unrealized gains related to available-for-sale debt securities	—	(753)	—
Valuation allowance	(37,699)	(12,989)	(12,358)
Deferred tax assets / (liabilities)	(2,900)	3	6

As of December 31, 2021, the Group’s operating cumulated loss carry-forwards of all jurisdictions for its continuing operations are as follows:

Operating loss-carryforward as of December 31, 2021
USD'000	USA	Switzerland	Spain	France	UK	Germany	India	Saudi Arabia	Total
2022	—	6,920	209	4,849	32	8,977	—	24	21,011
2023	—	9,789	1,213	8,887	2	11,237	—	—	31,128
2024	—	5,671	1,244	—	1	11,128	—	—	18,044
2025	—	10,372	—	—	1	9,165	353	—	19,891
2026	—	6,181	—	—	2	7,958	271	—	14,412
2027	—	16,105	—	—	—	8,498	164	—	24,767
2028	91	25,920	—	—	—	6,407	90	—	32,508
2029	9	—	—	—	—	—	178	—	187
2030	2	—	23	—	—	—	—	—	25
2031	54	—	24	—	—	—	—	—	78
2032	89	—	70	—	—	—	—	—	159
2033	—	—	80	—	—	—	—	—	80
2034	—	—	91	—	—	—	—	—	91
2035	829	—	187	—	—	—	—	—	1,016
2036	1,932	—	104	—	—	—	—	—	2,036
2037	1,584	—	165	—	—	—	—	—	1,749
2038	3,186	—	—	—	—	—	—	—	3,186
2039	5,441	—	—	—	—	—	—	—	5,441
2040	90	—	—	—	—	—	—	—	90
2041	886	—	—	—	—	—	—	—	886
Total operating loss carry-forwards / Year of expiration if applicable to jurisdiction
	14,193	80,958	3,410	13,736	38	63,370	1,056	24	176,785

The following tax years remain subject to examination:

Significant jurisdictions	Open years
Switzerland	2016 - 2021
USA	2019 - 2021
France	2019 - 2021
Spain	2018 - 2021
Japan	2017 - 2021
Taiwan	2021
India	2021
Germany	2019 - 2021
UK	2016 - 2021
Arabia	2021
Vietnam	2021

As at December 31, 2021, WISeKey Semiconductors SAS had recorded a USD 47,368 tax provision following a tax audit started in 2018 in relation to prior years. Although the final conclusions have not yet been communicated formally, management believes that it is more probable than not that the entity will have to pay additional taxes and has calculated the provision based on preliminary discussions with the tax authorities.

The Group has no unrecognized tax benefits.

Note 39.     Segment information and geographic data

The Group has three segments: Internet of Things (“IoT”, previously referred to as “Semiconductors”), Artificial Intelligence (“AI”) arising from the acquisition of arago on February 01, 2021, and managed Public Key Infrastructure (“mPKI”, previously referred to as “Others”). The Group’s chief operating decision maker, who is its Chief Executive Officer, reviews financial performance according to these three segments (two in prior periods) for purposes of allocating resources and assessing budgets and performance.

The IoT segment encompasses the design, manufacturing, sales and distribution of microprocessors operations. The AI segment encompasses the development, design, implementation and customization of knowledge automation technology and processes, using AI. The mPKI segment includes all operations relating to the provision of secured access keys, authentication, signing software, certificates and digital security applications.

12 months to December 31,	2021				2020			2019
USD'000	IoT	AI	mPKI	Total	IoT	mPKI	Total	IoT	mPKI	Total
Revenues from external customers	16,867	4,612	779	22,258	14,317	462	14,779	20,504	2,148	22,652
Intersegment revenues	128	—	3,109	3,237	—	6,786	6,786	344	6,169	6,513
Interest revenue	1	—	54	55	8	59	67	36	38	74
Interest expense	30	537	976	1,543	12	707	718	29	695	724
Depreciation and amortization	470	430	94	994	1,501	91	1,592	1,298	57	1,355
Segment income /(loss) before income taxes	(1,302)	(6,283)	(16,448)	(24,033)	(2,038)	(26,537)	(28,575)	130	(22,837)	(22,707)
Profit / (loss) from intersegment sales	6	—	148	154	—	323	323	16	294	310
Income tax recovery /(expense)	—	106	(13)	93	—	(9)	(9)	—	(13)	(13)
Other significant non cash items
Share-based compensation expense	—	—	3,783	3,783	—	393	393	—	5,414	5,414
Gain/(loss) on derivative liability	—	—	—	—	—	44	44	—	214	214
Interest and amortization of debt discount and expense	—	—	1,057	1,057	—	458	458	—	742	742
Segment assets	11,377	10,552	109,445	131,374	11,031	40,327	51,358	15,794	29,919	45,713

12 months to December 31,	2021	2020	2019
	USD'000	USD'000	USD'000
Revenue reconciliation
Total revenue for reportable segment	25,495	21,565	29,165
Elimination of intersegment revenue	(3,237)	(6,786)	(6,513)
Total consolidated revenue	22,258	14,779	22,652

Loss reconciliation
Total profit / (loss) from reportable segments	(24,033)	(28,575)	(22,707)
Elimination of intersegment profits	(154)	(323)	(310)
Loss before income taxes	(24,187)	(28,898)	(23,017)

As at December 31,	2021	2020
	USD'000	USD'000
Asset reconciliation
Total assets from reportable segments	131,374	51,358
Elimination of intersegment receivables	(19,217)	(10,515)
Elimination of intersegment investment and goodwill	(23,352)	12,038
Consolidated total assets	88,805	52,881

Revenue and property, plant and equipment by geography

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

Net sales by region	12 months ended December 31,
USD'000	2021	2020	2019
Switzerland	1,272	592	2,137
Rest of EMEA*	7,702	4,321	8,046
North America	11,148	8,260	9,691
Asia Pacific	2,062	1,526	2,504
Latin America	74	80	274
Total net sales	22,258	14,779	22,652
* EMEA means Europe, Middle East and Africa

Property, plant and equipment, net of depreciation, by region	As at December 31,	As at December 31,
USD'000	2021	2020
Switzerland	85	37
Rest of EMEA*	495	953
North America	1	1
Asia Pacific	6	9
Total Property, plant and equipment, net of depreciation	587	1,000
* EMEA means Europe, Middle East and Africa

Note 40.     Earnings/(Loss) per share

The computation of basic and diluted net earnings/(loss) per share for the Group is as follows:

	12 months ended December 31,
Earnings / (loss) per share	2021	2020	2019
Net income / (loss) attributable to WISeKey International Holding AG (USD'000)	(20,340)	(28,659)	8,187
Effect of potentially dilutive instruments on net gain (USD'000)	N/A	N/A	335
Net income / (loss) attributable to WISeKey International Holding AG after effect of potentially dilutive instruments (USD'000)	N/A	N/A	8,522
Shares used in net earnings / (loss) per share computation:
Weighted average shares outstanding - basic	71,642,457	42,785,300	36,079,000
Effect of potentially dilutive equivalent shares	N/A	N/A	1,399,458
Weighted average shares outstanding - diluted	N/A	N/A	37,478,458
Net earnings / (loss) per share
Basic weighted average loss per share attributable to WIHN (USD)	(0.28)	(0.67)	0.23
Diluted weighted average loss per share attributable to WIHN (USD)	(0.28)	(0.67)	0.23

For purposes of the diluted net loss per share calculation, stock options, convertible instruments and warrants are considered potentially dilutive securities and are excluded from the calculation of diluted net loss per share, because their effect would be anti-dilutive. Therefore, basic and diluted net loss per share was the same for the year ended December 31, 2021 due to the Group’s net loss position.

The following table shows the number of stock equivalents that were excluded from the computation of diluted earnings per share because the effect would have been anti-dilutive.

Dilutive vehicles with anti-dilutive effect	2021	2020	2019
Total stock options	3,171,936	1,333,434	—
Warrants	—	—	—
Total convertible instruments	14,754,955	20,369,716	—
Total number of shares from dilutive vehicles with anti-dilutive effect	17,926,891	21,703,150	—

The following table shows the number of stock equivalents that were included in the computation of diluted earnings per share:

Dilutive vehicles	2021	2020	2019
Total stock options	—	—	2,327,115
Warrants	—	—	—
Total convertible instruments	—	—	693,230
Total number of shares from dilutive vehicles	—	—	3,020,345

Note 41.     Legal proceedings

We are currently not party to any legal proceedings and claims that is not provided for in our financial statements.

Note 42.     Related parties disclosure

Subsidiaries

The consolidated financial statements of the Group include the entities listed in the following table:

Group Company Name	Country of incorporation	Year of incorporation	Share Capital	% ownership as at December 31, 2021	% ownership as at December 31, 2020	Nature of business
WISeKey SA	Switzerland	1999	CHF 933,436	95.75%	95.75%	Main operating company. Sales and R&D services
WISeKey Semiconductors SAS	France	2010	EUR 1,298,162	100.0%	100.0%	Chip manufacturing, sales & distribution
WiseTrust SA	Switzerland	1999	CHF 680,000	100.0%	100.0%	Non-operating investment company
WISeKey ELA SL	Spain	2006	EUR 4,000,000	100.0%	100.0%	Sales & support
WISeKey SAARC Ltd	U.K.	2016	GBP 100,000	51.0%	51.0%	Non trading
WISeKey USA Inc[1]	U.S.A	2006	USD 6,500	100%*	100%*	Sales & support
WISeKey India Private Ltd[2]	India	2016	INR 1,000,000	45.9%	45.9%	Sales & support
WISeKey IoT Japan KK	Japan	2017	JPY 1,000,000	100.0%	100.0%	Sales & distribution
WISeKey IoT Taiwan	Taiwan	2017	TWD 100,000	100.0%	100.0%	Sales & distribution
WISeCoin AG	Switzerland	2018	CHF 100,000	90.0%	90.0%	Sales & distribution
WISeKey Equities AG	Switzerland	2018	CHF 100,000	100.0%	100.0%	Financing, Sales & distribution
WISeKey Semiconductors GmbH	Germany	2019	EUR 25,000	100.0%	100.0%	Sales & distribution
WISeKey Arabia - Information Technology Ltd	Saudi Arabia	2019	SAR 200,000.00	51.0%	51.0%	Sales & distribution
TrusteCoin AG3	Switzerland	2020	CHF 100,000	100.0%	51.0%	Sales & distribution
arago GmbH	Germany	1995	EUR 266,808	51.0%	n/a	Process automation using AI, sales and support
arago Da Vinci GmbH[4]	Germany	2007	EUR 25,000	51.0%	n/a	Sales & support
arago Technology Solutions Private Ltd[4]	India	2017	INR 100,000	51.0%	n/a	Sales & support
arago US Inc.[4]	U.S.A	2015	USD 25	51.0%	n/a	Sales & support
WISeKey Vietnam Ltd	Vietnam	2021	VND 689,400,000	95.75%	n/a	R&D
[1] 50% owned by WISeKey SA and 50% owned by WiseTrust SA
[2] 88% owned by WISeKey SAARC which is controlled by WISeKey International Holding AG
[3] Formerly WiseAI AG, 100% owned by WISeKey International Holding AG from August 27, 2021
[4] 100% owned by arago GmbH

Related party transactions and balances

		Receivables as at		Payables as at		Net expenses to			Net income from
	Related Parties	December 31,	December 31,	December 31,	December 31,	in the year ended December 31,			in the year ended December 31,
	(in USD'000)	2021	2020	2021	2020	2021	2020	2019	2021	2020	2019
1	Carlos Moreira	—	—	2,802	1,580	—	—	—	—	—	—
2	Philippe Doubre	—	—	—	—	179	86	114	—	—	—
3	David Fergusson	—	—	—	—	78	119	161	—	—	—
4	Eric Pellaton	—	—	—	—	92	42	—	—	—	—
5	Jean-Philippe Ladisa	—	—	—	—	68	61	—	—	—	—
6	Hans-Christian Boos	—	—	2,395	—	125	—	—	—	—	—
7	Juan Hernández Zayas	—	—	—	—	—	52	165	—	—	—
8	Thomas Hürlimann	—	—	—	—	—	—	63	—	—	—
9	Dourgam Kummer	—	14	—	—	—	—	52	—	—	—
10	Maryla Shingler-Bobbio	—	—	—	—	—	—	123	—	—	—
11	Roman Brunner	—	—	—	—	—	—	426	—	—	87
12	Anthony Nagel	—	—	—	—	—	—	5	—	—	58
13	Maria Pia Aqueveque Jabbaz	—	—	—	—	2	1	—	—	—	—
14	Philippe Gerwill	—	—	—	—	10	—	14	—	—	—
15	Geoffrey Lipman	—	—	—	—	8	—	14	—	—	—
16	Don Tapscott	—	—	—	—	—	8	—	—	—	—
17	Cristina Dolan	—	—	—	—	—	1	—	—	—	—
18	Wei Wang	—	—	—	—	—	—	—	—	—	10
19	OISTE	129	95	189	172	350	374	219	71	32	140
20	Indian Potash Limited	—	—	—	—	—	—	—	—	—	—
21	Terra Ventures Inc	—	—	33	33	—	—	—	—	—	—
22	Edmund Gibbons Limited	—	—	—	—	—	—	479	—	—	36
23	GSP Holdings Ltd	—	—	17	18	—	—	—	—	—	—
24	SAI LLC (SBT Ventures)	—	—	34	34	—	—	—	—	—	—
25	Related parties of Carlos Moreira	—	—	—	—	224	223	360	—	—	—
	Total	129	109	5,470	1,837	1,136	968	2,195	71	32	331

1. Carlos Moreira is the Chairman of the Board and CEO of WISeKey. A short-term payable in an amount of CHF 2,555,032.97 (USD 2,802,171) to Carlos Moreira was outstanding as at December 31, 2021, made up of accrued salary and bonus.

2. Philippe Doubre is a Board member of the Group, and member of the Group’s nomination & compensation committee, as well as a shareholder. The expenses recorded in the income statement in the year to December 31, 2021 relate to his Board fee and compensation for additional services to WISeKey during the year.

3. David Fergusson is a Board member of the Group, and member of the Group’s audit committee and nomination & compensation committee, as well as a shareholder. The expenses recorded in the income statement in the year to December 31, 2021 relate to his Board fee.

4. Eric Pellaton is a Board member of the Group, and member of the Group’s nomination & compensation committee, as well as a shareholder. The expenses recorded in the income statement in the year to December 31, 2021 relate to his Board fee.

5. Jean-Philippe Ladisa is a Board member of the Group, and member of the Group’s audit committee. The expenses recorded in the income statement in the year to December 31, 2021 relate to his Board fee.

6. Hans-Christian Boos is the managing director of arago GmbH and a minority shareholder of arago GmbH through two personal companies. One of his wholly-owned personal companies, Aquilon Invest GmbH entered into a loan agreement with arago GmbH for an amount of EUR 1,918,047 prior to the acquisition of arago by WISeKey. The loan bears interest at a rate of 6% per annum. As at December 31, 2021, the balance of the loan and accrued interests due by arago GmbH to Hans- Christian Boos as ultimate beneficiary was EUR 2,105,407 (USD 2,395,219). In the 11 months to December 31, 2021 since the acquisition of arago, an interest charge of EUR 105,895 (USD 125,312) was recorded in the consolidated income statement of WISeKey.

In view of the acquisition of a controlling interest in arago, the Company entered into the “arago Third Convertible Loan Agreement” on November 18, 2020 with arago GmbH and its shareholders, Aquilon Invest GmbH and OGARA GmbH both wholly owned by Hans-Christian Boos, whereby WISeKey intended to acquire 51% of arago’s fully diluted share capital against (i) an investment of CHF 5 million, and (ii) a guarantee on arago’s existing indebtedness. The arago Third Convertible Loan Agreement documents the intention of the Company to extend a “Put Option” to Aquilon Invest GmbH and OGARA GmbH for the remaining 49% share capital of arago in exchange for 12,327,506 WIHN Class B Shares. The shares have been reserved in the Company’s authorized share capital.

On April 29, 2021, WISeKey entered into an “Equity Financing Mechanism”, as amended on July 28, 2021 and January 24, 2022, with arago GmbH and Mr. Boos whereby the parties agree that the Company will finance the operations of arago. Under the Equity Financing Mechanism, should arago or its minority shareholders not be able to repay the amounts loaned by WISeKey, the Company will have the right to request that (1) arago’s shareholder Hans-Christian Boos’ right to receive 12,327,506 WIHN Class B Shares upon exercise of the Put Option held by Aquilon Invest GmbH and OGARA GmbH will be reduced by such number of WIHN Class B Shares as corresponds to the quotient of (i) the Equity Financing Mechanism amount due to WISeKey, converted into Swiss francs, divided by (ii) a Conversion Price based on the market price of a WIHN Class B Share at the relevant period; and (2) Mr. Boos, through his companies, Aquilon Invest GmbH and OGARA GmbH, will transfer to WISeKey shares in arago GmbH in the same proportion as the reduction in the Put Option right.

As at December 2021, Mr. Boos, through Aquilon Invest GmbH and OGARA GmbH, had not exercised the Put Option and WISeKey had not exercised its right to convert the amounts loaned to arago into arago shares and a reduction of the Put option.

7. Juan Hernandez-Zayas is a former Board member of the Group.

8. Thomas Hürlimann is a former Board member of the Group.

9. Dourgam Kummer is a former Board member of the Group.

10. Maryla Shingler Bobbio is a former Board member of the Group, and former member of the Group’s audit committee and nomination & compensation committee.

11. Roman Brunner is the former Chief Revenue Officer of the Group.

12. Anthony Nagel is the former Chief Operations Officer of the QuoVadis Group which WISeKey divested in 2019.

13. Maria Pia Aqueveque Jabbaz is a member of the Group’s advisory committee. The expenses recorded in the income statement in the year to December 31, 2021 relate to her advisory committee fee.

14. Philipp Gerwill is a member of the Group’s advisory committee. The expenses recorded in the income statement in the year to December 31, 2021 relate to his advisory committee fee.

15. Geoffrey Lipman is a member of the Group’s advisory committee. The expenses recorded in the income statement in the year to December 31, 2021 relate to his advisory committee fee.

16. Don Tapscott is a member of the Group’s advisory committee, and cofounder of The Tapscott Group Inc. The Blockchain Research Institute (the “BRI”) is a division of The Tapscott Group Inc. On December 20, 2018 WISeKey and the BRI entered into an agreement to establish BlockChain Centers of Excellence and promote BlockChain technology worldwide.

17. Cristina Dolan is a former member of the Group’s advisory committee.

18. Wei Wang is a former member of the Group’s advisory committee.

19. The Organisation Internationale pour la Sécurité des Transactions Electroniques (“OISTE”) is a Swiss non-profit making foundation that owns a cryptographic rootkey. In 2001 WISeKey SA entered into a contract with OISTE to operate and maintain the global trust infrastructures of OISTE. In line with the contract, WISeKey pays a regular fee to OISTE for the use of its cryptographic rootkey. Two members of the Board of Directors of WISeKey are also members of the Counsel of the Foundation which gives rise to the related party situation.

OISTE is also the minority shareholder in WISeCoin AG with a 10% ownership.

The receivable from OISTE as at December 31, 2021 and income recorded in the income statement in the year to December 31, 2021 relate to the facilities and personnel hosted by WISeKey SA on behalf of OISTE. In the year 2021, WISeKey SA invoiced OISTE CHF 64,546 (USD 70,626).

The payable to OISTE as at December 31, 2021 and expenses relating to OISTE recognized in 2021 are made up of license and royalty fees for the year 2021 under the contract agreement with WISeKey SA.

20. Indian Potash Limited has a 10% shareholding in WISeKey India Private Ltd.

21. Terra Ventures Inc has a 49% shareholding in WISeKey SAARC Ltd. Terra Ventures granted a GBP 24,507 loan to WISeKey SAARC Ltd on January 24, 2017. The loan is non-interest bearing and has no set repayment date.

22. Edmund Gibbons Limited had a 49% shareholding in QuoVadis Services Ltd which was 51% owned by WISeKey until the divestiture of the QuoVadis Group in 2019.

23. GSP Holdings Ltd is a former shareholder in WISeKey SAARC Ltd. GSP Holdings Ltd granted a GBP 12,500 loan to WISeKey SAARC Ltd on February 02, 2017. The loan is non-interest bearing and has no set repayment date.

24. SAI LLC, doing business as SBT Ventures, is a former shareholder in WISeKey SAARC Ltd. SAI LLC granted a GBP 25,000 loan to WISeKey SAARC Ltd on January 25, 2017. The loan is non-interest bearing and has no set repayment date.

25. Two immediate family members of Carlos Moreira are employed by WISeKey SA. In line with ASC 850-10-50-5, transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis. The aggregate employment remuneration of these two immediate family members amounted to CHF 205,114 (USD 24,435) recorded in the income statement in 2021.

Note 43.     Subsequent events

L1 Facility

On March 1, 2022, WISeKey and L1 entered into the L1 Second Amendment, pursuant to which WISeKey has the right to request L1 to subscribe for five L1 Additional Accelerated Tranches for a total aggregate amount of up to USD 5 million, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. The total aggregate amount of the L1 facility remains USD 22 million. The terms and conditions of the L1 Additional Accelerated Tranches issued under the L1 Second Amendment remain the same as the terms and conditions of the L1 Facility except for the conversion price which is that set under the L1 Second Amendment.

After December 31, 2021, WISeKey made one subscription under the L1 Second Amendment for USD 1 million. The funds were received on March 07, 2022.

After December 31, 2021, L1 issued a total of ten conversion notices, resulting in the aggregated conversion of USD 2,600,000 and the delivery of 4,569,997 WIHN Class B Shares.

Anson Facility

After December 31, 2021, Anson issued a total of five conversion notices, resulting in the aggregated conversion of USD 3,250,000 and the delivery of 5,170,339 WIHN Class B Shares.

Options granted under WISeKey ESOP

After December 31, 2021, a total of 10,805 options were granted under the Group’s ESOP.

Share Purchase and Transfer Agreement in relation to the arago Group

On March 14, 2022, the Group signed a Share Purchase and Transfer Agreement to sell its 51% ownership in arago and its affiliates to OGARA GmbH, with Neutrino Energy Property GmbH & Co. acting as “Buyer Guarantor”. The sale is expected to be completed in the second quarter of 2022. The group subsidiaries making up the arago Group in scope for the sale are arago GmbH, arago Da Vinci GmbH, arago Technology Solutions Private Ltd, and arago US Inc. The completion of the sale is conditional on the consideration being transferred to WISeKey and the shares owned by the Group being transferred to OGARA.

Note 44.     Business Update Related to COVID-19

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