Form 20-F
period 2022-12-31
Wisekey International Holding S.A.
filed 2023-04-28
CIK 1738699

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

For the fiscal year ended December 31, 2022

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

Copies to:

Herman H. Raspé, Esq.
Patterson Belknap Webb & Tyler LLP

1133 Avenue of the Americas
New York, New York 10036
Tel: (212) 336-2000

____________________________________________________________________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange and on which registered
American Depositary Shares, each representing ten Class B Shares, par value CHF 0.05 per share Class B Shares, par value CHF 0.05 per share*	WKEY	The Nasdaq Stock Market LLC

____________________
* Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 40,021,988 Class A Shares and 99,837,254 Class B Shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

   ii

INTRODUCTION AND USE OF CERTAIN TERMS

We were formed in 2015 as a holding company to incorporate, acquire, hold, and dispose of interests in national and international entities, in particular entities active in the area of security technology and related areas. Our Class B Shares, as defined below, have been listed on the Swiss Exchange (SIX) since 2016 and our American Depositary Shares ("ADSs") have been listed on the Nasdaq Stock Market LLC under the symbol "WKEY" since December 4, 2019. The Bank of New York Mellon, acting as depositary, registers and delivers our ADSs, each of which represents ten of our Class B Shares.

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

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations or our performance. Some of these forward-looking statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "forecast," "believe," "estimate," "expect," "intend," "continue," "could," "may," "plan," "project," "predict," "will," and similar expressions, as they relate to us, our management or third parties. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements contained in the sections entitled "Item 3. Key Information," "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects".

These forward-looking statements include, but are not limited to, statements relating to:

•	Our anticipated goals, growth strategies and profitability;

•	Future operating or financial results;

•	Our planned capital expenditure plan and discussions with our suppliers to increase production capacity to meet our customer orders;

•	Our planned R&D expenses for new products including secure chips;

•	Our belief that the products resulting from our R&D will create additional opportunities for growth;

•	Our expectation about the development of the markets for WISeKey, including expanding the role of Metaverse, increase in cyber threats and growth of secure hardware market, growing demand for IoT solutions, increase in cybersecurity spending based on the recent regulations and legislations;

•	Our estimation that IoT devices will require semiconductors connected to secure platforms, which could allow the semiconductor industry to maintain an average annual growth of 3% to 4% for the foreseeable future;

•	Our plans to upgrade our PKI offer to add new post-quantum features for the IoT market;

•	Our expectation for the completion of the listing of SEALSQ’s Ordinary Shares on the Nasdaq Global Market;

•	Whether or not we are or will be a PFIC;

•	Assumptions underlying or related to any of the foregoing.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us and are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Those factors include, in addition to those set forth in "Item 3D. Risk Factors" and those included elsewhere in this prospectus, among others, the following:

•	The inability to realize estimated financial position, results of operations or cash flows;

•	The inherent uncertainty associated with financial projections and valuation techniques;

•	Our ability to anticipate market needs and opportunities;

•	Our ability to attract new customers and retain existing customer base;

•	Our ability to foster innovation, to develop new products and enhancements to our existing products;

•	The demand for our products or for the goods into which our products are incorporated;

•	The sufficiency of our cash and cash equivalents to meet our liquidity needs;

•	The impact of any supply chain disruption that we may experience;

•	Our dependency on the timely supply of equipment and materials from our third-party suppliers;

•	Our ability to protect our intellectual property rights;

•	Our ability to keep pace with technical advances in cryptography and semiconductor design;

•	Our ability to attract and retain qualified employees and key personnel;

•	Our ability to attract new customers and retain and expand within our existing customer base;

•	Our ability to foster innovation, to develop new products and enhancements to our existing products;

•	The potential impact of the COVID-19 pandemic affecting our clients’ ability and willingness to spend money in security applications and our supplier’s ability to source key components and material;

•	The future growth of the information technology and cybersecurity industry;

•	Risks relating to WISeKey’s ability to implement its growth strategies and its Group’s restructuring;

•	Our ability to successfully hire and retain qualified employees and key personnel;

•	Our ability to prevent security breaches and unauthorized access to confidential customer information;

•	Our ability to comply with modified or new laws and regulations relating to our industries;

•	The activities of our competitors and the introduction of competing products by our competitors;

•	Market demand and semiconductor industry conditions;

•	Our ability to successfully introduce new technologies and products;

•	Uncertain negative effect of the COVID pandemic and its effect on the supply chain;

•	The cyclical nature of the semiconductor industry;

•	An economic downturn in the semiconductor industry;

•	Our ability to comply with U.S. and other applicable international laws and regulations;

•	Changes in our overall tax position as a result of changes in tax laws or tax rates, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	Fluctuations in the exchange rates between the U.S. dollar and the other major currencies we use for our operations;

•	Our ability to collect accounts receivable;

•	Changes in certain commodities used as raw material, which may affect our gross margin;

•	How long we will qualify as an emerging growth company or a foreign private issuer.

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

Summary of Risk Factors

Investing in our ADSs may expose you to a number of risks, including risks relating to our business and industry, financial risks, legal risks, and risks relating to our Shares and ADSs. The following summarizes part, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report which contains a more thorough description of risks relating to investing in us.

Risks Relating to Our Business and Industry

•	We face many risks associated with our international expansion, including geopolitical tensions, trade barriers, payment delays and currency failures.

•	The future growth of the information technology and cybersecurity industry is uncertain.

•	WISeKey faces intense competition from companies that are larger and better known than we are, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

•	If WISeKey does not successfully anticipate market needs and enhance existing products or develop new products that meet those needs on a timely basis, WISeKey may not be able to compete effectively and WISeKey's ability to generate revenues will suffer.

•	Some of our larger opportunities depend on our customers’ ability to be awarded significant regional or national contracts in order to fulfil the volume predictions that were used in the pricing negotiations and forecasts.

•	WISeKey's reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our security solutions or the failure of our security solutions to meet customers' expectations.

•	We depend on highly skilled key personnel to operate our business, and if we are unable to attract, retain, and motivate qualified personnel, our business could be harmed.

•	One of the cryptographic rootkeys used by WISeKey is owned by the Organisation Internationale pour la Sécurité des Transactions Electroniques OISTE. The Organisation Internationale pour la Sécurité des Transactions Electroniques OISTE has granted us a perpetual license to exclusively use the cryptographic rootkey. A termination of the license agreement would present a threat to WISeKey's existing business model.

•	We are dependent on the timely supply of equipment and materials from various sub-contractors and if any one of these suppliers fail to meet, or delays, their committed delivery schedules due to supply chain disruptions or other reasons, we can suffer with lower or lost revenues.

•	Failure of our third-party suppliers to handle increased volume for their services could impact our ability to take advantage of upside business opportunities.

•	The semiconductor industry is highly cyclical.

•	The demand for our semiconductor products depends to a significant degree on the demand for our customers’ end products.

•	We derive a significant amount of our revenues each year from a limited number of significant customers.

•	The use of cryptography is subject to a variety of laws around the world. Unfavorable developments in legislation and regulation may adversely affect our business, operating results, and financial condition.

•	Changes in regulations or citizen concerns regarding privacy and protection of citizen data, or any failure or appearance of failure to comply with such laws, could diminish the value of our services and cause us to lose customers and revenue.

•	Cybersecurity incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.

Financial Risks

•	WISeKey has a history of losses and may not achieve profitability in the future.

•	Certain of the Company's large shareholders, including if acting in concert, may be able to exert significant influence on the Company and their interests may conflict with the interests of its other shareholders.

•	Our operating results can vary significantly due to the impairment of goodwill and other tangible and intangible assets due to changes in the business environment.

•	We may need additional capital in the future and it may not be available on terms favorable to us or at all.

•	The Company is a holding company with no direct cash generating operations and relies on its subsidiaries to provide it with funds necessary to pay dividends to shareholders.

Legal Risks

•	We are subject to anti-takeover provisions.

•	We may become exposed to costly and damaging intellectual property or liability claims, and our product liability may not cover all damages from such claims.

•	We process and store personal information, which subjects us to data protection laws and contractual commitments, and our actual or perceived failure to comply with such laws and commitments could harm our business.

Risks Related to Our Shares and ADSs

•	As a foreign private issuer, we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to our shareholders and ADS holders than they would enjoy if we were a domestic U.S. company.

•	We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

•	We have never paid dividends on our share capital, and we do not anticipate paying cash dividends in the foreseeable future.

•	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

•	You may not receive distributions on our Class B Shares or any value for them if it is illegal or impractical to make them available to you as an ADS holder.

•	The rights accruing to holders of our shares may differ from the rights typically accruing to shareholders of a U.S. corporation.

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

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine.

In February 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business. Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication, or SWIFT, payment system, expansive ban on imports and exports of products to and from Russia and ban on exportation of U.S. denominated bank notes to Russia or persons located there. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets. Although our operations have not experienced material and adverse impact on supply chain, cybersecurity or other aspects of our business from the ongoing conflict between Russia and Ukraine, there is no assurance that such conflict would not develop or escalate in a way that could materially and adversely affect our business, financial condition, and results of operations in the future.

We face many risks associated with our international expansion, including geopolitical tensions, trade barriers, payment delays and currency failures.

We are continuing to expand our operations into additional international markets. The expansion into international markets may cause difficulties because of distance, as well as language and cultural differences. Other risks related to international operations include fluctuations in currency exchange rates, difficulties arising from staffing and managing foreign operations, legal and regulatory requirements of different countries, and overlapping or differing tax laws. Management cannot assure that it will be able to market and operate WISeKey’s services successfully in foreign markets, select appropriate markets to enter, open new offices efficiently or manage new offices profitably.

Offering our services in a new geographical area also poses geopolitical risks. For example, export and import of cryptographic technologies is subject to sanctions, and national import and export restrictions. Changes in these restrictions due to geopolitical tensions may significantly harm our business.

As a result of these obstacles, we may find it impossible or prohibitively expensive to enter additional markets, or our entry into foreign markets could be delayed, which could hinder our ability to grow our business.

Business practices in the global markets that we serve may differ and may require us to include non-standard terms in customer contracts, such as extended payment or warranty terms. To the extent that we enter into customer contracts that include non-standard terms related to payment, warranties or performance obligations, our results of operations may be adversely impacted.

Additionally, our global sales and operations are subject to a number of risks, including the following:

•	difficulty in enforcing contracts and managing collections, as well as long collection periods;

•	costs of doing business globally, including costs incurred in maintaining office space, securing adequate staffing and localizing our contracts;

•	management communication and integration problems resulting from cultural and geographic dispersion;

•	risk of unexpected changes in regulatory practices, tariffs, tax laws and treaties;

•	compliance with anti-bribery laws;

•	heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results, and give rise to restatements of, or irregularities in, financial statements;

•	social, economic and political instability, terrorist attacks and security concerns in general;

•	reduced or uncertain protection of intellectual property rights in some countries; and

•	potentially adverse tax consequences.

These factors could harm our ability to generate future global revenues and, consequently, materially impact our business, results of operations and financial condition.

Global inflationary pressure may have an adverse impact on our gross margins and our business.

As of the date of this annual report, global inflationary pressure has not materially affected our gross margins and our business. Our suppliers, which are all based in Asia, have not been impacted by the price inflation for energy that Europe and other geographies have experienced, nor from some raw material price inflation which might impact other industries. For fiscal year 2023, we do expect to incur significant payroll cost increases for some of our employees in order to retain and hire engineers given the strong local demand for experienced software and hardware engineers. While we believe that these costs will be balanced by the US Dollar to Euro exchange rate evolution which has absorbed the extra costs caused by the salary increase, there is no assurance that this cost balance will continue. Accordingly, continued inflationary pressure may have an adverse impact on our gross margins and could have a material adverse effect on our business, financial condition, results of operations or cash flows.

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

We depend on our ability to keep pace with technical advances in cryptography and semiconductor design.

WISeKey needs to keep pace with changing technologies in order to provide effective identification and authentication solutions. In addition, we need to continue adjacent and inorganic growth in order to broaden and strengthen the portfolio of products and stay ahead of the technology changes and risks in order to be successful.

WISeKey needs to anticipate, and quickly react to, rapid changes occurring in security and communications technologies and to the development of new and improved devices, services, semiconductors and software that result from these changes. WISeKey must also continue to move vertically up the value chain with its customers in order to secure future business and substantiate growth. If WISeKey is unable to respond quickly and cost-effectively to changing communications technologies, hardware and software technologies and evolving industry standards, the existing offering could become non-competitive and WISeKey may lose market share. WISeKey's success will depend, in part, on its ability to effectively use leading technologies critical to the business, enhance its existing solutions, find appropriate technology partners, and continue to develop new solutions and technology that address the increasingly sophisticated and varied needs of its current and prospective clients and their customers and its ability to influence and respond to technological advances, emerging industry and regulatory standards and practices and competitive service offerings. WISeKey's ability to remain technologically competitive may require substantial expenditures and lead-time and the integration of newly acquired technologies will also take time. If WISeKey is unable to adapt and integrate in a timely manner to changing market conditions or customer requirements, its business, financial condition and results of operations could be seriously harmed.

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

We depend on highly skilled key personnel to operate our business, and if we are unable to attract, retain, and motivate qualified personnel, our business could be harmed.

We believe that our future success is highly dependent on the talents and contributions of our senior management, including Carlos Moreira, founder and Chief Executive Officer of WISeKey, members of our executive team, and other key employees, such as key engineering, finance, research and development, marketing, and sales personnel. Our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. All of our employees, including our senior management, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace.

Furthermore, our performance depends on favorable labor relations with our employees and compliance with labor laws in the countries where we have employees and plans to hire new employees. Any deterioration of current relations or increase in labor costs due to our compliance with labor laws could adversely affect our business.

Qualified individuals are in high demand, particularly in the digital industry, and we may incur significant costs to attract them. If we are unable to attract and retain our senior management and key employees, we may not be able to achieve our strategic objectives, and our business could be harmed. In addition, we believe that our senior management have developed highly successful and effective working relationships. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If one or more of these individuals leave, we may not be able to fully integrate new senior management or replicate the current dynamic and working relationships that have developed among our senior management and other key personnel, and our operations could suffer.

The tight global labor market has created an incredibly intense hiring environment. Since we require a highly skilled workforce in order to successfully compete in an increasingly competitive cybersecurity market, we have experienced and may continue to experience difficulty in hiring, high employee turnover, and considerable costs and productivity as well as time to market losses. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or have divulged proprietary or other confidential information. Further, the training and integration of new employees requires allocation of a significant amount of internal resources and, even if we make this investment, there is no guarantee that existing or new personnel will remain or become productive members of our team. Our inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly in sales & marketing and research & development, may seriously harm our business, financial condition and results of operations.

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

Our services and products are relying heavily on cryptography, in particular, services offered by our PKI business are based on public key cryptography technology. With public key cryptography technology, a user possesses a public key and a private key, both of which are required to perform encryption and decryption operations. The security afforded by this technology depends on the integrity of a user's private key and ensuring that it is not lost, stolen or otherwise compromised. Advances in attacks on cryptographic algorithms and technology may weaken their effectiveness, and significant new technology requirements may be imposed by root distribution programs that require us to make significant modifications to our systems or to reissue digital certificates to some or all of our customers, which could damage our reputation or otherwise harm our business. Severe attacks on public key cryptography could render PKI services in general obsolete or unmarketable.

Quantum computing may threaten the resilience of current cryptography against attacks during the current lifespan of hardware. This is certainly the case for our secure modules embedded in larger systems and/or deployed on remote locations, such as for smart meter and satellite deployments.

WISeKey cannot guarantee that its services and products will still offer sufficient protection against attacks executed with quantum computers.

We are dependent on the timely supply of equipment and materials from various sub-contractors and if any one of these suppliers fail to meet, or delays, their committed delivery schedules due to supply chain disruptions or other reasons, we can suffer with lower or lost revenues.

We use various suppliers for silicon manufacturing and testing our parts. Any one of these suppliers could not meet their commitments for on-time delivery of our products. The market supply of such products has seen and continues to see difficulties in meeting demand and these kinds of supply disruptions can happen due to global shortages of silicon wafers or chemicals used in the processing of the silicon packaging, or shortages in the labor force due to unrest or sicknesses. During the latter half of 2021 and 2022, we had to manage our delivery schedule carefully as a result of the global shortage of semiconductors material. During this period, the Company was receiving greater volumes of orders than it was capable of delivering due to such shortages, so we had to program the orders based upon the allocations of materials and production capacity available to us. While we were able to grow our revenue during this time though careful negotiation with our suppliers, we believe that our revenues would have been higher had there not been such supply disruption. Further, our business and operating conditions can be at risk if we cannot deliver on our product demand as committed in our customer contracts.

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

Quantum computing may threaten the resilience of current cryptography against attacks during the current lifespan of hardware. Certainly, in case our secure modules are embedded in larger systems and/or deployed on remote locations. This is certainly the case for smart meter and satellite deployments. WISeKey cannot guarantee that its secure modules will still offer sufficient protection against attacks executed with quantum computers. To mitigate this risk, WISeKey has launched an R&D program for assessing the portability and resistance of 2 of the algorithms shortlisted by the National Institute of Standards & Technology (NIST) as part of its Post Quantum algorithms selection contest. This program is carried in partnership with l’Ecole des Mines (one of the most prestigious French Engineering University)

If WISeKey does not respond to the trend of embedding secure modules on central processing units, WISeKey may lose the market of separate secure module chips.

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

The semiconductor industry is highly cyclical.

Historically, the relationship between supply and demand in the semiconductor industry has caused a high degree of cyclicality in the semiconductor market. Semiconductor supply is partly driven by manufacturing capacity, which in the past has demonstrated alternating periods of substantial capacity additions and periods in which no or limited capacity was added. As a general matter, semiconductor companies are more likely to add capacity in periods when current or expected future demand is strong and margins are, or are expected to be, high. Investments in new capacity can result in overcapacity, which can lead to a reduction in prices and margins. In response, companies typically limit further capacity additions, eventually causing the market to be relatively undersupplied. In addition, demand for semiconductors varies, which can exacerbate the effect of supply fluctuations. As a result of this cyclicality, the semiconductor industry has, in the past, experienced significant downturns, such as in 1997/1998, 2001/2002 and in 2008/2009, often in connection with, or in anticipation of, maturing life cycles of semiconductor companies’ products and declines in general economic conditions. These downturns have been characterized by diminishing demand for end-user products, high inventory levels, under-utilization of manufacturing capacity and accelerated erosion of average selling prices. The foregoing risks have historically had, and may continue to have, a material adverse effect on our business, financial condition and results of operations.

Significantly increased volatility and instability, and unfavorable economic conditions may adversely affect our semiconductor business.

It is difficult for us, our semiconductor customers and suppliers to forecast demand trends. We may be unable to accurately predict the extent or duration of cycles or their effect on our financial condition or result of operations, and can give no assurance as to the timing, extent or duration of the current or future semiconductor business cycles generally, or specific to the markets in which we participate. In the event of a future decline in global economic conditions, our business, financial condition and results of operations could be materially adversely affected, and the resulting economic decline might disproportionately affect the markets in which we participate, further exacerbating a decline in our results of operations. The COVID-19 global pandemic, for example, created a period of significant instability in the global economy, including amongst our semiconductor clients and suppliers. The restrictions imposed upon people and businesses around the world served, in the short run, to reduce demand for our semiconductor products as many companies reduced or paused their operations. While this has since served to benefit WISeKey through the increased demand for IT network infrastructure amongst other examples, this may not always be the situation.

The semiconductor industry is highly competitive. If we fail to introduce new technologies and products in a timely manner, this could adversely affect our business.

The semiconductor industry is highly competitive and characterized by constant and rapid technological change, short product lifecycles, significant price erosion and evolving standards. Accordingly, the success of our IoT segment business depends to a significant extent on our ability to develop new technologies and products that are ultimately successful in the market. The costs related to the research and development necessary to develop new technologies and products are significant and any reduction of our research and development budget could harm our competitiveness. Meeting evolving industry requirements and introducing new products to the market in a timely manner and at prices that are acceptable to our customers are significant factors in determining our competitiveness and success. Commitments to develop new products must be made well in advance of any resulting sales, and technologies and standards may change during development, potentially rendering our products outdated or noncompetitive before their introduction. If we are unable to successfully develop new products, our revenue may decline substantially. Moreover, some of our competitors are well-established entities, are larger than us and have greater resources than we do. If these competitors increase the resources they devote to developing and marketing their products, we may not be able to compete effectively. Any consolidation among our competitors could enhance their product offerings and financial resources, further strengthening their competitive position. In addition, some of our competitors operate in narrow business areas relative to us, allowing them to concentrate their research and development efforts directly on products and services for those areas, which may give them a competitive advantage. As a result of these competitive pressures, we may face declining sales volumes or lower prevailing prices for our products, and we may not be able to reduce our total costs in line with this declining revenue. If any of these risks materialize, they could have a material adverse effect on our business, financial condition and results of operations.

The demand for our semiconductor products depends to a significant degree on the demand for our customers’ end products.

The vast majority of our IoT segment revenue is derived from sales to manufacturers in the IT infrastructure (Network Servers, Switch, Home boxes, PC Keyboards, etc.), utilities distribution edge infrastructure (Smart Meters) and Access Control modules. Demand in these markets fluctuates significantly, driven by consumer spending, consumer preferences, the development of new technologies and prevailing economic conditions. In addition, the specific products in which our semiconductors are incorporated may not be successful or may experience price erosion or other competitive factors that affect the price manufacturers are willing to pay us. Such customers have in the past, and may in the future, vary order levels significantly from period to period, request postponements to scheduled delivery dates, modify their orders or reduce lead times. This is particularly common during periods of low demand. This can make managing our semiconductor business difficult, as it limits the predictability of future revenue. It can also affect the accuracy of our financial forecasts. Furthermore, developing industry trends, including customers’ use of outsourcing and new and revised supply chain models, may affect our revenue, costs and working capital requirements.

If semiconductor customers do not purchase products made specifically for them, we may not be able to resell such products to other customers or may not be able to require the customers who have ordered these products to pay a cancellation fee. The foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

The semiconductor industry is characterized by continued price erosion, especially after a product has been on the market.

One of the results of the rapid innovation in the semiconductor industry is that pricing pressure, especially on products containing older technology, can be intense. Product life cycles are relatively short and, as a result, products tend to be replaced by more technologically advanced substitutes on a regular basis.

In turn, demand for older technology falls, causing the price at which such products can be sold to drop, in some cases precipitously. In order to continue profitably supplying these products, we must reduce our production costs in line with the lower revenue we can expect to generate per unit. Usually, this must be accomplished through improvements in process technology and production efficiencies. If we cannot advance our process technologies or improve our production efficiencies to a degree sufficient to maintain required margins, we will no longer be able to make a profit from the sale of these products. Moreover, we may not be able to cease production of such products, either due to contractual obligations or for customer relationship reasons, and as a result may be required to bear a loss on such products. We cannot guarantee that competition in our core product markets will not lead to price erosion, lower revenue or lower margins in the future. Should reductions in our manufacturing costs fail to keep pace with reductions in market prices for the products we sell, this could have a material adverse effect on our business, financial condition and results of operations.

Our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties due to recent changes in our context as well as in our own sales organization and go-to-market strategies.

Even though our heritage started before 2000, much of our business has changed in recent periods. Macro changes impacting our market, particularly the digital transformation induced by the Covid pandemic, competitors suffering supply chain shortages, and the increased use of Internet of Things (IoT) resulted in growing demand for our products.

To address this demand, we made substantial investments in our sales force. Additionally, we have also recently begun to focus on building relationships with potential distribution partners, to utilize their sales force resources to reach new customers. As a result of these recent changes in our market, sales organization and go-to-market strategies, and with our limited operating history, our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties.

We have encountered and will continue to encounter risks and uncertainties in developing markets. If our assumptions regarding these risks and uncertainties are incorrect or change in response to developments in the security market, our results of operations and financial results could differ materially from our plans and forecasts. If we are unable to achieve our key objectives, our business and results of operations will be adversely affected, and the fair market value of our common stock could decline.

Our growth prospects and revenue will be adversely affected if our efforts to attract prospective customers and to retain existing customers are not successful.

Our ability to grow our business and generate revenue depends on retaining and expanding our total customer base and increasing services revenue by effectively monetizing value added. We must convince prospective customers of the benefits of our solutions and our existing customers of the continuing value of our solutions. Our ability to attract new customers, retain existing customers, and reach out to new markets depends in large part on our ability to continue to offer leading technologies and products, superior security and trust, and integration capabilities. For instance, in our IoT segment, some of our semiconductors competitors, including Infineon, Microchip, NXP and STMicroelectronics, have developed, and are continuing to develop, secure elements, which puts us at a significant competitive disadvantage.

Failure to protect our intellectual property could substantially harm our business, operating results, and financial condition.

The success of our business depends on our ability to protect and enforce our patents, trade secrets, trademarks, copyrights, and all of our other intellectual property rights, including the silicon intellectual property rights of our semiconductors.

We attempt to protect our intellectual property under patent, trade secret, trademark, and copyright law through a combination of employee, third-party assignment and nondisclosure agreements, other contractual restrictions, technological measures, and other methods. These afford only limited protection and we are still early in the process of securing our intellectual property rights. Despite our efforts to protect our intellectual property rights and trade secrets, unauthorized parties may attempt to copy aspects of our technology, or obtain and use our trade secrets and other confidential information. Moreover, policing our intellectual property rights is difficult and time consuming. We cannot assure you that we would have adequate resources to protect and police our intellectual property rights, and we cannot assure you that the steps we take to do so will always be effective.

We have filed, and may in the future file, patent applications on certain of our innovations. It is possible, however, that these innovations may not be patentable. In addition, given the cost, effort, risks, and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for some innovations. Furthermore, our patent applications may not issue as granted patents, the scope of the protection gained may be insufficient or an issued patent may be deemed invalid or unenforceable. We also cannot guarantee that any of our present or future patents or other intellectual property rights will not lapse or be invalidated, circumvented, challenged, or abandoned. Neither can we guarantee that our intellectual property rights will provide competitive advantages to us. Our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes could be limited by our relationships with third parties, and any of our pending or future patent applications may not have the scope of coverage originally sought. We cannot guarantee that our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak. We could lose both the ability to assert our intellectual property rights against, or to license our technology to, others and the ability to collect royalties or other payments.

Litigation or proceedings before governmental authorities and administrative bodies may be necessary in the future to enforce our intellectual property rights, to protect our patent rights, trademarks, trade secrets, and domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results. Additionally, changes in law may be implemented, or changes in interpretation of such laws may occur, that may affect our ability to protect and enforce our patents and other intellectual property.

Assertions by third parties of infringement or other violation by us of their intellectual property rights could harm our business, operating results, and financial condition.

Third parties may assert that we have infringed, misappropriated, or otherwise violated their copyrights, patents, and other intellectual property rights, and, as we face increasing competition, the possibility of intellectual property rights claims against us grows.

Our ability to provide our services is dependent upon our ability to license intellectual property rights, including to semiconductor designs. Various laws and regulations govern the copyright and other intellectual property rights associated with semiconductor design and cryptographic algorithms. Existing laws and regulations are evolving and subject to different interpretations, and various legislative or regulatory bodies may expand current or enact new laws or regulations. Although we expend significant resources to seek to comply with the statutory, regulatory, and judicial frameworks by, for example, entering into license agreements, we cannot assure you that we are not infringing or violating any third-party intellectual property rights, or that we will not do so in the future.

Moreover, for our semiconductor solutions, we rely on multiple hardware designers, and firmware and software programmers to design our proprietary technologies. Although we make every effort to prevent the incorporation of licenses that would require us to disclose code and/or innovations in our products, we do not exercise complete control over the development efforts of our developers, and we cannot be certain that our developers have not used designs or software that is subject to such licenses or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to licenses that require us to publicly release the affected portions of our semiconductor design and source code, re-engineer a portion of our technologies, or otherwise be limited in the licensing of our technologies, we may be forced to do so, each of which could materially harm our business, operating results, and financial condition.

We derive a significant amount of our revenues each year from a limited number of significant customers.

We derive a significant amount of our revenues each year from a small number of customers. Our business and results of operations are largely dependent upon the success or our significant customers. The loss of any large customer, a decline in the volume of sales to these customers or the deterioration of their financial condition could adversely affect our business, results of operations and financial conditions.

One of our largest customers is CISCO Systems International (“Cisco”).  We operate under the terms of a Master Purchase Agreement, dated August 14, 2014.  Such agreement defines, among other things:

•	the communication process that we shall respect vis a vis forecasting / pricing update, such as determination of price reflecting component prices in effect on the date of shipment to Cisco’s authorized contract manufactures (“EMS Provider”), representations and warranties that the product price are, and shall be, no higher than the lowest prices offered by the Company to any customer purchasing the same or lesser total sales or unit volume on an annual basis;
•	buffer stock, timing and volume constitution rules, including but not limited to, obligations to make commercially reasonable efforts to conduct capacity and materials planning and management sufficient to meet EMS Provider’s forecast at the period of time agreed between WISeKey and EMS Providers,
•	list of contract manufacturers to whom we are allowed to take purchase orders and to make deliveries;
•	rules of fair treatment in case capacity shortage, that is, an obligation to provide Cisco, EMS Providers and any third party designated by Cisco an allocation of products during its shortage that is no less favorable than that provided to any other customer;
•	warranties, including but not limited to, three years warranty period, delivered product having no less than eight remaining weeks of shelf-life, replacement of defected products within two business days in general;
•	Epidemic failure rules/treatment. Epidemic failure shall be recognized when a single failure mode in excess of 1% of the product or a multiple failure more in excess of 3% of the product, during any rolling 3-full calendar month period, occurs. If an Epidemic failure happens during the five-year period after the delivery of a product, the Company shall, including but not limited to, notify to Cisco, provide a preliminary plan for problem diagnosis within one business day of the notification, and compensate Cisco for all reasonable costs incurred by Cisco, provide Cisco, EMS Providers and any third party designated by Cisco, subject to the liability exclusions and limitations set forth in the agreement.

Any decline in demand for our IoT products from our clients could have a material adverse effect on the Company’s business, results of operations and financial condition.

Our IoT segment is at risk of our clients delaying or withdrawing purchase orders for items where we already committed to the production of these pieces. In these situations, and when sufficient notice is given, we are usually able to adjust our semiconductors production schedules such that the production can be transferred to alternative clients thereby limiting our exposure. However, there can be a short-term impact upon the levels of stock that we hold at any given point in time. As our products have a lengthy development cycle, often being in the region of 18 to 24 months from design-win to delivering the first batch of finished goods, we are not susceptible to losing clients without a lengthy notice period, so there is a very limited risk that we find ourselves holding material amounts of stocks of finished goods that will not be eventually delivered to our clients. The greatest risk is that a client might reduce their production allocations with the Company and, in this instance, we would be required to adapt our purchase requirements accordingly. Most of our raw materials (in particular our wafers) can be redirected to alternative products and so the risk is limited to finished goods. In the event that a client was to significantly reduce demand with a limited lead-time and not place new orders for that product at a later stage, this could lead to some finished goods becoming obsolete, but this risk is considered remote by management. The main risk arising from a decline in demand for our products from one of our top ten clients is that we would need to find new sources of revenue to replace the departing clients.

We depend on our ability to attract new customers and to maintain and grow existing customers, and failure to do so may harm our future revenues and operating results.

Our success depends in large part on our ability to attract new customers (“hunting”) and to expand within existing customers (“farming”). The number of new customers and the growth at existing customers in a given period impacts both our short-term and long-term revenues. If WISeKey is unable to successfully attract a sufficient number of new customers, we may be unable to generate revenue growth.

A large amount of investment in sales and marketing and support personnel is required to attract new customers. If we are unable to convince these potential new customers of a need for our products or if we are unable to persuade them of our products' efficacy, we may be unable to achieve growth and there may be a meaningful negative impact on future revenues and operating results.

The use of cryptography is subject to a variety of laws around the world. Unfavorable developments in legislation and regulation may adversely affect our business, operating results, and financial condition.

The use of cryptography is subject to a variety of laws around the world. Government regulation of the internet is evolving and any changes in government regulations relating to the internet or other areas of our business or other unfavorable developments may adversely affect our business, operating results, and financial condition.

For example, the U.S. agency NIST is in the process of selecting post-quantum cryptographic algorithms for all governmental use of cryptography. We depend on their final selection to make our products successful and, should we fail to be able to implement the finally selected algorithm, our ability to serve the U.S. market and by extension the rest of the world may be severely impacted.

Our IoT supply chain depends on third-party suppliers. Failure of one of our suppliers to handle increased demand could impact our ability to take advantage of upside business opportunities.

We outsource several critical functions in our supply chain to third-party suppliers such as the manufacture of our semiconductors. They all have a number of risks that are present in their businesses that could limit their ability to meet increased demands if we see increased orders from our customers. If our suppliers cannot satisfy our demand, we may not be able to meet our customer demands. Also, if our suppliers add higher costs to cover their increased volume, we may see drops in our gross profit margins. Many of these costs are not fixed, even though there may be contracts in place, and may be increased at the discretion of the third-party vendor.

Our agreement with one of our third-party suppliers, Presto Engineering Inc., defines, among other things,

•	the list of operational obligations that they shall execute for us. Presto’s services include New Production Introduction (“NPI”), such as planning of validation and qualification activities, engineering evaluation of the product and preliminary test solution, and product release to industrial maturity, and Supply Chain Management (“SCM”);.

•	the On-Time Delivery objectives and rules. Presto is required to provide its SCM service based on agreed targets for On Time Delivery (“OTD”). OTD is defined numerically and it constitute result obligations under French laws, which govern the agreement;

•	Their obligations vis a vis our quality process and our security process , including their obligations to be audited on a yearly basis.

Although common in our industry, we do not have agreements with any other of our major third-party suppliers. Rather, the Company provides such suppliers with purchase orders on a quarterly basis which triggers the launch of manufacturing of the Company’s products. The Company has weekly discussions and provides the suppliers with 12 month rolling forecasts to allow them to anticipate equipment allocations and raw material supplies. However, since we do not have written agreements with these suppliers, we are subject to the risk that any of these suppliers could terminate their relationship with us, leaving us without critical products, software or other services needed to operate our business.

Our IC products mainly depend on supplies from third-party foundries, and any failure to obtain sufficient foundry capacity from such foundries would significantly delay the shipment of our products.

Our IoT segment is a fabless IC design business and, as such, we do not own any IC fabrication facilities. We currently work with two leading foundries as our main IC fabrication partners and place purchase orders according to our business needs. It is important for us to have a reliable relationship with third-party foundries as well as other future foundry service providers to ensure adequate product supply to respond to customer demand.

We cannot guarantee that our foundry service providers will be able to meet our manufacturing requirements. The ability of our foundry service providers to provide us with foundry services is limited by available capacity. If any of our foundry service providers fails to succeed in their capacity promise, it will not be able to deliver to us ICs as per the Purchase Orders that we have placed to them, which will significantly affect our shipment of our products and solutions. This could in turn result in lost sales and have a material adverse effect on our relationships with our customers and on our business and financial condition. In addition, we do not have a guaranteed level of production capacity from our foundry service providers. We do not have long-term contracts with them, and we source our supplies on a purchase order basis. As a result, we depend on our foundry service providers to allocate to us a portion of its manufacturing capacity sufficient to meet our needs, produce products of acceptable quality and at acceptable final test yields and deliver those products to us on a timely basis and at acceptable prices. If any of our foundry service providers raises its prices or is unable to meet our required capacity for any reason, such as shortages or delays in the shipment of semiconductor equipment or raw materials required to manufacture our ICs, or if our business relationships with any of our foundry service providers deteriorate, we may not be able to obtain the required capacity and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all. Moreover, it is possible that other customers of any of our foundry service providers that are larger and/or better financed than we are, or that have long-term contracts with it, may receive preferential treatment in terms of capacity allocation or pricing. In addition, if we do not accurately forecast our capacity needs, any of our foundry service providers may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could materially and adversely affect our business, results of operations or financial condition.

Other risks associated with our dependence on third-party foundries include limited control over delivery schedules and quality assurance, lack of capacity in periods of excess demand, unauthorized use of our intellectual property and limited ability to manage inventory and parts. In particular, although we have entered into confidentiality agreements with our third-party foundries for the protection of our intellectual property, they may not protect our intellectual property with the same degree of care as we use to protect our intellectual property. If we fail to properly manage any of these risks, our business and results of operations may be materially and adversely affected.

Moreover, if any of our foundry service providers suffers any damage to its facilities, suspends manufacturing operations, loses benefits under material agreements, experiences power outages or computer virus attacks, lacks sufficient capacity to manufacture our products, encounters financial difficulties, is unable to secure necessary raw materials from its suppliers or suffers any other disruption or reduction in efficiency, we may encounter supply delays or disruptions.

We rely on a limited number of third parties for IC packaging and testing services.

In relation to our IoT segment, fabrication of ICs requires specialized services to process the silicon wafers into ICs by packaging them and to test their proper functioning. We primarily collaborate with a Outsource Semiconductors Assembly and Testing (OSAT) provider for such services, which may expose us to a number of risks, including difficulties in finding alternate suppliers, capacity shortages or delays, lack of control or oversight in timing, quality or costs, and misuse of our intellectual property. If any such problems arise with our packaging and testing partners, we may experience delays in our production and delivery timeline, inadequate quality control of our products or excessive costs and expenses. As a result, our financial condition, results of operations, reputation and business may be adversely affected.

Failure at tape-out or failure to achieve the expected final test yields for our ICs could negatively impact our results of operations.

The tape-out process is a critical milestone in our IoT segment. A tape-out means all the stages in the design and verification process of our ICs have been completed, and the chip design is sent for manufacturing. The tape-out process requires considerable investment in time and resources and close cooperation with the wafer foundry, and repeated failures can significantly increase our costs, lengthen our product development period, and delay our product launch. If the tape-out or testing of a new chip design fails, either as a result of design flaws by our research and development team or problems with production or the testing process by the wafer foundry, we may incur considerable costs and expenses to fix or restart the design process. Such obstacles may decrease our profitability or delay the launch of new products.

Once tape-out is achieved, the IC design is sent for manufacturing, and the final test yield is a measurement of the production success rate. The final test yield is a function of both product design, which is developed by us, and process technology, which typically belongs to a third-party foundry. Low final test yields can result from a product design deficiency or a process technology failure or a combination of both. As such, we may not be able to identify problems causing low final test yields until our product designs go to the manufacturing stage, which may substantially increase our per unit costs and delay the launch of new products.

Changes in regulations or citizen concerns regarding privacy and protection of citizen data, or any failure or appearance of failure to comply with such laws, could diminish the value of our services and cause us to lose customers and revenue.

The regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, transmission, and security of personal information by companies operating over the internet have recently come under increased public scrutiny.

The U.S. government, including the Federal Trade Commission and the Department of Commerce, may continue to review the need for greater regulation over the collection of information concerning consumer behavior on the internet, including regulation aimed at restricting certain targeted advertising practices.

Additionally, the EU may continue to review the need for greater regulation or reform to its existing data protection legal framework, which may result in a greater compliance burden for companies with users in Europe. Various government and consumer agencies also have called for new regulation and changes in industry practices. Our business, including our ability to operate and expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our website, services, features, or our privacy policy. In particular, the success of our business has been, and we expect will continue to be, driven by our ability to responsibly use the personal data that our customers share with us.

Therefore, our business could be harmed by any significant change to applicable laws, regulations, or industry practices regarding the use of our customers’ personal data, for example regarding the manner in which disclosures are made and how the express or implied consent of customers for the use of personal data is obtained. Such changes may require us to modify our services and features, possibly in a material manner, and may limit our ability to develop new services and features that make use of the data that our customers voluntarily share with us. In addition, some of our developers or other partners, such as those that help us measure the effectiveness of advertisements, may receive or store information provided by us or by our customers through mobile or web applications integrated with our services. We provide limited information to such third parties based on the scope of services provided to us. However, if these third parties or developers fail to adopt or adhere to adequate data security practices, or in the event of a breach of their networks, our data or our customers’ data may be improperly accessed, used, or disclosed.

Cybersecurity incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.

We receive, process, store and transmit, often electronically, the data of our customers and others, much of which is confidential. Unauthorized access to our computer systems or stored data could result in the theft, including cyber-theft, or improper disclosure of confidential information, and the deletion or modification of records could cause interruptions in our operations. These cyber-security risks increase when we transmit information from one location to another, including over the Internet or other electronic networks. Despite the security measures we have implemented, our facilities, systems and procedures, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our customers and others. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our customers or others, whether by us or a third party, could subject us to civil and criminal penalties, have a negative impact on our reputation, or expose us to liability to our customers, third parties or government authorities. We are not aware of such breaches or any other material cyber-security risks in our supply chain to date. Any of these developments could have a material adverse effect on our business, results of operations and financial condition.

To mitigate these risks, we comply with one of the highest security standards in our industry: Webtrust, ISO27001 and the "Common Criteria" standard. Compliance with these standards require us to implement, monitor and audit on a yearly basis all the processes where we, or our third-party suppliers, manipulate sensitive data. This includes our supply chain processes and partners which, like us, are audited every year by security experts certified by governmental authorities. In addition, one of our customers, Cisco, also conducts an independent and extensive audit to control our processes and proposes improvements.

Our security processes are piloted by a Global Security Director, under the supervision of a Security Board, which includes the top management of WISeKey. Once a year, the Global Security Director reassesses our cybersecurity risks and proposes to the Security Board a plan of action and budget for the year to come.

The Executive Board Members of WISeKey hold a weekly meeting to discuss all matters including operational matters and risk management, as well as holding regular, wider meetings with the Senior Management of WISeKey. During these meetings, the risks faced by the business and any new matters arising or potential threats identified are discussed. The WISeKey management team also provide updates on their ongoing projects designed to manage these risks, as well as presenting the results of any audits that are being carried out. The full Board are also kept appraised on the results of all audits carried out during the year and are required to decide on strategic decisions such as whether to attain accreditations for the business. The Board and Audit Committee are responsible also for overseeing the annual audit of WISeKey which, while primarily focused on the financials of WISeKey, does also cover certain risks associated with the business.

If our security systems are breached, we may face civil liability, and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract and retain customers.

Techniques used to gain unauthorized access to data and software are constantly evolving, and we may be unable to anticipate or prevent unauthorized access to cryptographic data. Our software services, which are supported by our own systems and those of third parties that we work with, are vulnerable to software bugs, computer viruses, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, or other attacks and similar disruptions from unauthorized use of our and third-party computer systems, any of which could lead to system interruptions, delays, or shutdowns, causing loss of critical data or the unauthorized access to personal data.

Computer malware, viruses, computer hacking, and phishing attacks have become more prevalent in our industry. WISeKey and WISeKey’s systems have been subject to such attacks in the past, albeit they have always been unsuccessful, and further such attempts to compromise our systems’ security may occur in the future. Because of our brand of trust and security, we believe that we are a particularly attractive target for such attacks. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products and technical infrastructure to the satisfaction of our customers may harm our reputation and our ability to retain existing customers and attract new customers. Although we have developed systems and processes that are designed to protect our data and user data, to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, we cannot assure you that such measures will provide absolute security, and we may incur significant costs in protecting against or remediating cyber-attacks.

Additionally, if an actual or perceived breach of security occurs to our systems or a third party’s platform, we may face regulatory or civil liability and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract and retain customers, which in turn would harm our efforts to attract and retain advertisers, content providers, and other business partners. We also would be required to expend significant resources to mitigate the breach of security and to address matters related to any such breach. We also may be required to notify regulators about any actual or perceived personal data breach (including the EU Lead Data Protection Authority) as well as the individuals who are affected by the incident within strict time periods.

Any failure, or perceived failure, by us to maintain the security of data relating to our customers, to comply with our posted privacy policy, laws and regulations, rules of self-regulatory organizations, industry standards, and contractual provisions to which we may be bound, could result in the loss of confidence in us, or result in actions against us by governmental entities or others, all of which could result in litigation and financial losses, and could potentially cause us to lose customers, advertisers, and revenues. In Europe, European Data Protection Authorities could impose fines and penalties of up to 4% of annual global turnover or €20 million, whichever is higher, for a personal data breach.

Our semiconductors and software services are highly technical and may contain undetected software bugs or vulnerabilities, which could manifest in ways that could seriously harm our reputation and our business.

Our semiconductors and software services are highly technical and complex and may contain undetected software bugs, hardware errors, and other vulnerabilities. These bugs and errors can manifest in any number of ways in our products, including through diminished performance, security vulnerabilities, malfunctions, or even permanently disabled products.

Some errors in our products may be discovered only after a product has been used by customers and may in some cases be detected only under certain circumstances or after extended use. Any errors, bugs, or other vulnerabilities discovered in our code or back-end after delivery could damage our reputation, drive away customers, allow third parties to manipulate or exploit vulnerabilities.

We also could face claims for product liability, tort, or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and seriously harm our reputation and our business. In addition, if our liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business could be seriously harmed.

Interruptions, delays or discontinuations in service arising from our own systems or from third parties could impair the delivery of our services and harm our business.

We rely on systems housed in our own facilities and upon third parties, including bandwidth providers and third-party “cloud” data storage services, to enable our customers to receive our content in a dependable, timely, and efficient manner. We have experienced and may in the future experience periodic service interruptions and delays involving our own systems and those of third parties that we work with. Both our own facilities and those of third parties are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They also are subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, technical, and cyber security measures, terrorist acts, natural disasters, human error, the financial insolvency of third parties that we work with, and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our services and to unauthorized access to, or alteration of, the content and data contained on our systems and that these third parties store and deliver on our behalf.

Any disruption in the services provided by these third parties could materially adversely impact our business reputation, customer relations, and operating results. Upon expiration or termination of any of our agreements with third parties, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one third party to another could subject us to operational delays and inefficiencies until the transition is complete.

Our business model consists in promoting trust and security, and it depends on trust in our brand. Negative media coverage could adversely affect our brand and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our customer base.

Maintaining, protecting, and enhancing our brand is critical to expanding our customer base, and will depend largely on our ability to continue to develop and provide top-level security. If we do not successfully maintain our brand, our business could be harmed.

Our brand may be impaired by a number of other factors, including a failure to protect the cryptographic keys, data and software of end customers, any failure to keep pace with technological advances on our platform or with our services, a failure to protect our intellectual property rights, or any alleged violations of law, regulations, or public policy. Further, if our partners fail to maintain high standards in the supply chain, or if we partner with supply chain partners that our customers reject, the strength of our brand could be adversely affected.

We have not historically been required to spend considerable resources to establish and maintain our brand. However, if we are unable to maintain the growth rate in our customer base, we may be required to expend greater resources on advertising, marketing, and other brand-building efforts to preserve and enhance brand awareness, which would adversely affect our operating results and may not be effective.

We depend on our IoT customers’ ability to sell their products, which that may pose challenges for our ability to forecast or optimize our inventory and sales.

Large IoT orders may depend on the ability of our customer to be awarded significant regional or national contracts. The design of many IoT devices comes with the risk that it may not see the demand that was expected in that market, or the high-volume contracts may be awarded to competing suppliers. Our customers may be bidding against several other suppliers to win a government contract and if they lose the bid, we will not see the results that were originally expected during the forecasting of the opportunity size and profitability. As such, the volume predictions that were used in the pricing negotiations and forecasts may not always be achievable by our customers and may adversely affect our operating results.

We may need to discontinue products and services. During the ramp-down of such products and services, we may experience a negative impact on our sales.

All products have a natural lifecycle that includes the inevitable end-of-life process. During the ramping down of a product, product family, or services there are many ways that our business operations can be challenged. Last-time-buys are a typical way for customers to deal with the end-of-life of a product that is still critical to one of their end products. These kinds of orders show an increase in short term sales but result in the abrupt drop off of revenue from that customer, for that product, after the last time buy is delivered. Discontinuing a product or service also comes with the risk that we may lose that customer for good if we do not have a replacement for the product or if they decide to look at alternative suppliers because of the change in supply.

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

WISeKey has invested substantial amounts of financial resources so far on its acquisitions, brand technology and market position. As at December 31, 2022, WISeKey had, on a consolidated level, an accumulated cumulative deficit of USD 265,635,281, compared to USD 238,159,600 as at December 31, 2021 and USD 217,819,809 as at December 31, 2020. In the past, we made significant investments in our operations which have not resulted in corresponding revenue growth and, as a result, increased our losses. WISeKey expects to make significant future investments to support the further development and expansion of our business and these investments may not result in increased revenue or growth on a timely basis or at all.

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

Our founder, Carlos Moreira, holds nearly 30% of the Company's voting rights as at December 31, 2022. Further, all holders of the Class A Shares represent approximately 29% of the Company's voting rights as at December 31, 2022. Our founder, or if the holders of Class A Shares were to act in concert with each other, the holders of the Class A Shares, would be able to exert significant influence over certain matters, including matters that must be resolved by the general meeting of shareholders, such as the election of members to the board of directors or the declaration of dividends or other distributions. To the extent that the interests of these shareholders may differ from the interests of the Company's other shareholders, the Company's other shareholders may be disadvantaged by any actions that these shareholders may seek to pursue.

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

Our securities are traded on more than one market or exchange and this may result in price variations.

Our Class B Shares have been trading on the SIX since March 2016. The ADSs have been listed on NASDAQ since December 2019. Trading in Class B Shares and ADSs, as applicable, on these markets take places in different currencies (U.S. dollars on NASDAQ and Swiss francs on the SIX), and at different times (resulting from different time zones, trading days, and public holidays in the United States and Switzerland). The trading prices of our Class B Shares and ADSs on these two markets may differ due to these and other factors. Any decrease in the price of our Class B Shares on the SIX could cause a decrease in the trading price of the ADSs on NASDAQ, and vice versa.

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

Further, the Company may choose to raise additional capital by issuing additional Class B Shares, depending on market conditions or strategic considerations. In particular, under our Articles of Association as at December 31, 2022, the board of directors is authorized to issue up to 25,000,000 new Class B Shares out of authorized capital at any time until June 24, 2024 and thereby increase the Company's share capital without further shareholder approval. After June 24, 2024 (and each subsequent two-year period), the shareholders may re-approve this authorization. Further, our Articles of Association provide for a conditional share capital based on which, as at December 31, 2022, the Company is authorized to issue up to 52,100,000 new Class B Shares, corresponding to CHF 2,605,000 in par value. Since April 29, 2022, the date of reference for the last formal recording in the Articles and the commercial register of the Canton of Zug, Switzerland, an aggregate number of 26,040,010 Class B Shares has been issued out of the Company's conditional share capital as of December 31, 2022. As a result, the available conditional share capital of the Company, as at December 31, 2022, amounted to CHF 1,302,999.50, corresponding to the issuance of 26,059,990 Class B Shares. Among other things, the Company's conditional share capital could be used in connection with the issuance of securities that are convertible into Class B Shares. To the extent that additional capital is raised through the issuance of Class B Shares or other securities that are convertible into Class B Shares, the issuance of such securities could dilute the Company's shareholders' interest in the Company.

On February 8, 2018, the Company entered into a Standby Equity Distribution Agreement, as amended on September 28, 2018 (the "SEDA") with YA II PN, Ltd., a fund managed by Yorkville Advisors Global, LLC (collectively referred to as "Yorkville"). Pursuant to the SEDA, the Company has the right, at any time during a five-year period, to request Yorkville, in one or several steps, to subscribe for Class B Shares up to an aggregate subscription amount of CHF 50,000,000. After several drawdowns made by WISeKey under the SEDA in 2019, 2020 and 2021, in the aggregate amount of CHF 4,356,045, the remaining amount available for drawdown is CHF 45,643,955 as at December 31, 2022. As long as a sufficient number of Class B Shares is provided through share lending, WISeKey has the right to make drawdowns under the SEDA at its discretion by requesting Yorkville to subscribe for (if the Class B Shares are issued out of authorized share capital) or purchase (if the Class B Shares are delivered out of treasury) Class B Shares worth up to CHF 5,000,000 each, subject to certain exceptions and limitations (including the exception that a drawdown request by WISeKey shall in no event cause the aggregate number of Class B Shares held by Yorkville to meet or exceed 4.99% of the total number of shares registered with the commercial register of the Canton of Zug). The subscription price for each subscription request of the Company corresponds to 93% of the lowest daily volume-weighted average share price (the "VWAP") of a Class B Share, as traded and quoted on the SIX, over the five trading days following the drawdown request by WISeKey. If the Company elects to exercise its rights under the SEDA, the issuance of Class B Shares would dilute the Company's shareholders' interest in the Company. As at December 31, 2022, the remaining amount available for drawdown by the Company under the SEDA is CHF 45,643,955 (USD 49,375,851 at closing rate) and, as at December 31, 2022, the estimated maximum number of Class B Shares deliverable under the SEDA is 294,477,130 Class B Shares at CHF 0.155 per Class B Share (calculated based on the closing price of a Class B Share on December 30, 2022 of CHF 0.1672 per Class B Share, discounted by 7%). The actual price, at which the Company may drawdown under the SEDA is subject to change, and, therefore, the number of Class B Shares deliverable to Yorkville may vary.

In connection with a convertible loan agreement WISeKey entered into with Crede CG III, Ltd., Hamilton, Bermuda ("Crede") on September 28, 2018 (which matured on October 30, 2020), the Company granted to Crede, on September 28, 2018, 408,247 warrants (the "Crede Warrants") for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Crede Warrants as at December 31, 2022 is 408,247 Class B Shares. The Crede Warrants were amended on September 18, 2020 to extend the exercise period and may be exercised by Crede at any time on or before October 29, 2023 at an exercise price per Crede Warrant equal to CHF 3.84 per Class B Share. The Class B Shares issued to Crede in connection with the Crede Warrants would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of Crede Warrants will dilute the Company's shareholders' interests in the Company.

In connection with a second convertible loan, the Company granted to Crede on August 7, 2020, 1,675,885 warrants (the "Second Crede Warrants") for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Second Crede Warrants as at December 31, 2022 is 1,675,885 Class B Shares. The Second Crede Warrants may be exercised by Crede at any time on or before September 14, 2023 at an exercise price per warrant equal to CHF 1.375 per Class B Share, as amended. The Class B Shares issued to Crede in connection with the Second Crede Warrants would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the Second Crede Warrants will dilute the Company's shareholders' interests in the Company.

In connection with, an Agreement for the Issuance and Subscription of Convertible Notes WISeKey entered into with GLOBAL TECH OPPORTUNITIES 8, Grand Cayman, Cayman Islands ("GTO") on December 8, 2020, the Company granted GTO warrants to acquire Class B Shares at an exercise price of the higher of (a) 120% of the 5-trading day VWAP of the Class B Shares on the SIX Swiss Stock Exchange over the 5 trading days immediately preceding the relevant subscription request and (b) CHF 1.50 (the “GTO Warrant Exercise Price”). The number of warrants granted at each tranche subscription was calculated as 15% of the principal amount of each subscription divided by the GTO Warrant Exercise Price. Each warrant agreement has a 5-year exercise period starting on the relevant subscription date. As at December 31, 2022, a total of 1,319,161 warrants (the "GTO Warrants") have been issued for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the GTO Warrants as at December 31, 2022 is 1,319,161 Class B Shares. The GTO Warrants may be exercised by GTO at any time until the fifth anniversary of their respective grant at the GTO Warrant Exercise Price. The Class B Shares issued to GTO in connection with the GTO Warrants would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the GTO Warrants will dilute the Company's shareholders' interests in the Company.

On 29 June 2021, WISeKey entered into an Agreement for the Subscription of up to $22M Convertible Notes (the “L1 Facility”) with L1 Capital Global Opportunities Master Fund (“L1”), as amended on September 27, 2021 and March 3, 2022, pursuant to which L1 committed to grant loans, in several tranches and in the form of convertible notes (the “L1 Convertible Notes”), to WISeKey up to a maximum amount of USD 22,000,000, subject to certain conditions, over a period of 24 months. The L1 Convertible Notes bear interest at a rate of 6% per annum (“L1 Interest”). Subject to a cash redemption right of WISeKey, the L1 Convertible Notes are mandatorily convertible into Class B Shares within a period of 24 months from issuance of the respective L1 Convertible Notes (the “L1 Conversion Period”), extendable under certain conditions by a maximum of 6 months (the “L1 Maximum Conversion Period”). Conversion takes place upon request by L1 during the L1 Conversion Period, but in any case no later than at the expiry of the L1 Maximum Conversion Period. The conversion price applied to the principal amount of the L1 Convertible Notes and accrued interest, converted into CHF at the relevant exchange rate will be (a) for the tranches subscribed under the original agreement, the lower of (i) 95% of the lowest volume weighted average price of Class B Shares on the SIX Swiss Exchange during the five trading days preceding the relevant conversion date and (ii) depending on the tranche, a fixed conversion price ranging from CHF 4 to CHF 7.50, and (b) for the tranches subscribed under the amendment dated September 27, 2021 and March 3, 2022, 90% of the lowest volume weighted average price of Class B Shares on the SIX Swiss Exchange during the ten trading days preceding the relevant conversion date. WISeKey made several loan subscriptions in 2021 and 2022 under the L1 Facility and there is no remaining amount available for loans as at December 31, 2022. In 2021, L1 requested to convert L1 Convertible Notes issued in 2021 for a total amount of USD 13,500,000, resulting in the issuance of 11,858,831 Class B Shares to L1. In 2022, L1 requested to convert L1 Convertible Notes issued in 2021 and 2022 for a total amount of USD 7,100,000, resulting in the issuance of 29,225,645 Class B Shares to L1. The conversion of the subscriptions under the L1 Facility into Class B Shares will dilute the Company's shareholders' interest in the Company. L1 requested to convert some but not all L1 Convertible Notes issued in 2021 and 2022. As at December 31, 2022, L1 Convertible Notes in an aggregate amount of USD 1,400,000 remained unconverted and there is no remaining amount available for loans, therefore, as at December 31, 2022, the estimated maximum number of Class B Shares deliverable under the L1 Facility is 9,670,583 Class B Shares at a conversion price of CHF 0.15 per Class B Share for the tranches subscribed under the amendment dated March 3, 2022 (calculated based on the closing price of a Class B Share on the SIX on December 30, 2022 of CHF 0.1672 discounted by 10%). Note that the actual price at which L1 may convert each tranche under the L1 Facility is subject to change, and, therefore, the number of Class B Shares deliverable to L1 may vary.

In connection with the L1 Facility, the Company granted L1 the option to acquire Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WISeKey Class B Share (“WIHN Class B Share”) on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 5.00 (the “L1 Warrant Exercise Price”). The number of warrants granted at each tranche subscription is calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. As at December 31, 2022, a total of 7,990,672 warrants (the “L1 Warrants”) for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the L1 Warrants as at December 31, 2022 is 7,990,672 Class B Shares. The L1 Warrants may be exercised by L1 at any time until the third anniversary of their respective grant at the L1 Warrant Exercise Price.

On 29 June 2021, WISeKey entered into an Agreement for the Subscription of up to $22M Convertible Notes (the “Anson Facility”) with Anson Investments Master Fund LP (“Anson”), as amended on September 27, 2021, pursuant to which Anson committed to grant loans, in several tranches and in the form of convertible notes (the “Anson Convertible Notes”), to WISeKey up to a maximum amount of USD 22,000,000, subject to certain conditions, over a period of 24 months. The Anson Convertible Notes bear interest at a rate of 6% per annum (“Anson Interest”). Subject to a cash redemption right of WISeKey, the Anson Convertible Notes are mandatorily convertible into Class B Shares within a period of 24 months from issuance of the respective Anson Convertible Notes (the “Anson Conversion Period”), extendable under certain conditions by a maximum of 6 months (the “Anson Maximum Conversion Period”). Conversion takes place upon request by Anson during the Anson Conversion Period, but in any case no later than at the expiry of the Anson Maximum Conversion Period. The conversion price applied to the principal amount of the Anson Convertible Notes and accrued interest, converted into CHF at the relevant ex-change rate will be (a)  for the tranches subscribed under the original agreement, the lower of (i) 95% of the lowest volume weighted average price of Class B Shares on the SIX Swiss Exchange during the five trading days preceding the relevant conversion date and (ii), depending on the tranche, a fixed conversion price ranging from CHF 4 to CHF 7.50, and (b) for the tranches subscribed under the amendment dated September 27, 2021, 90% of the lowest volume weighted average price of Class B Shares on the SIX Swiss Exchange during the ten trading days preceding the relevant conversion date. WISeKey made several loan subscriptions in 2021 under the Anson Facility and the remaining amount available for loans as at December 31, 2022 is USD 5,500,000. In 2021, Anson requested to convert Anson Convertible Notes issued in 2021 for a total amount of USD 9,800,000, resulting in the issuance of 8,228,262 Class B Shares to Anson. In 2022, Anson requested to convert Anson Convertible Notes issued in 2021 for a total amount of USD 6,700,000, resulting in the issuance of 14,351,699 Class B Shares to Anson. The conversion of the subscriptions under the Anson Facility into Class B Shares will dilute the Company's shareholders' interest in the Company. As at December 31, 2022, Anson had requested to convert all Anson Convertible Notes issued in 2021, therefore there is no unconverted Anson Convertible Notes. As at December 31, 2022, the remaining amount available for subscription by the Company under the Anson Facility is USD 5,500,000, therefore, as at December 31, 2022, the estimated maximum number of Class B Shares deliverable under the Anson Facility is 37,962,806 Class B Shares at a conversion price of CHF 0.15 per Class B Share for the tranches subscribed under the amendment dated September 27, 2021 (calculated based on the closing price of a Class B Share on the SIX on December 30, 2022 of CHF 0.1672 discounted by 10%). Note that the actual price at which Anson may convert each tranche under the Anson Facility is subject to change, and, therefore, the number of Class B Shares deliverable to Anson may vary.

In connection with the Anson Facility, the Company granted Anson the option to acquire Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WIHN Class B Shares on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 5.00 (the “Anson Warrant Exercise Price”). The number of warrants granted at each tranche subscription is calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. As at December 31, 2022, a total of 2,821,922 warrants (the “Anson Warrants”) for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Anson Warrants as at December 31, 2022 is 2,821,922 Class B Shares. The Anson Warrants may be exercised by Anson at any time until the third anniversary of their respective grant at the Anson Warrant Exercise Price. Should the remaining amount available for subscription by the Company under the Anson Facility of USD 5,500,000 be subscribed for, the estimated maximum number of warrants deliverable under the Anson Facility is 7,602,130 for the acquisition of an equal number of Class B Shares. As a result, assuming the Anson Facility is fully subscribed for, the maximum total number of Class B Shares that are issuable under the Anson Facility as at December 31, 2022 is 10,424,052 Class B Shares (the “Total Anson Warrants”). The Class B Shares issuable to Anson in connection with the Total Anson Warrants would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the Total Anson Warrants will dilute the Company's shareholders' interests in the Company. Note that the actual volume-weighted average price of the trading day immediately preceding the subscription date at each subscription used to calculate the number of warrants granted to Anson is subject to change, and, therefore, the number of Class B Shares deliverable to Anson may vary.

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

Our operating results can also vary significantly due to impairments of intangible assets, including goodwill, and other fixed assets. As at December 31, 2022, the value of our goodwill as recorded on our balance sheet was USD 8,316,892 and the value of acquired technologies and other intangible assets was USD 101,476, net of impairment and amortization. Because the market for our products is characterized by rapidly changing technologies, our future cash flows may not support the value of goodwill and other intangibles recorded in our consolidated financial statements. According to U.S. GAAP, we are required to annually test our recorded goodwill and indefinite-lived intangible assets, if any, and to assess the carrying values of other intangible assets when impairment indicators exist. As a result of such tests, we could be required to book impairment charges in our statement of operations if the carrying value is greater than the fair value. The amount of any potential impairment is not predictable.

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

Our Articles and Swiss law contain provisions that could prevent or delay an acquisition of the Company by means of a tender offer, a proxy contest or otherwise, that is opposed to by our Board. These provisions may also adversely affect prevailing market prices for our Class B Shares and our ADSs. Even in the absence of a takeover attempt, these provisions may adversely affect the market price of our common stock if they are viewed as discouraging takeover attempts. These provisions provide, among other things:

•	an opting-out from the obligation of an acquirer of Shares to make a public offer pursuant to article 135 and 163 of the Swiss Financial Market Infrastructure Act, including its implementing directives, circulars and other regulations (the "FMIA");

•	that the share capital is divided into different classes of shares, of which only Class B Shares are listed on the SIX, whereas Class A Shares are not listed and tradable;

•	that the Board is currently authorized, at any time until June 24, 2024, to issue up to 25,000,000 new Class B Shares and to limit or withdraw the pre-emptive rights of existing shareholders in various circumstances;

•	that any shareholder who is entitled to propose any business or to nominate a person or persons for election as member of the Board at an annual meeting may only do so if advance notice is given to the Company;

•	that a merger or demerger transaction requires the affirmative vote of the holders of at least two-thirds of voting rights and an absolute majority of the par value of the shares, each as represented (in person or by proxy) at the general meeting of shareholders and the possibility of a so-called "cash-out" or "squeeze-out" merger if the acquirer controls 90% of the outstanding shares entitled to vote at a general meeting of shareholders; and

•	that any action required or permitted to be taken by the holders of shares must be taken at a duly called annual or extraordinary general meeting of shareholders of the Company.

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

However, to the extent shareholder resolutions require as the relevant majority standard a majority of the par value of the shares present at the meeting, Class A Shares as a class have less votes than Class B Shares as a class (as the Class B Shares have a par value of CHF 0.05 per Class B Share as compared to CHF 0.01 per Class A Share). The majority of par value standard for approval of resolutions applies (i) to shareholder resolutions on certain specific matters (see Item 10B -Memorandum and Articles of Association - Dual Voting Rights) and (ii) to the extent that Swiss corporate law requires that a shareholder resolution be adopted with a majority of (A) two-thirds of the voting rights attached to, and (B) the absolute majority of the par value of, the shares, each as represented at the relevant meeting (see also Item 10B-Memorandum and Articles of Association - Voting Requirements).

Assuming a total of approximately 140.3 million of our shares are issued (in line with the commercial register of the Canton of Zug as at December 31, 2022), of which approximately 40.0 million are Class A Shares and approximately 100.3 million are Class B Shares, the Class A Shares as a class contribute approximately 7.4% of the aggregate par value of the Company, have 28.5% of the total votes for matters that require approval on the basis of a specified majority of the number of shares present or represented at the shareholders meeting, but 7.4% of the total votes for matters that require approval on the basis of a specified majority of the par value of the shares present at the shareholders meeting. Assuming the same total of approximately 140.3 million of our shares are issued, of which approximately 40.0 million are Class A Shares and approximately 100.3 million are Class B Shares, Class B Shares as a class contribute 92.6% of the aggregate par value of the Company, have 71.5% of the total votes for matters that require approval on the basis of a specified majority of the number of shares present or represented at the shareholders meeting, but 92.6% of the total votes for matters that require approval on the basis of a specified majority of the par value of the shares present at the shareholders meeting.

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

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to our proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our solutions. Additionally, we may from time to time be subject to opposition or similar proceedings with respect to applications for registrations of our intellectual property, including but not limited to our trademarks and patent applications. While we aim to acquire adequate protection of our brand through registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar brands for solutions that also address the cybersecurity, authentication or mobile application markets. Additionally, the process of seeking patent protection can be lengthy and expensive. Any of our pending or future patent or trademark applications, whether challenged or not, may not be issued with the scope of the claims we seek, if at all. We currently own 88 individual patents which preserve our technology.

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

We incorporated a wholly-owned subsidiary, SEALSQ Corp, under the laws of the British Virgin Islands.

SEALSQ Corp is currently a wholly-owned subsidiary of WISeKey, incorporated under the laws of the British Virgin Islands. This incorporation expands the operating business of WISeKey in a new jurisdiction, in which we are therefore subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations. Such movement of businesses to a new subsidiary will require significant time and resources to implement. It may create operational, capital, funding and tax inefficiencies.

WISeKey transferred the ownership to SEALSQ Corp of WISeKey Semiconductors SAS (formerly known as “VaultIC SAS”), a French semiconductor manufacturer and distributor, WISeKey IoT Japan KK, a Japan-based sales subsidiary of WISeKey Semiconductors SAS, and WISeKey Semiconductors, Taiwan Branch, a Taiwan- based sales and support branch of WISeKey Semiconductors SAS, in a share exchange for 7,501,400 of SEALSQ Corp ordinary shares and 1,499,700 of SEALSQ Corp Class F shares. WISeKey and SEALSQ Corp have executed the services agreement or agreements pursuant to which WISeKey will make available to SEALSQ Corp certain resources, including skilled staff, external consultants and advisors with knowledge across multiple domains, and provide services including, but not limited to, sales and marketing, accounting, finance, legal, taxation, business and strategy consulting, public relations, marketing, risk management, information technology and general management. WISeKey will also make available funding to SEALSQ Corp on the basis of an intra-group loan agreement. The development of SEALSQ Corp is intrinsically linked to the commercial activity of WISeKey, more specifically of WISeKey Semiconductors SAS and its subsidiaries. SEALSQ Corp is particularly vulnerable - but not limited to – to all the business and supply risks related to the semiconductor industry, which could materially and adversely affect its financial stability.

SEALSQ Corp filed a Form F-1, a registration statement under the Securities Act of 1933 for the distribution of 1,500,300 ordinary shares to shareholders of WISeKey as a partial spin-off from WISeKey. Such registration statement was declared effective by the SEC on March 29, 2023. The WISeKey shareholders approved the spin-off distribution at an Extraordinary General Meeting on April 27, 2023. The spin-off transaction is expected to be completed on or about May 25, 2023, and remains subject to the applicable approvals and conditions to the transaction being satisfied or waived, including but not limited to, the approval of the listing of SEALSQ’s Ordinary Shares on the Nasdaq Global Market. SEALSQ Corp has applied to list its ordinary shares on the Nasdaq Global Market under the symbol “LAES.” The spin-off distribution is contingent upon the listing of the ordinary shares on the Nasdaq Global Market or another national securities exchange. There can be no assurance that we will be successful in our listing of SEALSQ Corp’s ordinary shares on the Nasdaq Global Market or another national securities exchange. This spin-off distribution of SEALSQ Corp’s ordinary shares by WISeKey is the first public distribution of the ordinary shares, and prior to this distribution, there has been no public market for the ordinary shares. Accordingly, we can provide no assurance as to what the market price of SEALSQ Corp ordinary shares may be or how strong a secondary market for the ordinary shares will develop.

We incorporated a wholly-owned subsidiary, WISeSat.Space AG, under the laws Zug, Switzerland.

WISeSat.Space AG is a wholly-owned subsidiary of WISeKey. The incorporation of WISeSat.Space AG undertakes to simplify our organizational structure for our activities related to space and satellites. Such reorganization could be disruptive to our business, result in significant expense, require regulatory approvals, and fail to result in the intended or expected benefits, any of which could adversely impact our business and results of operations.

WISeKey will have to correctly assess the business-needs in the fields of space and satellites to achieve profitability with WISeSat.Space AG, failing which could materially and adversely affect WISeKey by resulting in the loss of the assets invested in WISeSat.Space AG.

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

The depositary for our ADSs will deem you as having instructed the depositary to vote the Class B Shares underlying your ADSs in accordance with the voting recommendations of the Company's Board of Directors if you do not give timely voting instructions, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for our ADSs, if the depositary does not receive your voting instructions in a timely manner, you will nevertheless be deemed as having instructed the depositary to vote the Class B Shares represented by your ADSs in accordance with the voting recommendations of the Company's Board of Directors, unless:

•	we have instructed the depositary that we do not wish a proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

The effect of this is that, if you fail to give voting instructions to the depositary, you cannot prevent the Class B Shares underlying your ADSs from being voted in accordance with the voting recommendations of the Company's Board of Directors, absent the situations described above, and it may make it more difficult for shareholders to influence our management.

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

We believe we may have been a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes for 2022 and there is risk that we will be a PFIC for 2023 and future taxable years. If we are a PFIC for any taxable year during which a U.S. holder holds ADSs, the U.S. holder may be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. We believe we may have been a PFIC for our taxable year ending December 31, 2022. The determination of whether we are a PFIC is fact-intensive and made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. In particular, the uncertainty as to our PFIC status for 2022 is attributable to various factors, including facts surrounding the sale of our arago shares and post-closing matters as well as uncertainty in valuing our assets, including goodwill, the value of which is determined in part by reference to our market capitalization, which fluctuated significantly in 2022. Because we currently own a substantial amount of cash, and the valuation of our assets may be determined in part by reference to the market price of our common shares from time to time, which may fluctuate considerably, there is a risk that will be a PFIC for our taxable year ending December 31, 2023 and future years. However, our PFIC status for any taxable year can only be determined after the close of the taxable year and will depend upon the composition of our assets and income and the value of our assets, which may be determined by reference to our market value and which may fluctuate significantly over time. Therefore, there can be no assurance with respect to our PFIC status for our current taxable year or any future taxable year.

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

On February 1, 2021, we acquired a controlling interest in arago GmbH and its affiliates, arago Da Vinci GmbH, arago Technology Solutions Private Ltd, and arago US Inc (together “arago” or the “arago Group”) through conversion of a CHF 5 million loan to arago into 51% of arago’s share capital carrying 51% of the voting rights. arago is a leading German technology company that provides Artificial Intelligence (“AI”) to enterprises globally through knowledge automation.

In the first half of 2022, WISeKey decided to sell arago in order to refocus on its core operations. On March 16, 2022, WISeKey entered into a Share Purchase and Transfer Agreement to sell its 51% ownership in the arago Group to OGARA GmbH, with Neutrino Energy Property GmbH & Co. acting as “Buyer Guarantor”. The sale was completed on June 24, 2022, when the shares owned by WISeKey in arago were transferred to OGARA GmbH as WISeKey issued a waiver to accept a delayed payment of the consideration.

On April 1, 2022, SEALSQ Corp (formerly known as SEAL (BVI) Corp.) was incorporated under the laws of the British Virgin Islands. SEALSQ Corp (“SEALSQ”) is currently a wholly owned subsidiary of WISeKey. SEALSQ Corp was incorporated by WISeKey to serve as the holding company of 2 subsidiaries and 1 branch (which currently represent WISeKey’s global semiconductor business). Pursuant to an internal restructuring of WISeKey on January 1, 2023, WISeKey transferred the ownership of WISeKey Semiconductors SAS (formerly known as “VaultIC SAS”), a French semiconductor manufacturer and distributor, WISeKey IoT Japan KK, a Japan-based sales subsidiary of WISeKey Semiconductors SAS, and WISeKey Semiconductors, Taiwan Branch, a Taiwan- based sales and support branch of WISeKey Semiconductors SAS, to SEALSQ in a share exchange.

SEALSQ Corp has filed a registration statement on Form F-1 pursuant to the Securities Act of 1933 with the U.S. Securities and Exchange Commission (“SEC”) to effect a partial spin-off of SEALSQ Corp currently a wholly-owned subsidiary that acts as the holding company for our semiconductor business. Such registration statement was declared effective by the SEC on March 29, 2023. The WISeKey shareholders approved the spin-off distribution at an Extraordinary General Meeting on April 27, 2023. SEALSQ has applied to have its Ordinary Shares listed on the Nasdaq Global Market under the ticker symbol “LAES”.

WISeKey proposes to distribute 20% of SEALSQ’s outstanding Ordinary Shares, to holders of WISeKey Class B Shares, including holders of WISeKey ADSs, and to holders of WISeKey Class A Shares, in each case as a partial spin-off distribution as a dividend in kind to such holders. WISeKey will initially retain 100% ownership of SEALSQ’s Class F Shares. SEALSQ will remain a subsidiary controlled and consolidated by WISeKey after the completion of the spin-off distribution. The transaction is expected to be completed on or about May 25, 2023, and remains subject to the applicable approvals and conditions to the transaction being satisfied or waived, including but not limited to, the approval of the listing of SEALSQ’s Ordinary Shares on the Nasdaq Global Market. There can be no assurance that the transaction will occur, or if one does, its terms or timing.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

B.	Business Overview

Overview

Our mission is to bring digital trust to the physical world. We design, develop and market secure semiconductors worldwide as a fabless manufacturer. We provide added security and authentication layers on our semiconductors which can be tailored to our customers’ needs.

We are an OEM supplier of cybersecurity to manufacturers of IoT devices, branded appliances and precious objects. Our products bridge the physical and the digital world with a unique symbiosis between tamperproof semiconductors (physical) and managed cryptography (digital).

Current customers use our products to bolt trust on objects and devices ranging from pieces of art, medical consumables, and plastic access tokens to high-end appliances such as personal health monitors, industrial controllers, drones, and satellites. Brands count on our products to fight counterfeit, grey import, and theft. Industry and society count on our products to protect connected devices, which are often placed in unmanned and uncontrolled environments, against manipulation, disruption, spoofing, and data leakage.

Our vision is to go beyond individual devices and objects, and to enable a trusted metaverse. WISeKey Semiconductors uses WISeID as a Universal Communications Identifier (UCID). We aim to build upon the UCID as a fundamental identity that transcends the metaverse and is a universal identity that encompasses physical identities as well. The UCID is based in our strengths as a provider of PKI certificates and well-established cryptography. As a foundational identity, the UCID will enable applications that have identities on and off of the blockchain, such as IoT devices that have identities on a blockchain, and Non Fungible Tokens (NFTs) that link to physical objects. The WISeKey technologies ensure that devices and objects in the metaverse are authentic and cannot be corrupted or duplicated.

The Metaverse will present entirely new ways, for example, to create employment, impart education, deliver healthcare, and plan urban spaces. We believe it will be the next major labor organizing platform and we believe that new organizations, products, and services will handle everything from payment processing to identity verification, hiring, ad delivery, content generation, and security. The Metaverse is based on Web 3.0, also known as the decentralized web, and is an evolution of the Internet that allows users to interact with each other in a more secure and private way. It does this by using third-party blockchain technology to create a peer-to-peer network where users can transact without relying on intermediaries. This makes it ideal for developing virtual worlds, as it provides a platform for users to interact without fear of censorship or data theft.

WISeKey provides Digital Identities for Objects in the Metaverse that includes an identification module that its built into the protocol, while supplementary applications will be developed. Users will have autonomy over their identity meaning that they are in full control of their personal identification information and hence need not to rely on any central entity or third party for identity verification. With a true NFT identity, users can create, sign, and verify claims, while parties who interact with a user will be able to prove their identity.

A trusted Metaverse enriches digital experience with a trusted connection to the physical world. In a trusted Metaverse, professionals and consumers can command physical appliances through virtual dashboards. They can also rely on situational awareness provided by physical sensors to their digital world.

In the early days of digital payments and digital id-cards, WISeKey pioneered with top-notch security using tamperproof hardware tokens and public key cryptography. After our technology found its way in physical and logical access control, firewalls and payment terminals, it is now found in connected devices and branded appliances.

While analysts expect the market of secure hardware to grow to more than 5 billion units in 20241, there are only a handful of suppliers in the world. WISeKey differs from pure semiconductor suppliers by its managed personalization and lifecycle. It is our unique symbiosis between tamperproof semiconductors and managed cryptographic personalization that anchor digital trust in physical objects.

In fact, this is the hard problem in the market to be solved. Having an empty security shell does not offer trust. It is through our key management platform that we help our direct customers and end customers build digital trust to the physical world. Our platform pairs physical semiconductors (and therefore the devices and objects they are bolted on) with their digital equivalent.

We sell into all industries and to companies of varying sizes, both vendors of appliances and end customers. We sold more than 1 billion semiconductors and we have customers that bought more than 100 million of our high-end semiconductors. In the year ended December 31, 2021, our top ten customers represented 83% of our revenue. As of June 30, 2022, we have sold to over 175 customers in over 35 countries since our acquisition by WISeKey in 2016.

1 “Digital Authentication and Embedded Security”, ABI Research, February 2020

An increase in cyber threats targeting critical infrastructure systems is one reason ABI Research forecasts that secure hardware modules, our core market, will be at the center of IoT cybersecurity. ABI Research also forecasts that the global market size of secure hardware modules will grow from $0.8 billion in 2022 to $1.2 billion in 2026 at a CAGR of 10%2.

Our current focus on R&D extends our portfolio along the following technological evolutions:

•	the QUASARS (QUAntum resistant Secure ARchitectureS) project, a radical innovative solution, based upon the new WISeKey Secure RISC V based platform that is paving the way for the Post Quantum Cryptography era, with hybrid solutions compliant to ANSSI (“Agence Nationale de la Sécurité des Systèmes d’Information”, the National Cybersecurity Agency of France) recommendations.

•	silicon techniques to bolt our secure vault to general purpose processors in a certifiable tamperproof way,

•	software techniques to secure and automate the onboarding of a connected device with a platform in a cloud,

•	cryptographic techniques to combine post-quantum attack resistance with our side channel attack resistance in a certifiable way,

•	ledger and blockchain techniques to offer a transparent, immutable, and cryptographically verifiable journal of our lifecycle management,

•	countermeasure techniques to stay ahead of the cyberattack evolutions, and

•	in partnership with FOSSA and WISeKey, the launch of the WISeSat constellation, picosatellites, manufactured by FOSSA, will enable the direct connection of satellites to IoT devices for authentication, completing the connection cycle from space to device through secure telecommunication means. This technology allows for identification in remote, low connectivity areas.

While our current products serve our current markets well, we believe the products resulting from our R&D will create additional opportunities in upgrade markets, in different sectors, and in new applications of our technology in innovating markets.

If our efforts to attract prospective customers and to retain existing customers are not successful, our growth prospects and revenues may be adversely affected. Please refer to “Risk Factors—Risks Related to Our Business” for a discussion of such risks and information that should be considered before making an investment decision with respect to our Ordinary Shares.

For the years ended December 31, 2021, and 2022, our revenue for the IoT segment was $16.9 million, and $23.2 million, respectively, representing year on year growth of 37%.

The Trusted Internet of Things, or IoT, is poised to disrupt the semiconductor industry at industrial and business levels. IoT devices transform almost all products into smart devices, from irrigation systems to luxury products to pharma and clothing. Retail, health, bioscience, consumer-based products, and industrial IoT are all in high demand.

With the growing demand for IoT solutions comes tremendous potential for profit. The McKinsey Global Institute estimates that IoT applications will generate between $5.5 trillion and $12.6 trillion globally in 20303. This growth presents enormous opportunities and challenges for the semiconductor industry.

2 “Hardware Security Modules”, ABI Research, January 2022

3 “The Internet of Things: Catching up to an Accelerating Opportunity”, McKinsey Global Institute, November 2021

Perhaps the biggest challenge facing the semiconductors industry is that IoT chips will change the kinds of semiconductors the industry has to make, demanding new manufacturing processes and techniques from chip manufacturers to produce smaller chips that consume less power.

WISeKey uses a unique method to secure semiconductors designed by the Company through cutting-edge authentication processes combined with post-quantum technology and third-party identity blockchains, which together with on-the-ground measures ensures the authenticity of the original IoT and generates its correspondent digital twin.

WISeKey uses a unique method to secure semiconductors designed by the Company through cutting-edge authentication processes combined with identity blockchain and post-quantum technology, which together with on-the-ground measures ensures the authenticity of the original IoT and generates its correspondent digital twin.

WISeKey uses a patented method to digitally certify the authenticity of a physical object of value. The method includes a storage device, a digital certificate of authenticity (encrypted information reflecting at least one characteristic unique to the physical object, checking, whenever required, the validity of the digital certificate of authenticity by use of a network computer), the network computer cooperating with the storage device and a validating or a certifying authority so as to output sensibly in real time the status of validity of the digital certificate of authenticity, and the ability to modify it, whenever required.

With a rich portfolio of more than 46 patent families, covering over 100 fundamental individual patents, and another 22 patents under review, WISeKey continues to expand its platform use in various domains. SEAL Semiconductors already secures millions of objects (luxury products, expensive wine, autonomous cars, routers, drones, jewelry, collector’s items, high-end watches, art, etc.), these semiconductors include NFT applications backed by Digital Identification technology that secures, authenticates, and proves ownership of digital and tangible assets. We believe that the combination of Digital Identification with NFT will be a game changer in proving ownership of digital tangible assets.

The WISeKey team of experts is working with NIST candidates for the MS600X Common Criteria products: Crystals-Kyber for key exchange mechanism and Crystals-Dilithium for signatures. The partnership is focusing on the practical implementation aspects of algorithms, considering physical side-channel attack and deep learning processes. This work completes the implementation of two algorithms short-listed by the NIST that the team has already studied, paving the way for a complete post-quantum cryptography toolbox.

Post-quantum cryptography (PQC) refers to cryptographic methods that are secure against an attack by a quantum computer. As quantum computers become more powerful, they may be able to break many of the cryptographic methods that are currently used to protect sensitive information, such as Rivest-Shamir-Aelman (RSA) and Elliptic Curve Cryptography (ECC). PQC aims to develop new cryptographic methods that are secure against quantum attacks. One example of a post-quantum technology is lattice-based cryptography. It is a type of public-key cryptography that is based on the hardness of a mathematical problem called the Shortest Vector Problem (SVP) which is thought to be too difficult for a quantum computer to solve. Lattice-based cryptography can be used for tasks such as digital signatures, key exchange, and encryption. Another example is code-based cryptography which is based on the difficulty of decoding certain algebraic structures called error-correcting codes. These codes can be used to create digital signatures, key exchanges, and encryption schemes that are secure against quantum attacks.

This post-quantum cryptography toolbox will help to protect against the security threat posed by quantum computers, allowing hybrid solutions by no later than 2025 as recommended by the French ANSSI. In addition to this, WISeKey plans to upgrade its PKI offer, adding new post-quantum features for the IoT market: Secure authentication, Brand protection, Network communications, future FIDO (“Fast Identity Online”) evolutions and additional generally web- connected smart devices that obtain, analyze, and process the data collected from their surroundings. WISeKey is executing this project under the name “QUASARS” (QUAntum resistant Secure ARchitectureS.)

WISeKey is also working with NIST to define recommended practices for performing trusted network-layer onboarding, which will aid in the implementation and use of trusted onboarding solutions for IoT devices at scale. The WISeKey contribution to the project will be Trust Services for credentials and secure semiconductors to keep credential secure. Specifically, WISeKey will offer INeS Certificate Management Service (CMS) for issuing credentials and VaultIC secure semiconductors to provide tamperproof key storage and cryptographic acceleration.

While quantum computing offers endless perspectives to incredibly increase computing power, hackers will take advantage of this technology to crack cryptography algorithms, corrupt cybersecurity and compromise global economy. Research about quantum computing, namely how to use quantum mechanical phenomena to perform fast computation, was initiated in the early 1980s. The perspectives and unbelievable performances offered by this promising technology are so huge that many countries are sponsoring public/private R&D initiatives.

WISeKey brings its decades of expertise in designing Common Criteria EAL5+ and FIPS 140-2 Level 3 certified hardware-based secure elements (MS600x secure microcontrollers, VaultIC™, etc.) and in developing hacker resistant firmware. The new algorithms to be evaluated will first have to practically run on WISeKey’s existing and new hardware architectures. The Company will also share its expertise in deep learning AI (Artificial Intelligence) techniques to prove the robustness of the implementations.

Our semiconductors are used for securing supply chain management of critical goods by integrating IoT devices communicating with picosatellites launched by WISeKey. WISeKey security semiconductors are being used to protect different types of IoT devices such as satellites and their captured images and communications from agriculture and logistics sensors. This product leverages the extensive reach of the picosatellites and their ability to connect to low energy IoT devices and combines it with the immutability of data and smart contracting feature of the third-party Casper blockchain to offer unique benefits to the supply chain management industry. You can now track the data of your goods in transit such as environmental conditions, geo-location, etc. in a reliable manner, and also make logistic processes more efficient using the smart contracting feature offered by the third-party Casper blockchain.

Our semiconductors, when placed on any object, can securely link the object to NFTs enabling authentication and tracking of the object. This model is much like an embedded ePassport, and confirm the identity of the object on the Blockchain ledger. This digital identity, used throughout the object’s lifetime, allows the object to become a “Trusted Object” of the Internet, and enables proof of its identity and provision of related verifiable data. As such, WISeKey IoT and data analytics help supply chain managers make decisions on their objects and prevent possible accidents or other delay-inducing occurrences that happen on the way.

WISeKey itself does not offer any NFTs or blockchain service, and does not use any third-party blockchain for operating its business. WISeKey’s NFT-related business is to provide its security – related services, Secure Element, to customers in the form of security-enhanced semiconductors. WISeKey does not provide any technology or services in the management of the NFT creation or the distribution of NFTs. The Secure Element service that WISeKey provides enables SEAL’s customers to create and maintain a secure link between an object and its NFT (issued by a WISeKey customer that purchases WISeKey semiconductors) that is stored in a blockchain.

The supply chain is already benefiting from the billions of WISeKey secure chips that are already embedded in high-tech products and goods to protect data, communication, and firmware against cyberattacks. This includes routers, modems, energy-smart meters, drones, and medical devices, to mention a few. By combining the secured IoT devices with the immutability and smart contracting features offered by third-party blockchains such as the Casper blockchain, the logistic processes can be greatly improved and automated as the data on-chain can now be trusted for further processing without third-party intervention.

Combining the power of WISeKey semiconductors with the ability of these secured IoT devices to communicate with the picosatellites that aim to cover every spot on the planet with a maximum latency of 10mins, and the immutability and smart contracting provided by third-party blockchains such as the Casper blockchain, the new product is set to disrupt the supply chain management. The IoT devices are no longer dependent on the cellular networks and the data sent via the satellites are authenticated through WISeID. This is going to make a significant difference to the supply chains of critical goods where environmental conditions and security of the goods being shipped are extremely critical e.g., blood, organs, or vaccines.

IoT applications cannot work without security, sensors and integrated microchips so all IoT devices will require semiconductors connected to secure platforms. The smartphone market, which has driven growth in the semiconductor industry for years, has begun to level off. The IoT market could represent new revenue for semiconductor manufacturers, allowing the semiconductor industry to maintain an average annual growth of 3% to 4% for the foreseeable future.

IoT devices will increase demand for sensors, connectivity, memory, microcontrollers, and integrated circuits, which could put pressure on the existing semiconductor supply chain. Semiconductor manufacturers that choose to meet IoT demands now will be well positioned to take advantage of this developing market.

WISeKey semiconductors are designed for securely storing cryptographic secrets and providing cryptographic functions that use the secrets. The end result is that the secret stays securely stored on the semiconductor while it is being used in cryptographic calculations.

The following steps illustrate the link between our semiconductors and an NFT.

1. First verify the product that the NFT links to. This is an essential step to ensure the resulting NFT retains its provenance, authenticity, and long term value.

2. Next the identity of the secure VaultIC semiconductor is established. This identity is in the form a unique public private key pair that is embedded in the secure VaultIC semiconductor.

3. The resulting product information is combined into a patent pending format that ensures the that the resulting NFT is not corrupted, incomplete, or ambiguous.

4. The NFT blockchain address is then obtained (NFT may need to be created).

5. The Blockchain address is combined with the VaultIC identity and a PKI certificate is created.

6. The certificate is written back to the secure VaultIC semiconductor and the off chain storage.

After these steps, the physical item contains two immutable identities that are cryptographically linked, one from the secure semiconductor and it’s PKI certificate, the other from the Blockchain.

The objective for rigorously following these steps is to minimize the inherent risks associated with NFTs and to provide cryptographic assurance that the physical object and the NFT are both linked and authentic. While these steps minimize the risk associated with authenticity, other risks still remain due to blockchain stability, reliance on third party blockchain technologies, and market forces, among others.

Examples of usage are in the fields of luxury goods, expensive spirits or wine, or in OEM electronic devices which results from an extremely complex and subcontracted remote supply chain, for which the OEM wants to keep an indisputable tracking record of all the steps of their fabrication.

Our technology enables systems and methods for establishing the long-term authenticity of non-fungible tokens (NFTs) minted on a public blockchain by linking the NFT to its associated object (which itself may be physical, digital, tangible or intangible), the minter of the NFT, the nature of the association of the NFT minter to the associated physical object, and the possessor and/or originator of the object. In particular, our technology enables the “embodiment” of this information that constitutes the linkage between the NFT and the associated digital object, physical object, or intangible object (e.g. intellectual property assets, contracts, or other intangible assets), and consequently allows for authentication ofthe NFT and its related object in a variety of scenarios.

NFTs are preserved on a public blockchain via a network of nodes and secured via the blockchain’s consensus mechanism, such as proof of work, proof of stake, or other suitable consensus mechanisms for the NFT itself. However, the NFT may not preserve its ability to authenticate an associated object or its association with that object, particularly over long periods of time. In many instances the NFT at least partially relies on one or more third parties to establish its association with a specific object. For example, often this responsibility is left to third party NFT exchanges, centralized databases, the private key holder, or to other entities. In particular, none of the existing NFTs are minted with composition to ensure their authentication particularly with regard to items with physicality, or items that were not directly derived from the private key holder.

While there may be a high confidence in the ability of a blockchain to preserve and store the public key and digital signature information of the NFT itself, along with any subsequent NFT transaction data over long and very long periods of time – a blockchain cannot preserve information which the NFT does not itself include. So, for example, in many instances the blockchain will not preserve the linkage between the its digital signature and the actual identity of the NFT minter, the association of the NFT and/or NFT minter with the object, the possessor of the object, or the originator of the object.

This absence of embedded linkage is particularly a concern with regard objects that possess significant pre-blockchain history since in many instances, the pre-blockchain history is not maintained on the blockchain. This history is important to assist in independently verifying the authenticity of the NFT. For physical objects the unique features that identify the specific object are not necessarily independently linked to the NFT, and the NFT fails to provide or safekeep information or documentation as to appraisal value, origin, intellectual property rights or limitations on rights of use. For digital objects, the source construction resources and files are not linked and there are no certifications of authenticity or origin. Further, for digital NFTs, the ownership of the NFT or indication that the NFT was rightfully minted is not assured at the time of creation. As such, typical NFTs fail to possess sufficient composition in order to ensure that the minted NFT is authenticatable and persistent across time.

In particular, none of the existing NFTs are minted with composition to ensure their authentication particularly with regard to items with physicality, or items that were not directly derived from the private key holder. Our technology enables the “embodiment” of applicable information and sourcing linkages between the NFT and the associated object. Such embodiments ensure long term authentication of NFTs that are associated with physical or intangible objects, sometimes referred to as a “Digital Twin”.

Market Opportunities

The addressable market for IoT cybersecurity is massive: more than 12 billion IoT devices were connected in 2021 and this number is expected to grow to 27 billion units in 2025 with CAGR of 22%4. McKinsey predicts an annual $12.6 trillion in economic value by 2026.5

As it stands, many of the currently deployed IoT devices lack any serious form of security: the devices contain weaknesses that can easily be exploited, and the vast majority of data transmission is left unprotected. Regulatory and legislative pressure in combination with the rising danger of ransomware and other types of attacks, however, will force IoT customers to adopt solid cybersecurity practices and techniques.

Vendors of digital devices and organizations deploying IoT are now realizing that the IoT devices need the same level of protection as banks and governmental card issuers. They are realizing that many of their devices are placed in uncontrolled locations such as a private home, a parking lot, a car on the street, a remote field, a container on a ship, and even a human body. And yet, the users of their devices heavily depend on the reliability in terms of command & control and rely on the accuracy and privacy of their data.

McKinsey6 listed a number of ‘head wind’ factors for IoT adoption rates. To cite some of their observations:

•	“Consumers, enterprise customers, and governments are increasingly concerned with IoT cybersecurity because the growing number of connected endpoints offers vulnerable points for hackers to exploit.”

•	“Companies are grappling with how much privacy customers will give up in return for lower prices or special offers in a retail setting. The COVID-19 pandemic has brought this issue into even sharper relief as governments and citizens attempt to balance public health with individual privacy.”

4 “State of IoT – Spring 2022”, IOT Analytics, May 2022

5 “The Internet of Things: Catching up to an accelerating Opportunity”, McKinsey & Company, November 2021

6 “The Internet of Things: Catching up to an accelerating Opportunity”, McKinsey & Company, November 2021

•	“Cybersecurity is a cross-cutting headwind to at-scale IoT deployments, so it should be unsurprising that this concern is particularly pronounced in the healthcare space. Not only is the security of the IoT device itself paramount but also that of the underlying data and analytics.”

Markets and Markets forecasts the global IoT cybersecurity market size to grow from $14.9 billion in 2021 to $40.3 billion by 2026, at a CAGR of 22.1% from 2021 to 2026.7

Allied Market Research valued the global IoT security market size at $ 8.4 billion in 2018 and projected the size to reach $74 billion by 2026, growing at a CAGR of 31.20% from 2019 to 2026.8

The IoT market has so far been self-regulated, and some industries are implementing sector-specific regulations. Governments, however, are increasingly aware of the cybersecurity risks of IoT that can leave citizens vulnerable to security and privacy risks. Lawmakers enact legislation to:

•	Make connected devices more resilient to cyber threats and attacks (IoT Cybersecurity); and

•	Protect the privacy of personal information (IoT Privacy).

Aspects of an IoT deployment may then be subject to many different forms of oversight.

As governments are adopting new legislation imposing security implementation requirements on IoT deployments, IoT devices and IoT deployments may no longer be able to comply with new and future legislation and regulations without implementing new levels of cybersecurity features.

Gartner expects that through 2026, less than 30% of U.S. critical infrastructure owners and operators will meet newly mandated government security requirements for cyber-physical systems.21 Gartner further expects that the percentage of nation states passing legislation to regulate ransomware payments, fines and negotiations will rise to 30% by the end of 2025, compared to less than 1% in 2021.9

Gartner also forecasts that, by 2025, 70% of CEOs will mandate a culture of organizational resilience to survive coincident threats from cybercrime, severe weather events, civil unrest and political instabilities.10

IoT Cybersecurity

Regarding critical infrastructure protection, regulators and legislators are increasingly concerned about security of IoT actuators in crowded places, power grids, telecom systems, public transport, traffic control, water distribution, and energy transport.

The EU Cybersecurity Act that came in effect in 2019, addresses these concerns and applies in all EU member states and the UK. It mandates the EU Agency for Network & Information Security (“ENISA”) to define an EU-wide cybersecurity certification framework. The UK is currently moving forward and is shifting the responsibility to secure IoT devices away from consumers and demand strong cybersecurity be built-in by design.

7 “IoT Security Market by Type (Network Security, Endpoint Security, Application Security and Cloud Security), Component (Solutions & Services), Application Area, Deployment Mode (On-premises & Cloud), Organization Size, and Region – Global Forecast to 2026”, Markets And Markets, October 2021

8 “IoT Security Market by Component Solution (Solution and Services), Deployment Model (On-Premise and Cloud), Organization Size (Large Enterprises and Small & Medium Enterprises), Product Type (Device Authentication & Management, Identity Access & Management, Intrusion Detection System & Intrusion Prevention System, Data Encryption & Tokenization and Others), Security Type (Network Security, Endpoint Security, Application Security, Cloud Security, and Others), and Industry Vertical (Manufacturing, Retail & E-Commerce, Government & Defense, Transportation & Logistics, Energy & Utilities, Healthcare & Others); Global Opportunity Analysis and Industry Forecast, 2019-2026, Allied Market Research, January 2020

9 Opening Keynote, “Gartner Security & Risk Management Summit” in Sydney, Australia, Gartner, June 2022

10 Opening Keynote, “Gartner Security & Risk Management Summit” in Sydney, Australia, Gartner, June 2022

The EU further enacted the Directive on security of network and information systems (“NIS”). It aims to reach a high level of cybersecurity for Critical National Infrastructure and essential services, and establishes a range of IoT cybersecurity requirements for operators of essential services and their digital service providers.

The U.S. currently lacks a federal IoT cybersecurity regulatory framework. The IoT Cybersecurity Improvement Act passed in 2020, however, sets minimum security standards for IoT devices procured by the federal government. While the bill avoids to directly regulate the private sector, it aims to leverage federal government procurement influence to encourage increased cybersecurity and put in place basic security measures for IoT devices. The bill further gives the National Institute of Standards & Technology (NIST), the authority to oversee IoT cybersecurity risks for equipment bought by the federal government, and to issue guidelines dealing with IoT cybersecurity. IoT devices procured by the federal government must comply with these recommendations.

At the state level, California and Oregon have gone further and passed new IoT security laws (resp. SB 327 and HB-2395) that became effective in 2020. These laws require that IoT devices sold in California and Oregon be fitted with reasonable security features to protect both the IoT device and the data it contains. They further place liability and burden of proof on the IoT vendors as soon as the device is connected to the Internet in those states.

The New York State enacted the Stop Hacks and Improve Electronic Data Security Act (“SHIELD”) in 2020. The bill requires the implementation of a cybersecurity program and protective measures for New York State residents and apply to IoT manufacturers.

ABI Research expects Critical Infrastructure cybersecurity spending to increase from $106 billion in 2021 to $146 billion in 2025 at a CAGR of 8.3%.11

IoT Privacy

Regarding privacy, regulators and legislators are increasingly concerned that individuals may not be able to provide consent for IoT sensors which are permanently collecting behavioral data, to locate the source of inaccurate data, and to be comfortable that uploaded privacy-sensitive data do not leak out.

The EU General Data Protection Regulation (“GDPR”) in effect since 2018 establishes a harmonized framework within the EU and the UK, including the right to be forgotten, the need for clear and affirmative consent, and severe penalties for failure to comply with these rules. The GDPR law equally applies to IoT devices, IoT platforms and IoT deployments.

The U.S. currently lacks a comprehensive federal law regulating the collection and use of personal information beyond the U.S. Privacy Act of 1974 and the Children’s Online Privacy Protection Act. Several states, however, have recently passed new legislation to take digital privacy into account.

The California Consumer Privacy Act (“CCPA”) in effect since 2020 enhances privacy rights and consumer protection for residents of California. The California Privacy Rights Act (“CPRA”) supplements the CCPA and takes effect on 1 January 2023. It creates a new category of personal information named sensitive personal information. Biometric data, including facial recognition and other data that may yield details about race, ethnicity, sexual orientation, religious beliefs, and geolocation, are included in this new group and must be adhered to by IoT devices, IoT platforms and IoT deployments.

Gartner expects that by the end of 2023, modern privacy laws will cover the personal information of 75% of the world’s population.12

11 “Critical Infrastructure Security”, ABI Research, February 2021

12 “Gartner Identifies Top Five Trends In Privacy Through 2024”, Gartner, May 2022

Sustainability

IoT will continue to transform the sustainable energy markets, such as wind, solar, biothermal, and nuclear power generation industries. IoT analytics will provide wind energy suppliers with real-time data on their power plants and storage assets, as well as their customers’ consumption, to ensure continuous energy generation and distribution. IoT solutions can also enable the adjustment of business operations for dramatically increased revenue.

There is an expectation to see a shift in demand for sensors, actuators, and gateways, because all of these devices are needed to predict failures and assure the overall efficiency of equipment, specifically for sustainable power generation. This trend is the most accurate for green technology companies that will continue to reduce operational expenses, reserve funds for innovations, and deliver more affordable green energy.

While IoT adoption from Utility Service Providers (USPs) will be driven by regional stimulus packages, markets will continue to be cautious with their capital spending on new technology solutions. USPs (energy and water) will remain one of the largest adopters of massive IoT solutions, as they continue to implement their grid digitalization programs that started more than a decade ago. A utility’s primary objective in implementing IoT will be to add resilience to their operational processes and support growing demands to shift from the use of fossil fuels and move toward renewable resources.

Also, Oil & Gas operators realize they need to transform and embrace climate neutral energy sources. These operators will increase investments in digital transformation to address commercial, operational, and existential threats, as well as align business models with changing climate action regulation. ABI Research expects that, in 2030, they will spend $15.6 billion on digital tools to address industry challenges and align operations with changing business models.13

With digital tools, oil and gas companies can analyze the condition of transmission and distribution pipes, prepare for changes in oil and gas prices, plan sustainability strategies and ensure an increasing amount of renewables capacity is integrated into grids and provided to consumers. Data analytics allied with IoT platforms have become essential to identifying issues ahead of time such as pipeline degradation, wellhead performance, and pollution from gas flares.

The effect of the cyber-attack on the Colonial Pipeline made operators aware that even spending unlimited amounts to secure networks and assets will not provide 100 percent security as attackers only need one error to cause havoc. Increasingly, cyber threats are rapidly becoming a concern for both the C-suite and governments, and IoT cybersecurity has become a top priority for them.

ABI Research expects that spending on IoT security within the sector will increase by 8.1% between 2022 and 2030 to reach $5.6 billion per annum.14

Metaverse

Gartner expects that by 2026, 25% of people will spend at least one hour a day in the Metaverse for work, shopping, education, and entertainment.15 Gartner defines the Metaverse as a collective virtual open space, created by the convergence of virtually enhanced physical and digital reality. Beyond entertainment, gaming and social media, a Metaverse provides enhanced immersive experiences for professional activities including:

•	Training with a more immersive learning experience in medical, industrial and sports.

•	Virtual events with a more immersive social experience.

•	Retail can extend its reach to an immersive shopping experience that allows for more complex products.

13 “Digital Transformation in the Oil and Gas Market”, ABI Research, December 2021

14 “Digital Transformation in the Oil and Gas Market”, ABI Research, December 2021

15 “Predicts 2022: 4 Technology Bets for Building the Digital Future”, Gartner, December 2021

•	Enterprises can achieve better engagement, collaboration and connection with their employees through virtually augmented workspaces.

The current siloed VR (Virtual Reality) or AR (Augmented Reality) environments of a single provider will eventually integrate into a single Metaverse adopting open standards. Activities in a unified Metaverse include:

•	Obtaining outfits, equipment and accessories for online avatars.

•	Purchasing digital land and constructing virtual buildings.

•	Participating in virtual events and training classes.

•	Trading collectibles, rare assets and unique pieces of digital art.

•	Interacting with others for employee onboarding, customer service, and sales.

Studies by, amongst others, Gartner16 and ITU17 revealed that consumers and professionals raise the following concerns before adopting the Metaverse:

•	How to preserve the privacy of personal data

•	How to know whether data for decisions can be relied on

•	How to get confidence in payment methods

•	How to know for sure who you are interacting with

•	How to deal with the abundance of endpoints: each device in the office or in someone’s home that connects to the internet opens up a new door through which cyberattacks can enter. Since the Metaverse will require multiple devices and sensors, people are becoming even more vulnerable to data breaches.

While the opportunities offered by the Metaverse are huge, these key concerns need to be solved first in order to create a “trusted” Metaverse. A trusted Metaverse enriches digital experiences with trusted bridges to the physical world.

Our solution

WISeKey has become much more than a cybersecurity technology company.

We are in the physical/cyber trust business. Every day, citizens, consumers and professionals rely on the trust we bring to the IoT devices around them. Our brand reflects digital comfort and a culture of trust, security, and protection.

For that, we offer to our customers:

i)	“Secure Elements” implementing a mix of analog and digital countermeasures which are the DNA of our engineering teams, constantly monitoring and anticipating the new generation of attacks that the cyber hackers may develop.

ii)	A provisioning and personalization platform, which manages the creation of digital keys and certificates and their injection into our secure elements.

16 “What Is a Metaverse”, Gartner, January 2022

17 “AI: The driving force behind the metaverse”, ITU News, June 2022

iii)	A Root Certificate Authority, which guarantees the unicity and the authenticity of the digital identities which we are generating for our customers.

Our products and infrastructures are certified with the highest grading of the industry by third party certification labs.

We design, develop and market secure semiconductors worldwide as a fabless manufacturer, meaning we do not manufacture the semiconductors, but instead collaborate with production partners for all phases of the manufacturing process of our semiconductors/ICs, including wafer fabrication and packaging and testing. We provide added security and authentication layers on our semiconductors which can be tailored to customers’ needs.

Our production partners are responsible for the procurement of all of the raw materials used in manufacturing our products and we understand that the such raw materials are multi-sourced.

Benefits for Customers

Security is in our DNA, and we help our direct customers and end customers to understand the security risks, security implications and security solutions. Our platform takes away the burden of managing sophisticated cryptography and a suite of secret, private and public keys. And we help them through the lifecycle of the security elements.

Our customers realize that their products have a clear differentiator to their end customers when WISeKey security is inside. WISeKey provides them with an effective anchor from which trust can be established, and from which new supporting platforms and services such as device life cycle management can be supported.

Vendors typically find it hard to manage security and may have little in-house knowledge about cryptographic strength, key generation, key injection, key pairing, key rotation, key hierarchies, and key lifecycle. We fundamentally offer our customers a one-stop shop for trusted personalization of their devices.

Superior end customer experience drives customer loyalty.

Not only security, but also customer care is in our DNA. We are proud of the customer loyalty we have achieved over the past 20 years. Our customers and their end customers also appreciate that our product roadmap takes their input into account, as well as market trends and security trends. Moreover, involving partners in our roadmap, such as FOSSA and Parrot, help our mutual customers to tune their devices and deployments to tackle the cybersecurity challenges. Customers and end customers further appreciate that we understand and respond to specific regulations they may be subject to.

We have been able to clearly demonstrate our customer dedication in 2021. Since 2020, global semiconductor supply was under stress as a by-product of the COVID-19 pandemic. When economies started to rebound in 2021, the combination of supply chain logistics issues and shortages in raw material kept global semiconductor supply under stress. Dedicated to fulfilling customer demand, we were able to secure large allocations in our supply chain. In fact, WISeKey gained new customers thanks to the constrained delivery these customers faced by their former semiconductor suppliers. Customers openly praised WISeKey’s dedication and loyalty to its customers.

Benefits for IoT owners and operators

While our customers are typically product manufacturers, the end customers are factories, consumers, governmental infrastructures, municipalities, smart transport initiatives, smart agriculture, etc. Due to increased threats and attacks, these IoT owners and operators demand increasing levels of protection. And given that they increasingly install devices in unmanned and uncontrolled environments, they even demand the security to be physically tamperproof.

Further, with emerging policy debate and regulation on the topic of loT security in Europe, Asia, and North America, IoT owners and operators want security solutions that can be easily implemented and deployed. With WISeKey security inside, they know that digital trust is anchored in the hardware of the device.

Increasing public trust

For example, when the U.S. government enacted its Infrastructure Investment and Jobs Act of $1.2 trillion, WISeKey was approached by integrators that worry about security and privacy. These integrators were seeking to participate in funded megaprojects to deploy IoT for power infrastructure, water distribution, airports, road safety, high speed internet and sensors to address climate change and saw that the level of cybersecurity of their IoT vendors was not always what they expected before WISeKey came in the picture.

Our Competitive Strengths

We believe we have several competitive advantages that will enable us to maintain and extend our market position. Our key competitive strengths include:

•	Customer dedication is in our DNA and we deliver to customers ordering hundreds of millions of units, as well as to customers ordering a few thousand custom units.

•	Ongoing product innovation. We constantly innovate on our products to enhance and expand capabilities. Our agentless technology differentiates us in the market and positions us to capitalize on the proliferation of new device types entering the enterprise that cannot be supported by agent-based technologies.

•	Proven Supply Chain Management processes with a track record of timely delivery.

•	Standardized technology and compliance with industry-driven standards, to ease the integration by our direct customers and by end customers.

•	Top-level certifications (Common Criteria EAL5+ and FIPS140-2 Level 3) that address the current and future requirements of IoT deployments in health care and critical infrastructure.

•	The digital certificates are rooted at the OISTE Foundation, a not-for-profit organization based in Geneva, Switzerland, regulated by article 80 et seq. of the Swiss Civil Code and neutral vis-à-vis any dominant vendor, country or other market player.

•	Broad appeal of our products across a diverse end customer base. We serve end customers of all sizes across diverse industries. We are deeply integrated into our customers’ security infrastructure, demonstrating immediate and ongoing value. We have a long-term, loyal base of end customers with many relationships spanning over 10 years.

•	Recognized market leadership. We are invited to speak at Davos and TechAccord. We participate in standardization efforts by Wi-SUN Alliance, a global association to drive interoperability in smart cities and smart grids. WISeKey is also currently working with NIST’s National Cybersecurity Center of Excellence (NCCoE) on a reference design for securely onboarding IoT devices.

•	Global market reach driven by direct and indirect sales strategy. We have recruited top sales talent from leading security organizations and retain the highest quality sales representatives with demonstrated success. We are one of the only vendors in our market solely focused on security and control and, as such, our sales representatives are wholly focused on selling the standalone value of our products.

•	Strong leadership team of security experts. We have a deep bench of talent at the executive level, with years of industry experience at semiconductor manufacturers and cryptography laboratories.

Our Growth Strategies

A large part of our business relies on the one-time-sale of hardware. We also, however, created our own post-market for provisioning, onboarding, and life cycle management, offering an additional and recurring monetization opportunity. Those post-market services also fortify customer stickiness.

We intend to execute on the following growth strategies:

• Grow global customer base. We invested significantly, and plan to continue to invest, in our sales organization to drive new customer adoption and to introduce our products to new markets. We believe these investments will allow us to pursue new large enterprise opportunities as well as opportunities outside of the United States.

• Expand our presence in the market by leveraging our ecosystem of partners. We believe there is a significant opportunity to grow sales through our technology and channel partners, particularly to mid-market enterprises.

• Expand within our existing customers as they grab their market opportunities. Our product revenue is directly tied to the number of devices they sell.

• Expand within our existing customers as we expand to new parts of their network, or as we displace a competitor. We expect to grow as our customers broaden their use of our products in different IoT markets.

• Introduce new products to create additional opportunities in upgrade markets, in different sectors, and in new applications of our technology in innovating markets. For this purpose, SEALSQ is developing a brand-new generation of Secure Elements implementing new technologies in order to optimize its footprint thus its cost, a Flash memory providing more customization flexibility, and a new generation of Crypto Processor capable to run Post-Quantum algorithms selected by the NIST.

C.	Organizational Structure

We are the holding company of the WISeKey Group.

The chart below contains a summary of our organizational structure and sets out our subsidiaries, associated companies and joint ventures as at December 31, 2022. Although not all of our subsidiaries are wholly-owned, all of them are assessed as being under our control.

As at December 31, 2022, our main operating subsidiaries were WISeKey Semiconductors SAS, domiciled in France, and WISeKey SA, domiciled in Switzerland:

Company Name	Country of Incorporation	Percentage Ownership as at December 31, 2022
WISeKey SA	Switzerland	95.75%
WISeKey Semiconductors SAS	France	100%

D.	Property, Plant, and Equipment

Our corporate headquarters are located in Geneva, Switzerland. The principal office for our Swiss and international operations, which is also our registered office, is located in Zug, Switzerland.

As of December 31, 2022, the net book values of tangible fixed assets were as follows:

As at December 31, 2022
Asset category	Net book value (USD millions)
Machinery & equipment	0.4
Office equipment and furniture	0.2
Computer equipment and licenses	0.2
Total tangible fixed assets	0.8

We do not own any facility and our group companies have entered into lease arrangements for the premises in which they operate. The following table sets forth our most significant facilities as at December 31, 2022:

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

Divestiture of arago

On March 14, 2022, the Group signed a Share Purchase and Transfer Agreement (the “SPTA”) to sell its 51% ownership in arago GmbH and its affiliates (together “arago” or the “arago Group”) to OGARA GmbH, with Neutrino Energy Property GmbH & Co. acting as “Buyer Guarantor”, who signed on March 16, 2022. The group subsidiaries making up the arago Group in scope for the sale are arago GmbH, arago Da Vinci GmbH, arago Technology Solutions Private Ltd and arago US Inc. The purchase price set in the SPTA was EUR 25,527,955.30 (USD 26,827,022 at historical closing rate on June 23, 2022). The completion of the sale was conditional on the consideration being transferred to WISeKey and the shares owned by the Group being transferred to OGARA GmbH.

The sale was completed on June 24, 2022, when the shares owned by WISeKey in arago were transferred to OGARA GmbH as WISeKey issued a waiver to accept a delayed payment of the consideration, because of the high cash burn rate of arago.

We assessed the SPTA under ASC 205 and concluded that the operation met the requirement to be classified as held for sale because of the strategic shift represented by the sale of the Group’s AI (Artificial Intelligence) segment and that arago qualifies as discontinued operations from the date of the SPTA, March 16, 2022.

In line with ASC 205-20-45-3A and ASC 205-20-45-10 respectively, we reported the results of the discontinued operations as a separate component of income for the years ending December 31, 2020, December 31, 2021, and December 31, 2022, and we classified their assets and liabilities separately as held for sale in the balance sheet for the year to December 31, 2021.

Per ASC 830-30-40-1, upon the divestiture of arago, WISeKey’s USD 1,245,896 accumulated translation adjustment loss in relation to arago was removed from accumulated comprehensive income/(loss) in the balance sheet and recorded in the income statement as part of the loss on disposal of a business, net of tax on disposal. Additionally, an amount of USD 1,156,401 of currency translation adjustments in relation to arago in WISeKey’s accounts in the year ended December 31, 2022 was recorded directly in the income statement as part of the loss on disposal of a business, net of tax on disposal.

The loss on disposal of a business recorded in the reporting period is USD 15,025,611 shown as a separate line within discontinued operations in the income statement.

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

The IoT segment results are also dependent on the supply chain. Any factor affecting the availability of material or component, and/or the production capacity of our suppliers will impact our ability to deliver on customer orders. For instance, after the start of the COVID-19 pandemic, the semiconductor industry suffered from significant shortages of material which means that some customer orders placed in 2021 could only be delivered in 2022, and some customer orders placed in 2022 will only be delivered in 2023. We are working to a five-year capital expenditure plan and we are in constant discussions with our suppliers to increase production capacity to meet our customer orders, but the supply chain variables can limit the revenue potential in a given year as some order deliveries have to be schedule in future fiscal years.

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

Geographic Information

Our operations are global in scope, and we generate revenue from selling our products and services across various regions. While our operations in Europe have historically contributed the largest portion of our revenues, our efforts to expand in the United States have increased the revenue generated from North America.

Our total revenue by geographic region for the fiscal years ended December 31, 2022, December 31, 2021 and December 31, 2020 is set forth in the following table:

	2022		2021		2020
Net sales by region	USD'000%		USD'000%		USD'000%
Switzerland	1,004	4%	1,002	6%	592	4%
Rest of EMEA	6,260	26%	3,819	22%	4,321	29%
North America	13,677	57%	10,689	61%	8,260	56%
Asia Pacific	2,745	12%	2,062	12%	1,526	10%
Latin America	128	1%	74	0%	80	1%
Total net sales	23,814	100%	17,646	100%	14,779	100%

Financial year ended December 31, 2022 compared with financial year ended December 31, 2021

	12 months ended December 31,	12 months ended December 31,	Year-on-Year Variance
USD'000	2022	2021

Net sales	23,814	17,646	35%
Cost of sales	(13,588)	(9,893)	37%
Depreciation of productions assets	(132)	(301)	-56%
Gross profit	10,094	7,452	35%

Other operating income	2,073	183	1033%
Research & development expenses	(3,862)	(5,618)	-31%
Selling & marketing expenses	(7,275)	(9,111)	-20%
General & administrative expenses	(11,466)	(14,066)	-18%
Total operating expenses	(20,530)	(28,612)	-28%
Operating income / (loss)	(10,436)	(21,160)	-51%

Non-operating income	3,937	2,509	57%
Debt conversion expense	(827)	(325)	154%
Interest and amortization of debt discount	(168)	(1,057)	-84%
Non-operating expenses	(5,551)	(3,426)	62%
Income / (loss) from continuing operations before income tax expense	(13,045)	(23,459)	-44%

Income tax income / (expense)	3,238	(13)	-25008%
Loss from continuing operations, net	(9,807)	(23,472)	-58%
Discontinued operations:
Net sales from discontinued operations	1,805	4,612	-61%
Cost of sales from discontinued operations	(978)	(2,976)	-67%
Total operating and non-operating expenses from disc. operations	(5,274)	(2,364)	123%
Income tax recovery from discontinued operations	25	106	-76%
Loss on disposal of a business, net of tax on disposal	(15,026)	—	n/a
Income / (loss) from discontinued operations	(19,448)	(622)	3027%

Net income / (loss)	(29,255)	(24,094)	21%

Less: Net income / (loss) attributable to noncontrolling interests	(1,780)	(3,754)	-53%
Net income / (loss) attributable to WISeKey International Holding AG	(27,475)	(20,340)	35%

Revenue

Our total revenue for the year ended December 31, 2022, increased by USD 6.2 million or 35% from prior period.

The table below shows the breakdown of our revenue by operating segment for the years ended December 31, 2022 and December 31, 2021.

	12 months ended December 31,	12 months ended December 31,	Year-on-Year
USD'000	2022	2021	Variance
IoT segment revenue from external customers	23,198	16,867	38%
mPKI segment revenue from external customers	616	779	-21%
Total revenue	23,814	17,646	35%

The main growth driver for our increased revenue in comparison to prior year was the strong demand for our IoT solutions. The shortage in semiconductors’ raw material during the COVID-19 pandemic has attracted new customers to WISeKey, particularly those small and medium-sized companies that were not prioritized by competitors due to the relatively smaller size of their orders. The shortage also pushed customers to make long-term commitments so as to secure their supply, which meant that they placed orders for delivery over more than six months which provided WISeKey with a very secure backlog of orders. Based on this, WISeKey was able to take steps to increase its production capacity in 2022, thereby allowing a growth by 38% or USD 6.3 million.

WISeKey has started several projects around its mPKI solutions to refocus its solution offering and support mPKI revenue in future periods.

Gross Profit

Our gross profit increased by USD 2.6 million to USD 10.1 million (gross margin of 42%) in the year ended December 31, 2022 in comparison with a gross profit of USD 7.5 million (gross margin of 42%) in the year ended December 31, 2021. Most of the increase in gross profit is the direct result of the increase in revenue year-on-year.

We note that the shortages in semiconductor components over the last few years has led to an increase in purchasing costs. However, WISeKey’s strong working relationships with its customers has allowed us to build these increases into our prices. We have therefore not suffered any decrease in gross profit margin in relation to the supply chain issues in 2022. As shortages are resolved our gross margin may be affected in future periods.

Other operating income

In 2022, the main components of our other operating income consisted of a one-off credit in relation to the write off of a payable balance of USD 1,899,148, and recharges for the use of our premises by OISTE (see Note 40 of our consolidated financial statement as at December 31, 2022) for USD 65,636. In 2021, our other operating income consisted of recharges for the use of our premises by OISTE for USD 70,626 and the release of a provision against our research tax credit in France for USD 74,000.

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

Our R&D expenses decreased by USD 1.8 million between 2022 and 2021 and includes a non-cash, stock-based compensation expense of USD 0.17 million. Although we have refocused our R&D efforts, it remains a large part of our operating expenses with USD 3.7 million net of a stock-based compensation spent in the year ended December 31, 2022, representing 19% of total operating expenses net of stock-based compensation. Our Group being technology-driven, the level of our R&D expenses reflects our engagement to act as a leader in new cybersecurity developments and future applications.

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

Our S&M expenses of USD 7.3 million for the year ended December 31, 2022 included a non-cash, stock-based compensation expense of USD 0.3 million. With a total of USD 7.0 million net of stock-based compensation, our S&M expenses decreased by USD 1.3 million in comparison with our 2021 S&M expenses of USD 8.3 million net of stock-based compensation. This increase reflects our continued efforts to build a stronger sales force, with an increased presence in the U.S., to support our revenue growth.

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

Our G&A expenses of USD 11.5 million for the year ended December 31, 2022 included a non-cash, stock-based compensation expense of USD 0.3 million. Net of stock-based compensation, our G&A expenses of USD 11.2 million has decreased by USD 0.5 million in comparison with the USD 11.7 million G&A expense net of stock-based compensation for the year ended December 31, 2021.

Our G&A expenses remain and will remain high due to WISeKey’s initiatives to expand our geographical footprint and revenue streams. These initiatives require specific professional expertise and legal advice which contribute to our G&A cost base.

Operating loss

As a result of the factors described in the above sections, our operating loss for the year ended December 31, 2022 decreased by USD 10.7 million compared with 2021.

This clearly shows WISeKey’s ability to generate additional revenue while continuing to streamline its cost base, while also making the strategic investments in R&D and S&M which are required to fuel future growth.

Non-operating income and expenses

The net balance of our non-operating activities in the year ended December 31, 2022 was an expense of USD 2.6 million, which represents a USD 0.3 million increase in non-operating costs compared with 2021 and its USD 2.3 million net expenses from non-operating activities.

Of note, our Company regularly enters into loan and convertible loan agreements to finance its operations. In 2022, our loan-related expenses in the form of debt conversion expenses and interest and amortization of debt discount expense decreased by USD 0.4 million in comparison to 2021. Our interest expense also decreased by USD 0.3 million. However, an accounts receivable write-off of USD 1.3 million in relation to a loan repaid on behalf of arago resulted in the net increase year-on-year of our net non-operating expenses by USD 0.3 million.

Net loss from continuing operations

As a result of the above factors, the net loss from continuing operations decreased by 58%, or USD 13.7 million, from USD 23.5 million in the year ended December 31, 2021 to USD 9.8 million in the year ended December 31, 2022.

This positive trend demonstrates WISeKey’s ability to generate additional revenue while continuing to streamline its cost base, while also making the strategic investments in R&D and S&M which are required to fuel future growth.

Discontinued operations

In 2022, after WISeKey made significant investments to explore the integration of arago AI with WISeKey's Trust and IoT applications, and after a careful consideration, a decision was made to separate WISeKey and arago due to different business approaches and go to market strategies for WISeKey’s and arago’s Automation platform which did not bring the expected synergies. On March 14, 2022, the Group signed the SPTA to sell its 51% ownership in arago, and the sale was completed on June 24, 2022, when the shares owned by WISeKey in arago were transferred to OGARA GmbH as WISeKey issued a waiver to accept a delayed payment of the consideration.

WISeKey made the decision to transfer its shares in arago on June 24, 2022, ahead of receiving the payment of the purchase price, because of the high cash burn rate of arago. As a result of this early transfer, WISeKey limited the loss from discontinued operations, net of the loss on divestiture, to USD 4.4 million. This compares to a loss of USD 0.6 million in 2021 after a one-off non-cash non-operating income of USD 5.6 million in relation to the acquisition of arago, hence a loss of USD 6.2 million net of this one-off non-cash non-operating income.

In 2022, WISeKey bore a total loss from discontinued operations of USD 19.4 million from the divestiture of arago. This loss includes a USD 15.0 million loss on divestiture resulting from the credit losses for the full purchase price amount of EUR 25,527,955.30 (USD 26,827,022) recorded at period end.

Net income / (loss)

In the year ended December 31, 2022, the Company made a net loss of USD 29.3 million. The loss contributed by the discontinued operations of arago accounted for 68% of our total loss with USD 19.4 million, including a USD 15.0 million loss on divestiture in the year ended December 31, 2022.

This compares to a net loss position of USD 24.1 million for the year ended December 31, 2021.

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

The following table provides a reconciliation from operating loss to EBITDA and Adjusted EBITDA for the years ended December 31, 2022 and December 31, 2021.

	12 months ended December 31,
(Million USD)	2022	2021
Operating loss as reported	(10.4)	(21.2)
Non-GAAP adjustments:
Depreciation expense	0.4	0.5
Amortization expense on intangibles	0.1	0.1
EBITDA	(9.9)	(20.6)
Non-GAAP adjustments:
Stock-based compensation	0.7	3.8
M&A-related legal fees	1.7	0.9
Expenses settled in equity	0.4	0.1
M&A-related professional fees	0.2	—
Listing-related professional fees	—	0.1
Adjusted EBITDA	(6.9)	(15.7)

Financial year ended December 31, 2021 compared with financial year ended December 31, 2020

	12 months ended December 31,	12 months ended December 31,	Year-on-Year Variance
USD'000	2021	2020

Net sales	17,646	14,779	19%
Cost of sales	(9,893)	(8,578)	15%
Depreciation of production assets	(301)	(736)	-59%
Gross profit	7,452	5,465	36%

Other operating income	183	43	326%
Research & development expenses	(5,618)	(6,012)	-7%
Selling & marketing expenses	(9,111)	(7,355)	24%
General & administrative expenses	(14,066)	(10,673)	32%
Total operating expenses	(28,612)	(23,997)	19%
Operating income / (loss)	(21,160)	(18,532)	14%

Non-operating income	2,509	1,127	-123%
Debt conversion expense	(325)	—	N/A
Gain / (loss) on derivative liability	—	44	-100%
Interest and amortization of debt discount	(1,057)	(458)	131%
Non-operating expenses	(3,426)	(11,079)	-69%
Income / (loss) from continuing operations before income tax expense	(23,459)	(28,898)	-19%

Income tax (expense)/recovery	(13)	(9)	44%
Income/ (loss) from continuing operations, net	(23,472)	(28,907)	-19%

Discontinued operations:
Net sales from discontinued operations	4,612	—	N/A
Cost of sales from discontinued operations	(2,976)	—	N/A
Total operating and non-operating expenses from discontinued operations	(2,364)	—	N/A
Income tax (expense)/recovery from discontinued operations	106	—	N/A
Gain on disposal of a business, net of tax on disposal	—	—	N/A
Income / (loss) on discontinued operations	(622)	—	N/A

Net income / (loss)	(24,094)	(28,907)	-17%

Less: Net income / (loss) attributable to noncontrolling interests	(3,754)	(248)	1414%
Net income / (loss) attributable to WISeKey International Holding AG	(20,340)	(28,659)	-29%

Revenue

Our total revenue for the year ended December 31, 2021 increased by USD 2.9 million or 19% from prior period.

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

Our mPKI increased by 69% from prior year mainly due to a large customer order of USD 0.5 million which partly offset the decrease in other customer orders.

The table below shows the breakdown of our revenue by operating segment for the years ended December 31, 2021 and December 31, 2020.

	12 months ended December 31,	12 months ended December 31,	Year-on-Year
USD'000	2021	2020	Variance
IoT segment revenue from external customers	16,867	14,317	18%
mPKI segment revenue from external customers	779	462	69%
Total revenue	17,646	14,779	19%

Gross Profit

Our gross profit increased by USD 2.0 million to USD 7.5 million (gross margin of 42%) in the year ended December 31, 2021 in comparison with a gross profit of USD 5.5 million (gross margin of 37%) in the year ended December 31, 2020. Most of the increase in gross profit is the direct result of the increase in revenue year-on-year.

We note that the shortages in semiconductor components over the last two years led to an increase in purchasing costs. However, WISeKey’s strong working relationships with its customers allowed us to build these increases into our prices. We did not therefore suffer any decrease in gross profit margin in relation to the supply chain issues and are not anticipating any significant impact on future gross profit.

Other operating income

In 2021, the main components of our other operating income consisted of recharges for the use of our premises by OISTE (see Note 40 of our consolidated financial statement as at December 31, 2022) for USD 70,626 and the release of a provision against our research tax credit in France for USD 74,000. In 2020, our other operating income consisted of recharges for the use of our premises by OISTE for USD 43,000.

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

Our R&D expenses decreased by USD 0.4 million between 2020 and 2021 and includes a non-cash, stock-based compensation expense of USD 0.5 million. Although we have refocused our R&D efforts, it remains a large part of our operating expenses with USD 5.1 million net of a stock-based compensation spent in the year ended December 31, 2021, representing 20% of total operating expenses net of stock-based compensation. In 2021, part of our R&D expenses was dedicated to the creation and development of our new WISe.ART NFT Platform. Our Group being technology-driven, the level of our R&D expenses reflects our engagement to act as a leader in new cybersecurity developments and future applications.

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

Our S&M expenses of USD 9.1 million for the year ended December 31, 2021 included a non-cash, stock-based compensation expense of USD 0.8 million. With a total of USD 8.3 million net of stock-based compensation, our S&M expenses increased by USD 1.2 million in comparison with our 2020 S&M expenses of USD 7.1 million net of stock-based compensation. This increase reflects our continued efforts to build a stronger sales force, with an increased presence in the U.S., to support our revenue growth.

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

Our G&A expenses of USD 14.1 million for the year ended December 31, 2021 included a non-cash, stock-based compensation expense of USD 2.5 million. Net of stock-based compensation, our G&A expenses of USD 11.6 million has increased by USD 1.1 million in comparison with the USD 10.7 million G&A expense net of stock-based compensation for the year ended December 31, 2020. This increase relates mostly to the additional legal and professional costs borne by WISeKey in relation to the acquisition of arago on February1, 2021. To a lesser extent, the launch of our WISe.ART NFT Platform also generated additional legal and professional costs.

Operating loss

Our operating loss for the year ended December 31, 2021 increased by USD 2.6 million compared with 2020. The two main factors accounting for the increase in losses are the investment to strengthen our sales team, and the additional legal and professional costs in relation to the acquisition of arago and the launch of our WISe.ART NFT Platform.

Non-operating income and expenses

The net balance of our non-operating activities in the year ended December 31, 2021 was an expense of USD 2.3 million, which represents a USD 8.1 million decrease in non-operating costs compared to 2020 and its USD 10.4 million net expenses from non-operating activities.

This change from a net expense position to a net income balance is mainly due to the following factors:

•	A non-recurring non-operating impairment charge of USD 7 million in the year ended December 31, 2020.

•	An increase in our interest and amortization of debt discount by USD 0.6 million from USD 0.5 million in the year ended December 31, 2020 to USD 1.1 million in 2021 in relation to the accounting of the GTO, L1 and Anson Facilities.

•	A debt conversion expense of USD 0.3 million in relation to the accounting of the L1 and Anson Facilities signed in 2022.

•	An interest expense increased by USD 0.2 million in 2021 compared with 2020 because of the new, interest-bearing L1 Facility and Anson Facility.

Our Company regularly enters into loan and convertible loan agreements to finance its operations.

Net loss from continuing operations

As a result of the above factors, the net loss from continuing operations decreased by 19%, or USD 5.4 million, from USD 28.9 million in the year ended December 31, 2020 to USD 23.5 million in the year ended December 31, 2021.

Discontinued operations

On February 1, 2021, WISeKey acquired arago and results of arago have been consolidated in the Group’s financial statements from the acquisition date of February 1, 2021. On March 16, 2022, the SPTA signed by WISeKey to sell its 51% ownership in arago to OGARA GmbH became effective. We assessed the SPTA under ASC 205 and concluded that the operation met the requirement to be classified as held for sale and, as such, that arago qualifies as discontinued operations from the date of the SPTA, March 16, 2022. In line with ASC 205-20-45-3A and ASC 205-20-45-10 respectively, we reported the results of the discontinued operations as a separate component of income for the years ending December 31, 2020 and December 31, 2021, and we classified their assets and liabilities separately as held for sale in the balance sheet for the year to December 31, 2021.

In 2021, WISeKey reported a total loss from discontinued operations of USD 0.6 million after a one-off non-cash non-operating income of USD 5.6 million in relation to the acquisition of arago, hence a loss of USD 6.2 million net of this one-off non-cash non-operating income.

Net income

In the year ended December 31, 2021, the Company made a net loss of USD 24.1 million. This is a decrease of 17%, or USD 4.8 million, from the USD 28.9 million loss for the year ended December 31, 2020. As described above, most of the decrease is attributable to a non-recurring non-operating impairment charge of USD 7 million in the year ended December 31, 2020, partly offset by an increase in non-operating expenses in relation to financing agreements in a total amount of USD 1.1 million and the loss from discontinued operations of USD 0.6 million.

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

	12 months ended December 31,
(Million USD)	2021	2020
Operating loss as reported	(21.2)	(18.5)
Non-GAAP adjustments from continuing operations:
Depreciation expense from continuing operations	0.5	1.0
Amortization expense on intangibles from continuing operations	0.1	0.6
EBITDA	(20.6)	(16.9)
Non-GAAP adjustments from continuing operations:
Stock-based compensation	3.8	0.4
M&A-related legal fees	0.9	0.5
M&A-related professional fees	0.1	0.1
Listing-related professional fees	0.1	0.1
Adjusted EBITDA	(15.7)	(15.8)

Factors affecting our income tax expenses and recovery

For the financial years 2022, 2021 and 2020, income tax at the Swiss statutory rate compared to the Group's income tax expenses as reported is as per table below.

	12 months ended December 31,
USD'000	2022	2021	2020
Net income/(loss) from continuing operations before income tax	(13,045)	(23,459)	(28,898)
Statutory tax rate	14%	14%	14%
Expected income tax (expense)/recovery	1,825	3,282	4,043
Change in valuation allowance	(3,129)	(2,849)	(631)
Change in tax loss carryforwards	5,760	(341)	(3,411)
Add back loss carryforwards used for the debt remission by WISeKey Semiconductors SAS	1,342	-	-
Permanent Difference	(2,560)	(105)	(10)
Income tax (expense) / recovery from continuing operations	3,238	(13)	(9)

As at December 31, 2022 and 2021, our net deferred tax balance was reconciled as follows:

Deferred tax assets and liabilities	As at December 31,	As at December 31,
USD'000	2022	2021
Stock-based compensation	-	92
Defined benefit accrual	161	748
Tax loss carry-forwards	20,759	14,999
Add back loss carryforwards used for the debt remission by WISeKey Semiconductors SAS	1,342	-
Valuation allowance	(18,967)	(15,838)
Deferred tax assets / (liabilities)	3,295	1

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

In 2022, the valuation allowance increased by USD 3.1 million is mostly attributable to the increase in tax loss carry-forwards by USD 5.8 million.

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

The table below shows the variation in foreign exchange rates used to prepare our financial statements for the financial years ended December 31, 2022, December 31, 2021, and December 31, 2020.

		12 months ended December 31,
		2022		2021		Year-on-Year Variance
Foreign currency to U.S. Dollar		Closing rate	12-month Average rate	Closing rate	12-month Average rate	Closing rate	12-month Average rate
Swiss Franc	CHF:USD	1.081761	1.048220	1.096726	1.094197	-1.36%	-4.20%
Euro	EUR:USD	1.073231	1.054283	1.137651	1.183361	-5.66%	-10.91%
Indian Rupee	INR:USD	0.012088	0.012745	0.013423	0.013591	-9.95%	-6.22%
Japanese Yen	JPY:USD	0.007633	0.007663	0.008687	0.009116	-12.13%	-15.94%
U.K. Pound Sterling	GBP:USD	1.210159	1.238007	1.353583	1.375671	-10.60%	-10.01%
Taiwanese Dollar	TWD:USD	0.032642	0.033655	0.036081	0.035814	-9.53%	-6.03%
Vietnamese Dong	VND:USD	0.000043	0.000043	0.000044	0.000044	-2.27%	-2.27%
Saudi Riyal	SAR:USD	0.266667	0.266667	0.266667	0.266667	0.00%	0.00%

		12 months ended December 31,
		2021		2020		Year-on-Year Variance
Foreign currency to U.S. Dollar		Closing rate	12-month Average rate	Closing rate	12-month Average rate	Closing rate	12-month Average rate
Swiss Franc	CHF:USD	1.096726	1.094197	1.130846	1.066001	-3.02%	2.65%
Euro	EUR:USD	1.137651	1.183361	1.222811	1.141357	-6.96%	3.68%
Indian Rupee	INR:USD	0.013423	0.013591	0.013697	0.013487	-2.00%	0.77%
Japanese Yen	JPY:USD	0.008967	0.009221	0.009690	0.009367	-7.46%	-1.56%
U.K. Pound Sterling	GBP:USD	1.353583	1.375671	1.366312	1.283296	-0.93%	7.20%
Vietnamese Dong	VND:USD	0.000044	0.000044	N/A	N/A	N/A	N/A
Saudi Riyal	SAR:USD	0.266667	0.266667	N/A	N/A	N/A	N/A
Taiwanese Dollar	TWD:USD	0.036081	0.035814	0.035602	0.033968	1.35%	5.43%

We do not operate in countries experiencing hyperinflation and assessed the impact of inflation as immaterial to our financial statements.

B.	Liquidity and Capital Resources

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

We had positive working capital of USD 14.3 million as at December 31, 2022. We calculate working capital as our current assets, less our current liabilities. Based on the Group’s cash projections for the next 12 months to April 30, 2024, the Group has sufficient liquidity to fund operations and financial commitments. Note 26 of our consolidated financial statement as at December 31, 2022 describes the sources of funding that the Group can turn to whenever needed.

As at December 31, 2022, we hold cash and cash equivalent and restricted cash in an amount of USD 20.8 million following the cash injection from our financial instruments. We expect to use this liquidity to fund our operations, develop our sales team, and form part of the consideration for future potential merger and acquisition transactions.

Consolidated cash flows

The following table shows information about our cash flows during the financial years ended December 31, 2022, 2021 and 2020 respectively.

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2022	2021	2020

Cash Flows from operating activities:
Net cash provided by (used in) operating activities	(17,144)	(21,791)	(12,550)
Net cash provided by (used in) investing activities	(484)	(2,525)	(3,897)
Net cash provided by (used in) financing activities	4,185	36,975	21,482

Effect of exchange rate changes on cash and cash equivalents	(102)	(63)	82

Cash and cash equivalents
Net increase (decrease) during the period	(13,545)	12,596	5,117
Balance, beginning of period	34,359	21,763	16,646
Balance, end of period	20,814	34,359	21,763

Reconciliation to balance sheet
Cash and cash equivalents	20,706	34,201	19,650
Restricted cash, current	108	110	2,113
Cash and cash equivalents from disc. operations	-	48	-
Balance, end of period	20,814	34,359	21,763

The following tables provide the details of the cash flows separated between continuing and discontinued activities following the divestiture of arago.

Continuing operations	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2022	2021	2020
Net cash provided by (used in) operating activities	(15,411)	(18,224)	(12,550)
Net cash provided by (used in) investing activities	(484)	(2,525)	(3,897)
Net cash provided by (used in) financing activities	2,390	33,822	21,482

Discontinued operations	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2022	2021	2020
Net cash provided by (used in) operating activities	(1,733)	(3,567)	-
Net cash provided by (used in) investing activities	-	-	-
Net cash provided by (used in) financing activities	1,795	3,153	-

We have not experienced any legal or economic restrictions on the ability of subsidiaries to transfer funds to the Company in the form of loans.

Impact of discontinued operations

The Company has assessed the impact on our cash flows following the sale of the arago Group. As shown in the table above, the arago Group was cash flow negative on operating activities, largely as a result of decreasing revenue. For the periods reported, the cash provided by financing activities originated fully from the WISeKey Group, there was no other source of financing to the arago Group. As a result, the divestiture of the arago Group freed up liquidity for the continuing operations of WISeKey and had a positive impact on its cash flow forecasts.

We believe that the sale of the arago Group has benefitted the Company significantly as it has removed a part of the business that was a drain on our liquidity, thereby allowing us to dedicate our liquidity to our continuing operations.

Level of borrowing

As at December 31, 2022, we held short-term notes payable in an amount of USD 4,195,690. The section below gives the detail of the financial instruments used by the company.

Financial instruments

The following financial instruments are those that were in use and disclosed in our balance sheet and notes as at December 31, 2022.

Standby Equity Distribution Agreement with YA II PN, Ltd.

On February 8, 2018 WISeKey entered into the SEDA with Yorkville. Under the terms of the SEDA as amended, Yorkville has committed to provide WISeKey, upon a drawdown request by WISeKey, up to CHF 50,000,000 in equity financing originally over a period of three-year period ending March 1, 2021, now over a period of five years ending March 31, 2023 in line with the amendment signed by the parties on March 4, 2020. Provided that a sufficient number of Class B Shares is provided through share lending, WISeKey has the right to make drawdowns under the SEDA, at its discretion, by requesting Yorkville to subscribe for (if the Class B Shares are issued out of authorized share capital) or purchase (if the Class B Shares are delivered out of treasury) Class B Shares worth up to CHF 5,000,000 by drawdown, subject to certain exceptions and limitations (including the exception that a drawdown request by WISeKey shall in no event cause the aggregate number of Class B Shares held by Yorkville to meet or exceed 4.99% of the total number of shares registered with the commercial register of the Canton of Zug). The purchase price will be 93% of the relevant market price at the time of the drawdown, determined by reference to a ten-day trading period following the draw down request by WISeKey.

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

The capitalized fee recognized in APIC was fully amortized as of December 31, 2021.

In the year to December 31, 2022, there were no drawdowns made under the SEDA. As at December 31, 2022, the outstanding equity financing available was CHF 45,643,955.

Credit Agreement with ExWorks Capital Fund I, L.P

On April 4, 2019 WISeCoin AG (“WISeCoin”), an affiliate of the Company, signed a credit agreement with ExWorks. Under this credit agreement, WISeCoin was granted a USD 4,000,000 term loan and may add up to USD 80,000 accrued interest to the loan principal, hence a maximum loan amount of USD 4,080,000. The loan bears an interest rate of 10% p.a. payable monthly in arrears. The maturity date of the arrangement is April 4, 2020 therefore all outstanding balances are classified as current liabilities in the balance sheet. ExWorks can elect to have part of or all of the principal loan amount and interests paid either in cash or in WISeCoin Security Tokens (the “WCN Token”) as may be issued by WISeCoin from time to time. As at June 30, 2019, the conversion price is set at CHF 12.42 per WCN Token based on a non-legally binding term sheet.

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

Borrowings under the line of credit are secured by first ranking security interests on all material assets and personal property of WISeCoin, and a pledge over the shares in WISeCoin representing 90% of the capital held by the Company. Under certain circumstances, additional security may be granted over the intellectual property rights of WISeCoin.

Total debt issue costs of USD 160,000 were recorded as debt discount and amortized over the duration of the loan. As at December 31, 2020, the debt discount was fully amortized.

As at December 31, 2022, the loan had not been repaid and the outstanding borrowings were USD 4,030,000, meaning that the loan is past due under the terms of the credit agreement with ExWorks. The Group has been in contact with ExWorks regarding a potential sale of its investment in Tarmin, a company in which ExWorks is also a significant shareholder (see Note 20). It is the view of the management of the Group that the sale of the investment in Tarmin and the repayment of the credit agreement are codependent and therefore the loan will be repaid at such time as the investment is sold. ExWorks continues to charge interest on the loan at the rate of 10% p.a. and has not launched any formal recovery proceedings as of the date of this report.

Loan Agreements with UBS SA

On March 26, 2020, two members of the Group entered into the Covid loans to borrow funds under the Swiss Government supported COVID-19 Credit Facility with UBS SA. Under the terms of the Agreement, UBS has lent such Group members a total of CHF 571,500. The loans are repayable in full by March 30, 2028, as amended, being the eighth anniversary of the date of deposit of the funds by UBS. Semi-annual repayments have started since March 31, 2022 and will be spread on a linear basis over the remaining term. The full repayment of the loans is permitted at any time. The interest rate is determined by Swiss COVID-19 Law and currently the Covid loans carry an interest rate of 0%. There were no fees or costs attributed to the Covid loans and as such there is no debt discount of debt premium associated with the loan facility.

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

During the years to December 31, 2021 and 2022, WISeKey repaid, respectively, CHF 70,000 and CHF 83,800 out of the loans. Therefore, as at December 31, 2022, the outstanding balance on the loans was CHF 417,700 (USD 451,852).

Credit Agreement with L1 Capital Global Opportunities Master Fund

On June 29, 2021, WISeKey entered into an Agreement for the Subscription of up to $22M Convertible Notes (the “L1 Facility”) with L1 Capital Global Opportunities Master Fund (“L1”), pursuant to which L1 commits to grant a loan to WISeKey for up to a maximum amount of USD 22 million divided into tranches of variable sizes, during a commitment period of 24 months ending June 28, 2023. The initial tranche was agreed in the L1 Facility agreement as USD 11 million to be funded on June 29, 2021 (the “L1 Initial Tranche”). For the remaining facility, WISeKey has the right to request L1 to subscribe for four additional note tranches of USD 2,750,000 each or any other amount agreed between the parties, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into convertible notes of USD 100,000 each that bear interest of 6% per annum. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares within a period of 24 months from issuance (the “L1 Conversion Period”). Conversion takes place upon request by L1 during the L1 Conversion Period, but in any case no later than at the expiry of the L1 Conversion Period. Each calendar month, L1 can request conversion of up to 12.5% of the principal amount of all issued tranches at a conversion price of 95% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date, and , should L1 wish to convert more than 12.5% of the principal amount of all issued tranches in a calendar month, the conversion price for the additional converted amounts is set at the higher of (i) the Fixed Conversion price applicable to relevant tranche, and (ii) 95% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date (the “Original L1 Conversion Price”).

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

On September 27, 2021, WISeKey and L1 entered into the First Amendment to the Subscription Agreement (the “L1 First Amendment”), pursuant to which WISeKey has the right to request L1 to subscribe for four “accelerated” note tranches of between USD 1 million and USD 2,750,000 each or any other amount agreed between the parties (the “L1 Accelerated Tranches”), at the date and time determined by WISeKey during the commitment period, subject to certain conditions. The terms and conditions of the L1 Accelerated Tranches issued under the L1 First Amendment remain the same as the terms and conditions of the L1 Facility except for the conversion price of the L1 Accelerated Tranches which is set at 90% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date, regardless of the conversion amount (the “New L1 Conversion Price”).

On March 3, 2022, WISeKey and L1 entered into the Second Amendment to the Subscription Agreement (the “L1 Second Amendment”), pursuant to which, for the remaining facility of USD 5 million, WISeKey has the right to request L1 to subscribe for five “additional accelerated” note tranches (the “L1 Additional Accelerated Tranches”) of between USD 1 million and USD 5 million each or any other amount agreed between the parties, up until March 2, 2024, subject to certain conditions. The terms and conditions of the L1 Additional Accelerated Tranches issued under the L1 Second Amendment remain the same as the terms and conditions of the L1 Facility except for the conversion price of the L1 Additional Accelerated Tranches which is the New L1 Conversion Price.

In line with ASC 470-50-15-3, the New L1 Conversion Price under the L1 First Amendment was assessed as a change to the conversion privileges provided in the L1 Facility for the purpose of inducing conversion, whereby the New L1 Conversion Price provides a reduction of the Original L1 Conversion Price and results in the issuance of additional WIHN Class B Shares, which is governed by ASC 470-20-40. Therefore, in line with ASC 470-20-40-16 and ASC 470-20-40-17, for conversions of L1 Accelerated Tranches and L1 Additional Accelerated Tranches , we recognize the fair value of the additional shares delivered by applying the New L1 Conversion Price in comparison with the Original L1 Conversion Price as an expense to the income statement classified as debt conversion expense.

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

During the year to December 31, 2021, WISeKey made a total of six subscriptions for a total of USD 17 million under the L1 Facility and the L1 First Amendment. Per the terms of the L1 Facility, WISeKey issued L1 with a total of 3,078,963 warrants on WIHN Class B Shares at an exercise price of CHF 5. The warrant agreements were all assessed as equity instruments and were fair valued at grant at an aggregate amount of USD 479,872 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant. For each subscription, the fair value of the debt was calculated using the discounted cash flow method then, applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host and the credit entry was booked in APIC. The cumulated fair value of the debt for the six subscriptions was USD 17,819,019, with a cumulated debt discount in relation to warrants of USD 445,331.

In the year ended December 31, 2021, L1 converted a total of USD 8.2 million out of the L1 Initial Tranche and USD 5.3 million out of the L1 Accelerated Tranches, resulting in the delivery of a total of 11,858,831 WIHN Class B Shares. A debt discount charge of USD 185,528 was amortized to the income statement, a debt conversion expense of USD 325,424 was recorded in the income statement, and unamortized debt discounts totaling USD 1,376,983 were booked to APIC on conversions as per ASC 470-02-40-4.

During the year ended December 31, 2022, WISeKey made six subscriptions under the L1 Facility and the L1 Second Amendment as follows:

On March 4, 2022, an L1 Additional Accelerated Tranche for convertibles notes in the amount USD 1 million. The funds were received on March 7, 2022. On March 4, 2022, in line with the terms of the L1 Facility, WISeKey issued L1 with 457,927 warrants on WIHN Class B Shares at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 9,881 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 0.481. The fair value of the debt was calculated using the discounted cash flow method as USD 1,077,895. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 9,084, and the credit entry was booked in APIC.

On April 14, 2022, an L1 Additional Accelerated Tranche for convertibles notes in the amount USD 500’000. The funds were received on April 20, 2022. On April 14, 2022, in line with the terms of the L1 Facility, WISeKey issued L1 with 280,439 warrants on WIHN Class B Shares at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 2,975 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 0.4295. The fair value of the debt was calculated using the discounted cash flow method as USD 538,515. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 2,747, and the credit entry was booked in APIC.

On July 12, 2022, an L1 Additional Accelerated Tranche for convertibles notes in the amount USD 1,000,000. The funds were received on July 13, 2022. On July 12, 2022, in line with the terms of the L1 Facility, WISeKey issued L1 with 987,755 warrants on WIHN Class B Shares at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD nil using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 0.258. The fair value of the debt was calculated using the discounted cash flow method as USD 1,077,182.

On October 6, 2022, an L1 Additional Accelerated Tranche for convertibles notes in the amount USD 1,000,000. The funds were received on October 7, 2022. On October 6, 2022, in line with the terms of the L1 Facility, WISeKey issued L1 with 1,216,216 warrants on WIHN Class B Shares at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD nil using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 0.201. The fair value of the debt was calculated using the discounted cash flow method as USD 991,385.

On November 15, 2022, an L1 Additional Accelerated Tranche for convertibles notes in the amount USD 700,000. The funds were received on November 16, 2022. On November 15, 2022, in line with the terms of the L1 Facility, WISeKey issued L1 with 908,746 warrants on WIHN Class B Shares at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD nil using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 0.1752. The fair value of the debt was calculated using the discounted cash flow method as USD 693,669.

On December 22, 2022, an L1 Additional Accelerated Tranche for convertibles notes in the amount USD 800,000. The funds were received on December 23, 2022. On December 22, 2022, in line with the terms of the L1 Facility, WISeKey issued L1 with 1,060,626 warrants on WIHN Class B Shares at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD nil using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 0.172. The fair value of the debt was calculated using the discounted cash flow method as USD 792,592.

During the year ended December 31, 2022, L1 converted a total of USD 2.8 million out of the L1 Initial Tranche, and USD 4.3 million out of the L1 Accelerated Tranches and L1 Additional Accelerated Tranches, resulting in the delivery of a total of 29,225,645 WIHN Class B Shares. A debt discount charge of USD 87,795 was amortized to the income statement, a debt conversion expense of USD 366,116 was recorded in the income statement, and unamortized debt discounts totaling USD 304,019 were booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2022, the outstanding L1 Facility available was USD nil. Convertible notes in an aggregate amount of USD 1,400,000 remained unconverted and the unamortized debt discount balance was USD 133,471, hence a carrying value of USD 1,266,529.

Credit Agreement with Anson Investments Master Fund LP

On June 29, 2021, WISeKey entered into the Anson Facility, an Agreement for the Issuance and Subscription of Convertible Notes pursuant to which Anson commits to grant a loan to WISeKey for up to a maximum amount of USD 22 million divided into tranches of variable sizes, during a commitment period of 24 months ending June 28, 2023. The initial tranche was agreed in the Anson Facility agreement as USD 11 million to be funded on June 29, 2021 (the “Anson Initial Tranche”). For the remaining facility, WISeKey has the right to request Anson to subscribe for four additional note tranches of USD 2,750,000 each or any other amount agreed between the parties, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into convertible notes of USD 100,000 each that bear interest of 6% per annum. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares within a period of 24 months from issuance (the “Anson Conversion Period”). Conversion takes place upon request by Anson during the Anson Conversion Period, but in any case no later than at the expiry of the Anson Conversion Period. Each calendar month, Anson can request conversion of up to 12.5% of the principal amount of all issued tranches at a conversion price of 95% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date, and, should Anson wish to convert more than 12.5% of the principal amount of all issued tranches in a calendar month, the conversion price for the additional converted amounts is set at the higher of (i) the Fixed Conversion price applicable to relevant tranche, and (ii) 95% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date (the “Original Anson Conversion Price”).

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

Debt issue costs made up of legal expenses of USD 4,197, a commission of USD 802,500 to the placement agent, a fee of USD 220,000 to Anson representing 2% of the principal value of the Anson Initial Tranche, and a subscription fee of USD 220,000 to Anson representing 2% of the principal value of the Anson Initial Tranche payable in WIHN Class B Shares were due upon issuance of the Anson Initial Tranche and recorded as a debt discount against the Anson Initial Tranche principal amount. The subscription fee was paid in 145,953 WIHN Class B Shares and was fair valued at CHF 183,901 (USD 200,871) based on the market value of the shares at issuance. Upon subscription of each subsequent tranche under the Anson Facility, debt issue costs corresponding to the fair value of the subscription fee payable in WIHN Class B Shares representing 2% of the principal value of the subscribed funds and a fee representing 2% of the principal value of the subscribed funds will be recorded as a debt discount against each tranche.

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

During the year ended December 31, 2021, WISeKey made a total of three subscriptions for a total of USD 16.5 million under the Anson Facility and the Anson First Amendment. Per the terms of the Anson Facility, WISeKey issued Anson with a total of 2,821,922 warrants on WIHN Class B Shares at an exercise price of CHF 5. The warrant agreements were all assessed as equity instruments and were fair valued at grant at an aggregate amount of USD 480,046 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant. For each subscription, the fair value of the debt was calculated using the discounted cash flow method then, applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host and the credit entry was booked in APIC. The cumulated fair value of the debt for the three subscriptions was USD 17,000,080, with a cumulated debt discount in relation to warrants of USD 453,095.

During the year ended December 31, 2021, Anson converted a total of USD 9.8 million out of the Anson Initial Tranche, resulting in the delivery of a total of 8,228,262 WIHN Class B Shares. A debt discount charge of USD 248,449 was amortized to the income statement, and unamortized debt discounts totaling USD 1,182,876 were booked to APIC on conversions as per ASC 470-02-40-4.

During the year ended December 31, 2022, WISeKey did not make any new subscriptions under the Anson Facility. During the year ended December 31, 2022, Anson converted a total of USD 1.2 million out of the Anson Initial Tranche, and USD 5.5 million out of the Anson Accelerated Tranches, resulting in the delivery of a total of 14,351,699 WIHN Class B Shares. A debt discount charge of USD 79,707 was amortized to the income statement, a debt conversion expense of USD 460,956 was recorded in the income statement, and unamortized debt discounts totaling USD 222,195 were booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2022 the outstanding Anson Facility available was USD 5.5 million, there were no unconverted convertible notes outstanding and the unamortized debt discount balance was USD nil.

Production Capacity Investment Loan Agreement

In November 2022, WISeKey Semiconductors SAS entered into a loan agreement with a third party client to borrow funds for the purpose of increasing their production capacity.  Under the terms of the Agreement, the client has lent to WISeKey Semiconductors SAS a total of USD 2,000,000. The loan will be reimbursed by way of a volume rebate against future sales volumes from the WISeKey Semiconductors group to the client during the period from July 1, 2023, through to December 31, 2025.  The volume rebate is based upon quarterly sales volumes in excess of a base limit on a yearly projected basis. Any amount still outstanding as at December 31, 2025 falls due for repayment on this date.  The loan does not bear any interest and there were no fees or costs attributed to the loan.

An unamortized debt discount totaling USD 511,128 was calculated and booked to APIC in 2022.  WISeKey has not repaid any amount as at December 31, 2022, and no debt discount charge was recorded to the income statement in 2022. The amortization of the debt will start in 2023.

Therefore, as at December 31, 2022, the loan balance was USD 2,000,000 and the unamortized debt discount balance was USD 511,128, leaving a carrying value of USD 1,488,872.

Material cash requirements from known contractual and other obligations

The following table sets forth our known contractual and other cash payment obligations as at December 31, 2022 in USD'000s:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
Operating and short-term lease obligations	2,736	605	1,159	815	157
Debt and convertible note obligations	6,706	4,195	2,331	180	-
Total contractual obligations	7,442	4,800	1,490	995	157

C.	Research and Development, Patents and Licenses, Etc.

WISeKey's research and development spending totaled USD 3.9 million in the year ended December 31, 2022, USD 5.6 million in the year ended December 31, 2021 and USD 6.0 million in the year ended December 31, 2020. As mentioned in Item 3.D. Risk Factors, we need to keep pace with changing technologies in order to maintain and grow our revenue.

For that purpose, in 2022, WISeKey has kicked off an R&D program which consists of developing a new generation of Secure Chip using a more advanced technology node (55nm from UMC), a flash memory and embedding a new secure microcontroller core based on RISC-V architecture. The production ramp-up of this new chip is scheduled for H2 2025. This chip will inherit from all research that WISeKey R&D is conducting for offering protection against attacks executed with quantum computers. We believe our R&D will turn the threat of quantum computing into a competitive advantage.

Our research activities include following up with the U.S. National Institute of Standards and Technology (NIST), part of the U.S. Department of Commerce, which have selected 4 algorithms in their final round of selecting encryption and digital signature post-quantum algorithms. We also build agility into our crypto libraries by embracing several post-quantum crypto primitives.

Quantum computing may threaten the resilience of current cryptography against attacks during the current lifespan of hardware. Certainly, in case our secure modules are embedded in larger systems and/or deployed on remote locations such as. for smart meter and satellite deployments.

We currently own 88 individual patents which preserve our technology. Our spending in research and development includes the development of future technologies that we plan to register legally in the future to develop our patent portfolio and ensure that competitors cannot replicate our technology easily.

D.	Trend Information

Our growth strategy and industry trends are detailed in Item 3.B. Business Overview. The uncertainties and material commitments such as financial instruments that are likely to have a material effect on the companies' financial condition are described in Item 3. D. Risk Factors and Item 5.B. Liquidity and Capital resources.

The processor industry sees rapid growth and adoption of RISC-V based processors. WISeKey has developed its own RISC-V based secure core which will be used as the foundation of our next hardware generation platform.

A major trend of the Secure Element industry is the announcement of the FIPS 140-3 standard which implement a “Side Channel Assessment” of the components which apply to this standard, in order to test their resistance. WISeKey has completed the first step of development of the VaultIC408, a new version of its Vautlt-IC line of product, which will comply with this standard. An early version is now available and in test with 2 customers of WISeKey. The second version with the FIPS 140-3 side channel compliance will be launched in 2023.

Another trend of the Secure Element industry is the compliance with an new standard (NIST SP800-90B) which measures the entropy of the Random Number Generator embedded in a secure chip. Our Vault-IC 405 chip has successfully passed this new standard certification, and is one of the very first secure element of the industry which has passed successfully this new standard . All our development will inherit from it.

Last trend of the Secure Element industry is the anticipation of the quantum computer threat. Beside the U.S. National Institute of Standards and Technology (NIST), part of the U.S. Department of Commerce, which have selected 4 algorithms in their final round of selecting encryption and digital signature post-quantum algorithms, the ANSSI (the French Agence Nationale de la sécurité des systems informatiques), has published in January 2022 a position paper where it documents its views on the post quantum cryptography transition: it recommends that in 2025 secure chips shall embed “hybridation” to provide post-quantum security assurance while avoiding any pre-quantum security regression.

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

The following table sets forth the name, date of birth and functions of our non-executive and executive directors, and our senior management as at the date of this annual report. Unless otherwise indicated, the current business address for our executive officers and directors is General-Guisan-Strasse 6, 6300 Zug, Switzerland. Our non-executive and executive directors are elected annually and individually as a matter of law by the shareholders at each Annual General Meeting of the shareholders for a term extending up until the following Annual General Meeting of the shareholders. The last Annual General Meeting of the shareholders was on June 24, 2022.

Name	Date of birth	Functions in WISeKey	Date first appointed
Non-Executive Directors
María Pía Aqueveque Jabbaz	September 13, 1977	Board Member	June 24, 2022
Cristina Dolan	February 16, 1961	Board Member, Member of the Nomination and Compensation Committee, Member of the Audit Committee	June 24, 2022
David Fergusson	August 15, 1960	Board Member, Chairman of the Nomination and Compensation Committee, Member of the Audit Committee	May 31, 2017
Jean-Philippe Ladisa	August 1, 1963	Board Member, Chairman of the Audit Committee	May 15, 2020
Eric Pellaton	March 25, 1959	Board Member, Member of the Nomination and Compensation Committee	May 15, 2020

Executive Directors
Carlos Moreira	September 1, 1958	Chairman of the Board of Directors, Member of the Strategy Committee, Founder and Chief Executive Officer	March 21, 2016 (1999*)
Peter Ward	January 5, 1952	Board Member, Member of the Strategy Committee, Chief Financial Officer	March 21, 2016 (2012*)

Senior Management
Pedro Fuentes Perez	November 12, 1969	Chief Security Officer	August 1, 2016
Pierre Maudet	March 6, 1978	Chief Digital Transformation Officer	May 1, 2021
Carlos Moreno	March 9, 1964	Vice President of Strategic Partnerships	July 15, 2006*
John O’Hara	April 15, 1977	International Financial Controller	November 1, 2018
Nathalie Verjus	February 19, 1975	Company Secretary and Financial Planning & Reporting Manager	November 1, 2016
Bernard Vian	March 22, 1967	General Manager of WISeKey Semiconductors	September 21, 2016**

* Includes board membership and employment at the Company's predecessor holding company of the WISeKey Group, WISeKey SA.

** Joined the WISeKey Group on the acquisition of WISeKey Semiconductors SAS on September 21, 2016.

Biographies

Directors

Carlos Moreira, Founder, Chairman of the Board of Directors and CEO of WISeKey, UN Expert on CyberSecurity and Trust Models for the International Labor Organization (ILO), the United Nations (UN), United Nations Conference on Trade and Development (UNCTAD), the World Trade Organization (WTO) and International Trade Centre (ITC), the World Bank, the United Nations Development Program (UNDP) and the Economic and Social Commission for Asia and the Pacific (ESCAP) from 1983 to 1998. A recognized early-stage pioneer in the field of digital identity, Mr. Moreira was also Adjunct Professor of the Graduate School of Engineering Royal Melbourne Institute of Technology (RMIT) from 1995 to 1999 and Head of the Trade Efficiency Lab at the Graduate School of Engineering at RMIT. In 1999, Carlos Moreira founded the Geneva-based online data security firm WISeKey SA. Carlos Moreira is a member of the UN Global Compact, member of the World Economic Forum’s Global Agenda Council, founding member of the World Economic Forum for Global Growth Companies, World Economic Forum (“WEF”) New Champion 2007 to 2016, Vice Chair of the World Economic Forum Global Agenda Council on Illicit Trade 2012/15, member of the Selection Commit-tee for the WEF Growth Companies, founder and board member of Geneva Security Forum SA, member of the New York Forum, founding member of the "Comité de Pilotage Project E-Voting" of the Geneva Government, member of The Blockchain Research Institute, founder of the Blockchain Center of Excellence in 2019, member of Blockchain Advisory Board of the Government of Mexico, and founding member of TrustValley. Mr. Moreira was also a member of the WEF Global Agenda Council on the Future of IT Software & Services in 2014-2016. Mr. Moreira is also a member of the foundation board of the OISTE Foundation. An entrepreneur and investor in Deeptech, AI, Blockchain, IoT and Cybersecurity, Mr. Moreira was selected as one of the WEF’s Trailblazers, Shapers and Innovators. Carlos Moreira was selected by Bilanz among the 100 most important 2016 digital heads in Switzerland, nominated by Bilan.CH among the 300 most influential persons in Switzerland in 2011 and 2013, in the top 100 of Who's Who of the Net Economy, Man of the Year AGEFI 2007, and an award Holder CGI. Mr. Moreira is a Keynote speaker at the UN, WEF, CGI, ITU, Bloomberg, Munich Security Conference, World Policy Conference, Zermatt Summit, Microsoft, IMD, INSEAD, MIT Sloan, HEC, UBS, and CEO Summit. Mr. Moreira is also the co-author of the bestselling book and forthcoming CNBC TV series - “The transHuman Code”. An expert in M&A, Fundraising, IPOs, SIX and NASDAQ listings, he won the M&A Award 2017 Best EU acquisition, and the 2018 Blockchain Davos Award of Excellence by the Global Blockchain Business Council.

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

María Pía Aqueveque Jabbaz is the Executive Managing Director of Maqueveq & Co, an advisory firm dedicated to innovation strategy for digital asset projects, since 2018. She has recently been featured as one of the global TOP 100 Women in the Future in Metaverse & Web3.0 and Bloomberg Línea named her as one of the Crypto Leaders in Latin America in 2021. Ms. Aqueveque Jabbaz served as board member for the pension fund administrator company AFP Uno (Chile) between November 2018 and February 2021 and as board member of Olidata, a listed IoT company in Italy, between May 2019 and May 2021. She has been an advisor to public and private financial organizations on public policy and the regulation and implementation of digital assets and deep technologies. She has served as a consultant for private banks, multilateral investment banking and governments, including the World Bank, the Presidency of the Republic and the Ministry of Finance of Chile, the Inter-American Development Bank, the Central American Bank for Economic Integration, and many others. She holds an undergraduate degree in Economic and Administrative Sciences from the Pontifical Catholic University of Chile, a Magister in Public Policy from the University of Chile, a Master in FinTech and Financial Innovation from Three Points & Polytechnic University of Catalonia, Spain, and a Diploma in Investments and Financial Markets from the University of Chile. Throughout her career, she has collaborated with research departments of financial and academic organizations such as the Association of Mutual Fund Administrators and INTELIS, Center of the Economics Department of Universidad Chile dedicated to Innovation and Entrepreneurship. María Pía Aqueveque Jabbaz is a recognized international public speaker and contributing author of the book “21st CENTURY FORESIGHT, understanding mega trends and the new globalization to build futures from Strategic Foresight” (“Prospectiva del siglo XXI: Entender las mega-tendencias y la nueva globalización, para construir futuros desde la Prospectiva Estratégica”) published in 2022. Since 2023, she has served as professor of the MBA course “The web 3.0 and metaverse: disruption and prospective in business strategy” of the Pontifical Catholic University of Chile. In 2010 she taught “Industrial Organization” at the Business School of the Adolfo Ibáñez University in Chile. She has also been invited as guest lecturer on Blockchain and Crypto-assets by the University of Bocconi in Italy, the University of San Andrés in Argentina, the EGADE-Monterrey Institute of Technology in México, and the Pontifical Catholic University of Chile among many others. Ms. Aqueveque Jabbaz is a frequent contributor to major media organizations, and she has led the Chilean chapter of the 30% Club since 2019.

Cristina Dolan is a Cyber Security Executive. She is an award-winning engineer, entrepreneur and author that spend her entire career in variety of executive roles within the technology industry. Prior to joining RSA in 2021 where she heads up Global Alliances, she advised several cyber security companies including Crayonic and Cytegic (acquired by Mastercard). Recently she co-authored a book, “Transparency in ESG and the Sustainable Economy, Capturing Opportunities through Data” and several articles including the World Economic Forum article ‘Cybersecurity should be treated as an ESG Issue’ and the Forbes article ‘Cybersecurity Is A Global Threat To Democracy, Yet Not Well Understood.’ Honors include being named on lists of most influential and impactful women in technology, and numerous awards for service and entrepreneurialism. The student coding competition, Dream it. Code it. Win it, which she founded and led from 2014 to 2016, as the Board Chair of the MIT Enterprise Forum of New York, won numerous awards including the MIT Harold E. Lobdell Distinguished Service Award, Trader Magazine Charitable Works Award and four Stevie awards for best organization and leadership. The competition sponsor, Fiverr, celebrated her as a ‘Do-er’ in their global campaigns. As an advocate of computer science education, her TED talk ‘Just Solve It’, addresses the value of being an engineer and solutionist to create opportunities and has over 933K views. As a block-chain pioneer since 2014, she founded several companies including Additum, a value-based healthcare company based in Spain, and iXledger which specialized in cyber insurance. The MIT Center for International Studies Starr Forum: Bitcoin and the Global Economy talk she gave in April of 2016, was one of the program’s most popular talks. From 2009 to 2016, Cristina held several roles at Tradingscreen, an award winning institutional multi-asset financial trading platform, including product management for content, data, chat and communications products and global head of corporate marketing. In 2000, Cristina was recruited by venture backed Wordstream, as CEO, of the MIT-Harvard spinout focused on multilingual translations utilizing computational linguistics and machine learning, where she commercialized the software. OneMain, a company she co-founded in 1998, was ac-quired by Earthlink in 2000 after a highly successful IPO that surpassed Amazon’s and eBay’s Respective IPOs. As OneMain's Geographic Communities Division President and Chief Strategic alliances officer, she launched and built the cornerstone Geo-graphic Communities, which were profitable when launched. Cristina held executive roles at IBM and Oracle leading consultative selling at strategic accounts within the communications and financial verticals. At Hearst and Disney, she led technology and software development for the launch of the first consumer websites, which were built on time and within budget. As an MIT alum-na, she served as President of the MIT Club of New York, Chair of the MIT Enterprise Forum, MIT Enterprise Forum Global Board, MIT Selection Committee, MIT Media Lab 30thAnniversary Committee and was invited as a keynote to the MIT Women’s Un-Conference March 2018. In addition, she served on the alumnae board at Convent of the Sacred Heard and received the Global Leadership Alumna Award. She earned a Master of Media Arts and Science from the MIT Media Lab, and also holds a Master of Computer Science Engineering and Bachelor of Electrical Engineering. Cristina is bilingual, fluent in her native language, English, and Spanish.

David Fergusson has served as a member of our board since 2017. Since 2018, Mr. Fergusson has served as Executive Managing Director - M&A, for Generational Equity, the largest volume middle-market M&A investment banking advisory firm in North America. Based in New York, he also heads the company’s Technology Practice Group and Cross Border Practice Group. Prior to joining Generational Equity, from 2010 until 2018, Mr. Fergusson was the CEO and President of The M&A Advisor where he led global think tank services: market intelligence publishing, media, event and consulting, for the firm’s constituency of over 350,000 finance industry professionals, from their offices in New York and London. As a partner in Paradigm Capital Management, Mr. Fergusson conducted over 25 acquisitions as an investor. In 2013, Mr. Fergusson founded the global Corporate Finance Emerging Leaders program, which engages future global business stalwarts to affect significant change through social innovation. A pioneer in cross border mergers and acquisitions between the United States and China, he was recognized with the 2017 M&A Leadership Award and the 2019 Lifetime Achievement Award from the China Mergers & Acquisitions Association and is Co-Chairman of the Global M&A Council of 18 member countries. Mr. Fergusson is a respected speaker on the subjects of financial services and corporate transformation and social innovation at prominent educational institutions including Cambridge, Columbia, Harvard, MIT and Cornell; a participant in leadership assemblies including the Vatican, World Economic Forum at Davos, World Bank and the International Monetary Fund; and a frequent contributor to major media organizations. He is also the editor of 5 annual editions of the mergers and acquisitions handbook - “The Best Practices of The Best Dealmakers” series with a readership of more than 500,000 in over 60 countries. Mr. Fergusson is also the co-author of the bestselling book “The transHuman Code”. Recipient of the 2015 Albert Schweitzer Leadership Award for his work in global youth leadership development, Mr. Fergusson is a Trustee and former President of Hugh O’Brien Youth Leadership (HOBY), the world’s largest social leadership foundation for high school students. Mr. Fergusson is also a founding member of the City of London's Guild of Entrepreneurs, a member of British American Business, and of the Association for Corporate Growth (ACG). Mr. Fergusson is a graduate of Kings College School and the University of Guelph where he earned a Bachelor of Arts in Political Studies.

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

In the year ended December 31, 2022, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities was CHF 3,882,000 (USD 4,069,190 at annual average rate). However, we note that the compensation of the Board of Directors did not include option agreements sent to our directors but not fully executed by them as detailed below. In the year ended December 31, 2022, the compensation of Carlos Moreira, as the company's highest paid executive, was CHF 1,938,000 (USD 2,031,450 at annual average rate).

The tables below show the amount of compensation paid and benefits in kind granted to our non-executive and executive directors for the year ended December 31, 2022, as disclosed in our 2022 annual report. Options granted to our non-executive and executive directors in the year ended December 31, 2022 and not yet exercised as at December 31, 2022 are listed in Item 6.E. Share Ownership.

	Compensation of the Board of Directors of WISeKey International Holding AG for the 12 months ending December 31, 2022
	CHF'000 [1]	Function	Board Fee[2]	Additional Fees[3]	Other Stock Based Compensation[4]	Total Compensation
	María Pía Aqueveque Jabbaz	Board Member	32	-	-	32
	Hans-Christian Boos[6]	Former Board Member	-	151	-	151
	Cristina Dolan	Board Member, NCC[5] Member, Audit Committee Member	64	-	-	64
	Philippe Doubre[7]	Formerly, Board Member, NCC Member	26	-	34	60
	David Fergusson	Board Member, NCC Chairman, Audit Committee Member	65	-	-	65
	Jean-Philippe Ladisa	Board Member, Audit Committee Chairman	51	-	-	51
	Eric Pellaton	Board Member, NCC Member	83	-	-	83
	Total Board Members		321	151	34	506

1	Board members are remunerated in Swiss Francs (CHF).
2	Board fees can be paid in a mix of cash and options.
The cash fee voted by the Board as remuneration to Board Members is disclosed in application of the accrual-based principle if not paid as at the end of the reporting period. In 2022, Board members received their full cash compensation up until December 31, 2022.
Compensation in options on WIHN Class B Shares is disclosed in the period it was granted, regardless of whether it relates to Board fees from prior financial periods. The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, using the market price of WIHN shares at the relevant date.
Options are deemed granted in line with US GAAP standards when both parties, WISeKey and the Director, have acknowledged the grant. Per company practice, this is materialized by the signature of the option grant agreement.  In 2022, some option grant agreements relating to fiscal year 2022 were not signed by Directors. As such they are not deemed granted and are not accounted for in the financial statements of fiscal year 2022 and are not included in the above table.
The recognition of the compensation in options on a grant-basis as opposed to an accrual-based principe may generate differences between the amount of Board fees earned in a fiscal period and the amount of Board fees actually paid in respect of that period, at a later stage.
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
5	Nomination & Compensation Committee
6	The amount disclosed under Additional Fees for Mr. Boos relates to his compensation as employee of arago GmbH, as recorded in the consolidated financial statements of the WISeKey Group until divestiture, i.e. for the period from January 1, 2022 to June 24, 2022.
7	The amount disclosed under Other Stock Based Compensation for Mr. Doubre relates to consulting services rendered to WISeKey.

We note that the following option agreements sent to members of the Board during fiscal year 2022 and in relation to fiscal year 2022 were not signed by the respective director and therefore not deemed granted in line with US GAAP standards. As such, these were not recorded in our audited consolidated financial statements for fiscal year 2022 and are not included in the Board fee disclosed in the table presented in section 5.1. We provide below the estimated value of these ungranted options based on the market price of a Class B Share on December 31, 2022, however the actual grant amount may differ significantly on the date the options are deemed granted.

•	The option agreement sent to Mr. David Fergusson for the equity compensation of the full year 2022 was not signed. Based on the market price of a Class B Share on December 31, 2022, the grant would represent an estimate expense of CHF 45,651.

•	The option agreement sent to Mr. Jean-Philippe Ladisa for the equity compensation of the full year 2022 was not signed. Based on the market price of a Class B Share on December 31, 2022, the grant would represent an estimate expense of CHF 45,651.

•	The option agreement sent to Ms. María Pía Aqueveque Jabbaz for the equity compensation of the period from June 24, 2022 to December 31, 2022 was not signed. Based on the market price of a Class B Share on December 31, 2022, the grant would represent an estimate expense of CHF 36,356.

	Compensation of the Executive Management of WISeKey International Holding AG for the 12 months ending December 31, 2022
	CHF'000 [1]	Function	Base Salary[2]	Annual Incentive	Additional Fees[3]	Stock Based Compensation[4]	Other Compensation[5]	Total Compensation
	Highest Paid Executive
	Carlos Moreira	Chairman of the Board, Chief Executive Officer	801	601	-	275	261	1,938
	Peter Ward	Board Member, Chief Financial Officer	644	483	-	220	91	1,438
	Total Executive Management		1,445	1,084	-	495	352	3,376

1	The executive management members are remunerated in Swiss Francs (CHF).
2	Base salary includes employee social security costs.
3	Additional Fees include fees paid for special services rendered to the Company.
4	The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted are valued using the Black-Scholes method at the grant date, using the market price of WIHN shares.
	In 2022, equity stock options were granted in relation to the Executive Management compensation approved and voted for the fiscal year.
5	Other compensation includes pension contributions, employer social charges, lump-sum expenses and parking charges paid by the Company.

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

Our articles of association provide that our board of directors consists of a minimum of three and a maximum of 12 directors. Our board of directors currently consists of seven members. Each director is elected for a one-year term. The current members of our board of directors were elected at an annual shareholders' meeting held on June 24, 2022 to serve until our next annual general shareholders meeting and until their successors are elected at such next annual general meeting. Please also refer to Item 6.A. Directors and Senior Management above for further details regarding the periods of service of each of our current directors and senior managers.

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

Board Independence

Currently, 5 of our 7 directors, María Pía Aqueveque Jabbaz, Cristina Dolan, David Fergusson, Jean-Philippe Ladisa and Eric Pellaton, are considered "independent" under the NASDAQ rules, therefore we comply with NASDAQ Listing Rule 5605 (b)(1) which requires an issuer to maintain a majority of independent directors. Under the Swiss Code of Best Practice for Corporate Governance (the "Swiss Code"), which is a non-binding set of corporate governance recommendations issued by economiessuisse and addressed to Swiss public companies, the majority of the board of directors is recommended to be independent. Members of the board of directors are considered independent under the Swiss Code if they are non-executive members of the Board of Directors who have never been a member of the company's executive management, or who were not members of the company's executive management during the preceding three years, and who have no or only comparatively minor business relations with the company. The Swiss Code is not binding and follows a "comply or explain" principle. We are not subject to NASDAQ Listing Rule 5605 (b)(2) that requires that independent directors must have regularly scheduled meetings at which only independent directors are present.

Board Diversity

The table below provides certain highlights of the composition of our board members and nominees. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f ):

Board Diversity Matrix as of March 15, 2023
Country of Principal Executive Offices	Switzerland
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	5	-	-

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction[1]	7
LGBTQ+	-
Did Not Disclose Demographic Background	-

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

In our current Board, three directors are domiciled in Switzerland, three are domiciled in the United States, and one is domiciled in Italy. The nationalities of our directors include Swiss, American, British, Canadian, Chilean and Italian. In addition, four of our directors self-identify as Hispanic.

Board Committees

Our board of directors has established an audit committee, a nomination and compensation committee, and a strategy committee.

Audit Committee

The audit committee consists of Jean-Philippe Ladisa (Chairman), Cristina Dolan and David Fergusson. The Audit Committee currently consists of three members in line with NASDAQ Listing Rule 5605(c)(2) which requires an Audit Committee of at least three members. The audit committee consists exclusively of members of our board of directors who are financially literate. Our board of directors has determined that all members of the audit committee satisfy the "independence" requirements set forth in Rule 10A-3 under the Exchange Act and under the rules of NASDAQ. The members of the audit committee are appointed by our board of directors. The Audit Committee has a charter that complies with Swiss law, but does not fully comply with the requirements of NASDAQ Listing Rule 5605(c)(1).

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

Nomination and Compensation Committee

Our nomination and compensation committee consists of David Fergusson (Chairman), Cristina Dolan and Eric Pellaton. Our board of directors has determined that each of the members of the nomination and compensation committee is independent under NASDAQ’s listing standards. We follow our home country standards with respect to the responsibilities of our Nomination and Compensation Committee. Our board of directors has adopted a charter for the Nomination and Compensation Committee that complies with Swiss law but, which does not, however, fully comply with the requirements of NASDAQ Listing Rules 5605(d)(1) and (d)(3). Thus, the Nomination and Compensation Committee practice varies from the requirements of NASDAQ Listing Rules 5605(d)(1) and (d)(3).

The primary purpose of our nomination and compensation committee is to discharge our board of directors' responsibilities to oversee our compensation policies, plans and programs, and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. We are subject to the Swiss Ordinance against Excessive Compensation in Listed Companies issued by the Swiss Federal Council, known as the "say-on-pay" rule. As a result of the say-on-pay rule, the members of the nomination and compensation committee must be elected by our shareholders at the annual general meeting for a one-year term and the aggregate compensation of our board of directors and executive officers must also be approved by our shareholders. Pursuant to the Swiss Code, all members of a nomination committee must be independent.

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

As at December 31, 2022, we had 81 employees, of which 23 were located in Switzerland and 51 were located in France. The following table shows the breakdown of our workforce of employees and contractors by category of activity as at the dates indicated:

Headcount breakdown in continuing operations	As at December 31,
Area of Activity	2022	2021	2020
Cost of sales	6	5	5
Research and development	21	15	27
Selling and marketing	25	25	24
General and administrative	29	24	25
Total in continuing operations	81	69	81

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

As at December 31, 2022, we also have 15 independent contractors in Vietnam. We maintain close cooperation with each of these independent contractors.

We have never experienced any labor-related work stoppages or strikes and believe our relationships with our employees and independent contractors are agreeable.

E.	Share Ownership

See Item 7.A. Major Shareholders for a list of beneficial ownership of our shares as at December 31, 2022.

The table below shows the beneficial share ownership of the persons listed in above subsection 6.A, including any shareholding by their related parties.

	As at December 31, 2022
Name	Number of Class A Shares held	Percentage of Class A Shares(1)	Number of Class B Shares held	Percentage of Class B Shares(1)	Number of options on Class A Shares held(2)	Number of options on Class B Shares held(2)
Non-Executive Directors
María Pía Aqueveque Jabbaz	-	-	-	-	-	-(3)
Cristina Dolan	-	-	-	-	-	213,859
David Fergusson	-	-	*	*	-	94,256(4)
Jean-Philippe Ladisa	-	-	*	*	-	-(5)
Eric Pellaton	-	-	*	*	-	294,370

Executive Directors
Carlos Moreira	39,836,513	99.5	1,331,623(6)	1.3	5,454,500	2,433,271(7)
Peter Ward	*	*	*	*	4,363,500	3,169,105

Senior Management
Pedro Fuentes Perez	-	-	*	*	-	-
Pierre Maudet	-	-	-	-	-	100,000
Carlos Moreno	-	-	-	-	-	152,000
John O’Hara	-	-	*	*	-	-
Nathalie Verjus	-	-	*	*	-	-
Bernard Vian	-	-	-	-	-	-
*	Shareholding less than one percent of the class of shares and that has not been disclosed to shareholders or otherwise made public.

(1)	Based on the total number of fully paid-in outstanding shares, in line with our share capital registered with the commercial register of the Canton of Zug as at December 31, 2022.

(2)	Each option giving right to one Class B Share upon exercise.

(3)	Excluding 213,859 options pending agreement and therefore not considered as granted under US GAAP as at December 31, 2022.

(4)	Excluding 268,535 options pending agreement and therefore not considered as granted under US GAAP as at December 31, 2022.

(5)	Excluding 268,535 options pending agreement and therefore not considered as granted under US GAAP as at December 31, 2022.
(6)	Includes 10,000 ADSs and 44,000 shares held by an immediate family member.
(7)	Includes 22,000 options held by an immediate family member.

The terms of the options held by directors and senior management are described in the following table:

Name	Number of options on Class A Shares held(1)	Number of options on Class B Shares held(1)	Exercise price of option	Date of grant per U.S. GAAP	Expiration date of options
Non-Executive Directors
Cristina Dolan	-	213,859	CHF 0.05	December 14, 2022	December 13, 2029
David Fergusson	-	11,052	CHF 0.05	April 11, 2019	February 11, 2026
David Fergusson	-	18,214	CHF 0.05	December 25, 2019	December 23, 2026
David Fergusson	-	5,381	CHF 0.05	June 10, 2020	April 23, 2027
David Fergusson	-	6,624	CHF 0.05	September 4, 2020	August 23, 2027
David Fergusson	-	9,589	CHF 0.05	December 24, 2020	November 16, 2027
David Fergusson	-	12,784	CHF 0.05	December 24, 2020	December 23, 2027
David Fergusson	-	5,976	CHF 0.05	March 17, 2022	May 4, 2028
David Fergusson	-	6,272	CHF 0.05	March 17, 2022	August 9, 2028
David Fergusson	-	8,093	CHF 0.05	March 17, 2022	October 18, 2028
David Fergusson	-	10,271	CHF 0.05	March 17, 2022	December 12, 2028
Eric Pellaton	-	1,682	CHF 0.05	August 27, 2020	August 23, 2027
Eric Pellaton	-	5,549	CHF 0.05	December 8, 2020	November 16, 2027
Eric Pellaton	-	8,299	CHF 0.05	January 6, 2021	December 23, 2027
Eric Pellaton	-	4,553	CHF 0.05	May 10, 2021	May 4, 2028
Eric Pellaton	-	4,778	CHF 0.05	December 31, 2021	August 9, 2028
Eric Pellaton	-	6,166	CHF 0.05	December 31, 2021	October 18, 2028
Eric Pellaton	-	255,517	CHF 0.05	December 18, 2022	December 13, 2029
Eric Pellaton	-	7,826	CHF 0.05	December 19, 2022	December 12, 2028

Executive Directors
Carlos Moreira	-	22,000(2)	CHF 0.05	September 27, 2019	September 26, 2026
Carlos Moreira	-	575,765	CHF 0.05	November 25, 2021	November 24, 2028
Carlos Moreira	5,454,500	-	CHF 0.01	November 25, 2021	November 24, 2028
Carlos Moreira		1,835,506	CHF 0.05	December 14, 2022	December 13, 2029
Peter Ward	-	573,400	CHF 0.05	September 27, 2019	September 26, 2026
Peter Ward	-	1,127,300	CHF 0.05	November 25, 2021	November 24, 2028
Peter Ward	4,363,500	-	CHF 0.01	November 25, 2021	November 24, 2028
Peter Ward		1,468,405	CHF 0.05	December 14, 2022	December 13, 2029

Senior Management
Pierre Maudet	-	100,000	CHF 0.05	December 1, 2021	May 1, 2028
Carlos Moreno	-	152,000	CHF 0.05	March 18, 2020	September 26, 2026

(1)       Each option giving right to one Class B Share upon exercise.

(2)       Includes 22,000 options held by immediate family members.

Each Class A Share and each Class B Share give their respective owner one voting right.

Summary of Stock Plans

Employee Share Option Plan

We have the WISeKey Employee Share Option Plan in place, last amended on November 24, 2021 (the "WISeKey Share Ownership Plan"). The WISeKey Share Ownership Plan was originally adopted by WISeKey SA on January 1, 2012, as a continuation of the existing Stock Option Plans approved on December 31, 2007 and December 31, 2011, respectively, and, upon the listing of the Class B Shares on the SIX, amended to reflect the fact that WISeKey International Holding Ltd is the ultimate parent of the Group.

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

Subject in particular to the limitations which may be determined from time to time by the board of directors, options granted to Participants shall vest gradually on a straight-line basis over a period of three years from the grant date, provided, however, that the Participant may not exercise any options during the first year of employment or contractual relationship. Our board of directors may set shorter vesting periods for any Participant. The exercise period shall be seven years. Subject to certain exceptions, upon termination of the employment or contractual relationship between us or any of its subsidiaries or by the Participant, all options that are not vested held by the Participant shall be immediately forfeited without value, while vested options may be exercised by the Participant pursuant to the WISeKey Share Ownership Plan during a period of thirty days after the end of the employment or contractual relationship. The board of directors may grant options to employees, members of management and consultants, whose terms and conditions deviate from the WISeKey Share Ownership Plan.

Authorized Shares

As at December 31, 2022, the maximum number of our Class B Shares that may be issued to employees and Board members out of our conditional capital under our WISeKey Share Ownership Plan is 6,100,000 Class B Shares and 10,000,000 Class A Shares, based on the share capital of the Company registered with the commercial register of the Canton of Zug as at December 31, 2022.

Under the current plan, as at December 31, 2022, we had a total number of 7,031,754 options on Class B Shares outstanding, vested and non-vested, each of which entitles the respective Participant to receive an equal number of Class B Shares. Of these options, 36,521 have been granted to our advisors and 6,995,233 to our employees, contractors or Board members. Under the current plan, as at December 31, 2022, we also had a total number of 9,818,000 options on Class A Shares outstanding, all vested and granted to employees and Board members, each of which entitles the respective Participant to receive an equal number of Class A Shares. As of December 31, 2022, respectively 189,333 options on Class B Shares and nil option on Class A Shares had been exercised out of our conditional capital under our WISeKey Share Ownership Plan but not yet registered with the commercial register of the Canton of Zug as at December 31, 2022.

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

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our Class A and Class B Shares as at December 31, 2022 for each beneficial owner of 3% or more of our Class A and Class B Shares in line with the Swiss Financial Market Infrastructure Act ("FMIA") and the rules and regulations promulgated thereunder.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares issuable upon the exercise of options, warrants or other rights that are immediately exercisable or exercisable within 60 days of April 14, 2023. Percentage ownership calculations for each beneficial owner are based on 40,021,988 fully-paid and outstanding Class A Shares and 132,787,622 fully-paid and outstanding Class B Shares, as issued as at April 14, 2023, increased by the shares issuable to such beneficial owner within 60 days of April 14, 2023.

Name of beneficial owner	Total Class A Shares	Total Class B Shares	Total % of Outstanding Class A Shares(1)	Total % of Outstanding Class B Shares(1)	% Voting Power(2)
Carlos Moreira	45,291,013(3)	3,764,894 (3)	99.6	2.8	27.1
Joel Arber	-	10,636,175(4)	-	7.4	5.8
Moez Kassam	-	33,802,226(5)	-	20.5	16.5
Tibor Somlo	-	5,003,014(6)	-	3.8	2.9

(1)        Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares as issued as at April 14, 2023, increased, for each beneficial owner, by the shares issuable to such beneficial owner within 60 days of April 14, 2023.

(2)       Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares as issued as at April 14, 2023, increased, for each beneficial owner, by the shares issuable to such beneficial owner within 60 days of April 14, 2023, less 15,457,264 Class B shares held as treasury shares as at April 14, 2023.

(3)       The Total Class A Shares includes 5,454,500 options on Class A Shares held directly by Carlos Moreira. The Total Class B Shares includes 2,411,271 options on Class B Shares held directly by Carlos Moreira, and 44,000 shares and 22,000 options held by Mr. Moreira’s immediate family members. The options are immediately exercisable, subject to the holder not being in a restricted period. Each option on Class A Shares gives the holder the right to acquire one Class A share. Each option on Class B Shares gives the holder the right to acquire one Class B share. If Mr. Moreira were to convert all of his Class A Shares into Class B Shares assuming a conversion ratio of 5:1, he would beneficially own 12,823,096 Class B Shares, which would be 9.0% of the total percentage of outstanding Class B Shares increased by the 9,058,202 Class B Shares that would result from the conversion of Mr. Moreira’s Class A Shares and the 2,411,271 and 22,000 Class B Shares that would result from the conversion of the options held by, respectively, Mr. Moreira and an immediate family member, and 7.0% of the voting power based on the total number of fully paid-in outstanding Class A Shares and Class B Shares as issued as at April 14, 2023, increased by the 9,058,202 Class B Shares that would result from the conversion of Mr. Moreira’s Class A Shares and the 2,411,271 and 22,000 Class B Shares that would result from the conversion of the options held by, respectively, Mr. Moreira and an immediate family member, less 15,457,264 Class B shares held as treasury shares as at April 14, 2023.

(4)       This total is based on the information known to the Company and represents Class B Shares that would be immediately issuable or issuable within 60 days of April 14, 2023, in relation to options and convertible instruments beneficially held by Mr. Arber.

(5)       This total is based on the information known to the Company and includes 32,333,108 Class B Shares that would be immediately issuable or issuable within 60 days of April 14, 2022, in relation to options beneficially held by Mr. Kassam.

(6)       This total is based on the information known to the Company.

Regarding significant changes in the percentage ownership held by any major shareholders during the past three years, on incorporation in November 2015, our Chairman and CEO, Carlos Moreira contributed the full capital amount and was therefore the sole owner of the 10,000,000 Class A shares created in our company. On March 2, 2016, Mr. Moreira contributed his shares in WiseTrust SA to us in consideration for our issuance to him of 30,021,988 Class A Shares, which brought his total shareholding in our company to 40,021,988 Class A Shares (see below Item 7.B. Related Party Transactions). As a result, prior to the reverse acquisition on March 22, 2016 whereby WISeKey International Holding AG acquired the operations of WISeKey SA, Carlos Moreira held 100% of the share capital and voting rights of the 'empty shell' company WISeKey International Holding Ltd consisting of 40,021,988 Class A Shares. With the reverse acquisition, Carlos Moreira converted his shareholding in WISeKey SA into WISeKey International Holding Ltd Class B Shares at the same terms and conditions of exchange offered to all WISeKey SA shareholders, which increased his shareholding in our company by 160,700 Class B Shares representing 1.2% of outstanding Class B Shares and bringing his voting rights to 74.3% as at March 22, 2016. Then upon the listing of our company on March 31, 2016, Carlos Moreira entered into a lock-up agreement with several shareholders of Class B Shares whereby Mr. Moreira exchanged 11,421,320 of his Class A Shares for 2,284,264 Class B Shares corresponding to a ratio of 5:1. This brought Mr. Moreira's holding respectively to 71.5% of outstanding Class A Shares and 16.6% of outstanding Class B Shares, and his voting right to 56.8%, after the listing, as at March 31, 2016. Simultaneously, each of the holders of Class A Shares entered into an agreement with the Company, according to which such shareholder had given an undertaking not to sell or otherwise dispose of the Class A Shares. During the year 2017, Mr. Moreira carried out another exchange of 1,956,602 Class B Shares for 9,783,015 Class A Shares, bringing his ownership to 95.9% of outstanding Class A Shares and 2.0% of outstanding Class B Shares, and his voting right to 60.2% as at December 31, 2017. In 2018, a combination of exchange of Class B Shares for Class A Shares and sale of Class B shares to the company as debt repayment changed Mr. Moreira's shareholding to 38,508,733 Class A Shares and 259,995 Class B Shares, respectively 96.2% of outstanding Class A Shares and 0.9% of outstanding Class B Shares. In 2019, Mr. Moreira was granted 693,184 options on Class B Shares under the company’s ESOP. In 2020, Mr. Moreira exercised the 693,184 ESOP options on Class B Shares he was granted in 2019. In 2021, Mr. Moreira carried out two exchanges of a total of 265,556 Class B Shares for 1,327,780 Class A Shares, and was granted 5,454,500 options on Class A Shares and 575,765 options on Class B Shares under the company’s ESOP. In 2022, Mr. Moreira purchased 600,000 Class B Shares (including 10,000 ADSs equivalent to 100,000 Class B Shares) and was granted 1,835,506 options on Class B Shares under the company’s ESOP, bringing his ownership (excluding unexercised options) to 99.5% of outstanding Class A Shares and 1.3% of outstanding Class B Shares, and his voting right to 29.4% as at December 31, 2022.

In 2019, Peter Ward, a member of our Board and our CFO, was granted 573,400 options on Class B Shares under the company’s ESOP. In 2021, Mr. Ward was granted 4,363,500 options on Class A Shares and 1,127,300 options on Class B Shares under the company’s ESOP. In 2022, Mr. Ward was granted 1,468,405 options on Class B Shares under the company’s ESOP bringing his ownership (excluding unexercised options) to 0.5% of outstanding Class A Shares and his voting right to 0.1% as at December 31, 2022.

Our major shareholders do not have different voting rights than other shareholders of the same class of shares.

As at December 31, 2022, based on the list of registered shareholders, there were 5 record holders of our Class B shares showing as residing in the U.S., holding 33,402,374 of our Class B Shares, representing approximately 33.4% of our outstanding Class B Shares as at December 31, 2022. This includes 32,415,431 Class B Shares held under the name of The Bank of New York Mellon, the U.S. depositary bank for our ADSs, for which we have no information on the country of residency of the beneficial owners of such ADSs.

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

On March 2, 2016, Mr. Moreira contributed his shares in WiseTrust SA to us in consideration for our issuance to him of 30,021,988 Class A Shares, which brought his total shareholding in our company to 40,021,988 Class A Shares. The valuation of WiseTrust SA was based on its net assets as at December 31, 2015.

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

The structure of our company after the 2020 share exchange described above was as follows:

We do not currently hold the remaining 4.25% of the outstanding equity interest in WISeKey SA which is held by approximately 30 shareholders. We may elect to acquire these shares in the future through further bilateral negotiations or through a squeeze-out merger pursuant to the Swiss Merger Act. The exchange ratio in connection with such transaction would be determined at the time.

The table below includes a brief description of our group subsidiaries:

Group Company Name	Country of Incorporation	Year of incorporation	Share Capital		% ownership as at December 31, 2022	% ownership as at December 31, 2021	Nature of business
WISeKey SA	Switzerland	1999	CHF	933,436	95.75%	95.75%	Main operating company. Sales and R&D services
WISeKey Semiconductors SAS	France	2010	EUR	1,298,162	100.0%	100.0%	Chip manufacturing, sales & distribution
WiseTrust SA	Switzerland	1999	CHF	680,000	100.0%	100.0%	Non-operating investment company
WISeKey ELA SL	Spain	2006	EUR	4,000,000	100.0%	100.0%	Sales & support
WISeKey SAARC Ltd	U.K.	2016	GBP	100,000	51.0%	51.0%	Non trading
WISeKey USA Inc[1]	U.S.A	2005	USD	6,500	100%*	100%*	Sales & support
WISeKey India Private Ltd[2]	India	2016	INR	1,000,000	45.9%	45.9%	Sales & support
WISeKey IoT Japan KK	Japan	2017	JPY	1,000,000	100.0%	100.0%	Sales & distribution
WISeKey IoT Taiwan	Taiwan	2017	TWD	100,000	100.0%	100.0%	Sales & distribution
WISeCoin AG	Switzerland	2018	CHF	100,000	90.0%	90.0%	Sales & distribution
WISeKey Equities AG	Switzerland	2018	CHF	100,000	100.0%	100.0%	Financing, Sales & distribution
WISeKey Semiconductors GmbH	Germany	2019	EUR	25,000	100.0%	100.0%	Sales & distribution
WISeKey Arabia - Information Technology Ltd	Saudi Arabia	2019	SAR	200,000.00	51.0%	51.0%	Sales & distribution
WISe.Art AG3	Switzerland	2020	CHF	100,000	100.0%	100.0%	Sales & distribution
WISeKey Vietnam Ltd	Vietnam	2021	VND	689,400,000	95.75%	95.75%	R&D
SEALSQ Corp.[4]	British Virgin Islands	2022	USD	100	100.0%	n/a	Sales & support
WISeKey (Gibraltar) Limited	Gibralatar	2022	GBP	100	100.0%	n/a	Sales & support
Trust Protocol Association	Switzerland	2019	CHF	-	100.0%	100.0%	Association cofounded by WISeKey Equities AG involved in Internet security

1 50% owned by WISeKey SA and 50% owned by WiseTrust SA

2 88% owned by WISeKey SAARC which is controlled by WISeKey International Holding AG

3 Formerly TrusteCoin AG, formerly WiseAI AG, 100% owned by WISeKey International Holding AG from August 27, 2021

4 Formerly SEAL (BVI) Corp.

Spin-Off Of SEALSQ Corp and Related Transactions

SEALSQ Corp has filed a registration statement on Form F-1 pursuant to the Securities Act of 1933 with the U.S. Securities and Exchange Commission to effect a partial spin-off of SEALSQ Corp, currently a wholly-owned subsidiary that acts as the holding company for our semiconductor business. Such registration statement was declared effective by the SEC on March 29, 2023. The WISeKey shareholders approved the spin-off distribution at an Extraordinary General Meeting on April 27, 2023. SEALSQ has applied to have its Ordinary Shares listed on the Nasdaq Global Market under the ticker symbol “LAES”.

WISeKey proposes to distribute 20% of SEALSQ’s outstanding Ordinary Shares, to holders of WISeKey Class B Shares, including holders of WISeKey ADSs, and to holders of WISeKey Class A Shares, in each case as a partial spin-off distribution as a dividend in kind to such holders. WISeKey will initially retain 100% ownership of SEALSQ’s Class F Shares. SEALSQ will remain a subsidiary controlled and consolidated by WISeKey after the completion of the spin-off distribution. The transaction is expected to be completed on or about May 25, 2023, and remains subject to the applicable approvals and conditions to the transaction being satisfied or waived, including but not limited to, the approval of the listing of SEALSQ’s Ordinary Shares on the Nasdaq Global Market. There can be no assurance that the transaction will occur, or if one does, its terms or timing.

WISeKey Semiconductors SAS, which is a wholly owned subsidiary of SEALSQ, entered into a Revolving Credit Agreement with WISeKey International Holding AG on October 1, 2016. Under the terms of this agreement, several advances of funds were made by WISeKey International Holding AG to WISeKey Semiconductors SAS for the purposes of supporting the working capital requirements and ongoing operations. The loans initially accrued interest at a rate of 3% per annum, then at a rate of 2.5% per annum pursuant to the Third Amendment to the Revolving Credit Agreement dated November 3, 2022, and may be prepaid at any time. The credit period initially ended on December 31, 2017, but this has been extended through amendments to the original agreement. Following the Fourth Amendment to the Revolving Credit Agreement, all outstanding loans fell due on November 30, 2022.

On April 1, 2021, WISeKey Semiconductors SAS entered into a Debt Remission Agreement with WISeKey pursuant to which an outstanding amount of EUR 5 million (USD 5,871,714) owed to WISeKey was remitted without any compensation from WISeKey Semiconductors SAS. Per the terms of the Debt Remission, WISeKey will have the right to reinstate the debt and ask for repayment in fiscal years when WISeKey Semiconductors SAS achieves a positive income before income tax expense, in an amount calculated based on the income before income tax expense. As such, because of the repayment clause, the loan amounts covered by the Debt Remission continue to be shown as noncurrent liabilities payable to WISeKey International Holding AG.

WISeKey Semiconductors SAS also undertook several debt transfers with WISeKey International Holding AG and other subsidiary understandings of WISeKey International Holding AG dated June 28, 2021, December 31, 2021, June 30, 2022, August 31, 2022 and November 3, 2022. Under the terms of these agreements, amounts owed by WISeKey Semiconductors SAS were paid on WISeKey Semiconductors SAS’s behalf by WISeKey International Holding AG and the amounts were converted into loans due from WISeKey Semiconductors SAS to WISeKey International Holding AG. The loans initially accrued interest at a rate of 3% per annum, later amended to 2.5% per annum, and may be prepaid at any time. Following the first amendment to each of these agreements, all outstanding loans fell due on November 30, 2022.

WISeKey International Holding AG and WISeKey Semiconductors SAS entered into a Capital Increase Agreement on December 15, 2022 whereby an amount of EUR 7 million owed to WISeKey International Holding AG by WISeKey Semiconductors SAS was converted into a capital contribution by way of an offset with the outstanding debt under the Revolving Credit Agreement and the loans resulting from the above-mentioned debt transfers. Under the terms of this agreement, the capital of WISeKey Semiconductors SAS was increased by EUR 7 million and the balance owed to WISeKey International Holding AG was reduced by an equivalent amount.

WISeKey Semiconductors SAS undertook a debt transfer with WISeKey International Holding AG dated December 31, 2022. Under the terms of this agreement, an amount owed by WISeKey Semiconductors SAS was converted into a loan due from WISeKey Semiconductors SAS to WISeKey International Holding AG. The loans accrues interest at a rate of 2.5% per annum, and may be prepaid at any time. The loan falls due on December 31, 2024.

Following the Capital Increase Agreement, there were no balances outstanding under the Revolving Credit Agreement, and outstanding loans in the amount of USD 1,198,747 plus accumulated interests in the amount of USD 208,750 due from WISeKey Semiconductors SAS to WISeKey International Holding AG resulting from the above-mentioned debt transfers as at December 31, 2022.

On January 1, 2023, all outstanding balance were consolidated into a new loan agreement between WISeKey Semiconductors SAS and WISeKey International Holding AG. The Revolving Credit Agreement currently limits the amount of loans allowed under the agreement at USD 5.0 million, of which USD 1.4 million is currently outstanding. Under the terms of this agreement, USD 1,407,497 is owed to WISeKey International Holding AG by WISeKey Semiconductors SAS as a result of the historic advances made and debt transfers made for the purposes of supporting the working capital requirements and ongoing operations. The loan accrues interest at a rate of 2.5% per annum and may be prepaid at any time. The loan falls due on December 31, 2024.

WISeKey Semiconductors SAS, which is a wholly owned subsidiary of SEALSQ, has two loan agreements outstanding with WISeCoin AG dated April 1, 2019 and October 1, 2019. Under the terms of these agreements, WISeCoin AG agreed to extend to WISeKey Semiconductors SAS sufficient funds to enable it to carry out its business activities and fund its working capital requirements. These loans initially accrued interest at a rate of 3% per annum, later amended to 2.5% per annum, and may be prepaid at any time. Each loan falls due for repayment at such time as agreed between the two parties. The funds were originally extended when the former subsidiary undertaking of WISeKey Semiconductors SAS, WISeCoin R&D Lab France SAS, was owned by WISeCoin AG. When the ownership of WISeCoin R&D Lab France SAS was transferred to WISeKey Semiconductors SAS, and again when WISeCoin R&D Lab France SAS was merged into WISeKey Semiconductors SAS on 1 January 2021, the loans were transferred along with the remaining assets and liabilities of WISeCoin R&D Lab France SAS. As at December 31, 2022, the outstanding loans with WISeCoin AG, including accrued interests, amount to USD 3,009,234 and EUR 276,973 (USD 297,256).

WISeKey Semiconductors SAS, which is a wholly owned subsidiary of SEALSQ, has further service agreements with, respectively, WISeKey International Holding AG and WISeKey SA dated January 1, 2018, WISeKey Semiconductors GmbH dated April 1, 2019, and WISeKey USA Inc. dated January 1, 2019. Under the terms of these service agreements, the relevant WISeKey companies have agreed to make available to SEALSQ certain resources, including skilled staff, external consultants and advisors with knowledge across multiple domains including, but not limited to, sales and marketing accounting, finance, legal, taxation, business and strategy consulting, public relations, marketing, risk management, information technology and general management. Under the terms of this agreement, the relevant WISeKey company regularly invoices WISeKey Semiconductors SAS for the associated costs of providing these services.

WISeKey and SEALSQ further entered into a subscription agreement on January 1, 2023 pursuant to which WISeKey transferred the ownership of WISeKey Semiconductors SAS (formerly known as VaultIC SAS), a French semiconductor manufacturer and distributor, WISeKey IoT Japan KK, a Japan-based wholly owned sales subsidiary of WISeKey Semiconductors SAS, and WISeKey Semiconductors, Taiwan Branch, a Taiwan-based sales and support branch of WISeKey Semiconductors SAS, to SEALSQ in a share exchange for an aggregate consideration of USD 18.0 million in value (such value corresponding to the book value of WISeKey Semiconductors SAS in WISeKey International Holding AG's statutory financial statements). Under the terms of the subscription agreement, SEALSQ issued 1,499,700 Class F Shares and 7,501,400 Ordinary Shares to WISeKey International Holding AG in return for the entire issued share capital of WISeKey Semiconductors SAS.

WISeKey International Holding AG and SEALSQ entered into a service agreement under the terms of which certain members of staff and associated resources of WISeKey will be required to carry out certain tasks and duties on behalf of SEALSQ. In particular, the Chief Executive Officer and Chief Financial Officer of WISeKey will also carry out these roles for SEALSQ, while other tasks, such as the financial reporting and legal support of SEALSQ will be performed by officers of WISeKey International Holding AG and its affiliates. Under the terms of the service agreement, WISeKey agrees to provide these services to SEALSQ on a cost-plus basis and WISeKey will regularly invoice SEALSQ for the associated costs of providing these services.

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

Name of Shareholder	Number of Class A Shares Held	% of Share Capital Registered in the Commercial Register*	% Voting Rights**
Carlos Moreira	39,836,513	7.35%	28.48%
Peter Ward	185,475	0.04%	0.13%
Total as a Group	40,021,988	7.39%	28.61%

*        Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares, as reflected in our share capital registered with the commercial register of the Canton of Zug as at December 31, 2022.

**       Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares, as reflected in our share capital registered with the commercial register of the Canton of Zug as at December 31, 2022, less 457,264 Class B shares held as treasury shares as at December 31, 2022.

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

In the years ended December 31, 2022, December 31, 2021 and December 31, 2020, OISTE invoiced WISeKey respectively CHF 240,000 (USD 251,573), CHF 320,000 (USD 350,143) and CHF 351,125 (USD 374,300).

In 2022, 2021 and 2020, WISeKey charged OISTE fees of, respectively, CHF 51,066 (USD 53,529), CHF 39,918 (USD 42,552) for the facilities and personnel hosted by WISeKey SA on behalf of OISTE.

Transactions with Senior Management

As at December 31, 2022, the Company owed Carlos Moreira CHF 300,300, which consisted of accrued bonuses in relation to fiscal year 2022. This was paid to Mr. Moreira by the Company in January 2023.

In December 2020, the Company paid social charges and tax liabilities of CHF 62,368 on behalf of Nathalie Verjus. This liability had arisen from an exercise of options by Ms. Verjus in 2020. This payment created a loan to Ms. Verjus which was repaid in full in December 2022.

In December 2020, the Company paid social charges and tax liabilities of CHF 11,968 on behalf of John O’Hara. This liability had arisen from an exercise of options by Mr. O’Hara in 2020. This payment created a loan to Ms. Verjus which was repaid in full in December 2022.

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

A.	Consolidated Financial Statements and Other Financial Information

We have appended as part of this annual report our consolidated financial statements as at December 31, 2022 starting at page F-1.

For information on our dividend policy, see Item 10B. Memorandum and Articles of Association.

Legal Proceedings

We are not aware of any legal or arbitration proceedings against our company or any of its affiliates.

B.	Significant Changes

SEALSQ Corp has filed a registration statement on Form F-1 pursuant to the Securities Act of 1933 with the U.S. Securities and Exchange Commission to effect a partial spin-off of SEALSQ Corp, currently a wholly-owned subsidiary that acts as the holding company for our semiconductor business. Such registration statement was declared effective by the SEC on March 29, 2023. The WISeKey shareholders approved the spin-off distribution at an Extraordinary General Meeting on April 27, 2023. SEALSQ has applied to have its Ordinary Shares listed on the Nasdaq Global Market under the ticker symbol “LAES”.

WISeKey proposes to distribute 20% of SEALSQ’s outstanding Ordinary Shares, to holders of WISeKey Class B Shares, including holders of WISeKey ADSs, and to holders of WISeKey Class A Shares, in each case as a partial spin-off distribution as a dividend in kind to such holders. WISeKey will initially retain 100% ownership of SEALSQ’s Class F Shares. SEALSQ will remain a subsidiary controlled and consolidated by WISeKey after the completion of the spin-off distribution. The transaction is expected to be completed on or about May 25, 2023, and remains subject to the applicable approvals and conditions to the transaction being satisfied or waived, including but not limited to, the approval of the listing of SEALSQ’s Ordinary Shares on the Nasdaq Global Market. There can be no assurance that the transaction will occur, or if one does, its terms or timing.

For further information on any significant changes that have occurred since the date of our annual financial statements, see Item 5. Operating and Financial Review and Prospects and Note 41 of our consolidated financial statements as at December 31, 2022.

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

On April 14, 2023, the closing price of our Class B Shares on the SIX was CHF 0.21 per ordinary share and the closing price of the ADS on the NASDAQ Capital Market was USD 2.51 per ADS.

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

Ordinary Capital Increase, Authorized Share Capital, Conditional Share Capital and Capital Band

Under Swiss law, we may increase our share capital (Aktienkapital) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the board of directors within six months in order to become effective. Under our Articles of Association (the "Articles"), in the case of subscription and increase against payment of contributions in cash, when shareholders' statutory pre-emptive rights are safeguarded, a resolution passed by an absolute majority of the votes represented at the general meeting of shareholders is required. In the case of subscription and increase against contributions in kind or to fund acquisitions in kind, when shareholders' statutory pre-emptive rights are withdrawn or where transformation of reserves into share capital is involved, a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented is required.

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

Under the new corporate law reflected in the CO, effective January 1, 2023, if our board of directors wants to continue to make use of any authorized share capital beyond its expiration date, our board of directors will be required to seek shareholder approval and replace it with the new statutory instrument of the "capital band" (Kapitalband). Under a capital band, if approved by shareholders with a majority of two-thirds of the votes and the majority of the par value of the shares, each as represented at the general meeting, our board of directors may be granted authority to increase our share capital through the issuance of new shares within an upper limit to be specified in our Articles. The maximum statutory lower and upper limit is +/- 50% of the company's share capital registered in the commercial register at the time the capital band is adopted. The statutory expiration date of a capital band is five years.

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

Our Authorized Share Capital

Under our Articles in effect as of December 31, 2022, our board of directors is authorized at any time until June 24, 2024, to increase our share capital by a maximum aggregate amount of CHF 1,250,000 through the issuance of not more than 25,000,000, which would have to be fully paid-in, with a par value of CHF 0.05 each.

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

Under the new corporate law reflected in the CO, effective January 1, 2023, if our board of directors wants to continue to make use of the authorized share capital beyond its expiration date of June 24, 2024, our board of directors will be required to seek shareholder approval and replace it with the new statutory instrument of the "capital band" (Kapitalband). Under a capital band, if approved by shareholders with a majority of two-thirds of the votes and the majority of the par value of the shares, each as represented at the general meeting, our board of directors may be granted authority to increase our share capital through the issuance of new shares within an upper limit to be specified in our Articles. The maximum statutory lower and upper limit is +/- 50% of the company's share capital registered in the commercial register at the time the capital band is adopted. The statutory expiration date of a capital band is five years.

Our Conditional Share Capital

Our conditional share capital under our Articles in effect as of December 31, 2022 amounts to CHF 2,605,000, corresponding to 52,100,000 new Class B Shares, whereby CHF 2,300,000 of the conditional share capital is available for the issuance of up to 46,000,000 Class B Shares in connection with rights granted to third parties or shareholders in connection with Rights Bearing Obligations (as defined in art. 4b para. 1(a) of the Articles) and CHF 305,000, corresponding to 6,100,000 Class B Shares, is available for the issuance of Class B Shares in connection with the issuance of Class B Shares or Rights-Bearing Obligations granted to the members of the board of directors, members of the executive management, employees, consultants or other persons providing services to us or another company of the Group (art. 4b para. 1 (b) of the Articles).

In addition, our conditional share capital under our Articles in effect as of December 31, 2022 includes the authority to increase the share capital of the Company in an amount not to exceed CHF 100,000 by the issuance of up to 10,000,000 fully paid-in Class A Shares each in connection with the direct or indirect issuance of shares, options or related subscription rights to the members of the Board and members of executive management of the group.

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

The following powers are vested exclusively in the general meeting of shareholders:

•	adopting and amending our Articles;

•	electing the members of the board of directors, the chairman of the board of directors, the members of the nomination and compensation committee, the auditors and the independent proxy;

•	approving the management report (annual report), the annual statutory financial statements and consolidated financial statements;

•	approving the appropriation of earnings, including the payments of dividends and any other distributions of capital to shareholders;

•	determining any interim dividend and approving interim statutory financial statements required for such purposes;

•	resolving the repayment of statutory capital reserves;

•	consolidating shares ("reverse stock split");

•	granting discharge of the members of the board of directors and the members of the executive management from liability for their business conduct during the previous fiscal year;

•	ratifying the maximum aggregate amounts of compensation of the board of directors and the executive management team;

•	delisting our shares;

•	adopting any other resolutions that are reserved to the general meeting of shareholders by law or the Articles or that are submitted to the general meeting of the shareholders by the Board (unless the relevant matter is within the exclusive competence of the board of directors pursuant to Swiss law).

An extraordinary general meeting of shareholders may be called by a resolution of the board of directors or, under certain circumstances, by our auditor. In addition, the board of directors is required to convene an extraordinary general meeting of shareholders if, according to our current Articles, shareholders representing at least 10% of the share capital or, according to the views expressed in legal writing which is a persuasive authority in Switzerland, holding shares with an aggregate par value of CHF 1 million, request such general meeting of shareholders in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. Under the new corporate law included the CO, effective as of January 1, 2023, companies must amend their articles of association by the end of 2024 and reduce the relevant threshold applicable to the shareholders' right to request that a general meeting be convened to 5% of the share capital or votes. Upon such a shareholder request, the board of directors must make the publication necessary to convene a general meeting within 60 calendar days. If it appears from the annual stand-alone statutory balance sheet that half of the sum of our share capital, the non-distributable statutory capital reserves and the statutory profit reserves are not covered by our assets, the board of directors is required to take measures to remedy the capital loss situation of the company, where necessary take further measures to effect a financial restructuring of the company or request the general meeting to approve such measures as are within its authority.

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

Under Swiss corporate law and our Articles, approval by two-thirds of the shares present or represented at the meeting, and by the absolute majority of the par value of the shares present or represented is required for:

•	amending our corporate purpose;

•	consolidating shares ("reverse stock split");

•	increasing the share capital out of equity, against contributions in kind or for the purpose of acquiring specific assets and granting specific benefits;

•	limiting or withdrawing shareholder's pre-emptive rights;

•	creating a capital band or conditional share capital;

•	restricting the transferability of registered shares;

•	creating or cancelling shares with preference rights;

•	changing the currency in which the share capital is currently denominated;

•	introducing a casting vote for the Chairman at the general meeting;

•	introduction a provision in our Articles allowing general meetings to be held abroad;

•	delisting our shares;

•	relocating our registered office;

•	introducing an arbitration clause in our Articles;

•	restricting the exercise of the right to vote or the cancellation thereof;

•	resolving on our dissolution or liquidation; and

•	transactions among corporations based on Switzerland's Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of 2003, as amended (the "Swiss Merger Act") including a merger, demerger or conversion of a corporation.

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

Agenda Requests

Pursuant to Swiss law, one or more shareholders whose combined shareholdings represent the lower of (1) one tenth of the share capital or (2) an aggregate par value of at least CHF 1,000,000, may request that an item be included in the agenda for a general meeting of shareholders. Under the new corporate law reflected in the CO, effective as of January 1, 2023, companies must amend their articles of association by the end of 2024 and reduce the relevant threshold applicable to the shareholders' right to request that a specific item be included in the agenda for a general meeting of shareholders to 0.5% of the share capital or voting rights.

According to our current Articles, the shareholder's request must be received by us at least forty-five (45) calendar days in advance of the meeting to be timely. No previous notification will be required for proposals concerning items included on the agenda or for debates as to which no vote is taken.

Our business report, including the Company's financial information, the compensation report and the auditor's reports thereon must be made available for inspection by the shareholders at our registered office no later than 20 calendar days prior to the ordinary general meeting. Shareholders of record must be notified of this in writing.

Dividends and Other Distributions

We have never declared or paid cash dividends to our shareholders and we do not intend to pay cash dividends in the foreseeable future. However, on July 9, 2019, we commenced a public Class B share repurchase program, which we completed on July 7, 2022. During this program, through different transactions, we repurchased an aggregate of 1,074,305 shares, either directly as Class B Shares or indirectly by repurchasing ADSs, for a total purchase value of CHF 1,471,609 at an average purchase price of CHF 1.37 per Class B share. Shares and ADSs repurchased under our repurchase program may be used as consideration in potential future M&A transactions and for (1) our existing employee share incentive program, (2) convertible loans entered into by us and (3) on-demand equity lines available to us. The maximum aggregate amount of Class B Shares, including ADSs, that we could have repurchased under the Class B share repurchase program was 3,682,848 registered Class B shares with a nominal value of CHF 0.05 each. Otherwise, we currently intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors.

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

Under Swiss law, we may pay dividends only if we have sufficient distributable profits brought forward from the previous business years, or if we have distributable reserves, each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law and the Articles have been deducted. Under the new corporate law reflected in the CO, effective as of January 1, 2024, we may distribute interim dividends out of profit of the current business year, under certain conditions. Dividends and other distributions are made relative to nominal value of the shares.

Dividends paid on our shares out of available earnings are subject to Swiss withholding tax. See Item 10.E. Taxation.

Distributions out of issued share capital (i.e. the aggregate par value of our issued shares) may be made only by way of a share capital reduction. Such a capital reduction requires a resolution passed by an absolute majority of the shares present or represented at a general meeting of shareholders. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of our creditors remain fully covered despite the reduction in the share capital recorded in the commercial register. The share capital may be reduced below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is reestablished by sufficient new fully paid-up capital. The board of directors must further give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce and notify creditors that they may request, within one month of the public notice, satisfaction of or security for their claims. The notification may be given before or after general meeting of shareholders resolving on the par value reduction.

Distributable reserves are booked either as "retained earnings" (Bilanzgewinn; Gewinnvortrag) or as reserves from capital contributions (Kapitaleinlagereserven). Until December 31, 2022, under the CO, if our general reserves (réserve générale) amounted to less than 20% of our share capital recorded in the commercial register (i.e., 20% of the aggregate par value of our issued capital), then at least 5% of our annual profit had to be retained as general reserves. In addition, if our general reserves amounted to less than 50% of our share capital, 10% of the amounts distributed beyond payment of a dividend of 5% had to be retained as general reserves. Under the new corporate law reflected in the CO, effective as of January 1, 2023, 5% of our annual profit must be allocated to the statutory profit reserves until statutory capital reserves and statutory profit reserves amount to 50% of the share capital recorded in the commercial register (i.e., 50% of the aggregate par value of our issued capital). The CO permits us to accrue additional general reserves. Further, a purchase of our own shares (whether by us or a subsidiary) reduces the equity and thus the distributable dividends in an amount corresponding to the purchase price of such own shares. Finally, the CO under certain circumstances requires the creation of revaluation reserves which are not distributable.

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

Share Repurchase Program

On July 7, 2022, we completed our Class B share repurchase program which was put in place on July 9, 2019. Since the start of this program, through different transactions, we repurchased an aggregate of 1,074,305 shares, either directly as Class B Shares or indirectly by repurchasing ADSs, for a total purchase value of CHF 1,471,609 at an average purchase price of CHF 1.37 per Class B share. Shares and ADSs repurchased under our repurchase program may be used as consideration in potential future M&A transactions and for (1) our existing employee share incentive program, (2) convertible loans entered into by us and (3) on-demand equity lines available to us. The maximum aggregate amount of Class B Shares, including ADSs, that we could have repurchased under the Class B share repurchase program was 3,682,848 registered Class B shares with a nominal value of CHF 0.05 each.

Inspection of Books and Records

Under the CO, a shareholder has a right to inspect our share register with respect to his, her or its own shares and otherwise to the extent necessary to exercise his, her or its shareholder rights. No other person has a right to inspect our share register. Our books and correspondence may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of our business secrets. . Under the new corporate law reflected in the CO, effective as of January 1, 2023, shareholders representing together at least 5% of the share capital or voting rights may also inspect our books and correspondence, subject to similar conditions.

Special Investigation

If the shareholder inspection rights as outlined above prove to be insufficient in the judgment of the shareholder, any shareholder may propose to the general meeting of shareholders that specific facts be examined by a special independent auditor in a special investigation. If the general meeting of shareholders approves the proposal, we or any shareholder may, within 30 calendar days after the general meeting of shareholders, request a court sitting at our registered office in Zug, Switzerland to appoint a special auditor. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 5% of the share capital or the voting rights may request that the court appoint a special independent auditor. The court will issue such an order if the petitioners can demonstrate that the board of directors, any member of the board of directors or our executive management infringed the law or our Articles and thereby caused damages to us or the shareholders. The costs of the investigation would generally be allocated to us and only in exceptional cases to the petitioners.

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

Powers

The Board has the following non-delegable and inalienable powers and duties:

•	the ultimate direction of the business of the company and issuing of the relevant directives;

•	laying down the organization of the Company;

•	formulating accounting procedures, financial controls and financial planning;

•	appointing and removing persons entrusted with the management and representation of the Company and regulating the power to sign for the Company;

•	the ultimate supervision of those persons entrusted with management of the Company, with particular regard to adherence to law, our Articles as well as our regulations and directives;

•	issuing the business report (including the financial statements) and the compensation report, and preparing for the general meeting of shareholders and carrying out its resolutions;

•	all duties of the board of directors pursuant to the Swiss Merger Act;

•	filing an application for a debt restructuring moratorium and notifying the court in case of over-indebtedness; and

•	passing resolutions regarding the increase of the share capital, provided that it has the authority to do so and attesting to such capital increase, preparing of the capital increase report and the executing corresponding amendment to our Articles.

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

Principles of the Compensation of the Board of Directors and the Executive Management

We are subject to the Compensation Ordinance and the Directive on Information Relating to the Corporate Governance issued by the SIX (the "Corporate Governance Directive"). The Compensation Ordinance requires a "say on pay" approval mechanism for the compensation of the Board and the Executive Management pursuant to which the shareholders must vote on the compensation of the Board and the Executive Management on an annual basis. In accordance therewith, the Articles provide that the general meeting of shareholders must, each year, vote separately on the proposals by the Board regarding the maximum aggregate amounts of:

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

Board of Directors

The Articles set out the principles for the elements of the compensation of the members of the Board. The compensation of non-executive members of the Board consists of a fixed compensation and may consist of additional compensation elements and benefits. The compensation of the executive members of the Board may consist of fixed and variable compensation. The total compensation shall take into account the position and level of responsibility of the respective member of the Board. The general meeting of shareholders approves the proposals of the Board in relation to the maximum aggregate amount of the compensation of the Board for the term of office until the next annual general meeting of shareholders. Members of the Board who are our employees do not receive compensation for Board service. Consequently, Carlos Moreira, and Peter Ward, the only members of the Board who are also members of the executive management and/or employees of the Group, do not receive compensation for their Board service.

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

Notification and Disclosure of Substantial Share Interests

Under the applicable provisions of the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 2015, or the Financial Market Infrastructure Act ("FMIA"), persons who directly, indirectly or in concert with other parties acquire or dispose of our shares, purchase rights or obligations relating to our shares (the "Purchase Positions") or sale rights or obligations relating to our shares (the "Sale Positions"), and thereby, directly, indirectly or in concert with other parties reach, exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% or 66 1/3% of our voting rights (whether exercisable or not) must notify us and the Disclosure Office of the SIX of such acquisition or disposal in writing within four trading days. Within two trading days of the receipt of such notification, we must publish such information via the SIX's electronic publishing platform. For purposes of calculating whether a threshold has been reached or crossed, shares and Purchase Positions, on the one hand, and Sale Positions, on the other hand, may not be netted. Rather, the shares and Purchase Positions and the Sale Positions must be accounted for separately and may each trigger disclosure obligations if the respective positions reach, exceed or fall below one of the thresholds. In addition, actual share ownership must be reported separately if it reaches, exceeds or falls below one of the thresholds.

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

Comparison of Shareholder Rights

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
Mergers and similar arrangements

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.	Under Swiss law, with certain exceptions, a merger or a division of the corporation or a sale of all or substantially all of the assets of a corporation must be approved by two-thirds of the shares represented at the relevant general meeting of shareholders as well as the absolute majority of the par value of the shares represented at such shareholders' meeting. A shareholder of a Swiss corporation participating in a statutory merger or demerger pursuant to the Swiss Merger Act can file an appraisal right lawsuit against the surviving company. As a result, if the consideration is deemed "inadequate," such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that such shareholder receives the fair value of the shares held by such shareholder. Swiss law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of the voting rights without a vote by shareholders of such subsidiary, if the shareholders of the subsidiary are offered the payment of the fair value in cash as an alternative to shares.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Shareholders' suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.	Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may, to a limited extent, have a similar effect. An appraisal lawsuit won by a shareholder can be acted upon by any person who has the same legal status as the claimant. Also, a shareholder is entitled to bring suit against directors for breach of, among other things, their fiduciary duties and claim the payment of damages. However, unless the company is subject to bankruptcy proceedings, or if the relevant shareholder can demonstrate having suffered a loss in a personal capacity, a shareholder will only be allowed to ask for payment of damages to the corporation. Under Swiss law, the winning party is generally entitled to recover attorneys' fees incurred in connection with such action, provided, however, that the court has discretion to permit the shareholder whose claim has been dismissed to recover attorneys' fees incurred to the extent he acted in good faith.

Shareholder vote on board and management compensation

Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.	Pursuant to the Swiss Ordinance against excessive compensation in listed stock corporations, the general meeting of shareholders has the non-transferable right, amongst others, to have a binding vote each year on the compensation due to the board of directors, executive management and advisory boards.

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

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

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

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

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

The burden of proof for a violation of these duties is with the corporation or with the shareholder bringing a suit against the director.

Directors also have an obligation to treat shareholders that are in similar situations equally.

Shareholder action by written consent

A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.	Until December 31, 2022, shareholders of a Swiss corporation could only exercise their voting rights in a general meeting of shareholders and could not act by written consent. Under the new corporate law reflected in the CO, effective as of January 1, 2023, shareholders of a Swiss corporation may now act by written consents, unless a shareholder or their representative requests an oral debate.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

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

Under the new corporate law reflected in the CO, effective as of January 1, 2023, companies must amend their articles of association by the end of 2024 and reduce the relevant thresholds applicable to (i) the shareholders' right to call a general meeting of shareholders to 5% of the share capital or voting rights, and (ii) the shareholders' right to request that a specific item be included in the agenda for a general meeting of shareholders to 0.5% of the share capital or voting rights.

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

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation provides for it.	Cumulative voting would be permitted under Swiss corporate law; however, we are not aware of any company that has cumulative voting. An annual individual election of all members of the board of directors for a term of office of one year (i.e. until the end of the following annual general meeting) is mandatory for listed Swiss companies.

Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	A Swiss corporation may remove, with or without cause, any director at any time with a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. The articles of association may require the approval by a qualified majority of the shares represented at a meeting for the removal of a director.

Transactions with interested shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation's outstanding voting stock within the past three years.	No such specific rule applies to a Swiss corporation.

Dissolution; Winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.	A dissolution and winding up of a Swiss corporation requires the approval by two-thirds of the shares represented as well as the absolute majority of the par value of the shares represented at a general meeting of shareholders passing a resolution on such dissolution and winding up. The articles of association may increase the voting thresholds required for such a resolution.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Variation of rights of shares

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.	A Swiss corporation may modify the rights of a classes of shares with (1) a resolution passed by an absolute majority of the shares represented at the general meeting of shareholders and (2) a resolution passed by an absolute majority of the shares represented at the special meeting of the affected preferred shareholders. The issuance of shares that are granted more voting power requires the approval by two-thirds of the shares represented as well as the absolute majority of the par value of the shares represented at the relevant general meeting of shareholders.

Amendment of governing documents

A Delaware corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	The articles of association of a Swiss corporation may be amended with a resolution passed by an absolute majority of the shares represented at such meeting, unless otherwise provided in the articles of association. There are a number of resolutions, such as an amendment of the stated purpose of the corporation and the introduction of a capital band and conditional capital, that require the approval by two-thirds of the votes and an absolute majority of the par value of the shares represented at a shareholders' meeting. The articles of association may increase the voting thresholds.

Inspection of books and records

Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Swiss corporation may only inspect books and records if the general meeting of shareholders or the board of directors approved such inspection and only if confidential information possessed by a corporation is protected. Under the new corporate law reflected in the CO, effective as of January 1, 2023, shareholders representing together at least 5% of the share capital or voting rights may also inspect books and records, provided confidential information is protected. A shareholder is only entitled to receive information to the extent required to exercise such shareholders' rights, subject to the interests of the corporation. The right to inspect the share register is limited to the right to inspect that shareholder's own entry in the share register.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

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

Under the new corporate law reflected in the CO, effective January 1, 2023, if the board of directors wants to continue to make use of any authorized share capital beyond its expiration, the board of directors will be required to seek shareholder approval and replace it with the new statutory instrument of the "capital band" (Kapitalband). Under a capital band, if approved by shareholders with a majority of two-thirds of the votes and the majority of the par value of the shares, each as represented at the general meeting, the board of directors may be granted authority to increase the share capital through the issuance of new shares within an upper limit to be specified in the articles of association. The maximum statutory lower and upper limit is +/- 50% of the company's share capital registered in the commercial register at the time the capital band is adopted. The statutory expiration date of a capital band is five years.

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

Yorkville Standby Equity Distribution Agreement

On February 8, 2018, the Company entered into the SEDA with Yorkville. Pursuant to the SEDA, the Company has the right, at any time during a five-year period, to request Yorkville, in one or several steps, to subscribe for Class B Shares up to an aggregate subscription amount of CHF 50,000,000. After several drawdowns made by WISeKey under the SEDA in 2019, 2020 and 2021, in the aggregate amount of CHF 4,356,045, the remaining amount available for drawdown is CHF 45,643,955 as at December 31, 2022. As long as a sufficient number of Class B Shares is provided through share lending, WISeKey has the right to make drawdowns under the SEDA at its discretion by requesting Yorkville to subscribe for (if the Class B Shares are issued out of authorized share capital) or purchase (if the Class B Shares are delivered out of treasury) Class B Shares worth up to CHF 5,000,000 each, subject to certain exceptions and limitations (including the exception that a drawdown request by WISeKey shall in no event cause the aggregate number of Class B Shares held by Yorkville to meet or exceed 4.99% of the total number of shares registered with the commercial register of the Canton of Zug). The subscription price for each subscription request of the Company corresponds to 93% of the lowest daily VWAP of a Class B Share, as traded and quoted on the SIX, over the five trading days following the drawdown request by WISeKey. If the Company elects to exercise its rights under the SEDA, the issuance of Class B Shares would dilute the Company's shareholders' interest in the Company. As at December 31, 2022, the remaining amount available for drawdown by the Company under the SEDA is CHF 45,643,955 (USD 49,375,851 at closing rate) and, as at December 31, 2022, the estimated maximum number of Class B Shares deliverable under the SEDA is 294,477,130 Class B Shares at CHF 0.155 per Class B Share (calculated based on the closing price of a Class B Share on December 30, 2022 of CHF 0.1672 per Class B Share, discounted by 7%). The actual price, at which the Company may drawdown under the SEDA is subject to change, and, therefore, the number of Class B Shares deliverable to Yorkville may vary.

As at December 31, 2022, the Company held 457,264 Class B Shares as treasury shares available for delivery under the SEDA, either directly or through a subsidiary. Depending on WISeKey's capital requirements, this amount of Class B Shares may not be sufficient, and the Company may issue Class B Shares out of its authorized share capital for further drawdowns under the SEDA and delivery to Yorkville. If such number of Class B Shares is not sufficient for delivery to Yorkville in connection with drawdowns under the SEDA, the Company may, instead of issuing the required additional number of Class B Shares to Yorkville directly, issue additional Class B Shares for delivery under the SEDA as follows. The additional Class B Shares would be subscribed for by WISeKey Equities AG (WISeKey Equities), a direct, wholly owned subsidiary of the Company. WISeKey Equities would subscribe for the Class B Shares at nominal value and upon issuance of such Class B Shares, on-sell the Class B Shares back to the Company at nominal value plus a fee as consideration for providing the subscription service. The Company would hold the new Class B Shares in treasury and deliver them to Yorkville in accordance with the terms of the SEDA.

COVID-19 Credit Facility with UBS SA

On March 26, 2020, two members of the Group entered into the Covid loans to borrow funds under the Swiss Government supported COVID-19 Credit Facility with UBS SA. Under the terms of the Agreement, UBS has lent such Group members a total of CHF 571,500. The loans are repayable in full by March 30, 2028, as amended, being the eighth anniversary of the date of deposit of the funds by UBS. Semi-annual repayments have started since March 31, 2022 and will be spread on a linear basis over the remaining term. The full repayment of the loans is permitted at any time. The interest rate is determined by Swiss COVID-19 Law and currently the Covid loans carry an interest rate of 0%. There were no fees or costs attributed to the Covid loans and as such there is no debt discount of debt premium associated with the loan facility. Under the terms of the loans, the relevant companies are required to use the funds solely to cover the liquidity requirements of the Company. In particular, the Company cannot use the funds for the distribution of dividends and directors' fees as well as the repayment of capital contributions, the granting of active loans; refinancing of private or shareholder loans; the repayment of intra-group loans; or the transfer of guaranteed loans to a group company not having its registered office in Switzerland, whether directly or indirectly linked to applicant. During the years to December 31, 2021 and 2022, WISeKey repaid, respectively, CHF 70,000 and CHF 83,800 out of the loans. Therefore, as at December 31, 2022, the outstanding balance on the loans was CHF 417,700 (USD 451,852).

Warrants Issued to Crede

In connection with a convertible loan agreement WISeKey entered into with Crede on September 28, 2018 (which matured on October 30, 2020), the Company granted to Crede, on September 28, 2018, 408,247 warrants for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Crede Warrants as at December 31, 2022 is 408,247 Class B Shares. The Crede Warrants were amended on September 18, 2020 to extend the exercise period and may be exercised by Crede at any time on or before October 29, 2023 at an exercise price per Crede Warrant equal to CHF 3.84 per Class B Share. The Class B Shares issued to Crede in connection with the Crede Warrants would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of Crede Warrants will dilute the Company's shareholders' interests in the Company.

In connection with a second convertible loan, the Company granted to Crede on August 7, 2020, 1,675,885 warrants for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Second Crede Warrants as at December 31, 2022 is 1,675,885 Class B Shares. The Second Crede Warrants may be exercised by Crede at any time on or before September 14, 2023 at an exercise price per warrant equal to CHF 1.375 per Class B Share, as amended. The Class B Shares issued to Crede in connection with the Second Crede Warrants would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the Second Crede Warrants will dilute the Company's shareholders' interests in the Company.

Warrants Issued to GTO

In connection with, an Agreement for the Issuance and Subscription of Convertible Notes WISeKey entered into with GTO on December 8, 2020, the Company granted GTO warrants to acquire Class B Shares at an exercise price of the higher of (a) 120% of the 5-trading day VWAP of the Class B Shares on the SIX Swiss Stock Exchange over the 5 trading days immediately preceding the relevant subscription request and (b) CHF 1.50. The number of warrants granted at each tranche subscription was calculated as 15% of the principal amount of each subscription divided by the GTO Warrant Exercise Price. Each warrant agreement has a 5-year exercise period starting on the relevant subscription date. As at December 31, 2022, a total of 1,319,161 warrants have been issued for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the GTO Warrants as at December 31, 2022 is 1,319,161 Class B Shares. The GTO Warrants may be exercised by GTO at any time until the fifth anniversary of their respective grant at the GTO Warrant Exercise Price. The Class B Shares issued to GTO in connection with the GTO Warrants would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the GTO Warrants will dilute the Company's shareholders' interests in the Company.

Agreement for the Subscription of up to $22M Convertible Notes with L1

On June 29, 2021, WISeKey entered into the L1 Facility with L1, as amended on September 27, 2021 and March 3, 2022, pursuant to which L1 committed to grant loans, in several tranches and in the form of convertible notes, to WISeKey up to a maximum amount of USD 22,000,000, subject to certain conditions, over a period of 24 months. The L1 Convertible Notes bear interest at a rate of 6% per annum. Subject to a cash redemption right of WISeKey, the L1 Convertible Notes are mandatorily convertible into Class B Shares within a period of 24 months from issuance of the respective L1 Convertible Notes, extendable under certain conditions by a maximum of 6 months. Conversion takes place upon request by L1 during the L1 Conversion Period, but in any case no later than at the expiry of the L1 Maximum Conversion Period. The conversion price applied to the principal amount of the L1 Convertible Notes and accrued interest, converted into CHF at the relevant exchange rate will be (a) for the tranches subscribed under the original agreement, the lower of (i) 95% of the lowest volume weighted average price of Class B Shares on the SIX Swiss Exchange during the five trading days preceding the relevant conversion date and (ii) depending on the tranche, a fixed conversion price ranging from CHF 4 to CHF 7.50, and (b) for the tranches subscribed under the amendment dated September 27, 2021 and March 3, 2022, 90% of the lowest volume weighted average price of Class B Shares on the SIX Swiss Exchange during the ten trading days preceding the relevant conversion date. WISeKey made several loan subscriptions in 2021 and 2022 under the L1 Facility and there is no remaining amount available for loans as at December 31, 2022. In 2021, L1 requested to convert L1 Convertible Notes issued in 2021 for a total amount of USD 13,500,000, resulting in the issuance of 11,858,831 Class B Shares to L1. In 2022, L1 requested to convert L1 Convertible Notes issued in 2021 and 2022 for a total amount of USD 7,100,000, resulting in the issuance of 29,225,645 Class B Shares to L1. The conversion of the subscriptions under the L1 Facility into Class B Shares will dilute the Company's shareholders' interest in the Company. L1 requested to convert some but not all L1 Convertible Notes issued in 2021 and 2022. As at December 31, 2022, L1 Convertible Notes in an aggregate amount of USD 1,400,000 remained unconverted and there is no remaining amount available for loans, therefore, as at December 31, 2022, the estimated maximum number of Class B Shares deliverable under the L1 Facility is 9,670,583 Class B Shares at a conversion price of CHF 0.15 per Class B Share for the tranches subscribed under the amendment dated March 3, 2022 (calculated based on the closing price of a Class B Share on the SIX on December 30, 2022 of CHF 0.1672 discounted by 10%). Note that the actual price at which L1 may convert each tranche under the L1 Facility is subject to change, and, therefore, the number of Class B Shares deliverable to L1 may vary.

Warrants Issued to L1

In connection with the L1 Facility, the Company granted L1 the option to acquire Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WIHN Class B Share on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 5.00. The number of warrants granted at each tranche subscription is calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. As at December 31, 2022, a total of 7,990,672 warrants for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the L1 Warrants as at December 31, 2022 is 7,990,672 Class B Shares. The L1 Warrants may be exercised by L1 at any time until the third anniversary of their respective grant at the L1 Warrant Exercise Price.

Agreement for the Subscription of up to $22M Convertible Notes with Anson

On June 29, 2021, WISeKey entered into the Anson Facility with Anson, as amended on September 27, 2021, pursuant to which Anson committed to grant loans, in several tranches and in the form of convertible notes, to WISeKey up to a maximum amount of USD 22,000,000, subject to certain conditions, over a period of 24 months. The Anson Convertible Notes bear interest at a rate of 6% per annum. Subject to a cash redemption right of WISeKey, the Anson Convertible Notes are mandatorily convertible into Class B Shares within a period of 24 months from issuance of the respective Anson Convertible Notes, extendable under certain conditions by a maximum of 6 months. Conversion takes place upon request by Anson during the Anson Conversion Period, but in any case no later than at the expiry of the Anson Maximum Conversion Period. The conversion price applied to the principal amount of the Anson Convertible Notes and accrued interest, converted into CHF at the relevant ex-change rate will be (a)  for the tranches subscribed under the original agreement, the lower of (i) 95% of the lowest volume weighted average price of Class B Shares on the SIX Swiss Exchange during the five trading days preceding the relevant conversion date and (ii), depending on the tranche, a fixed conversion price ranging from CHF 4 to CHF 7.50, and (b) for the tranches subscribed under the amendment dated September 27, 2021, 90% of the lowest volume weighted average price of Class B Shares on the SIX Swiss Exchange during the ten trading days preceding the relevant conversion date. WISeKey made several loan subscriptions in 2021 under the Anson Facility and the remaining amount available for loans as at December 31, 2022 is USD 5,500,000. In 2021, Anson requested to convert Anson Convertible Notes issued in 2021 for a total amount of USD 9,800,000, resulting in the issuance of 8,228,262 Class B Shares to Anson. In 2022, Anson requested to convert Anson Convertible Notes issued in 2021 for a total amount of USD 6,700,000, resulting in the issuance of 14,351,699 Class B Shares to Anson. The conversion of the subscriptions under the Anson Facility into Class B Shares will dilute the Company's shareholders' interest in the Company. As at December 31, 2022, Anson had requested to convert all Anson Convertible Notes issued in 2021, therefore there is no unconverted Anson Convertible Notes. As at December 31, 2022, the remaining amount available for subscription by the Company under the Anson Facility is USD 5,500,000, therefore, as at December 31, 2022, the estimated maximum number of Class B Shares deliverable under the Anson Facility is 37,962,806 Class B Shares at a conversion price of CHF 0.15 per Class B Share for the tranches subscribed under the amendment dated September 27, 2021 (calculated based on the closing price of a Class B Share on the SIX on December 30, 2022 of CHF 0.1672 discounted by 10%). Note that the actual price at which Anson may convert each tranche under the Anson Facility is subject to change, and, therefore, the number of Class B Shares deliverable to Anson may vary.

Warrants Issued to Anson

In connection with the Anson Facility, the Company granted Anson the option to acquire Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WIHN Class B Shares on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 5.00. The number of warrants granted at each tranche subscription is calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. As at December 31, 2022, a total of 2,821,922 warrants for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Anson Warrants as at December 31, 2022 is 2,821,922 Class B Shares. The Anson Warrants may be exercised by Anson at any time until the third anniversary of their respective grant at the Anson Warrant Exercise Price. Should the remaining amount available for subscription by the Company under the Anson Facility of USD 5,500,000 be subscribed for, the estimated maximum number of warrants deliverable under the Anson Facility is 7,602,130 for the acquisition of an equal number of Class B Shares. As a result, assuming the Anson Facility is fully subscribed for, the maximum total number of Class B Shares that are issuable under the Anson Facility as at December 31, 2022 is 10,424,052 Class B Shares. The Class B Shares issuable to Anson in connection with the Total Anson Warrants would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the Total Anson Warrants will dilute the Company's shareholders' interests in the Company. Note that the actual volume-weighted average price of the trading day immediately preceding the subscription date at each subscription used to calculate the number of warrants granted to Anson is subject to change, and, therefore, the number of Class B Shares deliverable to Anson may vary.

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

Taxation of Distributions

As stated above under Item 10B. Memorandum and Articles of Association, we do not intend to pay cash dividends in the foreseeable future. If we do make distributions of cash or property with respect to ADSs, subject to the passive foreign investment company rules described below, any such distributions (before reduction for any amounts withheld in respect of Swiss withholding tax), other than certain pro rata distributions of ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received with respect to ADSs by a U.S. Holder that is an individual will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends so long as (i) the ADSs are listed on NASDAQ or we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the payment of the dividends, and are not, in the year of the payment of the dividends, a passive foreign investment company as defined for U.S. federal income tax purposes (a “PFIC”). U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of Swiss income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder's income on the date of the depositary's receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Generally, any gain or loss resulting from foreign currency exchange fluctuations during the period from the date the dividend payment is included in a U.S. Holder's income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for taxation as "qualified dividend income." Such gain or loss generally will be treated as U.S.-source income to U.S. Holders.

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

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain "look-through" rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, "passive income." For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains.

We believe we may have been a PFIC for our taxable year ending December 31, 2022. The determination of whether we are a PFIC is fact-intensive and made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. In particular, the uncertainty as to our PFIC status for 2022 is attributable to various factors, including facts surrounding the sale of our arago shares and post-closing matters as well as uncertainty in valuing our assets, including goodwill, the value of which is determined in part by reference to our market capitalization, which fluctuated significantly in 2022. Because we currently own a substantial amount of cash, and the valuation of our assets may be determined in part by reference to the market price of our common shares from time to time, which may fluctuate considerably, there is a risk that will be a PFIC for our taxable year ending December 31, 2023 and future years. However, our PFIC status for any taxable year can only be determined after the close of the taxable year and will depend upon the composition of our assets and income and the value of our assets, which may be determined by reference to our market value and which may fluctuate significantly over time. Therefore, there can be no assurance with respect to our PFIC status for our current taxable year or any future taxable year .

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

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ADSs, provided that the ADSs are "marketable." ADSs will be marketable if they are "regularly traded" on a "qualified exchange" or other market within the meaning of applicable Treasury regulations. Our ADSs are listed on NASDAQ, which is a “qualified exchange” for these purposes. Consequently, if our ADSs remain listed on NASDAQ and are regularly traded, and you are a U.S. Holder of ADSs, we expect the mark-to-market election would be available to you if we are a PFIC. U.S. Holders should consult their own tax advisers as to the whether a mark-to-market election is available or advisable with respect to the ADSs. If a U.S. Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder's tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a valid mark-to-market election is made for any year in which we are a PFIC, distributions will be treated as described above under “—Taxation of Distributions” except that the preferential tax rates on dividends paid to non-corporate U.S. Holders will not apply. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.

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

As discussed previously, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns ADSs during any year in which we are a PFIC, the holder generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder's federal income tax return for that year.

U.S. Holders should consult their tax advisers concerning whether we are or were a PFIC and the potential application of the PFIC rules.

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

SWISS TAX CONSIDERATIONS

Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax

Non-Resident Shareholders

Holders of or shares or ADSs representing our shares who are not resident in Switzerland for tax purposes, and who, during the relevant taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason (all such shareholders are hereinafter referred to as the "Non-Resident Shareholders"), will not be subject to any Swiss federal, cantonal or communal income tax on dividends and similar cash or in-kind distributions on ADSs representing our shares (including dividends on liquidation proceeds and stock dividends) (hereinafter referred to as the "Dividends"), distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) on shares underlying the ADSs, or capital gains realized on the sale or other disposition of ADSs (see, however, paragraph 1.3 "Swiss Federal Withholding Tax" for a summary of Swiss federal withholding tax on Dividends).

Resident Private Shareholders

Individuals resident of Switzerland or otherwise subject to Swiss taxation who hold their ADSs as private assets (all such shareholders are hereinafter referred to as the "Resident Private Shareholders") are required to include Dividends, but not distributions of the nominal value of the shares underlying the ADSs based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) of the shares underlying the ADSs, in their personal income tax return and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant taxation period, including the Dividends, but not the distributions of the nominal value of the shares underlying the ADSs based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen). Capital gains resulting from the sale or other dispositions of ADSs are not subject to Swiss federal, cantonal and communal income tax, and conversely, capital losses are not tax-deductible for Resident Private Shareholders. See paragraph 1.1(C) "Domestic Commercial Shareholders" for a summary of the taxation treatment applicable to Swiss resident individuals, who, for income tax purposes, are classified as "professional securities dealers".

Domestic Commercial Shareholders

Corporate and individual shareholders who are resident in Switzerland for tax purposes or otherwise subject to Swiss taxation and corporate and individual shareholder who are not resident in Switzerland, and who, in each case, hold their ADSs as part of a trade or business carried on in Switzerland, in the case of corporate and individual shareholders not resident in Switzerland, through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize Dividends, distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) received on shares underlying the ADSs and capital gains or losses realized on the sale or other disposition of ADSs in their income statement for the relevant taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period. The same taxation treatment also applies to Swiss-resident private individuals who, for income tax purposes, are classified as "professional securities dealers" for reasons of, inter alia, frequent dealing, or leveraged investments in ADSs and other securities (the shareholders referred to in this paragraph 1.1.(C), hereinafter for the purposes of this section, as the "Domestic Commercial Shareholders"). Domestic Commercial Shareholders who are corporate taxpayers may be eligible for the participation relief (Beteiligungsabzug) in respect of Dividends and distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) if the shares underlying the ADSs held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million.

Swiss Cantonal and Communal Private Wealth Tax and Capital Tax

Non-Resident Shareholders

Non-Resident Shareholders are not subject to Swiss cantonal and communal private wealth tax or capital tax.

Resident Private Shareholders and Domestic Commercial Shareholders

Resident Private Shareholders and Domestic Commercial Shareholders who are individuals are required to report their ADSs as part of private wealth or their Swiss business assets, as the case may be, and will be subject to Swiss cantonal and communal private wealth tax on any net taxable wealth (including the ADSs), in the case of Domestic Commercial Shareholders to the extent the aggregate taxable wealth is allocated to Switzerland. Domestic Commercial Shareholders who are corporate taxpayers are subject to Swiss cantonal and communal capital tax on taxable capital to the extent the aggregate taxable capital is allocated to Switzerland.

Swiss Federal Withholding Tax

Dividends that the Company pays on the shares underlying the ADSs are subject to Swiss Federal withholding tax (Verrechnungssteuer) at a rate of 35% on the gross amount of the Dividend. The Company is required to withhold the Swiss federal withholding tax from the Dividend and remit it to the Swiss Federal Tax Administration. Distributions of the nominal value of the shares underlying the ADSs based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) are not subject to Swiss federal withholding tax.

The Swiss federal withholding tax on a Dividend will be refundable in full to a Resident Private Shareholder and to a Domestic Commercial Shareholder, who, in each case, inter alia, as a condition to refund, duly reports the Dividend in his or her individual income tax return as income or recognizes the Dividends in its income statement as earnings, as applicable.

A Non-Resident Shareholder may be entitled to a partial refund of the Swiss federal withholding tax on Dividend if the country of his or her residence for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the conditions of such treaty are met. Such shareholders should be aware that the procedures for claiming tax treaty benefits (and the time required for obtaining a refund) might be different from country to country. For example, a shareholder who is resident of the U.S. for the purposes of the bilateral treaty between the U.S. and Switzerland is eligible for a refund of the amount of the withholding tax in excess of the 15% treaty rate, provided such shareholder: (i) qualifies for benefits under this treaty and qualifies as beneficial owner of the Dividends; (ii) holds, directly or indirectly, less than 10% of the voting stock of the Company; (iii) does not qualify as a pension scheme or retirement arrangement for the purpose of the bilateral treaty; and (iv) does not conduct business through a permanent establishment or fixed place of business based in Switzerland to which the ADSs are attributable. Such an eligible U.S. shareholder may apply for a refund of the amount of the withholding tax in excess of the 15% treaty rate. The applicable refund request form may be filed with the Swiss Federal Tax Administration following receipt of the Dividend and the relevant deduction certificate, however no later than December 31 of the third year following the calendar year in which the Dividend was payable.

Swiss Federal Stamp Taxes

Any dealings in the ADSs, where a bank or another Swiss securities dealer, as defined in the Swiss Federal Stamp Tax Act, acts as intermediary or is a party to the transaction, are, subject to certain exemptions provided for in the Swiss Federal Stamp Tax Act, subject to Swiss securities turnover tax at an aggregate tax rate of up to 0.15% of the consideration paid for such ADSs.

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

I.	Subsidiary Information

Not applicable.

J.	Annual report to security holders

The Company intends to submit any annual report provided to security holders in electronic format as an exhibit to a Current Report on Form 6-K.

Item	11. Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks primarily related to foreign currency exchange rates, commodity prices, and changes in the value of investment securities. The Company is not exposed to interest rate risks because all its financial instruments have fixed interest rate terms.

The table below shows the balances of our market risk sensitive instruments, which are financial instruments, as at the end of the latest fiscal year grouped by functional currency, and the expected cash flows from these instruments for each of the next five years. The contractual cash flows are presented on an undiscounted cash flow basis, including interest expense. For those instruments where the lender has the choice to settle the repayment of principal and interests in cash or in shares, we have assumed that all amounts would be repaid in cash; this table therefore shows the maximum expected cash flows. Additional details on the financial instruments considered are available in Note 26 of our consolidated financial statements for the year ended December 31, 2022.

				Expected cash flows by period
Market risk sensitive instruments (USD'000)	Net carrying amount	Principal amount and interests	Weighted average effective interest rate per annum	Total	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	More than 5 years
Debt and convertible note obligations:
- held by entities with CHF functional currency	4,482	4,482	0%	4,482	4,133	103	103	103	38	-
- held by entities with GBP functional currency	73	73	0%	73	73	-	-	-	-	-
Total contractual obligations	4,555	4,555		4,555	4,206	103	103	103	38	-

Foreign currency exchange rate risk

For information about the foreign currency exchange rate risk see Item 5.A. Operating Results.

Commodity price risk

The Company has only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw material. Our raw material inventory was USD 4,523,000 as at December 31, 2022. A change in those prices may affect our gross margin, however because the inventory balance is relatively small in comparison with our total assets, the Company does not enter into commodity futures, forwards or any other hedge instrument to manage fluctuations in prices of anticipated purchases.

Risk of changes in the value of investment securities

As at December 31, 2022, the Company had three investment securities apart from the investments in consolidated subsidiaries:

-	an investment in equity securities at fair value of USD 1,180 (see Note 21 of our consolidated financial statement as at December 31, 2021),

-	an investment in equity securities at cost of USD 472,222 (see Note 20 of our consolidated financial statement as at December 31, 2021), and

-	an investment in equity securities at cost of USD 7,000,000 fully impaired in 2020 (see Note 20 of our consolidated financial statement as at December 31, 2022).

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

Depositary Payments

In 2022, we did not receive any payments or reimbursements from The Bank of New York Mellon, the depositary bank of our ADS program.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, management concluded that, as of December 31, 2022, our internal control over financial reporting is effective based on those criteria.

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

Item 16C. Principal Accounting Fees and Services

(a) Audit Fees: The aggregate fees billed for professional services rendered by the principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements amounted to CHF 948,742 (USD 994,490) and CHF 634,692 (USD 694,478) respectively for the years ended December 31, 2022 and 2021.

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

In the years ended December 31, 2022 and 2021, BDO has not provided services other that those rendered for the audit of our annual financial statements or in connection with statutory and regulatory filings or engagements.

(f) Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2022, the Company purchased its own Class B Shares as per detail below:

Period	(a) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	(d) Maximum Number of Shares that may Yet Be Purchased Under the Plans or Programs
Janauary 1 to January 31, 2022	135,360	USD 0.74	135,360	2,608,543
Total	135,360	USD 0.74	135,360	2,608,543
1. Column (a) shows shares purchased as part of our share buyback program which was approved by the Board of directors on June 18, 2019 and publicly announced on July 08, 2019. WISeKey has received approval from the Swiss Takeover Board to purchase up to 3,682,848 of its class B shares. This maximum amount of shares is equivalent to 10% of the registered share capital of the Company. The shares were purchased in the open market starting July 9, 2019 for a period of 3 years until July 7, 2022. The share buyback program ended on July 8, 2022.

Item 16F. Change in Registrant's Certifying Accountant

None.

Item 16G. Corporate Governance

See Item 6.C. Board Practices for significant ways in which our corporate governance practices differ from NASDAQ’s standards.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 17.	Financial Statements

The Company has elected to furnish the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

The consolidated financial statements and related notes required by this Item 18 are included in this annual report beginning on page F-1.

Item 19.	Exhibits

Index to Exhibits

Exhibit No.	Description

1.1*	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

2.1*	Form of Specimen Certificate for Class B Shares of the Registrant (incorporated by reference to Exhibit 2.1 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

2.2*	Form of Registrant's American Depositary Receipt (incorporated by reference to form of ADR filed pursuant to Rule 424(b)(3) on June 21, 2022 under the F-6 Registration Statement for the Registrant’s American Depositary Shares (Reg No. 333-224780)).

2.4	Amended and Restated Deposit Agreement, dated as of May 19, 2022, among the Registrant, the Depositary and the Owners and Beneficial Owners of the American Depositary Shares issued thereunder.

2.5	Description of Securities registered under Section 12 of the Exchange Act.

4.1*	WISeKey Employee Share Option Plan, as amended on November 24, 2021 (incorporated by reference to Exhibit 4.1 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.2*	Form of indemnification agreement by and between Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 4.2 of Amendment No.1 to WISeKey International Holding AG’s registration statement on the Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.3*	Convertible Loan Agreement by and between Registrant and Crede CG III, Ltd., dated as of September 28, 2018 (incorporated by reference to Exhibit 4.3 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.4*	Warrant Agreement by and between Registrant and Crede CG III, Ltd., dated as of September 28, 2018 (incorporated by reference to Exhibit 4.4 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.5*	Convertible Loan Agreement by and between Registrant and YA II PN, Ltd., dated as of June 27, 2019 (incorporated by reference to Exhibit 4.5 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.6*	Warrant Agreement by and between Registrant and YA II PN, Ltd., dated as of June 27, 2019 (incorporated by reference to Exhibit 4.6 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.7*	Standby Equity Distribution Agreement by and between Registrant and YA II PN, Ltd., dated as of February 8, 2018 (incorporated by reference to Exhibit 4.7 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.8*	Share Subscription Facility Agreement by and among Registrant, GEM Global Yield Fund LLC SCS and GEM Investments America, LLC, dated as of January 19, 2016 (incorporated by reference to Exhibit 4.8 of WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on October 30, 2019).

4.9*	Warrant to Purchase Ordinary Shares by and between Registrant and GEM Global Yield Fund LLC SCS, dated as of May 6, 2016 (incorporated by reference to Exhibit 4.9 of WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on October 30, 2019).

4.10*	Master Purchase Agreement by and between Cisco Systems International B.V. and INSIDE Secure, dated as of August 25, 2014 (incorporated by reference to Exhibit 4.10 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.11*	Buffer Stock Agreement by and between WISeKey Semiconductors and Key Tronic Corporation, dated as of June 9, 2017 (incorporated by reference to Exhibit 4.11 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.12*	Supplier Agreement by and between Vault-IC France and UTAC Headquarters Pte. Ltd, dated as of September 19, 2016 (incorporated by reference to Exhibit 4.12 of WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on October 30, 2019).

4.13*	Service Level Agreement by and among Inside Secure, Presto Engineering HVM and Presto Engineering, Inc., dated as of June 30, 2015 (incorporated by reference to Exhibit 4.13 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). (1)

4.14*	First Amendment to Service Level Agreement, by and among Inside Secure, Presto Engineering HVM and Presto Engineering, Inc., dated as of May 26, 2016 (incorporated by reference to Exhibit 4.14 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). (1)

4.15*	Second Amendment to Service Level Agreement, by and among WISeKey Semiconductors, Presto Engineering HVM and Presto Engineering, Inc., dated as of June 25, 2018 (incorporated by reference to Exhibit 4.15 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). (1)

4.16*	SafeNet Supplier Agreement by and between SafeNet, Inc. and Inside Secure SA, dated as of March 26, 2012 (incorporated by reference to Exhibit 4.16 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.17*	PicoPass License Agreement by and between Inside Secure and HID Global Corporation, dated as of December 8, 2014 (incorporated by reference to Exhibit 4.17 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). (1)

4.18*	Collaboration Agreement by and between Organisation Internationale pour la Sécurité de Transactions Electroniques OISTE and WISeKey SA, dated as of June 20, 2018 (incorporated by reference to Exhibit 4.18 of WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on October 30, 2019).

4.19*	Credit Agreement, dated as of April 4, 2019, by and between ExWorks Capital Fund I, L.P. and WISeCoin AG. (incorporated by reference to Exhibit 4.19 to the Form 20-F for the year ended December 31, 2019, as filed with the SEC on March 13, 2020) (1)

4.20*	Convertible Term Loan Facility Agreement, dated as of December 16, 2019, by and between Long State Investment Limited and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.20 to the Form 20-F for the year ended December 31, 2019, as filed with the SEC on March 13, 2020). (1)

4.21*	Convertible Loan Agreement, dated as of March 4, 2020, between WISeKey International Holding AG and YA II PN, LTD. (incorporated by reference to Exhibit 4.21 to the Form 20-F for the year ended December 31, 2019, as filed with the SEC on March 13, 2020). (1)

4.22*	English summary of Credit COVID-19 Loan Agreement, dated March 26, 2020, between WISeKey International Holding AG and UBS SA. (incorporated by reference to Exhibit 4.22 to the Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 29, 2021).

4.23*	English summary of Credit COVID-19 Loan Agreement, dated March 26, 2020, between WISeKey SA and UBS SA. (incorporated by reference to Exhibit 4.23 to the Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 29, 2021).

4.24*	Agreement for the Issuance and Subscription of Convertible Notes, dated May 18, 2020, between WISeKey International Holding AG and Nice & Green SA. (incorporated by reference to Exhibit 4.24 to the Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 29, 2021).

4.25*	Convertible Loan Agreement, dated August 07, 2020, between WISeKey International Holding AG and Crede CG III, Ltd. (incorporated by reference to Exhibit 4.25 to the Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 29, 2021).

4.26*	Warrant Agreement, dated August 07, 2020, between WISeKey International Holding AG and Crede CG III, Ltd. (incorporated by reference to Exhibit 4.26 to the Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 29, 2021).

4.27*	First Amendment, dated September 18, 2020, to the Warrant Agreement dated September 28, 2018, between WISeKey International Holding AG and Crede CG III, Ltd. (incorporated by reference to Exhibit 4.27 to the Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 29, 2021).

4.28*	First Amendment, dated September 18, 2020, to the Warrant Agreement dated August 07, 2020, between WISeKey International Holding AG and Crede CG III, Ltd. (incorporated by reference to Exhibit 4.28 to the Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 29, 2021).

4.29*	Agreement for the Issuance and Subscription of Convertible Notes, dated December 08, 2020, between WISeKey International Holding AG and GLOBAL TECH OPPORTUNITIES 8. (incorporated by reference to Exhibit 4.29 to the Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 29, 2021).

4.30*	Third Convertible Loan Agreement, dated November 18, 2020, between WISeKey International Holding AG, arago GmbH, Aquilon Invest GmbH, and OGARA GmbH. (incorporated by reference to Exhibit 4.30 to the Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 29, 2021).

4.31*	Investment and Shareholders’ Agreement, dated January 27, 2021, between arago GmbH, Aquilon Invest GmbH, OGARA GmbH, Mr. Hans-Christian Boos and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.31 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.32*	Agreement for the Subscription of up to $22M Convertible Notes, dated June 29, 2021, between L1 Capital Global Opportunities Master Fund and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.32 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.33*	Agreement for the Subscription of up to $22M Convertible Notes, dated June 29, 2021, between Anson Investments Master Fund LP and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.33 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.34*	First Amendment to the Subscription Agreement, dated September 27, 2021, between WISeKey International Holding AG and L1 Capital Global Opportunities Master Fund. (incorporated by reference to Exhibit 4.34 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.35*	First Amendment to the Subscription Agreement, dated September 27, 2021, between WISeKey International Holding AG and Anson Investments Master Fund LP. (incorporated by reference to Exhibit 4.35 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.36*	Draft term sheet, dated April 29, 2021, between arago GmbH and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.36 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.37*	Amendment Agreement to Draft Term Sheet, dated July 28, 2021, between arago GmbH, Mr. Hans-Christian Boos and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.37 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.38*	Amendment Agreement to Draft Term Sheet, dated January 24, 2022, between arago GmbH, Mr. Hans-Christian Boos and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.38 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.39*	Second Amendment to the Subscription Agreement, dated March 1, 2022, between WISeKey International Holding AG and L1 Capital Global Opportunities Master Fund. (incorporated by reference to Exhibit 4.39 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.40*	Share Purchase and Transfer Agreement, dated March 14, 2022, between OGARA GmbH, Neutrino Energy Property GmbH & Co KG, Aquilon Invest GmbH and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.40 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.41	Second Amendment to the Subscription Agreement, dated January 31, 2023, between WISeKey International Holding AG and Anson Investments Master Fund LP.

8.1	List of significant subsidiaries of the Registrant.

12.1	Certification of Carlos Moreira, Chief Executive Officer of WISeKey International Holding AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Peter Ward, Chief Financial Officer of WISeKey International Holding AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Carlos Moreira, Chief Executive Officer of WISeKey International Holding AG, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Peter Ward, Chief Financial Officer of WISeKey International Holding AG, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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
Date: April 28, 2023

WISeKey Consolidated Financial Statements

for Years Ended December 31, 2020, 2021 and 2022

1.	Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

WISeKey International Holding AG

6300 Zug

Switzerland

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of WISeKey International Holding AG (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income / (loss), of changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Zurich, Switzerland, April 27, 2023

BDO AG

/s/ Philipp Kegele	/s/ Sascha Gasser
Philipp Kegele	Sascha Gasser

We have served as the Company's auditor since 2015.

2.	Consolidated Statements of Comprehensive Income/(Loss)

	12 months ended December 31,			Note ref.
USD'000	2022	2021	2020

Net sales	23,814	17,646	14,779	31
Cost of sales	(13,588)	(9,893)	(8,578)
Depreciation of production assets	(132)	(301)	(736)
Gross profit	10,094	7,452	5,465

Other operating income	2,073	183	43	32
Research & development expenses	(3,862)	(5,618)	(6,012)
Selling & marketing expenses	(7,275)	(9,111)	(7,355)
General & administrative expenses	(11,466)	(14,066)	(10,673)
Total operating expenses	(20,530)	(28,612)	(23,997)
Operating loss	(10,436)	(21,160)	(18,532)

Non-operating income	3,937	2,509	1,127	34
Debt conversion expense	(827)	(325)	-
Gain on derivative liability	-	-	44
Interest and amortization of debt discount	(168)	(1,057)	(458)	26
Non-operating expenses	(5,551)	(3,426)	(11,079)	35
Loss before income tax expense	(13,045)	(23,459)	(28,898)

Income tax income / (expense)	3,238	(13)	(9)	36
Loss from continuing operations, net	(9,807)	(23,472)	(28,907)

Discontinued operations:				14
Net sales from discontinued operations	1,805	4,612	-
Cost of sales from discontinued operations	(978)	(2,976)	-
Total operating and non-operating expenses from discontinued operations	(5,274)	(2,364)	-
Income tax recovery from discontinued operations	25	106	-
Loss on disposal of a business, net of tax on disposal	(15,026)	-	-
Income / (loss) on discontinued operations	(19,449)	(622)	-

Net income / (loss)	(29,255)	(24,094)	(28,907)

Less: Net income / (loss) attributable to noncontrolling interests	(1,780)	(3,754)	(248)
Net income / (loss) attributable to WISeKey International Holding AG	(27,475)	(20,340)	(28,659)

Earnings per share from continuing operations
Basic	(0.09)	(0.33)	(0.68)	38
Diluted	(0.09)	(0.33)	(0.68)	38
Earnings per share from discontinued operations
Basic	(0.17)	(0.01)	-	38
Diluted	(0.17)	(0.01)	-	38

Earning per share attributable to WISeKey International Holding AG
Basic	(0.24)	(0.28)	(0.67)	38
Diluted	(0.24)	(0.28)	(0.67)	38

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(1,434)	(1,534)	1,729
Change in unrealized gains related to available-for-sale debt securities	-	1,965	5,385
Reclassifications out of the OCI arising during period	1,156	-	-	14
Defined benefit pension plans:				27
Net gain (loss) arising during period	2,934	1,572	1,189
Reclassification adjustments		(7,350)
Other comprehensive income / (loss)	2,656	(5,347)	8,303
Comprehensive income / (loss)	(26,599)	(29,441)	(20,604)

Other comprehensive income / (loss) attributable to noncontrolling interests	(964)	187	(95)
Other comprehensive income / (loss) attributable to WISeKey International Holding AG	3,620	(5,534)	8,398

Comprehensive income / (loss) attributable to noncontrolling interests	(2,744)	(3,567)	(343)
Comprehensive income / (loss) attributable to WISeKey International Holding AG	(23,855)	(25,874)	(20,261)

The accompanying notes are an integral part of these consolidated financial statements.

3.	Consolidated Balance Sheets

	As at December 31,	As at December 31,	Note ref.
USD'000	2022	2021
ASSETS
Current assets
Cash and cash equivalents	20,706	34,201	7
Restricted cash, current	108	110	8
Accounts receivable, net of allowance for doubtful accounts	2,573	2,979	9
Notes receivable from employees and related parties	67	68	10
Inventories	7,510	2,710	11
Prepaid expenses	831	1,198
Current assets held for sale	-	689	14
Other current assets	1,380	555	12
Total current assets	33,175	42,510

Noncurrent assets
Notes receivable, noncurrent	64	190	13
Deferred income tax assets	3,295	1	36
Deferred tax credits	694	848	15
Property, plant and equipment net of accumulated depreciation	842	573	16
Intangible assets, net of accumulated amortization	98	105	17
Finance lease right-of-use assets	-	171	18
Operating lease right-of-use assets	2,289	2,941	18
Goodwill	8,317	8,317	19
Equity securities, at cost	472	501	20
Equity securities, at fair value	1	1	21
Noncurrent assets held for sale	-	32,391	14
Other noncurrent assets	249	256	22
Total noncurrent assets	16,321	46,295
TOTAL ASSETS	49,496	88,805

LIABILITIES
Current Liabilities
Accounts payable	13,401	14,786	23
Notes payable	4,196	4,206	24
Deferred revenue, current	174	92	31
Current portion of obligations under finance lease liabilities	-	55	18
Current portion of obligations under operating lease liabilities	592	595	18
Income tax payable	57	11
Current liabilities held for sale	-	4,567	14
Other current liabilities	409	440	25
Total current liabilities	18,829	24,752

Noncurrent liabilities
Bonds, mortgages and other long-term debt	1,850	458	26
Convertible note payable, noncurrent	1,267	9,049	26
Deferred revenue, noncurrent	23	100	30
Operating lease liabilities, noncurrent	1,727	2,468	18
Employee benefit plan obligation	1,759	4,769	27
Other deferred tax liabilities	8	62
Noncurrent liabilities held for sale	-	5,712	14
Other noncurrent liabilities	8	56
Total noncurrent liabilities	6,642	22,674
TOTAL LIABILITIES	25,471	47,426
Commitments and contingent liabilities	28

SHAREHOLDERS' EQUITY
Common stock - Class A	400	400	29
CHF 0.01 par value
Authorized - 50,021,988 and 40,021,988 shares
Issued and outstanding - 40,021,988 and 40,021,988 shares
Common stock - Class B	5,334	4,685	29
CHF 0.05 par value
Authorized - 177,419,580 and 138,058,468
Issued - 100,294,518 and 88,120,054
Outstanding - 99,837,254 and 80,918,390
Treasury stock, at cost (457,264 and 7,201,664 shares held)	(371)	(636)	29
Additional paid-in capital	280,597	268,199
Accumulated other comprehensive income / (loss)	5,935	1,407	30
Accumulated deficit	(265,635)	(238,160)
Total shareholders'equity attributable to WISeKey shareholders	26,260	35,895
Noncontrolling interests in consolidated subsidiaries	(2,235)	5,484
Total shareholders' equity	24,025	41,379
TOTAL LIABILITIES AND EQUITY	49,496	88,805

The accompanying notes are an integral part of these consolidated financial statements.

4.	Consolidated Statements of Changes in Shareholders’ Equity

	Number of common shares		Common Share Capital
USD'000	Class A	Class B	Class A	Class B	Total share capital	Treasury Shares	Additional paid-in capital	Share subscription in progress	Accumulated deficit	Accumulated other comprehensive income / (loss)	Total stockholders' equity	Non controlling interests	Total equity
As at December 31, 2020	40,021,988	47,622,689	400	2,490	2,890	(505)	224,763	1	(217,820)	6,940	16,269	(1,843)	14,426
Common stock issued[1]	-	-	-	-	-	-	(154)	-	-	-	(154)	-	(154)
Options exercised[1]	-	30,497	-	2	2	-	2	(1)	-	-	3	-	3
Stock-based compensation	-	-	-	-	-	-	3,783	-	-	-	3,783	-	3,783
Changes in treasury shares	-	28,386,037	-	1,528	1,528	(1,528)	-	-	-	-	-	-	-
Yorkville SEDA	-	-	-	-	-	250	160	-	-	-	410	-	410
Crede convertible loan	-	3,058,358	-	174	174	56	3,512	-	-	-	3,742	-	3,742
GTO Facility	-	9,022,473	-	491	491	259	14,620	-	-	-	15,370	-	15,370
L1 Facility	-	-	-	-	-	645	12,387	-	-	-	13,032	-	13,032
Anson Facility	-	-	-	-	-	453	9,126	-	-	-	9,579	-	9,579
Change in Ownership within the Group	-	-	-	-	-	-	-	-	-	-	-	(26)	(26)
Acquisition of Arago Group	-	-	-	-	-	-	-	-	-	-	-	10,921	10,921
Share buyback program	-	-	-	-	-	(266)	-	-	-	-	(266)	-	(266)
Net loss	-	-	-	-	-	-	-	-	(20,340)	-	(20,340)	(3,754)	(24,094)
Other comprehensive income / (loss)	-	-	-	-	-	-	-	-	-	(5,533)	(5,533)	186	(5,347)
As at December 31, 2021	40,021,988	88,120,054	400	4,685	5,085	(636)	268,199	-	(238,160)	1,407	35,895	5,484	41,379
Common stock issued[1]	-	-	-	-	-	-	(80)	-	-	-	(80)	-	(80)
Options exercised[1]	-	171,942	-	9	9	-	16	-	-	-	25	-	25
Stock-based compensation	-	-	-	-	-	-	744	-	-	-	744	-	744
Changes in treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-
L1 Facility	-	3,678,608	-	197	197	175	5,424	-	-	-	5,796	-	5,796
Anson Facility	-	8,323,914	-	443	443	193	5,783	-	-	-	6,419	-	6,419
Production capacity investment loan	-	-	-	-	-	-	511	-	-	-	511	-	511
NCI cancellation TrusteCoin	-	-	-	-	-	-	-	-	-	-	-	8	8
Disposal of Arago entities	-	-	-	-	-	-	-	-	-	908	908	(4,983)	(4,075)
Share buyback program	-	-	-	-	-	(103)	-	-	-	-	(103)	-	(103)
Net income	-	-	-	-	-	-	-	-	(27,475)	-	(27,475)	(1,780)	(29,255)
Other comprehensive income / (loss)	-	-	-	-	-	-	-	-	-	3,620	3,620	(964)	2,656
As at December 31, 2022	40,021,988	100,294,518	400	5,334	5,734	(371)	280,597	-	(265,635)	5,935	26,260	(2,235)	24,025
1. The articles of association of the Company had not been fully updated as of December 31, 2022 with the shares issued out of conditional capital.

The accompanying notes are an integral part of these consolidated financial statements.

5.	Consolidated Statements of Cash Flows

	12 months ended December 31,
USD'000	2022	2021	2020

Cash Flows from operating activities:
Net Income (loss)	(29,255)	(24,094)	(28,907)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant & equipment	446	513	988
Amortization of intangible assets	156	481	604
Write-off loss / (gain)	1,333	-	-
Impairment charge	-	-	7,000
Debt conversion expense	827	325	-
Interest and amortization of debt discount	168	1,057	458
Loss / (gain) on derivative liability	-	-	(44)
Stock-based compensation	744	3,783	393
Bad debt expense	4	18	24
Inventory obsolescence impairment	554	-	457
Increase (decrease) in defined benefit pension liability, net of unrealized gains and losses	13	(570)	66
Income tax expense / (recovery) net of cash paid	(3,268)	(131)	9
Other non cash expenses /(income)
Expenses settled in equity	85	146	14
Loss on disposal of a business	15,026	-	-
Unrealized gains related to available-for-sale debt securities recorded in the income statement after acquisition of arago	-	(5,553)	-
Unrealized and non cash foreign currency transactions	1,378	172	800
Other	-	300	455

Changes in operating assets and liabilities, net of effects of businesses acquired
Decrease (increase) in accounts receivables	227	207	870
Decrease (increase) in inventories	(5,354)	(236)	313
Decrease (increase) in other current assets, net	(621)	737	46
Decrease (increase) in deferred research & development tax credits, net	154	464	1,176
Decrease (increase) in other noncurrent assets, net	8	1,805	53
Increase (decrease) in accounts payable	137	2,061	2,386
Increase (decrease) in deferred revenue, current	(34)	(723)	213
Increase (decrease) in income taxes payable	45	8	(8)
Increase (decrease) in other current liabilities	210	(2,370)	(199)
Increase (decrease) in deferred revenue, noncurrent	(77)	81	9
Increase (decrease) in other noncurrent liabilities	(50)	(272)	326
Net cash provided by (used in) operating activities	(17,144)	(21,791)	(12,550)

Cash Flows from investing activities:
Sale / (acquisition) of equity securities	-	(476)	-
Sale / (acquisition) of property, plant and equipment	(303)	(36)	(52)
Sale of a business, net of cash and cash equivalents divested	(181)	-	-
Acquisition of a business, net of cash and cash equivalents acquired	-	(2,013)	(3,845)
Net cash provided by (used in) investing activities	(484)	(2,525)	(3,897)

Cash Flows from financing activities:
Proceeds from options exercises	16	4	68
Proceeds from issuance of Common Stock	-	226	2,194
Proceeds from convertible loan issuance	4,820	44,362	22,053
Proceeds from debt	2,000	-	646
Repayments of debt	(2,246)	(5,276)	(2,344)
Payments of debt issue costs	(303)	(2,341)	-
Repurchase of treasury shares	(102)	-	(1,135)
Net cash provided by (used in) financing activities	4,185	36,975	21,482

Effect of exchange rate changes on cash and cash equivalents	(102)	(63)	82

Cash and cash equivalents and restricted cash
Net increase (decrease) during the period	(13,545)	12,596	5,117
Balance, beginning of period	34,359	21,763	16,646
Balance, end of period	20,814	34,359	21,763

Reconciliation to balance sheet
Cash and cash equivalents	20,706	34,201	19,650
Restricted cash, current	108	110	2,113
Cash and cash equivalents from discontinued operations	-	48	-
Balance, end of period	20,814	34,359	21,763

Supplemental cash flow information
Cash paid for interest, net of amounts capitalized	53	490	250
Cash paid for incomes taxes	6	-	46
Noncash conversion of convertible loans into common stock	13,800	43,704	12,946
Restricted cash received for share subscription in progress	-	-	1
Net effects of business acquired and disposed of (noncash)	2,831	-	-
Purchase of equity securities	-	476	-
ROU assets obtained from operating lease	29	2,375	544

The accompanying notes are an integral part of these consolidated financial statements.

6.   Notes to the Consolidated Financial Statements

Note 1.      The WISeKey Group

WISeKey International Holding AG, together with its consolidated subsidiaries (“WISeKey” or the “Group” or the “WISeKey Group”), has its headquarters in Switzerland. WISeKey International Holding AG, the ultimate parent of the WISeKey Group, was incorporated in December 2015 and is listed on the Swiss Stock Exchange, SIX SAG, with the valor symbol “WIHN” since March 2016 and on the NASDAQ Capital Market exchange with the valor symbol “WKEY” since December 2019.

The Group develops, markets, hosts and supports a range of solutions that enable the secure digital identification of people, content and objects, by generating digital identities that enable its clients to monetize their existing user bases and at the same time, expand its own eco-system. WISeKey generates digital identities from its current products and services in Cybersecurity Services, IoT (Internet of Things), Digital Brand Management and Mobile Security. In the first half of 2022, the Group decided to divest its Artificial Intelligence (“AI”) segment and sell arago GmbH in order to refocus on its core operations.

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

The Group incurred a net operating loss of USD 10.4 million and had positive working capital of USD 14.3 million as at December 31, 2022, calculated as the difference between current assets and current liabilities. Based on the Group’s cash projections for the next 12 months to April 30, 2024, it has sufficient liquidity to fund operations and financial commitments. Historically, the Group has been dependent on equity financing to augment the operating cash flow to cover its cash requirements. Any additional equity financing may be dilutive to shareholders.

On February 8, 2018 the Group entered into a Standby Equity Distribution Agreement (“SEDA”) with YA II PN, Ltd., a fund managed by Yorkville Advisors Global, LLC (“Yorkville”). Pursuant to the SEDA, Yorkville commits to provide equity financing to WISeKey in the aggregate amount of up to CHF 50.0 million in exchange for WIHN Class B Shares over a three-year period. Provided that a sufficient number of WIHN Class B Shares is provided through share lending, WISeKey has the right to make drawdowns under the SEDA, at its discretion, by requesting Yorkville to subscribe for (if the WIHN Class B Shares are issued out of authorized share capital) or purchase (if the WIHN Class B Shares are delivered out of treasury) WIHN Class B Shares worth up to CHF 5.0 million by drawdown, subject to certain exceptions and limitations. On March 4, 2020, the SEDA was extended by 24 months to March 31, 2023. In the year 2022, WISeKey did not make any drawdown on the facility. As at December 31, 2022, the outstanding equity financing available for drawdown until March 31, 2023 was CHF 45,643,955.

On June 29, 2021, WISeKey entered into an Agreement for the Subscription of up to $22M Convertible Notes (the “Anson Facility”) with Anson Investments Master Fund LP (“Anson”), pursuant to which Anson commits to grant a loan to WISeKey for up to a maximum amount of USD 22 million divided into tranches of variable sizes, during a commitment period of 24 months ending June 28, 2023.

On September 27, 2021, WISeKey and Anson signed the First Amendment to the Subscription Agreement (the “Anson First Amendment”), pursuant to which, for the remaining facility, WISeKey has the right to request Anson to subscribe for four “accelerated” note tranches of up to USD 2,750,000 each or any other amount agreed between the parties (the “Anson Accelerated Tranches”), at the date and time determined by WISeKey during the commitment period, subject to certain conditions. After three subscriptions in 2021, WISeKey did not make any subscription under the Anson Facility in 2022. As at December 31, 2022, the outstanding Anson Facility available was USD 5.5 million.

The SEDA and the Anson Facility will be used as a safeguard should there be any additional cash requirements not covered by other types of funding.

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

Divestiture of arago

On March 14, 2022, the Group signed a Share Purchase and Transfer Agreement (the “SPTA”) to sell its 51% ownership in arago GmbH and its affiliates (together “arago” or the “arago Group”) to OGARA GmbH, with Neutrino Energy Property GmbH & Co. acting as “Buyer Guarantor”, who signed on March 16, 2022. The group subsidiaries making up the arago Group in scope for the sale are arago GmbH, arago Da Vinci GmbH, arago Technology Solutions Private Ltd and arago US Inc. The purchase price set in the SPTA was EUR 25,527,955.30 (USD 26,827,022 at historical closing rate on June 23, 2022). The completion of the sale was conditional on the consideration being transferred to WISeKey and the shares owned by the Group being transferred to OGARA GmbH.

The sale was completed on June 24, 2022, when the shares owned by WISeKey in arago were transferred to OGARA GmbH as WISeKey issued a waiver to accept a delayed payment of the consideration, because of the high cash burn rate of arago.

We assessed the SPTA under ASC 205 and concluded that the operation met the requirement to be classified as held for sale because of the strategic shift represented by the sale of the Group’s AI (Artificial Intelligence) segment and that arago qualifies as discontinued operations from the date of the SPTA, March 16, 2022.

In line with ASC 205-20-45-3A and ASC 205-20-45-10 respectively, we reported the results of the discontinued operations as a separate component of income for the years ending December 31, 2020, December 31, 2021, and December 31, 2022, and we classified their assets and liabilities separately as held for sale in the balance sheet for the year to December 31, 2021.

Per ASC 830-30-40-1, upon the divestiture of arago, WISeKey’s USD 1,245,896 accumulated translation adjustment loss in relation to arago was removed from accumulated comprehensive income/(loss) in the balance sheet and recorded in the income statement as part of the loss on disposal of a business, net of tax on disposal. Additionally, an amount of USD 1,156,401 of currency translation adjustments in relation to arago in WISeKey’s accounts in the year ended December 31, 2022 was recorded directly in the income statement as part of the loss on disposal of a business, net of tax on disposal.

The loss on disposal of a business recorded in the reporting period is USD 15,025,611 shown as a separate line within discontinued operations in the income statement.

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

General Principles of Business Combinations

The Group uses the acquisition method to account for business combination, in line with ASC Topic 805-10 Business Combinations. Subsidiaries acquired or divested in the course of the year are included in the consolidated financial statements respectively as of the date of purchase, and up to the date of sale. The consideration for the acquisition is measured as the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group.

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

Intangible Assets

Those intangible assets that are considered to have a finite useful life are amortized over their useful lives, which generally range from 3 to 10 years. Each period we evaluate the estimated remaining useful lives of intangible assets and whether events or changes in circumstances require a revision to the remaining periods of amortization or that an impairment review be carried out.

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

Goodwill and Other Indefinite-Lived Intangible Assets

Goodwill and other indefinite-lived intangible assets are not amortized but are subject to impairment analysis at least once annually.

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

Deferred Revenue

Deferred revenue consists of amounts that have been invoiced and paid but have not been recognized as revenue. Deferred revenue that will be realized during the succeeding 12-month period is recorded as current and the remaining deferred revenue recorded as noncurrent. This would relate to multi-year certificates or licenses.

Contract Liability

Contract liability consists of either:

-	amounts that have been invoiced and not yet paid nor recognized as revenue. Upon payment, the liability is reclassified to deferred revenue if the amounts still have not been recognized as revenue. Contract liability that will be realized during the succeeding 12-month period is recorded as current and the remaining contract liability recorded as noncurrent. This would relate to multi-year certificates or licenses.

-	advances from customers not supported by invoices.

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

Segment Reporting

Following the divestiture of arago, our chief operating decision maker, who is also our Chief Executive Officer, requested changes in the information that he regularly reviews for purposes of allocating resources and assessing budgets and performance. As a result, beginning in fiscal year 2022, we report our financial performance based on a new segment structure described in Note 37. There was no restatement of prior periods due to changes in reported segments.

Recent Accounting Pronouncements

Adoption of new FASB Accounting Standard in the current year – Prior-Year Financial Statements not restated:

As of January 1, 2022, the Group adopted Accounting Standards Update (ASU) 2020-06, 'Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.

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

As of January 1, 2022, the Group also adopted ASU 2021-04, Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options — a consensus of the FASB Emerging Issues Task Force.

The ASU provides a principles-based framework to determine whether an issuer should recognize the modification or exchange as an adjustment to equity or an expense. The ASU is to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in the ASU affect all entities that issue freestanding written call options that are classified in equity.

There was no material impact on the Group's results upon adoption of the standard.

As of January 1, 2022, the Group also adopted ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance.

The ASU provides an update to increase the transparency of government assistance including the disclosure of the types of assistance, an entity’s accounting for the assistance, and the effect of the assistance on an entity’s financial statements. ASC 832 requires the following disclosures in the notes: information about the nature of the transactions, the accounting policies used to account for the transactions, and balance sheet and income statement affected by the transactions. The duration, commitments, provisions, and other contingencies are required to be disclosed.

There was no material impact on the Group's results upon adoption of the standard.

New FASB Accounting Standard to be adopted in the future:

In October 2021, The FASB issued ASU No. 2021-08, Business Combinations (topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.

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

Effective Date: ASU 2021-08 is effective for public business entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. An entity should apply the amendments prospectively to business combinations occurring on or after the effective dates. Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

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

The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. We generally do not require collateral on trade accounts receivable. Summarized below are the clients whose revenue were 10% or higher than the respective total consolidated net sales for fiscal years 2022, 2021 or 2020, and the clients whose trade accounts receivable balances were 10% or higher than the respective total consolidated trade accounts receivable balance for fiscal years 2022 and 2021:

	Revenue concentration (% of total net sales)			Receivables concentration (% of total accounts receivable)
	12 months ended December 31,			As at December 31,
	2022	2021	2020	2022	2021
IoT operating segment
Multinational electronics contract manufacturing company	14%	10%	18%	30%	13%
International equipment and software manufacturer	5%	8%	9%	11%	0%

Note 6.      Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1, defined as observable inputs such as quoted prices in active markets;

•	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

	As at December 31, 2022		As at December 31, 2021		Fair value level
USD'000	Carrying amount	Fair value	Carrying amount	Fair value		Note ref.
Nonrecurring fair value measurements
Accounts receivable, net of allowance for doubtful accounts	2,573	2,573	2,979	2,979	3	9
Notes receivable from employees and related parties	67	67	68	68	3	10
Notes receivable, noncurrent	64	64	190	190	3	13
Equity securities, at cost	472	472	501	501	3	20
Accounts payable	13,401	13,401	14,786	14,786	3	23
Notes payable	4,196	4,196	4,206	4,206	3	24
Bonds, mortgages and other long-term debt	1,850	1,850	458	458	3	26
Convertible note payable, noncurrent	1,267	1,267	9,049	9,049	3	26
Recurring fair value measurements
Equity securities, at fair value	1	1	1	1	1	21

In addition to the methods and assumptions we use to record the fair value of financial instruments as discussed above, we used the following methods and assumptions to estimate the fair value of our financial instruments:

-	Accounts receivable, net of allowance for doubtful accounts – carrying amount approximated fair value due to their short-term nature.

-	Notes receivable from employees and related parties – carrying amount approximated fair value due to their short-term nature.

-	Notes receivable, noncurrent- carrying amount approximated fair value because time-value considerations are immaterial to the accounts.

-	Equity securities, at cost - no readily determinable fair value, measured at cost minus impairment.

-	Accounts payable – carrying amount approximated fair value due to their short-term nature.

-	Notes payable – carrying amount approximated fair value due to their short-term nature.

-	Bonds, mortgages and other long-term debt – carrying amount approximated fair value

-	Convertible note payable, noncurrent – carrying amount approximated fair value.

-	Equity securities, at fair value – fair value remeasured as at reporting period.

Note 7.      Cash and cash equivalents

Cash consists of deposits held at major banks.

Note 8.      Restricted cash

Restricted cash as at December 31, 2022 relates to the capital subscription of a new group entity which had not yet been incorporated as at December 31, 2022.

Note 9.      Accounts receivable

The breakdown of the accounts receivable balance is detailed below:

	As at December 31,	As at December 31,
USD'000	2022	2021
Trade accounts receivable	2,463	2,820
Allowance for doubtful accounts	(64)	(68)
Accounts receivable from other related parties	171	129
Accounts receivable from underwriters, promoters, and employees	-	5
Other accounts receivable	3	93
Total accounts receivable, net of allowance for doubtful accounts	2,573	2,979

As at December 31, 2022, accounts receivable from other related parties consisted of a receivable from OISTE in relation to the facilities and personnel hosted by WISeKey SA and WISeKey International Holding AG on behalf of OISTE (see Note 40).

Note 10.      Notes receivable from employees and related parties

As at December 31, 2022, the notes receivable from employees and related parties consisted of:

-	a loan to an employee of CHF 61,818 (USD 66,872). The loan bears an interest rate of 0.5% per annum. The loan and accrued interest were initially to be repaid in full on or before December 31, 2021, extended to December 31, 2022. In exchange for the loan, the employee has pledged the 60,000 ESOP options that he holds on WIHN Class B Shares (see Note 33).

Note 11.      Inventories

Inventories consisted of the following:

	As at December 31,	As at December 31,
USD'000	2022	2021
Raw materials	4,523	950
Work in progress	2,987	1,760
Total inventories	7,510	2,710

In the years ended December 31, 2022, 2021 and 2020, the Group recorded inventory obsolescence charges in the income statement of respectively USD 204,211, USD 57,302 and USD 156,188 on raw materials, and USD 349,623, USD 404,509 and USD 301,215 on work in progress.

Note 12.      Other current assets

Other current assets consisted of the following:

	As at December 31,	As at December 31,
USD'000	2022	2021
Value-Added Tax receivable	352	359
Advanced payment to suppliers	1,025	220
Deposits, current	3	5
Other current assets	-	1
Total other current assets	1,380	555

Note 13.      Notes receivable, noncurrent

Notes receivable, noncurrent consisted of the following:

	As at December 31,	As at December 31,
USD'000	2022	2021
Long-term receivable from, and loan, to shareholders	60	187
Long-term receivable from, and loan to, other related parties	4	3
Total notes receivable, noncurrent	64	190

As at December 31, 2022, noncurrent notes receivable were made up of:

-	several loans to employees who are shareholders in relation to the outstanding employee social charges and tax deducted at source for the exercise of their ESOP options (see Note 33). These loans do not bear interest. The total loan amount as at December 31, 2022 was CHF 55,879 (USD 60,447).

-	a loan to an employee that is not a shareholder in relation to the outstanding employee social charges for the exercise of their ESOP options (see Note 33). This loan does not bear interest. The total loan amount as at December 31, 2022 was CHF 3,322 (USD 3,594).

Note 14.      Divestiture and discontinued operations

Classification as discontinued operations of the arago Group

On March 14, 2022, the Group signed a Share Purchase and Transfer Agreement to sell its 51% ownership in arago and its affiliates to OGARA GmbH, with Neutrino Energy Property GmbH & Co. acting as “Buyer Guarantor”, who signed on March 16, 2022. The group subsidiaries making up the arago Group in scope for the sale are arago GmbH, arago Da Vinci GmbH, arago Technology Solutions Private Ltd, and arago US Inc. The completion of the sale was conditional on the consideration being transferred to WISeKey and the shares owned by the Group being transferred to OGARA GmbH.

We assessed the SPTA under ASC 205 and concluded that the operation met the requirement to be classified as held for sale because of the strategic shift represented by the sale of the Group’s AI segment and that arago qualifies as discontinued operations from the date of the SPTA, March 16, 2022. In line with ASC 205-20-45-3A and ASC 205-20-45-10 respectively, we reported the results of the discontinued operations as a separate component of income for the years ending December 31, 2022, December 31, 2021 and December 31, 2020, and we classified their assets and liabilities separately as held for sale in the balance sheet for the year to December 31, 2021.

No gain or loss on classification as held for sale was recorded in 2021.

The table below shows the reconciliation of the carrying amounts of major classes of assets and liabilities of the discontinued operations to the total assets and liabilities classified as held for sale and presented separately in the balance sheet as at December 31, 2021.

As at December 31,
USD'000	2021
ASSETS
Current assets
Cash and cash equivalents	48
Trade accounts receivable	258
Allowance for doubtful accounts	-
Other accounts receivable	24
Prepaid expenses	237
Other current assets	122
Total current assets held for sale	689

Noncurrent assets
Deferred income tax assets	5
Property, plant and equipment net of accumulated depreciation	15
Intangible assets, net of accumulated amortization	9,081
Operating lease ROU assets	766
Goodwill	22,524
Other noncurrent assets	-
Total noncurrent assets held for sale	32,391
TOTAL ASSETS HELD FOR SALE	33,080

LIABILITIES
Current liabilities
Trade creditors	1,189
Other accounts payable	473
Notes payable	2,044
Deferred revenue, current	396
Operating leases	355
Current portion of obligations under capital leases	-
Income tax payable	-
Other current liabilities	110
Total current liabilities held for sale	4,567

Noncurrent liabilities
Deferred revenue, noncurrent	-
Indebtedness to related parties, noncurrent	2,395
Capital leases	-
Operating leases	411
Employee benefit plan obligation	-
Deferred income tax liability	2,906
Total noncurrent liabilities held for sale	5,712
TOTAL LIABILITIES HELD FOR SALE	10,279

The table below shows the reconciliation of the major classes of line items constituting income / (loss) on discontinued operations to the income / (loss) on discontinued operations reported in discontinued operations in the income statement:

	12 months ended December 31,
USD'000	2022	2021
Net sales from discontinued operations	1,805	4,612
Cost of sales from discontinued operations	(978)	(2,976)
Gross profit from discontinued operations	827	1,636

Research & development expenses	(574)	(1,389)
Selling & marketing expenses	(329)	(1,115)
General & administrative expenses	(2,293)	(4,660)

Non-operating income	1,076	6,129
Non-operating expenses	(3,154)	(1,329)
Loss on disposal of a business	(15,026)	-
Total operating and non-operating expenses from discontinued operations	(20,300)	(2,364)
Income / (loss) from discontinued operations before income tax	(19,473)	(728)

Income tax (expense) / recovery from discontinued operations	25	106
Income / (loss) on discontinued operations	(19,448)	(622)
Less: Net income on discontinued operations attributable to noncontrolling interests	(1,531)	-
Net income / (loss) on discontinued operations attributable to WISeKey International Holding AG	(17,917)	(622)

The depreciation charge from discontinued operations for the year ended December 31, 2021 was USD 21,680. In line with ASC 205, the depreciation of property, plant and equipment from discontinued operations stopped on the day that they qualified as held for sale, i.e., March 16, 2022. The depreciation charge from discontinued operations recorded in the year ended December 31, 2022 was USD 3,528.

The amortization charge from discontinued operations for the year ended December 31, 2021 was USD 408,728. In line with ASC 205, the amortization of intangible assets from discontinued operations stopped on the day that they qualified as held for sale. As a result, we did not record any amortization charge from discontinued operations after March 16, 2022. The amortization charge from discontinued operations recorded in the year ended December 31, 2022 was USD 86,880.

In the previous annual report, the results of the discontinued operations were included in the AI segment.

The table below shows the total operating, investing and financing cash flows of the discontinued operation:

	12 months ended December 31,
USD'000	2022	2021
Net cash provided by (used in) operating activities	(1,733)	(3,567)
Net cash provided by (used in) investing activities	-	-
Net cash provided by (used in) financing activities	1,795	3,153

There were no significant operating and investing noncash items from discontinued operations for the years ended December 31, 2022 and 2021.

Divestiture of the arago Group

The sale was completed on June 24, 2022, when the shares owned by WISeKey in arago were transferred to OGARA GmbH as WISeKey issued a waiver to accept a delayed payment of the consideration. WISeKey issued that waiver because of the high cash burn rate of arago.

Per ASC 830-30-40-1, upon the divestiture of arago, WISeKey’s USD 1,245,896 accumulated translation adjustment loss in relation to arago was removed from accumulated comprehensive income/(loss) in the balance sheet and recorded in the income statement as part of the loss on disposal of a business, net of tax on disposal. Additionally, an amount of USD 1,156,401 of currency translation adjustments in relation to arago in WISeKey’s accounts in the year ended December 31, 2022 was recorded directly in the income statement as part of the loss on disposal of a business, net of tax on disposal.

The purchase price set in the SPTA was EUR 25,527,955.30 (USD 26,827,022 at historical closing rate on June 23, 2022). As at December 31, 2022, the purchase price had not yet been paid to WISeKey. In line with ASC 326-20, we have considered the characteristics of the receivable with OGARA GmbH and have assessed that there is a significant risk over the collectability of the purchase price. Therefore, we have recorded credit losses for the full purchase price amount of EUR 25,527,955.30 (USD 26,827,022). This has led to a loss on divestiture recorded in the reporting period of USD 15,025,611 shown as a separate line within discontinued operations in the income statement.

WISeKey did not have any other continuing involvement with the arago Group, OGARA GmbH or Neutrino Energy Property GmbH & Co. after it had been deconsolidated, other than to plan the payment of the purchase price. OGARA GmbH or Neutrino Energy Property GmbH & Co. were not and are not a related party of WISeKey, and neither the arago Group nor OGARA GmbH or Neutrino Energy Property GmbH & Co. are related parties to WISeKey after the deconsolidation.

Note 15.      Deferred tax credits

Deferred tax credits consisted of the following:

	As at December 31,	As at December 31,
USD'000	2022	2021
Deferred research & development tax credits	692	847
Deferred other tax credits	2	1
Total deferred tax credits	694	848

WISeKey Semiconductors SAS is eligible for research tax credits provided by the French government (see Note 4 Summary of significant accounting policies). As at December 31, 2022 and 2021, the receivable balances in respect of these research tax credits owed to the Group were respectively USD 692,314 and USD 846,808. The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first.

Note 16.      Property, plant and equipment

Property, plant and equipment, net consisted of the following:

	As at December 31,	As at December 31,
USD'000	2022	2021
Machinery & equipment	4,132	3,902
Office equipment and furniture	2,944	2,899
Computer equipment and licences	1,558	1,162
Total property, plant and equipment gross	8,634	7,963

Accumulated depreciation for:
Machinery & equipment	(3,707)	(3,650)
Office equipment and furniture	(2,703)	(2,614)
Computer equipment and licences	(1,382)	(1,126)
Total accumulated depreciation	(7,792)	(7,390)
Total property, plant and equipment, net	842	573
Depreciation charge from continuing operations for the period ended December 31,	443	491

The depreciation charge from continuing operations for the year 2020 was USD 988,207.

In 2022, WISeKey did not identify any events or changes in circumstances indicating that the carrying amount of any asset may not be recoverable. As a result, WISeKey did not record any impairment charge on Property, plant and equipment in the year 2022.

The useful economic life of property plant and equipment is as follows:

•	Office equipment and furniture:	2 to 5 years

•	Production masks	5 years

•	Production tools	3 years

•	Licenses	3 years

•	Software	1 year

Note 17.      Intangible assets

Intangible assets and future amortization expenses consisted of the following:

	As at December 31,	As at December 31,
USD'000	2022	2021
Intangible assets not subject to amortization:
Cryptocurrencies	96	100
Intangible assets subject to amortization:
Trademarks	136	137
Patents	2,281	2,281
License agreements	11,195	11,326
Other intangibles	6,393	6,469
Total intangible assets gross	20,101	20,313
Accumulated amortization for:
Trademarks	(136)	(137)
Patents	(2,281)	(2,281)
License agreements	(11,193)	(11,321)
Other intangibles	(6,393)	(6,469)
Total accumulated amortization	(20,003)	(20,208)
Total intangible assets subject to amortization, net	2	5
Total intangible assets, net	98	105
Amortization charge from continuing operations for the year ended December 31,	69	73

The amortization charge from continuing operations for the year 2020 was USD 604,011.

Intangible assets not subject to amortization are made up of a balance of USD 96,164 in cryptocurrencies acquired in the normal course of business to allow the Group to make purchases in cryptocurrencies. The cryptocurrency balance was initially recorded at cost. The Group did not identify any impairment factors in the year ended December 31, 2022. Therefore, no impairment losses were recorded in the year ended December 31, 2022 and the balance as at December 31, 2022 remains USD 96,164.

The useful economic life of intangible assets is as follow:

•	Trademarks:	5 to 10 years
•	Patents:	5 to 10 years
•	License agreements:	3 to 5 years
•	Other intangibles:	3 to 10 years

Future amortization charges are detailed below:

Future estimated aggregate amortization expense
Year	USD'000
2023	2
Total intangible assets subject to amortization, net	2

Note 18.      Leases

WISeKey has historically entered into a number of lease arrangements under which it is the lessee. As at December 31, 2022, WISeKey holds nine operating leases, and one short-term lease. The short-term leases and operating leases relate to premises. We do not sublease. All of our operating leases include multiple optional renewal periods which are not reasonably certain to be exercised.

We have elected the short-term lease practical expedient related to leases of various premises and equipment. We have elected the practical expedients related to lease classification of leases that commenced before the effective date of ASC 842.

In the years 2022, 2021, and 2020 we recognized rent expenses associated with our leases as follows:

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2022	2021	2020
Finance lease cost:
Amortization of right-of-use assets	33	68	66
Interest on lease liabilities	1	7	12
Operating lease cost:
Fixed rent expense	587	695	602
Short-term lease cost	2	7	22
Net lease cost from continuing operations	623	777	702
Lease cost - Cost of sales	-	-	-
Lease cost - General & administrative expenses	623	777	702
Net lease cost from continuing operations	623	777	702

In the years 2022 and 2021, we had the following cash and non-cash activities associated with our leases:

	As at December 31,	As at December 31,
USD'000	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	61	114
Operating cash flows from operating leases	610	580
Financing cash flows from finance leases	1	7
Non-cash investing and financing activities :
Net lease cost	623	777
Additions to ROU assets obtained from:
New finance lease liabilities	-	-
New operating lease liabilities	56	1,197

As at December 31, 2022, future minimum annual lease payments were as follows:

	USD'000	USD'000	USD'000	USD'000
Year	Operating	Short-term	Finance	Total
2023	604	1	-	605
2024	584	-	-	584
2025	575	-	-	575
2026	530	-	-	530
2027 and beyond	442	-	-	442
Total future minimum operating and short-term lease payments	2,735	1	-	2,736
Less effects of discounting	(416)	-	-	(416)
Less effects of practical expedient	-	(1)	-	(1)
Lease liabilities recognized	2,319	-	-	2,319

As of December 31, 2022, the weighted-average remaining lease term was 5.04 years for operating leases. At the start of the reporting period, the Group had a finance lease that was terminated during the year.

For our former finance lease, the implicit rate was calculated as 5.17%. For our operating leases and because we generally do not have access to the implicit rate in the lease, we calculated an estimate rate based upon the estimated incremental borrowing rate of the entity holding the lease. The weighted average discount rate associated with operating leases as of December 31, 2022 was 3.21%.

Note 19.      Goodwill

We test goodwill for impairment annually on October 1st, or as and when indicators of impairment arise. As at October 1, 2022, the fair value of the net assets of the reporting unit concerned by goodwill was superior to the carrying value of the net assets and goodwill allocated. After October 1, 2022, there were no impairment indicators identified triggering a new impairment test. Therefore, no impairment loss was recorded in 2022.

Impairment reviews have been conducted for the goodwill allocated to the reporting unit (“RU) relating to the acquisition of WISeKey Semiconductors SAS in 2016. Fair value has been determined based on the income approach. Cash flows have been projected over 5 years from the date of the assessment and have been discounted at the pre-tax weighted average cost of capital. Fair value is higher than its carrying value. The WISeKey Semiconductors SAS RU has a negative carrying amount.

USD'000	IoT Segment	Total
Goodwill balance as at December 31, 2020	8,317	8,317
Goodwill acquired during the year	-	-
Impairment losses	-	-
As a December 31, 2021
Goodwill	8,317	8,317
Accumulated impairment losses	-	-
Goodwill balance as at December 31, 2021	8,317	8,317
Goodwill acquired during the year	-	-
Impairment losses	-	-
As a December 31, 2022
Goodwill	8,317	8,317
Accumulated impairment losses	-	-
Goodwill balance as at December 31, 2022	8,317	8,317

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

Note 20.      Equity securities, at cost

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

As at December 31, 2022, we performed a qualitative assessment to consider potential impairment indicators. We made reasonable efforts to identify any observable transactions of identical or similar investments but did not identify any such transaction. Therefore, no impairment loss was recorded in the year to December 31, 2022, and the carrying value of the FOSSA investment as at December 31, 2022 was EUR 440,000 (USD 472,222 at closing rate).

Warrant agreement in Tarmin

On September 27, 2018, WISeKey purchased a warrant agreement in Tarmin Inc. (“Tarmin”) from ExWorks Capital Fund I, L.P (“ExWorks”). As a result, WISeKey entered into a warrant agreement with Tarmin Inc (the “Tarmin Warrant”), a private Delaware company, leader in data and software-defined infrastructure to acquire 22% of common stock deemed outstanding at the time of exercise. The warrant may be exercised in parts or in full, at an exercise price of USD 0.01 per share at nominal value USD 0.0001. The purchase price of the Tarmin Warrant was USD 7 million.

The Tarmin Warrant was assessed as an equity investment without a readily determinable fair value, initially recognized on the balance sheet at USD 7 million. In 2020, we recorded an impairment loss of the full USD 7 million then carrying value of the Tarmin Warrant. Therefore, the carrying value of the Tarmin Warrant as at December 31, 2022 is USD nil.

Note 21.      Equity securities, at fair value

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

As at December 31, 2022, the fair value was recalculated using the closing market price on the Frankfurt Stock Exchange of EUR 0.0005 (USD 0.0005) and amounted to USD 1,180. The difference of USD 71 from the fair value at December 31, 2021 (USD 1,251) was accounted for in the income statement as a non-operational expense.

Note 22.      Other noncurrent assets

Other noncurrent assets consisted of noncurrent deposits. Deposits are primarily made up of rental deposits on the premises rented by the Group.

Note 23.      Accounts payable

The accounts payable balance consisted of the following:

	As at December 31,	As at December 31,
USD'000	2022	2021
Trade creditors	5,207	5,842
Factors or other financial institutions for borrowings	-	26
Accounts payable to Board Members	353	2,802
Accounts payable to other related parties	70	189
Accounts payable to underwriters, promoters, and employees	3,918	2,845
Other accounts payable	3,853	3,082
Total accounts payable	13,401	14,786

As at December 31, 2022, accounts payable to Board Members are made up of accrued bonus of CHF 326,014.70 (USD 352,670) payable to Carlos Moreira (see Note 40 for detail).

As at December 31, 2022, accounts payable to other related parties are made up of a CHF 64,620 (USD 69,903) payable to OISTE (see Note 40 for detail).

Accounts payable to underwriters, promoters and employees consist primarily of payable balances to employees in relation to holidays, bonus and 13th month accruals across WISeKey.

Other accounts payable are mostly amounts due or accrued for professional services (e.g. legal, accountancy, and audit services) and accruals of social charges in relation to the accrued liability to employees.

Note 24.      Notes payable

Notes payable consisted of the following:

	As at December 31,	As at December 31,
USD'000	2022	2021
Short-term loan	4,121	4,122
Short-term loan from shareholders	75	84
Total notes payable	4,196	4,206

As at December 31, 2022, the current notes payable balance was made up of:

-	a USD 4,030,000 short-term loan with ExWorks (see detail in Note 26), and

-	a CHF 83,800 (USD 90,652) current portion of the Covid loans with UBS (see Note 26).

As at December 31, 2022, the short-term loan from shareholders was made up of loans from the noncontrolling shareholders of WISeKey SAARC for a total amount of USD 75,038 at closing rate (USD 83,932 as at December 31, 2021). These loans do not bear interests. See Note 40 for detail.

The weighted–average interest rate on current notes payable, excluding loans from shareholders at 0%, was respectively 10% and 10% per annum as at December 31, 2022 and December 31, 2021.

Note 25.      Other current liabilities

Other current liabilities consisted of the following:

	As at December 31,	As at December 31,
USD'000	2022	2021
Value-Added Tax payable	-	19
Other tax payable	108	85
Customer contract liability, current	105	128
Other current liabilities	196	208
Total other current liabilities	409	440

Note 26.      Loans and line of credit

Standby Equity Distribution Agreement with YA II PN, Ltd.

On February 8, 2018 WISeKey entered into a Standby Equity Distribution Agreement (“SEDA”) with Yorkville. Under the terms of the SEDA as amended, Yorkville has committed to provide WISeKey, upon a drawdown request by WISeKey, up to CHF 50,000,000 in equity financing originally over a three-year period ending March 1, 2021, now over a period of five years ending March 31, 2023 in line with the amendment signed by the parties on March 4, 2020. Provided that a sufficient number of WIHN Class B Shares is provided through share lending, WISeKey has the right to make drawdowns under the SEDA, at its discretion, by requesting Yorkville to subscribe for (if the WIHN Class B Shares are issued out of authorized share capital) or purchase (if the WIHN Class B Shares are delivered out of treasury) WIHN Class B Shares worth up to CHF 5,000,000 by drawdown, subject to certain exceptions and limitations (including the exception that a drawdown request by WISeKey shall in no event cause the aggregate number of WIHN Class B Shares held by Yorkville to meet or exceed 4.99% of the total number of shares registered with the commercial register of the Canton of Zug). The purchase price will be 93% of the relevant market price at the time of the drawdown, determined by reference to a ten-day trading period following the draw down request by WISeKey.

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

The capitalized fee recognized in APIC was fully amortized as of December 31, 2021.

In the year to December 31, 2022, there were no drawdowns made under the SEDA. As at December 31, 2022, the outstanding equity financing available was CHF 45,643,955.

Credit Agreement with ExWorks Capital Fund I, L.P

On April 4, 2019 WISeCoin AG (“WISeCoin”), an affiliate of the Group, signed a credit agreement with ExWorks. Under this credit agreement, WISeCoin was granted a USD 4,000,000 term loan and may add up to USD 80,000 accrued interest to the loan principal, hence a maximum loan amount of USD 4,080,000. The loan bears an interest rate of 10% p.a. payable monthly in arrears. The maturity date of the arrangement was April 4, 2020 therefore all outstanding balances are classified as current liabilities in the balance sheet. ExWorks can elect to have part of or all of the principal loan amount and interests paid either in cash or in WISeCoin Security Tokens (the “WCN Token”) as may be issued by WISeCoin from time to time. As at June 30, 2019, the conversion price was set at CHF 12.42 per WCN Token based on a non-legally binding term sheet.

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

Borrowings under the line of credit are secured by first ranking security interests on all material assets and personal property of WISeCoin, and a pledge over the shares in WISeCoin representing 90% of the capital held by the Group. Under certain circumstances, additional security may be granted over the intellectual property rights of WISeCoin.

Total debt issue costs of USD 160,000 were recorded as debt discount and amortized over the duration of the loan. As at December 31, 2020, the debt discount was fully amortized.

As at December 31, 2022, the loan had not been repaid and the outstanding borrowings were USD 4,030,000, meaning that the loan is past due under the terms of the credit agreement with ExWorks. The Group has been in contact with ExWorks regarding a potential sale of its investment in Tarmin, a company in which ExWorks is also a significant shareholder (see Note 20). It is the view of the management of the Group that the sale of the investment in Tarmin and the repayment of the credit agreement are codependent and therefore the loan will be repaid at such time as the investment is sold. ExWorks continues to charge interest on the loan at the rate of 10% p.a. and has not launched any formal recovery proceedings as of the date of this report.

Loan Agreements with UBS SA

On March 26, 2020, two members of the Group, WISeKey International Holding Ltd and WISeKey SA, entered into the Covid loans to borrow funds under the Swiss Government supported COVID-19 Credit Facility with UBS SA. Under the terms of the Agreement, UBS has lent such Group members a total of CHF 571,500. The loans are repayable in full by March 30, 2028, as amended, being the eighth anniversary of the date of deposit of the funds by UBS. Semi-annual repayments have started since March 31, 2022 and will be spread on a linear basis over the remaining term. The full repayment of the loans is permitted at any time. The interest rate is determined by Swiss COVID-19 Law and currently the Covid loans carry an interest rate of 0%. There were no fees or costs attributed to the Covid loans and as such there is no debt discount of debt premium associated with the loan facility.

Under the terms of the loans, the relevant companies are required to use the funds solely to cover the liquidity requirements of the Group. In particular, the Group cannot use the funds for the distribution of dividends and directors' fees as well as the repayment of capital contributions, the granting of active loans; refinancing of private or shareholder loans; the repayment of intra-group loans; or the transfer of guaranteed loans to a group company not having its registered office in Switzerland, whether directly or indirectly linked to applicant.

During the years to December 31, 2021 and 2022, WISeKey repaid, respectively, CHF 70,000 and CHF 83,800 out of the loans.

Therefore, as at December 31, 2022, the outstanding balance on the loans was CHF 417,700 (USD 451,852).

Credit Agreement with L1 Capital Global Opportunities Master Fund

On June 29, 2021, WISeKey entered into an Agreement for the Subscription of up to $22M Convertible Notes (the “L1 Facility”) with L1 Capital Global Opportunities Master Fund (“L1”), pursuant to which L1 commits to grant a loan to WISeKey for up to a maximum amount of USD 22 million divided into tranches of variable sizes, during a commitment period of 24 months ending June 28, 2023. The initial tranche was agreed in the L1 Facility agreement as USD 11 million to be funded on June 29, 2021 (the “L1 Initial Tranche”). For the remaining facility, WISeKey has the right to request L1 to subscribe for four additional note tranches of USD 2,750,000 each or any other amount agreed between the parties, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into convertible notes of USD 100,000 each that bear interest of 6% per annum. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares within a period of 24 months from issuance (the “L1 Conversion Period”). Conversion takes place upon request by L1 during the L1 Conversion Period, but in any case no later than at the expiry of the L1 Conversion Period. Each calendar month, L1 can request conversion of up to 12.5% of the principal amount of all issued tranches at a conversion price of 95% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date, and , should L1 wish to convert more than 12.5% of the principal amount of all issued tranches in a calendar month, the conversion price for the additional converted amounts is set at the higher of (i) the Fixed Conversion price applicable to relevant tranche, and (ii) 95% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date (the “Original L1 Conversion Price”).

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

On September 27, 2021, WISeKey and L1 entered into the First Amendment to the Subscription Agreement (the “L1 First Amendment”), pursuant to which WISeKey has the right to request L1 to subscribe for four “accelerated” note tranches of between USD 1 million and USD 2,750,000 each or any other amount agreed between the parties (the “L1 Accelerated Tranches”), at the date and time determined by WISeKey during the commitment period, subject to certain conditions. The terms and conditions of the L1 Accelerated Tranches issued under the L1 First Amendment remain the same as the terms and conditions of the L1 Facility except for the conversion price of the L1 Accelerated Tranches which is set at 90% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date, regardless of the conversion amount (the “New L1 Conversion Price”).

On March 3, 2022, WISeKey and L1 entered into the Second Amendment to the Subscription Agreement (the “L1 Second Amendment”), pursuant to which, for the remaining facility of USD 5 million, WISeKey has the right to request L1 to subscribe for five “additional accelerated” note tranches (the “L1 Additional Accelerated Tranches”) of between USD 1 million and USD 5 million each or any other amount agreed between the parties, up until March 2, 2024, subject to certain conditions. The terms and conditions of the L1 Additional Accelerated Tranches issued under the L1 Second Amendment remain the same as the terms and conditions of the L1 Facility except for the conversion price of the L1 Additional Accelerated Tranches which is the New L1 Conversion Price.

In line with ASC 470-50-15-3, the New L1 Conversion Price under the L1 First Amendment was assessed as a change to the conversion privileges provided in the L1 Facility for the purpose of inducing conversion, whereby the New L1 Conversion Price provides a reduction of the Original L1 Conversion Price and results in the issuance of additional WIHN Class B Shares, which is governed by ASC 470-20-40. Therefore, in line with ASC 470-20-40-16 and ASC 470-20-40-17, for conversions of L1 Accelerated Tranches and L1 Additional Accelerated Tranches , we recognize the fair value of the additional shares delivered by applying the New L1 Conversion Price in comparison with the Original L1 Conversion Price as an expense to the income statement classified as debt conversion expense.

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

During the year to December 31, 2021, WISeKey made a total of six subscriptions for a total of USD 17 million under the L1 Facility and the L1 First Amendment. Per the terms of the L1 Facility, WISeKey issued L1 with a total of 3,078,963 warrants on WIHN Class B Shares at an exercise price of CHF 5. The warrant agreements were all assessed as equity instruments and were fair valued at grant at an aggregate amount of USD 479,872 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant. For each subscription, the fair value of the debt was calculated using the discounted cash flow method then, applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host and the credit entry was booked in APIC. The cumulated fair value of the debt for the six subscriptions was USD 17,819,019, with a cumulated debt discount in relation to warrants of USD 445,331.

In the year ended December 31, 2021, L1 converted a total of USD 8.2 million out of the L1 Initial Tranche and USD 5.3 million out of the L1 Accelerated Tranches, resulting in the delivery of a total of 11,858,831 WIHN Class B Shares. A debt discount charge of USD 185,528 was amortized to the income statement, a debt conversion expense of USD 325,424 was recorded in the income statement, and unamortized debt discounts totaling USD 1,376,983 were booked to APIC on conversions as per ASC 470-02-40-4.

During the year ended December 31, 2022, WISeKey made six subscriptions under the L1 Facility and the L1 Second Amendment as follows:

-	On March 4, 2022, an L1 Additional Accelerated Tranche for convertibles notes in the amount USD 1 million. The funds were received on March 7, 2022. On March 4, 2022, in line with the terms of the L1 Facility, WISeKey issued L1 with 457,927 warrants on WIHN Class B Shares at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 9,881 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 0.481. The fair value of the debt was calculated using the discounted cash flow method as USD 1,077,895. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 9,084, and the credit entry was booked in APIC.

-	On April 14, 2022, an L1 Additional Accelerated Tranche for convertibles notes in the amount USD 500,000. The funds were received on April 20, 2022. On April 14, 2022, in line with the terms of the L1 Facility, WISeKey issued L1 with 280,439 warrants on WIHN Class B Shares at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD 2,975 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 0.4295. The fair value of the debt was calculated using the discounted cash flow method as USD 538,515. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 2,747, and the credit entry was booked in APIC.

-	On July 12, 2022, an L1 Additional Accelerated Tranche for convertibles notes in the amount USD 1,000,000. The funds were received on July 13, 2022. On July 12, 2022, in line with the terms of the L1 Facility, WISeKey issued L1 with 987,755 warrants on WIHN Class B Shares at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD nil using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 0.258. The fair value of the debt was calculated using the discounted cash flow method as USD 1,077,182.

-	On October 6, 2022, an L1 Additional Accelerated Tranche for convertibles notes in the amount USD 1,000,000. The funds were received on October 7, 2022. On October 6, 2022, in line with the terms of the L1 Facility, WISeKey issued L1 with 1,216,216 warrants on WIHN Class B Shares at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD nil using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 0.201. The fair value of the debt was calculated using the discounted cash flow method as USD 991,385.

-	On November 15, 2022, an L1 Additional Accelerated Tranche for convertibles notes in the amount USD 700,000. The funds were received on November 16, 2022. On November 15, 2022, in line with the terms of the L1 Facility, WISeKey issued L1 with 908,746 warrants on WIHN Class B Shares at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD nil using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 0.1752. The fair value of the debt was calculated using the discounted cash flow method as USD 693,669.

-	On December 22, 2022, an L1 Additional Accelerated Tranche for convertibles notes in the amount USD 800,000. The funds were received on December 23, 2022. On December 22, 2022, in line with the terms of the L1 Facility, WISeKey issued L1 with 1,060,626 warrants on WIHN Class B Shares at an exercise price of CHF 5.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD nil using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 0.172. The fair value of the debt was calculated using the discounted cash flow method as USD 792,592.

During the year ended December 31, 2022, L1 converted a total of USD 2.8 million out of the L1 Initial Tranche, and USD 4.3 million out of the L1 Accelerated Tranches and L1 Additional Accelerated Tranches, resulting in the delivery of a total of 29,225,645 WIHN Class B Shares. A debt discount charge of USD 87,795 was amortized to the income statement, a debt conversion expense of USD 366,116 was recorded in the income statement, and unamortized debt discounts totaling USD 304,019 were booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2022, the outstanding L1 Facility available was USD nil. Convertible notes in an aggregate amount of USD 1,400,000 remained unconverted and the unamortized debt discount balance was USD 133,471, hence a carrying value of USD 1,266,529.

Credit Agreement with Anson Investments Master Fund LP

On June 29, 2021, WISeKey entered into the Anson Facility, an Agreement for the Issuance and Subscription of Convertible Notes pursuant to which Anson commits to grant a loan to WISeKey for up to a maximum amount of USD 22 million divided into tranches of variable sizes, during a commitment period of 24 months ending June 28, 2023. The initial tranche was agreed in the Anson Facility agreement as USD 11 million to be funded on June 29, 2021 (the “Anson Initial Tranche”). For the remaining facility, WISeKey has the right to request Anson to subscribe for four additional note tranches of USD 2,750,000 each or any other amount agreed between the parties, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into convertible notes of USD 100,000 each that bear interest of 6% per annum. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares within a period of 24 months from issuance (the “Anson Conversion Period”). Conversion takes place upon request by Anson during the Anson Conversion Period, but in any case no later than at the expiry of the Anson Conversion Period. Each calendar month, Anson can request conversion of up to 12.5% of the principal amount of all issued tranches at a conversion price of 95% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date, and, should Anson wish to convert more than 12.5% of the principal amount of all issued tranches in a calendar month, the conversion price for the additional converted amounts is set at the higher of (i) the Fixed Conversion price applicable to relevant tranche, and (ii) 95% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date (the “Original Anson Conversion Price”).

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

Debt issue costs made up of legal expenses of USD 4,197, a commission of USD 802,500 to the placement agent, a fee of USD 220,000 to Anson representing 2% of the principal value of the Anson Initial Tranche, and a subscription fee of USD 220,000 to Anson representing 2% of the principal value of the Anson Initial Tranche payable in WIHN Class B Shares were due upon issuance of the Anson Initial Tranche and recorded as a debt discount against the Anson Initial Tranche principal amount. The subscription fee was paid in 145,953 WIHN Class B Shares and was fair valued at CHF 183,901 (USD 200,871) based on the market value of the shares at issuance. Upon subscription of each subsequent tranche under the Anson Facility, debt issue costs corresponding to the fair value of the subscription fee payable in WIHN Class B Shares representing 2% of the principal value of the subscribed funds and a fee representing 2% of the principal value of the subscribed funds will be recorded as a debt discount against each tranche.

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

During the year ended December 31, 2021, WISeKey made a total of three subscriptions for a total of USD 16.5 million under the Anson Facility and the Anson First Amendment. Per the terms of the Anson Facility, WISeKey issued Anson with a total of 2,821,922 warrants on WIHN Class B Shares at an exercise price of CHF 5. The warrant agreements were all assessed as equity instruments and were fair valued at grant at an aggregate amount of USD 480,046 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant. For each subscription, the fair value of the debt was calculated using the discounted cash flow method then, applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host and the credit entry was booked in APIC. The cumulated fair value of the debt for the three subscriptions was USD 17,000,080, with a cumulated debt discount in relation to warrants of USD 453,095.

During the year ended December 31, 2021, Anson converted a total of USD 9.8 million out of the Anson Initial Tranche, resulting in the delivery of a total of 8,228,262 WIHN Class B Shares. A debt discount charge of USD 248,449 was amortized to the income statement, and unamortized debt discounts totaling USD 1,182,876 were booked to APIC on conversions as per ASC 470-02-40-4.

During the year ended December 31, 2022, WISeKey did not make any new subscriptions under the Anson Facility.

During the year ended December 31, 2022, Anson converted a total of USD 1.2 million out of the Anson Initial Tranche, and USD 5.5 million out of the Anson Accelerated Tranches, resulting in the delivery of a total of 14,351,699 WIHN Class B Shares. A debt discount charge of USD 79,707 was amortized to the income statement, a debt conversion expense of USD 460,956 was recorded in the income statement, and unamortized debt discounts totaling USD 222,195 were booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2022 the outstanding Anson Facility available was USD 5.5 million, there were no unconverted convertible notes outstanding and the unamortized debt discount balance was USD nil.

Production Capacity Investment Loan Agreement

In November 2022, WISeKey Semiconductors SAS entered into a loan agreement with a third party client to borrow funds for the purpose of increasing their production capacity.  Under the terms of the Agreement, the client has lent to WISeKey Semiconductors SAS a total of USD 2,000,000. The loan will be reimbursed by way of a volume rebate against future sales volumes from the WISeKey Semiconductors group to the client during the period from July 1, 2023, through to December 31, 2025.  The volume rebate is based upon quarterly sales volumes in excess of a base limit on a yearly projected basis. Any amount still outstanding as at December 31, 2025 falls due for repayment on this date.  The loan does not bear any interest and there were no fees or costs attributed to the loan.

An unamortized debt discount totaling USD 511,128 was calculated and booked to APIC in 2022.  WISeKey has not repaid any amount as at December 31, 2022, and no debt discount charge was recorded to the income statement in 2022. The amortization of the debt will start in 2023.

Therefore, as at December 31, 2022, the loan balance was USD 2,000,000 and the unamortized debt discount balance was USD 511,128, leaving a carrying value of USD 1,488,872.

Note 27.      Employee benefit plans

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

The pension liability calculated as at December 31, 2022 is based on annual personnel costs and assumptions as of December 31, 2022.

Personnel Costs	As at December 31,	As at December 31,	As at December 31,
USD'000	2022	2021	2020
Wages and Salaries	12,401	12,208	12,145
Social security contributions	3,123	3,320	3,230
Net service costs	422	671	646
Other components of defined benefit plans, net	14	(78)	248
Total	15,960	16,121	16,268

	As at December 31,
Assumptions	2022	2022	2021	2021	2020	2020
	France	Switzerland	France	Switzerland	France	Switzerland
Discount rate	3.65%	2.25%	0.75%	0.33%	0.30%	0.15%
Expected rate of return on plan assets	n/a	3.00%	n/a	1.50%	n/a	1.50%
Salary increases	3%	1.50%	3%	1.50%	3%	1.50%

For WISeKey SA and WISeKey International Holding Ltd’s funded plans, the expected long-term rate of return on assets is based on the pension fund’s asset allocation.

As at December 31, 2022 the Group’s accumulated benefit obligation amounted to USD 11,665,000.

Reconciliation to Balance Sheet start of year
USD'000
Fiscal year	2022	2021	2020

Fair value of plan assets	(12,169)	(12,332)	(10,686)
Projected benefit obligation	16,938	19,100	17,566
Surplus/deficit	4,769	6,768	6,880

Opening balance sheet asset/provision (funded status)	4,769	6,768	6,880

Reconciliation of benefit obligation during the year
Projected benefit obligation at start of year	16,938	19,100	17,566
Net Service cost	213	263	436
Interest expense	52	29	50
Plan participant contributions	98	153	141
Net benefits paid to participants	(2,225)	(278)	(8)
Prior service costs	0	(123)	(698)
Actuarial losses/(gains)	(2,892)	(1,407)	(74)
Curtailment & Settlement	0	(194)	0
Reclassifications	0	0	(2)
Currency translation adjustment	(317)	(605)	1,689
Projected benefit obligation at end of year	11,867	16,938	19,100

Reconciliation of plan assets during year
Fair value of plan assets at start of year	(12,169)	(12,332)	(10,686)
Employer contributions paid over the year	(190)	(263)	(244)
Plan participant contributions	(98)	(153)	(141)
Net benefits paid to participants	2,201	162	(22)
Interest income	(157)	(177)	(167)
Return in plan assets, excl. amounts included in net interest	82	224	(29)
Currency translation adjustment	223	370	(1,043)
Fair value of plan assets at end of year	(10,108)	(12,169)	(12,332)

Reconcilation to balance sheet end of year
Fair value of plan assets	(10,108)	(12,169)	(12,332)
Defined benefit obligation - funded plans	11,867	16,938	19,100
Surplus/deficit	1,759	4,769	6,768

Closing balance sheet asset/provision (funded status)	1,759	4,769	6,768

Estimated amount to be amortized from accumulated OCI into NPBC over next fiscal year
Net loss (gain)	152	270	286
Unrecognized transition (asset)/obligation	0	0	0
Prior service cost/(credit)	(28)	(12)	61

Net loss (gain)	(338)	2,651	4,237
Unrecognized transition (asset)/obligation	0	0	0
Prior service cost/(credit)	(503)	(537)	(440)
Deficit	(841)	2,114	3,797

Movement in Funded Status
USD'000
Fiscal year	2022	2021	2020

Opening balance sheet liability (funded status)	4,769	6,768	6,880

Net Service cost	213	263	436
Interest cost/(credit)	52	29	50
Expected return on Assets	(157)	(177)	(167)
Amortization on Net (gain)/loss	152	270	284
Amortization on Prior service cost/(credit)	(28)	(12)	61
Settlement / curtailment cost / (credit)	0	(194)	0
Currency translation adjustment	(5)	6	20
Total Net Periodic Benefit Cost/(credit)	227	185	684

Actuarial (gain)/loss on liabilities due to experience	109	(342)	(72)
Actuarial gain/loss on liab. from changes to fin. assump	(3,001)	(420)	0
Actuarial (gain)/loss on liab. from changes to demo. assump	0	(645)	0
Return in plan assets, excl. amounts included in net interest	82	224	(29)
Prior service cost/(credit)	0	(123)	(698)
Amortization on Net (gain)/loss	(152)	(270)	(284)
Amortization on Prior service cost/(credit)	28	12	(61)
Currency translation adjustment	0	(8)	(45)
Total gain/loss recognized via OCI	(2,934)	(1,572)	(1,189)

Employer contributions paid in the year + Cashflow required to pay benefit payments	(214)	(379)	(274)
Total cashflow	(214)	(379)	(274)

Currency translation adjustment	(89)	(233)	669
Reclassification	0	0	(2)
Closing balance sheet liability (funded status)	1,759	4,769	6,768

Reconciliation of Net Gain / Loss
Amount at beginning of year	2,651	4,237	4,258
Amortization during the year	(152)	(270)	(284)
Asset (gain) / loss	82	224	(29)
Liability (gain) / loss	(2,892)	(1,407)	(72)
Reclassifications	0	0	(2)
Currency translation adjustment	(27)	(133)	366
Amount at year-end	(338)	2,651	4,237

Reconciliation of prior service cost/(credit)
Amount at beginning of year	(537)	(440)	300
Amortization during the year	28	12	(61)
Prior service costs for the current period	0	(123)	(698)
Currency translation adjustment	6	14	19
Amount at year-end	(503)	(537)	(440)

All of the assets are held under the collective contract by the plan’s re-insurer company and are invested in a mix of Swiss and International bond and equity securities. In line with ASC 820’s three-tier fair value hierarchy, pension assets belong to the fair value level 2.

The table below shows the breakdown of expected future contributions payable to the Plan :

Period USD'000	France	Switzerland
2023	26	369
2024	8	363
2025	29	2,070
2026	50	498
2027	49	561
2028 to 2032	331	2,737

The Group expects to make contributions of approximately USD 221,000 in 2023.

There are no plan assets expected to be returned to the employer during the 12-month period following December 31, 2022.

Note 28.      Commitments and contingencies

Lease commitments

The future payments due under leases are shown in Note 18.

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

Note 29.      Stockholders’ equity

Stockholders’ equity consisted of the following:

WISeKey International Holding Ltd	As at December 31, 2022		As at December 31, 2021
Share Capital	Class A Shares	Class B Shares	Class A Shares	Class B Shares
Par value per share (in CHF)	0.01	0.05	0.01	0.05
Share capital (in USD)	400,186	5,334,177	400,186	4,685,301
Per Articles of association and Swiss capital categories
Authorized Capital - Total number of authorized shares	-	25,000,000	-	18,469,207
Conditional Share Capital - Total number of conditional shares(1)	10,000,000	52,100,000	12,000,000	31,469,207
Total number of fully paid-in shares	40,021,988	100,294,518	40,021,988	88,120,054
Per US GAAP
Total number of authorized shares	50,021,988	177,419,580	40,021,988	138,058,468
Total number of fully paid-in issued shares(1)	40,021,988	100,294,518	40,021,988	88,120,054
Total number of fully paid-in outstanding shares(1)	40,021,988	99,837,254	40,021,988	80,918,390
Par value per share (in CHF)	0.01	0.05	0.01	0.05
Share capital (in USD)	400,186	5,334,177	400,186	4,685,301
Total share capital (in USD)	5,734,363		5,085,487
Treasury Share Capital
Total number of fully paid-in shares held as treasury shares	-	457,264	-	7,201,664
Treasury share capital (in USD)	-	370,744	-	636,436
Total treasury share capital (in USD)	-	370,744	-	636,436
(1) Conversions of conditional capital that were not registered with the commercial register as of December 31, 2022 are not deducted from the total number of conditional shares, i.e. the number shown is as if the issues had not taken place.

In the years to December 31, 2022 and 2021 respectively, WISeKey purchased a total of 135,360 and 28,668,037 treasury shares at an average purchase price of USD 0.74 and USD 0.07 per share, and sold a total of 6,879,860 and 26,249,508 treasury shares at an average sale price of USD 0.63 and USD 1.17 per share.

Share buyback program

On July 9, 2019, the Group started a share buyback program on the SIX Swiss Exchange to buy back Class B Shares up to a maximum 10% of the share capital and 5.35% of the voting rights. In compliance with Swiss Law, at no time will the group hold more than 10% of its own registered shares. The share buyback program ended on July 8, 2022.

As at December 31, 2022, WISeKey’s treasury share balance included 135,360 Class B Shares purchased through the share buyback program.

Voting rights

Each share carries one vote at a general meeting of shareholders, irrespective of the difference in par value of Class A Shares (CHF 0.01 per share) and Class B Shares (CHF 0.05 per share). Our Class A Shares have a lower par value (CHF 0.01) than our Class B Shares (CHF 0.05) but have same voting right as the higher par value Class B Shares, namely one (1) vote per share. This means that, relative to their respective per share contribution to the share capital, the holders of our Class A Shares have a greater relative per share voting power than the holders of our Class B Shares for matters that require approval on the basis of a specified majority of shares present at the shareholders meeting.

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

Note 30.       Accumulated other comprehensive income

USD'000
Accumulated other comprehensive income as at December 31, 2020		6,940
Total net foreign currency translation adjustments	(1,720)
Total change in unrealized gains related to available-for-sale debt securities	1,965
Total defined benefit pension adjustment	1,572
Total reclassification adjustments	(7,350)
Total other comprehensive income/(loss), net		(5,533)
Accumulated other comprehensive income as at December 31, 2021		1,407
Total net foreign currency translation adjustments	(470)
Total defined benefit pension adjustment	2,934
Total reclassification adjustments under ASC 830-30-40-1	2,402
Total other reclassification adjustments	(338)
Total other comprehensive income/(loss), net		4,528
Accumulated other comprehensive income as at December 31, 2022		5,935

There is no income tax expense or benefit allocated to other comprehensive income.

Note 31.      Revenue

Nature of goods and services

The following is a description of the principal activities – separated by reportable segment – from which the Group generates its revenue. For more detailed information about reportable segments, see Note 37 - Segment information and geographic data.

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

The mPKI Segment of the Group generates revenues from Digital Certificates, Software as a Service, Software license and Post-Contract Customer Support (PCS) for cybersecurity applications. Products and services are sold principally separately but may also be sold in bundled packages.

For bundled packages, the Group accounts for individual products and services separately if they are distinct – i.e. if a product or service is separately identified from other items in the bundled package and if a customer can benefit from it. The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the list prices when available or estimated based on the Adjusted Market Assessment approach (e.g. licenses), or the Expected Cost-Plus Margin approach (e.g., PCS).

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

Disaggregation of revenue

The following table shows the Group’s revenues disaggregated by reportable segment and by product or service type:

Disaggregation of revenue	Typical payment	At one point in time			Over time			Total
USD'000		2022	2021	2020	2022	2021	2020	2022	2021	2020
IoT Segment
Secure chips	Upon delivery	23,198	16,867	14,317	-	-	-	23,198	16,867	14,317
Total IoT segment revenue		23,198	16,867	14,317	-	-	-	23,198	16,867	14,317
mPKI Segment
Certificates	Upon issuance	-	-	-	111	153	175	111	153	175
Licenses and integration	Upon delivery	107	607	287	149	-	-	256	607	287
SaaS, PCS and hosting	Quarterly or yearly	-	-	-	249	19	-	249	19	-
Total mPKI segment revenue		107	607	287	509	172	175	616	779	462
Total Revenue from continuing operations		23,305	17,474	14,604	509	172	175	23,814	17,646	14,779

For the years ended December 31, 2022, 2021, and 2020 the Group recorded no revenues related to performance obligations satisfied in prior periods.

The following table shows the Group’s revenues disaggregated by geography, based on our customers’ billing addresses:

Net sales by region	12 months ended December 31,
USD'000	2022	2021	2020
IoT Segment
Switzerland	751	406	278
Rest of EMEA	6,026	3,721	4,228
North America	13,609	10,631	8,217
Asia Pacific	2,745	2,062	1,526
Latin America	67	47	68
Total IoT segment revenue	23,198	16,867	14,317
mPKI Segment
Switzerland	253	596	314
Rest of EMEA	234	98	93
North America	68	58	43
Asia Pacific	-	-	-
Latin America	61	27	12
Total mPKI segment revenue	616	779	462
Total Net sales from continuing operations	23,814	17,646	14,779
*EMEA means Europe, Middle East and Africa

Contract assets, deferred revenue and contract liability

Our contract assets, deferred revenue and contract liability consist of:

	As at December 31,	As at December 31,
USD'000	2022	2021
Trade accounts receivables
Trade accounts receivable - IoT segment	2,269	2,655
Trade accounts receivable - mPKI segment	194	165
Total trade accounts receivables	2,463	2,820
Contract assets	-	-
Total contract assets	-	-
Contract liabilities - current	105	128
Contract liabilities - noncurrent	8	57
Total contract liabilities	113	185
Deferred revenue
Deferred revenue - mPKI segment	197	192
Total deferred revenue	197	192
Revenue from continuing operations recognized in the period from amounts included in the deferred revenue at the beginning of the year	209	290

Increases or decreases in trade accounts receivable, contract assets, deferred revenue and contract liability were primarily due to normal timing differences between our performance and customer payments.

Remaining performance obligations

As of December 31, 2022, approximately USD 310,000 is expected to be recognized from remaining performance obligations for mPKI and IoT contracts. We expect to recognize revenue for these remaining performance obligations during the next two years approximately as follows:

Estimated revenue from remaining performance obligations as at December 31, 2022 (USD'000)	Total
2023	279
2024	31
Total remaining performance obligation from continuing operations	310

Note 32.      Other operating income

	12 months ended December 31,
USD'000	2022	2021	2020
Accounts payable write-off	1,899	-	-
Other operating income from related parties	66	71	43
Other operating income - other	108	112	-
Total other operating income from continuing operations	2,073	183	43

The accounts payable write-off relates to a liability recorded in 2013 by WISeKey Semiconductors SAS which the creditor in insolvency can no longer claim.

In the year 2022, other operating income from related parties was made up of the amounts invoiced by WISeKey to the OISTE Foundation for the use of its premises and equipment (see Note 40).

Note 33.      Stock-based compensation

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

Grants

In the 12 months to December 31, 2020, the Group granted a total of 467,617 options exercisable in WIHN Class B Shares. Each option is exercisable into one WIHN Class B Share.

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

In the 12 months to December 31, 2021, the Group granted a total of 2,029,821 options exercisable in WIHN Class B Shares. Each option is exercisable into one WIHN Class B Share.

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

In the 12 months to December 31, 2022, the Group granted a total of 4,054,980 options exercisable in WIHN Class B Shares. Each option is exercisable into one WIHN Class B Share.

The options granted consisted of:

-	3,864,188 options with immediate vesting granted to employees and Board members, none of which had been exercised as of December 31, 2022;

-	164,271 options with immediate vesting granted to Board members, all of which had been exercised as of December 31, 2022;

-	6,600 options vesting on July 1, 2023 granted to employees;

-	6,600 options vesting on July 1, 2024 granted to employees;

-	6,800 options vesting on July 1, 2025 granted to employees;

-	6,521 options with immediate vesting granted to external advisors and which had not been exercised as of December 31, 2022;

The options granted were valued at grant date using the Black-Scholes model.

There was no grant of options on WIHN Class A Shares in the year ended December 31, 2022.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model, using the market price of a WIHN Class B Share. Expected volatility is based on historical volatility of WIHN Class B Shares.

In the year ended December 31, 2022, a total charge of USD 744,431 was recognized in the consolidated income statement calculated by applying the Black-Scholes model at grant, in relation to options:

-	USD 743,740 for options granted to employees and Board members; and

-	USD 691 for options granted to nonemployees.

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

Assumption	December 31, 2022	December 31, 2021	December 31, 2020
Dividend yield	None	None	None
Risk-free interest rate used (average)	1.00%	1.00%	1.00%
Expected market price volatility	69.58 - 87.74%	61.33 - 99.64%	37.61% - 65.38%
Average remaining expected life of stock options on WIHN Class B Shares (years)	4.25	4.31	3.43
Average remaining expected life of stock options on WIHN Class A Shares (years)	2.40	3.40	n/a

Unvested options to employees as at December 31, 2022 were recognized prorata temporis over the service period (grant date to vesting date).

The following table illustrates the development of the Group’s non-vested options for the years ended December 31, 2022 and 2021.

	Options on WIHN Class B Shares		Options on WIHN Class A Shares
Non-vested options	Number of shares under options	Weighted-average grant date fair value (USD)	Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as at December 31, 2020	133,333	1.20	—	—
Granted	2,029,821	0.95	9,818,000	0.19
Vested	(1,946,488)	0.98	(9,818,000)	0.19
Non-vested forfeited or cancelled	(100,000)	1.05	-	-
Non-vested options as at December 31, 2021	116,666	1.28	—	0.19
Granted	4,054,980	0.17	-	-
Vested	(4,084,646)	0.18	-	-
Non-vested forfeited or cancelled	-	-	-	-
Non-vested options as at December 31, 2022	87,000	0.75	-	-

As at December 31, 2022, there was a USD 30,226 unrecognized compensation expense related to non-vested stock option-based compensation arrangements. Non-vested stock options outstanding as at December 31, 2022 were accounted for using the graded-vesting method, as permitted under ASC 718-10-35-8, and we therefore recognized compensation costs calculated using the Black-Scholes model and the market price of WIHN Class B Shares at grant date, over the requisite service period.

The following tables summarize the Group’s stock option activity for the years ended December 31, 2022 and 2021.

Options on WIHN Class B Shares	WIHN Class B Shares under options	Weighted- average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2020	2,096,330	1.48	4.44	554,377
Of which vested	1,962,997	1.57	4.31	329,716
Of which non-vested	133,333	-	-	-
Granted	2,029,821	0.15	-	-
Exercised or converted	(78,944)	0.05	-	61,125
Forfeited or cancelled	(112,000)	0.05	-	-
Expired	(123,563)	4.79	-	-
Outstanding as at December 31, 2021	3,811,644	0.71	5.28	2,468,898
Of which vested	3,694,978	0.69	5.25	2,455,994
Of which non-vested	116,666	-	-	-
Granted	4,054,980	0.05	-	-
Exercised or converted	(312,828)	0.05	-	39,661
Forfeited or cancelled	-	-	-	-
Expired	(522,042)	4.36	-	-
Outstanding as at December 31, 2022	7,031,754	0.06	6.10	887,345
Of which vested	6,944,754	0.06	6.11	878,378
Of which non-vested	87,000	-	-	-

Options on WIHN Class A Shares	WIHN Class A Shares under options	Weighted- average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2020	—	—	—	—
Granted	9,818,000	0.01	-	-
Outstanding as at December 31, 2021	9,818,000	0.01	6.90	1,520,393
Of which vested	9,818,000	0.01	6.90	1,520,393
Granted	-	-	-	-
Outstanding as at December 31, 2022	9,818,000	0.01	5.90	248,950
Of which vested	9,818,000	0.01	5.90	248,950

Summary of stock-based compensation expenses

Stock-based compensation expenses from continuing operations	12 months ended December 31,
USD’000	2022	2021	2020
In relation to Employee Stock Option Plans (ESOP)	743	3,761	363
In relation to non-ESOP Option Agreements	1	22	30
Total	744	3,783	393

Stock-based compensation expenses are recorded under the following expense categories in the income statement.

Stock-based compensation expenses from continuing operations	12 months ended December 31,
USD’000	2022	2021	2020
Research & development expenses	177	485	6
Selling & marketing expenses	280	820	209
General & administrative expenses	287	2,478	178
Total	744	3,783	393

Note 34.      Non-operating income

Non-operating income consisted of the following:

	12 months ended December 31,
USD'000	2022	2021	2020
Foreign exchange gain	3,813	2,379	839
Financial income	9	-	8
Interest income	5	9	16
Other	110	121	264
Total non-operating income from continuing operations	3,937	2,509	1,127

Note 35.      Non-operating expenses

Non-operating expenses consisted of the following:

	12 months ended December 31,
USD'000	2022	2021	2020
Foreign exchange losses	3,618	2,146	2,195
Financial charges	56	158	104
Interest expense	565	893	685
Other components of defined benefit plans, net	14	(78)	248
Impairment of equity securities at cost	-	-	7,000
Accounts receivable write-off	1,282	-	-
Other	16	307	847
Total non-operating expenses from continuing operations	5,551	3,426	11,079

The accounts receivable write-off relates to a debt that WISeKey paid on behalf of arago GmbH in 2022. In line with the recoverability assessment performed on the purchase price of arago (see Note 14), management believes that there is a significant risk around this receivable from arago and has recorded a credit loss in the full amount of the debt.

Note 36.      Income taxes

The components of income before income taxes are as follows:

Income / (Loss)	12 months ended December 31,
USD'000	2022	2021	2020
Switzerland	16,314	(14,756)	(22,277)
Foreign	(3,269)	(8,703)	(6,621)
Income/(loss) before income tax from continuing operations	(13,045)	(23,459)	(28,898)

Income taxes relating to the Group are broken down as follows:

Income taxes	12 months ended December 31,
USD'000	2022	2021	2020
Switzerland	-	-	-
Foreign	3,238	(13)	(9)
Income tax income / (expense) from continuing operations	3,238	(13)	(9)

The difference between the income tax recovery (expense) at the Swiss statutory rate compared to the Group’s income tax recovery (expense) as reported is reconciled below:

	12 months ended December 31,
USD'000	2022	2021	2020
Net income/(loss) from continuing operations before income tax	(13,045)	(23,459)	(28,898)
Statutory tax rate	14%	14%	14%
Expected income tax (expense)/recovery	1,825	3,282	4,043
Change in valuation allowance	(3,129)	(2,849)	(631)
Change in tax loss carryforwards	5,760	(341)	(3,411)
Add back loss carryforwards used for the debt remission by WISeKey Semiconductors SAS	1,342	-	-
Permanent Difference	(2,560)	(105)	(10)
Income tax (expense) / recovery from continuing operations	3,238	(13)	(9)

The Group assesses the recoverability of its deferred tax assets and, to the extent recoverability does not satisfy the “more likely than not” recognition criterion under ASC 740, records a valuation allowance against its deferred tax assets. The Group considered its recent operating results and anticipated future taxable income in assessing the need for its valuation allowance.

The Group’s deferred tax assets and liabilities consist of the following:

Deferred income tax assets/(liabilities)	As at December 31,	As at December 31,
USD'000	2022	2021
Switzerland	-	-
Foreign	3,295	1
Deferred income tax assets/(liabilities)	3,295	1

Deferred tax assets and liabilities	As at December 31,	As at December 31,
USD'000	2022	2021
Stock-based compensation	-	92
Defined benefit accrual	161	748
Tax loss carry-forwards	20,759	14,999
Add back loss carryforwards used for the debt remission by WISeKey Semiconductors SAS	1,342	-
Valuation allowance	(18,967)	(15,838)
Deferred tax assets / (liabilities)	3,295	1

As of December 31, 2022, the Group’s operating cumulated loss carry-forwards of all jurisdictions for its continuing operations are as follows:

Operating loss-carryforward as of December 31, 2022
USD'000	USA	Switzerland	Spain	France	UK	India	Vietnam	Saudi Arabia	Gibraltar	Total
2023	-	9,710	197	14,396	28	-	-	24	4	24,359
2024	-	5,594	1,144	-	2	-	-	39	-	6,779
2025	-	10,248	1,173	-	1	78	-	-	-	11,500
2026	-	6,048	-	-	1	312	-	-	-	6,361
2027	-	20,921	-	-	2	240	3	-	-	21,166
2028	-	25,803	-	-	1	146	-	-	-	25,950
2029	-	51,751	-	-	-	72	-	-	-	51,823
2030	-	-	-	-	-	54	-	-	-	54
2031	-	-	22	-	-	29	-	-	-	51
2032	21	-	22	-	-	-	-	-	-	43
2033	-	-	66	-	-	-	-	-	-	66
2034	-	-	76	-	-	-	-	-	-	76
2035	247	-	86	-	-	-	-	-	-	333
2036	-	-	176	-	-	-	-	-	-	176
2037	159	-	98	-	-	-	-	-	-	257
2038	-	-	155	-	-	-	-	-	-	155
2039	220	-	165	-	-	-	-	-	-	385
2040	90	-	-	-	-	-	-	-	-	90
2041	-	-	-	-	-	-	-	-	-	-
2042	45	-	-	-	-	-	-	-	-	45
Total operating loss carry-forwards / Year of expiration if applicable to jurisdiction
	782	130,075	3,380	14,396	35	931	3	63	4	149,669

The following tax years remain subject to examination:

Significant jurisdictions	Open years
Switzerland	2017 - 2022
USA	2021 - 2022
France	2020 - 2022
Spain	2018 - 2022
Japan	2022
Taiwan	2022
India	2022
Germany	2021 - 2022
UK	2017 - 2022
Arabia	2022
Vietnam	2022
Gibraltar	2022

As at December 31, 2022, WISeKey Semiconductors SAS had recorded a USD 39,901 tax provision following a tax audit started in 2018 in relation to prior years. Although the final conclusions have not yet been communicated formally, management believes that it is more probable than not that the entity will have to pay additional taxes and has calculated the provision based on preliminary discussions with the tax authorities.

The Group has no unrecognized tax benefits.

Note 37.      Segment information and geographic data

The Group has two segments: Internet of Things (“IoT”, previously referred to as “Semiconductors”), and managed Public Key Infrastructure (“mPKI”, previously referred to as “Others”). The Group’s chief operating decision maker, who is its Chief Executive Officer, reviews financial performance according to these two segments (three in prior period, with the AI segment) for purposes of allocating resources and assessing budgets and performance.

The IoT segment encompasses the design, manufacturing, sales and distribution of microprocessors operations.

The mPKI segment includes all operations relating to the provision of secured access keys, authentication, signing software, certificates and digital security applications.

12 months to December 31,	2022			2021			2020
USD'000	IoT	mPKI	Total	IoT	mPKI	Total	IoT	mPKI	Total
Revenues from external customers	23,198	616	23,814	16,867	779	17,646	14,317	462	14,779
Intersegment revenues	-	1,931	1,931	128	2,506	2,634	-	6,786	6,786
Interest revenue	10	5	15	1	54	55	8	59	67
Interest expense	4	572	576	30	976	1,006	12	707	718
Depreciation and amortization	408	104	512	470	94	564	1,501	91	1,592
Segment income /(loss) before income taxes	4,589	(17,542)	(12,953)	(1,302)	(22,032)	(23,334)	(2,038)	(26,537)	(28,575)
Profit / (loss) from intersegment sales	-	92	92	6	119	125	-	323	323
Income tax recovery /(expense)	3,251	(12)	3,238	-	(13)	(13)	-	(9)	(9)
Other significant non cash items
Share-based compensation expense	-	744	744	-	3,783	3,783	-	393	393
Gain on derivative liability	-	-	-	-	-	-	-	44	44
Interest and amortization of debt discount and expense	-	168	168	-	1,057	1,057	-	458	458
Segment assets	29,145	53,713	82,858	11,377	89,410	100,787	11,031	40,327	51,358

Revenue and Loss reconciliations	12 months ended December 31,
USD'000	2022	2021	2020
Revenue reconciliation
Total revenue for reportable segment	25,745	20,280	21,565
Elimination of intersegment revenue	(1,931)	(2,634)	(6,786)
Total consolidated revenue	23,814	17,646	14,779

Loss reconciliation
Total profit / (loss) from reportable segments	(12,953)	(23,334)	(28,575)
Elimination of intersegment profits	(92)	(125)	(323)
Loss before income taxes	(13,045)	(23,459)	(28,898)

Asset reconciliation	As at December 31,
USD'000	2022	2021
Total assets from reportable segments	82,858	100,787
Elimination of intersegment receivables	(6,112)	(10,253)
Elimination of intersegment investment and goodwill	(27,250)	(34,809)
Total assets held for sale from discontinued operations	-	33,080
Consolidated total assets	49,496	88,805

Revenue and property, plant and equipment by geography

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

Net sales by region	12 months ended December 31,
USD'000	2022	2021	2020
Switzerland	1,004	1,002	592
Rest of EMEA*	6,260	3,819	4,321
North America	13,677	10,689	8,260
Asia Pacific	2,745	2,062	1,526
Latin America	128	74	80
Total net sales from continuing operations	23,814	17,646	14,779
* EMEA means Europe, Middle East and Africa

Property, plant and equipment, net of depreciation, by region	As at December 31,	As at December 31,
USD'000	2022	2021
Switzerland	231	85
Rest of EMEA*	608	481
North America	1	1
Asia Pacific	2	6
Total Property, plant and equipment, net of depreciation	842	573
* EMEA means Europe, Middle East and Africa

Note 38.      Earnings/(Loss) per share

The computation of basic and diluted net earnings/(loss) per share for the Group is as follows:

	12 months ended December 31,
Gain / (loss) per share	2022	2021	2020
Net gain / (loss) attributable to WISeKey International Holding AG (USD'000)	(27,475)	(20,340)	(28,659)
Effect of potentially dilutive instruments on net gain (USD'000)	n/a	n/a	n/a
Net income / (loss) attributable to WISeKey International Holding AG after effect of potentially dilutive instruments (USD'000)	n/a	n/a	n/a
Shares used in net gain / (loss) per share computation:
Weighted average shares outstanding - basic	112,402,975	71,642,457	42,785,300
Effect of potentially dilutive equivalent shares	n/a	n/a	n/a
Weighted average shares outstanding - diluted	112,402,975	n/a	n/a
Net gain / (loss) per share
Basic weighted average loss per share attributable to WIHN (USD)	(0.24)	(0.28)	(0.67)
Diluted weighted average loss per share attributable to WIHN (USD)	(0.24)	(0.28)	(0.67)

For purposes of the diluted net loss per share calculation, stock options, convertible instruments and warrants are considered potentially dilutive securities and are excluded from the calculation of diluted net loss per share, because their effect would be anti-dilutive. Therefore, basic and diluted net loss per share was the same for the year ended December 31, 2022 due to the Group’s net loss position.

The following table shows the number of stock equivalents that were excluded from the computation of diluted earnings per share because the effect would have been anti-dilutive.

Dilutive vehicles with anti-dilutive effect	2022	2021	2020
Total stock options	6,762,559	3,171,936	1,333,434
Total convertible instruments	8,686,533	14,754,955	20,369,716
Total number of shares from dilutive vehicles with anti-dilutive effect	15,449,092	17,926,891	21,703,150

Note 39.      Legal proceedings

We are currently not party to any legal proceedings and claims that is not provided for in our financial statements.

Note 40.      Related parties disclosure

Subsidiaries

The consolidated financial statements of the Group include the entities listed in the following table:

Group Company Name	Country of incorporation	Year of incorporation	Share Capital	% ownership as at December 31, 2022	% ownership as at December 31, 2021	Nature of business
WISeKey SA	Switzerland	1999	CHF 933,436	95.75%	95.75%	Main operating company. Sales and R&D services
WISeKey Semiconductors SAS	France	2010	EUR 1,298,162	100.0%	100.0%	Chip manufacturing, sales & distribution
WiseTrust SA	Switzerland	1999	CHF 680,000	100.0%	100.0%	Non-operating investment company
WISeKey ELA SL	Spain	2006	EUR 4,000,000	100.0%	100.0%	Sales & support
WISeKey SAARC Ltd	U.K.	2016	GBP 100,000	51.0%	51.0%	Non trading
WISeKey USA Inc[1]	U.S.A	2006	USD 6,500	100%*	100%*	Sales & support
WISeKey India Private Ltd[2]	India	2016	INR 1,000,000	45.9%	45.9%	Sales & support
WISeKey IoT Japan KK	Japan	2017	JPY 1,000,000	100.0%	100.0%	Sales & distribution
WISeKey IoT Taiwan	Taiwan	2017	TWD 100,000	100.0%	100.0%	Sales & distribution
WISeCoin AG	Switzerland	2018	CHF 100,000	90.0%	90.0%	Sales & distribution
WISeKey Equities AG	Switzerland	2018	CHF 100,000	100.0%	100.0%	Financing, Sales & distribution
WISeKey Semiconductors GmbH	Germany	2019	EUR 25,000	100.0%	100.0%	Sales & distribution
WISeKey Arabia - Information Technology Ltd	Saudi Arabia	2019	SAR 200,000.00	51.0%	51.0%	Sales & distribution
WISe.Art AG3	Switzerland	2020	CHF 100,000	100.0%	100.0%	Sales & distribution
WISeKey Vietnam Ltd	Vietnam	2021	VND 689,400,000	95.75%	95.75%	R&D
SEALSQ Corp.	British Virgin Islands	2022	USD 100	100.0%	n/a	Sales & support
WISeKey (Gibraltar) Limited	Gibraltar	2022	GBP 100	100.0%	n/a	Sales & support
Trust Protocol Association	Switzerland	2019	CHF -	100.0%	100.0%	Association cofounded by WISeKey Equities AG involved in Internet security
[1] 50% owned by WISeKey SA and 50% owned by WiseTrust SA
[2] 88% owned by WISeKey SAARC which is controlled by WISeKey International Holding AG
[3] Formerly TrusteCoin AG, formerly WiseAI AG, 100% owned by WISeKey International Holding AG from August 27, 2021
[4] Formerly SEAL (BVI) Corp.

Related party transactions and balances

		Receivables as at		Payables as at		Net expenses to			Net income from
	Related Parties	December 31,	December 31,	December 31,	December 31,	in the year ended December 31,			in the year ended December 31,
	(in USD'000)	2022	2021	2022	2021	2022	2021	2020	2022	2021	2020
1	Carlos Moreira	-	-	353	2,802	-	-	-	-	-	-
2	Philippe Doubre	-	-	-	-	63	179	86	-	-	-
3	David Fergusson	-	-	-	-	68	78	119	-	-	-
4	Eric Pellaton	-	-	-	-	87	92	42	-	-	-
5	Jean-Philippe Ladisa	-	-	-	-	53	68	61	-	-	-
6	Maria Pia Aqueveque Jabbaz	-	-	-	-	34	2	1	-	-	-
7	Cristina Dolan	-	-		-	67	-	1	-	-	-
8	Hans-Christian Boos	-	-	-	2,395	158	125	-	-	-	-
9	Juan Hernández Zayas	-	-	-	-	-	-	52	-	-	-
10	Nicolas Ramseier	-	-	-	-	1	-	-	-	-	-
11	Philippe Gerwill	-	-	-	-	-	10	-	-	-	-
12	Geoffrey Lipman	-	-	-	-	-	8	-	-	-	-
13	Don Tapscott	-	-	-	-	-	-	8	-	-	-
14	OISTE	171	129	70	189	252	350	374	157	71	32
15	Terra Ventures Inc	-	-	30	33	-	-	-	-	-	-
16	GSP Holdings Ltd	-	-	13	17	-	-	-	-	-	-
17	SAI LLC (SBT Ventures)	-	-	30	34	-	-	-	-	-	-
18	Related parties of Carlos Moreira	-	-	-	-	200	224	223	-	-	-
	Total	171	129	496	5,470	983	1,136	968	157	71	32

1. Carlos Moreira is the Chairman of the Board and CEO of WISeKey. A short-term payable in an amount of CHF 326,014.70 (USD 352,670) to Carlos Moreira was outstanding as at December 31, 2022, made up of accrued bonuses.

2. Philippe Doubre is a former Board member of the Group, and former member of the Group’s nomination & compensation committee, as well as a shareholder. The expenses recorded in the income statement in the year to December 31, 2022 relate to his Board fee and compensation for additional services to WISeKey during the year.

3. David Fergusson is a Board member of the Group, and member of the Group’s audit committee and nomination & compensation committee, as well as a shareholder. The expenses recorded in the income statement in the year to December 31, 2022 relate to his Board fee.

4. Eric Pellaton is a Board member of the Group, and member of the Group’s nomination & compensation committee, as well as a shareholder. The expenses recorded in the income statement in the year to December 31, 2022 relate to his Board fee.

5. Jean-Philippe Ladisa is a Board member of the Group, and member of the Group’s audit committee. The expenses recorded in the income statement in the year to December 31, 2022 relate to his Board fee.

6. Maria Pia Aqueveque Jabbaz is a Board member of the Group and former member of the Group’s advisory committee. The expenses recorded in the income statement in the year to December 31, 2022 relate to her Board fee.

7. Cristina Dolan is a Board member of the Group, and member of the Group’s audit committee and nomination & compensation committee. The expenses recorded in the income statement in the year to December 31, 2022 relate to her Board fee.

8. Hans-Christian Boos is the managing director of arago GmbH and, until WISeKey divested it, the former minority shareholder of arago GmbH through two personal companies, Aquilon Invest GmbH and OGARA GmbH. A shareholder of OGARA GmbH, the company that purchased WISeKey’s minority interest in arago, he was one of the beneficial owners benefitting from the purchase of WISeKey’s 51% controlling interest in arago. Mr. Boos is also a former Board member of the Group.

One of his wholly-owned personal companies, Aquilon Invest GmbH entered into a loan agreement with arago GmbH for an amount of EUR 1,918,047 prior to the acquisition of arago by WISeKey. The loan bears interest at a rate of 6% per annum. As at December 31, 2021, the balance of the loan and accrued interests due by arago GmbH to Hans-Christian Boos as ultimate beneficiary was EUR 2,105,407 (USD 2,395,219). In the period ended June 24, 2022, a repayment of EUR 158,137 was made under the loan, and an interest charge of EUR 63,162 (USD 69,109) was recorded in the consolidated income statement of WISeKey.

The “Put Option” granted to Aquilon Invest GmbH and OGARA GmbH in 2020 for the remaining 49% share capital of arago in exchange for 12,327,506 WIHN Class B Shares was terminated with the divestiture of arago on June 24, 2022.

9. Juan Hernandez-Zayas is a former Board member of the Group.

10. Nicolas Ramseier is a member of the Group’s advisory committee. The expenses recorded in the income statement in the year to December 31, 2022, relate to his advisory committee fee.

11. Philipp Gerwill is a former member of the Group’s advisory committee.

12. Geoffrey Lipman is a former member of the Group’s advisory committee.

13. Don Tapscott is a former member of the Group’s advisory committee, and cofounder of The Tapscott Group Inc. The Blockchain Research Institute (the “BRI”) is a division of The Tapscott Group Inc. On December 20, 2018 WISeKey and the BRI entered into an agreement to establish BlockChain Centers of Excellence and promote BlockChain technology worldwide.

14. The Organisation Internationale pour la Sécurité des Transactions Electroniques (“OISTE”) is a Swiss non-profit making foundation that owns a cryptographic rootkey. In 2001 WISeKey SA entered into a contract with OISTE to operate and maintain the global trust infrastructures of OISTE. In line with the contract, WISeKey pays a regular fee to OISTE for the use of its cryptographic rootkey. Two members of the Board of Directors of WISeKey are also members of the Counsel of the Foundation which gives rise to the related party situation.

OISTE is also the minority shareholder in WISeCoin AG with a 10% ownership.

The receivable from OISTE as at December 31, 2022 and income recorded in the income statement in the year to December 31, 2022 relate to the facilities and personnel hosted by WISeKey SA and WISeKey International Holding AG on behalf of OISTE. In the year 2022, WISeKey SA invoiced OISTE CHF 51,066 (USD 53,529), and WISeKey International Holding AG invoiced OISTE CHF 98’994 (USD 103,768).

The payable to OISTE as at December 31, 2022 and expenses relating to OISTE recognized in 2022 are made up of license and royalty fees for the year 2022 under the contract agreement with WISeKey SA.

15. Terra Ventures Inc has a 49% shareholding in WISeKey SAARC Ltd. Terra Ventures granted a GBP 24,507 loan to WISeKey SAARC Ltd on January 24, 2017. The loan is non-interest bearing and has no set repayment date.

16. GSP Holdings Ltd is a former shareholder in WISeKey SAARC Ltd. GSP Holdings Ltd granted a GBP 12,500 loan to WISeKey SAARC Ltd on February 2, 2017. The loan is non-interest bearing and has no set repayment date.

17. SAI LLC, doing business as SBT Ventures, is a former shareholder in WISeKey SAARC Ltd. SAI LLC granted a GBP 25,000 loan to WISeKey SAARC Ltd on January 25, 2017. The loan is non-interest bearing and has no set repayment date.

18. Two immediate family members of Carlos Moreira are employed by WISeKey SA. In line with ASC 850-10-50-5, transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis. The aggregate employment remuneration of these two immediate family members amounted to CHF 191,214 (USD 200,434) recorded in the income statement in 2022.

Note 41.      Subsequent events

Loan Agreements with UBS SA

On January 19, 2023, WISeKey International Holding Ltd repaid CHF 185,800 as full and final settlement of the Covid loan it had contracted with UBS SA.

Anson Facility

On January 24, 2023, WISeKey and Anson entered into the Anson Second Amendment, pursuant to which WISeKey has the right to request Anson to subscribe for eleven Anson Additional Accelerated Tranches for a total aggregate amount of up to USD 5.5 million, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. The total aggregate amount of the Anson facility remains USD 22 million. The terms and conditions of the Anson Additional Accelerated Tranches issued under the Anson Second Amendment remain the same as the terms and conditions of the Anson Facility except for the conversion price which is that set under the Anson First Amendment.

After December 31, 2022, WISeKey made two subscriptions under the Anson Second Amendment for an aggregate amount of USD 1.5 million.

After December 31, 2022, Anson issued two conversion notices in an amount of USD 500,000 in exchange for the delivery of 2,599,620 WIHN Class B Shares.

L1 Facility

After December 31, 2022, L1 issued a total of five conversion notices, resulting in the aggregated conversion of USD 900,000 and the delivery of 5,700,622 WIHN Class B Shares.

Options granted under WISeKey ESOP

After December 31, 2022, a total of 268,535 options were granted under the Group’s ESOP.

Shareholders’ approval of an extraordinary dividend in kind in the form of shares in SEALSQ

On April 27, 2023, at WISeKey's Extraordinary General Meeting, WISeKey’s shareholders approved the distribution of 20% of the outstanding ordinary shares, par value USD 0.01 each, in SEALSQ Corp. (“SEALSQ”), a wholly-owned subsidiary of the Group, to be made in the form of a special dividend in kind (the “Special Dividend”) out of the WISeKey International Holding AG's capital contribution reserves booked in its statutory standalone financial statements as of December 31, 2021. The declaration and distribution of the Special Dividend shall be subject to certain conditions.

Note 42.      Business Update Related to COVID-19

In March 2020, the World Health Organization declared the Coronavirus (COVID-19) a pandemic. The outbreak spread quickly around the world, including in every geography in which the Group operates. The pandemic has created uncertainty around the impact of the global economy and has resulted in impacts to the financial markets and asset values. Governments implemented various restrictions around the world, including closure of non-essential businesses, travel, shelter-in-place requirements for citizens and other restrictions.

The Group took a number of precautionary steps to safeguard its businesses and colleagues from COVID-19, including implementing travel restrictions, working from home arrangements and flexible work policies. The Group started to return to offices around the world, in line with the guidelines and orders issued by national, state and local governments, implementing a phased approach in its main offices in Switzerland and in France. We continue to prioritize the safety and well-being of our colleagues during this time.

The Group’s major production centers, located in Taiwan and Vietnam, were quick to implement controls and safeguards around their processes that enabled us to continue delivering products with minimal interruption to our clients. In 2022, the impact upon the Group has been limited and we remain confident that we are able to fulfil all current client orders.

The Group retains a strong liquidity position and believes that it has sufficient cash reserves to support the entity for the foreseeable future (see note 2 for further details.) The Group continues to review its costs and suspended its share buy-back programs in order to reduce the cash burn. The Group has applied for, and received, support under the schemes announced by the Swiss government. Currently the Group remains able to meet its commitments and does not foresee any significant challenges in the near future. The Group currently does not anticipate any material impact on its liquidity position and outlook.

At this stage it remains impossible to predict the extent of the impact of the COVID-19 pandemic as this will depend on numerous evolving factors and future developments that the Group is not able to predict.

Note 43.      Impacts of the war in Ukraine

Following the outbreak of the war in Ukraine in late February 2022, several countries imposed sanctions on Russia, Belarus and certain regions in Ukraine. There has been an abrupt change in the geopolitical situation, with significant uncertainty about the duration of the conflict, changing scope of sanctions and retaliation actions including new laws.

WISeKey does not have any operation or customer in Russia, Belarus or Ukraine, and, as such, does not foresee any direct impact of the war on its operations.

However, the war has also contributed to an increase in volatility in currency markets, energy prices, raw material and other input costs, which may impact WISeKey’s supply chain in the future.

As at December 31, 2022, the Group has assessed the consequences of the war for its financial disclosures and considered the impacts on key judgements and significant estimates, and has concluded that no changes were required. WISeKey will continue to monitor these areas of increased risk for material changes.