Form 20-F
period 2023-12-31
Wisekey International Holding S.A.
filed 2024-05-15
CIK 1738699

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

For the fiscal year ended December 31, 2023

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

Copies to:

Herman H. Raspé, Esq.
Patterson Belknap Webb & Tyler LLP

1133 Avenue of the Americas
New York, New York 10036
Tel: (212) 336-2000

____________________________________________________________________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange and on which registered
American Depositary Shares, each representing half a Class B Share, par value CHF 2.50 per share Class B Shares, par value CHF 2.50 per share*	WKEY	The Nasdaq Stock Market LLC

____________________
* Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,600,880 Class A Shares and 2,954,097 Class B Shares.

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

ii

INTRODUCTION AND USE OF CERTAIN TERMS

We were formed in 2015 as a holding company to incorporate, acquire, hold, and dispose of interests in national and international entities, in particular entities active in the area of security technology and related areas. Our Class B Shares, as defined below, have been listed on the Swiss Exchange (SIX) since 2016 and our American Depositary Shares ("ADSs") have been listed on the Nasdaq Stock Market LLC under the symbol "WKEY" since December 4, 2019. The Bank of New York Mellon, acting as depositary, registers and delivers our ADSs, each of which represents one-half of one of our Class B Shares.

We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, "we," "us," "our Company," "the Group," "WISeKey," "the WISeKey Group," "WISeKey International Holding Ltd", “WIHN”, and "our" shall refer to WISeKey International Holding AG and its subsidiaries, affiliates, and predecessor entities. Additionally, this annual report uses the following conventions:

•	"CHF" and "Swiss francs" refer to the legal currency of Switzerland

•	"Class A Shares" and “WIHN Class A Shares” refer to our Class A Shares, par value CHF 0.25 per share

•	"Class B Shares" and “WIHN Class B Shares” refer to our Class B Shares, par value CHF 2.50 per share

•	"Code” refers to the U.S. Internal revenue Code of 1986, as amended

•	"IC” refers to integrated circuits

•	"IoT" refers to Internet of Things

•	“IRS” refers to the U.S. Internal Revenue Service

•	“Jobs Act” refers to the U.S. Jumpstart Our Business Startups Act of 2012

•	"NASDAQ" refers to the Nasdaq Stock Market LLC

•	"PKI" refers to Public Key Infrastructure

•	"$," "US $," "USD" and "U.S. dollars" refer to the legal currency of the United States

•	“SaaS” refers to Software as a Service

•	"Sarbanes Oxley Act” refers to the U.S. Sarbanes-Oxley Act of 2002

•	“SEC” refers to the U.S. Securities and Exchange Commission

•	“Securities Act” refers to the U.S. Securities Act of 1933, as amended

•	“Securities Exchange Act” and “Exchange Act” refers to the U.S. Securities and Exchange Act of 1934, as amended

•	"SIX" refers to the Swiss Exchange (SIX)

•	"Switzerland" refers to the Swiss Confederation

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

These forward-looking statements include, but are not limited to, statements relating to:

•	Our anticipated goals, growth strategies and profitability;

•	Future operating or financial results;

•	Our planned capital expenditure program for additional production lines to be added to our supply chain;

•	Our intention to make investments in sales and marketing operations including R&D of new products, such as post-quantum cryptography, WISe.ART, and WISeSat.Space;

•	Our plans for global customer base expansion;

•	Our intention to establish a Design Center, OSAT and Personalization project;

•	Our expansion of the WISeSat.Space project;

•	Our expectation about the development of markets for the WISeSat.Space Low

•	Earth Orbit satellites;

•	Our development and tokenization of WISe.ART;

•	Our plan to evolve the WISeID platform to include Web 3.0 capabilities, such as Distributed Identity;

•	Our timeline related to the deployment of SEALCOIN;

•	Our anticipated pipe growth in 2024;

•	Our belief that the products resulting from our R&D will create additional opportunities for growth;

•	Our expectation about the development of the markets for WISeKey, including expanding the role of Metaverse, increase in cyber threats and growth of secure hardware market, growing demand for IoT solutions, increase in cybersecurity spending based on the recent regulations and legislations;

•	Our intent to invest heavily in the ongoing development of our products and technology;

•	Whether or not we are or will be a PFIC;

•	Assumptions underlying or related to any of the foregoing.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us and are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Those factors include, in addition to those set forth in "Item 3D. Risk Factors" and those included elsewhere in this report, among others, the following:

•	The inability to realize estimated financial position, results of operations or cash flows;

•	The inherent uncertainty associated with financial projections and valuation techniques;

•	Our ability to anticipate market needs and opportunities;

•	Our ability to attract new customers and retain existing customer base;

•	Our ability to foster innovation, to develop new products and enhancements to our existing products;

•	The demand for our products or for the goods into which our products are incorporated;

•	Our expectation that order commitments and non-cancellable orders we received are properly executed;

•	The sufficiency of our cash and cash equivalents to meet our liquidity needs;

•	The impact of any supply chain disruption that we may experience;

•	Our dependency on the timely supply of equipment and materials from our third-party suppliers;

•	Our ability to protect our intellectual property rights;

•	Our ability to keep pace with technical advances in cryptography and semiconductor design;

•	Our ability to raise funds for investment by cash flow from operating activities, advance payments from a key customer, and grants and other available subsidies from funding agencies;

•	Our ability to reduce our cost structure and general and administrative costs;

•	Our ability to attract and retain qualified employees and key personnel;

•	Our ability to attract new customers and retain and expand within our existing customer base;

•	Our ability to foster innovation, to develop new products and enhancements to our existing products;

•	The potential impact of the COVID-19 pandemic, other pandemics or health emergencies affecting our clients’ ability and willingness to spend money in security applications and our supplier’s ability to source key components and material;

•	The future growth of the information technology and cybersecurity industry;

•	Risks relating to WISeKey’s ability to implement its growth strategies and its Group’s restructuring;

•	Our ability to achieve some or all of the expected benefits from the spin-off of SEALSQ Corp;

•	Our ability to successfully hire and retain qualified employees and key personnel;

•	Our ability to prevent security breaches and unauthorized access to confidential customer information;

•	Our ability to comply with modified or new laws and regulations relating to our industries;

•	The activities of our competitors and the introduction of competing products by our competitors;

•	Market demand and semiconductor industry conditions;

•	Our ability to successfully introduce new technologies and products;

•	Uncertain negative effect of the COVID-19 pandemic and its effect on the supply chain;

•	The cyclical nature of the semiconductor industry;

•	An economic downturn in the semiconductor industry;

•	Our ability to comply with U.S. and other applicable international laws and regulations;

•	Changes in our overall tax position as a result of changes in tax laws or tax rates, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	Fluctuations in the exchange rates between the U.S. dollar and the other major currencies we use for our operations;

•	Our ability to collect accounts receivable;

•	Changes in certain commodities used as raw material, which may affect our gross margin;

•	How long we will qualify as an emerging growth company or a foreign private issuer.

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

Summary of Risk Factors

Investing in our Class B Shares and ADSs may expose you to a number of risks, including risks relating to our business and industry, financial risks, legal risks, and risks relating to our Class B Shares and ADSs. The following summarizes part, but not all, of these risks. Please carefully consider all of the information discussed in Item 3. Key Information—D. Risk Factors and elsewhere in this annual report which contains a more thorough description of risks relating to investing in us.

•	The semiconductor industry is highly cyclical and highly competitive. If we fail to introduce new technologies and products in a timely manner, this could adversely affect our business.

•	Significantly increased volatility and instability and unfavorable economic conditions may adversely affect our business.

•	The demand for our products depends to a significant degree on the demand for our customers’ end products.

•	The semiconductor industry is characterized by continued price erosion, especially after a product has been on the market.

•	Failure to protect our intellectual property could substantially harm our business, operating results, and financial condition.

•	We face competition from companies that are larger and better known, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

•	Our research and development efforts may not produce successful products or enhancements to our security solutions that result in significant revenue or other benefits in the near future, if at all.

•	We are dependent on the timely supply of equipment and materials from various sub-contractors and if any one of these suppliers fails to meet or delays their committed delivery schedules, we can suffer with lower or lost revenues.

•	Changes in regulations or citizen concerns regarding privacy and protection of citizen data, or any failure or appearance of failure to comply with such laws, could diminish the value of our services and cause us to lose customers and revenue.

•	If our security systems are breached, we may face civil liability, and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract and retain customers.

•	Our business model consists in promoting trust and security, and it depends on trust in our brand. Negative media coverage could adversely affect our brand and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our customer base.

•	We depend on our customers’ ability to sell their products, which may pose challenges for our ability to forecast or optimize our inventory and sales.

•	We may need to discontinue products and services. During the ramp-down of such products and services, we may experience a negative impact on our sales.

•	We are a holding company with no direct cash generating operations and rely on our subsidiaries to provide us with funds necessary to pay dividends to shareholders.

•	We may not achieve some or all of the expected benefits from the partial Spin-Off of SEALSQ Corp, and failure to achieve such benefits may adversely affect our business.

•	We derive a significant amount of our revenues each year from a limited number of significant customers.

•	Claims, litigation, government investigations, and other proceedings may adversely affect our business and results of operations.

•	Employment laws in some of the countries in which we operate are relatively stringent.

•	A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate, including tax rules limiting the deductibility of interest expense, could result in a higher tax rate on our earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

•	As a “foreign private issuer” (within the meaning of the U.S. Securities Act) we are entitled to claim exemptions from certain Nasdaq corporate governance standards, and, if we elected to rely on these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

•	We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

•	We have never paid dividends on our share capital, and we do not anticipate paying cash dividends in the foreseeable future.

Risks Related to Our Business and Industry

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine, and more recently, the Israel-Hamas war. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine.

In February 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business. Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, the European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication, or SWIFT, payment system, expansive ban on imports and exports of products to and from Russia and ban on exportation of U.S. denominated bank notes to Russia or persons located there. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Additionally, on October 7, 2023, Hamas, a U.S. designated terrorist organization, launched a series of coordinated attacks from the Gaza Strip onto Israel. On October 8, 2023, Israel formally declared war on Hamas, and the armed conflict is ongoing as of the date of this filing.

Although our operations have not experienced material and adverse impact on supply chain, cybersecurity or other aspects of our business from the ongoing conflict between Russia and Ukraine, or from the war between Israel and Hamas, nor from any associated event such as the Red Sea shipping crisis, there is no assurance that such conflicts and events would not develop or escalate in a way that could materially and adversely affect our business, financial condition, and results of operations in the future.

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

As of December 31, 2023, global inflationary pressure has not materially affected our gross margins and our business. Our suppliers, which are all based in Asia, have not been impacted by the price inflation for energy that Europe and other geographies have experienced, nor from some raw material price inflation which might impact other industries. For fiscal year 2024, we are likely to incur payroll cost increases for some of our employees in order to retain and hire engineers given the strong local demand for experienced software and hardware engineers. While we believe that these costs will be balanced by the US Dollar to Euro exchange rate evolution which has absorbed the extra costs caused by the salary increase, there is no assurance that this cost balance will continue. Accordingly, continued inflationary pressure may have an adverse impact on our gross margins and could have a material adverse effect on our business, financial condition, results of operations or cash flows.

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

The demand for our semiconductors products depends to a significant degree on the demand for our customers’ end products.

The vast majority of our IoT revenue is derived from sales to manufacturers in the IT infrastructure (Network Servers, Switch, Home boxes, PC Keyboards, etc.), utilities distribution edge infrastructure (Smart Meters) and Access Control modules. Demand in these markets fluctuates significantly, driven by consumer spending, consumer preferences, the development of new technologies and prevailing economic conditions. In addition, the specific products in which our semiconductors are incorporated may not be successful or may experience price erosion or other competitive factors that affect the price manufacturers are willing to pay us. Such customers have in the past, and may in the future, vary order levels significantly from period to period, request postponements to scheduled delivery dates, modify their orders or reduce lead times. This is particularly common during periods of low demand. This can make managing our business difficult, as it limits the predictability of future revenue. It can also affect the accuracy of our financial forecasts. Furthermore, developing industry trends, including customers’ use of outsourcing and new and revised supply chain models, may affect our revenue, costs and working capital requirements.

If customers do not purchase products made specifically for them, we may not be able to resell such products to other customers or may not be able to require the customers who have ordered these products to pay a cancellation fee. The foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

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

Some of our larger opportunities depend on our customers’ ability to be awarded significant regional or national contracts in order to fulfill the volume predictions that were used in the pricing negotiations and forecasts.

The design of many industrial devices comes with the risk that the product may not see the demand that was expected in that market, or the high-volume contracts may be awarded to competing suppliers. Our customers may be bidding against several other suppliers to win a government contract and if they lose the bid, we will not see the results that were originally expected during the forecasting of the opportunity size and profitability.

The shift into knowledge automation and artificial intelligence is unknown and unproven on a global scale.

The automation market has been moving forward with Robotic Process Automation (“RPA”) for years and market demand for the next evolution of such technology remains unknown. Our potential customers need to accept to move forward from their current business process automation and RPA implementations in order for WISeKey to be successful. The ability for WISeKey to predict the market and conditions is yet to be proven and the customer reaction remains unknown. In addition, the complex implementation in this sphere requires focused delivery resources and clear plans with the customers. Customer input and knowledge is critical to the success of knowledge automation and therefore some of WISeKey’s potential success will be reliant on its customers’ belief in the WISeKey value proposition and their ability to support the implementation.

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

Any decline in demand for our products from our clients could have a material adverse effect on the Company’s business, results of operations and financial condition.

Our business is at risk of our clients delaying or withdrawing purchase orders for items where we already committed to the production of these pieces. In these situations, and when sufficient notice is given, we are usually able to adjust our production schedules such that the production can be transferred to alternative clients thereby limiting our exposure. However, there can be a short-term impact upon the levels of stock that we hold at any given point in time. As our products have a lengthy development cycle, often being in the region of 18 to 24 months from design-win to delivering the first batch of finished goods, we are not susceptible to losing clients without a lengthy notice period, so there is a very limited risk that we find ourselves holding material amounts of stocks of finished goods that will not be eventually delivered to our clients. The greatest risk is that a client might reduce their production allocations with the Company and, in this instance, we would be required to adapt our purchase requirements accordingly. Most of our raw materials (in particular our wafers) can be redirected to alternative products and so the risk is limited to finished goods. In the event that a client was to significantly reduce demand with a limited lead-time and not place new orders for that product at a later stage, this could lead to some finished goods becoming obsolete, but this risk is considered remote by management. The main risk arising from a decline in demand for our products from one of our top ten clients is that we would need to find new sources of revenue to replace the departing clients.

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

Organizations are facing increasingly sophisticated digital security threats and threats of counterfeiting. If WISeKey fails to identify and respond to new and increasingly complex methods of counterfeiting products or hacking personal and corporate digital accounts, our business and reputation will suffer. In particular, WISeKey may suffer significant adverse publicity and reputational harm if any of our products fail to perform as advertised. An actual or perceived breach of our customers' sensitive business data, regardless of whether the breach is attributable to the failure of our products, could adversely affect the market's perception of the efficacy of our security solutions and current or potential customers may look to our competitors for alternatives to our security solutions. Similarly, an actual or perceived failure of our products to prevent counterfeit products from being detected, regardless of whether such failure is attributable to our products, could adversely affect the market's perception of the efficacy of our authentication solutions and could encourage current or potential customers to look to our competitors for an alternative to our products. The failure of our products may also subject us to product liability lawsuits and financial losses stemming from indemnification of our partners and other third parties, as well as the expenditure of significant financial resources to analyze, correct or eliminate any vulnerability. It could also cause us to suffer reputational harm, lose existing customers or deter them from purchasing additional products and services and prevent new customers from purchasing our security solutions.

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

The cryptographic rootkey used by WISeKey is owned by the Organisation Internationale pour la Sécurité des Transactions Electroniques OISTE ("OISTE") acting as a trusted third party and not-for-profit entity in charge of ensuring that the Root of Trust (the "RoT") remains neutral and trusted. The name of the RoT is OISTE/WISeKey, as shown in all major current browsers that embed the rootkey. A member of the two-member foundation board of OISTE is a WISeKey board member. Members of the foundation board of OISTE are appointed by a policy authorizing authority (the "Policy Authorizing Authority" or "PAA"), whose members are international organizations, governments and large corporations that use the OISTE/WISeKey RoT. OISTE has granted us a perpetual license to exclusively use the cryptographic rootkey and develop technologies and processes based on OISTE's trust model. The perpetual license agreement can only be terminated under limited circumstances, including if WISeKey were to move from the trust model developed by OISTE and/or changing the location of the RoT from Switzerland to another country. A termination of the license agreement would present a threat to WISeKey's current trust model.

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

We are dependent on the timely supply of equipment and materials from various sub-contractors and if any one of these suppliers fails to meet, or delays, their committed delivery schedules due to supply chain disruptions or other reasons, we can suffer with lower or lost revenues.

We use various suppliers for silicon manufacturing and testing our parts. Any one of these suppliers could not meet their commitments for on-time delivery of our products. The market supply of such products has seen and continues to see difficulties in meeting demand and these kinds of supply disruptions can happen due to global shortages of silicon wafers or chemicals used in the processing of the silicon packaging, or shortages in the labor force due to unrest or sicknesses. During the latter half of 2021 and 2022, we had to manage our delivery schedule carefully as a result of the global shortage of semiconductors material. During this period, the Company was receiving greater volumes of orders than it was capable of delivering due to such shortages, so we had to program the orders based upon the allocations of materials and production capacity available to us. While we were able to grow our revenue during this time though careful negotiation with our suppliers, we believe that our revenues would have been higher had there not been such supply disruption. Further, our business and operating conditions can be at risk if we cannot deliver on our product demand as committed in our customer contracts. The global shortage was alleviated in 2023 meaning that the same constraints were no longer applicable during that year and currently, we do not have issues around supply allocations.

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

Quantum computing may threaten the resilience of current cryptography against attacks during the current lifespan of hardware, especially in case our secure modules are embedded in larger systems and/or deployed on remote locations, such as smart meters and satellite deployments. WISeKey cannot guarantee that its secure modules will still offer sufficient protection against attacks executed with quantum computers. To mitigate this risk, WISeKey has launched an R&D program for assessing the portability and resistance of 2 of the algorithms shortlisted by the National Institute of Standards & Technology (NIST) as part of its post-quantum algorithms selection contest. This program is carried in partnership with l’Ecole des Mines (a very prestigious French engineering university).

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

Our ability to grow our business and generate revenue depends on retaining and expanding our total customer base and increasing services revenue by effectively monetizing value added. We must convince prospective customers of the benefits of our solutions and our existing customers of the continuing value of our solutions. Our ability to attract new customers, retain existing customers, and reach out to new markets depends in large part on our ability to continue to offer leading technologies and products, superior security and trust, and integration capabilities. For instance, in our IoT segment, some of our semiconductor competitors, including Infineon, Microchip, NXP and STMicroelectronics, have developed, and are continuing to develop, secure elements, which puts us at a significant competitive disadvantage.

Additionally, management expects 2024 to be a transition year where the focus of customer demand will shift to the next generation of products, which is likely to impair WISeKey’s growth in its core business relating to our existing solutions. Our continued growth is therefore heavily dependent upon the successful attraction of prospective customers in new markets, both geographic and product, such as with secure transport of goods through the global, real-time tracking and tracing capabilities in conjunction with WISeSat.

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

We derive a significant amount of our revenues each year from a small number of customers. In the year ended December 31, 2023, our ten largest customers accounted for 90% of our revenue. Our business and results of operations are largely dependent upon the success of our significant customers. The loss of any large customer, a decline in the volume of sales to these customers or the deterioration of their financial condition could adversely affect our business, results of operations and financial conditions.

One of our largest customers is CISCO Systems International (“Cisco”).  We operate under the terms of a Master Purchase Agreement, dated August 14, 2014.  Such agreement defines, among other things:

•	the communication process that we shall respect vis a vis forecasting / pricing update, such as determination of price reflecting component prices in effect on the date of shipment to Cisco’s authorized contract manufactures (“EMS Providers”), representations and warranties that the product price are, and shall be, no higher than the lowest prices offered by the Company to any customer purchasing the same or lesser total sales or unit volume on an annual basis;
•	buffer stock, timing and volume constitution rules, including but not limited to, obligations to make commercially reasonable efforts to conduct capacity and materials planning and management sufficient to meet EMS Provider’s forecast at the period of time agreed between WISeKey and EMS Providers,
•	list of contract manufacturers to whom we are allowed to take purchase orders and to make deliveries;
•	rules of fair treatment in case capacity shortage, that is, an obligation to provide Cisco, EMS Providers and any third party designated by Cisco an allocation of products during its shortage that is no less favorable than that provided to any other customer;
•	warranties, including but not limited to, three years warranty period, delivered product having no less than eight remaining weeks of shelf-life, replacement of defected products within two business days in general;
•	epidemic failure rules/treatment. Epidemic failure shall be recognized when a single failure mode in excess of 1% of the product or a multiple failure more in excess of 3% of the product, during any rolling 3-full calendar month period, occurs. If an Epidemic failure happens during the five-year period after the delivery of a product, the Company is contractually required to notify to Cisco, provide a preliminary plan for problem diagnosis within one business day of the notification, and compensate Cisco for all reasonable costs incurred by Cisco, EMS Providers and any third party designated by Cisco, subject to the liability exclusions and limitations set forth in the agreement.

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

Our agreement with one of our third-party suppliers, Presto Engineering Inc., defines, among other things,

•	the list of operational obligations that they shall execute for us. Presto’s services include New Production Introduction (“NPI”), such as planning of validation and qualification activities, engineering evaluation of the product and preliminary test solution, and product release to industrial maturity, and Supply Chain Management (“SCM”);

•	the On-Time Delivery objectives and rules. Presto is required to provide its SCM service based on agreed targets for On Time Delivery (“OTD”). OTD is defined numerically and it constitutes result obligations under French laws, which govern the agreement;

•	Their obligations vis a vis our quality process and our security process, including their obligations to be audited on a yearly basis.

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

We cannot guarantee that our foundry service providers will be able to meet our manufacturing requirements. The ability of our foundry service providers to provide us with foundry services is limited by available capacity. If any of our foundry service providers fails to succeed in their capacity promise, it will not be able to deliver to us ICs as per the Purchase Orders that we have placed to them, which will significantly affect our shipment of our products and solutions. This could in turn result in lost sales and have a material adverse effect on our relationships with our customers and on our business and financial condition. In addition, we do not have a guaranteed level of production capacity from our foundry service providers. We do not have long-term contracts with them, and we source our supplies on a purchase order basis. As a result, we depend on our foundry service providers to allocate to us a portion of their manufacturing capacity sufficient to meet our needs, produce products of acceptable quality and at acceptable final test yields and deliver those products to us on a timely basis and at acceptable prices. If any of our foundry service providers raises its prices or is unable to meet our required capacity for any reason, such as shortages or delays in the shipment of semiconductor equipment or raw materials required to manufacture our ICs, or if our business relationships with any of our foundry service providers deteriorate, we may not be able to obtain the required capacity and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all. Moreover, it is possible that other customers of any of our foundry service providers that are larger and/or better financed than we are, or that have long-term contracts with it, may receive preferential treatment in terms of capacity allocation or pricing. In addition, if we do not accurately forecast our capacity needs, any of our foundry service providers may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could materially and adversely affect our business, results of operations or financial condition.

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

Additionally, the EU may continue to review the need for greater regulation or reform to its existing data protection legal framework, which may result in a greater compliance burden for companies with users in Europe. Various government and consumer agencies also have called for new regulation and changes in industry practices. Our business, including our ability to operate and expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that requires changes to these practices, the design of our website, services, features, or our privacy policy. In particular, the success of our business has been, and we expect will continue to be, driven by our ability to responsibly use the personal data that our customers share with us.

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

To mitigate these risks, we comply with one of the highest security standards in our industry: Webtrust, ISO27001 and the "Common Criteria" standard. Compliance with these standards require us to implement, monitor and audit on a yearly basis all the processes where we, or our third-party suppliers, manipulate sensitive data. This includes our supply chain processes and partners which, like us, are audited every year by security experts certified by governmental authorities. In addition, one of our customers, Cisco, also conducts an independent and extensive audit to control our processes and propose improvements.

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

Additionally, if an actual or perceived breach of security occurs to our systems or a third party’s platform, we may face regulatory or civil liability and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract and retain customers, which in turn would harm our efforts to attract and retain customers and business partners. We also would be required to expend significant resources to mitigate the breach of security and to address matters related to any such breach. We also may be required to notify regulators about any actual or perceived personal data breach (including the EU Lead Data Protection Authority) as well as the individuals who are affected by the incident within strict time periods.

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

Our use of artificial intelligence may adversely affect our business operations, products, or financial results.

We utilize AI in connection with the design of our semiconductors and in the development of our software services. AI helps reduce our development cycle timeline and AI is used to protect our chips against a new generation of attacks, such as side channel deep learning.

Given the short time that has elapsed since AI became commercially viable and the rapid pace of change in the AI space, we may experience any number of difficulties in using AI technology, including with respect to product development. Additionally, there are significant risks involved in utilizing AI and there can be no assurance that the usage of AI will enhance our products or services, or be beneficial to our business, including our efficiency or profitability.

Utilizing AI may expose us to additional intellectual property, cybersecurity, operational, and technological risks, as the technologies underlying AI and its use are subject to a variety of laws, including intellectual property, privacy, and consumer protection. Further, AI is the subject of evolving review by various U.S. governmental and regulatory agencies, and other foreign jurisdictions. Any changes in laws, rules, directives, and regulations governing the use of AI may adversely affect the ability of our business to use AI.

The technologies underlying AI are complex and rapidly developing, and as a result, it is not possible to predict all of the legal, operational, or technological risks related to the use of AI.

Obligations associated with being a public company require significant Company resources and management attention.

We are subject to the reporting requirements of the Securities Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act. Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal control over financial reporting.

We work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies do create additional costs for us and require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We may not be able to predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

If management is unable to provide reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our shares.

Under Section 404 of Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F, a report containing our management’s assessment of the effectiveness of our internal control over financial reporting. If, in such annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our shares.

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

WISeKey has invested substantial amounts of financial resources so far on its acquisitions, brand technology and market position. As at December 31, 2023, WISeKey had, on a consolidated level, an accumulated cumulative deficit of USD 280,960,811, compared to USD 265,635,281 as at December 31, 2022 and USD 238,159,600 as at December 31, 2021. In the past, we made significant investments in our operations which have not resulted in corresponding revenue growth and, as a result, increased our losses. WISeKey expects to make significant future investments to support the further development and expansion of its business and these investments may not result in increased revenue or growth on a timely basis or at all.

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

Our founder, Carlos Moreira, holds over 30% of the Company's voting rights as at December 31, 2023. Further, all holders of the Class A Shares represent approximately 35% of the Company's voting rights as at December 31, 2023. Our founder, or if the holders of Class A Shares were to act in concert with each other, the holders of the Class A Shares, would be able to exert significant influence over certain matters, including matters that must be resolved by the general meeting of shareholders, such as the election of members to the board of directors or the declaration of dividends or other distributions. To the extent that the interests of these shareholders may differ from the interests of the Company's other shareholders, the Company's other shareholders may be disadvantaged by any actions that these shareholders may seek to pursue.

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

Further, the Company may choose to raise additional capital by issuing additional Class B Shares, depending on market conditions or strategic considerations. In particular, under our Articles of Association as at December 31, 2023, the board of directors is authorized to issue up to 1,618,117 new Class B Shares out of authorized capital at any time until June 21, 2028 and thereby increase the Company's share capital without further shareholder approval. After June 21, 2028 , the shareholders may re-approve this authorization. Further, our Articles of Association provide for a conditional share capital based on which, as at December 31, 2023, the Company is authorized to issue up to 1,500,000 new Class B Shares, corresponding to CHF 3,750,000 in par value. Since June 22, 2023, the date of reference for the last formal recording in the Articles and the commercial register of the Canton of Zug, Switzerland, an aggregate number of 289,410 Class B Shares has been issued out of the Company's conditional share capital as of December 31, 2023. As a result, the available conditional share capital of the Company, as at December 31, 2023, amounted to CHF 3,026,475, corresponding to the issuance of 1,210,590 Class B Shares. Among other things, the Company's conditional share capital could be used in connection with the issuance of securities that are convertible into Class B Shares. To the extent that additional capital is raised through the issuance of Class B Shares or other securities that are convertible into Class B Shares, the issuance of such securities could dilute the Company's shareholders' interest in the Company.

In connection with, an Agreement for the Issuance and Subscription of Convertible Notes WISeKey entered into with GLOBAL TECH OPPORTUNITIES 8, Grand Cayman, Cayman Islands ("GTO") on December 8, 2020, the Company granted GTO warrants to acquire Class B Shares at an exercise price of the higher of (a) 120% of the 5-trading day VWAP of the Class B Shares on the SIX Swiss Stock Exchange over the 5 trading days immediately preceding the relevant subscription request and (b) CHF 75 (the “GTO Warrant Exercise Price”). The number of warrants granted at each tranche subscription was calculated as 15% of the principal amount of each subscription divided by the GTO Warrant Exercise Price. Each warrant agreement has a 5-year exercise period starting on the relevant subscription date. As at December 31, 2023, a total of 26,383 warrants (the "GTO Warrants") have been issued for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the GTO Warrants as at December 31, 2023 is 26,383 Class B Shares. The GTO Warrants may be exercised by GTO at any time until the fifth anniversary of their respective grant at the GTO Warrant Exercise Price. The Class B Shares issued to GTO in connection with the GTO Warrants would be issued out of the Company's conditional share capital or authorized share capital without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the GTO Warrants will dilute the Company's shareholders' interests in the Company.

On 29 June 2021, WISeKey entered into an Agreement for the Subscription of up to $22M Convertible Notes (the “L1 Facility”) with L1 Capital Global Opportunities Master Fund (“L1”), as amended on September 27, 2021 and March 3, 2022, pursuant to which L1 committed to grant loans, in several tranches and in the form of convertible notes (the “L1 Convertible Notes”), to WISeKey up to a maximum amount of USD 22 million, subject to certain conditions, over a period of 24 months. The L1 Convertible Notes bear interest at a rate of 6% per annum (“L1 Interest”). Subject to a cash redemption right of WISeKey, the L1 Convertible Notes are mandatorily convertible into Class B Shares within a period of 24 months from issuance of the respective L1 Convertible Notes (the “L1 Conversion Period”), extendable under certain conditions by a maximum of 6 months (the “L1 Maximum Conversion Period”). Conversion takes place upon request by L1 during the L1 Conversion Period, but in any case no later than at the expiry of the L1 Maximum Conversion Period. The conversion price applied to the principal amount of the L1 Convertible Notes and accrued interest, converted into CHF at the relevant exchange rate will be (a) for the tranches subscribed under the original agreement, the lower of (i) 95% of the lowest volume weighted average price of Class B Shares on the SIX Swiss Exchange during the five trading days preceding the relevant conversion date and (ii) depending on the tranche, a fixed conversion price ranging from CHF 200 to CHF 375, and (b) for the tranches subscribed under the amendment dated September 27, 2021 and March 3, 2022, 90% of the lowest volume weighted average price of Class B Shares on the SIX Swiss Exchange during the ten trading days preceding the relevant conversion date. WISeKey made several loan subscriptions in 2021 and 2022 under the L1 Facility and there is no remaining amount available for loans as at December 31, 2023. In 2021, L1 requested to convert L1 Convertible Notes issued in 2021 for a total amount of USD 13.5 million, resulting in the issuance of 237,176 Class B Shares to L1. In 2022, L1 requested to convert L1 Convertible Notes issued in 2021 and 2022 for a total amount of USD 7.1 million, resulting in the issuance of 584,512 Class B Shares to L1. In 2023, L1 requested to convert L1 Convertible Notes issued in 2022 for a total amount of USD 1.2 million, resulting in the issuance of 145,975 Class B Shares to L1. The conversion of the subscriptions under the L1 Facility into Class B Shares will dilute the Company's shareholders' interest in the Company. L1 requested to convert some but not all L1 Convertible Notes issued in 2022. As at December 31, 2023, L1 Convertible Notes in an aggregate amount of USD 200,000 remained unconverted and there is no remaining amount available for loans, therefore, as at December 31, 2023, the estimated maximum number of Class B Shares deliverable under the L1 Facility is 74,074 Class B Shares at a conversion price of CHF 2.7 per Class B Share for the tranches subscribed under the amendment dated March 3, 2022 (calculated based on the closing price of a Class B Share on the SIX on December 29, 2023 of CHF 3 discounted by 10%). Note that the actual price at which L1 may convert each tranche under the L1 Facility is subject to change, and, therefore, the number of Class B Shares deliverable to L1 may vary.

In connection with the L1 Facility, the Company granted L1 the option to acquire Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WISeKey Class B Share (“WIHN Class B Share”) on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 250 (the “L1 Warrant Exercise Price”). The number of warrants granted at each tranche subscription is calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. As at December 31, 2023, a total of 159,807 warrants have been issued for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the L1 Warrants as at December 31, 2023 is 159,807 Class B Shares. The L1 Warrants may be exercised by L1 at any time until the third anniversary of their respective grant at the L1 Warrant Exercise Price.

On 29 June 2021, WISeKey entered into an Agreement for the Subscription of up to $22M Convertible Notes (the “Anson Facility”) with Anson Investments Master Fund LP (“Anson”), as amended on September 27, 2021, pursuant to which Anson committed to grant loans, in several tranches and in the form of convertible notes (the “Anson Convertible Notes”), to WISeKey up to a maximum amount of USD 22 million, subject to certain conditions, over a period of 24 months. The Anson Convertible Notes bear interest at a rate of 6% per annum (“Anson Interest”). Subject to a cash redemption right of WISeKey, the Anson Convertible Notes are mandatorily convertible into Class B Shares within a period of 24 months from issuance of the respective Anson Convertible Notes (the “Anson Conversion Period”), extendable under certain conditions by a maximum of 6 months (the “Anson Maximum Conversion Period”). Conversion takes place upon request by Anson during the Anson Conversion Period, but in any case no later than at the expiry of the Anson Maximum Conversion Period. The conversion price applied to the principal amount of the Anson Convertible Notes and accrued interest, converted into CHF at the relevant ex-change rate will be (a)  for the tranches subscribed under the original agreement, the lower of (i) 95% of the lowest volume weighted average price of Class B Shares on the SIX Swiss Exchange during the five trading days preceding the relevant conversion date and (ii), depending on the tranche, a fixed conversion price ranging from CHF 200 to CHF 375, and (b) for the tranches subscribed under the amendment dated September 27, 2021, 90% of the lowest volume weighted average price of Class B Shares on the SIX Swiss Exchange during the ten trading days preceding the relevant conversion date. WISeKey made several loan subscriptions in 2021 and 2023 under the Anson Facility. At the end of the official commitment period on June 28, 2023, the outstanding Anson Facility available was USD 2 million which management believes may be the subject of a later amendment. In 2021, Anson requested to convert Anson Convertible Notes issued in 2021 for a total amount of USD 9.8 million, resulting in the issuance of 164,565 Class B Shares to Anson. In 2022, Anson requested to convert Anson Convertible Notes issued in 2021 for a total amount of USD 6.7 million, resulting in the issuance of 287,033 Class B Shares to Anson. In 2023, Anson requested to convert Anson Convertible Notes issued in 2023 for a total amount of USD 3.5 million, resulting in the issuance of 558,213 Class B Shares to Anson. The conversion of the subscriptions under the Anson Facility into Class B Shares will dilute the Company's shareholders' interest in the Company. As at December 31, 2023, Anson had requested to convert all Anson Convertible Notes issued, therefore there is no unconverted Anson Convertible Notes. As at December 31, 2023, the remaining amount available for subscription by the Company under the Anson Facility is USD 2 million which management believes may be the subject of a later amendment. Therefore, as at December 31, 2023, the estimated maximum number of Class B Shares deliverable under the Anson Facility is 740,740 Class B Shares at a conversion price of CHF 2.7 per Class B Share for the tranches subscribed under the amendment dated September 27, 2021 (calculated based on the closing price of a Class B Share on the SIX on December 29, 2023 of CHF 3 discounted by 10%). Note that the actual price at which Anson may convert each tranche under the Anson Facility is subject to change, and, therefore, the number of Class B Shares deliverable to Anson may vary.

In connection with the Anson Facility, the Company granted Anson the option to acquire Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WIHN Class B Shares on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 250 (the “Anson Warrant Exercise Price”). The number of warrants granted at each tranche subscription is calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. As at December 31, 2023, a total of 128,841 warrants for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Anson Warrants as at December 31, 2023 is 128,841 Class B Shares. The Anson Warrants may be exercised by Anson at any time until the third anniversary of their respective grant at the Anson Warrant Exercise Price. Should the remaining unsubscribed amount under the Anson Facility of USD 2 million be subscribed for, the estimated maximum number of warrants deliverable under the Anson Facility is 166,666 for the acquisition of an equal number of Class B Shares. As a result, assuming the Anson Facility is fully subscribed for, the maximum total number of Class B Shares that are issuable under the Anson Warrants as at December 31, 2023 is 295,507 Class B Shares. The Class B Shares issuable to Anson in connection with the Anson Warrants would be issued out of the Company's conditional share capital or capital band without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the Anson Warrants will dilute the Company's shareholders' interests in the Company. Note that the actual volume-weighted average price of the trading day immediately preceding the subscription date at each subscription used to calculate the number of warrants granted to Anson is subject to change, and, therefore, the number of Class B Shares deliverable to Anson may vary.

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

Our operating results can also vary significantly due to impairments of intangible assets, including goodwill, and other fixed assets. As at December 31, 2023, the value of our goodwill as recorded on our balance sheet was USD 8,316,892 and the value of acquired technologies and other intangible assets was USD 96,165, net of impairment and amortization. Because the market for our products is characterized by rapidly changing technologies, our future cash flows may not support the value of goodwill and other intangibles recorded in our consolidated financial statements. According to U.S. GAAP, we are required to annually test our recorded goodwill and indefinite-lived intangible assets, if any, and to assess the carrying values of other intangible assets when impairment indicators exist. As a result of such tests, we could be required to book impairment charges in our statement of operations if the carrying value is greater than the fair value. The amount of any potential impairment is not predictable.

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

We are a holding company with no direct cash generating operations and rely on our subsidiaries to provide us with funds necessary to pay dividends to shareholders.

We are a holding company with no significant assets other than the equity interests in our subsidiaries. The Company's subsidiaries own substantially all the rights to its revenue streams. The Company has no legal obligation to, and may not, declare dividends or other distributions on its shares. The Company's ability to pay dividends to its shareholders depends on the availability of sufficient legally distributable profits from previous years, which depends on the performance of its subsidiaries and their ability to distribute funds to the Company, and/or on the availability of distributable reserves from capital contributions at the Company level, and on the need for shareholder approval.

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

Legal Risks

Claims, Litigation, Government Investigations, and Other Proceedings May Adversely Affect Our Business and Results of Operations

We face a variety of potential claims, lawsuits, investigations, and other legal proceedings across different areas, such as intellectual property, taxes, labor, privacy, data security, consumer protection, commercial disputes, and more, involving both our own operations and those of third parties. These proceedings can negatively impact us due to legal expenses, disruption of operations, diversion of management attention, adverse publicity, and other factors. The outcomes of these matters are uncertain and come with significant risks. Assessing potential losses and establishing legal reserves involves judgment and may not fully capture all uncertainties and unpredictable outcomes. Until these matters are resolved, we may face losses beyond what is currently recorded, which could be significant. Changes or inaccuracies in our estimates and assumptions could materially affect our business or financial results.

Employment laws in some of the countries in which we operate are relatively stringent.

As of December 31, 2023, we had employees located in Switzerland, in the United States, in France and other countries and regions. In some of the countries in which we operate, employment laws may grant significant job protection to employees, including rights on termination of employment and setting maximum number of hours and days per week that a particular employee is permitted to work. In addition, in certain countries in which we operate, WISeKey is or may be required to consult and seek the advice of employee representatives and/or unions. These laws, coupled with the requirement to consult with any relevant employee representatives and unions, could impact our ability to react to market changes and the needs of our business.

We are subject to anti-takeover provisions.

Our Articles and Swiss law contain provisions that could prevent or delay an acquisition of the Company by means of a tender offer, a proxy contest or otherwise, that is opposed to by our Board. These provisions may also adversely affect prevailing market prices for our Class B Shares and our ADSs. Even in the absence of a takeover attempt, these provisions may adversely affect the market price of our common stock if they are viewed as discouraging takeover attempts. These provisions provide, among other things:

•	an opting-out from the obligation of an acquirer of Shares to make a public offer pursuant to article 135 and 163 of the Swiss Financial Market Infrastructure Act, including its implementing directives, circulars and other regulations (the "FMIA");

•	that the share capital is divided into different classes of shares, of which only Class B Shares are listed on the SIX, whereas Class A Shares are not listed and tradable;

•	that the Board is currently authorized, at any time until June 21, 2028, to issue up to 1,618,117 new Class B Shares and to limit or withdraw the pre-emptive rights of existing shareholders in various circumstances;

•	that any shareholder who is entitled to propose any business or to nominate a person or persons for election as member of the Board at an annual meeting may only do so if advance notice is given to the Company;

•	that a merger or demerger transaction requires the affirmative vote of the holders of at least two-thirds of voting rights and an absolute majority of the par value of the shares, each as represented (in person or by proxy) at the general meeting of shareholders and the possibility of a so-called "cash-out" or "squeeze-out" merger if the acquirer controls 90% of the outstanding shares entitled to vote at a general meeting of shareholders; and

•	that any action required or permitted to be taken by the holders of shares must be taken at a duly called annual or extraordinary general meeting of shareholders of the Company.

Each Class A Share and each Class B Share has one vote despite the difference in par value

Each Class A Share and each Class B Share carries one vote per share but our Class A Shares have a lower par value (CHF 0.25 per share) than our Class B Shares (CHF 2.50 per share). This means that, relative to their respective per share contribution to the Company’s capital, the holders of our Class A Shares have a greater relative per share voting power than the holders of our Class B Shares for matters that require approval on the basis of a specified majority of shares present at the shareholders meeting.

However, to the extent shareholder resolutions require as the relevant majority standard a majority of the par value of the shares present at the meeting, Class A Shares as a class have less votes than Class B Shares as a class (as the Class B Shares have a par value of CHF 2.50 per Class B Share as compared to CHF 0.25 per Class A Share). The majority of par value standard for approval of resolutions applies (i) to shareholder resolutions on certain specific matters (see Item 10B -Memorandum and Articles of Association - Dual Voting Rights) and (ii) to the extent that Swiss corporate law requires that a shareholder resolution be adopted with a majority of (A) two-thirds of the voting rights attached to, and (B) the absolute majority of the par value of, the shares, each as represented at the relevant meeting (see also Item 10B-Memorandum and Articles of Association - Voting Requirements).

Assuming a total of approximately 4.7 million of our shares are issued (in line with the commercial register of the Canton of Zug as at December 31, 2023), of which approximately 1.6 million are Class A Shares and approximately 3.1 million are Class B Shares, the Class A Shares as a class contribute approximately 4.9% of the aggregate par value of the Company, have 34.2% of the total votes for matters that require approval on the basis of a specified majority of the number of shares present or represented at the shareholders meeting, but 4.9% of the total votes for matters that require approval on the basis of a specified majority of the par value of the shares present at the shareholders meeting. Assuming the same total of approximately 4.7 million of our shares are issued, of which approximately 1.6 million are Class A Shares and approximately 3.1 million are Class B Shares, Class B Shares as a class contribute 95.1% of the aggregate par value of the Company, have 65.8% of the total votes for matters that require approval on the basis of a specified majority of the number of shares present or represented at the shareholders meeting, but 95.1% of the total votes for matters that require approval on the basis of a specified majority of the par value of the shares present at the shareholders meeting.

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

Our intellectual property rights are important to our business. We rely on a combination of confidentiality clauses, trade secrets, copyrights and trademarks to protect our intellectual property and know-how. In addition, we have filed a number of applications for patents to protect our technologies and have been granted one patent in Switzerland and another one is under evaluation, for the Company's verification and authentication of valuable objects on the Internet in connection with technology involving the internet of things ("IoT") when connecting to each other or to the cloud. Further, in connection with the acquisition of WISeKey Semiconductors SAS from Inside Secure SA, we have acquired 39 patent families.

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

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to our proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our solutions. Additionally, we may from time to time be subject to opposition or similar proceedings with respect to applications for registrations of our intellectual property, including but not limited to our trademarks and patent applications. While we aim to acquire adequate protection of our brand through registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar brands for solutions that also address the cybersecurity, authentication or mobile application markets. Additionally, the process of seeking patent protection can be lengthy and expensive. Any of our pending or future patent or trademark applications, whether challenged or not, may not be issued with the scope of the claims we seek, if at all. We currently own 110 individual patents which preserve our technology.

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

Our internal controls may not always protect us from reckless or criminal acts committed by our employees, agents or business partners that would violate Swiss, U.S. or other laws, including anti-bribery, competition, trade sanctions and regulations and other related laws. Any such improper actions could subject WISeKey to administrative, civil or criminal investigations in the competent jurisdictions, could lead to substantial civil or criminal monetary and non-monetary penalties against WISeKey or our subsidiaries, and could damage our reputation. Even the allegation or appearance of WISeKey's employees, agents or business partners acting improperly or illegally could damage our reputation and result in significant expenditures in investigating and responding to such actions.

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

We may not achieve some or all of the expected benefits of the partial spin-off of SEALSQ Corp, and the partial spin-off of SEALSQ Corp may adversely affect our business.

SEALSQ Corp, previously a wholly owned subsidiary of WISeKey was incorporated under the laws of the British Virgin Islands in 2022. On January 1, 2023, WISeKey transferred the ownership to SEALSQ Corp of WISeKey Semiconductors SAS (formerly known as “VaultIC SAS”), a French semiconductor manufacturer and distributor, WISeKey IoT Japan KK, a Japan-based sales subsidiary of WISeKey Semiconductors SAS, and WISeKey Semiconductors, Taiwan Branch, a Taiwan- based sales and support branch of WISeKey Semiconductors SAS, in a share exchange for 7,501,400 of SEALSQ Corp ordinary shares and 1,499,700 of SEALSQ Corp Class F shares. WISeKey and SEALSQ Corp have executed the services agreement or agreements pursuant to which WISeKey makes available to SEALSQ Corp certain resources, including skilled staff, external consultants and advisors with knowledge across multiple domains, and provide services including, but not limited to, sales and marketing, accounting, finance, legal, taxation, business and strategy consulting, public relations, marketing, risk management, information technology and general management. WISeKey also makes available funding to SEALSQ Corp on the basis of an intra-group loan agreement.

On May 23, 2023, SEALSQ Corp was partially spun off (the “Spin-Off”) through the distribution of 20% of SEALSQ’s outstanding Ordinary Shares, to holders of WISeKey Class B Shares, including holders of WISeKey ADSs, and to holders of WISeKey Class A Shares, in each case as a partial spin-off distribution as a dividend in kind to such holders. On May 24, 2023, SEALSQ Corp listed its Ordinary Shares on the Nasdaq stock exchange under the ticker symbol “LAES”.

WISeKey continues to hold a controlling interest in SEALSQ Corp after the listing and, as such, the results and assets and liabilities of SEALSQ are consolidated in the consolidated financial statements of WISeKey. As a result, our financial performance is affected by the financial performance of SEALSQ Corp and by the risks and uncertainties that could materially adversely affect SEALSQ Corp’s business, operating results, financial condition or prospects.

The development of SEALSQ Corp is intrinsically linked to the commercial activity of WISeKey, more specifically of WISeKey Semiconductors SAS and its subsidiaries. SEALSQ Corp is particularly vulnerable - but not limited to – to all the business and supply risks related to the semiconductor industry, which could materially and adversely affect its financial stability.

We may not be able to achieve the full strategic and financial benefits expected to result from the Spin-Off, or such benefits may be delayed or not occur at all. The Spin-Off is expected to provide the following benefits, among others:

•	permit each of the separate companies of the WISeKey Group to increase their strategic focus on their businesses as each company operates in a different market with different client profiles, opportunities and business models;

•	improve the resource allocation by the separate companies and permit each company to achieve more attractive financing terms as investors are better able to understand each stand-alone business.

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•	the listing of securities issued by SEALSQ Corp in the U.S. markets requires significant amounts of management’s time and effort, which may divert management’s attention from our commercial strategies; and

•	we and SEALSQ Corp have expended and will continue to expend significant management time and resources and have incurred and will continue to incur significant expenses due to legal and financial advisory and accounting services fees related to the Spin-Off.

If we fail to achieve some or all of the benefits expected to result from the Spin-Off, or if such benefits are delayed, our business, financial conditions and results of operations could be adversely affected.

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

Risks Related to Our Shares and ADSs

As a “foreign private issuer” (within the meaning of the U.S. Securities Act) we are entitled to claim exemptions from certain Nasdaq corporate governance standards, and, as we elected to rely on these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

As a foreign private issuer, we are permitted to, and we are relying on exemptions from certain NASDAQ corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our Class B shares and the ADSs.

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

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of USD 1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more;

•	the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

•	the date on which we have, during the previous three-year period, issued more than USD 1,070,000,000 in non-convertible debt; or

•	the date on which we are deemed to be a "large accelerated filer", as defined in Rule 12b-2 of the Exchange Act, which would occur if the market value of our Class B Shares and ADSs that are held by non-affiliates exceeds USD 700,000,000 as of the last day of our most recently-completed second fiscal quarter.

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

You may exercise your voting rights with respect to the Class B Shares underlying your ADSs only in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from you in the manner set forth in the deposit agreement, the depositary for our ADSs will endeavor to vote your underlying Class B Shares in accordance with these instructions. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw your Class B Shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your Class B Shares. As a result, you may not be able to exercise your right to vote.

The depositary for our ADSs will vote the Class B Shares underlying your ADSs in accordance with the recommendations of our Board of Directors if you do not give timely voting instructions.

Under the deposit agreement for our ADSs, if the depositary does not receive timely ADS voting instructions from you, the depositary will deem you to have instructed the depositary to vote the Class B Shares underlying your ADSs at the shareholders’ meeting in accordance with the recommendations of our Board of Directors. As a result, it may make it more difficult for shareholders to influence our management.

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

The rights accruing to holders of our Class B Shares may differ from the rights typically accruing to shareholders of a U.S. corporation.

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

The trading market for our ADSs and our Class B Shares depends in part on the research and reports that securities or industry analysts publish about us or our business. Since we have not undertaken an initial public offering of our ADSs, industry analysts in the United States have not published such research and reports in the United States about our Class B Shares or our ADSs. If securities or industry analysts continue not to provide coverage on us, the trading price for our ADSs and our Class B Shares could be affected. If one or more of the analysts who may eventually cover us downgrade our ADSs or our Class B Shares or publish inaccurate or unfavorable research about our business, the trading price of our ADSs or our Class B Shares would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our ADSs or Class B Shares could decrease, which might cause the price of such securities and their respective trading volumes to decline.

Although we believe we were not a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes for 2023, there can be no assurance in this regard, and there is risk that we will be a PFIC for 2024 and future taxable years. If we are a PFIC for any taxable year, U.S. holders of our ADSs may be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Based on our financial statements, business plan and certain estimates and projections, including as to the relative values of our assets, we do not believe that we were a PFIC for our 2023 taxable year. However, based on our current ownership of SEALSQ Ordinary Shares, further dilution of our ownership of SEALSQ in 2024 may result in SEALSQ failing to qualify as a look-through subsidiary and being treated as a passive investment asset, which could cause us to be a PFIC for 2024. There can be no assurance that the Internal Revenue Service (the "IRS") will agree with our conclusion regarding our PFIC status for 2023, and whether we are or will be classified as a PFIC in any particular year is uncertain because we currently own a substantial amount of passive assets, including cash, and the valuation of certain of our assets, including goodwill, is uncertain and may fluctuate significantly over time. Further, the determination of whether we are a PFIC is fact-intensive and can only be determined after the close of the taxable year applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

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

For further discussion, see the Item 10.E. Taxation section of this annual report titled "Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders."

If a United States person is treated as owning at least 10% of our shares or ADSs, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. investor owns or is treated as owning (indirectly or constructively) at least 10% of the value or voting power of our shares or ADSs, such investor may be treated as a "United States shareholder" with respect to each "controlled foreign corporation" in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of "Subpart F income," "global intangible low-taxed income," and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder's U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our shares or ADSs.

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

On April 1, 2022, SEALSQ Corp (formerly known as SEAL (BVI) Corp.) was incorporated under the laws of the British Virgin Islands. SEALSQ Corp (“SEALSQ”) is currently a wholly owned subsidiary of WISeKey. SEALSQ Corp was incorporated by WISeKey to serve as the holding company of 2 subsidiaries and 1 branch (which currently represents WISeKey’s global semiconductor business). Pursuant to an internal restructuring of WISeKey on January 1, 2023, WISeKey transferred the ownership of WISeKey Semiconductors SAS (formerly known as VaultIC SAS), a French semiconductor manufacturer and distributor, WISeKey IoT Japan KK, a Japan-based sales subsidiary of WISeKey Semiconductors SAS, and WISeKey Semiconductors, Taiwan Branch, a Taiwan- based sales and support branch of WISeKey Semiconductors SAS, to SEALSQ Corp in a share exchange.

SEALSQ Corp filed a registration statement on Form F-1 pursuant to the Securities Act of 1933 with the U.S. Securities and Exchange Commission (“SEC”) to effect a partial spin-off of SEALSQ Corp currently a wholly-owned subsidiary that acts as the holding company for our semiconductor business. Such registration statement was declared effective by the SEC on March 29, 2023.

On April 27, 2023, WISeKey’s shareholders approved during an Extraordinary General Meeting to distribute 20% of SEALSQ’s outstanding Ordinary Shares, to holders of WISeKey Class B Shares, including holders of WISeKey ADSs, and to holders of WISeKey Class A Shares, in each case as a partial spin-off distribution as a dividend in kind to such holders.

On May 24, 2023, SEALSQ Corp listed its Ordinary Shares on the Nasdaq Global Market under the ticker symbol “LAES”. On October 4, 2023, SEALSQ transferred the listing of its Ordinary Shares from the Nasdaq Global Market to the Nasdaq Capital Market.

On June 22, 2023, WISeKey’s shareholders approved the Board of Directors’ proposals to effect a 50:1 reverse stock split with respect to Class B Shares and a 25:1 reverse stock split with respect to the Class A Shares. As a result of the different reverse stock split ratios, the aggregate voting power of the Class A Shares has been increased relative to the aggregate voting power of the Class A Shares prior to the effectiveness of the reverse stock split. As a result of the reverse stock split of the Class B Shares and a subsequent reverse split of the ADSs on July 5, 2023, each ADS now represents one-half (1/2) of one Class B Share.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

B.	Business Overview

I. Our Semiconductor Vertical

a. Overview

WISeKey’s global semiconductor business is run through its subsidiary, SEALSQ.

The mission of SEALSQ is to pioneer the integration of digital trust into the physical world.

SEALSQ stands at the intersection of physical and cyber trust, offering unparalleled assurance in an increasingly interconnected world. At the heart of its offerings is the innovative integration of Cybersecurity, Semiconductors and Post-Quantum Internet of Things (“IoT”.) It is transforming technology, utilizing IoT-generated data, protected and authenticated by our innovative technology, to enable operational enhancements.

SEALSQ uses a unique method to secure semiconductors designed by the Company through cutting-edge authentication processes, combined with post-quantum technology and third-party identity blockchains, to ensure the authenticity of the original IoT.

SEALSQ uses a patented method to digitally certify the authenticity of a physical object of value. The method includes a storage device, a digital certificate of authenticity (encrypted information reflecting at least one characteristic unique to the physical object, checking, whenever required, the validity of the digital certificate of authenticity by use of a network computer), the network computer cooperating with the storage device and a validating or a certifying authority.

With a rich portfolio of 39 patent families, covering over 106 fundamental individual patents, and another 12 patents under review, SEALSQ continues to expand its platform use in various domains. SEALSQ semiconductors secure millions of objects: Luxury products, high-end watches, routers, gateways, utilities meters, drones, authentication dongles, storage memory USB sticks, medical devices, connected door-locks, and electronic consumers devices, among others. These semiconductors include Digital Identification technology, such as Keys, Certificates or NFTs, that secures, authenticates, and proves ownership of digital and tangible assets.

SEALSQ’s semiconductors, when placed on an object, can securely link the object to non-fungible tokens (“NFTs”), enabling authentication and tracking of the object. This model is much like an embedded ePassport, and confirms the identity of the object on the Blockchain ledger. This digital identity, used throughout the object’s lifetime, allows the object to become a “Trusted Object” of the Internet, and enables proof of its identity and provision of related verifiable data.

SEALSQ does not provide any technology or services in the management of the NFT creation or the distribution of NFTs. However, SEALSQ’s NFT-related business is to provide its security–related services, Secure Element, to customers in the form of security-enhanced semiconductors. The Secure Element service that SEALSQ provides enables SEALSQ’s customers to create and maintain a secure link between an object and its non-fungible token (“NFT”) (issued by a SEALSQ customer that purchases SEALSQ semiconductors) that is stored in a blockchain.

SEALSQ’s technology enables systems and methods for establishing the long-term authenticity of NFTs minted on a public blockchain by linking the NFT to its associated object (which itself may be physical, digital, tangible or intangible), the minter of the NFT, the nature of the association of the NFT minter to the associated physical object, and the possessor and/or originator of the object. In particular, SEALSQ’s technology enables the “embodiment” of this information that constitutes the linkage between the NFT and the associated digital object, physical object, or intangible object (e.g., intellectual property assets, contracts, or other intangible assets), and consequently allows for authentication of the NFT and its related object in a variety of scenarios.

IoT Market

The significant growth of the IoT market, as reported by IoT Analytics,1 highlights the increasing significance of IoT in our digital world. Many of the currently deployed IoT devices lack any serious form of security. As such, these devices contain weaknesses that can easily be exploited, and the vast majority of data transmission to or from these devices is left unprotected. Regulatory and legislative pressure in combination with the rising danger of ransomware and other types of attacks, will force IoT customers to adopt solid cybersecurity practices and techniques.

Given the rapidly growing number of connected IoT devices and an increasing awareness of the need for robust security measures for these devices, the IoT cybersecurity market presents enormous potential: More than 12 billion IoT devices were connected in 2021 and this number is expected to grow to 29 billion units in 2027 with CAGR of 16% according to IoTAnalytics.2 McKinsey predicts an annual USD 12.6 trillion in economic value by 2030.3 Analysts expect the market of secure hardware to grow to more than 5 billion units in 2024,4 there are only a handful of suppliers in the world. ABI Research also forecasts that the global market size of secure hardware modules will grow from $0.8 billion in 2022 to $1.2 billion in 2026 at a CAGR of 10%.5

An increase in cyber threats targeting critical infrastructure systems is one reason ABI Research forecasts that Authentication IC (Integrated Circuit) will be at the center of IoT cybersecurity. ABI Research also anticipates that the global market size of the Authentication IC will grow from 0.3 billion in 2022 to 1 billion in 2026 at a CAGR of 57.1%.6

McKinsey7 listed a number of ‘head wind’ factors for IoT adoption rates. To cite some of their observations:

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

Markets and Markets forecasts the global IoT cybersecurity market size to grow from $14.9 billion in 2021 to $40.3 billion by 2026, at a CAGR of 22.1% from 2021 to 2026.8

______________________________

1 “State of IoT 2023”, IOT Analytics, May 2023

2 “State of IoT 2023”, IOT Analytics, May 2023

3 “IoT value set to accelerate through 2030”, McKinsey, November 2021

4 “Digital Authentication and Embedded Security”, ABI Research, February 2020

5 “Hardware Security Modules”, ABI Research, January 2022

6 “Embedded Security for the IoT”, ABI Research, January March 2020.

7 “The Internet of Things: Catching up to an accelerating Opportunity”, McKinsey & Company, November 2021

8 “IoT Security Market by Type (Network Security, Endpoint Security, Application Security and Cloud Security), Component (Solutions & Services), Application Area, Deployment Mode (On-premises & Cloud), Organization Size, and Region – Global Forecast to 2026”, Markets And Markets, October 2021

Allied Market Research valued the global IoT security market size at $8.4 billion in 2018 and projected the size to reach $74 billion million by 2026, growing at a CAGR of 31.20% from 2019 to 2026.9

The IoT market has so far been self-regulated, and some industries are implementing sector-specific regulations. Governments, however, are increasingly aware of the cybersecurity risks of IoT that can leave citizens vulnerable to security and privacy risks. Lawmakers enact legislation to:

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

Gartner expects that through 2026, less than 30% of U.S. critical infrastructure owners and operators will meet newly mandated government security requirements for cyber-physical systems.10 Gartner further expects that the percentage of nation states passing legislation to regulate ransomware payments, fines and negotiations will rise to 30% by the end of 2025, compared to less than 1% in 2021.11

Gartner also forecasts that, by 2025, 70% of CEOs will mandate a culture of organizational resilience to survive coincident threats from cybercrime, severe weather events, civil unrest and political instabilities.12

IoT Cybersecurity

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

The U.S. currently lacks a federal IoT cybersecurity regulatory framework. The IoT Cybersecurity Improvement Act passed in 2020, however, sets minimum security standards for IoT devices procured by the federal government. While the bill avoids to directly regulate the private sector, it aims to leverage federal government procurement influence to encourage increased cybersecurity and put in place basic security measures for IoT devices. The bill further gives the National Institute of Standards & Technology (“NIST”), the authority to oversee IoT cybersecurity risks for equipment bought by the federal government, and to issue guidelines dealing with IoT cybersecurity. IoT devices procured by the federal government must comply with these recommendations.

______________________________

9 “IoT Security Market by Component Solution (Solution and Services), Deployment Model (On-Premise and Cloud), Organization Size (Large Enterprises and Small & Medium Enterprises), Product Type (Device Authentication & Management, Identity Access & Management, Intrusion Detection System & Intrusion Prevention System, Data Encryption & Tokenization and Others), Security Type (Network Security, Endpoint Security, Application Security, Cloud Security, and Others), and Industry Vertical (Manufacturing, Retail & E-Commerce, Government & Defense, Transportation & Logistics, Energy & Utilities, Healthcare & Others); Global Opportunity Analysis and Industry Forecast, 2019-2026, Allied Market Research, January 2020

10 “3 Planning Assumptions for Securing Cyber-Physical Systems of Critical Infrastructure”, Gartner, February 2022

11 Opening Keynote, “Gartner Security & Risk Management Summit” in Sydney, Australia, Gartner, June 2022

12 Opening Keynote, “Gartner Security & Risk Management Summit” in Sydney, Australia, Gartner, June 2022

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

New York State enacted the Stop Hacks and Improve Electronic Data Security Act (“SHIELD”) in 2020. This bill requires the implementation of a cybersecurity program and protective measures for New York State residents and apply to IoT manufacturers.

The UK is currently moving forward and is shifting the responsibility to secure IoT devices away from consumers and demand strong cybersecurity be built-in by design.

ABI Research expects Critical Infrastructure cybersecurity spending to increase from $106 billion in 2021 to $146 billion in 2025 at a CAGR of 8.3%.13

IoT Privacy

Regarding privacy, regulators and legislators are increasingly concerned that individuals may not be able to provide consent for IoT sensors which are permanently collecting behavioral data, to locate the source of inaccurate data, and to be comfortable that uploaded privacy-sensitive data do not leak out.

The EU General Data Protection Regulation (“GDPR”), which has been in effect since 2018, establishes a harmonized framework within the EU and the UK, including the right to be forgotten, the need for clear and affirmative consent, and severe penalties for failure to comply with these rules. The GDPR law equally applies to IoT devices, IoT platforms and IoT deployments.

The U.S. currently lacks a comprehensive federal law regulating the collection and use of personal information beyond the U.S. Privacy Act of 1974 and the Children’s Online Privacy Protection Act. Several states, however, have recently passed new legislation to take digital privacy into account.

The California Consumer Privacy Act (“CCPA”), which has been in effect since 2020, enhances privacy rights and consumer protection for residents of California. The California Privacy Rights Act (“CPRA”) supplements the CCPA and took effect on January 1, 2023. It creates a new category of personal information named sensitive personal information. Biometric data, including facial recognition and other data that may yield details about race, ethnicity, sexual orientation, religious beliefs, and geolocation, are included in this new category of sensitive personal information and must be adhered to by IoT devices, IoT platforms and IoT deployments.

Gartner expects that by the end of 2023, modern privacy laws will cover the personal information of 75% of the world’s population.14

Trusted IoT

The Trusted Internet of Things, or IoT, is poised to disrupt the semiconductor industry at industrial and business levels. IoT devices transform almost all products into smart devices, from irrigation systems to luxury products to pharma and clothing. Retail, health, bioscience, consumer-based products, and industrial IoT are all in high demand.

With the growing demand for IoT solutions comes tremendous potential for profit. The McKinsey Global Institute estimates that IoT applications will generate between $5.5 trillion and $12.6 trillion globally in 2030.15 This growth presents enormous opportunities and challenges for the semiconductor industry.

______________________________

13 “Critical Infrastructure Security”, ABI Research, February 2021

14 “Gartner Identifies Top Five Trends In Privacy Through 2024”, Gartner, May 2022

15 “The Internet of Things: Catching up to an Accelerating Opportunity”, McKinsey Global Institute, November 2021

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

While IoT adoption from Utility Service Providers (“USPs”) will be driven by regional stimulus packages, markets will continue to be cautious with their capital spending on new technology solutions. USPs (energy and water) will remain one of the largest adopters of massive IoT solutions, as they continue to implement their grid digitalization programs that started more than a decade ago. A utility’s primary objective in implementing IoT will be to add resilience to their operational processes and support growing demands to shift from the use of fossil fuels and move toward renewable resources.

Oil & Gas operators realize they need to transform and embrace climate neutral energy sources. These operators will increase investments in digital transformation to address commercial, operational, and existential threats, as well as align business models with changing climate action regulation. ABI Research expects that, in 2030, they will spend $15.6 billion on digital tools to address industry challenges and align operations with changing business models.16

With digital tools, oil and gas companies can analyze the condition of transmission and distribution pipes, prepare for changes in oil and gas prices, plan sustainability strategies and ensure an increasing amount of renewables capacity is integrated into grids and provided to consumers. Data analytics allied with IoT platforms have become essential to identifying issues ahead of time such as pipeline degradation, wellhead performance, and pollution from gas flares.

The effect of the cyber-attack on the Colonial Pipeline made operators aware that even spending unlimited amounts to secure networks and assets will not provide 100 percent security as attackers only need one error to cause havoc. Increasingly, cyber threats are rapidly becoming a concern for both the C-suite and governments, and IoT cybersecurity has become a top priority for them.

ABI Research expects that spending on IoT security within the sector will increase by 8.1% between 2022 and 2030 to reach $5.6 billion per annum.17

Metaverse

Gartner expects that by 2026, 25% of people will spend at least one hour a day in the Metaverse for work, shopping, education, and entertainment.18 Gartner defines the Metaverse as a collective virtual open space, created by the convergence of virtually enhanced physical and digital reality. Beyond entertainment, gaming and social media, a Metaverse provides enhanced immersive experiences for professional activities including:

•	Training with a more immersive learning experience in medical, industrial and sports.

•	Virtual events with a more immersive social experience.

______________________________

16 “Digital Transformation in the Oil and Gas Market”, ABI Research, December 2021

17 “Digital Transformation in the Oil and Gas Market”, ABI Research, December 2021

18 “Predicts 2022: 4 Technology Bets for Building the Digital Future”, Gartner, December 2021

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

The current siloed VR (Virtual Reality) or AR (Augmented Reality) environments of a single provider will eventually integrate into a single Metaverse adopting open standards. Activities in a unified Metaverse include:

•	Obtaining outfits, equipment and accessories for online avatars.

•	Purchasing digital land and constructing virtual buildings.

•	Participating in virtual events and training classes.

•	Trading collectibles, rare assets and unique pieces of digital art.

•	Interacting with others for employee onboarding, customer service, and sales.

Studies by, amongst others, Gartner19 and ITU20 revealed that consumers and professionals raise the following concerns before adopting the Metaverse:

•	How to preserve the privacy of personal data.

•	How to know whether data for decisions can be relied on.

•	How to get confidence in payment methods.

•	How to know for sure who you are interacting with.

•	How to deal with the abundance of endpoints: Each device in the office or in someone’s home that connects to the internet opens up a new door through which cyberattacks can enter.

Since the Metaverse will require multiple devices and sensors, people are becoming even more vulnerable to data breaches. While the opportunities offered by the Metaverse are huge, these key concerns need to be solved first in order to create a “trusted” Metaverse. A trusted Metaverse enriches digital experiences with trusted bridges to the physical world.

Market Opportunity

SEALSQ’s business strategy focuses on expanding our product range, growing its global customer base, leveraging partnerships, and deepening penetration in existing markets. This strategy is underpinned by SEALSQ’s commitment to innovation, particularly in the development of next-generation Secure Elements and Crypto Processors capable of running Post-Quantum algorithms.

SEALSQ’s IoT systems, encompassing both cloud-based and edge-based solutions, cater to diverse operational needs. SEALSQ’s IoT solutions are making significant impacts across industries, including smart cities, healthcare, and cybersecurity.

SEALSQ’s solution

SEALSQ is so much more than a cybersecurity technology company.

______________________________

19 “What Is a Metaverse”, Gartner, January 2022

20 “AI: The driving force behind the metaverse”, ITU News, June 2022

SEALSQ is in the physical/cyber trust business. Every day, citizens, consumers and professionals rely on the trust SEALSQ bring to the IoT devices around them. SEALSQ’s brand reflects digital comfort and a culture of trust, security, and protection.

For that, SEALSQ offers to its customers:

•	“Secure Elements” implementing a mix of analog and digital countermeasures which are the DNA of its engineering teams, constantly monitoring and anticipating the new generation of attacks that the cyber hackers may develop.

•	“Intelligent Provisioning and Personalization Platform” to manage the creation of digital keys and certificates. This approach ensures a more efficient, secure, and error-free process, significantly enhancing the reliability of certificate injection into SEALSQ’s Secure Elements. The intelligent system dynamically adapts to evolving security needs, providing personalized security solutions tailored to each customer's unique requirements.

•	“Root Certificate Authority” to guarantee the uniqueness and authenticity of the digital identities SEALSQ generates for its customers. SEALSQ’s verification process detects anomalies and ensures the integrity of each digital identity, thereby fortifying the trust in our digital certificates.

SEALSQ’s products and infrastructures are certified with the highest grading of the industry by third party certification labs.

SEALSQ designs, develops and markets secure semiconductors worldwide as a fabless manufacturer, meaning it does not manufacture the semiconductors, but instead collaborates with production partners for all phases of the manufacturing process of its semiconductors/ICs, including wafer fabrication and packaging and testing. SEALSQ provides added security and authentication layers on its semiconductors which can be tailored to customers’ needs.

SEALSQ’s production partners are responsible for the procurement of all of the raw materials used in manufacturing its products and it understands that such raw materials are multi-sourced.

How is SEALSQ different?

SEALSQ is unique because it combines secure hardware with a platform to manage keys and to manage the physical/cyber pairing. This pairing associates the hardware chip inseparably with digital certificates and a digital record that reflects the lifecycle of the chip. Conversely, the digital security is anchored in hardware inside the device. It is this unique proposition that enables SEALSQ to bring digital trust to the physical world.

SEALSQ’s legacy of personalizing payment cards brought SEALSQ the opportunity to personalize IoT devices. While the market of payment cards and SIM cards has become a commodity, the market of personalized IoT devices is growing rapidly. With SEALSQ’s advanced management platform in combination with its advanced silicon design, SEALSQ can capture this booming market. SEALSQ’s efficient platform also enables to extend to mainstream quantities of non-connected objects, such as e-cigarettes, as well as small batches of high-end controllers, such as satellites placed into orbit.

As such, SEALSQ’s offers provenance, proof of origin, and lifecycle management to devices and objects. Additionally, SEALSQ enables data collection and data transmission to be protected against interference and eavesdropping, and SEALSQ enables command execution and firmware updates to be reliable and trustworthy.

SEALSQ’s diverse client base employs its solutions across a broad spectrum of applications. These range from securing artworks, medical supplies, and access tokens, to safeguarding advanced technology such as personal health monitors, industrial controllers, IT servers, and more. SEALSQ’s products play a crucial role in combating counterfeit, unauthorized imports, and theft, while ensuring the safety of connected devices in remote and unmonitored environments from threats like manipulation, disruption, and data breaches.

Benefits for Customers

Security is in our DNA, and SEALSQ helps its direct customers and end customers to understand the security risks, security implications and security solutions. SEALSQ’s platform takes away the burden of managing sophisticated cryptography and a suite of secret, private and public keys. And, SEALSQ helps them through the lifecycle of the security elements.

EALSQ’s customers realize that their products have a clear differentiator to end customers when SEALSQ security is inside. SEALSQ provides them with an effective anchor from which trust can be established, and from which new supporting platforms and services such as device life cycle management can be supported.

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

SEALSQ was able to clearly demonstrate its customer dedication in 2021. Since 2020, global semiconductor supply was under stress as a by-product of the COVID-19 pandemic. When economies started to rebound in 2021, the combination of supply chain logistics issues and shortages in raw material kept global semiconductor supply under stress. Dedicated to fulfilling customer demand, SEALSQ was able to secure large allocations in its supply chain. In fact, SEALSQ gained new customers thanks to the constrained delivery these customers faced by their former semiconductor suppliers. Customers openly praised SEALSQ’s dedication and loyalty to its customers.

Benefits for IoT owners and operators

While SEALSQ’s customers are typically product manufacturers, the end customers are factories, consumers, governmental infrastructures, municipalities, smart transport initiatives, smart agriculture, etc. Due to increased threats and attacks, these IoT owners and operators demand increasing levels of protection. And given that they increasingly install devices in unmanned and uncontrolled environments, they even demand the security to be physically tamperproof.

Further, with emerging policy debate and regulation on the topic of IoT security in Europe, Asia, and North America, IoT owners and operators want security solutions that can be easily implemented and deployed. With SEALSQ security inside, they know that digital trust is anchored in the hardware of the device.

When the U.S. government enacted its Infrastructure Investment and Jobs Act, SEALSQ was approached by integrators that worry about security and privacy. These integrators were seeking to participate in funded megaprojects to deploy IoT for power infrastructure, water distribution, airports, road safety, high speed internet and sensors to address climate change and saw that the level of cybersecurity of their IoT vendors was not always what they expected before SEALSQ came in the picture.

In 2023, SEALSQ reinforced its position as a unique security compliance provider for IoT device makers, delivering fully integrated security solutions from accredited root-of-trust to secure chip: costs and simplicity are optimized with no intermediates in the value chain, and the product gets to market earlier thanks to shorter development and certification processes.

SEALSQ sells into all industries and to companies of varying sizes, both vendors of appliances and end customers. Since 2010, it has sold more than 1 billion semiconductors and it has customers that bought more than 100 million of our high-end semiconductors. In the year ended December 31, 2023, SEALSQ’s top ten customers represented 90% of its revenue. As of December 31, 2023, SEALSQ has sold to over 175 customers in over 35 countries since 2016.

SEALSQ’s Competitive Strengths

SEALSQ believes that it has several competitive advantages that will enable it to maintain and extend its market position. Its key competitive strengths include:

•	Customer dedication is in its DNA and SEALSQ delivers to customers ordering hundreds of millions of units, as well as to customers ordering a few thousand custom units.

•	Ongoing product innovation. SEALSQ constantly innovates on its products to enhance and expand capabilities. SEALSQ's agentless technology differentiates it in the market and positions it to capitalize on the proliferation of new device types entering the enterprise that cannot be supported by agent-based technologies.

•	Proven Supply Chain Management processes with a track record of timely delivery.

•	Standardized technology and compliance with industry-driven standards, to ease the integration by SEALSQ's direct customers and by end customers.

•	Top-level certifications (Common Criteria EAL5+ and FIPS140-2 Level 3) that address the current and future requirements of IoT deployments in health care and critical infrastructure.

•	The digital certificates are rooted at the OISTE Foundation, a not-for-profit organization based in Geneva, Switzerland, regulated by article 80 et seq. of the Swiss Civil Code and neutral vis-à-vis any dominant vendor, country or other market player.

•	Broad appeal of its products across a diverse end customer base. SEALSQ serves end customers of all sizes across diverse industries. It is deeply integrated into its customers’ security infrastructure, demonstrating immediate and ongoing value. SEALSQ has a long-term, loyal base of end customers with many relationships spanning over 10 years.

•	Recognized market leadership. SEALSQ is invited to speak at Davos and TechAccord. It participates in standardization efforts by Wi-SUN Alliance, a global association to drive interoperability in smart cities and smart grids. SEALSQ is also currently working with NIST’s National Cybersecurity Center of Excellence (“NCCoE”) on a reference design for securely onboarding IoT devices.

•	Global market reach driven by direct and indirect sales strategy. SEALSQ has recruited top sales talent from leading security organizations and retain the highest quality sales representatives with demonstrated success.

•	Strong leadership team of security experts. SEALSQ has a deep bench of talent at the executive level, with years of industry experience at semiconductor manufacturers and cryptography laboratories.

SEALSQ's Growth Strategies

While SEALSQ has traditionally relied on the one-time sale of semiconductors and sensor hardware, it is actively evolving its business model to embrace recurring revenue streams. This strategic shift aims to leverage a percentage of the vast install-base of over 1.6 billion semiconductors. In addition, SEALSQ has established a post-market segment focusing on provisioning, onboarding, and lifecycle management, which not only generates additional recurring revenue but also enhances customer loyalty and retention.

SEALSQ's growth strategies are multi-faceted and forward-looking, focusing on:

1.	Product Innovation: SEALSSQ is at the forefront of developing a new generation of Secure Elements, incorporating cutting-edge technologies to minimize footprint and reduce costs. This includes advanced Flash memory for greater customization and a new generation of Crypto Processors capable of running Post-Quantum algorithms endorsed by NIST. These innovations are aimed at creating new opportunities in upgrade markets across various sectors and pioneering applications.

2.	Global Customer Base Expansion: Significant investments have been made, and will continue, in SEALSQ’s sales infrastructure to foster new customer acquisition and to introduce its products in emerging markets. SEALSQ is confident these efforts will open doors to new large enterprise opportunities, both domestically and internationally.

3.	Leveraging Partnerships: By capitalizing on its robust ecosystem of technology and channel partners, SEALSQ aims to amplify its market presence. This strategy is particularly targeted towards mid-market enterprises, where it sees substantial growth potential.

4.	Expanding Within Existing Customer Networks: SEALSQ’s revenue is intrinsically linked to its clients' sales volumes. By supporting its existing customers in capturing their market opportunities, SEALSQ not only grows alongside them but also expands its reach within their networks. This includes entering new segments of their operations and replacing competitors where possible, thereby broadening the application of SEALSQ's products in diverse IoT markets.

In summary, the business strategy at SEALSQ is dynamic and adaptable, focused on innovative product development, expanding its global reach, leveraging strategic partnerships, and deepening its engagement with existing clients. This approach positions SEALSQ to capitalize on the rapidly evolving IoT market, ensuring sustained growth and continued leadership in the field.

b. Product Updates

1.	New Secure Elements

SEALSQ put to market two new Secure Elements in Q3 and Q4 2023:

•	The VaultIC292™, a new secure element specifically designed for IoT devices and sensors.

The core of the value proposition is that this Secure Element can be pre-provisioned from factory or over-the-air, at wafer level or on package, with private keys and X509 certificates compliant with protocols such as MATTER, Wi-SUN or OPC for seamless authentication as well as commissioning with Microsoft AZURE or AWS Clouds.

On the Hardware side theVaultIC292 is built on a proven proprietary CCEAL4+ level Tamper Resistant platform that has been long used to secure many sensitive applications like National ID cards, e-Passports, Banking, Pay TV Access Control cards and IoT.

•	The VaultIC408™, a new Secure Element specifically designed to enhance the security and protect user’s data in highly sensitive IoT applications like Smart Meters, Electric Vehicle Chargers, Medical Devices and Industrial IoT components.

The key aspect of the product value proposition is its certification level as the chip offers a tamper resistant CCEAL5+ certified hardware platform, running a FIPS 140.3 certified firmware, and offering off-the-shelf compliance with one of NIST’s most rigorous cryptographic standards.

2.	Certificate and Key Management SaaS platform INeS™

SEALSQ also made significant product developments on the side of its Certificate and Key Management SaaS platform INeS™

•	Product Attestation Authority

At the end of 2022, the WISeKey group’s Root-of-Trust was accredited as a Product Attestation Authority by the Connectivity Standards Alliance defining the “Matter” smart home standard. SEALSQ has made the necessary integration so that INeS has become able to issue and manage Device Attestation Certificates (DAC) that can be used directly by OEMs or pre-loaded into the VaultIC292/408 chips to enable immediate compliance of the device with the latest Matter 1.2 protocol.

This will enable smart home device and gateway manufacturers to get access to “Matter” standard compliance and ensure their products meet with the highest cyber security standards, all under a very short time to market, reducing costs and development complexity.

•	Zero-Touch provisioning Solution.

Manual provisioning of IoT devices today requires scheduling an appointment at the customer location for a field technician to manually set up the IoT devices.

Zero Touch provisioning (“ZTP”) is an automatic and secure way to onboard devices in any IoT cloud platform that uses X.509 authentication technology. It supports X. 509 standard as the format of public-key certificates and so any platform supporting it, is compatible with this service. Amazon Web Services (“AWS”), Microsoft Azure are some example platforms fully supported by ZTP.

3.	Trust Services

SEALSQ has improved its Trust Services portfolio with the launch in Q4 2023 of a cutting-edge semiconductor personalization “on-package” service available for the whole VaultIC™ range.

The core of SEALSQ’s value proposition is to be a vertically integrated security offering. It means that in practice that its secure element range can be personalized by pre-loading private keys and certificates compliant with protocols such as MATTER, Wi-SUN or OPC for seamless authentication as well as commissioning with Microsoft AZURE or AWS Clouds.

Chip personalization is traditionally performed in the semiconductor industry at an early stage of the production process (called personalization “on wafer”), resulting in high minimum order volumes and long lead-times (often over 6 months) for personalized chips orders.

SEALSQ is now able to offer its clients the option to personalize off-the-shelf secure elements from its VaultIC™ range with certificates and keys and deliver the pre-loaded chips in less than 4 weeks packed in reels from 1,000 to 20,000 units.

4.	QUASARS Program Update

In 2022, SEALSQ announced the kick-off of the QUASARS (QUAntum resistant Secure ARchitectureS) project, its next generation of secure microcontrollers built on its new Secure RISC-V CPU. In December 2023, the development reached a critical step, with the delivery of an FPGA (an emulator chip).

SEALSQ’s new secure microcontroller design is expected to be completed in Q2 2024, and the first engineering samples are expected in Q4 2024.

This project marks a significant leap into the Post-Quantum Cryptography era, as it will implement a “hybrid solution” (i.e., combining “traditional” cryptographic algorithms such as ECC and RSA, as well as “Post-Quantum” algorithms) that aligns with the recommendations of France's National Cybersecurity Agency (“ANSSI”). The French SCS Cluster's endorsement of our QUASARS project further underscores SEALSQ’s leading role in semiconductor innovation.

Post-quantum cryptography (“PQC”) refers to cryptographic methods that are secure against an attack by a quantum computer. As quantum computers become more powerful, they may be able to break many of the cryptographic methods that are currently used to protect sensitive information, such as Rivest-Shamir-Aelman (“RSA”) and Elliptic Curve Cryptography (“ECC”). PQC aims to develop new cryptographic methods that are secure against quantum attacks. One example of a post-quantum technology is lattice-based cryptography. It is a type of public-key cryptography that is based on the hardness of a mathematical problem called the Shortest Vector Problem (“SVP”) which is thought to be too difficult for a quantum computer to solve. Lattice-based cryptography can be used for tasks such as digital signatures, key exchange, and encryption. Another example is code-based cryptography which is based on the difficulty of decoding certain algebraic structures called error-correcting codes. These codes can be used to create digital signatures, key exchanges, and encryption schemes that are secure against quantum attacks.

This post-quantum cryptography toolbox will help to protect against the security threat posed by quantum computers, allowing hybrid solutions by no later than 2025 as recommended by the French ANSSI. In addition to this, SEALSQ plans to upgrade its PKI offer, adding new post-quantum features for the IoT market: Secure authentication, Brand protection, Network communications, future FIDO (“Fast Identity Online”) evolutions and additional generally web-connected smart devices that obtain, analyze, and process the data collected from their surroundings. SEALSQ is executing this project under the name “QUASAR”.

c. New Uses Cases and Market Opportunities

1.	Consumer IoT

Recently the FCC announced the “U.S. Cyber Trust Mark” initiative, a voluntary labeling program to increase product security awareness of consumer Internet of Things (IoT) based on NIST IR 8425. A little earlier, the European Commission leveraged on ETSI EN 303 645 to propose the EU Cyber Resilience Act with similar objectives.

In parallel a growing number of consumer IoT players gather around interoperability standards like Matter for Smart Home devices.

Both industry standards and national security labels require that IoT devices securely embed a unique trusted identity in the shape of certificates and private keys, as a cornerstone to the IoT security framework. IoT Device makers therefore consider compliance to these standards and their security requirements as a key part of their product development and launch plans.

In 2023 SEALSQ reinforced its positioning as a unique security compliance provider for IoT device makers, delivering fully integrated security solutions from accredited root-of-trust to secure chip: costs and simplicity are optimized with no intermediates in the value chain, and the product gets to market earlier thanks to shorter development and certification processes.

SEALSQ’s PKI as-a-Service (“INeS”) comes with a convenient online interface and a flexible range of pre-provisioning options (e.g., Factory, Over the Air, Zero Touch). It leverages the WISeKey root-of-trust that is now Matter PAA accredited while the secure elements range, enriched with 2 news products, provides up to FIPS 140-3 certification level to Consumer IoT product with State-of-the-Art CCEAL5+ tamper resistant hardware.

2.	Electrical Vehicles Charging

The installed base of Electric Vehicle (EV) charging points is set to hit 22.8 million in 2025 according to estimates from research firm Berg Insight, which sees the market in Europe and North America dominated by private charging points. Uptake of electric vehicles is driving the trend and the Berg Insight firm expects approximately 1.8 million units to shipped in North America and Europe in 2025. Of these, the Berg Insight firm expects the number of connected charging points in the two regions to reach 7.9 million in 2025.21

According to the IHS Markit’s EV charging infrastructure forecast, the global deployment of EV charging stations will increase at a 31% CAGR to more than 66 million units by 2030.22 An important number of vulnerabilities have been identified, posing significant threats to not just the vehicles, but also to the charging stations, charge point operators, billing and distribution system operators. Threats are multifaceted, encompassing potential electricity flow disruption, identity theft, data alteration, and malware intrusion.

Beyond security concerns, a compelling EV charging experience requires seamless interoperability as consumers demand an automated and efficient charging process that doesn't involve lags or reentering credentials.

The industry’s response is the upgraded Plug & Charge ISO15118 standard that all charging stations and vehicles will need to support in the near future.

“Plug and Charge” is a technological concept initially introduced by ISO 15118, the international standard for charging electric vehicles (“EVs”) to enable a more user-convenient and secure way of charging EVs. All charging stations will need to support this standard in the near future, which is applicable to both wired (AC and DC charging) and wireless charging use cases.

From a security standpoint, Plug & Charge process requires the EV and charging station to establish and share a secure communication link. Several actions are from both sides to ensure confidentiality, data integrity, and authenticity. In practice, ISO 15118 specifies a set of symmetric and asymmetric cryptographic algorithms that secure the necessary level of confidentiality and verify both the integrity and the authenticity of the data exchanged.

SEALSQ’s solution to achieve compliance with ISO15118 perfectly and seamlessly integrates PKI, Certified Semiconductors and Provisioning Services in a single vertical security offering:

•	Ready-to-use Secure Element personalized with a unique and universally trusted Digital Identity (ISO15118 compliance).

•	Public Key Infrastructure (PKI) for User and Device authentication, Data encryption and Data signature (Station-to-Vehicle / Service Provider / Station-to-Station)

•	Certificate Authorities and Vehicle-to-Grid (V2G) Root CA, Aligned with Certificate Pools and Roaming Hubs Policies like CHARIN, HUBJECT & GIREVE

______________________________

21 https://www.berginsight.com/the-number-of-connected-ev-charging-points-in-europe-and-north-america-to-reach-79-million-by-2025

22 https://ihsmarkit.com/research-analysis/ev-charging-infrastructure-report-and-forecast.html

d. Strategic Outlook for 2024

1.	Asset tracking.

In Q3 2023, WISeKey and SEALSQ engaged into a consortium - Smart Container Consortium- gathering various players within the logistics industry and aiming at transforming this industry through innovative technology. Members of the consortium include Bernardino Abad S.L., FOSSA Systems, Avant iot, Integral Group, SEALSQ, WISeSat.Space, and Caspian Container Company.

The consortium aims to deploy IoT-enabled devices and sensors in containers for real-time, global tracking via the WISeSat Satellite constellation. The solution is to integrate IoT-enabled devices and IoT sensors secured by SEALSQ microchips into smart containers that become traceable anywhere on earth seamlessly via both the WISeSat constellation and traditional land-based communication infrastructures. This initiative aims to create a seamless, secure platform with hybrid IoT communications.

The implementation of this technology promises to revolutionize global track and trace capabilities for shipping containers, enhancing transparency, security, and operational efficiency.

The consortium is a collaborative effort involving industry pioneers, aiming to create a universally adaptable platform that redefines industry standards. The initiative brings together experts from various sectors, including logistics, cybersecurity, and IoT, to architect and advocate this unified system. As a first client of this initiative, up to 20,000 containers from Caspian Container company are to be equipped and connected during 2024.

Key aspects of the services that the Smart Container Consortium will offer include:

Integration of IoT Technologies: The plan involves incorporating IoT-enabled devices and sensors in smart containers. These containers will be monitored and traced by the WISeSat satellite constellation, creating a secure, hybrid IoT communication platform. This technology aims to enhance global tracking and transparency for shipping containers, boosting security and operational efficiency.

Advanced Container Monitoring: Containers will be fitted with IoT devices secured by WISeSat IoT sensors, allowing real-time tracking of their location and condition. This integration of satellite and terrestrial IoT communications ensures constant global connectivity.

Sustainable and Efficient Logistics: Aligning with DP World’s sustainability goals, this initiative intends to optimize routes and reduce carbon emissions. It promises to set new efficiency standards in logistics, minimizing delays, errors, and costs.

Technology Integration: The initiative focuses on equipping containers with advanced WISeSat IoT sensors, secured by SEALSQ semiconductors, providing real-time data on their location, condition, and other vital parameters. The integration of WISeSat Smart container platform and technology into the CargoES platform ensures trusted and global, real-time tracking and tracing capabilities via the WISeSat Satellite constellation and terrestrial infrastructures enabling uninterrupted connectivity worldwide.

Eco-Conscious and Efficient Logistics: The integration of these smart containers aligns with WISeKey and DP World’s commitment to sustainability, aiming to optimize routes and reduce carbon emissions. This eco-friendly approach also sets new benchmarks in logistical efficiency, reducing delays, errors, and overall operational costs.

2.        Design Center, OSAT and Personalization project

WISeKey and SEALSQ jointly, together with ODINS, a Spanish company with extensive experience in R&D&i (Research & Development & Innovation) worldwide and in the design and manufacturing of IoT devices and solutions, intend to establish in the Region of Murcia a “Center of Excellence in Cybersecurity and Microchips” under the financial umbrella of the Microelectronics and Semiconductors Plan (“PERTE CHIP”) initiated by Spain.

The project has been submitted to the Spanish government for funding under the PERTE CHIP budgets and features a EUR 146 million investment over a period of 7 years, involving the creation of up to 200 highly qualified direct jobs (300 indirect jobs). The projection estimates of the internal rate of return at the end of year 7 are of 18% with a net present value of EUR 120 million.

The project would focus on three key areas of the semiconductor value chain, as the most appropriate response to the global geo factors that condition this market, particularly to reduce the excessive geostrategic dependence on a few countries, located mainly in Southeast Asia:

•	Design of microcontrollers and their validation chain, prior to their production on an industrial scale.

•	Testing and assembly: Each chip must be individually tested and assembled in a suitable package, ready to be integrated into the final electronic card: Process known as OSAT (Open Semiconductors Assembly and Test).

•	Personalization Phase in which the software and identifiers are loaded into the semiconductors. This stage is strategically important in several markets, such as automotive and IoT, where each semiconductor must contain an inviolable identity for full protection in terms of cybersecurity, according to the demands of government regulators.

The project would be developed through a "Fabless" environment, and offers a series of significant advantages that respond not only to the current needs of the industry, but also to the demands future at national, European and global level Advantages of our project are rooted in several key factors:

Expertise in Design with RISC-V Technology:

Leveraging experienced designers and RISC-V technology enables the creation of highly tailored chips, meeting specific market requirements.

Ensures project relevance on a national and international scale, aligning with the PERTE CHIP strategy and the EU CHIP Act.

Compliance with Safety Standards and Certifications:

Emphasis on developing products that strictly adhere to safety standards, including Common Criteria and NIST.

Reinforces user confidence and facilitates product adoption in European, US, and Latin American markets.

Aligns with the EU's commitment to certification issues.

Collaboration with Third-Party Partners:

Partnering for silicon wafer production enhances operational efficiency and enables large-scale production to meet market demands.

Rigorous Quality Control System:

Establishing a comprehensive quality control system with individual chip testing ensures high standards, allowing only functional chips in the production process.

Security in Sensitive Operations:

Guaranteeing security in critical processes like data injection, firmware, certificates, and keys.

Conducting operations in a Common Criteria EAL5+ certified environment and aligning with the EU's EUCS for heightened security.

Late Customization and Flexibility:

Customizing chips at an advanced stage and employing "late customization" offers agility in responding to specific customer demands.

Reduces lead times and minimum quantities from order, enhancing responsiveness.

WISeKey Root-of-Trust Accreditation:

Utilizing WISeKey Root-of-Trust, accredited by recognized organizations like WebTrust, Matter, GSMA, and WI SUN, enhances the security of certificates and injected keys.

Establishes greater trust in the products.

Adaptability to European, American, and Latin American Markets:

Project flexibility and customization cater to diverse market needs in Europe and America, contributing to greater acceptance and local adaptation.

3.        SEALCOIN

Cryptocurrencies, currently safeguarded by public key cryptography, face a significant security challenge with the advent of quantum computing. Traditional cryptographic methods, though robust against current computational capabilities, are susceptible to quantum attacks, which could lead to compromised transactions and weakened trust in digital currencies.

SEALSQ has announced the launch of an internal R&D project, named “SEALCOIN” that involves significant technical innovation that would potentially lead to a future creation or adoption of an Internet of Things (“IoT”) Machine to Machine (M2M) token with enhanced security features, including post-quantum cryptography. The SEALCOIN project is at the initial, technical Proof-of-Concept (“PoC”) stage that is focused on the technical feasibility of our most advanced semiconductor (VIC 408) validating, verifying and authenticating a transaction while simultaneously ‘signing’ a transaction (e.g., agreeing on the terms of the transaction) on a Decentralized Ledger Technology (“DLT”). Following a successful, initial PoC, SEALSQ plans to develop a dedicated/proprietary SEALCOIN Service Platform that would enable its corporate and professional clients to access enhanced services deriving from the current cybersecurity products they purchase from SEALSQ (such as, devices and certificates), and lead to the use of a secure token that would enable its technology to automate the settlement of a device’s transaction against the use of a service (including the access of the SEALCOIN Service Platform).

As SEALSQ does not plan to create any specific blockchain or equivalent Decentralized Ledger Technology for the usage of smart contracts, they are planning to collaborate with The Hashgraph Association and Hedera and its subsidiaries to leverage from its pre-existing Decentralized Ledger Technology. This collaboration is intended to ensure that SEALSQ’s solutions will not only constitute a state-of-the-art set of functional innovative services, but also provide them with external recognized expertise in their various duties, including and not limited to jurisdictional analysis review, validation of the nature of the intended dedicated cryptocurrency as a Payment and Utility token, and facilitate the access to relevant, regulated and professional partnerships with potential blockchain providers.

SEALSQ currently envisions SEALCOIN’s use cases in the following areas: Smart Home Automation, Supply Chain Management, Autonomous Vehicles, Smart Cities, Healthcare Devices, Energy Trading, Industrial IoT, Retail and Consumer Services and Agricultural Technology.

Internally, the completion of the SEALCOIN PoC is planned for July 2024 and completion of the design of the associated SEALCOIN Service Platform (and related token) is planned for Q4 2024. Externally, SEALSQ Corp is in the early phase of engagement with interested parties by collecting expressions of interest in terms of intended application development and access to SEALCOIN’s platform services prior to the full public launch of the product. SEALSQ’s aim is to make the SEALCOIN Service Platform token eligible for trading by pre-existing and regulated players on one or more cryptocurrency platforms once all relevant activities can be clarified and all applicable regulatory approvals have been obtained.

e. Environmental, Social and Governance (“ESG”)

SEALSQ is committed to ESG principles through the attainment of the ISO 14001 certification. This certification underscores its dedication to implementing robust environmental management systems and further aligns with our values of sustainability, responsibility, and innovation.

f. Capital Investments

SEALSQ has commenced a significant investment project with the intention of increasing the overall capacity of production within its supply chain. While SEALSQ does not manufacture its own semiconductors, it does own certain capital materials required in order for its suppliers to undertake and complete the production process. One of the key constraining factors for SEALSQ currently is the number of production and testing lines that it has available. In order to increase its production capacity by approximately 5 million units per year, SEALSQ is undertaking a significant capital expenditure project that is forecast to cost USD 3.4 million, split between its supplier’s factory in Taiwan and the research and development headquarters in France. The project will be funded by a combination of cash flow from operating activities and an advance payment of USD 2.0 million from a key customer in exchange for additional delivery slots.

SEALSQ is also developing a brand-new generation of Secure Elements implementing new technologies in order to optimize its footprint, and thus its cost, a Flash memory providing more customization flexibility, and a new generation of Crypto Processor capable to run Post-Quantum algorithms selected by the NIST. This project will require an investment of approximately USD 3.0 million and will be funded by a combination of cash flow from operating activities, grants and other available subsidies from local, national and international funding agencies.

SEALSQ’s current focus on R&D extends its portfolio along the following technological evolutions:

•	the QUASARS (QUAntum resistant Secure ARchitectureS) project, a radical innovative solution, based upon the new WISeKey Secure RISC V based platform that is paving the way for the Post Quantum Cryptography era,

•	silicon techniques to bolt our secure vault to general purpose processors in a certifiable tamperproof way,

•	software techniques to secure and automate the onboarding of a connected device with a platform in a cloud,

•	cryptographic techniques to combine post-quantum attack resistance with our side channel attack resistance in a certifiable way,

•	ledger and blockchain techniques to offer a transparent, immutable, and cryptographically verifiable journal of our lifecycle management,

•	a cryptocurrency protocol designed to enable internet-connected devices to autonomously engage in seamless data and currency exchanges (SEALCOIN),

•	countermeasure techniques to stay ahead of the cyberattack evolutions, and

•	in partnership with FOSSA and WISeKey, the launch of the WISeSat constellation, picosatellites, manufactured by FOSSA, to enable the direct connection of satellites to IoT devices.

While SEALSQ’s current products serve its current markets well, we believe the products resulting from SEALSQ’s R&D will create additional opportunities in upgrade markets, in different sectors, and in new applications of its technology in innovating markets.

If SEALSQ’s efforts to attract prospective customers and to retain existing customers are not successful, our growth prospects and revenues may be adversely affected. Please refer to Item 3.D.Risk Factors for a discussion of such risks and information that should be considered before making an investment decision with respect to our Class B Shares and/or our American Depositary Shares.

g. Sales & Distribution

•	Operational review: 2023, A record year for new projects

During the year 2023, SEALSQ created a record of 28 new Design-WIN et new 15 Design-IN, with anticipated pipe growth in 2024.

SEALSQ pipe growth is driven by:

➢	Existing customers such as TOSHIBA, and Landis&Gyr, who have selected SEALSQ’s new VaultIC408 for the new smart meters design, as well as LEGIC who has engaged with SEALSQ for a new packaging form factor for LEGIC’s new device generation using our MS6001 secure chip.

➢	Nw customers, among which:

o	a large number of Matter (consumer connected devices standard protocol) device makers who have selected SEALSQ’s Matter certified PKI offer, either alone or in combination with our new VaultIC 292 secure element.

o	EV Charger suppliers: VESTEL one of the largest Original Design Manufacturer based in Turkey, and Bytesnaps a UK system integrators.

o	Smart Meter: SECURE METER, an Indian Original Design Manufacturer.

•	Strategic outlook: Scaling-up SEALSQ’s global footprint in 2024

In 2023, SEALSQ strategically expanded its global presence by signing impactful partnerships with renowned distributors and sales representative organizations across key regions. These collaborations not only solidified SEALSQ's market position but also facilitated its growth trajectory by leveraging the unique strengths and capabilities of each partner.

In the EMEA region, SEALSQ partnered with Micon, a semiconductor distribution and services company with a strong foothold in Israel, the Nordics, and Italian markets. Micon's geographical footprint and existing customer base across diverse target industries aligns perfectly with SEALSQ's development goals. By leveraging Micon's established network and market insights, SEALSQ gained valuable access to new opportunities in verticals like Military, Consumer IoT, or Smart Grid in these strategic regions.

Across North America, SEALSQ strategically aligned with three sales representative organizations: CJR Associates, Rep One and Impact Technical Sales to cover the entire northeast coast of the US. In parallel, SEALSQ entered into a representation and distribution agreement with Symmetry, a large American semiconductor distribution and services organization spanning the whole of the U.S.. Renowned for their industry expertise and client-focused approach all four companies bring decades of experience and deep understanding of the market landscape, providing SEALSQ with unparalleled access to key sectors and customer segments and creating a backbone of commercial touchpoints across the United States. These partners and the clients they bring-in will be efficiently supported by SEALSQ’s domestic team which size has significantly increased during the year as a result of SEALSQ’s intense hiring efforts in the region, a trend that is poised to continue throughout 2024.

In Asia, SEALSQ has also been bolstering its presence both with new partnerships and reinforcing the local sales team.

In Taiwan, SEALSQ forged partnerships with GRL, a global design Lab, and Holystone a leading local electronic components distributor. Their expertise efficiently complements SEALSQ's vision for expansion and growth in the Taiwanese market and has already brought in several new businesses across the year, especially around consumer IoT, PKI and Matter Smart Home verticals.

In Japan, SEALSQ strategically collaborated with Okaya Electronic and Allion, esteemed distributors with deep-rooted industry experience and a strong track record of success. Their extensive market knowledge and customer-centric approach enable SEALSQ to navigate efficiently the complexities of the Japanese market and business culture.

II. Our Satellite Vertical

WISeSat Highlights 2023

WISeSat.Space SA, is a wholly-owned subsidiary of WISeKey, that aims to offer satellite IoT connectivity available anywhere on earth. WISeSat.Space operates in collaboration with Fossa Systems for the production and launch of a constellation of picosatellites referred to as “WISeSat” satellites. This venture, enhanced through partnership with SEALSQ, aims to address pressing security concerns in satellite communication. By integrating the advanced VaultIC408 secure element into the satellites, gateways and sensors, the collaboration significantly strengthens the security of each node within the satellite network, offering businesses of all sizes a highly secure and cost-efficient method to build their digital infrastructures.

To date, seventeen satellites equipped with WISeSat.Space technology have been launched into orbit aboard SpaceX rockets, marking the initial phase of a visionary plan to deploy an 80-satellite constellation. This network aspires to provide comprehensive global IoT connectivity with an impressive data latency goal of just 10 hours.

Geostationary (“GEO”) satellites have long provided Internet access to remote regions, with few satellites covering the globe due to their large size and stationary position relative to Earth. Despite their global reach and simple ground antenna setup, GEO satellites suffer from high latency, over 600 milliseconds, making them unsuitable for modern applications like real-time video, gaming, and virtual reality due to the long distance (36,000 km) signals must travel to and from Earth.

The use of WISeSat.Space operations employing Low Earth Orbit (“LEO”) satellites presents a transformative potential across a wide range of sectors beyond the initial applications in smart farming, energy, logistics, and the Industrial Internet of Things (“IIoT”). By leveraging the lower latency and the potential for higher-speed Internet connections provided by WISeSat LEO satellites, as compared to geostationary (GEO) satellites, numerous sectors stand to benefit significantly.

Sectors that can benefit from WISeSat LEO Satellites include:

1.   Environmental Monitoring and Climate Change

WISeSat satellites can be instrumental in monitoring climate change by providing data on atmospheric conditions, sea level rise, ice sheet melting rates, and deforestation. This real-time data is crucial for predicting weather patterns, tracking natural disasters, and implementing early warning systems for floods, hurricanes, and wildfires, thereby aiding in disaster preparedness and response.

2.   Maritime and Aeronautical Applications

For maritime and aeronautical sectors, WISeSat satellites offer improved navigation, communication, and tracking of vessels and aircraft over vast and remote areas like oceans and polar regions. Enhanced AIS (“Automatic Identification System”) tracking, coupled with real-time weather and oceanographic data, can significantly improve maritime safety and efficiency. Similarly, in aviation, better communication and tracking can enhance route planning, safety, and search and rescue operations.

3.   Defense and National Security

The defense sector can leverage WISeSat satellites for secure communication, reconnaissance, surveillance, and remote sensing over global hotspots. Real-time satellite imagery and data can support tactical operations, border security, and monitoring of strategic assets.

4.   Healthcare and Telemedicine

WISeSat satellites can bridge the digital divide by providing high-speed internet access to remote and underserved regions, facilitating telemedicine services. This can revolutionize healthcare delivery, enabling remote diagnostics, patient monitoring, and access to specialist consultations, thereby improving health outcomes in rural and isolated communities.

5.   Education

Access to reliable and fast internet is a cornerstone for modern education. WISeSat satellites can provide connectivity to remote and rural schools, supporting digital learning platforms, virtual classrooms, and access to a vast array of online educational resources, thus democratizing education.

6.   Banking and Financial Services

The financial sector, including banking, trading, and other services, can benefit from the low-latency network provided by WISeSat satellites. This is crucial for high-frequency trading where milliseconds matter, rural banking, mobile payment systems, and financial inclusion initiatives in remote areas.

7.   Media and Entertainment

For media and entertainment, WISeSat satellites enable live broadcasting, streaming of high-definition content, and new forms of interactive entertainment even in remote locations. This can significantly enhance the viewer experience for global events, remote sports broadcasting, and provide universal access to entertainment and information.

8.   Scientific Research and Space Exploration

WISeSat satellites support scientific research in areas like astrophysics, earth sciences, and environmental monitoring. They also play a crucial role in space exploration, acting as relay stations for deep space missions, enhancing communication, and data transfer between Earth and spacecraft or space stations.

9.   Tourism and Adventure

With the advent of space tourism, WISeSat satellites could provide communication and safety support for commercial space flights, space hotels, and other off-world adventures. Additionally, they can enhance experiences for adventure tourism on Earth by offering navigation, safety tracking, and communication in remote regions.

10.    Urban and Smart Cities

In the context of urban development, WISeSat satellites can support smart city initiatives by providing real-time data for traffic management, public safety, environmental monitoring, and infrastructure management, ensuring efficient and sustainable urban living.

By harnessing the capabilities of WISeSat satellites through WISeSat.Space operations, we believe that these sectors can achieve unprecedented levels of efficiency, accessibility, and global reach, paving the way for innovative solutions to some of the world's most pressing challenges.

Example: The WISeContainer Offering

As part of the use-cases and derived offering, “WISeContainer” stands as an initiative for Track & Trace of Smart Containers. The solution aims at disrupting the logistic industry through container sensorization and advanced IoT and data (location, temperature etc.) management platform to optimize supply chains and business. The offering is based on several industrial partnerships that WISeKey and Caspian Container company initiated by launching the Smart Container Consortium at the Global Freight Summit in Dubai.

This pioneering initiative, known as the Smart Container Consortium, is dedicated to revolutionizing container logistics through the deployment of IoT-enabled devices and sensors. This innovative approach ensures global, real-time tracking and tracing capabilities via multimodal telecommunications Earth and Satellite.

The Consortium’s primary focus is to equip every container of the Caspian Container Company with WISeKey’s cutting-edge sensor and Secure Element

The Consortium has garnered the support of several industry leaders, including Bernardino Abad S.L., FOSSA Systems, Avant iot, SEALSQ, and others.

WISeKey also joined forces in this endeavor with several port authorities like DP World and Port of Algeciras.

III. Our WISe.ART Vertical

WISe.ART is a proprietary comprehensive multi-blockchain secured digital ecosystem designed to connect multiple participants in the fine arts and luxury industry. Key features of WISe.ART:

1.	Digital Certificates of Ownership: WISe.ART introduces a unique digital certificate in the form of a non-fungible token (NFT). These NFTs live on a blockchain, unchanged and unchallengeable, serving as proof of a person’s ownership of a specific piece of art.

2.	Authenticated and Signed Digital Assets: WISe.ART ensures that each digital asset is authenticated and signed, creating an irreversible link from the digital asset (the NFT) to the physical object. This process enables digital proof of ownership, provenance, and contracts enabling future use in monetization streams.

3.	Mayte Spínola Gold Medals Awards Ceremony: In celebration of the 80th birthday of Mayte Spínola, an emblematic figure in the world of art and culture, the Mayte Spínola Gold Medals 2024 were awarded in their special 10th edition. This prestigious event took place in the iconic Nasdaq building in New York, marking a milestone in the promotion and recognition of artistic and cultural talent globally.

4.	White-Labeling Options: WISe.ART offers white-labeling options, allowing artists and creators to customize their NFTs and create a unique brand identity.

5.	Linking Digital Assets to Physical Objects: The NFTs not only represent the digital asset but also link it irreversibly to a physical object, enhancing transparency and trust in the art market.

WISe.ART aims to revolutionize the art world by combining cutting-edge technology with the timeless beauty of artistic expression.

Who can use WISe.ART?

WISe.ART is accessible to a diverse audience within the arts and luxury industry. Here are some key groups of people who can benefit from using WISe.ART:

1.	Artists and Creators: WISe.ART provides a platform for artists and creators to showcase their work, create digital certificates of authenticity (NFTs), and link their digital assets to physical objects. Artists can leverage this technology to protect their intellectual property and establish provenance.

2.	Collectors and Buyers: Art collectors and buyers can use WISe.ART to verify the authenticity of artworks they acquire. The NFTs serve as irrefutable proof of ownership and provenance and can enhance the value of their collections.

3.	Galleries and Museums: Institutions in the art world can collaborate with WISe.ART to digitize their collections, create NFTs for artworks, and ensure transparency in transactions. This technology can revolutionize how galleries and museums manage and display art.

4.	Auction Houses and Dealers: Auction houses and dealers can integrate WISe.ART into their processes to authenticate and track artworks. The secure NFTs provide confidence to both sellers and buyers during auctions and sales.

5.	Art Enthusiasts and Curators: Anyone passionate about art can explore WISe.ART’s ecosystem, discover new artists, and engage with the art community. Curators can curate digital exhibitions and promote emerging talents.

6.	Blockchain and Technology Experts: WISe.ART’s use of blockchain technology appeals to experts in the field. They can use it as a secured tool and contribute to its development, security, and scalability.

In summary, WISe.ART aims to empower stakeholders in the art ecosystem to bridge the gap between physical and digital art through NFTs and secure authentication processes.

In 2023, WISe.ART reached new heights with new partnerships and several major charity events, doubling its community of participating artists from around the world with over 2000 works uploaded on the platform 50% of which are digital artworks with an even balance of phygital packages (blending digital and physical experiences) averaging a total value of artwork over USD 30 million.

WISe.ART 2023/2024 Growth
40000
35000
30000
25000
20000
15000
10000
5000
0
14.04.23
05.06.23
24.07.23
07.08.23
04.09.23
19.09.23
26.02.24
15.03.24
VENDORS
PRODUCTS
USD '000

Featuring over 2000 artworks by over 150 artists

WISe.ART features over 2000 artworks by over 150 artists worldwide ranging from traditional art, video art to 3 dimensional AI productions. Approximately half of the digitally uploaded artworks are linked to physical pieces which can be shipped around the world. Trackable chips signaling changes in temperature, humidity, movement, or shock can be applied to the physical artworks for safer logistics and reduced insurance costs.

Development of the WISe.ART phase 3.0n with Hedera and Google Tokenization

Negotiations have begun for WISe.ART’s phase 3 journey into Web03, tokenization with a view to launch a utility coin as described below to allow users who own coins to access benefits on the WISe.ART platform.

We intend to develop this feature as well as enhance the performance of the platform with the assistance and financial support of Google and their respective partners. The WISe.ART tech team have identified the workload and the launch is planned for Q3 and Q4 of 2024.

Furthermore, the tokenization of WISe.ART will be orchestrated with the funding of USD 750K and the technical assistance of HEDERA which also means that we aim to, subject to completion of applicable legal and regulatory due diligence and to potential geographic limitations, add the Hashgraph coin to our multi-blockchain offer by the end of 2024.

Partnerships with private foundations – GMArtification – Digital Renaissance

WiseArt, in collaboration with prestigious artists, collectors, museums, and galleries, is excited to introduce the ‘Italy Digital Renaissance Project.’ From 2024 to the 2025 Jubilee year, WISe.ART collaborating partners endeavor to digitize the historical heritage of Italian Renaissance art using ultra-high-quality images and digital enhancements. This project represents a pivotal moment in ushering Italian art heritage into the digital age, making it accessible to a global audience.

As part of this initiative, a unique Renaissance coin will be introduced, enabling individuals to acquire a digital copy or fragment of some remarkable historical treasures on the WISe.ART platform. The project will connect art enthusiasts from around the world through the Internet, allowing them to explore and appreciate humanity’s extraordinary cultural heritage, some of which was previously only accessible within museums and historic buildings. Thanks to this technology, these treasures would then be digitally visualized and enjoyed by more people around the world.

IV. Our Trust Services Vertical

Our Trust Services Vertical is comprised of a full range of managed cloud services to enable trusted and verified digital identities for people, applications and objects. Highlights in 2023 include:

•	Optimization of the “Unified Trust Center.” WISeKey keeps evolving and improving our High Security Trust Center, which serves as the foundation to deliver trust services both internally, to serve the needs of SEALSQ (PKI for IoT) and other initiatives of WISeKey SA and externally, to serve our customers. This Unified Trust Center brings greater advantages to the group, such as cost reduction and unified high-security practices.

•	Increase of the Managed PKI customer base and revenues. WISeKey has significantly increased the business related to Transport Layer Security (TLS, a widely adopted security protocol designed to facilitate privacy and data security for communications over the internet) and Personal Digital Certificates, with higher footprint in regions such as APAC, thanks to key channel agreement.

•	Improvement of the WISeID platform for personal digital identity. WISeID is now recognized as a fully-fledged solution for personal identity, and has been adopted by the Government of Seychelles as its National ID platform. WISeID has been enriched with new features such as Document Signing, and is evolving to add Web 3.0 capabilities, such as Distributed Identity.

WISeID use case: SeyID – National ID for Seychelles:

In 2022 the Government of Seychelles choose WISeID as the strategic platform to build its initiative for a National Digital ID, available for all citizens and also for non-residents (for international businesses and tourism purposes). This platform was branded as “SeyID”, and it is a customized edition of WISeID, which includes a web platform and a mobile App, available for iOS and Android.

During 2023 WISeKey has been successfully enlarging the capabilities of SeyID, including the introduction of a “ID Wallet” feature, which allows Seychellois citizens to store and use their “National ID Card” and “Driver License”, in digital format, from the “SeyID App”, eliminating the need to carry the physical documents in their daily activities.

C.	Organizational Structure

We are the holding company of the WISeKey Group.

The chart below contains a summary of our organizational structure and sets out our subsidiaries, associated companies and joint ventures as at December 31, 2023. Although not all of our subsidiaries are wholly-owned, all of them are assessed as being under our control.

As at December 31, 2023, our main operating subsidiaries were WISeKey Semiconductors SAS, domiciled in France, and WISeKey SA, domiciled in Switzerland:

Company Name	Country of Incorporation	Percentage Ownership as at December 31, 2023
WISeKey SA	Switzerland	95.75%
WISeKey Semiconductors SAS	France	58.83%*

* WISeKey owns 100% of the F shares of SEALSQ and 38.85% of the Ordinary Shares of SEALSQ. SEALSQ is the parent company of WISeKey Semiconductors SAS.

D.	Property, Plant, and Equipment

Our corporate headquarters are located in Geneva, Switzerland. The principal office for our Swiss and international operations, which is also our registered office, is located in Zug, Switzerland.

As of December 31, 2023, the net book values of tangible fixed assets were as follows:

As at December 31, 2023
Asset category	Net book value (USD millions)
Machinery & equipment	3.0
Office equipment and furniture	0.2
Computer equipment and licenses	0.2
Total tangible fixed assets	3.4

We do not own any facility and our group companies have entered into lease arrangements for the premises in which they operate. The following table sets forth our most significant facilities as at December 31, 2023:

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

Our critical accounting policies are described in Note 4.

Reverse stock split

On June 29, 2023, after market close, the Group effected a reverse stock split of WISeKey’s common stock (the “Reverse Stock Split”) as follows:

-	Class A shares, par value CHF 0.01 per share at a ratio of one-for-twenty-five, and

-	Class B shares, par value CHF 0.05 per share at a ratio of one-for-fifty.

The Group’s Class B Shares began trading on a split-adjusted basis on June 30, 2023. Where the Reverse Stock Split of Class B shares resulted in fractions of ‘new’ Class B shares for the individual shareholder, the resulting fractions in new Class B shares were rounded down to the next whole number of ‘new’ Class B shares and shareholders were compensated for the remaining fractions in cash at a fixed price of CHF 8.735 per ‘new’ Class B share corresponding to a three-day volume-weighted average price of the WISeKey Class B Shares on the SIX Swiss Exchange prior to the ex-date of the Reverse Stock Split. WISeKey paid a total amount of CHF 1,747 (USD 1,952) in compensation for fractions. All share, warrant and options numbers, as well as share and per share amounts in the consolidated financial statements and notes thereto have been retroactively adjusted for all periods presented to give effect to the Reverse Stock Split.

Partial Spin-off

On April 27, 2023, the shareholders approved the partial spin-off of the Group’s IoT Semiconductors Vertical into a publicly traded company, SEALSQ Corp, which was completed through the distribution of 20% of the ordinary share capital of SEALSQ Corp to the shareholders of WISeKey on May 23, 2023.

As a result of the partial spin-off of SEALSQ Corp, the Group distributed net negative assets of USD 34,209 to noncontrolling interests, which was reflected as a reduction in Retained earnings and an increase in Noncontrolling interests in consolidated subsidiaries.

The results of operations of SEALSQ Corp are included in the continuing operations of the IoT operating segment for all periods presented and, from the date of the distribution, the consolidated comprehensive results of SEALSQ Corp are attributed to owners of the Group and to the noncontrolling interests in proportion to their relative ownership interests. The assets and liabilities of SEALSQ Corp are consolidated in the Group’s financial statements. Intercompany income and expenses, including unrealized gross profits from internal group transactions and intercompany receivables, payables and loans have been eliminated.

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

The IoT segment results are also dependent on the supply chain. Any factor affecting the availability of material or component, and/or the production capacity of our suppliers will impact our ability to deliver on customer orders. We are working to a five-year capital expenditure plan to have the necessary flexibility in our production capacity to meet our customer orders, but the supply chain variables can limit the revenue potential in a given year as some order deliveries have to be schedule in future fiscal years.

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

In relation to our mPKI segment, our operations are affected by the interest and rate of adoption of the new product offering that we are developing, such as WISe.ART and WISeSat.Space. WISe.ART is a proprietary comprehensive multi-blockchain secured digital ecosystem designed to connect multiple participants in the fine arts and luxury industry. WISeSat.Space aims to offer satellite IoT connectivity available anywhere on earth. WISeSat.Space operates in collaboration with FOSSA Systems for the production and launch of a constellation of picosatellites referred to as “WISeSat” satellites which are Low Earth Orbit satellites, the communication of which is secured by our secure element VaultIC408. See Item 4. B. Business Overview for information regarding these product verticals.

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

Our total revenue by geographic region for the fiscal years ended December 31, 2023, December 31, 2022 and December 31, 2021 is set forth in the following table:

	2023		2022		2021
Net sales by region	USD'000%		USD'000%		USD'000%
North America	16,646	54%	13,677	57%	10,689	61%
Europe, Middle East & Africa	10,695	35%	7,264	30%	4,821	27%
Asia Pacific	3,466	11%	2,745	12%	2,062	12%
Latin America	111	0%	128	1%	74	0%
Total net sales	30,918	100%	23,814	100%	17,646	100%

Financial year ended December 31, 2023 compared with financial year ended December 31, 2022

	12 months ended December 31,	12 months ended December 31,	Year-on-Year Variance
USD'000	2023	2022

Net sales	30,918	23,814	30%
Cost of sales	(15,754)	(13,588)	16%
Depreciation of productions assets	(420)	(132)	218%
Gross profit	14,744	10,094	46%

Other operating income	167	2,073	(92%)
Research & development expenses	(4,398)	(3,862)	14%
Selling & marketing expenses	(6,523)	(7,275)	(10%)
General & administrative expenses	(17,289)	(11,466)	51%
Total operating expenses	(28,043)	(20,530)	37%
Operating income / (loss)	(13,299)	(10,436)	27%

Non-operating income	2,374	3,937	(40%)
Debt conversion expense	(562)	(827)	(32%)
Interest and amortization of debt discount	(624)	(168)	271%
Non-operating expenses	(3,107)	(5,551)	(44%)
Income / (loss) from continuing operations before income tax expense	(15,219)	(13,045)	17%

Income tax income / (expense)	(230)	3,238	(107%)
Loss from continuing operations, net	(15,449)	(9,807)	58%
Discontinued operations:
Net sales from discontinued operations	—	1,805	—
Cost of sales from discontinued operations	—	(978)	—
Total operating and non-operating expenses from disc. operations	—	(5,274)	—
Income tax recovery from discontinued operations	—	25	—
Loss on disposal of a business, net of tax on disposal	—	(15,026)	—
Income / (loss) from discontinued operations	—	(19,448)	—

Net income / (loss)	(15,449)	(29,255)	(47%)

Less: Net income / (loss) attributable to noncontrolling interests	(89)	(1,780)	(95%)
Net income / (loss) attributable to WISeKey International Holding AG	(15,360)	(27,475)	(44%)

Revenue

Our total revenue for the year ended December 31, 2023, increased by USD 7.1 million or 30% from prior period.

The table below shows the breakdown of our revenue by operating segment for the years ended December 31, 2023 and December 31, 2022.

	12 months ended December 31,	12 months ended December 31,	Year-on-Year
USD'000	2023	2022	Variance
IoT segment revenue from external customers	30,058	23,198	30%
mPKI segment revenue from external customers	860	616	40%
Total revenue	30,918	23,814	30%

The main growth driver for our increased revenue in comparison to prior year was the strong demand for our IoT solutions. The shortage in semiconductors’ raw material during the COVID-19 pandemic has attracted new customers to WISeKey, particularly those small and medium-sized companies that were not prioritized by competitors due to the relatively smaller size of their orders. The shortage also pushed customers to make long-term commitments so as to secure their supply, which meant that they placed orders for delivery over more than six months which provided WISeKey with a very secure backlog of orders. Based on this, WISeKey was able to take steps to increase its production capacity in 2023, thereby allowing a growth by 30% or USD 6.9 million.

However, we note that the Company anticipates that similar growth will not be sustainable in the short term. Indeed, in their ambition of securing their supply through long-term commitments, some of our customers also built inventory of our products and end the year 2023 with products in stock that will reduce their order volume in 2024. Moreover, we are transitioning towards our next-generation IoT range of products and have involved our customers in this transition to make sure that our new product range will suit their needs. With this strategy, we are aiming to get their buy-in for our long-term product strategy but, in the short term, this has also led some of our customers to also prepare the transition into the next generation products and we expect some hold back on volumes during this transition, which we believe will lead to a temporary decrease in revenue.

WISeKey has started also several projects around its mPKI solutions, such as WISeSat.Space and WISe.ART, to diversify its solution offering and support mPKI revenue in future periods. See Item 4. B. Business Overview for information regarding these projects.

Gross Profit

Our gross profit increased by USD 4.6 million to USD 14.7 million (gross margin of 48%) in the year ended December 31, 2023 in comparison with a gross profit of USD 10.1 million (gross margin of 42%) in the year ended December 31, 2022. Most of the increase in gross profit is the direct result of the increase in revenue year-on-year.

The margin growth is mainly attributable to our IoT segment. The shortages in semiconductor components over the last few years have led to an increase in purchasing costs as the Company paid premiums on standard costs to increase its production capacity. WISeKey’s strong working relationships with its IoT customers has allowed us to build these increases into our prices. We have therefore not suffered any decrease in gross profit margin in relation to the supply chain issues during shortages. However, as shortages are resolved our purchasing costs have decreased back to pre-COVID levels, and our customer prices have been realigned. We believe that the increase in gross profit margin in 2023 is temporary, resulting from the timing difference between when the Company stopped paying higher purchasing costs and when the inventory with these higher costs was delivered to our customers.

Other operating income

In 2023, the main components of our other operating income consisted of recharges for the use of our premises by OISTE (see Note 36 of our consolidated financial statement as at December 31, 2023) for USD 118,886.

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

Our R&D expenses increased by USD 0.5 million between 2023 and 2022. Although we have refocused our R&D efforts, it remains a large part of our operating expenses with USD 4.4 million spent in the year ended December 31, 2023, representing 16% of total operating expenses. Our Group being technology-driven, the level of our R&D expenses reflects our engagement to act as a leader in new cybersecurity developments and future applications, such as the development of our new verticals, WISeSat.Space and WISe.ART.

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

Our S&M expenses of USD 6.5 million for the year ended December 31, 2023 included a non-cash, stock-based compensation expense of USD 0.1 million. With a total of USD 6.4 million net of stock-based compensation, our S&M expenses decreased by USD 0.6 million in comparison with our 2022 S&M expenses of USD 7.0 million net of stock-based compensation. This decrease relates to changes in the S&M team make up which have resulted in a decrease by USD 0.4 million in social charges and pension costs, as well as a one-off promotional investment made in 2022.

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

Our G&A expenses of USD 17.3 million for the year ended December 31, 2023 included a non-cash, stock-based compensation expense of USD 0.1 million. Net of stock-based compensation, our G&A expenses of USD 17.2 million has increased by USD 6.0 million in comparison with the USD 11.2 million G&A expense net of stock-based compensation for the year ended December 31, 2022. Part of this increase relates to SEALSQ Corp and the cost of forming a group of companies listed on the Nasdaq, with, for the year ended December 31, 2023, legal fees of USD 2.2 million, audit fees of USD 0.5 million, Nasdaq fees of USD 0.3 million, share registrar’s fees of USD 0.3 million, and additional Board fees of USD 0.1 million. The other main factor supporting the increase is the investment in additional resources to support the listing of SEALSQ Corp and the development of the new verticals which generated additional personnel costs of USD 2.4 million.

Our G&A expenses remain and will remain high due to WISeKey’s initiatives to expand our geographical footprint and revenue streams. These initiatives require specific professional expertise and legal advice which contribute to our G&A cost base.

Operating loss

As a result of the factors described in the above sections, our USD 13.3 million operating loss for the year ended December 31, 2023 increased by USD 2.9 million compared with our USD 10.4 million operating loss for the year 2022.

This is a direct result of the increase in operating expenses by USD 7.5 million which was partially offset by the increase in gross profit by USD 4.6 million derived from our 30% revenue growth. The increase in operating expenses relates to additional investment in R&D to develop our next-generation solutions and increased G&A expenses from the creation and listing of the SEALSQ Corp group and to support our strategy.

Non-operating income and expenses

The net balance of our non-operating activities in the year ended December 31, 2023 was an expense of USD 1.9 million, which represents a USD 0.7 million decrease in non-operating costs compared with 2022 and its USD 2.6 million net expenses from non-operating activities.

Most of the decrease is attributable to a non-recurring income of USD 0.9 million for the sale of the intellectual property of the Group’s former subsidiary, arago GmbH.

Net loss from continuing operations

As a result of the above factors, the net loss from continuing operations increased by 57%, or USD 5.6 million, from USD 9.8 million in the year ended December 31, 2022 to USD 15.4 million in the year ended December 31, 2023.

Net income / (loss)

In the year ended December 31, 2023, the Company made a net loss of USD 15.4 million. This compares to a net loss position of USD 29.3 million for the year ended December 31, 2022, when the Group recorded a USD 19.4 million loss from the discontinued operations of arago including a USD 15.0 million loss on divestiture.

The main factors explaining the net loss in the year ended December 31, 2023, are the increase in R&D and G&A expenses incurred for the creation and listing of its IoT vertical, SEALSQ Corp, in 2023, as well as the additional investment to develop our next-generation solutions and implement our development strategy.

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

The following table provides a reconciliation from operating loss to EBITDA and Adjusted EBITDA for the years ended December 31, 2023 and December 31, 2022.

	12 months ended December 31,
(Million USD)	2023	2022
Operating loss as reported	(13.3)	(10.4)
Non-GAAP adjustments:
Depreciation expense	0.6	0.4
Amortization expense on intangibles	—	0.1
EBITDA	(12.7)	(9.9)
Non-GAAP adjustments:
Listing-related professional fees*	0.3	0.1
Adjusted EBITDA	(12.4)	(9.8)

* The Company’s subsidiary SEALSQ Corp, was listed on the Nasdaq on May 24, 2023.

Financial year ended December 31, 2022 compared with financial year ended December 31, 2021

	12 months ended December 31,	12 months ended December 31,	Year-on-Year Variance
USD'000	2022	2021

Net sales	23,814	17,646	35%
Cost of sales	(13,588)	(9,893)	37%
Depreciation of productions assets	(132)	(301)	-56%
Gross profit	10,094	7,452	35%

Other operating income	2,073	183	1033%
Research & development expenses	(3,862)	(5,618)	-31%
Selling & marketing expenses	(7,275)	(9,111)	-20%
General & administrative expenses	(11,466)	(14,066)	-18%
Total operating expenses	(20,530)	(28,612)	-28%
Operating income / (loss)	(10,436)	(21,160)	-51%

Non-operating income	3,937	2,509	57%
Debt conversion expense	(827)	(325)	154%
Interest and amortization of debt discount	(168)	(1,057)	-84%
Non-operating expenses	(5,551)	(3,426)	62%
Income / (loss) from continuing operations before income tax expense	(13,045)	(23,459)	-44%

Income tax income / (expense)	3,238	(13)	-25008%
Loss from continuing operations, net	(9,807)	(23,472)	-58%
Discontinued operations:
Net sales from discontinued operations	1,805	4,612	-61%
Cost of sales from discontinued operations	(978)	(2,976)	-67%
Total operating and non-operating expenses from disc. operations	(5,274)	(2,364)	123%
Income tax recovery from discontinued operations	25	106	-76%
Loss on disposal of a business, net of tax on disposal	(15,026)	—	n/a
Income / (loss) from discontinued operations	(19,448)	(622)	3027%

Net income / (loss)	(29,255)	(24,094)	21%

Less: Net income / (loss) attributable to noncontrolling interests	(1,780)	(3,754)	-53%
Net income / (loss) attributable to WISeKey International Holding AG	(27,475)	(20,340)	35%

Revenue

Our total revenue for the year ended December 31, 2022, increased by USD 6.2 million or 35% from prior period.

The table below shows the breakdown of our revenue by operating segment for the years ended December 31, 2022 and December 31, 2021.

	12 months ended December 31,	12 months ended December 31,	Year-on-Year
USD'000	2022	2021	Variance
IoT segment revenue from external customers	23,198	16,867	38%
mPKI segment revenue from external customers	616	779	-21%
Total revenue	23,814	17,646	35%

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

	12 months ended December 31,
(Million USD)	2022	2021
Operating loss as reported	(10.4)	(21.2)
Non-GAAP adjustments:
Depreciation expense	0.4	0.5
Amortization expense on intangibles	0.1	0.1
EBITDA	(9.9)	(20.6)
Non-GAAP adjustments:
Listing-related professional fees	0.1	0.1
Adjusted EBITDA	(9.8)	(20.5)

Factors affecting our income tax expenses and recovery

For the financial years 2023, 2022 and 2021, income tax at the Swiss statutory rate compared to the Group's income tax expenses as reported is as per table below.

	12 months ended December 31,
USD'000	2023	2022	2021
Net income/(loss) from continuing operations before income tax	(15,219)	(13,045)	(23,459)
Statutory tax rate	14%	14%	14%
Expected income tax (expense)/recovery	2,131	1,825	3,282
Change in tax loss carryforwards	2,778	5,760	(341)
Change in loss carryforwards in relation to the debt remission of WISeKey Semiconductors SAS	(514)	1,342	-
Change in valuation allowance	(2,682)	(3,129)	(2,849)
Permanent difference in relation to stock-based compensation	2	-	(92)
Permanent difference	(1,945)	(2,560)	(13)
Income tax (expense) / recovery from continuing operations	(230)	3,238	(13)

As at December 31, 2023 and 2022, our net deferred tax balance was reconciled as follows:

Deferred tax assets and liabilities	As at December 31,	As at December 31,
USD'000	2023	2022
Stock-based compensation	(2)	-
Defined benefit accrual	363	161
Tax loss carry-forwards	23,537	20,759
Add back loss carryforwards used for the debt remission by WISeKey Semiconductors SAS	828	1,342
Valuation allowance	(21,649)	(18,967)
Deferred tax assets / (liabilities)	3,077	3,295

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

In 2023, the valuation allowance increased by USD 2.7 million is mostly attributable to the increase in tax loss carry-forwards by USD 2.8 million.

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

The table below shows the variation in foreign exchange rates used to prepare our financial statements for the financial years ended December 31, 2023, December 31, 2022, and December 31, 2021.

		12 months ended December 31,
		2023		2022		Year-on-Year Variance
Foreign currency to U.S. Dollar		Closing rate	12-month Average rate	Closing rate	12-month Average rate	Closing rate	12-month Average rate
Swiss Franc	CHF:USD	1.188573	1.112995	1.081761	1.048220	9.87%	6.18%
Euro	EUR:USD	1.103897	1.082004	1.073231	1.054283	2.86%	2.63%
Indian Rupee	INR:USD	0.012020	0.012112	0.012088	0.012745	-0.56%	-4.97%
Japanese Yen	JPY:USD	0.007092	0.007135	0.007633	0.007663	-7.09%	-6.89%
U.K. Pound Sterling	GBP:USD	1.273249	1.243396	1.210159	1.238007	5.21%	0.44%
Taiwanese Dollar	TWD:USD	0.032560	0.032121	0.032642	0.033655	-0.25%	-4.56%
Vietnamese Dong	VND:USD	0.000041	0.000042	0.000043	0.000043	-4.65%	-2.33%
Saudi Riyal	SAR:USD	0.266667	0.266667	0.266667	0.266667	0.00%	0.00%

		12 months ended December 31,
		2022		2021		Year-on-Year Variance
Foreign currency to U.S. Dollar		Closing rate	12-month Average rate	Closing rate	12-month Average rate	Closing rate	12-month Average rate
Swiss Franc	CHF:USD	1.081761	1.048220	1.096726	1.094197	-1.36%	-4.20%
Euro	EUR:USD	1.073231	1.054283	1.137651	1.183361	-5.66%	-10.91%
Indian Rupee	INR:USD	0.012088	0.012745	0.013423	0.013591	-9.95%	-6.22%
Japanese Yen	JPY:USD	0.007633	0.007663	0.008687	0.009116	-12.13%	-15.94%
U.K. Pound Sterling	GBP:USD	1.210159	1.238007	1.353583	1.375671	-10.60%	-10.01%
Vietnamese Dong	VND:USD	0.032642	0.033655	0.036081	0.035814	-9.53%	-6.03%
Saudi Riyal	SAR:USD	0.000043	0.000043	0.000044	0.000044	-2.27%	-2.27%
Taiwanese Dollar	TWD:USD	0.266667	0.266667	0.266667	0.266667	0.00%	0.00%

We do not operate in countries experiencing hyperinflation and assessed the impact of inflation as immaterial to our financial statements.

B.	Liquidity and Capital Resources

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

We had positive working capital of USD 11.2 million as at December 31, 2023. We calculate working capital as our current assets, less our current liabilities. Based on the Group’s cash projections for the next 12 months to May 31, 2025, the Group has sufficient liquidity to fund operations and financial commitments. Note 22 of our consolidated financial statement as at December 31, 2023 describes the sources of funding that the Group can turn to whenever needed.

As at December 31, 2023, we hold cash and cash equivalent and restricted cash in an amount of USD 15.3 million following the cash injection from our financial instruments. We expect to use this liquidity to fund our operations, develop our sales team, and form part of the consideration for future potential merger and acquisition transactions.

Consolidated cash flows

The following table shows information about our cash flows during the financial years ended December 31, 2023, 2022 and 2021 respectively.

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2023	2022	2021

Cash Flows from operating activities:
Net cash provided by (used in) operating activities	(14,206)	(17,144)	(21,791)
Net cash provided by (used in) investing activities	(3,021)	(484)	(2,525)
Net cash provided by (used in) financing activities	11,850	4,185	36,975

Effect of exchange rate changes on cash and cash equivalents	(126)	(102)	(63)

Cash and cash equivalents
Net increase (decrease) during the period	(5,503)	(13,545)	12,596
Balance, beginning of period	20,814	34,359	21,763
Balance, end of period	12,811	20,814	34,359

Reconciliation to balance sheet
Cash and cash equivalents	15,311	20,706	34,201
Restricted cash, current	-	108	110
Cash and cash equivalents from disc. operations	-	-	48
Balance, end of period	15,311	20,814	34,359

The following tables provide the details of the cash flows separated between continuing and discontinued activities following the divestiture of arago.

Continuing operations	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2023	2022	2021
Net cash provided by (used in) operating activities	(14,206)	(15,411)	(18,224)
Net cash provided by (used in) investing activities	(3,021)	(484)	(2,525)
Net cash provided by (used in) financing activities	11,850	2,390	33,822

Discontinued operations	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2023	2022	2021
Net cash provided by (used in) operating activities	-	(1,733)	(3,567)
Net cash provided by (used in) investing activities	-	-	-
Net cash provided by (used in) financing activities	-	1,795	3,153

We have not experienced any legal or economic restrictions on the ability of subsidiaries to transfer funds to the Company in the form of loans.

Level of borrowing

As at December 31, 2023, we held short-term notes payable in the amount of USD 4,164,338. The section below gives the detail of the financial instruments used by the company.

Financial instruments

The following financial instruments are those that were in use and disclosed in our balance sheet and notes as at December 31, 2023.

Credit Agreement with ExWorks Capital Fund I, L.P

On April 4, 2019, WISeCoin AG (“WISeCoin”), an affiliate of the Company, signed a credit agreement with ExWorks. Under this credit agreement, WISeCoin was granted a USD 4,000,000 term loan and may add up to USD 80,000 accrued interest to the loan principal, hence a maximum loan amount of USD 4,080,000. The loan bears an interest rate of 10% p.a. payable monthly in arrears. The maturity date of the arrangement is April 4, 2020, therefore all outstanding balances are classified as current liabilities in the balance sheet. ExWorks can elect to have part or all of the principal loan amount and interests paid either in cash or in WISeCoin Security Tokens (the “WCN Token”) as may be issued by WISeCoin from time to time. As at June 30, 2019, the conversion price is set at CHF 12.42 per WCN Token based on a non-legally binding term sheet.

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

As at December 31, 2023, the loan had not been repaid and the outstanding borrowings were USD 4,030,000, meaning that the loan is past due under the terms of the credit agreement with ExWorks. The Group has been in contact with ExWorks regarding a potential sale of its investment in Tarmin, a company in which ExWorks is also a significant shareholder (see Note 17). It is the view of the management of the Group that the sale of the investment in Tarmin and the repayment of the credit agreement are codependent and therefore the loan will be repaid at such time as the investment is sold. ExWorks continues to charge interest on the loan at the rate of 10% p.a.

After December 31, 2023, the Group was contacted by the receiver of ExWorks Capital Fund I, L.P in relation to the outstanding borrowings.

Loan Agreements with UBS SA

On March 26, 2020, two members of the Group entered into the Covid loans to borrow funds under the Swiss Government supported COVID-19 Credit Facility with UBS SA. Under the terms of the Agreement, UBS has lent such Group members a total of CHF 571,500. The loans are repayable in full by March 30, 2028, as amended, being the eighth anniversary of the date of deposit of the funds by UBS. Semi-annual repayments have started since March 31, 2022, and will be spread on a linear basis over the remaining term. Full repayment of the loans is permitted at any time. The interest rate is determined by Swiss COVID-19 Law and currently the Covid loans carry an interest rate of 0%. There were no fees or costs attributed to the Covid loans and as such there is no debt discount of debt premium associated with the loan facility.

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

During the year ended December 31, 2023, the loans accrued interest in a total amount of CHF 715 (USD 850) and WISeKey repaid CHF 232,400 out of the loans, bringing the total repayment to date to CHF 386,200 (USD 459,027 at closing rate). Therefore, as at December 31, 2023, the outstanding balance on the loans was CHF 185,300 (USD 220,243).

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

On March 3 ,2022, WISeKey and L1 entered into the Second Amendment to the Subscription Agreement (the “L1 Second Amendment”), pursuant to which, for the remaining facility of USD 5 million, WISeKey has the right to request L1 to subscribe for five “additional accelerated” note tranches (the “L1 Additional Accelerated Tranches”) of between USD 1 million and USD 5 million each or any other amount agreed between the parties, up until March 2, 2024, subject to certain conditions. The terms and conditions of the L1 Additional Accelerated Tranches issued under the L1 Second Amendment remain the same as the terms and conditions of the L1 Facility except for the conversion price of the L1 Additional Accelerated Tranches which is the New L1 Conversion Price.

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

Additionally, per the terms of the L1 Facility, upon each tranche subscription under the L1 Facility and the L1 First Amendment, WISeKey will grant L1 the option to acquire WIHN Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WIHN Class B Shares on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 250. The number of warrants granted at each tranche subscription is calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. In line with ASC 470-20-25-2, for each subscription, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of WIHN Class B Shares on the date of the subscription. The fair value of the debt is calculated using the discounted cash flow method.

During the year to December 31, 2021, WISeKey made a total of six subscriptions for a total of USD 17 million under the L1 Facility and the L1 First Amendment. Per the terms of the L1 Facility, WISeKey issued L1 with a total of 61,576 warrants on WIHN Class B Shares at an exercise price of CHF 250. The warrant agreements were all assessed as equity instruments and were fair valued at grant at an aggregate amount of USD 479,872 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant. For each subscription, the fair value of the debt was calculated using the discounted cash flow method then, applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host and the credit entry was booked in additional paid-in capital (“APIC”). The cumulated fair value of the debt for the six subscriptions was USD 17,819,019, with a cumulated debt discount in relation to warrants of USD 445,331.

In the year ended December 31, 2021, L1 converted a total of USD 8.2 million out of the L1 Initial Tranche and USD 5.3 million out of the L1 Accelerated Tranches, resulting in the delivery of a total of 237,176 WIHN Class B Shares. A debt discount charge of USD 185,528 was amortized to the income statement, a debt conversion expense of USD 325,424 was recorded in the income statement, and a total debit of USD 1,376,983 was booked to APIC on conversions as per ASC 470-02-40-4.

During the year to December 31, 2022, WISeKey made a total of six subscriptions for a total of USD 5 million under the L1 Facility and the L1 Second Amendment. Per the terms of the L1 Facility, WISeKey issued L1 with a total of 98,231 warrants on WIHN Class B Shares at an exercise price of CHF 250. The warrant agreements were all assessed as equity instruments and were fair valued at grant at an aggregate amount of USD 12,856 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant. For each subscription, the fair value of the debt was calculated using the discounted cash flow method then, applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host and the credit entry was booked in APIC. The cumulated fair value of the debt for the six subscriptions was USD 5,171,238, with a cumulated debt discount in relation to warrants of USD 11,831.

In the year ended December 31, 2022, L1 converted a total of USD 2,8 million out of the L1 Initial Tranche, and USD 4.3 million out of the L1 Accelerated Tranches and L1 Additional Accelerated Tranches, resulting in the delivery of a total of 584,512 WIHN Class B Shares. A debt discount charge of USD 87,795 was amortized to the income statement, a debt conversion expense of USD 366,116 was recorded in the income statement, and a total debit of USD 304,019 was booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2022, the L1 Facility had been fully drawn. Convertible notes in an aggregate amount of USD 1,400,000 remained unconverted and the unamortized debt discount balance was USD 133,471, hence a carrying value of USD 1,266,529.

During the year ended December 31, 2023, L1 converted a total of USD 1.2 million out of the L1 Additional Accelerated Tranches, resulting in the delivery of a total of 145,975 WIHN Class B Shares. A debt discount charge of USD 16,094 was amortized to the income statement, a debt conversion expense of USD 177,209 was recorded in the income statement, and a total debit of USD 69,560 was booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2023, convertible notes in an aggregate amount of USD 200,000 remained unconverted and the unamortized debt discount balance was USD 9,728, hence a carrying value of USD 190,272.

Credit Agreement with Anson Investments Master Fund LP

On June 29,2021, WISeKey entered into the Anson Facility, an Agreement for the Issuance and Subscription of Convertible Notes pursuant to which Anson commits to grant a loan to WISeKey for up to a maximum amount of USD 22 million divided into tranches of variable sizes, during a commitment period of 24 months ending June 28, 2023. The initial tranche was agreed in the Anson Facility agreement as USD 11 million to be funded on June 29, 2021 (the “Anson Initial Tranche”). For the remaining facility, WISeKey has the right to request Anson to subscribe for four additional note tranches of USD 2,750,000 each or any other amount agreed between the parties, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into convertible notes of USD 100,000 each that bear interest of 6% per annum. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares within a period of 24 months from issuance (the “Anson Conversion Period”). Conversion takes place upon request by Anson during the Anson Conversion Period, but in any case no later than at the expiry of the Anson Conversion Period. Each calendar month, Anson can request conversion of up to 12.5% of the principal amount of all issued tranches at a conversion price of 95% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date, and, should Anson wish to convert more than 12.5% of the principal amount of all issued tranches in a calendar month, the conversion price for the additional converted amounts is set at the higher of (i) the Fixed Conversion price applicable to relevant tranche, and (ii) 95% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date (the “Original Anson Conversion Price”).

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

Additionally, per the terms of the Anson Facility, upon each tranche subscription under the Anson Facility and the Anson First Amendment, WISeKey will grant Anson the option to acquire WIHN Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WIHN Class B Shares on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 250. The number of warrants granted at each tranche subscription is calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. In line with ASC 470-20-25-2, for each subscription, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of WIHN Class B Shares on the date of the subscription. The fair value of the debt is calculated using the discounted cash flow method.

During the year ended December 31, 2021, WISeKey made a total of three subscriptions for a total of USD 16.5 million under the Anson Facility and the Anson First Amendment. Per the terms of the Anson Facility, WISeKey issued Anson with a total of 56,437 warrants on WIHN Class B Shares at an exercise price of CHF 5. The warrant agreements were all assessed as equity instruments and were fair valued at grant at an aggregate amount of USD 480,046 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant. For each subscription, the fair value of the debt was calculated using the discounted cash flow method then, applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host and the credit entry was booked in APIC. The cumulated fair value of the debt for the three subscriptions was USD 17,000,080, with a cumulated debt discount in relation to warrants of USD 453,095.

During the year ended December 31, 2021, Anson converted a total of USD 9.8 million out of the Anson Initial Tranche, resulting in the delivery of a total of 164,565 WIHN Class B Shares. A debt discount charge of USD 248,449 was amortized to the income statement, and a total debit of USD 1,182,876 was booked to APIC on conversions as per ASC 470-02-40-4.

During the year ended December 31, 2022, WISeKey did not make any new subscriptions under the Anson Facility.

During the year ended December 31, 2022, Anson converted a total of USD 1.2 million out of the Anson Initial Tranche, and USD 5.5 million out of the Anson Accelerated Tranches, resulting in the delivery of a total of 287,033 WIHN Class B Shares. A debt discount charge of USD 79,707 was amortized to the income statement, a debt conversion expense of USD 460,956 was recorded in the income statement, and a total debit of USD 222,195 was booked to APIC on conversions as per ASC 470-02-40-4.

During the year ended December 31, 2023, WISeKey made four subscriptions under the Anson Facility and the Anson Second Amendment as follows:

- On February 3, 2023, an Anson Additional Accelerated Tranche for convertibles notes in the amount USD 500,000. The funds were received on February 7, 2023. On February 3, 2023, in line with the terms of the Anson Facility, WISeKey issued Anson with 10,672 warrants on WIHN Class B Shares at an exercise price of CHF 250.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD nil using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 11.025. The fair value of the debt was calculated using the discounted cash flow method as USD 481,711.

- On March 1, 2023, an Anson Additional Accelerated Tranche for convertibles notes in the amount USD 1,000,000. The funds were received on March 2, 2023. On March 1, 2023, in line with the terms of the Anson Facility, WISeKey issued Anson with 18,704 warrants on WIHN Class B Shares at an exercise price of CHF 250.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD nil using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 12.375. The fair value of the debt was calculated using the discounted cash flow method as USD 963,627.

- On April 27, 2023, an Anson Additional Accelerated Tranche for convertibles notes in the amount USD 1,000,000. The funds were received on April 28, 2023. On April 27, 2023, in line with the terms of the Anson Facility, WISeKey issued Anson with 19,689 warrants on WIHN Class B Shares at an exercise price of CHF 250.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD nil using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 11.275. The fair value of the debt was calculated using the discounted cash flow method as USD 962,885.

- On June 15, 2023, an Anson Additional Accelerated Tranche for convertibles notes in the amount USD 1,000,000. The funds were received on June 15, 2023. On June 15, 2023, in line with the terms of the Anson Facility, WISeKey issued Anson with 23,339 warrants on WIHN Class B Shares at an exercise price of CHF 250.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD nil using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 9.70. The fair value of the debt was calculated using the discounted cash flow method as USD 963,246.

During the year ended December 31, 2023, Anson converted a total of USD 3.5 million out of the Anson Additional Accelerated Tranches, resulting in the delivery of a total of 558,213 WIHN Class B Shares. A debt discount charge of USD 33,695 was amortized to the income statement, a debt conversion expense of USD 385,035 was recorded in the income statement, and a total credit of USD 68,730 was booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2023, all convertible notes had been converted, hence a USD nil carrying value. At the end of the official commitment period on June 28, 2023, the outstanding Anson Facility available was USD 2 million which management believes may be the subject of a later amendment.

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

An unamortized debt discount totaling USD 511,128 was calculated and booked to APIC in 2022.  WISeKey had not repaid any amount as at December 31, 2022, and no debt discount charge was recorded to the income statement in 2022. The amortization of the debt started in 2023.

As of December 31, 2023, WISeKey has not repaid any amount. The Group recorded a debt discount amortization expense of USD 164,924 in the year 2023. Therefore, as at December 31, 2023, the loan balance remains USD 2 million with an unamortized debt discount balance of USD 346,204, thus leaving a carrying value of USD 1,653,796.

Share Purchase Agreement with L1 Capital Global Opportunities Master Fund

On July 11, 2023, WISeKey’s subsidiary, SEALSQ Corp, entered into a Securities Purchase Agreement (the “L1 SPA”) with L1 pursuant to which L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes (the “L1 Notes”). The L1 Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The L1 Notes will be convertible into ordinary shares of SEALSQ Corp, partially or in full, at an initial conversion price equal to the lesser of (i) USD 30 per ordinary share and (ii) 92% of the lowest daily volume weighted average price of the ordinary shares during the ten trading days immediately preceding the notice of partial or full conversion of the L1 Note, with a floor price of USD 2.50.

Due to L1’s option to convert the loan in part or in full at any time before maturity, the L1 SPA was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that L1 will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the L1 SPA was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Additionally, per the terms of the L1 SPA, upon each tranche closing under the L1 SPA, SEALSQ will grant L1 the option to acquire ordinary shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the ordinary shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. In line with ASC 470-20-25-2, for each tranche closing, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of the ordinary shares on the tranche closing date. The fair value of the debt is calculated using the discounted cash flow method.

The first tranche of USD 5 million was funded on July 12, 2023, by L1. SEALSQ issued to L1 (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “First L1 Note”), convertible into SEALSQ’s ordinary shares, and (ii) 122,908 warrants on the ordinary shares of SEALSQ with a 5-year maturity (the “First Tranche Warrant”). SEALSQ also created a capital reserve of 8,000,000 ordinary shares from its duly authorized ordinary shares for issuance under the First L1 Note and the First Tranche Warrant. Debt issue costs made up of legal expenses totaling USD 114,832 and a commission of USD 250,000 to the placement agent were due upon issuance of the First L1 Note, and a fee of USD 200,000 representing 4% of the principal value of the First L1 Note was paid to L1 at closing.

The First Tranche Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 632,976 using the Black-Scholes model and the market price of the ordinary shares of SEALSQ on the date of grant of USD 11.42. The fair value of the debt was calculated using the discounted cash flow method as USD 4,987,363. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 563,112, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 323,744 and a debit to APIC of USD 41,088. Including the fee paid to L1, a total debt discount of USD 1,086,856 was recorded against the First L1 Note’s principal amount.

During the year ended December 31, 2023, L1 converted a total of USD 4 million of the First L1 Note, resulting in the delivery of a total of 3,940,630 ordinary shares of SEALSQ. A debt discount charge of USD 210,290 was amortized to the income statement and unamortized debt discounts totaling USD 705,572 were booked to APIC on conversions in line with ASC 470-02-40-4.

As at December 31, 2023, the outstanding L1 SPA available was USD 5 million, the unconverted balance on the First L1 Note was USD 1 million and the unamortized debt discount balance was USD 170,994, hence a carrying value of USD 829,006.

Share Purchase Agreement with Anson Investments Master Fund

On July 11, 2023, WISeKey’s subsidiary, SEALSQ Corp, entered into a Securities Purchase Agreement (the “Anson SPA”) with Anson, pursuant to which Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes (the “Anson Notes”). The Anson Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The Anson Notes will be convertible into ordinary shares of SEALSQ Corp, partially or in full, at an initial conversion price equal to the lesser of (i) USD 30 per ordinary share and (ii) 92% of the lowest daily volume weighted average price of the ordinary shares during the ten trading days immediately preceding the notice of partial or full conversion of the Note, with a floor price of USD 2.50.

Due to Anson’s option to convert the loan in part or in full at any time before maturity, the Anson SPA was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that Anson will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the Anson SPA was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Additionally, per the terms of the Anson SPA, upon each tranche closing under the Anson SPA, SEALSQ will grant Anson the option to acquire ordinary shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the ordinary shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. In line with ASC 470-20-25-2, for each tranche closing, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of the ordinary shares on the tranche closing date. The fair value of the debt is calculated using the discounted cash flow method.

The first tranche of USD 5 million was funded on July 12, 2023, by Anson. SEALSQ issued to Anson (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “First Anson Note”), convertible into SEALSQ’s ordinary shares, and (ii) 122,908 warrants on the ordinary shares of SEALSQ with a 5-year maturity (the “First Tranche Warrant”). SEALSQ also created a capital reserve of 8,000,000 ordinary shares from its duly authorized ordinary shares for issuance under the First Anson Note and the First Tranche Warrant. Debt issue costs made up of legal expenses totaling USD 64,832 and a commission of USD 250,000 to the placement agent were due upon issuance of the First Anson Note, and a fee of USD 200,000 representing 4% of the principal value of the First Anson Note was paid to Anson at closing.

The First Tranche Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 632,976 using the Black-Scholes model and the market price of the ordinary shares of SEALSQ on the date of grant of USD 11.42. The fair value of the debt was calculated using the discounted cash flow method as USD 4,987,363. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 563,112, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 279,375 and a debit to APIC of USD 35,457. Including the fee paid to Anson, a total debt discount of USD 1,042,487 was recorded against the First Anson Note’s principal amount.

During the year ended December 31, 2023, Anson converted a total of USD 4,175,000 of the First Anson Note, resulting in the delivery of a total of 3,996,493 ordinary shares of SEALSQ. A debt discount charge of USD 198,984 was amortized to the income statement and unamortized debt discounts totaling USD 708,062 were booked to APIC on conversions in line with ASC 470-02-40-4.

Additionally, on July 10, 2023, the Group issued 8,184 new ordinary shares of SEALSQ to Anson as a result of a share ledger correction, thus a total delivery for the year of 4,004,677 ordinary shares.

As at December 31, 2023, the outstanding Anson SPA available was USD 5 million, the unconverted balance on the First Anson Note was USD 825,000 and the unamortized debt discount balance was USD 135,441, hence a carrying value of USD 689,559.

Material cash requirements from known contractual and other obligations

The following table sets forth our known contractual and other cash payment obligations as at December 31, 2023 in USD'000s:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating and short-term lease obligations	2,269	641	1,176	452	-
Debt and convertible note obligations	6,398	4,100	2,298	-	-
Total contractual obligations	8,667	4,741	3,474	452	-

C.	Research and Development, Patents and Licenses, Etc.

WISeKey's research and development spending totaled USD 4.4 million in the year ended December 31, 2023, USD 3.9 million in the year ended December 31, 2022 and USD 5.6 million in the year ended December 31, 2021. As mentioned in Item 3.D. Risk Factors, we need to keep pace with changing technologies in order to maintain and grow our revenue.

For that purpose, in 2022, WISeKey kicked off an R&D program which consists of developing a new generation of Secure Chip using a more advanced technology node (55nm from UMC), a flash memory and embedding a new secure microcontroller core based on RISC-V architecture. The production ramp-up of this new chip is scheduled for H2 2025. This chip will inherit from all research that WISeKey R&D is conducting for offering protection against attacks executed with quantum computers. We believe our R&D will turn the threat of quantum computing into a competitive advantage.

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

We currently own 117 individual patents which preserve our technology. Our spending in research and development includes the development of future technologies that we plan to register legally in the future to develop our patent portfolio and ensure that competitors cannot replicate our technology easily.

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

WISeKey has completed in 2023 the development of the VaultIC408, a new version of its Vault-IC line of product, which is compliant with this standard. A first version is now available and in production for 2 customers of WISeKey. The second version with the FIPS 140-3 side channel compliance will be launched this year.

Another trend of the Secure Element industry is the compliance with a new standard (NIST SP800-90B) which measures the entropy of the Random Number Generator embedded in a secure chip. Our Vault-IC 405 chip has successfully passed this new standard certification, and is one of the very first secure element of the industry which has passed successfully this new standard. All our development will inherit from it.

The last trend of the Secure Element industry is the anticipation of the quantum computer threat. Beside the U.S. National Institute of Standards and Technology (NIST), part of the U.S. Department of Commerce, which have selected 4 algorithms in their final round of selecting encryption and digital signature post-quantum algorithms, the ANSSI (the French Agence Nationale de la sécurité des systems informatiques), has published in Jan 2022 a position paper where it documents its views on the post quantum cryptography transition : it recommends that in 2025 secure chips shall embed “hybridation” to provide post-quantum security assurance while avoiding any pre-quantum security regression.

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

The following table sets forth the name, date of birth and functions of our non-executive and executive directors, and our senior management as at the date of this annual report. Unless otherwise indicated, the current business address for our executive officers and directors is General-Guisan-Strasse 6, 6300 Zug, Switzerland. Our non-executive and executive directors are elected annually and individually as a matter of law by the shareholders at each Annual General Meeting of the shareholders for a term extending up until the following Annual General Meeting of the shareholders. The last Annual General Meeting of the shareholders was on June 22, 2023.

Name	Date of birth	Functions in WISeKey	Date first appointed
Non-Executive Directors
María Pía Aqueveque Jabbaz	September 13, 1977	Board Member	June 24, 2022
Cristina Dolan	February 16, 1961	Board Member, Member of the Nomination and Compensation Committee, Member of the Audit Committee	June 24, 2022
David Fergusson	August 15, 1960	Board Member, Chairman of the Nomination and Compensation Committee, Member of the Audit Committee	May 31, 2017
Jean-Philippe Ladisa	August 1, 1963	Board Member, Chairman of the Audit Committee	May 15,2020
Eric Pellaton	March 25, 1959	Board Member, Member of the Nomination and Compensation Committee	May 15,2020

Executive Directors
Carlos Moreira	September 1, 1958	Chairman of the Board of Directors, Member of the Strategy Committee, Founder and Chief Executive Officer	March 21, 2016 (1999*)
Peter Ward	January 5, 1952	Board Member, Member of the Strategy Committee, Chief Financial Officer	March 21, 2016 (2012*)

Senior Management
Pedro Fuentes Perez	November 12, 1969	Chief Security Officer	August 1, 2016
Carlos Moreno	March 9, 1964	Vice President of Strategic Partnerships	July 15, 2006*
John O’Hara	April 15, 1977	International Financial Controller	November 1, 2018
Nathalie Verjus	February 19, 1975	Company Secretary and Financial Planning & Reporting Manager	November 1, 2016
Bernard Vian	March 22, 1967	General Manager of WISeKey Semiconductors	September 21, 2016**

* Includes board membership and employment at the Company's predecessor holding company of the WISeKey Group, WISeKey SA.

** Joined the WISeKey Group on the acquisition of WISeKey Semiconductors SAS on September 21, 2016.

Biographies

Directors

Carlos Moreira, Founder, Chairman of the Board of Directors and CEO of WISeKey, Chairman of the Board of Directors and CEO of SEALSQ, UN Expert on CyberSecurity and Trust Models for the International Labor Organization (ILO), the United Nations (UN), United Nations Conference on Trade and Development (UNCTAD), the World Trade Organization (WTO) and International Trade Centre (ITC), the World Bank, the United Nations Development Program (UNDP) and the Economic and Social Commission for Asia and the Pacific (ESCAP) from 1983 to 1998. A recognized early-stage pioneer in the field of digital identity, Mr. Moreira was also Adjunct Professor of the Graduate School of Engineering Royal Melbourne Institute of Technology (RMIT) from 1995 to 1999 and Head of the Trade Efficiency Lab at the Graduate School of Engineering at RMIT. In 1999, Carlos Moreira founded the Geneva-based online data security firm WISeKey SA. Carlos Moreira is a member of the UN Global Compact, member of the World Economic Forum’s Global Agenda Council, founding member of the World Economic Forum for Global Growth Companies, World Economic Forum (“WEF”) New Champion 2007 to 2016, Vice Chair of the World Economic Forum Global Agenda Council on Illicit Trade 2012/15, member of the Selection Commit-tee for the WEF Growth Companies, founder and board member of Geneva Security Forum SA, member of the New York Forum, founding member of the "Comité de Pilotage Project E-Voting" of the Geneva Government, member of The Blockchain Research Institute, founder of the Blockchain Center of Excellence in 2019, member of Blockchain Advisory Board of the Government of Mexico, and founding member of TrustValley. Mr. Moreira was also a member of the WEF Global Agenda Council on the Future of IT Software & Services in 2014-2016. Mr. Moreira is also a member of the foundation board of the OISTE Foundation. An entrepreneur and investor in Deeptech, AI, Blockchain, IoT and Cybersecurity, Mr. Moreira was selected as one of the WEF’s Trailblazers, Shapers and Innovators. Carlos Moreira was selected by Bilanz among the 100 most important 2016 digital heads in Switzerland, nominated by Bilan.CH among the 300 most influential persons in Switzerland in 2011 and 2013, in the top 100 of Who's Who of the Net Economy, Man of the Year AGEFI 2007, and an award Holder CGI. Mr. Moreira is a Keynote speaker at the UN, WEF, CGI, ITU, Bloomberg, Munich Security Conference, World Policy Conference, Zermatt Summit, Microsoft, IMD, INSEAD, MIT Sloan, HEC, UBS, and CEO Summit. Mr. Moreira is also the co-author of the bestselling book and forthcoming CNBC TV series - “The transHuman Code”. An expert in M&A, Fundraising, IPOs, SIX and NASDAQ listings, he won the M&A Award 2017 Best EU acquisition, and the 2018 Blockchain Davos Award of Excellence by the Global Blockchain Business Council.

Peter Ward has served our Chief Financial Officer and a director since 2012. He is also a member of the Board of Directors for SEALSQ Corp. Mr. Ward began his tenure with our Company in 2008 as Finance Director. From 2005 to 2008, Mr. Ward served as a director and International Finance Director at Isotis International Inc., a manufacturer and distributor of bone and skin transplants. From 1996 to 2004, Mr. Ward served as a director and International Finance Director, then Director Administration and Taxes of Iomega International, a manufacturer and distributor of external computer drives and disks. From 1986 to 1996, Mr. Ward served as Finance Director for Germany, Austria & Switzerland Finance for GE Information Services (GEISCO), based in Cologne, Germany, then Commercial Finance Manager for GE Plastics BV, based in Bergen op Zoom, The Netherlands and Finance Director for Germany, Austria & Switzerland for GE Medical Services AG, based in Frankfurt am Main, Germany at General Electric. From 1973 to 1985, Mr. Ward served as Cost Analyst at Standard Telephones & Cables Ltd, a manufacturer and installer of submarine telephone cables, based in Southampton, United Kingdom, then Finance Accountant for Payot Cosmetics Ltd and Mavala Cosmetics Ltd, manufacturers of cosmetics and nail products respectively, based in Ashford, Kent, United Kingdom, then Financial Controller for Rimmel Cosmetics Germany and ITT Photoproducts, Germany, distributors of cosmetics and photographic equipment respectively, based in Frankfurt am Main, Germany, then Financial Analyst for the Automotive and Sanitary Products Division, based in ITTE HQ in Brussels, Belgium, then Manager Financial Controls for the Telecommunications Division based in ITTE HQ Brussels, Belgium, at ITTE. He holds a B.A. with honors in Business Administration from Wolverhampton University, in Wolverhampton, U.K. and is a qualified Chartered Management Accountant.

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

Cristina Dolan is a Cyber Security Executive. She is also a member of the Board of Directors for SEALSQ Corp. She is an award-winning engineer, entrepreneur and author that spent her entire career in variety of executive roles within the technology industry. Prior to joining RSA in 2021 where she heads up Global Alliances, she advised several cyber security companies including Crayonic and Cytegic (acquired by Mastercard). Recently she co-authored a book, “Transparency in ESG and the Sustainable Economy, Capturing Opportunities through Data” and several articles including the World Economic Forum article ‘Cybersecurity should be treated as an ESG Issue’ and the Forbes article ‘Cybersecurity Is A Global Threat To Democracy, Yet Not Well Understood.’ Honors include being named on lists of most influential and impactful women in technology, and numerous awards for service and entrepreneurialism. The student coding competition, Dream it. Code it. Win it, which she founded and led from 2014 to 2016, as the Board Chair of the MIT Enterprise Forum of New York, won numerous awards including the MIT Harold E. Lobdell Distinguished Service Award, Trader Magazine Charitable Works Award and four Stevie awards for best organization and leadership. The competition sponsor, Fiverr, celebrated her as a ‘Do-er’ in their global campaigns. As an advocate of computer science education, her TED talk ‘Just Solve It’, addresses the value of being an engineer and solutionist to create opportunities and has over 933K views. As a block-chain pioneer since 2014, she founded several companies including Additum, a value-based healthcare company based in Spain, and iXledger which specialized in cyber insurance. The MIT Center for International Studies Starr Forum: Bitcoin and the Global Economy talk she gave in April of 2016, was one of the program’s most popular talks. From 2009 to 2016, Cristina held several roles at Tradingscreen, an award winning institutional multi-asset financial trading platform, including product management for content, data, chat and communications products and global head of corporate marketing. In 2000, Cristina was recruited by venture backed Wordstream, as CEO, of the MIT-Harvard spinout focused on multilingual translations utilizing computational linguistics and machine learning, where she commercialized the software. OneMain, a company she co-founded in 1998, was ac-quired by Earthlink in 2000 after a highly successful IPO that surpassed Amazon’s and eBay’s Respective IPOs. As OneMain's Geographic Communities Division President and Chief Strategic alliances officer, she launched and built the cornerstone Geo-graphic Communities, which were profitable when launched. Cristina held executive roles at IBM and Oracle leading consultative selling at strategic accounts within the communications and financial verticals. At Hearst and Disney, she led technology and software development for the launch of the first consumer websites, which were built on time and within budget. As an MIT alum-na, she served as President of the MIT Club of New York, Chair of the MIT Enterprise Forum, MIT Enterprise Forum Global Board, MIT Selection Committee, MIT Media Lab 30thAnniversary Committee and was invited as a keynote to the MIT Women’s Un-Conference March 2018. In addition, she served on the alumnae board at Convent of the Sacred Heard and received the Global Leadership Alumna Award. She earned a Master of Media Arts and Science from the MIT Media Lab, and also holds a Master of Computer Science Engineering and Bachelor of Electrical Engineering. Cristina is bilingual, fluent in her native language, English, and Spanish.

David Fergusson has served as a member of our Board since 2017. He is also a member of the Board of Directors for SEALSQ Corp. Since 2018, Mr. Fergusson has served as Executive Managing Director - M&A, for Generational Equity, the largest volume middle-market M&A investment banking advisory firm in North America. Based in New York, he also heads the company’s Technology Practice Group and Cross Border Practice Group. Prior to joining Generational Equity, from 2010 until 2018, Mr. Fergusson was the CEO and President of The M&A Advisor where he led global think tank services: market intelligence publishing, media, event and consulting, for the firm’s constituency of over 350,000 finance industry professionals, from their offices in New York and London. As a partner in Paradigm Capital Management, Mr. Fergusson conducted over 25 acquisitions as an investor. In 2013, Mr. Fergusson founded the global Corporate Finance Emerging Leaders program, which engages future global business stalwarts to affect significant change through social innovation. A pioneer in cross border mergers and acquisitions between the United States and China, he was recognized with the 2017 M&A Leadership Award and the 2019 Lifetime Achievement Award from the China Mergers & Acquisitions Association and is Co-Chairman of the Global M&A Council of 18 member countries. Mr. Fergusson is a respected speaker on the subjects of financial services and corporate transformation and social innovation at prominent educational institutions including Cambridge, Columbia, Harvard, MIT and Cornell; a participant in leadership assemblies including the Vatican, World Economic Forum at Davos, World Bank and the International Monetary Fund; and a frequent contributor to major media organizations. He is also the editor of 5 annual editions of the mergers and acquisitions handbook - “The Best Practices of The Best Dealmakers” series with a readership of more than 500,000 in over 60 countries. Mr. Fergusson is also the co-author of the bestselling book “The transHuman Code”. Recipient of the 2015 Albert Schweitzer Leadership Award for his work in global youth leadership development, Mr. Fergusson is a Trustee and former President of Hugh O’Brien Youth Leadership (HOBY), the world’s largest social leadership foundation for high school students. Mr. Fergusson is also a founding member of the City of London's Guild of Entrepreneurs, a member of British American Business, and of the Association for Corporate Growth (ACG). Mr. Fergusson is a graduate of Kings College School and the University of Guelph where he earned a Bachelor of Arts in Political Studies.

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

Eric Pellaton has served as a member of the Board since May 2020. He is also a member of the Board of Directors for SEALSQ Corp. Mr. Pellaton is an investor in several startup companies involved in different fields: in Real Estate Holdings, Sofia Rental (Bulgaria), a company that buys, sells and manages apartments and a luxury hotel, where has been a partner and investor since 2000; in ZeroBoundary Inc (USA), from 2001 until 2018, a company involved in project management and leadership development products and services, in face-to-face and e-learning delivery formats which he co-founded; in Pelican Packaging (USA), a company involved in die packaging for the semiconductor industry, where he acted as partner and investor from 2002 until 2007; in ACN (Switzerland), a company that develops electronic chips that can transfer inter-net/video/audio information through the power line, and in Seyonics (Switzerland), a company specialized in Nano liter dispensing system (syringe), where, in both cases, he has been acting as investor and advisor since 2003; in Visage Pro USA, a company involved in skin care products with organic cream ranging from anti-aging to burn issues, where he was a partner and investor between 2005 and 2018;and in Solar Rain (USA), a company involved in salt water and dirty water purification systems for drinking water, where he has been a partner and investor since 2008. Prior to that, Mr. Pellaton held different positions from sales, service, management, CEO and Chairman in the field of automation and robotics at Ismeca Group from 1981 to 2000. Ismeca was producing equipment for the Electronic, Medical, Watches and Car Industries all over the world. Mr. Pellaton also owns a patent in RFID technology. Mr. Pellaton graduated as an Electronic/Electro technique Engineer from Ecole Technique Supérieure du Locle, Switzerland.

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

John O’Hara serves as our International Financial Controller. He is also the CFO, and a member of the Board of Directors, of SEALSQ Corp. A qualified chartered accountant, Mr. O’Hara has many years of experience in Controllership, Financial Planning and Analysis and Finance Transformation. Prior to joining WISeKey in 2018, Mr. O’Hara worked for Jesuit Worldwide Learning, where he served as the Global Financial Controller. Prior to joining Jesuit Worldwide Learning, Mr. O’Hara spent three years with Deloitte LLP as the Finance Director for their Tax service line. Prior to joining Deloitte, Mr. O’Hara served as the Financial Controller for Marsh and McLennan Companies for seven years. Prior to joining Marsh and McLennan Companies, Mr. O’Hara served as the Group Accountant for Chelsea FC plc for three years. Prior to joining Chelsea FC plc, Mr. O’Hara worked for Grant Thornton LLP in the audit department for six years. In addition to his chartered accountant qualification (FCA) with the Institute of Chartered Accountants in England and Wales (ICAEW), UK, Mr. O’Hara holds a BA (Hons) in Economics from Durham University, UK.

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

In the year ended December 31, 2023, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities was CHF 4,107,000 (USD 4,571,070 at annual average rate). However, we note that the compensation of the Board of Directors did not include option agreements sent to our directors but not fully executed by them as detailed below. In the year ended December 31, 2023, the compensation of Carlos Moreira, as the company's highest paid executive, was CHF 2,348,000 (USD 2,613,312 at annual average rate).

The tables below show the amount of compensation paid and benefits in kind granted to our non-executive and executive directors for the year ended December 31, 2023, as disclosed in our 2023 annual report. Options granted to our non-executive and executive directors in the year ended December 31, 2023 and not yet exercised as at December 31, 2023 are listed in Item 6.E. Share Ownership.

Compensation of the Board of Directors of WISeKey International Holding AG for the 12 months ending December 31, 2023		Board Fee[2] settled in
CHF'000 [1]	Function	Cash	Equity	Additional Fees[3]	Other Stock Based Compensation[4]	Total Compensation
María Pía Aqueveque Jabbaz	Board Member	55	50	-	-	105
Cristina Dolan	Board Member, NCC[5] Member, Audit Committee Member	54	14	-	-	68
David Fergusson	Board Member, NCC Chairman, Audit Committee Member	54	-	-	-	54
Jean-Philippe Ladisa	Board Member, Audit Committee Chairman	55	51	-	-	106
Eric Pellaton	Board Member, NCC Member	55	13	-	-	68
Total Board Members		273	128	-	-	401

1	Board members are remunerated in Swiss Francs (CHF).
2

Board fees can be paid in a mix of cash and options.

The cash fee voted by the Board as remuneration to Board Members is disclosed in application of the accrual-based principle if not paid as at the end of the reporting period. In 2023, Board members received their full cash compensation up until December 31, 2023.

Compensation in options on WIHN Class B Shares is disclosed in the period it was granted, regardless of whether it relates to Board fees from prior financial periods. The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, using the market price of WIHN Class B Shares at the relevant date.

Options are deemed granted in line with US GAAP standards when both parties, WISeKey and the Director, have acknowledged the grant. Per company practice, this is materialized by the signature of the option grant agreement. In 2023, some option grant agreements relating to fiscal years 2022 and 2023 were not signed by Directors. As such they are not deemed granted and are not accounted for in the financial statements of fiscal year 2023 and are not included in the above table.

The recognition of the compensation in options on a grant-basis as opposed to an accrual-based principle may generate differences between the amount of Board fees earned in a fiscal period and the amount of Board fees actually paid in respect of that period, at a later stage.

The amount of Board fees includes employer social charges paid by the Company.

3	Additional fees relate to services other than Board duties rendered to the Company.
4	Other stock based compensation refers to stock based compensation for services other than Board services.
The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, using the market price of WIHN Class B Shares at the relevant date.
Options are deemed granted in line with US GAAP standards when both parties, WISeKey and the Director, have acknowledged the grant. Per Company practice, this is materialized by the signature of the option grant agreement.
5	Nomination & Compensation Committee.

Compensation of the Executive Management of WISeKey International Holding AG for the 12 months ending December 31, 2023
CHF'000 [1]	Function	Base Salary[2]	Annual Incentive	Additional Fees[3]	Stock Based Compensation[4]	Other Compensation[5]	Total Compensation
Highest Paid Executive
Carlos Moreira	Chairman of the Board, Chief Executive Officer	950	1,086	-	-	312	2,348
Peter Ward	Board Member, Chief Financial Officer	700	525	-	-	98	1,323
Total Executive Management		1,650	1,611	-	-	410	3,671

1	The executive management members are remunerated in Swiss Francs (CHF).
2	Base salary includes employee social security costs.
3	Additional Fees include fees paid for special services rendered to the Company.
4

The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted are valued using the Black-Scholes method at the grant date, using the market price of WIHN Class B Shares at the relevant date.

In 2023, no equity stock options were granted in relation to the Executive Management compensation approved and voted for the fiscal year. The grant of the equity stock options due in relation to fiscal year 2023 is expected to occur in 2024.

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

Share-based Compensation

We maintain an Employee Stock Option Plan ("ESOP") which was transferred from WISeKey SA for the benefit of our directors, employees and consultants. Options issued under the ESOP to our directors for compensation entitle the participant to WISeKey Class B Shares or WISeKey Class A Shares at the ratio of 1:1, at an exercise price equal to the nominal value of WISeKey Class B Shares and WISeKey Class A Shares of, respectively, CHF 2.50 and CHF 0.25, with immediate vesting and expiring on the seventh anniversary of the grant date. Each grant is subject to the approval of the board of directors who may, in line with the terms and conditions of the ESOP, amend the terms of the grant.

C.	Board Practices

Our articles of association provide that our board of directors consists of a minimum of three and a maximum of 12 directors. Our board of directors currently consists of seven members. Each director is elected for a one-year term. The current members of our board of directors were elected at an annual shareholders' meeting held on June 22, 2023 to serve until our next annual general shareholders meeting and until their successors are elected at such next annual general meeting. Please also refer to Item 6.A. Directors and Senior Management above for further details regarding the periods of service of each of our current directors and senior managers.

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

Board Diversity Matrix as of May 15, 2024
Country of Principal Executive Offices	Switzerland
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

Board Diversity Matrix as of May 15, 2024
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

As at December 31, 2023, we had 102 employees, of which 24 were located in Switzerland and 57 were located in France. The following table shows the breakdown of our workforce of employees and contractors by category of activity as at the dates indicated:

Headcount breakdown in continuing operations	As at December 31,
Area of Activity	2023	2022	2021
Cost of sales	6	6	5
Research and development	41	21	15
Selling and marketing	26	25	25
General and administrative	29	29	24
Total in continuing operations	102	81	69

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

See Item 7.A. Major Shareholders for a list of beneficial ownership of our shares as at December 31, 2023.

The table below shows the beneficial share ownership of the persons listed in above subsection 6.A, including any shareholding by their related parties.

	As at December 31, 2023
Name	Number of Class A Shares held	Percentage of Class A Shares(1)	Number of Class B Shares held	Percentage of Class B Shares(1)	Number of options on Class A Shares held(2)	Number of options on Class B Shares held(2)
Non-Executive Directors
María Pía Aqueveque Jabbaz	-	-	-	-	-	5,922
Cristina Dolan	-	-	-	-	-	5,922
David Fergusson	-	-	*	*	-	1,880(3)
Jean-Philippe Ladisa	-	-	*	*	-	5,370(4)
Eric Pellaton	-	-	*	*	-	7,528

Executive Directors
Carlos Moreira	1,593,461	99.5	67,434(5)	2.3	218,180	48,665(6)
Peter Ward	*	*	*	*	174,540	63,382

Senior Management
Pedro Fuentes Perez	-	-	*	*	-	-
Carlos Moreno	-	-	-	-	-	3,040
John O’Hara	-	-	*	*	-	-
Nathalie Verjus	-	-	*	*	-	-
Bernard Vian	-	-	-	-	-	-

*	Shareholding less than one percent of the class of shares and that has not been disclosed to shareholders or otherwise made public.

(1)	Based on the total number of fully paid-in outstanding shares, in line with our share capital registered with the commercial register of the Canton of Zug as at December 31, 2023.

(2)	Each option giving right to one share upon exercise.

(3)	Excluding 7,015 options on Class B Shares pending agreement and therefore not considered as granted under US GAAP as at December 31, 2023.

(4)	Excluding 1,645 options on Class B Shares pending agreement and therefore not considered as granted under US GAAP as at December 31, 2023.

(5)	Includes 24,000 ADSs held by Mr. Moreira and 880 shares held by an immediate family member.

(6)	Includes 440 options held by an immediate family member.

The terms of the options held by directors and senior management are described in the following table:

Name	Number of options on Class A Shares held(1)	Number of options on Class B Shares held(1)	Exercise price of option	Date of grant per U.S. GAAP	Expiration date of options
Non-Executive Directors
María Pía Aqueveque Jabbaz	-	4,277	CHF 2.50	December 14, 2022	December 13, 2029
María Pía Aqueveque Jabbaz	-	1,645	CHF 2.50	May 31, 2023	May 30, 2030
Cristina Dolan	-	4,277	CHF 2.50	December 14, 2022	December 13, 2029
Cristina Dolan	-	1,645	CHF 2.50	May 31, 2023	May 30, 2030
David Fergusson	-	221	CHF 2.50	April 11, 2019	February 11, 2026
David Fergusson	-	364	CHF 2.50	December 25, 2019	December 23, 2026
David Fergusson	-	107	CHF 2.50	June 10, 2020	April 23, 2027
David Fergusson	-	132	CHF 2.50	September 4, 2020	August 23, 2027
David Fergusson	-	191	CHF 2.50	December 24, 2020	November 16, 2027
David Fergusson	-	255	CHF 2.50	December 24, 2020	December 23, 2027
David Fergusson	-	119	CHF 2.50	March 17, 2022	May 4, 2028
David Fergusson	-	125	CHF 2.50	March 17, 2022	August 9, 2028
David Fergusson	-	161	CHF 2.50	March 17, 2022	October 18, 2028
David Fergusson	-	205	CHF 2.50	March 17, 2022	December 12, 2028
Jean-Philippe Ladissa	-	5,370	CHF 2.50	January 26, 2023	December 13, 2029
Eric Pellaton	-	33	CHF 2.50	August 27, 2020	August 23, 2027
Eric Pellaton	-	110	CHF 2.50	December 8, 2020	November 16, 2027
Eric Pellaton	-	165	CHF 2.50	January 6, 2021	December 23, 2027
Eric Pellaton	-	91	CHF 2.50	May 10, 2021	May 4, 2028
Eric Pellaton	-	95	CHF 2.50	December 31, 2021	August 9, 2028
Eric Pellaton	-	123	CHF 2.50	December 31, 2021	October 18, 2028
Eric Pellaton	-	5,110	CHF 2.50	December 18, 2022	December 13, 2029
Eric Pellaton	-	156	CHF 2.50	December 19, 2022	December 12, 2028
Eric Pellaton	-	1,645	CHF 2.50	June 6, 2023	May 30, 2030

Executive Directors
Carlos Moreira	-	440(2)	CHF 2.50	September 27, 2019	September 26, 2026
Carlos Moreira	-	11,515	CHF 2.50	November 25, 2021	November 24, 2028
Carlos Moreira	218,180	-	CHF 0.25	November 25, 2021	November 24, 2028
Carlos Moreira		36,710	CHF 2.50	December 14, 2022	December 13, 2029
Peter Ward	-	11,468	CHF 2.50	September 27, 2019	September 26, 2026
Peter Ward	-	22,546	CHF 2.50	November 25, 2021	November 24, 2028
Peter Ward	174,540	-	CHF 0.25	November 25, 2021	November 24, 2028
Peter Ward		29,368	CHF 2.50	December 14, 2022	December 13, 2029

Senior Management
Carlos Moreno	-	3,040	CHF 2.50	March 18, 2020	September 26, 2026

(1)       Each option giving right to one Class B Share upon exercise.

(2)       Includes 440 options on Class B Shares held by immediate family members.

Each Class A Share and each Class B Share give their respective owner one voting right.

Summary of Stock Plans

Employee Share Option Plan

We have the WISeKey Employee Share Option Plan in place, last amended on November 24, 2021 (the "WISeKey Share Ownership Plan"). The WISeKey Share Ownership Plan was originally adopted by WISeKey SA on January 1, 2012, as a continuation of the existing Stock Option Plans approved on December 31, 2007 and December 31, 2011, respectively, and, upon the listing of the Class B Shares on the SIX, amended to reflect the fact that WISeKey International Holding AG is the ultimate parent of the Group.

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

Authorized Shares

As at December 31, 2023, the maximum number of our Class B Shares that may be issued to employees and board members out of our conditional capital under our WISeKey Share Ownership Plan is 200,000 Class B Shares and 400,000 Class A Shares, based on the share capital of the Company registered with the commercial register of the Canton of Zug as at December 31, 2023.

Under the current plan, as at December 31, 2023, we had a total number of 148,039 options on Class B Shares outstanding, vested and non-vested, each of which entitles the respective Participant to receive an equal number of Class B Shares. Of these options, 300 have been granted to our advisors and 147,739 to our employees, contractors or board members. Under the current plan, as at December 31, 2023, we also had a total number of 392,720 options on Class A Shares outstanding, all vested and granted to employees and Board members, each of which entitles the respective Participant to receive an equal number of Class A Shares. As of December 31, 2023, nil options on Class B Shares and nil option on Class A Shares had been exercised out of our conditional capital under our WISeKey Share Ownership Plan but not yet registered with the commercial register of the Canton of Zug as at December 31, 2023.

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

The following table sets forth information with respect to the beneficial ownership of our Class A and Class B Shares as at December 31, 2023 for each beneficial owner of 3% or more of our Class A and Class B Shares in line with the Swiss Financial Market Infrastructure Act ("FMIA") and the rules and regulations promulgated thereunder.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares issuable upon the exercise of options, warrants or other rights that are immediately exercisable or exercisable within 60 days of May 8, 2024. Percentage ownership calculations for each beneficial owner are based on 1,600,880 fully-paid and outstanding Class A Shares and 2,954,097 fully-paid and outstanding Class B Shares, as issued as at May 8, 2024, increased by the shares issuable to such beneficial owner within 60 days of May 8, 2024.

Name of beneficial owner	Total Class A Shares	Total Class B Shares	Total % of Outstanding Class A Shares(1)	Total % of Outstanding Class B Shares(1)	% Voting Power(2)
Carlos Moreira	1,811,641[3]	116,099[3]	99.6	3.5	37.7

(1)        Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares as issued as at May 8, 2024, increased, for each beneficial owner, by the shares issuable to such beneficial owner within 60 days of May 8, 2024.

(2)       Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares as issued as at May 8, 2024, increased, for each beneficial owner, by the shares issuable to such beneficial owner within 60 days of May 8, 2024, less 73,370 Class B shares held as treasury shares as at May 8, 2024.

(3)       The Total Class A Shares includes 218,180 options on Class A Shares held directly by Carlos Moreira. The Total Class B Shares includes 48,225 options on Class B Shares held directly by Carlos Moreira, and 880 shares and 440 options held by Mr. Moreira’s immediate family members. The options are immediately exercisable, subject to the holder not being in a restricted period. Each option on Class A Shares gives the holder the right to acquire one Class A share. Each option on Class B Shares gives the holder the right to acquire one Class B share. If Mr. Moreira were to convert all of his Class A Shares into Class B Shares assuming a conversion ratio of 10:1, he would beneficially own 297,263 Class B Shares, which would be 8.4% of the total percentage of outstanding Class B Shares increased by the 181,164 Class B Shares that would result from the conversion of Mr. Moreira’s Class A Shares and the 48,225 and 440 Class B Shares that would result from the conversion of the options held by, respectively, Mr. Moreira and an immediate family member, and 8.2% of the voting power based on the total number of fully paid-in outstanding Class A Shares and Class B Shares as issued as at May 8, 2024, increased by the 297,263 Class B Shares that would result from the conversion of Mr. Moreira’s Class A Shares and the 48,225 and 440 Class B Shares that would result from the conversion of the options held by, respectively, Mr. Moreira and an immediate family member, less 73,370 Class B shares held as treasury shares as at May 8, 2024.

Regarding significant changes in the percentage ownership held by any major shareholders during the past three years, on incorporation in November 2015, our Chairman and CEO, Carlos Moreira contributed the full capital amount and was therefore the sole owner of the 10,000,000 Class A shares created in our company. On March 02, 2016, Mr. Moreira contributed his shares in WiseTrust SA to us in consideration for our issuance to him of 30,021,988 Class A Shares, which brought his total shareholding in our company to 40,021,988 Class A Shares (see below Item 7.B. Related Party Transactions). As a result, prior to the reverse acquisition on March 22, 2016 whereby WISeKey International Holding AG acquired the operations of WISeKey SA, Carlos Moreira held 100% of the share capital and voting rights of the 'empty shell' company WISeKey International Holding Ltd consisting of 40,021,988 Class A Shares. With the reverse acquisition, Carlos Moreira converted his shareholding in WISeKey SA into WISeKey International Holding Ltd Class B Shares at the same terms and conditions of exchange offered to all WISeKey SA shareholders, which increased his shareholding in our company by 160,700 Class B Shares representing 1.2% of outstanding Class B Shares and bringing his voting rights to 74.3% as at March 22, 2016. Then upon the listing of our company on March 31, 2016, Carlos Moreira entered into a lock-up agreement with several shareholders of Class B Shares whereby Mr. Moreira exchanged 11,421,320 of his Class A Shares for 2,284,264 Class B Shares corresponding to a ratio of 5:1. This brought Mr. Moreira's holding respectively to 71.5% of outstanding Class A Shares and 16.6% of outstanding Class B Shares, and his voting right to 56.8%, after the listing, as at March 31, 2016. Simultaneously, each of the holders of Class A Shares entered into an agreement with the Company, according to which such shareholder had given an undertaking not to sell or otherwise dispose of the Class A Shares. During the year 2017, Mr. Moreira carried out another exchange of 1,956,602 Class B Shares for 9,783,015 Class A Shares, bringing his ownership to 95.9% of outstanding Class A Shares and 2.0% of outstanding Class B Shares, and his voting right to 60.2% as at December 31, 2017. In 2018, a combination of exchange of Class B Shares for Class A Shares and sale of Class B shares to the company as debt repayment changed Mr. Moreira's shareholding to 38,508,733 Class A Shares and 259,995 Class B Shares, respectively 96.2% of outstanding Class A Shares and 0.9% of outstanding Class B Shares. In 2019, Mr. Moreira was granted 693,184 options on Class B Shares under the company’s ESOP. In 2020, Mr. Moreira exercised the 693,184 ESOP options on Class B Shares he was granted in 2019. In 2021, Mr. Moreira carried out two exchanges of a total of 265,556 Class B Shares for 1,327,780 Class A Shares, and was granted 5,454,500 options on Class A Shares and 575,765 options on Class B Shares under the company’s ESOP. In 2022, Mr. Moreira purchased 600,000 Class B Shares (including 10,000 ADSs equivalent to 100,000 Class B Shares) and was granted 1,835,506 options on Class B Shares under the company’s ESOP, bringing his ownership (excluding unexercised options) to 99.5% of outstanding Class A Shares and 1.3% of outstanding Class B Shares, and his voting right to 29.4% as at December 31, 2022. On June 22, 2023, WISeKey’s shareholders approved the Board of Directors’ proposals to effect a 50 : 1 reverse stock split with respect to Class B Shares and a 25 : 1 reverse stock split with respect to the Class A Shares (the “Reverse Stock Split”). Additionally, in 2022, Mr. Moreira purchased 50,000 Class B Shares (including 20,000 ADSs equivalent to 10,000 Class B Shares), bringing his ownership (excluding unexercised options) to 99.5% of outstanding Class A Shares and 2.0% of outstanding Class B Shares, and his voting right to 33.9% as at December 31, 2023.

In 2019, Peter Ward, a member of our Board and our CFO, was granted 573,400 options on Class B Shares under the company’s ESOP. In 2021, Mr. Ward was granted 4,363,500 options on Class A Shares and 1,127,300 options on Class B Shares under the company’s ESOP. In 2022, Mr. Ward was granted 1,468,405 options on Class B Shares under the company’s ESOP bringing his ownership (excluding unexercised options) to 0.5% of outstanding Class A Shares and his voting right to 0.1% as at December 31, 2022. After the Reverse Stock Split, Mr. Ward held 0.5% of outstanding Class A Shares and his voting right reached 0.1% as at December 31, 2023.

Our major shareholders do not have different voting rights than other shareholders of the same class of shares.

As at December 31, 2023, based on the list of registered shareholders, there were 5 record holders of our Class B shares showing as residing in the U.S., holding 668,047 of our Class B Shares, representing approximately 20.3% of our outstanding Class B Shares as at December 31, 2023. This includes 648,308 Class B Shares held under the name of The Bank of New York Mellon, the U.S. depositary bank for our ADSs, for which we have no information on the country of residency of the beneficial owners of such ADSs.

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

In March 2016, WISeKey International Holding AG acquired the entire equity interest of WISe Trust SA against the issuance of 40,021,988 new shares, which, under the Articles, are now Class A Shares. As a result, the Company acquired:

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

WISeTrust SA was originally the founders company incorporated before WISeKey SA and majority shareholders of WISeKey SA. When the founders incorporated WISeKey, they transferred the international distribution rights pertaining to the technology to WISeKey SA with the exclusion of the US territory. Now WISeKey International Holding AG owns 100% of all distribution rights.

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

Group subsidiaries

The table below includes a brief description of our group subsidiaries:

Group Company Name	Country of incorporation	Year of incorporation	Share Capital	% ownership as at December 31, 2023	% ownership as at December 31, 2022	Nature of business
WISeKey SA	Switzerland	1999	CHF 933,436	95.75%	95.75%	Main operating company. Sales and R&D services
WISeKey Semiconductors SAS	France	2010	EUR 1,473,162	58.83%	100%	Chip manufacturing, sales & distribution
WiseTrust SA	Switzerland	1999	CHF 680,000	100%	100%	Non-operating investment company
WISeKey ELA SL	Spain	2006	EUR 4,000,000	95.75%	95.75%	Sales & support
WISeKey SAARC Ltd	U.K.	2016	GBP 100,000	51%	51%	Non trading
WISeKey USA Inc[1]	U.S.A	2006	USD 6,500	97.88%*	97.88%*	Sales & support
WISeKey India Private Ltd[2]	India	2016	INR 1,000,000	45.9%	45.9%	Sales & support
WISeKey IoT Japan KK	Japan	2017	JPY 1,000,000	58.83%	100%	Sales & distribution
WISeKey IoT Taiwan	Taiwan	2017	TWD 100,000	58.83%	100%	Sales & distribution
WISeCoin AG	Switzerland	2018	CHF 100,000	90%	90%	Sales & distribution
WISeKey Equities AG	Switzerland	2018	CHF 100,000	100%	100%	Financing, Sales & distribution
WISeKey Semiconductors GmbH	Germany	2019	EUR 25,000	100%	100%	Sales & distribution
WISeKey Arabia - Information Technology Ltd	Saudi Arabia	2019	SAR 200,000	51%	51%	Sales & distribution
WISe.ART AG	Switzerland	2020	CHF 100,000	100%	100%	Sales & distribution
WISeKey Vietnam Ltd	Vietnam	2021	VND 689,400,000	95.75%	95.75%	R&D
SEALSQ Corp[3]	British Virgin Islands	2022	USD 229,453	58.83%	100%	Sales & support
WISeKey (Gibraltar) Limited	Gibraltar	2022	GBP 100	100%	100%	Sales & support
WISeSat.Space AG	Switzerland	2023	CHF 100,000	100%	n/a	Sales & distribution
Trust Protocol Association	Switzerland	2019	CHF -	100%	100%	Association cofounded by WISeKey Equities AG involved in Internet security

[1] 50% owned by WISeKey SA and 50% owned by WiseTrust SA
[2] 88% owned by WISeKey SAARC which is controlled by WISeKey International Holding AG
[3] Formerly SEAL (BVI) Corp.

Spin-Off Of SEALSQ Corp and Related Transactions

On April 27, 2023, our shareholders approved the partial spin-off of the Group’s IoT Semiconductors Vertical into a publicly traded company, SEALSQ Corp (“SEALSQ”), which was completed through the distribution of 20% of the ordinary share capital of SEALSQ Corp to the shareholders of WISeKey on May 23, 2023.

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

On April 1, 2021, WISeKey Semiconductors SAS entered into a Debt Remission Agreement with WISeKey pursuant to which an outstanding amount of EUR 5 million (USD 5,871,714) owed to WISeKey International Holding AG was remitted without any compensation from WISeKey Semiconductors SAS. Per the terms of the Debt Remission, WISeKey International Holding AG will have the right to reinstate the debt and ask for repayment in fiscal years when WISeKey Semiconductors SAS achieves a positive income before income tax expense, in an amount calculated based on the income before income tax expense. As such, because of the repayment clause, the loan amounts covered by the Debt Remission continue to be shown as noncurrent liabilities payable to WISeKey International Holding AG.

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

WISeKey Semiconductors SAS undertook a debt transfer with WISeKey International Holding AG dated December 31, 2022. Under the terms of this agreement, an amount owed by WISeKey Semiconductors SAS was converted into a loan due from WISeKey Semiconductors SAS to WISeKey International Holding AG. The loan accrues interest at a rate of 2.5% per annum, and may be prepaid at any time. The loan falls due on December 31, 2024.

Following the Capital Increase Agreement, there were no balances outstanding under the Revolving Credit Agreement, and outstanding loans in the amount of USD 1,198,747 plus accumulated interests in the amount of USD 208,750 due from WISeKey Semiconductors SAS to WISeKey International Holding AG resulting from the above-mentioned debt transfers as at December 31, 2022.

On January 1, 2023, all outstanding balances were consolidated into a new loan agreement between WISeKey Semiconductors SAS and WISeKey International Holding AG. The Revolving Credit Agreement currently limits the amount of loans allowed under the agreement at USD 5.0 million, of which USD 1.4 million is currently outstanding. Under the terms of this agreement, USD 1,407,497 is owed to WISeKey International Holding AG by WISeKey Semiconductors SAS as a result of the historic advances made and debt transfers made for the purposes of supporting the working capital requirements and ongoing operations. The loan accrues interest at a rate of 2.5% per annum and may be prepaid at any time. The loan falls due on December 31, 2024.

WISeKey Semiconductors SAS, which is a wholly owned subsidiary of SEALSQ, has two loan agreements outstanding with WISeCoin AG dated April 1, 2019 and October 1, 2019. Under the terms of these agreements, WISeCoin AG agreed to extend to WISeKey Semiconductors SAS sufficient funds to enable it to carry out its business activities and fund its working capital requirements. These loans initially accrued interest at a rate of 3% per annum, later amended to 2.5% per annum, and may be prepaid at any time. Each loan falls due for repayment at such time as agreed between the two parties. The funds were originally extended when the former subsidiary undertaking of WISeKey Semiconductors SAS, WISeCoin R&D Lab France SAS, was owned by WISeCoin AG. When the ownership of WISeCoin R&D Lab France SAS was transferred to WISeKey Semiconductors SAS, and again when WISeCoin R&D Lab France SAS was merged into WISeKey Semiconductors SAS on 1 January 2021, the loans were transferred along with the remaining assets and liabilities of WISeCoin R&D Lab France SAS. As at December 31, 2022, the WISeKey Semiconductors SAS outstanding loans with WISeCoin AG, including accrued interests, amount to USD 3,009,234 and EUR 276,973 (USD 297,256).

WISeKey Semiconductors SAS, which is a wholly owned subsidiary of SEALSQ, has further service agreements with, respectively, WISeKey International Holding AG and WISeKey SA dated January 1, 2018, WISeKey Semiconductors GmbH dated April 1, 2019, and WISeKey USA Inc. dated January 1, 2019. Under the terms of these service agreements, the relevant WISeKey companies have agreed to make available to SEALSQ certain resources, including skilled staff, external consultants and advisors with knowledge across multiple domains including, but not limited to, sales and marketing accounting, finance, legal, taxation, business and strategy consulting, public relations, marketing, risk management, information technology and general management. Under the terms of these service agreements, the relevant WISeKey company regularly invoices WISeKey Semiconductors SAS for the associated costs of providing these services.

WISeKey International Holding AG and SEALSQ further entered into a subscription agreement on January 1, 2023 pursuant to which WISeKey transferred the ownership of WISeKey Semiconductors SAS (formerly known as VaultIC SAS), a French semiconductor manufacturer and distributor, WISeKey IoT Japan KK, a Japan-based wholly owned sales subsidiary of WISeKey Semiconductors SAS, and WISeKey Semiconductors, Taiwan Branch, a Taiwan-based sales and support branch of WISeKey Semiconductors SAS, to SEALSQ in a share exchange for an aggregate consideration of USD 18.0 million in value (such value corresponding to the book value of WISeKey Semiconductors SAS in WISeKey International Holding AG's statutory financial statements). Under the terms of the subscription agreement, SEALSQ issued 1,499,700 Class F Shares and 7,501,400 Ordinary Shares to WISeKey International Holding AG in return for the entire issued share capital of WISeKey Semiconductors SAS.

WISeKey International Holding AG and SEALSQ entered into a service agreement under the terms of which certain members of staff and associated resources of WISeKey International Holding AG will be required to carry out certain tasks and duties on behalf of SEALSQ. In particular, the Chief Executive Officer and Chief Financial Officer of WISeKey will also carry out these roles for SEALSQ, while other tasks, such as the financial reporting and legal support of SEALSQ will be performed by officers of WISeKey International Holding AG and its affiliates. Under the terms of the service agreement, WISeKey International Holding AG agrees to provide these services to SEALSQ on a cost-plus basis and WISeKey International Holding AG will regularly invoice SEALSQ for the associated costs of providing these services.

On December 20, 2023, WISeKey International Holding AG and WISeKey Semiconductors SAS entered into an agreement to write off EUR 2 million (USD 2,191,282 at historical rate) of the outstanding amount under the Debt Remission agreement signed on April 1, 2021.

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

Name of Shareholder	Number of Class A Shares Held	% of Share Capital Registered in the Commercial Register*	% Voting Rights**
Carlos Moreira	1,593,461	4.92%	34.98%
Peter Ward	7,419	0.00%	0.17%
Total as a Group	1,600,880		35.15

*        Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares, as reflected in our share capital registered with the commercial register of the Canton of Zug as at December 31, 2023.

**       Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares, as reflected in our share capital registered with the commercial register of the Canton of Zug as at December 31, 2023, less 122,053  Class B shares held as treasury shares as at December 31, 2023.

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

Relationship with the International Organization for Secure Electronic Transactions (OISTE)

The Organisation Internationale pour la Sécurité des Transactions Electroniques, or OISTE, is a Swiss non-profit foundation that owns the cryptographic rootkey we use. OISTE is acting as a trusted third party and not-for-profit entity in charge of ensuring that the Root of Trust remains neutral and trusted. Two members of the foundation board of OISTE are also, respectively, a board member of our Company and a former board member of our Company: Carlos Moreira and Philippe Doubre. The board of the OISTE foundation acts as a supervisory authority to ensure that the foundation acts in accordance with its purpose, and complies with its articles of association and Swiss law. It also reviews the audited annual accounts and the annual report of the foundation. Under Swiss law, the members of the board of a Swiss non-profit foundation are required to ensure that OISTE, as a Swiss non-profit foundation, is independent of control by any third party.

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

The Collaboration Agreement signed between the OISTE and WISeKey SA on June 20, 2018 provides that:

a.	WISeKey SA shall be the preferred service provider of OISTE for the fulfilment of the OISTE objectives. WISeKey shall benefit from the right to commercially exploit the Root Cryptographic Key Pairs and the associated Root Certification Authorities held by OISTE, subject to the terms and conditions set forth in the Collaboration Agreement.

b.	WISeKey SA is the technical manager of the OISTE foundation for Global Cryptographic ROOTS Key, the global certification authorities as well as the digital certificates for people, servers and objects as well as the storage of the four Global Cryptographic ROOTS Key in WISeKey SA's Data Centre Bunker.

Those professional services and storage facilities are against a payment of a fee specified in the Collaboration Agreement dated June 20, 2018.

c.	WISeKey SA is appointed as operator with an exclusive for the duration of this Collaboration Agreement.

d.	WISeKey SA is granted a non-sublicensable worldwide license to commercially exploit the Root Cryptographic Key Pair(s) by providing certification services in conformity with the OISTE objectivesOISTE is entitled to the following yearly fees (excl taxes):

i.	Management Fee: CHF 120,000 in 4 equal instalments of CHF 30'000, due and payable at the beginning of each quarter.

ii.	License Fee: CHF 96,000 in 4 equal instalments of CHF 24'000, due and payable at the beginning of each quarter.

iii.	Royalty Fee: a certain percentage (the “Percentage”) of any certificate fees collected by WISeKey SA for the issuance of certificates to end users (the “Certificate Fees”) on any given year since the signature of this collaboration agreement (each, a “Contract Year”). The Percentage shall be 2.50%, to be reduced by 0.25% for each tranche of Certificate Fees of CHF 1'000'000 in any given Contract Year, until it reaches 1.50%:

1.	CHF 1'000'000 at 2.50% = CHF 25'000.00

2.	CHF 2'000'000 at 2.25% = CHF 45'000.00

3.	CHF 3'000'000 at 2.00% = CHF 60'000.00

4.	CHF 4'000'000 at 1.75% = CHF 70'000.00

5.	CHF 5'000'000 at 1.50% = CHF 75'000.00

In the years ended December 31, 2023, December 31, 2022 and December 31, 2021, OISTE invoiced WISeKey SA respectively CHF 288,167.90 (USD 320,729), CHF 240,000 (USD 251,573) and CHF 320,000 (USD 350,143).

In 2023, 2022 and 2021, WISeKey SA charged OISTE fees of, respectively, CHF 105,224 (USD 118,886), CHF 51,066 (USD 53,529) and for the facilities and personnel hosted by WISeKey SA on behalf of OISTE.

Transactions with Senior Management

As at December 31, 2023, the Company owed Carlos Moreira CHF 356,250, which consisted of accrued bonuses in relation to fiscal year 2023. This was paid to Mr. Moreira by the Company in January 2024.

As at December 31, 2023, the Company owed Peter Ward CHF 248,480, which consisted of accrued bonuses in relation to fiscal year 2023. This was paid to Mr. Moreira by the Company in January 2024.

In December 2020, the Company paid social charges and tax liabilities of CHF 62,368 on behalf of Nathalie Verjus. This liability had arisen from an exercise of options by Ms. Verjus in 2020. This payment created a loan to Ms. Verjus which was repaid in full in December 2022.

In December 2020, the Company paid social charges and tax liabilities of CHF 11,968 on behalf of John O’Hara. This liability had arisen from an exercise of options by Mr. O’Hara in 2020. This payment created a loan to Mr. O’Hara which was repaid in full in December 2022.

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

A.	Consolidated Financial Statements and Other Financial Information

We have appended as part of this annual report our consolidated financial statements as at December 31, 2023 starting at page F-1.

For information on our dividend policy, see Item 10B. Memorandum and Articles of Association.

Legal Proceedings

There is currently one ongoing legal proceeding against an indirect subsidiary of the Company, WISeKey Semiconductors SAS, who is under investigation by the French custom authorities in relation to the export of its products qualifying as dual-use goods under French law. While WISeKey Semiconductors SAS holds valid and up to date export licenses for its dual-use goods, some errors were made in its export forms. These errors may qualify as an offense under the French customs code and could lead to the payment of a fine by WISeKey Semiconductors SAS. The amount of the fine is typically the result of a settlement with the French custom authorities and depends on the specific facts of the case. A resolution of this matter is expected in the coming months.

For the above-mentioned legal proceeding, we are currently unable to estimate the reasonably possible loss or a range of reasonably possible loss as the proceeding is in the early stages. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such proceeding, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible loss cannot be made.

Except as disclosed above, we are not aware of any legal or arbitration proceedings against our company or any of its affiliates.

B.	Significant Changes

On April 27, 2023, WISeKey’s shareholders approved during an Extraordinary General Meeting the distribution of 20% of SEALSQ’s outstanding Ordinary Shares, to holders of WISeKey Class B Shares, including holders of WISeKey ADSs, and to holders of WISeKey Class A Shares, in each case as a partial spin-off distribution as a dividend in kind to such holders.

On May 24, 2023, SEALSQ listed its Ordinary Shares on the Nasdaq Global Market under the ticker symbol “LAES”. On October 4, 2023, SEALSQ transferred the listing of its Ordinary Shares from the Nasdaq Global Market to the Nasdaq Capital Market.

On June 22, 2023, WISeKey’s shareholders approved the Board of Directors’ proposals to effect a 50 : 1 reverse stock split with respect to Class B Shares and a 25 : 1 reverse stock split with respect to the Class A Shares, as a result of which (i) each holder of 25 registered Class A shares of the Company, par value CHF 0.01 each (the Class A Shares), as held immediately prior to the effectiveness of the Reverse Stock Split, received one new registered share of the Company, par value of CHF 0.25 each (the New Class A Shares) and (ii) each holder of 50 registered Class B shares of the Company, par value CHF 0.05 each (the Class B Shares) (including the Company, to the extent the Company holds Class B Shares in treasury), as held immediately prior to the effectiveness of the Reverse Stock Split, received one new registered Class B share of the Company, par value of CHF 2.50 each (the New Class B Shares). On July 5, 2023, the Company carried out a 1-for-2.5 ADS Reverse Stock Split, meaning that post-Reverse Stock Split and ADS Reverse Stock Split, 1 ADS represents 0.5 Class B Share.

Except as disclosed above or elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

For further information on any significant changes that have occurred since the date of our annual financial statements, see Item 5. Operating and Financial Review and Prospects.

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

Our Class B Shares, par value CHF 2.50 per share issued and outstanding, have been trading under the symbol "WIHN" on the SIX since March 2016. Our ADSs were quoted on the Over-the-Counter market under the symbol "WIKYY" from May 2018 until December 2018 and have been traded on the NASDAQ Capital Market since December 2019 under the symbol "WKEY."

On May 8, 2024, the closing price of our Class B Shares on the SIX was CHF 3.75 per share and the closing price of the ADS on the NASDAQ Capital Market was USD 1.94 per ADS.

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

Class A Shares have a par value (CHF 0.25 per share) that is ten times lower than the par value of Class B Shares (CHF 2.50 per share). While dividends and other distributions are made proportionally to the par value of the respective shares, each Class A Share and each Class B Share carries one vote at a general meeting of shareholders, irrespective of the difference in par value of Class A Shares and Class B Shares.

Approval of matters at general meetings of shareholders requires a majority of the shares present on the basis of one vote per share (each Class A Share and each Class B Shares having one vote) except that certain matters require approval by a majority of the par value of the shares represented at the general meeting (each Class A Share having a par value of CHF 0.25 per share and each Class B Share having a par value of CHF 2.50 per share).

Class A Shares

The Class A Shares are registered shares with a par value of CHF 0.25 each. The Class A Shares are fully paid-up. The Class A Shares have been issued in uncertificated form in accordance with article 973c of the Swiss Code of obligations (the “CO”) as uncertificated securities (Wertrechte), which have been entered into the main register of the SIS (SIX SIS Ltd - the Swiss securities settlement system) and constitute intermediated securities within the meaning of the Federal Act on Securities held with an Intermediary of October 3, 2008, as amended (the “FISA”) (Bucheffektengesetz). In accordance with article 973c of the CO, we maintain a register of uncertificated securities (Wertrechtebuch).

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

Class B Shares

The Class B Shares are registered shares with a par value of CHF 2.50 each. The Class B Shares are fully paid-up. Except for 1,767 Class B Shares, which have been issued in certificated form and not been dematerialized hereof, the Class B Shares have been issued in uncertificated form in accordance with article 973c of the CO as uncertificated securities (Wertrechte), which have been entered into the main register of the SIS and constitute intermediated securities within the meaning of the FISA. In accordance with article 973c of the CO, we maintain a register of uncertificated securities (Wertrechtebuch).

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

Furthermore, under the Swiss Code of Obligations (the "CO"), our shareholders, by a resolution passed by two-thirds of the shares present or represented at a general meeting of shareholders and the absolute majority of the par value of the shares present or represented, may authorize our board of directors to issue shares of a specific aggregate par value up to a maximum of 50% of the share capital registered in the commercial register in the form of conditional share capital (bedingtes Aktienkapital) for the purpose of issuing shares in connection with, among other things, (1) option and conversion rights granted in connection with warrants and convertible bonds of ours or one of our subsidiaries or (2) grants of rights to employees, members of our board of directors or consultants or our subsidiaries to subscribe for new shares (conversion or option rights).

In accordance with the new corporate law reflected in the CO, effective January 1, 2023, we replaced the authorized share capital with the new statutory instrument of the "capital band" (Kapitalband). Under a capital band, if approved by shareholders with a majority of two-thirds of the votes and the majority of the par value of the shares, each as represented at the general meeting, our board of directors may be granted authority to increase our share capital through the issuance of new shares within an upper limit to be specified in our Articles. The maximum statutory lower and upper limit is +/- 50% of the company's share capital registered in the commercial register at the time the capital band is adopted. The statutory expiration date of a capital band is five years. In alignment with this provision, WISeKey has implemented a capital band ranging from CHF 8,005,059 (lower limit) to CHF 12,859,414 (upper limit). Within this band, the Board of Directors is authorized to adjust the share capital, including increases or reductions, as well as direct or indirect acquisition of shares. This authorization remains in effect until June 21, 2028, or until earlier complete use or expiry of the capital band. The capital increase may involve the issuance of up to 1,618,117 fully paid-in registered shares with a par value of CHF 2.50 each, along with the cancellation of up to 323,623 registered shares with the same par value. Alternatively, the increase or reduction of the par value of existing shares by up to CHF 4,045,294 and CHF 809,059.03, respectively, within the limits of the capital band, or through simultaneous reduction and re-increase of the share capital, is permissible.

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

With respect to our capital band, our board of directors is authorized by our Articles to withdraw or to limit the pre-emptive rights of shareholders, and to allocate them to third parties or to us or any of our group companies, in the event that the newly issued shares are used for the purpose of:

• issuing new shares if the issue price of the new shares is determined by reference to the market price;

• the acquisition of a company, part(s) of company or participations for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares;

• broadening the shareholder constituency in certain financial or investor markets, for purposes of the participation of strategic partners including financial investors, or in connection with the listing of new shares on domestic or foreign stock exchanges;

• granting an over-allotment option (Greenshoe) of up to 20% of the total number of shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s);

• the participation of directors, members of the executive committee, officers, employees, contractors, consultants of, or other persons performing services for the benefit of the Company or any of its group companies; or

• raising equity capital in a fast and flexible manner, which would not be possible, or would only be possible with great difficulty or at significantly less favorable conditions, without exclusion of the preemptive rights of the existing shareholders.

Our Conditional Share Capital

Our conditional share capital under our Articles in effect as of December 31, 2023 amounts to CHF 3,750,000, corresponding to 1,500,00 new Class B Shares, whereby CHF 3,250,000 of the conditional share capital is available for the issuance of up to 1,300,000 Class B Shares in connection with rights granted to third parties or shareholders in connection with Rights Bearing Obligations (as defined in art. 4b para. 1(a) of the Articles) and CHF 500,000, corresponding to 200,000 Class B Shares, is available for the issuance of Class B Shares in connection with the issuance of Class B Shares or Rights-Bearing Obligations granted to the members of the board of directors, members of the executive management, employees, consultants or other persons providing services to us or another company of the Group (art. 4b para. 1 (b) of the Articles).

In addition, our conditional share capital under our Articles in effect as of December 31, 2023 includes the authority to increase the share capital of the Company in an amount not to exceed CHF 100,000 by the issuance of up to 400,000 fully paid-in Class A Shares each in connection with the direct or indirect issuance of shares, options or related subscription rights to the members of the Board and members of executive management of the group.

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

An extraordinary general meeting of shareholders may be called by a resolution of the board of directors or, under certain circumstances, by our auditor. In addition, the board of directors is required to convene an extraordinary general meeting of shareholders if, according to our current Articles, shareholders representing at least 5% of the share capital or, according to the views expressed in legal writing which is a persuasive authority in Switzerland, holding shares with an aggregate par value of CHF 1 million, request such general meeting of shareholders in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. Upon such a shareholder request, the board of directors must make the publication necessary to convene a general meeting within 60 calendar days. If it appears from the annual stand-alone statutory balance sheet that half of the sum of our share capital, the non-distributable statutory capital reserves and the statutory profit reserves are not covered by our assets, the board of directors is required to take measures to remedy the capital loss situation of the company, where necessary take further measures to effect a financial restructuring of the company or request the general meeting to approve such measures as are within its authority.

Voting and Quorum Requirements

Dual Class Voting Rights

Each share carries one vote at a general meeting of shareholders, irrespective of the difference in par value of Class A Shares (CHF 0.25 per share) and Class B Shares (CHF 2.50 per share). Our Class A Shares have a lower par value (CHF 0.25) than our Class B Shares (CHF 2.50) but have same voting right as the higher par value Class B Shares, namely one (1) vote per share. This means that, relative to their respective per share contribution to the Company’s capital, the holders of our Class A Shares have a greater relative per share voting power than the holders of our Class B Shares for matters that require approval on the basis of a specified majority of shares present at the shareholders meeting.

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

Voting Requirements

Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of an absolute majority of the votes represented (in person or by proxy) at a general meeting of shareholders (each Class A Share and each Class B Share having one vote), unless otherwise stipulated by law or our Articles. The following matters require approval by a majority of the par value of the shares present or represented at the general meeting (each Class A Share having a par value of CHF 0.25 per share and each Class B Share having a par value of CHF 2.50 per share):

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

Under Swiss corporate law and our Articles, approval by two-thirds of the shares present or represented at the meeting, and by the absolute majority of the par value of the shares present or represented is required for:

•	amending our corporate purpose;

•	consolidating shares ("reverse stock split");

•	increasing the share capital out of equity, against contributions in kind or for the purpose of acquiring specific assets and granting specific benefits;

•	limiting or withdrawing shareholder's pre-emptive rights;

•	creating a capital band or conditional share capital;

•	restricting the transferability of registered shares or cancellation of such restriction;

•	creating or cancelling shares with preference rights;

•	changing the currency in which the share capital is currently denominated;

•	introducing a casting vote for the Chairman at the general meeting;

•	introduction a provision in our Articles allowing general meetings to be held abroad;

•	delisting our shares;

•	relocating our registered office;

•	introducing an arbitration clause in our Articles;

•	restricting the exercise of the right to vote or the cancellation thereof;

•	resolving on our dissolution or liquidation; and

•	transactions among corporations based on Switzerland's Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of 2003, as amended (the "Swiss Merger Act") including a merger, demerger or conversion of a corporation.

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

Agenda Requests

Pursuant to Swiss law, one or more shareholders whose combined shareholdings represent the lower of 0.5 per cent of (1) the share capital or (2) the voting rights may request that an item be included in the agenda for a general meeting of shareholders.

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

However, on July 9, 2019, we commenced a public Class B share repurchase program, which we completed on July 7, 2022. During this program, through different transactions, we repurchased an aggregate of 21,486 Class B Shares, par value CHF 2.50, either directly as Class B Shares or indirectly by repurchasing ADSs, for a total purchase value of CHF 1,471,609 at an average purchase price of CHF 68.50 per Class B share. Shares and ADSs repurchased under our repurchase program may be used as consideration in potential future M&A transactions and for (1) our existing employee share incentive program, (2) convertible loans entered into by us and (3) on-demand equity lines available to us. The maximum aggregate amount of Class B Shares, including ADSs, that we could have repurchased under the Class B share repurchase program was 73,656 registered Class B shares with a nominal value of CHF 2.50 each.

On April 27, 2023, at WISeKey's Extraordinary General Meeting, WISeKey’s shareholders approved the distribution of 20% of the outstanding Ordinary Shares, par value USD 0.01 each, of SEALSQ Corp (“SEALSQ”), a subsidiary of the Group, to holders of WISeKey Class B Shares, including holders of WISeKey ADSs, and to holders of WISeKey Class A Shares, to be made in the form of a special dividend in kind (the “Special Dividend”) out of the WISeKey International Holding AG's capital contribution reserves booked in its statutory standalone financial statements as of December 31, 2021. Thereafter, on May 23, 2023, pursuant to the Special Dividend, WISeKey distributed 20% of SEALSQ’s outstanding Ordinary Shares to holders of WISeKey Class B Shares, including to holders of ADSs representing WISeKey Class B Shares, and to holders of WISeKey Class A Shares, to such holders who held Class B Shares and Class A Shares as of the May 19, 2023 record date, and holders of ADSs as of the May 22, 2023 record date, for the Special Dividend.

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

Under Swiss law, we may pay dividends only if we have sufficient distributable profits brought forward from the previous business years, or if we have distributable reserves, each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law and the Articles have been deducted. As part of the revision of the Swiss corporate law, which came into force on 1 January 2023, we may distribute interim dividends out of profit of the current business year, under certain conditions. Dividends and other distributions are made relative to nominal value of the shares.

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

Share Repurchase Program

However, on July 9, 2019, we commenced a public Class B share repurchase program, which we completed on July 7, 2022. During this program, through different transactions, we repurchased an aggregate of 21,486 Class B Shares, par value CHF 2.50, either directly as Class B Shares or indirectly by repurchasing ADSs, for a total purchase value of CHF 1,471,609 at an average purchase price of CHF 68.50 per Class B share. Shares and ADSs repurchased under our repurchase program may be used as consideration in potential future M&A transactions and for (1) our existing employee share incentive program, (2) convertible loans entered into by us and (3) on-demand equity lines available to us. The maximum aggregate amount of Class B Shares, including ADSs, that we could have repurchased under the Class B share repurchase program was 73,656 registered Class B shares with a nominal value of CHF 2.50 each.

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

Comparison of Shareholder Rights

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Mergers and similar arrangements

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.	Under Swiss law, with certain exceptions, a merger or a division of the corporation or a sale of all or substantially all of the assets of a corporation must be approved by two-thirds of the shares represented at the relevant general meeting of shareholders as well as the absolute majority of the par value of the shares represented at such shareholders' meeting. A shareholder of a Swiss corporation participating in a statutory merger or demerger pursuant to the Swiss Merger Act can file an appraisal right lawsuit against the surviving company. As a result, if the consideration is deemed "inadequate," such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that such shareholder receives the fair value of the shares held by such shareholder. Swiss law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of the voting rights without a vote by shareholders of such subsidiary, if the shareholders of the subsidiary are offered the payment of the fair value in cash as an alternative to shares.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Shareholders' suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.	Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may, to a limited extent, have a similar effect. An appraisal lawsuit won by a shareholder can be acted upon by any person who has the same legal status as the claimant. Also, a shareholder is entitled to bring suit against directors for breach of, among other things, their fiduciary duties and claim the payment of damages. However, unless the company is subject to bankruptcy proceedings, or if the relevant shareholder can demonstrate having suffered a loss in a personal capacity, a shareholder will only be allowed to ask for payment of damages to the corporation. Under Swiss law, the winning party is generally entitled to recover attorneys' fees incurred in connection with such action, provided, however, that the court has discretion to permit the shareholder whose claim has been dismissed to recover attorneys' fees incurred to the extent he acted in good faith.

Shareholder vote on board and management compensation

Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.	Pursuant to specific provisions contained in the CO excessive compensation in listed stock corporations, the general meeting of shareholders has the non-transferable right, amongst others, to have a binding vote each year on the compensation due to the board of directors, executive management and advisory boards.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

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

The burden of proof for a violation of these duties is with the corporation or with the shareholder bringing a suit against the director.

Directors also have an obligation to treat shareholders that are in similar situations equally.

Shareholder action by written consent

A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.	Shareholders of a Swiss corporation may act by written consents, unless a shareholder or their representative requests an oral debate.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

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

At any general meeting of shareholders any shareholder may put proposals to the meeting if the proposal is part of an agenda item. Unless the articles of association provide for a lower threshold or for additional shareholders' rights:

•       one or several shareholders whose combined shareholdings represent 5% of the share capital or the voting rights may ask that a general meeting of shareholders be called for specific agenda items and specific proposals; and

•      one or several shareholders representing 0.5% of the share capital or voting rights may ask that an agenda item including a specific proposal be put on the agenda for a regularly scheduled general meeting of shareholders, provided such request is made with appropriate notice.

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

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Creation and issuance of new shares

All creation of shares requires the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company's certificate of incorporation.	All creation of shares requires a shareholders' resolution. Shares can be issued by the board of directors on the basis of a capital band, to be created by shareholder resolution with a majority of two-thirds of the votes and the majority of the par value of the shares, each as represented at the general meeting (subject to certain statutory limitations; the term of the capital band is at a maximum five years, and the upper limit of the capital band is capped at 50% of the share capital registered in the commercial register at the time the capital band is adopted). Conditional share capital is the underlying for shares issued upon the exercise of options and conversion rights related to debt instruments issued by the board of directors or such rights issued to employees. The amount of conditional share capital is capped at 50% of the share capital registered in the commercial register at the time the conditional share capital is adopted.

Pre-emptive rights

Under the Delaware General Corporate Law, no shareholder shall have any pre-emptive right to subscribe to an additional issue of shares or to any security convertible into such shares unless, and except to the extent that, such right is expressly granted to such shareholder in the corporation’s certificate of incorporation.	Under Swiss corporation law, shareholders have pre-emptive rights to subscribe for new issuances of shares in proportion to the respective par values of their holdings. Under certain circumstances, shareholders limit or withdraw, or authorize the board of directors to limit or withdraw, pre-emptive rights or advance subscription rights in certain circumstances. However, limitation or withdrawal of shareholders' pre-emptive rights can only be decided for valid reasons. Preventing a particular shareholder to exercise influence over the company is generally believed not to be a valid reason to limit or withdraw shareholders' pre-emptive rights.

C.	Material Contracts

COVID-19 Credit Facility with UBS SA

On March 26, 2020, two members of the Group, WISeKey International Holding Ltd and WISeKey SA, entered into the Covid loans to borrow funds under the Swiss Government supported COVID-19 Credit Facility with UBS SA. Under the terms of the Agreement, UBS has lent such Group members a total of CHF 571,500. The loans are repayable in full by March 30, 2028, as amended, being the eighth anniversary of the date of deposit of the funds by UBS. Semi-annual repayments have started since March 31, 2022, and will be spread on a linear basis over the remaining term. Full repayment of the loans is permitted at any time. The interest rate is determined by Swiss COVID-19 Law and currently the Covid loans carry an interest rate of 0%. There were no fees or costs attributed to the Covid loans and as such there is no debt discount of debt premium associated with the loan facility.

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

During the year ended December 31, 2023, the loans accrued interest in a total amount of CHF 715 (USD 850) and WISeKey repaid CHF 232,400 out of the loans, bringing the total repayment to date to CHF 386,200 (USD 459,027 at closing rate). Therefore, as at December 31, 2023, the outstanding balance on the loans was CHF 185,300 (USD 220,243).

Warrants Issued to Global Tech Opportunities 8

In connection with, an Agreement for the Issuance and Subscription of Convertible Notes WISeKey entered into with GTO on December 8, 2020, the Company granted GTO warrants to acquire Class B Shares at an exercise price of the higher of (a) 120% of the 5-trading day VWAP of the Class B Shares on the SIX Swiss Stock Exchange over the 5 trading days immediately preceding the relevant subscription request and (b) CHF 75. The number of warrants granted at each tranche subscription was calculated as 15% of the principal amount of each subscription divided by the GTO Warrant Exercise Price. Each warrant agreement has a 5-year exercise period starting on the relevant subscription date. As at December 31, 2023, a total of 26,380 warrants have been issued for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the GTO Warrants as at December 31, 2023 is 26,380 Class B Shares. The GTO Warrants may be exercised by GTO at any time until the fifth anniversary of their respective grant at the GTO Warrant Exercise Price. The Class B Shares issued to GTO in connection with the GTO Warrants would be issued out of the Company's conditional share capital or capital band without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the GTO Warrants will dilute the Company's shareholders' interests in the Company.

Agreement for the Subscription of up to $22 million Convertible Notes with L1

On 29 June 2021, WISeKey entered into the L1 Facility with L1, as amended on September 27, 2021 and March 3, 2022, pursuant to which L1 committed to grant loans, in several tranches and in the form of convertible notes, to WISeKey up to a maximum amount of USD 22 million, subject to certain conditions, over a period of 24 months. The L1 Convertible Notes bear interest at a rate of 6% per annum. Subject to a cash redemption right of WISeKey, the L1 Convertible Notes are mandatorily convertible into Class B Shares within a period of 24 months from issuance of the respective L1 Convertible Notes, extendable under certain conditions by a maximum of 6 months. Conversion takes place upon request by L1 during the L1 Conversion Period, but in any case no later than at the expiry of the L1 Maximum Conversion Period. The conversion price applied to the principal amount of the L1 Convertible Notes and accrued interest, converted into CHF at the relevant exchange rate will be (a) for the tranches subscribed under the original agreement, the lower of (i) 95% of the lowest volume weighted average price of Class B Shares on the SIX Swiss Exchange during the five trading days preceding the relevant conversion date and (ii) depending on the tranche, a fixed conversion price ranging from CHF 200 to CHF 375, and (b) for the tranches subscribed under the amendment dated September 27, 2021 and March 3, 2022, 90% of the lowest volume weighted average price of Class B Shares on the SIX Swiss Exchange during the ten trading days preceding the relevant conversion date. WISeKey made several loan subscriptions in 2021 and 2022 under the L1 Facility and there is no remaining amount available for loans as at December 31, 2023. In 2021, L1 requested to convert L1 Convertible Notes issued in 2021 for a total amount of USD 13.5 million, resulting in the issuance of 237,176 Class B Shares to L1. In 2022, L1 requested to convert L1 Convertible Notes issued in 2021 and 2022 for a total amount of USD 7.1 million, resulting in the issuance of 584,512 Class B Shares to L1. In 2023, L1 requested to convert L1 Convertible Notes issued in 2022 for a total amount of USD 1.2 million, resulting in the issuance of 145,975 Class B Shares to L1. The conversion of the subscriptions under the L1 Facility into Class B Shares will dilute the Company's shareholders' interest in the Company. L1 requested to convert some but not all L1 Convertible Notes issued in 2021 and 2022. As at December 31, 2023, L1 Convertible Notes in an aggregate amount of USD 200,000 remained unconverted and there is no remaining amount available for loans, therefore, as at December 31, 2023, the estimated maximum number of Class B Shares deliverable under the L1 Facility is 74,074 Class B Shares at a conversion price of CHF 2.7 per Class B Share for the tranches subscribed under the amendment dated March 3, 2022 (calculated based on the closing price of a Class B Share on the SIX on December 30, 2023 of CHF 3 discounted by 10%). Note that the actual price at which L1 may convert each tranche under the L1 Facility is subject to change, and, therefore, the number of Class B Shares deliverable to L1 may vary.

Warrants Issued to L1

In connection with the L1 Facility, the Company granted L1 the option to acquire Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WIHN Class B Share on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 250. The number of warrants granted at each tranche subscription is calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. As at December 31, 2023, a total of 159,807 warrants have been issued for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the L1 Warrants as at December 31, 2023 is 159,807 Class B Shares. The L1 Warrants may be exercised by L1 at any time until the third anniversary of their respective grant at the L1 Warrant Exercise Price.

Agreement for the Subscription of up to $22 million Convertible Notes with Anson

On 29 June 2021, WISeKey entered into the Anson Facility with Anson, as amended on September 27, 2021, pursuant to which Anson committed to grant loans, in several tranches and in the form of convertible notes, to WISeKey up to a maximum amount of USD 22 million, subject to certain conditions, over a period of 24 months. The Anson Convertible Notes bear interest at a rate of 6% per annum. Subject to a cash redemption right of WISeKey, the Anson Convertible Notes are mandatorily convertible into Class B Shares within a period of 24 months from issuance of the respective Anson Convertible Notes, extendable under certain conditions by a maximum of 6 months. Conversion takes place upon request by Anson during the Anson Conversion Period, but in any case no later than at the expiry of the Anson Maximum Conversion Period. The conversion price applied to the principal amount of the Anson Convertible Notes and accrued interest, converted into CHF at the relevant ex-change rate will be (a)  for the tranches subscribed under the original agreement, the lower of (i) 95% of the lowest volume weighted average price of Class B Shares on the SIX Swiss Exchange during the five trading days preceding the relevant conversion date and (ii), depending on the tranche, a fixed conversion price ranging from CHF 200 to CHF 375, and (b) for the tranches subscribed under the amendment dated September 27, 2021, 90% of the lowest volume weighted average price of Class B Shares on the SIX Swiss Exchange during the ten trading days preceding the relevant conversion date. WISeKey made several loan subscriptions in 2021 and 2023 under the Anson Facility and the remaining amount available for loans as at December 31, 2023 is USD 2 million. In 2021, Anson requested to convert Anson Convertible Notes issued in 2021 for a total amount of USD 9.8 million, resulting in the issuance of 164,565 Class B Shares to Anson. In 2022, Anson requested to convert Anson Convertible Notes issued in 2021 for a total amount of USD 6.7 million, resulting in the issuance of 287,033 Class B Shares to Anson. In 2023, Anson requested to convert Anson Convertible Notes issued in 2023 for a total amount of USD 3.5 million, resulting in the issuance of 558,213 Class B Shares to Anson. The conversion of the subscriptions under the Anson Facility into Class B Shares will dilute the Company's shareholders' interest in the Company. As at December 31, 2023, Anson had requested to convert all Anson Convertible Notes issued in 2021 and 2023, therefore there is no unconverted Anson Convertible Notes. At the end of the official commitment period on June 28, 2023, the outstanding Anson Facility available was USD 2 million which management believes may be the subject of a later amendment, therefore, as at December 31, 2023, the estimated maximum number of Class B Shares deliverable under the Anson Facility is 740,740 Class B Shares at a conversion price of CHF 2.7 per Class B Share for the tranches subscribed under the amendment dated September 27, 2021 (calculated based on the closing price of a Class B Share on the SIX on December 30, 2023 of CHF 3 discounted by 10%). Note that the actual price at which Anson may convert each tranche under the Anson Facility is subject to change, and, therefore, the number of Class B Shares deliverable to Anson may vary.

Warrants Issued to Anson

In connection with the Anson Facility, the Company granted Anson the option to acquire Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WIHN Class B Shares on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 250. The number of warrants granted at each tranche subscription is calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. As at December 31, 2023, a total of 128,841 warrants for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Anson Warrants as at December 31, 2023 is 128,841 Class B Shares. The Anson Warrants may be exercised by Anson at any time until the third anniversary of their respective grant at the Anson Warrant Exercise Price.

Should the remaining unsubscribed amount under the Anson Facility of USD 2 million be subscribed for, the estimated maximum number of warrants deliverable under the Anson Facility is 166,666 for the acquisition of an equal number of Class B Shares. As a result, assuming the Anson Facility is fully subscribed for, the maximum total number of Class B Shares that are issuable under the Anson Warrants as at December 31, 2023 is 295,507 Class B Shares. The Class B Shares issuable to Anson in connection with the Anson Warrants would be issued out of the Company's conditional share capital or capital band without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the Anson Warrants will dilute the Company's shareholders' interests in the Company. Note that the actual volume-weighted average price of the trading day immediately preceding the subscription date at each subscription used to calculate the number of warrants granted to Anson is subject to change, and, therefore, the number of Class B Shares deliverable to Anson may vary.

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

Share Purchase Agreement with L1 Capital Global Opportunities Master Fund

On July 11, 2023, SEALSQ entered into a Securities Purchase Agreement (the “L1 SPA”) with L1 pursuant to which L1 may enter into a private placement of up to a amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes (the “L1 Notes”). The L1 Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The L1 Notes will be convertible into ordinary shares of SEALSQ Corp, partially or in full, at an initial conversion price equal to the lesser of (i) USD 30 per ordinary share and (ii) 92% of the lowest daily volume weighted average price of the ordinary shares during the ten trading days immediately preceding the notice of partial or full conversion of the L1 Note, with a floor price of USD 2.50. Additionally, per the terms of the L1 SPA, upon each tranche closing under the L1 SPA, SEALSQ will grant L1 the option to acquire ordinary shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the ordinary shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. The first tranche of USD 5 million was funded on July 12, 2023. SEALSQ issued to L1 (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “First L1 Note”), convertible into SEALSQ's ordinary shares, and (ii) 122,908 warrants on the ordinary shares of SEALSQ with a 5-year maturity (the “First Tranche Warrant”). SEALSQ also created a capital reserve of 8,000,000 ordinary shares from its duly authorized ordinary shares for issuance under the First L1 Note and the First Tranche Warrant. During the year ended December 31, 2023, L1 converted a total of USD 4 million of the First L1 Note, resulting in the delivery of a total of 3,940,630 ordinary shares of SEALSQ, thereby diluting WISeKey's capital ownership in SEALSQ. As at December 31, 2023, the outstanding L1 SPA available was USD 5 million and the unconverted balance on the First L1 Note was USD 1 million. The planned use of the remaining L1 SPA and the conversion of the unconverted balance as at December 31, 2023, will further dilute WISeKey's capital ownership in SEALSQ.

On January 9, 2024, SEALSQ and L1 signed an Amendment to Securities Purchase Agreement (the “L1 Amendment”) amending some of the terms of the second tranche of USD 5 million to be issued and extending the SPA to include a third tranche of funding with a maximum aggregate principal amount of notes of up to USD 5 million and having substantially similar terms as the second tranche notes as amended. The second tranche of USD 5 million was funded on January 11, 2024 (the “Second L1 Note”). On March 1, 2024, SEALSQ and L1 signed a second Amendment to Securities Purchase Agreement (the “Second L1 Amendment”) amending some of the terms of the third tranche of USD 5 million to be issued and extending the SPA to include up to two additional tranches of funding with a maximum aggregate principal amount of notes of up to USD 5 million per tranche and having substantially similar terms as the third tranche notes as amended. The third tranche of USD 5 million was funded on March 1, 2024 (the “Third L1 Note”). After December 31, 2023, L1 fully converted the remaining USD 1 million of the First L1 Note, resulting in the delivery of a total of 963,326 ordinary shares of SEALSQ and L1 converted USD 3.9 million of the Second L1 Note, resulting in the delivery of a total of 2,354,934 ordinary shares of SEALSQ. The conversion of the unconverted balance on the Second L1 Note and the Third L1 Note will further dilute WISeKey's capital ownership in SEALSQ.

Share Purchase Agreement with Anson Investments Master Fund

On July 11, 2023, SEALSQ entered into a Securities Purchase Agreement (the “Anson SPA”) with Anson, pursuant to which Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes (the “Anson Notes”). The Anson Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The Anson Notes will be convertible into ordinary shares of SEALSQ Corp, partially or in full, at an initial conversion price equal to the lesser of (i) USD 30 per ordinary share and (ii) 92% of the lowest daily volume weighted average price of the ordinary shares during the ten trading days immediately preceding the notice of partial or full conversion of the Note, with a floor price of USD 2.50. Additionally, per the terms of the Anson SPA, upon each tranche closing under the Anson SPA, SEALSQ will grant Anson the option to acquire ordinary shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the ordinary shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. The first tranche of USD 5 million was funded on July 12, 2023. SEALSQ issued to Anson (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “First Anson Note”), convertible into SEALSQ's ordinary shares, and (ii) 122,908 warrants on the ordinary shares of SEALSQ with a 5-year maturity (the “First Tranche Warrant”). SEALSQ also created a capital reserve of 8,000,000 ordinary shares from its duly authorized ordinary shares for issuance under the First Anson Note and the First Tranche Warrant. During the year ended December 31, 2023, Anson converted a total of USD 4,175,000 of the First Anson Note, resulting in the delivery of a total of 3,996,493 ordinary shares of SEALSQ, thereby diluting WISeKey's share ownership in SEALSQ. Additionally, on July 10, 2023, the Group issued 8,184 new ordinary shares of SEALSQ to Anson as a result of a share ledger correction, thus a total delivery for the year of 4,004,677 ordinary shares. As at December 31, 2023, the outstanding Anson SPA available was USD 5 million and the unconverted balance on the First Anson Note was USD 825,000. The planned use of the remaining Anson SPA and the conversion of the unconverted balance as at December 31, 2023, will further dilute WISeKey's capital ownership in SEALSQ.

On January 9, 2024, SEALSQ and Anson signed an Amendment to Securities Purchase Agreement (the “Anson Amendment”) amending some of the terms of the second tranche of USD 5 million to be issued and extending the SPA to include a third tranche of funding with a maximum aggregate principal amount of notes of up to USD 5 million and having substantially similar terms as the second tranche notes as amended. The second tranche of USD 5 million was funded on January 10, 2024 (the “Second Anson Note”). On March 1, 2024, SEALSQ and Anson signed a second Amendment to Securities Purchase Agreement (the “Second Anson Amendment”) amending some of the terms of the third tranche of USD 5 million to be issued and extending the SPA to include up to two additional tranches of funding with a maximum aggregate principal amount of notes of up to USD 5 million per tranche and having substantially similar terms as the third tranche notes as amended. The third tranche of USD 5 million was funded on March 1, 2024 (the “Third Anson Note”). After December 31, 2023, Anson fully converted the remaining USD 825,000 of the First Anson Note, resulting in the delivery of a total of 816,990 ordinary shares of SEALSQ and converted the entire USD 5 million of the Second Anson Note, resulting in the delivery of a total of 3,153,114 ordinary shares of SEALSQ. The conversion of the unconverted balance on the Second Anson Note and the Third Anson Note will further dilute WISeKey's capital ownership in SEALSQ.

As of May 15, 2024, L1 and Anson have converted all of the first tranche Notes and a portion of the second tranche Notes into an aggregate of 14,693,068 Ordinary Shares of SEALSQ. As a result, WISeKey's ownership of SEALSQ's Ordinary Shares has decreased from 80% as of May 23, 2023 to 28.67% as of May 15, 2024.

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

Taxation of Distributions

As stated above under Item 10B. Memorandum and Articles of Association, we do not intend to pay cash dividends in the foreseeable future. If we do make distributions of cash or property with respect to ADSs, subject to the passive foreign investment company rules described below, any such distributions (before reduction for any amounts withheld in respect of Swiss withholding tax), other than certain pro rata distributions of ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received with respect to ADSs by a U.S. Holder that is an individual will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends so long as (i) the ADSs are listed on NASDAQ or we are eligible for the benefits of a comprehensive income tax treaty with the United States that the the Internal Revenue Service (the “IRS”) has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the payment of the dividends, and are not, in the year of the payment of the dividends, a passive foreign investment company as defined for U.S. federal income tax purposes (a “PFIC”). U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of Swiss income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder's income on the date of the depositary's receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Generally, any gain or loss resulting from foreign currency exchange fluctuations during the period from the date the dividend payment is included in a U.S. Holder's income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for taxation as "qualified dividend income." Such gain or loss generally will be treated as U.S.-source income to U.S. Holders.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder's particular circumstances, Swiss income taxes withheld from dividends on ADSs at a rate not exceeding the rate provided by the Treaty may be creditable against the U.S. Holder's U.S. federal income tax liability. The rules governing foreign tax credits are complex and recently issued U.S. Treasury regulations further restrict U.S. Holders’ ability to claim foreign tax credits (although the application of the regulations has been deferred pending further guidance). Dividend distributions will constitute foreign-source income and will generally constitute “passive category” income for foreign tax credit purposes. U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Swiss income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

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

Based on our financial statements, business plan and certain estimates and projections, including as to the relative values of our assets, we do not believe that we were a PFIC for our 2023 taxable year. However, based on our current ownership of SEALSQ Ordinary Shares, further dilution of our ownership of SEALSQ in 2024 may result in SEALSQ failing to qualify as a look-through subsidiary and being treated as a passive investment asset, which could cause us to be a PFIC for 2024. There can be no assurance that the the IRS will agree with our conclusion regarding our PFIC status for 2023, and whether we are or will be classified as a PFIC in any particular year is uncertain because we currently own a substantial amount of passive assets, including cash, and the valuation of certain of our assets, including goodwill, is uncertain and may fluctuate significantly over time. Further, the determination of whether we are a PFIC is fact-intensive and can only be determined after the close of the taxable year applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

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

SWISS TAX CONSIDERATIONS

Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax

Non-Resident Shareholders

Holders of shares or ADSs representing our shares who are not resident in Switzerland for tax purposes, and who, during the relevant taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason (all such shareholders are hereinafter referred to as the "Non-Resident Shareholders"), will not be subject to any Swiss federal, cantonal or communal income tax on dividends and similar cash or in-kind distributions on ADSs representing our shares (including dividends on liquidation proceeds and stock dividends) (hereinafter referred to as the "Dividends"), distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of qualifying reserves from capital contributions recognized by the Swiss Federal Tax Administration (Reserven aus Kapitaleinlagen) on shares underlying the ADSs, or capital gains realized on the sale or other disposition of ADSs (see, however, paragraph 1.3 "Swiss Federal Withholding Tax" for a summary of Swiss federal withholding tax on Dividends).

Resident Private Shareholders

Individuals resident in Switzerland or otherwise subject to Swiss taxation who hold their ADSs as private assets (all such shareholders are hereinafter referred to as the "Resident Private Shareholders") are required to include Dividends, but not distributions of the nominal value of the shares underlying the ADSs based upon a capital reduction (Nennwertrückzahlungen) or paid out of qualifying reserves from capital contributions (Reserven aus Kapitaleinlagen) of the shares underlying the ADSs, in their personal income tax return and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant taxation period, including the Dividends, but not the distributions of the nominal value of the shares underlying the ADSs based upon a capital reduction (Nennwertrückzahlungen) or paid out of qualifying reserves from capital contributions (Reserven aus Kapitaleinlagen). Capital gains resulting from the sale or other dispositions of ADSs are not subject to Swiss federal, cantonal and communal income tax, and conversely, capital losses are not tax-deductible for Resident Private Shareholders. See paragraph "Domestic Commercial Shareholders" for a summary of the taxation treatment applicable to Swiss resident individuals, who, for income tax purposes, are classified as "professional securities dealers".

Domestic Commercial Shareholders

Corporate and individual shareholders who are resident in Switzerland for tax purposes or otherwise subject to Swiss taxation and corporate and individual shareholder who are not resident in Switzerland, and who, in each case, hold their ADSs as part of a trade or business carried on in Switzerland, in the case of corporate and individual shareholders not resident in Switzerland, through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize Dividends, distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of qualifying reserves from capital contributions (Reserven aus Kapitaleinlagen) received on shares underlying the ADSs and capital gains or losses realized on the sale or other disposition of ADSs in their income statement for the relevant taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period. The same taxation treatment also applies to Swiss-resident private individuals who, for income tax purposes, are classified as "professional securities dealers" for reasons of, inter alia, frequent dealing, or leveraged investments in ADSs and other securities (the shareholders referred to in this paragraph, hereinafter for the purposes of this section, as the "Domestic Commercial Shareholders"). Domestic Commercial Shareholders who are corporate taxpayers may be eligible for the participation relief (Beteiligungsabzug) in respect of Dividends and distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of qualifying reserves from capital contributions (Reserven aus Kapitaleinlagen) if the shares underlying the ADSs held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million.

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

Swiss Federal Withholding Tax

Dividends that the Company pays on the shares underlying the ADSs are subject to Swiss Federal withholding tax (Verrechnungssteuer) at a rate of 35% on the gross amount of the Dividend. The Company is required to withhold the Swiss federal withholding tax from the Dividend and remit it to the Swiss Federal Tax Administration. Distributions of the nominal value of the shares underlying the ADSs based upon a capital reduction (Nennwertrückzahlungen) or paid out of qualifying reserves from capital contributions (Reserven aus Kapitaleinlagen) are not subject to Swiss federal withholding tax.

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

Swiss Federal Securities Transfer Tax

Any dealings in the ADSs, where a bank or another Swiss securities dealer, as defined in the Swiss Federal Stamp Tax Act, acts as intermediary or is a party to the transaction, are, subject to certain exemptions provided for in the Swiss Federal Stamp Tax Act, subject to Swiss securities transfer tax at an aggregate tax rate of up to 0.15% of the consideration paid for such ADSs.

Taxation of the Company

Corporate Income Tax

A Swiss resident company is subject to corporate income tax at federal, cantonal and communal levels on its worldwide income. However, qualifying net dividend income and net capital gains on the sale of qualifying investments in subsidiaries are effectively exempt from federal, cantonal and communal corporate income tax. Consequently, the Company expects dividends from its subsidiaries and capital gains from sales of investments in its subsidiaries to be exempt from Swiss corporate income tax.

Issuance Stamp Duty

The Swiss issuance stamp duty of 1% is levied on the issuance of shares and increases in or contributions to the equity of Swiss tax resident corporations. Exemptions are available in tax neutral restructuring transactions. As a result, the issuance of shares by Company or any other increase in its equity may be subject to the issuance stamp duty unless the equity is increased in the context of a qualifying restructuring transaction.

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

The AEOI has been introduced in Switzerland through bilateral agreements or multilateral agreements. The agreements have, and will be, concluded on the basis of guaranteed reciprocity, compliance with the principle of specialty (i.e., the information exchanged may only be used to assess and levy taxes (and for criminal tax proceedings)) and adequate data protection.

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

The table below shows the balances of our market risk sensitive instruments, which are financial instruments, as at the end of the latest fiscal year grouped by functional currency, and the expected cash flows from these instruments for each of the next five years. The contractual cash flows are presented on an undiscounted cash flow basis, including interest expense. For those instruments where the lender has the choice to settle the repayment of principal and interests in cash or in shares, we have assumed that all amounts would be repaid in cash; this table therefore shows the maximum expected cash flows. Additional details on the financial instruments considered are available in Note 22 of our consolidated financial statements for the year ended December 31, 2023.

				Expected cash flows by period
Market risk sensitive instruments (USD'000)	Net carrying amount	Principal amount and interests	Weighted average effective interest rate per annum	Total	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	More than 5 years
Debt and convertible note obligations:
- held by entities with CHF functional currency	4,250	4,250	0%	4,250	4,085	51	51	51	12
- held by entities with GBP functional currency	79	79	0%	79	79
Total contractual obligations	4,329	4,329		4,329	4,164	51	51	51	12

Foreign currency exchange rate risk

For information about the foreign currency exchange rate risk see Item 5.A. Operating Results.

Commodity price risk

The Company has only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw material. Our raw material inventory was USD 1,025,000 as at December 31, 2023. A change in those prices may affect our gross margin, however because the inventory balance is relatively small in comparison with our total assets, the Company does not enter into commodity futures, forwards or any other hedge instrument to manage fluctuations in prices of anticipated purchases.

Risk of changes in the value of investment securities

As at December 31, 2023, the Company had three investment securities apart from the investments in consolidated subsidiaries:

-	an investment in equity securities at fair value of USD 1,180 as at December 31, 2022 which was impaired in 2023 (see Note 18 of our consolidated financial statement as at December 31, 2023),

-	an investment in equity securities at cost of USD 475,673 (see Note 17 of our consolidated financial statement as at December 31, 2023), and

-	an investment in equity securities at cost of USD 7,000,000 fully impaired in 2020 (see Note 17 of our consolidated financial statement as at December 31, 2023).

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

Depositary Payments

In 2023, we did not receive any payments or reimbursements from The Bank of New York Mellon, the depositary bank of our ADS program.

PART II

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, management concluded that, as of December 31, 2023, our internal control over financial reporting is effective based on those criteria.

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

Item 16C. Principal Accounting Fees and Services

(a) Audit Fees: The aggregate fees billed for professional services rendered by the principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements amounted to CHF 621,001 (USD 691,171) and CHF 948,742 (USD 994,490) respectively for the years ended December 31, 2023 and 2022.

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

In the years ended December 31, 2023 and 2022, BDO has not provided services other that those rendered for the audit of our annual financial statements or in connection with statutory and regulatory filings or engagements.

(f) Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2023, the Company did not have any publicly announced plans or programs to purchase its own Class B Shares.

Item 16F. Change in Registrant's Certifying Accountant

None.

Item 16G. Corporate Governance

See Item 6.C. Board Practices for significant ways in which our corporate governance practices differ from NASDAQ’s standards.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

WISeKey is dedicated to maintaining the highest standards of cybersecurity to safeguard our operations, assets, and stakeholder interests. In an era where digital threats continue to evolve, we recognize the paramount importance of cybersecurity in preserving the integrity, confidentiality, and availability of our critical information and systems.

Our commitment to cybersecurity is rooted in a proactive and strategic approach that aligns with Semiconductor industry best practices and regulatory standards. We view cybersecurity not only as a compliance requirement but as an integral component of our corporate responsibility to protect the trust our shareholders, customers, and partners place in us.

Below is an overview of our cybersecurity governance, policies, and practices. We aim to demonstrate our resilience against cyber threats, articulate the measures we have in place to mitigate risks, and emphasize our ongoing investments in cybersecurity to adapt to the evolving threat landscape.

By integrating cybersecurity into our corporate culture, WISeKey strives to maintain a secure and resilient environment, fostering trust and confidence among stakeholders. We believe that transparency in our cybersecurity practices enhances our overall risk management strategy, and we remain committed to continuously improving our defenses against cyber threats.

Overview

WISeKey recognizes the critical importance of cybersecurity in today's digital landscape. As an integral aspect of our risk management strategy, we maintain a comprehensive approach to cybersecurity to protect our operations, data, and stakeholder trust.

Cybersecurity Governance

Our Board of Directors and management are actively involved in overseeing cybersecurity matters. The Board of Directors is responsible for reviewing on a regular basis and assessing cybersecurity risks and ensuring the adequacy of our cybersecurity measures.

Our security processes are piloted by a Global Security Director, under the supervision of a Security Board, which includes the top management of WISeKey. Once a year, the Global Security Director reassesses our cybersecurity risks and proposes to the Security Board a plan of action and budget for the year to come.

An Executive Board Member of WISeKey holds a monthly meeting with the Global Security Director. During these meetings, the risks faced by the business and any new matters arising or potential threats identified are discussed. The Global Security Director also provides updates on his ongoing projects designed to manage these risks, as well as presenting the results of any audits that are being carried out. The full Board are also kept appraised on the results of all audits carried out during the year and are required to decide on strategic decisions such as whether to attain accreditations for certain verticals of the business. The Board and Audit Committee are responsible also for overseeing the annual audit of WISeKey which, while primarily focused on the financials of WISeKey, does also cover certain risks associated with the business.

Policies and Procedures:

We have implemented under our global security policy robust cybersecurity policies and procedures that address the identification, protection, detection, response, and recovery from potential cyber threats. Our EDM-QMS (Quality Management System) contains over 55 procedures & policies for IT & Security. Policies & procedure are reviewed at least once a year and updated to align with semiconductors’ industry best practices and current threats. Policies and procedures are systematically asked for each ISO or customer audit.

Incident Response Plan:

WISeKey has a well-defined incident response plan to effectively manage and mitigate the impact of cybersecurity incidents. With the company Inquest, the leader of the cyber-defense, we have defined a main policy called Cybersecurity Response Plan to define all actions and plans to perform in case of cyberattack. It is a skeleton plan that refers to procedure more specific to help WISeKey to take the right actions and in timely matter and address all fields, including detection, containment, investigation, rebuild and communication.

Cybersecurity Investments

We continually invest in cybersecurity technologies, infrastructure, and training programs to enhance our ability to defend against evolving cyber threats. These investments are designed to fortify our cyber defenses and ensure the resilience of our information systems. In 2023 we have spent approximately 35% of the IT budget for cybersecurity. Budget plan for 2024 is over 37% for cybersecurity investment.

Compliance and Regulations

WISeKey complies with all applicable cybersecurity laws and regulations. For more than 15 years we are certified ISO 27001 and our products are CC Common Criteria EAL5+ (ISO 15408) since 2003. We monitor changes in regulatory requirements and promptly adapt our cybersecurity best practices to remain in compliance with evolving semiconductor standards. ISO27001 ver2005, ver2013 and ver2022.

Third-Party Relationships

We manage cybersecurity risks associated with third-party vendors and partners through due diligence, contractual obligations, and periodic assessments. Each year external audits are performed to our mains suppliers. This includes requirements for third parties to adhere to our cybersecurity semiconductors standards.

Training and Awareness

To foster a cybersecurity-aware culture, we conduct at least yearly training programs for all employees and subcontractors to enhance their understanding of cybersecurity risks and best practices. Security induction sessions are also done for all new employees or contractors. This ensures that our workforce is a critical line of defense against potential threats.

Cybersecurity Performance Metrics

WISeKey monitors key performance metrics related to cybersecurity, including but not limited to the firewall, IPS number and nature of attacks, web & application usage from end users and tracking activities from VPN. These metrics are weekly reviewed by the IT Director, to drive continuous improvement. All this metrics and much more are concentrated and presented during the WISeKey Security Board.

Future Outlook

We are committed to staying ahead of emerging cyber threats and technologies, using our seat at the Eurosmart committees to be aware of the latest incidents, attacks and technology. New awareness and phishing campaigns will raise this year using new tools and technologies. Our future outlook involves ongoing investments in cybersecurity, proactive risk assessments, and collaboration with semiconductor industry and cyber security experts, like Inquest to address new and evolving challenges.

PART III

Item 17.	Financial Statements

The Company has elected to furnish the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

The consolidated financial statements and related notes required by this Item 18 are included in this annual report beginning on page F-1.

Item 19.	Exhibits

Index to Exhibits

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of the Registrant adopted April 23, 2024.
2.1*

Form of Specimen Certificate for Class B Shares of the Registrant (incorporated by reference to Exhibit 2.1 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

2.2*

Amended and Restated Deposit Agreement, dated as of May 19, 2022, among the Registrant, the Depositary and the Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2.4 to the Form 20-F for the year ended December 31, 2022, as filed with the SEC on April 28, 2023).

2.3*

Form of Registrant's American Depositary Receipt (incorporated by reference to form of ADR filed pursuant to Rule 424(b)(3) on June 29, 2023 under the F-6 Registration Statement for the Registrant’s American Depositary Shares (Reg No. 333-224780)).

2.4	Description of Securities registered under Section 12 of the Exchange Act.
4.1 *

WISeKey Employee Share Option Plan, as amended on November 24, 2021 (incorporated by reference to Exhibit 4.1 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.2*	Form of indemnification agreement by and between Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 4.2 of Amendment No.1 to WISeKey International Holding AG’s registration statement on the Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).
4.3*	Share Subscription Facility Agreement by and among Registrant, GEM Global Yield Fund LLC SCS and GEM Investments America, LLC, dated as of January 19, 2016 (incorporated by reference to Exhibit 4.8 of WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on October 30, 2019).
4.4*	Warrant to Purchase Ordinary Shares by and between Registrant and GEM Global Yield Fund LLC SCS, dated as of May 6, 2016 (incorporated by reference to Exhibit 4.9 of WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on October 30, 2019).
4.5*	Master Purchase Agreement by and between Cisco Systems International B.V. and INSIDE Secure, dated as of August 25, 2014 (incorporated by reference to Exhibit 4.10 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.6*	Supplier Agreement by and between Vault-IC France and UTAC Headquarters Pte. Ltd, dated as of September 19, 2016 (incorporated by reference to Exhibit 4.12 of WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on October 30, 2019).
4.7*	Service Level Agreement by and among Inside Secure, Presto Engineering HVM and Presto Engineering, Inc., dated as of June 30, 2015 (incorporated by reference to Exhibit 4.13 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). (1)
4.8*	First Amendment to Service Level Agreement, by and among Inside Secure, Presto Engineering HVM and Presto Engineering, Inc., dated as of May 26, 2016 (incorporated by reference to Exhibit 4.14 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). (1)
4.9*	Second Amendment to Service Level Agreement, by and among WISeKey Semiconductors, Presto Engineering HVM and Presto Engineering, Inc., dated as of June 25, 2018 (incorporated by reference to Exhibit 4.15 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). (1)
4.10*	SafeNet Supplier Agreement by and between SafeNet, Inc. and Inside Secure SA, dated as of March 26, 2012 (incorporated by reference to Exhibit 4.16 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).
4.11*	PicoPass License Agreement by and between Inside Secure and HID Global Corporation, dated as of December 8, 2014 (incorporated by reference to Exhibit 4.17 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). (1)
4.12*	Collaboration Agreement by and between Organisation Internationale pour la Sécurité de Transactions Electroniques OISTE and WISeKey SA, dated as of June 20, 2018 (incorporated by reference to Exhibit 4.18 of WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on October 30, 2019).
4.13*	Credit Agreement, dated as of April 4, 2019, by and between ExWorks Capital Fund I, L.P. and WISeCoin AG. (incorporated by reference to Exhibit 4.19 to the Form 20-F for the year ended December 31, 2019, as filed with the SEC on March 13, 2020) (1)
4.14*	Convertible Term Loan Facility Agreement, dated as of December 16, 2019, by and between Long State Investment Limited and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.20 to the Form 20-F for the year ended December 31, 2019, as filed with the SEC on March 13, 2020). (1)
4.15*	Convertible Loan Agreement, dated as of March 4, 2020, between WISeKey International Holding AG and YA II PN, LTD. (incorporated by reference to Exhibit 4.21 to the Form 20-F for the year ended December 31, 2019, as filed with the SEC on March 13, 2020). (1)
4.16*	English summary of Credit COVID-19 Loan Agreement, dated March 26, 2020, between WISeKey International Holding AG and UBS SA. (incorporated by reference to Exhibit 4.22 to the Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 29, 2021).
4.17*	English summary of Credit COVID-19 Loan Agreement, dated March 26, 2020, between WISeKey SA and UBS SA. (incorporated by reference to Exhibit 4.23 to the Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 29, 2021).
4.18*	Agreement for the Issuance and Subscription of Convertible Notes, dated May 18, 2020, between WISeKey International Holding AG and Nice & Green SA. (incorporated by reference to Exhibit 4.24 to the Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 29, 2021).

4.19*	Convertible Loan Agreement, dated August 07, 2020, between WISeKey International Holding AG and Crede CG III, Ltd. (incorporated by reference to Exhibit 4.25 to the Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 29, 2021).
4.20*	Warrant Agreement, dated August 07, 2020, between WISeKey International Holding AG and Crede CG III, Ltd. (incorporated by reference to Exhibit 4.26 to the Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 29, 2021).
4.21*	First Amendment, dated September 18, 2020, to the Warrant Agreement dated September 28, 2018, between WISeKey International Holding AG and Crede CG III, Ltd. (incorporated by reference to Exhibit 4.27 to the Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 29, 2021).
4.22*	First Amendment, dated September 18, 2020, to the Warrant Agreement dated August 07, 2020, between WISeKey International Holding AG and Crede CG III, Ltd. (incorporated by reference to Exhibit 4.28 to the Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 29, 2021).
4.23*	Agreement for the Issuance and Subscription of Convertible Notes, dated December 08, 2020, between WISeKey International Holding AG and GLOBAL TECH OPPORTUNITIES 8. (incorporated by reference to Exhibit 4.29 to the Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 29, 2021).
4.24*	Third Convertible Loan Agreement, dated November 18, 2020, between WISeKey International Holding AG, arago GmbH, Aquilon Invest GmbH, and OGARA GmbH. (incorporated by reference to Exhibit 4.30 to the Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 29, 2021).
4.25*	Investment and Shareholders’ Agreement, dated January 27, 2021, between arago GmbH, Aquilon Invest GmbH, OGARA GmbH, Mr. Hans-Christian Boos and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.31 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).
4.26*	Agreement for the Subscription of up to $22M Convertible Notes, dated June 29, 2021, between L1 Capital Global Opportunities Master Fund and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.32 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).
4.27*	Agreement for the Subscription of up to $22M Convertible Notes, dated June 29, 2021, between Anson Investments Master Fund LP and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.33 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).
4.28*	First Amendment to the Subscription Agreement, dated September 27, 2021, between WISeKey International Holding AG and L1 Capital Global Opportunities Master Fund. (incorporated by reference to Exhibit 4.34 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).
4.29*	First Amendment to the Subscription Agreement, dated September 27, 2021, between WISeKey International Holding AG and Anson Investments Master Fund LP. (incorporated by reference to Exhibit 4.35 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).
4.30*	Draft term sheet, dated April 29, 2021, between arago GmbH and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.36 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).
4.31*	Amendment Agreement to Draft Term Sheet, dated July 28, 2021, between arago GmbH, Mr. Hans-Christian Boos and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.37 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).
4.32*	Amendment Agreement to Draft Term Sheet, dated January 24, 2022, between arago GmbH, Mr. Hans-Christian Boos and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.38 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).
4.33*	Second Amendment to the Subscription Agreement, dated March 1, 2022, between WISeKey International Holding AG and L1 Capital Global Opportunities Master Fund. (incorporated by reference to Exhibit 4.39 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).
4.34*	Share Purchase and Transfer Agreement, dated March 14, 2022, between OGARA GmbH, Neutrino Energy Property GmbH & Co KG, Aquilon Invest GmbH and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.40 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.35*	Second Amendment to the Subscription Agreement, dated January 31, 2023, between WISeKey International Holding AG and Anson Investments Master Fund LP (incorporated by reference to Exhibit 4.41 to the Form 20-F for the year ended December 31, 2022, as filed with the SEC on April 28, 2023).
8.1	List of significant subsidiaries of the Registrant.
12.1	Certification of Carlos Moreira, Chief Executive Officer of WISeKey International Holding AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Peter Ward, Chief Financial Officer of WISeKey International Holding AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Carlos Moreira, Chief Executive Officer of WISeKey International Holding AG, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Peter Ward, Chief Financial Officer of WISeKey International Holding AG, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Clawback Policy of the Registrant

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Previously filed

(1)	Portions of this exhibit have been omitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing of Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WISeKey INTERNATIONAL HOLDING AG
By:	/s/ Carlos Moreira	/s/ Peter Ward
	Carlos Moreira	Peter Ward
	Chief Executive Officer	CFO
Date: May 15, 2024

WISeKey Consolidated Financial Statements

for Years Ended December 31, 2021, 2022 and 2023

1.	Report of Independent Registered Public Accounting Firm (BDO AG; Zurich, Switzerland; PCAOB ID# 5988)

Shareholders and Board of Directors

WISeKey International Holding AG

6300 Zug

Switzerland

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of WISeKey International Holding Ltd (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Zurich, Switzerland, May 15, 2024

BDO AG

/s/Philipp Kegele /s/ ppa. Sascha Gasser

We have served as the Company's auditor since 2015.

2.	Consolidated Statements of Comprehensive Income/(Loss)

	12 months ended December 31,			Note
USD'000, except earnings per share	2023	2022	2021	ref.

Net sales	30,918	23,814	17,646	27
Cost of sales	(15,754)	(13,588)	(9,893)
Depreciation of production assets	(420)	(132)	(301)
Gross profit	14,744	10,094	7,452

Other operating income	167	2,073	183	28
Research & development expenses	(4,398)	(3,862)	(5,618)
Selling & marketing expenses	(6,523)	(7,275)	(9,111)
General & administrative expenses	(17,290)	(11,466)	(14,066)
Total operating expenses	(28,044)	(20,530)	(28,612)
Operating loss	(13,300)	(10,436)	(21,160)

Non-operating income	2,374	3,937	2,509	30
Debt conversion expense	(562)	(827)	(325)	22
Interest and amortization of debt discount	(624)	(168)	(1,057)	22
Non-operating expenses	(3,107)	(5,551)	(3,426)	31
Loss before income tax expense	(15,219)	(13,045)	(23,459)

Income tax income / (expense)	(230)	3,238	(13)	32
Loss from continuing operations, net	(15,449)	(9,807)	(23,472)

Discontinued operations:
Net sales from discontinued operations	-	1,805	4,612
Cost of sales from discontinued operations	-	(978)	(2,976)
Total operating and non-operating expenses from discontinued operations	-	(5,274)	(2,364)
Income tax recovery from discontinued operations	-	25	106
Loss on disposal of a business, net of tax on disposal	-	(15,026)	—
Income / (loss) on discontinued operations	-	(19,448)	(622)

Net income / (loss)	(15,449)	(29,255)	(24,094)

Net income / (loss) attributable to noncontrolling interests	(89)	(1,780)	(3,754)
Net income / (loss) attributable to WISeKey International Holding Ltd	(15,360)	(27,475)	(20,340)

Earnings per Class A Share (USD)				34
Earnings per Class A Share from continuing operations
Basic	(0.50)	(0.44)	(1.64)
Diluted	(0.50)	(0.44)	(1.64)
Earnings per Class A Share from discontinued operations
Basic	-	(0.87)	(0.04)
Diluted	-	(0.87)	(0.04)

Earning per Class A Share attributable to WISeKey International Holding Ltd
Basic	(0.51)	(1.22)	(1.42)
Diluted	(0.51)	(1.22)	(1.42)

	12 months ended December 31,			Note
USD'000	2023	2022	2021	ref.

Earnings per Class B Share (USD)				34
Earnings per Class B Share from continuing operations
Basic	(5.01)	(4.36)	(16.38)
Diluted	(5.01)	(4.36)	(16.38)
Earnings per Class B Share from discontinued operations
Basic	-	(8.65)	(0.44)
Diluted	-	(8.65)	(0.44)

Earning per Class B Share attributable to WISeKey International Holding Ltd
Basic	(5.06)	(12.22)	(14.20)
Diluted	(5.06)	(12.22)	(14.20)

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(842)	(1,434)	(1,534)
Change in unrealized gains related to available-for-sale debt securities	-	-	1,965
Reclassifications out of the OCI arising during period	-	1,156	-
Defined benefit pension plans:				23
Net gain (loss) arising during period	(1,151)	2,934	1,572
Reclassification adjustments	—	—	(7,350)
Other comprehensive income / (loss)	(1,993)	2,656	(5,347)
Comprehensive income / (loss)	(17,442)	(26,599)	(29,441)

Other comprehensive income / (loss) attributable to noncontrolling interests	(99)	(964)	187
Other comprehensive income / (loss) attributable to WISeKey International Holding Ltd	(1,894)	3,620	(5,534)

Comprehensive income / (loss) attributable to noncontrolling interests	(188)	(2,744)	(3,567)
Comprehensive income / (loss) attributable to WISeKey International Holding Ltd	(17,254)	(23,855)	(25,874)

The accompanying notes are an integral part of these consolidated financial statements.

3.	Consolidated Balance Sheets

	As at December 31,	As at December 31,	Note
USD'000	2023	2022	ref.

ASSETS
Current assets
Cash and cash equivalents	15,311	20,706	7
Restricted cash, current	-	108
Accounts receivable, net of allowance for credit losses	5,471	2,573	8
Notes receivable, current	63	67	9
Inventories	5,230	7,510	10
Prepaid expenses	1,290	831
Government assistance	1,718	692	11
Other current assets	1,008	1,380	12
Total current assets	30,091	33,867

Noncurrent assets
Notes receivable from related parties, noncurrent	-	64
Deferred income tax assets	3,077	3,295	32
Deferred tax credits	15	2
Property, plant and equipment net of accumulated depreciation	3,392	842	13
Intangible assets, net of accumulated amortization	96	98	14
Operating lease right-of-use assets	2,052	2,289	15
Goodwill	8,317	8,317	16
Equity securities, at cost	486	472	17
Equity securities, at fair value	-	1	18
Other noncurrent assets	275	249
Total noncurrent assets	17,710	15,629
TOTAL ASSETS	47,801	49,496

LIABILITIES
Current Liabilities
Accounts payable	12,863	13,401	19
Notes payable	4,164	4,196	20
Convertible note payable, current	190	—	22
Deferred revenue, current	217	174	27
Current portion of obligations under operating lease liabilities	638	592	15
Income tax payable	4	57
Other current liabilities	832	409	21
Total current liabilities	18,908	18,829

Noncurrent liabilities
Bonds, mortgages and other long-term debt	1,820	1,850	22
Convertible note payable, noncurrent	1,519	1,267	22
Deferred revenue, noncurrent	24	23	27
Operating lease liabilities, noncurrent	1,443	1,727	15
Employee benefit plan obligation	3,001	1,759	23
Other deferred tax liabilities	0	8
Other noncurrent liabilities	2	8
Total noncurrent liabilities	7,809	6,642
TOTAL LIABILITIES	26,717	25,471

	As at December 31,	As at December 31,	Note
USD'000	2023	2022	ref.

Commitments and contingent liabilities			24

SHAREHOLDERS' EQUITY
Common stock - Class A	400	400	25
CHF 0.25 par value
Authorized - 2,000,880 and 2,000,880 shares
Issued and outstanding - 1,600,880 and 1,600,880 shares
Common stock - Class B	8,170	5,334	25
CHF 2.50 par value
Authorized - 6,194,267 and 3,548,392
Issued - 3,076,150 and 2,005,890
Outstanding - 2,954,097 and 1,996,745
Treasury stock, at cost (122,053 and 9,145 shares held)	(691)	(371)	25
Additional paid-in capital	295,716	280,597
Accumulated other comprehensive income / (loss)	4,041	5,935	26
Accumulated deficit	(280,961)	(265,635)
Total shareholders' equity attributable to WISeKey shareholders	26,675	26,260
Noncontrolling interests in consolidated subsidiaries	(5,591)	(2,235)
Total shareholders' equity	21,084	24,025
TOTAL LIABILITIES AND EQUITY	47,801	49,496

The accompanying notes are an integral part of these consolidated financial statements.

4.	Consolidated Statements of Changes in Shareholders’ Equity

	Number of common shares		Common Share Capital
USD'000 (except for share numbers)	Class A	Class B	Class A	Class B	Total share capital	Treasury Shares	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income / (loss)	Total stockholders' equity	Noncontrolling interests	Total equity	Note ref.
As at December 31, 2021	1,600,880	1,762,401	400	4,685	5,085	(636)	268,199	(238,160)	1,407	35,895	5,484	41,379
Common stock issued[1]	—	—	—	—	—	—	(80)	—	—	(80)	—	(80)
Options exercised	—	3,439	—	9	9	—	16	—	—	25	—	25
Stock-based compensation	—	—	—	—	—	—	744	—	—	744	—	744
L1 Facility	—	73,572	—	197	197	175	5,424	—	—	5,796	—	5,796
Anson Facility	—	166,478	—	443	443	193	5,783	—	—	6,419	—	6,419
Production capacity investment loan	—	—	—	—	—	—	511	—	—	511	—	511
NCI cancellation TrusteCoin	—	—	—	—	—	—	—	—	—	—	8	8
Disposal of Arago entities	—	—	—	—	—	—	—	—	908	908	(4,983)	(4,075)
Share buyback program	—	—	—	—	—	(103)	—	—	—	(103)	—	(103)
Net income	—	—	—	—	—	—	—	(27,475)	—	(27,475)	(1,780)	(29,255)
Other comprehensive income / (loss)	—	—	—	—	—	—	—	—	3,620	3,620	(964)	2,656
As at December 31, 2022	1,600,880	2,005,890	400	5,334	5,734	(371)	280,597	(265,635)	5,935	26,260	(2,235)	24,025
Common stock issued[1]	—	1	—	—	—	—	(41)	—	—	(41)	—	(41)
Options exercised	—	13,878	—	38	38	—	(9)	—	—	29	—	29
Stock-based compensation	—	—	—	—	—	—	178	—	—	178	—	178
Changes in treasury shares	—	300,000	—	820	820	(821)	—	—	—	(1)	—	(1)
L1 Facility	—	578,481	—	1,492	1,492	87	6,361	—	—	7,940	(1,576)	6,364	22
Anson Facility	—	177,900	—	486	486	414	8,630	—	—	9,530	(1,558)	7,972	22
Dividend in kind	—	—	—	—	—	—	—	34	—	34	(34)	—
Net income	—	—	—	—	—	—	—	(15,360)	—	(15,360)	(89)	(15,449)
Other comprehensive income / (loss)	—	—	—	—	—	—	—	—	(1,894)	(1,894)	(99)	(1,993)
As at December 31, 2023	1,600,800	3,076,150	400	8,170	8,570	(691)	295,716	(280,961)	4,041	26,675	(5,591)	21,084

1. The articles of association of the Company had not been fully updated as of December 31, 2023 with the shares issued out of conditional capital.

The accompanying notes are an integral part of these consolidated financial statements

5.	Consolidated Statements of Cash Flows

	12 months ended December 31,
USD'000	2023	2022	2021

Cash Flows from operating activities:
Net Income (loss)	(15,449)	(29,255)	(24,094)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant & equipment	624	446	513
Amortization of intangible assets	1	156	481
Write-off loss / (gain)	(48)	1,333	—
Debt conversion expense	562	827	325
Interest and amortization of debt discount	624	168	1,057
Stock-based compensation	178	744	3,783
Bad debt expense	36	4	18
Inventory valuation allowance	594	554	-
Increase (decrease) in defined benefit pension liability, net of unrealized gains and losses	232	13	(570)
Income tax expense / (recovery) net of cash paid	222	(3,268)	(131)
Other non cash expenses /(income)
Expenses settled in equity	214	85	146
Loss on disposal of a business	-	15,026	-
Unrealized gains related to available-for-sale debt securities recorded in the income statement after acquisition of arago	-	-	(5,553)
Unrealized and non cash foreign currency transactions	(518)	1,378	172
Other	409	-	300

Changes in operating assets and liabilities, net of effects of businesses acquired
Decrease (increase) in accounts receivables	(2,898)	227	207
Decrease (increase) in inventories	2,319	(5,354)	(236)
Decrease (increase) in government assistance	(1,069)	154	464
Decrease (increase) in other current assets and prepaids, net	(21)	(621)	737
Decrease (increase) in other noncurrent assets, net	(26)	8	1,805
Increase (decrease) in accounts payable	(538)	137	2,061
Increase (decrease) in deferred revenue, current	43	(34)	(723)
Increase (decrease) in income taxes payable	(53)	45	8
Increase (decrease) in other current liabilities	360	210	(2,370)
Increase (decrease) in deferred revenue, noncurrent	2	(77)	81
Increase (decrease) in other noncurrent liabilities	(6)	(50)	(272)
Net cash provided by (used in) operating activities	(14,206)	(17,144)	(21,791)

Cash Flows from investing activities:
Sale / (acquisition) of equity securities	-	-	(476)
Sale / (acquisition) of property, plant and equipment	(3,021)	(303)	(36)
Sale of a business, net of cash and cash equivalents divested	-	(181)	-
Acquisition of a business, net of cash and cash equivalents acquired	-	-	(2,013)
Net cash provided by (used in) investing activities	(3,021)	(484)	(2,525)

	12 months ended December 31,
USD'000	2023	2022	2021

Cash Flows from financing activities:
Proceeds from options exercises	28	16	4
Proceeds from issuance of Common Stock	-	-	226
Proceeds from convertible loan issuance	12,990	4,820	44,362
Proceeds from debt	-	2,000	-
Repayments of debt	(276)	(2,246)	(5,276)
Payments of debt issue costs	(890)	(303)	(2,341)
Repurchase of treasury shares	(2)	(102)	—
Net cash provided by (used in) financing activities	11,850	4,185	36,975

Effect of exchange rate changes on cash and cash equivalents	(126)	(102)	(63)

Cash and cash equivalents and restricted cash
Net increase (decrease) during the period	(5,503)	(13,545)	12,596
Balance, beginning of period	20,814	34,359	21,763
Balance, end of period	15,311	20,814	34,359

Reconciliation to balance sheet
Cash and cash equivalents	15,311	20,706	34,201
Restricted cash, current	-	108	110
Cash and cash equivalents from discontinued operations	-	-	48
Balance, end of period	15,311	20,814	34,359

Supplemental cash flow information
Cash paid for interest, net of amounts capitalized	-	53	409
Cash paid for incomes taxes	8	6	-
Noncash conversion of convertible loans into common stock	12,875	13,800	43,704
Net effects of business acquired and disposed of (noncash)	-	2,831	-
Purchase of equity securities	-	-	476
ROU assets obtained from operating lease	66	29	2,375

The accompanying notes are an integral part of these consolidated financial statements.

6.	Notes to the Consolidated Financial Statements

Note 1.       The WISeKey Group

WISeKey International Holding Ltd, together with its consolidated subsidiaries (“WISeKey” or the “Company” or the “Group” or the “WISeKey Group”), has its headquarters in Switzerland. WISeKey International Holding Ltd, the ultimate parent of the WISeKey Group, was incorporated in December 2015 and is listed on the Swiss Stock Exchange, SIX SAG, with the valor symbol “WIHN” since March 2016 and on the NASDAQ Capital Market exchange with the valor symbol “WKEY” since December 2019.

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

The Group incurred a net operating loss of USD 13.3 million and had positive working capital of USD 11.2 million as at December 31, 2023, calculated as the difference between current assets and current liabilities. Based on the Group’s cash projections for the next 12 months to May 31, 2025, it has sufficient liquidity to fund operations and financial commitments. Historically, the Group has been dependent on equity financing to augment the operating cash flow to cover its cash requirements. Any additional equity financing may be dilutive to shareholders.

On July 11, 2023, the Group entered into a Securities Purchase Agreement with L1 Capital Global Opportunities Master Fund (“L1”) and a Securities Purchase Agreement with Anson Investments Master Fund LP (“Anson”), pursuant to which L1 and Anson may enter into a private placement in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes (see Note 22 for detail).

After December 31, 2023, the Group signed two amendments to the Securities Purchase Agreement, providing for up to three additional funding tranches. The second tranche for an aggregate amount of USD 10 million was paid on January 10, 2024. The third tranche for an aggregate amount of USD 10 million was paid on March 1, 2024.

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

Reverse stock split

On June 29, 2023, after market close, the Group effected a reverse stock split of WISeKey’s common stock (the “Reverse Stock Split”) as follows:

-	Class A shares, par value CHF 0.01 per share at a ratio of one-for-twenty-five, and

-	Class B shares, par value CHF 0.05 per share at a ratio of one-for-fifty.

The Group’s common stock began trading on a split-adjusted basis on June 30, 2023. Where the Reverse Stock Split of Class B shares resulted in fractions of ‘new’ Class B shares for the individual shareholder, the resulting fractions in new Class B shares were rounded down to the next whole number of ‘new’ Class B shares and shareholders were compensated for the remaining fractions in cash at a fixed price of CHF 8.735 per ‘new’ Class B share corresponding to a three-day volume-weighted average price of the WISeKey Class B Shares on the SIX Swiss Exchange prior to the ex-date of the Reverse Stock Split. WISeKey paid a total amount of CHF 1,747 (USD 1,952) in compensation for fractions. All share, warrant and options numbers, as well as share and per share amounts in the consolidated financial statements and notes thereto have been retroactively adjusted for all periods presented to give effect to the Reverse Stock Split.

Spin-off

On April 27, 2023, the shareholders approved the partial spin-off of the Group’s IoT Semiconductors Vertical into a publicly traded company, SEALSQ Corp (“SEALSQ”), which was completed through the distribution of 20% of the ordinary share capital of SEALSQ Corp to the shareholders of WISeKey on May 23, 2023.

As a result of the spin-off of SEALSQ Corp, the Group distributed net negative assets of USD 34,209 to noncontrolling interests, which was reflected as a reduction in Retained earnings and an increase in Noncontrolling interests in consolidated subsidiaries.

The results of operations of SEALSQ Corp are included in the continuing operations of the IoT operating segment for all periods presented and, from the date of the distribution, the consolidated comprehensive results of SEALSQ Corp are attributed to owners of the Group and to the noncontrolling interests in proportion to their relative ownership interests. The assets and liabilities of SEALSQ Corp are consolidated in the Group’s financial statements. Intercompany income and expenses, including unrealized gross profits from internal group transactions and intercompany receivables, payables and loans have been eliminated.

Earnings per share

The Company’s share capital is divided into WIHN Class B Shares, par value CHF 2.50, which are listed on the SIX Swiss Stock Exchange, and WIHN Class A Shares, par value CHF 0.25, which are not listed on any exchange.

Historically, basic earnings per share were calculated using WISeKey International Holding Ltd’s weighted-average outstanding WIHN Class B Shares. When the effects are not antidilutive, diluted earnings per share were calculated using the weighted-average outstanding WIHN Class B Shares and the dilutive effect of stock options as determined under the treasury stock method. The Company had assessed that the other class of shares, the non-listed WIHN Class A Shares, were not eligible for dividend and, as a result, did not apply the two-class method required for companies with multiple classes of common stock.

However, in the course of 2023, the dividend in kind voted by the board of directors was distributed to both shareholders of WIHN Class B Shares and WIHN Class A Shares. We have therefore amended our presentation of earnings per share to show the allocation between both classes of shares.

As a result of this assessment, basic earnings per share are calculated using the two-class method required for companies with multiple classes of common stock. The two-class method determines net earnings per common share for each class of common stock according to dividends declared or accumulated and participation rights in distributed and undistributed earnings or losses. The two-class method requires income available to common stockholders for the period to be allocated between each class of common stock based upon their respective rights to receive dividends as if all income for the period had been distributed.

For WISeKey, the dividend rights of the holders of WIHN Class A Shares and WIHN Class B Shares (collectively, the “common stock”) differ. Dividend rights are proportionate to the nominal value of each class of shares. The dividend rights of a WIHN Class B Share with a nominal value of CHF 2.50 are ten times greater than the dividend rights of a WIHN Class A Share with a nominal value of CHF 0.25. Undistributed earnings are allocated to the classes of common stock proportionately to their dividend rights and the resulting net results per share will, therefore, vary for each class of common stock. In line with ASC 260-10-45, the Group has presented the net earnings attributed to its common stock for each class of common stock. The earnings per share calculation is based on the weighted average number of shares in issue of each class.

Below is a summary of the impact of the change in policy on the previous years’ presentation of earnings per share.

	12 months ended December 31,		12 months ended December 31,
	2022	2021	2022	2021
USD	As previously reported		Restated amount

Earnings per Class A Share
Earnings per Class A Share from continuing operations
Basic	-	-	(0.44)	(1.64)
Diluted	-	-	(0.44)	(1.64)
Earnings per Class A Share from discontinued operations
Basic	-	-	(0.87)	(0.04)
Diluted	-	-	(0.87)	(0.04)

Earning per Class A Share attributable to WISeKey International Holding Ltd
Basic	-	-	(1.22)	(1.42)
Diluted	-	-	(1.22)	(1.42)

Earnings per Class B Share
Earnings per Class B Share from continuing operations
Basic	(4.50)	(16.5)	(4.36)	(16.38)
Diluted	(4.50)	(16.5)	(4.36)	(16.38)
Earnings per Class B Share from discontinued operations
Basic	(8.50)	(0.50)	(8.65)	(0.44)
Diluted	(8.50)	(0.50)	(8.65)	(0.44)

Earning per Class B Share attributable to WISeKey International Holding Ltd
Basic	(12.00)	(14.00)	(12.22)	(14.20)
Diluted	(12.00)	(14.00)	(12.22)	(14.20)

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

Our most critical accounting estimates include:

-	Inventory Valuation (see Note 10)

-	Recoverability of deferred tax assets (see Note 32)

-	Revenue recognition (see Note 27)

-	Bonds, mortgages and other long-term debt (see Note 22)

-	Convertible note payable, current and noncurrent (see Note 22)

Fair Value of Financial Instruments

The Group’s financial instruments are primarily composed of cash and cash equivalents, accounts receivable, accounts payable and other current liabilities, other liabilities, and debt obligations.

Fair value is the price that would be received to sell an asset or the amount paid to transfer a liability, also referred to as the “exit price,” in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, as described in Note 6, the fair value measurement classification is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Management’s assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.

Fair values of financial instruments are estimated using public market prices, quotes from financial institutions and other available information. Due to their short-term maturity, the carrying amounts of cash and cash equivalents, accounts receivable and contract assets, accounts payable and other current liabilities approximate their fair values, and management also believes that the carrying values of notes and other receivables and outstanding balances on the Group’s credit and term loan facilities approximate their fair values, based on their specific asset and/or liability characteristics, including having terms consistent with current market conditions. The fair value of convertible note payable is calculated based on the present value of the future cash flows as of the reporting date.

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

Allowance for Credit losses

We recognize an allowance for credit losses to present the net amount of receivables expected to be collected as of the balance sheet date. The allowance is based on the credit losses expected to arise over the asset’s contractual term taking into account historical loss experience, customer-specific data as well as forward-looking estimates. Expected credit losses are estimated individually.

Accounts receivables are written off when deemed uncollectible and are recognized as a deduction from the allowance for credit losses. Expected recoveries, which are not to exceed the amount previously written off, are considered in determining the allowance balance at the balance sheet date.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs are calculated using standard costs, approximating average costs. Finished goods and work-in-progress inventories include material, labor and manufacturing overhead costs. The Group records an inventory valuation allowance based on an analysis of physical deterioration, obsolescence or a comparison to the anticipated demand or market value based on a consideration of marketability and product maturity, demand forecasts, historical trends and assumptions about future demand and market conditions.

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

Nonemployee share-based payment transactions are measured by estimating the fair value of the equity instruments that an entity is obligated to issue, and the measurement date will be consistent with the measurement date for employee share-based payment awards (i.e., grant date for equity-classified awards).

Litigation and Contingencies

Should legal proceedings and tax matters arise, due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management assesses the probability of loss for such contingencies and accrues liability and/or discloses the relevant circumstances, as appropriate.

Income Taxes

Taxes on income are accrued in the same period as the income and expenses to which they relate.

Deferred taxes are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the balance sheet of our companies prepared for consolidation purposes, with the exception of temporary differences arising on investments in foreign subsidiaries where WISeKey has plans to permanently reinvest profits into the foreign subsidiaries.

Deferred tax assets on tax loss carry-forwards are only recognized to the extent that it is “more likely than not” that future profits will be available, and the tax loss carry-forward can be utilized.

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

Government Assistance - Research Tax Credits

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. Our subsidiary WISeKey Semiconductors SAS is eligible to receive such tax credits.

These research tax credits are presented as a reduction of research & development expenses in the income statement when companies that have qualifying expenses can receive such grants in the form of a tax credit irrespective of taxes ever paid or ever to be paid, the corresponding research and development efforts have been completed and the supporting documentation is available. The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first. The tax credit is therefore considered to be a refundable R&D tax credit which is s not within the scope of the income tax standard (ASC 740). It is included in current assets under government assistance in the balance sheet in line with ASC 832.

Earnings per Share

Historically, basic earnings per share were calculated using WISeKey International Holding Ltd’s weighted-average outstanding WIHN Class B Shares. When the effects are not antidilutive, diluted earnings per share were calculated using the weighted-average outstanding WIHN Class B Shares and the dilutive effect of stock options as determined under the treasury stock method. The Company had assessed that the other class of shares, the non-listed WIHN Class A Shares, were not eligible for dividend and, as a result, did not apply the two-class method required for companies with multiple classes of common stock.

However, in the course of 2023, the dividend in kind voted by the board of directors was distributed to both shareholders of WIHN Class B Shares and WIHN Class A Shares. We have therefore amended our presentation of earnings per share to show the allocation between both classes of shares.

As a result of this assessment, basic earnings per share are calculated using the two-class method required for companies with multiple classes of common stock. The two-class method determines net earnings per common share for each class of common stock according to dividends declared or accumulated and participation rights in distributed and undistributed earnings or losses. The two-class method requires income available to common stockholders for the period to be allocated between each class of common stock based upon their respective rights to receive dividends as if all income for the period had been distributed.

For WISeKey, the dividend rights of the holders of WIHN Class A Shares and WIHN Class B Shares (collectively, the “common stock”) differ. Dividend rights are proportionate to the nominal value of each class of shares. The dividend rights of a WIHN Class B Share with a nominal value of CHF 2.50 are ten times greater than the dividend rights of a WIHN Class A Share with a nominal value of CHF 0.25. Undistributed earnings are allocated to the classes of common stock proportionately to their dividend rights and the resulting net results per share will, therefore, vary for each class of common stock. In line with ASC 260-10-45, the Group has presented the net earnings attributed to its common stock for each class of common stock. The earnings per share calculation is based on the weighted average number of shares in issue of each class.

When the effects are not antidilutive, diluted earnings per share is calculated using the weighted-average outstanding common shares and the dilutive effect of stock options as determined under the treasury stock method.

Segment Reporting

Our chief operating decision maker, who is also our Chief Executive Officer, regularly reviews information collated into two segments for purposes of allocating resources and assessing budgets and performance. We report our financial performance based on this segment structure described in Note 33.

Comprehensive Income / (Loss)

Comprehensive income includes net income and other comprehensive income ("OCI"). Other comprehensive income consists of revenues, expenses, gains, and losses to be included in comprehensive income but excluded from net income as listed in ASC 220-10-45-10A.

In line with ASC 220 (Income Statement - Reporting Comprehensive Income), we have elected to report comprehensive income in a single continuous financial statement with two sections: net income and other comprehensive income.

We present each of the components of other comprehensive income separately, based on their nature, in the statement of comprehensive income.

Recent Accounting Pronouncements

Adoption of new FASB Accounting Standard in the current year – Prior-Year Financial Statements not restated:

As of January 1, 2023, the Group adopted Accounting Standards Update (ASU) 2021-08, Business Combinations (topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.

ASU 2021-08 amends ASC 805 to “require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination.” Under current GAAP, an acquirer generally recognizes such items at fair value on the acquisition date. ASU 2021-08 requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606 (meaning the acquirer should assume it has entered the original contract at the same date and using the same terms as the acquiree). This new ASU applies to contract assets and contract liabilities acquired in a business combination and to other contracts that directly/indirectly apply the requirements of ASC 606.

There was no impact on the Group's results upon adoption of the standard.

The group also adopted Accounting Standards Update (ASU) 2022-02, Financial instruments – Credit Losses (Topic 326) Troubled Debt Restructuring and Vintage Disclosures.

ASU 2022-02 eliminates troubled debt restructuring guidance for organizations that adopted the amendments in ASU 2016-13 while providing for additional disclosures for loan modifications. It eliminates guidance for troubled debt restructuring by creditors. In addition to the elimination of TDR guidance, an entity that has adopted ASU 2022-02 no longer considers renewals, modifications, and extensions that result from reasonably expected TDRs in their calculation of the allowance for credit losses in accordance with ASC 326-20. Additionally, ASU 2022-02 enhances disclosure requirements for certain loan modifications by creditors for borrowers experiencing financial difficulty. ASU 2022-02 also amends the vintage disclosure guidance for public business entities.

There was no impact on the Group's results upon adoption of the standard.

New FASB Accounting Standard to be adopted in the future:

In March 2023, The FASB issued ASU No. 2023-01, Leases (Topic 842): Common Control Arrangements, which requires all companies to amortize leasehold improvements associated with common control leases over the asset’s useful life to the common control group regardless of the lease term.

Summary: The amendments allow a private company to elect to account for a common control leasing arrangement using the written terms and conditions without having to determine if those terms and conditions are legally enforceable. If the terms of the arrangement are not in writing, then the entity would apply existing guidance to determine the legally enforceable terms and conditions of the arrangement. The amendments also require leasehold improvements associated with leases between entities under common control to be amortized over the useful life of the improvements until the lessee ceases to control the use of the underlying asset through a lease, at which time the remaining value of the leasehold improvement would be accounted for as a transfer between entities under common control.

Effective Date: ASU 2023-01 is effective for public business entities for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. An entity should apply the amendments prospectively to business combinations occurring on or after the effective dates. Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In October 2023, the FASB issued ASU No 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which amends the disclosure or presentation requirements related to various subtopics in the FASB Accounting Standards Codification (the “Codification”).

Summary: This amendment represents a change to clarify or improve disclosure and presentation requirements of a variety of topics. Also, the amendments align the requirements in the codification with the SEC’s regulations.

Effective Date: ASU 2023-06 effective date for entities subject to SEC disclosure requirements will be the same as the SEC’s effective date to remove the related disclosure from Regulation S-X and Regulation S-K. Each amendment will be effective for all other entities two years later. Entities must adopt all amendments prospectively, and early adoption is prohibited. If by June 30, 2027, the SEC has not removed the existing disclosure requirement from Regulations S-X or S-K, the corresponding disclosure pending requirement will be removed from the Codification and will not become effective.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In November 2023, the FASB issued ASU No 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances current segment disclosures and requires additional disclosures of significant segment expenses.

Summary: The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements.

Effective Date: ASU 2023-07 is effective for public business entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements.

Summary: The intent of this standard is to enhance the decision usefulness of income tax disclosures. The standard applies to all entities subject to ASC Topic 740, Income Taxes. In addition, entities will be required to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes. They will also disclose the amount of income taxes paid (net of refunds) disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than five percent of total income taxes paid. The standard also outlines additional disclosure requirements for all entities and specific updates for public business entities.

Effective Date: ASU 2023-09 is effective for public business entities for fiscal years beginning after December 15, 2024. Early adoption is permitted.

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

The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. We generally do not require collateral on trade accounts receivable. Summarized below are the clients whose revenue were 10% or higher than the respective total consolidated net sales for fiscal years 2023, 2022 or 2021, and the clients whose trade accounts receivable balances were 10% or higher than the respective total consolidated trade accounts receivable balance for fiscal years 2023 and 2022:

	Revenue concentration (% of total net sales)			Receivables concentration (% of total accounts receivable)
	12 months ended December 31,			As at December 31,
	2023	2022	2021	2023	2022
IoT operating segment
Multinational electronics contract manufacturing company	15%	14%	10%	14%	30%
International equipment and software manufacturer	6%	5%	8%	18%	11%
International digital identity & security provider	12%	9%	0%	0%	6%
International software services provider	8%	6%	5%	13%	4%
International telecommunication company	5%	3%	2%	12%	2%
Multinational telecommunication & hardware manufacturing company	4%	5%	5%	11%	7%

Note 6.      Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1, defined as observable inputs such as quoted prices in active markets;

•	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

	As at December 31, 2023		As at December 31, 2022
USD'000	Carrying amount	Fair value	Carrying amount	Fair value	Fair value level	Note ref.
Nonrecurring fair value measurements
Accounts receivable, net of allowance for credit losses	5,471	5,471	2,573	2,573	3	8
Notes receivable, current	63	63	67	67	3	9
Notes receivable from related parties, noncurrent	-	-	64	64	3
Equity securities, at cost	486	486	472	472	3	17
Accounts payable	12,863	12,863	13,401	13,401	3	19
Notes payable	4,164	4,164	4,196	4,196	3	20
Bonds, mortgages and other long-term debt	1,820	1,820	1,850	1,850	3	22
Convertible note payable, noncurrent	1,519	1,846	1,267	1,267	3	22
Recurring fair value measurements
Equity securities, at fair value	-	-	1	1	1	18

In addition to the methods and assumptions we use to record the fair value of financial instruments as discussed above, we used the following methods and assumptions to estimate the fair value of our financial instruments:

-	Accounts receivable, net of allowance for credit losses – carrying amount approximated fair value due to their short-term nature.

-	Notes receivable, current – carrying amount approximated fair value due to their short-term nature.

-	Notes receivable from related parties, noncurrent- carrying amount approximated fair value because time-value considerations are immaterial to the accounts.

-	Equity securities, at cost - no readily determinable fair value, measured at cost minus impairment.

-	Accounts payable – carrying amount approximated fair value due to their short-term nature.

-	Notes payable – carrying amount approximated fair value due to their short-term nature.

-	Bonds, mortgages and other long-term debt – carrying amount approximated fair value.

-	Convertible note payable, noncurrent – fair value is calculated based on the present value of the future cash flows as of the reporting date.

-	Equity securities, at fair value – fair value remeasured as at reporting period.

Note 7.      Cash and cash equivalents

Cash consists of deposits held at major banks and a USD 2.5 million investment with original maturity of 90 days.

Note 8.      Accounts receivable

The breakdown of the accounts receivable balance is detailed below:

	As at December 31,	As at December 31,
USD'000	2023	2022
Trade accounts receivable	5,380	2,463
Allowance for credit losses	(114)	(64)
Accounts receivable from other related parties	178	171
Accounts receivable from shareholders	-	-
Accounts receivable from underwriters, promoters, and employees	-	-
Other accounts receivable	27	3
Total accounts receivable, net of allowance for credit losses	5,471	2,573

As at December 31, 2023 and 2022, accounts receivable from other related parties consisted of a receivable from OISTE in relation to the facilities and personnel hosted by WISeKey SA and WISeKey International Holding Ltd on behalf of OISTE (see Note 36).

Note 9.      Notes receivable, current

As at December 31, 2023, the notes receivable, current consisted of:

-	a loan to an employee of CHF 61,818 (USD 63,268 268 and USD 66,872 at closing rate on December 31, 2023 and 2022 respectively). The loan bears an interest rate of 0.5% per annum. The loan and accrued interest were initially to be repaid in full on or before December 31, 2021, extended to December 31, 2022. In exchange for the loan, the employee has pledged the 60,000 ESOP options that he holds on WIHN Class B Shares (see Note 29).

-	a short-term receivable from Carlos Moreira in an amount of CHF 397.21 (USD 472.11) made up of non-business expenses on his company credit card, not yet repaid as at December 31, 2023 (see Note 36).

Note 10.      Inventories

Inventories consisted of the following:

	As at December 31,	As at December 31,
USD'000	2023	2022
Raw materials	1,025	4,523
Work in progress	4,205	2,987
Total inventories	5,230	7,510

In the years ended December 31, 2023, 2022 and 2021, the Group recorded an inventory valuation allowance in the income statement in an amount of, respectively, USD 220,289, USD 204,211 and USD 57,302 on raw materials, and USD 373,469, USD 349,623 and USD 404,509 on work in progress.

Note 11.      Government assistance

WISeKey Semiconductors SAS is eligible for research tax credits provided by the French government (see Note 4 Summary of significant accounting policies). As at December 31, 2023 and December 31, 2022, the receivable balances in respect of these research tax credits owed to the Group were respectively USD 1,718,248 and USD 692,314. The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first. However, due to administrative delays, the R&D tax credit due at December 31, 2022 was not paid in full in 2023, therefore the balance as at December 31, 2023 is the aggregate of USD 1,052,514 (at closing rate) tax credit earned in relation to the year 2023 and USD 665,734 (at closing rate) in relation to prior periods. Refundable R&D tax credits are considered to be government assistance in line with ASC 832.

Note 12.      Other current assets

Other current assets consisted of the following:

	As at December 31,	As at December 31,
USD'000	2023	2022
Value-Added Tax receivable	657	352
Advanced payment to suppliers	346	1,025
Deposits, current	5	3
Total other current assets	1,008	1,380

Note 13.      Property, plant and equipment

Property, plant and equipment, net consisted of the following:

	As at December 31,	As at December 31,
USD'000	2023	2022
Machinery & equipment	6,997	4,132
Office equipment and furniture	3,186	2,944
Computer equipment and licenses	1,861	1,558
Total property, plant and equipment gross	12,044	8,634

Accumulated depreciation for:
Machinery & equipment	(3,963)	(3,707)
Office equipment and furniture	(3,044)	(2,703)
Computer equipment and licenses	(1,645)	(1,382)
Total accumulated depreciation	(8,652)	(7,792)
Total property, plant and equipment, net	3,392	842
Depreciation charge from continuing operations for the year	624	443

The depreciation charge from continuing operations for the year 2021 was USD 491,137.

In 2023, WISeKey did not identify any events or changes in circumstances indicating that the carrying amount of any asset may not be recoverable. As a result, WISeKey did not record any impairment charge on property, plant and equipment in the year 2023.

The useful economic life of property plant and equipment is as follows:

•	Office equipment and furniture:	2 to 5 years

•	Production masks	5 years

•	Production tools	3 years

•	Licenses	3 years

•	Software	1 year

Note 14.      Intangible assets

Intangible assets and future amortization expenses consisted of the following:

	As at December 31,	As at December 31,
USD'000	2023	2022
Intangible assets not subject to amortization:
Cryptocurrencies	96	96
Intangible assets subject to amortization:
Trademarks	149	136
Patents	2,281	2,281
License agreements	12,132	11,195
Other intangibles	6,933	6,393
Total intangible assets gross	21,591	20,101
Accumulated amortization for:
Trademarks	(149)	(136)
Patents	(2,281)	(2,281)
License agreements	(12,132)	(11,193)
Other intangibles	(6,933)	(6,393)
Total accumulated amortization	(21,495)	(20,003)
Total intangible assets subject to amortization, net	-	2
Total intangible assets, net	96	98
Amortization charge from continuing operations for the year	1	69

The amortization charge from continuing operations for the year 2021 was USD 72,872.

Intangible assets not subject to amortization are made up of a balance of USD 96,164 in cryptocurrencies acquired in the normal course of business to allow the Group to make purchases in cryptocurrencies. The cryptocurrency balance was initially recorded at cost. The Group did not identify any impairment factors in the year ended December 31, 2023. Therefore, no impairment losses were recorded in the year ended December 31, 2023 and the balance as at December 31, 2023 remains USD 96,164.

The useful economic life of intangible assets is as follow:

•	Trademarks:	5 to 10 years

•	Patents:	5 to 10 years

•	License agreements:	3 to 5 years

•	Other intangibles:	3 to 10 years

All intangible assets subject to amortization were fully amortized as at December 31, 2023, therefore there are no amortization charges expected in future years.

Note 15.      Leases

WISeKey has historically entered into a number of lease arrangements under which it is the lessee. As at December 31, 2023, WISeKey holds nine operating leases, and one short-term lease. The short-term leases and operating leases relate to premises and office equipment. We do not sublease. All of our operating leases include multiple optional renewal periods which are not reasonably certain to be exercised.

In the years 2023, 2022, and 2021 we recognized rent expenses associated with our leases as follows:

	12 months ended December 31,
USD'000	2023	2022	2021
Finance lease cost:
Amortization of right-of-use assets	-	33	68
Interest on lease liabilities	-	1	7
Operating lease cost:
Fixed rent expense	668	587	695
Short-term lease cost	-	2	7
Net lease cost from continuing operations	668	623	777
Lease cost - Cost of sales	-	-	-
Lease cost - General & administrative expenses	668	623	777
Net lease cost from continuing operations	668	623	777

In the years 2023 and 2022, we had the following cash and non-cash activities associated with our leases:

	As at December 31,	As at December 31,
USD'000	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	-	61
Operating cash flows from operating leases	614	610
Financing cash flows from finance leases	-	1
Non-cash investing and financing activities :
Net lease cost from continuing operations	668	623
Additions to ROU assets obtained from:
New operating lease liabilities	66	56

The following table provides the details of right-of-use assets and lease liabilities as of December 31, 2023:

As at December 31, 2023
USD'000
Right-of-use assets:
Operating leases	2,052
Total right-of-use assets	2,052
Lease liabilities:
Operating leases	2,081
Total lease liabilities	2,081

As at December 31, 2023, future minimum annual lease payments were as follows:

	USD'000	USD'000	USD'000	USD'000
Year	Operating	Short-term	Finance	Total
2024	641	-	-	641
2025	615	-	-	615
2026	561	-	-	561
2027	292	-	-	292
2028 and beyond	160	-	-	160
Total future minimum operating and short-term lease payments	2,269	-	-	2,269
Less effects of discounting	(188)	-	-	(188)
Lease liabilities recognized	2,081	-	-	2,081

As of December 31, 2023, the weighted-average remaining lease term was 3.81 years for operating leases.

For our operating leases and because we generally do not have access to the implicit rate in the lease, we calculated an estimate rate based upon the estimated incremental borrowing rate of the entity holding the lease. The weighted average discount rate associated with operating leases as of December 31, 2023 was 4.70% and as of December 31, 2022 was 3.21%.

Note 16.      Goodwill

We test goodwill for impairment annually on October 1st, or as and when indicators of impairment arise. As at October 1, 2023, the fair value of the net assets of the reporting unit concerned by goodwill was superior to the carrying value of the net assets and goodwill allocated. After October 1, 2023, there were no impairment indicators identified triggering a new impairment test. Therefore, no impairment loss was recorded in 2023.

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

USD'000	IoT Segment	Total
Goodwill balance as at December 31, 2021	8,317	8,317
Goodwill acquired during the year	-	-
Impairment losses	-	-
As at December 31, 2022
Goodwill	8,317	8,317
Accumulated impairment losses	-	-
Goodwill balance as at December 31, 2022	8,317	8,317
Goodwill acquired during the year	-	-
Impairment losses	-	-
As at June December 31, 2023
Goodwill	8,317	8,317
Accumulated impairment losses	-	-
Goodwill balance as at December 31, 2023	8,317	8,317

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

Note 17.      Equity securities, at cost

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

As at December 31, 2023, we performed a qualitative assessment to consider potential impairment indicators. We made reasonable efforts to identify any observable transactions of identical or similar investments but did not identify any such transaction. Therefore, no impairment loss was recorded in the year to December 31, 2023, and the carrying value of the FOSSA investment as at December 31, 2023 was EUR 440,000 (USD 485,715 at closing rate).

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

The Tarmin Warrant was assessed as an equity investment without a readily determinable fair value, initially recognized on the balance sheet at USD 7 million. In 2020, we recorded an impairment loss of the full USD 7 million then carrying value of the Tarmin Warrant. Therefore, the carrying value of the Tarmin Warrant as at December 31, 2023 is USD nil.

Note 18.      Equity securities, at fair value

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

As at December 31, 2023, OpenLimit Holding AG has gone into liquidation. As a result, WISeKey decided to write-off the investment in full, hence an expense USD 1,180 was recorded in the income statement as part of non-operating expenses in year ended December 31, 2023.

Note 19.      Accounts payable

The accounts payable balance consisted of the following:

	As at December 31,	As at December 31,
USD'000	2023	2022
Trade creditors	3,568	5,207
Accounts payable to Board Members	826	353
Accounts payable to other related parties	104	70
Accounts payable to underwriters, promoters, and employees	4,200	3,918
Other accounts payable	4,165	3,853
Total accounts payable	12,863	13,401

As at December 31, 2023, accounts payable to Board Members are made up of:

-	a balance of CHF 386,683 (USD 459,600) payable to Carlos Moreira in relation to accrued bonus and social charges thereon (see Note 36 for detail), and

-	a balance of CHF 248,480 (USD 295,337) payable to Peter Ward in relation to accrued bonus and social charges thereon (see Note 36 for detail).

-	a total balance of USD 71,000 payable to other Board Members in relation to their board fee (see Note 36 for detail).

As at December 31, 2023, accounts payable to other related parties are made up of CHF 87,595 (USD 104,114) payable to (see Note 36 for detail).

Accounts payable to underwriters, promoters and employees consist primarily of payable balances to employees in relation to holidays, bonus and 13th month accruals across WISeKey.

Other accounts payable are mostly amounts due or accrued for professional services (e.g. legal, accountancy, and audit services) and accruals of social charges in relation to the accrued liability to employees.

Note 20.      Notes payable

Notes payable consisted of the following:

	As at December 31,	As at December 31,
USD'000	2023	2022
Short-term loan	4,085	4,121
Short-term loan from shareholders	79	75
Total notes payable	4,164	4,196

As at December 31, 2023, the current notes payable balance was made up of:

-	a USD 4,030,000 short-term loan with ExWorks (see detail in Note 22), and

-	a CHF 46,600 (USD 55,388) current portion of the Covid loans with UBS (see Note 22).

As at December 31, 2023, the short-term loan from shareholders was made up of loans from the noncontrolling shareholders of WISeKey SAARC for a total amount of USD 78,950 at closing rate (USD 75,038 as at December 31, 2022). These loans do not bear interest. See Note 36 for detail.

The weighted–average interest rate on current notes payable, excluding loans from shareholders at 0% interest rate, was respectively 10% and 10% per annum as at December 31, 2023 and December 31, 2022.

Note 21.      Other current liabilities

Other current liabilities consisted of the following:

	As at December 31,	As at December 31,
USD'000	2023	2022
Other tax payable	319	108
Customer contract liability, current	353	105
Other current liabilities	160	196
Total other current liabilities	832	409

Note 22.      Loans and line of credit

Credit Agreement with ExWorks Capital Fund I, L.P

On April 4, 2019, WISeCoin AG (“WISeCoin”), an affiliate of the Group, signed a credit agreement with ExWorks. Under this credit agreement, WISeCoin was granted a USD 4,000,000 term loan and may add up to USD 80,000 accrued interest to the loan principal, hence a maximum loan amount of USD 4,080,000. The loan bears an interest rate of 10% p.a. payable monthly in arrears. The maturity date of the arrangement was April 4, 2020, therefore all outstanding balances are classified as current liabilities in the balance sheet. ExWorks can elect to have part or all of the principal loan amount and interests paid either in cash or in WISeCoin Security Tokens (the “WCN Token”) as may be issued by WISeCoin from time to time. As at June 30, 2019, the conversion price was set at CHF 12.42 per WCN Token based on a non-legally binding term sheet.

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

As at December 31, 2023, the loan had not been repaid and the outstanding borrowings were USD 4,030,000, meaning that the loan is past due under the terms of the credit agreement with ExWorks. The Group has been in contact with ExWorks regarding a potential sale of its investment in Tarmin, a company in which ExWorks is also a significant shareholder (see Note 17). It is the view of the management of the Group that the sale of the investment in Tarmin and the repayment of the credit agreement are codependent and therefore the loan will be repaid at such time as the investment is sold. ExWorks continues to charge interest on the loan at the rate of 10% p.a. and has not launched any formal recovery proceedings as of the date of this report.

Loan Agreements with UBS SA

On March 26, 2020, two members of the Group, WISeKey International Holding Ltd and WISeKey SA, entered into the Covid loans to borrow funds under the Swiss Government supported COVID-19 Credit Facility with UBS SA. Under the terms of the Agreement, UBS has lent such Group members a total of CHF 571,500. The loans are repayable in full by March 30, 2028, as amended, being the eighth anniversary of the date of deposit of the funds by UBS. Semi-annual repayments have started since March 31, 2022, and will be spread on a linear basis over the remaining term. Full repayment of the loans is permitted at any time. The interest rate is determined by Swiss COVID-19 Law and currently the Covid loans carry an interest rate of 0%. There were no fees or costs attributed to the Covid loans and as such there is no debt discount of debt premium associated with the loan facility.

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

During the year ended December 31, 2023, the loans accrued interest in a total amount of CHF 715 (USD 850) and WISeKey repaid CHF 232,400 out of the loans, bringing the total repayment to date to CHF 386,200 (USD 459,027 at closing rate). Therefore, as at December 31, 2023, the outstanding balance on the loans was CHF 185,300 (USD 220,243).

Credit Agreement with L1 Capital Global Opportunities Master Fund

On June 29, 2021, WISeKey entered into an Agreement for the Subscription of up to $22M Convertible Notes (the “L1 Facility”) with L1 Capital Global Opportunities Master Fund (“L1”), pursuant to which L1 committed to grant a loan to WISeKey for up to a maximum amount of USD 22 million divided into tranches of variable sizes, during a commitment period of 24 months ending June 28, 2023. The initial tranche was agreed in the L1 Facility agreement as USD 11 million to be funded on June 29, 2021 (the “L1 Initial Tranche”). For the remaining facility, WISeKey has the right to request L1 to subscribe for four additional note tranches of USD 2,750,000 each or any other amount agreed between the parties, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into convertible notes of USD 100,000 each that bear interest of 6% per annum. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares within a period of 24 months from issuance (the “L1 Conversion Period”). Conversion takes place upon request by L1 during the L1 Conversion Period, but in any case no later than at the expiry of the L1 Conversion Period. Each calendar month, L1 can request conversion of up to 12.5% of the principal amount of all issued tranches at a conversion price of 95% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date, and , should L1 wish to convert more than 12.5% of the principal amount of all issued tranches in a calendar month, the conversion price for the additional converted amounts is set at the higher of (i) the Fixed Conversion price applicable to relevant tranche, and (ii) 95% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date (the “Original L1 Conversion Price”).

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

Debt issue costs made up of legal expenses of USD 36,745, a commission of USD 802,500 to the placement agent, a fee of USD 220,000 to L1 representing 2% of the principal value of the initial tranche, and a subscription fee of USD 220,000 to L1 representing 2% of the principal value of the initial tranche payable in WIHN Class B Shares were due upon issuance of the Initial Tranche and recorded as a debt discount against the L1 Initial Tranche principal amount. The subscription fee was paid in WIHN Class B Shares and was fair valued at CHF 183,901 (USD 200,871) based on the market value of the shares at issuance. Upon subscription of each subsequent tranche under the L1 Facility, debt issue costs corresponding to the fair value of the L1 subscription fee payable in WIHN Class B Shares representing 2% of the principal value of the subscribed funds and an L1 fee representing 2% of the principal value of the subscribed funds will be recorded as a debt discount against each tranche.

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

On March 3 ,2022, WISeKey and L1 entered into the Second Amendment to the Subscription Agreement (the “L1 Second Amendment”), pursuant to which, for the remaining facility of USD 5 million, WISeKey has the right to request L1 to subscribe for five “additional accelerated” note tranches (the “L1 Additional Accelerated Tranches”) of between USD 1 million and USD 5 million each or any other amount agreed between the parties, up until March 2, 2024, subject to certain conditions. The terms and conditions of the L1 Additional Accelerated Tranches issued under the L1 Second Amendment remain the same as the terms and conditions of the L1 Facility except for the conversion price of the L1 Additional Accelerated Tranches which is the New L1 Conversion Price.

In line with ASC 470-50-15-3, the New L1 Conversion Price under the L1 First Amendment was assessed as a change to the conversion privileges provided in the L1 Facility for the purpose of inducing conversion, whereby the New L1 Conversion Price provides a reduction of the Original L1 Conversion Price and results in the issuance of additional WIHN Class B Shares, which is governed by ASC 470-20-40. Therefore, in line with ASC 470-20-40-16 and ASC 470-20-40-17, for conversions of L1 Accelerated Tranches and L1 Additional Accelerated Tranches, we recognize the fair value of the additional shares delivered by applying the New L1 Conversion Price in comparison with the Original L1 Conversion Price as an expense to the income statement classified as debt conversion expense.

Additionally, per the terms of the L1 Facility, upon each tranche subscription under the L1 Facility and the L1 First Amendment, WISeKey granted L1 the option to acquire WIHN Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WIHN Class B Shares on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 250. The number of warrants granted at each tranche subscription was calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. In line with ASC 470-20-25-2, for each subscription, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement was fair valued at grant using the Black-Scholes model and the market price of WIHN Class B Shares on the date of the subscription. The fair value of the debt was calculated using the discounted cash flow method.

During the year to December 31, 2021, WISeKey made a total of six subscriptions for a total of USD 17 million under the L1 Facility and the L1 First Amendment. Per the terms of the L1 Facility, WISeKey issued L1 with a total of 61,576 warrants on WIHN Class B Shares at an exercise price of CHF 250. The warrant agreements were all assessed as equity instruments and were fair valued at grant at an aggregate amount of USD 479,872 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant. For each subscription, the fair value of the debt was calculated using the discounted cash flow method then, applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host and the credit entry was booked in additional paid-in capital (“APIC”). The cumulated fair value of the debt for the six subscriptions was USD 17,819,019, with a cumulated debt discount in relation to warrants of USD 445,331.

In the year ended December 31, 2021, L1 converted a total of USD 8.2 million out of the L1 Initial Tranche and USD 5.3 million out of the L1 Accelerated Tranches, resulting in the delivery of a total of 237,176 WIHN Class B Shares. A debt discount charge of USD 185,528 was amortized to the income statement, a debt conversion expense of USD 325,424 was recorded in the income statement, and a total debit of USD 1,376,983 was booked to APIC on conversions as per ASC 470-02-40-4.

During the year to December 31, 2022, WISeKey made a total of six subscriptions for a total of USD 5 million under the L1 Facility and the L1 Second Amendment. Per the terms of the L1 Facility, WISeKey issued L1 with a total of 98,231 warrants on WIHN Class B Shares at an exercise price of CHF 250. The warrant agreements were all assessed as equity instruments and were fair valued at grant at an aggregate amount of USD 12,856 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant. For each subscription, the fair value of the debt was calculated using the discounted cash flow method then, applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host and the credit entry was booked in APIC. The cumulated fair value of the debt for the six subscriptions was USD 5,171,238, with a cumulated debt discount in relation to warrants of USD 11,831.

In the year ended December 31, 2022, L1 converted a total of USD 2.8 million out of the L1 Initial Tranche, and USD 4.3 million out of the L1 Accelerated Tranches and L1 Additional Accelerated Tranches, resulting in the delivery of a total of 584,512 WIHN Class B Shares. A debt discount charge of USD 87,795 was amortized to the income statement, a debt conversion expense of USD 366,116 was recorded in the income statement, and a total debit of USD 304,019 was booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2022, the L1 Facility had been fully drawn. Convertible notes in an aggregate amount of USD 1,400,000 remained unconverted and the unamortized debt discount balance was USD 133,471, hence a carrying value of USD 1,266,529.

During the year ended December 31, 2023, L1 converted a total of USD 1.2 million out of the L1 Additional Accelerated Tranches, resulting in the delivery of a total of 145,975 WIHN Class B Shares. A debt discount charge of USD 16,094 was amortized to the income statement, a debt conversion expense of USD 177,209 was recorded in the income statement, and a total debit of USD 69,560 was booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2023, convertible notes in an aggregate amount of USD 200,000 remained unconverted and the unamortized debt discount balance was USD 9,728, hence a carrying value of USD 190,272.

Credit Agreement with Anson Investments Master Fund LP

On June 29,2021, WISeKey entered into an Agreement for the Issuance and Subscription of Convertible Notes (the “Anson Facility”) with Anson Investments Master Fund LP (“Anson”), pursuant to which Anson committed to grant a loan to WISeKey for up to a maximum amount of USD 22 million divided into tranches of variable sizes, during a commitment period of 24 months ending June 28, 2023. The initial tranche was agreed in the Anson Facility agreement as USD 11 million to be funded on June 29, 2021 (the “Anson Initial Tranche”). For the remaining facility, WISeKey has the right to request Anson to subscribe for four additional note tranches of USD 2,750,000 each or any other amount agreed between the parties, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into convertible notes of USD 100,000 each that bear interest of 6% per annum. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares within a period of 24 months from issuance (the “Anson Conversion Period”). Conversion takes place upon request by Anson during the Anson Conversion Period, but in any case no later than at the expiry of the Anson Conversion Period. Each calendar month, Anson can request conversion of up to 12.5% of the principal amount of all issued tranches at a conversion price of 95% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date, and, should Anson wish to convert more than 12.5% of the principal amount of all issued tranches in a calendar month, the conversion price for the additional converted amounts is set at the higher of (i) the Fixed Conversion price applicable to relevant tranche, and (ii) 95% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date (the “Original Anson Conversion Price”).

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

Debt issue costs made up of legal expenses of USD 4,197, a commission of USD 802,500 to the placement agent, a fee of USD 220,000 to Anson representing 2% of the principal value of the Anson Initial Tranche, and a subscription fee of USD 220,000 to Anson representing 2% of the principal value of the Anson Initial Tranche payable in WIHN Class B Shares were due upon issuance of the Anson Initial Tranche and recorded as a debt discount against the Anson Initial Tranche principal amount. The subscription fee was paid in WIHN Class B Shares and was fair valued at CHF 183,901 (USD 200,871) based on the market value of the shares at issuance. Upon subscription of each subsequent tranche under the Anson Facility, debt issue costs corresponding to the fair value of the subscription fee payable in WIHN Class B Shares representing 2% of the principal value of the subscribed funds and a fee representing 2% of the principal value of the subscribed funds will be recorded as a debt discount against each tranche.

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

Additionally, per the terms of the Anson Facility, upon each tranche subscription under the Anson Facility and the Anson First Amendment, WISeKey granted Anson the option to acquire WIHN Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WIHN Class B Shares on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 250. The number of warrants granted at each tranche subscription was calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. In line with ASC 470-20-25-2, for each subscription, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement was fair valued at grant using the Black-Scholes model and the market price of WIHN Class B Shares on the date of the subscription. The fair value of the debt was calculated using the discounted cash flow method.

During the year ended December 31, 2021, WISeKey made a total of three subscriptions for a total of USD 16.5 million under the Anson Facility and the Anson First Amendment. Per the terms of the Anson Facility, WISeKey issued Anson with a total of 56,437 warrants on WIHN Class B Shares at an exercise price of CHF 5. The warrant agreements were all assessed as equity instruments and were fair valued at grant at an aggregate amount of USD 480,046 using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant. For each subscription, the fair value of the debt was calculated using the discounted cash flow method then, applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host and the credit entry was booked in APIC. The cumulated fair value of the debt for the three subscriptions was USD 17,000,080, with a cumulated debt discount in relation to warrants of USD 453,095.

During the year ended December 31, 2021, Anson converted a total of USD 9.8 million out of the Anson Initial Tranche, resulting in the delivery of a total of 164,565 WIHN Class B Shares. A debt discount charge of USD 248,449 was amortized to the income statement, and a total debit of USD 1,182,876 was booked to APIC on conversions as per ASC 470-02-40-4.

During the year ended December 31, 2022, WISeKey did not make any new subscriptions under the Anson Facility.

During the year ended December 31, 2022, Anson converted a total of USD 1.2 million out of the Anson Initial Tranche, and USD 5.5 million out of the Anson Accelerated Tranches, resulting in the delivery of a total of 287,033 WIHN Class B Shares. A debt discount charge of USD 79,707 was amortized to the income statement, a debt conversion expense of USD 460,956 was recorded in the income statement, and a total debit of USD 222,195 was booked to APIC on conversions as per ASC 470-02-40-4.

During the year ended December 31, 2023, WISeKey made four subscriptions under the Anson Facility and the Anson Second Amendment as follows:

-	On February 3, 2023, an Anson Additional Accelerated Tranche for convertibles notes in the amount USD 500,000. The funds were received on February 7, 2023. On February 3, 2023, in line with the terms of the Anson Facility, WISeKey issued Anson with 10,672 warrants on WIHN Class B Shares at an exercise price of CHF 250.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD nil using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 11.025. The fair value of the debt was calculated using the discounted cash flow method as USD 481,711.

-	On March 1, 2023, an Anson Additional Accelerated Tranche for convertibles notes in the amount USD 1,000,000. The funds were received on March 2, 2023. On March 1, 2023, in line with the terms of the Anson Facility, WISeKey issued Anson with 18,704 warrants on WIHN Class B Shares at an exercise price of CHF 250.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD nil using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 12.375. The fair value of the debt was calculated using the discounted cash flow method as USD 963,627.

-	On April 27, 2023, an Anson Additional Accelerated Tranche for convertibles notes in the amount USD 1,000,000. The funds were received on April 28, 2023. On April 27, 2023, in line with the terms of the Anson Facility, WISeKey issued Anson with 19,689 warrants on WIHN Class B Shares at an exercise price of CHF 250.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD nil using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 11.275. The fair value of the debt was calculated using the discounted cash flow method as USD 962,885.

-	On June 15, 2023, an Anson Additional Accelerated Tranche for convertibles notes in the amount USD 1,000,000. The funds were received on June 15, 2023. On June 15, 2023, in line with the terms of the Anson Facility, WISeKey issued Anson with 23,339 warrants on WIHN Class B Shares at an exercise price of CHF 250.00. The warrant agreement was assessed as an equity instrument and was fair valued at grant at an amount of USD nil using the Black-Scholes model and the market price of WIHN Class B Shares on the date of grant of CHF 9.70. The fair value of the debt was calculated using the discounted cash flow method as USD 963,246.

During the year ended December 31, 2023, Anson converted a total of USD 3.5 million out of the Anson Additional Accelerated Tranches, resulting in the delivery of a total of 558,213 WIHN Class B Shares. A debt discount charge of USD 33,695 was amortized to the income statement, a debt conversion expense of USD 385,035 was recorded in the income statement, and a total credit of USD 68,730 was booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2023, all convertible notes had been converted, hence a USD nil carrying value. At the end of the official commitment period on June 28, 2023, the outstanding Anson Facility available was USD 2 million which management believes may be the subject of a later amendment.

Production Capacity Investment Loan Agreement

In November 2022, WISeKey entered into a loan agreement with a third-party client to borrow funds for the purpose of increasing their production capacity.  Under the terms of the Agreement, the client has lent to WISeKey a total of USD 2,000,000. The loan will be reimbursed by way of a volume rebate against future sales volumes from the WISeKey Semiconductors group to the client during the period from July 1, 2023, through to December 31, 2025.  The volume rebate is based upon quarterly sales volumes in excess of a base limit on a yearly projected basis. Any amount still outstanding as at December 31, 2025 falls due for repayment on this date.  The loan does not bear any interest and there were no fees or costs attributed to the loan.

An unamortized debt discount totaling USD 511,128 was calculated and booked to APIC in 2022.  WISeKey had not repaid any amount as at December 31, 2022, and no debt discount charge was recorded to the income statement in 2022. As at December 31, 2022, the loan balance was USD 2 million and the unamortized debt discount balance was USD 511,128, leaving a carrying value of USD 1,488,872.

As of December 31, 2023, WISeKey has not repaid any amount. The Group recorded a debt discount amortization expense of USD 164,924 in the year 2023. Therefore, as at December 31, 2023, the loan balance remains USD 2 million with an unamortized debt discount balance of USD 346,204, thus leaving a carrying value of USD 1,653,796.

Share Purchase Agreement with L1 Capital Global Opportunities Master Fund

On July 11, 2023, the Group entered into a Securities Purchase Agreement (the “L1 SPA”) with L1 pursuant to which L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes (the “L1 Notes”). The L1 Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The L1 Notes will be convertible into ordinary shares of SEALSQ Corp, partially or in full, at an initial conversion price equal to the lesser of (i) USD 30 per ordinary share and (ii) 92% of the lowest daily volume weighted average price of the ordinary shares during the ten trading days immediately preceding the notice of partial or full conversion of the L1 Note, with a floor price of USD 2.50.

Due to L1’s option to convert the loan in part or in full at any time before maturity, the L1 SPA was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that L1 will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the L1 SPA was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Additionally, per the terms of the L1 SPA, upon each tranche closing under the L1 SPA, SEALSQ will grant L1 the option to acquire ordinary shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the ordinary shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. In line with ASC 470-20-25-2, for each tranche closing, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of the ordinary shares on the tranche closing date. The fair value of the debt is calculated using the discounted cash flow method.

The first tranche of USD 5 million was funded on July 12, 2023, by L1. SEALSQ issued to L1 (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “First L1 Note”), convertible into SEALSQ’s ordinary shares, and (ii) 122,908 warrants on the ordinary shares of SEALSQ with a 5-year maturity (the “First Tranche Warrant”). SEALSQ also created a capital reserve of 8,000,000 ordinary shares from its duly authorized ordinary shares for issuance under the First L1 Note and the First Tranche Warrant. Debt issue costs made up of legal expenses totaling USD 114,832 and a commission of USD 250,000 to the placement agent were due upon issuance of the First L1 Note, and a fee of USD 200,000 representing 4% of the principal value of the First L1 Note was paid to L1 at closing.

The First Tranche Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 632,976 using the Black-Scholes model and the market price of the ordinary shares of SEALSQ on the date of grant of USD 11.42. The fair value of the debt was calculated using the discounted cash flow method as USD 4,987,363. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 563,112, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 323,744 and a debit to APIC of USD 41,088. Including the fee paid to L1, a total debt discount of USD 1,086,856 was recorded against the First L1 Note’s principal amount.

During the year ended December 31, 2023, L1 converted a total of USD 4 million of the First L1 Note, resulting in the delivery of a total of 3,940,630 ordinary shares of SEALSQ. A debt discount charge of USD 210,290 was amortized to the income statement and unamortized debt discounts totaling USD 705,572 were booked to APIC on conversions in line with ASC 470-02-40-4.

As at December 31, 2023, the outstanding L1 SPA available was USD 5 million, the unconverted balance on the First L1 Note was USD 1 million and the unamortized debt discount balance was USD 170,994, hence a carrying value of USD 829,006.

Share Purchase Agreement with Anson Investments Master Fund

On July 11, 2023, the Group entered into a Securities Purchase Agreement (the “Anson SPA”) with Anson, pursuant to which Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes (the “Anson Notes”). The Anson Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The Anson Notes will be convertible into ordinary shares of SEALSQ Corp, partially or in full, at an initial conversion price equal to the lesser of (i) USD 30 per ordinary share and (ii) 92% of the lowest daily volume weighted average price of the ordinary shares during the ten trading days immediately preceding the notice of partial or full conversion of the Note, with a floor price of USD 2.50.

Due to Anson’s option to convert the loan in part or in full at any time before maturity, the Anson SPA was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that Anson will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the Anson SPA was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Additionally, per the terms of the Anson SPA, upon each tranche closing under the Anson SPA, SEALSQ will grant Anson the option to acquire ordinary shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the ordinary shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. In line with ASC 470-20-25-2, for each tranche closing, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of the ordinary shares on the tranche closing date. The fair value of the debt is calculated using the discounted cash flow method.

The first tranche of USD 5 million was funded on July 12, 2023, by Anson. SEALSQ issued to Anson (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “First Anson Note”), convertible into SEALSQ’s ordinary shares, and (ii) 122,908 warrants on the ordinary shares of SEALSQ with a 5-year maturity (the “First Tranche Warrant”). SEALSQ also created a capital reserve of 8,000,000 ordinary shares from its duly authorized ordinary shares for issuance under the First Anson Note and the First Tranche Warrant. Debt issue costs made up of legal expenses totaling USD 64,832 and a commission of USD 250,000 to the placement agent were due upon issuance of the First Anson Note, and a fee of USD 200,000 representing 4% of the principal value of the First Anson Note was paid to Anson at closing.

The First Tranche Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 632,976 using the Black-Scholes model and the market price of the ordinary shares of SEALSQ on the date of grant of USD 11.42. The fair value of the debt was calculated using the discounted cash flow method as USD 4,987,363. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 563,112, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 279,375 and a debit to APIC of USD 35,457. Including the fee paid to Anson, a total debt discount of USD 1,042,487 was recorded against the First Anson Note’s principal amount.

During the year ended December 31, 2023, Anson converted a total of USD 4,175,000 of the First Anson Note, resulting in the delivery of a total of 3,996,493 ordinary shares of SEALSQ. A debt discount charge of USD 198,984 was amortized to the income statement and unamortized debt discounts totaling USD 708,062 were booked to APIC on conversions in line with ASC 470-02-40-4.

Additionally, on July 10, 2023, the Group issued 8,184 new ordinary shares of SEALSQ to Anson as a result of a share ledger correction, thus a total delivery for the year of 4,004,677 ordinary shares.

As at December 31, 2023, the outstanding Anson SPA available was USD 5 million, the unconverted balance on the First Anson Note was USD 825,000 and the unamortized debt discount balance was USD 135,441, hence a carrying value of USD 689,559.

Note 23.      Employee benefit plans

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

The pension liability calculated as at December 31, 2023 is based on annual personnel costs and assumptions as of December 31, 2023.

Personnel Costs	As at December 31,	As at December 31,	As at December 31,
USD'000	2023	2022	2021
Wages and Salaries	12,507	12,401	12,208
Social security contributions	3,611	3,123	3,320
Net service costs	449	422	671
Other components of defined benefit plans, net	(45)	14	(78)
Total	16,522	15,960	16,121

	As at December 31,
Assumptions	2023	2023	2022	2022	2021	2021
	France	Switzerland	France	Switzerland	France	Switzerland
Discount rate	3.05%	1.52%	3.65%	2.25%	0.75%	0.33%
Expected rate of return on plan assets	n/a	3.04%	n/a	3.00%	n/a	1.50%
Salary increases	3%	2%	3%	1.50%	3%	1.50%

For WISeKey SA and WISeKey International Holding Ltd’s funded plans, the expected long-term rate of return on assets is based on the pension fund’s asset allocation.

As at December 31, 2023 and December 31, 2022 the Group’s accumulated benefit obligation amounted respectively to USD 13,879,000 and USD 11,665,000.

Reconciliation to Balance Sheet start of year
USD'000
Fiscal year	2023	2022	2021

Fair value of plan assets	(10,108)	(12,169)	(12,332)
Projected benefit obligation	11,867	16,938	19,100
Surplus/deficit	1,759	4,769	6,768
Opening balance sheet liability / (asset) (funded status)	1,759	4,769	6,768

Reconciliation of benefit obligation during the year
Projected benefit obligation at start of year	11,867	16,938	19,100
Net service cost	237	213	263
Interest expense	279	52	29
Plan participant contributions	98	98	153
Net benefits paid to participants	(100)	(2,225)	(278)
Prior service costs	(19)	-	(123)
Actuarial losses / (gains)	606	(2,892)	(1,407)
Curtailment & Settlement	-	-	(194)
Currency translation adjustment	1,175	(317)	(605)
Projected benefit obligation at end of year	14,143	11,867	16,938

Reconciliation of plan assets during year
Fair value of plan assets at start of year	(10,108)	(12,169)	(12,332)
Employer contributions paid over the year	(184)	(190)	(263)
Plan participant contributions	(98)	(98)	(153)
Net benefits paid to participants	78	2,201	162
Interest income	(311)	(157)	(177)
Return in plan assets, excl amounts included in net interest	501	82	224
Currency translation adjustment	(1,020)	223	370
Fair value of plan assets at end of year	(11,142)	(10,108)	(12,169)

Reconciliation to balance sheet end of year
Fair value of plan assets	(11,142)	(10,108)	(12,169)
Defined benefit obligation - funded plans	14,143	11,867	16,938
Surplus/deficit	3,001	1,759	4,769

Closing balance sheet liability / (asset) (funded status)	3,001	1,759	4,769

Movement in Funded Status
USD'000
Fiscal year	2023	2022	2021

Opening balance sheet liability (funded status)	1,759	4,769	6,768

Net service cost	237	213	263
Net interest cost / (credit)	(32)	(105)	(148)
Amortization of net (gain) / loss	-	152	270
Amortization of prior service cost / (credit)	(26)	(28)	(12)
Settlement / curtailment cost / (credit)	-	-	(194)
Currency translation adjustment	(2)	(5)	6
Total net periodic benefit cost / (credit)	177	227	185

Actuarial (gain) / loss on liabilities from changes to financial assumptions	1,005	(3,001)	(420)
Actuarial (gain) / loss on liabilities from changes to demographic assumptions	-	-	(645)
Actuarial (gain) / loss on liabilities due to experience	(399)	109	(342)
Return in plan assets, excl. amounts included in net interest	501	82	224
Prior service cost / (credit)	(19)	-	(123)
Amortization of net (gain) / loss	-	(152)	(270)
Amortization of prior service cost / (credit)	26	28	12
Currency translation adjustment	37	0	(8)
Total (gain) / loss recognized via other comprehensive income	1,151	(2,934)	(1,572)

Employer contributions paid in the year	(184)	(190)	(263)
Cashflow required to pay benefit payments	(22)	(24)	(116)
Total cashflow	(206)	(214)	(379)

Currency translation adjustment	120	(89)	(233)
Closing balance sheet liability (funded status)	3,001	1,759	4,769

Reconciliation of unrecognized (gain) / loss
Unrecognized (gain) / loss at beginning of year	(338)	2,651	4,237
Amortization during the year	-	(152)	(270)
Actuarial (gain) / loss on liabilities	606	(2,892)	(1,407)
Actuarial (gain) / loss on assets	501	82	224
Currency translation adjustment	(8)	(27)	(133)
Unrecognized (gain) / loss at year-end	795	(338)	2,651

Reconciliation of unrecognized prior service cost / (credit)
Unrecognized prior service cost / (credit) at beginning of year	(503)	(537)	(440)
Prior service cost for the current period	(19)	-	(123)
Amortization during the year	26	28	12
Currency translation adjustment	(46)	6	14
Unrecognized prior service cost / (credit) at year-end	(542)	(503)	(537)

Amounts recognized in accumulated other comprehensive income
Net loss / (gain)	795	(338)	2,651
Prior service cost / (credit)	(542)	(503)	(537)
Deficit	253	(841)	2,114
Estimated amount to be amortized from accumulated other comprehensive income into net periodic benefit cost / (credit) over next fiscal year
Net loss / (gain)	-	152	270
Prior service cost / (credit)	(26)	(28)	(12)

All of the assets are held under the collective contract by the plan’s re-insurer company and are invested in a mix of Swiss and International bond and equity securities. In line with ASC 820’s three-tier fair value hierarchy, pension assets belong to the fair value level 2.

The table below shows the breakdown of expected future contributions payable to the Plan :

Period USD'000	Switzerland	France
2024	418	38
2025	410	-
2026	2,270	53
2027	632	52
2028	543	42
2029 to 2033	3,024	347

The Group expects to make contributions of approximately USD 235,000 in 2024.

There are no plan assets expected to be returned to the employer during the 12-month period following December 31, 2023.

Note 24.      Commitments and contingencies

Lease commitments

The future payments due under leases are shown in Note 15.

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

Note 25.      Stockholders’ equity

Stockholders’ equity consisted of the following:

WISeKey International Holding Ltd	As at December 31, 2023		As at December 31, 2022
Share Capital	Class A Shares	Class B Shares	Class A Shares	Class B Shares
Par value per share (in CHF)	0.25	2.50	0.25	2.50
Share capital (in USD)	400,186	8,170,070	400,186	5,334,177
Per Articles of association and Swiss capital categories
Conditional Share Capital - Total number of conditional shares(1)	400,000	1,500,000	400,000	1,042,000
Total number of fully paid-in shares	1,600,880	3,076,150	1,600,880	2,005,890
Per US GAAP
Total number of authorized shares	2,000,880	6,194,267	2,000,880	3,548,392
Total number of fully paid-in issued shares(1)	1,600,880	3,076,150	1,600,880	2,005,890
Total number of fully paid-in outstanding shares(1)	1,600,880	2,954,097	1,600,880	1,996,745
Par value per share (in CHF)	0.25	2.50	0.25	2.50
Share capital (in USD)	400,186	8,170,070	400,186	5,334,177
Total share capital (in USD)	8,570,256		5,734,363
Treasury Share Capital
Total number of fully paid-in shares held as treasury shares	-	122,053	-	9,145
Treasury share capital (in USD)	-	691,280	-	370,744
Total treasury share capital (in USD)	-	691,280	-	370,744

(1) Conversions of conditional capital that were not registered with the commercial register as of December 31, 2023 are not deducted from the total number of conditional shares, i.e. the number shown is as if the issues had not taken place.

In line with the revised provisions of Swiss corporate law effective January 1, 2023, shareholders approved, at WISeKey’s Annual General Meeting of Shareholders (AGM) in June 2023, the introduction of a capital band ranging from 90 percent to 150 percent of the issued share capital entered in the commercial register at that time. The capital band replaced 500,000 Class B Shares of authorized capital outstanding as of December 31, 2022, which no longer exist under the revised law. Within this capital band, the Board of Directors is authorized to increase or reduce the share capital once or several times until June 21, 2028, or until an earlier expiry of the capital band.

In the years to December 31, 2023 and 2022 respectively, WISeKey purchased a total of 300,202 treasury shares (including 202 shares from the repurchase of fractional shares from the reverse stock split) and 2,707 treasury shares at an average purchase price of USD 2.71 and USD 37 per share, and sold a total of 187,294 and 137,597 treasury shares at an average sale price of USD 9.33 and USD 31.5 per share.

Share buyback program

On July 9, 2019, the Group started a share buyback program on the SIX Swiss Exchange to buy back Class B Shares up to a maximum 10% of the share capital and 5.35% of the voting rights. In compliance with Swiss Law, at no time will the group hold more than 10% of its own registered shares. The share buyback program ended on July 8, 2022.

As at December 31, 2023, WISeKey’s treasury share balance included 8,347 Class B Shares purchased through the share buyback program.

Voting rights

Each share carries one vote at a general meeting of shareholders, irrespective of the difference in par value of Class A Shares (CHF 0.25 per share) and Class B Shares (CHF 2.50 per share). Our Class A Shares have a lower par value (CHF 0.25) than our Class B Shares (CHF 2.50) but have same voting right as the higher par value Class B Shares, namely one (1) vote per share. This means that, relative to their respective per share contribution to the share capital, the holders of our Class A Shares have a greater relative per share voting power than the holders of our Class B Shares for matters that require approval on the basis of a specified majority of shares present at the shareholders meeting.

Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of an absolute majority of the votes represented (in person or by proxy) at a general meeting of shareholders (each Class A Share and each Class B Share having one vote), unless otherwise stipulated by law or our Articles. The following matters require approval by a majority of the par value of the shares represented at the general meeting (each Class A Share having a par value of CHF 0.25 per share and each Class B Share having a par value of CHF 2.50 per share):

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

Any acquirer of Shares who is not registered in the share register as a shareholder with voting rights may not vote at or participate in any General Meeting but will still be entitled to dividends and other rights with financial value with respect to such Shares.

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

Note 26.      Accumulated other comprehensive income

USD'000
Accumulated other comprehensive income as at December 31, 2021		1,407
Total net foreign currency translation adjustments	(470)
Total defined benefit pension adjustment	2,934
Total reclassification adjustments under ASC 830-30-40-1	2,402
Total other reclassification adjustments	(338)
Total other comprehensive income/(loss), net		4,528
Accumulated other comprehensive income as at December 31, 2022		5,935
Total net foreign currency translation adjustments	(743)
Total defined benefit pension adjustment	(1,151)
Total other comprehensive income/(loss), net		(1,894)
Accumulated other comprehensive income as at December 31, 2023		4,041

There is no income tax expense or benefit allocated to other comprehensive income.

Note 27.      Revenue

Nature of goods and services

The following is a description of the principal activities – separated by reportable segment – from which the Group generates its revenue. For more detailed information about reportable segments, see Note 33 - Segment information and geographic data.

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

Disaggregation of revenue

The following table shows the Group’s revenues disaggregated by reportable segment and by product or service type:

Disaggregation of revenue	Typical payment	At one point in time			Over time			Total
USD'000		2023	2022	2021	2023	2022	2021	2023	2022	2021
IoT Segment
Secure chips	Upon delivery	30,044	23,198	16,867	14	-	-	30,058	23,198	16,867
Total IoT segment revenue		30,044	23,198	16,867	14	-	-	30,058	23,198	16,867
mPKI Segment
Certificates	Upon issuance	-	-	-	180	111	153	180	111	153
Licenses and integration	Upon delivery	-	107	607	387	149	-	387	256	607
SaaS, PCS and hosting	Quarterly or yearly	-	-	-	293	249	19	293	249	19
Total mPKI segment revenue		-	107	607	860	509	172	860	616	779
Total revenue from continuing operations		30,044	23,305	17,474	874	509	172	30,918	23,814	17,646

For the years ended December 31, 2023, 2022, and 2021 the Group recorded no revenues related to performance obligations satisfied in prior periods.

The following table shows the Group’s revenues disaggregated by geography, based on our customers’ billing addresses:

Net sales by region	12 months ended December 31,
USD'000	2023	2022	2021
IoT Segment
Switzerland	1,436	751	406
Rest of EMEA	8,549	6,026	3,721
North America	16,531	13,609	10,631
Asia Pacific	3,466	2,745	2,062
Latin America	76	67	47
Total IoT segment revenue	30,058	23,198	16,867
mPKI Segment
Switzerland	316	253	596
Rest of EMEA	394	234	98
North America	115	68	58
Asia Pacific	-	-	-
Latin America	35	61	27
Total mPKI segment revenue	860	616	779
Total net sales from continuing operations	30,918	23,814	17,646
*EMEA means Europe, Middle East and Africa

Contract assets, deferred revenue and contract liability

Our contract assets, deferred revenue and contract liability consist of:

	As at December 31,	As at December 31,
USD'000	2023	2022
Trade accounts receivables
Trade accounts receivable - IoT segment	5,103	2,269
Trade accounts receivable - mPKI segment	277	194
Total trade accounts receivables	5,380	2,463
Contract assets	-	-
Total contract assets	-	-
Contract liabilities - current	353	105
Contract liabilities - noncurrent	3	8
Total contract liabilities	356	113
Deferred revenue
Deferred revenue - mPKI segment	241	197
Deferred revenue - IoT segment	-	-
Total deferred revenue	241	197
Revenue from continuing operations recognized in the period from amounts included in the deferred revenue at the beginning of the year	179	209

Increases or decreases in trade accounts receivable, contract assets, deferred revenue and contract liability were primarily due to normal timing differences between our performance and customer payments.

Remaining performance obligations

As of December 31, 2023, approximately USD 597,000 is expected to be recognized from remaining performance obligations for mPKI and IoT contracts. We expect to recognize revenue for these remaining performance obligations during the next two years approximately as follows:

Estimated revenue from remaining performance obligations as at December 31, 2023	USD'000
2023	570
2024	27
Total remaining performance obligation from continuing operations	597

Note 28.      Other operating income

	12 months ended December 31,
USD'000	2023	2022	2021
Accounts payable write-off	-	1,899	-
Other operating income from related parties	119	66	71
Other operating income - other	48	108	112
Total other operating income from continuing operations	167	2,073	183

In the years 2023 and 2022, other operating income from related parties was made up of the amounts invoiced by WISeKey to the OISTE Foundation for the use of its premises and equipment (see Note 36).

Note 29.      Stock-based compensation

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

There was no grant of options on WIHN Class A Shares in the year ended December 31, 2023.

In the 12 months to December 31, 2023, the Group granted a total of 18,418 options exercisable in WIHN Class B Shares. Each option is exercisable into one WIHN Class B Share.

The options granted consisted of:

-	14,582 options with immediate vesting granted to employees and Board members, none of which had been exercised as of December 31, 2023;

-	200 options with immediate vesting granted to external advisors and which had not been exercised as of December 31, 2023; and

-	3,636 options with immediate vesting granted to external advisors, all of which had been exercised as of December 31, 2023.

The options granted were valued at grant date using the Black-Scholes model.

There was no grant of options on WIHN Class A Shares in the year ended December 31, 2023.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model, using the market price of a WIHN Class B Share. Expected volatility is based on historical volatility of WIHN Class B Shares.

In the year ended December 31, 2023, a total charge of USD 177,619 was recognized in the consolidated income statement calculated by applying the Black-Scholes model at grant, in relation to options:

-	USD 138,592 for options granted to employees and Board members; and

-	USD 39,027 for options granted to nonemployees.

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

Assumption	December 31, 2023	December 31, 2022	December 31, 2021
Dividend yield	None	None	None
Risk-free interest rate used (average)	1.00%	1.00%	1.00%
Expected market price volatility	69.77 – 70.72%	69.58 - 87.74%	61.33 - 99.64%
Average remaining expected life of stock options on WIHN Class B Shares (years)	5.23	4.25	4.31
Average remaining expected life of stock options on WIHN Class A Shares (years)	1.40	2.40	3.40

Unvested options to employees as at December 31, 2023 were recognized prorata temporis over the service period (grant date to vesting date).

The following table illustrates the development of the Group’s non-vested options for the years ended December 31, 2023 and 2022.

	Options on WIHN Class B Shares		Options on WIHN Class A Shares
Non-vested options	Number of shares under options	Weighted-average grant date fair value (USD)	Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as at December 31, 2021	2,333	64.0	-	-
Granted	81,099	8.50	-	-
Vested	(81,692)	9.00	-	-
Non-vested forfeited or cancelled	-	-	-	-
Non-vested options as at December 31, 2022	1,740	37.50	-	-
Granted	18,418	10.00	-	-
Vested	(19,210)	11.00	-	-
Non-vested forfeited or cancelled	(680)	46.22	-	-
Non-vested options as at December 31, 2023	268	7.50	-	-

As at December 31, 2023, there was a USD 978 unrecognized compensation expense related to non-vested stock option-based compensation arrangements. Non-vested stock options outstanding as at December 31, 2023 were accounted for using the graded-vesting method, as permitted under ASC 718-10-35-8, and we therefore recognized compensation costs calculated using the Black-Scholes model and the market price of WIHN Class B Shares at grant date, over the requisite service period.

The following tables summarize the Group’s stock option activity for the years ended December 31, 2023, 2022 and 2021.

Options on WIHN Class B Shares	WIHN Class B Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2021	76,218	35.50	5.28	2,468,898
Of which vested	73,885	34.50	5.25	2,455,994
Of which non-vested	2,333	-	-	-
Granted	81,095	2.50	-	-
Exercised or converted	(6,256)	2.50	-	39,661
Forfeited or cancelled	-	-	-	-
Expired	(10,440)	218.00	-	-
Outstanding as at December 31, 2022	140,617	3.00	6.10	887,345
Of which vested	138,877	3.00	6.11	878,378
Of which non-vested	1,740	-	-	-
Granted	18,418	2.85	-	-
Exercised or converted	(10,086)	2.50	-	7,867
Forfeited or cancelled	(680)	2.50	-	-
Expired	(230)		-	-
Outstanding as at December 31, 2023	148,039	3.11	5.23	111,306
Of which vested	147,771	3.11	5.23	111,104
Of which non-vested	268	-		-

Options on WIHN Class A Shares	WIHN Class A Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2021	392,720	0.25	6.90	1,520,393
Granted	-	-	-	-
Outstanding as at December 31, 2022	392,720	0.25	5.90	248,950
Of which vested	392,720	0.25	5.90	248,950
Granted	-	-	-	-
Outstanding as at December 31, 2023	392,720	0.25	4.90	23,339
Of which vested	392,720	0.25	4.90	23,339

Summary of stock-based compensation expenses

Stock-based compensation expenses from continuing operations	12 months ended December 31,
USD’000	2023	2022	2021
In relation to Employee Stock Option Plans (ESOP)	178	743	3,761
In relation to non-ESOP Option Agreements	-	1	22
Total	178	744	3,783

Stock-based compensation expenses are recorded under the following expense categories in the income statement.

Stock-based compensation expenses from continuing operations	12 months ended December 31,
USD’000	2023	2022	2021
Research & development expenses	-	177	485
Selling & marketing expenses	67	280	820
General & administrative expenses	111	287	2,478
Total	178	744	3,783

Note 30.      Non-operating income

Non-operating income consisted of the following:

	12 months ended December 31,
USD'000	2023	2022	2021
Foreign exchange gain	1,315	3,813	2,379
Sale of arago intellectual property	900	-	-
Financial income	36	9	-
Interest income	90	5	9
Other	33	110	121
Total non-operating income from continuing operations	2,374	3,937	2,509

The Group divested arago GmbH in 2022 but retained a pledge over the intellectual property (“IP”) of the business which was written off as of December 31, 2022 at the disposal. In 2023, WISeKey identified a purchaser for this IP and transferred it at a purchase price of USD 900,000.

Note 31.      Non-operating expenses

Non-operating expenses consisted of the following:

	12 months ended December 31,
USD'000	2023	2022	2021
Foreign exchange losses	2,134	3,618	2,146
Financial charges	261	56	158
Interest expense	702	565	893
Other components of defined benefit plans, net	(45)	14	(78)
Accounts receivable write-off	-	1,282	-
Other	55	16	307
Total non-operating expenses from continuing operations	3,107	5,551	3,426

Note 32.      Income taxes

The components of income before income taxes are as follows:

Income / (Loss)	12 months ended December 31,
USD'000	2023	2022	2021
Switzerland	(18,766)	(16,314)	(14,756)
Foreign	3,547	3,269	(8,703)
Income/(loss) before income tax from continuing operations	(15,219)	(13,045)	(23,459)

Income taxes relating to the Group are broken down as follows:

	12 months ended December 31,
USD'000	2023	2022	2021
Switzerland	-	-	-
Foreign	(230)	3,238	(13)
Income tax income / (expense) from continuing operations	(230)	3,238	(13)

The difference between the income tax recovery (expense) at the Swiss statutory rate compared to the Group’s income tax recovery (expense) as reported is reconciled below:

	12 months ended December 31,
USD'000	2023	2022	2021
Net income/(loss) from continuing operations before income tax	(15,219)	(13,045)	(23,459)
Statutory tax rate	14%	14%	14%
Expected income tax (expense) / recovery	2,131	1,825	3,282
Change in tax loss carryforwards	2,778	5,760	(341)
Change in loss carryforwards in relation to the debt remission of WISeKey Semiconductors SAS	(514)	1,342	-
Change in valuation allowance	(2,682)	(3,129)	(2,849)
Permanent difference in relation to stock-based compensation	2	-	(92)
Permanent difference	(1,945)	(2,560)	(13)
Income tax (expense) / recovery from continuing operations	(230)	3,238	(13)

The Group assesses the recoverability of its deferred tax assets and, to the extent recoverability does not satisfy the “more likely than not” recognition criterion under ASC 740, records a valuation allowance against its deferred tax assets. The Group considered its recent operating results and anticipated future taxable income in assessing the need for its valuation allowance.

The Group’s deferred tax assets and liabilities consist of the following:

	12 months ended December 31,
USD'000	2023	2022
Switzerland	-	-
Foreign	3,077	3,295
Deferred income tax assets / (liabilities)	3,077	3,295

	As at December 31,	As at December 31,
USD'000	2023	2022
Stock-based compensation	(2)	-
Defined benefit accrual	363	161
Tax loss carry-forwards	23,537	20,759
Add back loss carryforwards used for the debt remission by WISeKey Semiconductors SAS	828	1,342
Valuation allowance	(21,649)	(18,967)
Deferred income tax assets / (liabilities)	3,077	3,295

As of December 31, 2023, the Group’s operating cumulated loss carry-forwards of all jurisdictions for its continuing operations are as follows:

Operating loss-carryforward as of December 31, 2023
USD	United States	Switzerland	Spain	France	UK	India	Vietnam	Saudi Arabia	Gibraltar	Total
2024	-	6,146	-	-	-	-	-	-	-	6,146
2025	-	11,260	-	-	-	-	-	-	-	11,260
2026	-	6,652	-	-	-	-	-	-	-	6,652
2027	-	22,986	-	-	-	-	3	-	-	22,989
2028	-	28,346	-	-	-	-	4	-	-	28,350
2029	-	63,887	-	-	-	-	-	-	-	63,887
2030	-	24,150	-	-	-	-	-	-	-	24,150
2031	-	-	-	-	-	13	-	-	-	13
2032	21	-	-	-	-	84	-	-	-	105
2033	-	-	-	-	-	-	-	-	-	-
2034	-	-	-	-	-	-	-	-	-	-
2035	247	-	-	-	-	-	-	-	-	247
2036	-	-	-	-	-	-	-	-	-	-
2037	159	-	-	-	-	-	-	-	-	159
2038	-	-	-	-	-	-	-	-	-	-
2039	220	-	-	-	-	-	-	-	-	220
2040	90	-	-	-	-	-	-	-	-	90
2041	-	-	-	-	-	-	-	-	-	-
2042	45	-	-	-	-	-	-	-	-	45
2043	-	-	-	-	-	-	-	-	-	-
2044	-	-	-	-	-	-	-	-	-	-
No expiry	n/a	n/a	3,632	13,740	6	n/a	n/a	39	7	17,424
Total operating loss carry-forwards
	782	163,427	3,632	13,740	6	97	7	39	7	181,737

The following tax years remain subject to examination:

Significant jurisdictions	Open years
Switzerland	2022 - 2023
USA	2022 - 2023
France	2022 - 2023
Spain	2018 - 2023
Japan	2023
Taiwan	2023
India	2023
Germany	2022 - 2023
UK	2017 - 2023
Arabia	2023
Vietnam	2023
Gibraltar	2023

As at December 31, 2022, WISeKey Semiconductors SAS had recorded a USD 39,901 tax provision following a tax audit started in 2018 in relation to prior years. Although the final conclusions have not yet been communicated formally, management believes that it is more probable than not that the entity will have to pay additional taxes and has calculated the provision based on preliminary discussions with the tax authorities. As at December 31, 2023 the group has fully reversed the tax provision outstanding as at December 31, 2022 and has not recorded any new tax provision.

The Group has no unrecognized tax benefits.

Note 33.      Segment information and geographic data

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

12 months to December 31,	2023			2022			2021
USD'000	IoT	mPKI	Total	IoT	mPKI	Total	IoT	mPKI	Total
Revenues from external customers	30,058	860	30,918	23,198	616	23,814	16,867	779	17,646
Intersegment revenues	-	1,040	1,040	-	1,931	1,931	128	2,506	2,634
Interest revenue	88	2	90	10	5	15	1	54	55
Interest expense	189	513	702	4	572	576	30	976	1,006
Depreciation and amortization	571	54	625	408	104	512	470	94	564
Segment income /(loss) before income taxes	(3,043)	(12,081)	(15,124)	4,589	(17,542)	(12,953)	(1,302)	(22,032)	(23,334)
Profit / (loss) from intersegment sales	-	95	95	-	92	92	6	119	125
Income tax recovery /(expense)	(225)	(5)	(230)	3,251	(12)	3,238	-	(13)	(13)
Other significant non cash items
Share-based compensation expense	-	178	178	-	744	744	-	3,783	3,783
Interest and amortization of debt discount and expense	574	50	624	-	168	168	-	1,057	1,057
Segment assets	27,935	65,072	93,007	29,145	53,713	82,858	11,377	89,410	100,787

Revenue and Loss reconciliations	12 months ended December 31,
USD’000	2023	2022	2021
Revenue reconciliation
Total revenue for reportable segment	31,958	25,745	20,280
Elimination of intersegment revenue	(1,040)	(1,931)	(2,634)
Total consolidated revenue	30,918	23,814	17,646

Loss reconciliation
Total profit / (loss) from reportable segments	(15,124)	(12,953)	(23,334)
Elimination of intersegment profits	(95)	(92)	(125)
Loss before income taxes	(15,219)	(13,045)	(23,459)

Asset reconciliation	As at December 31,
USD’000	2023	2022
Total assets from reportable segments	93,007	82,858
Elimination of intersegment receivables	(1,378)	(6,112)
Elimination of intersegment investment and goodwill	(43,828)	(27,250)
Consolidated total assets	47,801	49,496

Revenue and property, plant and equipment by geography

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

Net sales by region	12 months ended December 31,
USD’000	2023	2022	2021
Switzerland	1,752	1,004	1,002
Rest of EMEA*	8,943	6,260	3,819
North America	16,646	13,677	10,689
Asia Pacific	3,466	2,745	2,062
Latin America	111	128	74
Total net sales from continuing operations	30,918	23,814	17,646
*EMEA means Europe, Middle East and Africa

Property, plant and equipment, net of depreciation, by region	As at December 31,	As at December 31,
USD’000	2023	2022
Switzerland	162	231
Rest of EMEA	3,230	608
North America	-	1
Asia Pacific	-	2
Total Property, plant and equipment, net of depreciation	3,392	842

Note 34.      Earnings/(Loss) per share

The computation of basic and diluted net earnings/(loss) per share for the Group is as follows:

	12 months ended December 31,
Gain / (loss) per share	2023	2022	2021
Net gain / (loss) attributable to WISeKey International Holding Ltd (USD'000)	(15,360)	(27,475)	(20,340)
Effect of potentially dilutive instruments on net gain (USD'000)	n/a	n/a	n/a
Net income / (loss) attributable to WISeKey International Holding Ltd after effect of potentially dilutive instruments (USD'000)	n/a	n/a	n/a
Class A Shares, par value CHF 0.25
Shares used in net gain / (loss) per Class A Share computation:
Weighted average Class A Shares outstanding - basic	1,600,880	1,600,880	1,600,880
Effect of potentially dilutive equivalent shares	n/a	n/a	n/a
Weighted average Class A Shares outstanding - diluted	1,600,880	1,600,880	1,600,880
Net gain / (loss) per Class A Share
Basic weighted average loss per Class A Share attributable to WISeKey International Holding Ltd (USD)	(0.51)	(1.22)	(1.42)
Diluted weighted average loss per Class A Share attributable to WISeKey International Holding Ltd (USD)	(0.51)	(1.22)	(1.42)

Class B Shares, par value CHF 2.50
Shares used in net gain / (loss) per Class B Share computation:
Weighted average Class B Shares outstanding - basic	2,878,136	2,087,972	1,272,761
Effect of potentially dilutive equivalent shares	n/a	n/a	n/a
Weighted average Class B Shares outstanding - diluted	2,878,136	2,087,972	1,272,761
Net gain / (loss) per Class B Share
Basic weighted average loss per Class B Share attributable to WISeKey International Holding Ltd (USD)	(5.06)	(12.22)	(14.20)
Diluted weighted average loss per Class B Share attributable to WISeKey International Holding Ltd (USD)	(5.06)	(12.22)	(14.20)

For purposes of the diluted net loss per share calculation, stock options, convertible instruments and warrants are considered potentially dilutive securities and are excluded from the calculation of diluted net loss per share, because their effect would be anti-dilutive. Therefore, basic and diluted net loss per share was the same for the years ended December 31, 2023, 2022 and 2021, due to the Group’s net loss position.

The following table shows the number of stock equivalents that were excluded from the computation of diluted earnings per share because the effect would have been anti-dilutive.

Dilutive vehicles with anti-dilutive effect	2023	2022	2021
Class B Shares
Total stock options on Class B Shares	147,371	135,251	63,438
Total convertible instruments on Class B Shares	62,324	173,730	295,099
Total number of Class B Shares from dilutive vehicles with anti-dilutive effect	209,695	308,981	358,537
Class A Shares
Total stock options on Class A Shares	392,720	392,720	392,720
Total number of Class A Shares from dilutive vehicles with anti-dilutive effect	392,720	392,720	392,720

Note 35.      Legal proceedings

We are currently not party to any legal proceedings and claims that is not provided for in our financial statements.

Note 36.      Related parties disclosure

Subsidiaries

The consolidated financial statements of the Group include the entities listed in the following table:

Group Company Name	Country of incorporation	Year of incorporation	Share Capital	% ownership as at December 31, 2023	% ownership as at December 31, 2022	Nature of business
WISeKey SA	Switzerland	1999	CHF 933,436	95.75%	95.75%	Main operating company. Sales and R&D services
WISeKey Semiconductors SAS	France	2010	EUR 1,473,162	58.83%	100%	Main operating company. Chip manufacturing, sales & distribution
WiseTrust SA	Switzerland	1999	CHF 680,000	100%	100%	Non-operating investment company
WISeKey ELA SL	Spain	2006	EUR 4,000,000	95.75%	95.75%	Sales & support
WISeKey SAARC Ltd	U.K.	2016	GBP 100,000	51%	51%	Non trading
WISeKey USA Inc[1]	U.S.A	2006	USD 6,500	97.88%*	97.88%*	Sales & support
WISeKey India Private Ltd[2]	India	2016	INR 1,000,000	45.9%	45.9%	Sales & support
WISeKey IoT Japan KK	Japan	2017	JPY 1,000,000	58.83%	100%	Sales & distribution
WISeKey IoT Taiwan	Taiwan	2017	TWD 100,000	58.83%	100%	Sales & distribution
WISeCoin AG	Switzerland	2018	CHF 100,000	90%	90%	Sales & distribution
WISeKey Equities AG	Switzerland	2018	CHF 100,000	100%	100%	Financing, Sales & distribution
WISeKey Semiconductors GmbH	Germany	2019	EUR 25,000	100%	100%	Sales & distribution
WISeKey Arabia - Information Technology Ltd	Saudi Arabia	2019	SAR 200,000	51%	51%	Sales & distribution
WISe.ART AG	Switzerland	2020	CHF 100,000	100%	100%	Sales & distribution
WISeKey Vietnam Ltd	Vietnam	2021	VND 689,400,000	95.75%	95.75%	R&D
SEALSQ Corp[3]	British Virgin Islands	2022	USD 229,453	58.83%	100%	Sales & support
WISeKey (Gibraltar) Limited	Gibraltar	2022	GBP 100	100%	100%	Sales & support
WISeSat.Space AG	Switzerland	2023	CHF 100,000	100%	n/a	Sales & distribution
Trust Protocol Association	Switzerland	2019	CHF -	100%	100%	Association cofounded by WISeKey Equities AG involved in Internet security
[1] 50% owned by WISeKey SA and 50% owned by WiseTrust SA
[2] 88% owned by WISeKey SAARC which is controlled by WISeKey International Holding Ltd
[3] Formerly SEAL (BVI) Corp.

Related party transactions and balances

		Receivables as at		Payables as at		Net expenses to			Net income from
	Related Parties	December 31,		December 31,		in the year ended December 31,			in the year ended December 31,
	(in USD'000)	2023	2022	2023	2022	2023	2022	2021	2023	2022	2021
1	Carlos Moreira	-	-	460	353	-	-	-	-	-	-
2	Peter Ward	-	-	295	-	-	-	-	-	-	-
3	Philippe Doubre	-	-	-	-	39	63	179	-	-	-
4	David Fergusson	-	-	10	-	61	68	78	-	-	-
5	Jean-Philippe Ladisa	-	-	14	-	116	53	68	-	-	-
6	Eric Pellaton	-	-	10	-	76	87	92	-	-	-
7	Cristina Dolan	-	-	10	-	76	67	-	-	-	-
8	María Pía Aqueveque Jabbaz	-	-	10	-	116	34	2	-	-	-
9	Ruma Bose	-	n/a	11	n/a	33	n/a	n/a	-	n/a	n/a
10	Danil Kerimi	-	n/a	6	n/a	8	n/a	n/a	-	n/a	n/a
11	Hans-Christian Boos	-	-	-	-	-	158	125	-	-	-
12	Nicolas Ramseier	-	-	-	-	-	1	-	-	-	-
13	Philippe Gerwill	-	-	-	-	-	-	10	-	-	-
14	Geoffrey Lipman	-	-	-	-	-	-	8	-	-	-
15	OISTE	178	171	104	70	321	252	350	119	157	71
16	Terra Ventures Inc	-	-	31	30	-	-	-	-	-	-
17	GSP Holdings Ltd	-	-	16	13	-	-	-	-	-	-
18	SAI LLC (SBT Ventures)	-	-	32	30	-	-	-	-	-	-
19	Related parties of Carlos Moreira	-	-	-	-	298	200	224	-	-	-
	Total	178	171	1,009	496	1,144	983	1,136	119	157	71

1. Carlos Moreira is the Chairman of the Board and CEO of WISeKey. A short-term receivable in an amount of CHF 397.21 (USD 472.11) to Carlos Moreira was outstanding as at December 31, 2023, made up of non-business expenses on his company credit card not yet repaid. A short-term payable in an amount of CHF 386,683 (USD 459,601) to Carlos Moreira was outstanding as at December 31, 2023, made up of accrued bonuses.

2. Peter Ward is a member of the Board and CFO of WISeKey. A short-term payable in an amount of CHF 248,480 (US 295,335) to Peter Ward was outstanding as at December 31, 2023, made up of accrued bonuses.

3. Philippe Doubre is a former Board member of the Group, and former member of the Group’s nomination & compensation committee, as well as a shareholder. The expenses recorded in the income statement in the year to December 31, 2023 relate to compensation for additional services to WISeKey during the year.

4. David Fergusson is a Board member of the Group and chairman of the Group’s audit committee and nomination & compensation committee, as well as a shareholder. Mr. Fergusson is also a member of the board of directors of SEALSQ Corp and a member of the audit committee and the nomination & compensation committee of SEALSQ Corp. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2023 relate to his Board fee.

5. Jean-Philippe Ladisa is a Board member of the Group, and chairman of the Group’s audit committee. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2023 relate to his Board fee.

6. Eric Pellaton is a Board member of the Group, and member of the Group’s nomination & compensation committee, as well as a shareholder. Mr. Pellaton is also a member of the board of directors of SEALSQ Corp and a member of the audit committee and the nomination & compensation committee of SEALSQ Corp. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2023 relate to his Board fee.

7. Cristina Dolan is a Board member of the Group, and member of the Group’s audit committee and nomination & compensation committee. Ms. Dolan is also a member of the board of directors of SEALSQ Corp and the chair of the audit committee of SEALSQ Corp. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2023 relate to her Board fee.

8. María Pía Aqueveque Jabbaz is a Board member of the Group and former member of the Group’s advisory committee. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2023 relate to her Board fee.

9. Ruma Bose is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2023 relate to her Board fee.

10. Danil Kerimi is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2023 relate to her Board fee.

11. Hans-Christian Boos was the managing director of arago GmbH and, until WISeKey divested it in 2022, the former minority shareholder of arago GmbH through two personal companies, Aquilon Invest GmbH and OGARA GmbH. A shareholder of OGARA GmbH, the company that purchased WISeKey’s minority interest in arago, he was one of the beneficial owners benefitting from the purchase of WISeKey’s 51% controlling interest in arago. Mr. Boos is also a former Board member of the Group.

12. Nicolas Ramseier is a former member of the Group’s advisory committee.

13. Philipp Gerwill is a former member of the Group’s advisory committee.

14. Geoffrey Lipman is a former member of the Group’s advisory committee.

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

The receivable from OISTE as at December 31, 2023 and income recorded in the income statement in the year to December 31, 2023 relate to the facilities and personnel hosted by WISeKey SA and WISeKey International Holding Ltd on behalf of OISTE. In the year 2023, the Group invoiced OISTE a total of CHF 105,224 (USD 118,886). The payable to OISTE as at December 31, 2023 and expenses relating to OISTE recognized in 2023 are made up of license and royalty fees for the year 2023 under the contract agreement with WISeKey SA.

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

19. Three immediate family members of Carlos Moreira were employed by WISeKey SA in 2023. In line with ASC 850-10-50-5, transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis. The aggregate employment remuneration of these three immediate family members amounted to CHF 267,325 (USD 297,531) recorded in the income statement in 2023.

Note 37.       Subsequent events

Short-term receivable from Carlos Moreira

After December 31, 2023, Carlos Moreira repaid in full the short-term receivable balance of CHF 397.21 (USD 472.11) outstanding as at December 31, 2023, and made up of non-business expenses on his company credit card (see Note 9 and Note 36).

L1 Facility

After December 31, 2023, L1 issued a total of one conversion notice, resulting in the aggregated conversion of USD 150,000 and the delivery of 47,611 WIHN Class B Shares.

L1 SPA

After December 31, 2023, L1 fully converted the remaining USD 1 million of the First L1 Note, resulting in the delivery of a total of 963,326 ordinary shares of SEALSQ.

On January 9, 2024, SEALSQ and L1 signed an Amendment to Securities Purchase Agreement (the “L1 Amendment”) amending some of the terms of the second tranche of USD 5 million to be issued and extending the SPA to include a third tranche of funding with a maximum aggregate principal amount of notes of up to USD 5 million and having substantially similar terms as the second tranche notes as amended.

The second tranche of USD 5 million was funded on January 11, 2024 (the “Second L1 Note”).

After December 31, 2023, L1 converted USD 3.9 million of the Second L1 Note, resulting in the delivery of a total of 2,354,394 ordinary shares of SEALSQ.

On March 1, 2024, SEALSQ and L1 signed a second Amendment to Securities Purchase Agreement (the “Second L1 Amendment”) amending some of the terms of the third tranche of USD 5 million to be issued and extending the SPA to include up to two additional tranches of funding with a maximum aggregate principal amount of notes of up to USD 5 million per tranche and having substantially similar terms as the third tranche notes as amended.

The third tranche of USD 5 million was funded on March 1, 2024 (the “Third L1 Note”).

After December 31, 2023, L1 had not requested any conversion out of the Third L1 Note.

Anson SPA

After December 31, 2023, Anson fully converted the remaining USD 825,000 of the First Anson Note, resulting in the delivery of a total of 816,990 ordinary shares of SEALSQ.

On January 9, 2024, SEALSQ and Anson signed an Amendment to Securities Purchase Agreement (the “Anson Amendment”) amending some of the terms of the second tranche of USD 5 million to be issued and extending the SPA to include a third tranche of funding with a maximum aggregate principal amount of notes of up to USD 5 million and having substantially similar terms as the second tranche notes as amended.

The second tranche of USD 5 million was funded on January 10, 2024 (the “Second Anson Note”).

After December 31, 2023, Anson converted USD 5 million of the Second Anson Note, resulting in the delivery of a total of 3,153,114 ordinary shares of SEALSQ.

On March 1, 2024, SEALSQ and Anson signed a second Amendment to Securities Purchase Agreement (the “Second Anson Amendment”) amending some of the terms of the third tranche of USD 5 million to be issued and extending the SPA to include up to two additional tranches of funding with a maximum aggregate principal amount of notes of up to USD 5 million per tranche and having substantially similar terms as the third tranche notes as amended.

The third tranche of USD 5 million was funded on March 1, 2024 (the “Third Anson Note”).

After December 31, 2023, Anson had not requested any conversion out of the Third Anson Note.

Incorporation of SEALSQ USA, Ltd

On April 1, 2024, the Group incorporated SEALSQ USA, Ltd in Arizona, U.S.A., to serve as its headquarters for its semiconductor’s operations in North America.

Options granted under WISeKey ESOP

After December 31, 2023, a total of 64,875 options on WIHN Class B Shares were granted under the Group’s Employee Stock Option Plans.

Credit Agreement with ExWorks Capital Fund I, L.P

After December 31, 2023, the Group was contacted by the receiver of ExWorks Capital Fund I, L.P in relation to the outstanding borrowings.

Note 38.      Impacts of ongoing conflicts

Impacts of the war in Ukraine

Following the outbreak of the war in Ukraine in late February 2022, several countries imposed sanctions on Russia, Belarus and certain regions in Ukraine. There has been an abrupt change in the geopolitical situation, with significant uncertainty about the duration of the conflict, changing scope of sanctions and retaliation actions including new laws.

The WISeKey group does not have any operation or customer in Russia, Belarus or Ukraine, and, as such, does not foresee any direct impact of the war on its operations. However, the war has also contributed to an increase in volatility in currency markets, energy prices, raw material and other input costs, which may impact the Group’s supply chain in the future.

As at December 31, 2023, WISeKey has assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and has concluded that no changes were required. WISeKey will continue to monitor these areas of increased risk for material changes.

Impacts of the Israel–Hamas conflict

Israel’s declaration of war on Hamas in October 2023 has degraded the geopolitical environment in the region and created uncertainty.

The WISeKey group does not have any operation or customer in that region, and, as such, does not foresee any direct impact of the war on its operations. However, depending on its duration and intensity, the war may adversely affect the global economy, financial markets and the Group’s supply chain in the future.

As at December 31, 2023, WISeKey has assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and has concluded that no changes were required. WISeKey will continue to monitor these areas of increased risk for material changes.