Form 20-F
period 2024-12-31
Wisekey International Holding S.A.
filed 2025-04-17
CIK 1738699

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

For the fiscal year ended December 31, 2024

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

WISeKey INTERNATIONAL HOLDING LTD

(Translation of Registrant’s name into English)

____________________________________________________________________________________________________

Canton of Zug, Switzerland
(Jurisdiction of incorporation or organization)

General-Guisan-Strasse 6

CH-6300 Zug, Switzerland

(Address of principal executive offices) ____________________________________________________________________________________________________

John O’Hara
Chief Financial Officer

WISeKey International Holding AG

General-Guisan-Strasse 6

CH-6300 Zug, Switzerland

Tel: +41-22-594-3000

Fax: +41-22-594-3001

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Herman H. Raspé, Esq.
Patterson Belknap Webb & Tyler LLP

1133 Avenue of the Americas
New York, New York 10036
Tel: (212) 336-2000

____________________________________________________________________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange and on which registered
American Depositary Shares, each representing half a Class B Share, par value CHF 0.10 per share Class B Shares, par value CHF 0.10 per share*	WKEY	The Nasdaq Stock Market LLC

____________________
* Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,600,880 Class A Shares and 3,309,052 Class B Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒
Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.

7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

ii

INTRODUCTION AND USE OF CERTAIN TERMS

We were formed in 2015 as a holding company to incorporate, acquire, hold, and dispose of interests in national and international entities, in particular entities active in the area of security technology and related areas. Our Class B Shares, as defined below, have been listed on the Swiss Exchange (SIX) since 2016 and our American Depositary Shares (“ADSs”) have been listed on the Nasdaq Stock Market LLC under the symbol “WKEY” since December 4, 2019. The Bank of New York Mellon, acting as depositary, registers and delivers our ADSs, each of which represents one-half of one of our Class B Shares.

We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, “we,” “us,” “our Company,” “the Group,” “WISeKey,” “the WISeKey Group,” “WISeKey International Holding Ltd”, “WIHN”, and “our” shall refer to WISeKey International Holding AG and its subsidiaries, affiliates, and predecessor entities. Additionally, this annual report uses the following conventions:

•	“CHF” and “Swiss francs” refer to the legal currency of Switzerland

•	“Class A Shares” and “WIHN Class A Shares” refer to our Class A Shares, par value CHF 0.01 per share

•	“Class B Shares” and “WIHN Class B Shares” refer to our Class B Shares, par value CHF 0.10 per share

•	“Code” refers to the U.S. Internal revenue Code of 1986, as amended

•	“INeS” refers to our PKI-as-a-Service software for issuing, managing, and validating digital credentials for IoT devices

•	“IRS” refers to the U.S. Internal Revenue Service

•	“Jobs Act” refers to the U.S. Jumpstart Our Business Startups Act of 2012

•	“NASDAQ” refers to the Nasdaq Stock Market LLC

•	“PKI” refers to Public Key Infrastructure

•	“QUASAR” means QUAntum resistant Secure Architecture

•	“$,” “US $,” “USD” and “U.S. dollars” refer to the legal currency of the United States

•	“SaaS” refers to Software as a Service

•	“Sarbanes Oxley Act” refers to the U.S. Sarbanes-Oxley Act of 2002

•	“SEALCOIN” refers to our subsidiary SEALCOIN AG

•	“SEALSQ” refers to our subsidiary SEALSQ Corp

•	“SEALSQ France” refers to our subsidiary SEALSQ France SAS

•	“SEC” refers to the U.S. Securities and Exchange Commission

•	“Securities Act” refers to the U.S. Securities Act of 1933, as amended

•	“Spin-Off Distribution” means the May 23, 2023 transaction whereby WISeKey distributed 20% of SEALSQ’s outstanding Ordinary Shares to holders of WISeKey Class B Shares, including to holders of ADSs representing WISeKey Class B Shares, and to holders of WISeKey Class A Shares, as a distribution by way of a dividend in kind to such holders who held Class B Shares and Class A Shares as of the May 19, 2023 record date, and holders of ADSs as of the May 22, 2023 record date, for the Spin-Off Distribution

•	“Securities Exchange Act” and “Exchange Act” refers to the U.S. Securities and Exchange Act of 1934, as amended

•	“SIX” refers to the Swiss Exchange (SIX)

•	“Switzerland” refers to the Swiss Confederation

•	“WISe.ART” refers to our subsidiary WISe.ART AG

•	“WISeSat” refers to our low earth orbit picosatellites business and product

•	“WISeSat.Space” refers to our subsidiary WISeSat.Space AG

The following industry-specific acronyms are used in throughout the report and have the meanings as set out below:

•	“ANSSI” is the Agence Nationale de la Sécurité des Systèmes d’Information, the French National Cybersecurity Agency

•	“ASIC” means Application-Specific Integrated Circuit

•	“AWS” means Amazon Web Services

•	“Common Criteria EAL” refers to the Common Criteria Evaluation Assurance Level attributed to an IT product or system on a grade of 1 to 7 with 7 being the highest

•	“ECC” means Elliptic Curve Cryptography, a key-based technique for encrypting data

•	“FIDO” means Fast Identity Online

•	“FIPS140-2” refers to the Federal Information Processing Standard Publication 140-2 and is a US government computer security standard which is graded in levels from 1 to 4

•	“IC” is an Integrated Circuit

•	“IoT” is the Internet of Things

•	“IPv6” is version six of the Internet Protocol

•	“NCCOE” is the U.S. National Cybersecurity Center of Excellence

•	“NIST” refers to the U.S. National Institute of Standards & Technology

•	“OEM” is an Original Equipment Manufacturer

•	“PKI” is Public Key Infrastructure

•	“PoC” is a Proof of Concept

•	“PQC” is Post-Quantum Cryptography

•	“RSA” means Rivest-Shamir-Aelman, a public-key encryption algorithm

•	“TPM” means Trust Platform Module

•	“USP” refers to Utility Service Providers

•	“ZTP” means Zero Touch Provisioning

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations or our performance. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “forecast,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will,” and similar expressions, as they relate to us, our management or third parties. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements contained in the sections entitled “Item 3. Key Information,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”.

These forward-looking statements include, but are not limited to, statements relating to:

•	Our anticipated goals, growth strategies and profitability;

•	Future operating or financial results;

•	Our planned capital expenditure program for additional production lines to be added to our supply chain;

•	The development of our post-quantum cryptography products and our expectation to generate revenue from such products;

•	The potential for post-quantum cryptography products and estimated market size and market growth including with respect to our long-term business strategy for post-quantum cryptography;

•	Our intention to make investments in sales and marketing operations including R&D of new products, such as post-quantum cryptography, QUASAR, SEALCOIN, WISeContainer, WISe.ART, and WISeSat.Space;

•	Our plans for global customer base expansion;

•	The establishment of a Design Center, OSAT and Personalization project and the projected additional revenue that it will generate;

•	Our expansion of the WISeSat.Space project and the deployment of mini-satellites and picosatellites;

•	Our expectation about the development of markets for the WISeSat.Space low earth orbit satellites;

•	Our development and tokenization of WISe.ART;

•	Our plan to evolve the WISeID platform to include Web 3.0 capabilities, such as Distributed Identity;

•	Our timeline related to the deployment of SEALCOIN;

•	Our anticipated pipe growth in 2025;

•	Our forecasted decrease in the sales of our traditional semiconductor chips, as our customers transition towards post-quantum semiconductor technologies;

•	Our investment in quantum-as-a-service and quantum computing in the cloud;

•	Our belief that the products resulting from our R&D will create additional opportunities for growth;

•	Our expectation about the development of the markets for WISeKey, including post-quantum cryptography products, customized security offerings through ASICs, expanding the role of Metaverse, increase in cyber threats and growth of secure hardware market, growing demand for IoT solutions, increase in cybersecurity spending based on the recent regulations and legislations;

•	Our intent to invest heavily in the ongoing development of our products and technology including anticipated fab capacity expansion and utilization and expected ramp and production timelines for the Company’s post-quantum semiconductors;

•	Our proposed expansion into EMEA, North America and Asia;

•	Whether or not we are or will be a PFIC;

•	Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;

•	The availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations; and

•	Assumptions underlying or related to any of the foregoing.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us and are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Those factors include, in addition to those set forth in “Item 3D. Risk Factors” and those included elsewhere in this report, among others, the following  :

•	The inability to realize estimated financial position, results of operations or cash flows;

•	The adoption by developers and customers of quantum computing;

•	Our ability to sell post-quantum cryptography products to customers;

•	The inherent uncertainty associated with financial projections and valuation techniques;

•	Our ability to anticipate market needs and opportunities;

•	Our ability to foster innovation, to develop new products and enhancements to our existing products;

•	The demand for our products or for the goods into which our products are incorporated;

•	Our expectation that order commitments and non-cancellable orders we received are properly executed;

•	The sufficiency of our cash and cash equivalents to meet our liquidity needs;

•	The impact of any supply chain disruption that we may experience;

•	Our dependency on the timely supply of equipment and materials from our third-party suppliers;

•	Our ability to protect our intellectual property rights;

•	Our ability to keep pace with technical advances in cryptography and semiconductor design;

•	Our ability to raise funds for investment by cash flow from operating activities, advance payments from a key customer, and grants and other available subsidies from funding agencies;

•	Our ability to reduce our cost structure and general and administrative costs;

•	Our ability to attract new customers and retain and expand within our existing customer base;

•	Our ability to foster innovation, to develop new products and enhancements to our existing products;

•	The potential impact of the COVID-19 pandemic, other pandemics or health emergencies affecting our clients’ ability and willingness to spend money in security applications and our supplier’s ability to source key components and material;

•	The future growth of the information technology and cybersecurity industry;

•	Risks relating to WISeKey’s ability to implement its growth strategies and its Group’s restructuring;

•	Our ability to achieve some or all of the expected benefits from the spin-off of SEALSQ Corp;

•	Our ability to successfully hire and retain qualified employees and key personnel;

•	Our ability to prevent security breaches and unauthorized access to confidential customer information;

•	Our ability to comply with modified or new laws and regulations relating to our industries;

•	The activities of our competitors and the introduction of competing products by our competitors;

•	Market demand and semiconductor industry conditions;

•	Our ability to successfully introduce new technologies and products;

•	Uncertain negative effects from the imposition by the United States of tariffs, sanction or other restrictions;

•	The cyclical nature of the semiconductor industry;

•	An economic downturn in the semiconductor industry;

•	Our ability to comply with U.S. and other applicable international laws and regulations;

•	Changes in our overall tax position as a result of changes in tax laws or tax rates, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	Fluctuations in the exchange rates between the U.S. dollar and the other major currencies we use for our operations;

•	Our ability to collect accounts receivable;

•	Changes in certain commodities used as raw material, which may affect our gross margin;

•	How long we will qualify as a foreign private issuer.

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

•	Significantly increased volatility and instability and unfavorable economic conditions may adversely affect our business.

•	Our business could suffer as a result of tariffs and trade sanctions or similar actions.

•	We derive a significant portion of our revenue from one of our subsidiaries.

•	The semiconductor industry is highly cyclical and highly competitive. If we fail to introduce new technologies and products in a timely manner, this could adversely affect our business.

•	The demand for our products depends to a significant degree on the demand for our customers’ end products.

•	We derive a significant amount of our revenues each year from a limited number of significant customers.

•	The semiconductor industry is characterized by continued price erosion, especially after a product has been on the market.

•	The future growth of the information technology and cybersecurity industry is uncertain.

•	Failure to protect our intellectual property could substantially harm our business, operating results, and financial condition.

•	Assertions by third parties of infringement or other violation by us of their intellectual property rights could harm our business, operating results, and financial condition.

•	One of the cryptographic rootkeys used by WISeKey is owned by the Organisation Internationale pour la Sécurité des Transactions Electroniques (“OISTE”). OISTE has granted us a renewable 10-year license to exclusively use the cryptographic rootkey. A termination of the license agreement would present a threat to WISeKey’s existing business model.

•	The quantum computing industry is in its early stages and is volatile, and if it does not develop, if it develops slower than we expect, if it develops in a manner that does not require use of our post-quantum cryptography products and services, if it encounters negative publicity or if our post-quantum cryptography products and services do not drive commercial engagement, the growth of our business will be harmed.

•	Delays in development, launch and/or rollout of our next-generation post-quantum cryptography products and services could have a material adverse effect on our business, results of operations and financial condition.

•	Our success depends on our ability to keep pace with technical advances in cryptography and semiconductor design.

•	Our semiconductors and software services are highly technical and may contain undetected software bugs or vulnerabilities, which could manifest in ways that could seriously harm our reputation and our business.

•	Our use of artificial intelligence may adversely affect our business operations, products, and financial results, and expose us to evolving legal, regulatory, technological, and operational risks.

•	Our research and development efforts may not produce successful products or enhancements to our security solutions that result in significant revenue or other benefits in the near future, if at all.

•	We are dependent on the timely supply of equipment and materials from various sub-contractors and if any one of these suppliers fails to meet or delays their committed delivery schedules, we can suffer lower or lost revenues.

•	Changes in regulations or citizen concerns regarding privacy and protection of citizen data, or any failure or appearance of failure to comply with such laws, could diminish the value of our services and cause us to lose customers and revenue.

•	If our security systems are breached, we may face civil liability, and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract and retain customers.

•	Our business model consists in promoting trust and security, and it depends on trust in our brand. Negative media coverage could adversely affect our brand and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our customer base.

•	We depend on our customers’ ability to sell their products, which may pose challenges for our ability to forecast or optimize our inventory and sales.

•	We may need to discontinue products and services. During the ramp-down of such products and services, we may experience a negative impact on our sales.

•	We are a holding company with no direct cash generating operations and rely on our subsidiaries to provide us with funds necessary to pay dividends to shareholders.

•	Claims, litigation, government investigations, and other proceedings may adversely affect our business and results of operations.

•	Employment laws in some of the countries in which we operate are relatively stringent.

•	A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate, including tax rules limiting the deductibility of interest expense, could result in a higher tax rate on our earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

•	As a “foreign private issuer” (within the meaning of the U.S. Securities Act) we are entitled to claim exemptions from certain Nasdaq corporate governance standards, and, if we elected to rely on these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

•	We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

•	We have never paid dividends on our share capital, and we do not anticipate paying cash dividends in the foreseeable future.

•	We believe we were likely a passive foreign investment company (“PFIC”) for our 2024 taxable year and there is a risk that we are likely to be a PFIC for 2025 and future taxable years. If we are a PFIC for any taxable year during which a U.S. investor owns our shares or ADSs, the investor may be subject to adverse U.S. federal income tax consequences.

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

Our business could suffer as a result of tariffs and trade sanctions or similar actions.

The imposition by the U.S. government of trade measures, including tariffs, sanctions or other restrictions on goods exported from, or imported into, the United States, or countermeasures imposed in response to such U.S. government trade measures, could adversely affect global economic conditions, our operations or our ability to sell our products globally, which could adversely affect our operating results and financial condition. Recently, the U.S. government has initiated the imposition of stronger trade measures on certain goods exported from, or imported into, the U.S., and reciprocally non-U.S. governments have increased their threat and implementation of countermeasures. For example, recently, the U.S government announced proposed tariffs on imports of semiconductor chips into the U.S. The U.S. President has increased, and reserved for further increases in, the scope and amount of tariffs in the event of retaliatory countermeasures, and the future of existing tariffs and, as a result, the possibility for new tariffs and countermeasures, remains very uncertain. A large amount of our current supply chain does not directly import products to the U.S. as we supply to contract manufacturers located outside the U.S. This is the case even when our ultimate customer is a U.S. company. However, the tariffs on imports of semiconductor chips, or products containing semiconductor chips, into the U.S. could impact upon the contract manufacturers, and the entire semiconductor supply chain, when the finished goods are delivered to the end-customer. Furthermore, end-customers may seek to restructure the supply chain to areas or countries unaffected by tariffs, or demand for the semiconductor supply chain to absorb the added costs of the tariffs and that will, in turn, reduce our revenue and gross profit. There is a further possibility that any future tariffs may still impact upon our ability to sell our product and to remain competitive in the market. Escalations in trade measures may directly impair our business by increasing trade-related costs or disrupting established supply chains and may indirectly impair our business by causing a negative effect on global economic conditions and financial markets. In addition, de-escalation of trade measures, or selected exemptions from trade measures, may not result in an immediate increase in our business activity. The ultimate impact of the evolving trade measures is uncertain and may be affected by various factors, including whether and when such trade measures are implemented, the timing when such measures may become effective, and the amount, scope, or nature of such trade measures.

Additional changes or threatened changes in U.S. trade measures have affected and may continue to affect trade involving many countries as well, including Mexico, Canada, Colombia, Taiwan, the People’s Republic of China, the United Kingdom, and the member countries of the European Union. Each of these measures or threatened measures may instigate reciprocal countermeasures by affected countries, potentially accelerating further increases in trade measures. Any trade measure against Taiwan may specifically target imports of semiconductor products, which, if imposed, could seriously and negatively affect our business and the U.S. economy overall. The materials subject to these trade measures may impact the cost or availability of raw materials used by our suppliers or in our customers’ products. We cannot predict the evolving trade policies, but the imposition of trade measures by the U.S. on a broader range of imports, or further retaliatory trade measures taken in response to additional U.S. trade measures, could increase costs in our supply chain or reduce demand of our customers’ products, either of which could adversely affect our results of operations. Any increase in trade-related costs associated with such measures may impair the profitability of such international production, may strain our suppliers’ ability to reliably provide inputs necessary to produce these items, and may otherwise affect our partners’ abilities to provide our products at previously contracted prices. Our business and financial results could be negatively affected as a result.

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

As of the date of this report, global inflationary pressure has not materially affected our gross margins and our business. Our suppliers, which are all based in Asia, have not been impacted by the price inflation for energy that Europe and other geographies have experienced, nor from some raw material price inflation which might impact other industries. For fiscal year 2023, we incurred significant payroll cost increases for some of our employees in order to retain and hire engineers given the strong local demand for experienced software and hardware engineers; for fiscal year 2024, there was no significant inflationary impact on our gross margins. While we believe that these costs will be balanced by the US Dollar to Euro exchange rate evolution which has absorbed the extra costs caused by the salary increase, there is no assurance that this cost balance will continue. Accordingly, continued inflationary pressure may have an adverse impact on our gross margins and could have a material adverse effect on our business, financial condition, results of operations or cash flows.

The future growth of the information technology and cybersecurity industry is uncertain.

Information technology and cybersecurity companies are generally subject to the following risks: rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and narrow profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. These companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Information technology and cybersecurity companies’ stocks, especially those which are internet related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance.

Cybersecurity incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.

We operate sensitive public key infrastructure (“PKI”) platforms, retain certain confidential customer information in our secure data centers and registration systems, and our digital certificates and electronic signatures may be used by customers in mission critical applications. It is critical to our business strategy that our facilities and infrastructure remain secure and are perceived by the marketplace to be secure.

We receive, process, store and transmit, often electronically, the data of our customers and others, much of which is confidential. Unauthorized access to our computer systems or stored data could result in the theft, including cyber-theft, or improper disclosure of confidential information, and the deletion or modification of records could cause interruptions in our operations. These cybersecurity risks increase when we transmit information from one location to another, including over the Internet or other electronic networks. Despite the security measures we have implemented, our facilities, systems and procedures, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our customers and others. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our customers or others, whether by us or a third party, could subject us to civil and criminal penalties, have a negative impact on our reputation, or expose us to liability to our customers, third parties or government authorities. We are not aware of such breaches or any other material cybersecurity risks in our supply chain to date. Any of these developments could have a material adverse effect on our business, results of operations and financial condition.

To mitigate these risks, we comply with one of the highest security standards in our industry: Webtrust, ISO27001 and the “Common Criteria” standard. Compliance with these standards require us to implement, monitor and audit on a yearly basis all the processes where we, or our third-party suppliers, manipulate sensitive data. This includes our supply chain processes and partners which, like us, are audited every year by security experts certified by governmental authorities. In addition, one of our customers, Cisco, also conducts an independent and extensive audit to control our processes and propose improvements.

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

Historically, the relationship between supply and demand in the semiconductor industry has caused a high degree of cyclicality in the semiconductor market. Semiconductor supply is partly driven by manufacturing capacity, which in the past has demonstrated alternating periods of substantial capacity additions and periods in which no or limited capacity was added. As a general matter, semiconductor companies are more likely to add capacity in periods when current or expected future demand is strong and margins are, or are expected to be, high. Investments in new capacity can result in overcapacity, which can lead to a reduction in prices and margins. In response, companies typically limit further capacity additions, eventually causing the market to be relatively undersupplied. In addition, demand for semiconductors varies, which can exacerbate the effect of supply fluctuations. As a result of this cyclicality, the semiconductor industry has, in the past, experienced significant downturns, such as in 1997/1998, 2001/2002, in 2008/2009, in early 2020 and in 2022/2023, often in connection with, or in anticipation of, maturing life cycles of semiconductor companies’ products and declines in general economic conditions. These downturns have been characterized by diminishing demand for end-user products, high inventory levels, under-utilization of manufacturing capacity and accelerated erosion of average selling prices. The foregoing risks have historically had, and may continue to have, a material adverse effect on our business, financial condition and results of operations.

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

If we fail to develop new products in response to, or in anticipation of, rapid technological changes in our industry or the industries we serve, our business may be materially and adversely affected.

The market for our products is characterized by rapidly evolving security threats, technological advancements, and shifting end-user requirements. For example, improvements are rapidly being made in post-quantum cryptography, hardware root-of-trust, secure enclaves, trusted execution environments, supply chain security, AI-driven security analytics, and zero-trust architectures. Furthermore, while the pace of improvements in semiconductor transistor density has slowed, driving up costs and complexity, the demand for more secure, tamper-resistant hardware is accelerating, especially in sectors such as defense, automotive, critical infrastructure, and secure communications.

The increasing sophistication of adversaries, including state-sponsored actors, and the growing regulatory focus on hardware security, adds additional complexity and cost to the design, verification, and manufacturing of our products. As a result of these rapidly changing technological and threat landscapes — along with unforeseen security vulnerabilities — the future market for our products is difficult to predict.

These risks are further exacerbated by the fact that many of our secure semiconductor platforms leverage common architectural frameworks across multiple end markets. In some cases, secure processing architectures, cryptographic hardware and secure IP blocks are reused across product generations and applications. Therefore, if a fundamental architectural vulnerability was discovered, or if our architectures were rendered uncompetitive, obsolete or unmarketable due to evolving security standards or new attack vectors, multiple products and customer segments could be impacted. This could force us to expend significant resources and incur substantial costs to redesign products, develop new architectures or remediate deployed devices in the field.

Our business, reputation, and relationships with government agencies, OEMs and technology partners could be adversely affected if we are unable to deliver technological improvements, address newly discovered vulnerabilities or adapt our products to evolving security requirements and technological shifts on a timely basis. Whether we will be able to compete effectively in the future will depend substantially on our ability to anticipate emerging threats, advance our products to meet evolving regulatory, market and end-user security requirements, and respond to changes in global hardware, software and security architecture standards in a cost-effective and timely manner.

There is also additional risk that public opinion, regulatory scrutiny or customer sentiment around hardware security, particularly in areas such as AI, government surveillance and data privacy, may diverge from our expectations. For example, failure to achieve market acceptance for secure semiconductors designed to enhance AI model integrity, protect sensitive data or mitigate supply chain risks could materially and adversely impact our business and operating results.

The demand for our semiconductor products depends to a significant degree on the demand for our customers’ end products.

The vast majority of our Semiconductors segment revenue is derived from sales to manufacturers in the IT infrastructure (Network Servers, Switch, Home boxes, PC Keyboards, etc.), utilities distribution edge infrastructure (Smart Meters) and Access Control modules. Demand in these markets fluctuates significantly, driven by consumer spending, consumer preferences, the development of new technologies and prevailing economic conditions. In addition, the specific products in which our semiconductors are incorporated may not be successful or may experience price erosion or other competitive factors that affect the price manufacturers are willing to pay us. Such customers have in the past, and may in the future, vary order levels significantly from period to period, request postponements to scheduled delivery dates, modify their orders or reduce lead times. This is particularly common during periods of low demand. This can make managing our semiconductor business difficult, as it limits the predictability of future revenue. It can also affect the accuracy of our financial forecasts. Furthermore, developing industry trends, including customers’ use of outsourcing and new and revised supply chain models, may affect our revenue, costs and working capital requirements.

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

The automation market has been moving forward with Robotic Process Automation (“RPA”) for years and market demand for the next evolution of such technology remains unknown. Our potential customers need to accept RPA to move forward from their current business process automation in order for WISeKey to be successful. The ability for WISeKey to predict the market and conditions is yet to be proven and the customer reaction remains unknown. In addition, the complex implementation in this sphere requires focused delivery resources and clear plans with the customers. Customer input and knowledge is critical to the success of knowledge automation, and therefore, some of WISeKey’s potential success will be reliant on its customers’ belief in the WISeKey value proposition and their ability to support the implementation.

Our use of artificial intelligence may adversely affect our business operations, products, or financial results, and expose us to evolving legal, regulatory, technological, and operational risks.

We utilize artificial intelligence (“AI”) technologies in several aspects of our business, including the design and optimization of our secure semiconductors, the development and enhancement of our software services, and the protection of our products against advanced cyberattacks, including those utilizing deep learning techniques for side-channel analysis. AI is also a core component of our strategic initiatives, including the development of decentralized AI processing frameworks and the integration of AI capabilities into our post-quantum secure semiconductors and RISC-V-based platforms.

These initiatives include efforts to create cost-effective, decentralized, and sustainable AI ecosystems that operate in conjunction with post-quantum secure hardware. Such efforts are intended to reduce reliance on centralized processing infrastructure, enhance data privacy, and improve the resilience of AI-enabled systems against emerging threats, including those posed by advancements in quantum computing.

While AI offers potential benefits in product innovation, design efficiency, and security enhancement, our use of AI exposes us to a wide range of risks, many of which are difficult to predict given the rapid pace of AI technological advancements and the limited historical experience with AI deployments in semiconductor design and security-critical applications. There can be no assurance that our AI-enabled products and services will achieve the desired performance improvements, security benefits, or cost efficiencies. In some cases, AI implementation may introduce new design flaws, security vulnerabilities, or operational inefficiencies that could adversely affect product functionality, customer trust, or market acceptance.

In particular, the integration of decentralized AI models with our hardware introduces new technological, cybersecurity, intellectual property, and operational challenges. These AI models, by design, rely on distributed data sources and collaborative learning processes, which may reduce our ability to control data quality, ensure consistency, or guard against adversarial manipulation. In addition, AI-optimized RISC-V architectures may accelerate design cycles, but they may also be subject to increased intellectual property disputes, interoperability issues, or unforeseen performance limitations.

Utilizing AI may expose us to additional intellectual property, cybersecurity, operational, and technological risks, as the technologies underlying AI and its use are subject to a variety of laws, including intellectual property, privacy, and consumer protection. We are also subject to increasing legal, regulatory, and ethical scrutiny regarding our use of AI. In particular, the U.S. Securities and Exchange Commission (SEC) and other global regulatory bodies are actively reviewing corporate disclosures and governance practices related to AI usage. New or expanded laws, regulations, and industry standards governing AI transparency, accountability, explainability, ethical use, bias prevention, privacy, or security could impose additional compliance obligations on us. Such obligations could require us to modify, restrict, or discontinue certain AI-enabled functionalities, leading to increased development costs, reduced product performance, or delays in product releases.

Furthermore, shifting public perception and heightened regulatory focus on the ethical implications of AI, particularly in relation to AI-assisted cybersecurity, government surveillance, and supply chain security, could negatively affect demand for our products, limit the markets in which we can operate, or expose us to reputational harm.

The technologies underlying AI, particularly those related to AI-enhanced cybersecurity, post-quantum secure AI processing, and decentralized AI architectures, are inherently complex, rapidly evolving, and subject to a high degree of uncertainty. As a result, we cannot predict all of the legal, regulatory, operational, technological, or ethical risks associated with the use of AI in our products and operations. If we are unable to effectively manage AI-related risks, our business, reputation, financial condition, and results of operations could be materially and adversely affected.

The quantum computing industry is in its early stages and is volatile, and if it does not develop, if it develops slower than we expect, if it develops in a manner that does not require use of our post-quantum cryptography products and services, if it encounters negative publicity or if our post-quantum cryptography products and services do not drive commercial engagement, the growth of our business will be harmed.

The nascent market for quantum computers is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards, and changing customer demands and behaviors. If the market for quantum computers in general does not develop as expected, or develops more slowly than expected, our business, prospects, financial condition and operating results could be harmed.

In addition, our growth and future demand for our products is highly dependent upon the adoption by developers and customers of quantum computing. Negative publicity concerning our post-quantum cryptography products and services or the quantum computing industry as a whole could limit market acceptance of our products. If our customers do not perceive the benefits of our post-quantum cryptography products and services, or if our post-quantum cryptography products and services do not drive customer engagement, then our market may not develop at all, or it may develop more slowly than we expect. If any of these events occur, it could have a material adverse effect on our business, financial condition or results of operations.

Delays in development, launch and/or rollout of our next-generation post-quantum cryptography products and services could have a material adverse effect on our business, results of operations and financial condition.

Our 2024 fiscal year end revenue was approximately $12 million, which represented a decline from $31 million reported for fiscal year end 2023. This decline was mainly due to SEALSQ’s  semiconductors customers gradually shifting from its traditional microcontrollers to next generation post-quantum cryptography products and their delay of building inventory until the release of these new products. While we have expanded our revenue streams from Matter certification adoption and implementing new Cyber Trust Mark standards, our ability to generate and grow our revenues in the future will largely be dependent on our ability to develop our next-generation post-quantum cryptography products and services.

SEALSQ currently expect to release its post-quantum cryptography products beginning in Q4 2025. While SEALSQ expects to recognize revenue in 2025 relating to the implementation of the new technologies into its planned Open Semiconductor and Test centers including the provision of professional services, we project to start to generate substantial returns from the full-scale commercial deployment of the post-quantum resistant chips starting in 2026. However, if SEALSQ experiences delays in the development and production of these products, it could have a material adverse effect on its business, results of operations and financial condition. Delays could result from either the “qualification” process, the “certification” process or both.

SEALSQ’s quantum-resistant chip is a newly developed product, and its qualification process is still ongoing. During this process, unforeseen issues may arise that require debugging and potentially a remask. Such adjustments could result in a delay of six to nine months in the chip’s market availability, impacting our ability to meet customer demand and production timelines.

In addition, the quantum-resistant chip is currently undergoing certification for FIPS 140-3 Level 3, Hardware (HW) Common Criteria certification, and Combination (HW+SW) Common Criteria certification. If the certification labs identify a critical flaw that prevents compliance with required security standards, SEALSQ may need to partially redesign the affected components. This could significantly delay product availability for customers that require these certifications for deployment. Additionally, there is a risk of delays in the final certification process. Once the certification labs complete their testing and release the test report, there may be further delays in obtaining the FIPS certificate from NIST (the U.S. standards authority). Any such delays could postpone customer acceptance, impact sales cycles, and shift the anticipated production ramp-up schedule.

We derive a significant portion of our revenue from one of our subsidiaries.

WISeKey holds a controlling interest in SEALSQ Corp and, as such, the results and assets and liabilities of SEALSQ are consolidated in the consolidated financial statements of WISeKey. While we are working on diversifying our solution offerings and revenue sources for future periods, for the year ended December 31, 2024, 92% of the Group’s revenue was the revenue of SEALSQ. As a result, our financial performance is affected by the financial performance of SEALSQ Corp and by the risks and uncertainties that could materially adversely affect SEALSQ Corp’s business, operating results, financial condition or prospects. SEALSQ Corp is particularly vulnerable - but not limited to – to all the business and supply risks related to the semiconductor industry, which could materially and adversely affect its, and therefore, the Group’s, financial stability.

Services offered by our PKI business rely on the continued integrity of public key cryptography technology and algorithms that may be compromised or proven obsolete over time.

Our services and products are relying heavily on cryptography, in particular, services offered by our PKI business are based on public key cryptography technology. With public key cryptography technology, a user possesses a public key and a private key, both of which are required to perform encryption and decryption operations. The security afforded by this technology depends on the integrity of a user’s private key and ensuring that it is not lost, stolen or otherwise compromised. Advances in attacks on cryptographic algorithms and technology may weaken their effectiveness, and significant new technology requirements may be imposed by root distribution programs that require us to make significant modifications to our systems or to reissue digital certificates to some or all of our customers, which could damage our reputation or otherwise harm our business. Severe attacks on public key cryptography could render PKI services in general obsolete or unmarketable.

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

One of the cryptographic rootkeys used by WISeKey is owned by the Organisation Internationale pour la Sécurité des Transactions Electroniques (“OISTE”). OISTE has granted us a renewable 10-year license to exclusively use the cryptographic rootkey. A termination of the license agreement would present a threat to WISeKey’s existing business model.

The cryptographic rootkey used by WISeKey is owned by OISTE acting as a trusted third party and not-for-profit entity in charge of ensuring that the Root of Trust (the “RoT”) remains neutral and trusted. The name of the RoT is OISTE/WISeKey, as shown in all major current browsers that embed the rootkey. Two members of the foundation board of OISTE are also WISeKey board members. Members of the foundation board of OISTE are appointed by a policy authorizing authority, whose members are international organizations, governments and large corporations that use the OISTE/WISeKey RoT. OISTE has granted us a 10-year license to exclusively use the cryptographic rootkey and develop technologies and processes based on OISTE’s trust model. The current term of the license agreement shall renew on 31 December 2028 and shall be automatically extended for successive 10 year terms unless terminated by written notice by either party at least 2 years prior to the end of the then-current term or unless terminated for breach or bankruptcy.

Our success depends on our ability to keep pace with technical advances in cryptography and semiconductor design.

WISeKey needs to keep pace with changing technologies to provide effective identification and authentication solutions. In addition, we need to continue adjacent and inorganic growth to broaden and strengthen our portfolio of products to stay ahead of the technology changes and risks in order to be successful.

WISeKey needs to anticipate, and quickly react to, rapid changes occurring in security technologies and to the development of new and improved semiconductors and software that result from these changes. If WISeKey is unable to respond quickly and cost-effectively to changing hardware and software technologies and evolving industry standards, the existing offering could become non-competitive and WISeKey may lose market share. WISeKey’s success will depend, in part, on its ability to effectively use leading technologies critical to the business, enhance its existing solutions, find appropriate technology partners, and continue to develop new solutions and technology that address the increasingly sophisticated and varied needs of its current and prospective clients and their customers, and its ability to influence and respond to technological advances, emerging industry and regulatory standards and practices and competitive service offerings. WISeKey’s ability to remain technologically competitive may require substantial expenditures and lead-time, and the integration of newly acquired technologies will also take time. If WISeKey is unable to adapt and integrate in a timely manner to changing market conditions or customer requirements, its business, financial condition and results of operations could be seriously harmed.

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

For example, the U.S. agency NIST has recently selected the post-quantum cryptographic algorithms for all governmental use of cryptography. While we have aligned our product development with NIST’s PQC process, our ability to fully comply with evolving standards and successfully integrate these algorithms across our product portfolio is critical to maintaining our eligibility for government contracts and leadership in the post-quantum security market. Failure to timely implement NIST-selected algorithms or adapt to additional regional cryptographic requirements could limit our market access, increase compliance and development costs, or fragment our product offerings across different jurisdictions, which could materially and adversely affect our business, operating results, and financial condition.

Our services and products depend on the continued integrity of public key cryptography technology and algorithms that may be compromised or proven obsolete over time.

Our services and products rely heavily on cryptography. Advances in attacks on cryptographic algorithms and technology may weaken their effectiveness, and significant new technology requirements may be imposed by root distribution programs that require us to make significant modifications to our systems or to reissue digital certificates to some or all of our customers, which could damage our reputation or otherwise harm our business.

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

Our semiconductors and software services are highly technical and complex and may contain undetected software bugs, hardware errors, and other vulnerabilities. There is a risk that defects or errors could arise, particularly where new versions or enhancements are released. We cannot assure you that our software or other components will not experience errors or performance problems in the future. These bugs and errors can manifest in any number of ways in our products, including through diminished performance, security vulnerabilities, malfunctions, or even permanently disabled products.

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

Our supply chain depends on third-party suppliers. Failure of one of our suppliers to handle increased demand could impact our ability to take advantage of upside business opportunities.

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

The following issues related to our third-party suppliers could have an adverse effect on our ability to meet customer demand and negatively impact our revenues, business operations, profitability and cash flows:

• our suppliers’ failure or inability to react to shifts in product demand, including situations where demand for integrated circuits exceeds suppliers’ capacity to meet that demand;

• a failure or inability by our suppliers to procure raw materials or allocate adequate raw materials for our products, or an increase in prices for raw materials or components;

• an inability to procure or utilize raw materials, components or products from our suppliers due to government prohibitions or restrictions on transactions with certain countries and/or companies, and alternative suppliers, raw material sources or raw materials are not available or not available in acceptable time frames or upon acceptable terms;

• a failure by our suppliers to allocate adequate manufacturing, assembly or test capacity for our products;

• our suppliers’ failure or inability to develop or maintain, or a delay in developing or building out, manufacturing capacity for leading process technologies, including transitions to smaller geometry process technologies;

• the loss of a supplier or the failure or inability of a supplier to meet performance, quality or yield specifications or delivery schedules;

• additional expense or production delays as a result of qualifying a new supplier and commencing volume production or testing in the event of a loss of, or a decision to add or change, a supplier;

• natural disasters, the effects of climate change, acts of war or other geopolitical conflicts impacting the regions in which our suppliers and their manufacturing foundries or assembly, test or other facilities are located;

• health crises, including epidemics or pandemics, and government and business responses thereto, which impact our suppliers, including as a result of quarantines or closures;

• cyber-attacks on our suppliers’ information technology (IT) systems, including those related to their manufacturing foundries or assembly, test or other facilities;

• trade or national security protection policies, particularly U.S. or Chinese government policies, that limit or prevent us from transacting business with suppliers of critical integrated circuit products, or that limit or prevent such suppliers from transacting business with us or from procuring materials, machinery or technology necessary to manufacture goods for us; and

• any other reduction, interruption, delay or limitation in our product supply sources.

In particular, our agreement with one of our third-party suppliers, Presto Engineering Inc., defines, among other things, the following contractual obligations. Failure to meet these obligations could have an adverse effect on our ability to meet customer demand and negatively impact our revenues, business operations, profitability and cash flows.

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

• their obligations vis-à-vis our quality process and our security process, including their obligations to be audited on a yearly basis.

Although common in our industry, we do not have agreements with any other of our major third-party suppliers. Rather, the Company provides such suppliers with purchase orders on a quarterly basis, which triggers the launch of manufacturing of the Company’s products. The Company has weekly discussions and provides the suppliers with 12-month rolling forecasts to allow them to anticipate equipment allocations and raw material supplies. However, since we do not have written agreements with these suppliers, we are subject to the risk that any of these suppliers could terminate their relationship with us, leaving us without critical products, software or other services needed to operate our business.

Our IC products mainly depend on supplies from third-party foundries, and any failure to obtain sufficient foundry capacity from such foundries would significantly delay the shipment of our products.

Our IoT activity is a fabless IC design business and, as such, we do not own any IC fabrication facilities. We currently work with two leading foundries as our main IC fabrication partners and place purchase orders according to our business needs. It is important for us to have a reliable relationship with third-party foundries as well as other future foundry service providers to ensure adequate product supply to respond to customer demand.

We cannot guarantee that our foundry service providers will be able to meet our manufacturing requirements. The ability of our foundry service providers to provide us with foundry services is limited by available capacity. If any of our foundry service providers fails to succeed in their capacity promise, it will not be able to deliver to us ICs as per the purchase orders that we have placed to them, which will significantly affect our shipment of our products and solutions. This could in turn result in lost sales and have a material adverse effect on our relationships with our customers and on our business and financial condition. In addition, we do not have a guaranteed level of production capacity from our foundry service providers. We do not have long-term contracts with them, and we source our supplies on a purchase order basis. As a result, we depend on our foundry service providers to allocate to us a portion of their manufacturing capacity sufficient to meet our needs, produce products of acceptable quality and at acceptable final test yields and deliver those products to us on a timely basis and at acceptable prices. If any of our foundry service providers raises its prices or is unable to meet our required capacity for any reason, such as shortages or delays in the shipment of semiconductor equipment or raw materials required to manufacture our ICs, or if our business relationships with any of our foundry service providers deteriorate, we may not be able to obtain the required capacity and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all. Moreover, it is possible that other customers of any of our foundry service providers that are larger and/or better financed than we are, or that have long-term contracts with it, may receive preferential treatment in terms of capacity allocation or pricing. In addition, if we do not accurately forecast our capacity needs, any of our foundry service providers may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfil those needs, either of which could materially and adversely affect our business, results of operations or financial condition.

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

In relation to our semiconductor business, fabrication of ICs requires specialized services to process the silicon wafers into ICs by packaging them and to test their proper functioning. We primarily collaborate with a Outsource Semiconductors Assembly and Testing (OSAT) provider for such services, which may expose us to a number of risks, including difficulties in finding alternate suppliers, capacity shortages or delays, lack of control or oversight in timing, quality or costs, and misuse of our intellectual property. If any such problems arise with our packaging and testing partners, we may experience delays in our production and delivery timeline, inadequate quality control of our products or excessive costs and expenses. As a result, our financial condition, results of operations, reputation and business may be adversely affected.

Failure at tape-out or failure to achieve the expected final test yields for our ICs could negatively impact our results of operations.

The tape-out process is a critical milestone in our IoT business. A tape-out means all the stages in the design and verification process of our ICs have been completed, and the chip design is sent for manufacturing. The tape-out process requires considerable investment in time and resources and close cooperation with the wafer foundry, and repeated failures can significantly increase our costs, lengthen our product development period, and delay our product launch. If the tape-out or testing of a new chip design fails, either as a result of design flaws by our research and development team or problems with production or the testing process by the wafer foundry, we may incur considerable costs and expenses to fix or restart the design process. Such obstacles may decrease our profitability or delay the launch of new products.

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

The digital security market space in which we operate face intense competition, constant innovation and evolving security threats. There are several global security companies with strong presence in this market, including VeriSign, Inc., DigiCert Inc., Entrust Datacard, Let’s Encrypt, Symantec Corporation, FireEye, Inc., Red Hat Software, VASCO Data Security International, Inc., Zix Corp, NXP Semiconductors, Infineon Technologies, STMicroelectronics and Samsung Electronics. As we integrate and move into the knowledge automation space there are also related data lake and automation companies with strong foundations including Palantir and Snowflake.

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

WISeKey’s competitors may have competitive advantages, such as:

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

If WISeKey does not successfully anticipate market needs and enhance existing products or develop new products that meet those needs on a timely basis, WISeKey may not be able to compete effectively and WISeKey’s ability to generate revenues will suffer.

Many of our customers operate in markets characterized by rapidly changing technologies and business plans, which require them to adapt to increasingly complex digital security infrastructures to protect internal and external corporate communications. As our customers’ technologies and business plans grow more complex, we expect them to face new and increasingly sophisticated threats of security breaches or counterfeiting. WISeKey faces significant challenges in:

•	ensuring that our security solutions effectively protect identities of individual customers, company information and their brands, and

•	driving efficient operations through automated decision making.

As a result, we must continually modify and improve our products in response to changes in our customers’ technology infrastructures.

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

A large amount of investment in sales and marketing and support personnel is required to attract new customers. If we are unable to convince these potential new customers of a need for our products or if we are unable to persuade them of our products’ efficacy, we may be unable to achieve growth and there may be a meaningful negative impact on future revenues and operating results.

WISeKey’s reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our security solutions or the failure of our security solutions to meet customers’ expectations.

Organizations are facing increasingly sophisticated digital security threats and threats of counterfeiting. If WISeKey fails to identify and respond to new and increasingly complex methods of counterfeiting products or hacking personal and corporate digital accounts, our business and reputation will suffer. In particular, WISeKey may suffer significant adverse publicity and reputational harm if any of our products fail to perform as advertised. An actual or perceived breach of our customers’ sensitive business data, regardless of whether the breach is attributable to the failure of our products, could adversely affect the market’s perception of the efficacy of our security solutions and current or potential customers may look to our competitors for alternatives to our security solutions. Similarly, an actual or perceived failure of our products to prevent counterfeit products from being detected, regardless of whether such failure is attributable to our products, could adversely affect the market’s perception of the efficacy of our authentication solutions and could encourage current or potential customers to look to our competitors for an alternative to our products. The failure of our products may also subject us to product liability lawsuits and financial losses stemming from the indemnification of our partners and other third parties, as well as the expenditure of significant financial resources to analyze, correct or eliminate any vulnerability. It could also cause us to suffer reputational harm, lose existing customers or deter them from purchasing additional products and services and prevent new customers from purchasing our security solutions.

We depend on highly skilled key personnel to operate our business, and if we are unable to attract, retain, and motivate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We believe that our future success is highly dependent on the talents and contributions of our senior management, including Carlos Moreira, founder and Chief Executive Officer of WISeKey, members of our executive team, and other key employees, such as key engineering, finance, research and development, marketing, and sales personnel. Our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees and senior management. All of our employees, including our senior management, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace.

Furthermore, our performance depends on favorable labor relations with our employees and compliance with labor laws in the countries where we have employees and plans to hire new employees. Any deterioration of current relations or increase in labor costs due to our compliance with labor laws could adversely affect our business.

Qualified individuals are in high demand, particularly in the digital industry, and we may incur significant costs to attract them. If we are unable to attract and retain our senior management and key employees, we may not be able to achieve our strategic objectives, and our business could be harmed. In addition, we believe that our senior management have developed highly successful and effective working relationships. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If one or more of these individuals leave, we may not be able to fully integrate new senior management or replicate the current dynamic, and working relationships that have developed among our senior management and other key personnel, and our operations could suffer.

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

Even though our heritage started before 2000, much of our business has changed in recent periods. Macro changes impacting our market, particularly the digital transformation induced by the COVID-19 pandemic, competitors suffering supply chain shortages, and the increased use of the IoT resulted in growing demand for our products.

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

Our ability to grow our business and generate revenue depends on retaining and expanding our total customer base and increasing services revenue by effectively monetizing value added. We must convince prospective customers of the benefits of our solutions and our existing customers of the continuing value of our solutions. Our ability to attract new customers, retain existing customers, and reach out to new markets depends in large part on our ability to continue to offer leading technologies and products, superior security and trust, and integration capabilities. For instance, in our Semiconductors segment, some of our semiconductor competitors, including Infineon, Microchip, NXP and STMicroelectronics, have developed, and are continuing to develop, secure elements, which puts us at a significant competitive disadvantage.

Additionally, management expects 2025 to be a transition year where the focus of customer demand will shift to the next generation of products, which is likely to impair WISeKey’s growth in its core business relating to our existing solutions. Our continued growth is therefore heavily dependent upon the successful attraction of prospective customers in new markets, both geographic, such as in India and Taiwan, and product, such as with secure transport of goods through the global, real-time tracking and tracing capabilities in conjunction with WISeSat.

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

We derive a significant amount of our revenues each year from a small number of customers. In the year ended December 31, 2024, our ten largest customers accounted for 67% of our revenue. Our business and results of operations are largely dependent upon the success of our significant customers. The loss of any large customer, a decline in the volume of sales to these customers or the deterioration of their financial condition could adversely affect our business, results of operations and financial conditions.

One of our largest customers is CISCO Systems International (“Cisco”).  We operate under the terms of a Master Purchase Agreement, dated August 14, 2014.  Such agreement defines, among other things:

•	the communication process that we shall respect vis a vis forecasting / pricing update, such as determination of price reflecting component prices in effect on the date of shipment to Cisco’s authorized contract manufactures (“EMS Providers”), representations and warranties that the product price are, and shall be, no higher than the lowest prices offered by the Company to any customer purchasing the same or lesser total sales or unit volume on an annual basis;

•	buffer stock, timing and volume constitution rules, including but not limited to, obligations to make commercially reasonable efforts to conduct capacity and materials planning and management sufficient to meet EMS Provider’s forecast at the period of time agreed between WISeKey and EMS Providers,

•	list of contract manufacturers to whom we are allowed to take purchase orders and to make deliveries;

•	rules of fair treatment in case capacity shortage, that is, an obligation to provide Cisco, EMS Providers and any third party designated by Cisco an allocation of products during its shortage that is no less favorable than that provided to any other customer;

•	warranties, including but not limited to, three years warranty period, delivered product having no less than eight remaining weeks of shelf-life, replacement of defected products within two business days in general;

•	epidemic failure when a single failure mode in excess of 1% of the product or a multiple failure mode in excess of 3% of the product, during any rolling 3-full calendar month period, occurs. If an epidemic failure occurs within five (5) years following the delivery of a product, the Company must promptly notify Cisco, provide a preliminary diagnosis plan within one (1) business day, and update it as required by Cisco. The Company has agreed to collaborate with Cisco to diagnose the issue, develop an interim solution, and implement a permanent fix. Subject to the liability exclusions and limitations outlined in the agreement, the Company is contractually obligated to compensate Cisco for all reasonable direct costs incurred in addressing the epidemic failure. Additionally, the Company has agreed to provide necessary support to Cisco, its EMS Providers, and any designated third parties for remediation efforts, including but not limited to customer notifications, replacement scheduling, and corrective measures such as product removal, return, reinstallation, and repair.

Any decline in demand for our IoT products from our clients could have a material adverse effect on the Company’s business, results of operations and financial condition.

Our Semiconductors segment is at risk of our clients delaying or withdrawing purchase orders for items where we already committed to the production of these pieces. In these situations, and when sufficient notice is given, we are usually able to adjust our semiconductors production schedules such that the production can be transferred to alternative clients thereby limiting our exposure. However, there can be a short-term impact upon the levels of stock that we hold at any given point in time. As our products have a lengthy development cycle, often being in the region of 18 to 24 months from design-win to delivering the first batch of finished goods, we are not susceptible to losing clients without a lengthy notice period, so there is a very limited risk that we find ourselves holding material amounts of stocks of finished goods that will not be eventually delivered to our clients. The greatest risk is that a client might reduce their production allocations with the Company and, in this instance, we would be required to adapt our purchase requirements accordingly. Most of our raw materials (in particular our wafers) can be redirected to alternative products and so the risk is limited to finished goods. In the event that a client was to significantly reduce demand with a limited lead-time and not place new orders for that product at a later stage, this could lead to some finished goods becoming obsolete, but this risk is considered remote by management. The main risk arising from a decline in demand for our products from one of our top ten clients is that we would need to find new sources of revenue to replace the departing clients.

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

A large amount of investment in sales and marketing and support personnel is required to attract new customers. If we are unable to convince these potential new customers of a need for our products or if we are unable to persuade them of our products’ efficacy, we may be unable to achieve growth and there may be a meaningful negative impact on future revenues and operating results.

If we experience regulatory non-compliance, this may affect our reputation and our financial results.

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

The U.S. government, including the Federal Trade Commission and the Department of Commerce, may continue to review the need for greater regulation over the collection of information concerning consumer behaviour on the internet, including regulation aimed at restricting certain targeted advertising practices.

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

Large orders may depend on the ability of our customer to be awarded significant regional or national contracts. The design of many IoT devices comes with the risk that it may not see the demand that was expected in that market, or the high-volume contracts may be awarded to competing suppliers. Our customers may be bidding against several other suppliers to win a government contract and if they lose the bid, we will not see the results that were originally expected during the forecasting of the opportunity size and profitability. As such, the volume predictions that were used in the pricing negotiations and forecasts may not always be achievable by our customers and may adversely affect our operating results.

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

We may in the future make acquisitions of, or investments in, existing companies or existing or new businesses. Acquisitions and investments involve numerous risks that vary depending on their scale and nature, including, but not limited to:

•	diversion of management’s attention from other operational matters;

•	inability to complete proposed transactions as anticipated or at all (and any ensuing obligation to pay a termination fee or other costs and expenses);

•	the possibility that the acquired business will not be successfully integrated or that anticipated cost savings, synergies or other benefits will not be realized;

•	the acquired business or strategic partnership may lose market acceptance or profitability;

•	a decrease in our cash or an increase in our indebtedness, including security interests that may have to be constituted as part of the acquisition indebtedness, may limit our ability to access additional capital when needed;

•	failure to commercialize purchased technologies, intellectual property rights or partnered solutions;

•	initial dependence on unfamiliar supply chains or relatively small supply partners;

•	inability to obtain and protect intellectual property rights in key technologies;

•	incurrence of unexpected liabilities; and

•	loss of key personnel and clients or customers of acquired businesses.

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

WISeKey has invested substantial amounts of financial resources so far on its acquisitions, brand technology and market position. As at December 31, 2024, WISeKey had, on a consolidated level, an accumulated cumulative deficit of USD 294,407,572, compared to USD 280,960,811 as at December 31, 2023 and USD 265,635,281 as at December 31, 2022. In the past, we made significant investments in our operations which have not resulted in corresponding revenue growth and, as a result, increased our losses. WISeKey expects to make significant future investments to support the further development and expansion of its business and these investments may not result in increased revenue or growth on a timely basis or at all.

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

Certain of the Company’s large shareholders, including if acting in concert, may be able to exert significant influence on the Company and their interests may conflict with the interests of its other shareholders.

Our founder, Carlos Moreira, holds over 30% of the Company’s voting rights as at December 31, 2024. Further, all holders of the Class A Shares represent approximately 32% of the Company’s voting rights as at December 31, 2024. Our founder, or if the holders of Class A Shares were to act in concert with each other, the holders of the Class A Shares, would be able to exert significant influence over certain matters, including matters that must be resolved by the general meeting of shareholders, such as the election of members to the board of directors or the declaration of dividends or other distributions. To the extent that the interests of these shareholders may differ from the interests of the Company’s other shareholders, the Company’s other shareholders may be disadvantaged by any actions that these shareholders may seek to pursue.

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

Further, the Company may choose to raise additional capital by issuing additional Class B Shares, depending on market conditions or strategic considerations. In particular, under our Articles of Association as at December 31, 2024, the board of directors is authorized to issue up to 1,618,117 new Class B Shares out of the capital band at any time until June 27, 2029 and thereby increase the Company’s share capital without further shareholder approval. After June 27, 2029, the shareholders may re-approve this authorization. Further, our Articles of Association provide for a conditional share capital based on which, as at December 31, 2024, the Company is authorized to issue up to 1,210,590 new Class B Shares, corresponding to CHF 121,059 in par value. Since June 27, 2024, the date of reference for the last formal recording in the Articles and the commercial register of the Canton of Zug, Switzerland, an aggregate number of 704,962 Class B Shares has been issued out of the Company’s conditional share capital as of December 31, 2024. As a result, the available conditional share capital of the Company, as at December 31, 2024, amounted to CHF 50,562.80, corresponding to the issuance of 505,628 Class B Shares. Among other things, the Company’s conditional share capital could be used in connection with the issuance of securities that are convertible into Class B Shares. To the extent that additional capital is raised through the issuance of Class B Shares or other securities that are convertible into Class B Shares, the issuance of such securities could dilute the Company’s shareholders’ interest in the Company.

In connection with an Agreement for the Issuance and Subscription of Convertible Notes WISeKey entered into with GLOBAL TECH OPPORTUNITIES 8, Grand Cayman, Cayman Islands (“GTO”) on December 8, 2020, the Company granted GTO warrants to acquire Class B Shares at an exercise price of the higher of (a) 120% of the 5-trading day VWAP of the Class B Shares on the SIX Swiss Stock Exchange over the 5 trading days immediately preceding the relevant subscription request and (b) CHF 75 (the “GTO Warrant Exercise Price”). The number of warrants granted at each tranche subscription was calculated as 15% of the principal amount of each subscription divided by the GTO Warrant Exercise Price. Each warrant agreement has a 5-year exercise period starting on the relevant subscription date. As at December 31, 2024, a total of 26,380 warrants (the “GTO Warrants”) have been issued for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the GTO Warrants as at December 31, 2024 is 26,380 Class B Shares. The GTO Warrants may be exercised by GTO at any time until the fifth anniversary of their respective grant at the GTO Warrant Exercise Price. The Class B Shares issued to GTO in connection with the GTO Warrants would be issued out of the Company’s conditional share capital or capital band without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the GTO Warrants will dilute the Company’s shareholders’ interests in the Company.

In connection with an Agreement for the Subscription of up to $22M Convertible Notes (the “L1 Facility”) WISeKey entered into with L1 Capital Global Opportunities Master Fund (“L1”), as amended on September 27, 2021 and March 3, 2022, the Company granted L1 the option to acquire Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WISeKey Class B Share (“WIHN Class B Share”) on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 250 (the “L1 Warrant Exercise Price”). The number of warrants granted at each tranche subscription is calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. As at December 31, 2024, a total of 98,231 warrants (the “L1 Warrants”) have been issued for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the L1 Warrants as at December 31, 2024 is 98,231 Class B Shares. The L1 Warrants may be exercised by L1 at any time until the third anniversary of their respective grant at the L1 Warrant Exercise Price. The Class B Shares issued to L1 in connection with the L1 Warrants would be issued out of the Company’s conditional share capital or capital band without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the L1 Warrants will dilute the Company’s shareholders’ interests in the Company.

In connection with an Agreement for the Subscription of up to $22M Convertible Notes (the “Anson Facility”) WISeKey entered into with Anson Capital Global Opportunities Master Fund (“Anson”), as amended on September 27, 2021 and March 3, 2022, the Company granted Anson the option to acquire Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WISeKey Class B Share (“WIHN Class B Share”) on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 250 (the “Anson Warrant Exercise Price”). The number of warrants granted at each tranche subscription is calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. As at December 31, 2024, a total of 72,404 warrants (the “Anson Warrants”) have been issued for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Anson Warrants as at December 31, 2024 is 72,404 Class B Shares. The Anson Warrants may be exercised by Anson at any time until the third anniversary of their respective grant at the Anson Warrant Exercise Price. The Class B Shares issued to Anson in connection with the Anson Warrants would be issued out of the Company’s conditional share capital or capital band without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the Anson Warrants will dilute the Company’s shareholders’ interests in the Company.

On October 23, 2024, the Group entered into a Subscription Agreement for the Subscription of up to $15M Convertible Notes (the “2024 Anson Facility”) with Anson, pursuant to which Anson committed to grant a loan to WISeKey for up to a maximum amount of USD 15 million divided into tranches of variable sizes, during a commitment period of 24 months ending October 22, 2026. The 2024 Anson Facility plans for an initial tranche USD 1.25 million (the “2024 Anson Initial Tranche”) and subsequent tranches in an aggregate principal amount or aggregate principal amounts to be agreed upon between WISeKey and Anson, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into unsecured convertible notes of USD 100,000 each that bear no interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares upon request by Anson within a period of 12 months from issuance and, in any case, no earlier than 40 days after the tranche closing and no later than at the expiry of the 12 months. For each tranche, the conversion price is determined as the lower of (i) a Fixed Conversion Price set at a premium of 100% to the daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange on the trading day prior to the date of completion of each tranche, and (ii) 94% of the lowest daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date. The conversion of the subscriptions under the 2024 Anson Facility into Class B Shares will dilute the Company’s shareholders’ interest in the Company. During the year ended December 31, 2024, WISeKey made one subscription under the 2024 Anson Facility in an amount of USD 1.25 million, the 2024 Anson Initial Tranche. In the year ended December 31, 2024, Anson converted a total of USD 1,24 million out of the 2024 Anson Initial Tranche, resulting in the delivery of a total of 344,598 WIHN Class B Shares. As at December 31, 2024, there were no unconverted convertible notes and the outstanding 2024 Anson Facility available was USD 13.75 million. As at December 31, 2024, the estimated maximum number of Class B Shares deliverable under the 2024 Anson Facility is 690,923 Class B Shares at a conversion price of CHF 18.048 per Class B Share (calculated based on the closing price of a Class B Share on the SIX on December 30, 2024 of CHF 19.20 discounted by 6%). Note that the actual price at which Anson may convert each tranche under the Anson Facility is subject to change, and, therefore, the number of Class B Shares deliverable to Anson may vary.

On October 23, 2024, the Group entered into a Subscription Agreement for the Subscription of up to $15M Convertible Notes (the “2024 L1 Facility”) with L1, pursuant to which L1 committed to grant a loan to WISeKey for up to a maximum amount of USD 15 million divided into tranches of variable sizes, during a commitment period of 24 months ending October 22, 2026. The 2024 L1 Facility plans for an initial tranche USD 1.25 million (the “2024 L1 Initial Tranche”) and subsequent tranches in an aggregate principal amount or aggregate principal amounts to be agreed upon between WISeKey and L1, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into unsecured convertible notes of USD 100,000 each that bear no interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares upon request by L1 within a period of 12 months from issuance and, in any case, no earlier than 40 days after the tranche closing and no later than at the expiry of the 12 months. For each tranche, the conversion price is determined as the lower of (i) a Fixed Conversion Price set at a premium of 100% to the daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange on the trading day prior to the date of completion of each tranche, and (ii) 94% of the lowest daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date. The conversion of the subscriptions under the 2024 L1 Facility into Class B Shares will dilute the Company’s shareholders’ interest in the Company. During the year ended December 31, 2024, WISeKey made one subscription under the 2024 L1 Facility in an amount of USD 1.25 million, the 2024 L1 Initial Tranche. In the year ended December 31, 2024, L1 converted a total of USD 1,24 million out of the 2024 L1 Initial Tranche, resulting in the delivery of a total of 344,598 WIHN Class B Shares. As at December 31, 2024, convertible notes in an aggregate amount of USD 10,000 remained unconverted and the outstanding 2024 L1 Facility available was USD 13.75 million. As at December 31, 2024, the estimated maximum number of Class B Shares deliverable under the 2024 L1 Facility is 691,425 Class B Shares at a conversion price of CHF 18.048 per Class B Share (calculated based on the closing price of a Class B Share on the SIX on December 30, 2024 of CHF 19.20 discounted by 6%). Note that the actual price at which L1 may convert each tranche under the L1 Facility is subject to change, and, therefore, the number of Class B Shares deliverable to L1 may vary.

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

Our operating results can also vary significantly due to impairments of intangible assets, including goodwill, and other fixed assets. As at December 31, 2024, the value of our goodwill as recorded on our balance sheet was USD 8,316,892 and the value of acquired technologies and other intangible assets was USD 96,165, net of impairment and amortization. Because the market for our products is characterized by rapidly changing technologies, our future cash flows may not support the value of goodwill and other intangibles recorded in our consolidated financial statements. According to U.S. GAAP, we are required to annually test our recorded goodwill and indefinite-lived intangible assets, if any, and to assess the carrying values of other intangible assets when impairment indicators exist. As a result of such tests, we could be required to book impairment charges in our statement of operations if the carrying value is greater than the fair value. The amount of any potential impairment is not predictable.

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

We are exposed to risks associated with acquisitions and investments.

We may in the future make acquisitions of, or investments in, existing companies or existing or new businesses. Acquisitions and investments involve numerous risks that vary depending on their scale and nature, including, but not limited to:

•	diversion of management’s attention from other operational matters;

•	inability to complete proposed transactions as anticipated or at all (and any ensuing obligation to pay a termination fee or other costs and expenses);

•	the possibility that the acquired business will not be successfully integrated or that anticipated cost savings, synergies or other benefits will not be realized;

•	the acquired business or strategic partnership may lose market acceptance or profitability;

•	a decrease in our cash or an increase in our indebtedness, including security interests that may have to be constituted as part of the acquisition indebtedness, may limit our ability to access additional capital when needed;

•	failure to commercialize purchased technologies, intellectual property rights or partnered solutions;

•	initial dependence on unfamiliar supply chains or relatively small supply partners;

•	inability to obtain and protect intellectual property rights in key technologies;

•	incurrence of unexpected liabilities; and

•	loss of key personnel and clients or customers of acquired businesses.

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

We are a holding company with no significant assets other than the equity interests in our subsidiaries. The Company’s subsidiaries own substantially all the rights to its revenue streams. The Company has no legal obligation to, and may not, declare dividends or other distributions on its shares. The Company’s ability to pay dividends to its shareholders depends on the availability of sufficient legally distributable profits from previous years, which depends on the performance of its subsidiaries and their ability to distribute funds to the Company, and/or on the availability of distributable reserves from capital contributions at the Company level, and on the need for shareholder approval.

The ability of a subsidiary to make distributions to the Company could be affected by a claim or other action by a third party, including a creditor, or by laws which regulate the payment of dividends by companies. In addition, the subsidiaries’ ability to distribute funds to the Company depends on, among other things, the availability of sufficient legally distributable profit of such subsidiaries. The Company cannot offer any assurance that legally distributable profit or reserves from capital contributions will be available in any given financial year.

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

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against public companies following declines in the market prices of their securities. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and our resources, which could harm our business.

Employment laws in some of the countries in which we operate are relatively stringent.

As of December 31, 2024, we had employees located in Switzerland, in the United States, in France and other countries and regions. In some of the countries in which we operate, employment laws may grant significant job protection to employees, including rights on termination of employment and setting maximum number of hours and days per week that a particular employee is permitted to work. In addition, in certain countries in which we operate, WISeKey is or may be required to consult and seek the advice of employee representatives and/or unions. These laws, coupled with the requirement to consult with any relevant employee representatives and unions, could impact our ability to react to market changes and the needs of our business.

We are subject to anti-takeover provisions.

Our Articles and Swiss law contain provisions that could prevent or delay an acquisition of the Company by means of a tender offer, a proxy contest or otherwise, that is opposed to by our Board. These provisions may also adversely affect prevailing market prices for our Class B Shares and our ADSs. Even in the absence of a takeover attempt, these provisions may adversely affect the market price of our common stock if they are viewed as discouraging takeover attempts. These provisions provide, among other things:

•	an opting-out from the obligation of an acquirer of Shares to make a public offer pursuant to article 135 and 163 of the Swiss Financial Market Infrastructure Act, including its implementing directives, circulars and other regulations (the “FMIA”);

•	that the share capital is divided into different classes of shares, of which only Class B Shares are listed on the SIX, whereas Class A Shares are not listed and tradable;

•	that the Board is currently authorized, at any time until June 27, 2029, to issue up to 1,618,117 new Class B Shares and to limit or withdraw the pre-emptive rights of existing shareholders in various circumstances;

•	that any shareholder who is entitled to propose any business or to nominate a person or persons for election as member of the Board at an annual meeting may only do so if advance notice is given to the Company;

•	that a merger or demerger transaction requires the affirmative vote of the holders of at least two-thirds of voting rights and an absolute majority of the par value of the shares, each as represented (in person or by proxy) at the general meeting of shareholders and the possibility of a so-called “cash-out” or “squeeze-out” merger if the acquirer controls 90% of the outstanding shares entitled to vote at a general meeting of shareholders; and

•	that any action required or permitted to be taken by the holders of shares must be taken at a duly called annual or extraordinary general meeting of shareholders of the Company.

Each Class A Share and each Class B Share has one vote despite the difference in par value

Each Class A Share and each Class B Share carries one vote per share but our Class A Shares have a lower par value (CHF 0.01 per share) than our Class B Shares (CHF 0.10 per share). This means that, relative to their respective per share contribution to the Company’s capital, the holders of our Class A Shares have a greater relative per share voting power than the holders of our Class B Shares for matters that require approval on the basis of a specified majority of shares present at the shareholders meeting.

However, to the extent shareholder resolutions require as the relevant majority standard a majority of the par value of the shares present at the meeting, Class A Shares as a class have less votes than Class B Shares as a class (as the Class B Shares have a par value of CHF 0.10 per Class B Share as compared to CHF 0.01 per Class A Share). The majority of par value standard for approval of resolutions applies (i) to shareholder resolutions on certain specific matters (see Item 10B Memorandum and Articles of Association - Dual Voting Rights) and (ii) to the extent that Swiss corporate law requires that a shareholder resolution be adopted with a majority of (A) two-thirds of the voting rights attached to, and (B) the absolute majority of the par value of, the shares, each as represented at the relevant meeting (see also Item 10B-Memorandum and Articles of Association - Voting Requirements).

Assuming a total of approximately 5 million of our shares are issued (in line with the commercial register of the Canton of Zug as at December 31, 2024), of which approximately 1.6 million are Class A Shares and approximately 3.4 million are Class B Shares, the Class A Shares as a class contribute approximately 4.5% of the aggregate par value of the Company, have 32% of the total votes for matters that require approval on the basis of a specified majority of the number of shares present or represented at the shareholders meeting, but 4.5% of the total votes for matters that require approval on the basis of a specified majority of the par value of the shares present at the shareholders meeting. Assuming the same total of approximately 5 million of our shares are issued, of which approximately 1.6 million are Class A Shares and approximately 3.4 million are Class B Shares, Class B Shares as a class contribute 95.5% of the aggregate par value of the Company, have 68% of the total votes for matters that require approval on the basis of a specified majority of the number of shares present or represented at the shareholders meeting, but 95.5% of the total votes for matters that require approval on the basis of a specified majority of the par value of the shares present at the shareholders meeting.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a higher tax rate on our earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We operate in various jurisdictions. Consequently, we are subject to changes in applicable tax laws, treaties or regulations in the jurisdictions in which we operate, which could include laws or policies directed toward companies organized in jurisdictions with low tax rates. A material change in the tax laws or policies, or their interpretation, of any country in which we have significant operations, or in which we are incorporated or resident could result in a higher effective tax rate on our worldwide earnings and such change could be significant to our financial results.

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

Our intellectual property rights are important to our business. We rely on a combination of confidentiality clauses, trade secrets, copyrights and trademarks to protect our intellectual property and know-how. In addition, we have filed a number of applications for patents to protect our technologies and have been granted one patent in Switzerland and another one is under evaluation, for the Company’s verification and authentication of valuable objects on the Internet in connection with technology involving IoT when connecting to each other or to the cloud. Further, in connection with the acquisition of SEALSQ France SAS from Inside Secure SA, we have acquired 39 patent families.

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

Our internal controls may not always protect us from reckless or criminal acts committed by our employees, agents or business partners that would violate Swiss, U.S. or other laws, including anti-bribery, competition, trade sanctions and regulations and other related laws. Any such improper actions could subject WISeKey to administrative, civil or criminal investigations in the competent jurisdictions, could lead to substantial civil or criminal monetary and non-monetary penalties against WISeKey or our subsidiaries, and could damage our reputation. Even the allegation or appearance of WISeKey’s employees, agents or business partners acting improperly or illegally could damage our reputation and result in significant expenditures in investigating and responding to such actions.

We could be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

As WISeKey continues to expand products, partnerships, sales and distribution, the risk of being involved in legal proceedings will invariably increase. While WISeKey has successfully avoided being involved in legal proceedings in the past, it may not be able to do so in the future. Legal proceedings, especially when involving intellectual property rights and product liability, may have material adverse effects on WISeKey’s financial condition, results of operations and cash flows.

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

SEALSQ Corp, previously a wholly owned subsidiary of WISeKey was incorporated under the laws of the British Virgin Islands in 2022. On January 1, 2023, WISeKey transferred the ownership to SEALSQ Corp of SEALSQ France SAS (formerly known as “WISeKey Semiconductors SAS”), a French semiconductor manufacturer and distributor, WISeKey IoT Japan KK, a Japan-based sales subsidiary of SEALSQ France SAS, and SEALSQ France, Taiwan Branch, a Taiwan- based sales and support branch of SEALSQ France SAS, in a share exchange for 7,501,400 of SEALSQ Corp ordinary shares and 1,499,700 of SEALSQ Corp Class F shares. WISeKey and SEALSQ Corp have executed the services agreement or agreements pursuant to which WISeKey makes available to SEALSQ Corp certain resources, including skilled staff, external consultants and advisors with knowledge across multiple domains, and provide services including, but not limited to, sales and marketing, accounting, finance, legal, taxation, business and strategy consulting, public relations, marketing, risk management, information technology and general management. WISeKey also makes available funding to SEALSQ Corp on the basis of an intra-group loan agreement.

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

WISeKey continues to hold a controlling interest in SEALSQ Corp after the listing based on the allocation of voting rights and the composition of the board of directors, and, as such, the results and assets and liabilities of SEALSQ are consolidated in the consolidated financial statements of WISeKey. As a result, our financial performance is affected by the financial performance of SEALSQ Corp and by the risks and uncertainties that could materially adversely affect SEALSQ Corp’s business, operating results, financial condition or prospects.

The development of SEALSQ Corp is intrinsically linked to the commercial activity of WISeKey, more specifically of SEALSQ France SAS and its subsidiaries. SEALSQ Corp is particularly vulnerable - but not limited to – to all the business and supply risks related to the semiconductor industry, which could materially and adversely affect its financial stability.

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

Our incorporation of our subsidiary, SEALCOIN AG, may not result in expected benefits.

SEALCOIN AG is a wholly-owned subsidiary of WISeKey. The incorporation of SEALCOIN AG undertakes to simplify our organizational structure for our activities related the creation of a SEALCOIN platform, enabling for decentralized IoT transactions and data exchanges through the hybrid TIoT token. Such reorganization could be disruptive to our business, result in significant expenses, require regulatory approvals, and fail to result in the intended or expected benefits, any of which could adversely impact our business and results of operations.

WISeKey will have to correctly assess the business-needs in the fields of Transactional Internet of Things to achieve profitability with SEALCOIN AG, failing which could materially and adversely affect WISeKey by resulting in the loss of the assets invested in SEALCOIN AG.

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

We are exempted from certain corporate governance requirements of NASDAQ by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on NASDAQ. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act”);

•	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors; or

•	have regularly scheduled executive sessions with only independent directors.

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

As a public company, we are (subject to certain exceptions) subject to the reporting requirements of the Exchange Act and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act and the listing and other requirements of NASDAQ. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business and financial performance. The Sarbanes-Oxley Act requires that we maintain disclosure controls and procedures and internal control over financial reporting. To improve the effectiveness of our disclosure controls and procedures and our internal control over financing reporting, we need to commit significant resources and provide additional management oversight. We are implementing additional procedures and processes for the purpose of addressing the U.S. standards and requirements applicable to public companies. These activities may divert management’s attention from other business concerns and we will incur significant legal, accounting and other expenses that we did not have prior to the listing on NASDAQ, which could have a material adverse effect on our business, financial condition and results of operations.

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

The deposit agreement governing the ADSs representing our Class B Shares provides that, to the fullest extent permitted by applicable law, ADSs holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class B Shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver to right to a jury trial of the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

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

You may exercise your voting rights with respect to the Class B Shares underlying your ADSs only in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from you in the manner set forth in the deposit agreement, the depositary for our ADSs will endeavor to vote your underlying Class B Shares in accordance with these instructions. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your Class B Shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your Class B Shares. As a result, you may not be able to exercise your right to vote.

The depositary for our ADSs will vote the Class B Shares underlying your ADSs in accordance with the recommendations of our Board of Directors if you do not give timely voting instructions.

Under the deposit agreement for our ADSs, if the depositary does not receive timely ADS voting instructions from you, the depositary may deem you to have instructed the depositary to vote the Class B Shares underlying your ADSs at the shareholders’ meeting in accordance with the recommendations of our Board of Directors. As a result, it may make it more difficult for shareholders to influence our management.

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

We are organized under the laws of Switzerland. The rights of holders of Class B Shares and, therefore, certain of the rights of ADSs, are governed by the laws of Switzerland and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See the sections entitled “Description of Share Capital and Articles of Association – Differences in Corporate Law” and “Description of Share Capital and Articles of Association – Articles of Association – Other Swiss Law Considerations” for a description of the principal differences between the provisions of Swiss law applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

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

Management will be required to assess the effectiveness of our internal controls annually. However, for as long as we are a non-accelerated filer, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements requiring us to incur the expense of remediation and could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of management’s preparation and our independent registered public accounting firm’s auditing our consolidated financial statements for the year ended December 31, 2024, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2024, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to an ineffective review control to prevent or detect a misstatement which was identified by the auditor. As a result, an adjustment was made to the additional paid-in capital and noncontrolling interest in the equity accounts by the Company prior to the issuance of the financial statements ended December 31, 2024 which did not impact upon the total equity.

The Company, with the oversight of its Audit Committee, is actively undertaking remediation efforts to address this material weakness and is developing measures and controls to prevent a re-occurrence of such a deficiency in the future. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied.

Our failure to correct this control deficiency or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.Inadequate internal controls could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ADSs or our Class B Shares.

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

We believe we were likely a passive foreign investment company (a “PFIC”) for our 2024 taxable year and there is a risk that we are likely to be a PFIC for 2025 and future taxable years. If we are a PFIC for any taxable year during which a U.S. investor owns our shares or ADSs, the investor may be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Passive income generally includes interest, dividends, rents, royalties and capital gains, but generally excludes rents and royalties which are derived in the active conduct of a trade or business or are amounts received from a related person that are properly allocable to the non-passive income of such related person. Cash is generally a passive asset. For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and directly receive our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25% of the shares of such corporation by value.

We believe we were likely a PFIC for 2024 due to the substantial amount of passive assets on our balance sheet, including cash, and a dilution of our ownership of SEALSQ in every quarter of 2024 which resulted in SEALSQ failing to qualify as a look-through subsidiary for Q4. However, there is uncertainty as to our PFIC status for 2024 due to various factors, including uncertainty with respect to the application of the related-person look-through rules. The determination of whether we are a PFIC is fact-intensive and made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation.  For the foregoing reasons there is also a risk that we are likely to be a PFIC for 2025, and possibly other future taxable years. However, whether we will be classified as a PFIC in 2025 or any future taxable year is uncertain because it will depend on the composition of our income and assets and the value of our assets, including goodwill, which is determined in part by reference to our market capitalization, which may fluctuate significantly over time.  Accordingly, we cannot provide any assurances regarding our PFIC status for 2025 or any future taxable year.

If a U.S. investor owns our shares or ADSs in any year in which we are treated as a PFIC, we generally will continue to be treated as a PFIC with respect to that U.S. investor, even if we cease to be a PFIC in subsequent years, unless the U.S. investor makes a “deemed sale” election with respect to our shares or ADSs. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to make a “qualified electing fund,” or QEF, election that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC. Therefore, prospective investors should assume that a QEF election will not be available.

For further discussion, see the Item 10.E. Taxation section of this annual report titled “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.”

If a United States person is treated as owning at least 10% of our shares or ADSs, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. investor owns or is treated as owning (indirectly or constructively) at least 10% of the value or voting power of our shares or ADSs, such investor may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation) A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our shares or ADSs.

Item 4.	Information on the Company

A.	History and Development of the Company

We are a Swiss stock corporation (Aktiengesellschaft) of unlimited duration with limited liability under the laws of Switzerland and registered in the Commercial Register of the Canton of Zug, Switzerland, on December 3, 2015 under the register number CHE-143.782.707. We are registered under the company name “WISeKey International Holding AG” and have our registered office and principal executive offices at General-Guisan-Strasse 6, 6300 Zug, Switzerland. WISeKey International Holding AG is the parent company of WISeKey SA, which was established in 1999. Our address on the Internet is http://www.wisekey.com. The information on our website is not incorporated by reference in this annual report.

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

On April 1, 2022, SEALSQ Corp (formerly known as SEAL (BVI) Corp.) was incorporated under the laws of the British Virgin Islands. SEALSQ Corp (“SEALSQ”) is currently a wholly owned subsidiary of WISeKey. SEALSQ Corp was incorporated by WISeKey to serve as the holding company of 2 subsidiaries and 1 branch (which currently represents WISeKey’s global semiconductor business). Pursuant to an internal restructuring of WISeKey on January 1, 2023, WISeKey transferred the ownership of SEALSQ France SAS (formerly known as VaultIC SAS), a French semiconductor manufacturer and distributor, WISeKey IoT Japan KK, a Japan-based sales subsidiary of SEALSQ France SAS, and WISeKey Semiconductors, Taiwan Branch, a Taiwan- based sales and support branch of SEALSQ France SAS, to SEALSQ Corp in a share exchange.

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

On October 4, 2023, SEALSQ transferred the listing of its Ordinary Shares from the Nasdaq Global Market to the Nasdaq Capital Market.

On June 27, 2024, WISeKey’s shareholders approved the Board of Directors’ proposals to proceed with a reduction of the nominal value of: (i) each WISeKey Class B Share with a nominal value of CHF 2.50 by an amount of CHF 2.40 to CHF 0.10; and (ii) each WISeKey Class A Share with a nominal value of CHF 0.25 by an amount of CHF 0.24 to CHF 0.01, and an allocation of the aggregate nominal value reduction amount of CHF 8,461,555.201 to the Company’s statutory capital reserves from capital contribution.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

B.	Business Overview

The WISeKey Group is at the forefront of authentication and cybersecurity technology. It develops, markets, hosts and supports a range of solutions that enable the secure digital identification and communication of people, content and objects, by generating digital identities that enable its clients to monetize their existing user bases and, at the same time, expand their own eco-system securely by ensuring only authenticated objects and people can connect.

WISeKey’s current focus is on post-quantum cryptography (PQC) in order to provide secure, quantum resistant identification means to the market. WISeKey is bringing together four foundational pillars: semiconductors, satellites, blockchain, and digital identity, into unified and interoperable ecosystems. This convergence allows the Group to offer end-to-end solutions to our customers.

For instance, our post-quantum secure chips, developed by SEALSQ are now being embedded into WISeSat satellites, creating a secure backbone for decentralized IoT infrastructure. Blockchain and identity platforms like WISeID and SEALCOIN are being deployed to power autonomous, tamper-proof transactions between machines, satellites, and users.

The following sections provide more details about each product division of WISeKey.

I. Our Semiconductors Vertical: SEALSQ

WISeKey’s global semiconductor business is run through its subsidiary, SEALSQ.

SEALSQ is a leading innovator in post-quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. Its products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

SEALSQ was established as a subsidiary of WISeKey International Holding AG, combining decades of expertise in cryptographic security and trusted digital infrastructure. Headquartered in Switzerland, SEALSQ operates across Europe, the United States, and other strategic markets. Its solutions provide the foundation of digital trust for businesses and governments worldwide.

SEALSQ’s solutions provide the foundation of digital trust for businesses and governments worldwide.

SEALSQ’s comprehensive portfolio, which includes secure microcontrollers, PKI services, compliance with IoT standards like Matter, GSMA eUICC root certificates, tailored ASICs, and post-quantum cryptography capabilities, uniquely positions the Company to address evolving market needs. These capabilities, combined with SEALSQ’s entry into the TPM market, ensure strong growth potential and market leadership in the cybersecurity and IoT sectors.

a.	What does SEALSQ do?

SEALSQ delivers integrated digital security solutions that combine four critical components into a unified offering: Root-of-Trust, Secure Chips, trusted Identity Generation and Management (PKI), and Personalization Services. Together, these components ensure the confidentiality, integrity, and authenticity of connected devices and digital communications.

SEALSQ’s offerings are structured around four foundational technology pillars:

1.	SEALSQ’s Swiss-based Post Quantum Root of Trust:

Offering neutrality, reliability, and is certified by leading industry standards such as WebTrust (browsers), Matter (Smart Home), and Wi-SUN (Smart Grid).

2.	Public Key Infrastructure services:

Leveraging this root-of-trust SEALSQ offers a SaaS solution to issue and manage cryptographic credentials that authenticate users, devices, and systems. SEALSQ’s platform uses quantum resistant cryptographic algorithms recommended by the National Institute of Standards and Technology (NIST).

3.	Personalization Services:

Industrial-scale systems for embedding digital identities into secure microcontrollers, enabling seamless integration and secure operation at scale.

4.	Quantum Resistant certified secure microcontrollers:

Designed to protect and store digital identities, ensuring robust authentication for connected devices and systems.

SEALSQ’s comprehensive product range meets the growing demand for secure, certified solutions across industries:

•	Post-Quantum Chips: SEALSQ is developing two secure microcontrollers with quantum-resistant cryptographic capabilities, scheduled for market release in Q4 2025.

•	VaultIC Secure Microcontrollers: Pre-provisioned cryptographic chips for IoT devices, enabling secure authentication and protection against cyber threats. Recent innovations include VaultIC292 for Matter devices, and VaultIC408 for smart meters and industrial IoT.

•	Public Key Infrastructure(PKI): INeS, our PKI-as-a-Service software leverages on our Swiss-based Root of Trust to conveniently and scalably issue and manage trusted device identities ensuring IoT device compliance with protocols such as Matter, Wi-SUN, and WebTrust. SEALSQ’s PKI solutions now include post-quantum algorithms to protect against quantum threats.

•	Personalization Services: Enabling clients to pre-provision private keys and certificates into chips within 4 weeks, reducing costs and time-to-market. But also, on-line or off-line during device manufacturing using our INeS Box device.

b.	Which industries does SEALSQ serve?

SEALSQ solutions serve high-growth industries requiring secure, scalable, and certified solutions. Some examples of the use cases of our products are as follows:

•	Smart Homes & Consumer Electronics: SEALSQ products help device makers accelerating time to market and reducing costs by easing compliance with the growingly adopted Matter protocol that ensures secure and seamless interoperability across connected devices, addressing a market projected to reach $78 billion by 2025 (Source: Statista 2023).

•	Automotive: Securing Plug-and-Charge infrastructure (EV Charging stations), a sector expected to grow at a 31% CAGR through 2030 (Source: Fortune Business Insights 2022).

•	IoT and Smart Cities: Protecting billions of IoT devices, with the number of connected devices requiring protection anticipated to reach 28.3 billion units by 2027 (Source: IoT Analytics 2023).

•	Critical Infrastructure: Securing smart grids and utilities through FIPS 140-3 certified solutions.

•	Healthcare: Enabling secure communication for medical devices and sensitive patient data.

•	Industrial IoT: Providing tamper-resistant chips for sensors and mission-critical systems.

SEALSQ semiconductors and PKI services contribute to secure millions of objects: luxury products, routers, gateways, utilities meters, E.V. chargers, drones, authentication dongles, storage memory USB sticks, medical devices, connected door-locks, and a variety of other electronic consumers devices.

c.	SEALSQ’s Key Differentiators and Value Propositions

1.	Digital Security “PURE” player:

We focus only on security, unlike our biggest hardware competitors who specialize in a broad range of embedded components.

2.	Digital Security “FULL” player:

The only market player integrating all aspects of a connected device’s security from the Root-of-Trust to the Secure Elements (secure microcontrollers), including PKI Services and industrial-scale personalization services. This end-to-end approach streamlines security deployment for connected devices and systems, reducing complexity and enhancing protection.

3.	Post-Quantum Technology:

A key focus and competitive differentiator. SEALSQ is developing two quantum-resistant chips scheduled for release in Q4 2025 and has already integrated post-quantum algorithms into its PKI solutions.

4.	Fabless:

A cost-efficient, flexible business model focusing on the core profit area of the value chain (semiconductor design and trust services).

5.	Customization / ASICS:

SEALSQ designs and delivers tailor-made chips to meet the specific performance and security needs of its clients.

6.	Neutral Root of Trust:

SEALSQ’s Swiss-based Root of Trust, accredited by numerous industry ecosystems or standards such as WebTrust, Matter, GSMA and Wi-SUN, ensures compliance, neutrality, and reliability.

SEALSQ’s differentiators allow us to serve highly demanding global customers such as CISCO, THALES, SIEMENS, TOSHIBA, and PARROT.

d.	Market Size & Trends

Today, SEALSQ operates globally in multi-billion dollar markets, all forecasted to grow between 7% and 16% annually in the coming years:

•	The PKI services market grew from $ 5.61 billion in 2023 to $ 6.53 billion in 2024 and is expected to continue growing at a CAGR of 16.69%, reaching $ 16.54 billion by 2030.[1]

•	The global secure microcontroller market is experiencing steady growth, driven by increasing demand for enhanced security in various applications such as mobile secure transactions, authentication, and smart cards. In 2023, the market was valued at approximately $ 2.07 billion and is projected to reach $ 3.82 billion by 2030, growing at a CAGR of 7.2% during the forecast period.[2]

Additionally, SEALSQ expects to enter new markets in 2025:

•	Trusted Platform Module (TPM) market size was valued at $ 5.2 billion in 2024 and is projected to reach $ 13.8 billion by 2033, growing at a CAGR of 11.5% from 2026 to 2033.[3]

•	The global ASIC market was valued at $ 18.35 billion in 2023 and is projected to reach $ 39.53 billion by 2032, exhibiting a CAGR of 8.9% during the forecast period.[4]

•	The market for quantum-resistant cryptography solutions is experiencing significant growth, driven by the increasing need to secure digital infrastructure against potential quantum computing threats. According to Allied Market Research, the global quantum-resistant cryptography solutions market was valued at $ 523.4 million in 2023 and is projected to reach $ 7.8 billion by 2032, growing at a compound annual growth rate (CAGR) of 35% from 2024 to 2032.[5]

•	Focusing specifically on post-quantum cryptography (PQC), MarketsandMarkets reports that the PQC market size is estimated to grow from $ 302.5 million in 2024 to $ 1.9 billion by 2029, at a CAGR of 44.2% during the forecast period.[6]

e.	Competitive Position

SEALSQ operates in a specialized market with strong competitors like NXP, STMicroelectronics (STM), Samsung, Microchip, and Infineon (IFX) and also with identity service companies like Thales, Digicert, Keyfactor, HID and Entrust.

______________________________

1 “Public Key Infrastructure Market – Global Industry Analysis and Forecast (2024-2030)”, Maximize Market Research, July 2024.

2 “Secure Microcontroller Market: Global Industry Analysis and Forecast (2024 -2030)”, Maximize Market Research, June 2024.

3 “Trusted Platform Module (TPM) Market Insights”, Verified Market Reports, February 2025.

4 “Global Application Specific Integrated Circuit (Asic) Industry Research Report, Competitive Landscape, Market Size by 2033”, Business Research Insights, February 2025.

5 “Quantum-resistant Cryptography Solutions Market Research, 2032”, Allied Market Research, August 2024.

6 “Post-Quantum Cryptography (PQC) Market”, MarketsandMarkets, September 2024.

f.	Key Market Drivers Fueling SEALSQ’s Market Share Growth in 2025

During the year 2024, SEALSQ have created a record 38 new “Design-IN’s” for our existing solutions which should feed our 2025 revenue and we anticipate our 2025 growth to be driven by:

1.	Entry into the TPM Market (2025):

SEALSQ closed the financial year 2024 with over 60 Qualified leads and already 1 “Design-IN” in relation to our TPM market offering. SEALSQ’s planned entry into the Trusted Platform Module (TPM) market in 2025 will leverage its expertise in post-quantum cryptography and hardware security. The booming TPM market, expected to grow significantly in the coming years, presents a new avenue for SEALSQ to expand its market share and address hardware-based security needs.

2.	Tailor-Made Security ICs (ASICs):

SEALSQ’s ability to offer custom security ASICs, integrated with quantum-resistant features, provides a competitive advantage in sectors requiring specialized hardware solutions, such as automotive, industrial, and telecommunications.

3.	Adoption of Post-Quantum Cryptography (PQC):

The threat of quantum computing to traditional encryption methods is accelerating the adoption of PQC. SEALSQ’s integration of quantum-resistant algorithms into its PKI services and secure microcontrollers positions SEALSQ as a leader in this emerging field.

4.	Regulatory Compliance:

Stringent data protection regulations (e.g., GDPR, HIPAA) and global initiatives to adopt PQC standards (e.g., NIST) are pushing industries to adopt SEALSQ’s secure solutions.

5.	Rising Cybersecurity Threats:

Increasing frequency and sophistication of cyberattacks are driving the demand for advanced security solutions, including secure microcontrollers, PKI services, and ASICs with quantum-resistant features.

6.	IoT Expansion and Interoperability Standards:

The proliferation of IoT devices requires secure communication and data integrity. SEALSQ’s commitment to compliance with IoT interoperability standards such as Matter enhances the appeal of its secure microcontrollers and ASICs, ensuring seamless integration across connected ecosystems.

7.	Inclusion of GSMA eUICC Root Certificates:

SEALSQ’s GSMA eUICC root certificates enable secure mobile connectivity and SIM management, positioning the company as a trusted provider for telecommunications and IoT applications requiring secure provisioning and authentication.

8.	Growth in Digital Transactions:

Increasing reliance on digital payments, e-commerce, and online banking is driving the need for secure PKI services to authenticate users and protect data.

9.	Cloud Adoption and Remote Work:

As businesses move to the cloud and adopt remote work models, there is a growing need for secure PKI-based solutions to protect data and ensure seamless authentication.

10.	Competitive Edge Through Innovation:

SEALSQ’s focus on integrating post-quantum cryptography into its products, coupled with its expertise in secure microcontrollers, PKI services, and TPMs, positions it at the forefront of the rapidly evolving security market.

11.	Global Collaborations and Initiatives:

Participation in global standards development for PQC, IoT, and GSMA certification enhances SEALSQ’s credibility and market reach.

g.	Strategic Projects for 2025

i.	Quantix Edges: Semiconductor personalization & design center in Spain

WISeKey and SEALSQ jointly, together with OdinS and TProtege, two Spanish companies with extensive experience in R&D&i (Research & Development & Innovation) worldwide and in the design and manufacturing of IoT devices and solutions, plan to establish in the Region of Murcia a “Center of Excellence in Cybersecurity and Microchips” under the financial umbrella of the Microelectronics and Semiconductors Plan (PERTE CHIP) initiated by Spain.

The project called Quantix Edges is in the final stages of the approval process by the Sociedad Espanola para la Transformacion Tecnologica (SETT), the Spanish government’s entity responsible for funding under the PERTE budgets. The project features a EUR 20 million investment by WISeKey, SEALSQ, OdinS and TProtege and SETT over a period of 3 years, involving the creation of up to 200 highly qualified direct jobs (300 indirect). The projection estimates of the internal rate of return for this project at the end of year 7 are at 18% with a net present value of EUR 120 million.

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

The project would be developed through a “fabless” environment and offers a series of significant advantages that respond not only to the current needs of the industry, but also to the future demands at U.S., European and global level. Advantages of our project are rooted in several key factors:

•	Expertise in Design with RISC-V Technology:

o	Leveraging experienced designers and RISC-V technology enables the creation of highly tailored chips, meeting specific market requirements.

o	Ensures project relevance on a national and international scale, aligning with the PERTE strategy and the EU CHIP Act.

•	Compliance with Safety Standards and Certifications:

o	Emphasis on developing products that strictly adhere to safety standards, including Common Criteria and NIST.

o	Reinforces user confidence and facilitates product adoption in European, US, and Latin American markets.

o	Aligns with the EU’s commitment to certification issues.

•	Collaboration with Third-Party Partners:

o	Partnering for silicon wafer production enhances operational efficiency and enables large-scale production to meet market demands.

•	Rigorous Quality Control System:

o	Establishing a comprehensive quality control system with individual chip testing ensures high standards, allowing only functional chips in the production process.

•	Security in Sensitive Operations:

o	Guaranteeing security in critical processes like data injection, firmware, certificates, and keys.

o	Conducting operations in a Common Criteria EAL5+ certified environment and aligning with the EU’s EUCS for heightened security.

•	Late Customization and Flexibility:

o	Customizing chips at an advanced stage and employing “late customization” offers agility in responding to specific customer demands.

o	Reduces lead times and minimum quantities from order, enhancing responsiveness.

•	WISeKey Root-of-Trust Accreditation:

o	Utilizing WISeKey Root-of-Trust, accredited by recognized organizations like WebTrust, Matter, GSMA, and WI SUN, enhances the security of certificates and injected keys.

o	Establishes greater trust in the products.

•	Adaptability to European, American, and Latin American Markets:

o	Project flexibility and customization cater to diverse market needs in Europe and America, contributing to greater acceptance and local adaptation.[7]

ii.	QUASAR Program Update

In 2022, we were excited to announce the kick-off of the QUASAR (QUAntum resistant Secure ARchitecture) project, our next generation of secure microcontrollers built on our new Secure RISC-V CPU.

We expect that our new quantum resistant secure chips will be available to the market in Q4 2025, and we have already delivered (Q1 2025) the first samples to several pilot customers.

SEALSQ has integrated advanced post-quantum cryptographic algorithms, such as CRYSTALS-Kyber and CRYSTALS-Dilithium, into the INeS PKI  offering. These algorithms are designed to withstand the computational power of future quantum computers, ensuring the long-term security of encrypted data and communications.

This project marks a significant leap into the post quantum cryptography era, as it will implement an “hybrid solution” (i.e., combining “traditional” cryptographic algorithms such as ECC and RSA, as well as “post quantum” algorithms): that aligns with the recommendations of France’s National Cybersecurity Agency (“ANSSI”). The French SCS Cluster’s endorsement of our QUASAR project further underscores our leading role in semiconductor innovation.

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

______________________________

7 “Critical Infrastructure Security”, ABI Research, February 2021.

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

iii.	Capital Investments

SEALSQ has successfully rolled out a significant investment project that ended in 2024 that increased and upgraded the overall capacity of production within its supply chain. While SEALSQ does not manufacture its own semiconductors, it does own certain capital materials required in order for its suppliers to undertake and complete the production process. The investment project has allowed for more flexibility in the number of production and testing lines that SEALSQ can maintain at one time.

SEALSQ is also developing a brand-new generation of Secure Elements, implementing new technologies in order to optimize its footprint, and thus its cost. The new technologies include Flash memory providing more customization flexibility, and a new generation of Crypto Processor capable to run post-quantum algorithms selected by the NIST. This project will require an investment of approximately USD 3.0 million and will be funded by a combination of cash flow from operating activities, grants and other available subsidies from local, national and international funding agencies.

Our current focus on R&D extends our portfolio along the following technological evolutions:

•	the QUASAR project, a radical and innovative solution, based upon the new WISeKey Secure RISC V based platform that is paving the way for the post-quantum cryptography era,

•	silicon techniques to securely attach our secure vault to general purpose processors in a certifiable tamperproof way,

•	software techniques to secure and automate the onboarding of a connected device with a cloud-based platform,

•	cryptographic techniques to combine our post-quantum attack resistance with our side channel attack resistance on our semiconductors in a certifiable way,

•	ledger and blockchain techniques to offer a transparent, immutable, and cryptographically verifiable journal of our lifecycle management,

•	countermeasure techniques to stay ahead of the cyberattack evolutions, and

•	in partnership with FOSSA and WISeKey, the launch of the WISeSat constellation, picosatellites, manufactured by FOSSA, to enable the direct connection of satellites to IoT devices.

While our current products serve our current markets well, we believe the products resulting from our R&D will create additional opportunities in upgrade markets, in different sectors, and in new applications of our technology in innovating markets.

iv.	Quantum as a Service

In 2025, SEALSQ advanced its commitment to quantum computing by investing in ColibriTD, a pioneering quantum technology company. This strategic investment aims to integrate ColibriTD’s Quantum-as-a-Service (QaaS) platform into SEALSQ’s Quantum Roadmap, facilitating a hybrid quantum-classical computing environment. The collaboration is expected to enhance various industrial applications, including secure communications, satellite navigation, advanced cryptographic security, and complex simulations in fields such as combustion, fluid dynamics, and material deformation.

Additionally, SEALSQ is working with its partners to bring quantum computing to the cloud, making this transformative technology more accessible to businesses, researchers, and developers. This initiative will enable SEALSQ to offer quantum-enhanced cryptography, post-quantum security, quantum simulations, and optimization services through its cloud platform.

These efforts underscore SEALSQ’s dedication to integrating cutting-edge quantum technologies into its product offerings, positioning the company at the forefront of the emerging quantum computing landscape.

v.	Sales & Distribution

Operational Review: 2024 – A Record Year for New Projects

In 2024, SEALSQ achieved a record-breaking 46 new Design-WINs and 14 new Design-INs, setting the stage for sustained pipeline growth in 2025.

SEALSQ’s 2024 activity for the 2025 pipeline has been driven by:

•	Existing Customers:

o	TOSHIBA began production in Q1 2025 with SEALSQ’s new VaultIC408 for its latest smart meter designs.

o	LEGIC engaged SEALSQ for a new packaging form factor for its next-generation devices using the MS6001 secure chip, with production set to commence in Q3 2025.

•	New Customers, including:

o	Numerous “Matter” Smart Home deals in Europe and Asia, where device manufacturers have chosen SEALSQ’s Matter-certified PKI solutions, either standalone or integrated with the VaultIC292 secure element.

o	A key U.S. medical industry player specializing in innovative treatments (cardiovascular, diabetes, etc.), incorporating SEALSQ’s secure element and PKI services into multiple projects.

o	Electronic smart lock manufacturers, including MIWA (Japan) and Sunion (Taiwan).

In addition, the upcoming release of the new post-quantum chips and particularly the QVault Trusted Platform Module (TPM) has attracted the market’s attention with our Sales team engaging active commercial discussions with 41 potential TPM customers in Q4 2024, generating an unweighted pipeline value estimated to be $32 million for the 2026-2028 period.

Strategic Outlook: Scaled Up Our Global Footprint in 2024

Throughout 2024, SEALSQ strategically expanded its global presence, securing key partnerships with renowned distributors and sales representatives in crucial markets. These alliances have strengthened SEALSQ’s market position while fueling growth by leveraging each partner’s expertise and established networks.

EMEA Expansion

In EMEA, SEALSQ partnered with Micon, a leading semiconductor distributor with a strong presence in Israel, the Nordics, and Italy. Micon’s extensive market reach and industry expertise aligns seamlessly with SEALSQ’s growth strategy, unlocking new opportunities in verticals such as Military, Consumer IoT, and Smart Grid.

To further solidify its presence in Israel, SEALSQ signed a representative agreement with V2C. Additionally, a major semiconductor distributor is set to join SEALSQ’s network, further strengthening its foothold in France, Spain, and Italy.

North America Expansion

In North America, SEALSQ established strategic alliances with three sales representative organizations—CJR Associates, Rep One, and SJ England—covering the entire U.S. Northeast. Simultaneously, SEALSQ entered a nationwide representation and distribution agreement with Symmetry, a leading U.S. semiconductor distributor known for its deep market knowledge and client-centric approach.

These partnerships, coupled with an expanded domestic team following SEALSQ’s aggressive hiring efforts, have significantly bolstered SEALSQ’s presence across the U.S. This hiring momentum will continue throughout 2025, ensuring seamless support for new and existing clients.

Asia Expansion

SEALSQ has also strengthened its footprint in Asia, reinforcing its local sales team and forging new partnerships.

•	Taiwan: SEALSQ partnered with GRL, a global design lab, and Holystone, a prominent local electronic components distributor. These collaborations have already yielded new business, particularly in Consumer IoT, PKI, and Matter Smart Home applications.

•	Japan: SEALSQ deepened its market presence through collaborations with Okaya Electronic and Allion, two highly regarded distributors with strong industry expertise. Their local market knowledge and customer-first approach ensure SEALSQ effectively navigates the complexities of the Japanese business landscape.

•	In addition to its Okaya partnership, SEALSQ is finalizing an agreement with another major Japanese distributor, further solidifying its position in the region.

At the close of 2024, SEALSQ accelerated its presence in Asia by securing a distribution agreement with DTDS, a key player in semiconductor distribution. Through DTDS, SEALSQ aims to expand into previously underserved markets, including India, Singapore, Thailand, Malaysia, Indonesia, Vietnam, and the Philippines.

II. Our Satellite Vertical: WISeSat.Space

a.	WISeSat.Space overview

The trailblazing Space arm of WISeKey, WISeSat.Space AG is at the forefront of creating “WISeSat”, an Ultra-Secure Picosatellite Solutions, in collaboration with its ally, FOSSA Systems. It champions the cause of secure IoT communication via space-based networks, harnessing the latest cryptographic innovations to guarantee safe and instantaneous data exchanges across diverse sectors, safeguarding the sanctity and privacy of the data transmitted.

WISeKey strategically invested in FOSSA Systems in 2021 to integrate their picosatellite technology into the WISeKey IoT Connect & Trust model. WISeKey is offering the WISeSat product and services to its IoT clients in a SaaS model building a joint constellation with FOSSA of 88 low-orbit satellites by end of 2026.

b.	What does WISeSat do?

WISeSat provides secure and cost-effective satellite communication solutions for companies that need reliable IoT connectivity in remote or underserved areas, including maritime regions, deserts, and mountains. By leveraging LPWAN technologies like LoRa and NB-IoT, WISeSat aims to drive widespread adoption of satellite-enabled IoT with secure, standardized, and interoperable connectivity.

WISeKey Trust and Security solutions offer unique integration into an end-to-end platform that communicates in real-time with the WISeSat Satellites by ensuring the authenticity, confidentiality, and integrity of the devices, objects, data and transactions.

WISeKey’s INeS platform leverages cutting-edge cryptographic algorithms to meet the highest standards for issuing, managing, and validating digital credentials for IoT devices, now extending its capabilities to those connected via WISeSat nanosatellites. Designed for scalability, INeS supports environments with hundreds of millions of devices and sensors equipped with secure elements developed by SEALSQ France. These devices can remotely collect field data and transmit it securely to the backend.

The platform offers advanced features such as Entity Management—allowing customization of attributes like identities, groups, types, roles, and lifecycle—along with Message Security Policy Management and Business Rules Management. Through cloud-based interfacing, INeS facilitates seamless device and application connectivity, enabling remote credential identification, activation, deactivation, revocation, renewal, and secure provisioning.

With WISeSat nanosatellites, INeS now empowers IoT deployments on a planetary scale, ensuring secure and reliable global connectivity.

c.	WISeSat.Space’s Key differentiators and Value Propositions

WISeSat.Space offers several key differentiators and value propositions that set it apart in the satellite communications market:

1.   Robust Security

Leveraging advanced cryptographic technologies, WISeSat.Space provides high levels of data security and privacy for users, ensuring that sensitive information is protected during transmission.

2.   Global Coverage

The platform is designed to provide reliable satellite connectivity worldwide, enabling communication in remote and underserved areas where traditional networks may not reach.

3.   Low Latency

WISeSat.Space focuses on optimizing latency, providing real-time communication capabilities essential for critical applications such as emergency response and disaster management.

4.   Interoperability

The solution supports the integration of various technologies and protocols, allowing seamless communication across different platforms and devices, enhancing usability and flexibility.

5.   Cost-Effectiveness

WISeSat.Space aims to offer competitive pricing models, making satellite communication more accessible to a wider range of users, including small and medium-sized enterprises.

6.   Scalability

The platform is designed to scale with user needs, providing solutions tailored for both small-scale operations and large-scale deployments, adapting to changing requirements.

7.   User-Friendly Interface

WISeSat.Space features an intuitive user interface that simplifies management and operation, ensuring ease of use for both technical and non-technical users.

8.   Real-Time Data Analytics

The platform provides real-time data analysis capabilities, allowing users to gather insights and make informed decisions based on live information.

9.   Dedicated Support

WISeSat.Space offers comprehensive customer support to assist users in onboarding, troubleshooting, and optimizing their satellite communication experience.

These differentiators contribute to WISeSat.Space’s strong value proposition, with a E2E Solution and Services offered (one face to the customer) making it an attractive option for various sectors, including IoT telecommunications, defense, aerospace, smartAgro, logistics, pipeline supervision, emergency services and many other industries.

d.	Which industries does WISeSat serve?

Utilities: Energy & water distribution

25-50% of all distributed water globally is lost due to leakages, deteriorating infrastructure, incorrect water pressure management or illegal abstraction8. This causes not only additional operating costs but also has negative social and ecological impacts. According to the International Water Association (IWA), and national water agencies the annual water losses are valued at $14 billion globally. International Water Association (IWA) Reports NRW rates of 15-70% in various countries 9.

Use case:

Water and energy are very scarce commodities, so it is imperative to control and monitor all the infrastructure correctly. However, a large part of the distribution chain is not very accessible to data since it is in areas with no terrestrial connectivity. For this reason, sensitizing pipes can allow us to automate processes and avoid losses.

______________________________

8“Reducing urban water losses”, State of Green, August 1, 2022.

9 “Non-revenue water”, Wikipedia, download dated April 9, 2025

By Using IoT nodes or satellite connectivity to monitor water or energy distribution chains provides information on the pipes, even in isolated areas, and in turn allows for control the state of the infrastructure, improve the water distribution efficiency, reduce water losses and gain resource optimization.

Oil and Gas: Pipeline Management

In 2024, there are more than 2 million km of pipelines around our planet10. Many are in areas inaccessible to the workforce, so their maintenance and monitoring involve significant investments for energy companies. Besides significant product loss, pipeline leakages can cause irreversible impacts on the environment and wildlife while threatening workers and public safety. According to a 2018 research, liquid pipeline accidents cost $326 million annually in the US alone. Among this, $140 million is attributed to environmental and remediation costs11.

The operational, safety, and sustainability benefits of IoT pipeline monitoring significantly outweigh the cost and will bolster the competitive edge in the oil and gas market.

Use case:

In some metallic structures, such as oil and gas pipelines, cathodic protection by inducing a forced current is used as a galvanic corrosion control mechanism. In many cases, operators are sent to manually measure the voltage at the protection points monthly to monitor the pipeline. However, IoT pipeline monitoring allows for the deployment of IoT devices along the pipelines, making it possible to access remotely monitor the status of the pipeline. This helps avoid galvanic corrosion, anticipating damages and losses that would be potentially harmful to the environment.

______________________________

10 “Oil and Gas Pipelines Industry Outlook by Capacity and Capital Expenditure Including Details of All Operating and Planned Pipelines to 2028”, GlobalData, October 30, 2024.

11 Belvederesi, Chiara, Thompson, Megan S. and Komers, Petr E (November 2018). “Statistical analysis of environmental consequences of hazardous liquid pipeline accidents”.

Smart Farming

The integration of IoT technology in livestock and agriculture sectors presents numerous advantages. In livestock management, IoT devices bolster monitoring capabilities, enabling better health management by tracking vital signs, travel distances, and reproductive cycles. Similarly, in agriculture, IoT solutions facilitate smart farming practices, optimizing crop yields and reducing environmental impact.

Precision agriculture, made possible by IoT and satellite technology, enables detailed crop monitoring and efficient irrigation systems, further enhancing sustainability efforts. With IoT connectivity, farmers can access real-time data to make informed decisions tailored to their specific needs. Implementation of smarter management decisions, such as precision pest control and detailed analysis, contributes to enhanced farming efficiency.

Use cases:

Livestock Monitoring & Management

Connected Smart Tags & Collars

•	Track animal location and movement using GPS.

•	Detect anomalies in behavior, such as inactivity or distress, which may indicate illness or injury.

•	Prevent livestock theft with geofencing alerts.

•	Sensors measure temperature, heart rate, and other vital signs.

Precision Agriculture & Smart Farming

Irrigation & Water Management

•	Smart IoT sensors measure soil moisture and provide real-time data.

•	Automated irrigation systems reduce water waste and increase yield.

•	Early warning alerts for drought conditions.

Crop Health & Yield Optimization

•	Remote monitoring of crop health via satellite IoT sensors.

•	Detect diseases, nutrient deficiencies, or pest infestations early.

•	Optimize fertilization and pesticide application with real-time data.

Supply Chain & Logistics

•	Monitor storage conditions for harvested crops to reduce spoilage.

•	Ensure optimal transportation routes for perishable goods using IoT tracking.

•	Improve farm-to-market efficiency with seamless connectivity.

Defense: IoBT

Modern military and defense deployments involve a wide range of assets, typically in delocalized and remote situations.

The capacity to locate and understand the state of critical military assets translates into a strategic advantage regarding what decisions are made.

Large assets such as ships and armored vehicles have long been monitored via SATCOM; however, SATCOM has limited uses and has left out a range of other cost-sensitive applications such as monitoring personnel, light vehicles, shipments or even weapons.

Additionally, disposable sensors can be left behind to monitor areas with sound, vibration and motion detectors. Personnel monitorization would allow real-time evolution of warfare and movements, without the need of base stations or on-site tactical communication bubbles.

Use case:

A dedicated constellation of WISeSat satellites   providing strategic and independent access to space communications at an accessible cost.

A disposable audio sensor is placed in strategic locations as a unit advances. These sensors have an independent communications link via satellite, allowing for remote monitoring from anywhere and delivering strategic information on possible enemies. Constant monitorization of a potential supply chain, fleet management etc.

Defense: Distributed SIGINT & Jamming

 Satellites possess a privileged view of earth from above, allowing a complete and unobstructed understanding of the environment. Through the utilization of flexible Software Defined Radios (SDRs), the WISeSat-FOSSA FEROX platform can receive electromagnetic emissions from low power terrestrial sources in a wide band of frequencies (HF – S-Band) for this miniaturized satellite. However, we are working on the design of a larger platform that could implement higher capabilities (X-Band).

Several clusters of 3-6 picosatellites could fly in formation in order to triangulate the position of the emissive point, within an acceptable range of dispersion. The advantage of the use of picosatellites lies in a more distributed and fragmented coverage for the same launch volume of a microsatellite.

Use case:

Identification of non-regulated UHF signals from suspicious vehicles in hot spots (e.g., seas, deserts, borders, etc.)

Defense: 5G Communications

Independent communications systems for voice and data are strategic to operations in remote areas and outside national territory. Often remote units need to rely on expensive and bulky SATCOM communications systems or the deployment of dedicated tactical bubbles from a mobile operation center.

It is crucial for countries to have dedicated military communications on a worldwide scale, and existing dedicated solutions are inaccessible.

For under USD 2.7M, a dedicated 5G based voice and data satellite can be launched to provide 8 – 20 minutes of coverage worldwide daily, serving hundreds of units.

Use case:

A dedicated constellation providing strategic and independent access to space communications at an accessible cost based on 5G protocols.

Owned and operated by the defense agency including the related ground segment. Operations worldwide can be supported, and units can communicate between them with a compact manpack / mobile 5W station or with the base station.

Logistics

Since 2011, the World Shipping Council (WSC), whose member companies operate more than 90% of the global containership capacity, has undertaken a survey of its member companies to accurately estimate the number of containers that are lost at sea each year. In 2023, 221 containers were lost at sea12.   In general, maritime and terrestrial asset monitoring regarding logistics has a huge traceability gap as there could not be any kind of terrestrial connectivity during parts of the route. There is a big challenge when controlling the condition of food chain, cold chain, management of damaged vehicles, or emergencies. This means there is a high risk of total or partial loss of containers and assets benefits.

Use case:

Constant monitoring of the transportations that are carrying food, allows always knowing the food condition. This would avoid food waste and also allow to have precise information about its condition before arriving at the destination.

As part of the logistics uses case, WISeSat created WISeContainer for Track & Trace of Smart Containers integrating a sample of what WISeSat offers.

A platform that may disrupt the logistic industry leveraging the process of digitalization.

Digital technology can be a game-changer in shipping of the future, helping to create a more sustainable and efficient industry.13

•       Dry Container Sensorization Reefer Container Sensorization Truck Advanced Tracking IoT Managing Platform API Available.

______________________________

12 “Estimate of containers lost at sea – 2024 update”, World Shipping Council, June 10, 2024.

13 “Smart containers key to improved supply chains”, ING, https://www.ingwb.com/progress/insights-sustainable-transformation/smart-containers-key-to-improved-supply-chains.

•       Smart containers, equipped with sensors connected to a network, enhance the efficiency, safety, and sustainability of shipping supply chains.

•       Utilizing sensor data enables supply chain optimization by providing highly accurate information on container gathering real-time data on factors like temperature and location through GPS tracking.

•       Currently, significant energy and resources are wasted on shipping and repositioning empty containers, costing up to $20 billion   annually14.

Different levels of services to address all the requirements from the industry

E2E Solution and Services offered (one face to the customer)

WISeContainer IoT Sensors offering

______________________________

14 “Smart containers key to improved supply chains”, ING, https://www.ingwb.com/progress/insights-sustainable-transformation/smart-containers-key-to-improved-supply-chains.

WISeContainer IoT Sensors offering

WISeSat
LOG IN
Email
Password
Remember me
Powered by AVANT
ASSET TRACKING
ASSET TYPES
ID NAME
1 Not defined
2 Truck
3 Trailer
4 Cargo ship
5 Container dry van 20'
6 Container dry van 40'
7 Container dry van 45'
8 Reefer 20'
9 Reefer 40'
10 Reefer 45'
USERS
UPDATE DEVICE
Active
DETAILS
ALARMS
SENSORS
No alarms found

WISeSat.Space to Bring Blockchain to Space for Improved Satellite Services

The WISeSat.Space project aims to revolutionize the satellite value chain by operating blockchain nodes from space, introducing unprecedented levels of transparency, trust, and efficiency. This innovative integration of blockchain and satellite technology has vast potential across various sectors, including logistics, insurance, governmental functions, and financial inclusion. As we continue to develop this groundbreaking approach, we anticipate unlocking new opportunities and driving significant advancements across multiple industries. Ultimately, this initiative paves the way for a more connected and efficient world, reinforcing our commitment to innovation and leadership in technology.

Developments in Secure IoT Connectivity and Climate Monitoring with European Satellite Independence and Strategic Military Collaboration

WISeSat.Space is poised to launch a new generation of satellites from California, marking a significant milestone in our ongoing efforts to expand our satellite constellation. This expansion will enhance our capacity to provide global IoT connectivity and facilitate comprehensive environmental monitoring. The upcoming satellites are anticipated to deliver improved performance and capabilities, supporting a diverse range of applications, including climate change monitoring, disaster management, and smart agriculture. This initiative underscores our commitment to leveraging advanced technology for sustainable and impactful solutions worldwide.

Pioneering IoT Satellite Constellations for Climate Change Monitoring

Space technology has emerged as a vital asset in the global battle against climate change. Satellites play an indispensable role in monitoring, modeling, and understanding various elements of the climate, as well as the dynamics of biodiversity and the changing states of oceans, forests, and glaciers. Furthermore, they are crucial in optimizing human activities to reduce greenhouse gas emissions, enhance ecosystem management, and promote biodiversity. This highlights our commitment to harnessing space technology to drive meaningful progress in environmental stewardship and sustainable practices.

e.	WISeSat.Space Milestones 2024

Significant Expansion of WISeSat.Space 2024 Strategy

The strategic expansion plan encompasses the anticipated launch of new satellites in 2025, complemented by the introduction of innovative technology on the latest generation of Low Earth Orbit (LEO) satellites. This initiative aims to address the significant IoT deployment requirements across diverse sectors, including Smart Farming, Energy, and Logistics, thereby facilitating reliable and secure data transmission worldwide.

Strategic Partnership with Swiss Armed Forces in the Space Sector

In 2024, the WISeSat.Space division not only reinforced its strategic partnership with the Swiss Armed Forces in the space sector through the initiation of new projects, but it also formalized agreements with RUAG, the strategic integrator for the Swiss Armed Forces, for a national defence project focused on device-to-device communications.

Building upon the comprehensive survey WISeSat.Space conducted in 2023 on behalf of armasuisse, the R&D and procurement agency of the Swiss Ministry of Defense, WISeSat.Space has garnered invaluable insights into the capabilities and potential of small satellites for IoT and signals intelligence (SIGINT) applications for the Swiss Armed Forces. The mission was to analyze space technologies relating to IoT and secure communications for national security and defense applications, tailored to the Swiss Space Domain’s unique needs.

European Low Earth Orbit Satellite Constellation

To date, WISeSat.Space has launched 17 mini-satellites with Space X into orbit through a strategic investment and partnership with FOSSA Systems, aimed at expanding its portfolio of space technology assets. Over the next 36 months, WISeSat.Space plans to deploy an additional 88 satellites, complemented by the launch of a next-generation satellite which took place in January 2025 from California. This next-generation satellite will significantly enhance global IoT connectivity and environmental monitoring capabilities, supporting applications such as climate change analysis, disaster response, and precision agriculture.

Pioneering Blockchain and Cryptocurrency Transactions from Space

In 2024, the decision was made to launch a groundbreaking mission that harnesses WISeKey’s advanced security solutions in conjunction with the Hedera network to pioneer the exchange of SEALCOIN from space. The mission aims to showcase the advantages of integrating various WISeKey technologies and to mark the first-ever demonstration of secure digital cryptocurrency transactions conducted from orbit. We conducted our proof of concept utilizing WISeSat, SEALCOIN, SEALSQ semiconductors, and the Hedera blockchain in Q1 2025. This significant breakthrough establishes a proof of concept that redefines the boundaries of blockchain integration and sets the stage for a new era of space-based digital economies. Through this innovative endeavor, we reaffirm our commitment to leading the development of digital currencies in an expanding technological landscape.

Bernardino Abad Grupo Logístico becomes the primary reference for the WISeContainer platform and sensors

In 2024, Bernardino Abad Grupo Logístico started equipping its entire fleet of 40 and 45-foot containers with our state-of-the-art WISeContainer IoT sensors. These sensors are designed to enhance container security and provide real-time tracking and monitoring capabilities. By implementing this innovative technology, Bernardino Abad Grupo Logístico is establishing the most advanced standards in the logistics industry, improving operational efficiency, and maximizing the security of goods during transportation operations.

Proof of Concept Agreement with Tránsitos y Transportes Logísticos S.L. for its WISeTruck IoT Sensors and Tracking Platform

In 2024, WISeSat.Space entered into a Memorandum of Understanding (MoU) with Tránsitos y Transportes Logísticos S.L, marking a strategic partnership aimed at enhancing logistics capabilities. As part of this agreement, Tránsitos y Transportes Logísticos S.L. is committed to equipping its entire fleet of trucks and platforms with state-of-the-art WISeContainer IoT sensors. This initiative is designed to substantially improve the traceability and tracking of both our vehicles and drivers, which will lead to a notable enhancement in service quality. The implementation of these advanced sensors reflects our dedication to optimizing logistics operations, ensuring greater accountability, and increasing efficiency within our transportation services.

Strategic Alliance with Global Radio Systems

A collaboration between Global Radio Systems and WISeSat.Space, presented during the APBA Journey of Innovation event, will focus on creating innovative solutions that combine the advanced technologies of WISeKey and Global Radio Systems. This synergy will allow the offering of cutting-edge services and products that improve safety and efficiency in key sectors. The benefits of this alliance will extend to essential services, including the armed forces, police forces, firefighters, and other organizations that operate in extreme conditions and require reliable and secure communications.

III. Our Transactional IoT Vertical: SEALCOIN AG

a.	Summary

SEALCOIN AG, a subsidiary of WISeKey International Holding AG, is at the forefront of building a decentralized, secure, and scalable ecosystem for Transactional IoT (TIoT). By leveraging blockchain technology, AI-powered automation, and cryptographic security mechanisms, SEALCOIN’s platform enables IoT devices to autonomously exchange data, energy, and services with trust and efficiency. The TIoT token serves as the foundation for this next-generation IoT economy, allowing devices to conduct transactions securely while ensuring compliance with regulatory standards. SEALCOIN’s platform is engineered to offer highly resilient, interoperable, and cryptographically secure frameworks, ensuring that IoT transactions are not only autonomous but also immutable, verifiable, and resistant to external attacks.

The responsibility for the development of the SEALCOIN project (platform, agent and token) was transferred from our subsidiary SEALSQ Corp to us as of June 27, 2024. While the SEALCOIN project was originally under development by WISeKey and SEALSQ as a collaborative ‘proof of concept’ (with the aim of assessing the practical potential of the concept), the parties concluded that the SEALCOIN platform and tokens would be developed by WISeKey (capitalizing on WISeKey’s cybersecurity expertise), whereas SEALSQ is to focus on the development of the related semiconductor technology hardware and firmware (capitalizing on SEALSQ’s semiconductor and PKI expertise).

b.	Business Description

SEALCOIN AG operates at the intersection of IoT cybersecurity, blockchain, and AI, creating a robust digital framework for secure, automated, and decentralized device-to-device transactions. Headquartered in Switzerland, SEALCOIN leverages its regulatory clarity and technological innovation to redefine trust in the IoT space, ensuring that transactions between connected devices are verifiable, immutable, and seamless. Our expertise in hardware, PKI, and DLT allows us to redefine the IoT landscape, delivering cutting-edge deep tech solutions that are seamlessly accessible, driving a more connected and secure world.

SEALCOIN’s platform is designed to facilitate real-time transactions between IoT devices, eliminating inefficiencies and vulnerabilities found in traditional centralized models. By integrating hardware cybersecurity components with digital integrity protocols (DLT), SEALCOIN provides a trusted environment where IoT devices can independently trade energy, data, and services.

SEALCOIN transforms IoT devices into autonomous payment terminals by embedding secure transaction capabilities directly within them.

Using the TIoT token, devices can independently buy, sell, or exchange services enabling seamless, real-time interactions in a decentralized ecosystem, using SEALCOIN platform.

c.	Transactional IoT

SEALCOIN is building a scalable ecosystem designed with future ready components, leveraging open-source innovation to enable seamless SDK & API connectivity for full interoperability across IoT networks. As development progresses, AI agents will optimize transactions and monetization, empowering businesses and developers to integrate, scale, and thrive in a secure, efficient, and decentralized IoT economy.

d.	Use Cases and Industry Applications

1.	Energy

In a Transactional IoT ecosystem, energy trading becomes an efficient, decentralized process where producers and consumers interact seamlessly without relying on traditional intermediaries. Owners of renewable energy sources, such as solar panels or wind turbines, can autonomously sell their excess energy to nearby consumers or directly to connected devices in real-time. This exchange is made possible through secure, blockchain-powered smart contracts, which ensure transparent pricing, instant settlement, and verifiable transactions.

By enabling both individuals and businesses to act as independent energy producers, sellers, and storage providers, this model fosters a distributed energy and storage marketplace, reducing reliance on centralized power grids while enhancing overall grid efficiency, flexibility, and resilience. Smart devices within the ecosystem, such as EV charging stations, home battery storage units, and industrial equipment, can autonomously purchase, store, and resell energy based on dynamic demand, real-time availability, and price fluctuations. This ensures optimized cost efficiency, enhanced energy accessibility, and improved sustainability, as stored energy can be redistributed during peak demand periods, balancing the grid and preventing resource waste.

This device-to-device transactional framework not only democratizes access to renewable energy but also improves grid flexibility, enabling more efficient load balancing and demand-side management. Through the SEALCOIN ecosystem, energy transactions are autonomous, secure, and cost-effective, paving the way for a scalable, future-ready decentralized energy economy.

2.	Data Exchange

In a decentralized IoT ecosystem, data exchange becomes a secure and autonomous process, enabling devices to buy and sell data in real-time without reliance on centralized intermediaries. Through secure authentication and blockchain-backed smart contracts, IoT devices can monetize their data streams, such as environmental metrics, traffic patterns, industrial sensor readings, or energy consumption data, by directly transacting with buyers in a trusted digital marketplace.

This system ensures that data authenticity and integrity are preserved using distributed ledger technology (DLT), where each transaction is verified, time-stamped, and immutable. By embedding cryptographic validation mechanisms, devices participating in the marketplace can prove the origin and reliability of their data, making it an asset for industries that rely on accurate, real-time insights, such as smart cities, logistics, environmental monitoring, and predictive maintenance.

Furthermore, data owners retain full control over their assets, defining access permissions, pricing structures, and usage conditions while benefiting from transparent and automated revenue streams. As IoT networks grow, this decentralized data economy fosters scalability, security, and interoperability, allowing devices to function as active participants in a trusted digital exchange that enhances efficiency and creates new monetization opportunities across industries.

3.	Device-as-a-Service

In a decentralized IoT ecosystem, the Device-as-a-Service (DaaS) model transforms how manufacturers monetize their hardware by shifting from one-time sales to a pay-per-use service model. This approach enables secure, efficient, and automated micro-payments between IoT devices, allowing manufacturers to generate recurring revenue streams while enhancing customer accessibility and affordability.

Through blockchain-backed smart contracts, IoT devices can autonomously track usage, validate service delivery, and process real-time payments without intermediaries. Whether it’s industrial equipment, connected appliances, smart vehicles, or healthcare devices, users pay only for actual usage, eliminating upfront capital costs while ensuring manufacturers retain control over their assets.

By embedding secure authentication and automated billing mechanisms, manufacturers can remotely manage device lifecycles, enable feature upgrades, and optimize performance based on real-time data. The integration of distributed ledger technology (DLT) ensures that every transaction is immutable, transparent, and fraud-resistant, allowing for precise cost allocation and revenue sharing.

This device-to-device transactional model not only enhances operational efficiency and financial flexibility but also reduces waste and promotes sustainability by extending device lifespans through software-driven optimizations and predictive maintenance. As IoT adoption scales, this framework enables a trusted and scalable infrastructure for manufacturers to unlock new business models, increase customer retention, and drive long-term value creation.

e.	Conclusion

SEALCOIN aims to revolutionize the Transactional-IoT ecosystem by enabling secure, autonomous device-to-device transactions powered by blockchain, AI, and cryptographic security. Through its TIoT token, the SEALCOIN platform will create a decentralized marketplace where devices can seamlessly trade energy, exchange data, and operate on a pay-per-use model, eliminating reliance on intermediaries.

With a future-ready, scalable infrastructure, SEALCOIN platform can empower energy prosumers to exchange and monetize excess of power or storage, enables data owners to securely sell real-time insights, and will allow manufacturers to transition from selling hardware to offering on-demand services. Leveraging distributed ledger technology (DLT) ensures that all transactions are transparent, verifiable, and immutable, driving efficiency, sustainability, and new revenue opportunities.

As IoT adoption accelerates, SEALCOIN’s secure and interoperable platform positions it as a leader in the decentralized economy, providing businesses with unmatched security, efficiency, and flexibility to thrive in the digital age.

IV. Our Trust Services Vertical: WISeID

Our Trust Services Vertical is comprised of a full range of managed cloud services to enable trusted and verified digital identities for people, applications and objects. Highlights in 2024 include:

•	Optimization of the “Unified Trust Center.” WISeKey keeps evolving and improving our High Security Trust Center, which serves as the foundation to deliver trust services both internally, to serve the needs of SEALSQ (PKI for IoT) and other initiatives of WISeKey and externally, to serve our customers. This Unified Trust Center brings greater advantages to the Group, such as cost reduction and unified high-security practices.

•	Increase of the Managed PKI customer base and revenues. WISeKey has significantly increased the business related to Transport Layer Security (TLS, a widely adopted security protocol designed to facilitate privacy and data security for communications over the internet) and Personal Digital Certificates, with higher footprint in regions such as APAC, thanks to key channel agreement.

•	Improvement of the WISeID platform for personal digital identity. WISeID is now recognized as a fully-fledged solution for personal identity, and has been adopted by the Government of Seychelles as its National ID platform. WISeID has been enriched with new features such as document signing, and is evolving to add Web3 capabilities, such as Distributed Identity.

a.	WISeID use case: SeyID – National ID for Seychelles:

In 2022 the Government of Seychelles choose WISeID as the strategic platform to build its initiative for a National Digital ID, available for all citizens and also for non-residents (for international businesses and tourism purposes). This platform was branded as “SeyID”, and it is a customized edition of WISeID, which includes a web platform and a mobile App, available for iOS and Android.

During 2024 WISeKey has been successfully enlarging the capabilities of SeyID, including the introduction of a “Document Wallet” feature, which allows Seychellois citizens to receive and store official documents sent by the Government, in digital format, from the “SeyID App”, eliminating the need to carry the physical documents, such as a birth certificate, in their daily activities.

V. Our Secure NFT Platform Vertical in Arts and Luxury: WISe.ART

WISe.ART is a proprietary comprehensive multi-blockchain secured digital ecosystem designed to connect multiple participants in the fine arts and luxury industry. Key features of WISe.ART:

1.	Digital Certificates of Ownership: WISe.ART introduces a unique digital certificate in the form of a non-fungible token (NFT). These NFTs live on a blockchain, unchanged and unchallengeable, serving as proof of a person’s ownership of a specific piece of art.

2.	Authenticated and Signed Digital Assets: WISe.ART ensures that each digital asset is authenticated and signed, creating an irreversible link from the digital asset (the NFT) to the physical object. This process enables digital proof of ownership, provenance, and contracts enabling future use in monetization streams.

3.	White-Labeling Options: WISe.ART offers white-labeling options, allowing artists and creators to customize their profile on the WISe-ART platform and create a unique brand identity.

4.	Linking Digital Assets to Physical Objects: The NFTs not only represent the digital asset but also aims to link it irreversibly to a physical object, enhancing transparency and trust in the art market.

WISe.ART is looking to revolutionize the art world by combining cutting-edge technology with the timeless beauty of artistic expression.

a.	Who can use WISe.ART?

WISe.ART is accessible to a diverse audience within the arts and luxury industry. Here are some key groups of people who can benefit from using WISe.ART:

1.	Artists and Creators: WISe.ART provides a platform for artists and creators to showcase their work, create digital certificates of authenticity (NFTs), and link their digital assets to physical objects. Artists can leverage this technology to protect their intellectual property and establish provenance.
2.	Collectors and Buyers: Art collectors and buyers can use WISe.ART to verify the authenticity of artworks they acquire. The NFTs serve as irrefutable proof of ownership and provenance and can enhance the value of their collections.
3.	Galleries and Museums: Institutions in the art world can collaborate with WISe.ART to digitize their collections, create NFTs for artworks, and ensure transparency in transactions. This technology can revolutionize how galleries and museums manage and display art. This Web3 technology also ensures the conservation and restoration of humanity’s cultural heritage for future generations.
4.	Auction Houses and Dealers: Auction houses and dealers can integrate WISe.ART into their processes to authenticate and track artworks. The secure NFTs provide confidence to both sellers and buyers during auctions and sales.
5.	Art Enthusiasts and Curators: Anyone passionate about art can explore WISe.ART’s ecosystem, discover new artists, and engage with the art community. Curators can curate digital exhibitions and promote emerging talents.
6.	Blockchain and Technology Experts: WISe.ART’s use of blockchain technology appeals to experts in the field. They can use it as a secure tool and contribute to its development, safety, and scalability.

WISe.ART aims to empower stakeholders in the art ecosystem to bridge the gap between physical and digital art through NFTs and secure authentication processes.

In 2024, WISe.ART reached new heights with new partnerships and several major charity events, currently supporting a community of 217 participating artists from around the world with 2,750 works uploaded on the platform, 50% of which are digital artworks with an even balance of phygital packages (blending digital and physical experiences) averaging a total value of artwork over USD 33 million.

Featuring 2,750 artworks by over 200 award winning artists

WISe.ART currently features 2,750 artworks by 217 artists worldwide ranging from traditional art, video art to 3-D AI productions. Approximately half of the digitally uploaded artworks are linked to physical pieces which can be shipped around the world. Trackable chips signaling changes in temperature, humidity, movement, or shock can be applied to physical artworks for safer logistics and reduced insurance costs.

b.	Development of the WISe.ART phase 3.0n with Hedera and Google Tokenization

Negotiations have begun for WISe.ART’s phase 3 journey into Web3, tokenization with a view to launching a utility coin as described below to allow users who own coins to access benefits on the WISe.ART platform.

We are well into the process of developing this feature as well as enhancing the performance of the platform with the assistance and financial support of NFT Studios and their respective partners. The WISe.ART tech team have begun working on the new platform and the launch was successfully executed at the start of April 2025.

Furthermore, the tokenization of WISe.ART will be orchestrated with the funding of USD 750,000 and the technical assistance of HEDERA which also means that we aim to, subject to completion of applicable legal and regulatory due diligence and to potential geographic limitations, add the Hashgraph coin to our multi-blockchain offer in 2025.

c.	Partnerships with private foundations

WISeArt, in collaboration with prestigious artists, collectors, museums, and galleries, is excited to introduce the ‘Italy Digital Renaissance Project.’ >From 2024 to the 2025 Jubilee year, WISe.ART collaborating partners endeavor to digitize the historical heritage of Italian Renaissance art using ultra-high-quality images and digital enhancements. This project represents a pivotal moment in ushering Italian art heritage into the digital age, making it accessible to a global audience.

The project will connect art enthusiasts from around the world through the Internet, allowing them to explore and appreciate humanity’s extraordinary cultural heritage, some of which was previously only accessible within museums and historic buildings. Thanks to this technology, these treasures would then be digitally visualized and enjoyed by more people around the world. Several entities have been approached to bring their precious collections to the Web3 environment by introducing NFT gaming options in their offer to attract new and younger audiences. In Europe, WISe.ART is at the forefront of such programs.

C.	Organizational Structure

We are the holding company of the WISeKey Group.

The chart below contains a summary of our organizational structure and sets out our subsidiaries, associated companies and joint ventures as at December 31, 2024. Although not all of our subsidiaries are wholly-owned, all of them are assessed as being under our control.

As at December 31, 2024, our main operating subsidiaries were SEALSQ France SAS, domiciled in France, and WISeKey SA, domiciled in Switzerland:

Company Name	Country of Incorporation	Percentage Ownership as at December 31, 2024
WISeKey SA	Switzerland	95.75%
SEALSQ France SAS	France	12.55%*

* WISeKey owns 100% of the F shares of SEALSQ Corp and 6% of the Ordinary Shares of SEALSQ. SEALSQ Corp is the parent of SEALSQ France SAS.

D.	Property, Plant, and Equipment

Our corporate headquarters are located in Geneva, Switzerland. The principal office for our Swiss and international operations, which is also our registered office, is located in Zug, Switzerland.

As of December 31, 2024, the net book values of tangible fixed assets were as follows:

As at December 31, 2024
Asset category	Net book value (USD millions)
Machinery & equipment	3.0
Office equipment and furniture	0.1
Computer equipment and licenses	0.2
Total tangible fixed assets	3.3

We do not own any facility and our group companies have entered into lease arrangements for the premises in which they operate. The following table sets forth our most significant facilities as at December 31, 2024:

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

Certain information included in this discussion and analysis includes forward-looking statements that are subject to risks and uncertainties, and which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. For further information on important factors that could cause our actual results to differ materially from the results described in the forward-looking statements contained in this discussion and analysis, see “Special Note Regarding Forward-Looking Statements” and “Item 3D. Risk Factors”.

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

Basis of presentation

We prepare our financial statements in accordance with US GAAP. Our reporting currency is the U.S. Dollar (“USD”).

Our basis of presentation and critical accounting policies are described in, respectively, Note 3 and Note 4 of our consolidated financial statements as at December 31, 2024.

Factors affecting our results of operations

Although most of our Semiconductors segment customers are recurring customers, it is not industry practice to work with long-term contracts. Therefore, most of our semiconductors customers have signed a framework agreement with us but are not committed to certain volumes over a period of time. This introduces a level of uncertainty on the level of revenue generated from recurring customers in the Semiconductors segment.

The Semiconductors segment results are also dependent on the supply chain. Any factor affecting the availability of material or component, and/or the production capacity of our suppliers will impact our ability to deliver on customer orders. We are working to a five-year capital expenditure plan to have the necessary flexibility in our production capacity to meet our customer orders, but the supply chain variables can limit the revenue potential in a given year as some order deliveries have to be schedule in future fiscal years.

Finally, also in our Semiconductors segment, as microelectronics technology evolves, customers look for added functionalities, and competitors in the semiconductors industry develop new products, sales of a given product typically decrease over time as the next-generation semiconductors are introduced. In order to sustain revenue, IoT companies must be able to develop or otherwise acquire the rights to develop or market new products with additional or innovative security and application features. See Item 4. B. Business Overview for information regarding our technology and product developments.

In relation to our other security products, our operations are affected by the interest and rate of adoption of the new product offering that we are developing, such as WISeSat.Space, SEALCOIN and WISe.ART:

•	WISeSat.Space aims to offer satellite IoT connectivity available anywhere on earth. WISeSat.Space operates in collaboration with FOSSA Systems for the production and launch of a constellation of picosatellites referred to as “WISeSat” satellites which are Low Earth Orbit satellites, the communication of which is secured by our secure element VaultIC408.

•	SEALCOIN aims to build a decentralized, secure, and scalable ecosystem for Transactional IoT (TIoT). By leveraging blockchain technology, AI-powered automation, and cryptographic security mechanisms, SEALCOIN’s platform enables IoT devices to autonomously exchange data, energy, and services with trust and efficiency.

•	WISe.ART is a proprietary comprehensive multi-blockchain secured digital ecosystem designed to connect multiple participants in the fine arts and luxury industry.

See Item 4. B. Business Overview for information regarding these product verticals.

Operating Segments

The Group has two operating segments that meet the criteria set in ASC 280-10-50: Semiconductors and Corporate. The Semiconductors reportable segment is a strategic business unit that offers specific products and is managed separately because it requires dedicated resources and a targeted marketing strategy. The Semiconductors segment encompasses the design, manufacturing, sales and distribution of high-end, Common Criteria EAL5+ & FIPS 140-3-certified secure microprocessors. The Corporate reportable segment requires separate disclosure based on the asset test; it is a strategic business unit that integrates corporate services and the Group’s financing strategy.

Geographic Information

Our operations are global in scope, and we generate revenue from selling our products and services across various regions. While our operations in Europe have historically contributed the largest portion of our revenues, our efforts to expand in the United States have increased the revenue generated from North America.

Our total revenue by geographic region for the fiscal years ended December 31, 2024, December 31, 2023 and December 31, 2022 is set forth in the following table:

	2024		2023		2022
Net sales by region	USD’000%		USD’000%		USD’000%
North America	7,642	64%	16,646	54%	13,677	57%
Europe, Middle East & Africa	2,535	21%	10,695	35%	7,264	30%
Asia Pacific	1,642	14%	3,466	11%	2,745	12%
Latin America	56	1%	111	0%	128	1%
Total net sales	11,875	100%	30,918	100%	23,814	100%

Financial year ended December 31, 2024 compared with financial year ended December 31, 2023

	12 months ended December 31,	12 months ended December 31,	Year-on-Year Variance
USD’000	2024	2023

Net sales	11,875	30,918	-62%
Cost of sales	(7,104)	(15,754)	-55%
Depreciation of productions assets	(478)	(420)	+14%
Gross profit	4,293	14,744	-71%

Other operating income	184	167	+10%
Research & development expenses	(7,026)	(4,398)	+60%
Selling & marketing expenses	(8,550)	(6,523)	+31%
General & administrative expenses	(16,324)	(17,290)	-6%
Total operating expenses	(31,716)	(28,044)	+13%
Operating income / (loss)	(27,423)	(13,300)	+106%

Non-operating income	1,629	2,374	-31%
Debt conversion expense	(32)	(562)	-94%
Interest and amortization of debt discount	(1,013)	(624)	+62%
Non-operating expenses	(2,018)	(3,107)	-35%
Income / (loss) from operations before income tax expense	(28,857)	(15,219)	+90%

Income tax income / (expense)	(3,086)	(230)	+1,242%
Loss from operations, net	(31,943)	(15,449)	+107%

Net income / (loss)	(31,943)	(15,449)	+107%

Less: Net income / (loss) attributable to noncontrolling interests	(18,497)	(89)	+20,683%
Net income / (loss) attributable to WISeKey International Holding AG	(13,446)	(15,360)	-12%

Revenue

Our total revenue for the year ended December 31, 2024, decreased by USD 19 million or 62% from prior period.

This decrease is fully attributable to our Semiconductors segment, was expected, and reflects the Company’s transition towards post-quantum semiconductor technologies as customers gradually shifted from our traditional semiconductors to our next-generation quantum-resistant solutions and delayed building inventory until release of our new post-quantum resistant semiconductor.

The Group is developing its next-generation secure semiconductors range built on the new Secure RISC-V CPU with a state-of-the art secure firmware stack on it, compliant with the Trusted Computing Group definition of a Trusted Platform Module 2.0 (TPM 2.0) and with the NIST FIPS 140.3 certification requirements, under the project name QUASAR for QUAntum resistant Secure ARchitecture (see Item 4.B. Business Overview for detail).

Management believes that the QUASAR R&D project is essential to ensure that the Group’s Semiconductors segment remains competitive in the future because customers and IT providers are turning to more secure equipment. For instance, one of Windows 11’s operating system requirements is TPM 2.0 implementation. Microsoft has stated that this is to help increase security against firmware attacks15. Additionally, the United States Department of Defense (DoD) specifies that “new computer assets (e.g., server, desktop, laptop, thin client, tablet, smartphone, personal digital assistant, mobile phone) procured to support DoD will include a TPM version 1.2 or higher where required by Defense Information Systems Agency (DISA) Security Technical Implementation Guides (STIGs) and where such technology is available”16. We have involved our customers in this transition to make sure that our new product range will suit their needs. With this strategy, we expect to get their buy-in for our long-term product strategy but, in the short term, this has also led some of our customers to also prepare the transition into the next-generation products and we expect some holdback on volumes during this transition.

In the semiconductor industry, the development of a new product range involves complex engineering which takes months. The QUASAR project was launched in 2022. The design phase was completed in Q2 2024 as planned, with the first engineering samples available by Q4 2024; the first samples of QVault-TPM were shared with key customers in Q1 2025 and the commercial release is planned for Q4 2025, with full production expected in 2026.

The current revenue of our Semiconductors segment is comparable to those of its quantum-focused peer group due to the early-stage adoption of the technology. Our next-generation quantum-resistant semiconductors are due to be released in the last quarter of 2025. Our Semiconductors segment’s revenue trend also highlights the impact of market normalization following the semiconductor supply chain disruptions caused by the COVID-19 pandemic. The excess inventory accumulation by customers in 2023 resulted in lower 2024 order volumes as clients utilized existing stock before making new purchasing commitments.

WISeKey has also started several projects around its mPKI solutions, such as WISeSat, SEALCOIN and WISe.ART, relying on its underlying digital identity control technology, WISeID, with an aim to diversifying its solution offering and revenue sources in future periods (See Item 4.B. Business Overview for information regarding these projects.) Key developments on these projects include:

•	In 2024, WISeSat.Space formalized agreements with RUAG, the strategic integrator for the Swiss Armed Forces, for a national defense project focused on device-to-device communications, signed an agreement with Bernardino Abad Grupo Logístico to equip its entire fleet of 40 and 45-foot containers with our state-of-the-art WISeContainer IoT sensors, and entered into an MoU with Tránsitos y Transportes Logísticos S.L to also equip its entire fleet of trucks and platforms with WISeContainer IoT sensors. These developments and PoCs are expected to serve as use cases to expand the activities of WISeSat.Space.

•	In 2024, SEALCOIN successfully conducted a PoC for TIoT transactions between two devices, proving its ability to disintermediate service providers and securely manage decentralized device interactions. It is now in search of partners to perform other PoCs and demonstrate its readiness for industrialization.

•	In 2024, WISe.ART reached new heights with new partnerships and several major charity events, currently supporting a community of 217 participating artists from around the world with 2,750 works uploaded on the platform. Additionally, WISe.ART has started work on a Web3, tokenization with a view to launching a utility coin to allow users who own coins to access benefits on the WISe.ART platform.

•	WISeID has significantly increased the business related to Transport Layer Security (TLS) over 2024 and improved the WISeID platform, a fully-fledged solution for personal identity, adopted by the Government of Seychelles as its National ID platform under the name “SeyID”. During 2024 WISeKey has been successfully enlarging the capabilities of SeyID, including the introduction of a “Document Wallet” feature, which allows Seychellois citizens to receive and store official documents sent by the Government, in digital format, from the “SeyID App”, eliminating the need to carry the physical documents, such as a birth certificate, in their daily activities.

______________________________

15 Warren, Tom (2021-06-25). “Why Windows 11 is forcing everyone to use TPM chips”. The Verge. Retrieved November 13, 2021.

16 US Department of Defense. Instruction 8500.01. March 14, 2014. p. 43.

Gross Profit

Our gross profit decreased by USD 10.5 million to USD 4.3 million (gross margin of 36%) in the year ended December 31, 2024 in comparison with a gross profit of USD 14.7 million (gross margin of 48%) in the year ended December 31, 2023. Most of the decrease in gross profit is the direct result of the decrease in revenue year-on-year.

This decrease is mostly attributable to our Semiconductors segment where gross profit decreased by USD 10.3 million and gross profit margin decreased by 13 percentage points from 47% in 2023 to 34% in 2024. This decrease in gross profit margin is expected to be temporary and is essentially due to the costs of inventory that remain high, with some incompressible fixed costs, while our customers are using their own stock and we are therefore shipping less parts until customers can take delivery of new products. This is illustrated by the increase in the Days Sales of Inventory (DSI) of our Semiconductors segment from 145 in the year 2023 to 168 in 2024. As customers use up the stock they have built and progressively resume ordering new products and next-generation products, the gross profit margin is expected to rise back to previous average levels.

Other operating income

In 2024 and 2023, the main components of our other operating income consisted of recharges for the use of our premises by OISTE (see Note 29 and Note 37 of our consolidated financial statements as at December 31, 2024) for USD 180,925 and USD 118,886 respectively.

We do not have recurring other operating income that contributes to our profit.

Research & development expenses

Our research and development (“R&D”) expenses include expenses related to the research of new technology, products and applications, as well as their development and proof of concept, and the development of further application for our existing products and technology. They include salaries, bonuses, pension costs, stock-based compensation, depreciation and amortization of capitalized assets, costs of material and equipment that do not meet the criteria for capitalization, as well as any tax credit relating to R&D activities, among others.

Our R&D expenses increased by USD 2.6 million between 2024 and 2023. Although we have refocused our R&D efforts, it remains a large part of our operating expenses with USD 7 million spent in the year ended December 31, 2024, representing 22% of total operating expenses. A total of USD 1 million of this increase relates to the investment required to develop our next-generation products and solutions, especially our post-quantum QUASAR program. Our Group being technology-driven, the level of our R&D expenses reflects our engagement to act as a leader in new cybersecurity developments and future applications, such as the development of our new verticals, WISeSat.Space, SEALCOIN and WISe.ART.

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. Our subsidiary SEALSQ France is eligible to receive such tax credits. The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first.

Selling & marketing expenses

Our selling & marketing (“S&M”) expenses include advertising and sales promotion expenses such as salaries, bonuses, pension costs, stock-based compensation, business development consultancy services, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

Our S&M expenses amounted to USD 8.6 million for the year ended December 31, 2024, hence an increase by USD 2.2 million in comparison to the S&M expenses of USD 6.4 million net of stock-based compensation incurred in 2023. This increase mostly relates to changes in the S&M team make up to allow our sales force to better serve the post-quantum market, thereby aligning with our R&D efforts and supporting the launch of our new quantum resistant secure chips in Q4 2025. Additionally, 2024 saw an increase in management bonuses by USD 0.6 million following the exceptional communication campaign to raise awareness on the Group’s post-quantum technology developments.

General & administrative expenses

Our general & administrative (“G&A”) expenses cover all other charges necessary to run our operations and supporting functions, and include salaries, bonuses, pension costs, stock-based compensation, lease and building costs, insurance, legal, professional, accounting and auditing fees, depreciation and amortization of capitalized assets, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

Our G&A expenses of USD 16.3 million for the year ended December 31, 2024 included a non-cash, stock-based compensation expense of USD 1.2 million. Net of stock-based compensation, our G&A expenses of USD 15.1 million has decreased by USD 2.1 million in comparison with the USD 17.2 million G&A expense net of stock-based compensation for the year ended December 31, 2023. The decrease is mostly attributable to the non-recurring expenses incurred in 2023 for the listing of SEALSQ Corp. While our G&A costs remain high because of, inter alia, legal and audit fees  related to the on-going reporting requirements of the Securities Exchange Act, and the other rules and regulations of the SEC, as well as from the costs associated with required filings with the SEC in relation to the various transactions effected by the Group, 2023 saw a peak in G&A expenses in relation to the listing of its subsidiary, SEALSQ Corp, on the NASDAQ.

Our G&A expenses remain and will remain high due to WISeKey’s initiatives to expand our geographical footprint and revenue streams, as well as our search for M&A opportunities and the related financing needs. These initiatives require specific professional expertise and legal advice which contribute to our G&A cost base.

Operating loss

As a result of the factors described in the above sections, our USD 27.4 million operating loss for the year ended December 31, 2024 increased by USD 14.1 million compared with our USD 13.3 million operating loss for the year 2023.

This is a direct result of the decrease in gross profit by USD 10.5 million mostly attributable to our Semiconductors segment combined with an increase in operating expenses by USD 3.7 million driven by our R&D initiatives and the alignment of our sales force.

Non-operating income and expenses

The net balance of our non-operating activities in the year ended December 31, 2024 was an expense of USD 1.4 million, which represents a USD 0.5 million decrease in non-operating costs compared with 2023 and its USD 1.9 million net expenses from non-operating activities.

Most of the decrease is attributable to the debt conversion expense of USD 0.6 million incurred in the year ended December 31, 2023 in relation to two financing facilities which were fully used for one and mostly used up for the other. Therefore the debt conversion expense in the year ended December 31, 2024 was limited to USD 0.03 million.

Net loss

In the year ended December 31, 2024, the Company made a net loss of USD 31.9 million. This compares to a net loss position of USD 15.4 million for the year ended December 31, 2023.

The main factors explaining the net loss in the year ended December 31, 2024, are the sharp decrease in revenue and gross profit, and, to a smaller extent, the increase in R&D and S&M expenses incurred for the investment to develop our next-generation solutions and implement our sales strategy.

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

EBITDA and Adjusted EBITDA

We define EBITDA as operating income/loss before income tax expenses, depreciation and amortization including any purchase accounting (“PPA”) effects when applicable, and net interest expense.

We define Adjusted EBITDA as EBITDA further adjusted to exclude non-cash expenses such as stock-based compensation and equity settlements, and other items that management believes are unrelated to our core operations such as non-recurring legal and professional expenses related to our merger and acquisition activities.

The following table provides a reconciliation from operating loss to EBITDA and Adjusted EBITDA for the years ended December 31, 2024 and December 31, 2023.

	12 months ended December 31,
(Million USD)	2024	2023
Operating loss as reported	(27.4)	(13.3)
Non-GAAP adjustments:
Depreciation expense	0.7	0.6
Amortization expense on intangibles	-	-
EBITDA	(26.7)	(12.7)
Non-GAAP adjustments:
Listing-related professional fees*	-	0.3
Adjusted EBITDA	(26.7)	(12.4)

* The Company’s subsidiary SEALSQ Corp, was listed on the Nasdaq on May 24, 2023.

Financial year ended December 31, 2023 compared with financial year ended December 31, 2022

	12 months ended December 31,	12 months ended December 31,	Year-on-Year Variance
USD’000	2023	2022

Net sales	30,918	23,814	+30%
Cost of sales	(15,754)	(13,588)	+16%
Depreciation of productions assets	(420)	(132)	+218%
Gross profit	14,744	10,094	+46%

Other operating income	167	2,073	-92%
Research & development expenses	(4,398)	(3,862)	+14%
Selling & marketing expenses	(6,523)	(7,275)	-10%
General & administrative expenses	(17,290)	(11,466)	+51%
Total operating expenses	(28,044)	(20,530)	+37%
Operating income / (loss)	(13,300)	(10,436)	+27%

Non-operating income	2,374	3,937	-40%
Debt conversion expense	(562)	(827)	-32%
Interest and amortization of debt discount	(624)	(168)	+271%
Non-operating expenses	(3,107)	(5,551)	-44%
Income / (loss) from continuing operations before income tax expense	(15,219)	(13,045)	+17%

Income tax income / (expense)	(230)	3,238	-107%
Loss from continuing operations, net	(15,449)	(9,807)	+58%
Discontinued operations:
Net sales from discontinued operations	-	1,805	-
Cost of sales from discontinued operations	-	(978)	-
Total operating and non-operating expenses from disc. operations	-	(5,274)	-
Income tax recovery from discontinued operations	-	25	-
Loss on disposal of a business, net of tax on disposal	-	(15,026)	-
Income / (loss) from discontinued operations	-	(19,448)	-

Net income / (loss)	(15,449)	(29,255)	-47%

Less: Net income / (loss) attributable to noncontrolling interests	(89)	(1,780)	-95%
Net income / (loss) attributable to WISeKey International Holding AG	(15,360)	(27,475)	-44%

Revenue

Our total revenue for the year ended December 31, 2023, increased by USD 7.1 million or 30% from prior period.

The table below shows the breakdown of our revenue by operating segment for the years ended December 31, 2023 and December 31, 2022.

	12 months ended December 31,	12 months ended December 31,	Year-on-Year
USD’000	2023	2022	Variance
IoT segment revenue from external customers	30,058	23,198	30%
mPKI segment revenue from external customers	860	616	40%
Total revenue	30,918	23,814	30%

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

WISeKey has started also several projects around its mPKI solutions, such as WISeSat.Space and WISe.ART, to diversify its solution offering and support mPKI revenue in future periods. See Item 4.B. Business Overview for information regarding these projects.

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

Other operating income

In 2023, the main components of our other operating income consisted of recharges for the use of our premises by OISTE (see Note 36 of our consolidated financial statements as at December 31, 2023) for USD 118,886.

In 2022, the main components of our other operating income consisted of a one-off credit in relation to the write off of a payable balance of USD 1,899,148, and recharges for the use of our premises by OISTE (see Note 40 of our consolidated financial statement as at December 31, 2022) for USD 65,636.

We do not have recurring other operating income that contributes to our profit.

Research & development expenses

Our research and development (“R&D”) expenses includes expenses related to the research of new technology, products and applications, as well as their development and proof of concept, and the development of further application for our existing products and technology. They include salaries, bonuses, pension costs, stock-based compensation, depreciation and amortization of capitalized assets, costs of material and equipment that do not meet the criteria for capitalization, as well as any tax credit relating to R&D activities, among others.

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

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. Our subsidiary SEALSQ France is eligible to receive such tax credits. The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first.

Selling & marketing expenses

Our selling & marketing (“S&M”) expenses include advertising and sales promotion expenses such as salaries, bonuses, pension costs, stock-based compensation, business development consultancy services, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

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

General & administrative expenses

Our general & administrative (“G&A”) expenses cover all other charges necessary to run our operations and supporting functions, and include salaries, bonuses, pension costs, stock-based compensation, lease and building costs, insurance, legal, professional, accounting and auditing fees, depreciation and amortization of capitalized assets, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

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

EBITDA and Adjusted EBITDA

We define EBITDA as operating income/loss before income tax expenses, depreciation and amortization including any purchase accounting (“PPA”) effects when applicable, and net interest expense.

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

	12 months ended December 31,
(Million USD)	2023	2022
Operating loss as reported	(13.3)	(10.4)
Non-GAAP adjustments:
Depreciation expense	0.6	0.4
Amortization expense on intangibles	-	0.1
EBITDA	(12.7)	(9.9)
Non-GAAP adjustments:
Listing-related professional fees*	0.3	0.1
Adjusted EBITDA	(12.4)	(9.8)

* The Company’s subsidiary SEALSQ Corp, was listed on the Nasdaq on May 24, 2023.

Factors affecting our income tax expenses and recovery

For the financial years 2024, 2023 and 2022, income tax at the Swiss statutory rate compared to the Group’s income tax expenses as reported is as per table below.

	12 months ended December 31,
USD’000	2024	2023	2022
Net loss from continuing operations before income tax	(28,857)	(15,219)	(13,045)
Statutory tax rate	14.7%	14%	14%
Expected income tax (expense)/recovery	4,242	2,131	1,825
Change in tax loss carryforwards	5,469	2,778	5,760
Change in loss carryforwards in relation to the debt remission of SEALSQ France SAS	(52)	(514)	1,342
Change in valuation allowance	(8,656)	(2,682)	(3,129)
Permanent difference in relation to stock-based compensation	(21)	2	-
Foreign tax effects	(1,521)	509	466
Nontaxable or nondeductible items	(2,730)	(2,759)	(2,310)
Other	183	305	(716)
Income tax (expense) / recovery from continuing operations	(3,086)	(230)	3,238

As at December 31, 2024 and 2023, our net deferred tax balance was reconciled as follows:

Deferred tax assets and liabilities	As at December 31,	As at December 31,
USD’000	2024	2023
Stock-based compensation	21	(2)
Defined benefit accrual	502	363
Tax loss carryforwards	29,006	23,537
Add back loss carryforwards used for the debt remission by SEALSQ France SAS	776	828
Valuation allowance	(30,305)	(21,649)
Deferred income tax assets / (liabilities)	-	3,077

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

In 2024, the valuation allowance increased by USD 8.7 million in line with the increase in tax loss carryforwards by USD 5.5 million and the write-off of the deferred tax asset of USD 3.1 million.

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

Fluctuations in the exchange rates between the U.S. Dollar and other currencies may have a significant effect on both the Company’s results of operations, including reported sales and earnings, and the Company’s assets, liabilities and cash flows. This, in turn, may affect the comparability of period-to-period results of operations.

We do not currently hedge against foreign currency fluctuation.

The table below shows the variation in foreign exchange rates used to prepare our financial statements for the financial years ended December 31, 2024, December 31, 2023, and December 31, 2022.

		12 months ended December 31,
		2024		2023		Year-on-Year Variance
Foreign currency to U.S. Dollar		Closing rate	12-month Average rate	Closing rate	12-month Average rate	Closing rate	12-month Average rate
Swiss Franc	CHF:USD	1.102666	1.141739	1.188573	1.112995	-7.23%	2.58%
Euro	EUR:USD	1.035050	1.088033	1.103897	1.082004	-6.24%	0.56%
Indian Rupee	INR:USD	0.011685	0.011965	0.012020	0.012112	-2.79%	-1.21%
Japanese Yen	JPY:USD	0.006354	0.006640	0.007092	0.007135	-10.41%	-6.94%
U.K. Pound Sterling	GBP:USD	1.252086	1.284061	1.273249	1.243396	-1.66%	3.27%
Taiwanese Dollar	TWD:USD	0.030541	0.031217	0.032560	0.032121	-6.20%	-2.81%
Vietnamese Dong	VND:USD	0.000039	0.000040	0.000041	0.000042	-4.88%	-4.76%
Saudi Riyal	SAR:USD	0.266667	0.266667	0.266667	0.266667	0.00%	0.00%

		12 months ended December 31,
		2023		2022		Year-on-Year Variance
Foreign currency to U.S. Dollar		Closing rate	12-month Average rate	Closing rate	12-month Average rate	Closing rate	12-month Average rate
Swiss Franc	CHF:USD	1.188573	1.112995	1.081761	1.048220	9.87%	6.18%
Euro	EUR:USD	1.103897	1.082004	1.073231	1.054283	2.86%	2.63%
Indian Rupee	INR:USD	0.012020	0.012112	0.012088	0.012745	-0.56%	-4.97%
Japanese Yen	JPY:USD	0.007092	0.007135	0.007633	0.007663	-7.09%	-6.89%
U.K. Pound Sterling	GBP:USD	1.273249	1.243396	1.210159	1.238007	5.21%	0.44%
Taiwanese Dollar	TWD:USD	0.032560	0.032121	0.032642	0.033655	-0.25%	-4.56%
Vietnamese Dong	VND:USD	0.000041	0.000042	0.000043	0.000043	-4.65%	-2.33%
Saudi Riyal	SAR:USD	0.266667	0.266667	0.266667	0.266667	0.00%	0.00%

We do not operate in countries experiencing hyperinflation and we assess the impact of inflation as immaterial to our financial statements.

B.	Liquidity and Capital Resources

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

We had positive working capital of USD 79.2 million as at December 31, 2024. We calculate working capital as our current assets, less our current liabilities. Based on the Group’s cash projections for the next 12 months to May 31, 2026, the Group has sufficient liquidity to fund operations and financial commitments. Note 22 of our consolidated financial statements as at December 31, 2024 describes the sources of funding that the Group can turn to whenever needed.

As at December 31, 2024, we hold cash and cash equivalent and restricted cash in an amount of USD 90.6 million following the cash injection from our financial instruments, principally in our SEALSQ Corp subsidiary. We expect to use this liquidity to fund our operations, develop our sales team, and form part of the consideration for future potential merger and acquisition transactions .

Consolidated cash flows

The following table shows information about our cash flows during the financial years ended December 31, 2024, 2023 and 2022 respectively.

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD’000	2024	2023	2022

Cash Flows from operating activities:
Net cash provided by (used in) operating activities	(17,774)	(14,206)	(17,144)
Net cash provided by (used in) investing activities	179	(3,021)	(484)
Net cash provided by (used in) financing activities	92,916	11,850	4,185

Effect of exchange rate changes on cash and cash equivalents	(32)	(126)	(102)

Cash and cash equivalents
Net increase (decrease) during the period	75,289	(5,503)	(13,545)
Balance, beginning of period	15,311	20,814	34,359
Balance, end of period	90,600	15,311	20,814

Reconciliation to balance sheet
Cash and cash equivalents	90,600	15,311	20,706
Restricted cash, current	-	-	108
Cash and cash equivalents from disc. operations	-	-	-
Balance, end of period	90,600	15,311	20,814

The following tables provide the details of the cash flows separated between continuing and discontinued activities following the divestiture of arago.

Continuing operations	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD’000	2024	2023	2022
Net cash provided by (used in) operating activities	(17,774)	(14,206)	(15,411)
Net cash provided by (used in) investing activities	179	(3,021)	(484)
Net cash provided by (used in) financing activities	92,916	11,850	2,390

Discontinued operations	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD’000	2024	2023	2022
Net cash provided by (used in) operating activities	-	-	(1,733)
Net cash provided by (used in) investing activities	-	-	-
Net cash provided by (used in) financing activities	-	-	1,795

We have not experienced any legal or economic restrictions on the ability of subsidiaries to transfer funds to the Company in the form of loans.

Level of borrowing

As at December 31, 2024, we held short-term notes payable in the amount of USD 5,900,328. The section below gives the detail of the financial instruments used by the company.

Financial instruments

The following financial instruments are those that were in use and disclosed in our balance sheet and notes as at December 31, 2024.

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

As at December 31, 2024, the outstanding borrowings were USD 4,030,000 and the loan had not been repaid, meaning that the loan is past due under the terms of the credit agreement with ExWorks. The Group has been in contact with the receiver of ExWorks Capital Fund I, L.P in relation to the outstanding borrowings and continues to accrue interest on the loan at the rate of 10% p.a.

Loan Agreements with UBS SA

On March 26, 2020, two members of the Group, WISeKey International Holding Ltd and WISeKey SA, entered into the Covid loans to borrow funds under the Swiss Government supported COVID-19 Credit Facility with UBS SA. Under the terms of the Agreement, UBS has lent such Group members a total of CHF 571,500. The loans are repayable in full by March 30, 2028, as amended, being the eighth anniversary of the date of deposit of the funds by UBS. Semi-annual repayments have started since March 31, 2022, and will be spread on a linear basis over the remaining term. Full repayment of the loans is permitted at any time. The interest rate is determined by Swiss COVID-19 Law. At inception, the Covid loans carried an interest rate of 0%, which was updated to an interest rate of 1.5% per annum paid quarterly from April 1, 2023. There were no fees or costs attributed to the Covid loans and as such there is no debt discount of debt premium associated with the loan facility.

Under the terms of the loans, the relevant companies are required to use the funds solely to cover the liquidity requirements of the Group. In particular, the Group cannot use the funds for the distribution of dividends and directors’ fees as well as the repayment of capital contributions, the granting of active loans; refinancing of private or shareholder loans; the repayment of intra-group loans; or the transfer of guaranteed loans to a group company not having its registered office in Switzerland, whether directly or indirectly linked to applicant.

During the year ended December 31, 2024, the loans accrued interest in a total amount of CHF 2,476 (USD 2,730 at closing rate) and WISeKey repaid CHF 46,600 out of the loans, bringing the total repayment to date to CHF 432,800 (USD 477,234 at closing rate). Therefore, as at December 31, 2024, the outstanding balance on the loans was CHF 138,700 (USD 152,940).

Credit Agreement with L1 Capital Global Opportunities Master Fund

On June 29, 2021, WISeKey entered into an Agreement for the Subscription of up to $22M Convertible Notes (the “L1 Facility”) with L1 Capital Global Opportunities Master Fund (“L1”), pursuant to which L1 committed to grant a loan to WISeKey for up to a maximum amount of USD 22 million divided into tranches of variable sizes, during a commitment period of 24 months ending June 28, 2023. The initial tranche was agreed in the L1 Facility agreement as USD 11 million to be funded on June 29, 2021 (the “L1 Initial Tranche”). For the remaining facility, WISeKey had the right to request L1 to subscribe for four additional note tranches of USD 2,750,000 each or any other amount agreed between the parties, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into convertible notes of USD 100,000 each that bear interest of 6% per annum. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares within a period of 24 months from issuance (the “L1 Conversion Period”). Conversion takes place upon request by L1 during the L1 Conversion Period, but in any case no later than at the expiry of the L1 Conversion Period. Each calendar month, L1 can request conversion of up to 12.5% of the principal amount of all issued tranches at a conversion price of 95% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date, and, should L1 wish to convert more than 12.5% of the principal amount of all issued tranches in a calendar month, the conversion price for the additional converted amounts is set at the higher of (i) the Fixed Conversion price applicable to relevant tranche, and (ii) 95% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date (the “Original L1 Conversion Price”).

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

During the year ended December 31, 2024, L1 converted the remaining balance of USD 200,000 out of the L1 Additional Accelerated Tranches, resulting in the delivery of a total of 64,287 WIHN Class B Shares. A debt discount charge of USD 2,444 was amortized to the income statement, a debt conversion expense of USD 32,231 was recorded in the income statement, and a total credit of USD 24,947 was booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2024, all convertible notes had been converted, hence a USD nil carrying value, and the facility was fully used.

Production Capacity Investment Loan Agreement

In November 2022, SEALSQ France SAS entered into a loan agreement with a third party client to borrow funds for the purpose of increasing their production capacity.  Under the terms of the Agreement, the client has lent to SEALSQ France SAS a total of USD 2,000,000. The loan will be reimbursed by way of a volume rebate against future sales volumes from the SEALSQ France group to the client during the period from July 1, 2023, through to December 31, 2025.  The volume rebate is based upon quarterly sales volumes in excess of a base limit on a yearly projected basis. Any amount still outstanding as at December 31, 2025 falls due for repayment on this date.  The loan does not bear any interest and there were no fees or costs attributed to the loan.

An unamortized debt discount totaling USD 511,128 was calculated and booked to APIC in 2022.  The amortization of the debt started in 2023.

As of December 31, 2024, WISeKey has not repaid any amount due to a change in the product mix of the client. The Group recorded a debt discount amortization expense of USD 165,147 in the year 2024. As at December 31, 2024, the loan balance remains USD 2 million with an unamortized debt discount balance of USD 181,057, thus leaving a carrying value of USD 1,818,943.

Share Purchase Agreement with L1 Capital Global Opportunities Master Fund dated July 11, 2023

On July 11, 2023, SEALSQ Corp, a subsidiary of WISeKey, entered into a Securities Purchase Agreement (the “L1 SPA”) with L1 Capital Global Opportunities Master Fund Ltd (“L1”) pursuant to which L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes. The Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The Notes will be convertible into Ordinary Shares of SEALSQ Corp, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 30 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily volume weighted average price (“VWAP”) of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 92% of the lowest daily VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 2.50. The covenants include the requirement for the Group to maintain a minimum cash balance of USD 4 million and to ensure that indebtedness of the Group does not exceed 15% of the average market capitalization.

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

Additionally, per the terms of the L1 SPA, upon each tranche closing under the L1 SPA, the Group will grant L1 the option to acquire Ordinary Shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the Ordinary Shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. In line with ASC 470-20-25-2, for each tranche closing, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of the Ordinary Shares on the tranche closing date. The fair value of the debt is calculated using the discounted cash flow method.

The first tranche of USD 5 million was funded on July 12, 2023, by L1. the Group issued to L1 (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “First L1 Note”), convertible into SEALSQ’s Ordinary Shares, and (ii) 122,908 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the “First L1 Warrant”). the Group also created a capital reserve of 8,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the First L1 Note and the First L1 Warrant. Debt issue costs made up of legal expenses totaling USD 114,832 and a commission of USD 250,000 to the placement agent were due upon issuance of the First L1 Note, and a fee of USD 200,000 representing 4% of the principal value of the First L1 Note was paid to L1 at closing.

The First L1 Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 632,976 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 11.42. The fair value of the debt was calculated using the discounted cash flow method as USD 4,987,363. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 563,112, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 323,744 and a debit to APIC of USD 41,088. Including the fee paid to L1, a total debt discount of USD 1,086,856 was recorded against the First L1 Note’s principal amount.

During the year ended December 31, 2023, L1 converted a total of USD 4 million of the First L1 Note, resulting in the delivery of a total of 3,940,630 Ordinary Shares of SEALSQ. A debt discount charge of USD 210,290 was amortized to the income statement and unamortized debt discounts totaling USD 705,572 were booked to APIC on conversions in line with ASC 470-02-40-4.

On January 9, 2024, the Group and L1 entered into an Amendment to the Securities Purchase Agreement (the “First L1 Amendment”), to amend some of the original terms and conditions of the L1 SPA and pursuant to which L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 4 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 92% of the lowest daily volume VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 0.55. The warrants issued upon each tranche closing under the First L1 Amendment will have a fixed exercise price of USD 4 and the reset of the exercise price of the First L1 Warrant is deleted. All other significant terms of the L1 SPA remain unchanged.

The second tranche of USD 5 million was funded on January 11, 2024, by L1. the Group issued to L1 (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “Second L1 Note”), convertible into SEALSQ’s Ordinary Shares, and (ii) 1,144,339 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the “Second L1 Warrant”). The Group also created a capital reserve of 45,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the Second L1 Note and the Second L1 Warrant. Debt issue costs made up of legal expenses totaling USD 70,279 and a commission of USD 250,000 to the placement agent were due upon issuance of the Second L1 Note, and a fee of USD 200,000 representing 4% of the principal value of the Second L1 Note was paid to L1 at closing.

The Second L1 Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 709,490 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 1.60. The fair value of the debt was calculated using the discounted cash flow method as USD 4,594,061. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 668,882, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 277,433 and a debit to APIC of USD 42,846. Including the fee paid to L1, a total debt discount of USD 1,146,315 was recorded against the Second L1 Note’s principal amount.

On March 1, 2024, the Group and L1 entered into the Second Amendment to the Securities Purchase Agreement (the “Second L1 Amendment”), to amend some of the terms and conditions of the L1 SPA and pursuant to which L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 2.5% Discount Convertible Promissory Notes. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 5.5 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 93% of the lowest daily volume VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 0.55.The warrants issued upon each tranche closing under the Second L1 Amendment will have a fixed exercise price of USD 5.5. All other significant terms of the L1 SPA, as amended by the First L1 Amendment, remain unchanged.

The third tranche of USD 5 million was funded on March 1, 2024, by L1. The Group issued to L1 (i) a Senior Original Issue 2.5% Discount Convertible Promissory Note of USD 5 million (the “Third L1 Note”), convertible into SEALSQ’s Ordinary Shares, and (ii) 768,679 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the “Third L1 Warrant”). Debt issue costs made up of legal expenses totaling USD 53,184 and a commission of USD 250,000 to the placement agent were due upon issuance of the Third L1 Note, and a fee of USD 125,000 representing 2.5% of the principal value of the Third L1 Note was paid to L1 at closing.

The Third L1 Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 553,449 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 1.98. The fair value of the debt was calculated using the discounted cash flow method as USD 4,549,701. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 542,262, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 270,303 and a debit to APIC of USD 32,881. Including the fee paid to L1, a total debt discount of USD 937,565 was recorded against the First L1 Note’s principal amount.

During the year ended December 31, 2024, L1 converted all notes in full for a total conversion amount of USD 11 million, resulting in the delivery of a total of 21,494,587 Ordinary Shares of SEALSQ. A total debt discount charge of USD 432,091 was amortized to the income statement and unamortized debt discounts totaling USD 1,822,783 were booked to APIC on conversion in line with ASC 470-02-40-4.

As at December 31, 2024, there was no unconverted balance in relation to the L1 SPA, as amended.

Share Purchase Agreement with Anson Investments Master Fund dated July 11, 2023

On July 11, 2023, SEALSQ Corp entered into a Securities Purchase Agreement (the “Anson SPA”) with Anson Investments Master Fund LP (“Anson”) pursuant to which Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes. The Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) USD 30 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 92% of the lowest daily VWAP of the Ordinary Shares during the ten trading days immediately preceding the notice of partial or full conversion of the Note, with a floor price of USD 2.50. The covenants include the requirement for the Group to maintain a minimum cash balance of USD 4 million and to ensure that indebtedness of the Group does not exceed 15% of the average market capitalization.

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

Additionally, per the terms of the Anson SPA, upon each tranche closing under the Anson SPA, the Group will grant Anson the option to acquire Ordinary Shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the Ordinary Shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. In line with ASC 470-20-25-2, for each tranche closing, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of the Ordinary Shares on the tranche closing date. The fair value of the debt is calculated using the discounted cash flow method.

The first tranche of USD 5 million was funded on July 12, 2023, by Anson. The Group issued to Anson (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “First Anson Note”), convertible into SEALSQ’s Ordinary Shares, and (ii) 122,908 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the “First Anson Warrant”). The Group also created a capital reserve of 8,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the First Anson Note and the First Anson Warrant. Debt issue costs made up of legal expenses totaling USD 64,832 and a commission of USD 250,000 to the placement agent were due upon issuance of the First Anson Note, and a fee of USD 200,000 representing 4% of the principal value of the First Anson Note was paid to Anson at closing.

The First Anson Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 632,976 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 11.42. The fair value of the debt was calculated using the discounted cash flow method as USD 4,987,363. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 563,112, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 279,375 and a debit to APIC of USD 35,457. Including the fee paid to Anson, a total debt discount of USD 1,042,487 was recorded against the First Anson Note’s principal amount.

During the year ended December 31, 2023, Anson converted a total of USD 4,175,000 of the First Anson Note, resulting in the delivery of a total of 3,996,493 Ordinary Shares of SEALSQ. A debt discount charge of USD 198,984 was amortized to the income statement and unamortized debt discounts totaling USD 708,062 were booked to APIC on conversions in line with ASC 470-02-40-4.

Additionally, on July 10, 2023, the Group issued 8,184 new Ordinary Shares to Anson as a result of a share ledger correction, thus a total delivery for the year of 4,004,677 Ordinary Shares.

On January 9, 2024, the Group and Anson entered into an Amendment to the Securities Purchase Agreement (the “First Anson Amendment”), to amend some of the original terms and conditions of the Anson SPA and pursuant to which Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 4 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 92% of the lowest daily volume VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 0.55. The warrants issued upon each tranche closing under the First Anson Amendment will have a fixed exercise price of USD 4 and the reset of the exercise price of the First Anson Warrant is deleted. All other significant terms of the Anson SPA remain unchanged.

The second tranche of USD 5 million was funded on January 10, 2024, by Anson. The Group issued to Anson (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “Second Anson Note”), convertible into SEALSQ’s Ordinary Shares, and (ii) 1,144,339 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the “Second Anson Warrant”). The Group also created a capital reserve of 45,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the Second Anson Note and the Second Anson Warrant. Debt issue costs made up of legal expenses totaling USD 55,279 and a commission of USD 250,000 to the placement agent were due upon issuance of the Second Anson Note, and a fee of USD 200,000 representing 4% of the principal value of the Second Anson Note was paid to Anson at closing.

The Second Anson Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 709,490 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 1.60. The fair value of the debt was calculated using the discounted cash flow method as USD 4,594,171. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 668,868, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 264,441 and a debit to APIC of USD 40,838. Including the fee paid to Anson, a total debt discount of USD 1,133,309 was recorded against the Second Anson Note’s principal amount.

On March 1, 2024, the Group and Anson signed a second Amendment to Securities Purchase Agreement (the “Second Anson Amendment”), to amend some of the terms and conditions of the Anson SPA and pursuant to which Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 2.5% Discount Convertible Promissory Notes. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 5.5 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 93% of the lowest daily volume VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 0.55.The warrants issued upon each tranche closing under the Second Anson Amendment will have a fixed exercise price of USD 5.5. All other significant terms of the Anson SPA, as amended by the First Anson Amendment, remain unchanged.

The third tranche of USD 5 million was funded on March 1, 2024, by Anson. The Group issued to Anson (i) a Senior Original Issue 2.5% Discount Convertible Promissory Note of USD 5 million (the “Third Anson Note”), convertible into SEALSQ’s Ordinary Shares, and (ii) 768,679 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the “Third Anson Warrant”). Debt issue costs made up of legal expenses totaling USD 38,184 and a commission of USD 250,000 to the placement agent were due upon issuance of the Third Anson Note, and a fee of USD 125,000 representing 2.5% of the principal value of the Third Anson Note was paid to Anson at closing.

The Third Anson Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 553,449 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 1.98. The fair value of the debt was calculated using the discounted cash flow method as USD 4,549,701. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 542,262, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 256,930 and a debit to APIC of USD 31,254. Including the fee paid to Anson, a total debt discount of USD 924,192 was recorded against the Third Anson Note’s principal amount.

During the year ended December 31, 2024, Anson converted all notes in full for a total conversion amount of USD 10,825,000, resulting in the delivery of a total of 19,260,369 Ordinary Shares of SEALSQ. A total debt discount charge of USD 376,774 was amortized to the income statement and unamortized debt discounts totaling USD 1,816,168 were booked to APIC on conversion in line with ASC 470-02-40-4.

As at December 31, 2024, there was no unconverted balance in relation to the Anson SPA, as amended.

Subscription Agreement with L1 Capital Global Opportunities Master Fund

On October 23, 2024, the WISeKey International Holding Ltd entered into a Subscription Agreement for the Subscription of up to $15M Convertible Notes (the “2024 L1 Facility”) with L1, pursuant to which L1 committed to grant a loan to WISeKey for up to a maximum amount of USD 15 million divided into tranches of variable sizes, during a commitment period of 24 months ending October 22, 2026. The 2024 L1 Facility plans for an initial tranche USD 1.25 million (the “2024 L1 Initial Tranche”) and subsequent tranches in an aggregate principal amount or aggregate principal amounts to be agreed upon between WISeKey and L1, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into unsecured convertible notes of USD 100,000 each that bear no interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares upon request by L1 within a period of 12 months from issuance and, in any case, no earlier than 40 days after the tranche closing and no later than at the expiry of the 12 months. For each tranche, the conversion price is determined as the lower of (i) a Fixed Conversion Price set at a premium of 100% to the daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange on the trading day prior to the date of completion of each tranche, and (ii) 94% of the lowest daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date.

Due to L1’s option to convert the loan in part or in full at any time before maturity, the 2024 L1 Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that L1 will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the 2024 L1 Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Debt issue costs made up of legal expenses of USD 11,319, a commission of USD 67,500 to the placement agent and an aggregated fee of USD 137,500 to L1 were due upon issuance of the 2024 L1 Initial Tranche on October 25, 2024 and recorded as a debt discount against the 2024 L1 Initial Tranche principal amount. Upon subscription of each subsequent tranche under the 2024 L1 Facility, debt issue costs to L1 representing an aggregate of 11% of the principal value of the subscribed funds will be recorded as a debt discount against each tranche.

During the year ended December 31, 2024, WISeKey made one subscription under the 2024 L1 Facility in an amount of USD 1.25 million, the 2024 L1 Initial Tranche. For each subscription, the fair value of the debt is calculated using the discounted cash flow method creating a debt discount or a debt premium on the debt host with the credit or debit entry booked to APIC. The fair value of the debt for the 2024 L1 Initial Tranche was USD 1,328,458, giving rise to a debt premium of USD 78,458.

In the year ended December 31, 2024, L1 converted a total of USD 1,24 million out of the 2024 L1 Initial Tranche, resulting in the delivery of a total of 344,598 WIHN Class B Shares. A debt discount charge of USD 17,746 was amortized to the income statement and a total debit of USD 119,212 was booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2024, convertible notes in an aggregate amount of USD 10,000 remained unconverted and the unamortized debt discount balance was USD 903, hence a carrying value of USD 9,097. The outstanding 2024 L1 Facility available was USD 13.75 million.

Subscription Agreement with Anson Investments Master Fund LP

On October 23, 2024, the WISeKey International Holding Ltd entered into a Subscription Agreement for the Subscription of up to $15M Convertible Notes (the “2024 Anson Facility”) with Anson, pursuant to which Anson committed to grant a loan to WISeKey for up to a maximum amount of USD 15 million divided into tranches of variable sizes, during a commitment period of 24 months ending October 22, 2026. The 2024 Anson Facility plans for an initial tranche USD 1.25 million (the “2024 Anson Initial Tranche”) and subsequent tranches in an aggregate principal amount or aggregate principal amounts to be agreed upon between WISeKey and Anson, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into unsecured convertible notes of USD 100,000 each that bear no interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares upon request by Anson within a period of 12 months from issuance and, in any case, no earlier than 40 days after the tranche closing and no later than at the expiry of the 12 months. For each tranche, the conversion price is determined as the lower of (i) a Fixed Conversion Price set at a premium of 100% to the daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange on the trading day prior to the date of completion of each tranche, and (ii) 94% of the lowest daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date.

Due to Anson’s option to convert the loan in part or in full at any time before maturity, the 2024 Anson Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that Anson will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the 2024 Anson Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Debt issue costs made up of legal expenses of USD 11,319, a commission of USD 67,500 to the placement agent and an aggregated fee of USD 137,500 to Anson were due upon issuance of the 2024 Anson Initial Tranche on October 23, 2024 and recorded as a debt discount against the 2024 Anson Initial Tranche principal amount. Upon subscription of each subsequent tranche under the 2024 Anson Facility, debt issue costs to Anson representing an aggregate of 11% of the principal value of the subscribed funds will be recorded as a debt discount against each tranche.

During the year ended December 31, 2024, WISeKey made one subscription under the 2024 Anson Facility in an amount of USD 1.25 million, the 2024 Anson Initial Tranche. For each subscription, the fair value of the debt is calculated using the discounted cash flow method creating a debt discount or a debt premium on the debt host with the credit or debit entry booked to APIC. The fair value of the debt for the 2024 Anson Initial Tranche was USD 1,328,458, giving rise to a debt premium of USD 78,458.

In the year ended December 31, 2024, Anson converted the 2024 Anson Initial Tranche in full, resulting in the delivery of a total of 346,820 WIHN Class B Shares. A debt discount charge of USD 18,774 was amortized to the income statement and a total debit of USD 119,087 was booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2024, there were no unconverted notes, hence a carrying value of USD nil. The outstanding 2024 Anson Facility available was USD 13.75 million.

Material cash requirements from known contractual and other obligations

The following table sets forth our known contractual and other cash payment obligations as at December 31, 2024 in USD’000s:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating and short-term lease obligations	1,460	616	844	-	-
Debt and convertible note obligations	7,409	7,311	98	-	-
Total contractual obligations	8,869	7,927	942	-	-

C.	Research and Development, Patents and Licenses, Etc.

WISeKey’s research and development spending totaled USD 7.0 million in the year ended December 31, 2024, USD 4.4 million in the year ended December 31, 2023, and USD 3.9 million in the year ended December 31, 2022. As mentioned in Item 3.D. Risk Factors, we need to keep pace with changing technologies in order to maintain and grow our revenue.

In 2024, WISeKey, through SEALSQ, continued its effort to move forward the QUASAR project aiming at the development of a new generation of RISC-V Quantum Resistant Secure Platform. In line with the project roadmap, SEALSQ has finalized the developments, produced and received the engineering samples in Q3, and is currently going through the testing and certification phase. This new generation chip based on the RISC-V open-source core technology, is meant to align not only with today’s highest security standards like Common Criteria EAL5+ and NIST-FIPS, but also to be capable to run quantum resistant cryptographic algorithms to support next generation hybrid schemes. These include robust techniques like lattice-based and code-based cryptography, which are designed to withstand quantum computing threats.

The first commercial version of the new SEALSQ platform will be available in Q4 2025 and will align with key security benchmarks, including the widely recognized TPM 2.0 standard set by the Trusted Computing Group (TCG). SEALSQ plans to use this platform to serve various segments of the secure chips market including TPMs, and Secure Microcontrollers dedicated to IoT, Automotive, Healthcare and Smart Energy applications.

RISC-V technology is revolutionizing the microchip industry, challenging established giants and paving the way for transformative changes. By the end of 2022, the industry had already embraced over 10 billion RISC-V cores, with thousands of engineers globally contributing to RISC-V projects. According to research by Semico, this market is expected to grow at a CAGR of 70% through 2027, incorporating RISC-V elements.

The global trusted platform module (TPM) market size is slated to expand at ~ 11.5% CAGR between 2026 and 203317. The market is poised to garner a revenue of $6 billion by the end of 203518, up from a revenue of ~$2 billion in the year 2022  , due to the growing affordability of connected devices such as laptops, smartphones, and tablets, as well as the convenience they offer with regards to communication, entertainment, and work.

In our Semiconductors segment alone, we currently own 88 individual patents which preserve our technology. Our spending in research and development includes the development of future technologies that we will register legally in the future to develop our patent portfolio and ensure that competitors cannot replicate our technology easily.

WISeKey’s broader R&D efforts in 2024 supported innovations beyond semiconductors, enhancing its cybersecurity, blockchain, and satellite capabilities. WISeSat, targeting satellite-based IoT connectivity, developed secure nanosatellite payloads with our chips, embedding quantum-resistant technology to protect data transmission for applications like logistics and environmental monitoring. SEALCOIN advanced its secure blockchain infrastructure for DeFi and IoT transactions, incorporating our hardware security modules (HSMs) and exploring hybrid quantum-resistant algorithms to future-proof its ecosystem. And, finally, WISe.ART, the digital platform for authenticated art and luxury NFTs, focused on strengthening blockchain security by integrating quantum-resistant cryptography into its authentication protocols. This ensures long-term trust in digital asset transactions as cyber threats evolve.

_______________________________

17 “Trusted Platform Module (TPM) Market Insights”, Verified Market Reports, February 2025.

18 “Trusted Platform Module (TPM) Market”, Research Nester, August 2023.

D.	Trend Information

Our growth strategy and industry trends are detailed in Item 4.B. Business Overview. The uncertainties and material commitments such as financial instruments that are likely to have a material effect on the companies’ financial condition are described in Item 3.D. Risk Factors and Item 5.B. Liquidity and Capital Resources. Below are key trends influencing WISeKey and its subsidiaries—SEALSQ, WISeSat.Space, SEALCOIN and WISe.ART.

WISeKey’s ecosystem aligns with multiple high-growth trends. WISeSat leverages the nanosatellite market’s growth, fueled by IoT connectivity demands in sectors like agriculture and logistics, with 2024 advancements in secure satellite payloads enhancing its competitive edge. SEALCOIN taps into the DeFi and IoT transaction surge, integrating SEALSQ’s hardware security to meet the need for trusted, scalable cryptocurrencies—especially as quantum threats challenge traditional cryptography. The blockchain and NFT market drives WISe.ART, where demand for secure digital provenance and anti-counterfeiting solutions is rising. In 2024, WISe.ART bolstered its platform with quantum-resistant upgrades, capitalizing on the expanding digital art and collectibles sector.

In relation our Semiconductors Vertical, the processor industry sees rapid growth and adoption of RISC-V based processors. SEALSQ has developed its own RISC-V based secure core which will be used as the foundation of our next hardware generation platform.

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

In July 2023, the FCC announced the “U.S. Cyber Trust Mark” initiative, a voluntary labeling program to increase product security awareness of consumer Internet of Things (IoT) based on NIST IR 8425. A little earlier, the European Commission leveraged on ETSI EN 303 645 to propose the EU Cyber Resilience Act with similar objectives.

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

In 2024, SEALSQ reinforced its positioning as a unique security compliance provider for IoT device makers, delivering fully integrated security solutions from accredited root-of-trust to secure chip: costs and simplicity are optimized with no intermediates in the value chain, and the product gets to market earlier thanks to shorter development and certification processes  .

In relation to our Satellite vertical, the industry anticipates a sharp rise in the use of satellite communications “as several major planned proliferated Low-Earth Orbit (LEO) constellations introduce service and drive adoption”19, including for military purposes where “a shift in national security mission areas to incorporate a disaggregated proliferated-LEO concept, supported by several billions of dollars in funding for R&D, prototyping, and launching the systems in its architecture”20 is expected. This aligns with the positioning of WISeSat.Space.

These trends collectively underscore WISeKey’s strategic focus on integrated security solutions. From SEALSQ’s IoT   hardware to WISeSat’s satellite connectivity, SEALCOIN’s cryptocurrency framework, and WISe.ART’s digital assets, our subsidiaries address interconnected market demands, positioning WISeKey as a leader in cybersecurity, blockchain, and IoT innovation.

______________________________

19 Machi, Vivienne (November 28, 2023). “10 Tech Trends That Will Impact the Satellite Industry in 2024”.

20 Machi, Vivienne (November 28, 2023). “10 Tech Trends That Will Impact the Satellite Industry in 2024”.

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

We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Although these estimates are based on management’s best knowledge of current events and actions that may impact us in the future, actual results could differ from those estimates. Management has discussed the development, selection and disclosure of these critical accounting estimates with the Audit Committee of the Board of Directors.

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

The following table sets forth the name, date of birth and functions of our non-executive and executive directors, and our senior management as at the date of this annual report. Unless otherwise indicated, the current business address for our executive officers and directors is General-Guisan-Strasse 6, 6300 Zug, Switzerland. Our non-executive and executive directors are elected annually and individually as a matter of law by the shareholders at each Annual General Meeting of the shareholders for a term extending up until the following Annual General Meeting of the shareholders. The last Annual General Meeting of the shareholders was on June 27, 2024.

Name	Date of birth	Functions in WISeKey	Date first appointed
Non-Executive Directors
María Pía Aqueveque Jabbaz	September 13, 1977	Board Member	June 24, 2022
Philippe Doubre	March 24, 1935	Board Member, Member of the Nomination and Compensation Committee	June 27, 2024
David Fergusson	August 15, 1960	Board Member, Chairman of the Nomination and Compensation Committee, Member of the Audit Committee	May 31, 2017
Jean-Philippe Ladisa	August 1, 1963	Board Member, Chairman of the Audit Committee	May 15, 2020
Philippe Monnier	June 8, 1961	Board Member	June 27, 2024
Peter Ward	January 5, 1952	Board Member, Member of the Strategy Committee	March 21, 2016 (2012*)
Executive Directors
Carlos Moreira	September 1, 1958	Chairman of the Board of Directors, Member of the Strategy Committee, Founder and Chief Executive Officer	March 21, 2016 (1999*)
John O’Hara	April 15, 1977	Board Member, Chief Financial Officer	June 27, 2024
Senior Management
Pedro Fuentes Perez	November 12, 1969	Chief Security Officer	August 1, 2016
Jonathan Llamas	April 23, 1981	Vice-President DeFi	March 6, 2024
Carlos Moreno	March 9, 1964	Vice President of Strategic Partnerships	July 15, 2006*
Nathalie Verjus	February 19, 1975	Company Secretary and Financial Planning & Reporting Manager	November 1, 2016
Bernard Vian	March 22, 1967	General Manager of SEALSQ France	September 21, 2016**

* Includes board membership and employment at the Company’s predecessor holding company of the WISeKey Group, WISeKey SA.

** Joined the WISeKey Group on the acquisition of SEALSQ France SAS on September 21, 2016.

Biographies

Directors

Carlos Moreira, Founder, Chairman of the Board of Directors and CEO of WISeKey, Chairman of the Board of Directors and CEO of SEALSQ, UN Expert on CyberSecurity and Trust Models for the International Labor Organization (ILO), the United Nations (UN), United Nations Conference on Trade and Development (UNCTAD), the World Trade Organization (WTO) and International Trade Centre (ITC), the World Bank, the United Nations Development Program (UNDP) and the Economic and Social Commission for Asia and the Pacific (ESCAP) from 1983 to 1998. A recognized early-stage pioneer in the field of digital identity, Mr. Moreira was also Adjunct Professor of the Graduate School of Engineering Royal Melbourne Institute of Technology (RMIT) from 1995 to 1999 and Head of the Trade Efficiency Lab at the Graduate School of Engineering at RMIT. In 1999, Carlos Moreira founded the Geneva-based online data security firm WISeKey SA. Carlos Moreira is a member of the UN Global Compact, member of the World Economic Forum’s Global Agenda Council, founding member of the World Economic Forum for Global Growth Companies, World Economic Forum (“WEF”) New Champion 2007 to 2016, Vice Chair of the World Economic Forum Global Agenda Council on Illicit Trade 2012/15, member of the Selection Commit-tee for the WEF Growth Companies, founder and board member of Geneva Security Forum SA, member of the New York Forum, founding member of the “Comité de Pilotage Project E-Voting” of the Geneva Government, member of The Blockchain Research Institute, founder of the Blockchain Center of Excellence in 2019, member of Blockchain Advisory Board of the Government of Mexico, and founding member of TrustValley. Mr. Moreira was also a member of the WEF Global Agenda Council on the Future of IT Software & Services in 2014-2016. Mr. Moreira is also a member of the foundation board of the OISTE Foundation. An entrepreneur and investor in Deeptech, AI, Blockchain, IoT and Cybersecurity, Mr. Moreira was selected as one of the WEF’s Trailblazers, Shapers and Innovators. Carlos Moreira was selected by Bilanz among the 100 most important 2016 digital heads in Switzerland, nominated by Bilan.CH among the 300 most influential persons in Switzerland in 2011 and 2013, in the top 100 of Who’s Who of the Net Economy, Man of the Year AGEFI 2007, and an award Holder CGI. Mr. Moreira is a Keynote speaker at the UN, WEF, CGI, ITU, Bloomberg, Munich Security Conference, World Policy Conference, Zermatt Summit, Microsoft, IMD, INSEAD, MIT Sloan, HEC, UBS, and CEO Summit. Mr. Moreira is also the co-author of the bestselling book and forthcoming CNBC TV series - “The transHuman Code”. An expert in M&A, Fundraising, IPOs, SIX and NASDAQ listings, he won the M&A Award 2017 Best EU acquisition, and the 2018 Blockchain Davos Award of Excellence by the Global Blockchain Business Council.

María Pía Aqueveque Jabbaz is the Executive Managing Director of Maqueveq & Co, an advisory firm dedicated to innovation strategy for digital asset projects, since 2018. She has recently been featured as one of the global TOP 100 Women in the Future in Metaverse & Web3 and Bloomberg Línea named her as one of the Crypto Leaders in Latin America in 2021. Ms. Aqueveque Jabbaz served as board member for the pension fund administrator company AFP Uno (Chile) between November 2018 and February 2021 and as board member of Olidata, a listed IoT company in Italy, between May 2019 and May 2021. She has been an advisor to public and private financial organizations on public policy and the regulation and implementation of digital assets and deep technologies. She has served as a consultant for private banks, multilateral investment banking and governments, including the World Bank, the Presidency of the Republic and the Ministry of Finance of Chile, the Inter-American Development Bank, the Central American Bank for Economic Integration, and many others. She holds an undergraduate degree in Economic and Administrative Sciences from the Pontifical Catholic University of Chile, a Magister in Public Policy from the University of Chile, a Master in FinTech and Financial Innovation from Three Points & Polytechnic University of Catalonia, Spain, and a Diploma in Investments and Financial Markets from the University of Chile. Throughout her career, she has collaborated with research departments of financial and academic organizations such as the Association of Mutual Fund Administrators and INTELIS, Center of the Economics Department of Universidad Chile dedicated to Innovation and Entrepreneurship. María Pía Aqueveque Jabbaz is a recognized international public speaker and contributing author of the book “21st CENTURY FORESIGHT, understanding mega trends and the new globalization to build futures from Strategic Foresight” (“Prospectiva del siglo XXI: Entender las mega-tendencias y la nueva globalización, para construir futuros desde la Prospectiva Estratégica”) published in 2022. Since 2023, she has served as professor of the MBA course “The web 3.0 and metaverse: disruption and prospective in business strategy” of the Pontifical Catholic University of Chile. In 2010 she taught “Industrial Organization” at the Business School of the Adolfo Ibáñez University in Chile. She has also been invited as guest lecturer on Blockchain and Crypto-assets by the University of Bocconi in Italy, the University of San Andrés in Argentina, the EGADE-Monterrey Institute of Technology in México, and the Pontifical Catholic University of Chile among many others. Ms. Aqueveque Jabbaz is a frequent contributor to major media organizations, and she has led the Chilean chapter of the 30% Club since 2019.

David Fergusson has served as a member of our Board since 2017. He is also a member of the Board of Directors for SEALSQ Corp. Since 2018, he is the Executive Managing Director - M&A for Generational Group, the leading lower middle-market M&A investment banking advisory firm in North America. Based in New York, he also heads the company’s Technology Practice and Cross Border M&A Practice. He has over 35 years of experience in the creation of businesses, the acceleration of corporate growth, and global mergers and acquisitions. Prior to joining Generational Equity, he was most recently the President and CEO of The M&A Advisor, where he led the global think tank for the firm’s constituency of over 350,000 finance industry professionals, from their offices in New York and London. As a partner in cross-border investment firm Paradigm Capital, Mr. Fergusson conducted over 25 acquisitions as an investor. As an M&A advisor, he has managed over 350 transactions. He is a member of the Association of Corporate Growth (ACG) and an advocate for the advancement of the finance industry for which he led the formation of the Emerging Leaders program which is celebrating its 12TH anniversary in 2025. A pioneer in cross border mergers and acquisitions, between the United States and China, he was recognized with the 2017 M&A Leadership Award and the 2019 Lifetime Achievement Award from the China Mergers & Acquisitions Association, and is Co-Chairman of the Global Mergers, Acquisitions & Investment Council. In addition, Mr. Fergusson is the recipient of the Investment Banker of The Year for 2023, awarded by the Global M&A Network and winner of multiple US and Global M&A Transaction of the Year Awards. Mr. Fergusson is a respected speaker on the subjects of financial services, corporate transformation, and technological innovation at leading prominent educational institutions and leadership assemblies including the Vatican, World Economic Forum at Davos, World Bank and the International Monetary Fund; and a contributor to major media organizations including CBS, BBC, NPR, ABC, CNBC, Bloomberg, and Thomson Reuters. Mr. Fergusson is co-author of the bestselling technology book “TheTransHuman Code” and the forthcoming multi-media platform “Humanity at The Crossroads – AI, Quantum Computing and The TransHuman Code”. He is also the editor of 5 annual editions of the mergers and acquisitions handbook - “The Best Practices of The Best Dealmakers” series with a readership of more than 500,000 in over 60 countries. Recipient of the 2015 Albert Schweitzer Leadership Award for his work in global youth leadership development, Mr. Fergusson is the former President of Hugh O’Brien Youth Leadership (HOBY), the world’s largest social leadership foundation for high school students. Mr. Fergusson is Canadian and a graduate of Kings Edgehill School and The University of Guelph.

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

Philippe Doubre is a co-founder of our company and has served as a member of our board since June 2024 and between 1999 and 2022. Mr. Doubre is also the co-founder and chairman and president of the Conseil de Fondation of the Organisation Internationale pour la Sécurité des Transactions Electroniques (OISTE), a not-for-profit organization founded in 1998 that promotes digital security and certification of persons and objects. Mr. Doubre serves as vice president and treasurer of the World Trade Point Federation (WTPF), an international non-governmental organization founded in 2000 in partnership with the United Nations Conference on Trade and Development (UNCTAD), which assists small and medium enterprises (SMEs) in over 70 countries worldwide to trade internationally through the use of electronic commerce technologies. Additionally, Mr. Doubre serves as president of the China Hub in Geneva, Switzerland, and a permanent representative of the WTCA organization to the U.N. in Geneva, Switzerland. From 1979 to 2015, Mr. Doubre served as secretary general and then president of the World Trade Centre Geneva, Switzerland, a member of the World Trade Center Association (WTCA). Mr. Doubre served as the co-chairman of the WTCA Committee on Information and Communication, and as a member of the WTCA New York board of directors since 1999. Prior to his role with the WTCA, Mr. Doubre held several senior positions in the banking and finance industry, including vice president and general cashier of American Express Paris, and general manager of the Overseas Development Bank between 1967 and 1970. Mr. Doubre graduated in mathematics from the Collège Saint Barbe in Paris, France.

Philippe D. Monnier is of Swiss and Mexican nationality. He grew up in Japan, Mexico, and Switzerland and has lived in about 10 countries. His studies include civil engineering (ITESM/Mexico), MBA (Wharton/USA), Board Membership (Harvard/USA), Digital Transformation (MIT/USA) and Circular Economy and Sustainability Strategies (Cambridge, UK). His language skills include six European languages and Japanese. He is also frequently featured in the Swiss and international press. Philippe is an active board member of WISeKey International Holding AG (since 2024), Standa Swiss AG (since 2023) and the Swiss American Chamber of Commerce. He also regularly interviews business and political leaders for various media (since 2024). As President of the Swiss International Society (since 2025) and the Wharton Alumni Club of Switzerland (since 2021), Philippe spearheads the organization of high-level events gathering top politicians, Chairpersons/CEO of leading companies, and Olympic medalists. Main previous positions include: Board Director & Shareholder of WayRay AG (2015-2023); Executive Director (CEO) at “Greater Geneva Bern area” (economic promotion agency of Western Switzerland) (2010-2015); Senior Vice President (in charge of corporate development) at Schindler Management Ltd (Lucerne, Switzerland and other countries) (2003-2010); Co-founder and leader of three e-business start-ups (Switzerland and Japan) (1996-2009); Managing Director at Schindler Lifts (Singapore) Pte Ltd (1995-1996); Management Consultant at McKinsey & Co. (Zurich, Switzerland) (1990-1990).

John O’Hara has served as our Chief Financial Officer and a director since July 2024. He is also the Chief Financial Officer and a member of the Board of Directors for SEALSQ Corp. Mr. O’Hara joined our Company in 2018 as International Financial Controller. A qualified chartered accountant, Mr. O’Hara has many years of experience in Controllership, Financial Planning and Analysis and Finance Transformation. Prior to joining WISeKey in 2018, Mr. O’Hara worked for Jesuit Worldwide Learning, where he served as the Global Financial Controller. Prior to joining Jesuit Worldwide Learning, Mr. O’Hara spent three years with Deloitte LLP as the Finance Director for their Tax service line. Prior to joining Deloitte, Mr. O’Hara served as the Financial Controller for Marsh and McLennan Companies for seven years. Prior to joining Marsh and McLennan Companies, Mr. O’Hara served as the Group Accountant for Chelsea FC plc for three years. Prior to joining Chelsea FC plc, Mr. O’Hara worked for Grant Thornton LLP in the audit department for six years. In addition to his chartered accountant qualification (FCA) with the Institute of Chartered Accountants in England and Wales (ICAEW), U.K., Mr. O’Hara holds a BA (Hons) in Economics from Durham University, U.K.

Peter Ward has served as a director since 2012 and was the Company’s Chief Financial Officer between 2012 and June 2024.  He is also a member of the Board of Directors for SEALSQ Corp. Mr. Ward began his tenure with our Company in 2008 as Finance Director.  From 2005 to 2008, Mr. Ward served as a director and International Finance Director at Isotis International Inc., a manufacturer and distributor of bone and skin transplants.  From 1996 to 2004, Mr. Ward served as a director and International Finance Director, then Director Administration and Taxes of Iomega International, a manufacturer and distributor of external computer drives and disks.  From 1986 to 1996, Mr. Ward served as Finance Director for Germany, Austria & Switzerland Finance for GE Information Services (GEISCO), based in Cologne, Germany, then Commercial Finance Manager for GE Plastics BV, based in Bergen op Zoom, The Netherlands and Finance Director for Germany, Austria & Switzerland for GE Medical Services AG, based in Frankfurt am Main, Germany at General Electric.  From 1973 to 1985, Mr. Ward served as Cost Analyst at Standard Telephones & Cables Ltd, a manufacturer and installer of submarine telephone cables, based in Southampton, United Kingdom, then Finance Accountant for Payot Cosmetics Ltd and Mavala Cosmetics Ltd, manufacturers of cosmetics and nail products respectively, based in Ashford, Kent, United Kingdom, then Financial Controller for Rimmel Cosmetics Germany and ITT Photoproducts, Germany, distributors of cosmetics and photographic equipment respectively, based in Frankfurt am Main, Germany, then Financial Analyst for the Automotive and Sanitary Products Division, based in ITTE HQ in Brussels, Belgium, then Manager Financial Controls for the Telecommunications Division based in ITTE HQ Brussels, Belgium, at ITTE. He holds a B.A. with honors in Business Administration from Wolverhampton University, in Wolverhampton, U.K. and is a qualified Chartered Management Accountant.

Senior Management

Pedro Fuentes Perez   serves as our Chief Security Officer. Mr. Fuentes is responsible for the PKI platforms and compliance, ensuring the worldwide accreditation of WISeKey’s certification services, our product strategy, leading projects and customer support worldwide. He is a senior specialist in information security and PKI in particular with more than 20 years of active work in these areas as a certified professional (CISM, ISO27000, MSCP and others). Mr. Fuentes joined WISeKey in 2009 to reinforce the eSecurity Business Unit. Prior to joining WISeKey, he worked at Siemens as responsible for the cybersecurity product line for southern Europe, managing key projects for national identity and leveraging eGovernance services through the integration of eSecurity techniques in business processes. Mr. Fuentes is a member of the Policy Approval Authority Board of the Organisation Internationale pour la Sécurité des Transactions Electroniques (OISTE). He obtained a high degree in Computer Science from the Polytechnic University of Valencia, Spain.

Jonathan Llamas serves as our Vice President DeFi. Mr. Llamas, a serial blockchain entrepreneur and topic expert lecturer at top European Universities, brings nearly two decades of strategic and entrepreneurial experience to WISeKey. He began his career in Investment Banking before shifting into the FinTech space 10 years ago. He has since built multiple platform businesses and led digital strategies for a Swiss Financial Institution. His extensive experience within highly regulated environments brings the level of professionalism and scalability WISeKey is committed to provide to the Web 3.0 industry. Prior to joining WISeKey, Mr. Llamas created a leading blockchain venture studio in Switzerland, which delivered landmark Swiss blockchain projects to Fortune 500 companies and Top European Academics. Mr. Llamas was also the CEO of the VETRI Foundation, a tech company which developed a personal data management platform running on Ethereum and Polygon, and enabled half a million users worldwide to control and monetize their private data. Mr. Llamas holds a master’s degree in finance from the Universidad Complutense of Madrid, Spain, studied Business Administration at the Business School of Stockholm University, Sweden, and received his undergraduate degree from Université Paris 1 La Sorbonne, France.

Carlos Moreno is our Vice President of Strategic Partnerships. Mr. Moreno Dynamic corporate intrapreneur with over 30 years of extensive experience in management and executive roles, driving strategic projects for both national and multinational companies across the financial and industrial sectors. Proven track record in leading business development efforts, enhancing sales and marketing initiatives, and managing high-performance teams. Expertise in identifying growth opportunities, developing sales strategies, and executing account plans that drive revenue and market share. Proficient in crafting marketing campaigns and overseeing product lifecycles to align offerings with market demands and customer needs. Strong analytical skills in assessing market trends, conducting competitive analysis, and formulating strategic initiatives that capitalize on market opportunities. Adept at building optimal solutions and architectures tailored to client requirements, ensuring alignment with financial objectives. Experienced in negotiating high-stakes contracts at the CXO level, fostering strong relationships and driving favorable outcomes.

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

Bernard Vian serves as General Manager of SEALSQ France. Prior to our acquisition of SEALSQ France SAS, Mr. Vian served as the Executive Vice President of the Secure Transaction Business Division, Vice President of Business Development and Executive Vice President for Secure Payments at INSIDE Secure SA. He came to INSIDE Secure from Gemplus (now renamed GEMALTO) where he served in several positions in Sales Support and Marketing, in Europe and lately in California where he opened the Gemplus North America headquarter and served as Technical Support Director for 5 years. Mr. Vian joined INSIDE Secure’s team in 2002 as Business Development Vice President. He is a graduate of the University of Aix-Marseille, France, with an engineering degree in Electronic Systems.

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

Compensation of Directors and Executive Officers

We are subject to the Ordinance against Excessive Compensation with respect to Listed Companies issued by the Swiss Federal Council (the “Compensation Ordinance”) and the Directive on Information Relating to the Corporate Governance issued by the SIX (the “Corporate Governance Directive”). The Compensation Ordinance requires a “say on pay” approval mechanism for the compensation of the board of directors and the executive management pursuant to which the shareholders must vote on the compensation of the board of directors and the executive management on an annual basis. Accordingly, our Articles provide that the general meeting of shareholders must, each year, vote separately on the proposals by the board of directors regarding the maximum aggregate amounts of:

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

In the year ended December 31, 2024, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities was CHF 6,118,000 (USD 6,985,000 at annual average rate). However, we note that the compensation of the Board of Directors did not include option agreements sent to our directors but not fully executed by them as detailed below. In the year ended December 31, 2024, the compensation of Carlos Moreira, as the company’s highest paid executive, was CHF 3,396,000 (USD 3,877,000 at annual average rate).

The tables below show the amount of compensation paid and benefits in kind granted to our non-executive and executive directors for the year ended December 31, 2024, as disclosed in our 2024 annual report. Options granted to our non-executive and executive directors in the year ended December 31, 2024 and not yet exercised as at December 31, 2024 are listed in Item 6.E. Share Ownership.

Compensation of the Board of Directors of WISeKey International Holding AG for the 12 months ending December 31, 2024		Board Fee[2] settled in
CHF’000 [1]	Function	Cash	Equity	Additional Fees[3]	Other Stock Based Compensation[4]	Total Compensation
María Pía Aqueveque Jabbaz	Board Member	69	-	-	-	69
Cristina Dolan	Former Board Member, Former NCC[5] Member, Former Audit Committee Member	23	57	-	7	87
Philippe Doubre	Board Member, NCC Member	44	27	-	-	71
David Fergusson	Board Member, NCC Chairman, Audit Committee Member	96	121	-	17	234
Jean-Philippe Ladisa	Board Member, Audit Committee Chairman	69	88	-	-	157
Philippe Monnier	Board Member	46	26	-	-	72
Eric Pellaton	Former Board Member, Former NCC Member	22	59	-	8	89
Peter Ward	Board Member	40	17	-	5	62
Total Board Members		409	395	-	37	841

1	Board members are remunerated in Swiss Francs (CHF).
2

Board fees are paid in a mix of cash and options.

The cash fee approved by the Board as remuneration to Board Members is disclosed in application of the accrual-based principle if not paid as at the end of the reporting period.

Compensation in options on WIHN Class B Shares is disclosed in the period it was granted, regardless of whether it relates to Board fees from prior financial periods. The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, based on the market price of WIHN Class B Shares at the relevant date.

Options are deemed granted in line with US GAAP standards when both parties, WISeKey and the Director, have acknowledged the grant. Per company practice, this is materialized by the signature of the option grant agreement. In 2024, some option grant agreements relating to fiscal years 2022, 2023 and 2024 were not signed by Directors. As such they are not deemed granted, they are not accounted for in the financial statements of fiscal year 2024 and are not included in the above table.

The recognition of the compensation in options on a grant-basis as opposed to an accrual-based principle may generate differences between the amount of Board fees earned in a fiscal period and the amount of Board fees actually paid in respect of that period, at a later stage.

The amount of Board fees includes employer social charges paid by the Company in relation to the cash fee and any exercise of options.

3	Additional fees relate to services other than Board duties rendered to the Company.
4

Other stock based compensation refers to stock based compensation for services other than Board services. This includes the additional compensation received by certain directors who are also members of the Board of SEALSQ Corp, a subsidiary of WISeKey.

The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, using the market price of the underlying share at the relevant date.

Options are deemed granted in line with US GAAP standards when both parties, WISeKey and the Director, have acknowledged the grant. Per company practice, this is materialized by the signature of the option grant agreement.

5	Nomination & Compensation Committee

Compensation of the Executive Management of WISeKey International Holding AG for the 12 months ending December 31, 2024
CHF’000 [1]	Function	Base Salary[2]	Annual Incentive	Additional Fees[3]	Stock Based Compensation[4]	Other Compensation[5]	Total Compensation
Highest Paid Executive
Carlos Moreira	Chairman of the Board, Chief Executive Officer	1,053	1,641	-	299	403	3,396
Other Members		579	932	-	240	192	1,943
Total Executive Management		1,632	2,573	-	539	595	5,339

1	The executive management members are remunerated in Swiss Francs (CHF).
2	Base salary includes employee social security costs.
3	Additional Fees include fees paid for special services rendered to the Company.
4

The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted are valued using the Black-Scholes method at the grant date, using the market price of WIHN Class B Shares at the relevant date.

In 2023, no equity stock options were granted in relation to the Executive Management compensation approved and voted for the fiscal year. The grant of the equity stock options due in relation to fiscal year 2023 was effected in 2024, in addition to the grant of equity stock options approved and voted for fiscal year 2024.

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

Share-based Compensation

We maintain an Employee Stock Option Plan (“ESOP”) which was transferred from WISeKey SA for the benefit of our directors, employees and consultants. Options issued under the ESOP to our directors for compensation entitle the participant to WISeKey Class B Shares or WISeKey Class A Shares at the ratio of 1:1, at an exercise price equal to the nominal value of WISeKey Class B Shares and WISeKey Class A Shares of, respectively, CHF 0.10 and CHF 0.01, with immediate vesting and expiring on the seventh anniversary of the grant date. Each grant is subject to the approval of the board of directors who may, in line with the terms and conditions of the ESOP, amend the terms of the grant.

C.	Board Practices

Our articles of association provide that our board of directors consists of a minimum of three and a maximum of 12 directors. Our board of directors currently consists of eight members. Each director is elected for a one-year term. The current members of our board of directors were elected at an annual shareholders’ meeting held on June 27, 2024 to serve until our next annual general shareholders meeting and until their successors are elected at such next annual general meeting. Please also refer to Item 6.A. Directors and Senior Management above for further details regarding the periods of service of each of our current directors and senior managers.

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

Board Independence

Currently, 5 of our 8 directors, María Pía Aqueveque Jabbaz, Philippe Doubre, Philippe Monnier, David Fergusson, and Jean-Philippe Ladisa, are considered “independent” under the NASDAQ rules, therefore we currently comply with NASDAQ Listing Rule 5605 (b)(1) which requires an issuer to maintain a majority of independent directors. We note that Swiss law does not require an issuer to maintain a majority of independent directors, so we may not have a majority of independent directors in the future. Under the Swiss Code of Best Practice for Corporate Governance (the “Swiss Code”), which is a non-binding set of corporate governance recommendations issued by economiessuisse and addressed to Swiss public companies, the majority of the board of directors is recommended to be independent. Members of the board of directors are considered independent under the Swiss Code if they are non-executive members of the Board of Directors who have never been a member of the company’s executive management, or who were not members of the company’s executive management during the preceding three years, and who have no or only comparatively minor business relations with the company. The Swiss Code is not binding and follows a “comply or explain” principle. We are not subject to NASDAQ Listing Rule 5605 (b)(2) that requires that independent directors must have regularly scheduled meetings at which only independent directors are present.

Board Diversity

The table below provides certain highlights of the composition of our board members and nominees. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f):

Board Diversity Matrix as of April 9, 2025
Country of Principal Executive Offices	Switzerland
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	7	-	-

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction[1]	8
LGBTQ+	-
Did Not Disclose Demographic Background	-

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

In our current Board, five directors are domiciled in Switzerland, one is domiciled in the United States, one in France and one in Italy. The nationalities of our directors include Swiss, British, Canadian, Chilean, French and Italian.

Board Committees

Our board of directors has established an audit committee, a nomination and compensation committee, and a strategy committee.

Audit Committee

The Audit Committee consists of Jean-Philippe Ladisa (Chairman) and David Fergusson. The Audit Committee currently consists of only two members. Swiss statutory law does not require a specific number of Audit Committee members and therefore our practice varies from NASDAQ Listing Rule 5605(c)(2) which requires an Audit Committee of at least three members. The audit committee consists exclusively of members of our board of directors who are financially literate. Our board of directors has determined that all members of the Audit Committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and under the rules of NASDAQ. The members of the audit committee are appointed by our board of directors. The Audit Committee has a charter that complies with Swiss law but does not fully comply with the requirements of NASDAQ Listing Rule 5605(c)(1).

The Audit Committee is responsible for, among other things:

•	overseeing our accounting and financial reporting processes and the audits of our financial statements;

•	the compensation, retention and oversight of the work of our independent registered public accounting firm and statutory auditors who are appointed by the shareholders pursuant to Swiss corporate law;

•	our accounting policies, financial reporting and disclosure controls and procedures;

•	the quality, adequacy and scope of external audit;

•	our accounting compliance with financial reporting requirements; and

•	the management’s approach to internal controls with respect to the production and integrity of the financial statements and disclosure of our financial performance.

Nomination and Compensation Committee

Our Nomination and Compensation Committee consists of David Fergusson (Chairman), Philippe Doubre and Jean-Philippe Ladisa. Our board of directors has determined that each of the members of the Nomination and Compensation Committee is independent under NASDAQ’s listing standards. We follow our home country standards with respect to the responsibilities of our Nomination and Compensation Committee. Our board of directors has adopted a charter for the Nomination and Compensation Committee that complies with Swiss law but, which does not, however, fully comply with the requirements of NASDAQ Listing Rules 5605(d)(1) and (d)(3). Thus, the Nomination and Compensation Committee practice varies from the requirements of NASDAQ Listing Rules 5605(d)(1) and (d)(3).

The primary purpose of our Nomination and Compensation Committee is to discharge our board of directors’ responsibilities to oversee our compensation policies, plans and programs, and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. We are subject to the statutory provisions on excessive compensation in listed companies included in the Swiss Code of Obligations (the “CO”), some of which are also known as the “say-on-pay” rules. As a result of the say-on-pay rules, the members of the nomination and compensation committee must be elected by our shareholders at the annual general meeting for a one-year term and the aggregate compensation of our board of directors and executive officers must also be approved by our shareholders. Pursuant to the CO, all members of a Nomination and Compensation Committee must be independent.

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

Strategy Committee

Our Strategy Committee currently consists of two members of the board of directors: Carlos Moreira (Chairman) and Peter Ward . The Strategy Committee advises the board of directors on all strategic matters, including acquisitions, divestments, joint ventures, restructurings and similar matters. The Strategy Committee continuously reviews our strategic direction and assesses the impact of changes in the environment on us. The members of the Strategy Committee are appointed by our board of directors.

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

Solicitation of proxies

Our Articles of Association provide for an independent proxy holder elected by the shareholders at a general meeting of shareholders and prohibit, in accordance with Swiss law, the institutional representation of shareholders by our corporate representatives at a general meeting of shareholders. We must submit to shareholders an invitation to the general meeting twenty calendar days prior to the general meeting date, indicate in such invitation the items on the agenda of the general meeting and provide together therewith other relevant documents for the general meeting, such as our annual report, the meeting admission card and the proxy card. However, Swiss law does not have a regulatory regime for the solicitation of proxies and thus, our practice varies from NASDAQ Listing Rule 5620(b) that sets forth certain requirements regarding the solicitation of proxies.

Shareholder approval

Under Swiss law, we are not generally required to obtain shareholder approval for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control and certain private placements. While Swiss law does broadly require us to obtain shareholder approval for any issuance of new shares, irrespective of the relevant event, Swiss law permits us to rely in certain circumstances on a share issuance pre-authorization of shareholders granted to our board of directors prior to the occurrence of events of the aforementioned nature. Further, we have, in accordance with Swiss law, opted out from the statutory requirement that an acquirer of voting rights attached to our shares exceeding 33 1/3% - the relevant “change of control” threshold under Swiss law for public companies – submit a mandatory public takeover offer to our shareholders. To some extent, our practice therefore varies from the requirements of NASDAQ Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

Third party compensation

Swiss law does not require that we disclose information regarding third party compensation of our directors or director nominees, except where, in each case with respect to serving directors, such compensation directly or indirectly affects (potential) assets of the Company or one of its subsidiaries, or where because of the third party compensation a risk of conflicts of interest or dependency of the director on such third party exists. As a result, our practice varies from the third-party compensation requirements of NASDAQ Listing Rule 5250(b)(3).

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

As at December 31, 2024, we had 109 employees, of which 24 were located in Switzerland and 62 were located in France. The following table shows the breakdown of our workforce of employees and contractors by category of activity as at the dates indicated:

Headcount breakdown in continuing operations	As at December 31,
Area of Activity	2024	2023	2022
Cost of sales	6	6	6
Research and development	47	41	21
Selling and marketing	26	26	25
General and administrative	30	29	29
Total in continuing operations	109	102	81

With respect to French employees, French labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. French labor laws also impose the creation of a worker’s council for companies employing 50 people or more. There are no employees of SEALSQ France SAS representing labor unions at the workers’ council.

We have never experienced any labor-related work stoppages or strikes and believe our relationships with our employees and independent contractors are agreeable.

E.	Share Ownership

See Item 7.A. Major Shareholders for a list of beneficial ownership of our shares as at December 31, 2024.

The table below shows the beneficial share ownership of the persons listed in above subsection 6.A, including any shareholding by their related parties.

	As at December 31, 2024
Name	Number of Class A Shares held	Percentage of Class A Shares(1)	Number of Class B Shares held	Percentage of Class B Shares(1)	Number of options on Class A Shares held(2)	Number of options on Class B Shares held(2)
Non-Executive Directors
María Pía Aqueveque Jabbaz	-	-	-	-	-	5,922(3)
Philippe Doubre	-	-	-	-	-	-
David Fergusson	-	-	*	*	-	34,547
Jean-Philippe Ladisa	-	-	*	*	-	32,667
Philippe Monnier	-	-	*	*	-	-
Peter Ward	*	*	*	*	174,540	80,204

Executive Directors
Carlos Moreira	1,593,461	99.5	94,911(4)	2.8	218,180	68,665(5)
John O’Hara	-	-	*	*	-	4,000

Senior Management
Pedro Fuentes Perez	-	-	*	*	-	-
Jonathan Llamas	-	-	*	*	-	-
Carlos Moreno	-	-	-	-	-	3,040
Nathalie Verjus	-	-	*	*	-	-
Bernard Vian	-	-	-	-	-	-

*	Shareholding less than one percent of the class of shares and that has not been disclosed to shareholders or otherwise made public.
(1)	Based on the total number of fully paid-in outstanding shares, in line with our share capital registered with the commercial register of the Canton of Zug as at December 31, 2024.
(2)	Each option giving right to one share upon exercise.
(3)	Excluding 25,652 options on Class B Shares pending agreement and therefore not considered as granted under US GAAP as at December 31, 2024.
(4)	Includes 24,000 ADSs held by Mr. Moreira and 880 shares held by an immediate family member.
(5)	Includes 440 options held by an immediate family member.

The terms of the options held by directors and senior management are described in the following table:

Name	Number of options on Class A Shares held(1)	Number of options on Class B Shares held(1)	Exercise price of option	Date of grant per U.S. GAAP	Expiration date of options
Non-Executive Directors
María Pía Aqueveque Jabbaz	-	4,277	CHF 2.50	December 14, 2022	December 13, 2029
María Pía Aqueveque Jabbaz	-	1,645	CHF 2.50	May 31, 2023	May 30, 2030
David Fergusson	-	221	CHF 2.50	April 11, 2019	February 11, 2026
David Fergusson	-	364	CHF 2.50	December 25, 2019	December 23, 2026
David Fergusson	-	107	CHF 2.50	June 10, 2020	April 23, 2027
David Fergusson	-	132	CHF 2.50	September 4, 2020	August 23, 2027
David Fergusson	-	191	CHF 2.50	December 24, 2020	November 16, 2027
David Fergusson	-	255	CHF 2.50	December 24, 2020	December 23, 2027
David Fergusson	-	119	CHF 2.50	March 17, 2022	May 4, 2028
David Fergusson	-	125	CHF 2.50	March 17, 2022	August 9, 2028
David Fergusson	-	161	CHF 2.50	March 17, 2022	October 18, 2028
David Fergusson	-	205	CHF 2.50	March 17, 2022	December 12, 2028
David Fergusson	-	5,370	CHF 2.50	February 24, 2024	December 13, 2029
David Fergusson	-	1,645	CHF 2.50	February 24, 2024	May 30, 2030
David Fergusson	-	11,243	CHF 2.50	February 29, 2024	January 31, 2031
David Fergusson	-	4,385	CHF 2.50	June 2, 2024	May 29, 2031
David Fergusson	-	5,202	CHF 0.10	July 9, 2024	July 3, 2031
David Fergusson	-	4,822	CHF 0.10	October 25, 2024	October 23, 2031
Jean-Philippe Ladisa	-	5,370	CHF 2.50	January 26, 2023	December 13, 2029
Jean-Philippe Ladisa	-	11,243	CHF 2.50	February 2, 2024	January 31, 2031
Jean-Philippe Ladisa	-	1,645	CHF 2.50	May 2, 2024	May 30, 2030
Jean-Philippe Ladisa	-	4,385	CHF 2.50	May 31, 2024	May 29, 2031
Jean-Philippe Ladisa	-	5,202	CHF 0.10	July 5, 2024	July 3, 2031
Jean-Philippe Ladisa	-	4,822	CHF 0.10	October 25, 2024	October 23, 2031
Peter Ward	-	11,468	CHF 2.50	September 27, 2019	September 26, 2026
Peter Ward	-	22,546	CHF 2.50	November 25, 2021	November 24, 2028
Peter Ward	174,540	-	CHF 0.25	November 25, 2021	November 24, 2028
Peter Ward	-	29,368	CHF 2.50	December 14, 2022	December 13, 2029
Peter Ward	-	4,822	CHF 0.10	October 28, 2024	October 23, 2031
Peter Ward	-	12,000	CHF 0.10	December 18, 2024	December 17, 2031

Executive Directors
Carlos Moreira	-	440(2)	CHF 2.50	September 27, 2019	September 26, 2026
Carlos Moreira	-	11,515	CHF 2.50	November 25, 2021	November 24, 2028
Carlos Moreira	218,180	-	CHF 0.25	November 25, 2021	November 24, 2028
Carlos Moreira		36,710	CHF 2.50	December 14, 2022	December 13, 2029
Carlos Moreira	-	20,000	CHF 0.10	December 18, 2024	December 17, 2031
John O’Hara	-	4,000	CHF 0.10	December 18, 2024	December 17, 2031

Senior Management
Carlos Moreno	-	3,040	CHF 2.50	March 18, 2020	September 26, 2026

(1)       Each option giving right to one Class B Share upon exercise.

(2)       Includes 440 options on Class B Shares held by immediate family members.

Each Class A Share and each Class B Share give their respective owner one voting right.

Summary of Stock Plans

Employee Share Option Plan

We have the WISeKey Employee Share Option Plan in place, last amended on November 24, 2021 (the “WISeKey Share Ownership Plan”). The WISeKey Share Ownership Plan was originally adopted by WISeKey SA on January 1, 2012, as a continuation of the existing Stock Option Plans approved on December 31, 2007 and December 31, 2011, respectively, and, upon the listing of the Class B Shares on the SIX, amended to reflect the fact that WISeKey International Holding AG is the ultimate parent of the Group.

Administration

Our board of directors administers the WISeKey Share Ownership Plan and has full power to construe and interpret the WISeKey Share Ownership Plan, establish and amend rules and regulations for the administration thereof, and perform all other actions relating thereto. Under the WISeKey Share Ownership Plan, the members of the board of directors and executive management as well as other employees, advisors, consultants and other persons providing services to us (the “Participants”) may be granted options that entitle the respective Participant to receive a certain number of Class B Shares or Class A Shares.

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

Authorized Shares

As at December 31, 2024, the maximum number of our Class B Shares that may be issued to employees and board members out of our conditional capital under our WISeKey Share Ownership Plan is 200,000 Class B Shares and 400,000 Class A Shares, based on the share capital of the Company registered with the commercial register of the Canton of Zug as at December 31, 2024.

Under the current plan, as at December 31, 2024, we had a total number of 276,259 options on Class B Shares outstanding, vested and non-vested, each of which entitles the respective Participant to receive an equal number of Class B Shares. Of these options, 1,399 have been granted to our advisors and 274,860 to our employees, contractors or board members. Under the current plan, as at December 31, 2024, we also had a total number of 392,720 options on Class A Shares outstanding, all vested and granted to employees and Board members, each of which entitles the respective Participant to receive an equal number of Class A Shares. As of December 31, 2024, 13,546 options on Class B Shares and nil option on Class A Shares issued to employees and board members had been exercised out of our conditional capital under our WISeKey Share Ownership Plan but not yet registered with the commercial register of the Canton of Zug as at December 31, 2024.

Plan Amendment or Termination

Our board of directors has the authority to amend, suspend, or terminate our WISeKey Share Ownership Plan, provided that such action does not materially impair the existing rights of any Participant without such Participant’s written consent.

For further information on the compensation of our directors and executive officers, see Item 6.B. Compensation and for further information on our shareholders and related party transactions policy, see Item 7. Major Shareholders and Related Party Transactions.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our Class A and Class B Shares as at April 14, 2025 for each beneficial owner of 3% or more of our Class A and Class B Shares in line with the Swiss Financial Market Infrastructure Act (“FMIA”) and the rules and regulations promulgated thereunder.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares issuable upon the exercise of options, warrants or other rights that are immediately exercisable or exercisable within 60 days of April 14, 2025. Percentage ownership calculations for each beneficial owner are based on 1,600,880 fully-paid and outstanding Class A Shares and 2,954,097 fully-paid and outstanding Class B Shares, as issued as at April 14, 2025, increased by the shares issuable to such beneficial owner within 60 days of April 14, 2025.

Name of beneficial owner	Total Class A Shares	Total Class B Shares	Total % of Outstanding Class A Shares(1)	Total % of Outstanding Class B Shares(1)	% Voting Power(2)
Carlos Moreira	1,811,641[3]	163,576[3]	99.6	4.0	33.4

(1)        Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares as issued as at April 14, 2025, increased, for each beneficial owner, by the shares issuable to such beneficial owner within 60 days of April 14, 2025.

(2)       Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares as issued as at April 14, 2025, increased, for each beneficial owner, by the shares issuable to such beneficial owner within 60 days of April 14, 2025, less 56,508 Class B shares held as treasury shares as at April 14, 2025.

(3)       The Total Class A Shares includes 218,180 options on Class A Shares held directly by Carlos Moreira. The Total Class B Shares includes 68,225 options on Class B Shares held directly by Carlos Moreira, and 880 shares and 440 options held by Mr. Moreira’s immediate family members. The options are immediately exercisable, subject to the holder not being in a restricted period. Each option on Class A Shares gives the holder the right to acquire one Class A share. Each option on Class B Shares gives the holder the right to acquire one Class B share. If Mr. Moreira were to convert all of his Class A Shares into Class B Shares assuming a conversion ratio of 10:1, he would beneficially own 344,740 Class B Shares, which would be 8.1% of the total percentage of outstanding Class B Shares increased by the 181,164 Class B Shares that would result from the conversion of Mr. Moreira’s Class A Shares and options on Class A Shares, and the 68,225 and 440 Class B Shares that would result from the conversion of the options held by, respectively, Mr. Moreira and an immediate family member, and 5.9% of the voting power based on the total number of fully paid-in outstanding Class A Shares and Class B Shares as issued as at April 14, 2025, increased by the 181,164 Class B Shares that would result from the conversion of Mr. Moreira’s Class A Shares and the 68,225 and 440 Class B Shares that would result from the conversion of the options held by, respectively, Mr. Moreira and an immediate family member, less 56,508 Class B shares held as treasury shares as at April 14, 2025.

Regarding significant changes in the percentage ownership held by any major shareholders during the past three years, on incorporation in November 2015, our Chairman and CEO, Carlos Moreira contributed the full capital amount and was therefore the sole owner of the 10,000,000 Class A shares created in our company. On March 02, 2016, Mr. Moreira contributed his shares in WiseTrust SA to us in consideration for our issuance to him of 30,021,988 Class A Shares, which brought his total shareholding in our company to 40,021,988 Class A Shares (see below Item 7.B. Related Party Transactions). As a result, prior to the reverse acquisition on March 22, 2016 whereby WISeKey International Holding AG acquired the operations of WISeKey SA, Carlos Moreira held 100% of the share capital and voting rights of the ‘empty shell’ company WISeKey International Holding Ltd consisting of 40,021,988 Class A Shares. With the reverse acquisition, Carlos Moreira converted his shareholding in WISeKey SA into WISeKey International Holding Ltd Class B Shares at the same terms and conditions of exchange offered to all WISeKey SA shareholders, which increased his shareholding in our company by 160,700 Class B Shares representing 1.2% of outstanding Class B Shares and bringing his voting rights to 74.3% as at March 22, 2016. Then upon the listing of our company on March 31, 2016, Carlos Moreira entered into a lock-up agreement with several shareholders of Class B Shares whereby Mr. Moreira exchanged 11,421,320 of his Class A Shares for 2,284,264 Class B Shares corresponding to a ratio of 5:1. This brought Mr. Moreira’s holding respectively to 71.5% of outstanding Class A Shares and 16.6% of outstanding Class B Shares, and his voting right to 56.8%, after the listing, as at March 31, 2016. Simultaneously, each of the holders of Class A Shares entered into an agreement with the Company, according to which such shareholder had given an undertaking not to sell or otherwise dispose of the Class A Shares. During the year 2017, Mr. Moreira carried out another exchange of 1,956,602 Class B Shares for 9,783,015 Class A Shares, bringing his ownership to 95.9% of outstanding Class A Shares and 2.0% of outstanding Class B Shares, and his voting right to 60.2% as at December 31, 2017. In 2018, a combination of exchange of Class B Shares for Class A Shares and sale of Class B shares to the company as debt repayment changed Mr. Moreira’s shareholding to 38,508,733 Class A Shares and 259,995 Class B Shares, respectively 96.2% of outstanding Class A Shares and 0.9% of outstanding Class B Shares. In 2019, Mr. Moreira was granted 693,184 options on Class B Shares under the company’s ESOP. In 2020, Mr. Moreira exercised the 693,184 ESOP options on Class B Shares he was granted in 2019. In 2021, Mr. Moreira carried out two exchanges of a total of 265,556 Class B Shares for 1,327,780 Class A Shares, and was granted 5,454,500 options on Class A Shares and 575,765 options on Class B Shares under the company’s ESOP. In 2022, Mr. Moreira purchased 600,000 Class B Shares (including 10,000 ADSs equivalent to 100,000 Class B Shares) and was granted 1,835,506 options on Class B Shares under the company’s ESOP, bringing his ownership (excluding unexercised options) to 99.5% of outstanding Class A Shares and 1.3% of outstanding Class B Shares, and his voting right to 29.4% as at December 31, 2022. On June 22, 2023, WISeKey’s shareholders approved the Board of Directors’ proposals to effect a 50:1 reverse stock split with respect to Class B Shares and a 25:1 reverse stock split with respect to the Class A Shares (the “Reverse Stock Split”). Additionally, in 2023, Mr. Moreira purchased 40,802 Class B Shares (including 20,000 ADSs equivalent to 10,000 Class B Shares), bringing his ownership (excluding unexercised options) to 99.5% of outstanding Class A Shares and 2.0% of outstanding Class B Shares, and his voting right to 33.9% as at December 31, 2023. In 2024, Mr. Moreira was granted 20,000 options on Class B Shares under the company’s ESOP and purchased 27,477 Class B Shares, bringing his ownership (excluding unexercised options) to 99.5% of outstanding Class A Shares and 2.9% of outstanding Class B Shares, and his voting right to 34.5% as at December 31, 2024.

In 2019, Peter Ward, a member of our Board and then CFO, was granted 573,400 options on Class B Shares under the company’s ESOP. In 2021, Mr. Ward was granted 4,363,500 options on Class A Shares and 1,127,300 options on Class B Shares under the company’s ESOP. In 2022, Mr. Ward was granted 1,468,405 options on Class B Shares under the company’s ESOP bringing his ownership (excluding unexercised options) to 0.5% of outstanding Class A Shares and his voting right to 0.1% as at December 31, 2022. After the Reverse Stock Split, Mr. Ward held 0.5% of outstanding Class A Shares and his voting right reached 0.1% as at December 31, 2023. In 2024, Mr. Ward was granted 16,822 options on Class B Shares under the company’s ESOP. As at December 31, 2024 he held 0.5% of outstanding Class A Shares and his voting right to 0.2%.

Our major shareholders do not have different voting rights than other shareholders of the same class of shares.

As at December 31, 2024, based on the list of registered shareholders, there were 4 record holders of our Class B Shares showing as residing in the U.S., holding 2,513,682 of our Class B Shares, representing approximately 76% of our outstanding Class B Shares as at December 31, 2024. This includes 2,494,875 Class B Shares held under the name of The Bank of New York Mellon, the U.S. depositary bank for our ADSs, for which we have no information on the country of residency of the beneficial owners of such ADSs.

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

As of March 1, 2016, Carlos Moreira held 100% of the equity interests in WISeTrust SA, a company that held the following assets:

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

In March 2016, WISeKey International Holding AG acquired the entire equity interest of WISe Trust SA against the issuance of 40,021,988 new shares, which, under the Articles, are now Class A Shares. As a result, the Company acquired:

•	the U.S. distribution rights pertaining to the technology offered by WISeKey;

•	WISeTrust SA’s 50% equity interest in WISeKey USA, Inc., an operating company incorporated in Delaware, with a focus on business opportunities in the United States; the other 50% interest in WISeKey USA, Inc., is held by WISeKey SA.

•	WISeTrust SA’s entire equity interest in WISeKey SA, which at the time of the contribution represented approximately 19.4% of WISeKey SA’s issued share capital.

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

The structure of our company after the March 2016 share exchange described above was as follows:

In September 2017, following bilateral negotiations, the holders of 4.51% of the shares of WISeKey SA that had not previously exchanged their shares contributed their shares to us in exchange for 841,069 of our Class B Shares. This represented an exchange ratio of one of our Class B Shares for each five shares of WISeKey SA. This ratio was determined based on a fairness opinion established by an independent financial advisor by applying the “Praktikermethode”. According to this methodology, (i) the valuation of our assets and (ii) the revenues of each of our subsidiaries were valued relative to our total market capitalization as at September 20, 2017, and our total revenues for the six months ended June 30, 2017, respectively. The asset and revenues value have been weighted appropriately, and based on this relative value, the total equity value of WISeKey SA has been determined. The total equity value of WISeKey SA amounted to 22.4% of our market capitalization, which supported the exchange ratio of 1:5. Nearly all of these shareholders committed not to transfer, sell, or otherwise dispose of the Class B Shares obtained as a result of the share exchange until June 30, 2018.

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

Group subsidiaries

The table below includes a brief description of our group subsidiaries:

Group Company Name	Country of incorporation	Year of incorporation	Share Capital	% ownership as at December 31, 2024	% ownership as at December 31, 2023	Nature of business
WISeKey SA	Switzerland	1999	CHF 933,436	95.75%	95.75%	Main operating company. Sales and R&D services
SEALSQ France SAS	France	2010	EUR 1,473,162	12.55%	58.83%	Chip manufacturing, sales & distribution
WiseTrust SA	Switzerland	1999	CHF 680,000	100%	100%	Non-operating investment company
WISeKey ELA SL	Spain	2006	EUR 4,000,000	95.75%	95.75%	Sales & support
WISeKey SAARC Ltd	U.K.	2016	GBP 100,000	51%	51%	Non trading
WISeKey USA Inc[1]	U.S.A	2006	USD 6,500	95.75%	97.88%*	Sales & support
WISeKey India Private Ltd[2]	India	2016	INR 1,000,000	45.9%	45.9%	Sales & support
WISeKey IoT Japan KK	Japan	2017	JPY 1,000,000	12.55%	58.83%	Sales & distribution
SEALSQ France Taiwan Branch[3]	Taiwan	2017	TWD 100,000	12.55%	58.83%	Sales & distribution
WISeCoin AG	Switzerland	2018	CHF 100,000	90%	90%	Sales & distribution
WISeKey Equities AG	Switzerland	2018	CHF 100,000	100%	100%	Financing, Sales & distribution
WISeKey Semiconductors GmbH	Germany	2019	EUR 25,000	100%	100%	Sales & distribution
WISeKey Arabia - Information Technology Ltd	Saudi Arabia	2019	SAR 200,000	51%	51%	Sales & distribution
WISe.ART AG	Switzerland	2020	CHF 114,286	87.5%	100%	Sales & distribution
WISeKey Vietnam Ltd	Vietnam	2021	VND 689,400,000	95.75%	95.75%	R&D
SEALSQ Corp[4]	British Virgin Islands	2022	USD 229,453	12.55%	58.83%	Sales & support
WISeKey (Gibraltar) Limited	Gibraltar	2022	GBP 100	100%	100%	Sales & support
WISeSat.Space AG	Switzerland	2023	CHF 100,000	100%	100%	Sales & distribution
SEALSQ USA Ltd	U.S.A.	2024	USD -	100%	-	Sales & support
SEALCOIN AG	Switzerland	2024	CHF -	100%	-	Sales & distribution
Trust Protocol Association	Switzerland	2019	CHF -	100%	100%	Association cofounded by WISeKey Equities AG involved in Internet security

[1] 50% owned by WISeKey SA and 50% owned by WiseTrust SA
[2] 88% owned by WISeKey SAARC which is controlled by WISeKey International Holding Ltd
[3] Formerly WISeKey IoT Taiwan
[4] Formerly SEAL (BVI) Corp.

Spin-Off Of SEALSQ Corp and Related Transactions

On April 27, 2023, our shareholders approved the partial spin-off of the Group’s IoT Semiconductors Vertical into a publicly traded company, SEALSQ Corp (“SEALSQ”), which was completed through the distribution of 20% of the ordinary share capital of SEALSQ Corp to the shareholders of WISeKey on May 23, 2023.

SEALSQ France SAS, which is a wholly owned subsidiary of SEALSQ, entered into a Revolving Credit Agreement with WISeKey International Holding AG on October 1, 2016. Under the terms of this agreement, several advances of funds were made by WISeKey International Holding AG to SEALSQ France SAS for the purposes of supporting the working capital requirements and ongoing operations. The loans initially accrued interest at a rate of 3% per annum, then at a rate of 2.5% per annum pursuant to the Third Amendment to the Revolving Credit Agreement dated November 3, 2022, and may be prepaid at any time. The credit period initially ended on December 31, 2017, but this has been extended through amendments to the original agreement. Following the Fourth Amendment to the Revolving Credit Agreement, all outstanding loans fell due on November 30, 2022.

On April 1, 2021, SEALSQ France SAS entered into a Debt Remission Agreement with WISeKey pursuant to which an outstanding amount of EUR 5 million (USD 5,871,714) owed to WISeKey International Holding AG was remitted without any compensation from SEALSQ France SAS. Per the terms of the Debt Remission, WISeKey International Holding AG will have the right to reinstate the debt and ask for repayment in fiscal years when SEALSQ France SAS achieves a positive income before income tax expense, in an amount calculated based on the income before income tax expense. As such, because of the repayment clause, the loan amounts covered by the Debt Remission continue to be shown as noncurrent liabilities payable to WISeKey International Holding AG.

SEALSQ France SAS also undertook several debt transfers with WISeKey International Holding AG and other subsidiary understandings of WISeKey International Holding AG dated June 28, 2021, December 31, 2021, June 30, 2022, August 31, 2022 and November 3, 2022. Under the terms of these agreements, amounts owed by SEALSQ France SAS were paid on SEALSQ France SAS’s behalf by WISeKey International Holding AG and the amounts were converted into loans due from SEALSQ France SAS to WISeKey International Holding AG. The loans initially accrued interest at a rate of 3% per annum, later amended to 2.5% per annum, and may be prepaid at any time. Following the first amendment to each of these agreements, all outstanding loans fell due on November 30, 2022.

WISeKey International Holding AG and SEALSQ France SAS entered into a Capital Increase Agreement on December 15, 2022 whereby an amount of EUR 7 million owed to WISeKey International Holding AG by SEALSQ France SAS was converted into a capital contribution by way of an offset with the outstanding debt under the Revolving Credit Agreement and the loans resulting from the above-mentioned debt transfers. Under the terms of this agreement, the capital of SEALSQ France SAS was increased by EUR 7 million and the balance owed to WISeKey International Holding AG was reduced by an equivalent amount.

SEALSQ France SAS undertook a debt transfer with WISeKey International Holding AG dated December 31, 2022. Under the terms of this agreement, an amount owed by SEALSQ France SAS was converted into a loan due from SEALSQ France SAS to WISeKey International Holding AG. The loan accrued interest at a rate of 2.5% per annum, and could be prepaid at any time. The loan fell due on December 31, 2024.

Following the Capital Increase Agreement, there were no balances outstanding under the Revolving Credit Agreement, and outstanding loans in the amount of USD 1,198,747 plus accumulated interests in the amount of USD 208,750 due from SEALSQ France SAS to WISeKey International Holding AG resulting from the above-mentioned debt transfers as at December 31, 2022.

On January 1, 2023, all outstanding balances were consolidated into a new loan agreement between SEALSQ France SAS and WISeKey International Holding AG. The Revolving Credit Agreement currently limits the amount of loans allowed under the agreement at USD 5.0 million, of which USD 1.4 million is currently outstanding. Under the terms of this agreement, USD 1,407,497 is owed to WISeKey International Holding AG by SEALSQ France SAS as a result of the historic advances made and debt transfers made for the purposes of supporting the working capital requirements and ongoing operations. The loan accrued interest at a rate of 2.5% per annum and could be prepaid at any time. The loan fell due on December 31, 2024.

SEALSQ France SAS, which is a wholly owned subsidiary of SEALSQ, has two loan agreements outstanding with WISeCoin AG dated April 1, 2019 and October 1, 2019. Under the terms of these agreements, WISeCoin AG agreed to extend to SEALSQ France SAS sufficient funds to enable it to carry out its business activities and fund its working capital requirements. These loans initially accrued interest at a rate of 3% per annum, later amended to 2.5% per annum, and may be prepaid at any time. Each loan falls due for repayment at such time as agreed between the two parties. The funds were originally extended when the former subsidiary undertaking of SEALSQ France SAS, WISeCoin R&D Lab France SAS, was owned by WISeCoin AG. When the ownership of WISeCoin R&D Lab France SAS was transferred to SEALSQ France SAS, and again when WISeCoin R&D Lab France SAS was merged into SEALSQ France SAS on 1 January 2021, the loans were transferred along with the remaining assets and liabilities of WISeCoin R&D Lab France SAS. As at December 31, 2024, the SEALSQ France SAS outstanding loans with WISeCoin AG, including accrued interests, amounted to USD 3,4 million.

SEALSQ France SAS, which is a wholly owned subsidiary of SEALSQ, has further service agreements with, respectively, WISeKey International Holding AG and WISeKey SA dated January 1, 2018, SEALSQ France GmbH dated April 1, 2019, and WISeKey USA Inc. dated January 1, 2019. Under the terms of these service agreements, the relevant WISeKey companies have agreed to make available to SEALSQ certain resources, including skilled staff, external consultants and advisors with knowledge across multiple domains including, but not limited to, sales and marketing accounting, finance, legal, taxation, business and strategy consulting, public relations, marketing, risk management, information technology and general management. Under the terms of these service agreements, the relevant WISeKey company regularly invoices SEALSQ France SAS for the associated costs of providing these services.

WISeKey International Holding AG and SEALSQ further entered into a subscription agreement on January 1, 2023 pursuant to which WISeKey transferred the ownership of SEALSQ France SAS (formerly known as VaultIC SAS), a French semiconductor manufacturer and distributor, WISeKey IoT Japan KK, a Japan-based wholly owned sales subsidiary of SEALSQ France SAS, and WISeKey Semiconductors, Taiwan Branch, a Taiwan-based sales and support branch of SEALSQ France SAS, to SEALSQ in a share exchange for an aggregate consideration of USD 18.0 million in value (such value corresponding to the book value of SEALSQ France SAS in WISeKey International Holding AG’s statutory financial statements). Under the terms of the subscription agreement, SEALSQ issued 1,499,700 Class F Shares and 7,501,400 Ordinary Shares to WISeKey International Holding AG in return for the entire issued share capital of SEALSQ France SAS.

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

On December 20, 2023, WISeKey International Holding AG and SEALSQ France SAS entered into an agreement to write off EUR 2 million (USD 2,191,282 at historical rate) of the outstanding amount under the Debt Remission agreement signed on April 1, 2021.

In 2024, the SEALSQ   repaid the current debt owed to WISeKey in full for a total amount of USD 1,449,911, made up of a loan of USD 1,407,497, and related interest. The Group also repaid some of the noncurrent debts owed to WISeKey and WISeKey’s affiliates.

As at December 31, 2024, the SEALSQ Group owed WISeKey a noncurrent debt in an amount of USD 3,105,300 made up of the remaining loan under the Debt Remission, and a current loan of USD 3,008,775. As at December 31, 2024, the SEALSQ Group also held an accounts payable balance of USD 2,388,441 with the WISeKey Group in relation to interest on outstanding loans and the recharge of management services.

The responsibility for the development of the decentralized technology project “SEALCOIN” was transferred from SEALSQ to WISeKey, as of June 27, 2024. While the SEALCOIN project was originally under development by WISeKey and SEALSQ as a collaborative ‘proof of concept’ (with the aim of assessing the practical potential of the concept), the parties concluded that the SEALCOIN platform and tokens would be developed by WISeKey (capitalizing on WISeKey’s cybersecurity expertise), whereas SEALSQ is to focus on the development of the related semiconductor technology hardware and firmware (capitalizing on SEALSQ’s semiconductor and PKI expertise). The future role of SEALSQ in this project is expected to be as a supplier of secure semiconductors to or through SEALCOIN AG, a subsidiary of WISeKey, with SEALCOIN AG as a distributor of those chips to B2B participants in the platform SEALCOIN AG will be developing. Agreements between SEALSQ Corp and SEALCOIN AG are to be entered into reflecting the commercial terms and the Company anticipates that the terms of this contract will be negotiated on an arm’s length basis and that the Company would aim to be the preferred supplier of secure semiconductors to SEALCOIN AG.

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

Name of Shareholder	Number of Class A Shares Held	% of Share Capital Registered in the Commercial Register*	% Voting Rights**
Carlos Moreira	1,593,461	4.5%	32.45%
Peter Ward	7,419	0.0%	0.15%
Total as a Group	1,600,880		32.60

*        Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares, as reflected in our share capital registered with the commercial register of the Canton of Zug as at December 31, 2024.

**       Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares, as reflected in our share capital registered with the commercial register of the Canton of Zug as at December 31, 2024, less 56,508 Class B shares held as treasury shares as at December 31, 2024.

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

The OISTE foundation’s board members are elected by a majority of the current active board members and, once elected, the member serves for an indeterminate period of time. The OISTE foundation has a full General Corporate Governance Manual which covers the distribution of responsibilities within the management structure, executive representation inclusive of the foundation Board Members and Policy Approval Authority Board Members, and the signing authorities of the foundation.

The OISTE foundation has no commercial activities and it uses its funding to organize events and launch Internet security projects with the UN, the World Economic Forum and other NGOs. The OISTE foundation board members do not make any decisions on behalf of the OISTE foundation and serve as guardians to ensure the foundation complies with its articles of association and carries out activities towards its stated purpose. We believe that this ensures that no conflicts of interest may arise for the two board members of WISeKey who serve as board members of the OISTE foundation.

The OISTE foundation has a second board, the “Policy Approval Authority Board”. The Policy Approval Authority Board is nominated by the foundation’s board or directors and serves as the policy approval and enforcement entity for a specific domain within the OISTE RootKey. The Policy Approval Authority Board is represented by members of the network of organizations using OISTE RootKey to secure their Certifications Authorities (“CAs”) and create interoperability between other PKI Domains and CAs external to the network. This policy represents Medium Assurance and Medium-Hardware Assurance Levels for public key digital certificates to ensure that the participating relying party can be certain of the identity binding between the public key and the individual whose subject name is cited in the certificate. In addition, it also reflects how well the relying party can be certain that the individual whose subject name is cited in the certificate is controlling the use of the private key that corresponds to the public key in the certificate, and how securely the system which was used to produce the certificate and (if appropriate) deliver the private key to the subscriber performs its task. This OISTE Policy Approval Authority Board is consistent with the Internet Engineering Task Force (IETF) Public Key Infrastructure X.509 (IETF PKIX) RFC 3647, Certificate Policy and Certification Practices Statement Framework. The Policy Approval Authority Board does not have any involvement in the appointment of members of the OISTE foundation’s board of directors. Pedro Fuentes, a member of the Policy Approval Authority Board, is a related party of the Company because he is a member of senior management of the Company.

In 2001, OISTE granted us a renewable 10-year license to exclusively use the cryptographic rootkey and develop technologies and processes based on OISTE’s trust model. The current term of the license agreement shall renew on 31 December 2028 and shall be automatically extended for successive 10 year terms unless terminated by written notice by either party at least 2 years prior to the end of the then-current term, or unless terminated for breach or bankruptcy.. We have to pay royalties to OISTE for the use of the cryptographic rootkey on the basis of the number of certificates issued to end users. Certain annual minimum payments apply.

The Collaboration Agreement signed between the OISTE and WISeKey SA on June 20, 2018 provides that:

a.	WISeKey SA shall be the preferred service provider of OISTE for the fulfilment of the OISTE objectives. WISeKey shall benefit from the right to commercially exploit the Root Cryptographic Key Pairs and the associated Root Certification Authorities held by OISTE, subject to the terms and conditions set forth in the Collaboration Agreement.

b.	WISeKey SA is the technical manager of the OISTE foundation for Global Cryptographic ROOTS Key, the global certification authorities as well as the digital certificates for people, servers and objects as well as the storage of the four Global Cryptographic ROOTS Key in WISeKey SA’s Data Centre Bunker.

Those professional services and storage facilities are against a payment of a fee specified in the Collaboration Agreement dated June 20, 2018.

c.	WISeKey SA is appointed as operator with an exclusive for the duration of this Collaboration Agreement.

d.	WISeKey SA is granted a non-sublicensable worldwide license to commercially exploit the Root Cryptographic Key Pair(s) by providing certification services in conformity with the OISTE objectives. OISTE is entitled to the following yearly fees (excl taxes):

i.	Management Fee: CHF 120,000 in 4 equal instalments of CHF 30’000, due and payable at the beginning of each quarter.

ii.	License Fee: CHF 96,000 in 4 equal instalments of CHF 24’000, due and payable at the beginning of each quarter.

iii.	Royalty Fee: a certain percentage (the “Percentage”) of any certificate fees collected by WISeKey SA for the issuance of certificates to end users (the “Certificate Fees”) on any given year since the signature of this collaboration agreement (each, a “Contract Year”). The Percentage shall be 2.50%, to be reduced by 0.25% for each tranche of Certificate Fees of CHF 1’000’000 in any given Contract Year, until it reaches 1.50%:

1.	CHF 1’000’000 at 2.50% = CHF 25’000.00

2.	CHF 2’000’000 at 2.25% = CHF 45’000.00

3.	CHF 3’000’000 at 2.00% = CHF 60’000.00

4.	CHF 4’000’000 at 1.75% = CHF 70’000.00

5.	CHF 5’000’000 at 1.50% = CHF 75’000.00

In the years ended December 31, 2024, December 31, 2023 and December 31, 2022, OISTE invoiced WISeKey SA respectively CHF 280,000 (USD 308,746), CHF 288,167.90 (USD 320,729) and CHF 240,000 (USD 251,573).

In 2024, 2023 and 2022, WISeKey SA and WISeKey International Holding Ltd charged OISTE fees of, respectively, CHF 161,307 (USD 183,876), CHF 116,774 (USD 129,969) and for the facilities and personnel hosted by WISeKey SA and WISeKey International Holding Ltd on behalf of OISTE.

Transactions with Senior Management

As at December 31, 2023, the Company owed Carlos Moreira CHF 356,250, which consisted of accrued bonuses in relation to fiscal year 2023. This was paid to Mr. Moreira by the Company in January 2024.

As at December 31, 2023, the Company owed Peter Ward CHF 248,480, which consisted of accrued bonuses in relation to fiscal year 2023. This was paid to Mr. Ward by the Company in January 2024.

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

Employment of Mr. Moreira’s family members

Two sons, a daughter and a daughter-in-law of Carlos Moreira are each employed by a subsidiary of the Company.

Severance/termination compensation to executive directors

Should Carlos Moreira be terminated without cause, he would be entitled to severance payment calculated as:

(i) twenty-four months’ salary if he is not entitled to unemployment benefits,

(ii) twelve months’ salary if he is entitled to employment benefits,

(iii) one additional payment equivalent to 15 days salary for each year of completed service to WISeKey, a maximum of two weeks accrued but unused annual leave (but not accrued or other unused sick leave or any other leave),

(iv) the counter value of six months plus one additional month of all other bonuses or benefits.

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

Also, should WISeKey terminate Mr. Moreira’s employment contract for reasons other than engaging in an act of dishonesty, fraud, or any act of malfeasance or moral turpitude, WISeKey will, unless refused by Mr. Moreira:

(i) provide the services from a leading and international outplacement company in the region of WISeKey’s headquarter, provide that Mr. Moreira obtains proposal from three outplacement services, and WISeKey will pay an amount equal to the average of the three proposals;

(ii) buy-back Mr. Moreira’s shares in WISeKey at the last official negotiated/capital increase price plus a premium of twenty-five percent (25%).

Should John O’Hara be terminated, he would be entitled to the payment of his unused annual leave and a severance payment calculated as nine months’ salary and bonus. Under certain conditions, WISeKey would also provide Mr. O’Hara with the services from a leading and international outplacement company in the region of WISeKey’s headquarters.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers. The indemnification agreements would require, and our Articles require, us to indemnify our directors and executive officers to the fullest extent permitted by law.

Related-Party Transactions Policy

Swiss law does not have a specific provision regarding conflicts of interest. However, the Swiss Code of Obligations (“CO”) contains a provision that requires our directors and executive management to safeguard the company’s interests and imposes a duty of loyalty and duty of care on our directors and executive management. This rule is generally understood to disqualify directors and executive management from participation in decisions that directly affect them. Our directors and executive officers are personally liable to us for breach of these provisions. In addition, Swiss law contains provisions under which directors and all persons engaged in the company’s management are liable to the company, each shareholder and the company’s creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the company’s shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm’s length, must be repaid to the company if such shareholder, director or associated person acted in bad faith.

C.	Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Financial Statements and Other Financial Information

We have appended as part of this annual report our consolidated financial statements as at December 31, 2024 starting at page F-1.

For information on our dividend policy, see Item 10.B. Memorandum and Articles of Association.

Legal Proceedings

There is currently one ongoing legal proceeding against a subsidiary of SEALSQ, SEALSQ France SAS, concerning the control of export customs declarations by the Direction générale des douanes et droits indirects (French customs and excise department).

Following an open hearing conducted on January 25, 2024, a report was subsequently signed on April 30, 2024, by the customs authorities and SEALSQ France SAS, regarding export forms filed with French customs in relation to dual-use goods. The case was handled by the French Tax & Customs Litigations Committee (“Committee”) of the Central Customs Administration (“Administration”) in Paris. A hearing with the Committee of the Administration on January 13, 2025, led to a resolution of the dispute. The Administration decided to finally settle its legal action against SEALSQ France SAS by agreeing to a settlement amount of EUR 90,000, which was signed by SEALSQ France SAS on February 3, 2025.

Except as disclosed above, the Company is not involved in any legal proceedings.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

For further information on any significant changes that have occurred since the date of our annual financial statements, see Item 5. Operating and Financial Review and Prospects.

Item 9.	The Listing

A.	Listing Details

A discussion of the listing details can be found under “Markets” below.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Class B Shares have been trading under the symbol “WIHN” on the SIX since March 2016. Our ADSs were quoted on the OTCQX under the symbol “WIKYY” from May 2018 until December 2018 and have been traded on the NASDAQ Capital Market since December 2019 under the symbol “WKEY.”

Our Class B Shares, par value CHF 0.10 per share issued and outstanding, have been trading under the symbol “WIHN” on the SIX since March 2016. Our ADSs were quoted on the Over-the-Counter market under the symbol “WIKYY” from May 2018 until December 2018 and have been traded on the NASDAQ Capital Market since December 2019 under the symbol “WKEY.”

On April 15, 2025, the closing price of our Class B Shares on the SIX was CHF 6.41 per share and the closing price of the ADS on the NASDAQ Capital Market was USD 3.93 per ADS.

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

Class A Shares have a par value (CHF 0.01 per share) that is ten times lower than the par value of Class B Shares (CHF 0.10 per share). While dividends and other distributions are made proportionally to the par value of the respective shares, each Class A Share and each Class B Share carries one vote at a general meeting of shareholders, irrespective of the difference in par value of Class A Shares and Class B Shares.

Approval of matters at general meetings of shareholders requires a majority of the shares present or represented on the basis of one vote per share (each Class A Share and each Class B Shares having one vote) except that certain matters require approval by a majority of the par value of the shares present or represented at the general meeting (each Class A Share having a par value of CHF 0.01 per share and each Class B Share having a par value of CHF 0.10 per share).

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

Class B Shares

The Class B Shares are registered shares with a par value of CHF 0.10 each. The Class B Shares are fully paid-up. Except for 1,767 Class B Shares, which have been issued in certificated form and not been dematerialized as of the date hereof, the Class B Shares have been issued in uncertificated form in accordance with article 973c of the CO as uncertificated securities (Wertrechte), which have been entered into the main register of the SIS and constitute intermediated securities within the meaning of the FISA. In accordance with article 973c of the CO, we maintain a register of uncertificated securities (Wertrechtebuch).

So long as our shares constitute intermediated securities within the meaning of the FISA, the person deemed to be the holder of any share will be the person holding such share in a securities account in his, her or its own name or, in the case of intermediaries, the intermediary holding such share in a securities account that is in his, her or its name. No share certificates will be issued and share certificates will not be available for individual physical delivery. A shareholder may, however, at any time request us to deliver an attestation of the number of shares held by him, her or it, as reflected in the share register.

So long as our shares constitute intermediated securities within the meaning of the FISA, shares may be transferred by crediting the relevant transferred shares to a securities account of the transferee or as otherwise permitted under applicable law. Class B Shares traded on the SIX will settle and clear through SIS.

Ordinary Capital Increase, Conditional Share Capital and Capital Band

Under Swiss law, we may increase our share capital (Aktienkapital) with a resolution of the general meeting of shareholders (“ordinary capital increase”) that must be carried out by the board of directors within six months in order to become effective. Under our Articles of Association (the “Articles”), in the case of subscription and increase against payment of contributions in cash, when shareholders’ statutory pre-emptive rights are safeguarded, a resolution passed by an absolute majority of the votes present or represented at the general meeting of shareholders is required. In the case of subscription and increase against contributions in kind, when shareholders’ statutory pre-emptive rights are withdrawn or where a conversion of freely available equity into share capital is involved, a resolution passed by two-thirds of the shares present or represented at a general meeting of shareholders and the absolute majority of the par value of the shares present or represented is required.

Furthermore, under the CO, our shareholders, by a resolution passed by two-thirds of the shares present or represented at a general meeting of shareholders and the absolute majority of the par value of the shares present or represented, may authorize the Company to issue shares of an aggregate par value of up to a maximum of 50% of the share capital registered in the commercial register in the form of conditional share capital (bedingtes Aktienkapital) for the purpose of issuing shares in connection with, among other things, (1) the exercise of conversion, option, warrants and similar rights granted to third parties in connection with bonds (including convertible bonds and bonds with options), options, warrants, notes, other securities or contractual obligations newly or already issued or granted by the Company or one of our group companies or (2) grants of rights to employees, members of our board of directors or consultants or our subsidiaries to subscribe for new shares.

Under a capital band (Kapitalband), if approved by shareholders with a majority of two-thirds of the votes and the majority of the par value of the shares, each as present or represented at the general meeting, our board of directors may be granted authority to increase our share capital through the issuance of new shares within an upper limit to be specified in our Articles. The maximum statutory lower and upper limit is +/- 50% of the company’s share capital registered in the commercial register at the time the capital band is adopted. The statutory expiration date of a capital band is five years. In alignment with this provision, WISeKey has implemented a capital band ranging from CHF 320,202.36 (lower limit) to CHF 514,376.56 (upper limit). Within this band, the Board of Directors is authorized to issue to 1,618,117 new Class B Shares and cancel up to 323,623 Class B Shares repurchased for cancellation purposes. This authorization remains in effect until June 27, 2029, or until earlier complete use or expiry of the capital band. Alternatively, the increase or reduction of the par value of existing shares by up to CHF 161,811.76 and CHF 32,362.44, respectively, within the limits of the capital band, or through simultaneous reduction and re-increase of the share capital, is permissible.

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

If pre-emptive rights are granted, but not exercised, our board of directors may allocate the pre-emptive rights as it elects, subject to the particulars of the relevant shareholders’ resolution or board resolution.

With respect to our capital band, our board of directors is authorized by our Articles to withdraw or to limit the pre-emptive rights of shareholders, and to allocate them to third parties or to us or any of our group companies, in the event that the newly issued shares are used for the purpose of:

•	issuing new shares if the issue price of the new shares is determined by reference to the market price;

•	raising equity capital in a fast and flexible manner, which would not be possible, or would only be possible with great difficulty or at significantly less favorable conditions, without exclusion of the preemptive rights of the existing shareholders;

•	the acquisition of a company, part(s) of company or participations for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares;

•	broadening the shareholder constituency in certain financial or investor markets, for purposes of the participation of strategic partners including financial investors, or in connection with the listing of new shares on domestic or foreign stock exchanges;

•	granting an over-allotment option (Greenshoe) of up to 20% of the total number of shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or

•	the participation of directors, members of the executive committee, officers, employees, contractors, consultants of, or other persons performing services for the benefit of the Company or any of its group companies.

Our Conditional Share Capital

Our conditional share capital under our Articles in effect as of December 31, 2024 amounts to CHF 121,059, corresponding to 1,210,590 new Class B Shares, whereby CHF 101,059 of the conditional share capital is available for the issuance of up to 1,010,590 Class B Shares in connection with rights granted to third parties or shareholders in connection with Rights Bearing Obligations (as defined in art. 4b para. 1(a) of the Articles) and CHF 20,000, corresponding to 200,000 Class B Shares, is available for the issuance of Class B Shares in connection with the issuance of Class B Shares or Rights-Bearing Obligations granted to the members of the board of directors, members of the executive management, employees, consultants or other persons providing services to us or another company of the Group (art. 4b para. 1 (b) of the Articles).

In addition, our conditional share capital under our Articles in effect as of December 31, 2024 includes the authority to increase the share capital of the Company in an amount not to exceed CHF 4,000 by the issuance of up to 400,000 fully paid-in Class A Shares each in connection with the direct or indirect issuance of shares, options or related subscription rights to the members of the Board and members of executive management of the group.

General Meeting of Shareholders

The general meeting of shareholders is our supreme corporate body. Under Swiss law, ordinary and extraordinary general meetings of shareholders may be held. Under Swiss law, an ordinary general meeting of shareholders must be held annually within six months after the end of a corporation’s financial year. In our case, this means on or before June 30 of any calendar year.

The following powers are vested exclusively in the general meeting of shareholders:

•	adopting and amending our Articles;

•	electing the members of the board of directors, the chairman of the board of directors, the members of the nomination and compensation committee, the auditors and the independent proxy;

•	approving the management report (annual report), the annual statutory financial statements and consolidated financial statements;

•	approving the appropriation of earnings, including the payments of dividends and any other distributions of capital to shareholders;

•	determining any interim dividend and approving interim statutory financial statements required for such purposes;

•	resolving the repayment of statutory capital reserves;

•	consolidating shares (“reverse stock split”);

•	granting discharge of the members of the board of directors and the members of the executive management from liability for their business conduct during the previous fiscal year;

•	ratifying the maximum aggregate amounts of compensation of the board of directors and the executive management team;

•	delisting our shares;

•	adopting any other resolutions that are reserved to the general meeting of shareholders by law or the Articles or that are submitted to the general meeting of the shareholders by the Board (unless the relevant matter is within the exclusive competence of the board of directors pursuant to Swiss law).

An extraordinary general meeting of shareholders may be called by a resolution of the board of directors or, under certain circumstances, by our auditor. In addition, the board of directors is required to convene an extraordinary general meeting of shareholders if, according to our current Articles, shareholders representing at least 5% of the share capital request such general meeting of shareholders in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. Upon such a shareholder request, the board of directors must make the publication necessary to convene a general meeting within 60 calendar days. If it appears from the annual stand-alone statutory balance sheet that half of the sum of our share capital, the non-distributable statutory capital reserves and the statutory profit reserves are not covered by our assets, the board of directors is required to take measures to remedy the capital loss situation of the company, where necessary take further measures to effect a financial restructuring of the company or request the general meeting to approve such measures as are within its authority.

Voting and Quorum Requirements

Dual Class Voting Rights

Each share carries one vote at a general meeting of shareholders, irrespective of the difference in par value of Class A Shares (CHF 0.01 per share) and Class B Shares (CHF 0.10 per share). Our Class A Shares have a lower par value (CHF 0.01) than our Class B Shares (CHF 0.10) but have same voting right as the higher par value Class B Shares, namely one (1) vote per share. This means that, relative to their respective per share contribution to the Company’s capital, the holders of our Class A Shares have a greater relative per share voting power than the holders of our Class B Shares for matters that require approval on the basis of a specified majority of shares present at the shareholders meeting.

Some matters however, as further described below under “Voting Requirements,” require a vote on the basis of par value associated with the shares present at the meeting. To the extent shareholder resolutions require, as the relevant majority standard, a majority of the par value of the shares present at the meeting, Class A Shares have less voting power than Class B Shares.

Voting rights may be exercised by registered shareholders or by a duly appointed proxy of a registered shareholder or nominee, which proxy need not be a shareholder up to a specific qualifying day before the relevant general meeting (the “Record Date”) designated by the board of directors.

The Articles do not limit the number of shares that may be voted by a single shareholder. Holders of treasury shares, whether ours or one of our majority-owned subsidiaries, will not be entitled to vote at general meetings of the shareholders.

Voting Requirements

Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of an absolute majority of the votes represented (in person or by proxy) at a general meeting of shareholders (each Class A Share and each Class B Share having one vote), unless otherwise stipulated by law or our Articles. The following matters require approval by a majority of the par value of the shares present or represented at the general meeting (each Class A Share having a par value of CHF 0.01 per share and each Class B Share having a par value of CHF 0.10 per share):

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

Under Swiss corporate law and our Articles, approval by two-thirds of the shares present or represented at the meeting, and by the absolute majority of the par value of the shares present or represented is required for:

•	amending our corporate purpose;

•	consolidating shares (“reverse stock split”);

•	increasing the share capital out of equity, against contributions in kind or for the purpose of acquiring specific assets and granting specific benefits;

•	limiting or withdrawing shareholder’s pre-emptive rights;

•	creating a capital band or conditional share capital;

•	restricting the transferability of registered shares or cancellation of such restriction;

•	creating or cancelling shares with preference rights;

•	changing the currency in which the share capital is currently denominated;

•	introducing a casting vote for the Chairman at the general meeting;

•	introduction a provision in our Articles allowing general meetings to be held abroad;

•	delisting our shares;

•	relocating our registered office;

•	introducing an arbitration clause in our Articles;

•	restricting the exercise of the right to vote or the cancellation thereof;

•	resolving on our dissolution or liquidation; and

•	transactions among corporations based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of 2003, as amended (the “Swiss Merger Act”) including a merger, demerger or conversion of a corporation.

In accordance with Swiss law and generally accepted business practices, our Articles do not provide attendance quorum requirements generally applicable to general meetings of shareholders.

Notice

General meetings of shareholders must be convened by the board of directors at least 20 calendar days before the date of the meeting. The general meeting of shareholders is convened by way of a notice appearing in our official publication medium, the Swiss Official Gazette of Commerce. Registered shareholders may also be notified in writing. The notice of a general meeting of shareholders must state the items on the agenda, the proposals to be acted upon and, in case of elections, the names of the nominated candidates. No resolutions may be passed at a shareholders meeting concerning agenda items for which proper notice was not given. This does not apply, however, to proposals made during a shareholders meeting to convene an extraordinary shareholders meeting or to initiate a special investigation. No previous notification will be required for proposals concerning items included on the agenda or for debates as to which no vote is taken. Under the CO, a general meeting of shareholders for which a notice of meeting has been duly published may not be adjourned without publishing a new notice of meeting.

Agenda Requests

Pursuant to Swiss law, one or more shareholders whose combined shareholdings represent 0.5 per cent of the share capital or the voting rights may request that an item be included in the agenda for a general meeting of shareholders.

According to our current Articles, the shareholder’s request must be received by us at least forty-five (45) calendar days in advance of the meeting to be timely. No previous notification will be required for proposals concerning items included on the agenda or for debates as to which no vote is taken.

Our business report, including the Company’s financial information, the compensation report and the auditor’s reports thereon must be made available for inspection by the shareholders at our registered office no later than 20 calendar days prior to the ordinary general meeting. Shareholders of record must be notified of this in writing.

Dividends and Other Distributions

We have never declared or paid cash dividends to our shareholders and we do not intend to pay cash dividends in the foreseeable future.

On July 9, 2019, we commenced a public Class B share repurchase program, which we completed on July 7, 2022. During this program, through different transactions, we repurchased an aggregate of 21,486 Class B Shares (whose par value, at the time, was CHF 2.50), either directly as Class B Shares or indirectly by repurchasing ADSs, for a total purchase value of CHF 1,471,609 at an average purchase price of CHF 68.50 per Class B share. Shares and ADSs repurchased under our repurchase program may be used as consideration in potential future M&A transactions and for (1) our existing employee share incentive program, (2) convertible loans entered into by us and (3) on-demand equity lines available to us. The maximum aggregate amount of Class B Shares, including ADSs, that we could have repurchased under the Class B share repurchase program was 73,656 registered Class B shares (whose par value, at the time, was CHF 2.50 each).

On April 27, 2023, during an extraordinary general meeting of WISeKey, WISeKey’s shareholders approved the distribution of 20% of the outstanding ordinary shares, par value USD 0.01 each, of SEALSQ Corp (“SEALSQ”), a subsidiary of WISeKey, to holders of WISeKey Class B Shares, including holders of WISeKey ADSs, and to holders of WISeKey Class A Shares, to be made in the form of a special dividend in kind (the “Special Dividend”) out of the WISeKey’s capital contribution reserves booked in its statutory standalone financial statements as of December 31, 2021. The effective distribution of the Special Dividend occurred on May 23, 2023.

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

Under Swiss law, we may pay dividends only if we have sufficient distributable profits brought forward from the previous business years, or if we have distributable reserves, each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law and the Articles have been deducted. Under certain conditions, we may also distribute interim dividends out of profit of the current business year,. Dividends and other distributions are made relative to nominal value of the shares.

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

Distributable reserves are booked either as “retained earnings” (Bilanzgewinn; Gewinnvortrag) or as reserves from capital contributions (Kapitaleinlagereserven). Under Swiss law, 5% of our annual profit must be allocated to the statutory profit reserves until statutory capital reserves and statutory profit reserves amount to 50% of the share capital recorded in the commercial register (i.e., 50% of the aggregate par value of our issued capital). The CO permits us to accrue additional general reserves. Further, a purchase of our own shares (whether by us or a subsidiary) reduces the equity and thus the distributable dividends in an amount corresponding to the purchase price of such own shares. Finally, the CO under certain circumstances requires the creation of revaluation reserves which are not distributable.

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

Inspection of Books and Records

Under the CO, a shareholder has a right to inspect our share register with respect to his, her or its own shares and otherwise to the extent necessary to exercise his, her or its shareholder rights. No other person has a right to inspect our share register. Our books and correspondence may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of our business secrets. The shareholders representing together at least 5% of the share capital or voting rights may also inspect our books and correspondence, subject to similar conditions.

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

Swiss corporations may be acquired by an acquirer through the direct acquisition of shares. The Swiss Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger if the acquirer controls 90% of the outstanding shares. In these limited circumstances, minority shareholders of the corporation being acquired may be compensated in a form other than through shares of the acquiring corporation (for instance, through cash or securities of a parent corporation of the acquiring corporation or of another corporation).

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

In addition, under Swiss law, the sale of all or substantially all of our assets may be construed as a de facto dissolution of our company, and consequently require the approval of two-thirds of the shares present or represented at a general meeting of shareholders and the absolute majority of the par value of the shares present or represented. Whether a shareholder resolution is required depends on the particular transaction, whereas the following circumstances are generally deemed relevant in this respect:

•	a core part of the company’s business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;

•	the company’s assets, after the divestment, are not invested in accordance with the company’s statutory business purpose; and

•	the proceeds of the divestment are not earmarked for reinvestment in accordance with the company’s business purpose but, instead, are intended for distribution to the company’s shareholders or for financial investments unrelated to the company’s business.

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

Board of Directors

Our Articles provide that our Board of Directors (the “Board”) shall consist of a minimum of three directors and a maximum of twelve directors.

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

Conflict of Interest, Management Transactions

According to Swiss law, directors and the executive management are required to inform the board of directors about conflicts of interests concerning them. The board of directors is furthermore required to take measures in order to protect the interests of the Company. More generally, the CO contains a provision that requires our directors and executive management to safeguard the company’s interests and imposes a duty of loyalty and duty of care on our directors and executive management. This rule is generally understood to disqualify directors and executive management from participation in decisions that directly affect them. Our directors and executive officers are personally liable to us for breach of these provisions. In addition, Swiss law contains provisions under which directors and all persons engaged in the company’s management are liable to the company, each shareholder and the company’s creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the company’s shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm’s length, must be repaid to the company if such shareholder, director or associated person acted in bad faith.

Principles of the Compensation of the Board of Directors and the Executive Management

We are subject to the rules on excessive compensation in listed companies included in the CO (the “Excessive Compensation Rules”) and the Directive on Information Relating to the Corporate Governance issued by the SIX (the “Corporate Governance Directive”). The Excessive Compensation Rules require a “say on pay” approval mechanism for the compensation of the Board and the Executive Management pursuant to which the shareholders must vote on the compensation of the Board and the Executive Management on an annual basis. In accordance therewith, the Articles provide that the general meeting of shareholders must, each year, vote separately on the proposals by the Board regarding the maximum aggregate amounts of:

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

The Excessive Compensation Rules further require us to set forth in our Articles the principles for the determination of the compensation of the Board and the Executive Management. These principles have been included in the Articles as described further below.

The Excessive Compensation Rules also contains compensation disclosure rules. Pursuant to these rules, we are required to prepare an annual compensation report. The compensation report will, among other things, include the compensation of the members of the Board on an aggregate and on an individual basis and of the members of the Executive Management on an aggregate basis as well as the amount for the highest paid member of the Executive Management.

Pursuant to the Corporate Governance Directive, we are required to disclose basic principles and elements of compensation and shareholding programs for both acting and former members of the Board and the Executive Management as well as the authority and procedures for determining such compensation.

In accordance with the Excessive Compensation Rules, the Articles provide that loans may be granted to members of the Board and the Executive Management, provided such loans are granted at arm’s length terms. In addition, the Articles provide that we may grant to members of the Executive Management post-retirement benefits beyond the occupational benefit scheme only if such post-retirement benefits do not exceed 50% of the base salary in the fiscal year immediately preceding the retirement.

The Excessive Compensation Rules generally prohibit certain types of compensation payments to the members of the board of directors, the Executive Management and the advisory board of listed companies, taking the form of severance pay, advance compensation (e.g. advance salary payments), incentive payments for certain acquisition transactions, loans, credits and pension benefits not based on occupational pension schemes, and performance-based compensation not provided for in the articles of association as well as equity securities and conversion and option rights awards not provided for in the articles of association.

Board of Directors

The Articles set out the principles for the elements of the compensation of the members of the Board. The compensation of non-executive members of the Board consists of a fixed compensation and may consist of additional compensation elements and benefits. The compensation of the executive members of the Board may consist of fixed and variable compensation. The total compensation shall take into account the position and level of responsibility of the respective member of the Board. The general meeting of shareholders approves the proposals of the Board in relation to the maximum aggregate amount of the compensation of the Board for the term of office until the next annual general meeting of shareholders. Members of the Board who are our employees do not receive compensation for Board service. Consequently, Carlos Moreira, and John O’Hara, the only members of the Board who are also members of the executive management and/or employees of the Group, do not receive compensation for their Board service.

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

Notification and Disclosure of Substantial Share Interests

Under the applicable provisions of the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 2015, or the Financial Market Infrastructure Act (“FMIA”), persons who directly, indirectly or in concert with other parties acquire or dispose of our shares, purchase rights or obligations relating to our shares (the “Purchase Positions”) or sale rights or obligations relating to our shares (the “Sale Positions”), and thereby, directly, indirectly or in concert with other parties reach, exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 331⁄3%, 50% or 662⁄3% of our voting rights (whether exercisable or not) must notify us and the Disclosure Office of the SIX of such acquisition or disposal in writing within four trading days. Within two trading days of the receipt of such notification, we must publish such information via the SIX’s electronic publishing platform. For purposes of calculating whether a threshold has been reached or crossed, shares and Purchase Positions, on the one hand, and Sale Positions, on the other hand, may not be netted. Rather, the shares and Purchase Positions and the Sale Positions must be accounted for separately and may each trigger disclosure obligations if the respective positions reach, exceed or fall below one of the thresholds. In addition, actual share ownership must be reported separately if it reaches, exceeds or falls below one of the thresholds.

Mandatory Bid Rules

Pursuant to the applicable provisions of the FMIA, any person that acquires shares of a listed Swiss company, whether directly or indirectly or acting in concert with third parties, which shares, when taken together with any other shares of such company held by such person (or such third parties), exceed the threshold of 33 1/3% of the voting rights (whether exercisable or not) of such company, must make a takeover bid to acquire all the other newly issued shares of such company. A company’s articles of association may either eliminate this provision of the FMIA or may raise the relevant threshold to 49% (“opting-out” or “opting-up”, respectively).

We have an opting-out provision in Article 6 para. 9 of our Articles. Accordingly, an acquirer of Shares is not obliged to make a public offer pursuant to Articles 135 and 163 of the Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading.

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

Comparison of Shareholder Rights

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
Mergers and similar arrangements

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.	Under Swiss law, with certain exceptions, a merger or a division of the corporation or a sale of all or substantially all of the assets of a corporation must be approved by two-thirds of the shares represented at the relevant general meeting of shareholders as well as the absolute majority of the par value of the shares represented at such shareholders’ meeting. A shareholder of a Swiss corporation participating in a statutory merger or demerger pursuant to the Swiss Merger Act can file an appraisal right lawsuit against the surviving company. As a result, if the consideration is deemed “inadequate,” such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that such shareholder receives the fair value of the shares held by such shareholder. Swiss law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of the voting rights without a vote by shareholders of such subsidiary, if the shareholders of the subsidiary are offered the payment of the fair value in cash as an alternative to shares.

Shareholders’ suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may, to a limited extent, have a similar effect. An appraisal lawsuit won by a shareholder can be acted upon by any person who has the same legal status as the claimant. Also, a shareholder is entitled to bring suit against directors for breach of, among other things, their fiduciary duties and claim the payment of damages. However, unless the company is subject to bankruptcy proceedings, or if the relevant shareholder can demonstrate having suffered a loss in a personal capacity, a shareholder will only be allowed to ask for payment of damages to the corporation. Under Swiss law, the winning party is generally entitled to recover attorneys’ fees incurred in connection with such action, provided, however, that the court has discretion to permit the shareholder whose claim has been dismissed to recover attorneys’ fees incurred to the extent he acted in good faith.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Shareholder vote on board and management compensation

Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.	Pursuant to specific provisions contained in the CO on excessive compensation in listed stock corporations, the general meeting of shareholders has the non-transferable right, amongst others, to have a binding vote each year on the compensation due to the board of directors, executive management and advisory boards.

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

•      any breach of a director’s duty of loyalty to the corporation or its shareholders;

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

Nevertheless, a corporation may enter into and pay for directors’ and officers’ liability insurance which typically covers negligent acts as well.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Directors’ fiduciary duties

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

At any general meeting of shareholders any shareholder may put proposals to the meeting if the proposal is part of an agenda item. Unless the articles of association provide for a lower threshold or for additional shareholders’ rights:

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

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.	Cumulative voting would be permitted under Swiss corporate law; however, we are not aware of any company that has cumulative voting. An annual individual election of all members of the board of directors for a term of office of one year (i.e. until the end of the following annual general meeting) is mandatory for listed Swiss companies.

Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	A Swiss corporation may remove, with or without cause, any director at any time with a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. The articles of association may require the approval by a qualified majority of the shares represented at a meeting for the removal of a director.

Transactions with interested shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting stock within the past three years.	No such specific rule applies to a Swiss corporation.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Dissolution; Winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

A dissolution and winding up of a Swiss corporation requires the approval by two-thirds of the shares represented as well as the absolute majority of the par value of the shares represented at a general meeting of shareholders passing a resolution on such dissolution and winding up. The articles of association may increase the voting thresholds required for such a resolution.

Variation of rights of shares

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.	A Swiss corporation may modify the rights of a classes of shares with (1) a resolution passed by an absolute majority of the shares represented at the general meeting of shareholders and (2) a resolution passed by an absolute majority of the shares represented at the special meeting of the affected preferred shareholders. The issuance of shares that are granted more voting power requires the approval by two-thirds of the shares represented as well as the absolute majority of the par value of the shares represented at the relevant general meeting of shareholders.

Amendment of governing documents

A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	The articles of association of a Swiss corporation may be amended with a resolution passed by an absolute majority of the shares represented at such meeting, unless otherwise provided in the articles of association. There are a number of resolutions, such as an amendment of the stated purpose of the corporation and the introduction of a capital band and conditional capital, that require the approval by two-thirds of the votes and an absolute majority of the par value of the shares represented at a shareholders’ meeting. The articles of association may increase the voting thresholds.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Inspection of books and records

Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Swiss corporation may only inspect books and records if the general meeting of shareholders or the board of directors approved such inspection and only if confidential information possessed by a corporation is protected. Shareholders representing together at least 5% of the share capital or voting rights may also inspect books and records, provided confidential information is protected. A shareholder is only entitled to receive information to the extent required to exercise such shareholders’ rights, subject to the interests of the corporation. The right to inspect the share register is limited to the right to inspect that shareholder’s own entry in the share register.

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

Payments out of the Company’s stated share capital (in other words, the aggregate par value of the Company’s registered share capital) in the form of dividends are not allowed; payments out of stated share capital may be made by way of a capital reduction only. Dividends may be paid only from the profits brought forward from the previous business years or if the Company has distributable reserves, each as will be presented on the Company’s audited annual stand-alone financial statements. The dividend may be determined only after the allocations to reserves required by the law and the articles of association have been made.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Creation and issuance of new shares

All creation of shares requires the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.

All creation of shares requires a shareholders’ resolution. Shares can be issued by the board of directors on the basis of a capital band, to be created by shareholder resolution with a majority of two-thirds of the votes and the majority of the par value of the shares, each as represented at the general meeting (subject to certain statutory limitations; the term of the capital band is at a maximum five years, and the upper limit of the capital band is capped at 50% of the share capital registered in the commercial register at the time the capital band is adopted). Conditional share capital is the underlying for shares issued upon the exercise of options and conversion rights related to debt instruments issued by the board of directors or such rights issued to employees. The amount of conditional share capital is capped at 50% of the share capital registered in the commercial register at the time the conditional share capital is adopted.

Pre-emptive rights

Under the Delaware General Corporate Law, no shareholder shall have any pre-emptive right to subscribe to an additional issue of shares or to any security convertible into such shares unless, and except to the extent that, such right is expressly granted to such shareholder in the corporation’s certificate of incorporation.

Under Swiss corporation law, shareholders have pre-emptive rights to subscribe for new issuances of shares in proportion to the respective par values of their holdings. Under certain circumstances, shareholders limit or withdraw, or authorize the board of directors to limit or withdraw, pre-emptive rights or advance subscription rights in certain circumstances. However, limitation or withdrawal of shareholders’ pre-emptive rights can only be decided for valid reasons. Preventing a particular shareholder to exercise influence over the company is generally believed not to be a valid reason to limit or withdraw shareholders’ pre-emptive rights.

C.	Material Contracts

COVID-19 Credit Facility with UBS SA

On March 26, 2020, two members of the Group, WISeKey International Holding Ltd and WISeKey SA, entered into the COVID-19 loans to borrow funds under the Swiss Government supported COVID-19 Credit Facility with UBS SA. Under the terms of the Agreement, UBS has lent such Group members a total of CHF 571,500. The loans are repayable in full by March 30, 2028, as amended, being the eighth anniversary of the date of deposit of the funds by UBS. Semi-annual repayments have started since March 31, 2022, and will be spread on a linear basis over the remaining term. Full repayment of the loans is permitted at any time. The interest rate is determined by Swiss COVID-19 Law and currently the COVID-19 loans carry an interest rate of 0%. There were no fees or costs attributed to the COVID-19 loans and as such there is no debt discount of debt premium associated with the loan facility.

Under the terms of the loans, the relevant companies are required to use the funds solely to cover the liquidity requirements of the Group. In particular, the Group cannot use the funds for the distribution of dividends and directors’ fees as well as the repayment of capital contributions, the granting of active loans; refinancing of private or shareholder loans; the repayment of intra-group loans; or the transfer of guaranteed loans to a group company not having its registered office in Switzerland, whether directly or indirectly linked to applicant.

During the year ended December 31, 2024, the loans accrued interest in a total amount of CHF 2,476 (USD 2,730 at closing rate) and WISeKey repaid CHF 46,600 out of the loans, bringing the total repayment to date to CHF 432,800 (USD 477,234 at closing rate). Therefore, as at December 31, 2024, the outstanding balance on the loans was CHF 138,700 (USD 152,940).

Warrants Issued to Global Tech Opportunities 8

In connection with an Agreement for the Issuance and Subscription of Convertible Notes WISeKey entered into with GTO on December 8, 2020, the Company granted GTO warrants to acquire Class B Shares at an exercise price of the higher of (a) 120% of the 5-trading day VWAP of the Class B Shares on the SIX Swiss Stock Exchange over the 5 trading days immediately preceding the relevant subscription request and (b) CHF 75. The number of warrants granted at each tranche subscription was calculated as 15% of the principal amount of each subscription divided by the GTO Warrant Exercise Price. Each warrant agreement has a 5-year exercise period starting on the relevant subscription date. As at December 31, 2024, a total of 26,380 warrants have been issued for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the GTO Warrants as at December 31, 2024 is 26,380 Class B Shares. The GTO Warrants may be exercised by GTO at any time until the fifth anniversary of their respective grant at the GTO Warrant Exercise Price. The Class B Shares issued to GTO in connection with the GTO Warrants would be issued out of the Company’s conditional share capital or capital band without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the GTO Warrants will dilute the Company’s shareholders’ interests in the Company.

Warrants Issued to L1

In connection with an Agreement for the Subscription of up to $22M Convertible Notes (the “L1 Facility”) WISeKey entered into with L1 Capital Global Opportunities Master Fund (“L1”), as amended on September 27, 2021 and March 3, 2022, the Company granted L1 the option to acquire Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WISeKey Class B Share (“WIHN Class B Share”) on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 250 (the “L1 Warrant Exercise Price”). The number of warrants granted at each tranche subscription is calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. As at December 31, 2024, a total of 98,231 warrants (the “L1 Warrants”) have been issued for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the L1 Warrants as at December 31, 2024 is 98,231 Class B Shares. The L1 Warrants may be exercised by L1 at any time until the third anniversary of their respective grant at the L1 Warrant Exercise Price. The Class B Shares issued to L1 in connection with the L1 Warrants would be issued out of the Company’s conditional share capital or capital band without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the L1 Warrants will dilute the Company’s shareholders’ interests in the Company.

Warrants Issued to Anson

In connection with an Agreement for the Subscription of up to $22M Convertible Notes (the “Anson Facility”) WISeKey entered into with Anson Capital Global Opportunities Master Fund (“Anson”), as amended on September 27, 2021 and March 3, 2022, the Company granted Anson the option to acquire Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WISeKey Class B Share (“WIHN Class B Share”) on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 250 (the “Anson Warrant Exercise Price”). The number of warrants granted at each tranche subscription is calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. As at December 31, 2024, a total of 72,404warrants (the “Anson Warrants”) have been issued for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Anson Warrants as at December 31, 2024 is 72,404 Class B Shares. The Anson Warrants may be exercised by Anson at any time until the third anniversary of their respective grant at the Anson Warrant Exercise Price. The Class B Shares issued to Anson in connection with the Anson Warrants would be issued out of the Company’s conditional share capital or capital band without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the Anson Warrants will dilute the Company’s shareholders’ interests in the Company.

Agreement for the Subscription of up to $15 million Convertible Notes with Anson

On October 23, 2024, the Group entered into a Subscription Agreement for the Subscription of up to $15M Convertible Notes with Anson, pursuant to which Anson committed to grant a loan to WISeKey for up to a maximum amount of USD 15 million divided into tranches of variable sizes, during a commitment period of 24 months ending October 22, 2026. The 2024 Anson Facility plans for an initial tranche USD 1.25 million and subsequent tranches in an aggregate principal amount or aggregate principal amounts to be agreed upon between WISeKey and Anson, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into unsecured convertible notes of USD 100,000 each that bear no interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares upon request by Anson within a period of 12 months from issuance and, in any case, no earlier than 40 days after the tranche closing and no later than at the expiry of the 12 months. For each tranche, the conversion price is determined as the lower of (i) a Fixed Conversion Price set at a premium of 100% to the daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange on the trading day prior to the date of completion of each tranche, and (ii) 94% of the lowest daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date. The conversion of the subscriptions under the 2024 Anson Facility into Class B Shares will dilute the Company’s shareholders’ interest in the Company. During the year ended December 31, 2024, WISeKey made one subscription under the 2024 Anson Facility in an amount of USD 1.25 million, the 2024 Anson Initial Tranche. In the year ended December 31, 2024, Anson converted a total of USD 1,24 million out of the 2024 Anson Initial Tranche, resulting in the delivery of a total of 344,598 WIHN Class B Shares. As at December 31, 2024, there were no unconverted convertible notes and the outstanding 2024 Anson Facility available was USD 13.75 million. As at December 31, 2024, the estimated maximum number of Class B Shares deliverable under the 2024 Anson Facility is 690,923 Class B Shares at a conversion price of CHF 18.048 per Class B Share (calculated based on the closing price of a Class B Share on the SIX on December 30, 2024 of CHF 19.20 discounted by 6%). Note that the actual price at which Anson may convert each tranche under the Anson Facility is subject to change, and, therefore, the number of Class B Shares deliverable to Anson may vary.

Agreement for the Subscription of up to $15 million Convertible Notes with L1

On October 23, 2024, the Group entered into a Subscription Agreement for the Subscription of up to $15M Convertible Notes with L1, pursuant to which L1 committed to grant a loan to WISeKey for up to a maximum amount of USD 15 million divided into tranches of variable sizes, during a commitment period of 24 months ending October 22, 2026. The 2024 L1 Facility plans for an initial tranche USD 1.25 million and subsequent tranches in an aggregate principal amount or aggregate principal amounts to be agreed upon between WISeKey and L1, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into unsecured convertible notes of USD 100,000 each that bear no interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares upon request by L1 within a period of 12 months from issuance and, in any case, no earlier than 40 days after the tranche closing and no later than at the expiry of the 12 months. For each tranche, the conversion price is determined as the lower of (i) a Fixed Conversion Price set at a premium of 100% to the daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange on the trading day prior to the date of completion of each tranche, and (ii) 94% of the lowest daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date. The conversion of the subscriptions under the 2024 L1 Facility into Class B Shares will dilute the Company’s shareholders’ interest in the Company. During the year ended December 31, 2024, WISeKey made one subscription under the 2024 L1 Facility in an amount of USD 1.25 million, the 2024 L1 Initial Tranche. In the year ended December 31, 2024, L1 converted a total of USD 1,24 million out of the 2024 L1 Initial Tranche, resulting in the delivery of a total of 344,598 WIHN Class B Shares. As at December 31, 2024, convertible notes in an aggregate amount of USD 10,000 remained unconverted and the outstanding 2024 L1 Facility available was USD 13.75 million. As at December 31, 2024, the estimated maximum number of Class B Shares deliverable under the 2024 L1 Facility is 691,425 Class B Shares at a conversion price of CHF 18.048 per Class B Share (calculated based on the closing price of a Class B Share on the SIX on December 30, 2024 of CHF 19.20 discounted by 6%). Note that the actual price at which L1 may convert each tranche under the L1 Facility is subject to change, and, therefore, the number of Class B Shares deliverable to L1 may vary.

OISTE Collaboration Agreement

Our subsidiary, WISeKey SA and the Organisation Internationale pour la Sécurité de Transactions Electroniques (OISTE), a foundation created under Swiss law, entered into a cooperation agreement, dated June 20, 2018 (OISTE Collaboration Agreement), which amended and restated prior agreements between us and OISTE.  Under the terms of the OISTE Collaboration Agreement, we are granted a worldwide license to commercialize its Root Global Cryptographic Key Pairs or Root of Trust. Roots of Trust (RoT) is a set of functions in the trusted computing module of a computer’s operating system (OS). The RoT serves as separate computing engine controlling the trusted computing platform cryptographic processor on the PC or mobile device it is embedded in. The OISTE RoT was created in 1999 as part of a partnership with the International Telecommunication Union which is the International UN organization in charge of standards used on the Internet, IoT and mobile networks.

WISeKey uses the OISTE RoT to provide trust to its digital identity technology used to authenticate users, and encrypt and decrypt messages among users. It is also used for WISeKey’s Certify ID and WISeID technology to provide Digital Certificates for people, servers and IoT objects by providing certification technology and services in conformity with OISTE directives and standards.  The OISTE RoT is audited annually by webtrust.org. The OISTE Foundation owns and regulates the “OISTE Global Trust Model”, which includes as “Root of Trust” a number of Root Certification Authorities|, globally recognized. OISTE delegates to the Swiss company, WISeKey SA, the operation of the systems and infrastructures supporting the Trust Model. The OISTE Foundation doesn’t issue certificates to end subscribers, but grants to WISeKey a license as subordinate certification authority, allowing the delivery of Trust Services for Persons, Applications and Objects. In return for this license, we agree to pay a license fee and a royalty fee to OISTE.  In addition, the OISTE Collaboration Agreement delegates to us the technical management of the OISTE Root Global Cryptographic Key pairs, the OISTE global Root Certification Authority as well as its Digital Certificates, including the safekeeping of the OISTE Root Global Cryptographic Key Pairs in our data center bunker.  In return for this management service, we are paid a management fee by OISTE.

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

Share Purchase Agreement with L1 Capital Global Opportunities Master Fund

On July 11, 2023, SEALSQ entered into a Securities Purchase Agreement (the “L1 SPA”) with L1 pursuant to which L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes (the “L1 Notes”). The L1 Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The L1 Notes will be convertible into ordinary shares of SEALSQ Corp, partially or in full, at an initial conversion price equal to the lesser of (i) USD 30 per ordinary share and (ii) 92% of the lowest daily volume weighted average price of the ordinary shares during the ten trading days immediately preceding the notice of partial or full conversion of the L1 Note, with a floor price of USD 2.50. Additionally, per the terms of the L1 SPA, upon each tranche closing under the L1 SPA, SEALSQ will grant L1 the option to acquire ordinary shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the ordinary shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. The first tranche of USD 5 million was funded on July 12, 2023. SEALSQ issued to L1 (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “First L1 Note”), convertible into SEALSQ’s ordinary shares, and (ii) 122,908 warrants on the ordinary shares of SEALSQ with a 5-year maturity (the “First Tranche Warrant”). SEALSQ also created a capital reserve of 8,000,000 ordinary shares from its duly authorized ordinary shares for issuance under the First L1 Note and the First Tranche Warrant. During the year ended December 31, 2023, L1 converted a total of USD 4 million of the First L1 Note, resulting in the delivery of a total of 3,940,630 ordinary shares of SEALSQ, thereby diluting WISeKey’s capital ownership in SEALSQ.

On January 9, 2024, SEALSQ and L1 signed an Amendment to Securities Purchase Agreement (the “L1 Amendment”) amending some of the terms of the second tranche of USD 5 million to be issued and extending the SPA to include a third tranche of funding with a maximum aggregate principal amount of notes of up to USD 5 million and having substantially similar terms as the second tranche notes as amended. The second tranche of USD 5 million was funded on January 11, 2024 (the “Second L1 Note”). On March 1, 2024, SEALSQ and L1 signed a second Amendment to Securities Purchase Agreement (the “Second L1 Amendment”) amending some of the terms of the third tranche of USD 5 million to be issued and extending the SPA to include up to two additional tranches of funding with a maximum aggregate principal amount of notes of up to USD 5 million per tranche and having substantially similar terms as the third tranche notes as amended. The third tranche of USD 5 million was funded on March 1, 2024 (the “Third L1 Note”). During the year ended December 31, 2024, L1 converted all outstanding notes in full for a total conversion amount of USD 11 million, resulting in the delivery of a total of 21,494,587 Ordinary Shares of SEALSQ. As at December 31, 2024, there was no unconverted balance in relation to the L1 SPA, as amended. The planned use of the remaining L1 SPA will further dilute WISeKey’s capital ownership in SEALSQ.

Share Purchase Agreement with Anson Investments Master Fund

On July 11, 2023, SEALSQ entered into a Securities Purchase Agreement (the “Anson SPA”) with Anson, pursuant to which Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes (the “Anson Notes”). The Anson Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The Anson Notes will be convertible into ordinary shares of SEALSQ Corp, partially or in full, at an initial conversion price equal to the lesser of (i) USD 30 per ordinary share and (ii) 92% of the lowest daily volume weighted average price of the ordinary shares during the ten trading days immediately preceding the notice of partial or full conversion of the Note, with a floor price of USD 2.50. Additionally, per the terms of the Anson SPA, upon each tranche closing under the Anson SPA, SEALSQ will grant Anson the option to acquire ordinary shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the ordinary shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. The first tranche of USD 5 million was funded on July 12, 2023. SEALSQ issued to Anson (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “First Anson Note”), convertible into SEALSQ’s ordinary shares, and (ii) 122,908 warrants on the ordinary shares of SEALSQ with a 5-year maturity (the “First Tranche Warrant”). SEALSQ also created a capital reserve of 8,000,000 ordinary shares from its duly authorized ordinary shares for issuance under the First Anson Note and the First Tranche Warrant. During the year ended December 31, 2023, Anson converted a total of USD 4,175,000 of the First Anson Note, resulting in the delivery of a total of 3,996,493 ordinary shares of SEALSQ, thereby diluting WISeKey’s share ownership in SEALSQ. Additionally, on July 10, 2023, the Group issued 8,184 new ordinary shares of SEALSQ to Anson as a result of a share ledger correction, thus a total delivery for the year of 4,004,677 ordinary shares.

On January 9, 2024, SEALSQ and Anson signed an Amendment to Securities Purchase Agreement (the “Anson Amendment”) amending some of the terms of the second tranche of USD 5 million to be issued and extending the SPA to include a third tranche of funding with a maximum aggregate principal amount of notes of up to USD 5 million and having substantially similar terms as the second tranche notes as amended. The second tranche of USD 5 million was funded on January 10, 2024 (the “Second Anson Note”). On March 1, 2024, SEALSQ and Anson signed a second Amendment to Securities Purchase Agreement (the “Second Anson Amendment”) amending some of the terms of the third tranche of USD 5 million to be issued and extending the SPA to include up to two additional tranches of funding with a maximum aggregate principal amount of notes of up to USD 5 million per tranche and having substantially similar terms as the third tranche notes as amended. The third tranche of USD 5 million was funded on March 1, 2024 (the “Third Anson Note”). During the year ended December 31, 2024, Anson converted all notes in full for a total conversion amount of USD 10,825,000, resulting in the delivery of a total of 19,260,369 Ordinary Shares of SEALSQ. As at December 31, 2024, there was no unconverted balance in relation to the Anson SPA, as amended. The planned use of the remaining Anson SPA will further dilute WISeKey’s capital ownership in SEALSQ.

D.	Exchange Controls

There are currently no exchange controls restrictions in effect in Switzerland.

E.	Taxation

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

The following is a description of the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of our ADSs. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire, hold or dispose of ADSs. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Switzerland and the United States (the “Treaty”), all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

This discussion applies only to a U.S. Holder that holds ADSs as capital assets for U.S. federal income tax purposes. Furthermore, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including consequences for purposes of the alternative minimum tax and the potential application of the Medicare contribution tax. Furthermore, it does not address classes of U.S. holders that may be subject to special rules, such as:

•	banks, insurance companies, and certain other financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ADSs;

•	regulated investment companies or real estate investment trusts;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities or arrangements classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	persons that own or are deemed to own ten percent or more of our shares by vote or value; or

•	persons holding ADSs in connection with a trade or business conducted outside of the United States.

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADSs, who is eligible for the benefits of the Treaty and who is:

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

Taxation of Distributions

As stated above under Item 10B. Memorandum and Articles of Association, we do not intend to pay cash dividends in the foreseeable future. If we do make distributions of cash or property with respect to ADSs, subject to the passive foreign investment company rules described below, any such distributions (before reduction for any amounts withheld in respect of Swiss withholding tax), other than certain pro rata distributions of ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received with respect to ADSs by a U.S. Holder that is an individual will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends so long as (i) the ADSs are listed on NASDAQ or we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the payment of the dividends, and are not, in the year of the payment of the dividends, a passive foreign investment company as defined for U.S. federal income tax purposes (a “PFIC”). U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of Swiss income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Generally, any gain or loss resulting from foreign currency exchange fluctuations during the period from the date the dividend payment is included in a U.S. Holder’s income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for taxation as “qualified dividend income.” Such gain or loss generally will be treated as U.S.-source income to U.S. Holders.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Swiss income taxes withheld from dividends on ADSs at a rate not exceeding the rate provided by the Treaty may be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and recently issued U.S. Treasury regulations further restrict U.S. Holders’ ability to claim foreign tax credits (although the application of the regulations has been deferred pending further guidance). Dividend distributions will constitute foreign-source income and will generally constitute “passive category” income for foreign tax credit purposes. U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Swiss income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of ADSs

Subject to the passive foreign investment company rules described below, gain or loss realized on the sale or other disposition of ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Passive income generally includes interest, dividends, rents, royalties and capital gains, but generally excludes rents and royalties which are derived in the active conduct of a trade or business or are amounts received from a related person that are properly allocable to the non-passive income of such related person. Cash is generally a passive asset. For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and directly receive our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25% of the shares of such corporation by value.

We believe that we were likely a PFIC for 2024 due to the substantial amount of passive assets on our balance sheet, including cash, and a dilution of our ownership of SEALSQ in every quarter of 2024 which resulted in SEALSQ failing to qualify as a look-through subsidiary for Q4. However, there is uncertainty as to our PFIC status for 2024 due to various factors, including uncertainty with respect to the application of the related-person look-through rules. The determination of whether we are a PFIC is fact-intensive and requires the application of principles and methodologies that in some circumstances are unclear and subject to varying interpretation.  For the foregoing reasons there is also a risk that we are likely to be a PFIC for 2025, and possibly other future taxable years. However, whether we will be classified as a PFIC in 2025 or any future taxable year is uncertain because it will depend on the composition of our income and assets and the value of our assets, including goodwill, which is determined in part by reference to our market capitalization, which may fluctuate significantly over time.  Accordingly, we cannot provide any assurances regarding our PFIC status for 2025 or any future taxable year.

If a U.S. Holder owns ADSs in any year in which we are treated as a PFIC, we generally will continue to be treated as a PFIC with respect to that U.S. Holder, even if we cease to be a PFIC in subsequent years unless the U.S. Holder makes a “deemed sale” election with respect to our ADSs. Under a deemed sale election, the U.S. Holder will be deemed to have sold such ADSs at their fair market value and any gain recognized on such deemed sale will be treated as an “excess distribution,” as described below. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the ADSs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder's ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of ADSs. U.S. Holders should consult their tax advisers as to the possibility and consequences of making a deemed sale election if such election becomes available.

If a U.S. Holder owns ADSs in any year in which we are a PFIC, subject to the discussion below regarding the mark-to-market election, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the ADSs will be allocated ratably over the U.S. Holder's holding period for the ADSs. The amounts allocated to the taxable year of the disposition and to any year before we become a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on such amount. Further, to the extent that any distribution received by the U.S. Holder on its ADSs exceeds 125% of the average of the annual distributions on the ADSs received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain from the sale or other disposition of ADSs.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ADSs, provided that the ADSs are “marketable.” Our ADSs will be marketable if they continue to be regularly traded on NASDAQ or another qualified exchange. If a U.S. Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder's tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a valid mark-to-market election is made for any year in which we are a PFIC, distributions will be treated as described above under “—Taxation of Distributions” except that the preferential tax rates on dividends paid to non-corporate U.S. Holders will not apply. However, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for our ADSs because a mark-to-market election generally cannot be made for equity interests in a lower-tier PFIC unless shares of such lower-tier PFIC are themselves marketable. Accordingly, U.S. Holders should consult their tax advisers as to the availability and advisability of a mark-to-market election in their particular circumstances, as well as the impact of such election on interests in any lower-tier PFICs. Once made, the election cannot be revoked without the consent of the IRS unless the ADSs cease to be regularly traded on a qualified exchange.

We do not intend to provide the information necessary for U.S. Holders to make a “qualified electing fund” election,which if available could materially affect the tax consequences to U.S. Holders of the ownership and disposition of ADSs if we are a PFIC for any taxable year. Therefore, prospective investors should assume that a QEF election will not be available.

As discussed previously, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns ADSs during any year in which we are a PFIC, the holder generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.

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

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information With Respect to Foreign Financial Assets

A U.S. Holder who is an individual and, in certain cases, an entity, and who holds certain specified foreign financial assets (which may include the ADSs) with an aggregate value in excess of certain thresholds, is generally required to report information related to such interests by attaching a completed IRS Form 8938 (Statement of Specified Foreign Financial Assets) with such U.S. Holder’s tax return for each year in which such U.S. Holder held an interest in the specified foreign financial assets, subject to certain exceptions (including an exception for ADSs held in accounts maintained by U.S. financial institutions). Persons who are required to report foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders should consult their tax advisers regarding these information reporting requirements.

SWISS TAX CONSIDERATIONS

Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax

Non-Resident Shareholders

Holders of shares or ADSs representing our shares who are not resident in Switzerland for tax purposes, and who, during the relevant taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason (all such shareholders are hereinafter referred to as the “Non-Resident Shareholders”), will not be subject to any Swiss federal, cantonal or communal income tax on dividends and similar cash or in-kind distributions on ADSs representing our shares (including dividends on liquidation proceeds and stock dividends) (hereinafter referred to as the “Dividends”), distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of qualifying reserves from capital contributions recognized by the Swiss Federal Tax Administration (Reserven aus Kapitaleinlagen) on shares underlying the ADSs, or capital gains realized on the sale or other disposition of ADSs (see, however, paragraph 1.3 “Swiss Federal Withholding Tax” for a summary of Swiss federal withholding tax on Dividends).

Resident Private Shareholders

Individuals resident in Switzerland for tax purposes or otherwise subject to corporate or individual income taxation in Switzerland who hold their ADSs as private assets (all such shareholders are hereinafter referred to as the “Resident Private Shareholders”) are required to include Dividends, but not distributions of the nominal value of the shares underlying the ADSs based upon a capital reduction (Nennwertrückzahlungen) or paid out of qualifying reserves from capital contributions (Reserven aus Kapitaleinlagen) of the shares underlying the ADSs, in their personal income tax return and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant taxation period, including the Dividends, but not the distributions of the nominal value of the shares underlying the ADSs based upon a capital reduction (Nennwertrückzahlungen) or paid out of qualifying reserves from capital contributions (Reserven aus Kapitaleinlagen). Capital gains resulting from the sale or other dispositions of ADSs are not subject to Swiss federal, cantonal and communal income tax, and conversely, capital losses are not tax-deductible for Resident Private Shareholders. See paragraph “Domestic Commercial Shareholders” for a summary of the taxation treatment applicable to Swiss resident individuals, who, for income tax purposes, are classified as “professional securities dealers”.

Domestic Commercial Shareholders

Corporate and individual shareholders who are resident in Switzerland for tax purposes or otherwise subject to corporate or individual income taxation in Switzerland and corporate and individual shareholders who are not resident in Switzerland, and who, in each case, hold their ADSs as part of a trade or business carried on in Switzerland, in the case of corporate and individual shareholders not resident in Switzerland, through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize Dividends, distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of qualifying reserves from capital contributions (Reserven aus Kapitaleinlagen) of the shares underlying the ADSs and capital gains or losses realized on the sale or other disposition of ADSs in their income statement for the relevant taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings accumulated (including the Dividends) for such taxation period. The same taxation treatment also applies to Swiss-resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged transactions in ADSs and other securities (the shareholders referred to in this paragraph, hereinafter for the purposes of this section, as the “Domestic Commercial Shareholders”). Domestic Commercial Shareholders who are corporate taxpayers may be eligible for the participation relief (Beteiligungsabzug) in respect of Dividends and distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of qualifying reserves from capital contributions (Reserven aus Kapitaleinlagen) of the shares underlying the ADSs if the shares underlying the ADSs held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million.

Swiss Cantonal and Communal Private Wealth Tax and Capital Tax

Non-Resident Shareholders

Non-Resident Shareholders are not subject to Swiss cantonal and communal private wealth tax or capital tax.

Resident Private Shareholders and Domestic Commercial Shareholders

Resident Private Shareholders and Domestic Commercial Shareholders who are individuals are required to report their ADSs as part of their private wealth or their Swiss business assets, as the case may be, and will be subject to Swiss cantonal and communal private wealth tax on any net taxable wealth (including the ADSs), in the case of Domestic Commercial Shareholders to the extent the aggregate taxable wealth is allocated to Switzerland. Domestic Commercial Shareholders who are corporate taxpayers are subject to Swiss cantonal and communal capital tax on taxable capital to the extent the aggregate taxable capital is allocated to Switzerland. No wealth or capital tax is levied at the federal level.

Swiss Federal Withholding Tax

Dividends that the Company pays on the shares underlying the ADSs are subject to Swiss Federal withholding tax (Verrechnungssteuer) currently at a rate of 35% on the gross amount of the Dividend. The Company is required to withhold the Swiss federal withholding tax from the Dividend and remit it to the Swiss Federal Tax Administration. Distributions of the nominal value of the shares underlying the ADSs based upon a capital reduction (Nennwertrückzahlungen) or paid out of qualifying reserves from capital contributions (Reserven aus Kapitaleinlagen) are not subject to Swiss federal withholding tax.

The Swiss federal withholding tax on a Dividend will be refundable or creditable against income tax in full to a Resident Private Shareholder and to a Domestic Commercial Shareholder, who, in each case, inter alia, as a condition to refund, duly reports the Dividend in his or her individual income tax return as income or recognizes the Dividends in its income statement as earnings, as applicable.

A Non-Resident Shareholder may be entitled to a full or partial refund of the Swiss federal withholding tax on Dividend if the country of his or her residence for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the conditions of such treaty are met. Such shareholders should be aware that the procedures for claiming tax treaty benefits (and the time required for obtaining a refund) might be different from country to country. For example, a shareholder who is resident of the U.S. for the purposes of the bilateral treaty between the U.S. and Switzerland is eligible for a refund of the amount of the withholding tax in excess of the 15% treaty rate, provided such shareholder: (i) qualifies for benefits under this treaty and qualifies as beneficial owner of the Dividends; (ii) holds, directly or indirectly, less than 10% of the voting stock of the Company; (iii) does not qualify as a pension scheme or retirement arrangement for the purpose of the bilateral treaty; and (iv) does not conduct business through a permanent establishment or fixed place of business based in Switzerland to which the ADSs are attributable. Such an eligible U.S. shareholder may apply for a refund of the amount of the withholding tax in excess of the 15% treaty rate. The applicable refund request form may be filed with the Swiss Federal Tax Administration following receipt of the Dividend and the relevant deduction certificate, however no later than December 31 of the third year following the calendar year in which the Dividend was payable.

Swiss Federal Securities Transfer Tax

Any dealings in the ADSs, where a Swiss or Liechtensteinian bank or another Swiss securities dealer, as defined in the Swiss Federal Stamp Tax Act, acts as intermediary or is a party to the transaction, are, subject to certain exemptions provided for in the Swiss Federal Stamp Tax Act, subject to Swiss securities transfer tax at an aggregate tax rate of up to 0.15% of the consideration paid for such ADSs.

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

Issuance Stamp Duty

The Swiss issuance stamp duty of 1% is levied on the issuance of shares and increases in or contributions to the equity of Swiss tax resident corporations. Exemptions are available in tax neutral restructuring transactions. As a result, the issuance of shares by the Company or any other increase in its equity may be subject to the issuance stamp duty unless the equity is increased in the context of a qualifying restructuring transaction. Such issuance stamp duty will be borne by the Company.

International Automatic Exchange of Information in Tax Matters

On November 19, 2014, Switzerland signed the Multilateral Competent Authority Agreement, which is based on article 6 of the OECD/Council of Europe administrative assistance convention and is intended to ensure the uniform implementation of automatic exchange of information (the “AEOI”). The Federal Act on the International Automatic Exchange of Information in Tax Matters (the “AEOI Act”) entered into force on January 1, 2017. The AEOI Act is the legal basis for the implementation of the AEOI standard in Switzerland.

The AEOI has been introduced in Switzerland through bilateral agreements or multilateral agreements. The agreements have, and will be, concluded on the basis of guaranteed reciprocity, compliance with the principle of specialty (i.e., the information exchanged may only be used to assess and levy taxes (and for criminal tax proceedings)) and adequate data protection.

Based on such multilateral agreements and bilateral agreements and the implementing laws of Switzerland, Switzerland collects and exchanges data in respect of financial assets, including the ADSs, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in a EU member state or in a treaty state (such as the United Kingdom).

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the U.S. to facilitate the implementation of FATCA. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the U.S. and Switzerland. In September 2019, the protocol of amendment to the double taxation treaty between Switzerland and the U.S. entered into force, allowing U.S. competent authorities request all reported information on U.S. accounts in aggregate form without a declaration of consent, as well as on non-consenting non-participating financial institutions. On 8 October 2014, the Swiss Federal Council approved a mandate for negotiations with the U.S. on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities. As of the date hereof, negotiations are ongoing.

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

The table below shows the balances of our market risk sensitive instruments, which are financial instruments, as at the end of the latest fiscal year grouped by functional currency, and the expected cash flows from these instruments for each of the next five years. The contractual cash flows are presented on an undiscounted cash flow basis, including interest expense. For those instruments where the lender has the choice to settle the repayment of principal and interests in cash or in shares, we have assumed that all amounts would be repaid in cash; this table therefore shows the maximum expected cash flows. Additional details on the financial instruments considered are available in Note 22 of our consolidated financial statements for the year ended December 31, 2024.

				Expected cash flows by period
Market risk sensitive instruments (USD’000)	Net carrying amount	Principal amount and interests	Weighted average effective interest rate per annum	Total	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	More than 5 years
Debt and convertible note obligations:
- held by entities with CHF functional currency	5,409	5,409	0%	5,409	5,311	55	43	-	-	-
- held by entities with GBP functional currency	78	78	0%	78	78	-	-	-	-	-
Total contractual obligations	5,487	5,487		5,487	5,389	55	43	-	-	-

Foreign currency exchange rate risk

For information about the foreign currency exchange rate risk see Item 5.A. Operating Results.

Commodity price risk

The Company has only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw material. Our raw material inventory was USD 764,000 as at December 31, 2024. A change in those prices may affect our gross margin, however because the inventory balance is relatively small in comparison with our total assets, the Company does not enter into commodity futures, forwards or any other hedge instrument to manage fluctuations in prices of anticipated purchases.

Risk of changes in the value of investment securities

As at December 31, 2024, the Company had one unimpaired investment in securities apart from the investments in consolidated subsidiaries:

-	an investment in equity securities at cost of USD 455,422 (see Note 18 of our consolidated financial statements as at December 31, 2024)

The Company has not entered into any instrument to hedge against the fluctuation in value of this equity instrument.

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

Depositary Payments

In 2024, we did not receive any payments or reimbursements from The Bank of New York Mellon, the depositary bank of our ADS program.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to The Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, during the period covered by this report, our disclosure controls and procedures were not effective as of December 31, 2024, because of an identified material weakness in our internal control over financial reporting. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that a reasonable possibility exists that a material misstatement of the annual or interim financial statements would not be prevented or detected on a timely basis.  The material weakness identified relates to an ineffective review control to prevent or detect a misstatement which was identified by the auditor.  As a result, an adjustment was made to the additional paid-in capital and noncontrolling interest in the equity accounts by the Company prior to the issuance of the financial statements ended December 31, 2024 which did not impact upon the total equity.

The Company, with the oversight of its Audit Committee, is actively undertaking remediation efforts to address the material weakness identified above and is developing measures and controls to prevent a re-occurrence of such a deficiency in the future.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, management have concluded that, as of December 31, 2024, our internal control over financial reporting is not effective based on those criteria.

The Company, with the oversight of its Audit Committee, is actively undertaking remediation efforts to address the material weakness identified in section (a) above and is developing measures and controls to prevent a re-occurrence of such a deficiency in the future.

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

Item 16C. Principal Accounting Fees and Services

(a) Audit Fees: The aggregate fees billed for professional services rendered by the principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements amounted to CHF 832,865 (USD 918,372) and CHF 621,001 (USD 691,171) respectively for the years ended December 31, 2024 and 2023.

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

In the years ended December 31, 2024 and 2023, BDO has not provided services other that those rendered for the audit of our annual financial statements or in connection with statutory and regulatory filings or engagements.

(f) Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2024, the Company did not have any publicly announced plans or programs to purchase its own Class B Shares.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

See Item 6.C. Board Practices for significant ways in which our corporate governance practices differ from NASDAQ’s standards.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Our board of directors has adopted the Company’s Insider Trading Policy that governs all transactions involving the Company’s securities by directors, officers, employees, consultants, and contractors and is reasonably designed to promote compliance with any insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company’s Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report.

Item 16K. Cybersecurity

WISeKey is dedicated to maintaining the highest standards of cybersecurity to safeguard our operations, assets, and stakeholder interests. In an era where digital threats continue to evolve, we recognize the paramount importance of cybersecurity in preserving the integrity, confidentiality, and availability of our critical information and systems.

Our commitment to cybersecurity is rooted in a proactive and strategic approach that aligns with the semiconductor industry’s best practices and regulatory standards. We view cybersecurity not only as a compliance requirement but as an integral component of our corporate responsibility to protect the trust our shareholders, customers, and partners place in us.

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

Overview

WISeKey recognizes the critical importance of cybersecurity in today’s digital landscape. As an integral aspect of our risk management strategy, we maintain a comprehensive approach to cybersecurity to protect our operations, data, and stakeholder trust.

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

Cybersecurity in Strategic Decision-Making:

At WISeKey cybersecurity is not just a compliance checkbox; it’s an integral consideration in our strategic decision-making processes. Our leadership recognize the strategic importance of cybersecurity in sustaining investor confidence and ensuring the resilience of our operations.

Employee Empowerment:

We empower our directors, senior management, and employees to be active participants in our cybersecurity strategy. Yearly training programs equip them with the knowledge and awareness needed to recognize and respond to cybersecurity risks, fortifying our collective defenses.

Dynamic Policies and Procedures:

Our commitment extends beyond static policies — we embrace dynamic cybersecurity measures. Policies and procedures are living documents, refined regularly to keep pace with emerging threats. This adaptability is foundational to maintaining the confidentiality and integrity of our operations.

Incident Response Excellence:

In the event of a cybersecurity incident, our response is characterized by agility and efficiency. The WISeKey incident response plan is not just a theoretical framework, but a tested strategy designed for swift detection, containment, and recovery. Disaster Recovery Plan is in place, with in different locations and ready to be activated on demand. This approach reflects our commitment to minimizing the impact of cyber incidents.

Investments in Cyber Resilience:

Continuous investments underscore our commitment to cyber resilience. WISeKey allocates resources to cutting-edge cybersecurity technologies, ensuring our defenses evolve in tandem with the sophistication of cyber threats. Over 30% of the IT budget is dedicated to cyber security defense. This proactive stance is our pledge to stakeholders that their trust remains well-protected.

Compliance and Beyond:

Our adherence to cybersecurity regulations is complemented by a broader commitment to excellence. We view compliance as a baseline and strive for continuous improvement, fostering a cybersecurity culture that goes beyond regulatory mandates. We are certified for years as WEBTRUST and follow the (EU) General Data Protection Regulation (“GDPR”) guidance.

Oversight and Collaboration:

Oversight of cybersecurity matters is coupled with collaboration. The WISeKey Board collaborates with internal, external cybersecurity experts and national organization like the NIST, ensuring that we stay informed about emerging threats and technological industry best practices, and enabling us to make informed decisions.

Transparent Communication:

Transparent communication is key to our cybersecurity strategy. In this disclosure, we aim to provide shareholders and stakeholders with a transparent view into our cybersecurity practices, fostering trust through open dialogue on our approach, challenges, and ongoing initiatives. Our WISeKey Chief Information Security Officer (“CISO”) is the main interface to the transparent communication.

PART I

Item 17.	Financial Statements

The Company has elected to furnish the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

The consolidated financial statements and related notes required by this Item 18 are included in this annual report beginning on page F-1.

Item 19.	Exhibits

Index to Exhibits

Exhibit No.	Description

1.1*	Amended and Restated Articles of Association of the Registrant adopted April 23, 2024 (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2024).

2.1*	Form of Specimen Certificate for Class B Shares of the Registrant (incorporated by reference to Exhibit 2.1 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

2.2*

Amended and Restated Deposit Agreement, dated as of May 19, 2022, among the Registrant, the Depositary and the Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2.4 to the Form 20-F for the year ended December 31, 2022, as filed with the SEC on April 28, 2023).

2.3*	Form of Registrant’s American Depositary Receipt (incorporated by reference to form of ADR filed pursuant to Rule 424(b)(3) on June 29, 2023 under the F-6 Registration Statement for the Registrant’s American Depositary Shares (Reg No. 333-224780)).

2.4	Description of Securities registered under Section 12 of the Exchange Act.

4.1*	WISeKey Employee Share Option Plan, as amended on November 24, 2021 (incorporated by reference to Exhibit 4.1 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.2*	Form of indemnification agreement by and between Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 4.2 of Amendment No.1 to WISeKey International Holding AG’s registration statement on the Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.3*	Master Purchase Agreement by and between Cisco Systems International B.V. and INSIDE Secure, dated as of August 25, 2014 (incorporated by reference to Exhibit 4.10 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.4*	Supplier Agreement by and between Vault-IC France and UTAC Headquarters Pte. Ltd, dated as of September 19, 2016 (incorporated by reference to Exhibit 4.12 of WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on October 30, 2019).

4.5*	Service Level Agreement by and among Inside Secure, Presto Engineering HVM and Presto Engineering, Inc., dated as of June 30, 2015 (incorporated by reference to Exhibit 4.13 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). (1)

4.6*	First Amendment to Service Level Agreement, by and among Inside Secure, Presto Engineering HVM and Presto Engineering, Inc., dated as of May 26, 2016 (incorporated by reference to Exhibit 4.14 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). (1)

4.7*	Second Amendment to Service Level Agreement, by and among WISeKey Semiconductors, Presto Engineering HVM and Presto Engineering, Inc., dated as of June 25, 2018 (incorporated by reference to Exhibit 4.15 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). (1)

4.8*	SafeNet Supplier Agreement by and between SafeNet, Inc. and Inside Secure SA, dated as of March 26, 2012 (incorporated by reference to Exhibit 4.16 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.9*	PicoPass License Agreement by and between Inside Secure and HID Global Corporation, dated as of December 8, 2014 (incorporated by reference to Exhibit 4.17 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). (1)

4.10*	Collaboration Agreement by and between Organisation Internationale pour la Sécurité de Transactions Electroniques OISTE and WISeKey SA, dated as of June 20, 2018 (incorporated by reference to Exhibit 4.18 of WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on October 30, 2019).

4.11*	Credit Agreement, dated as of April 4, 2019, by and between ExWorks Capital Fund I, L.P. and WISeCoin AG. (incorporated by reference to Exhibit 4.19 to the Form 20-F for the year ended December 31, 2019, as filed with the SEC on March 13, 2020) (1)

4.12*	English summary of Credit COVID-19 Loan Agreement, dated March 26, 2020, between WISeKey SA and UBS SA. (incorporated by reference to Exhibit 4.23 to the Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 29, 2021).

4.13*	Agreement for the Issuance and Subscription of Convertible Notes, dated December 08, 2020, between WISeKey International Holding AG and GLOBAL TECH OPPORTUNITIES 8. (incorporated by reference to Exhibit 4.29 to the Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 29, 2021).

4.14*	Third Convertible Loan Agreement, dated November 18, 2020, between WISeKey International Holding AG, arago GmbH, Aquilon Invest GmbH, and OGARA GmbH. (incorporated by reference to Exhibit 4.30 to the Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 29, 2021).

4.15*	Investment and Shareholders’ Agreement, dated January 27, 2021, between arago GmbH, Aquilon Invest GmbH, OGARA GmbH, Mr. Hans-Christian Boos and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.31 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.16*	Agreement for the Subscription of up to $22M Convertible Notes, dated June 29, 2021, between L1 Capital Global Opportunities Master Fund and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.32 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.17*	Agreement for the Subscription of up to $22M Convertible Notes, dated June 29, 2021, between Anson Investments Master Fund LP and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.33 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.18*	First Amendment to the Subscription Agreement, dated September 27, 2021, between WISeKey International Holding AG and L1 Capital Global Opportunities Master Fund. (incorporated by reference to Exhibit 4.34 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.19*	First Amendment to the Subscription Agreement, dated September 27, 2021, between WISeKey International Holding AG and Anson Investments Master Fund LP. (incorporated by reference to Exhibit 4.35 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.20*	Draft term sheet, dated April 29, 2021, between arago GmbH and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.36 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.21*	Amendment Agreement to Draft Term Sheet, dated July 28, 2021, between arago GmbH, Mr. Hans-Christian Boos and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.37 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.22*	Amendment Agreement to Draft Term Sheet, dated January 24, 2022, between arago GmbH, Mr. Hans-Christian Boos and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.38 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.23*	Second Amendment to the Subscription Agreement, dated March 1, 2022, between WISeKey International Holding AG and L1 Capital Global Opportunities Master Fund. (incorporated by reference to Exhibit 4.39 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.24*	Share Purchase and Transfer Agreement, dated March 14, 2022, between OGARA GmbH, Neutrino Energy Property GmbH & Co KG, Aquilon Invest GmbH and WISeKey International Holding AG. (incorporated by reference to Exhibit 4.40 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.25*	Second Amendment to the Subscription Agreement, dated January 31, 2023, between WISeKey International Holding AG and Anson Investments Master Fund LP (incorporated by reference to Exhibit 4.41 to the Form 20-F for the year ended December 31, 2022, as filed with the SEC on April 28, 2023).

4.26	Securities Purchase Agreement, dated December 12, 2024, by and among SEALSQ Corp and L1 Capital Global Opportunities Master Fund Ltd. and Anson Investments Master Fund LP.

4.27	Placement Agency Agreement, dated December 12, 2024, by and between SEALSQ Corp and Maxim Group LLC.

4.28	Second Securities Purchase Agreement, dated December 16, 2024, by and among SEALSQ Corp and L1 Capital Global Opportunities Master Fund Ltd. and Anson Investments Master Fund LP.

4.29	Second Placement Agency Agreement, dated December 16, 2024, by and between SEALSQ Corp and Maxim Group LLC.

4.30	Third Securities Purchase Agreement, dated December 17, 2024, by and among SEALSQ Corp and L1 Capital Global Opportunities Master Fund Ltd. and Anson Investments Master Fund LP.

4.31	Third Placement Agency Agreement, dated December 17, 2024, by and between SEALSQ Corp and Maxim Group LLC.

4.32	Warrant Inducement Agreement, dated December 30, 2024, by and among SEALSQ Corp and by and among SEALSQ Corp and L1 Capital Global Opportunities Master Fund Ltd. and Anson Investments Master Fund LP.

8.1	List of significant subsidiaries of the Registrant.

11.1	WISeKey Insider Trading Policy.

12.1	Certification of Carlos Moreira, Chief Executive Officer of WISeKey International Holding AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of John O’Hara, Chief Financial Officer of WISeKey International Holding AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Carlos Moreira, Chief Executive Officer of WISeKey International Holding AG, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of John O’Hara, Chief Financial Officer of WISeKey International Holding AG, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1*	WISeKey Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2024).

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Previously filed
(1)	Portions of this exhibit have been omitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing of Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WISeKey INTERNATIONAL HOLDING AG

By:	/s/ Carlos Moreira	/s/ John O’Hara
	Carlos Moreira	John O’Hara
	Chief Executive Officer	CFO

Date: April 17, 2025

PART II

WISeKey International Holding Ltd

Consolidated Financial Statements

As at December 31, 2024

The page numbers below refer only to the F pages of the annual report.

Contents

1. Report of the Independent Registered Public Accounting Firm (BDO AG; Zurich, Switzerland; PCAOB ID# 5988)	F-2
2. Consolidated Statements of Comprehensive (Loss) / Income	F-4
3. Consolidated Balance Sheets	F-6
4. Consolidated Statements of Changes in Shareholders’ Equity	F-8
5. Consolidated Statements of Cash Flows	F-9
6. Notes to the Consolidated Financial Statements	F-10

Phone +41 22 322 24 24 www.bdo.ch geneve@bdo.ch	BDO Ltd Rte de Meyrin 123 P.O. Box 150 1215 Geneva 15

1.	Report of the Independent Registered Public Accounting Firm (BDO AG; Zurich, Switzerland; PCAOB ID# 5988)

Shareholders and Board of Directors

WISeKey International Holding Ltd

General-Guisan-Strasse 6

6300 Zug

Switzerland

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of WISeKey International Holding Ltd (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive (loss)/income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Phone +41 22 322 24 24 www.bdo.ch geneve@bdo.ch	BDO Ltd Rte de Meyrin 123 P.O. Box 150 1215 Geneva 15

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounting for Convertible Notes

As described in note 22 to the consolidated financial statements, the group entered into two Security Purchase Agreements (SPAs) in July 2023. The lender converted all notes in full as of December 31, 2024. The SPAs contain certain conversion, redemption, and other features that require the Company to assess if such features are embedded derivatives that require bifurcation.

We identified the evaluation of the embedded features and the accounting for drawdowns, conversions, and settlements as a critical audit matter. Determining whether the embedded features should be bifurcated and accounted for separately as derivatives well as the accounting for the drawdowns, conversions and settlements involved the use of significant judgment in the application of highly complex accounting standards. Auditing these elements involved especially challenging and complex auditor judgment due to the nature and extent of audit effort required to evaluate management’s application of highly complex accounting standards to these elements.

The primary procedures we performed to address this critical audit matter included:

•	Obtaining detailed accounting memorandums from the Group and assessed management's conclusion on the accounting treatment and evaluation of embedded features.
•	Testing the drawdowns on a sample basis agreeing them back to the underlying legal documents and assessing the resulting journal entries for correctness.
•	Testing a sample of conversions.
•	Confirming outstanding balances with counterparties
•	Assessing the accuracy and completeness of the related disclosures in Note 22

Inventory Reserve

As described in notes 4 and 10 to the consolidated financial statements, inventories totaled approximately $1.4 million as of December 31, 2024. The Group records an inventory valuation allowance based on an analysis of physical deterioration, obsolescence or a comparison to the anticipated demand or market value based on a consideration of marketability and product maturity, demand forecasts, historical trends and assumptions about future demand and market conditions.

We identified the valuation of inventories reserves as a critical audit matter due to the significant judgment and estimates required by management in determining the reserves for excess and obsolete inventories. Given the inherent uncertainty in estimating the future marketability of the Company’s products, auditing management’s estimates involved significant auditor judgment and increased audit effort.

The primary procedures we performed to address this critical audit matter included:

•	Testing significant inputs into the excess and obsolescence reserves for reasonableness.
•	Testing the model for accuracy and appropriateness through retrospective review.
•	Testing management's assumptions in terms of depreciation rates applied.
•	Performing price and Net Realizable Value (NRV) testing
•	Assessing the methodology and computation of Excess and obsolete reserves.
•	Testing the integrity of underlying reports/data.
•	Assessing the accuracy and completeness of the related disclosures in Note 4 and 10

Zurich, Switzerland, April 17, 2025

BDO AG

/s/ Philipp Kegele	/s/ Sascha Gasser

We have served as the Company's auditor since 2015.

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

2.	Consolidated Statements of Comprehensive (Loss) / Income

	12 months ended December 31,			Note ref.
USD'000, except earnings per share	2024	2023	2022

Net sales	11,875	30,918	23,814	28
Cost of sales	(7,104)	(15,754)	(13,588)
Depreciation of production assets	(478)	(420)	(132)
Gross profit	4,293	14,744	10,094

Other operating income	184	167	2,073	29
Research & development expenses	(7,026)	(4,398)	(3,862)
Selling & marketing expenses	(8,550)	(6,523)	(7,275)
General & administrative expenses	(16,324)	(17,290)	(11,466)
Total operating expenses	(31,716)	(28,044)	(20,530)
Operating loss	(27,423)	(13,300)	(10,436)

Non-operating income	1,629	2,374	3,937	31
Debt conversion expense	(32)	(562)	(827)	22
Interest and amortization of debt discount	(1,013)	(624)	(168)	22
Non-operating expenses	(2,018)	(3,107)	(5,551)	32
Loss before income tax expense	(28,857)	(15,219)	(13,045)

Income tax income / (expense)	(3,086)	(230)	3,238	33
Loss from continuing operations, net	(31,943)	(15,449)	(9,807)

Discontinued operations:
Net sales from discontinued operations	-	-	1,805
Cost of sales from discontinued operations	-	-	(978)
Total operating and non-operating expenses from discontinued operations	-	-	(5,274)
Income tax recovery from discontinued operations	-	-	25
Loss on disposal of a business, net of tax on disposal	-	-	(15,026)
(Loss) / Income on discontinued operations	-	-	(19,448)

Net loss	(31,943)	(15,449)	(29,255)

Net loss attributable to noncontrolling interests	(18,497)	(89)	(1,780)
Net loss attributable to WISeKey International Holding Ltd	(13,446)	(15,360)	(27,475)

Earnings per Class A Share (USD)				35
Earnings per Class A Share from continuing operations
Basic	(0.92)	(0.50)	(0.44)
Diluted	(0.92)	(0.50)	(0.44)
Earnings per Class A Share from discontinued operations
Basic	-	-	(0.87)
Diluted	-	-	(0.87)

Earning per Class A Share attributable to WISeKey International Holding Ltd
Basic	(0.39)	(0.51)	(1.22)
Diluted	(0.39)	(0.51)	(1.22)

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

	12 months ended December 31,			Note ref.
USD'000	2024	2023	2022

Earnings per Class B Share (USD)				35
Earnings per Class B Share from continuing operations
Basic	(9.17)	(5.01)	(4.36)
Diluted	(9.17)	(5.01)	(4.36)
Earnings per Class B Share from discontinued operations
Basic	-	-	(8.65)
Diluted	-	-	(8.65)

Earning per Class B Share attributable to WISeKey International Holding Ltd
Basic	(3.86)	(5.06)	(12.22)
Diluted	(3.86)	(5.06)	(12.22)

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	287	(842)	(1,434)
Reclassifications out of the OCI arising during period	-	-	1,156
Defined benefit pension plans:				23
Net gain (loss) arising during period	(1,206)	(1,151)	2,934
Other comprehensive (loss) / income	(919)	(1,993)	2,656
Comprehensive loss	(32,862)	(17,442)	(26,599)

Other comprehensive loss attributable to noncontrolling interests	(28)	(99)	(964)
Other comprehensive (loss) / income attributable to WISeKey International Holding Ltd	(891)	(1,894)	3,620

Comprehensive loss attributable to noncontrolling interests	(18,525)	(188)	(2,744)
Comprehensive loss attributable to WISeKey International Holding Ltd	(14,337)	(17,254)	(23,855)

The accompanying notes are an integral part of these consolidated financial statements.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

3.	Consolidated Balance Sheets

	As at December 31,	As at December 31,	Note ref.
USD'000	2024	2023

ASSETS
Current assets
Cash and cash equivalents	90,600	15,311	7
Accounts receivable, net of allowance for credit losses	4,285	5,471	8
Notes receivable, current	13	63	9
Inventories	1,418	5,230	10
Prepaid expenses	1,364	1,290
Government assistance	2,247	1,718	11
Other current assets	573	1,008	12
Total current assets	100,500	30,091

Noncurrent assets
Notes receivable, noncurrent	32	-	13
Deferred income tax assets	-	3,077	33
Deferred tax credits	250	15
Property, plant and equipment net of accumulated depreciation	3,275	3,392	14
Intangible assets, net of accumulated amortization	96	96	15
Operating lease right-of-use assets	1,502	2,052	16
Goodwill	8,317	8,317	17
Equity securities, at cost	455	486	18
Other noncurrent assets	261	275
Total noncurrent assets	14,188	17,710
TOTAL ASSETS	114,688	47,801

LIABILITIES
Current Liabilities
Accounts payable	13,496	12,863	19
Notes payable	5,900	4,085	20
Indebtedness to related parties, current	78	79	20
Convertible note payable, current	9	190	22
Deferred revenue, current	93	217	28
Current portion of obligations under operating lease liabilities	607	638	16
Income tax payable	2	4
Other current liabilities	1,135	832	21
Total current liabilities	21,320	18,908

Noncurrent liabilities
Bonds, mortgages and other long-term debt	102	1,820	22
Convertible note payable, noncurrent	-	1,519	22
Deferred revenue, noncurrent	21	24	28
Indebtedness to related parties, noncurrent	1,387	-	37
Operating lease liabilities, noncurrent	853	1,443	16
Employee benefit plan obligation	3,877	3,001	23
Other noncurrent liabilities	4	2
Total noncurrent liabilities	6,244	7,809
TOTAL LIABILITIES	27,564	26,717

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

	As at December 31,	As at December 31,	Note ref.
USD'000	2024	2023

Commitments and contingent liabilities			24

SHAREHOLDERS' EQUITY
Common stock - Class A	16	400	25
Par value - CHF 0.01 and CHF 0.25
Authorized - 2,000,880 and 2,000,880 shares
Issued and outstanding - 1,600,880 and 1,600,880 shares
Common stock - Class B	359	8,170	25
Par value - CHF 0.10 and CHF 2.50
Authorized - 6,194,267 and 6,194,267
Issued – 3,365,560 and 3,076,150
Outstanding - 3,309,052 and 2,954,097
Share subscription in progress	1	-
Treasury stock, at cost (56,508 and 122,053 shares held)	(502)	(691)	25
Additional paid-in capital	316,431	289,448
Accumulated other comprehensive income / (loss)	3,150	4,041	26
Accumulated deficit	(294,407)	(280,961)
Total shareholders' equity attributable to WISeKey shareholders	25,048	20,407
Noncontrolling interests in consolidated subsidiaries	62,076	677
Total shareholders' equity	87,124	21,084
TOTAL LIABILITIES AND EQUITY	114,688	47,801

The accompanying notes are an integral part of these consolidated financial statements.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

4.	Consolidated Statements of Changes in Shareholders’ Equity

	Number of common shares(1)		Common Share Capital(1)
USD'000 (except for share numbers)	Class A	Class B	Class A	Class B	Total share capital(1)	Treasury Shares	Additional paid-in capital	Share subscription in progress	Accumulated deficit	Accumulated other comprehensive income / (loss)	Total stockholders' equity	Noncontrolling interests	Total equity	Note ref.
As at December 31, 2022	1,600,880	2,005,890	400	5,334	5,734	(371)	280,597	-	(265,635)	5,935	26,260	(2,235)	24,025
Common stock issued[1]	-	1	-	-	-	-	(41)	-	-	-	(41)	-	(41)
Options exercised	-	13,878	-	38	38	-	(9)	-	-	-	29	-	29
Stock-based compensation	-	-	-	-	-	-	178	-	-	-	178	-	178
Changes in treasury shares	-	300,000	-	820	820	(821)	-	-	-	-	(1)	-	(1)
L1 Facility	-	578,481	-	1,492	1,492	87	3,209	-	-	-	4,788	1,576	6,364	22
Anson Facility	-	177,900	-	486	486	414	5,514	-	-	-	6,414	1,558	7,972	22
Dividend in kind	-	-	-	-	-	-	-	-	34	-	34	(34)	-
Net income	-	-	-	-	-	-	-	-	(15,360)	-	(15,360)	(89)	(15,449)
Other comprehensive income / (loss)	-	-	-	-	-	-	-	-	-	(1,894)	(1,894)	(99)	(1,993)
As at December 31, 2023	1,600,800	3,076,150	400	8,170	8,570	(691)	289,448	-	(280,961)	4,041	20,407	677	21,084
Options exercised	-	-	-	-	-	-	(12)	1	-	-	(11)	-	(11)
Stock-based compensation	-	-	-	-	-	-	1,182	-	-	-	1,182	-	1,182
L1 Facilities(2)	-	-	-	-	-	189	1,083	-	-	-	1,272	-	1,272	22
Anson Facilities(3)	-	289,410	-	817	817	-	235	-	-	-	1,052	-	1,052	22
L1 SPAs(4) and warrants	-	-	-	-	-	-	6,756	-	-	-	6,756	40,259	47,015
Anson SPAs(5) and warrants	-	-	-	-	-	-	7,265	-	-	-	7,265	39,632	46,897
Change in par value of shares	-	-	(384)	(8,628)	(9,012)	-	9,012	-	-	-	-	-	-
Change in ownership of WISe.ART	-	-	-	-	-	-	1,462	-	-	-	1,462	33	1,495
Net income	-	-	-	-	-	-	-	-	(13,446)	-	(13,446)	(18,497)	(31,943)
Other comprehensive income / (loss)	-	-	-	-	-	-	-	-	-	(891)	(891)	(28)	(919)
As at December 31, 2024	1,600,880	3,365,560	16	359	375	(502)	316,431	1	(294,407)	3,150	25,048	62,076	87,124

1. The articles of association of the Company had not been fully updated as of December 31, 2024 with the shares issued out of conditional capital.

2. The L1 Facilities refer to the L1 Facility and the 2024 L1 Facility as detailed in Note 22.

3. The Anson Facilities refer to the Anson Facility and the 2024 Anson Facility as detailed in Note 22.

4. The L1 SPAs refer to the L1 SPA as detailed in Note 22, together with the Second L1 SPA, the Third L1 SPA and the Fourth L1 SPA as detailed in Note 27.

5. The Anson SPAs refer to the Anson SPA as detailed in Note 22, together with the Second Anson SPA, the Third Anson SPA and the Fourth Anson SPA as detailed in Note 27.

The accompanying notes are an integral part of these consolidated financial statements.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

5.	Consolidated Statements of Cash Flows

	12 months ended December 31,
USD'000	2024	2023	2022

Cash Flows from operating activities:
Net Income (loss)	(31,943)	(15,449)	(29,255)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant & equipment	728	624	446
Depreciation of lease building & assets, net of cash paid	(46)	-	-
Amortization of intangible assets	-	1	156
Write-off loss / (gain)	-	(48)	1,333
Debt conversion expense	32	562	827
Interest and amortization of debt discount	1,013	624	168
Stock-based compensation	1,182	178	744
Bad debt expense	-	36	4
Inventory valuation allowance	(523)	594	554
Increase (decrease) in defined benefit pension liability, net of unrealized gains and losses	(330)	232	13
Deferred tax asset write-off	3,077	-	-
Income tax expense / (recovery) net of cash paid	1	222	(3,268)
Other non cash expenses /(income)
Expenses settled in equity	2,652	214	85
Loss on disposal of a business	-	-	15,026
Unrealized and non cash foreign currency transactions	206	(518)	1,378
Other	-	409	-

Changes in operating assets and liabilities, net of effects of businesses acquired
Decrease (increase) in accounts receivables	1,186	(2,898)	227
Decrease (increase) in inventories	4,335	2,319	(5,354)
Decrease (increase) in government assistance	(529)	(1,069)	154
Decrease (increase) in other current assets and prepaids, net	361	(21)	(621)
Decrease (increase) in other noncurrent assets, net	14	(26)	8
Increase (decrease) in accounts payable	634	(538)	137
Increase (decrease) in deferred revenue, current	(124)	43	(34)
Increase (decrease) in income taxes payable	(2)	(53)	45
Increase (decrease) in other current liabilities	303	360	210
Increase (decrease) in deferred revenue, noncurrent	(3)	2	(77)
Increase (decrease) in other noncurrent liabilities	2	(6)	(50)
Net cash provided by (used in) operating activities	(17,774)	(14,206)	(17,144)

Cash Flows from investing activities:
Change in ownership of WISe.ART	750	-	-
Sale / (acquisition) of property, plant and equipment	(571)	(3,021)	(303)
Sale of a business, net of cash and cash equivalents divested	-	-	(181)
Net cash provided by (used in) investing activities	179	(3,021)	(484)

Cash Flows from financing activities:
Proceeds from options and warrants exercises	17,612	28	16
Proceeds from issuance of Common Stock	60,000	-	-
Common Stock issuance costs	(4,855)	-	-
Proceeds from convertible loan issuance	22,500	12,990	4,820
Proceeds from debt	12	-	2,000
Repayments of debt	(53)	(276)	(2,246)
Payments of debt issue costs	(2,300)	(890)	(303)
Repurchase of treasury shares	-	(2)	(102)
Net cash provided by (used in) financing activities	92,916	11,850	4,185

Effect of exchange rate changes on cash and cash equivalents	(32)	(126)	(102)

Cash and cash equivalents and restricted cash
Net increase (decrease) during the period	75,289	(5,503)	(13,545)
Balance, beginning of period	15,311	20,814	34,359
Balance, end of period	90,600	15,311	20,814

Reconciliation to balance sheet
Cash and cash equivalents	90,600	15,311	20,706
Restricted cash, current	-	-	108
Balance, end of period	90,600	15,311	20,814

Supplemental cash flow information for financing and investing activities
Cash paid for interest, net of amounts capitalized	-	-	53
Cash paid for incomes taxes	8	8	6
Noncash conversion of convertible loans into common stock	24,515	12,875	13,800
Net effects of business acquired and disposed of (noncash)	-	-	2,831
ROU assets obtained from operating lease	62	66	29

The accompanying notes are an integral part of these consolidated financial statements.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

6.	Notes to the Consolidated Financial Statements

Note 1.      The WISeKey Group

WISeKey International Holding Ltd, together with its consolidated subsidiaries (“WISeKey” or the “Company” or the “Group” or the “WISeKey Group”), has its headquarters in Switzerland. WISeKey International Holding Ltd, the ultimate parent of the WISeKey Group, was incorporated in December 2015 and is listed on the Swiss Stock Exchange, SIX SIS AG, with the valor symbol “WIHN” since March 2016 and on the NASDAQ Capital Market exchange with the valor symbol “WKEY” since December 2019.

The Group develops, markets, hosts and supports a range of solutions that enable the secure digital identification of people, content and objects, by generating digital identities that enable its clients to monetize their existing user bases and at the same time, expand its own eco-system. WISeKey’s current focus is on post-quantum cryptography (PQC) in order to provide secure, quantum resistant identification means to the market. WISeKey generates digital identities from its current products and services in Cybersecurity Services, IoT (Internet of Things), Digital Brand Management and Mobile Security.

The Group leads a carefully planned vertical integration strategy through acquisitions of companies in the industry. The strategic objective is to provide integrated services to its customers and also achieve cross-selling and synergies across WISeKey. Through this vertical integration strategy and its R&D efforts around post-quantum security solutions, WISeKey anticipates being able to generate profits in the future.

Note 2.      Future operations and going concern

The Group experienced a loss from operations in this reporting period. Although the WISeKey Group does anticipate being able to generate profits in the near future, this cannot be predicted with any certainty. The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern.

The Group incurred a net operating loss of USD 27.4 million and had positive working capital of USD 79.2 million as at December 31, 2024, calculated as the difference between current assets and current liabilities. Based on the Group’s cash projections for the next 12 months to May 31, 2026, it has sufficient liquidity to fund operations and financial commitments. Historically, the Group has been dependent on equity financing to augment the operating cash flow to cover its cash requirements. Any additional equity financing may be dilutive to shareholders.

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

Additional paid-in capital and Noncontrolling interest

During our 2024 financial reporting process, we noted a formula error affecting WISeKey’s equity presentation of the capital increases in relation to the L1 and Anson Facilities in its subsidiary, SEALSQ Corp, in the financial statements ended December 31, 2023. The error changed the allocation of the capital increase impacts between additional paid-in capital and noncontrolling interest without impacting total equity. We assessed that there was not a substantial likelihood that the error would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available, and as such concluded that a “little r” restatement was required. In application of ASC 250, we corrected the error in the current year comparative financial statements by adjusting the prior period information.

The table below shows the effect of the adjustment of the prior period information on the Condensed Consolidated Statements Changes in Shareholders’ Equity.

	As reported in the financial statements ended December 31, 2023				As adjusted in the financial statements ended December 31, 2024
USD'000	Additional paid-in capital	Total stockholders' equity	Noncontrolling interests	Total equity	Additional paid-in capital	Total stockholders' equity	Noncontrolling interests	Total equity
As at December 31, 2022	280,597	26,260	(2,235)	24,025	280,597	26,260	(2,235)	24,025
Common stock issued[1]	(41)	(41)	-	(41)	(41)	(41)	-	(41)
Options exercised	(9)	29	-	29	(9)	29	-	29
Stock-based compensation	178	178	-	178	178	178	-	178
Changes in treasury shares	-	(1)	-	(1)	-	(1)	-	(1)
L1 Facility	6,361	7,940	(1,576)	6,364	3,209	4,788	1,576	6,364
Anson Facility	8,630	9,530	(1,558)	7,972	5,514	6,414	1,558	7,972
Dividend in kind	-	34	(34)	-	-	34	(34)	-
Net income	-	(15,360)	(89)	(15,449)	-	(15,360)	(89)	(15,449)
Other comprehensive income / (loss)	-	(1,894)	(99)	(1,993)	-	(1,894)	(99)	(1,993)
As at December 31, 2023	295,716	26,675	(5,591)	21,084	289,448	20,407	677	21,084

Note 4.      Summary of significant accounting policies

Fiscal Year

The Group’s fiscal year ends on December 31.

Principles of Consolidation

The consolidated financial statements include the accounts of WISeKey and its subsidiaries over which the Group has control.

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

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

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

Our most critical accounting estimates include:

-	Inventory Valuation (see Note 10)
-	Recoverability of deferred tax assets (see Note 33)
-	Revenue recognition (see Note 28)
-	Bonds, mortgages and other long-term debt (see Note 22)
-	Convertible note payable, current and noncurrent (see Note 22)

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

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives which range from 1 to 10 years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the lease terms, as appropriate. Property, plant and equipment are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Intangible Assets

Those intangible assets that are considered to have a finite useful life are amortized over their useful lives, which generally range from 1 to 10 years. Each period we evaluate the estimated remaining useful lives of intangible assets and whether events or changes in circumstances require a revision to the remaining periods of amortization or that an impairment review be carried out.

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

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

Contract Assets

Contract assets consist of accrued revenue where the Group has fulfilled its performance obligation towards the customer but the corresponding invoice has not yet been issued. Upon invoicing, the asset is reclassified to trade accounts receivable until payment.

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

Cost of Sales and Depreciation of Production Assets

Our cost of sales consists primarily of expenses associated with the delivery and distribution of our services and products. These include expenses related to the license to the Global Cryptographic Root Key, the global Certification authorities as well as the digital certificates for people, servers and objects, expenses related to the preparation of our secure elements and the technical support provided on the Group's ongoing production and on ramp-up phases, including materials, labor, test and assembly suppliers and subcontractors, freights costs, as well as the amortization of probes, wafers and other items that are used in the production process. This amortization is disclosed separately under depreciation of production assets on the face of the income statement.

Research and Development and Software Development Costs

All research and development costs and software development costs are expensed as incurred.

Advertising Costs

All advertising costs are expensed as incurred.

Pension Plan

The Group maintains three defined benefit post retirement plans:

-	one that covers all employees working for WISeKey SA in Switzerland,
-	one that covers all employees working for WISeKey International Holding Ltd in Switzerland, and
-	one that covers all employees working for SEALSQ France SAS in France.

In accordance with ASC 715-30, Defined Benefit Plans – Pension, the Group recognizes the funded status of the plan in the balance sheet. Actuarial gains and losses are recorded in accumulated other comprehensive income / (loss), except if they exceed the corridor and get amortized.

Stock-Based Compensation

Stock-based compensation costs are recognized in earnings using the fair-value based method for all awards granted. Fair values of options and awards granted are estimated using a Black-Scholes option pricing model. The model’s input assumptions are determined based on available internal and external data sources. The risk-free rate used in the model is based on the Swiss treasury rate for the expected contractual term. Expected volatility is based on historical volatility of the underlying share.

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

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

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

WISeKey is required to pay income taxes in a number of countries. WISeKey recognizes the benefit of uncertain tax positions in the financial statements when it is more likely than not that the position will be sustained on examination by the tax authorities. The benefit recognized is the largest amount of tax benefit that is greater than fifty percent likely of being realized on settlement with the tax authority, assuming full knowledge of the position and all relevant facts. WISeKey adjusts its recognition of these uncertain tax benefits in the period in which new information is available impacting either the recognition or measurement of its uncertain tax positions.

Government Assistance - Research Tax Credits

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. Our subsidiary SEALSQ France SAS is eligible to receive such tax credits.

These research tax credits are presented as a reduction of research & development expenses in the income statement when companies that have qualifying expenses can receive such grants in the form of a tax credit irrespective of taxes ever paid or ever to be paid, the corresponding research and development efforts have been completed and the supporting documentation is available. The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first. The tax credit is therefore considered to be a refundable R&D tax credit which is not within the scope of the income tax standard (ASC 740). It is included in current assets under government assistance in the balance sheet in line with ASC 832.

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

For WISeKey, the dividend rights of the holders of Class A Shares, nominal value CHF 0.01, (the “WIHN Class A Shares”, or, individually, a “WIHN Class A Share”) and WIHN Class B Shares (collectively, the “common stock”) differ. Dividend rights are proportionate to the nominal value of each class of shares. The dividend rights of a WIHN Class B Share with a nominal value of CHF 0.10 are ten times greater than the dividend rights of a WIHN Class A Share with a nominal value of CHF 0.01. Undistributed earnings are allocated to the classes of common stock proportionately to their dividend rights and the resulting net results per share will, therefore, vary for each class of common stock. In line with ASC 260-10-45, the Group has presented the net earnings attributed to its common stock for each class of common stock. The earnings per share calculation is based on the weighted average number of shares in issue of each class.

When the effects are not antidilutive, diluted earnings per share are calculated using the weighted-average outstanding common shares and the dilutive effect of stock options as determined under the treasury stock method.

Segment Reporting

Our chief operating decision maker, who is also our Chief Executive Officer, regularly reviews information collated into two segments for purposes of allocating resources and assessing budgets and performance. We report our financial performance based on this segment structure described in Note 34.

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

We present each of the components of other comprehensive income separately, based on their nature, in the statement of comprehensive income.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

Recent Accounting Pronouncements

Adoption of new FASB Accounting Standard in the current year – Prior-Year Financial Statements not restated:

As of January 1, 2024, the Group adopted Accounting Standards Update (ASU) 2023-01 Leases (Topic 842): Common Control Arrangements, which requires all companies to amortize leasehold improvements associated with common control leases over the asset’s useful life to the common control group regardless of the lease term. ASU 2023-01 requires leasehold improvements associated with leases between entities under common control to be amortized over the useful life of the improvements until the lessee ceases to control the use of the underlying asset through a lease, at which time the remaining value of the leasehold improvement would be accounted for as a transfer between entities under common control.

There was no impact on the Group's results upon adoption of the standard.

The group also adopted Accounting Standards Update (ASU) 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances current segment disclosures and requires additional disclosures of significant segment expenses.

ASU 2023-07 amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements.

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

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which updates mandates that public business entities provide more detailed disclosures about specific expense categories in their financial statement notes, enhancing transparency for investors.

Summary: Entities are required to disaggregate certain expense captions presented on the income statement into the following natural expense categories, such as purchases of Inventory, Employee compensation, Depreciation and Intangible Asset Amortization. These disaggregated expenses must be presented in a tabular format within the notes to the financial statements for both annual and interim reporting periods. Additionally, entities are required to disclose the total amount of selling expenses and provide their definition.

Effective Date: ASU 2024-03 is effective for annual reporting periods for public business entities for fiscal years beginning after December 15, 2026, and for interim reporting periods within fiscal years beginning after December 15, 2027. Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In November 2024, the FASB issued ASU 2024-04, Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This update clarifies the accounting treatment for certain settlements of convertible debt instruments that do not occur under the instruments' preexisting terms.

Summary: The update introduces a “preexisting contract approach” to determine whether an inducement offer should be accounted for as an induced conversion. Under this approach, an inducement offer is considered to preserve the form and amount of consideration if it provides the debt holder with at least the same consideration as the original conversion terms of the instrument. The assessment is based on the terms as they existed one year before the offer acceptance date, especially if the instrument was modified within that period. Additionally, the ASU clarifies that induced conversion accounting applies to convertible debt instruments within the scope of Subtopic 470-20 that are not currently convertible, provided the instrument contained a substantive conversion feature at both its issuance date and the inducement offer acceptance date.

Effective Date: ASU 2024-04 is effective for public business entities for fiscal years beginning after December 15, 2025. Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

Note 5.      Concentration of credit risks

Financial instruments that are potentially subject to credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Our cash and cash equivalents is mostly held with one large financial institution. Management believes that the financial institution that holds most of our cash and cash equivalents is financially sound and, accordingly, is subject to minimal credit risk. However, to the extent that such deposits exceed the maximum insurance levels, they are uninsured.

The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. We generally do not require collateral on trade accounts receivable. Summarized below are the clients whose revenue was 10% or higher than the respective total consolidated net sales for fiscal years 2024, 2023 or 2022, and the clients whose trade accounts receivable balances were 10% or higher than the respective total consolidated trade accounts receivable balance as at December 31, 2024 and December 31, 2023. In addition, we note that some of our clients are contract manufacturers for the same companies; should these companies reduce their operations or change contract manufacturers, this would cause a decrease in our customer orders which would adversely affect our operating results.

Revenue concentration (% of total net sales)	12 months ended December 31,
	2024	2023	2022
IoT operating segment
Multinational electronics contract manufacturing company	4%	15%	14%
International equipment and software manufacturer	0%	6%	5%
International digital identity & security provider	0%	12%	9%
International software services provider	2%	8%	6%
International telecommunication company	33%	5%	3%
Multinational telecommunication & hardware manufacturing company	0%	4%	5%

Receivables concentration (% of total accounts receivable and maximum amount of loss due to credit risk)	As at December 31, 2024		As at December 31, 2023
	%	US'000%		US'000
Multinational electronics contract manufacturing company	6%	253	14%	739
International equipment and software manufacturer	0%	-	18%	944
International digital identity & security provider	0%	-	0%	-
International software services provider	3%	137	13%	686
International telecommunication company	42%	1,804	12%	628
Multinational telecommunication & hardware manufacturing company	0%	-	11%	590

Note 6.      Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:

•  Level 1, defined as observable inputs such as quoted prices in active markets;

•  Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•  Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

	As at December 31, 2024		As at December 31, 2023
USD'000	Carrying amount	Fair value	Carrying amount	Fair value	Fair value level	Note ref.
Nonrecurring fair value measurements
Accounts receivable, net of allowance for credit losses	4,285	4,285	5,471	5,471	3	8
Notes receivable, current	13	13	63	63	3	9
Notes receivable, noncurrent	32	32	-	-	3	13
Equity securities, at cost	455	455	486	486	3	18
Accounts payable	13,496	13,496	12,863	12,863	3	19
Notes payable	5,900	5,900	4,085	4,085	3	20
Indebtedness to related parties, current	78	78	79	79	3	20
Convertible note payable, current	9	9	190	190	3	22
Bonds, mortgages and other long-term debt	102	102	1,820	1,820	3	22
Convertible note payable, noncurrent	-	-	1,519	1,846	3	22
Indebtedness to related parties, noncurrent	1,387	1,387	-	-	3	37

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

In addition to the methods and assumptions we use to record the fair value of financial instruments as discussed above, we used the following methods and assumptions to estimate the fair value of our financial instruments:

-	Accounts receivable, net of allowance for credit losses – carrying amount approximated fair value due to their short-term nature.
-	Notes receivable, current – carrying amount approximated fair value due to their short-term nature.
-	Notes receivable, noncurrent – carrying amount approximated fair value because time-value considerations are immaterial to the accounts.
-	Equity securities, at cost – no readily determinable fair value, measured at cost minus impairment.
-	Accounts payable – carrying amount approximated fair value due to their short-term nature.
-	Notes payable – carrying amount approximated fair value due to their short-term nature.
-	Convertible note payable, current – carrying amount approximated fair value due to their short-term nature.
-	Bonds, mortgages and other long-term debt – carrying amount approximated fair value.
-	Convertible note payable, noncurrent – fair value is calculated based on the present value of the future cash flows as of the reporting date.

Note 7.      Cash and cash equivalents

Cash consists of deposits held at major banks.

Note 8.      Accounts receivable

The breakdown of the accounts receivable balance is detailed below:

	As at December 31,	As at December 31,
USD'000	2024	2023
Trade accounts receivable	4,133	5,380
Allowance for credit losses	(94)	(114)
Accounts receivable from other related parties	158	178
Accounts receivable from board members	49	-
Accounts receivable from underwriters, promoters, and employees	2	-
Other accounts receivable	37	27
Total accounts receivable, net of allowance for credit losses	4,285	5,471

As at December 31, 2024 and 2023, accounts receivable from other related parties consisted of a receivable balance from OISTE in relation to the facilities and personnel hosted by WISeKey SA and WISeKey International Holding Ltd on behalf of OISTE (see Note 37).

Note 9.      Notes receivable, current

As at December 31, 2024, the notes receivable, current consisted of the current portion of a loan to an employee in an amount of CHF 41,065 (USD 45,281 at closing rate on December 31, 2024). The noncurrent portion of the loan is recorded under Notes receivable, noncurrent (see Note 13). The loan bears an interest rate of 0.5% per annum. The loan and accrued interest were initially to be repaid in full on or before December 31, 2021, extended to December 31, 2022. In 2024, the Group renegotiated the payment schedule with the employee and quarterly repayments have been scheduled until 2028. In exchange for the loan, the employee has pledged the 60,000 ESOP options that he holds on WIHN Class B Shares (see Note 30).

Note 10.      Inventories

Inventories consisted of the following:

	As at December 31,	As at December 31,
USD'000	2024	2023
Raw materials	764	1,025
Work in progress	482	4,205
Finished goods	172	-
Total inventories	1,418	5,230

In the years ended December 31, 2024, 2023 and 2022, the Group recorded an inventory valuation allowance in the income statement in an amount of, respectively, USD 92,284, USD 220,289 and USD 204,211 on raw materials, and a credit of USD 615,608, and debits of USD 373,469 and USD 349,623 on work in progress. The credit on work in progress in 2024 results from the release of a provision.

Note 11.      Government assistance

SEALSQ France SAS is eligible for research tax credits provided by the French government (see Note 4 Summary of significant accounting policies). As at December 31, 2024 and December 31, 2023, the receivable balances in respect of these research tax credits owed to the Group were respectively USD 2,246,680 and USD 1,718,248. The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first.

The balance as at December 31, 2024 is the aggregate of USD 1,217,490 (at closing rate) tax credit earned in relation to the year 2024 and USD 1,029,190 (at closing rate) in relation to the year 2023. Refundable R&D tax credits are considered to be government assistance in line with ASC 832.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

Note 12.      Other current assets

Other current assets consisted of the following:

	As at December 31,	As at December 31,
USD'000	2024	2023
Value-Added Tax receivable	460	657
Advanced payment to suppliers	61	346
Deposits, current	5	5
Customer contract assets, current	22	-
Other current assets	25	-
Total other current assets	573	1,008

Note 13.      Notes receivable, noncurrent

As at December 31, 2024, the notes receivable, noncurrent consisted of the noncurrent portion of a loan to an employee in an amount of CHF 41,065 (USD 45,281 at closing rate on December 31, 2024). The current portion of the loan is recorded under Notes receivable, current (see Note 9). The loan bears an interest rate of 0.5% per annum. The loan and accrued interest were initially to be repaid in full on or before December 31, 2021, extended to December 31, 2022. In 2024, the Group renegotiated the payment schedule with the employee and quarterly repayments have been scheduled until 2028. In exchange for the loan, the employee has pledged the 60,000 ESOP options that he holds on WIHN Class B Shares (see Note 30).

Note 14.      Property, plant and equipment

Property, plant and equipment, net consisted of the following:

	As at December 31,	As at December 31,
USD'000	2024	2023
Office equipment and furniture	3,000	3,186
Computer equipment and licenses	1,878	1,861
Machinery & equipment	7,491	6,997
Total property, plant and equipment gross	12,369	12,044

Accumulated depreciation for:
Office equipment and furniture	(2,946)	(3,044)
Computer equipment and licenses	(1,692)	(1,645)
Machinery & equipment	(4,456)	(3,963)
Total accumulated depreciation	(9,094)	(8,652)
Total property, plant and equipment, net	3,275	3,392
Depreciation charge for the year	728	624

The depreciation charge from continuing operations for the year 2024 was USD 727,665.

In the years ended December 31, 2024 and 2023, WISeKey did not identify any events or changes in circumstances indicating that the carrying amount of any asset may not be recoverable. As a result, the Group did not record any impairment charge on property, plant and equipment in the years ended December 31, 2024 and 2023.

The useful economic life of property plant and equipment is as follows:

•	Production tools	8 to 10 years
•	Office equipment and furniture	2 to 5 years
•	Production masks	5 years
•	Probe cards	5 years
•	Licenses	3 years
•	Software	1 year

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

Note 15.      Intangible assets

Intangible assets and future amortization expenses consisted of the following:

	As at December 31,	As at December 31,
USD'000	2024	2023
Intangible assets not subject to amortization:
Cryptocurrencies	96	96
Intangible assets subject to amortization:
Trademarks	139	149
Patents	2,281	2,281
License agreements	11,378	12,132
Other intangibles	6,499	6,933
Total intangible assets gross	20,393	21,591
Accumulated amortization for:
Trademarks	(139)	(149)
Patents	(2,281)	(2,281)
License agreements	(11,378)	(12,132)
Other intangibles	(6,499)	(6,933)
Total accumulated amortization	(20,297)	(21,495)
Total intangible assets subject to amortization, net	-	-
Total intangible assets, net	96	96
Amortization charge for the year	-	1

The amortization charge from continuing operations for the year 2022 was USD 68,836.

Intangible assets not subject to amortization are made up of a balance of USD 96,164 in cryptocurrencies acquired in the normal course of business to allow the Group to make purchases in cryptocurrencies. The cryptocurrency balance was initially recorded at cost. The Group did not identify any impairment factors in the year ended December 31, 2024. Therefore, no impairment losses were recorded in the year ended December 31, 2024 and the balance as at December 31, 2024 remains USD 96,164.

The useful economic life of intangible assets is as follows:

•	Trademarks	5 to 10 years
•	Patents	5 to 10 years
•	License agreements	1 to 3 years
•	Other intangibles	5 years

All intangible assets subject to amortization were fully amortized as at December 31, 2024, therefore there are no amortization charges expected in future years.

Note 16.      Leases

WISeKey has historically entered into a number of lease arrangements under which it is the lessee. As at December 31, 2024, WISeKey holds nine operating leases. The operating leases relate to premises and office equipment. We do not sublease. All of our operating leases include multiple optional renewal periods which are not reasonably certain to be exercised.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

In the years 2024, 2023, and 2022 we recognized rent expenses associated with our leases as follows:

	12 months ended December 31,
USD'000	2024	2023	2022
Finance lease cost:
Amortization of right-of-use assets	-	-	33
Interest on lease liabilities	-	-	1
Operating lease cost:
Fixed rent expense	665	668	587
Short-term lease cost	-	-	2
Net lease cost from continuing operations	665	668	623
Lease cost - Cost of sales	-	-	-
Lease cost - General & administrative expenses	665	668	623
Net lease cost from continuing operations	665	668	623

In the years 2024 and 2023, we had the following cash and non-cash activities associated with our leases:

	As at December 31,	As at December 31,
USD'000	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	-	-
Operating cash flows from operating leases	657	614
Financing cash flows from finance leases	-	-
Non-cash investing and financing activities:
Net lease cost from continuing operations	665	668
Additions to ROU assets obtained from:
New operating lease liabilities	62	66

The following table provides the details of right-of-use assets and lease liabilities as of December 31, 2024 and December 31, 2023:

USD'000	As at December 31, 2024	As at December 31, 2023
Right-of-use assets:
Operating leases	1,502	2,052
Total right-of-use assets	1,502	2,052
Lease liabilities:
Operating leases	1,460	2,081
Total lease liabilities	1,460	2,081

As at December 31, 2024, future minimum annual lease payments were as follows:

	USD'000	USD'000	USD'000	USD'000
Year	Operating	Short-term	Finance	Total
2025	616	-	-	616
2026	543	-	-	543
2027	288	-	-	288
2028	158	-	-	158
2029 and beyond	-	-	-	-
Total future minimum operating and short-term lease payments	1,605	-	-	1,605
Less effects of discounting	(145)	-	-	(145)
Lease liabilities recognized	1,460	-	-	1,460

As of December 31, 2024, the weighted-average remaining lease term was 2.94 years for operating leases.

For our operating leases and because we generally do not have access to the implicit rate in the lease, we calculated an estimate rate based upon the estimated incremental borrowing rate of the entity holding the lease. The weighted average discount rate associated with operating leases as of December 31, 2024 was 3.19% and as of December 31, 2023 was 4.70%.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

Note 17.      Goodwill

We test goodwill for impairment annually on October 1st, or as and when indicators of impairment arise. As at October 1, 2024, the fair value of the net assets of the reporting unit concerned by goodwill was superior to the carrying value of the net assets and goodwill allocated. After October 1, 2024, there were no impairment indicators identified triggering a new impairment test. Therefore, no impairment loss was recorded in 2024.

Impairment reviews have been conducted for the goodwill allocated to the reporting unit (“RU”) relating to the acquisition of SEALSQ France SAS (formerly WISeKey Semiconductors SAS) in 2016. Fair value has been determined based on the market approach. Cash flows have been projected over 5 years from the date of the assessment and have been discounted at the pre-tax weighted average cost of capital. Fair value is higher than its carrying value. The SEALSQ France SAS RU has a negative carrying amount.

USD'000	IoT Segment	Total
Goodwill balance as at December 31, 2022	8,317	8,317
Goodwill acquired during the year	-	-
Impairment losses	-	-
As at December 31, 2023
Goodwill	8,317	8,317
Accumulated impairment losses	-	-
Goodwill balance as at December 31, 2023	8,317	8,317
Goodwill acquired during the year	-	-
Impairment losses	-	-
As at June December 31, 2024
Goodwill	8,317	8,317
Accumulated impairment losses	-	-
Goodwill balance as at December 31, 2024	8,317	8,317

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

Note 18.      Equity securities, at cost

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

As at December 31, 2024, we performed a qualitative assessment to consider potential impairment indicators. We made reasonable efforts to identify any observable transactions of identical or similar investments but did not identify any such transaction. Therefore, no impairment loss was recorded in the year to December 31, 2024, and the carrying value of the FOSSA investment as at December 31, 2024 was EUR 440,000 (USD 455,422 at closing rate).

Note 19.      Accounts payable

The accounts payable balance consisted of the following:

	As at December 31,	As at December 31,
USD'000	2024	2023
Trade creditors	3,691	3,568
Accounts payable to Board Members	2,343	826
Accounts payable to other related parties	83	104
Accounts payable to underwriters, promoters, and employees	2,572	4,200
Other accounts payable	4,807	4,165
Total accounts payable	13,496	12,863

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

As at December 31, 2024, accounts payable to Board Members are made up of:

-	a balance of CHF 1,306,890 (USD 1,441,063) payable to Carlos Moreira in relation to accrued bonus and social charges thereon (see Note 37 for detail).
-	a balance of CHF 227,686 (USD 251,062) payable to Peter Ward in relation to unused vacation allowance and his board fee (see Note 37 for detail).
-	a balance of CHF 480,321 (USD 529,634) payable to John O’Hara in relation to accrued bonus and social charges thereon (see Note 37 for detail).
-	a total balance of USD 121,662 payable to other Board Members in relation to their board fee (see Note 37 for detail).

As at December 31, 2024, accounts payable to other related parties are made up of CHF 75,670 (USD 83,439) payable to OISTE (see Note 37 for detail).

Accounts payable to underwriters, promoters and employees consist primarily of payable balances to employees in relation to vacation days, bonus and 13th month accruals across WISeKey.

Other accounts payable are mostly amounts due or accrued for professional services (e.g. legal, accountancy, and audit services) and accruals of social charges in relation to the accrued liability to employees.

Note 20.      Notes payable and Indebtedness to related parties, current

Notes payable and indebtedness to related parties, current consisted of the following:

	As at December 31,	As at December 31,
USD'000	2024	2023
Short-term loan	5,900	4,085
Short-term loan from shareholders	78	79
Total notes payable and indebtedness to related parties, current	5,978	4,164

As at December 31, 2024, the current notes payable balance was made up of:

-	a USD 4,030,000 short-term loan with ExWorks (see description below),
-	a CHF 46,600 (USD 51,384) current portion of the Covid loans with UBS (see Note 22), and
-	a USD 1,818,943 production capacity investment loan agreement (see description below)

As at December 31, 2024, the indebtedness to related parties, current, balance was made up of loans from the noncontrolling shareholders of WISeKey SAARC for a total amount of USD 77,638 at closing rate (USD 78,950 as at December 31, 2023). These loans do not bear interest. See Note 37 for details.

The weighted–average interest rate on current notes payable, excluding loans from shareholders at 0% interest rate, was respectively 10% and 10% per annum as at December 31, 2024 and December 31, 2023.

Credit Agreement with ExWorks Capital Fund I, L.P

On April 4, 2019, WISeCoin AG (“WISeCoin”), an affiliate of the Group, signed a credit agreement with ExWorks Capital Fund I, L.P (“ExWorks”). Under this credit agreement, WISeCoin was granted a USD 4,000,000 term loan and may add up to USD 80,000 accrued interest to the loan principal, hence a maximum loan amount of USD 4,080,000. The loan bears an interest rate of 10% p.a. payable monthly in arrears. The maturity date of the arrangement was April 4, 2020, therefore all outstanding balances are classified as current liabilities in the balance sheet. ExWorks can elect to have part or all of the principal loan amount and interests paid either in cash or in WISeCoin Security Tokens (the “WCN Token”) as may be issued by WISeCoin from time to time. As at June 30, 2019, the conversion price was set at CHF 12.42 per WCN Token based on a non-legally binding term sheet.

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

As at December 31, 2023, the outstanding borrowings were USD 4,030,000 and the loan had not been repaid.

As at December 31, 2024, the outstanding borrowings were USD 4,030,000 and the loan had not been repaid, meaning that the loan is past due under the terms of the credit agreement with ExWorks. The Group has been in contact with the receiver of ExWorks Capital Fund I, L.P in relation to the outstanding borrowings and continues to accrue interest on the loan at the rate of 10% p.a.

Production Capacity Investment Loan Agreement

In November 2022, WISeKey entered into a loan agreement with a third-party client to borrow funds for the purpose of increasing their production capacity.  Under the terms of the Agreement, the client has lent to WISeKey a total of USD 2,000,000. The loan will be reimbursed by way of a volume rebate against future sales volumes from the SEALSQ group to the client during the period from July 1, 2023, through to December 31, 2025.  The volume rebate is based upon quarterly sales volumes in excess of a base limit on a yearly projected basis. Any amount still outstanding as at December 31, 2025 falls due for repayment on this date.  The loan does not bear any interest and there were no fees or costs attributed to the loan.

An unamortized debt discount totaling USD 511,128 was calculated and booked to APIC in 2022.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

As of December 31, 2024, WISeKey has not repaid any amount due to a change in the product mix of the client. The loan balance remains USD 2 million with an unamortized debt discount balance of USD 181,057, thus leaving a carrying value of USD 1,818,943.

The Group recorded a debt discount amortization expense of USD 165,147 in the year 2024, and USD 164,924 in the year 2023. No debt discount charge was recorded to the income statement in 2022.

Note 21.      Other current liabilities

Other current liabilities consisted of the following:

	As at December 31,	As at December 31,
USD'000	2024	2023
Other tax payable	583	319
Customer contract liability, current	392	353
Other current liabilities	160	160
Total other current liabilities	1,135	832

Note 22.      Loans and line of credit

Loan Agreements with UBS SA

On March 26, 2020, two members of the Group, WISeKey International Holding Ltd and WISeKey SA, entered into the Covid loans to borrow funds under the Swiss Government supported COVID-19 Credit Facility with UBS SA. Under the terms of the Agreement, UBS has lent such Group members a total of CHF 571,500. The loans are repayable in full by March 30, 2028, as amended, being the eighth anniversary of the date of deposit of the funds by UBS. Semi-annual repayments have started since March 31, 2022, and will be spread on a linear basis over the remaining term. Full repayment of the loans is permitted at any time. The interest rate is determined by Swiss COVID-19 Law. At inception, the Covid loans carried an interest rate of 0%, which was updated to an interest rate of 1.5% per annum paid quarterly from April 1, 2023. There were no fees or costs attributed to the Covid loans and as such there is no debt discount of debt premium associated with the loan facility.

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

During the year ended December 31, 2024, the loans accrued interest in a total amount of CHF 2,476 (USD 2,730 at closing rate) and WISeKey repaid CHF 46,600 out of the loans, bringing the total repayment to date to CHF 432,800 (USD 477,234 at closing rate). Therefore, as at December 31, 2024, the outstanding balance on the loans was CHF 138,700 (USD 152,940). The outstanding balance on the loans at December 31, 2023 was CHF 185,300 (USD 220,243).

Credit Agreement with L1 Capital Global Opportunities Master Fund

On June 29, 2021, WISeKey entered into an Agreement for the Subscription of up to $22M Convertible Notes (the “L1 Facility”) with L1 Capital Global Opportunities Master Fund (“L1”), pursuant to which L1 committed to grant a loan to WISeKey for up to a maximum amount of USD 22 million divided into tranches of variable sizes, during a commitment period of 24 months ending June 28, 2023. The initial tranche was agreed in the L1 Facility agreement as USD 11 million to be funded on June 29, 2021 (the “L1 Initial Tranche”). For the remaining facility, WISeKey has the right to request L1 to subscribe for four additional note tranches of USD 2,750,000 each or any other amount agreed between the parties, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into convertible notes of USD 100,000 each that bear interest of 6% per annum. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares within a period of 24 months from issuance (the “L1 Conversion Period”). Conversion takes place upon request by L1 during the L1 Conversion Period, but in any case no later than at the expiry of the L1 Conversion Period. Each calendar month, L1 can request conversion of up to 12.5% of the principal amount of all issued tranches at a conversion price of 95% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date, and, should L1 wish to convert more than 12.5% of the principal amount of all issued tranches in a calendar month, the conversion price for the additional converted amounts is set at the higher of (i) the Fixed Conversion price applicable to relevant tranche, and (ii) 95% of the lowest daily volume-weighted average price of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 5 trading days preceding the relevant conversion date (the “Original L1 Conversion Price”).

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

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

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

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

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

During the year ended December 31, 2024, L1 converted the remaining balance of USD 200,000 out of the L1 Additional Accelerated Tranches, resulting in the delivery of a total of 64,287 WIHN Class B Shares. A debt discount charge of USD 2,444 was amortized to the income statement, a debt conversion expense of USD 32,231 was recorded in the income statement, and a total credit of USD 24,947 was booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2024, all convertible notes had been converted, hence a USD nil carrying value, and the facility was fully used.

Share Purchase Agreement with L1 Capital Global Opportunities Master Fund dated July 11, 2023

On July 11, 2023, the Group entered into a Securities Purchase Agreement (the “L1 SPA”) with L1 Capital Global Opportunities Master Fund Ltd (“L1”) pursuant to which L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes. The Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The Notes will be convertible into Ordinary Shares of SEALSQ Corp (“SEALSQ”), a subsidiary of WISeKey, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 30 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily volume weighted average price (“VWAP”) of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 92% of the lowest daily VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 2.50. The covenants include the requirement for the Group to maintain a minimum cash balance of USD 4 million and to ensure that indebtedness of the Group does not exceed 15% of the average market capitalization.

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

Additionally, per the terms of the L1 SPA, upon each tranche closing under the L1 SPA, the Group will grant L1 the option to acquire Ordinary Shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the Ordinary Shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. In line with ASC 470-20-25-2, for each tranche closing, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of the Ordinary Shares on the tranche closing date. The fair value of the debt is calculated using the discounted cash flow method.

The first tranche of USD 5 million was funded on July 12, 2023, by L1. the Group issued to L1 (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “First L1 Note”), convertible into SEALSQ’s Ordinary Shares, and (ii) 122,908 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the “First L1 Warrant”). the Group also created a capital reserve of 8,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the First L1 Note and the First L1 Warrant. Debt issue costs made up of legal expenses totaling USD 114,832 and a commission of USD 250,000 to the placement agent were due upon issuance of the First L1 Note, and a fee of USD 200,000 representing 4% of the principal value of the First L1 Note was paid to L1 at closing.

The First L1 Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 632,976 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 11.42. The fair value of the debt was calculated using the discounted cash flow method as USD 4,987,363. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 563,112, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 323,744 and a debit to APIC of USD 41,088. Including the fee paid to L1, a total debt discount of USD 1,086,856 was recorded against the First L1 Note’s principal amount.

During the year ended December 31, 2023, L1 converted a total of USD 4 million of the First L1 Note, resulting in the delivery of a total of 3,940,630 Ordinary Shares of SEALSQ. A debt discount charge of USD 210,290 was amortized to the income statement and unamortized debt discounts totaling USD 705,572 were booked to APIC on conversions in line with ASC 470-02-40-4.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

On January 9, 2024, the Group and L1 entered into an Amendment to the Securities Purchase Agreement (the “First L1 Amendment”), to amend some of the original terms and conditions of the L1 SPA and pursuant to which L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 4 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 92% of the lowest daily volume VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 0.55. The warrants issued upon each tranche closing under the First L1 Amendment will have a fixed exercise price of USD 4 and the reset of the exercise price of the First L1 Warrant is deleted. All other significant terms of the L1 SPA remain unchanged.

The second tranche of USD 5 million was funded on January 11, 2024, by L1. the Group issued to L1 (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “Second L1 Note”), convertible into SEALSQ’s Ordinary Shares, and (ii) 1,144,339 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the “Second L1 Warrant”). The Group also created a capital reserve of 45,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the Second L1 Note and the Second L1 Warrant. Debt issue costs made up of legal expenses totaling USD 70,279 and a commission of USD 250,000 to the placement agent were due upon issuance of the Second L1 Note, and a fee of USD 200,000 representing 4% of the principal value of the Second L1 Note was paid to L1 at closing.

The Second L1 Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 709,490 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 1.60. The fair value of the debt was calculated using the discounted cash flow method as USD 4,594,061. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 668,882, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 277,433 and a debit to APIC of USD 42,846. Including the fee paid to L1, a total debt discount of USD 1,146,315 was recorded against the Second L1 Note’s principal amount.

On March 1, 2024, the Group and L1 entered into the Second Amendment to the Securities Purchase Agreement (the “Second L1 Amendment”), to amend some of the terms and conditions of the L1 SPA and pursuant to which L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 2.5% Discount Convertible Promissory Notes. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 5.5 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 93% of the lowest daily volume VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 0.55.The warrants issued upon each tranche closing under the Second L1 Amendment will have a fixed exercise price of USD 5.5. All other significant terms of the L1 SPA, as amended by the First L1 Amendment, remain unchanged.

The third tranche of USD 5 million was funded on March 1, 2024, by L1. The Group issued to L1 (i) a Senior Original Issue 2.5% Discount Convertible Promissory Note of USD 5 million (the “Third L1 Note”), convertible into SEALSQ’s Ordinary Shares, and (ii) 768,679 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the “Third L1 Warrant”). Debt issue costs made up of legal expenses totaling USD 53,184 and a commission of USD 250,000 to the placement agent were due upon issuance of the Third L1 Note, and a fee of USD 125,000 representing 2.5% of the principal value of the Third L1 Note was paid to L1 at closing.

The Third L1 Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 553,449 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 1.98. The fair value of the debt was calculated using the discounted cash flow method as USD 4,549,701. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 542,262, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 270,303 and a debit to APIC of USD 32,881. Including the fee paid to L1, a total debt discount of USD 937,565 was recorded against the First L1 Note’s principal amount.

During the year ended December 31, 2024, L1 converted all notes in full for a total conversion amount of USD 11 million, resulting in the delivery of a total of 21,494,587 Ordinary Shares of SEALSQ. A total debt discount charge of USD 432,091 was amortized to the income statement and unamortized debt discounts totaling USD 1,822,783 were booked to APIC on conversion in line with ASC 470-02-40-4.

As at December 31, 2024, there was no unconverted balance in relation to the L1 SPA, as amended.

Share Purchase Agreement with Anson Investments Master Fund dated July 11, 2023

On July 11, 2023, the Group entered into a Securities Purchase Agreement (the “Anson SPA”) with Anson Investments Master Fund LP (“Anson”) pursuant to which Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes. The Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) USD 30 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 92% of the lowest daily VWAP of the Ordinary Shares during the ten trading days immediately preceding the notice of partial or full conversion of the Note, with a floor price of USD 2.50. The covenants include the requirement for the Group to maintain a minimum cash balance of USD 4 million and to ensure that indebtedness of the Group does not exceed 15% of the average market capitalization.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

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

Additionally, per the terms of the Anson SPA, upon each tranche closing under the Anson SPA, the Group will grant Anson the option to acquire Ordinary Shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the Ordinary Shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. In line with ASC 470-20-25-2, for each tranche closing, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of the Ordinary Shares on the tranche closing date. The fair value of the debt is calculated using the discounted cash flow method.

The first tranche of USD 5 million was funded on July 12, 2023, by Anson. The Group issued to Anson (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “First Anson Note”), convertible into SEALSQ’s Ordinary Shares, and (ii) 122,908 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the “First Anson Warrant”). The Group also created a capital reserve of 8,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the First Anson Note and the First Anson Warrant. Debt issue costs made up of legal expenses totaling USD 64,832 and a commission of USD 250,000 to the placement agent were due upon issuance of the First Anson Note, and a fee of USD 200,000 representing 4% of the principal value of the First Anson Note was paid to Anson at closing.

The First Anson Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 632,976 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 11.42. The fair value of the debt was calculated using the discounted cash flow method as USD 4,987,363. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 563,112, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 279,375 and a debit to APIC of USD 35,457. Including the fee paid to Anson, a total debt discount of USD 1,042,487 was recorded against the First Anson Note’s principal amount.

During the year ended December 31, 2023, Anson converted a total of USD 4,175,000 of the First Anson Note, resulting in the delivery of a total of 3,996,493 Ordinary Shares of SEALSQ. A debt discount charge of USD 198,984 was amortized to the income statement and unamortized debt discounts totaling USD 708,062 were booked to APIC on conversions in line with ASC 470-02-40-4.

Additionally, on July 10, 2023, the Group issued 8,184 new Ordinary Shares to Anson as a result of a share ledger correction, thus a total delivery for the year of 4,004,677 Ordinary Shares.

On January 9, 2024, the Group and Anson entered into an Amendment to the Securities Purchase Agreement (the “First Anson Amendment”), to amend some of the original terms and conditions of the Anson SPA and pursuant to which Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 4 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 92% of the lowest daily volume VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 0.55. The warrants issued upon each tranche closing under the First Anson Amendment will have a fixed exercise price of USD 4 and the reset of the exercise price of the First Anson Warrant is deleted. All other significant terms of the Anson SPA remain unchanged.

The second tranche of USD 5 million was funded on January 10, 2024, by Anson. The Group issued to Anson (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “Second Anson Note”), convertible into SEALSQ’s Ordinary Shares, and (ii) 1,144,339 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the “Second Anson Warrant”). The Group also created a capital reserve of 45,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the Second Anson Note and the Second Anson Warrant. Debt issue costs made up of legal expenses totaling USD 55,279 and a commission of USD 250,000 to the placement agent were due upon issuance of the Second Anson Note, and a fee of USD 200,000 representing 4% of the principal value of the Second Anson Note was paid to Anson at closing.

The Second Anson Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 709,490 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 1.60. The fair value of the debt was calculated using the discounted cash flow method as USD 4,594,171. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 668,868, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 264,441 and a debit to APIC of USD 40,838. Including the fee paid to Anson, a total debt discount of USD 1,133,309 was recorded against the Second Anson Note’s principal amount.

On March 1, 2024, the Group and Anson signed a second Amendment to Securities Purchase Agreement (the “Second Anson Amendment”), to amend some of the terms and conditions of the Anson SPA and pursuant to which Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 2.5% Discount Convertible Promissory Notes. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 5.5 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 93% of the lowest daily volume VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 0.55.The warrants issued upon each tranche closing under the Second Anson Amendment will have a fixed exercise price of USD 5.5. All other significant terms of the Anson SPA, as amended by the First Anson Amendment, remain unchanged.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

The third tranche of USD 5 million was funded on March 1, 2024, by Anson. The Group issued to Anson (i) a Senior Original Issue 2.5% Discount Convertible Promissory Note of USD 5 million (the “Third Anson Note”), convertible into SEALSQ’s Ordinary Shares, and (ii) 768,679 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the “Third Anson Warrant”). Debt issue costs made up of legal expenses totaling USD 38,184 and a commission of USD 250,000 to the placement agent were due upon issuance of the Third Anson Note, and a fee of USD 125,000 representing 2.5% of the principal value of the Third Anson Note was paid to Anson at closing.

The Third Anson Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 553,449 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 1.98. The fair value of the debt was calculated using the discounted cash flow method as USD 4,549,701. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 542,262, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 256,930 and a debit to APIC of USD 31,254. Including the fee paid to Anson, a total debt discount of USD 924,192 was recorded against the Third Anson Note’s principal amount.

During the year ended December 31, 2024, Anson converted all notes in full for a total conversion amount of USD 10,825,000, resulting in the delivery of a total of 19,260,369 Ordinary Shares of SEALSQ. A total debt discount charge of USD 376,774 was amortized to the income statement and unamortized debt discounts totaling USD 1,816,168 were booked to APIC on conversion in line with ASC 470-02-40-4.

As at December 31, 2024, there was no unconverted balance in relation to the Anson SPA, as amended.

Subscription Agreement with L1 Capital Global Opportunities Master Fund

On October 23, 2024, the Group entered into a Subscription Agreement for the Subscription of up to $15M Convertible Notes (the “2024 L1 Facility”) with L1, pursuant to which L1 committed to grant a loan to WISeKey for up to a maximum amount of USD 15 million divided into tranches of variable sizes, during a commitment period of 24 months ending October 22, 2026. The 2024 L1 Facility plans for an initial tranche USD 1.25 million (the “2024 L1 Initial Tranche”) and subsequent tranches in an aggregate principal amount or aggregate principal amounts to be agreed upon between WISeKey and L1, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into unsecured convertible notes of USD 100,000 each that bear no interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares upon request by L1 within a period of 12 months from issuance and, in any case, no earlier than 40 days after the tranche closing and no later than at the expiry of the 12 months. For each tranche, the conversion price is determined as the lower of (i) a Fixed Conversion Price set at a premium of 100% to the daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange on the trading day prior to the date of completion of each tranche, and (ii) 94% of the lowest daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date.

Due to L1’s option to convert the loan in part or in full at any time before maturity, the 2024 L1 Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that L1 will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the 2024 L1 Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Debt issue costs made up of legal expenses of USD 11,319, a commission of USD 67,500 to the placement agent and an aggregated fee of USD 137,500 to L1 were due upon issuance of the 2024 L1 Initial Tranche on October 25, 2024 and recorded as a debt discount against the 2024 L1 Initial Tranche principal amount. Upon subscription of each subsequent tranche under the 2024 L1 Facility, debt issue costs to L1 representing an aggregate of 11% of the principal value of the subscribed funds will be recorded as a debt discount against each tranche.

During the year ended December 31, 2024, WISeKey made one subscription under the 2024 L1 Facility in an amount of USD 1.25 million, the 2024 L1 Initial Tranche. For each subscription, the fair value of the debt is calculated using the discounted cash flow method creating a debt discount or a debt premium on the debt host with the credit or debit entry booked to APIC. The fair value of the debt for the 2024 L1 Initial Tranche was USD 1,328,458, giving rise to a debt premium of USD 78,458.

In the year ended December 31, 2024, L1 converted a total of USD 1.24 million out of the 2024 L1 Initial Tranche, resulting in the delivery of a total of 344,598 WIHN Class B Shares. A debt discount charge of USD 17,746 was amortized to the income statement and a total debit of USD 119,212 was booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2024, convertible notes in an aggregate amount of USD 10,000 remained unconverted and the unamortized debt discount balance was USD 903, hence a carrying value of USD 9,097. The outstanding 2024 L1 Facility available was USD 13.75 million.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

Subscription Agreement with Anson Investments Master Fund LP

On October 23, 2024, the Group entered into a Subscription Agreement for the Subscription of up to $15M Convertible Notes (the “2024 Anson Facility”) with Anson, pursuant to which Anson committed to grant a loan to WISeKey for up to a maximum amount of USD 15 million divided into tranches of variable sizes, during a commitment period of 24 months ending October 22, 2026. The 2024 Anson Facility plans for an initial tranche USD 1.25 million (the “2024 Anson Initial Tranche”) and subsequent tranches in an aggregate principal amount or aggregate principal amounts to be agreed upon between WISeKey and Anson, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into unsecured convertible notes of USD 100,000 each that bear no interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares upon request by Anson within a period of 12 months from issuance and, in any case, no earlier than 40 days after the tranche closing and no later than at the expiry of the 12 months. For each tranche, the conversion price is determined as the lower of (i) a Fixed Conversion Price set at a premium of 100% to the daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange on the trading day prior to the date of completion of each tranche, and (ii) 94% of the lowest daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date.

Due to Anson’s option to convert the loan in part or in full at any time before maturity, the 2024 Anson Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that Anson will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the 2024 Anson Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Debt issue costs made up of legal expenses of USD 11,319, a commission of USD 67,500 to the placement agent and an aggregated fee of USD 137,500 to Anson were due upon issuance of the 2024 Anson Initial Tranche on October 23, 2024 and recorded as a debt discount against the 2024 Anson Initial Tranche principal amount. Upon subscription of each subsequent tranche under the 2024 Anson Facility, debt issue costs to Anson representing an aggregate of 11% of the principal value of the subscribed funds will be recorded as a debt discount against each tranche.

During the year ended December 31, 2024, WISeKey made one subscription under the 2024 Anson Facility in an amount of USD 1.25 million, the 2024 Anson Initial Tranche. For each subscription, the fair value of the debt is calculated using the discounted cash flow method creating a debt discount or a debt premium on the debt host with the credit or debit entry booked to APIC. The fair value of the debt for the 2024 Anson Initial Tranche was USD 1,328,458, giving rise to a debt premium of USD 78,458.

In the year ended December 31, 2024, Anson converted the 2024 Anson Initial Tranche in full, resulting in the delivery of a total of 346,820 WIHN Class B Shares. A debt discount charge of USD 18,774 was amortized to the income statement and a total debit of USD 119,087 was booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2024, there were no unconverted notes, hence a carrying value of USD nil. The outstanding 2024 Anson Facility available was USD 13.75 million.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

Note 23.      Employee benefit plans

Defined benefit post-retirement plan

The Group maintains three pension plans: one maintained by WISeKey SA and one by WISeKey International Holding Ltd, both covering its employees in Switzerland, as well as one maintained by SEALSQ France SAS (formerly WISeKey Semiconductors SAS) covering WISeKey’s employees in France.

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

The liabilities and annual income or expense of the pension plan are determined using methodologies that involve several actuarial assumptions, the most significant of which is the discount rate.

The defined benefit pension plan maintained by SEALSQ France SAS, and its obligations to employees in terms of retirement benefits, is limited to a lump sum payment based on remuneration and length of service, determined for each employee. The plan is not funded, which means that there are no plan assets.

The pension liability calculated as at December 31, 2024 is based on annual personnel costs and assumptions as of December 31, 2024.

Personnel Costs	As at December 31,	As at December 31,	As at December 31,
USD'000	2024	2023	2022
Wages and Salaries	13,139	12,507	12,401
Social security contributions	3,977	3,611	3,123
Net service costs	350	449	422
Other components of defined benefit plans, net	29	(45)	14
Total	17,495	16,522	15,960

	As at December 31,
Assumptions	2024	2024	2023	2023	2022	2022
	France	Switzerland	France	Switzerland	France	Switzerland
Discount rate	3.10%	0.97%	3.05%	1.52%	3.65%	2.25%
Expected rate of return on plan assets	n/a	3.05%	n/a	3.04%	n/a	3.00%
Salary increases	3%	2%	3%	2%	3%	1.50%

For WISeKey SA and WISeKey International Holding Ltd’s funded plans, the expected long-term rate of return on assets is based on the pension fund’s asset allocation.

As at December 31, 2024 and December 31, 2023 the Group’s accumulated benefit obligation amounted respectively to USD 14,604,000 and USD 13,879,000.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

Reconciliation to Balance Sheet start of year
USD'000
Fiscal year	2024	2023	2022

Fair value of plan assets	(11,142)	(10,108)	(12,169)
Projected benefit obligation	14,143	11,867	16,938
Surplus/deficit	3,001	1,759	4,769
Opening balance sheet liability / (asset) (funded status)	3,001	1,759	4,769

Reconciliation of benefit obligation during the year
Projected benefit obligation at start of year	14,143	11,867	16,938
Net service cost	225	237	213
Interest expense	214	279	52
Plan participant contributions	118	98	98
Net benefits paid to participants	177	(100)	(2,225)
Prior service costs	-	(19)	-
Actuarial losses / (gains)	1,067	606	(2,892)
Currency translation adjustment	(1,040)	1,175	(317)
Projected benefit obligation at end of year	14,904	14,143	11,867

Reconciliation of plan assets during year
Fair value of plan assets at start of year	(11,142)	(10,108)	(12,169)
Employer contributions paid over the year	(218)	(184)	(190)
Plan participant contributions	(118)	(98)	(98)
Net benefits paid to participants	(184)	78	2,201
Interest income	(326)	(311)	(157)
Return in plan assets, excl amounts included in net interest	115	501	82
Currency translation adjustment	846	(1,020)	223
Fair value of plan assets at end of year	(11,027)	(11,142)	(10,108)

Reconciliation to balance sheet end of year
Fair value of plan assets	(11,027)	(11,142)	(10,108)
Defined benefit obligation - funded plans	14,904	14,143	11,867
Surplus/deficit	3,877	3,001	1,759

Closing balance sheet liability / (asset) (funded status)	3,877	3,001	1,759

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

Movement in Funded Status
USD'000
Fiscal year	2024	2023	2022

Opening balance sheet liability (funded status)	3,001	1,759	4,769

Net service cost	225	237	213
Net interest cost / (credit)	(112)	(32)	(105)
Amortization of net (gain) / loss	22	-	152
Amortization of prior service cost / (credit)	(48)	(26)	(28)
Currency translation adjustment	-	(2)	(5)
Total net periodic benefit cost / (credit)	87	177	227

Actuarial (gain) / loss on liabilities from changes to financial assumptions	1,067	1,005	(3,001)
Actuarial (gain) / loss on liabilities due to experience	-	(399)	109
Return in plan assets, excl. amounts included in net interest	115	501	82
Prior service cost / (credit)	-	(19)	-
Amortization of net (gain) / loss	(22)	-	(152)
Amortization of prior service cost / (credit)	48	26	28
Currency translation adjustment	-	37	0
Total (gain) / loss recognized via other comprehensive income	1,208	1,151	(2,934)

Employer contributions paid in the year	(218)	(184)	(190)
Cashflow required to pay benefit payments	(7)	(22)	(24)
Total cashflow	(225)	(206)	(214)

Currency translation adjustment	(194)	120	(89)
Closing balance sheet liability (funded status)	3,877	3,001	1,759

Reconciliation of unrecognized (gain) / loss
Unrecognized (gain) / loss at beginning of year	795	(338)	2,651
Amortization during the year	(22)	-	(152)
Actuarial (gain) / loss on liabilities	1,067	606	(2,892)
Actuarial (gain) / loss on assets	112	535	82
Currency translation adjustment	(61)	(8)	(27)
Unrecognized (gain) / loss at year-end	1,891	795	(338)

Reconciliation of unrecognized prior service cost / (credit)
Unrecognized prior service cost / (credit) at beginning of year	(542)	(503)	(537)
Prior service cost for the current period	-	(19)	-
Amortization during the year	48	26	28
Currency translation adjustment	38	(46)	6
Unrecognized prior service cost / (credit) at year-end	(456)	(542)	(503)

Amounts recognized in accumulated other comprehensive income
Net loss / (gain)	1,891	795	(338)
Prior service cost / (credit)	(456)	(542)	(503)
Deficit	1,435	253	(841)

Estimated amount to be amortized from accumulated other comprehensive income into net periodic benefit cost / (credit) over next fiscal year
Net loss / (gain)	(94)	-	152
Prior service cost / (credit)	(101)	(26)	(28)

All of the assets are held under the collective contract by the plan’s re-insurer company and are invested in a mix of Swiss and International bond and equity securities. In line with ASC 820’s three-tier fair value hierarchy, pension assets belong to the fair value level 2.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

The table below shows the breakdown of expected future contributions payable to the Plan :

Period USD'000	Switzerland	France
2025	422	30
2026	431	50
2027	2,227	53
2028	535	39
2029	855	-
2030 to 2034	2,539	394

The Group expects to make contributions of approximately USD 242,000 in 2025.

There are no plan assets expected to be returned to the employer during the 12-month period following December 31, 2024.

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

Note 25.      Stockholders’ equity

Stockholders’ equity consisted of the following:

WISeKey International Holding Ltd	As at December 31, 2024		As at December 31, 2023
Share Capital	Class A Shares	Class B Shares	Class A Shares	Class B Shares
Par value per share (in CHF)	0.01	0.10	0.25	2.50
Share capital (in USD)	16,007	359,485	400,186	8,170,070
Per Articles of association and Swiss capital categories
Conditional Share Capital - Total number of conditional shares(1)	400,000	1,210,590	400,000	1,500,000
Total number of fully paid-in shares	1,600,880	4,070,522	1,600,880	3,076,150
Per US GAAP
Total number of authorized shares	2,000,880	6,194,267	2,000,880	6,194,267
Total number of fully paid-in issued shares(1)	1,600,880	3,365,560	1,600,880	3,076,150
Total number of fully paid-in outstanding shares(1)	1,600,880	3,309,052	1,600,880	2,954,097
Par value per share (in CHF)	0.01	0.10	0.25	2.50
Share capital (in USD)	16,007	359,485	400,186	8,170,070
Total share capital (in USD)	375,492		8,570,256
Treasury Share Capital
Total number of fully paid-in shares held as treasury shares	-	56,508	-	122,053
Treasury share capital (in USD)	-	501,644	-	691,280
Total treasury share capital (in USD)	-	501,644	-	691,280

(1) Conversions of conditional capital that were not registered with the commercial register as of December 31, 2024 are not deducted from the total number of conditional shares, i.e. the number shown is as if the issues had not taken place.

On June 27, 2024, shareholders approved, at WISeKey’s Annual General Meeting of Shareholders (AGM), the Board of Directors’ proposals to proceed with a reduction of the nominal value of: (i) each WIHN Class B Share with a nominal value of CHF 2.50 by an amount of CHF 2.40 to CHF 0.10; and (ii) each WIHN Class A Share with a nominal value of CHF 0.25 by an amount of CHF 0.24 to CHF 0.01, and an allocation of the aggregate nominal value reduction amount of CHF 8,461,555.20 to the Company's statutory capital reserves from capital contribution.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

In the years to December 31, 2024 and 2023 respectively, WISeKey purchased a total of nil treasury shares and 300,202 treasury shares (including 202 shares from the repurchase of fractional shares from the reverse stock split) at an average purchase price of USD nil and USD 2.71 per share, and sold a total of 65,545 and 187,294 treasury shares at an average sale price of USD 2.97 and USD 9.33 per share.

Share buyback program

On July 9, 2019, the Group started a share buyback program on the SIX Swiss Exchange to buy back Class B Shares up to a maximum 10% of the share capital and 5.35% of the voting rights. In compliance with Swiss Law, at no time will the group hold more than 10% of its own registered shares. The share buyback program ended on July 8, 2022.

As at December 31, 2024, WISeKey’s treasury share balance included 8,347 Class B Shares purchased through the share buyback program.

Voting rights

Each share carries one vote at a general meeting of shareholders, irrespective of the difference in par value of Class A Shares (CHF 0.01 per share) and Class B Shares (CHF 0.10 per share). Our Class A Shares have a lower par value (CHF 0.01) than our Class B Shares (CHF 0.10) but have same voting right as the higher par value Class B Shares, namely one (1) vote per share. This means that, relative to their respective per share contribution to the share capital, the holders of our Class A Shares have a greater relative per share voting power than the holders of our Class B Shares for matters that require approval on the basis of a specified majority of shares present at the shareholders meeting.

Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of an absolute majority of the votes represented (in person or by proxy) at a general meeting of shareholders (each Class A Share and each Class B Share having one vote), unless otherwise stipulated by law or our Articles. The following matters require approval by a majority of the par value of the shares represented at the general meeting (each Class A Share having a par value of CHF 0.01 per share and each Class B Share having a par value of CHF 0.10 per share):

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

In addition, under Swiss corporation law and our Articles, approval by two-thirds of the shares represented at the meeting, and by the absolute majority of the par value of the shares represented is required for:

-	amending our corporate purpose;
-	creating or cancelling shares with preference rights;
-	restricting the transferability of registered shares;
-	restricting the exercise of the right to vote or the cancellation thereof;
-	creating authorized or conditional share capital;
-	increasing the share capital out of equity, against contributions in kind or for the purpose of acquiring specific assets and granting specific benefits;
-	limiting or withdrawing shareholder's pre-emptive rights;
-	relocating our registered office;
-	converting registered shares into bearer shares and vice versa;
-	our dissolution or liquidation; and
-	transactions among corporations based on Switzerland's Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of 2003, as amended (the “Swiss Merger Act”) including a merger, demerger or conversion of a corporation.

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

Each holder of Class A Shares has entered into an agreement (each such agreement a “Shareholder Agreement”) with WISeKey, pursuant to which such holder of Class A Shares has given the undertaking vis-à-vis WISeKey not to (i) directly or indirectly offer, sell, transfer or grant any option or contract to purchase, purchase any option or contract to sell, grant instruction rights with respect to or otherwise dispose of, or (ii) solicit any offers to purchase, otherwise acquire or be entitled to, any of his/her/its Class A Shares or any right associated therewith (collectively a “Transfer”), except if such Transfer constitutes a “Permitted Transfer”, as defined hereafter. A Permitted Transfer is defined as a Transfer by a holder of Class A Share to his/her spouse or immediate family member (or a trust related to such immediate family member) or a third party for reasonable estate planning purposes, the transfer to an affiliate and any transfer following conversion of his/her/its Class A Shares into Class B Shares. Each holder of a Class A Share has the right to request that, at WISeKey's annual General Meeting, an item be included on the agenda according to which Class A Shares are, at the discretion of each holder of Class A Shares, converted into Class B Shares.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

Note 26.      Accumulated other comprehensive income

USD'000
Accumulated other comprehensive income as at December 31, 2022		5,935
Total net foreign currency translation adjustments	(743)
Total defined benefit pension adjustment	(1,151)
Total other comprehensive income / (loss), net		(1,894)
Accumulated other comprehensive income as at December 31, 2023		4,041
Total net foreign currency translation adjustments	315
Total defined benefit pension adjustment	(1,206)
Total other comprehensive income / (loss), net		(891)
Accumulated other comprehensive income as at December 31, 2024		3,150

There is no income tax expense or benefit allocated to other comprehensive income.

Note 27.      Net loss attributable to WISeKey International Holding Ltd and transfers to/from the noncontrolling interest

The purpose of this schedule is to disclose the effects of the changes in WISeKey’s ownership interest in its subsidiaries on WISeKey’ equity.

	12 months ended December 31,
USD'000	2024	2023	2022
Net loss attributable to WISeKey International Holding Ltd	(23,216)	(15,213)	(27,475)
Increase / (decrease) in APIC for the sale of 84,592,712, 9,445,607 and nil Ordinary Shares of SEALSQ Corp	9,812	(147)	-
Decrease in APIC for the sale of 14,286; nil and nil Shares of WISe.ART AG	(42)	-	-
Net transfers (to) from noncontrolling interest	9,770	(147)	-
Change from net loss attributable to WISeKey International Holding Ltd’s shareholders and transfers (to) from noncontrolling interest	(13,446)	(15,360)	(27,475)

Share Purchase Agreements with L1 Capital Global Opportunities Master Fund signed in 2024

On December 12, 2024, the Group entered into a Securities Purchase Agreement (the “Second L1 SPA”) with L1 to purchase 3,846,154 Ordinary Shares of SEALSQ for a subscription price of USD 5 million.

On December 16, 2024, the Group entered into a Securities Purchase Agreement (the “Third L1 SPA”) with L1 to purchase 6,578,948 Ordinary Shares of SEALSQ for a subscription price of USD 12.5 million.

On December 17, 2024, the Group entered into a Securities Purchase Agreement (the “Fourth L1 SPA”) with L1 to purchase 6,578,948 Ordinary Shares of SEALSQ for a subscription price of USD 12.5 million.

The Second L1 SPA, Third L1 SPA and Fourth L1 SPA together with the exercise of some warrants on the Ordinary Shares of SEALSQ held by L1 resulted in a decrease of WISeKey’s ownership interest in SEALSQ Corp, resulting in a credit to APIC of USD 87.3 million and a debit to noncontrolling interest by USD 40.3 million.

Share Purchase Agreements with Anson Investments Master Fund signed in 2024

On December 12, 2024, the Group entered into a Securities Purchase Agreement (the “Second Anson SPA”) with Anson to purchase 3,846,154 Ordinary Shares of SEALSQ for a subscription price of USD 5 million.

On December 16, 2024, the Group entered into a Securities Purchase Agreement (the “Third Anson SPA”) with Anson to purchase 6,578,948 Ordinary Shares of SEALSQ for a subscription price of USD 12.5 million.

On December 17, 2024, the Group entered into a Securities Purchase Agreement (the “Fourth Anson SPA”) with Anson to purchase 6,578,948 Ordinary Shares of SEALSQ for a subscription price of USD 12.5 million.

The Second Anson SPA, Third Anson SPA and Fourth Anson SPA together with the exercise of some warrants on the Ordinary Shares of SEALSQ held by Anson resulted in a decrease of WISeKey’s ownership interest in SEALSQ Corp, resulting in a credit to APIC of USD 86.5 million and a debit to noncontrolling interest by USD 39.6 million.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

Note 28.      Revenue

Nature of goods and services

The following is a description of the principal activities, separated by reportable segment, from which the Group generates its revenue. For more detailed information about reportable segments, see Note 34 - Segment information and geographic data. The Corporate segment does not generate external revenue for the Group.

-	Semiconductors segment

The Semiconductors segment of the Group principally generates revenue from the sale of semiconductors secure chips. Although they may be sold in connection with other services of the Group, they always represent distinct performance obligations.

The Group recognizes revenue when a customer takes possession of the chips, which usually occurs when the goods are delivered. Customers typically pay once goods are delivered.

-	Revenue from non-reportable segments

The Group’s non-reportable segments generate revenue from Digital Certificates, Software as a Service, Software license and Postcontract Customer Support (PCS) for cybersecurity applications. Products and services are sold principally separately but may also be sold in bundled packages.

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
Semiconductors secure chips

Although they may be sold in connection with other services of the Group, they always represent distinct performance obligations.

The Group recognizes revenue when a customer takes possession of the chips, which usually occurs when the goods are delivered. Customers typically pay once goods are delivered.

SaaS

The Group’s SaaS arrangement cover the provision of cloud-based certificate life-cycle-management solutions and signing and authentication solutions, as well as cloud-based certificates for authentication purposes such as Device Attestation Certificates (DACs) for MATTER Protocol, IoT Device-to-Cloud Authentication, or Device-to-Device Authentication. The Group recognizes revenue on a straight-line basis over the service period which is usually yearly renewable. Where lifelong certificates are issued, the Group recognizes revenue when the certificate is delivered and usable by the customer.

Customers usually pay ahead of quarterly or yearly service periods; the paid amounts which have not yet been recognized as revenue are shown as deferred revenue on the balance sheet.

Software and INeS Certificate Management Platform	The Group provides software for certificates life-cycle management and signing and authentication solutions, including through its INeS Certificate Management Platform. The Group recognizes revenue when the software has been delivered or the platform has been set up, and PCS revenue over the service period which is usually one-year renewable. Customers pay upon delivery of the software or over the PCS.
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

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

Disaggregation of revenue

The following table shows the Group’s revenues disaggregated by reportable segment and by product or service type:

Disaggregation of revenue	Typical payment	At one point in time			Over time			Total
USD'000		2024	2023	2022	2024	2023	2022	2024	2023	2022
Semiconductors segment
Secure chips	Upon delivery	10,937	30,044	23,198	-	-	-	10,937	30,044	23,198
Certificates	Upon issuance	39	-	-	5	14	-	44	14	-
Total Semiconductors segment		10,976	30,044	23,198	5	14	-	10,981	30,058	23,198
Total Corporate segment		-	-	-	-	-	-	-	-	-
Total Non-reportable segments		57	-	107	837	860	509	894	860	616
Total Revenue from continuing operations		11,033	30,044	23,305	842	874	509	11,875	30,918	23,814

For the years ended December 31, 2024, 2023, and 2022 the Group recorded no revenues related to performance obligations satisfied in prior periods.

The following table shows the Group’s revenues disaggregated by geography, based on our customers’ billing addresses:

Net sales by region	12 months ended December 31,
USD'000	2024	2023	2022
Semiconductors segment
Europe, Middle East and Africa	1,839	9,985	6,777
North America	7,500	16,531	13,609
Asia Pacific	1,642	3,466	2,745
Latin America	-	76	67
Total Semiconductors segment	10,981	30,058	23,198
Total Corporate segment	-	-	-
Total Non-reportable segments	894	860	616
Total net sales from continuing operations	11,875	30,918	23,814

*EMEA means Europe, Middle East and Africa

Contract assets, deferred revenue and contract liability

Our contract assets, deferred revenue and contract liability consist of:

	As at December 31,	As at December 31,
USD'000	2024	2023
Trade accounts receivables
Trade accounts receivable - Semiconductors segment	3,645	5,103
Trade accounts receivable - Non-reportable segments	488	277
Total trade accounts receivables	4,133	5,380
Contract assets	-	-
Total contract assets	-	-
Contract liabilities - current	392	353
Contract liabilities - noncurrent	3	3
Total contract liabilities	395	356
Deferred revenue
Deferred revenue - Semiconductors segment	5	-
Deferred revenue - Non-reportable segments	109	241
Total deferred revenue	114	241
Revenue from continuing operations recognized in the period from amounts included in the deferred revenue at the beginning of the year	218	179

Increases or decreases in trade accounts receivable, contract assets, deferred revenue and contract liability were primarily due to normal timing differences between our performance and customer payments.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

Remaining performance obligations

As of December 31, 2024, approximately USD 508,000 is expected to be recognized from remaining performance obligations for mPKI and IoT contracts. We expect to recognize revenue for these remaining performance obligations during the next two years approximately as follows:

Estimated revenue from remaining performance obligations as at December 31, 2024	USD'000
2025	484
2026	24
Total remaining performance obligation from continuing operations	508

Note 29.      Other operating income

	12 months ended December 31,
USD'000	2024	2023	2022
Accounts payable write-off	-	-	1,899
Other operating income from related parties	181	119	66
Other operating income - other	3	48	108
Total other operating income from continuing operations	184	167	2,073

In the years 2024 and 2023, other operating income from related parties was made up of the amounts invoiced by WISeKey to the OISTE Foundation for the use of its premises and equipment (see Note 37).

Note 30.      Stock-based compensation

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

The options granted consisted of:

-	14,582 options with immediate vesting granted to employees and Board members, none of which had been exercised as of December 31, 2023;
-	200 options with immediate vesting granted to external advisors and which had not been exercised as of December 31, 2023; and
-	3,636 options with immediate vesting granted to external advisors, all of which had been exercised as of December 31, 2023.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

The options granted were valued at grant date using the Black-Scholes model.

There was no grant of options on WIHN Class A Shares in the year ended December 31, 2023.

In the 12 months to December 31, 2024, the Group granted a total of 152,090 options exercisable in WIHN Class B Shares. Each option is exercisable into one WIHN Class B Share.

The options granted consisted of:

-	128,520 options with immediate vesting granted to employees and Board members, none of which had been exercised as of December 31, 2024;
-	23,570 options with immediate vesting granted to Board members, all of which had been exercised as of December 31, 2024;

The options granted were valued at grant date using the Black-Scholes model.

There was no grant of options on WIHN Class A Shares in the year ended December 31, 2024.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model, using the market price of a WIHN Class B Share. Expected volatility is based on historical volatility of WIHN Class B Shares.

In the year ended December 31, 2024, a total charge of USD 1,033,395 was recognized in the consolidated income statement calculated by applying the Black-Scholes model at grant, in relation to options granted to employees and Board members.

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

Assumption	December 31, 2024	December 31, 2023	December 31, 2022
Dividend yield	None	None	None
Risk-free interest rate used (average)	1.00%	1.00%	1.00%
Expected market price volatility	71.29 – 71.60%	69.77 - 70.72%	69.58 - 87.74%
Average remaining expected life of stock options on WIHN Class B Shares (years)	4.30	5.23	4.25
Average remaining expected life of stock options on WIHN Class A Shares (years)	0.40	1.40	2.40

Unvested options to employees as at December 31, 2024 were recognized prorata temporis over the service period (grant date to vesting date).

The following table illustrates the development of the Group’s non-vested options for the years ended December 31, 2024 and 2023.

	Options on WIHN Class B Shares		Options on WIHN Class A Shares
Non-vested options	Number of shares under options	Weighted-average grant date fair value (USD)	Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as at December 31, 2022	1,740	37.50	-	-
Granted	18,418	10.00	-	-
Vested	(19,210)	11.00	-	-
Non-vested forfeited or cancelled	(680)	46.22	-	-
Non-vested options as at December 31, 2023	268	7.50	-	-
Granted	152,090	6.79	-	-
Vested	(152,222)	6.79	-	-
Non-vested forfeited or cancelled	-	-	-	-
Non-vested options as at December 31, 2024	136	7.55	-	-

As at December 31, 2024, there was a USD 188 unrecognized compensation expense related to non-vested stock option-based compensation arrangements. Non-vested stock options outstanding as at December 31, 2024 were accounted for using the graded-vesting method, as permitted under ASC 718-10-35-8, and we therefore recognized compensation costs calculated using the Black-Scholes model and the market price of WIHN Class B Shares at grant date, over the requisite service period.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

The following tables summarize the Group’s stock option activity for the years ended December 31, 2024, 2023 and 2022.

Options on WIHN Class B Shares	WIHN Class B Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2022	140,617	3.00	6.10	887,345
Of which vested	138,877	3.00	6.11	878,378
Of which non-vested	1,740	-	-	-
Granted	18,418	2.85	-	-
Exercised or converted	(10,086)	2.50	-	7,867
Forfeited or cancelled	(680)	2.50	-	-
Expired	(230)		-	-
Outstanding as at December 31, 2023	148,039	3.11	5.23	111,306
Of which vested	147,771	3.11	5.23	111,104
Of which non-vested	268	-		-
Granted	152,090	1.35	-	-
Exercised or converted	(23,570)	0.11	-	496,406
Forfeited or cancelled	-	-	-	-
Expired	(300)	-	-	-
Outstanding as at December 31, 2024	276,259	2.40	5.25	5,235,260
Of which vested	276,123	2.40	5.24	5,226,771
Of which non-vested	136	-	-	-

Options on WIHN Class A Shares	WIHN Class A Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2022	392,720	0.25	5.90	248,950
Of which vested	392,720	0.25	5.90	248,950
Granted	-	-	-	-
Outstanding as at December 31, 2023	392,720	0.25	4.90	23,339
Of which vested	392,720	0.25	4.90	23,339
Granted	-	-	-	-
Outstanding as at December 31, 2024	392,720	0.25	3.90	723,175
Of which vested	392,720	0.25	3.90	723,175

Summary of stock-based compensation expenses

Stock-based compensation expenses from continuing operations	12 months ended December 31,
USD’000	2024	2023	2022
In relation to Employee Stock Option Plans (ESOP)	1,034	178	743
In relation to non-ESOP Option Agreements	-	-	1
In relation to SEALSQ Corp’s Option Agreements	148	-	-
Total	1,182	178	744

Stock-based compensation expenses are recorded under the following expense categories in the income statement.

Stock-based compensation expenses from continuing operations	12 months ended December 31,
USD’000	2024	2023	2022
Research & development expenses	-	-	177
Selling & marketing expenses	-	67	280
General & administrative expenses	1,182	111	287
Total	1,182	178	744

We note that the above tables include a difference due to rounding from the total charge of USD 1,033,395 recognized in the consolidated income statement in the year ended December 31, 2024 in relation to Employee Stock Option Plans (ESOP).

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

Note 31.      Non-operating income

Non-operating income consisted of the following:

	12 months ended December 31,
USD'000	2024	2023	2022
Foreign exchange gain	686	1,315	3,813
Sale of arago intellectual property	-	900	-
Financial income	684	36	9
Interest income	174	90	5
Other	85	33	110
Total non-operating income from continuing operations	1,629	2,374	3,937

Note 32.      Non-operating expenses

Non-operating expenses consisted of the following:

	12 months ended December 31,
USD'000	2024	2023	2022
Foreign exchange losses	775	2,134	3,618
Financial charges	317	261	56
Interest expense	884	702	565
Other components of defined benefit plans, net	29	(45)	14
Accounts receivable write-off	-	-	1,282
Other	13	55	16
Total non-operating expenses from continuing operations	2,018	3,107	5,551

Note 33.      Income taxes

The components of income before income taxes are as follows:

Income / (Loss)	12 months ended December 31,
USD'000	2024	2023	2022
Switzerland	(18,571)	(18,766)	(16,314)
Foreign	(10,286)	3,547	3,269
Income / (loss) before income tax from continuing operations	(28,857)	(15,219)	(13,045)

Income taxes relating to the Group are broken down as follows:

	12 months ended December 31,
USD'000	2024	2023	2022
Switzerland	-	-	-
Foreign	(3,086)	(230)	3,238
Income tax income / (expense) from continuing operations	(3,086)	(230)	3,238

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

The difference between the income tax recovery (expense) at the Swiss statutory rate compared to the Group’s income tax recovery (expense) as reported is reconciled below:

	12 months ended December 31,
USD'000	2024	2023	2022
Net income / (loss) from continuing operations before income tax	(28,857)	(15,219)	(13,045)
Statutory tax rate	14.7%	14%	14%
Expected income tax (expense) / recovery	4,242	2,131	1,825
Change in tax loss carryforwards	5,469	2,778	5,760
Change in loss carryforwards in relation to the debt remission of SEALSQ France SAS	(52)	(514)	1,342
Change in valuation allowance	(8,656)	(2,682)	(3,129)
Permanent difference in relation to stock-based compensation	(21)	2	-
Foreign tax effects	(1,521)	509	466
Nontaxable or nondeductible items	(2,730)	(2,759)	(2,310)
Other	183	305	(716)
Income tax (expense) / recovery from continuing operations	(3,086)	(230)	3,238

The Group assesses the recoverability of its deferred tax assets and, to the extent recoverability does not satisfy the “more likely than not” recognition criterion under ASC 740, records a valuation allowance against its deferred tax assets. The Group considered its recent operating results and anticipated future taxable income in assessing the need for its valuation allowance.

In the year ended December 31, 2022, the Group assessed that the recoverability of its deferred tax assets partially satisfied the “more likely than not” recognition criterion under ASC 740 as at December 31, 2022 and recorded a deferred tax asset of $3,295,546 which was partially utilized in 2023. However, in view of the Group’s loss before income tax in the year ended December 31, 2024, and of the anticipated future taxable income per management’s forecast, the Group assessed that the recoverability of its deferred tax assets no longer satisfied the “more likely than not” recognition criterion under ASC 740 as at December 31, 2024 and, therefore, increased the valuation allowance previously recorded accordingly.

The Group’s deferred tax assets and liabilities consist of the following:

	12 months ended December 31,
USD'000	2024	2023
Switzerland	-	-
Foreign	-	3,077
Deferred income tax assets / (liabilities)	-	3,077

	As at December 31,	As at December 31,
USD'000	2024	2023
Stock-based compensation	21	(2)
Defined benefit accrual	502	363
Tax loss carryforwards	29,006	23,537
Add back loss carryforwards used for the debt remission by SEALSQ France SAS	776	828
Valuation allowance	(30,305)	(21,649)
Deferred income tax assets / (liabilities)	-	3,077

As of December 31, 2024, the Group’s operating cumulated loss carryforwards of all jurisdictions for its continuing operations are as follows:

Operating loss-carryforward as of December 31, 2024
USD'000	USA	Switzerland	Spain	France	UK	Germany	India	Vietnam	Saudi Arabia	Gibraltar	Total
2025	-	10,447	-	-	-	-	-	-	-	-	10,447
2026	-	6,165	-	-	-	-	-	-	-	-	6,165
2027	-	21,325	-	-	-	-	-	3	-	-	21,328
2028	-	26,297	-	-	-	-	-	4	-	-	26,301
2029	-	59,188	-	-	-	-	-	4	-	-	59,192
2030	-	22,626	-	-	-	-	-	-	-	-	22,626
2031	-	20,887	-	-	-	-	9	-	-	-	20,896
2032	-	-	-	-	-	-	81	-	-	-	81
2033	-	-	-	-	-	-	-	-	-	-	-
2034	-	-	-	-	-	-	-	-	-	-	-
2035	185	-	-	-	-	-	-	-	-	-	185
2036	-	-	-	-	-	-	-	-	-	-	-
2037	159	-	-	-	-	-	-	-	-	-	159
2038	-	-	-	-	-	-	-	-	-	-	-
2039	220	-	-	-	-	-	-	-	-	-	220
2040	91	-	-	-	-	-	-	-	-	-	91
2041	-	-	-	-	-	-	-	-	-	-	-
2042	45	-	-	-	-	-	-	-	-	-	45
2043	-	-	-	-	-	-	-	-	-	-	-
2044	19	-	-	-	-	-	-	-	-	-	19
No expiry	n/a	n/a	3,475	23,753	7	2	n/a	n/a	82	2	27,321
Total operating loss carry-forwards / Year of expiration if applicable to jurisdiction
	719	166,935	3,475	23,753	7	2	90	11	82	2	195,076

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

The following tax years remain subject to examination:

Significant jurisdictions	Open years
Switzerland	2023 - 2024
USA	2024
France	2021 - 2024
Spain	2021 - 2024
Japan	2024
Taiwan	2024
India	2024
Germany	2024
UK	2020 - 2024
Arabia	2024
Vietnam	2024
Gibraltar	2024

The Group has no unrecognized tax benefits.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

Note 34.      Segment information and geographic data

The Group has two operating segments that meet the criteria set in ASC 280-10-50: Semiconductors and Corporate. The Semiconductors reportable segment is a strategic business unit that offers specific products and is managed separately because it requires dedicated resources and a targeted marketing strategy. The Semiconductors segment encompasses the design, manufacturing, sales and distribution of high-end, Common Criteria EAL5+ & FIPS 140-3-certified secure microprocessors. The Corporate reportable segment requires separate disclosure based on the asset test; it is a strategic business unit that integrates corporate services and the Group’s financing strategy, and is managed separately because it requires dedicated resources. The Corporate reportable segment did not exist prior to January 1, 2023, when SEALSQ Corp acquired SEALSQ France SAS.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Group’s chief operating decision maker, who is its Chief Executive Officer, evaluates performance for its reportable segments based on segment net sales and gross profit where applicable, and on operating income or loss for purposes of allocating resources (including employees, property, plant and equipment, and financial resources) and assessing budgets and performance. The chief operating decision maker considers budget-to-actual variances on a quarterly basis.

The Group accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

12 months ended December 31,	2024			2023
USD'000	Semiconductors	Corporate	Total	Semiconductors	Corporate	Total
Revenue from external customers	10,981	-	10,981	30,058	-	30,058
Intersegment revenue		-	-	-	-	-
	10,981	-	10,981	30,058	-	30,058

Reconciliation of revenue
Elimination of intersegment revenue			-			-
Other revenue[2]			894			860
Total consolidated revenue			11,875			30,918

Less:[1]
Cost of revenue	7,253	-	7,253	16,009	-	16,009
Segment gross profit	3,728	-	3,728	14,049	-	14,049

Less:[1]
Total operating expenses	12,845	8,166	21,011	12,300	1,303	13,603
Other segment items	(109)	951	842	(1,706)	5,216	3,510
Segment profit /(loss) before income taxes	(9,008)	(9,117)	(18,125)	3,455	(6,519)	(3,064)

Reconciliation of profit or loss (segment profit / (loss) )
Other profit or loss[2]			(10,732)			(12,155)
Elimination of intersegment profits			-			-
Loss before income tax expense			(28,857)			(15,219)

Other segment disclosures
Interest revenue	160	611	771	88	5	93
Interest expense	95	471	566	109	189	298
Depreciation and amortization	628	2	630	571	-	571
Profit / (loss) from intersegment sales	-	-	-	-	-	-
Income tax recovery / (expense)	(3,077)	-	(3,077)	(218)	-	(218)
Segment assets	13,564	110,338	123,902	23,736	23,958	47,694

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

12 months ended December 31,	2022
USD'000	Semiconductors	Corporate	Total
Revenue from external customers	23,198	n/a	23,198
Intersegment revenue	-	n/a	-
	23,198	n/a	23,198

Reconciliation of revenue
Other revenue[2]			616
Elimination of intersegment revenue			-
Total consolidated revenue			23,814

Less:[1]
Cost of revenue	13,399	n/a	13,399
Segment gross profit	9,799	n/a	9,799

Less:[1]
Total operating expenses	7,233	n/a	7,233
Other segment items	61	n/a	61
Segment profit / (loss) before income taxes	2,505	n/a	2,505

Reconciliation of profit or loss (segment profit / (loss) )
Other profit or loss[2]			(15,550)
Elimination of intersegment profits			-
Loss before income tax expense			(13,045)

Other segment disclosures
Interest revenue	-	n/a	-
Interest expense	250	n/a	250
Depreciation and amortization	408	n/a	408
Profit / (loss) from intersegment sales	-	n/a	-
Income tax recovery / (expense)	3,251	n/a	3,251
Segment assets	21,587	n/a	21,587

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. Intersegment expenses are included within the amounts shown.

(2) Other revenue and Other profit or loss are attributable to subsidiaries that do not meet the definition of an operating segment and the activities of which include sales, support and distribution of our products, R&D, financing and anon-operating investment company.

Other segment items for each reportable segment are made up of non-operating expenses, including management expenses, foreign exchanges gains and losses, debt discount amortization and financing costs.

	As at December 31,
USD'000	2024	2023
Asset reconciliation
Total assets from reportable segments	123,902	47,694
Other assets[1]	17,286	20,054
Elimination of intersegment receivables	(7,168)	(615)
Elimination of intersegment investment and goodwill	(19,332)	(19,332)
Consolidated total assets	114,688	47,801
(1) Other assets are attributable to subsidiaries that do not meet the definition of an operating segment and the activities of which include sales, support and distribution of our products, R&D, financing and anon-operating investment company.

Revenue and property, plant and equipment by geography

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

Net sales by region	12 months ended December 31,
USD'000	2024	2023	2022
Switzerland	571	1,752	1,004
Rest of EMEA*	1,964	8,943	6,260
North America	7,642	16,646	13,677
Asia Pacific	1,642	3,466	2,745
Latin America	56	111	128
Total net sales from continuing operations	11,875	30,918	23,814
*EMEA means Europe, Middle East and Africa

Property, plant and equipment, net of depreciation, by region	As at December 31,	As at December 31,
USD'000	2024	2023
Switzerland	74	162
Rest of EMEA	3,201	3,230
Total Property, plant and equipment, net of depreciation	3,275	3,392

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

Note 35.      Earnings/(Loss) per share

The computation of basic and diluted net earnings / (loss) per share for the Group is as follows:

	12 months ended December 31,
Earnings / (loss) per share	2024	2023	2022
Net earnings / (loss) attributable to WISeKey International Holding Ltd (USD'000)	(13,446)	(15,360)	(27,475)
Effect of potentially dilutive instruments on net gain (USD'000)	n/a	n/a	n/a
Net earnings / (loss) attributable to WISeKey International Holding Ltd after effect of potentially dilutive instruments (USD'000)	n/a	n/a	n/a

Class A Shares, par value CHF 0.01, CHF 0.25 and CHF 0.25
Shares used in net earnings / (loss) per Class A Share computation:
Weighted average Class A Shares outstanding - basic	1,600,880	1,600,880	1,600,880
Effect of potentially dilutive equivalent shares	n/a	n/a	n/a
Weighted average Class A Shares outstanding - diluted	1,600,880	1,600,880	1,600,880

Net earnings / (loss) per Class A Share
Basic weighted average loss per Class A Share attributable to WISeKey International Holding Ltd (USD)	(0.39)	(0.51)	(1.22)
Diluted weighted average loss per Class A Share attributable to WISeKey International Holding Ltd (USD)	(0.39)	(0.51)	(1.22)

Class B Shares, par value CHF 0.10, CHF 2.50 and CHF 2.50
Shares used in net earnings / (loss) per Class B Share computation:
Weighted average Class B Shares outstanding - basic	3,323,581	2,878,136	2,087,972
Effect of potentially dilutive equivalent shares	n/a	n/a	n/a
Weighted average Class B Shares outstanding - diluted	3,323,581	2,878,136	2,087,972

Net earnings / (loss) per Class B Share
Basic weighted average loss per Class B Share attributable to WISeKey International Holding Ltd (USD)	(3.86)	(5.06)	(12.22)
Diluted weighted average loss per Class B Share attributable to WISeKey International Holding Ltd (USD)	(3.86)	(5.06)	(12.22)

For purposes of the diluted net loss per share calculation, stock options, convertible instruments and warrants are considered potentially dilutive securities and are excluded from the calculation of diluted net loss per share, because their effect would be anti-dilutive. Therefore, basic and diluted net loss per share was the same for the years ended December 31, 2024, 2023 and 2022, due to the Group’s net loss position.

The following table shows the number of stock equivalents that were excluded from the computation of diluted earnings per share because the effect would have been anti-dilutive.

Dilutive vehicles with anti-dilutive effect	2024	2023	2022
Class B Shares
Total stock options on Class B Shares	275,791	147,371	135,251
Total convertible instruments on Class B Shares	3,086	62,324	173,730
Total number of Class B Shares from dilutive vehicles with anti-dilutive effect	278,877	209,695	308,981
Class A Shares
Total stock options on Class A Shares	392,720	392,720	392,720
Total number of Class A Shares from dilutive vehicles with anti-dilutive effect	392,270	392,720	392,720

Note 36.      Legal proceedings

We are currently not party to any legal proceedings and claims that is not provided for in our financial statements.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

Note 37.      Related parties disclosure

Subsidiaries

The consolidated financial statements of the Group include the entities listed in the following table:

Group Company Name	Country of incorporation	Year of incorporation	Share Capital	% ownership as at December 31, 2024	% ownership as at December 31, 2023	Nature of business
WISeKey SA	Switzerland	1999	CHF 933,436	95.75%	95.75%	Main operating company. Sales and R&D services
SEALSQ France SAS	France	2010	EUR 1,473,162	12.55%	58.83%	Chip manufacturing, sales & distribution
WiseTrust SA	Switzerland	1999	CHF 680,000	100%	100%	Non-operating investment company
WISeKey ELA SL	Spain	2006	EUR 4,000,000	95.75%	95.75%	Sales & support
WISeKey SAARC Ltd	U.K.	2016	GBP 100,000	51%	51%	Non trading
WISeKey USA Inc[1]	U.S.A.	2006	USD 6,500	95.75%	97.88%*	Sales & support
WISeKey India Private Ltd[2]	India	2016	INR 1,000,000	45.9%	45.9%	Sales & support
WISeKey IoT Japan KK	Japan	2017	JPY 1,000,000	12.55%	58.83%	Sales & distribution
SEALSQ France, Taiwan Branch[3]	Taiwan	2017	TWD 100,000	12.55%	58.83%	Sales & distribution
WISeCoin AG	Switzerland	2018	CHF 100,000	90%	90%	Sales & distribution
WISeKey Equities AG	Switzerland	2018	CHF 100,000	100%	100%	Financing, Sales & distribution
WISeKey Semiconductors GmbH	Germany	2019	EUR 25,000	100%	100%	Sales & distribution
WISeKey Arabia - Information Technology Ltd	Saudi Arabia	2019	SAR 200,000	51%	51%	Sales & distribution
WISe.ART AG	Switzerland	2020	CHF 114,286	87.5%	100%	Sales & distribution
WISeKey Vietnam Ltd	Vietnam	2021	VND 689,400,000	95.75%	95.75%	R&D
SEALSQ Corp[4]	British Virgin Islands	2022	USD 229,453	12.55%	58.83%	Sales & support
WISeKey (Gibraltar) Limited	Gibraltar	2022	GBP 100	100%	100%	Sales & support
WISeSat.Space AG	Switzerland	2023	CHF 100,000	100%	100%	Sales & distribution
SEALSQ USA Ltd	U.S.A.	2024	USD -	100%	-	Sales & support
SEALCOIN AG	Switzerland	2024	CHF -	100%	-	Sales & distribution
Trust Protocol Association	Switzerland	2019	CHF -	100%	100%	Association cofounded by WISeKey Equities AG involved in Internet security

1 50% owned by WISeKey SA and 50% owned by WiseTrust SA

2 88% owned by WISeKey SAARC which is controlled by WISeKey International Holding Ltd

3 Formerly WISeKey IoT Taiwan

4 Formerly SEAL (BVI) Corp.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

Related party transactions and balances

		Receivables as at		Payables as at		Net expenses to			Net income from
	Related Parties	December 31,		December 31,		in the year ended December 31,			in the year ended December 31,
	(in USD'000)	2024	2023	2024	2023	2024	2023	2022	2024	2023	2022
1	Carlos Moreira	-	-	1,441	460	-	-	-	-	-	-
2	John O’Hara	-	-	529	-	-	-	-	-	-	-
3	María Pía Aqueveque Jabbaz	-	-	14	10	78	116	34	-	-	-
4	Philippe Doubre	-	-	18	-	109	39	63	-	-	-
5	David Fergusson	49	-	-	10	429	61	68	-	-	-
6	Jean-Philippe Ladisa	-	-	19	14	179	116	53	-	-	-
7	Philippe Monnier	-	-	19	-	106	-	-	-	-	-
8	Peter Ward	-	-	1,638	295	272	-	-	-	-	-
9	Ruma Bose	-	-	13	11	97	33	-	-	-	-
10	Cristina Dolan	-	-	13	10	163	76	67	-	-	-
11	Danil Kerimi	-	-	13	6	105	8	-	-	-	-
12	Eric Pellaton	-	-	13	10	165	76	87	-	-	-
13	Hans-Christian Boos	-	-	-	-	-	-	158	-	-	-
14	Nicolas Ramseier	-	-	-	-	-	-	1	-	-	-
15	OISTE	158	178	83	104	309	321	252	184	119	157
16	Terra Ventures Inc	-	-	31	31	-	-	-	-	-	-
17	GSP Holdings Ltd	-	-	16	16	-	-	-	-	-	-
18	SAI LLC (SBT Ventures)	-	-	31	32	-	-	-	-	-	-
19	Related parties of Carlos Moreira	-	-	-	-	372	298	200	-	-	-
	Total	207	178	3,891	1,009	2,384	1,144	983	184	119	157

1. Carlos Moreira is the Chairman of the Board and CEO of WISeKey. Mr. Moreira is also the Chairman of the board of directors of SEALSQ Corp. A short-term payable to Carlos Moreira in an amount of USD 1,441,063 was outstanding as at December 31, 2024, made up of accrued bonuses.

2. John O’Hara is a member of the Board and CFO of WISeKey. Mr. O’Hara is also a member of the board of directors of SEALSQ Corp. A short-term payable to John O’Hara in an amount of USD 529,633 was outstanding as at December 31, 2024, made up of accrued bonuses.

3. María Pía Aqueveque Jabbaz is a Board member of the Group. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2024 relate to her Board fee.

4. Philippe Doubre is a Board member of the Group, member of the Group’s nomination & compensation committee, and a former advisor to the Group. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2024 relate to his Board fee.

5. David Fergusson is a Board member of the Group, chairman of the Group’s nomination & compensation committee and member of the Group’s audit committee. Mr. Fergusson is also a member of the board of directors of SEALSQ Corp, chairman of the SEALSQ Corp’s nomination & compensation committee and member of the audit committee of SEALSQ Corp. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2024 relate to his Board fees.

6. Jean-Philippe Ladisa is a Board member of the Group, chairman of the Group’s audit committee and member of the Group’s nomination & compensation committee. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2024 relate to his Board fee.

7. Philippe Monnier is a Board member of the Group. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2024 relate to his Board fee.

8. Peter Ward is a Board member of the Group and was the CFO of WISeKey up until June 30, 2024. Mr. Ward is also a member of the board of directors of SEALSQ Corp and was SEALSQ Corp’s CFO up until January 24, 2024. A payable balance of USD 1,638,539.98 is owing to Mr. Ward as at, December 31, 2024 in relation to accumulated unused vacation allowance while he was employed by the Group; it is disclosed in the balance sheet under accounts payable to Board Members for its current portion of USD 251,062 (see Note 19) and as indebtedness to related parties, noncurrent for its noncurrent portion of USD 1,387,478. The remaining payable balance to Mr. Ward as at, December 31, 2024 relates to his Board fee. The expenses recorded in the income statement in the year to December 31, 2024 relate to his Board fee. In line with ASC 850, the expenses incurred in the year to December 31, 2024 related to his compensation while he was employed by the Group do not require specific disclosure.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

9. Ruma Bose is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2024 relate to her Board fee.

10. Cristina Dolan is a member of the board of directors of SEALSQ Corp and the Chairwoman of the audit committee of SEALSQ Corp. Ms. Dolan is also a former Board member of the Group, a former member of the Group’s audit committee and a former member of the Group’s nomination & compensation committee. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2024 relate to her Board fees.

11. Danil Kerimi is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2024 relate to his Board fee.

12. Eric Pellaton is a member of the board of directors of SEALSQ Corp, member of the SEALSQ Corp’s nomination & compensation committee and member of the audit committee of SEALSQ Corp. Mr. Pellaton is also a former Board member of the Group and a former member of the Group’s nomination & compensation committee. The expenses recorded in the income statement in the year to, and the payable balance as at, December 31, 2024 relate to his Board fees.

13. Hans-Christian Boos was the managing director of arago GmbH and, until WISeKey divested it in 2022, the former minority shareholder of arago GmbH through two personal companies, Aquilon Invest GmbH and OGARA GmbH. A shareholder of OGARA GmbH, the company that purchased WISeKey’s minority interest in arago, he was one of the beneficial owners benefitting from the purchase of WISeKey’s 51% controlling interest in arago. Mr. Boos is also a former Board member of the Group.

14. Nicolas Ramseier is a former member of the Group’s advisory committee.

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

The receivable from OISTE as at December 31, 2024 and income recorded in the income statement in the year ended December 31, 2024 relate to the facilities and personnel hosted by WISeKey SA and WISeKey International Holding Ltd on behalf of OISTE. In the year 2024, the Group invoiced OISTE a total of CHF 161,307 (USD 183,876). The payable to OISTE as at December 31, 2024 and expenses relating to OISTE recognized in 2024 are made up of license and royalty fees for the year 2024 under the contract agreement with WISeKey SA.

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

19. Three immediate family members of Carlos Moreira were employed by WISeKey SA in 2024. In line with ASC 850-10-50-5, transactions involving related parties cannot be presumed to be carried out on an arm’s length basis. The aggregate employment remuneration of these three immediate family members amounted to CHF 326,388 (USD 372,055) recorded in the income statement in 2024.

Note 38.      Subsequent events

Repayment of loan from Credit Agreement with ExWorks Capital Fund I, L.P

On February 14, 2025, the Group paid USD 2.5 million as full and final settlement of the loan with ExWorks (see detail in Note 22).

M&A negotiations with the shareholders of IC’ALPS SAS

On February 27, 2025, the Group announced that it has entered into exclusive negotiations with the shareholders of IC’ALPS SAS (“IC’ALPS”), an ASIC design and supply specialist based in Grenoble, France, to acquire 100% of the share capital and voting rights of IC’ALPS. These exclusive negotiations result from the execution of a Letter of Intent with IC’ALPS and its shareholders. The acquisition is subject to, amongst other items, the completion of the appropriate due diligence, execution of definitive agreements, and authorization by French regulatory authorities. This strategic acquisition would reinforce SEALSQ’s commitment to advancing its Application-Specific Integrated Circuit (ASIC) development to meet the growing demand in the sector and add approximately 100 highly-skilled staff based out of IC’ALPS’ current centers in Grenoble and Toulouse, France.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2024

Note 39.      Impacts of ongoing conflicts

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

As at December 31, 2024, WISeKey assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. WISeKey will continue to monitor these areas of increased risk for material changes.

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

As at December 31, 2024, WISeKey assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. WISeKey will continue to monitor these areas of increased risk for material changes.

Our business could suffer as a result of tariffs and trade sanctions or similar actions

The imposition by the United States of tariffs, sanctions or other restrictions on goods exported from the United States or imported into the United States, or countermeasures imposed in response to such government actions, could adversely affect our operations or our ability to sell our products globally, which could adversely affect our operating results and financial condition. Recently, U.S. government leaders have increased their frequency of discussion of the imposition of stronger tariffs, sanctions, and other restrictions on goods exported from the United States or imported into the United States, and non-U.S. government leaders have increased their discussion of countermeasures. For example, in February 2025, the United States announced a proposed 25% tariff on imports of all semiconductor chips into the United States. As of March 2025, the U.S. President has reserved for further increases in the scope and amount of tariffs in the event of retaliatory countermeasures, and the future of existing tariffs, and as a result, the possibility for new tariffs and countermeasures, remains very uncertain. Although a large amount of our supply chain does not currently directly import products to the United States as we supply to contract manufacturers outside the United States, there is a possibility that any future tariffs may still impact upon our ability to sell our product and to remain competitive in the market. Such escalations in these trade measures may directly impair our business by increasing trade-related costs or disrupting established supply chains and may indirectly impair our business by causing a negative effect on global economic conditions and financial markets. The ultimate impact of these trade measures is uncertain and may be affected by various factors, including whether and when such trade measures are implemented, the timing when such measures may become effective, and the amount, scope, or nature of such trade measures.

As at December 31, 2024, WISeKey assessed the impact of these uncertainties for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. WISeKey will continue to monitor these areas of increased risk for material changes.