Form 20-F
period 2025-12-31
Wisekey International Holding S.A.
filed 2026-04-30
CIK 1738699

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

WISeKey INTERNATIONAL HOLDING LTD

(Translation of Registrant’s name into English)

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

* Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,600,880 Class A Shares and 4,088,287 Class B Shares.

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

ii

INTRODUCTION AND USE OF CERTAIN TERMS

WISeKey was formed in 2015 as a holding company to incorporate, acquire, hold, and dispose of interests in national and international entities, in particular entities active in the area of security technology and related areas. WISeKey’s Class B Shares, as defined below, have been listed on the Swiss Exchange (SIX) since 2016 and WISeKey’s American Depositary Shares (“ADSs”) have been listed on the Nasdaq Stock Market LLC under the symbol “WKEY” since December 4, 2019. The Bank of New York Mellon, acting as depositary, registers and delivers WISeKey’s ADSs, each of which represents one-half of one of WISeKey’s Class B Shares.

WISeKey has prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, “we,” “us,” “our Company,” “the Group,” “WISeKey,” “the WISeKey Group,” “WISeKey International Holding Ltd”, “WISeKey”, and “our” shall refer to WISeKey International Holding AG and its subsidiaries, affiliates, and predecessor entities. Additionally, this annual report uses the following conventions:

●	“Articles” refers to WISeKey’s Amended and Restated Articles of Association adopted on June 27, 2025
●	“Board of Directors” refers to WISeKey’s board of directors
●	“CHF” and “Swiss francs” refer to the legal currency of Switzerland
●	“Class A Shares” and “WIHN Class A Shares” refer to WISeKey’s Class A Shares, par value CHF 0.01 per share
●	“Class B Shares” and “WIHN Class B Shares” refer to WISeKey’s Class B Shares, par value CHF 0.10 per share
●	“Code” refers to the U.S. Internal Revenue Code of 1986, as amended
●	“INeS” refers to WISeKey’s PKI-as-a-Service software for issuing, managing, and validating digital credentials for IoT devices
●	“IRS” refers to the U.S. Internal Revenue Service
●	“Jobs Act” refers to the U.S. Jumpstart Our Business Startups Act of 2012
●	“NASDAQ” refers to the Nasdaq Stock Market LLC
●	“$,” “US $,” “USD” and “U.S. dollars” refer to the legal currency of the United States
●	“SaaS” refers to Software as a Service
●	“Sarbanes-Oxley Act” refers to the U.S. Sarbanes-Oxley Act of 2002
●	“SEALCOIN” refers to WISeKey’s subsidiary SEALCOIN AG
●	“SEALSQ” refers to WISeKey’s subsidiary SEALSQ Corp
●	“SEALSQ France” refers to WISeKey’s subsidiary SEALSQ France SAS
●	“SEC” refers to the U.S. Securities and Exchange Commission
●	“Securities Act” refers to the U.S. Securities Act of 1933, as amended
●	“Spin-Off Distribution” means the May 23, 2023 transaction whereby WISeKey distributed 20% of SEALSQ’s outstanding ordinary shares to holders of WISeKey Class B Shares, including to holders of ADSs representing WISeKey Class B Shares, and to holders of WISeKey Class A Shares, as a distribution by way of a dividend in kind to such holders who held Class B Shares and Class A Shares as of the May 19, 2023 record date, and holders of ADSs as of the May 22, 2023 record date, for the Spin-Off Distribution

●	“Securities Exchange Act” and “Exchange Act” refers to the U.S. Securities and Exchange Act of 1934, as amended
●	“SIX” refers to the Swiss Exchange (SIX)
●	“Switzerland” refers to the Swiss Confederation
●	“WISe.ART” refers to WISeKey’s subsidiary WISe.ART AG
●	“WISeSat” refers to WISeKey’s subsidiary WISeSat.Space AG

The following industry-specific acronyms are used throughout the report and have the meanings as set out below:

●	“AI” means Artificial Intelligence
●	“ANSSI” is the Agence Nationale de la Sécurité des Systèmes d’Information, the French National Cybersecurity Agency
●	“ASIC” means Application-Specific Integrated Circuit
●	“AWS” means Amazon Web Services
●	“Common Criteria EAL” refers to the Common Criteria Evaluation Assurance Level attributed to an IT product or system on a grade of 1 to 7 with 7 being the highest
●	“CSNA 2.0” means “Commercial National Security Algorithm Suite 2.0”. The updated suite of quantum-resistant cryptographic algorithms approved by the NSA for use in National Security Systems, as published in the NSA Cybersecurity Advisory (CSA) dated September 2022, which are analyzed as being secure against both classical and quantum computers
●	“Convergence” means WISeKey’s strategy, announced in 2025, of integrating its four foundational pillars—semiconductors, satellites, blockchain, and digital identity—into unified and interoperable ecosystems, enabling the delivery of end-to-end solutions where each component reinforces the other
●	“ECC” means Elliptic Curve Cryptography, a key-based technique for encrypting data
●	“Fabless Semiconductor Company” means a company that designs and sells semiconductors while outsourcing manufacturing to specialized foundries, which reduces capital costs, increases flexibility, speeds up product cycles, and allows more resources for design and R&D. Companies like Nvidia, AMD, and Qualcomm are typical examples of fabless semiconductor companies
●	“FIDO” means Fast Identity Online
●	“FIPS140-2” refers to the Federal Information Processing Standard Publication 140-2 and is a US government computer security standard which is graded in levels from 1 to 4
●	“IC” is an Integrated Circuit
●	“IC’Alps” means IC’Alps SASU, a France-based semiconductor design company
●	“IoBT” is the Internet of Battlefield Things
●	“IoT” is the Internet of Things
●	“IPv6” is version six of the Internet Protocol

●	“LEO-IoT” means Low Earth Orbit Internet of Things
●	“LoRa” means Long Range and refers to a low-power, wide-area network (LPWAN) wireless technology designed for IoT, offering long-range communication (kilometers) with minimal power usage (10+ year battery life).
●	“NB-IoT” means Narrowband Internet of things and refers to a low-power wide-area network (LPWAN) radio technology standard developed by 3GPP for cellular network devices and services. NB-IoT focuses specifically on indoor coverage, long battery life, and high connection density.
●	“NCCOE” is the U.S. National Cybersecurity Center of Excellence
●	“NIST” refers to the U.S. National Institute of Standards & Technology
●	“OEM” is an Original Equipment Manufacturer
●	“OSAT” means Outsourced Semiconductor Assembly and Testing
●	“PKI” is Public Key Infrastructure
●	“PoC” is a Proof of Concept
●	“PQC” is Post-Quantum Cryptography
●	“QAIT” refers to the native digital token of the SEALCOIN platform, the name of which reflects its positioning around Quantum-grade security, Artificial Intelligence integration, and Transactional settlement. The QAIT token serves as a digital access credential, governance instrument, and medium of exchange within the SEALCOIN ecosystem, enabling secure device authentication, transaction settlement, and platform participation
●	“QS7001” means the SEALSQ Quantum Shield QS7001™ next-generation secure semiconductor that embeds NIST-standardized post-quantum cryptography algorithms ML-KEM (Kyber) and ML-DSA (Dilithium) directly in hardware
●	“QSOC” means Quantum Spatial Orbital Cloud, SEALSQ’s satellite-based secure communications initiative based on an anticipated right of use for the capacity in a portion of WISeSat’s satellites
●	“QUASAR” means QUAntum resistant Secure Architecture
●	“RSA” means Rivest-Shamir-Aelman, a public-key encryption algorithm
●	“TPM” means Trust Platform Module
●	“USP” refers to Utility Service Providers
●	“ZTP” means Zero Touch Provisioning

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of WISeKey’s operations or WISeKey’s performance. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “forecast,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will,” and similar expressions, as they relate to us, WISeKey’s management or third parties. Forward-looking statements include statements regarding WISeKey’s business strategy, financial performance, results of operations, market data, events or developments that WISeKey expects or anticipate will occur in the future, as well as any other statements which are not historical facts. Although WISeKey believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond WISeKey’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements contained in the sections entitled “Item 3. Key Information,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”.

These forward-looking statements include, but are not limited to, statements relating to:

●	WISeKey’s anticipated goals, growth strategies and profitability;
●	Future operating or financial results;
●	WISeKey’s planned capital expenditure program for additional production lines to be added to WISeKey’s supply chain;
●	The development of post-quantum cryptography products and WISeKey’s expectation to generate revenue from such products;
●	The potential for post-quantum cryptography products and estimated market size and market growth including with respect to WISeKey’s long-term business strategy for post-quantum cryptography;
●	WISeKey’s intention to make investments in sales and marketing operations including R&D of new products, such as post-quantum cryptography, WISe.ART, WISeSat, and ASIC capabilities following the IC’Alps acquisition;
●	WISeKey’s plans for global customer base expansion;
●	The establishment of a Design Center, OSAT and Personalization project and the projected additional revenue that it will generate;
●	The timing and expected revenues from the commercial deployment of the QS7001 quantum-resistant semiconductor, including the first production revenues anticipated in the latter part of 2026;
●	SEALSQ’s anticipated pipe growth in 2026;
●	WISeKey’s expansion of the WISeSat project;
●	WISeKey’s expectation about the development of markets for the WISeSat Low Earth Orbit satellites;
●	WISeKey’s development and tokenization of WISe.ART;
●	WISeKey’s plan to evolve the WISeID platform to include Web 3.0 capabilities, such as Distributed Identity;
●	WISeKey’s timeline related to the deployment of SEALCOIN;
●	SEALSQ’s forecasted decrease in the sales of SEALSQ’s traditional semiconductor chips, as SEALSQ’s customers transition towards post-quantum semiconductor technologies;

●	WISeKey’s investment in quantum-as-a-service and quantum computing in the cloud;
●	WISeSat’s development of the QSOC satellite-based secure communications initiative with SEALSQ;
●	WISeKey’s belief that the products resulting from WISeKey’s R&D will create additional opportunities for growth;
●	WISeKey’s expectation about the development of the markets for WISeKey, including post-quantum cryptography products, customized security offerings through ASICs, increase in cyber threats and growth of secure hardware market, growing demand for IoT solutions, increase in cybersecurity spending based on the recent regulations and legislations;
●	WISeKey’s intent to invest heavily in the ongoing development of WISeKey’s products and technology including anticipated fab capacity expansion and utilization and expected ramp and production timelines for the Company’s post-quantum semiconductors;
●	SEALSQ’s ability to successfully integrate IC’Alps and achieve the expected benefits, including expanded ASIC design capabilities and enhanced custom chip design services;
●	Whether or not WISeKey is or will be a PFIC;
●	Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for WISeKey’s products;
●	The availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by WISeKey’s operations; and
●	Assumptions underlying or related to any of the foregoing.

The preceding list is not intended to be an exhaustive list of all of WISeKey’s forward-looking statements. The forward-looking statements are based on WISeKey’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to WISeKey and are only predictions based upon WISeKey’s current expectations and projections about future events. There are important factors that could cause WISeKey’s actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Those factors include, in addition to those set forth in “Item 3.D. Risk Factors” and those included elsewhere in this report, among others, the following:

●	The inability to realize estimated financial position, results of operations or cash flows;
●	The adoption by developers and customers of quantum computing;
●	SEALSQ’s ability to sell post-quantum cryptography products to customers;
●	The inherent uncertainty associated with financial projections and valuation techniques;
●	WISeKey’s ability to anticipate market needs and opportunities;
●	WISeKey’s ability to attract new customers and retain existing customer base;
●	WISeKey’s ability to foster innovation, to develop new products and enhancements to WISeKey’s existing products;
●	The demand for WISeKey’s products or for the goods into which WISeKey’s products are incorporated;
●	WISeKey’s expectation that order commitments and non-cancellable orders it received are properly executed;
●	The sufficiency of its cash and cash equivalents to meet WISeKey’s liquidity needs;

●	The impact of any supply chain disruption that WISeKey may experience;
●	WISeKey’s dependency on the timely supply of equipment and materials from its third-party suppliers;
●	WISeKey’s ability to protect WISeKey’s intellectual property rights;
●	WISeKey’s ability to keep pace with technical advances in cryptography and semiconductor design;
●	WISeKey’s ability to raise funds for investment by cash flow from operating activities, advance payments from a key customer, and grants and other available subsidies from funding agencies;
●	WISeKey’s ability to reduce its cost structure and general and administrative costs;
●	WISeKey’s ability to attract and retain qualified employees and key personnel;
●	WISeKey’s ability to attract new customers and retain and expand within WISeKey’s existing customer base;
●	WISeKey’s ability to foster innovation, to develop new products and enhancements to WISeKey’s existing products;
●	The potential impact of pandemics or health emergencies affecting WISeKey’s clients’ ability and willingness to spend money in security applications and WISeKey’s supplier’s ability to source key components and material;
●	The future growth of the information technology and cybersecurity industry;
●	Risks relating to WISeKey’s ability to implement its growth strategies and its Group’s restructuring;
●	WISeKey’s ability to achieve some or all of the expected benefits from the spin-off of SEALSQ Corp;
●	WISeKey’s ability to complete the proposed business combination between WISeSat and Columbus Acquisition Corp. and achieve the expected benefits from the proposed public listing of WISeSat;
●	WISeKey’s ability to successfully complete the proposed redomiciliation from Switzerland to the British Virgin Islands and the potential effects thereof;
●	WISeKey’s ability to successfully hire and retain qualified employees and key personnel;
●	WISeKey’s ability to prevent security breaches and unauthorized access to confidential customer information;
●	WISeKey’s ability to comply with modified or new laws and regulations relating to WISeKey’s industries;
●	The activities of WISeKey’s competitors and the introduction of competing products by WISeKey’s competitors;
●	Market demand and semiconductor industry conditions;
●	WISeKey’s ability to successfully introduce new technologies and products;
●	Uncertain negative effects from the imposition by the United States of tariffs, or other restrictions;
●	Risks related to SEALSQ’s digital asset holdings, including volatility, regulatory uncertainty, custodian counterparty risks, and the potential impact of spot Bitcoin and Ethereum ETPs on the market price of SEALSQ’s ordinary shares;
●	The cyclical nature of the semiconductor industry;
●	An economic downturn in the semiconductor industry;

●	WISeKey’s ability to comply with U.S. and other applicable international laws and regulations;
●	Changes in WISeKey’s overall tax position as a result of changes in tax laws or tax rates, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact WISeKey’s results of operations as well as WISeKey’s ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
●	Fluctuations in the exchange rates between the U.S. dollar and the other major currencies WISeKey uses for WISeKey’s operations;
●	WISeKey’s ability to collect accounts receivable;
●	Changes in certain commodities used as raw material, which may affect WISeKey’s gross margin; and
●	How long WISeKey will qualify as a foreign private issuer and the potential consequences of losing foreign private issuer status.

Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

Except as required by law, WISeKey undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing factors that could cause WISeKey’s actual results to differ materially from those contemplated in any forward-looking statement included in this annual report should not be construed as exhaustive. You should read this annual report, and each of the documents filed as exhibits to the annual report, completely, with this cautionary note in mind, and with the understanding that WISeKey’s actual future results may be materially different from what WISeKey expects.

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

A.RESERVED

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

These disclosures reflect WISeKey’s beliefs and opinions as to factors that could materially and adversely affect WISeKey and its securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future.

Summary of Risk Factors

Investing in WISeKey’s Class B Shares and ADSs may expose you to a number of risks, including risks relating to WISeKey’s business and industry, financial risks, legal risks, and risks relating to WISeKey’s Class B Shares and ADSs. The following summarizes part, but not all, of these risks. Please carefully consider all of the information discussed in Item 3. Key Information—D. Risk Factors and elsewhere in this annual report which contains a more thorough description of risks relating to investing in WISeKey.

●	The semiconductor industry is highly cyclical and highly competitive. If WISeKey fails to introduce new technologies and products in a timely manner, this could adversely affect WISeKey’s business.
●	Significantly increased volatility and instability and unfavorable economic conditions may adversely affect WISeKey’s business.
●	The demand for WISeKey’s products depends to a significant degree on the demand for WISeKey’s customers’ end products.
●	The semiconductor industry is characterized by continued price erosion, especially after a product has been on the market.
●	Failure to protect WISeKey’s intellectual property could substantially harm WISeKey’s business, operating results, and financial condition.
●	Assertions by third parties of infringement or other violation by WISeKey of their intellectual property rights could harm WISeKey’s business, operating results, and financial condition.
●	WISeKey faces competition from companies that are larger and better known, and it may lack sufficient financial or other resources to maintain or improve WISeKey’s competitive position.
●	WISeKey derives a significant amount of its revenue each year from a limited number of significant customers.

●	WISeKey derives a significant portion of its revenue from one of its subsidiaries, and WISeKey’s financial performance is affected by the financial performance of SEALSQ and by risks that could materially adversely affect SEALSQ’s business.
●	WISeKey’s CEO and CFO manage multiple publicly traded companies and the requirements of managing multiple public companies may strain their resources.
●	Delays in development, launch and/or rollout of SEALSQ’s next-generation post-quantum cryptography products and services could have a material adverse effect on WISeKey’s business, results of operations and financial condition.
●	WISeKey’s business could suffer as a result of tariffs and trade sanctions or similar actions, including evolving legal uncertainty surrounding U.S. presidential tariff authority.
●	WISeSat is in an early stage of commercial deployment and may not achieve its planned growth, profitability, or scale, and WISeKey and WISeSat may incur significant expenses and capital expenditures to execute WISeSat’s business plan.
●	WISeKey’s incorporation of its subsidiary, SEALCOIN AG, may not result in expected benefits and could adversely affect WISeKey’s business, financial condition, and results of operations.
●	WISeKey’s and SEALCOIN’s activities with respect to SEALCOIN’s business may result in liabilities and reputational damage for WISeKey and SEALCOIN AG.
●	The proposed business combination between WISeSat and Columbus Acquisition Corp. may not be completed, may be delayed, or may result in adverse consequences to WISeKey even if consummated.
●	The proposed redomiciliation to the British Virgin Islands may not be completed on the anticipated timeline or at all, and if completed, could expose WISeKey to legal risks and regulatory uncertainty.
●	WISeSat may face additional risks related to sovereign-control requirements, “national preference” policies, defense-related contracting risks, and export controls.
●	WISeKey’s use of artificial intelligence may adversely affect WISeKey’s business operations, products, and financial results, and expose WISeKey to evolving legal, regulatory, technological, and operational risks.
●	WISeKey’s research and development efforts may not produce successful products or enhancements to WISeKey’s security solutions that result in significant revenue or other benefits in the near future, if at all.
●	WISeKey is dependent on the timely supply of equipment and materials from various sub-contractors and if any one of these suppliers fails to meet or delays their committed delivery schedules, WISeKey can suffer lower or lost revenues.
●	Changes in regulations or citizen concerns regarding privacy and protection of citizen data, or any failure or appearance of failure to comply with such laws, could diminish the value of WISeKey’s services and cause WISeKey to lose customers and revenue.
●	If WISeKey’s security systems are breached, WISeKey may face civil liability, and public perception of WISeKey’s security measures could be diminished, either of which would negatively affect WISeKey’s ability to attract and retain customers.
●	WISeKey depends on WISeKey’s customers’ ability to sell their products, which may pose challenges for WISeKey’s ability to forecast or optimize WISeKey’s inventory and sales.
●	WISeKey may need to discontinue products and services. During the ramp-down of such products and services, it may experience a negative impact on WISeKey’s sales.

●	WISeKey is a holding company with no direct cash generating operations and relies on WISeKey’s subsidiaries to provide WISeKey with funds necessary to pay dividends to shareholders.
●	A change in tax laws, treaties or regulations, or their interpretation, of any country in which WISeKey operates, including tax rules limiting the deductibility of interest expense, could result in a higher tax rate on WISeKey’s earnings, which could result in a significant negative impact on WISeKey’s earnings and cash flows from operations.
●	As a “foreign private issuer” (within the meaning of the U.S. Securities Act) WISeKey is entitled to claim exemptions from certain Nasdaq corporate governance standards, and, if it elected to rely on these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.
●	WISeKey believes it was likely a passive foreign investment company (“PFIC”) for its 2025 taxable year and there is a risk that WISeKey is likely to be a PFIC for 2026 and future taxable years. If WISeKey is a PFIC for any taxable year during which a U.S. investor owns its shares or ADSs, the investor may be subject to adverse U.S. federal income tax consequences.
●	WISeKey may lose its foreign private issuer status, which would then require WISeKey to comply with the Exchange Act’s domestic reporting regime and cause WISeKey to incur significant legal, accounting and other expenses.

Risks Related to WISeKey’s Business and Industry

WISeKey derives a significant portion of its revenue from one of its subsidiaries.

WISeKey holds a controlling interest in SEALSQ and, as such, the results and assets and liabilities of SEALSQ are consolidated in the consolidated financial statements of WISeKey. While WISeKey is working on diversifying its solution offerings and revenue sources for future periods, for the year ended December 31, 2025, 95% of the WISeKey’s revenue was the revenue of SEALSQ. As a result, WISeKey’s financial performance is affected by the financial performance of SEALSQ and by the risks and uncertainties that could materially adversely affect SEALSQ’s business, operating results, financial condition or prospects. SEALSQ is particularly vulnerable - but not limited to – to all the business and supply risks related to the semiconductor industry, which could materially and adversely affect its, and therefore, WISeKey’s, financial stability.

The semiconductor industry is highly cyclical.

Historically, the relationship between supply and demand in the semiconductor industry has caused a high degree of cyclicality in the semiconductor market. Semiconductor supply is partly driven by manufacturing capacity, which in the past has demonstrated alternating periods of substantial capacity additions and periods in which no or limited capacity was added. As a general matter, semiconductor companies are more likely to add capacity in periods when current or expected future demand is strong and margins are, or are expected to be, high. Investments in new capacity can result in overcapacity, which can lead to a reduction in prices and margins. In response, companies typically limit further capacity additions, eventually causing the market to be relatively undersupplied. In addition, demand for semiconductors varies, which can exacerbate the effect of supply fluctuations. As a result of this cyclicality, the semiconductor industry has, in the past, experienced significant downturns, such as in 1997/1998, 2001/2002, in 2008/2009, in early 2020 and in 2022/2023, often in connection with, or in anticipation of, maturing life cycles of semiconductor companies’ products and declines in general economic conditions. These downturns have been characterized by diminishing demand for end-user products, high inventory levels, under-utilization of manufacturing capacity and accelerated erosion of average selling prices. The foregoing risks have historically had, and may continue to have, a material adverse effect on its business, financial condition and results of operations.

Significantly increased volatility and instability, and unfavorable economic conditions may adversely affect SEALSQ’s semiconductor business.

Forecasting demand trends is challenging for SEALSQ, its semiconductor customers and its suppliers. SEALSQ may be unable to accurately predict the extent or duration of market cycles or their effect on its financial condition or result of operations, and can give no assurance as to the timing, extent or duration of the current or future semiconductor business cycles generally, or specific to the markets in which SEALSQ participates. In the event of a future decline in global economic conditions, SEALSQ’s business, financial condition and results of operations could be materially adversely affected, and the resulting economic decline might disproportionately affect the markets in which SEALSQ participates, further exacerbating a decline in its, and as a result WISeKey’s, results of operations. The COVID-19 global pandemic, for example, created a period of significant instability in the global economy, including among SEALSQ’s semiconductor clients and suppliers. The restrictions imposed upon people and businesses around the world served, in the short run, to reduce demand for SEALSQ’s semiconductor products as many companies reduced or paused their operations. While this has since served to benefit SEALSQ through the increased demand for IT network infrastructure among other examples, this may not always be the situation.

The semiconductor industry is highly competitive. If SEALSQ fails to introduce new technologies and products in a timely manner, this could adversely affect its business.

The semiconductor industry is highly competitive and is characterized by constant and rapid technological change, short product lifecycles, significant price erosion, and evolving standards. Accordingly, the success of SEALSQ’s business depends heavily on its ability to develop new technologies and products that are ultimately successful in the market. The costs related to the research and development required to develop new technologies and products are significant, and any reduction in its research and development budget could harm its competitiveness. Meeting evolving industry requirements and introducing new products to the market in a timely manner, and at prices that are acceptable to SEALSQ’s customers, are significant factors in determining SEALSQ’s competitiveness and success. Commitments to develop new products must be made well in advance of any resulting sales, and technologies and standards may change during development, potentially rendering products outdated or noncompetitive before their introduction. If SEALSQ is unable to successfully develop new products, its, and as a result WISeKey’s, revenue may decline substantially. Moreover, some of SEALSQ’s competitors are well-established, larger entities than SEALSQ and have greater resources than it does. If these competitors increase the resources they devote to developing and marketing their products, SEALSQ may not be able to compete effectively. Any consolidation among SEALSQ’s competitors could enhance their product offerings and financial resources, further strengthening their competitive position. In addition, some competitors operate in narrow business areas relative to SEALSQ, allowing them to concentrate their research and development efforts directly on products and services for those areas, which may give them a competitive advantage. As a result of these competitive pressures, SEALSQ may face declining sales volumes or lower prevailing prices for its products, and SEALSQ may not be able to reduce its total costs in line with this declining revenue. If any of these risks materialize, they could have a material adverse effect on SEALSQ’s, and as a result WISeKey’s, business, financial condition and results of operations.

If WISeKey fails to develop new products in response to, or in anticipation of, rapid technological changes in the industry or the industries WISeKey serves, its business may be materially and adversely affected.

The market for WISeKey’s products is characterized by rapidly evolving security threats, technological advancements, and shifting end-user requirements. For example, rapid improvements are occurring in post-quantum cryptography, hardware Root of Trust, secure enclaves, trusted execution environments, supply chain security, AI-driven security analytics, and zero-trust architectures. Furthermore, while the pace of improvements in semiconductor transistor density has slowed, driving up costs and complexity, the demand for more secure, tamper-resistant hardware is accelerating, especially in sectors such as defense, automotive, critical infrastructure, and secure communications.

The increasing sophistication of cybersecurity adversaries, including state-sponsored actors, combined with the growing regulatory focus on hardware security, adds complexity and cost to the design, verification, and manufacturing of WISeKey’s existing and developmental products. As a result of these rapidly changing technological and threat landscapes — along with unforeseen security vulnerabilities — the future market for these products is difficult to predict.

These risks are further exacerbated by the fact that many of SEALSQ’s secure semiconductor platforms leverage common architectural frameworks across multiple end markets. In some cases, secure processing architectures, cryptographic hardware and secure IP blocks are reused across product generations and applications. Therefore, if a fundamental architectural vulnerability was discovered, or if SEALSQ’s architectures were rendered uncompetitive, obsolete, or unmarketable due to evolving security standards or new attack vectors, multiple products and customer segments could be impacted. This could force SEALSQ to expend significant resources and incur substantial costs to redesign products, develop new architectures or remediate deployed devices in the field.

WISeKey’s business, reputation, and relationships with government agencies, OEMs and technology partners could be adversely affected if WISeKey is unable to deliver technological improvements, address newly discovered vulnerabilities or adapt its products to evolving security requirements and technological shifts on a timely basis. Whether WISeKey will be able to compete effectively in the future will depend substantially on its ability to anticipate emerging threats, advance its products to meet evolving regulatory, market and end-user security requirements, and respond to changes in global hardware, software and security architecture standards in a cost-effective and timely manner.

There is also additional risk that public opinion, regulatory scrutiny or customer sentiment around hardware security, particularly in areas such as AI, government surveillance and data privacy, may diverge from WISeKey’s expectations. For example, failure to achieve market acceptance for secure semiconductors designed to enhance AI model integrity, protect sensitive data or mitigate supply chain risks could materially and adversely impact its business and operating results.

The demand for SEALSQ’s semiconductor products depends to a significant degree on the demand for its customers’ end products.

The vast majority of SEALSQ’s Semiconductors segment revenue is derived from sales to manufacturers in the IT infrastructure (Network Servers, Switch, Home boxes, PC Keyboards, etc.), utilities distribution, edge infrastructure (Smart Meters), and Access Control modules. Demand in these markets fluctuates significantly, driven by consumer spending, consumer preferences, the development of new technologies and prevailing economic conditions. In addition, the specific products in which SEALSQ’s semiconductors are incorporated may not be successful or may experience price erosion or other competitive factors that affect the price manufacturers are willing to pay SEALSQ. Such customers have in the past, and may in the future, vary order levels significantly from period to period, request postponements to scheduled delivery dates, modify their orders or reduce lead times. This is particularly common during periods of low demand. This can make managing SEALSQ’s semiconductor business difficult, as it limits the predictability of future revenue. It can also affect the accuracy of its financial forecasts. Furthermore, developing industry trends, including customers’ use of outsourcing and new and revised supply chain models, may affect SEALSQ’s revenue, costs and working capital requirements.

If semiconductor customers do not purchase products made specifically for them, SEALSQ may not be able to resell such products to other customers or may not be able to require the customers who have ordered these products to pay a cancellation fee. The foregoing risks could have a material adverse effect on SEALSQ’s, and as a result WISeKey’s, business, financial condition and results of operations.

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

In turn, demand for older technology falls, causing the price at which such products can be sold to drop, in some cases precipitously. In order to continue profitably supplying these products, SEALSQ must reduce its production costs in line with the lower revenue it can expect to generate per unit. Usually, this must be accomplished through improvements in process technology and production efficiencies. If SEALSQ cannot advance its process technologies or improve its production efficiencies to a degree sufficient to maintain required margins, it will no longer be able to make a profit from the sale of these products. Moreover, SEALSQ may not be able to cease production of such products, either due to contractual obligations or for customer relationship reasons, and as a result may be required to bear a loss on such products. SEALSQ cannot guarantee that competition in its core product markets will not lead to price erosion, lower revenue or lower margins in the future. Should reductions in manufacturing costs fail to keep pace with reductions in market prices for the products it sells, this could have a material adverse effect on SEALSQ’s, and as a result WISeKey’s, business, financial condition and results of operations.

Delays in development, launch and/or rollout of SEALSQ’s next-generation post-quantum cryptography products and services could have a material adverse effect on its business, results of operations and financial condition.

SEALSQ completed the commercial release of its post-quantum cryptography products in Q4 2025, with the first revenues expected to be generated in the second half of 2026. While SEALSQ expects to recognize revenue in 2026 relating to the implementation of new technologies into its planned Open Semiconductor and Test centers including the provision of professional services, projections expect returns from the full-scale commercial deployment of the post-quantum-resistant chips starting in the second half of 2026. However, if SEALSQ experiences delays in the production of these products, or if there are issues with the integration of the new chip into potential client solutions, it could have a material adverse effect on its, and as a result WISeKey’s, business, results of operations and financial condition. Delays could result from either the “qualification” process, the “certification” process or both. While SEALSQ has expanded its revenue streams from Matter certification adoption and implementing new Cyber Trust Mark standards, its ability to generate and grow its revenues in the future will largely be dependent on the ability to develop its next-generation post-quantum cryptography products and services.

SEALSQ’s quantum-resistant chip is a newly developed product, and its qualification process is still ongoing. Additionally, the sales process includes a period of ensuring the product is compatible with potential client products. During these processes, unforeseen issues may arise that require debugging and potentially a remask. Such adjustments could result in a delay of six to nine months in the chip’s market availability, impacting the ability to meet customer demand and production timelines.

In addition, the quantum-resistant chip is currently undergoing Common Criteria certification, and Combination (HW+SW) Common Criteria certification. If the certification labs identify a critical flaw that prevents compliance with required security standards, SEALSQ may need to partially redesign the affected components. This could significantly delay product availability for customers that require these certifications for deployment. Additionally, there is a risk of delays in the final certification process. Once the certification labs complete their testing and release the test report, there may be further delays in obtaining the FIPS certificate from NIST (the U.S. standards authority). Any such delays could postpone customer acceptance, impact sales cycles, and shift the anticipated production ramp-up schedule. Furthermore, after SEALSQ’s quantum-resistant chip is released, a hardware or software vulnerability could be discovered that could render the chip uncompetitive, obsolete or unmarketable if the vulnerability is not fixed. This could force SEALSQ to expend significant resources to remediate such vulnerability.

Failure of SEALSQ’s quantum-resistant semiconductor products to perform as intended, achieve required certifications, interoperate at scale, or gain timely market acceptance—and/or slower-than-expected development of quantum computing threats—could materially reduce demand for its products, delay or prevent revenue generation, increase costs, expose SEALSQ to warranty and indemnity claims, and adversely affect the results of operations.

SEALSQ is investing significant resources to design, manufacture, and commercialize quantum-resistant secure elements and related modules, including new products implementing post-quantum cryptographic algorithms. These products embody complex hardware, firmware, and cryptographic implementations that must meet stringent performance, reliability, security, and certification requirements across diverse use cases and environments. If SEALSQ’s chips, reference designs, or associated software do not perform as intended, exhibit defects, vulnerabilities, or reliability issues, fail to meet customer specifications or certification standards (such as FIPS or Common Criteria), or cannot be integrated or provisioned at customer scale, customers may delay, reduce, or cancel orders, require re-designs, or select alternative solutions. SEALSQ could incur substantial costs to remediate issues, including product rework, field returns, replacements, patches, or recalls, as well as increased warranty, support, and indemnity obligations. Any publicized defect or vulnerability—particularly one that implicates cryptographic correctness, side-channel resistance, secure boot/attestation, or supply-chain integrity—could damage SEALSQ’s brand and impair its ability to obtain new customers.

Market demand for quantum-resistant semiconductors is influenced by the pace and nature of quantum computing development, regulatory guidance, standardization timelines, and customer migration priorities. If practical cryptographically relevant quantum computers emerge later than industry forecasts, or if customers conclude that existing classical algorithms remain adequate for longer than anticipated, procurement cycles for post-quantum hardware may be deferred, scaled back, or reallocated to software-based mitigations. Conversely, if quantum threats emerge faster or differently than expected, the current implementations might not align with prevailing standards, certification baselines, or customer requirements, requiring unplanned re-engineering. Either scenario could materially reduce or delay demand relative to expectations. Furthermore, if new or revised standards, profiles, or certification protection profiles diverge from the algorithms, parameter sets, or implementation approaches SEALSQ has adopted, it may need to modify products, incur additional engineering and certification expense, or support multiple variants, which could compress margins and delay commercialization.

If demand falls short of SEALSQ’s projections, or if customers do not transition from pilots to volume production on anticipated schedules, its inventories could become excess or obsolete, SEALSQ could experience lower factory utilization and unfavorable variances, and it may be required to record inventory write-downs. Lower-than-expected demand or product performance issues could also trigger impairment indicators for capitalized development, acquired intangibles, or goodwill, and reduce operating cash flows. Because SEALSQ’s pipeline and forecasts include opportunities with governmental, defense, and critical-infrastructure customers, changes in budget cycles, procurement rules, national-sovereignty requirements, export controls, or qualification milestones could magnify the volatility of orders and timing of revenue recognition.

SEALSQ’s success depends on its ability to keep pace with technical advances in cryptography and semiconductor design.

SEALSQ needs to keep up with changing technologies to provide effective identification and authentication solutions. In addition, SEALSQ needs to continue its growth trend to broaden and strengthen the portfolio of its products to stay ahead of the technology changes and risks in order to be successful.

SEALSQ needs to anticipate, and quickly react to, rapid changes occurring in security technologies and to the development of new and improved semiconductors and software that result from these changes. If SEALSQ is unable to respond quickly and cost-effectively to changing hardware and software technologies and evolving industry standards, the existing offering could become non-competitive and it may lose market share. SEALSQ’s success will depend, in part, on its ability to effectively use leading technologies critical to the business, enhance its existing solutions, find appropriate technology partners, and continue to develop new solutions and technology that address the increasingly sophisticated and varied needs of its current and prospective clients and their customers, and its ability to influence and respond to technological advances, emerging industry and regulatory standards and practices and competitive service offerings. SEALSQ’s ability to remain technologically competitive may require substantial expenditures and lead-time, and the integration of newly acquired technologies will also take time. If SEALSQ is unable to adapt and integrate in a timely manner to changing market conditions or customer requirements, its, and as a result WISeKey’s, business, financial condition and results of operations could be seriously harmed.

The use of cryptography is subject to a variety of laws around the world. Unfavorable developments in legislation and regulation may adversely affect WISeKey’s business, operating results, and financial condition.

The use of cryptography is subject to a variety of laws around the world. Government regulation of the internet is evolving and any changes in government regulations relating to the internet or other areas of WISeKey’s business or other unfavorable developments may adversely affect its business, operating results, and financial condition.

For example, the U.S. agency NIST has recently selected the post-quantum cryptographic algorithms for all governmental use of cryptography. While SEALSQ has aligned product development with NIST’s PQC process, its ability to fully comply with evolving standards and successfully integrate these algorithms across the product portfolio is critical to maintaining its eligibility for government contracts and leadership in the post-quantum security market. Failure to timely implement NIST-selected algorithms or adapt to additional regional cryptographic requirements could limit market access, increase compliance and development costs, or fragment SEALSQ’s product offerings across different jurisdictions, which could materially and adversely affect WISeKey’s business, operating results, and financial condition.

WISeKey’s services and products depend on the continued integrity of public key cryptography technology and algorithms that may be compromised or proven obsolete over time.

WISeKey’s services and products rely heavily on cryptography. Advances in attacks on cryptographic algorithms and technology may weaken their effectiveness, and significant new technology requirements may be imposed by root distribution programs that requires WISeKey to make significant modifications to its systems or to reissue digital certificates to some or all customers, which could damage WISeKey’s reputation or otherwise harm its business.

Quantum computing may threaten the resilience of current cryptography against attacks during the current lifespan of hardware. This is certainly the case for WISeKey’s secure modules embedded in larger systems and/or deployed on remote locations, such as for smart meter and satellite deployments.

WISeKey cannot guarantee that its services and products will still offer sufficient protection against attacks carried out with quantum computers.

SEALSQ’s semiconductors and software services are highly technical and may contain undetected software bugs or vulnerabilities, which could manifest in ways that could seriously harm its reputation and business.

SEALSQ’s semiconductors and software services are highly technical and complex and may contain undetected software bugs, hardware errors, and other vulnerabilities. There is a risk that defects or errors could arise, particularly when new versions or enhancements are released. SEALSQ cannot assure you that its software or other components will not experience errors or performance problems in the future. These bugs and errors can manifest in any number of ways in these products, including through diminished performance, security vulnerabilities, malfunctions, or even permanently disabled products.

Some errors in SEALSQ’s products may be discovered only after a product has been used by customers and may in some cases be detected only under certain circumstances or after extended use. Any errors, bugs, or other vulnerabilities discovered in the code or back-end after delivery could damage SEALSQ’s reputation, drive away customers, and allow third parties to manipulate or exploit vulnerabilities.

SEALSQ also face claims for product liability, tort, or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and seriously harm its reputation and its business. In addition, if its liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, SEALSQ’s business could be seriously harmed.

Services offered by SEALSQ’s PKI business rely on the continued integrity of public key cryptography technology and algorithms that may be compromised or proven obsolete over time.

Services and products are relying heavily on cryptography, in particular, services offered by SEALSQ’s PKI business are based on public key cryptography technology. With public key cryptography technology, a user possesses a public key and a private key, both of which are required to perform encryption and decryption operations. The security afforded by this technology depends on the integrity of a user’s private key and ensuring that it is not lost, stolen or otherwise compromised. Advances in attacks on cryptographic algorithms and technology may weaken their effectiveness, and significant new technology requirements may be imposed by root distribution programs that require SEALSQ to make significant modifications to its systems or to reissue digital certificates to some or all of its customers, which could damage the reputation or otherwise harm the business. Severe attacks on public key cryptography could render PKI services in general obsolete or unmarketable.

Quantum computing may threaten the resilience of current cryptography against attacks during the current lifespan of hardware. This is certainly the case for SEALSQ’s secure modules embedded in larger systems and/or deployed on remote locations, such as for smart meter and satellite deployments.

Although SEALSQ is committed to adapt the PKI platforms to the evolving technologies and industry regulations, it cannot guarantee that its current services and products will still offer sufficient long-term protection against future attacks executed with quantum computers.

Cybersecurity incidents, including data security breaches or computer viruses, could harm its business by disrupting WISeKey’s delivery of services, damaging its reputation or exposing it to liability.

WISeKey operates sensitive PKI platforms, retain certain confidential customer information in its secure data centers and registration systems, and its digital certificates and electronic signatures may be used by customers in mission critical applications. It is critical to WISeKey’s business strategy that its facilities and infrastructure remain secure and are perceived by the marketplace to be secure.

WISeKey receives, process, store and transmit, often electronically, the data of its customers and others, much of which is confidential. Unauthorized access to WISeKey’s computer systems or stored data could result in theft, including cyber-theft, or improper disclosure of confidential information, and the deletion or modification of records could cause interruptions in its operations. These cybersecurity risks increase when WISeKey transmits information from one location to another, including over the Internet or other electronic networks. Despite the security measures it has implemented, WISeKey’s facilities, systems and procedures, and those of its third-party service providers, may be vulnerable to security breaches, acts of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt WISeKey’s delivery of services or expose the confidential information of its customers and others. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of WISeKey’s customers or others, whether by WISeKey or a third party, could subject it to civil and criminal penalties, have a negative impact on its reputation, or expose it to liability to its customers, third parties or government authorities. WISeKey is not aware of such breaches or any other material cybersecurity risks in its supply chain to date. Any of these developments could have a material adverse effect on WISeKey’s, business, results of operations and financial condition.

To mitigate these risks, WISeKey complies with one of the highest security standards in its industry: WebTrust, ISO27001 and the “Common Criteria” standard. Compliance with these standards require WISeKey to implement, monitor and audit on a yearly basis all the processes where WISeKey, or WISeKey’s third-party suppliers, manipulate sensitive data. This includes supply chain processes and partners which, like WISeKey, are audited every year by security experts certified by governmental authorities. In addition, one of SEALSQ’s customers, Cisco, also conducts an independent and extensive audit to control SEALSQ’s processes and propose improvements.

WISeKey’s security processes are piloted by a Global Security Director, under the supervision of a Security Board, which includes the top management of WISeKey. Once a year, the Global Security Director reassesses WISeKey’s cybersecurity risks and proposes to the Security Board a plan of action and budget for the year to come.

The Executive Board Members of WISeKey hold a weekly meeting with the General Manager to discuss all matters including operational matters and risk management, as well as holding regular, wider meetings with the senior management of WISeKey. During these meetings, the risks faced by the business and any new matters arising or potential threats identified are discussed. The WISeKey management team also provide updates on their ongoing projects designed to manage these risks, as well as presenting the results of any audits that are being carried out. The full board of directors are also kept appraised on the results of all audits carried out during the year and are required to decide on strategic decisions such as whether to attain accreditations for the business. The board of directors and Audit Committee are responsible also for overseeing the annual audit of WISeKey which, while primarily focused on the financials of WISeKey, does also cover certain risks associated with the business.

If its security systems are breached, WISeKey may face civil liability, and public perception of its security measures could be diminished, either of which would negatively affect WISeKey’s ability to attract and retain customers.

Techniques used to gain unauthorized access to data and software are constantly evolving, and WISeKey may be unable to anticipate or prevent unauthorized access to cryptographic data. WISeKey’s software services, which are supported by its own systems and those of third parties that it works with, are vulnerable to software bugs, computer viruses, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, or other attacks and similar disruptions from unauthorized use of WISeKey’s and third-party computer systems, any of which could lead to system interruptions, delays, or shutdowns, causing loss of critical data or the unauthorized access to personal data.

Computer malware, viruses, computer hacking, and phishing attacks have become more prevalent in WISeKey’s industry. WISeKey and its systems have been subject to such attacks in the past, albeit they have always been unsuccessful, and further such attempts to compromise its systems’ security may occur in the future. Because of its brand of trust and security, WISeKey believes that it is a particularly attractive target for such attacks. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of its products and technical infrastructure to the satisfaction of WISeKey’s customers may harm its reputation and ability to retain existing customers and attract new customers. Although WISeKey has developed systems and processes that are designed to protect its data and user data, to prevent data loss, to disable undesirable accounts and activities on its platform, and to prevent or detect security breaches, it cannot assure you that such measures will provide absolute security, and WISeKey may incur significant costs in protecting against or remediating cyber-attacks.

Additionally, if an actual or perceived breach of security occurs to its systems or a third party’s platform, WISeKey may face regulatory or civil liability and public perception of its security measures could be diminished, either of which would negatively affect its ability to attract and retain customers, which in turn would harm its efforts to attract and retain business partners. WISeKey also would be required to expend significant resources to mitigate the breach of security and to address matters related to any such breach. WISeKey also may be required to notify regulators about any actual or perceived personal data breach (including the EU Lead Data Protection Authority) as well as the individuals who are affected by the incident within strict time periods.

Any failure, or perceived failure, by WISeKey to maintain the security of data relating to its customers, to comply with its posted privacy policy, laws and regulations, rules of self-regulatory organizations, industry standards, and contractual provisions to which WISeKey may be bound, could result in the loss of confidence, or result in actions against WISeKey by governmental entities or others, all of which could result in litigation and financial losses, and could potentially cause it to lose customers, advertisers, and revenues. In Europe, the European Data Protection Authority could impose fines and penalties of up to 4% of annual global turnover or €20 million, whichever is higher, for a personal data breach.

Failure at tape-out or failure to achieve the expected final test yields for SEALSQ’s ICs could negatively impact its, and as a result WISeKey’s, results of operations.

The tape-out process is a critical milestone in SEALSQ’s IoT business. A tape-out means all the stages in the design and verification process of SEALSQ’s ICs have been completed, and the chip design is sent for manufacturing. The tape-out process requires considerable investment in time and resources and close cooperation with the wafer foundry, and repeated failures can significantly increase costs, lengthen product development period, and delay product launch. If the tape-out or testing of a new chip design fails, either as a result of design flaws by SEALSQ’s research and development team or problems with production or the testing process by the wafer foundry, SEALSQ may incur considerable costs and expenses to fix or restart the design process. Such obstacles may decrease its profitability or delay the launch of new products.

Once tape-out is achieved, the IC design is sent for manufacturing, and the final test yield is a measurement of the production success rate. The final test yield is a function of both product design, which is developed by SEALSQ, and process technology, which typically belongs to a third-party foundry. Low final test yields can result from a product design deficiency or a process technology failure or a combination of both. As such, SEALSQ may not be able to identify problems causing low final test yields until its product designs go to the manufacturing stage, which may substantially increase its per unit costs and delay the launch of new products.

SEALSQ’s IC products mainly depend on supplies from third-party foundries, and any failure to obtain sufficient foundry capacity from such foundries would significantly delay the shipment of its products.

SEALSQ’s IoT activity is a fabless IC design business and, as such, it does not own any IC fabrication facilities. SEALSQ currently works with two leading foundries as its main IC fabrication partners and places purchase orders according to its business needs. It is important for SEALSQ to have a reliable relationship with third-party foundries as well as other future foundry service providers to ensure adequate product supply to respond to customer demand.

SEALSQ cannot guarantee that its foundry service providers will be able to meet its manufacturing requirements. The ability of its foundry service providers to provide SEALSQ with foundry services is limited by available capacity. If any of its foundry service providers fails to succeed in their capacity promise, it will not be able to deliver to SEALSQ ICs as per the purchase orders that SEALSQ has placed to them, which will significantly affect its shipment of its products and solutions. This could in turn result in lost sales and have a material adverse effect on its relationships with its customers and on its business and financial condition. In addition, SEALSQ does not have a guaranteed level of production capacity from its foundry service providers. SEALSQ does not have long-term contracts with them, and it sources its supplies on a purchase order basis. As a result, SEALSQ depends on its foundry service providers to allocate to it a portion of their manufacturing capacity sufficient to meet its needs, produce products of acceptable quality and at acceptable final test yields and deliver those products to SEALSQ on a timely basis and at acceptable prices. If any of SEALSQ’s foundry service providers raises its prices or is unable to meet its required capacity for any reason, such as shortages or delays in the shipment of semiconductor equipment or raw materials required to manufacture ICs, or if its business relationships with any of its foundry service providers deteriorate, SEALSQ may not be able to obtain the required capacity and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all. Moreover, it is possible that other customers of any of its foundry service providers that are larger and/or better financed than SEALSQ, or that have long-term contracts with them, may receive preferential treatment in terms of capacity allocation or pricing. In addition, if SEALSQ does not accurately forecast its capacity needs, any of its foundry service providers may not have available capacity to meet its immediate needs or it may be required to pay higher costs to fulfil those needs, either of which could materially and adversely affect its, and as a result WISeKey’s, business, results of operations or financial condition.

Other risks associated with SEALSQ’s dependence on third-party foundries include limited control over delivery schedules and quality assurance, lack of capacity in periods of excess demand, unauthorized use of its intellectual property and limited ability to manage inventory and parts. In particular, although SEALSQ has entered into confidentiality agreements with its third-party foundries for the protection of its intellectual property, they may not protect SEALSQ’s intellectual property with the same degree of care as SEALSQ uses to protect its intellectual property. If SEALSQ fails to properly manage any of these risks, its business and results of operations may be materially and adversely affected.

Moreover, if any of SEALSQ’s foundry service providers suffers any damage to its facilities, suspends manufacturing operations, loses benefits under material agreements, experiences power outages or computer virus attacks, lacks sufficient capacity to manufacture its products, encounters financial difficulties, is unable to secure necessary raw materials from its suppliers or suffers any other disruption or reduction in efficiency, SEALSQ may encounter supply delays or disruptions.

SEALSQ relies on a limited number of third parties for IC packaging and testing services.

In relation to SEALSQ’s semiconductor business, fabrication of ICs requires specialized services to process the silicon wafers into ICs by packaging them and to test their proper functioning. SEALSQ primarily collaborates with an Outsource Semiconductors Assembly and Testing (OSAT) provider for such services, which may expose it to a number of risks, including difficulties in finding alternate suppliers, capacity shortages or delays, lack of control or oversight in timing, quality or costs, and misuse of SEALSQ’s intellectual property. If any such problems arise with its packaging and testing partners, SEALSQ may experience delays in its production and delivery timeline, inadequate quality control of products or excessive costs and expenses. As a result, SEALSQ’s, and as a result WISeKey’s, financial condition, results of operations, reputation and business may be adversely affected.

SEALSQ’s supply chain depends on third-party suppliers. Failure of one of its suppliers to handle increased demand could impact the ability to take advantage of upside business opportunities.

SEALSQ outsources several critical functions in its supply chain to third-party suppliers, such as the manufacture of its semiconductors. They all have a number of risks that are present in their businesses that could limit their ability to meet increased demands if SEALSQ see increased orders from its customers. If its suppliers cannot satisfy demand, SEALSQ may not be able to meet its customer demands. Also, if suppliers add higher costs to cover their increased volume, SEALSQ, and as a result WISeKey, may see drops in its gross profit margins. Many of these costs are not fixed, even though there may be contracts in place, and may be increased at the discretion of the third-party vendor.

The following issues related to SEALSQ’s third-party suppliers could have an adverse effect on its ability to meet customer demand and negatively impact revenues, business operations, profitability and cash flows:

●	SEALSQ’s suppliers’ failure or inability to react to shifts in product demand, including situations where demand for integrated circuits exceeds suppliers’ capacity to meet that demand;

●	a failure or inability by SEALSQ’s suppliers to procure raw materials or allocate adequate raw materials for its products, or an increase in prices for raw materials or components;
●	an inability to procure or utilize raw materials, components or products from SEALSQ’s suppliers due to government prohibitions or restrictions on transactions with certain countries and/or companies, or alternative suppliers, or because raw material sources or raw materials are not available or not available in acceptable time frames or upon acceptable terms;
●	a failure by SEALSQ’s suppliers to allocate adequate manufacturing, assembly or test capacity for its products;
●	SEALSQ’s suppliers’ failure or inability to develop or maintain, or a delay in developing or building out, manufacturing capacity for leading process technologies, including transitions to smaller geometry process technologies;
●	the loss of a supplier or the failure or inability of a supplier to meet performance, quality or yield specifications or delivery schedules;
●	additional expense or production delays as a result of qualifying a new supplier and commencing volume production or testing in the event of a loss of, or a decision to add or change, a supplier;
●	natural disasters, the effects of climate change, acts of war or other geopolitical conflicts impacting the regions in which SEALSQ’s suppliers and their manufacturing foundries or assembly, test or other facilities are located;
●	health crises, including epidemics or pandemics, and government and business responses thereto, which impact SEALSQ’s suppliers, including as a result of quarantines or closures;
●	cyber-attacks on SEALSQ’s suppliers’ information technology (IT) systems, including those related to their manufacturing foundries or assembly, test or other facilities;
●	trade or national security protection policies, particularly U.S. or Chinese government policies, that limit or prevent SEALSQ from transacting business with suppliers of critical integrated circuit products, or that limit or prevent such suppliers from transacting business with it or from procuring materials, machinery or technology necessary to manufacture goods for SEALSQ; and
●	any other reduction, interruption, delay or limitation in SEALSQ’s product supply sources.

In particular, SEALSQ’s agreement with one of its third-party suppliers, Presto Engineering Inc. (“Presto”), defines, among other things, the following contractual obligations:

●	the list of operational obligations that they shall execute for SEALSQ Presto’s services include New Production Introduction (“NPI”), such as planning of validation and qualification activities, engineering evaluation of the product and preliminary test solution, and product release to industrial maturity, and Supply Chain Management (“SCM”);
●	the On-Time Delivery objectives and rules. Presto is required to provide its SCM service based on agreed targets for On Time Delivery (“OTD”). OTD is defined numerically and it constitutes result obligations under French laws, which govern the agreement;
●	their obligations vis-à-vis SEALSQ’s quality process and its security process, including their obligations to be audited on a yearly basis.

Presto’s failure to meet these obligations could have an adverse effect on SEALSQ’s ability to meet customer demand and negatively impact SEALSQ’s, and as a result WISeKey’s, revenues, business operations, profitability and cash flows.

Although common in its industry, SEALSQ does not have agreements with any other major third-party suppliers. Rather, SEALSQ provides such suppliers with purchase orders on a quarterly basis, which triggers the launch of manufacturing of the Company’s products. SEALSQ has weekly discussions and provides the suppliers with 12-month rolling forecasts to allow them to anticipate equipment allocations and raw material supplies. However, since SEALSQ does not have written agreements with these suppliers, it is subject to the risk that any of these suppliers could terminate their relationship with SEALSQ, leaving it without critical products, software or other services needed to operate its business.

SEALSQ is dependent on the timely supply of equipment and materials from various sub-contractors and if any one of these suppliers fails to meet, or delays, their committed delivery schedules due to supply chain disruptions or other reasons, SEALSQ, and as a result WISeKey, can suffer with lower or lost revenues.

SEALSQ uses various suppliers for silicon manufacturing and testing its parts. Any one of these suppliers could not meet their commitments for on-time delivery of its products. The market supply of such products has seen and continues to see difficulties in meeting demand and these kinds of supply disruptions can happen due to global shortages of silicon wafers or chemicals used in the processing of the silicon packaging, or shortages in the labor force due to unrest or sicknesses. During the latter half of 2021 and 2022, SEALSQ had to manage its delivery schedule carefully as a result of the global shortage of semiconductors material. During this period, SEALSQ was receiving greater volumes of orders than it was capable of delivering due to such shortages, so it had to program the orders based upon the allocations of materials and production capacity available to SEALSQ. While SEALSQ was able to grow its revenue during this time though careful negotiation with its suppliers, SEALSQ believes that revenues would have been higher had there not been such supply disruption. Further, its business and operating conditions can be at risk if it cannot deliver on product demand as committed in its customer contracts. The global shortage was alleviated in 2023 meaning that the same constraints were no longer applicable during that year and currently, SEALSQ does not have issues around supply allocations. However, supply disruptions may happen in the future and may negatively affect its, and as a result WISeKey’s, business, financial condition and results of operations.

SEALSQ’s ability to forecast its future results of operations and plan for and model future growth is limited and subject to a number of uncertainties due to recent changes in SEALSQ’s context as well as in its own sales organization and go-to-market strategies.

WISeKey faces intense competition from companies that are larger and better known than it is, and it may lack sufficient financial or other resources to maintain or improve its competitive position.

The digital security market space in which WISeKey operates faces intense competition, constant innovation and evolving security threats. There are several global security companies with strong presence in this market, including VeriSign, Inc., DigiCert Inc., Entrust Datacard, Let’s Encrypt, Symantec Corporation, FireEye, Inc., Red Hat Software, VASCO Data Security International, Inc., Zix Corp, NXP Semiconductors, Infineon Technologies, STMicroelectronics and Samsung Electronics. As WISeKey integrates and moves into the knowledge automation space there are also related data lake and automation companies with strong foundations including Palantir and Snowflake.

Some of WISeKey’s competitors are large companies that have the technical and financial resources and broad customer bases needed to bring competitive solutions to the market and already have existing relationships as a trusted vendor for other products. Such companies may use these advantages to offer products and services that are perceived to be as effective as WISeKey’s at a lower price or for free as part of a larger product package or solely in consideration for maintenance and services fees. They may also develop different products to compete with WISeKey’s current security solutions and respond more quickly and effectively than it does to new or changing opportunities, technologies, standards or client requirements. Additionally, it may compete with smaller regional vendors that offer products with a more limited range of capabilities that purport to perform functions similar to its security solutions. Such companies may enjoy stronger sales and service capabilities in their particular regions.

WISeKey’s competitors may have competitive advantages, such as:

●	greater name recognition, a longer operating history and a larger customer base;
●	larger sales and marketing budgets and resources;
●	broader distribution and established relationships with distribution partners and customers;
●	greater customer care and support resources;

●	broader supply chains;
●	greater resources to make acquisitions;
●	larger intellectual property portfolios; and
●	greater financial, technical and other resources.

WISeKey’s current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. Current or potential competitors may be acquired by third parties with access to greater available resources. As a result of such acquisitions, WISeKey’s current or potential competitors may be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their product and service offerings more quickly than WISeKey does. Larger competitors with more diverse product offerings may reduce the price of products that compete with WISeKey’s in order to promote the sale of other products or may bundle them with other products, which would lead to increased pricing pressure on its products and could cause the average sales prices for its products to decline.

If WISeKey does not successfully anticipate market needs and enhance existing products or develop new products that meet those needs on a timely basis, it may not be able to compete effectively and its ability to generate revenues will suffer.

Many of its customers operate in markets characterized by rapidly changing technologies and business plans, which require them to adapt to increasingly complex digital security infrastructures to protect internal and external corporate communications. As customers’ technologies and business plans grow more complex, WISeKey expects them to face new and increasingly sophisticated threats of security breaches or counterfeiting. WISeKey faces significant challenges in:

●	ensuring that WISeKey’s security solutions effectively protect identities of individual customers, company information and their brands, and
●	driving efficient operations through automated decision making.

As a result, WISeKey must continually modify and improve its products in response to changes in its customers’ technology infrastructures.

WISeKey may not be able to successfully anticipate or adapt to changing technology or customer requirements on a timely basis or at all. If it fails to keep up with technological changes or to convince its customers and potential customers of the value of its security and automation solutions even in light of new technologies and integration, WISeKey’s business, results of operations and financial condition could be materially and adversely affected.

WISeKey cannot guarantee that it will be able to anticipate future market needs and opportunities or be able to develop product enhancements or new products to meet such needs or opportunities in a timely manner, if at all. Even if it is able to anticipate, develop and commercially introduce enhancements and new products, there can be no assurance that enhancements or new products will achieve widespread market acceptance.

WISeKey’s product enhancements or new products could fail to attain sufficient market acceptance for many reasons, including:

●	delays in releasing product enhancements or new products;
●	failure to accurately predict market demand and to supply products that meet this demand in a timely fashion;
●	failure to accurately price products and solutions;
●	inability to interoperate effectively with the existing or newly introduced technologies, systems or applications of WISeKey’s existing and prospective customers;

●	defects in WISeKey’s products;
●	inability to integrate security and automation;
●	negative publicity about the performance or effectiveness of WISeKey’s products;
●	introduction or anticipated introduction of competing products by WISeKey’s competitors; and
●	installation, configuration or usage errors by WISeKey’s customers.

If WISeKey fails to anticipate market requirements or fails to develop and introduce product enhancements or new products to meet those needs in a timely manner, that could cause it to lose existing customers and prevent it from gaining new customers, which would significantly harm its business, financial condition and results of operations.

Any decline in demand for SEALSQ’s products from its clients could have a material adverse effect on the business, results of operations and financial condition of SEALSQ, and as a result WISeKey, if production or deployment is already planned.

SEALSQ’s business is at risk of its clients delaying or withdrawing purchase orders for items where SEALSQ already committed to the production or deployment of these pieces. In these situations, and when sufficient notice is given, it is usually able to adjust SEALSQ’s production schedules such that the production or deployment schedules can be transferred to alternative clients thereby limiting SEALSQ’s exposure. However, there can be a short-term impact upon the levels of stock that SEALSQ holds at any given point in time. Because its products have a lengthy development cycle, often in the range of 18 to 24 months from design-win or project award to delivering the first batch of finished goods or services, there is a limited risk that SEALSQ finds itself holding material amounts of stocks of finished goods that will not be eventually delivered to its clients. The greatest risk is that a client might reduce their production allocations with SEALSQ and, in this instance, it would be required to adapt its purchase requirements accordingly. Most of its raw materials (in particular, SEALSQ’s wafers) can be redirected to alternative products and so the risk is more concentrated to finished goods and committed engineering or deployment capacity. In the event that a client was to significantly reduce demand with a limited lead-time and not place new orders for that product at a later stage, this could lead to some finished goods becoming obsolete. The main risk arising from a decline in demand for SEALSQ’s products from one of its larger clients is that SEALSQ would need to find new sources of revenue to replace such client.

WISeKey’s reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in its security solutions or the failure of its security solutions to meet customers’ expectations.

Organizations are facing increasingly sophisticated digital security threats and threats of counterfeiting. If WISeKey fails to identify and respond to new and increasingly complex methods of counterfeiting products or hacking personal and corporate digital accounts, its business and reputation will suffer. In particular, WISeKey may suffer significant adverse publicity and reputational harm if any of its products fail to perform as advertised. An actual or perceived breach of WISeKey’s customers’ sensitive business data, regardless of whether the breach is attributable to the failure of its products, could adversely affect the market’s perception of the efficacy of WISeKey’s security solutions and current or potential customers may look to WISeKey’s competitors for alternatives to its security solutions. Similarly, an actual or perceived failure of WISeKey’s products to prevent counterfeit products from being detected, regardless of whether such failure is attributable to its products, could adversely affect the market’s perception of the efficacy of its authentication solutions and could encourage current or potential customers to look to WISeKey’s competitors for an alternative to its products. The failure of its products may also subject WISeKey to product liability lawsuits and financial losses stemming from the indemnification of its partners and other third parties, as well as the expenditure of significant financial resources to analyze, correct or eliminate any vulnerability. It could also cause WISeKey to suffer reputational harm, lose existing customers or deter them from purchasing additional products and services and prevent new customers from purchasing its security solutions.

Sometimes it will be necessary to make a product or product line obsolete and there may be negative impacts to sales or disruption to the customer base during the ramp down of that product.

All products have a natural lifecycle that includes the inevitable end-of-life (“EOL”) process. During the ramping down of a product, or product family, there are many ways that WISeKey’s business operations can be challenged. Last time buys are a typical way for customers to deal with the EOL of a product that is still critical to one of their end products. These kinds of orders show an increase in short term sales but result in the abrupt drop off of revenue from that customer, for that product, after the last time buy is delivered. Discontinuing a product also comes with the risk that WISeKey may lose that customer for good if WISeKey does not have a replacement for the product or if they decide to look at alternative suppliers because of the change in supply.

WISeKey’s research and development efforts may not produce successful products or enhancements to its security solutions that result in significant revenue or other benefits in the near future, if at all.

Investing in research and development personnel, developing new products and enhancing existing products is expensive and time-consuming, and there is no assurance that such activities will result in significant new marketable products or enhancements to WISeKey’s products, design improvements, cost savings, revenues or other expected benefits. If WISeKey spends significant time and effort on research and development and is unable to generate an adequate return on its investment, its business and results of operations may be adversely affected. WISeKey’s research and development roadmap anticipates a continued increase in 2026 in its expenditure, in particular focused on its post-quantum cryptography and the development of its secure satellite constellation through WISeSat.

Failure to protect WISeKey’s intellectual property could substantially harm its business, operating results, and financial condition.

The success of WISeKey’s business depends on its ability to protect and enforce its patents, trade secrets, trademarks, copyrights, and all of other intellectual property rights, including the silicon intellectual property rights of SEALSQ’s semiconductors.

WISeKey’s attempt to protect its intellectual property under patent, trade secret, trademark, and copyright law through a combination of employee, third-party assignment and nondisclosure agreements, other contractual restrictions, technological measures, and other methods. These afford only limited protection and WISeKey is still early in the process of securing its intellectual property rights. Despite WISeKey’s efforts to protect its intellectual property rights and trade secrets, unauthorized parties may attempt to copy aspects of its technology, or obtain and use trade secrets and other confidential information. Moreover, policing WISeKey’s intellectual property rights is difficult and time consuming. WISeKey cannot assure you that it would have adequate resources to protect and police its intellectual property rights, and it cannot assure you that the steps it takes to do so will always be effective.

WISeKey has filed, and may in the future file, patent applications on certain of its innovations. It is possible, however, that these innovations may not be patentable. In addition, given the cost, effort, risks, and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, WISeKey may choose not to seek patent protection for some innovations. Furthermore, WISeKey’s patent applications may not result in granted patents, the scope of the protection gained may be insufficient or an issued patent may be deemed invalid or unenforceable. WISeKey also cannot guarantee that any of its present or future patents or other intellectual property rights will not lapse or be invalidated, circumvented, challenged, or abandoned. Neither can WISeKey guarantee that its intellectual property rights will provide competitive advantages. WISeKey’s ability to assert its intellectual property rights against potential competitors or to settle current or future disputes could be limited by its relationships with third parties, and any of its pending or future patent applications may not have the scope of coverage originally sought. WISeKey cannot guarantee that its intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak. WISeKey could lose both the ability to assert its intellectual property rights against, or to license technology to, others and the ability to collect royalties or other payments.

Litigation or proceedings before governmental authorities and administrative bodies may be necessary in the future to enforce WISeKey’s intellectual property rights, to protect its patent rights, trademarks, trade secrets, and domain names and to determine the validity and scope of the proprietary rights of others. WISeKey’s efforts to enforce or protect its proprietary rights may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm its operating results. Additionally, changes in law may be implemented, or changes in interpretation of such laws may occur, that may affect its ability to protect and enforce WISeKey’s patents and other intellectual property.

WISeKey’s growth prospects and revenue will be adversely affected if its efforts to attract prospective customers and to retain existing customers are not successful.

WISeKey’s ability to grow its business and generate revenue depends on retaining and expanding its total customer base and increasing services revenue by effectively monetizing added value. WISeKey must convince prospective customers of the benefits of its solutions and its existing customers of the continuing value of those solutions. WISeKey’s ability to attract new customers, retain existing customers, and reach out to new markets depends in large part on its ability to continue to offer leading technologies and products, superior security and trust, and integration capabilities. For instance, in SEALSQ’s Semiconductors segment, some of its semiconductor competitors, including Infineon, Microchip, NXP and STMicroelectronics, have developed, and are continuing to develop, secure elements, which puts WISeKey at a significant competitive disadvantage.

WISeKey, through SEALSQ, derives a significant amount of its revenue each year from a limited number of significant customers.

SEALSQ derives a significant amount of its revenue each year from a small number of customers. In the year ended December 31, 2025, SEALSQ’s ten largest customers accounted for 60% of WISeKey’s revenue. SEALSQ’s business and results of operations are largely dependent upon the success of its significant customers. The loss of any large customer, a decline in the volume of sales to these customers or the deterioration of their financial condition could adversely affect SEALSQ’s, and as a result WISeKey’s, business, results of operations and financial conditions.

One of SEALSQ’s largest customers is CISCO Systems International (“Cisco”). SEALSQ operates under the terms of a Master Purchase Agreement, dated August 14, 2014. This agreement defines, among other things:

●	the communication process that it shall respect vis-a-vis forecasting / pricing update, such as determination of price reflecting component prices in effect on the date of shipment to Cisco’s authorized contract manufactures (“EMS Providers”), representations and warranties that the product price are, and shall be, no higher than the lowest prices offered by SEALSQ to any customer purchasing the same or lesser total sales or unit volume on an annual basis;
●	buffer stock, timing and volume constitution rules, including but not limited to, obligations to make commercially reasonable efforts to conduct capacity and materials planning and management sufficient to meet EMS Provider’s forecast at the period of time agreed between SEALSQ and EMS Providers;
●	list of contract manufacturers to whom SEALSQ is allowed to take purchase orders and to make deliveries;
●	rules of fair treatment in case capacity shortage, that is, an obligation to provide Cisco, EMS Providers and any third party designated by Cisco an allocation of products during its shortage that is no less favorable than that provided to any other customer;
●	warranties, including but not limited to, three year warranty period, delivered product having no less than eight remaining weeks of shelf-life, replacement of defected products within two business days in general;
●	epidemic failure when a single failure mode in excess of 1% of the product or a multiple failure mode in excess of 3% of the product, during any rolling 3-full calendar month period, occurs. If an epidemic failure occurs within five (5) years following the delivery of a product, SEALSQ must promptly notify Cisco, provide a preliminary diagnosis plan within one (1) business day, and update it as required by Cisco. SEALSQ has agreed to collaborate with Cisco to diagnose the issue, develop an interim solution, and implement a permanent fix. Subject to the liability exclusions and limitations outlined in the agreement, SEALSQ is contractually obligated to compensate Cisco for all reasonable direct costs incurred in addressing the epidemic failure.

Additionally, SEALSQ has agreed to provide necessary support to Cisco, its EMS Providers, and any designated third parties for remediation efforts, including but not limited to customer notifications, replacement scheduling, and corrective measures such as product removal, return, reinstallation, and repair.

SEALSQ depends on its customers’ ability to sell their products, which may pose challenges for SEALSQ’s ability to forecast demand or optimize inventory and sales.

Large orders may depend on the ability of SEALSQ’s customers to be awarded significant regional or national contracts. The design of many industrial devices involves the risk that such devices may not see the demand expected in the relevant market, or that high-volume contracts may be awarded to competing suppliers. SEALSQ’s customers may be bidding against multiple suppliers to win government contracts, and if they lose, SEALSQ may not realize the results originally expected during forecasting of opportunity size and profitability. As such, the volume predictions used in pricing negotiations and forecasts may not always be achievable by SEALSQ’s customers and may adversely affect WISeKey’s operating results.

Changes in regulations or citizen concerns regarding privacy and protection of citizen data, or any failure or appearance of failure to comply with such laws, could diminish the value of WISeKey’s services and cause WISeKey to lose customers and revenue.

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

Additionally, the EU may continue to review the need for greater regulation or reform to its existing data protection legal framework, which may result in a greater compliance burden for companies with users in Europe. Various government and consumer agencies also have called for new regulation and changes in industry practices. WISeKey’s business, including its ability to operate and expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with WISeKey’s current business practices and that require changes to these practices, the design of its website, services, features, or its privacy policy. In particular, the success of its business has been, and WISeKey expects will continue to be, driven by its ability to responsibly use the personal data that its customers share with WISeKey.

Accordingly, WISeKey’s business could be harmed by any significant change to applicable laws, regulations, or industry practices regarding the use of its customers’ personal data, for example regarding the manner in which disclosures are made and how the express or implied consent of customers for the use of personal data is obtained. Such changes may require WISeKey to modify its services and features, possibly in a material manner, and may limit its ability to develop new services and features that make use of the data that its customers voluntarily share with WISeKey. In addition, some of its developers or other partners, such as those that help WISeKey measure the effectiveness of advertisements, may receive or store information provided by it or by its customers through mobile or web applications integrated with its services. WISeKey provides limited information to such third parties based on the scope of services provided to it. However, if these third parties or developers fail to adopt or adhere to adequate data security practices, or in the event of a breach of their networks, WISeKey’s data or its customers’ data may be improperly accessed, used, or disclosed.

Interruptions, delays or discontinuations in service arising from WISeKey’s own systems or from third parties could impair the delivery of its services and harm its business.

WISeKey relies on systems housed in its own facilities and upon third parties, including bandwidth providers and third-party “cloud” data storage services, to enable its customers to receive its content in a dependable, timely, and efficient manner. WISeKey has experienced and may in the future experience periodic service interruptions and delays involving its own systems and those of third parties that WISeKey works with. Both WISeKey’s own facilities and those of third parties are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They also are subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, technical, and cybersecurity measures, terrorist acts, natural disasters, human error, the financial insolvency of third parties that it works with, and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in WISeKey’s services and to unauthorized access to, or alteration of, the content and data contained on its systems and that these third parties store and deliver on its behalf.

Any disruption in the services provided by these third parties could materially adversely impact WISeKey’s business reputation, customer relations, and operating results. Upon expiration or termination of any of its agreements with third parties, WISeKey may not be able to replace the services provided to WISeKey in a timely manner or on terms and conditions, including service levels and cost, that are favorable to it, and a transition from one third party to another could subject WISeKey to operational delays and inefficiencies until the transition is complete.

The cryptographic rootkeys used by WISeKey are owned by the Organisation Internationale pour la Sécurité des Transactions Electroniques (“OISTE”). OISTE has granted WISeKey a renewable 10-year license to exclusively use the cryptographic rootkey. A termination of the license agreement would present a threat to WISeKey’s existing business model.

The cryptographic rootkeys used by WISeKey are owned by OISTE acting as a trusted third party and not-for-profit entity in charge of ensuring that the Root of Trust (the “RoT”) remains neutral and trusted. The name of the RoT is OISTE/WISeKey, as shown in all major current browsers that embed the rootkey. Two members of the foundation board of OISTE are also WISeKey board members. Members of the foundation board of OISTE are appointed by a policy authorizing authority, whose members are international organizations, governments and large corporations that use the OISTE/WISeKey RoT. OISTE has granted WISeKey a 10-year license to exclusively use the cryptographic rootkey and develop technologies and processes based on OISTE’s trust model. The current term of the license agreement shall renew on December 31, 2028 and shall be automatically extended for successive 10 year terms unless terminated by written notice by either party at least 2 years prior to the end of the then-current term or unless terminated for breach or bankruptcy.

WISeKey’s business model consists in promoting trust and security, and it depends on trust in its brand. Negative media coverage could adversely affect its brand and any failure to maintain, protect, and enhance WISeKey’s brand would hurt its ability to retain or expand its customer base.

Maintaining, protecting, and enhancing WISeKey’s brand is critical to expanding its customer base, and will depend largely on its ability to continue to develop and provide top-level security. If WISeKey does not successfully maintain its brand, its business could be harmed.

WISeKey’s brand may be impaired by a number of other factors, including a failure to protect the cryptographic keys, data and software of end customers, any failure to keep pace with technological advances on its platform or with its services, a failure to protect its intellectual property rights, or any alleged violations of law, regulations, or public policy. Further, if WISeKey’s partners fail to maintain high standards in the supply chain, or if WISeKey partners with supply chain partners that its customers reject, the strength of its brand could be adversely affected.

WISeKey has not historically been required to spend considerable resources to establish and maintain its brand. However, if it is unable to maintain the growth rate in its customer base, it may be required to expend greater resources on advertising, marketing, and other brand-building efforts to preserve and enhance brand awareness, which would adversely affect operating results and may not be effective.

WISeKey’s CEO and CFO manage multiple, publicly traded companies and the requirements of managing multiple public companies may strain their resources.

WISeKey’s CEO and CFO currently hold the same management positions at SEALSQ and, for its CEO, at WISeSat; SEALSQ is a publicly traded company, and WISeSat will become a publicly traded company if the proposed business combination with Columbus Acquisition Corp., a publicly traded special purpose acquisition company (“SPAC”), relating to the proposed public listing of WISeSat is completed. SEALSQ is, and WISeSat would as a publicly traded company be, required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements may divert their attention from other business concerns of WISeKey, which could have a material adverse effect on its business, financial condition and results of operations.

Obligations associated with being a public company require significant resources and management attention.

WISeKey is subject to the reporting requirements of the Securities Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act. Section 404 of Sarbanes-Oxley requires that WISeKey evaluates and determines the effectiveness of its internal control over financial reporting.

WISeKey works with its legal, accounting and financial advisors to identify any areas in which changes should be made to its financial and management control systems to manage its growth and its obligations as a public company. WISeKey evaluates areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. WISeKey will make changes in any of these and other areas, including its internal control over financial reporting, which it believes are necessary. However, these and other measures WISeKey may take may not be sufficient to allow WISeKey to satisfy its obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies do create additional costs for it and require the time and attention of management. WISeKey’s limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing business strategy. WISeKey may not be able to predict or estimate the amount of the additional costs it may incur, the timing of such costs or the degree of impact that its management’s attention to these matters will have on its business.

WISeKey depends on highly skilled key personnel to operate its business, and if it is unable to attract, retain, and motivate qualified personnel, its ability to develop and successfully grow its business could be harmed.

WISeKey believes that its future success is highly dependent on the talents and contributions of senior management, including Carlos Moreira, founder and Chief Executive Officer of WISeKey, members of its executive team, and other key employees, such as key engineering, finance, research and development, marketing, and sales personnel. WISeKey’s future success depends on its continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees and senior management. All of WISeKey’s employees, including senior management, are free to terminate their employment relationship with WISeKey at any time, and their knowledge of its business and industry may be difficult to replace.

Furthermore, WISeKey’s performance depends on favorable labor relations with its employees and compliance with labor laws in the countries where WISeKey has employees and plans to hire new employees. Any deterioration of current relations or increase in labor costs due to its compliance with labor laws could adversely affect its business.

Qualified individuals are in high demand, particularly in the digital industry, and WISeKey may incur significant costs to attract them. If WISeKey is unable to attract and retain its senior management and key employees, it may not be able to achieve its strategic objectives, and its business could be harmed. In addition, WISeKey believes that senior management has developed highly successful and effective working relationships. WISeKey cannot ensure that it will be able to retain the services of any members of its senior management or other key employees. If one or more of these individuals leave, it may not be able to fully integrate new senior management or replicate the current dynamic, and working relationships that have developed among its senior management and other key personnel, and its operations could suffer.

WISeKey is currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine, the Israel-Hamas war, and the hostilities among Iran, the United States, and Israel. WISeKey’s business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from their conflict, or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine.

In February 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. WISeKey is continuing to monitor the situation in Ukraine and globally and assessing its potential impact on its business. Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, the European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication, or SWIFT, payment system, expansive ban on imports and exports of products to and from Russia and ban on exportation of U.S. denominated bank notes to Russia or persons located there. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Additionally, on October 7, 2023, Hamas, a U.S. designated terrorist organization, launched a series of coordinated attacks from the Gaza Strip onto Israel. On October 8, 2023, Israel formally declared war on Hamas, and the armed conflict is ongoing as of the date of this filing.

On February 28, 2026, the U.S. and Israel launched coordinated strikes against Iran. In response, Iran conducted retaliation attacks that expanded the conflict beyond just Iran and Israel and has threatened some commercial routes, especially traffic through the Strait of Hormuz, raising concerns about broader regional instability in the Middle East. These tensions include military posturing, proxy conflicts, and the potential for direct confrontation, which could lead to disruptions in global energy markets, supply chains, and international trade. Any escalation of hostilities could have far-reaching implications for global economic stability and capital markets.

Although WISeKey’s operations have not experienced material and adverse impact on supply chain, cybersecurity or other aspects of its business from the ongoing conflict between Russia and Ukraine, from the war between Israel and Hamas, or from tensions between Iran, the United States, and Israel, nor from any associated event such as the Red Sea shipping crisis, there is no assurance that such conflicts and events would not develop or escalate in a way that could materially and adversely affect WISeKey’s business, financial condition, and results of operations in the future.

WISeKey’s business could suffer as a result of tariffs and trade sanctions or similar actions.

The imposition by the U.S. government of trade measures, including tariffs, sanctions or other restrictions on goods exported from, or imported into, the United States, or countermeasures imposed in response to such U.S. government trade measures, could adversely affect global economic conditions, WISeKey’s operations or its ability to sell its products globally, which could adversely affect its operating results and financial condition. The U.S. tariff environment remains highly volatile and uncertain. On January 14, 2026, following the completion of a Section 232 national security investigation, the U.S. President signed a proclamation imposing a 25% ad valorem tariff on certain advanced computing semiconductors and their derivative products, effective January 15, 2026, with certain exemptions. On February 20, 2026, the U.S. Supreme Court held that the International Emergency Economic Powers Act (“IEEPA”) does not authorize the President to impose tariffs, striking down the sweeping tariffs previously imposed under IEEPA on imports from China, Canada, Mexico, and most other trading partners. In response, President Trump immediately imposed replacement tariffs under Section 122 of the Trade Act of 1974, initially at a rate of 10% and subsequently increased to 15%, on a global basis effective February 24, 2026. While a significant portion of WISeKey’s current supply chain does not directly import products to the U.S. because WISeKey supplies to contract manufacturers located outside the U.S. However, the tariffs on imports of semiconductor chips, or products containing semiconductor chips could impact the contract manufacturers and the entire semiconductor supply chain when finished goods are delivered to end-customers into the U.S.. End customers may seek to restructure their supply chains to areas or countries unaffected by tariffs, or may demand that the semiconductor supply chain absorb the added costs, which would reduce WISeKey’s revenue and gross profit. The ongoing legal uncertainty surrounding U.S. presidential tariff authority and potential Congressional action to extend or codify tariffs, create significant unpredictability for WISeKey’s business planning and operations. Escalations in trade measures may directly impair WISeKey’s business by increasing trade-related costs or disrupting established supply chains and may indirectly impair its business by causing a negative effect on global economic conditions and financial markets. In addition, de-escalation of trade measures, or selected exemptions from trade measures, may not result in an immediate increase in WISeKey’s business activity. The ultimate impact of the evolving trade measures is uncertain and may be affected by various factors, including the outcome of pending and future legal challenges to tariff authority, whether and when broader tariffs are implemented, Congressional action on tariff extensions, and any retaliatory countermeasures imposed by other countries.

Additional changes or threatened changes in U.S. trade measures have affected and may continue to affect trade involving many countries, including Mexico, Canada, Taiwan, the People’s Republic of China, the United Kingdom, South Korea, Japan, and the member countries of the European Union. The U.S. Supreme Court’s ruling that IEEPA does not authorize tariffs has created substantial uncertainty regarding existing trade agreements negotiated under the prior tariff regime. On January 15, 2026, the United States and Taiwan signed a trade agreement that provides preferential tariff treatment for Taiwanese semiconductor companies investing in U.S. manufacturing capacity, which may affect competitive dynamics in the semiconductor industry. Any trade measure against Taiwan, which is a major hub for global semiconductor manufacturing, may specifically target imports of semiconductor products, which, if imposed, could seriously and negatively affect WISeKey’s business and the U.S. economy overall. Countries that do not reach satisfactory agreements may face the imposition of broader tariffs on semiconductors and derivative products. The materials subject to these trade measures may impact the cost or availability of raw materials used by WISeKey’s suppliers or in its customers’ products. WISeKey cannot predict the evolving trade policies, but the imposition of trade measures by the U.S. on a broader range of imports, or further retaliatory trade measures taken in response to additional U.S. trade measures, could increase costs in its supply chain or reduce demand for WISeKey’s customers’ products, either of which could adversely affect its results of operations. Any increase in trade-related costs associated with such measures may impair the profitability of international production, may strain WISeKey’s suppliers’ ability to reliably provide inputs necessary to produce these items, and may otherwise affect its partners’ abilities to provide its products at previously contracted prices. WISeKey’s business and financial results could be negatively affected as a result.

WISeKey faces many risks associated with its international expansion, including geopolitical tensions, trade barriers, payment delays and currency failures.

WISeKey is continuing to expand its operations into additional international markets. The expansion into international markets may cause difficulties because of distance, as well as language and cultural differences. Other risks related to international operations include fluctuations in currency exchange rates, difficulties arising from staffing and managing foreign operations, legal and regulatory requirements of different countries, and overlapping or differing tax laws. Management cannot assure that it will be able to market and operate its services successfully in foreign markets, select appropriate markets to enter, open new offices efficiently or manage new offices profitably.

Offering WISeKey’s services in a new geographical area also poses geopolitical risks. For example, export and import of cryptographic technologies is subject to sanctions, and national import and export restrictions. Changes in these restrictions due to geopolitical tensions may significantly harm its business.

As a result of these obstacles, WISeKey may find it impossible or prohibitively expensive to enter additional markets, or its entry into foreign markets could be delayed, which could hinder its ability to grow its business.

Business practices in the global markets that WISeKey serves may differ and may require WISeKey to include non-standard terms in customer contracts, such as extended payment or warranty terms. To the extent that it enters into customer contracts that include non-standard terms related to payment, warranties or performance obligations, its results of operations may be adversely impacted.

Additionally, WISeKey’s global sales and operations are subject to a number of risks, including the following:

●	difficulty in enforcing contracts and managing collections, as well as long collection periods;
●	costs of doing business globally, including costs incurred in maintaining office space, securing adequate staffing and localizing WISeKey’s contracts;
●	management communication and integration problems resulting from cultural and geographic dispersion;
●	risk of unexpected changes in regulatory practices, tariffs, tax laws and treaties;
●	compliance with anti-bribery laws;
●	heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results, and give rise to restatements of, or irregularities in, financial statements;
●	social, economic and political instability, terrorist attacks and security concerns in general;

●	reduced or uncertain protection of intellectual property rights in some countries; and
●	potentially adverse tax consequences.

These factors could harm WISeKey’s ability to generate future global revenues and, consequently, materially impact its business, results of operations and financial condition.

WISeKey’s use of artificial intelligence may adversely affect its business operations, products, or financial results, and expose it to evolving legal, regulatory, technological, and operational risks.

WISeKey utilizes artificial intelligence (“AI”) technologies in several aspects of its business, including the development and enhancement of its software services, and the protection of its products against advanced cyberattacks. AI is also a core component of WISeKey’s strategic initiatives, including the development of AI identity frameworks and the integration of AI capabilities into its existing software platforms and services, post-quantum secure semiconductors and RISC-V-based platforms.

While AI offers potential benefits in product innovation, design efficiency, and security enhancement, its use of AI exposes WISeKey to a wide range of risks, many of which are difficult to predict given the rapid pace of AI technological advancements and the limited historical experience with AI deployments in semiconductor design and security-critical applications. There can be no assurance that WISeKey’s AI-enabled products and services will achieve the desired performance improvements, security benefits, or cost efficiencies. In some cases, AI implementation may introduce new design flaws, security vulnerabilities, or operational inefficiencies that could adversely affect product functionality, customer trust, or market acceptance.

Utilizing AI may expose WISeKey to additional intellectual property, cybersecurity, operational, and technological risks, as the technologies underlying AI and its use are subject to a variety of laws, including intellectual property, privacy, and consumer protection. WISeKey is also subject to increasing legal, regulatory, and ethical scrutiny regarding its use of AI. In particular, the SEC and other global regulatory bodies are actively reviewing corporate disclosures and governance practices related to AI usage. New or expanded laws, regulations, and industry standards governing AI transparency, accountability, explainability, ethical use, bias prevention, privacy, or security could impose additional compliance obligations on WISeKey. Such obligations could require WISeKey to modify, restrict, or discontinue certain AI-enabled functionalities, leading to increased development costs, reduced product performance, or delays in product releases.

Furthermore, shifting public perception and heightened regulatory focus on the ethical implications of AI, particularly in relation to AI-assisted cybersecurity, government surveillance, and supply chain security, could negatively affect demand for WISeKey’s products, limit the markets in which WISeKey can operate, or expose it to reputational harm.

The technologies underlying AI are inherently complex, rapidly evolving, and subject to a high degree of uncertainty. As a result, WISeKey cannot predict all of the legal, regulatory, operational, technological, or ethical risks associated with the use of AI in its products and operations. If WISeKey is unable to effectively manage AI-related risks, its business, reputation, financial condition, and results of operations could be materially and adversely affected.

SEALSQ’s strategic initiatives relating to embedded security and post-quantum cryptography as foundational pillars of “Physical AI” may not achieve market acceptance or technological viability and are subject to significant risks and uncertainties.

Physical AI refers to artificial intelligence systems that interact with and operate in the physical world, such as robotics, autonomous vehicles, and AI-enabled connected devices. SEALSQ technology is particularly relevant to secure Physical AI, and is targeting this market as potential of growth. Accordingly, SEALSQ has started discussion with robotics providers and technology providers who are already present on this market, in order to use them as channels. The successful execution of this strategy depends on SEALSQ’s ability to develop and commercialize secure semiconductors, RISC-V-based platforms, and post-quantum cryptographic solutions capable of being deployed at scale in connected and AI-enabled devices. These technologies are complex and may require significant additional development, validation, and certification, particularly as post-quantum standards continue to evolve and implementation in constrained hardware environments may create performance, integration, or cost challenges. SEALSQ’s execution also depends on third-party foundries, supply chain partners, and broader ecosystem adoption, which are outside its control. If SEALSQ is unable to deliver commercially viable products on expected timelines, or if market adoption develops more slowly than anticipated, its, and as a result WISeKey’s, business, reputation, and results of operations could be materially and adversely affected.

Integration of IC’Alps into SEALSQ’s business may be unsuccessful or may not generate the anticipated synergies, operational efficiencies, or financial benefits, which could materially and adversely affect SEALSQ’s, and as a result WISeKey’s, business, results of operations, and cash flows.

Successfully integrating IC’Alps requires the consolidation of engineering teams and leadership, alignment of product roadmaps, harmonization of processes and internal controls, integration of IT systems, migration to SEALSQ’s quality, security, and certification frameworks, and coordination of sales, pricing, and contract terms. If SEALSQ is unable to integrate these functions effectively, on schedule, and within budget, it may fail to realize expected cost savings, revenue synergies, design-win acceleration, or margin improvements, and SEALSQ’s operating expenses could increase without a corresponding growth in revenue.

Realizing anticipated commercial benefits depends on SEALSQ’s ability to cross-sell and co-develop offerings that combine IC’Alps’ ASIC services with its security IP, secure elements, and trust services. Customers may not adopt combined solutions at the pace or volumes SEALSQ expects, may require additional custom features, or may prefer incumbent providers. Differences in business models and revenue recognition, heightened execution risks, project scope changes, cost overruns, yield shortfalls, schedule slippage, or acceptance delays could reduce or defer revenue, compress margins, and increase working capital needs. In addition, any failure to meet performance, confidentiality, IP ownership, or delivery commitments under IC’Alps contracts could expose SEALSQ to liquidated damages, penalties, or indemnity claims and damage its reputation.

Integration also introduces operational, legal, and compliance risks, including with respect to cybersecurity and data protection, export controls and technology transfer, contractual assignment and change-of-control consents, maintenance of effective disclosure controls and procedures, and internal control over financial reporting across a larger and more complex organization.

If SEALSQ is unable to successfully integrate IC’Alps and achieve the expected benefits in the time frames anticipated, or at all, its revenue, margins, and cash flows could be significantly below SEALSQ’s expectations, and its competitive position could be harmed.

SEALSQ’s QSOC initiative depends exclusively on WISeSat for orbital capacity and related operational services, and any failure to finalize acceptable arrangements with WISeSat or obtain the contemplated capacity and services could materially delay or impair SEALSQ’s ability to develop, test, validate, and commercialize QSOC.

SEALSQ’s QSOC initiative currently depends exclusively on WISeSat as the provider of the orbital capacity and related operational services contemplated by the parties. If SEALSQ is unable to finalize the contemplated arrangements with WISeSat on acceptable terms, if WISeSat is unable or unwilling to provide the contemplated capacity and services, if the service specifications are not agreed, or if the arrangement does not evolve into a commercially viable service offering within the expected timeframe, SEALSQ’s ability to develop, test, validate and commercialize QSOC may be materially delayed or impaired.

Assertions by third parties of infringement or other violations by WISeKey of its intellectual property rights could harm its business, operating results, and financial condition.

Third parties may assert that WISeKey has infringed, misappropriated, or otherwise violated their copyrights, patents, and other intellectual property rights, and, as it faces increasing competition, the possibility of intellectual property rights claims against WISeKey grows.

WISeKey’s ability to provide its services is dependent upon its ability to license intellectual property rights, including to semiconductor designs. Various laws and regulations govern the copyright and other intellectual property rights associated with semiconductor design and cryptographic algorithms. Existing laws and regulations are evolving and subject to different interpretations, and various legislative or regulatory bodies may expand current or enact new laws or regulations. Although WISeKey expends significant resources to seek to comply with the statutory, regulatory, and judicial frameworks by, for example, entering into license agreements, it cannot assure you that it is not infringing or violating any third-party intellectual property rights, or that WISeKey will not do so in the future.

Moreover, for its semiconductor solutions, SEALSQ relies on multiple hardware designers, and firmware and software programmers to design its proprietary technologies. Although it make every effort to prevent the incorporation of licenses that would require SEALSQ to disclose code and/or innovations in its products, SEALSQ does not exercise complete control over the development efforts of its developers, and it cannot be certain that its developers have not used designs or software that is subject to such licenses or that they will not do so in the future. In the event that portions of its proprietary technology are determined to be subject to licenses that require SEALSQ to publicly release the affected portions of its semiconductor design and source code, re-engineer a portion of its technologies, or otherwise be limited in the licensing of its technologies, SEALSQ may be forced to do so, each of which could materially harm its, and as a result WISeKey’s, business, operating results, and financial condition.

WISeSat is in an early stage of commercial deployment, and may not achieve its planned growth, profitability, or scale.

WISeSat is building a low-earth-orbit (“LEO”) satellite constellation and offering satellite-enabled device to device (“D2D”) connectivity and related security services. The business model is dependent on scaling deployments, expanding coverage, and driving recurring SaaS-based adoption by D2D clients. As an early-stage constellation operator with limited operating history at full commercial scale, WISeSat has generated nominal revenues to date and has a history of net losses. WISeSat may not successfully execute its business plan, achieve expected adoption rates, or reach sustainable profitability. Any failure to scale operations, delay in commercialization, or inability to convert pilot projects into long-term contracts could materially adversely affect WISeSat’s and WISeKey’s results and prospects.

Costs of the design, assembly, integration, testing and launch of satellites and related components and ground infrastructure, as well as operating costs, are substantial. There can be no assurance that WISeSat will complete related infrastructure, products and services on a timely basis, on budget or at all. Design, assembly and launch of satellite systems are highly complex and historically have been subject to frequent delays and cost over-runs. Building a LEO satellite constellation, which is utilizing new technology, may continue to suffer from delays, interruptions or increased costs due to many factors, some of which may be beyond its control, including:

●	the failure of the services that WISeSat provided to work as expected as a result of technological or manufacturing and assembling difficulties, design issues or other unforeseen matters;
●	lower than anticipated demand and acceptance for WISeSat’s satellite services in general;
●	engineering and/or manufacturing performance failing or falling below expected levels of output or efficiency;
●	denial or delays in receipt of regulatory approvals or non-compliance with conditions imposed by regulatory authorities;
●	the breakdown or failure of equipment or systems;
●	the inability to reach commercially viable agreements with launch providers that can accommodate the technical specifications of WISeSat’s satellites, proposed orbits and resulting satellite coverage, and proposed launch timing;
●	launch costs which may exceed its estimates;
●	non-performance by third-party contractors or suppliers;
●	the inability to develop or license necessary technology on commercially reasonable terms or at all;
●	launch delays or failures or deployment failures or in-orbit satellite failures once launched;
●	the inability to reach commercially viable cooperative agreements to license spectrum;
●	labor disputes or disruptions in labor productivity or the unavailability of skilled labor;
●	increases in the costs of materials or services, including due to inflation;
●	changes in project scope;

●	increased competition including competitors that may have more resources than WISeSat and WISeKey have;
●	additional requirements imposed by changes in laws or regulations;
●	geopolitical events, such as the outbreak of war or hostilities, as well as related sanctions and other trade restrictions;
●	pandemics, epidemics or other global public health events; or
●	severe weather or catastrophic events such as fires, earthquakes, storms (including space storms and adverse weather in space) or explosions.

If any of the above events occur, it could have a material adverse effect on WISeSat’s ability to continue to build the LEO satellite constellation and related infrastructure, products and services, which would materially adversely affect WISeSat’s and WISeKey’s business, financial condition and results of operations.

WISeKey and WISeSat may incur significant expenses and capital expenditures in the future to execute WISeSat’s business plan of deployment of a large satellite constellation, and WISeSat may be unable to adequately forecast or control its expenses.

WISeSat plans to deploy a substantial number of additional satellites over the next several years. The development, manufacturing, launch, insurance and operation of LEO satellites and associated ground segment require significant capital expenditures, including but not limited to:

●	design, develop, assemble and launch WISeSat’s satellites;
●	design and develop the components of the WISeSat’s services;
●	acquire and maintain WISeSat’s long-term access to up to lower mid-band spectrum;
●	conduct research and development;
●	purchase raw materials and components;
●	launch and test WISeSat’s systems;
●	expand the design, development, production, maintenance and repair capabilities;
●	protect WISeSat’s intellectual property rights; and
●	increase WISeSat’s general and administrative functions to support WISeSat’s growing operations.

The funding required to complete the constellation and maintain service continuity may exceed current expectations. WISeSat may require additional equity or debt financing, which may not be available on favorable terms, or at all. If WISeSat is unable to raise sufficient capital when needed, it may have to delay deployments, reduce planned functionality, forego market opportunities, or curtail operations. If WISeSat is unable to efficiently design, assemble, launch and service its satellites or experience significant delays during such development, its potential margins, potential profitability and prospects could be materially and adversely affected.

WISeSat’s ability to successfully implement its business plan will depend on a number of factors outside of its control.

The success of WISeSat’s business plan is dependent on a number of factors outside of its control, including:

●	the ability to maintain the functionality, capacity and control of the satellite network once launched;
●	the ability to access the appropriate spectrum on suitable terms to WISeSat;
●	the level of market acceptance and demand for its products and services and their end-user customers;

●	the ability to introduce products and services that satisfy market demand;
●	the ability to comply with all applicable regulatory requirements in the countries in which WISeSat plans to operate;
●	the effectiveness of competitors in developing and offering similar services and products;
●	the ability to find third parties to successfully launch WISeSat’s satellites; and
●	the ability to maintain competitive prices for WISeSat’s products and services and to control its expenses.

Also, if the experience of WISeSat’s end-users is not reasonably equivalent to the experience they have using a terrestrial network, WISeSat may not achieve widespread consumer acceptance.

WISeSat is highly dependent on retaining key employees and hire qualified management, technical and engineering personnel.

WISeSat’s success also depends, in part, on its continuing ability to identify, hire, attract, train and develop highly qualified personnel, in particular engineers. Executing and operating a secure LEO D2D constellation requires highly specialized expertise in satellite engineering, telecom, cybersecurity, cryptography, cloud platforms, and regulatory compliance. Competition for such personnel is intense. WISeSat may not be able to attract, assimilate, develop or retain qualified personnel in the future, and its failure to do so could adversely affect its business, including the execution of its business strategy. Any failure by its management team and its employees to perform as expected may have a material adverse effect on WISeSat’s and WISeKey’s business, prospects, financial condition and operating results.

Rapid and significant technological changes could render WISeSat’s services obsolete and impair its ability to compete.

The satellite communications industry is subject to rapid advances and innovations in technology. WISeSat may face competition in the future from companies using new technologies and new satellite systems, including competitors who may have more resources than WISeSat does. New technology could render the WISeSat’s services obsolete or less competitive by satisfying customer demand in more attractive ways or through the introduction of incompatible standards. Particular technological developments that could adversely affect the business plan may include the deployment by WISeSat’s competitors of new satellites with greater power, flexibility, efficiency or capabilities than WISeSat’s satellites, as well as continuing improvements in terrestrial wireless technologies. For WISeSat to keep pace with technological changes and remain competitive, WISeSat may need to make significant capital expenditures, including capital to design and launch new products and services. Customer acceptance of the products and services that WISeSat offers may be affected continually by technology-based differences in WISeSat’s product and service offerings compared to those of its competitors. New technologies may also be protected by patents or other intellectual property laws and therefore may not be available. Any failure to implement new technology within WISeSat’s services may compromise its ability to compete.

The WISeSat business depends on achieving operating scale and coverage density; partial deployment may limit competitiveness.

The commercial viability of satellite-enabled D2D connectivity depends on coverage frequency, latency, reliability, and cost. If the constellation is deployed more slowly than planned, or if the final constellation size is materially smaller than expected, service quality could be reduced (including fewer daily passes and higher latency), limiting customer adoption or forcing WISeSat to compete at lower margins. WISeSat’s value proposition assumes significant expansion of satellite capacity and coverage, and there can be no assurance that the planned constellation will be completed on schedule or perform as intended.

WISeSat intends to expand its operations significantly. To properly manage its growth, WISeSat will need to hire and retain additional personnel, and improve its business processes and controls. WISeSat’s future expansion will include:

●	hiring and training new personnel;
●	assembling, operating and servicing the satellite network;
●	developing new technologies;

●	controlling expenses and investments in anticipation of expanded operations; and
●	implementing and enhancing administrative infrastructure, systems and processes.

Failure to manage growth effectively could have a material adverse effect on the quality of the execution of WISeSat’s business plan, its ability to attract and retain professionals, as well as its and WISeKey’s business, financial condition and results of operations.

Also, as WISeSat introduces new services or enters into new markets, WISeSat may face new market, technological, operational, compliance and administrative risks and challenges, including risks and challenges unfamiliar to it. WISeSat may not be able to mitigate these risks and challenges to achieve its anticipated growth or successfully execute large and complex projects, which could materially adversely affect its and WISeKey’s business, prospects, financial condition and results of operations.

Customer adoption depends on proving return on investment with integration having long deployment cycles and operational risk aversion. Some of the targeted customers operate in cyclical sectors, and are sensitive to commodity prices and government budgets.

WISeSat targets regulated and mission-critical sectors, including utilities, oil and gas, logistics, smart agriculture, and defense. These customers often require extended testing, certifications, and multi-stakeholder approvals before scaling deployments, and may be conservative in adopting new satellite D2D solutions. Even where WISeSat’s technology offers compelling benefits, customers may delay rollouts or choose mixed terrestrial/satellite solutions. Slower-than-expected adoption could adversely affect revenue growth.

End-markets such as oil and gas, utilities, logistics, and defense are influenced by macroeconomic conditions, commodity price cycles, capital expenditure trends, and government appropriations. Downturns in these sectors could reduce customer spending on D2D deployments or delay renewals, and as a result effect revenue growth. In particular, public-sector defense programs may be subject to political shifts, tender delays, or cancellation.

WISeSat depends on key strategic partners, and any deterioration of these relationships could impair execution.

WISeSat’s constellation and go-to-market model depend on strategic partnerships for satellite platforms, constellation deployment, technology integration, and customer access. If key partners reduce support, fail to perform, experience financial difficulties, or pursue competing strategies, WISeSat may be unable to execute its deployment plans or meet customer expectations. Replacing such partners could be costly, time-consuming, and may not be feasible on comparable terms.

WISeSat generates a significant percentage of its revenue from certain key customers and anticipates this concentration will continue for the foreseeable future, and the loss of one or more of its key customers could negatively affect WISeSat, and as a result WISeKey’s, business and operating results.

WISeSat’s commercialization efforts are at an early stage. Historically, WISeSat focused on developing and validating its technology and deploying its technology in the initial satellites and ground infrastructure. As a result, revenue generated to date has been limited and not yet reflective of the recurring service revenues WISeSat expects to generate as it scales commercial deployments. A significant portion of WISeSat’s net revenue has historically been generated by a limited number of customers. WISeSat’s largest customer accounted for, in the aggregate, substantially all of its total revenue for the year ended December 31, 2025 and 2024. If WISeSat fails to deliver upon contracts with this customer, or develop contracts with other large customers, or if demand by these customers for its satellite communications systems decreases substantially, WISeSat’s, and as a result WISeKey’s, revenues and operating results could be materially adversely affected.

WISeSat’s customers’ continued success will depend in large part on growth within their respective markets. Demand in these markets fluctuates significantly, driven by the development of new technologies and prevailing economic conditions. Factors affecting these markets could seriously harm its customers and, as a result, harm WISeSat and WISeKey, including:

●	the effects of catastrophic and other disruptive events at its customers’ operational sites or targeted markets including, but not limited to, natural disasters, telecommunications failures, geopolitical instability caused by international conflict, including Russia’s invasion of Ukraine, cyber-attacks, terrorist attacks, pandemics, epidemics or other outbreaks of infectious disease, breaches of security or loss of critical data;
●	increased costs associated with potential disruptions to WISeSat or WISeSat’s customers’ supply chain and other manufacturing and production operations;

●	the deterioration of WISeSat’s customers’ financial condition;
●	delays and project cancellations as a result of design flaws in the communications systems developed by WISeSat or its customers;
●	the inability of WISeSat’s customers to dedicate the resources necessary to promote and commercialize their products;
●	the inability of WISeSat’s customers to adapt to changing technological demands resulting in their products becoming obsolete; and
●	the failure of WISeSat’s satellite communications systems or WISeSat’s customers’ products to achieve market success and gain market acceptance.

Any slowdown or a disruption in the growth of these markets could adversely affect WISeSat’s, and as a result WISeKey’s, financial condition and results of operations.

Competition in satellite-enabled D2D and LEO connectivity is intense and may reduce WISeSat’s market share or margins.

The satellite-D2D and LEO connectivity markets are rapidly evolving, with competition from established satellite operators, emerging LEO constellations, terrestrial LPWAN providers expanding into hybrid offerings, and new entrants with significant financial resources. The term “LPWAN” refers to a low-power, wide-area network which is a type of wireless telecommunication wide area network designed to allow long-range communication, and is a general term used for low power, wide area communications technologies. WISeSat may face increased competition from new competitors, new technologies or new equipment, including new LEO constellations and expansion of existing geostationary satellite systems, new technology that could eliminate the need for a satellite system or redeployment of existing technologies to serve the direct to cellular handset market. Satellite service providers or others that rely on satellites for their business purposes and end markets, including WISeSat, face a challenging industry as evidenced by the past bankruptcies of OneWeb. The provision of satellite-based services and products is subject to downward price pressure when capacity exceeds demand. Competitors may offer greater coverage, lower prices, higher bandwidth, or more established ecosystems.

In addition to satellite-based competitors, terrestrial voice and data service providers, both wireline and wireless, could further expand into rural and remote areas and provide the same general types of services and products that WISeSat intends to provide. Although satellite communications services and terrestrial communications services are not perfect substitutes, the two compete in some markets and for some services and this competition could increase if WISeSat’s services prove successful. Consumers generally perceive terrestrial wireless voice communication products and services as less expensive and more convenient than those that are satellite-based. Competitive pressure may force WISeSat to reduce prices, increase customer incentives, or accelerate research and development, or R&D, spending, which could reduce margins and delay profitability.

Dependence on a SaaS-style recurring revenue model creates sensitivity to churn, pricing pressure, and long sales cycles.

WISeSat intends to provide secure D2D connectivity and services in a SaaS model. This model is exposed to risks of customer churn, contract non-renewal, usage-based revenue volatility, and downward pricing pressure as satellite-enabled D2D becomes more competitive. Customers in industrial verticals often have long procurement cycles, require extensive technical validation, and may delay full roll-outs after pilots. Failure to maintain adequate renewal rates or to convert trials into multi-year subscriptions could materially adversely affect revenue and predictability.

System performance, including latency and interoperability, may not meet customer requirements.

WISeSat’s offering is designed to provide low-latency, interoperable LPWAN satellite connectivity using technologies such as LoRa and NB-IoT, integrated with end-to-end trust and security services. Actual performance may differ from expectations due to constellation density, ground segment limitations, spectrum constraints, atmospheric/space conditions, or integration challenges. If latency, throughput, device-to-satellite access frequency or interoperability with customer devices and platforms is inferior to competing solutions or fails to meet mission-critical requirements, customers may not adopt or may discontinue WISeSat’s services.

If WISeSat’s suppliers terminate their relationships with them, fail to provide equipment or services on a timely basis, or fail to meet performance expectations, WISeSat may be unable to launch satellites in a timely manner or provide products or services to customers in a competitive manner, which could in turn negatively affect its, and WISeKey’s, financial results and reputation.

WISeSat may not be able to launch satellites, or operate satellites after launch, successfully.

The manufacture, testing, launch, deployment and operation of satellites involve significant technical risk. Satellites may fail to reach orbit, deploy correctly, or operate as designed. Launch opportunities may be delayed or canceled for reasons outside WISeSat’s control, including launch provider failures, geopolitical constraints, supply chain disruptions or adverse space weather. Any major delay or failure could reduce coverage, impair customer service, require costly replacements, or delay revenue generation.

WISeSat relies on third-party partners for launch services and may rely on third-party ground stations or related infrastructure. These partners may experience scheduling constraints, technical failures, financial distress, or strategic shifts away from supporting WISeSat. WISeSat may have limited ability to secure alternative providers quickly or at comparable costs. Any disruption in launch or ground segment services could adversely affect constellation availability and planned deployment timelines. WISeSat may not be able to operate its satellites successfully due to mechanical deployment failures after launch or problems occurring during the deployment once in space. In addition, WISeSat may not achieve the desired altitudes to operate its satellites, which could result in a failure of its satellites to operate as planned.

The satellites used by WISeSat may experience operational problems, which could affect its ability to provide an acceptable level of service to the end-user customers.

WISeSat’s satellite-enabled D2D connectivity and related security services may experience intermittent signal disruptions, dropped connections, call initiation failures or data transmission disruptions. If the magnitude or frequency of such problems occur repeatedly, WISeSat may no longer be able to provide a commercially acceptable level of services to the end-user customers, its business and financial results and reputation would be harmed and its ability to pursue its business plan would be compromised.

From time to time, WISeSat may reposition its satellites within the constellation to optimize service, which could result in degraded service during the repositioning period. Although WISeSat will have some ability to remedy some types of problems affecting the performance of satellites remotely from the ground, the physical repair of its satellites in space is not currently feasible.

The satellites used by WISeSat could fail to perform or could perform at reduced levels of service because of technological malfunctions or deficiencies, regulatory compliance issues, or events outside of its control, which would harm its business and reputation.

The satellites used by WISeSat are subject to the risks inherent in a global, complex telecommunications system employing advanced technology and regulated internationally. Any disruption to its satellites, services, information systems or telecommunications infrastructure, or regulatory compliance issues, could result in the inability or reduced ability of end-user customers to receive services for an indeterminate period of time. These customers may include government agencies conducting mission-critical work throughout the world, as well as consumers and businesses located in remote areas of the world and operating under harsh environmental conditions where traditional telecommunications services may not be readily available. Any disruption to WISeSat’s services or extended periods of reduced levels of service could cause WISeSat to lose customers or revenue, result in delays or cancellations of future implementations of its products and services, result in failure to attract customers, or result in litigation, customer service or repair work that would involve substantial costs and distract management from operating its business. The failure of any of the diverse elements of WISeSat’s services, including its satellites, to function as required could render WISeSat’s services unable to perform at the quality and capacity levels required for success. Any system failures, repeated product failures or shortened product life, or extended reduced levels of service could reduce its expected sales, increase costs, or result in warranty or liability claims or litigation, and harm its business.

Customers in infrastructure, defense, logistics and safety-critical environments may seek contractual remedies or damages for service interruptions, device failures, inaccurate telemetry, or security incidents. Even if liability is contractually limited, disputes or claims could be costly, damage relationships, or deter new customers. Satellite failures or systemic security incidents could amplify exposure.

The satellites used by WISeSat have a limited life and may fail prematurely, which could cause its network to be compromised and materially and adversely affect its business, prospects and potential profitability.

WISeSat may experience in-orbit malfunctions of its satellites once launched, which could adversely affect the reliability of their service or result in total failure of the satellite. In-orbit failure of a satellite may result from various causes, including component failure, loss of power or fuel, inability to control positioning of the satellite, solar or other astronomical events, including solar radiation, wind and flares, and space debris. Other factors that could affect the useful lives of its satellites include the quality of construction, gradual degradation of solar panels and the durability of components. Radiation-induced failure of satellite components may result in damage to, or loss of, a satellite before the end of its expected life. Although WISeSat would not incur any direct cash costs related to the failure of a satellite, if a satellite fails, WISeSat would expect to record an impairment charge in its statement of operations to reduce the remaining net book value of that satellite to zero, and any such impairment charges could reduce its net income for the period in which the failure occurs.

Space-based blockchain and digital-asset initiatives may not mature into viable commercial products and could attract legal and reputational risk.

WISeSat is pursuing initiatives involving blockchain nodes operated from space and proof-of-concept demonstrations related to digital asset transactions. These activities are novel, technically complex and commercially unproven. They may require substantial ongoing investment and may not generate meaningful revenue. Additionally, blockchain and digital-asset activities are subject to uncertain and rapidly evolving regulations and public scrutiny. Any failure to comply with applicable laws or adverse market perception could expose WISeSat to regulatory enforcement, reputational damage, or customer resistance.

Space debris and collision risks could damage satellites and reduce constellation capacity.

LEO operations face increasing risks from space debris and congestion. Collisions or near-miss events can impair or destroy satellites, generate additional debris, and require collision-avoidance maneuvers that reduce service capacity. Although WISeSat complies with, and expect to continue to comply with, best practices and international orbital debris mitigation requirements to actively maneuver its satellites to avoid potential collisions with space debris or other spacecraft, including an onboard propulsion system and altitude and orbit control system, these abilities are limited by uncertainties and inaccuracies in the projected orbit location of, and predicted collisions with, debris objects tracked and cataloged by governments or other entities. Regulatory requirements regarding debris mitigation and end-of-life disposal may increase compliance costs. If collision risks materially affect WISeSat’s satellites, WISeSat may face reduced coverage and significant replacement costs.

WISeKey’s incorporation of its subsidiary, SEALCOIN AG, may not result in expected benefits and could adversely affect WISeKey’s business, financial condition, and results of operations.

SEALCOIN AG is a majority-owned subsidiary of WISeKey. The incorporation of SEALCOIN AG was undertaken to simplify WISeKey’s organizational structure with respect to WISeKey’s activities related to the creation of the SEALCOIN platform, which is intended to enable decentralized IoT and agentic transactions and data exchanges through the hybrid QAIT token. There can be no assurance that such reorganization will achieve its intended objectives. The reorganization could be disruptive to WISeKey’s business, result in significant and unanticipated expenses, require regulatory approvals that may not be obtained on favorable terms or at all, and ultimately fail to result in the intended or expected benefits, any of which could adversely impact WISeKey’s business, financial condition, and results of operations.

The commercial success of SEALCOIN AG depends in large part on the adoption of machine-to-machine transaction infrastructure, which remains a nascent and rapidly evolving market characterized by significant uncertainty. If enterprise customers, developers, or other ecosystem participants do not adopt the SEALCOIN platform at the pace or scale anticipated by WISeKey, the expected revenues and strategic benefits of the reorganization may not materialize or may be significantly delayed. WISeKey’s ability to attract and retain participants in the SEALCOIN ecosystem will depend on a number of factors that are largely outside its control, including general market acceptance of decentralized IoT and agentic transaction models, the emergence of competing platforms or standards, and the willingness of potential customers to transition from existing systems.

The development and deployment of the SEALCOIN platform and its underlying infrastructure require significant ongoing investment in research and development, systems integration, regulatory compliance, and market education. These costs may substantially exceed WISeKey’s current expectations, and the timeline required to translate such investments into meaningful revenue may be longer than anticipated. In addition, WISeKey may be required to make further capital expenditures or operational commitments to SEALCOIN that divert resources from other areas of WISeKey’s business, which could have a material adverse effect on its financial condition and results of operations.

The SEALCOIN platform relies on the successful development and integration of multiple advanced and complex technologies, including distributed ledger systems, hardware-based identity solutions, post-quantum cryptographic protocols, and secure semiconductor components. These technologies are subject to rapid evolution, and there can be no assurance that WISeKey will be able to develop, integrate, or maintain them in a timely and cost-effective manner. Any failure or delay in the development, testing, or deployment of these technologies could impair the functionality of the SEALCOIN platform, delay its commercial launch, or render it uncompetitive relative to alternative solutions, any of which could materially and adversely affect WISeKey’s business prospects.

The SEALCOIN ecosystem also depends on third-party infrastructure and services, including, among others, the Hedera distributed ledger network and external service providers for hosting, connectivity, and related functions. WISeKey does not control the operation, governance, or continued availability of these third-party systems. Any disruption, performance degradation, security breach, change in terms of service, or adverse governance decision affecting these third parties could impair the operability of the SEALCOIN platform and adversely impact WISeKey’s ability to deliver its services. Furthermore, there can be no assurance that WISeKey’s agreements with such third parties will remain in effect on acceptable terms or that suitable alternatives would be available on a timely basis in the event of a termination or material change in any such arrangement.

Financial Risks

WISeKey has a history of losses and may not achieve profitability in the future.

WISeKey has invested substantial amounts of financial resources so far on its acquisitions, brand technology and market position. As at December 31, 2025, WISeKey had, on a consolidated level, an accumulated cumulative deficit of USD 300,479,125, compared to USD 294,407,572 as at December 31, 2024. In the past, WISeKey made significant investments in its operations which have not resulted in corresponding revenue growth and, as a result, increased losses. WISeKey expects to make significant future investments to support the further development and expansion of its business and these investments may not result in increased revenue or growth on a timely basis or at all.

WISeKey may also incur significant losses in the future for a number of reasons, including slowing demand for its products and services, increasing competition, weakness in the software and security industries generally, as well as other risks described herein, and it may encounter unforeseen expenses, difficulties, complications and delays, and other unknown factors. If WISeKey incurs losses in the future, it may not be able to reduce costs effectively because many of its costs are fixed. In addition, to the extent that WISeKey reduces variable costs to respond to losses, this may affect its ability to attract customers and grow revenues. Accordingly, WISeKey may not be able to achieve or maintain profitability and may continue to incur significant losses in the future.

WISeKey’s financial results may be affected by fluctuations in exchange rates.

Due to the broad scope of WISeKey’s international operations, a portion of its revenue and its expenses are denominated in currencies other than USD, WISeKey’s reporting currency. As a result, its business is exposed to transactional and translational currency exchange risks caused by fluctuations in exchange rates among those different currencies.

The functional currency of most of WISeKey’s operating subsidiaries is the applicable local currency. The translation from the applicable functional currencies into WISeKey’s reporting currency is performed for balance sheet accounts using exchange rates in effect at the balance sheet date, and, for the statement of operations accounts, using average exchange rates prevailing during the relevant period. Functional currency exchange rates for WISeKey’s operating subsidiaries have in the past, and may in the future, fluctuate significantly against the USD. Because WISeKey prepares its consolidated financial statements in USD, these fluctuations may have an effect both on WISeKey’s results of operations and on the reported value of its assets, liabilities, revenue and expenses as measured in USD, which in turn may significantly affect reported earnings, either positively or negatively, and the comparability of period-to-period results of operations.

In addition to currency translation risks, WISeKey is exposed to currency transaction risks. Currency transaction risk is the risk that the domestic currency value of a future foreign currency denominated cash flow (payments or receipts from a committed or uncommitted contract or credit facility) varies as a direct result of changes in exchange rates. Fluctuations in currencies may adversely impact WISeKey’s ability to compete on a global basis, and its results of operations and financial condition.

WISeKey’s operating results can vary significantly due to the impairment of goodwill and other tangible and intangible assets due to changes in the business environment.

WISeKey’s operating results can also vary significantly due to impairments of intangible assets, including goodwill, and other fixed assets. As at December 31, 2025, the value of WISeKey’s goodwill as recorded on its balance sheet was USD 13,973,000 and the value of acquired technologies and other intangible assets was USD 21,073,000, net of impairment and amortization. Because the market for WISeKey’s products is characterized by rapidly changing technologies, its future cash flows may not support the value of goodwill and other intangibles recorded in its consolidated financial statements. According to U.S. GAAP, WISeKey is required to annually test its recorded goodwill and indefinite-lived intangible assets, if any, and to assess the carrying values of other intangible assets when impairment indicators exist. As a result of such tests, WISeKey could be required to book impairment charges in its statement of operations if the carrying value is greater than the fair value. The amount of any potential impairment is not predictable.

Factors that could trigger an impairment of such assets include, but are not limited to, the following:

●	underperformance relative to projected future operating results;
●	negative industry or economic trends, including changes in borrowing rates or weighted average cost of capital;
●	applicable tax rates;
●	changes in working capital;
●	the market multiples utilized in WISeKey’s fair value calculations;
●	changes in the manner or use of the acquired assets or the strategy for WISeKey’s overall business; and
●	changes in WISeKey’s organization or management reporting structure, which could require greater aggregation or disaggregation in its analysis by reporting unit and potentially alternative methods/ assumptions of estimating fair values.

Any potential future impairment, if required, could have a material adverse effect on WISeKey’s business, financial condition and results of operations.

WISeKey is exposed to risks associated with acquisitions and investments.

WISeKey may in the future make acquisitions of, or investments in, existing companies or existing or new businesses. Acquisitions and investments involve numerous risks that vary depending on their scale and nature, including, but not limited to:

●	diversion of management’s attention from other operational matters;
●	inability to complete proposed transactions as anticipated or at all (and any ensuing obligation to pay a termination fee or other costs and expenses);
●	the possibility that the acquired business will not be successfully integrated or that anticipated cost savings, synergies or other benefits will not be realized;
●	the acquired business or strategic partnership may lose market acceptance or profitability;
●	a decrease in cash or an increase in indebtedness, including security interests that may have to be constituted as part of the acquisition indebtedness, may limit WISeKey’s ability to access additional capital when needed;

●	failure to commercialize purchased technologies, intellectual property rights or partnered solutions;
●	initial dependence on unfamiliar supply chains or relatively small supply partners;
●	inability to obtain and protect intellectual property rights in key technologies;
●	incurrence of unexpected liabilities; and
●	loss of key personnel and clients or customers of acquired businesses.

In addition, if WISeKey is unsuccessful at integrating such acquisitions or the technologies associated with such acquisitions, its revenues and results of operations could be adversely affected. Any integration process may require significant time and resources, and WISeKey may not be able to manage the process successfully. WISeKey may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. WISeKey may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect its financial condition. The sale of equity or incurrence of debt to finance any such acquisitions could result in dilution to its shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede WISeKey’s ability to manage its operations.

WISeKey may need additional capital in the future and it may not be available on terms favorable to it or at all.

Although WISeKey has raised significant capital during 2024, 2025 and 2026 to date, WISeKey may require additional capital in the future to do, among other things, the following:

●	fund its operations;
●	finance investments in equipment and infrastructure needed to maintain its manufacturing capabilities;
●	enhance and expand the range of products and services WISeKey offers;
●	respond to potential strategic opportunities, such as investments, acquisitions and expansions; and
●	service or refinance other indebtedness.

WISeKey’s ability to obtain external financing in the future is subject to a variety of uncertainties, including: (i) its financial condition, results of operations and cash flows, and (ii) general market conditions for financing activities.

The terms of available financing may also restrict WISeKey’s financial and operating flexibility. If adequate funds are not available on acceptable terms, WISeKey may be forced to reduce its operations or delay, limit or abandon expansion opportunities. Moreover, even if WISeKey is able to continue its operations, the failure to obtain additional financing could have a material adverse effect on its business, financial condition and results of operations.

WISeKey is a holding company with no direct cash generating operations and relies on its subsidiaries to provide it with funds necessary to pay dividends to shareholders.

WISeKey is a holding company with no significant assets other than the equity interests in its subsidiaries. WISeKey’s subsidiaries own substantially all the rights to its revenue streams. WISeKey has no legal obligation to, and may not, declare dividends or other distributions on its shares. WISeKey’s ability to pay dividends to its shareholders depends on the availability of sufficient legally distributable profits from previous years, which depends on the performance of its subsidiaries and their ability to distribute funds to WISeKey, and/or on the availability of distributable reserves from capital contributions at the WISeKey level, and on the need for shareholder approval.

The ability of a subsidiary to make distributions to WISeKey could be affected by a claim or other action by a third party, including a creditor, or by laws which regulate the payment of dividends by companies. In addition, the subsidiaries’ ability to distribute funds to WISeKey depends on, among other things, the availability of sufficient legally distributable profit of such subsidiaries. WISeKey cannot offer any assurance that legally distributable profit or reserves from capital contributions will be available in any given financial year.

Even if there is sufficient legally distributable profit or reserves from capital contributions available WISeKey may not be able to pay a dividend or distribution of reserves from capital contributions for a variety of reasons. Payment of future dividends and other distributions will depend on WISeKey’s liquidity and cash flow generation, financial condition and other factors, including regulatory and liquidity requirements, as well as tax and other legal considerations.

WISeKey has entered, and expects to continue to enter, into joint venture agreements and these activities involve risks and uncertainties.

WISeKey has entered, and expects to continue to enter, into joint venture agreements in order to effectively grow its revenue and penetrate certain geographic regions. Entering into joint venture agreements or other similar forms of partnership involves risks and uncertainties, including the risk that the partners that it enters into joint ventures with will not have the market connections that it expects them to bring to the joint venture. Additionally, there is a risk that a given joint venture could fail to satisfy its obligations, which may result in certain liabilities to WISeKey for guarantees and other commitments. Further, since WISeKey may not exercise control over current or future joint ventures, it may not be able to require its joint ventures to take the actions that it believes are necessary to implement its business strategy. Additionally, differences in views among joint venture participants may result in delayed decisions or failures to agree on major issues. If any of these difficulties cause any of WISeKey’s joint ventures to deviate from its business strategy, or if this leads any of joint ventures to fail to attract the customer base that it projects it to attract, WISeKey’s results of operations could be materially adversely affected.

The market for and price of WISeKey’s Class B Shares and ADSs may be highly volatile.

There has not been a public market in the United States for WISeKey’s Class B Shares, and the market for the ADS listed on NASDAQ is limited. You may not be able to sell your ADSs quickly or at the market price if trading in the ADSs is limited.

The market price of Class B Shares and ADSs may be highly volatile and may be affected negatively by events involving WISeKey, its competitors, the software and security industry, or the financial markets in general. Furthermore, investors might not be able to resell their Class B Shares and ADSs at the price at which they were purchased or at a higher price or at all. Factors that could cause this volatility in the market price of Class B Shares and ADSs include, but are not limited to:

●	WISeKey’s operating and financial results;
●	future announcements concerning WISeKey’s business;
●	changes in revenue or earnings estimates and recommendations by securities analysts;
●	changes in WISeKey’s business strategy and operations;
●	changes in WISeKey’s senior management or board of directors;
●	speculation of the press or the investment community;
●	disposals of Class B Shares by shareholders;
●	actions of competitors;
●	WISeKey’s involvement in acquisitions, strategic alliances or joint ventures;
●	regulatory factors;

●	arrival and departure of key personnel;
●	investment community views on technology stock;
●	liquidity of the Class B Shares and ADSs; and
●	general market, economic and political conditions.

In addition, securities markets in general have from time to time, experienced significant price and volume fluctuations. Such fluctuations, as well as the economic environment as a whole, can have a substantial negative effect on the market price of WISeKey’s securities, regardless of WISeKey’s operating results or financial position. Any such broad market fluctuations may adversely affect the trading price of WISeKey’s securities.

WISeKey’s securities are traded on more than one market or exchange and this may result in price variations.

WISeKey’s Class B Shares have been trading on the SIX since March 2016. The ADSs have been listed on NASDAQ since December 2019. Trading in Class B Shares and ADSs, as applicable, on these markets take places in different currencies (U.S. dollars on NASDAQ and Swiss francs on the SIX), and at different times (resulting from different time zones, trading days, and public holidays in the United States and Switzerland). The trading prices of Class B Shares and ADSs on these two markets may differ due to these and other factors. Any decrease in the price of Class B Shares on the SIX could cause a decrease in the trading price of the ADSs on NASDAQ, and vice versa.

Future sales or issuances, or the possibility or perception of future sales or issuances, of a substantial number of Shares could cause the market price of Class B Shares or the ADSs to fall.

The market price of Class B Shares or ADSs could decline as a result of sales of a large number of Class B Shares in the public market in the future or the possibility or perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for WISeKey to issue equity securities in the future at a time and price that it deems appropriate.

Further, WISeKey may choose to raise additional capital by issuing additional Class B Shares, depending on market conditions or strategic considerations. In particular, under the Articles, the Board of Directors is authorized to issue up to 2,120,317 new Class B Shares out of the capital band at any time until June 19, 2030 and thereby increase the WISeKey’s share capital without further shareholder approval. After June 19, 2030, the shareholders may re-approve this authorization. Further, the Articles provide for a conditional share capital based on which, as at December 31, 2025, WISeKey is authorized to issue up to 2,080,317 new Class B Shares, corresponding to CHF 208,031.70 in par value. Since June 27, 2025, the date of reference for the last formal recording in the Articles and the commercial register of the Canton of Zug, Switzerland, an aggregate number of 7,741 Class B Shares has been issued out of WISeKey’s conditional share capital as of December 31, 2025. As a result, the available conditional share capital of WISeKey, as at December 31, 2025, amounted to CHF 207,257.60, corresponding to the issuance of 2,072,576 Class B Shares. Among other things, WISeKey’s conditional share capital could be used in connection with the issuance of securities that are convertible into Class B Shares. To the extent that additional capital is raised through the issuance of Class B Shares or other securities that are convertible into Class B Shares, the issuance of such securities could dilute WISeKey’s shareholders’ interest in WISeKey.

In connection with an Agreement for the Issuance and Subscription of Convertible Notes WISeKey entered into with GLOBAL TECH OPPORTUNITIES 8, Grand Cayman, Cayman Islands (“GTO”) on December 8, 2020, the Company granted GTO warrants to acquire Class B Shares at an exercise price of the higher of (a) 120% of the 5-trading day VWAP of the Class B Shares on the SIX Swiss Stock Exchange over the 5 trading days immediately preceding the relevant subscription request and (b) CHF 75 (the “GTO Warrant Exercise Price”). The number of warrants granted at each tranche subscription was calculated as 15% of the principal amount of each subscription divided by the GTO Warrant Exercise Price. Each warrant agreement has a 5-year exercise period starting on the relevant subscription date. As at December 31, 2025, a total of 17,060 warrants (the “GTO Warrants”) have been issued for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the GTO Warrants as at December 31, 2025 is 17,060 Class B Shares. The GTO Warrants may be exercised by GTO at any time until the fifth anniversary of their respective grant at the GTO Warrant Exercise Price. The Class B Shares issued to GTO in connection with the GTO Warrants would be issued out of the Company’s conditional share capital or capital band without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the GTO Warrants will dilute the Company’s shareholders’ interests in the Company.

In connection with an Agreement for the Subscription of up to $22M Convertible Notes (the “Anson Facility”) WISeKey entered into with Anson Capital Global Opportunities Master Fund (“Anson”), as amended on September 27, 2021 and March 3, 2022, the Company granted Anson the option to acquire Class B Shares at an exercise price of the higher of (a) 1.5 times the 5-trading day volume-weighted average price of the WISeKey Class B Shares on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 250 (the “Anson Warrant Exercise Price”). The number of warrants granted at each tranche subscription is calculated as 25% of the principal amount of each tranche divided by the volume-weighted average price of the trading day immediately preceding the tranche closing date. Each warrant agreement has a 3-year exercise period starting on the relevant subscription date. As at December 31, 2025, a total of 72,404 warrants (the “Anson Warrants”) have been issued for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Anson Warrants as at December 31, 2025 is 72,404 Class B Shares. The Anson Warrants may be exercised by Anson at any time until the third anniversary of their respective grant at the Anson Warrant Exercise Price. The Class B Shares issued to Anson in connection with the Anson Warrants would be issued out of the Company’s conditional share capital or capital band without triggering the pre-emptive rights of the existing shareholders of the Company. The exercise of the Anson Warrants will dilute the Company’s shareholders’ interests in the Company.

On October 23, 2024, the WISeKey Group entered into a Subscription Agreement for the Subscription of up to $15M Convertible Notes (the “2024 Anson Facility”) with Anson, pursuant to which Anson committed to grant a loan to WISeKey for up to a maximum amount of USD 15 million divided into tranches of variable sizes, during a commitment period of 24 months ending October 22, 2026. The 2024 Anson Facility plans for an initial tranche USD 1.25 million (the “2024 Anson Initial Tranche”) and subsequent tranches in an aggregate principal amount or aggregate principal amounts to be agreed upon between WISeKey and Anson, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into unsecured convertible notes of USD 100,000 each that bear no interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WISeKey Class B Shares upon request by Anson within a period of 12 months from issuance and, in any case, no earlier than 40 days after the tranche closing and no later than at the expiry of the 12 months. For each tranche, the conversion price is determined as the lower of (i) a Fixed Conversion Price set at a premium of 100% to the daily VWAP of a WISeKey Class B Share as traded on the SIX Swiss Exchange on the trading day prior to the date of completion of each tranche, and (ii) 94% of the lowest daily VWAP of a WISeKey Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date. The conversion of the subscriptions under the 2024 Anson Facility into Class B Shares will dilute the Company’s shareholders’ interest in the Company. In 2024, WISeKey made one subscription under the 2024 Anson Facility in an amount of USD 1.25 million, the 2024 Anson Initial Tranche. Anson converted the 2024 Anson Initial Tranche in full, resulting in the delivery of a total of 346,820 WIHN Class B Shares.

During the year ended December 31, 2025, there were no subscriptions or conversions under the 2024 Anson Facility. As at December 31, 2025, there were no unconverted notes, hence a carrying value of USD nil. The outstanding 2024 Anson Facility available was USD 13.75 million. As at December 31, 2025, the estimated maximum number of Class B Shares deliverable under the 2024 Anson Facility is 882,888 Class B Shares at a conversion price of CHF 12.33 per Class B Share (calculated based on the closing price of a Class B Share on the SIX on December 30, 2025 of CHF 13.12 discounted by 6%). Note that the actual price at which Anson may convert each tranche under the Anson Facility is subject to change, and, therefore, the number of Class B Shares deliverable to Anson may vary.

On October 23, 2024, the WISeKey Group entered into a Subscription Agreement for the Subscription of up to $15M Convertible Notes (the “2024 L1 Facility”) with L1, pursuant to which L1 committed to grant a loan to WISeKey for up to a maximum amount of USD 15 million divided into tranches of variable sizes, during a commitment period of 24 months ending October 22, 2026. The 2024 L1 Facility plans for an initial tranche USD 1.25 million (the “2024 L1 Initial Tranche”) and subsequent tranches in an aggregate principal amount or aggregate principal amounts to be agreed upon between WISeKey and L1, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into unsecured convertible notes of USD 100,000 each that bear no interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WISeKey Class B Shares upon request by L1 within a period of 12 months from issuance and, in any case, no earlier than 40 days after the tranche closing and no later than at the expiry of the 12 months. For each tranche, the conversion price is determined as the lower of (i) a Fixed Conversion Price set at a premium of 100% to the daily VWAP of a WISeKey Class B Share as traded on the SIX Swiss Exchange on the trading day prior to the date of completion of each tranche, and (ii) 94% of the lowest daily VWAP of a WISeKey Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date. The conversion of the subscriptions under the 2024 L1 Facility into Class B Shares will dilute the Company’s shareholders’ interest in the Company. In 2024, WISeKey made one subscription under the 2024 L1 Facility in an amount of USD 1.25 million under the 2024 L1 Initial Tranche and L1 requested to convert a total amount of USD 1.24 million, resulting in the issuance of 344,598 Class B Shares. During the year ended December 31, 2025, there were no subscriptions or conversions under the 2024 L1 Facility. As at December 31, 2025, convertible notes in an aggregate amount of USD 10,000 remained unconverted and the outstanding 2024 L1 Facility available was USD 13.75 million. As at December 31, 2025, the estimated maximum number of Class B Shares deliverable under the 2024 L1 Facility is 883,530 Class B Shares at a conversion price of CHF 12.33 per Class B Share (calculated based on the closing price of a Class B Share on the SIX on December 30, 2025 of CHF 13.12 discounted by 6%). Note that the actual price at which L1 may convert each tranche under the L1 Facility is subject to change, and, therefore, the number of Class B Shares deliverable to L1 may vary.

Legal and Regulatory Risks

Claims, litigation, government investigations, and other proceedings may adversely affect WISeKey’s business and results of operations

WISeKey face a variety of potential claims, lawsuits, investigations, and other legal proceedings across different areas, such as intellectual property, taxes, labor, privacy, data security, consumer protection, commercial disputes, and more, involving both its own operations and those of third parties. These proceedings can negatively impact WISeKey due to legal expenses, disruption of operations, diversion of management attention, adverse publicity, and other factors. The outcomes of these matters are uncertain and come with significant risks. Assessing potential losses and establishing legal reserves involves judgment and may not fully capture all uncertainties and unpredictable outcomes. Until these matters are resolved, WISeKey may face losses beyond what is currently recorded, which could be significant. Changes or inaccuracies in WISeKey’s estimates and assumptions could materially affect its business or financial results.

WISeKey could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against public companies following declines in the market prices of their securities. If WISeKey faces such litigation, it could result in substantial costs and a diversion of management’s attention and WISeKey’s resources, which could harm its business.

Employment laws in some of the countries in which WISeKey operates are relatively stringent.

As of December 31, 2025, WISeKey had employees located in Switzerland, in the United States, in France and other countries and regions. In some of the countries in which WISeKey operates, employment laws may grant significant job protection to employees, including rights on termination of employment and setting a maximum number of hours and days per week that a particular employee is permitted to work. In addition, in certain countries in which WISeKey operates, it is or may be required to consult and seek the advice of employee representatives and/or unions. These laws, coupled with the requirement to consult with any relevant employee representatives and unions, could impact WISeKey’s ability to react to market changes and the needs of its business.

WISeKey is subject to anti-takeover provisions.

WISeKey’s Articles and Swiss law contain provisions that could prevent or delay an acquisition of WISeKey by means of a tender offer, a proxy contest or otherwise, that is opposed to by the Board of Directors. These provisions may also adversely affect prevailing market prices for WISeKey’s Class B Shares and ADSs. Even in the absence of a takeover attempt, these provisions may adversely affect the market price of WISeKey’s stock if they are viewed as discouraging takeover attempts. These provisions provide, among other things:

●	an opting-out from the obligation of an acquirer of Shares to make a public offer pursuant to article 135 and 163 of the Swiss Financial Market Infrastructure Act, including its implementing directives, circulars and other regulations (the “FMIA”);
●	that the share capital is divided into different classes of shares, of which only Class B Shares are listed on the SIX, whereas Class A Shares are not listed and tradable;
●	that the Board of Directors is currently authorized, at any time until June 19, 2030, to issue up to 2,120,317 new Class B Shares and to limit or withdraw the pre-emptive rights of existing shareholders in various circumstances;
●	that any shareholder who is entitled to propose any business or to nominate a person or persons for election as member of the Board of Directors at an annual meeting may only do so if advance notice is given to WISeKey;
●	that a merger or demerger transaction requires the affirmative vote of the holders of at least two-thirds of voting rights and an absolute majority of the par value of the shares, each as represented (in person or by proxy) at the general meeting of shareholders and the possibility of a so-called “cash-out” or “squeeze-out” merger if the acquirer controls 90% of the outstanding shares entitled to vote at a general meeting of shareholders; and
●	that any action required or permitted to be taken by the holders of shares must be taken at a duly called annual or extraordinary general meeting of shareholders of WISeKey.

Each Class A Share and each Class B Share has one vote despite the difference in par value.

Each Class A Share and each Class B Share carries one vote per share but Class A Shares have a lower par value (CHF 0.01 per share) than Class B Shares (CHF 0.10 per share). This means that, relative to their respective per share contribution to the WISeKey’s capital, the holders of Class A Shares have a greater relative per share voting power than the holders of Class B Shares for matters that require approval on the basis of a specified majority of shares present at the shareholders meeting. However, to the extent shareholder resolutions require as the relevant majority standard a majority of the par value of the shares present at the meeting, Class A Shares as a class have less votes than Class B Shares as a class (as the Class B Shares have a par value of CHF 0.10 per Class B Share as compared to CHF 0.01 per Class A Share). The majority of par value standard for approval of resolutions applies (i) to shareholder resolutions on certain specific matters (see Item 10.B Memorandum and Articles of Association - Dual Voting Rights) and (ii) to the extent that Swiss corporate law requires that a shareholder resolution be adopted with a majority of (A) two-thirds of the voting rights attached to, and (B) the absolute majority of the par value of, the shares, each as represented at the relevant meeting (see also Item 10.B Memorandum and Articles of Association - Voting Requirements). Assuming a total of approximately 5.6 million shares are issued (in line with the commercial register of the Canton of Zug as at December 31, 2025), of which approximately 1.6 million are Class A Shares and approximately 4 million are Class B Shares, the Class A Shares as a class contribute approximately 3.8% of the aggregate par value of WISeKey, have 28.2% of the total votes for matters that require approval on the basis of a specified majority of the number of shares present or represented at the shareholders meeting, but 3.8% of the total votes for matters that require approval on the basis of a specified majority of the par value of the shares present at the shareholders meeting. Assuming the same total of approximately 5.6 million shares are issued, of which approximately 1.6 million are Class A Shares and approximately 4 million are Class B Shares, Class B Shares as a class contribute 96.2% of the aggregate par value of WISeKey, have 71.8% of the total votes for matters that require approval on the basis of a specified majority of the number of shares present or represented at the shareholders meeting, but 96.2% of the total votes for matters that require approval on the basis of a specified majority of the par value of the shares present at the shareholders meeting.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which WISeKey operates could result in a higher tax rate on its earnings, which could result in a significant negative impact on WISeKey’s earnings and cash flows from operations.

WISeKey operates in various jurisdictions. Consequently, WISeKey is subject to changes in applicable tax laws, treaties or regulations in the jurisdictions in which WISeKey’s operate, which could include laws or policies directed toward companies organized in jurisdictions with low tax rates. A material change in the tax laws or policies, or their interpretation, of any country in which WISeKey has significant operations, or in which WISeKey is incorporated or resident could result in a higher effective tax rate on WISeKey’s worldwide earnings and such change could be significant to WISeKey’s financial results.

If WISeKey is unable to adequately protect its proprietary technology and intellectual property rights, its business could suffer substantial harm.

WISeKey’s intellectual property rights are important to its business. WISeKey relies on a combination of confidentiality clauses, trade secrets, copyrights and trademarks to protect its intellectual property and know-how. In addition, WISeKey has filed a number of applications for patents to protect WISeKey’s technologies and has been granted one patent in Switzerland and another one is under evaluation, for the Company’s verification and authentication of valuable objects on the Internet in connection with technology involving IoT when connecting to each other or to the cloud. Further, in connection with the acquisition of SEALSQ France SAS from Inside Secure SA, WISeKey acquired 39 patent families. The steps WISeKey takes to protect its intellectual property may be inadequate. WISeKey will not be able to protect its intellectual property if WISeKey is unable to enforce its rights or if WISeKey does not detect unauthorized use of its intellectual property. Despite WISeKey’s precautions, it may be possible for unauthorized third parties to copy its products and use information that they regard as proprietary to create solutions and services that compete with theirs. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of WISeKey’s solutions may be unenforceable under the laws of certain jurisdictions. WISeKey enters into confidentiality and invention assignment agreements with its employees and consultants and enter into confidentiality agreements with the parties with whom they have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to WISeKey’s proprietary information. Further, these agreements do not prevent WISeKey’s competitors from independently developing technologies that are substantially equivalent or superior to its solutions. Additionally, WISeKey may from time to time be subject to opposition or similar proceedings with respect to applications for registrations of its intellectual property, including but not limited to trademarks and patent applications. While WISeKey aims to acquire adequate protection of its brand through registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar brands for solutions that also address the cybersecurity, authentication or mobile application markets. Additionally, the process of seeking patent protection can be lengthy and expensive. Any of WISeKey’s pending or future patent or trademark applications, whether challenged or not, may not be issued with the scope of the claims it seeks, if at all. WISeKey currently owns 126 individual patents which preserve its technology. From time to time, WISeKey may discover that third parties are infringing, misappropriating or otherwise violating its intellectual property rights. However, policing unauthorized use of its intellectual property and misappropriation of its technology is difficult and WISeKey may therefore not always be aware of such unauthorized use or misappropriation. Despite its efforts to protect its intellectual property rights, unauthorized third parties may attempt to use, copy or otherwise obtain and market or distribute WISeKey’s intellectual property rights or technology or otherwise develop solutions with the same or similar functionality as its solutions. If competitors infringe, misappropriate or otherwise misuse WISeKey’s intellectual property rights and it are not adequately protected, or if such competitors are able to develop solutions with the same or similar functionality as WISeKey’s without infringing its intellectual property, WISeKey’s competitive position and results of operations could be harmed and its legal costs could increase. WISeKey processes and stores personal information, which subjects WISeKey to data protection laws and contractual commitments, and WISeKey’s actual or perceived failure to comply with such laws and commitments could harm its business. The personal information WISeKey processes is subject to an increasing number of laws regarding privacy and data protection, as well as contractual commitments. Any failure or perceived failure by WISeKey to comply with such obligations may result in governmental enforcement actions, fines, or cause its customers to lose trust in WISeKey, which could have an adverse effect on its reputation and business.

The proposed business combination between WISeSat and Columbus Acquisition Corp. may not be completed, may be delayed, or may result in adverse consequences to WISeKey even if consummated.

On November 9, 2025, WISeKey entered into a definitive business combination agreement with Columbus Acquisition Corp., a publicly traded special purpose acquisition company (“SPAC”), relating to the proposed public listing of its wholly owned subsidiary WISeSat. The proposed transaction is subject to extensive regulatory, disclosure and shareholder approval requirements under U.S. securities laws. SPAC transactions are subject to heightened regulatory scrutiny by the U.S. Securities and Exchange Commission and have been the subject of increased private litigation, including claims relating to disclosure, valuation, projections, fiduciary duties and conflicts of interest. If the proposed business combination is not completed for any reason, WISeKey and WISeSat may be adversely impacted, and without realizing any of the anticipated benefits of completing the proposed business combination, WISeKey and WISeSat would be subject to a number of risks, including the following:

●	WISeKey may experience negative reactions from the financial markets, including negative impacts on its stock price (including to the extent that the current market price reflects a market assumption that the proposed business combination will be completed);
●	WISeSat may experience negative reactions from its customers, vendors and employees;
●	WISeKey and WISeSat will have incurred substantial expenses and will be required to pay certain costs relating to the proposed business combination, whether or not the proposed business combination is completed;
●	since the proposed business combination restricts the conduct of WISeSat prior to completion of the proposed business combination, WISeSat may not have been able to take certain actions during the pendency of the proposed business combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available; and
●	WISeSat may not be able to execute on its business plan and may need to seek other sources of funding, including increased support from WISeKey.

Even if the proposed business combination is completed, WISeKey and its directors, officers and controlling shareholders could be exposed to securities class action litigation or regulatory investigations arising from alleged misstatements, omissions or deficiencies in disclosure documents, including registration statements, proxy materials and other public communications. In addition, as a controlling shareholder of WISeSat following the transaction, WISeKey may be subject to statutory “control person” liability under U.S. securities laws for acts or omissions of WISeSat, regardless of whether WISeKey was directly involved in the underlying conduct.

If management is unable to provide reports as to the effectiveness of WISeKey’s internal control over financial reporting, investors could lose confidence in the reliability of its financial statements, which could result in a decrease in the value of its shares.

Under Section 404 of Sarbanes-Oxley, WISeKey is required to include in each of its annual reports on Form 20-F, a report containing its management’s assessment of the effectiveness of its internal control over financial reporting. If, in such annual reports on Form 20 F, management cannot provide a report as to the effectiveness of its internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of WISeKey’s financial statements, which could result in a decrease in the value of its shares and WISeKey could be subject to sanctions or investigations by the Nasdaq Stock Market, SEC or other regulatory authorities.

Risks related to the proposed redomiciliation to the British Virgin Islands

On November 2025, WISeKey announced its intention to change its place of incorporation from Switzerland to the British Virgin Islands through a proposed cross-border merger. The proposed redomiciliation is subject to shareholder approval, regulatory approvals and other customary conditions and involves complex legal, tax and regulatory considerations across multiple jurisdictions. There can be no assurance that the required approvals will be obtained or that the redomiciliation will be completed on the anticipated timeline or at all. Any delays, challenges or failure to complete the redomiciliation could result in legal disputes, regulatory scrutiny or adverse market perception affecting WISeKey.

The proposed redomiciliation, if completed, could expose WISeKey to legal risks, including challenges by shareholders, creditors or other stakeholders, potential disputes regarding shareholder rights, corporate governance, applicable law or jurisdiction, and increased scrutiny by regulators or tax authorities. If completed, the redomiciliation would result in WISeKey being governed by the laws of the British Virgin Islands rather than Swiss law. In addition, differences between Swiss law and British Virgin Islands law relating to corporate governance, shareholder protections and disclosure requirements could give rise to claims or uncertainties that may adversely affect WISeKey’s legal position, compliance obligations or access to capital markets.

WISeSat is subject to complex and evolving space and spectrum regulations globally.

Satellite communications require spectrum access, licensing, filings with relevant national authorities, and coordination with international bodies. Regulatory frameworks may change, approvals may be delayed, or regulators may impose operational constraints. WISeSat may also face challenges in obtaining or maintaining spectrum allocations in desired bands. Because services are intended to operate globally, WISeSat must comply with multiple jurisdictions’ telecom and space regulations, which may be costly and time-consuming. Failure to obtain or maintain necessary authorizations could limit service availability or delay expansion.

WISeSat’s defense-related collaborations, including with the Swiss Armed Forces, are subject to unique procurement, performance, and termination risks that could reduce expected revenue.

WISeSat’s business is subject to extensive government regulation. WISeSat’s ability to secure all requisite governmental approvals is not assured, and the process of obtaining governmental authorizations and permits can be very time-consuming and time-sensitive, and requires compliance with a wide array of administrative and procedural rules. A failure by WISeSat to obtain required approvals could compromise its ability to generate revenue or conduct its business in one or more countries. WISeSat’s requests for regulatory approvals may be subject to challenges by adverse parties and these challenges could delay or prevent favorable action. Furthermore, regulatory approvals can be issued subject to conditions that have an adverse effect on its ability to implement its business plan.

WISeSat collaborates with the Swiss Armed Forces on space and secure satellite-enabled D2D initiatives. Government and defense programs typically involve long sales and approval cycles, milestone-based acceptance, and strict technical and cybersecurity specifications. Such engagements may be delayed, scaled back, or terminated for convenience or national interest, including due to changes in defense priorities or budgets, often without compensation for anticipated future volumes. If these collaborations do not progress to larger deployments or are reduced or terminated, WISeSat’s revenues, backlog, and growth prospects could be materially adversely affected.

Defense-related use cases may expose WISeKey and WISeSat to heightened regulatory scrutiny, export controls, and contracting risks.

WISeSat targets defense and national security use cases such as internet of things for military operations, or IoBT, connectivity, SIGINT, and secure tactical communications. These activities and related technologies may be subject to export controls, sanctions regimes, security-of-supply requirements, and restrictions on cross-border transfer of hardware, software, encryption, or technical data. Government customers may also impose stringent compliance obligations, audit rights, performance guarantees, and termination rights. Any failure to comply with defense-related regulations, or inability to meet government procurement requirements, could materially adversely affect WISeSat’s ability to operate in these markets.

WISeSat’s work with defense customers could create reputational and commercial relationship risks.

WISeSat’s publicly disclosed cooperation with the Swiss Armed Forces and focus on sovereign and defense-grade secure communications may lead some commercial customers, partners, regulators or investors to perceive WISeKey and WISeSat as defense-aligned, which could affect purchasing decisions, partnership opportunities, or regulatory posture in certain jurisdictions. Adverse publicity, political sensitivity, or stakeholder concerns related to military use cases could harm the WISeKey’s and WISeSat’s brand or limit commercial expansion, even if WISeSat complies with all applicable laws.

WISeSat may need to make significant dedicated investments to meet defense-sector requirements, and these investments may not generate expected returns.

To support the Swiss Armed Forces and similar defense-sector initiatives, WISeSat may be required to allocate engineering resources, tailor satellite payloads or ground-segment capabilities, expand security certifications, and maintain specialized personnel and facilities. These investments are often front-loaded and dependent on future program scale-up. If anticipated follow-on phases or broader constellation use by defense customers do not materialize, WISeSat may not recover such costs or achieve expected margins, which could adversely affect its profitability and cash flows.

WISeSat may be subject to end-use, end-user, export-control, and sanctions restrictions that could limit sales or require costly controls.

Because WISeSat’s satellites and secure communications capabilities may be suitable for defense or dual-use purposes, sales, deployments, or technology transfers may be restricted by export-control and sanctions regimes, including requirements to screen end-users and end-uses, obtain licenses, or restrict access to encryption, software-defined radio features, payload capabilities, or related technical data. These obligations may apply even to commercial customers if they operate in sensitive regions or sectors. Failure to comply could result in significant fines, criminal liability, contract termination, and loss of market access; compliance requirements may also increase cost and delay sales cycles.

Defense projects may require handling sensitive or classified information and could impose heightened operational security obligations.

Defense collaborations may require WISeSat to access, store, or process sensitive, mission-critical, or potentially classified information. This can entail enhanced operational security requirements, including facility controls, secure networks, personnel vetting, restrictions on data sharing, and incident-reporting obligations. Any breach, mishandling, or perceived weakness in these controls could result in loss of customer trust, termination of defense relationships, regulatory action, and reputational harm.

WISeSat may face additional risks related to sovereign-control requirements, “national preference” policies, or industrial offsets.

Certain defense customers may require local content, sovereign control of ground segment operations, data localization, technology escrow, or industrial participation/offset commitments. These requirements may increase costs, reduce margins, or constrain WISeSat’s ability to standardize its platform globally. Failure to satisfy such requirements could limit WISeSat’s ability to compete for, win, or expand defense-sector programs.

WISeKey’s and SEALCOIN’s activities with respect to SEALCOIN’s business, may result in liabilities and reputational damage for WISeKey and SEALCOIN.

SEALCOIN’s current and anticipated activities focus on the development of digital asset-related technologies and platforms, including those relating to the QAIT token. Digital assets and related activities have faced regulatory uncertainty, in particular with respect to securities laws. While WISeKey intends to operate SEALCOIN in compliance with applicable securities laws, regulators or private parties may nonetheless claim that SEALCOIN’s activities, or WISeKey’s activities with respect to SEALCOIN’s business, violate applicable securities laws. If successfully litigated, such claims may impose financial liabilities on SEALCOIN or WISeKey, and may result in WISeKey being barred from conducting certain securities transactions, including certain securities offerings unrelated to SEALCOIN or digital assets. Even if unsuccessful, such claims or litigation, or the threat thereof, could result in substantial legal expense, reputational damage and disruption for WISeKey’s and SEALCOIN’s businesses, any of which could adversely impact WISeKey’s business and results of operations.

Risks Related to WISeKey’s Shares and ADSs

Certain of WISeKey’s large shareholders, including if acting in concert, may be able to exert significant influence on the Company and their interests may conflict with the interests of its other shareholders.

WISeKey’s founder, Carlos Moreira, holds approximately 29.7% of WISeKey’s voting rights as at December 31, 2025. Further, all holders of the Class A Shares represent approximately 28.2% of WISeKey’s voting rights as at December 31, 2025. WISeKey’s founder, or if the holders of Class A Shares were to act in concert with each other, the holders of the Class A Shares, would be able to exert significant influence over certain matters, including matters that must be resolved by the general meeting of shareholders, such as the election of members to the Board of Directors or the declaration of dividends or other distributions. To the extent that the interests of these shareholders may differ from the interests of WISeKey’s other shareholders, its other shareholders may be disadvantaged by any actions that these shareholders may seek to pursue.

As a “foreign private issuer” (within the meaning of the U.S. Securities Act) WISeKey is entitled to claim exemptions from certain Nasdaq corporate governance standards, and, as WISeKey elected to rely on these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

As a foreign private issuer, WISeKey is permitted to, and WISeKey is relying on, exemptions from certain NASDAQ corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of Class B shares and the ADSs.

WISeKey is exempted from certain corporate governance requirements of NASDAQ by virtue of being a foreign private issuer. WISeKey is required to provide a brief description of the significant differences between its corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on NASDAQ. The standards applicable to WISeKey are considerably different than the standards applied to domestic U.S. issuers. For instance, WISeKey is not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);
●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors; or
●	have regularly scheduled executive sessions with only independent directors.

WISeKey has relied on and intend to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of NASDAQ.

As a foreign private issuer, WISeKey is exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to its shareholders and ADS holders than they would enjoy if WISeKey was a domestic U.S. company.

As a foreign private issuer, WISeKey is exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the Exchange Act. In addition, WISeKey’s executive officers, directors and principal shareholders are exempt from the short-swing profit and recovery provisions contained in Section 16 of the Exchange Act. However, on December 18, 2025, the Holding Foreign Insiders Accountable Act was enacted as part of the National Defense Authorization Act for Fiscal Year 2026. Effective March 18, 2026, this legislation requires directors and officers of foreign private issuers to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC disclosing their beneficial ownership interests. As of the date of this annual report, the Company’s executive officers are subject to these Section 16(a) reporting requirements. Our directors, however, are exempt from Section 16(a) because Switzerland imposes similar reporting requirements that the SEC has recognized as equivalent. Our principal shareholders who are not officers or directors also remain exempt from Section 16(a) reporting requirements. WISeKey is also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act. As a result, WISeKey’s shareholders and ADS holders may be afforded less protection than they would under the Exchange Act rules applicable to domestic U.S. companies.

WISeKey may lose its foreign private issuer status, which would then require WISeKey to comply with the Exchange Act’s domestic reporting regime and cause it to incur significant legal, accounting and other expenses.

As a foreign private issuer, WISeKey is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain WISeKey’s current status as a foreign private issuer, either (a) a majority of its shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of its executive officers or directors may not be United States citizens or residents, (ii) more than 50 percent of its assets cannot be located in the United States and (iii) its business must be administered principally outside the United States. These criteria are tested annually. If WISeKey lost this status, it would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. WISeKey may also be required to make changes in its corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to WISeKey under U.S. securities laws if it is required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost it would incur as a foreign private issuer. As a result, WISeKey expects that a loss of foreign private issuer status would increase its legal and financial compliance costs and would make some activities highly time-consuming and costly. WISeKey also expects that if it were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for WISeKey to obtain director and officer liability insurance, and WISeKey may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for WISeKey to attract and retain qualified members of its board of directors.

WISeKey has never paid dividends on its share capital, and does not anticipate paying cash dividends in the foreseeable future.

WISeKey has never declared or paid cash dividends on its share capital. WISeKey does not anticipate paying cash dividends on its shares in the foreseeable future. WISeKey currently intends to retain all available funds and any future earnings to fund the development and growth of its business. Any future determination to declare cash dividends will be made at the discretion of its board of directors, subject to compliance with applicable laws and covenants under current or future credit facilities, which may restrict or limit WISeKey’s ability to pay dividends and will depend on its financial condition, operating results, capital requirements, distributable profits and/or distributable reserves from capital contributions, general business conditions and other factors that WISeKey’s board of directors may deem relevant. As a result, capital appreciation, if any, of WISeKey’s securities will be your sole source of gain for the foreseeable future.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement governing the ADSs representing Class B Shares provides that, to the fullest extent permitted by applicable law, ADSs holders waive the right to a jury trial of any claim they may have against WISeKey or the depositary arising out of or relating to Class B Shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver to right to a jury trial of the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of WISeKey’s or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

If WISeKey or the depositary oppose a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. The enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, WISeKey believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. WISeKey believes that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against WISeKey or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against WISeKey and/or the depositary. If a lawsuit is brought against WISeKey and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcome than a trial by jury would have had, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by WISeKey or the depositary of compliance with any provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Your voting rights as a holder of WISeKey’s ADSs are limited by the terms of the deposit agreement.

You may exercise your voting rights with respect to the Class B Shares underlying your ADSs only in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from you in the manner set forth in the deposit agreement, the depositary for WISeKey’s ADSs will endeavor to vote your underlying Class B Shares in accordance with these instructions. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your Class B Shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. WISeKey will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your Class B Shares. As a result, you may not be able to exercise your right to vote.

The depositary for WISeKey’s ADSs will vote the Class B Shares underlying your ADSs in accordance with the recommendations of WISeKey’s board of directors if you do not give timely voting instructions.

Under the deposit agreement for WISeKey’s ADSs, if the depositary does not receive timely ADS voting instructions from you, the depositary may deem you to have instructed the depositary to vote the Class B Shares underlying your ADSs at the shareholders’ meeting in accordance with the recommendations of WISeKey’s board of directors. As a result, it may make it more difficult for shareholders to influence WISeKey’s management.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when WISeKey’s books or the books of the depositary are closed, or at any time if WISeKey or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may not receive distributions on WISeKey’s Class B Shares or any value for them if it is illegal or impractical to make them available to you as an ADS holder.

The depositary of WISeKey’s ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for the Class B Shares represented by ADSs after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class B Shares that your ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. WISeKey has no obligation to take any other action to permit the distribution of ADSs, Class B Shares, rights or anything else to holders of ADSs. This means that you may not receive the distributions WISeKey makes on Class B Shares or any value for them if it is illegal or impractical for WISeKey to make them available to you as an ADS holder. These restrictions may reduce the value of your ADSs.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about WISeKey’s business, the price of its ADSs or its Class B Shares and their respective trading volumes could decline.

The trading market for WISeKey’s ADSs and its Class B Shares depends in part on the research and reports that securities or industry analysts publish about WISeKey or its business. Since WISeKey has not undertaken an initial public offering of its ADSs, industry analysts in the United States have not published such research and reports in the United States about its Class B Shares or its ADSs. If securities or industry analysts continue not to provide coverage on WISeKey, the trading price for its ADSs and its Class B Shares could be affected. If one or more of the analysts who may eventually cover WISeKey downgrade its ADSs or its Class B Shares or publish inaccurate or unfavorable research about its business, the trading price of its ADSs or its Class B Shares would likely decline. If one or more of these analysts cease coverage of WISeKey or fail to publish reports on WISeKey regularly, demand for its ADSs or its Class B Shares could decrease, which might cause the price of such securities and their respective trading volumes to decline.

The rights accruing to holders of Class B Shares may differ from the rights typically accruing to shareholders of a U.S. corporation.

WISeKey is organized under the laws of Switzerland. The rights of holders of Class B Shares and, therefore, certain of the rights of ADSs, are governed by the laws of Switzerland and by its Articles. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See Item 10.A. “Share Capital” and Item 10.B. “Memorandum and Articles of Association – Comparsion of Shareholder Rights” for a description of the principal differences between the provisions of Swiss law applicable to WISeKey and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

Claims of U.S. civil liabilities may not be enforceable against WISeKey.

WISeKey is incorporated under the laws of Switzerland. Certain of its directors reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or WISeKey, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. The United States and Switzerland do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Switzerland. In addition, uncertainty exists as to whether Swiss courts would entertain original actions brought in Switzerland against WISeKey or its directors predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against WISeKey in U.S. courts would be reviewed by the courts of Switzerland. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If a Swiss court gives judgment for the sum payable under a U.S. judgment, the Swiss judgment will be enforceable by methods generally available for this purpose. These methods generally permit the Swiss court discretion to prescribe the manner of enforcement. As a result, U.S. investors may not be able to enforce against WISeKey or certain of its directors, or certain experts named herein who are residents of Switzerland or countries other than the United States, any judgments obtained in U.S.

If WISeKey fails to maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results or prevent fraud. As a result, shareholders could lose confidence in WISeKey’s financial and other public reporting, which would harm its business and the trading price of ADSs or Class B Shares.

Effective internal controls over financial reporting are necessary for WISeKey to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause WISeKey to fail to meet its reporting obligations. Inadequate internal controls could cause investors to lose confidence in WISeKey’s reported financial information, which could have a negative effect on the trading price of its ADSs or Class B Shares.

Management will be required to assess the effectiveness of WISeKey’s internal controls annually. However, for as long as WISeKey qualifies as a “non-accelerated filer” under SEC rules its independent registered public accounting firm will not be required to attest to the effectiveness of WISeKey’s internal controls over financial reporting. An independent assessment of the effectiveness of WISeKey’s internal controls could detect problems that its management’s assessment might not. Undetected material weaknesses in WISeKey’s internal controls could lead to financial statement restatements requiring WISeKey to incur the expense of remediation and could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of its financial statements.

Risks related to Taxation

WISeKey believes it was likely a passive foreign investment company (a “PFIC”) for its 2025 taxable year and there is a risk that WISeKey is likely to be a PFIC for 2026 and future taxable years. If WISeKey is a PFIC for any taxable year during which a U.S. investor owns its shares or ADSs, the investor may be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, WISeKey will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Passive income generally includes interest, dividends, rents, royalties and capital gains, but generally excludes rents and royalties which are derived in the active conduct of a trade or business or are amounts received from a related person that are properly allocable to the non-passive income of such related person. Cash and cash-equivalents generally are passive assets for these purposes, and digital assets are likely to be passive assets for these purposes as well. Goodwill and other unbooked intangible assets (the value of which may be determined by reference to the excess of the sum of a corporation’s market capitalization and liabilities over the value of its book assets) generally are treated as active to the extent attributable to activities that produce or are intended to produce active income. For purposes of the above calculations, WISeKey will be treated as if it holds its proportionate share of the assets, and directly receives its proportionate share of the income, of any other corporation in which it directly or indirectly owns at least 25% of the shares of such corporation by value (a “look-through subsidiary”). SEALSQ, although a consolidated subsidiary of WISeKey for financial accounting purposes, did not qualify as a look-through subsidiary for purposes of determining WISeKey’s PFIC status for 2025. WISeKey notes that there is substantial uncertainty regarding SEALSQ’s status as a PFIC for its 2025 taxable year and there is a significant risk that SEALSQ could be a PFIC in 2026 and possibly future taxable years.

The average value of WISeKey’s assets (including goodwill and other intangible assets) for purposes of determining WISeKey’s PFIC status for any taxable year may be determined, in large part, by reference to its market capitalization, which has fluctuated substantially over time and may continue to be volatile. Although WISeKey has not obtained valuations of WISeKey’s assets and thus are not in a position to make a definitive determination regarding whether WISeKey was a PFIC for 2025, WISeKey believes it was likely a PFIC for 2025 based on the composition of WISeKey’s income and assets in 2025 and the estimated value of its assets. WISeKey owned a substantial amount of passive assets in 2025, including cash and stock treated as passive investment assets under the PFIC rules. In particular, a substantial portion of WISeKey’s value is attributable to its interest in SEALSQ, which, as noted above, does not qualify as a look-through subsidiary for 2025 and is treated as a passive investment asset for purposes of determining WISeKey’s PFIC status. Based on WISeKey’s income and assets for 2025, there is also a risk that WISeKey is likely to be a PFIC for 2026 and possibly future taxable years. However, whether WISeKey will be classified as a PFIC in 2026 or any future taxable year is uncertain because it will depend on the composition of WISeKey’s income and assets and the value of its assets, including goodwill, which is determined in part by reference to WISeKey’s market capitalization, which may fluctuate significantly over time. Moreover, the determination of whether WISeKey is a PFIC for any taxable year is fact-intensive and requires the application of principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Accordingly, WISeKey cannot provide any assurances regarding WISeKey’s PFIC status for 2026 or any future taxable year.

If a U.S. investor owns WISeKey shares or ADSs in any year in which WISeKey is treated as a PFIC, WISeKey will generally continue to be treated as a PFIC with respect to that U.S. investor, even if it ceases to be a PFIC in subsequent years, unless the U.S. investor makes a “deemed sale” election with respect to the shares or ADSs. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. WISeKey does not intend to provide the information that would enable investors to make a “qualified electing fund,” or QEF, election that could mitigate the adverse U.S. federal income tax consequences should WISeKey be classified as a PFIC. Therefore, prospective investors should assume that a QEF election will not be available.

For further discussion, see the Item 10.E. Taxation of this annual report titled “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.”

If a United States person is treated as owning at least 10% of WISeKey’s shares or ADSs, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. investor owns or is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of WISeKey’s shares or ADSs, such investor may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in WISeKey’s group (if any). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “net-CFC tested income,” and in certain circumstances, earnings of such corporation that are invested in U.S. property, regardless of whether such corporation makes any distributions. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. WISeKey cannot provide any assurances that it will assist investors in determining whether any of WISeKey’s non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in WISeKey’s shares or ADSs.

Risks Related to SEALSQ’s Investment Policy and Investment Portfolio

The value of SEALSQ’s investment portfolio may decline.

SEALSQ’s Investment Policy permits SEALSQ to invest from time to time in securities and certain cryptocurrencies as approved by the SEALSQ Board (collectively referred to herein as the “Approved Cryptocurrencies”), including Bitcoin, Ethereum, HBAR (which are digital assets based on an open source cryptographic protocol existing on the Hedera Network), and WECAN tokens (which are Ethereum-based native utility token compliant with the ERC-20 standard tokens issued by WeCan Group SA, (a Swiss blockchain and data compliance company in which SEALSQ has a 31.9% equity stake as of December 31, 2025)), and SEALSQ will be exposed to market volatility in connection with these investments. SEALSQ’s financial position and financial performance could be adversely affected by worsening market conditions or poor performance of such investments. Bitcoin, for example, is a highly volatile asset and has experienced significant price fluctuations over time. SEALSQ’s cryptocurrency strategy has not been tested and may prove unsuccessful. SEALSQ may also invest from time to time in nonmarketable securities and may need to hold such instruments for a long period of time and may not be able to realize a return of its cash investment should there be a need to liquidate to obtain cash at any given time. SEALSQ may also invest from time to time in securities that are interest-bearing securities and if there are changes in interest rates, those changes would affect the interest income SEALSQ earns on these investments and, therefore, impact its cash flows and results of operations, as well as the value of such assets as reflected on the balance sheet.

SEALSQ’s investment portfolio may be concentrated in just a few holdings, which may result in a single holding significantly impacting the value of its investment portfolio.

SEALSQ’s investment portfolio is overseen in accordance with the guidelines approved by the Investment Committee pursuant to the Investment Policy. SEALSQ’s investment portfolio may be concentrated in just a few holdings. Accordingly, a significant decline in the market value of one or more of such holdings may not be offset by hypothetically better performance of the other holdings, if any. This concentration of risk may result in a more pronounced effect on net income and stockholders’ equity and may result in greater volatility in the fair market value of SEALSQ’s investment portfolio from one period to another.

The trading prices of many digital assets, including the Approved Cryptocurrencies, have experienced extreme volatility in recent periods and may continue to do so. Extreme volatility in the future, including declines in the trading prices of any of the Approved Cryptocurrencies, is likely to influence SEALSQ’s financial results and the market price of its ordinary shares.

Digital assets are highly volatile assets, and to the extent SEALSQ holds material positions in the Approved Cryptocurrencies or other digital assets, fluctuations in the price of any of the Approved Cryptocurrencies or other digital assets are likely to influence its financial results and, as a result, the market price of its ordinary shares (and, potentially, the market price of WISeKey’s Class B Shares and/or ADSs). To the extent SEALSQ holds material positions in the Approved Cryptocurrencies or other digital assets, its financial results and the market price of its ordinary shares (and, potentially, the market price of WISeKey’s Class B Shares and/or ADSs) would be adversely affected, and its business and financial condition would be negatively impacted, if the price of any of the Approved Cryptocurrencies or other digital assets decreased substantially (as it has in the past, such as during 2022), including as a result of:

●	decreased user and investor confidence in any of the Approved Cryptocurrencies or other digital assets, including due to the various factors described herein;
●	investment and trading activities, such as:
o	trading activities of highly active retail and institutional users, speculators, miners and investors,
o	actual or expected significant dispositions of any of the Approved Cryptocurrencies or other digital assets by large holders, and
o	actual or perceived manipulation of the spot or derivative markets for any of the Approved Cryptocurrencies or other digital assets or spot Approved Cryptocurrencies or other digital assets exchange traded products;
●	negative publicity, media or social media coverage, or sentiment due to events in or relating to, or perception of, any of the Approved Cryptocurrencies or the broader digital assets industry;
●	changes in consumer preferences and the perceived value or prospects of any of the Approved Cryptocurrencies or other digital assets;
●	competition from other digital assets that exhibit better speed, security, scalability, or energy efficiency, that feature other more favored characteristics, that are backed by governments, including the U.S. government, or reserves of fiat currencies, or that represent ownership or security interests in physical assets;
●	a decrease in the price of other digital assets, including stablecoins, or the crash or unavailability of stablecoins that are used as a medium of exchange for Bitcoin or Ethereum purchase and sale transactions, such as the crash of the stablecoin Terra USD in 2022, to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price of Bitcoin, Ethereum or other digital assets or adversely affect investor confidence in digital assets generally;
●	the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed Bitcoin, or the transfer of substantial amounts of Bitcoin from Bitcoin wallets attributed to Mr. Nakamoto or other “whales” that hold significant amounts of Bitcoin;
●	disruptions, failures, unavailability, or interruptions in service of trading venues for any of the Approved Cryptocurrencies, such as, for example, the announcement by the digital asset exchange FTX Trading that it would freeze withdrawals and transfers from its accounts and subsequent filing for bankruptcy protection;
●	the filing for bankruptcy protection by, liquidation of, or market concerns about the financial viability of digital asset custodians, trading venues, lending platforms, investment funds, or other digital asset industry participants;

●	regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of any of the Approved Cryptocurrencies, or that adversely affect the operations of or otherwise prevent digital asset custodians, trading venues, lending platforms or other digital assets industry participants from operating in a manner that allows them to continue to deliver services to the digital assets industry;
●	further reductions in mining rewards of Bitcoin or other digital assets, including block reward halving events, which are events that occur after a specific period of time that reduce the block reward earned by “miners” who validate Bitcoin or other digital asset transactions, or increases in the costs associated with Bitcoin or other digital asset mining, including increases in electricity costs and hardware and software used in mining, that may cause a decline in support for the Bitcoin network or other digital asset networks;
●	transaction congestion and fees associated with processing transactions on the Bitcoin, Ethereum, Hedera and/or WECAN tokens or other digital asset networks;
●	macroeconomic changes, such as changes in the level of interest rates and inflation, fiscal and monetary policies of governments, trade restrictions, and fiat currency devaluations;
●	developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the Bitcoin blockchain or other digital asset blockchains and networks becoming insecure or ineffective; and
●	changes in national and international economic and political conditions.

The Approved Cryptocurrencies and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.

The Approved Cryptocurrencies and other digital assets are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects and evolving, and it is possible that regulators in the United States or other countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of any of the Approved Cryptocurrencies.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of any of the Approved Cryptocurrencies and other digital assets or the ability of individuals or institutions to own or transfer any of the Approved Cryptocurrencies and other digital assets. Regulatory authorities have been evolving in their approach to digital assets. It is not possible to predict whether, or when, any of these developments will lead to Congress granting additional authorities to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function or the willingness of financial and other institutions to continue to provide services to the digital assets industry, nor how any new regulations or changes to existing regulations might impact the value of digital assets generally, and the Approved Cryptocurrencies specifically. The consequences of increased regulation of digital assets and digital asset activities could adversely affect the market price of any of the Approved Cryptocurrencies and, in turn, adversely affect the market price of SEALSQ’s ordinary shares (and, potentially, the market price of WISeKey’s Class B Shares and/or ADSs).

Moreover, the risks of engaging in a digital asset treasury strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the digital assets industry in general, and the use and acceptance of the Approved Cryptocurrencies in particular, may also impact the price of any of the Approved Cryptocurrencies or other digital assets and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of the Approved Cryptocurrencies may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to the Approved Cryptocurrencies, institutional demand for the Approved Cryptocurrencies as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for the Approved Cryptocurrencies as a means of payment, and the availability and popularity of alternatives to the Approved Cryptocurrencies. Even if growth in the adoption of the Approved Cryptocurrencies occurs in the near or medium-term, there is no assurance that usage of the Approved Cryptocurrencies will continue to grow over the long-term.

Because the Approved Cryptocurrencies have no physical existence beyond the record of transactions on their respective blockchains and networks, a variety of technical factors related to the Approved Cryptocurrencies blockchains and networks could also impact the price of the Approved Cryptocurrencies. For example, malicious attacks by miners, inadequate mining fees to incentivize validating of Bitcoin transactions, hard “forks” of the Bitcoin blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the Bitcoin blockchain or other digital asset blockchains and networks and negatively affect the price of Bitcoin or other digital assets. The liquidity of Bitcoin or other digital assets may also be reduced and damage to the public perception of Bitcoin or other digital assets may occur, if financial institutions were to deny or limit banking services to businesses that hold Bitcoin, provide Bitcoin or other digital asset-related services or accept Bitcoin or other digital assets as payment, which could also decrease the price of Bitcoin or other digital assets. Similarly, the open-source nature of the Bitcoin blockchain or other digital asset blockchains means the contributors and developers of the Bitcoin blockchain or other digital assets are generally not directly compensated for their contributions in maintaining and developing the blockchain, and any failure to properly monitor and upgrade such blockchains could adversely affect such blockchains and negatively affect the price of Bitcoin or other digital assets.

The launch of central bank digital currencies (“CBDCs”) may change consumer preferences and the perceived value or prospects of digital assets.

The introduction of a government-issued digital currency could eliminate or reduce the need or demand for private-sector issued crypto currencies, or significantly limit their utility. National governments around the world could introduce CBDCs, which could in turn limit the size of the market opportunity for cryptocurrencies, and change consumer preferences and the perceived value or prospects of digital assets.

HBAR is the native token of the Hedera public network, which differs materially from conventional blockchains. Investing in or holding HBAR could expose SEALSQ to risks specific to Hedera’s technology, governance, and token economics.

The Hedera network is governed and controlled by the Hedera Governing Council, which is comprised of a limited number of multinational corporations and academic institutions, and it retains the authority to direct protocol upgrades, determine validator participation, and influence network policy. Therefore, control is concentrated in a small group and decisions adverse to HBAR holders could be made without broad community consent. Hedera’s hashgraph consensus algorithm remains relatively new and previously undiscovered weaknesses may emerge as usage grows. Certain features of HBAR, such as token freezing, KYC/AML compliance flags, and issuer-controlled minting and burning, could expose network participants and developers to heightened scrutiny under evolving securities, commodities, and payments regulations across multiple jurisdictions.

The WECAN tokens are novel, highly speculative digital assets that entail risks beyond those inherent in Ethereum-based ERC-20 tokens

WECAN tokens rely on a proprietary and semi-permissioned infrastructure, which may concentrate operational control and create a single point of systemic failure. Given that the WECAN tokens are used in digital identity, such as KYC/AML verification, and data auditability functions, there is a risk of heightened exposure to regulatory and compliance oversight across multiple jurisdictions. Since the WECAN tokens have low trading volumes and a high token supply, there is a greater risk of price manipulation, impaired secondary market exit, and dilution upon the release of vested or reserved token allocations. Further, the success of the WECAN token, in part, is dependent on enterprise adoption and strategic partnerships and if those do not materialize, the WECAN token may lose value or cease to exist. The WECAN token is built on the ERC-20 standard, and it is, therefore, exposed to technical vulnerabilities in the ERC-20 standard and in any bridging mechanisms used to link Ethereum and the WECAN infrastructure.

Changes in the governance of a digital asset network or protocol may not receive sufficient support from users and validators, which may negatively affect that digital asset network’s or protocol’s ability to grow and respond to challenges.

The governance of some digital asset networks and protocols, such as the Bitcoin and Ethereum Networks, is generally by voluntary consensus and open competition. For such networks and protocols, there may be a lack of consensus or clarity on that network’s or protocol’s governance, which may stymie such network’s or protocol’s utility, adaptability and ability to grow and face challenges. The foregoing notwithstanding, the underlying software for some digital networks and protocols is informally or formally managed or developed by a group of core developers that propose amendments to the relevant network’s or protocol’s source code. Core developers’ roles may evolve over time, generally based on self-determined participation.

If a significant majority of users and validators were to adopt amendments to the networks for the Approved Cryptocurrencies based on the proposals of such core developers, the networks for the Approved Cryptocurrencies would be subject to new source code that may adversely affect the value of the Approved Cryptocurrencies.

As a result of the foregoing, it may be difficult to find solutions or marshal sufficient effort to overcome any future problems, especially long-term problems, on digital asset networks.

If SEALSQ or its third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to its Approved Cryptocurrencies, or if its private keys are lost or destroyed, or other similar circumstances or events occur, SEALSQ may lose some or all of its Approved Cryptocurrencies and its financial condition and results of operations could be materially adversely affected.

Security breaches and cyberattacks are of particular concern with respect to SEALSQ’s holdings and potential holdings of the Approved Cryptocurrencies or other digital assets. The Approved Cryptocurrencies and other blockchain-based cryptocurrencies and the entities that provide services to participants in the digital asset ecosystems have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange, although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading digital asset exchange and reportedly stole over $400 million in digital assets from customers. A successful security breach or cyberattack could result in:

●	a partial or total loss of SEALSQ’s Approved Cryptocurrencies in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians that its may engage to hold its Approved Cryptocurrencies;
●	harm to SEALSQ’s reputation and brand;
●	improper disclosure of data and violations of applicable data privacy and other laws; or
●	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether SEALSQ is directly impacted, could lead to a general loss of confidence in the broader blockchain ecosystem or in the use of the blockchain ecosystems to conduct financial transactions, which could negatively impact SEALSQ.

Attacks upon systems across a variety of industries, including industries related to Bitcoin and/or Ethereum, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on SEALSQ’s systems or those of its third-party service providers or partners. SEALSQ may experience breaches of its security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, SEALSQ expects that unauthorized parties will attempt, to gain access to its systems and facilities, as well as those of its partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm SEALSQ even if its systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and SEALSQ may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work-from-home arrangements. The risk of cyberattacks could also be increased by cyberwarfare in connection with the ongoing or future military and/or geopolitical conflicts, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of its operations or those of others in the digital asset industry, including third-party services on which SEALSQ relies, could materially and adversely affect its financial condition and results of operations.

SEALSQ faces risks relating to the custody of any Approved Cryptocurrency it may hold, including the loss or destruction of private keys required to access such digital assets and cyberattacks or other data loss relating to its digital assets.

SEALSQ intends to hold its Approved Cryptocurrencies with regulated custodians that have duties to safeguard its private keys. SEALSQ’s holdings of any of its Approved Cryptocurrencies may be concentrated with a single custodian from time to time. Considering the significant amount of Approved Cryptocurrencies SEALSQ may hold, it would seek to engage additional custodians to achieve a greater degree of diversification in the custody of its Approved Cryptocurrencies it may hold as the extent of potential risk of loss is dependent, in part, on the degree of diversification. If there is a decrease in the availability of digital asset custodians that SEALSQ believes can safely custody any of the Approved Cryptocurrencies it may hold, for example, due to regulatory developments or enforcement actions that cause custodians to discontinue or limit their services in the United States or consolidation in the custody industry, SEALSQ may need to take other measures to custody any of the Approved Cryptocurrencies it may hold, and its ability to seek a greater degree of diversification in the use of custodial services would be materially adversely affected.

Any insurance that SEALSQ obtains that would covers losses of its holdings of digital assets may only cover a small fraction of the value of the entirety of its digital asset holdings, and there can be no guarantee that such insurance will be maintained as part of the custodial services SEALSQ may have or that such coverage will cover losses with respect to its digital assets. Moreover, the use of custodians may expose SEALSQ to the risk that the digital assets that custodians may hold on its behalf could be subject to insolvency proceedings and it could be treated as a general unsecured creditor of the custodian, inhibiting its ability to exercise ownership rights with respect to such digital assets. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage SEALSQ may maintain related to its digital assets.

The Approved Cryptocurrencies are controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which such digital assets are held. While the blockchain ledger for the Approved Cryptocurrencies requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the Approved Cryptocurrencies held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither SEALSQ nor its custodians will be able to access the Approved Cryptocurrencies held in the related digital wallet. Furthermore, SEALSQ cannot provide assurance that its digital wallets, nor the digital wallets of its custodians held on its behalf, will not be compromised as a result of a cyberattack. The Bitcoin and blockchain ledger, as well as other digital assets and Decentralized Ledger technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

SEALSQ’s digital asset treasury strategy exposes SEALSQ to risk of non-performance by counterparties.

Its digital asset treasury strategy exposes SEALSQ to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes inability or refusal of a counterparty to perform because of a deterioration in the counterparty’s financial condition and liquidity or for any other reason. For example, SEALSQ’s execution partners, custodians, or other counterparties might fail to perform in accordance with the terms of its agreements with them, which could result in a loss of the digital assets, a loss of the opportunity to generate funds, or other losses.

One of the counterparty risks with respect to digital assets is custodian default in the performance of obligations under the various custody arrangements SEALSQ may enter into. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, SEC enforcement actions against other providers, and placement into receivership or civil fraud lawsuit against digital asset industry participants have highlighted the perceived and actual counterparty risk applicable to digital asset ownership and trading. Legal precedent created in these bankruptcy and other proceedings may increase the risk of future rulings adverse to its interests in the event one or more of its custodians becomes a debtor in a bankruptcy case or is the subject of other liquidation, insolvency or similar proceedings.

While custodians are subject to regulatory regimes intended to protect customers in the event of a custodial bankruptcy, receivership or similar insolvency proceeding, no assurance can be provided that any custodially-held digital assets will not become part of the custodian’s insolvency estate if one or more of the custodians enters bankruptcy, receivership or similar insolvency proceedings. Additionally, if SEALSQ pursues any strategies to create income streams or otherwise generate funds using its digital assets, it would become subject to additional counterparty risks. Although no such strategies are contemplated at this time, SEALSQ will need to carefully evaluate market conditions, including price volatility as well as service provider terms and market reputations and performance, among others, prior to implementing any such strategy, all of which could affect its ability to successfully implement and execute on any such future strategy. These risks, along with any significant non-performance by counterparties, including in particular the custodians with which SEALSQ may custody substantially all of its digital assets, could have a material adverse effect on its business, prospects, financial condition, and operating results.

The availability of spot Bitcoin Exchange Traded Products and Ethereum Exchange Traded Products (ETPs) may adversely affect the market price of SEALSQ’s ordinary shares.

Although Bitcoin, Ethereum and other digital assets have experienced a surge of investor attention since Bitcoin was invented in 2008, until recently investors in the United States had limited means to gain direct exposure to Bitcoin and Ethereum through traditional investment channels, and instead generally were only able to hold Bitcoin and Ethereum through “hosted” wallets provided by digital asset service providers or through “unhosted” wallets that expose the investor to risks associated with loss or hacking of their private keys. Given the relative novelty of digital assets, general lack of familiarity with the processes needed to hold Bitcoin or Ethereum directly, as well as the potential reluctance of financial planners and advisers to recommend direct Bitcoin or Ethereum holdings to their retail customers because of the manner in which such holdings are custodied, some investors have sought exposure to Bitcoin and Ethereum through investment vehicles that hold Bitcoin and Ethereum, respectively, and issue shares representing fractional undivided interests in their underlying Bitcoin or Ethereum holdings. These vehicles, which were previously offered only to “accredited investors” on a private placement basis, have in the past traded at substantial premiums or discounts to net asset value, or NAV, possibly due to the relative scarcity of traditional investment vehicles providing investment exposure to Bitcoin or Ethereum, or due to the inability to convert such instruments to digital asset holdings, or withdraw digital assets from such facilities.

In 2024, the SEC approved the listing and trading of spot Bitcoin ETPs and spot Ethereum ETPs, the shares of which can be sold in public offerings and are traded on U.S. national securities exchanges. To the extent investors view SEALSQ’s ordinary shares as providing exposure to Bitcoin or Ethereum, it is possible that the value of its ordinary shares may have included (or may in the future include) a premium over the value of Bitcoin or Ethereum SEALSQ was expected to hold (or that it may in the future hold) due to the prior scarcity of traditional investment vehicles providing investment exposure to Bitcoin or Ethereum or may be subject to declined due to investors now having a greater range of options to gain exposure to Bitcoin and Ethereum and investors choosing to gain such exposure through ETPs rather than SEALSQ’s ordinary shares.

Although SEALSQ is an operating company with a post-quantum technology hardware and software solutions business, and it believes it offers a different value proposition than a passive Bitcoin or Ethereum investment vehicle such as a spot Bitcoin ETP or spot Ethereum ETP, investors may nevertheless view SEALSQ’s ordinary shares as an alternative to an investment in an ETP, and choose to purchase shares of a spot Bitcoin ETP or spot Ethereum ETP instead of its ordinary shares. They may do so for a variety of reasons, including if they believe that ETPs offer a “pure play” exposure to Bitcoin or Ethereum that is generally not subject to federal income tax at the entity level as SEALSQ is, or the other risk factors applicable to an operating business, such as SEALSQ’s. Additionally, unlike spot Bitcoin ETPs or spot Ethereum ETPs, SEALSQ (i) does not seek for its shares to track the value of the underlying Bitcoin or Ethereum SEALSQ holds before payment of expenses and liabilities, (ii) does not benefit from various exemptions and relief under the Securities Exchange Act of 1934, as amended, including Regulation M, and other securities laws, which enable spot Bitcoin ETPs and spot Ethereum ETPs to continuously align the value of their shares to the price of the underlying Bitcoin or Ethereum they hold through share creation and redemption, (iii) are a British Virgin Islands corporation rather than a statutory trust, and do not operate pursuant to a trust agreement that would require SEALSQ to pursue one or more stated investment objectives, and (iv) is not required to provide daily transparency as to SEALSQ’s Bitcoin and Ethereum holdings or its daily NAV. Furthermore, recommendations by broker-dealers to buy, hold, or sell complex products and non-traditional ETPs, or an investment strategy involving such products, may be subject to additional or heightened scrutiny that would not be applicable to broker-dealers making recommendations with respect to its ordinary shares.

As a result of the foregoing factors, availability of spot Bitcoin ETPs and spot Ethereum ETPs on U.S. national securities exchanges could have a material adverse effect on the market price of SEALSQ’s ordinary shares.

SEALSQ’s digital asset treasury strategy subjects it to enhanced regulatory oversight.

As noted above, several spot Bitcoin ETPs and spot Ethereum ETPs have received approval from the SEC to list their shares on a U.S. national securities exchange with continuous share creation and redemption at NAV. Even though SEALSQ is not, and does not function in the manner of, a spot Bitcoin ETP or a spot Ethereum ETP, it is possible that it nevertheless could face regulatory scrutiny from the SEC or other federal or state agencies due to SEALSQ’s holdings of digital assets. For example, if SEALSQ holds a substantial portion of its assets in the form of digital assets, or if it earns a substantial portion of its income from digital assets, regulators could take the position that SEALSQ is a commodity pool operator or otherwise subject to regulations (including registration requirements) under the Commodity Exchange Act of 1936 (as amended, the “CEA”) and/or, to the extent such digital assets are treated as securities, that SEALSQ is an investment company subject to regulations (including registration requirements) under the Investment Company Act of 1940 (as amended, the “ICA”). SEALSQ currently does not believe that its planned digital asset treasury strategy will require registration under the CEA or the ICA, but if regulators believe otherwise, it could be subject to enforcement action, or it may be required to discontinue such strategy or incur substantial costs to register and comply with regulations under the CEA and/or the ICA.

As discussed in more detail below, the SEC and U.S. Commodity Futures Trading Commission (the “CFTC”) recently issued the Joint Interpretation (as defined below), which provides some comfort that certain of the digital assets held and planned to be held by SEALSQ are not, in and of themselves, securities for purposes of the federal securities laws. However, as further discussed below, certain digital assets SEALSQ holds or plans to hold, such as WECAN tokens, are not specifically mentioned in the Joint Interpretation, and there is uncertainty as to whether such unmentioned digital assets may be treated as securities under the federal securities laws. Even for digital assets that the Joint Interpretation specifically mentions as not being securities in and of themselves, it is possible that certain transactions in such digital assets may nonetheless be considered investment contracts, and thus securities for purposes of the federal securities laws.

In addition, there has been increasing focus on the extent to which digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. While SEALSQ has implemented and maintains policies and procedures reasonably designed to promote compliance with applicable anti-money laundering and sanctions laws and regulations and plans take care to only acquire its digital assets through entities subject to anti-money laundering regulation and related compliance rules in the United States, if SEALSQ is found to have purchased any of its Approved Cryptocurrencies from bad actors that have used digital assets to launder money or persons subject to sanctions, it may be subject to regulatory proceedings and any further transactions or dealings in digital assets by SEALSQ may be restricted or prohibited.

Additional laws, guidance and policies may be issued by domestic and foreign regulators following the filing for Chapter 11 bankruptcy protection by FTX Trading, one of the world’s largest cryptocurrency exchanges, in November 2022. U.S. and foreign regulators have also increased, and are highly likely to continue to increase, enforcement activity, and are likely to adopt new regulatory requirements in response to FTX Trading’s collapse. Increased enforcement activity and changes in the regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government or any new legislation affecting digital assets, as well as enforcement actions involving or impacting SEALSQ’s trading venues, counterparties and custodians, may impose significant costs or significantly limit its ability to hold and transact in digital assets.

In addition, private actors that are wary of digital assets or the regulatory concerns associated with digital assets may in the future take further actions that may have an adverse effect on SEALSQ’s business or the market price of its ordinary shares.

Due to the currently unregulated nature and lack of transparency surrounding the operations of many digital asset trading venues, digital asset trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in digital asset trading venues and adversely affect the value of SEALSQ’s digital assets.

Digital asset trading venues are relatively new and, in many cases, unregulated. Even if regulated, such venues may not be complying with such regulations. Furthermore, there are many crypto assets trading venues that do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in digital asset trading venues, including prominent exchanges that handle a significant volume of Bitcoin, Ethereum or other digital asset trading and/or are subject to regulatory oversight, in the event one or more Bitcoin, Ethereum or other digital asset trading venues cease or pause for a prolonged period the trading of Bitcoin, Ethereum or other digital assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.

In 2019 there were reports claiming that 80-95% of Bitcoin trading volume on trading venues was false or non-economic in nature, with specific focus on currently unregulated exchanges located outside of the United States. Any actual or perceived false trading in the digital asset markets, and any other fraudulent or manipulative acts and practices, could adversely affect the value of SEALSQ’s Approved Cryptocurrencies. Negative perception, a lack of stability in the broader digital asset markets and the closure, temporary shutdown or operational disruption of digital asset trading venues, lending institutions, institutional investors, institutional miners, custodians, or other major participants in the digital asset ecosystem, due to fraud, business failure, cybersecurity events, government-mandated regulation, bankruptcy, or for any other reason, may result in a decline in confidence in any of the Approved Cryptocurrencies and the broader digital asset ecosystem and greater volatility in the price of the Approved Cryptocurrencies. For example, in 2022, each of Celsius Network, Voyager Digital, Three Arrows Capital, FTX Trading, and BlockFi filed for bankruptcy, following which the market prices of Bitcoin and other digital assets significantly declined. As the price of SEALSQ’s ordinary shares could be affected by the value of any digital assets SEALSQ may hold, the failure of a major participant in the digital asset ecosystem could have a material adverse effect on the market price of its ordinary shares.

SEALSQ’s failure to deal appropriately with conflicts of interest could adversely affect its businesses.

Some of SEALSQ’s executive officers, members of its Investment Committee and members of the Board of Directors engage in personal investment activities. These personal investments, done in their individual capacities or through affiliated investment vehicles, may give rise to potential conflicts or perceived conflicts between the personal financial interests of the executive officers, members of its Investment Committee or members of the Board of Directors and the interests of SEALSQ, any of its subsidiaries or any stockholder other than such executive officers, members of its Investment Committee or members of the SEALSQ Board of Directors.

SEALSQ’s (and as a result WISeKey’s) historical financial statements does not reflect the potential variability in earnings that it may experience in the future relating to holdings of digital assets.

SEALSQ’s (and as a result WISeKey’s) historical financial statements does not fully reflect the potential variability in earnings that it may experience in the future from acquiring, holding or selling significant amounts of digital assets.

The price of Bitcoin and other digital assets has historically been subject to dramatic price fluctuations and is highly volatile.

SEALSQ expects to determine the fair value of its Approved Cryptocurrencies based on quoted (unadjusted) prices on the applicable exchange (if available), and following adoption of ASU 2023-08, will be required to measure its holdings of the Approved Cryptocurrencies at fair value in SEALSQ’s statement of financial position, and to recognize gains and losses from changes in the fair value of its Approved Cryptocurrencies in net income each reporting period, which may create significant volatility in SEALSQ’s reported earnings and decrease the carrying value of its digital assets, which in turn could have a material adverse effect on the market price of its ordinary shares. Conversely, any sale of SEALSQ’s Approved Cryptocurrencies at prices above its carrying value for such assets creates a gain for financial reporting purposes even if SEALSQ would otherwise incur an economic or tax loss with respect to such transaction, which also may result in significant volatility in its reported earnings.

Due in particular to the volatility in the price of Bitcoin, Ethereum and HBAR, SEALSQ expects SEALSQ’s adoption of ASU 2023-08 may increase the volatility of its financial results and it could significantly affect the carrying value of SEALSQ’s Bitcoin and Ethereum on its balance sheet. Due to the investment in WeCan Group SA, the developer of the WeCan token, SEALSQ’s investment in the WeCan token will be valued at cost and reviewed periodically for indicators of impairment. Gains in the value of the WECAN token will only be recognized upon sale of the token.

Due to anticipated future purchases, SEALSQ expects that the proportion of its total assets represented by its holdings of the Approved Cryptocurrencies will increase in the future. As a result, and in particular with respect to the periods with respect to which ASU 2023-08 will apply, and for all future periods, volatility in its earnings may be significantly more than what SEALSQ experienced in prior periods.

The emergence or growth of new digital assets, including those with significant private or public sector backing, could have a negative impact on the price of the Approved Cryptocurrencies and adversely affect SEALSQ’s business.

There are numerous alternative digital assets and many entities, including consortiums and financial institutions, that are researching and investing resources into private or permissioned blockchain platforms or digital assets. If such new digital assets are perceived as superior to those SEALSQ may hold, those new digital assets could gain market share relative to those it may hold and the value of digital assets it may hold could decline or otherwise be lower than it otherwise would have been.

Additionally, central banks in some countries have started to introduce digital forms of legal tender. For example, China’s Central Bank Digital Currency (“CBDC”) project was made available to consumers in January 2022, and governments including the United States, the United Kingdom, the European Union, and Israel have been discussing the potential creation of new CBDCs. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could also compete with, or replace, Bitcoin, Ethereum and other digital assets SEALSQ may hold as a medium of exchange or store of value. As a result, the emergence or growth of these or other digital assets could cause the market price of the Approved Cryptocurrencies it may hold to decrease, which could have a material adverse effect on SEALSQ’s business, prospects, financial condition, and operating results.

SEALSQ’s holdings of digital assets will be less liquid than its existing cash and cash equivalents and may not be able to serve as a source of liquidity for it to the same extent as cash and cash equivalents.

Historically, the digital asset markets have been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent to entirely electronic, virtual form and decentralized networks. During times of market instability, SEALSQ may not be able to sell its digital assets at favorable prices or at all. For example, a number of Bitcoin trading venues temporarily halted deposits and withdrawals in 2022. As a result, SEALSQ’s holdings of digital assets may not be able to serve as a source of liquidity for SEALSQ to the same extent as cash and cash equivalents. Further, the Approved Cryptocurrencies SEALSQ intends to hold with its custodians and transact with its trade execution partners do not (and may not in the future) enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, SEALSQ may be unable to enter into term loans or other capital raising transactions collateralized by its unencumbered digital assets, or otherwise generate funds using digital asset holdings, including in particular during times of market instability or when the price of its digital assets has declined significantly. If SEALSQ is unable to sell its digital assets, enter into additional capital raising transactions using its digital assets as collateral, or otherwise generate funds using its digital asset holdings, or if SEALSQ is forced to sell its digital assets at a significant loss, in order to meet its working capital requirements, its business and financial condition could be negatively impacted.

SEALSQ is not registered as an investment company under the Investment Company Act of 1940 (as amended, the “ICA”) or as a Commodity Pool Operator, Commodity Trading Advisor or otherwise under the Commodity Exchange Act of 1936 (as amended, the “CEA”) and shareholders do not have the protections associated with ownership of shares in a registered investment company under the ICA nor the protections afforded by the CEA.

The ICA is designed to protect investors by preventing insiders from managing investment companies to their benefit and to the detriment of public investors, such as the issuance of securities having inequitable or discriminatory provisions; the management of investment companies by irresponsible persons; the use of unsound or misleading methods of computing earnings and asset values; changes in the character of investment companies without the consent of investors; and investment companies engaging in excessive leveraging. To accomplish these ends, the ICA requires the safekeeping and proper valuation of fund assets, restricts greatly transactions with affiliates, limits leveraging, and imposes governance requirements as a check on fund management.

The SEALSQ Group is not registered as an investment company under the ICA, and believes that it is not required to register as such under the ICA. Consequently, its shareholders do not have the regulatory protections provided to investors in investment companies.

SEALSQ will not hold or trade in commodity futures contracts regulated by the CEA, as administered by the CFTC, and believes that it is not a commodity pool for purposes of the CEA, and is not subject to regulation by the CFTC as a commodity pool operator or a commodity trading advisor. Consequently, SEALSQ’s shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.

Regulatory change reclassifying Bitcoin, Ethereum or other digital assets as a security could lead to SEALSQ’s classification as an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act, and could adversely affect the market price of Bitcoin, Ethereum or its other digital asset holdings and the market price of its ordinary shares.

Under Sections 3(a)(1)(A) and (C) of the ICA, a company generally will be deemed to be an “investment company” for purposes of the ICA if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. SEALSQ does not believe that it is an “investment company,” as such term is defined in the ICA, and is not registered as an “investment company” under the ICA as of the date hereof.

A determination that the digital assets SEALSQ holds are securities could lead to its classification as an “investment company” under the ICA, if the portion of its assets consisting of digital assets treated as securities, together with other securities SEALSQ holds, exceeds the applicable thresholds in the ICA, which would subject it to significant additional regulatory controls that could have a material adverse effect on its business and operations and may also require SEALSQ to change the manner in which it conducts its business.

On March 17, 2026, the SEC and CFTC issued a joint interpretation (Application of the Federal Securities Laws to Certain Types of Crypto Assets and Certain Transactions Involving Crypto Assets, Release Nos. 33-11412, 34-105020) regarding the application of federal securities laws to certain types of digital assets and transactions, or the Joint Interpretation. According to the Joint Interpretation, based on the SEC’s understanding of their characteristics, terms, and functions as of the date of the Joint Interpretation, Bitcoin (BTC), Ether (ETH), Hedera (HBAR) and certain other digital assets would not, in and of themselves, be considered securities for purposes of the federal securities laws. However, the Joint Interpretation does not mention certain digital assets SEALSQ holds or plans to hold, such as WECAN tokens, and thus, there is uncertainty as to whether such unmentioned digital assets may be treated as securities under the federal securities laws. While the Joint Interpretation provides comfort that Bitcoin, Ether, Hedera and certain other digital assets SEALSQ holds or plans to hold are not securities in and of themselves, certain transactions in such digital assets may nonetheless be considered investment contracts, and thus securities for purposes of the federal securities laws. The Joint Interpretation provides further comfort that specific transactions in non-securities digital assets, such as certain staking and mining services, would not be considered investment contracts. However, the Joint Interpretation does not discuss all digital asset-related activities and transactions that SEALSQ may undertake, and it is possible that certain of those activities or transactions could be determined to involve an investment contract, and thus, the holding, offer or sale of a security by SEALSQ for purposes of federal securities laws.

SEALSQ monitors its assets and income for compliance under the ICA and seeks to conduct its business activities in a manner such that it does not fall within its definitions of “investment company” or that SEALSQ qualifies under one of the exemptions or exclusions provided by the ICA and corresponding SEC regulations. If any of its digital assets are determined to constitute a security for purposes of the federal securities laws, SEALSQ would take steps to reduce the percentage of such digital assets that constitute investment securities under the ICA. These steps may include, among others, selling SEALSQ’s digital assets that SEALSQ might otherwise hold for the long term and deploying its cash in non-investment assets, and it may be forced to sell its digital assets at unattractive prices. SEALSQ may also seek to acquire additional non-investment assets to maintain compliance with the ICA, and it may need to incur debt, issue additional equity or enter into other financing arrangements that are not otherwise attractive to SEALSQ’s business. Any of these actions could have a material adverse effect on SEALSQ’s results of operations and financial condition. Moreover, SEALSQ can make no assurance that it would successfully be able to take the necessary steps to avoid being deemed to be an investment company. If it were unsuccessful, then SEALSQ would have to register as an investment company, and the additional regulatory restrictions imposed by ICA could adversely affect the market price of its digital assets and in turn adversely affect the market price of SEALSQ’s ordinary shares (and, potentially, the market price of WISeKey’s Class B Shares and/or ADSs).

SEALSQ’s custodially-held digital assets may become part of the custodian’s insolvency estate if one or more of its custodians enters bankruptcy, receivership or similar insolvency proceedings.

If digital assets SEALSQ may hold with custodians are considered to be the property of its custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, SEALSQ could be treated as a general unsecured creditor of such custodians, inhibiting its ability to exercise ownership rights with respect to such digital assets and this may ultimately result in the loss of the value related to some or all of such digital assets. A series of high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, including Signature Bank and Silvergate Bank, SEC enforcement actions against Coinbase, Inc. and Binance Holdings Ltd., the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada’s Department of Business and Industry, and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General against Genesis Global Capital, its parent company Digital Currency Group, Inc., and former partner Gemini Trust Company, have highlighted the counterparty risks applicable to owning and transacting in digital assets. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price, and use of digital assets, limit the availability to SEALSQ of financing collateralized by digital assets, or create or expose additional counterparty risks. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage SEALSQ may maintain related to digital asset holdings it may have. Even if SEALSQ is able to prevent any digital assets it may hold from being considered the property of a custodian’s bankruptcy estate as part of an insolvency proceeding, it is possible that it would still be delayed or may otherwise experience difficulty in accessing any digital assets it may hold with the affected custodian during the pendency of the insolvency proceedings. Any such outcome could have a material adverse effect on its financial condition and the market price of its ordinary shares (and, potentially, the market price of WISeKey’s Class B Shares and/or ADSs).

A temporary or permanent blockchain “fork” to its digital assets could adversely affect SEALSQ’s business.

Blockchain protocols, including Bitcoin, Ethereum and the Hedera network, are open source. Any user can propose modifications to the protocol software. If a substantial majority of participants—such as miners in proof-of-work systems or validators in proof-of-stake systems—agree to adopt a proposed change, the modification may be implemented, allowing the protocol to evolve without disrupting network functionality. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork”, i.e., “split” of the impacted blockchain protocol network and respective blockchain, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two parallel versions of the Bitcoin or other blockchain protocol network, as applicable, running simultaneously, but with each split network’s digital asset lacking interchangeability. A “hard fork” – where there is disagreement among the users about the rules of the network – can have a significant negative impact on value of the digital asset.

The Bitcoin network has been subject to “forks” that resulted in the creation of new networks, including Bitcoin cash ABC, Bitcoin cash SV, Bitcoin diamond, Bitcoin gold and others. Some of these forks have caused fragmentation among platforms as to the correct naming convention for forked crypto assets. Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked digital assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked digital assets, and which results in further confusion to customers as to the nature of assets they hold on platforms, and which can negatively impact the value of the digital assets. In addition, several of these forks were contentious and as a result, participants in certain communities may harbor ill will towards other communities. As a result, certain community members may take actions that adversely impact the use, adoption, and price of Bitcoin, or any of their forked alternatives.

Furthermore, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded Ethereum through at least October 2016, resulting in significant losses to some crypto asset platforms. Similar replay attacks occurred in connection with the Bitcoin cash and Bitcoin cash SV network split in November 2018. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making digital assets that rely on proof-of-work more susceptible to attack, as has occurred with Ethereum Classic.

SEALSQ intends to recognize forked and airdropped assets consistent with its custodians’ practices and policies. SEALSQ may not immediately or ever have the ability to withdraw a forked or airdropped Bitcoin, Ethereum or other digital assets that is received or created with respect to Bitcoin, Ethereum and/or other digital assets that it holds with SEALSQ’s custodians. Future forks may occur at any time. A fork can lead to a disruption of networks and SEALSQ’s information technology systems, cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of assets.

The due diligence procedures conducted by SEALSQ and its liquidity provider to mitigate transaction risk may fail to prevent transactions with a sanctioned entity.

SEALSQ plans to execute trades through liquidity providers, and will rely on these third parties to implement controls and procedures to mitigate the risk of transacting with sanctioned entities. While SEALSQ expects such third-party service providers to conduct their business in compliance with applicable laws and regulations and in accordance with its contractual arrangements, there is no guarantee that they will do so. Accordingly, SEALSQ may be exposed to risk that its due diligence procedures may fail. If SEALSQ is found to have transacted in digital assets with bad actors that have used digital assets to launder money or with persons subject to sanctions, it may be subject to regulatory proceedings, or digital asset may be subject to freezing or forfeiture and any further transactions or dealings in digital assets by SEALSQ may be restricted or prohibited.

Item 4.Information on the Company

A.History and Development of WISeKey

WISeKey is a Swiss stock corporation (Aktiengesellschaft) of unlimited duration with limited liability under the laws of Switzerland and registered in the Commercial Register of the Canton of Zug, Switzerland, on December 3, 2015 under the register number CHE-143.782.707. WISeKey is registered under the company name “WISeKey International Holding AG” and has its registered office and principal executive offices at General-Guisan-Strasse 6, 6300 Zug, Switzerland. WISeKey International Holding AG is the parent company of WISeKey SA, which was established in 1999. WISeKey’s address on the Internet is http://www.wisekey.com. The information on WISeKey’s website is not incorporated by reference in this annual report.

On February 1, 2021, WISeKey acquired a controlling interest in arago GmbH and its affiliates, arago Da Vinci GmbH, arago Technology Solutions Private Ltd, and arago US Inc (together “arago” or the “arago Group”) through conversion of a CHF 5 million loan to arago into 51% of arago’s share capital carrying 51% of the voting rights. arago is a leading German technology company that provides AI to enterprises globally through knowledge automation.

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

On April 1, 2022, SEALSQ (formerly known as SEAL (BVI) Corp.) was incorporated under the laws of the British Virgin Islands. SEALSQ is currently a wholly owned subsidiary of WISeKey. SEALSQ was incorporated by WISeKey to serve as the holding company of 2 subsidiaries and 1 branch (which currently represents WISeKey’s global semiconductor business). Pursuant to an internal restructuring of WISeKey on January 1, 2023, WISeKey transferred the ownership of SEALSQ France SAS (formerly known as VaultIC SAS), a French semiconductor manufacturer and distributor, WISeKey IoT Japan KK, a Japan-based sales subsidiary of SEALSQ France SAS, and WISeKey Semiconductors, Taiwan Branch, a Taiwan- based sales and support branch of SEALSQ France SAS, to SEALSQ in a share exchange.

SEALSQ filed a registration statement on Form F-1 pursuant to the Securities Act of 1933 with the U.S. Securities and Exchange Commission (“SEC”) to effect a partial spin-off of SEALSQ Corp currently a wholly-owned subsidiary that acts as the holding company forWISeKey’s semiconductor business. Such registration statement was declared effective by the SEC on March 29, 2023.

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

On June 22, 2023, WISeKey’s shareholders approved the Board of Directors’ proposals to effect a 50:1 reverse stock split (the “Reverse Split”) with respect to Class B Shares and a 25:1 reverse stock split with respect to the Class A Shares. As a result of the different reverse stock split ratios, the aggregate voting power of the Class A Shares has been increased relative to the aggregate voting power of the Class A Shares prior to the effectiveness of the reverse stock split. As a result of the reverse stock split of the Class B Shares and a subsequent reverse split of the ADSs on July 5, 2023, each ADS now represents one-half (1/2) of one Class B Share.

On October 4, 2023, SEALSQ transferred the listing of its ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market.

On June 27, 2024, WISeKey’s shareholders approved the Board of Directors’ proposals to proceed with a reduction of the nominal value of: (i) each WISeKey Class B Share with a nominal value of CHF 2.50 by an amount of CHF 2.40 to CHF 0.10; and (ii) each WISeKey Class A Share with a nominal value of CHF 0.25 by an amount of CHF 0.24 to CHF 0.01, and an allocation of the aggregate nominal value reduction amount of CHF 8,461,555.201 to WISeKey’s statutory capital reserves from capital contribution.

On June 27, 2025, WISeKey’s shareholders approved all agenda items proposed by the Board of Directors, including its annual and consolidated financial statements for the financial year ended December 31, 2024, granted discharge to the members of the Board of Directors and executive management, and approved amendments to the Articles to increase the capital band and the conditional share capital for financing and share-based compensation purposes.

On August 4, 2025, SEALSQ received final approval from the French Ministry of the Economy, Finance and Industrial and Digital Sovereignty under applicable foreign investment regulations and completed the acquisition of 100% of the share capital and voting rights of IC’Alps from its shareholders.

On October 27, 2025, SEALSQ transferred the listing of its ordinary shares from the Nasdaq Capital Market to the Nasdaq Global Select Market.

On November 9, 2025, WISeKey entered into a definitive business combination agreement with Columbus Acquisition Corp., a publicly traded special purpose acquisition company, pursuant to which WISeKey’s wholly owned subsidiary WISeSat.Space Corp is expected to become a publicly listed company on the Nasdaq Stock Market following completion of the transaction.

On November 18, 2025, WISeKey announced its intention to change its place of incorporation from Switzerland to the British Virgin Islands through a proposed cross-border merger of WISeKey International Holding Ltd with and into its wholly owned British Virgin Islands subsidiary, WISeKey International Corp (“WISeKey BVI”). The merger is expected to occur in 2026, subject to shareholder approval and other customary closing conditions.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

B.Business Overview

The WISeKey Group is at the forefront of authentication and cybersecurity technology. It develops, markets, hosts and supports a range of solutions that enable the secure digital identification and communication of people, content and objects, by generating digital identities that enable its clients to monetize their existing user bases and, at the same time, expand their own eco-system securely by ensuring only authenticated objects and people can connect. The WISeKey Group operates through five core verticals: (i) SEALSQ, the semiconductors vertical delivering post-quantum cryptography hardware and secure microcontrollers; (ii) WISeSat, the satellite vertical providing secure space-based infrastructure and communications; (iii) SEALCOIN, the transactional-IoT (t-IoT) and machine-to-machine (M2M) communication vertical enabling autonomous device transactions on the blockchain; (iv) WISeID, the trust services and digital identity vertical providing PKI, digital identity and root of trust operations; and (v) WISe.ART, the secure NFT platform vertical serving the arts and luxury industry.

WISeKey’s current focus is on post-quantum cryptography (PQC) in order to provide secure, quantum resistant identification means to the market. To achieve this WISeKey is bringing together its semiconductor, satellite, blockchain, and digital identity verticals into a unified and interoperable ecosystem. This convergence allows the WISeKey Group to offer end-to-end secure, quantum resistant solutions to customers.

For instance, the post-quantum secure chips, developed by SEALSQ, are now being embedded into WISeSat satellites, creating a secure backbone for decentralized IoT infrastructure. Blockchain and identity platforms like WISeID and SEALCOIN are being deployed to power autonomous, tamper-proof transactions between machines, satellites, and users.

WISeKey’s principal activities include design, development, and marketing of semiconductor systems, with manufacturing outsourced to third-party foundries. Its main categories of products sold and/or services performed for each of the last three financial years are:

-	Semiconductors secure chips design and sales
-	Cloud-based authentication certificates and certificate management platform
-	Software licenses & Integration
-	SaaS, PCS & Hosting
-	Secure satellite communication services
-	ASICs custom design

Revenue contributions by category for each of the last three financial years were as follows:

Product category	2025	2024	2023
Secure chips	74%	92%	97%
Certificates	3%	2%	1%
Licenses and integration	2%	3%	1%
SaaS, PCS & Hosting	1%	3%	1%
Satellite technology	1%	—%	—%
ASIC Design	19%	—%	—%

The following table shows WISeKey’s revenues by geography, based on customers’ billing addresses:

Geography	2025	2024	2023
North America	55%	64%	54%
Europe, Middle East & Africa	27%	21%	35%
Asia Pacific	17%	14%	11%
Latin America	1%	1%	—

The WISeKey Group

WISeKey announced the introduction of its Convergence strategy in 2025 by bringing together its four foundational pillars: semiconductors, satellites, blockchain, and digital identity, into unified and interoperable ecosystems. This Convergence allows WISeKey to offer end-to-end solutions where each component reinforces the other, enabling exponential innovation and resilience.

By integrating semiconductors, trust services, satellites, blockchain, digital identity, and certified digital assets into a unified architecture of trust, WISeKey is no longer operating isolated businesses, but a single, interconnected ecosystem.

Operating as a technology holding company and innovation platform, leveraging a disciplined and repeatable strategy across its portfolio of subsidiary companies, each entity within the WISeKey ecosystem aims to follow a structured growth pathway, from incubation and technological validation to market expansion, towards an ultimate goal of completing a public listing.

This approach enables WISeKey to unlock the intrinsic value of its innovations, attract strategic investors, and maximize shareholder returns. By methodically incubating and developing its subsidiaries across its four foundational pillars, WISeKey is building a resilient and diversified technology group that supports long-term value creation and global leadership in trusted digital ecosystems.

The following sections provide more details about each of the five main product divisions of WISeKey.

-	I. The Semiconductors Vertical: SEALSQ;
-	II. The Satellite Vertical: WISeSat;
-	III. The SEALCOIN Platform and QAIT Token;
-	IV. The Trust Services Vertical: WISeID; and
-	V. The Secure NFT Platform Vertical in Arts and Luxury: WISe.ART.

I. The Semiconductors Vertical: SEALSQ

WISeKey’s global semiconductor business is run through its subsidiary, SEALSQ.

SEALSQ is a leading innovator in post-quantum technology hardware and software solutions. Its technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. Its products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

SEALSQ was established as a subsidiary of WISeKey, combining decades of expertise in cryptographic security and trusted digital infrastructure. Headquartered in Switzerland, SEALSQ operates across Europe, the United States, and other strategic markets. Its solutions provide the foundation of digital trust for businesses and governments worldwide.

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

a. What does SEALSQ do?

As a fabless semiconductor3 innovator, SEALSQ designs and markets secure microcontrollers and hardware architectures to anchor digital trust in a quantum-threatened world SEALSQ’s comprehensive portfolio, which includes secure microcontrollers, PKI services, compliance with IoT standards like Matter, GSMA eUICC root certificates, tailored ASICs, and post-quantum cryptography capabilities, uniquely positions the Company to address evolving market needs.

SEALSQ’s strategy is to offer off-the-shelf or custom-designed FIPS and Common Criteria certified quantum-resistant secure hardware, integrated within a vertical trust services ecosystem featuring a post-quantum root of trust, managed PKI services, and secure chip personalization and testing capabilities.

While the global embedded security chip market is projected to reach $12.6 billion by 20304, very few suppliers can offer certified, secure products, which makes the segment a good opportunity for innovative players capable of offering compliance with standards and responding to emerging threats like quantum computers. As a result of SEALSQ’s strengthened market capitalization, boosted by the market’s recognition of the risks posed by quantum computers and the need for new secure microcontrollers to protect against these, SEALSQ was able to raise over $575 million in cash since November 2024 in order to accelerate development and execute strategic investments that strengthen its growth pipeline.

In Q4 2025, SEALSQ commercially launched the Quantum Shield “QS7001”, the industry’s first quantum-resistant hardware platform embedding post-quantum cryptographic algorithms at hardware level. SEALSQ has also developed an estimated multi-million-dollar pipeline for this product and its upcoming Trusted Platform Module (“TPM”) version to be launched in 2026, with prominent players like Eviden (ATOS Group) or Trusted Semiconductor Solutions (“TSS”) confirming their strong interest for the QS7001. These pipeline figures reflect management estimates and are subject to conversion risks, customer validation, and technical integration.

SEALSQ has also allocated $200 million to invest in, and develop technological partnerships with, other Quantum companies. In Q1 2025, SEALSQ invested in ColibriTD, a French Quantum-as-a-Service (“QaaS”) company, co-developing a revolutionary approach to improve semiconductor wafer yields with SEALSQ. In August 2025, SEALSQ completed the acquisition of 100% of IC’Alps SASU, a French ASIC design specialist. This acquisition aligns with SEALSQ’s custom chips (ASIC) development strategy, leveraging IC’Alps’ expertise and footprint in medical, automotive, and IoT applications. At the end of Q4 2025, SEALSQ invested $1 million in EeroQ, a US based Quantum computer company, and announced a bold strategy to bring together post-quantum security with quantum computing science.

On September 25, 2025 SEALSQ also signed a €40 million investment deal to develop Spain’s first post-quantum, semiconductor personalization center through the joint venture Quantix Edge Security. The investment contribution is expected to be €20 million from the Spanish Government, €10 million from WISeKey and SEALSQ, and €10 million from partners OdinS and TProtege. This personalization center facility will focus on post-quantum chip design using RISC-V and meeting Common Criteria and NIST standards. SEALSQ anticipates generating revenue from this project by invoicing its professional services and licensing IPs to the joint venture. In the year ended December 31, 2025, SEALSQ had transferred €0.75 million in relation to this investment deal.

On November 6, 2025, SEALSQ invested $10 million into WISeSat to support the development of a secure satellite network designed to combat future quantum computing threats with a focus on delivering secure, post-quantum IoT communication and satellite-as-a-service.

SEALSQ delivers integrated digital security solutions that combine four critical components into a unified offering: Root of Trust, Secure Chips, trusted Identity Generation and Management (PKI), and Personalization Services. Together, these components ensure the confidentiality, integrity, and authenticity of connected devices and digital communications.

3 A fabless semiconductor company designs and sells chips while outsourcing manufacturing to specialized foundries, which reduces capital costs, increases flexibility, speeds up product cycles, and allows more resources for design and R&D. Companies like Nvidia, AMD, and Qualcomm are typical examples of fabless semiconductor companies.

4 ABI Research (August 2025) “Embedded Security Market Set to Hit $12.6B as Regulations Reshape IoT Compliance Landscape”, Digital Authentication and Embedded Security Market Data (part of Trusted Device Solutions research service), available at “https://www.abiresearch.com/market-research/product/7786425-digital-authentication-and-embedded-security”.

SEALSQ offerings are structured around four foundational technology pillars:

1.	SEALSQ’s Swiss-based Root of Trust:

Public Key Cryptography and Digital Certificates are used to encrypt or digitally sign any information such as communication data or device firmware updates. These processes rely on the concept of “Digital Trust” and “Root of Trust” as the only way to ensure trusted data is coming from authentic devices, or to safely apply a firmware update. SEALSQ’s Root of Trust offers neutrality, reliability, and is certified by leading industry standards such as WebTrust (browsers), Matter (Smart Home), and Wi-SUN (Smart Grid). In November 2025, SEALSQ also launched a sovereign U.S.-based Post-Quantum Root of Trust capable of supporting U.S. government agencies and enterprises in managing quantum-secure digital identities.

2.	Public Key Infrastructure services:

Leveraging this Root of Trust, SEALSQ offers a SaaS solution to issue and manage cryptographic credentials that authenticate users, devices, and systems. SEALSQ’s platform uses quantum-resistant cryptographic algorithms recommended by the National Institute of Standards and Technology (NIST). These include integration of ML-KEM (Kyber) and ML-DSA (Dilithium) into the INeS PKI platform for hybrid classical & post-quantum certificates.

3.	Personalization Services:

SEALSQ proposes industrial-scale systems for embedding digital identities into secure microcontrollers, enabling seamless integration and secure operation at scale. This includes the INeS Box for secure factory-floor provisioning and localized personalization capabilities supporting zero-touch onboarding. Supported by European and U.S. personalization and test centers, these services drive recurring revenue from personalization, lifecycle management, licensing, and security.

4.	Certified secure microcontrollers:

Designed to protect and store digital identities, SEALSQ’s certified secure microcontrollers ensure robust authentication for connected devices and systems. Key products include the VaultIC range designed for IoT applications, and SEALSQ’s new line of quantum-resistant microcontrollers featuring the QS7001 (launched commercially in November 2025 with development kits available) and the upcoming QVault TPM (scheduled for launch and production in 2026). The QS7001 leverages a secure 32-bit RISC-V core, delivering up to 10× higher performance than software-based PQC implementations.

b. Which industries does SEALSQ serve?

SEALSQ serves high-growth industries requiring secure, scalable, and certified solutions. SEALSQ’s products and services contribute to securing billions of connected objects today: luxury products, routers, gateways, utilities meters, E.V. chargers, drones, authentication dongles, storage memory USB sticks, medical devices, connected door-locks, and a variety of other electronic consumers devices. Additional applications include defense, financial services, timing and sensing, and regulated digital infrastructures.

Some examples of the use cases of SEALSQ’s products are as follows:

●	Smart Homes & Consumer Electronics: SEALSQ products help device makers accelerate time to market and reduce costs by easing compliance with the increasingly adopted Matter protocol, which ensures secure and seamless interoperability across connected devices. Since every Matter-certified device is mandatorily provisioned with a unique Device Attestation Certificate (DAC) issued by a CSA-approved PKI authority, this represents a direct and captive addressable market: according to ABI Research, more than 5.5 billion Matter-compliant devices are projected to ship between 2022 and 2030[5] each requiring a PKI-issued certificate — making device attestation one of the most structurally guaranteed growth opportunities in IoT security In 2025, SEALSQ achieved 8 new design-wins in the Matter ecosystem (versus 5 in 2024).
●	Automotive: Securing Plug-and-Charge infrastructure (EV Charging stations), a sector expected to grow at a 36% CAGR through 2030[6].
●	IoT and Smart Cities: Protecting billions of IoT devices, with the number of connected devices requiring protection set to reach more than 29 billion units by 2027[7].
●	Critical Infrastructure: Securing smart grids and utilities through FIPS 140-3 certified solutions.
●	Healthcare: Enabling secure communication for medical devices and sensitive patient data.
●	Industrial IoT: Providing tamper-resistant chips for sensors and mission-critical systems.
●	Drones & Robotics: Long term security partner of leading drone company PARROT, SEALSQ stands on the forefront of securing UAVs and Robots.

c. SEALSQ’s Key Differentiators and Value Proposition

1.	Digital Security “PURE” player:

SEALSQ focuses only on security, unlike its biggest hardware competitors who specialize in a broad range of embedded components.

2.	Digital Security “FULL” player:

The only market player integrating all aspects of a connected device’s security from the Root of Trust to the Secure Elements (secure microcontrollers), including PKI Services and industrial-scale personalization services. This end-to-end approach streamlines security deployment for connected devices and systems, reducing complexity and enhancing protection.

3.	Post-Quantum Technology:

A key focus and competitive differentiator, SEALSQ commercially launched the QS7001 in Q4 2025, achieving significant early traction with an estimated $60.0 million pipeline for QS7001 and QVault TPM as of December 31, 2025. These figures reflect management estimates and are subject to conversion risks, customer validation, and technical integration.

4.	Fabless:

A cost-efficient, flexible business model focusing on the core profit area of the value chain (semiconductor design and trust services).

5 ABI Research, 2022 — https://www.abiresearch.com/press/more-than-55-billion-smart-home-matter-compliant-devices-will-ship-between-2022-and-2030

6 https://www.fortunebusinessinsights.com/north-america-electric-vehicle-charging-station-market-108624

7 https://iot-analytics.com/number-connected-iot-devices-2023/

5.	Customization / ASICS:

SEALSQ designs and delivers tailor-made chips to meet the specific performance and security needs of its clients. The acquisition of IC’Alps in mid-2025 added approximately 100 ASIC engineers, enhancing custom chip design capabilities in high-reliability sectors including healthcare, security, and post-quantum platforms. IC’Alps renewed ISO 9001, ISO 13485, and EN 9100 certifications in Q4 2025.

6.	Neutral Root of Trust:

SEALSQ’s Swiss-based Root of Trust, accredited by numerous industry ecosystems or standards such as WebTrust, Matter, GSMA and Wi-SUN, supports compliance, neutrality, and reliability. A U.S.-based sovereign post-quantum Root of Trust initiative was launched in November 2025.

These differentiators allow SEALSQ to serve highly demanding global customers such as CISCO, THALES, SIEMENS, TOSHIBA, and Landis & Gyr. Additional partners and customers who engaged in discussions for SEALSQ’s products in 2025 included Eviden (Atos Group), Kaynes Semiconductor, Trusted Semiconductor Solutions and Lattice Semiconductors.

d. SEALSQ’s Products & Services

i. Certified Secure Microcontroller Products

Range Overview

SEALSQ is one of only six semiconductor companies in the world that can develop certified secure microcontrollers. SEALSQ has a comprehensive range of secure elements, smart card products, and open ARM platforms offering advanced standards of security, including quantum-proof cryptography.

SEALSQ’s secure chips range is organized into three primary categories, each designed for high-security applications in areas such as IoT, AI, and edge devices. Below is a structured overview by family:

●	Quantum-Resistant RISC-V Secure Chips: This family focuses on post-quantum cryptography for future-proof security.
●	QS7001: A next-generation chip integrating NIST-approved ML-KEM and ML-DSA algorithms at the hardware level, supporting hybrid migration and protection for AI, IoT, and edge devices.
●	QVault TPM (models 183 and 185): FIPS 140-3 and TCG-certified trusted platform modules built on a CC EAL5+ certified RISC-V platform, securing device identities, boot integrity, and cryptographic operations; available open for custom firmware or pre-provisioned.
●	VaultIC Secure Elements: Ready-to-use, tamper-resistant microcontrollers with embedded firmware for configurable cryptographic services, suitable for IoT, authentication, and government applications.
●	VaultIC408: FIPS 140-3 and CC EAL5+ ready for IoT security, featuring ECC, AES, and digital signature capabilities.
●	VaultIC292: Cost-effective solution for secure object authentication and TLS connections.
●	VaultIC18X series (183 and 186): Contact-based chips for anti-counterfeiting in accessories like chargers and batteries.
●	VaultIC155: The most secure NFC tag with CC EAL4+ hardware, enabling product authentication, traceability, and NFT linking to physical assets.
●	VaultIC405: Tailored for FIPS-certified P25 radio applications in government and military sectors.

●	Secure ARM Platforms (MS600X series): CC EAL5+ certified 32-bit ARM SC300-based microcontrollers for fast time-to-market in sensitive applications like access control and secure storage.
●	MS6003: Includes integrated USB for FIDO tokens, crypto wallets, and secure storage, with 1MB Flash, 24KB RAM, and interfaces like SPI and I2C.
●	MS6001: Cost-effective option for embedded systems, offering similar specs without USB.

In addition to these next-generation families, SEALSQ also maintain~~s~~ legacy products that contribute to SEALSQ’s revenue as described below:

●	Smart Card Reader Chips: This family provides EMV-CO and ISO 7816 compliant hardware platforms based on 8/16-bit RISC processors, enabling quick design of contact and dual-interface smart card readers without custom development. Widely adopted by leading OEMs, they target applications in healthcare, pharmaceuticals, government, education, identity verification, and access management.
●	AT90 SCR200: Flash-based model for faster time-to-market.
●	AT90 SCR075: Cost-effective ROM-based variant to reduce costs once firmware is proven.
●	CISCO-Specific Products: As a key supplier in Cisco’s supply chain, SEALSQ provides secure semiconductors earning the Cisco 2023 Supply Chain Security Champion Award for proactively securing Cisco IP and protecting the brand; these traditional secure chips, are planned to be gradually replaced with SEALSQ’s Quantum-Resistant chips to enhance protection against emerging quantum threats.

QS7001 - Quantum-Resistant Secure Semiconductors update

In 2025, SEALSQ marked a groundbreaking achievement with the introduction of the QS7001, the world’s first commercially available secure semiconductor embedding NIST-standardized post-quantum cryptography algorithms ML-KEM (Kyber) and ML-DSA (Dilithium) directly in hardware. This milestone stems from the QUASAR project, launched in 2022 to develop a post-quantum Root of Trust and Hardware Security Module compliant with French ANSSI recommendations and Common Criteria EAL5+ certification, resulting in the QS7001 and its TPM variant, QVault TPM.

In March 2026, SEALSQ announced a clear certification roadmap for its QS7001 Secure Element and QVault TPM product lines, confirming that production samples for the first-generation variants are now available and all four products—QS7001 V1/V2 and QVault TPM-183/185—remain on track (“green” status) through Q4 2026. The roadmap targets Common Criteria EAL5+, FIPS 140-3, and TCG certifications to ensure compliance with post-quantum standards and support the NSA CNSA 2.0 2027 mandates8.

Key milestones include:

●	QS7001 V1: Hardware Evaluation Test Report (ETR) and CC Lab Letter expected in April 2026.
●	QS7001 V2: expected fabrication completion in April 2026, with CC ETR expected in or around September 2026.
●	QVault TPM-183: FIPS 140-3 Lab Letter to NIST expected in May 2026, TCG Certification expected in or around August 2026.
●	QVault TPM-185: Engineering samples expected in July 2026, FIPS 140-3 submission expected in or around September 2026, TCG Certification expected in or around October 2026.

Conducted with accredited third-party labs like SERMA Technologies, this schedule reinforces SEALSQ’s commitment to delivering certified, hardware-rooted post-quantum solutions that enable seamless migration for organizations, device manufacturers, and critical infrastructure providers.

8 https://media.defense.gov/2022/Sep/07/2003071836/-1/-1/0/CSI_CNSA_2.0_FAQ_. PDF

SEALSQ’s quantum roadmap is a strategic initiative that is designed to deliver the technology, services, and strategic frameworks necessary for an end-to-end quantum-safe transformation while ensuring cryptographic agility in an evolving digital landscape.

SEALSQ is witnessing significant global traction from industry partners, system integrators, and technology OEMs seeking robust security solutions to face upcoming quantum computers’ capability to break current encryption technology: SEALSQ has strengthened its collaboration network with industry consortia, integrators, and standards bodies to accelerate scalable deployment of its quantum-resistant products (QS7001 and its TPM version QVault TPM) worldwide and has entered commercial discussions with approximately 115 potential customers who have expressed strong interest. Adoption spans multiple continents, with deployments and pilot programs underway in North America, Europe, and Asia Pacific. The total estimated pipeline for the QS7001 and its TPM version is $60 million as of December 31, 2025. These figures reflect management estimates and are subject to conversion risks, customer validation, and technical integration.

Initially unveiled at the IQT Quantum + AI Conference in New York on October 20, 2025, the QS7001’s commercial launch was announced during a dedicated event at the Las Vegas Grand Prix on November 21, 2025, where the first development kits were made available to customers for integration and application development.

Leveraging a secure 32-bit RISC-V core, the QS7001 delivers up to 10× higher performance than software-based post-quantum implementations while offering enhanced resistance to side-channel attacks and physical tampering. It aims at enabling compliance for device makers with emerging post-quantum mandates like CNSA 2.0 and is adapted to resource-constrained environments such as IoT, cryptocurrencies, defense, healthcare, and critical infrastructure.

SEALSQ is taking the lead in the industry as it believes that the QS7001 will become a key player of any quantum-resistant security strategy, targeting a potential market of over 1.75 billion9 connected devices worldwide that could require immediate protection against “Harvest Now, Decrypt Later” (HNDL) threats.

The initiative has been enthusiastically welcomed by PQC advocates and potential future customers testing the product, including Lattice Semiconductors, Eviden (Atos Group), Authentrend, Capgemini Engineering, ColibriTD, FortifyIQ Inc., Granite River Labs, Kaynes Semiconductor, Landis+Gyr, Metavisio (Thomson Computing), PORTYQ, Quantix Edge Security, Serma Security, Trusted Semiconductor Solutions, and manufacturing partner UMC, alongside a new partnership with the BWT Alpine Formula One Team to explore applications in high-stakes environments.

Vault-IC family update: VaultIC 408 FIPS 140-3 certification and feature for OpenSSL

FIPS 140-3 certification

The Vault-IC408 has achieved FIPS 140-3 Security Level 3 (overall) validation. This is a significant milestone, as FIPS 140-3 is the latest global benchmark for cryptographic modules, replacing the older 140-2 standard.

Physical Security: Level 3 certification ensures the module is tamper-resistant and includes identity-based authentication.

Compliance: It is listed on the NIST Cryptographic Module Validation Program (CMVP) “Modules in Process” list, confirming it has passed rigorous laboratory testing (via UL Verification Services).

Algorithms: It supports a wide range of NIST-approved algorithms, including AES (up to 256-bit), ECC (up to 576-bit), and RSA (up to 2048-bit), alongside hardware-based random number generation (SP 800-90A/B).

9 https://www.sealsq.com/investors/news-releases/sealsq-achieves-a-new-milestone-secures-1.75-billion-devices-worldwide-with-hybrid-cryptographic-model-as-demand-for-post-quantum-chips-accelerates

OpenSSL Provider Integration

With the release of OpenSSL 3.0, the architecture shifted from “Engines” to “Providers”. A Provider is a modular component that implements cryptographic algorithms.

Seamless Integration: By using a dedicated VaultIC408 OpenSSL Provider, developers can delegate cryptographic operations (like signing or decryption) to the hardware secure element without modifying their application core OpenSSL logic.

Security: This ensures that sensitive private keys never leave the VaultIC408 hardware, while the application benefits from the high-level OpenSSL API.

FIPS Mode

When used with the OpenSSL FIPS provider, systems can maintain end-to-end compliance—using the VaultIC408 for hardware-backed security and OpenSSL for FIPS-validated software processing.

Secure ARM Platforms (MS600X series) Family update: MS6003 now a FIDO2 Compliant Secure Microcontroller

The MS6003, SEALSQ’s advanced secure microcontroller, now provides a turnkey solution for building FIDO2-compliant authenticators. Integrating FIDO firmware into this hardware is the primary path to achieving CTAP (Client-to-Authenticator Protocol) certification, specifically for CTAP 2.1.

Firmware Integration Strategy

The MS6003 is powered by a 32-bit ARM SecureCore SC300 and features 1MB of Flash, specifically designed to house complex FIDO2 stacks.

Preloaded Applications: Since Q2 2025, SEALSQ offers a pre-certified FIDO2 reference design. This firmware implements the full CTAP2.1 stack, including support for Resident Keys (discoverable credentials) and HMAC-secret extensions required for Windows Hello compatibility.

Hardware Abstraction: The firmware leverages the MS6003’s integrated USB 2.0 interface, eliminating the need for external bridge chips. It maps CTAP commands directly to the cryptographic hardware accelerators for AES, ECC, and RSA operations.

ii. ASIC Design Services with IC’Alps

ASIC chip design refers to the development of Application-Specific Integrated Circuits (ASICs)—custom semiconductor chips engineered to perform a specific function within an electronic system. Unlike general purpose processors, ASICs are designed and optimized for a defined set of tasks such as cryptographic processing, device authentication, signal processing, or secure communications. By tailoring the chip architecture to a particular application, ASIC chip design enables significantly higher efficiency, reliability and security compared with programmable or off-the-shelf components.

In August 2025, SEALSQ acquired IC’Alps, a leading ASIC design specialist, and now offers a comprehensive portfolio of custom integrated circuits development services. IC’Alps’ design centers in Grenoble and Toulouse, combined with SEALSQ’s semiconductor industrial and supply chain capabilities, enable SEALSQ to deliver full-custom intellectual property (IP) blocks and turnkey ASICs for high-reliability and sensitive applications.

The acquisition of IC’Alps has strengthened SEALSQ’s leadership in sovereign, quantum-resistant semiconductor solutions, supporting critical sectors such as healthcare, cybersecurity, IoT, and beyond. This positions SEALSQ to deliver end-to-end secure hardware innovations in the post-quantum era.

See Item 10.C. Material Contracts for additional information on the acquisition of IC’Alps.

Core Capabilities and Value Proposition

The growing demand for a trusted, sovereign partner in ASIC development for mission-critical applications underscores IC’Alps’ unique value proposition. Customers increasingly require cutting-edge expertise in ultra-low-power design, optimized sensor interfaces, advanced energy management, and state-of-the-art security solutions, all delivered in strict compliance with stringent technical, geopolitical, and quality standards. IC’Alps’ proven capabilities are now recognized internationally, with strong traction among demanding customers in the European Union and North America.

Key Markets and Applications

Healthcare Applications (ISO 13485 Certified)

IC’Alps specializes in ultra-low-power designs for demanding medical devices, including:

-	Leadless pacemakers for cardiac rhythm management
-	Brain-computer interfaces (employing specialized electrodes and ultrasound-based technologies)
-	Advanced ultrasound probes with integrated micro-beamforming (for external use and minimally invasive procedures, such as Intracardiac Echocardiography – ICE)
-	Ultrasound-based biometric solutions
-	Several client projects have advanced to human clinical trials.

Security and Cryptography (Common Criteria Certified)

IC’Alps developed secure sub-blocks (e.g., True Random Number Generators and countermeasures) as well as complete cryptographic devices built around embedded processors (primarily RISC-V architectures). These solutions support SEALSQ’s product portfolio and sovereign requirements for French and European Union clients.

As announced in October 2025, IC’Alps is actively designing a state-of-the-art post-quantum cryptography (PQC) platform targeting advanced CMOS nodes. This effort supports the QASIC (Quantum-Resistant ASIC) initiative, with the first prototypes anticipated in 2026. The team concurrently manages approximately 12 projects, applying ISO 9001 and EN 9100 (aeronautics) certifications based on customer specifications. Strategic Foundry Partnerships IC’Alps has expanded its ecosystem of preferred partnerships with leading global foundries, including:

-	TSMC (DCA trusted design partner)
-	X-FAB (xchain network partner)
-	ams-OSRAM (preferred partner)
-	Intel Foundry (Design Services Alliance – DSA and Value Chain Alliance – VCA within the Accelerator Alliance Program)
-	GlobalFoundries (GlobalSolutions design & supply partner)

These alliances enable design expertise across process nodes from mature 0.18 µm technologies to advanced 18A nodes, encompassing various CMOS flavors (bulk, SOI, FDSOI, FinFET, and others).

Active engagement at major foundry events in the United States and Europe, including booths and presentations, continues to highlight IC’Alps’ technical achievements.

Quality Management and Certifications

In Q4 2025, IC’Alps successfully renewed its core certifications for a three-year period:

●	ISO 9001
●	ISO 13485
●	EN 9100

The renewal process for site-level Common Criteria certification is progressing, with completion targeted in or around Q1 2026.

iii. Trust Services

At the core of SEALSQ’s value proposition is the ability to offer not only secure microcontrollers, but also to securely and conveniently generate, inject and manage a unique and universally trusted digital identity for each connected device. SEALSQ’s Public Key Infrastructure (PKI) services allow to create and assign a unique digital identity to every connected device and manage it throughout its lifecycle. Digital identities are called Certificates. These Certificates authenticate devices and enable secure communication with other devices or cloud services like AWS or Azure.

Factory Provisioning with INeS Box

The INeS Box (part of SEALSQ’s INeS PKI-as-a-Service) is a high-security hardware appliance specifically designed for secure provisioning on the factory floor. It bridges the gap between a high-level Certificate Authority (CA) and the rigorous, high-speed environment of an IoT production line.

Secure Manufacturing Integration

In a typical manufacturing flow, the INeS Box acts as a localized, tamper-resistant “security broker.” It allows manufacturers to inject unique digital birth certificates and private keys into devices (like the VaultIC or MS series) without requiring a constant, high-latency connection to a cloud-based CA.

On-Premises Secret Generation: It generates or securely fetches unique cryptographic pairs and signs X.509 certificates locally.

Zero-Trust Protection: Because the INeS Box handles the sensitive “key injection” step, the factory’s own network and employees never have access to the raw private keys, mitigating the risk of cloning or “gray market” overproduction.

Scalability: It is designed to interface directly with industrial programming tools and testers, supporting the high-volume throughput required for millions of devices.

Lifecycle & Compliance

By using the INeS Box, OEMs ensure that every device leaves the factory with a verified identity compatible with standards like Matter, Wi-SUN, or custom corporate PKIs. This initial provisioning is the foundation for “Zero-Touch Onboarding,” where a device can automatically and securely connect to its final cloud destination (like AWS or Azure) the moment it is powered by the end user.

PKI & Root of Trust: Integrating Post-Quantum Cryptography & U.S. Based RoT

To prepare for the quantum era, SEALSQ has integrated NIST-standardized Post-Quantum Cryptography (PQC) algorithms—specifically ML-KEM (Kyber) and ML-DSA (Dilithium)—directly into the INeS PKI platform. This integration enables the issuance of PQC certificates and classical certificates that combine classical (RSA/ECC) and quantum-resistant signatures, ensuring both backward compatibility and “Harvest Now, Decrypt Later” protection.

In November 2025, SEALSQ launched a sovereign U.S.-based Post-Quantum Root of Trust. Hosted on American soil, this infrastructure allows U.S. government agencies and enterprises to manage quantum-secure digital identities independently. This “Made in USA” root serves as the ultimate trust anchor for critical infrastructure, aligning with CNSA 2.0 mandates and providing a future-proof foundation for secure IoT, satellite, and cloud ecosystems.

e. Business Development

In 2025, SEALSQ achieved strong growth in its semiconductor secure chip design and sales business, driven primarily by increased sales to its existing customer base and higher product penetration across key applications.

Key application areas driving demand in 2025 included:

-	Smart metering
-	Access control systems
-	Electronic door openers
-	Authentication tokens (e-token applications)
-	Secure communication systems (including P25-based infrastructure)

Revenue growth for the hardware semiconductor business was supported by continued demand for the Smart Card Reader SCR200, which recorded a 51% increase in revenue compared to 2024, reflecting higher volumes and expanded deployments by major customers. This performance underscores the strength of the Company’s established product portfolio and long-standing customer relationships.

SEALSQ’s Secure Element (SE) product line, including the VIC405 and VIC408, also experienced significant demand growth, particularly in smart metering and secure communication applications. This growth was driven by project ramp-ups and new deployments among key customers, as well as increasing adoption in infrastructure requiring secure key management.

Additionally, in November 2025, the Company completed the commercial launch of the QS7001, expanding its advanced security solutions portfolio. The product has been positively received by global partners and OEMs, with initial customer engagement supported by the distribution of development kits across multiple regions and application areas.

As for the cloud-based authentication certificates and certificate management platform activities, the trust services business, which includes PKI and provisioning solutions, 2025 was marked by significant expansion, with revenue increasing by 586% compared to 2024. Although it only contributed 2% of total revenue in 2025, growth for trust services was driven by increasing demand for secure device identity and lifecycle management across IoT applications, particularly in smart home ecosystems. The Company’s PKI solutions gained traction with customers adopting interoperable standards such as Matter, supporting secure onboarding and authentication of connected devices.

SEALSQ also advanced the deployment of its INeS Box, an on-premise PKI solution designed for secure factory provisioning. The platform gained initial adoption in Europe and generated growing interest in Asia, particularly in Japan, where demand is driven by emerging smart home and IoT standards.

Finally, the ASIC design business performance in 2025 was impacted by a temporary slowdown in new ASIC requests, primarily driven by reduced R&D investment in the automotive sector amid broader industry challenges. The outlook strengthened markedly in Q4 2025, fueled by positive feedback from long-standing IC’Alps customers on both the SEALSQ acquisition and the expanded opportunities in post-quantum cryptography (PQC) solutions made possible by SEALSQ group synergies.

Overall, SEALSQ strengthened its position as a provider of integrated hardware and digital trust solutions, addressing increasing global demand for cybersecurity, device authentication, and secure infrastructure.

Geographically, SEALSQ continued to diversify its revenue base, with North American revenue increasing significantly over the past three years, reflecting successful international expansion and growing customer adoption.

See Item 5.A. Operating Results for additional information on the Company’s 2025 performance.

USA

In 2025, the United States remained a strategic growth market for SEALSQ, driven by increasing demand for high-assurance cybersecurity solutions across enterprise, industrial, cloud infrastructure, and critical IoT applications. SEALSQ continued to strengthen its position as a trusted security partner through the expansion of its PKI Services offering and the introduction of Post-Quantum Cryptography (PQC) hardware-based solutions.

●	Solid Business Growth:

SEALSQ recorded continued business expansion in the US in 2025, supported by a growing market share in PKI Services and increased customer engagement throughout the year. Commercial momentum accelerated notably in the second half of the year as customers in the U.S. advanced their quantum-readiness and long-term security roadmaps materialized by new quantum-resistant product features requirements. SEALSQ delivered 22% revenue growth in the US in 2025 versus 2024, from $7.5 million to $9.1 million, excluding revenue from the newly acquired ASIC segment.

●	Expansion of PKI Services

A major highlight of 2025 was the strengthening of SEALSQ’s PKI Services footprint in the US. Customers increasingly adopted SEALSQ’s PKI solutions to support secure identity, device authentication, and lifecycle key management, reinforcing SEALSQ’s role as a long-term security services partner rather than a standalone technology provider.

●	Strategic Partnerships in PQC Hardware

SEALSQ engaged in advanced discussions with key major US silicon providers to establish strategic partnerships aimed at promoting and commercializing PQC hardware-based products. These collaborations would be expected to accelerate market adoption of quantum-resistant security solutions by combining SEALSQ’s cryptographic expertise with leading US silicon platforms.

●	Expanding Customer and Partner Pipeline

In 2025, SEALSQ expanded its US pipeline through active engagement with enterprise customers, system integrators, and semiconductor partners, who showed strong interest in the SEALSQ’s hardware-rooted PQC solutions and integrated PKI services. Several opportunities have progressed to advanced evaluation and co-development phases, reinforcing medium- and long-term revenue visibility.

EMEA

In 2025, EMEA remained a key strategic market for SEALSQ, driven by increasing adoption of secure connectivity solutions across consumer, industrial, and smart home applications. SEALSQ continues to strengthen its position as a trusted security partner for leading global and regional OEMs.

A major highlight of 2025 was the achievement of a significant number of new design wins (confirmation that SEALSQ’s product has been selected and will be built into a customer’s product design) in 2025, 8 design-wins in 2025 versus 5 in 2024, with widespread adoption of the MATTER protocol. High-profile customers, including DeltaDore, Tedee, and Hager, validate SEALSQ’s ability to support secure, interoperable smart devices at scale.

●	Broad Geographic Adoption:

SEALSQ recorded strong MATTER-related design-win activity across multiple EMEA countries, including Estonia, Poland, Germany, and France. This broad regional adoption confirms SEALSQ’s capability to scale its security solutions across diverse markets and applications.

●	Expanding Customer Pipeline:

In 2025, SEALSQ engaged with more than 30 customers across EMEA who showed strong interest in the new QS7001 secure MCU and QVault TPM solutions and early adoption of post-quantum cryptography. Several customers have already initiated active development on the QS7001 platform, reinforcing future revenue visibility.

●	Strategic Outlook

With continued MATTER momentum, growing platform adoption, and a strong late-stage pipeline, SEALSQ is well positioned for sustained growth in EMEA, with increasing design-win-to-production conversion expected beyond 2025.

APAC

●	Business Growth:

SEALSQ achieved 95% revenue growth in Asia Pacific in 2025 versus 2024, reflecting strong commercial traction, increased customer adoption, and successful market penetration across connected appliance segments.

Japan

●	Strong Market Momentum:

In 2025, Japan emerged as a key strategic growth market for SEALSQ, driven by accelerating demand for secure connectivity in smart home and HVAC applications. SEALSQ’s technology alignment with local and global standards has positioned SEALSQ as a preferred security partner for leading Japanese OEMs.

●	Major Design Wins in Smart HVAC:

A key milestone in H2 2025 was the achievement of multiple designs under development or design-wins with major air conditioning manufacturers, integrating MATTER protocol into next-generation products. These projects IN or WIN confirm SEALSQ’s leadership in:

●	Secure device authentication and lifecycle protection
●	Interoperability with global smart home ecosystems
●	Security architectures suited to long-lifecycle consumer appliances
●	Local Ecosystem Leadership – ECHONET Lite:

SEALSQ’s adoption of the ECHONET Lite protocol, Japan’s dominant smart home and energy standard, has significantly accelerated customer engagement. This strategic move has strengthened SEALSQ’s local credibility, simplified system integration, and increased demand for its security solutions among domestic players.

●	Expanding Customer Pipeline:

In 2025, SEALSQ engaged with more than 30 Japanese customers, including OEMs and system integrators, showing strong interest in QS7001 secure MCU and QVault TPM solutions. These engagements span evaluation, design-in, and pre-production phases, creating a robust pipeline for potential future revenue growth.

●	Strategic Outlook:

With strong growth, validated design wins, and deep alignment with Japanese standards like WI-SUN, MATTER and ECHOBET LITE protocols, SEALSQ is well positioned for sustained expansion in Japan. The market is expected to deliver continued revenue growth beyond 2025, driven by smart appliance adoption, increasing security requirements, and SEALSQ’s differentiated secure hardware and software portfolio.

Taiwan

●	Strong Market Momentum:

In 2025, Taiwan emerged as an increasingly strategic market for SEALSQ, driven by strong demand for secure hardware solutions and advanced embedded applications. SEALSQ is reinforcing its position within Taiwan’s dynamic semiconductor and ODM ecosystem.

●	Accelerating Design Activity in H2 2025:

A major highlight of 2025 was the significant number of new designs under development in H2, leveraging SEALSQ Secure Element solutions for smart metering applications with currently 3 new designs under development at customer for this application, drones, IoT modules, and e-token platforms. These developments demonstrate growing customer confidence in SEALSQ’s secure hardware portfolio.

●	Expansion into Emerging Applications:

In parallel, SEALSQ engaged in advanced technical and commercial discussions with multiple Taiwanese customers for drone applications during H2 2025, opening new opportunities in security-critical and high-performance embedded systems.

●	Expanding Customer Pipeline:

In 2025, SEALSQ identified more than 25 active customer engagements in Taiwan, with strong interest in the QS7001 secure MCU and QVault TPM solutions, particularly for laptop and computing platforms. Several customers have already initiated active project development on the QS7001 platform, reinforcing future production potential.

f. Acquisitions and Investments

Acquisition and Investment Strategy

SEALSQ’s acquisition and investment strategy is designed to reinforce its position across secure semiconductors, post-quantum cryptography, and trusted digital infrastructure. As part of this strategy, in February 2025, SEALSQ announced the launch of its Quantum Fund with an initial allocation of $20 million assigned to invest in pioneering startups specializing in quantum computing, Quantum-as-a-Service (QaaS) and AI-driven semiconductor technologies. The Quantum Fund has evolved with a total allocation of $200 million to invest as of March 27, 2026, with a goal to accelerate the development of a fully integrated Quantum Vertical Sovereign Stack: an end-to-end Root to Qubit ecosystem that ensures technological independence, security and resilience in the Quantum era.

SEALSQ actively evaluates acquisition opportunities across the following 8 complementary strategic categories, each aligned with its long-term technology roadmap and platform-driven growth strategy.

1. Design Houses or IP Providers (PQC / Embedded Security)

SEALSQ targets ASIC, SoC, chiplet design houses, and security IP providers to expand its post-quantum hardware portfolio and replicate the IC’Alps integration model, with a strong preference for US-based assets.

2. Embedded Software and Security-Centric Operating Systems

Acquisitions in this category aim to complement SEALSQ’s secure hardware with embedded operating systems and secure execution environments, enabling platform openness and third-party integration.

3. Post-Quantum Cryptography Software

SEALSQ evaluates PQC software providers to enable hybrid deployments on non-PQC hardware and broaden its coverage across software-based and mixed post-quantum implementations.

4. AI for Security or Security for AI

This direction focuses on technologies leveraging AI to enhance hardware security or providing hardware-based trust to protect AI models and workloads.

5. Post-Silicon Services (Test and Personalization)

Targets include secure test, provisioning, and cryptographic personalization capabilities that support industrial-scale deployment of secure semiconductors.

6. Security Services and Transaction-Based Trust Solutions

SEALSQ seeks service platforms for post-quantum-ready key management, device onboarding, credential lifecycle management, and secure transactions to support recurring revenue models.

7. Certification, Attack, and Compliance Services

This category addresses certification labs, attack labs, and compliance-as-a-service providers that accelerate alignment with evolving security and post-quantum standards.

8. Quantum Computing Ecosystem

SEALSQ selectively engages with quantum hardware and software players to co-validate its post-quantum platforms and prepare for future quantum-era compatibility. SEALSQ prioritizes targets located in Europe or North America, with clear strategic alignment to its secure semiconductor and post-quantum roadmap as well as quantum ambition. Preferred companies demonstrate differentiated technology or IP, experienced teams, and commercially validated solutions, with a focus on disciplined integration and long-term value creation.

Recent Acquisitions and Investments

IC’Alps Acquisition

In 2025, SEALSQ completed the acquisition of 100% of the share capital and voting rights of IC’Alps. This acquisition marks a significant step in SEALSQ’s strategic expansion into ASICs and post-quantum technologies.

This acquisition builds on SEALSQ’s strategic initiative launched in 2024 to leverage its QS7001 quantum-resistant hardware architecture to address growing demand from major electronics manufacturers seeking custom quantum-resistant secure chips tailored to specific use cases. The expansion into the post-quantum ASIC segment represented a pivotal milestone in SEALSQ’s industrial strategy, opening new business opportunities and revenue streams. IC’Alps, which had contributed to the design of SEALSQ’s quantum-resistant platform, emerged as a natural partner to support and accelerate this strategy.

ASIC development is a highly complex process requiring precise customization, rigorous validation, and controlled manufacturing execution. The integration of IC’Alps brings together its advanced ASIC design expertise and established footprint in medical and automotive applications with SEALSQ’s security IP portfolio, commercial reach, and supply chain capabilities. This combination is expected to accelerate development timelines, enhance scalability, and enable SEALSQ to deliver high-performance, tailored integrated circuits using competitive technologies across a wide range of applications.

As part of the acquisition, approximately 100 highly skilled engineers and professionals from IC’Alps’ design centers in Grenoble and Toulouse joined SEALSQ. The acquisition strengthens SEALSQ’s position in the security integrated circuits industry in both European and global markets and reinforces its long-term objective of delivering advanced post-quantum secure semiconductor solutions.

See Item 10.C. Material Contracts for additional information on the acquisition of IC’Alps.

Quantix Edge Security Joint-Venture

Announced in the first half of 2025, Quantix Edge Security is a flagship public-private joint venture in Murcia, Spain, set up to develop a Semiconductor Design and Personalization Center backed by a €40 million investment. The Spanish government, through the Ministry for Digital Transformation and Public Administration, contributed €19.6 million via the PERTE Chip initiative, with additional funding from WISeKey, SEALSQ, Murcia-based companies OdinS and TProtege, and the Spanish Society for Technological Transformation (SETT). SEALSQ believes that this investment aligns with Spain’s stated goal to invest €12.25 billion by 2027 to bolster its microelectronics and semiconductor capabilities10, positioning Murcia as a global hub for secure microchip development.

The Semiconductor Design and Personalization Center will focus on post-quantum-resistant chip design based on RISC-V architecture, fully aligned with Common Criteria and NIST standards. The testing and secure personalization operations are planned to be fully operational by 2028. SEALSQ anticipates generating revenue in 2026 from this project by invoicing its professional services and licensing IP to the joint venture.

Quantix Edge Security is designed to differentiate through deep cybersecurity expertise, high-quality execution, and customized solutions. By specializing in quantum-resistant semiconductors, the Murcia center is positioned to capture growing demand in European and Latin American markets, driven by regulatory pressure, digital sovereignty initiatives, and accelerating IoT adoption.

Building on this foundation, SEALSQ is actively engaging with partners to establish two additional Custom Design, Test, and Personalization hubs, one in the United States and one in Asia, further expanding its global footprint and reinforcing its leadership in post-quantum semiconductor security.

ColibriTD Investment & Technical Partnership

The first investment initiative in 2025 was to acquire a participation into ColibriTD, a Quantum-as-a-Service (QaaS) provider, announced in February 2025, aiming at leveraging ColibriTD’s cloud-based quantum computing platform to enhance SEALSQ’s quantum roadmap.

In June 2025, SEALSQ announced a key collaboration with ColibriTD and Xdigit, to establish an R&D roadmap to develop a quantum-based solution to improve semiconductor wafer yields at sub-7nm nodes. This project addresses IR Drop challenges, which cause power integrity issues, aiming to increase yields from 50% to 80% by using quantum algorithms to optimize chip design and manufacturing processes. The initiative also enhances resistance to side-channel attacks, strengthening the security of SEALSQ’s quantum-resistant microcontrollers, such as the QS7001 and MS6003. By combining ColibriTD’s QaaS capabilities for quantum simulation and Xdigit’s expertise in IR Drop modeling, the project sought to reduce per-chip costs by up to 50% while advancing SEALSQ’s leadership in secure, high-performance semiconductor solutions.

Pioneering industrial applications of quantum computing capabilities, SEALSQ, ColibriTD and BWT Alpine Formula One Team will also consider leveraging ColibriTD’s PDE solver capabilities to explore improvements of fluid dynamics in motorsport racing as part of their technical collaboration.

Several additional investments in quantum startups and research initiatives are being discussed, targeting advancements in quantum-resistant chip design and cryptographic agility for IoT, automotive, and defense applications.

WISeSat Investment & Partnership

Throughout 2025, WISeSat, a subsidiary of WISeKey, SEALSQ’s parent company, advanced its space strategy through significant investments and strategic partnerships aimed at building a secure, post-quantum-ready Low Earth Orbit (LEO) satellite constellation for IoT connectivity and quantum-resilient communications.

10 “Spain to spend 12.25 billion euros on microchip industry”. Business Time (May 24, 2022), available at https://www.businesstimes.com.sg/startups-tech/technology/spain-spend-1225-billion-euros-microchip-industry?

In November 2025, SEALSQ invested $10 million in WISeSat to support the development of a quantum-secure satellite infrastructure platform. SEALSQ’s involvement is intended to advance the integration of its post-quantum cryptography, secure semiconductor and trusted identity technologies into a space-based environment that can support secure communications and related services for enterprise, governmental and other mission-critical use cases. This investment is part of SEALSQ’s broader strategy of extending its security stack into complementary infrastructure layers where its technology may be deployed at scale.

SEALSQ’s contemplated commercial model with WISeSat is based on an anticipated right of use for the capacity in an initial 12 satellites to be launched by December 2027, in order to use capacity in such satellites for SEALSQ’s QSOC initiative. Under this structure, WISeSat would retain legal ownership or primary interest and operational control of the satellites, including the related space and ground segment infrastructure, and would remain responsible for operating the constellation and providing the associated services. In addition, subject to the terms of the anticipated right of use, WISeSat will have the right to sell satellite capacity and services to other customers. SEALSQ would secure dedicated capacity for its QSOC initiative and would use that capacity to further develop a network for communications in a constellation of satellites under QSOC and to deliver its planned quantum-secure service layer.

The QSOC initiative plans to deploy up to a 100-satellite constellation delivering quantum key distribution (QKD), quantum random number generation (QRNG), and post-quantum identity services as a subscription offering to enterprises and governments worldwide. The project plans to deploy satellites incrementally from 2026 through Full Operational Capability (FOC) in 2033. At FOC, WISeSat is expected to operate a constellation providing dedicated QSOC for SEALSQ, and SEALSQ is expected to deliver a contractually guaranteed 99.9% uptime service-level agreement (SLA) to its customers.

The planned constellation to be operated by WISeSat aims to secure post-quantum transactions using tokens developed by SEALCOIN AG, a subsidiary of WISeKey. The WISeSat 3.0 launch in June 2025 included a proof-of-concept demonstrating SEALCOIN’s capacity for autonomous machine-to-machine transactions, secured by SEALSQ’s secure semiconductor technology.

The contemplated arrangement is expected to be documented through a right of use and a separate service agreement setting out the specifications, performance standards and service requirements applicable to the provision of capacity and related operational support. Those specifications and agreements have not yet been finalized. SEALSQ expects the contractual framework to define the respective roles of the parties and support the commercial deployment of the contemplated capacity arrangement.

SEALSQ believes this structure may allow it to secure dedicated orbital capacity while preserving a clear separation between infrastructure ownership and commercial service delivery. SEALSQ also believes the structure may support a disciplined allocation of capital and a more scalable operating model for future space-based security services. There can be no assurance that the contemplated arrangements, documentation or service model will be completed on the terms currently anticipated, or at all.

EeroQ Investment & Partnership

In December 2025, SEALSQ made a strategic investment in EeroQ, a US-based quantum chip design company pioneering a breakthrough approach to building a quantum computer using electrons on helium (eHe).

EeroQ aims to build a large-scale quantum computer based on single electrons trapped on superfluid helium, a technology originally proposed in the late 1990s and now made feasible thanks to major advances in materials science, microfabrication, and cryogenic engineering.

EeroQ’s design offers several key advantages that align with SEALSQ’s long-term strategic priorities. Unlike other quantum computing architectures requiring datacenter-scale cryogenic infrastructure, EeroQ’s qubits, based on the smallest particle in nature, enable the design of quantum processors as small as a thumbnail. EeroQ’s platform is designed to be manufactured using standard semiconductor processes, directly compatible with SEALSQ’s secure semiconductor personalization and OSAT capabilities. In addition, single-electron qubits offer promising metrics in coherence time, all-to-all connectivity, and mobility of qubits, enabling novel architectures.

This positions EeroQ as one of the most scalable approaches to quantum computing currently under development.

SEALSQ’s investment in EeroQ strengthens its “Quantum Made in USA” vision and reinforces its commitment to strengthening the United States’ leadership in quantum-resistant technologies and future quantum computing platforms by supporting the development of an integrated post-quantum and quantum-era semiconductor ecosystem combining post-quantum cryptographic chips that are already commercialized, quantum-resistant secure microcontrollers, advanced personalization centers in the U.S., and future quantum accelerator chips developed in strategic partnership.

g. Other Business & Organization Highlights

Quality Management & ESG

In 2025, SEALSQ demonstrated its unwavering commitment to operational excellence, environmental stewardship, and robust governance through the successful renewal of key international certifications. Notably, SEALSQ renewed its ISO 9001:2015 (Quality Management Systems) and ISO 14001:2015 (Environmental Management Systems) certifications by AFNOR for a three-year cycle, achieving this milestone with zero non-conformities.

This flawless audit outcome underscores the maturity and effectiveness of SEALSQ’s integrated management systems, ensuring consistent delivery of high-quality, reliable post-quantum semiconductor and cybersecurity solutions while minimizing environmental impact through sustainable practices such as energy efficiency, waste reduction, and responsible resource use.

These achievements not only reinforce customer confidence and regulatory compliance — including alignment with frameworks like the EU’s Corporate Sustainability Reporting Directive (CSRD) — but also advance SEALSQ’s broader ESG strategy, positioning SEALSQ as a trusted partner in building a secure and sustainable digital future.

Marketing & Communications

In 2025, SEALSQ significantly amplified its marketing and communication initiatives to drive global awareness of its post-quantum cybersecurity solutions, spearheaded by the launch of the QS7001 quantum-resistant chip in Q4 2025, by launching a targeted PR campaign in partnership with SparkPR a leading U.S. tech marketing agency, that started to generate widespread media coverage and position SEALSQ as a pioneer in quantum-secure hardware.

Strategic partnerships, such as the collaboration with BWT Alpine Formula One Team, were highlighted through high-profile events, including the partnership kick-off at the Las Vegas Grand Prix on November 19-21, 2025, where SEALSQ hosted an exclusive launch event integrating quantum technology demonstrations with motorsport innovation to engage stakeholders in secure, high-performance applications.

SEALSQ also organized a “Quantum Days” event in May in France, gathering experts for discussions on post-quantum and space security, featuring live demonstrations of quantum-resistant algorithms like Kyber and Dilithium to showcase technological advancements.

SEALSQ’s participation in the IQT Quantum + AI Summit (Q+AI) in October further elevated visibility and coincided with the debut of SEALSQ’s QS7001 product to underscore its role in unbreakable security. Carlos Moreira, SEALSQ’s CEO, delivered the opening keynote on “AI Meets Quantum: Building Unbreakable Post-Quantum Security” and joined a CEO roundtable alongside industry leaders,

Complementing these efforts, the inauguration of the IC’Alps facility in Grenoble in November 2025 marked the launch of the Franco-Swiss Quantum Corridor, an event that highlighted Europe’s first sovereign quantum-resistant ASIC (QASIC) project and reinforced SEALSQ’s commitment to sovereign innovation through collaborative showcases and executive engagements. These initiatives collectively enhanced brand recognition, fostered key industry relationships, and supported revenue growth by aligning SEALSQ’s quantum-ready portfolio with emerging market demands.

h. Strategic Outlook 2026

i. Market Drivers & General Trends

The Evolving Landscape of Secure Semiconductors

SEALSQ is pleased to provide management’s assessment of, and views on, the semiconductor industry for the upcoming years. SEALSQ believes this assessment and these views are critical in understanding SEALSQ’s strategy and competitive advantage described below.

Introduction

The semiconductor industry is at the edge of a discontinuity and profound revolution due to rising complexity, cost, and the impact of disruptive technologies like GenAI, quantum computing, and chiplets.

Semiconductors continue to be the crucial component of intelligent services and devices, with the market expected to reach $1 trillion by 203011.

Hardware-based security is increasingly becoming a pillar of national cybersecurity and OEM strategies, especially in response to emerging quantum threats.

Software alone cannot provide complete protection. Hardware-based security measures are essential to defend against physical attacks, including tampering and side-channel leakage.

SEALSQ is one of the few companies worldwide with the capability to design and certify secure chips at Common Criteria EAL5+ level or higher.

OEMs like Apple, Google, Tesla, and SpaceX are increasingly building their own chips to secure control over critical functions. Chiplets offer a dual opportunity: embedding secure IP into general-purpose chips or creating standalone secure chiplets with high certification.

Regulations

The industry is shifting from “security as a feature” to “security as a legal prerequisite” as legacy encryption is being systematically phased out to mitigate the quantum threat.

2026 Outlook

SEALSQ believes that 2026 is a critical compliance “cliff” for two major reasons:

-

EU Cyber Resilience Act (CRA) Deadlines: By September 11, 2026, manufacturers must comply with the CRA’s strict vulnerability reporting obligations. This mandates that any “product with digital elements” sold in the EU must have documented security lifecycles. Non-compliance now risks fines of up to €15 million or 2.5% of global turnover.

-

CNSA 2.0 Networking Compliance: In the U.S., the National Security Agency (NSA) has set 2026 as the milestone for traditional networking equipment (VPNs, routers) to support and prefer CNSA 2.0 (Post-Quantum) algorithms. This forces a rapid refresh cycle for hardware infrastructure handling sensitive data.

11 https://www.pwc.com/gx/en/industries/technology/pwc-semiconductor-and-beyond-2026-full-report.pdf

The Quantum Threat: Beyond 2026

The “Harvest Now, Decrypt Later” (HNDL) risk has transitioned from a theoretical concern to a boardroom priority. By 2027 and beyond, the trend shifts toward Quantum-Safe-by-Design:

-

Hybridization as the Standard: Post-2026, SEALSQ believes that most regulated industries (Finance, Healthcare) will mandate Hybrid Cryptography. This uses a “dual-wrap” approach, combining classical ECC/RSA with NIST-standardized PQC (like ML-KEM and ML-DSA) to ensure security even if one algorithm is compromised.

-

The “Quantum-Safe” CE Mark: As the CRA moves toward full application in 2027, “state-of-the-art” requirements will likely include quantum resistance for long-lived devices (e.g., smart meters, industrial controllers).

-

Cryptographic Agility: The industry focus is moving beyond just “updating keys.” Regulations will increasingly require Crypto-Agility, where systems are designed to swap out entire cryptographic suites via firmware updates without hardware redesigns.

Sovereignty

Since 2025, digital sovereignty has transitioned from a policy discussion to a technical mandate for the global supply chain. Central to this shift is “Geopatriation” – the requirement that the anchors of digital identity, such as Roots of Trust and PKI, must be housed within defined national or geopolitical boundaries. SEALSQ’s response to this evolution of the geopolitical landscape and supply strategy is to provide sovereign semiconductor design, test, PKI and Root–of-Trust infrastructures and capabilities, particularly in the US (“Made in USA Strategy”) and Europe.

Sovereign Root of Trust (RoT)

The market has moved away from a “universal cloud trust” model. SEALSQ believes that in 2026, the EU Cyber Resilience Act (CRA) and U.S. Executive Order 14028 (via CNSA 2.0) could create a demand for “Local Roots”, such as:

●	National Trust Anchors: Governments are increasingly mandating that critical infrastructure (energy, defense, healthcare) use Roots of Trust managed on domestic soil. This prevents foreign entities from having the “kill switch” capability to revoke certificates or push unauthorized firmware.
●	Quantum Sovereignty: SEALSQ believes a major 2026 trend will be the creation of sovereign post-quantum Roots of Trust. Nations are racing to establish their own PQC-ready trust chains to ensure long-term data “immutability” and protection against future decryption by rival nation-states.

Sovereignty in Manufacturing: Secure Injection

The device digital credentials injection phase (injecting certificates and keys) during manufacturing is now the most sensitive part of the chip supply chain from a sovereignty perspective.

To avoid shipping unprovisioned chips across borders, OEMs are using localized personalization centers. This allows for the injection of Sovereign Identities at the point of assembly, ensuring that a device destined for the U.S. market receives a U.S.-managed identity, while a device for the EU receives an EU-compliant one.

The “Clean Room” Requirement: Manufacturing partners (Foundries and OSATs) are being audited for “Sovereign Compliance.” In 2026, “In-Country Injection” mandates are expected to be implemented, where the final cryptographic “birth” of a device must occur within the target market’s borders to ensure no third-party interception of primary seeds or keys.

PKI and Digital Autonomy

PKI services are expected to focus on Decoupling and Portability in 2026. This decoupling is achieved through Crypto-Agility and SBOM integration, as detailed below:

-

Vendor Lock-in Resistance: Sovereignty now includes the ability to migrate PKI hierarchies without re-tooling hardware. This is achieved through Crypto-Agility, where devices are designed to trust multiple “Sovereign Sub-CAs” that can be rotated as geopolitical alliances shift.

-

Supply Chain Attestation (SBOM): Beyond just the key, the PKI is used to sign the Software Bill of Materials (SBOM) during manufacturing. In 2026, a device cannot be “onboarded” to a sovereign network unless its identity is cryptographically tied to a verified, signed list of its software components.

Quantum Sovereignty Investments (U.S. Focus)

To accelerate its “Made in USA Strategy” and deliver sovereign quantum capabilities, SEALSQ has deployed capital through the Quantum Fund. Key actions include:

-	Strategic investment in EeroQ (December 2025), a U.S.-based quantum chip design house developing scalable electron-on-helium processors.
-	Follow-on investment in EeroQ (February 2026) to deepen collaboration.
-	Positioning for vertical integration of post-quantum security with future quantum hardware.
-

Quantum Capabilities: Investments target full sovereign quantum ecosystems — from secure post-quantum Roots of Trust to CMOS-compatible quantum processors — enabling end-to-end protection of U.S. critical infrastructure and national trust anchors against geopolitical and quantum risks.

Consortiums & Alliances Standards

In 2026, the IoT landscape is expected to be characterized by unification and sovereignty. Major alliances have shifted from simply defining connectivity to enforcing security standards that align with global regulations like the EU Cyber Resilience Act (CRA). SEALSQ, as an active member within some consortiums like the ones mentioned below is expected to raise awareness on its advanced product offering which complies with these consortiums’ standards, identify potential commercial partners in these alliances, and benefit from the marketing efforts deployed by these consortiums and alliances:

Connectivity Standards Alliance (CSA): Matter 1.5 and Beyond

In late 2025 and into 2026, the CSA has solidified Matter 1.5, which expanded the ecosystem into high-impact categories:

-	New Device Support: Native integration for security cameras (using WebRTC), smart closures (gates, blinds), and soil sensors.
-

Energy Management: Matter now features advanced “Energy Management” clusters, allowing devices to respond to real-time grid carbon intensity and dynamic tariff pricing—a key 2026 trend for sustainability.

-	Aliro: The new “Aliro” standard for smart locks has reached maturity, ensuring mobile devices and wearables act as universal digital keys across brands.

FIDO Alliance: Passkey Maturity & Digital Credentials

The FIDO Alliance has moved beyond simple login replacement to comprehensive identity wallets:

-	CTAP 2.2 / 2.3: The release of CTAP 2.2 has standardized “Hybrid Transport,” allowing a passkey on a phone to effortlessly unlock a laptop or IoT terminal.

-

Credential Exchange: 2026 will mark the launch of workstreams for Digital Credentials, allowing users to store and share verified IDs (like driver’s licenses) using the same phishing-resistant FIDO protocols.

Wi-SUN Alliance: The Smart City Backbone

The Wi-SUN Alliance is dominating the “Field Area Network” (FAN) for utilities and smart cities:

-	FAN 1.1 Adoption: 2026 expects the mass rollout of FAN 1.1, which provides higher data rates and lower latency for AMI 2.0 (Advanced Metering Infrastructure).
-

Scalability: Wi-SUN mesh networks are expected to be used in 2026 to manage nearly half a million streetlights in single deployments (e.g., Miami and Paris), serving as the communication layer for EV charging and air quality sensors.

TCG & GSMA: The Hardware Trust Anchors

-

Trusted Computing Group (TCG): The focus in 2026 is expected to be post-Quantum TPMs. TCG has finalized specifications for TPM 2.0 (version 1.85+) to support ML-KEM and ML-DSA, ensuring that “Measured Boot” remains secure against quantum threats.

-

GSMA: The push is for eSIM/iSIM for LPWAN. GSMA’s 2026 roadmap focuses on the “SGP.32” specification, which simplifies remote provisioning for constrained IoT devices, removing the need for physical SIM swaps in massive industrial deployments.

ECHONET Consortium

The ECHONET Consortium, primarily dominant in Japan and East Asia, has entered 2026 as a pivotal player in the global “Energy IoT” and “Carbon Neutrality” movements. As of early 2026, the cumulative shipment of ECHONET Lite-certified devices has surpassed 160 million units, driven largely by mandatory smart meter rollouts and air conditioning standards.

To align with global regulations like the EU Cyber Resilience Act, the ECHONET Consortium has introduced new security layers. In late 2025, the Security Function Certification Working Group was established. By 2026, new AIF (Application Interface) certifications require rigorous device authentication to prevent unauthorized grid-scale manipulation.

ii. Trends by Key Target Market

TPM Market

In 2026, the Trusted Platform Module (TPM) market is expected to transition from a PC-centric security component to a universal “Hardware Root of Trust” across all connected industries. The global market is valued at approximately $3.35 billion in 2026, maintaining a robust CAGR of over 13%12.

12 https://www.researchnester.com/reports/trusted-platform-module-tpm-market/3955

The Post-Quantum Cryptography Pivot (PQC)

SEALSQ believes that 2026 is the year of TPM 2.0+. As regulatory mandates like CNSA 2.0 and the European Quantum Act (expected in 2026) take hold, the market is shifting toward quantum-resistant chips including the following:

●	Hybrid Implementations: Leading vendors like SEALSQ are shipping TPMs that support hybrid cryptographic suites, combining classical RSA/ECC with ML-KEM and ML-DSA to protect against “Harvest Now, Decrypt Later” threats.
●	SEALSQ’s QVault™: New product categories like the QVault TPM are entering mass production, specifically designed for industrial and government sectors requiring long-term data protection.
●	Cloud-Edge Synergy: TPMs are now essential for “Attestation” services in cloud-edge computing, where the TPM provides a hardware-verified report of a device’s health before it is allowed to access the 2026 “Zero-Trust” enterprise networks.

Secure ASICs Market

The global secure ASIC market is experiencing sustained growth driven by increasing security requirements across critical infrastructures, defense systems, industrial automation, automotive, healthcare, and connected IoT applications, reinforced by quantum computer threats and new regulations such as CNSA2.0 in the US.

Unlike general-purpose microcontrollers or programmable devices, secure ASICs enable the integration of advanced security functions directly into silicon, offering higher performance, lower power consumption, and a reduced attack surface. The rising adoption of hardware-based roots of trust, secure enclaves, and embedded cryptographic accelerators, combined with the need for long product lifecycles and regulatory compliance and needs for highest level of certification, is reinforcing demand for custom and semi-custom secure integrated circuits.

The emergence of post-quantum cryptography requirements is creating a new generation of secure ASIC designs, as customers anticipate future quantum computing threats and seek long-term protection of sensitive data. As a result, secure ASICs are increasingly viewed as a strategic foundation for trusted digital systems in both sovereign and commercial markets.

PKI Market

SEALSQ believes that the IoT Device Identity market will reach a critical inflection point in 2026, with the global PKI market projected to be worth approximately $8.48 billion growing at a 20.5% CAGR until 203513: The “identity-first” security model is no longer optional, driven by strict global mandates like the EU’s CRA.

In SEALSQ’s view, this inflection point is the result of the following trends in the industry:

During Manufacturing:

The “Secure Birth” Trend

In 2026, SEALSQ believes that manufacturing PKI will focus on Zero-Touch Provisioning (ZTP) and localized trust anchors given the following industry trends.

Factory-Floor Sovereignty: Manufacturers are increasingly deploying “PKI-in-a-box” solutions (like SEALSQ’s INeS Box) to issue unique digital birth certificates locally. This prevents “gray market” overproduction and ensures keys never leave the secure boundary of the factory.

13 Research Nester, Sept 2025 available at https://www.researchnester.com/reports/public-key-infrastructure-pki-market/5182

Supply Chain Attestation: There is an industry-wide surge in the use of Software Bill of Materials (SBOM) signing. PKI is used to cryptographically sign not just the firmware, but the entire build manifest at the point of origin, ensuring end-to-end integrity before the device even leaves the factory.

During Lifecycle - Automation or Outage.

Beyond the “Secure Birth” at the manufacturing stage, 2026 is expected to be defined by the Shortened Certificate Lifespan challenge. The following factors are viewed as drivers for this challenge: The 200-Day Standard: With public TLS (Transport Layer Security) lifespans dropping to 200 days in early 2026 (and heading toward 45 days in 2029), manual certificate management has become a liability. Automated Certificate Lifecycle Management (CLM) is now the market standard for IoT fleets.

Post-Quantum Readiness: 2026 market leaders are expected to shift toward Hybrid PKI. Devices are being provisioned with dual-signature certificates (Classical + PQC) to ensure they remain reachable as networks begin enforcing quantum-resistant handshakes.

Provisioning & Test Services Market

The market for Provisioning and Wafer Test services (OSAT) is shifting from a standard high-volume manufacturing step to a critical security and reliability bottleneck. This shift consists of the following:

Security-by-Design & “Zero-Touch” Provisioning: OSATs are no longer just testing electrical signals; they are increasingly responsible for Secure Provisioning. This involves injecting unique device identities (keys/certificates) into Secure Elements or TPMs at the wafer level.

Regulatory Compliance (CRA & NIST): New regulations like the EU Cyber Resilience Act (CRA) are forcing OEMs to prove the integrity of their chips. This drives demand for OSATs to provide an “Identity Birth Certificate” for every chip, often linked to an SBOM (Software Bill of Materials) signed at the factory.

Security provisioning is the critical industrial process of injecting unique cryptographic “birth identities”—such as private keys and X.509 digital certificates—into semiconductor chips or electronic boards during the manufacturing phase. By using a Hardware Security Module (HSM) to manage these secrets within the factory, manufacturers ensure that every device leaves the assembly line with a hardware-anchored Root of Trust that cannot be duplicated or extracted. This process is essential for preventing counterfeiting, ensuring secure boot, and enabling “Zero-Touch” onboarding, where a device can automatically and securely connect to a cloud platform the moment it is powered on for the first time.

i. Competitive Landscape

SEALSQ stands out with its value proposition as unique player capable to play on three different and very specialized markets: Hardware embedded security, custom IC design services (IC’Alps), and Trust services. SEALSQ achieves a distinctive positioning on each market as illustrated below.

Embedded security (Semiconductors & Firmware)

Custom Semiconductor Design Services

CC EAL certifications and associated product

On-demand IP / Chiplet
ASSP / ASIC
From Software
From EAL2+
EAL4+
To EAL7 certification
SEAL SQ
THALES
AUSTRIACARD
nuvoTon
Atos
THEGREENBOW
PRIMX
IDQ
life.augmented
IDEMIA
Panasonic
SAMSUNG
infineon
NXP

From ANSSI CC certified Catalog – March 26

2

PKI & Trust Services

Go-to-Market Strategy

SEALSQ’s expertise spans the full hardware spectrum, including standard chips, custom chip design, and security IP and secure enclaves. This positioning has been further strengthened by the recent acquisition of IC’Alps in France, which brings SEALSQ critical ASIC and custom chip design capabilities.

SEALSQ is uniquely positioned to execute a three-phase quantum product roadmap that begins in the short term with the commercialization of the first post-quantum cryptography (PQC) standard chip on the market—the QS7001, which was launched in Q4 2025. This roadmap continues in the mid-term with the development of custom integrated circuit solutions, the QASIC (Quantum ASIC – Application-Specific Integrated Circuit), and related security IP offerings. In the long term, SEALSQ aims to provide secure system solutions for next-generation architectures, including chiplet-based Hardware Security Modules (CHSMs) tightly coupled with pre-certified secure enclaves and security IP integrated into larger chips.

SEALSQ’s positioning is differentiated by internally developed security and PQC IP and by its ability to achieve the highest levels of hardware certification, including Common Criteria EAL5+.

The QASIC initiative will form a cornerstone of SEALSQ’s roadmap for post-quantum Hardware Security Modules (HSMs) and secure microcontrollers used in critical infrastructures, defense systems, IoT devices, and AI applications.

Product & Hardware Design Roadmap

Short Term

In the short term, SEALSQ will commercialize its existing QS7001 platform (PQC hardware platform only) and/or the QVault TPM (PQC hardware and software–compliant platform). These solutions will be offered either as discrete packaged integrated circuits to be integrated by customers onto their printed circuit boards (PCBs), or as bare die to be integrated directly into customer System-in-Package (SiP) solutions.

Mid Term

In the mid-term, SEALSQ plans to develop a custom integrated circuit embedding post-quantum cryptography secure elements, targeting certifications including FIPS 140-3, Common Criteria, and relevant governmental or agency approvals. Under the preferred operating model, which remains to be validated, SEALSQ would provide a secure hard macro, while a strategic partner would integrate and commercialize the final integrated circuit.

Long Term

In the long term, SEALSQ aims to co-develop a next-generation platform combining a chiplet-based Hardware Security Module (CHSM), a companion secure enclave, and integrated trusted services, addressing the security requirements of future system architectures.

Finally, in SEALSQ’s model, like other secure chip manufacturers, a critical additional step is the injection of keys and certificates, performed either at the wafer level or after packaging. This Test & Personalization (or provisioning) process embeds credentials such as identities, cryptographic keys, and certificates directly into the chip, enabling trusted security features and making the hardware ready for secure deployment. Test and Personalization Center projects are already being launched in Europe (Murcia, Spain) and South Korea.

Trust Services Roadmap

Personalization & Test

The global semiconductor supply crisis of 2022–2023, combined with increasing geopolitical instability, exposed two structural vulnerabilities in the global economy:

1.	The critical dependence of all major industries on semiconductors, with widespread supply disruptions affecting automotive, consumer electronics, network infrastructure, industrial equipment, and defense-related systems. Much like oil, semiconductors are foundational to modern industrial production.
2.	A high level of geostrategic concentration, with semiconductor manufacturing and processing largely dependent on a limited number of countries, primarily in Southeast Asia, creating systemic supply and security risks.

At the same time, the rapid evolution of cyber threats—particularly the emergence of quantum computing—represents a paradigm shift in digital security. It is expected that quantum computers will be capable of breaking current cryptographic standards within seconds. In response, regulators in Europe (through the CRA) and the United States (e.g., CNSA 2.0 & EO 14144) are mandating the adoption of post-quantum cryptography starting in 2027 for all systems related to national security, a scope that effectively extends to most connected and embedded systems.

SEALSQ’s Roadmap responds to these challenges.

To address both supply-chain sovereignty and next-generation cybersecurity, SEALSQ’s strategy is to build regional semiconductor hubs, in partnership with local industrial and institutional players, integrating three high-value segments of the semiconductor value chain:

1.	Custom, post-quantum enabled microcontroller design, the root of trust of electronic systems, including the engineering required for industrial-scale production.
2.	Testing, ensuring that every microcontroller is individually validated before customer delivery.
3.	Secure provisioning (personalization), where software, cryptographic material, and unique digital identities are embedded into each chip.

Provisioning is becoming a decisive strategic differentiator. In regulated markets such as automotive, national identity, and IoT across industrial sectors, government authorities increasingly require each semiconductor to embed a tamper-proof digital identity to protect against cyberattacks and counterfeiting.

After having signed and kicked-off the first regional semiconductor hubs in Murcia –Spain, and building on this foundation, SEALSQ is actively engaging with partners to establish two additional Custom Design, Test, and Personalization hubs in 2026, one in the United States and one in Asia, further expanding its global footprint and reinforcing its leadership in post-quantum semiconductor security.

RoT & PKI services

SEALSQ’s strategic roadmap is built on 4 phases: Phase 1 was implemented in 2025, with the other phases in progress:

Phase 1: High-Assurance Device Identity (Foundation)

The focus was to establish in 2025 the hardware-backed root of trust consisting of the following.

●	Hardware-to-Cloud Binding: Leverage INeS to manage certificates where private keys are generated and stored inside Secure Elements (VaultIC) or TPMs.
●	Automated Enrollment: Deploy EST (Enrollment over Secure Transport) or CMPv2 protocols via INES APIs to eliminate manual certificate injection and enable “Zero-Touch” onboarding.
●	Cloud-to-Edge Bridge: Integrate INeS with IoT Hubs (AWS IoT, Azure IoT, or private MQTT brokers) to ensure the device identity is the primary key for all telemetry data.

Phase 2: Post-Quantum Readiness & Crypto-Agility

The focus started in 2025 and will continue in 2026 around future-proofing the infrastructure against quantum computing threats expected to consist of the following.

●	Hybrid PKI Deployment: Start issuing “hybrid” certificates through INeS, containing both classical (ECC/RSA) and Post-Quantum Cryptography (PQC) signatures (e.g., ML-DSA/Dilithium).
●	Algorithm Rollover: Test the ability of your IoT fleet to handle larger PQC keys and signatures without bricking legacy hardware.
●	HSM Migration: Ensure the HSMs connected to INES are firmware-upgraded to support FIPS-certified PQC algorithms.

Phase 3: Supply Chain Security & SBOM Integration

The focus started in 2025 and with new developments anticipated in 2026, is to link “who the device is” with “what the device is running.” This integration is expected to involve the following:

●	Signed SBOMs: Implement a workflow where every software build generates an SBOM. This SBOM must be digitally signed using the INES Code Signing service (backed by HSMs).
●	Immutable Manifests: Store the hash of the signed SBOM on-chain or in a secure ledger, indexed by the device’s PKI serial number.
●	Vulnerability Mapping: Use the SBOM to proactively notify the PKI manager if a device identity should be suspended because its software version contains a critical CVE.

Phase 4: Extended Trust Services (The “Digital Twin” of Trust)

The objective is to move beyond authentication to verifiable assertions and will require clarifying requirements, initiating prototypes before development. This objective is based on the following:

●	Verifiable Credentials (VCs): Transition from simple X.509 certificates to VCs for device attributes (e.g., “This device is certified for medical use” or “This device is owned by Company X”).
●	Dynamic Trust Scores: Implement a system where a device’s “Trust Level” is calculated based on its PKI validity + its current SBOM integrity + its behavioral analysis.
●	Cross-Domain Federation: Use INeS to allow your IoT devices to be recognized by partner ecosystems (Interoperability) using standardized trust lists.

Roadmap includes also a Key Management System (KMS), to enable a shift from a purely “identity-focused” view (PKI) to a “secret-focused” view. While the PKI handles certificates (Public Trust), the KMS manages the operational keys (Symmetric keys, API keys, and App-level secrets) that make the IoT ecosystem functional.

II. The Satellite Vertical: WISeSat.Space

a. WISeSat.Space overview

WISeSat is WISeKey’s space technology subsidiary focused on the development of secure satellite infrastructure and related space-based services. During 2025, WISeSat continued to expand its activities in low Earth orbit (“LEO”), combining satellite connectivity, secure communications, digital identity, and post-quantum security technologies across a growing ecosystem of industrial and institutional partners.

Historically, WISeSat’s proposition was centered on secure satellite-enabled IoT connectivity for remote and difficult-to-serve environments. That positioning remains relevant for certain applications. From the end of Q4 2025 through the first quarter of 2026, WISeSat has diversified its offerings to support SEALSQ’s QSOC offering and further evolved its offerings toward a broader and more differentiated role: serving as a secure orbital infrastructure layer for sovereign, defense, critical-infrastructure and other security-sensitive applications.

In this context, WISeSat is increasingly positioning itself as a space-infrastructure platform, rather than primarily a generic IoT operator. As a space-infrastructure platform, WISeSat is designed to support higher-value secure communications, authentication, digital trust and selected data and transaction services from orbit. As a secondary endpoint, WISeSat continues to support lower-value secured communications in IoT and device-to-device connectivity, which remain important application layers within its model.

This strategic evolution is reflected in WISeSat’s growing alignment with SEALSQ’s post-quantum semiconductor and security stack and in the development of the QSOC initative. The QSOC is intended to become a secure, satellite-native orbital architecture through which WISeSat would provide the space and ground infrastructure, while selected quantum, post-quantum and cybersecurity capabilities would be contributed by SEALSQ. As the program develops, future platform generations may support a wider range of capabilities, including secure communications, post-quantum cryptographic services, digital identity and trust infrastructure, direct-to-device connectivity, selected sensing functions, onboard processing and other sovereign digital infrastructure services.

SEALSQ’s contemplated commercial model with WISeSat is based on an anticipated right of use for capacity in an initial 12 satellites to be launched by December 2027, in order to use capacity in such satellites for SEALSQ’s QSOC initiative. Under this structure, WISeSat would retain legal ownership or primary interest and operational control of the satellites, including the related space and ground segment infrastructure, and would remain responsible for operating the constellation and providing the associated services. In addition, subject to the terms of the anticipated right of use, WISeSat will have the right to sell satellite capacity and services in those 12 satellites to other customers. SEALSQ would not acquire ownership of the satellites, but would obtain dedicated capacity to support the development and delivery of selected QSOC-related services using its quantum, post-quantum, secure semiconductor and trusted identity technologies.

WISeSat’s initiative plans to deploy up to a 100-satellite constellation. The QSOC initiative is designed to deliver quantum key distribution (QKD), quantum random number generation (QRNG), and post-quantum identity services as a subscription offering to enterprises and governments worldwide. The project plans to deploy satellites incrementally from 2026 through Full Operational Capability (FOC) in 2033. At FOC, WISeSat is expected to operate a constellation providing dedicated QSOC for SEALSQ, and SEALSQ is expected to deliver a contractually guaranteed 99.9% uptime service-level agreement (SLA) to its customers.

WISeSat’s objective is therefore to build a secure and scalable European-rooted space-infrastructure platform capable of addressing both sovereign and commercial use cases, while maintaining a strong emphasis on cybersecurity, resilience, trusted identity and Swiss-rooted governance. WISeSat is also at the forefront of creating an Ultra-Secure Picosatellite Solutions, in collaboration with its ally, FOSSA Systems. It champions the cause of secure IoT communication via space-based networks, harnessing the latest cryptographic innovations to guarantee safe and instantaneous data exchanges across diverse sectors, safeguarding the sanctity and privacy of the data transmitted.

WISeKey’s investment in FOSSA in 2021 helped establish the initial technical and operational foundations of WISeSat. Building on that base, and in alignment with the Group’s broader capabilities in cybersecurity, semiconductors and post-quantum technologies, WISeSat is now pursuing a more differentiated position in secure space infrastructure.

On November 9, 2025, WISeKey entered into a definitive business combination agreement with Columbus Acquisition Corp., a publicly traded special purpose acquisition company, pursuant to which WISeSat is expected to become a publicly listed company on the Nasdaq Stock Market following completion of the transaction. For more information see Item 10.C. Material Contracts and Item 3.D.Risk Factors — “The proposed business combination between WISeSat and Columbus Acquisition Corp. may not be completed, may be delayed, or may result in adverse consequences to WISeKey even if consummated.”

b. What does WISeSat do?

WISeSat is developing secure, resilient space-based infrastructure intended to support trusted communications, digital identity and data exchange across sovereign, defense and other high-integrity environments. Building on its initial satellite-enabled connectivity activities, WISeSat is now advancing a broader strategic roadmap centered on secure orbital infrastructure and the progressive development of the QSOC.

As a space-infrastructure platform, WISeSat is designed to support high-value secure communications, authentication, digital trust and selected data and transaction services from orbit. Its platform is designed to serve as a secure orbital infrastructure layer for sovereign, defense, critical-infrastructure and other security-sensitive applications. As a secondary endpoint, WISeSat continues to support other secured communications in IoT and device-to-device connectivity, which remain important application layers within its model.

This evolution reflects both changing market requirements and the Group’s wider technology trajectory. As demand grows for more sovereign, cyber-resilient and independent communications capabilities, WISeSat is positioning its platform to support a broader range of advanced services and mission-relevant applications beyond its original IoT focus.

Over time, this roadmap is expected to incorporate capabilities such as secure communications, on-orbit data processing, data storage, inter-satellite links, signals intelligence (SIGINT) and other mission-enabling services aligned with security-sensitive and high-integrity use cases. These capabilities are intended to build progressively on the Company’s satellite, ground segment and security foundations.

c. WISeSat.Space’s Platform, Capabilities and Ecosystem

WISeSat’s platform is designed to combine three main elements: orbital assets, ground infrastructure and an integrated security layer.

At the orbital level, WISeSat has developed and accessed nanosatellite capabilities through a combination of in-house missions, strategic investments and industrial partnerships. These assets have supported secure IoT, telemetry, proof-of-concept device-to-device connectivity, and the testing of cybersecurity and transaction-related payloads in orbit. During 2025, WISeSat continued to work with existing LEO assets while preparing for the next phase of constellation development.

At the ground level, WISeSat intends to expand its operating footprint through dedicated antenna and ground-segment infrastructure, including in Switzerland and other geographies under consideration. This ground capability is an important element of WISeSat’s long-term model, as any scaled constellation strategy requires not only orbital assets but also secure command, control, monitoring and data-management infrastructure.

At the security layer, WISeSat benefits from the broader WISeKey and SEALSQ ecosystem, including Root of Trust, PKI, and secure authentication, post-quantum cryptographic technologies. This allows WISeSat to position its space activities within a differentiated trust architecture rather than as a pure connectivity offering. During 2025, this integration also extended into proof-of-concept work around tokenised transactions and secure digital interaction from orbitWISeSat’s ecosystem strategy is intended to accelerate deployment while reducing execution risk. Rather than relying solely on a vertically built constellation from day one, the company has pursued partnerships and access arrangements that provide interim operational capability, diversified launch options and industrial flexibility. These relationships also support the gradual transition from current nanosatellite-based activities toward larger and more capable future platforms.

In parallel with the development of its flight business, WISeSat also initiated work during the second half of 2025 on a user-segment concept for secure device-to-device communications. This project is intended to explore a pocket-sized communication device integrating SEALSQ’s quantum-ready semiconductor technology and multi-constellation access. The concept is designed as an intermediate step that could address nearer-term market needs while preparing the eventual integration of WISeSat’s own secure and sovereign constellation resources.

d. Commercial positioning and application area

WISeSat’s commercial positioning is increasingly centered on security-sensitive and infrastructure-oriented use cases where trust, resilience, sovereignty and remote access matter more than commodity bandwidth.

The company sees the most relevant longer-term applications in the following areas:

1. Sovereign and defense communications

Secure communications, resilience against disruption, trusted device authentication and independent access to orbital infrastructure are increasingly important for defense and national-security stakeholders. WISeSat’s activities with the Swiss Armed Forces and its broader strategic orientation have reinforced this positioning.

Potential Use Case: Secure Communications for Deployed Teams

A government or defence customer operating in remote or degraded environments may require resilient communications that do not depend solely on terrestrial networks. In such a scenario, WISeSat’s future satellite infrastructure could support secure field communications, trusted device authentication and resilient connectivity between deployed teams, command functions and mission-support systems.

WISeSat’s role would be to provide the orbital and ground infrastructure layer, while the broader WISeKey and SEALSQ ecosystem could contribute trusted identity, secure elements and post-quantum cryptographic protection. This type of potential use case reflects WISeSat’s strategic focus on sovereign and security-sensitive communications rather than mass-market connectivity.

2. Critical infrastructure and industrial systems

Selected industrial use cases remain relevant where terrestrial connectivity is limited or unavailable and where secure identification, authentication and data integrity are important. These may include infrastructure monitoring, remote asset supervision and mission-critical field communications.

Potential Use Case: Secure Monitoring of Remote Strategic Assets

Operators of critical infrastructure, such as energy, transport or other remote industrial assets, may require secure telemetry and authenticated communications in locations where terrestrial coverage is limited, intermittent or unavailable. In such cases, WISeSat’s space-based infrastructure could support the secure transmission of field data, equipment status and alerts from remote assets back to authorized control environments. The value proposition in this scenario is not limited to connectivity. It also includes device authentication, data integrity and trusted communications for infrastructure where resilience and cybersecurity are increasingly important.

3. Secure device-to-device and field communications

WISeSat sees growing relevance in secure communications devices and hybrid architectures combining existing constellations with Swiss-rooted security and cryptographic layers. This is particularly relevant for government, security-force and enterprise environments requiring resilient non-terrestrial communications.

Potential Use Case: Handheld Secure Communication Device for Non-Terrestrial Networks

WISeSat is exploring a user-segment concept involving a pocket-sized communication device designed to connect through non-terrestrial networks while embedding Swiss-rooted security and post-quantum cryptographic technologies. Such a device could be used by enterprise, government or security users requiring mobile communications outside conventional coverage areas.

This type of architecture could combine existing constellation access with a secure cryptographic layer at the device level, while preparing for later integration with WISeSat’s own future sovereign constellation resources. It is intended as a practical bridge between today’s addressable market needs and WISeSat’s longer-term orbital infrastructure strategy.

4. Digital trust, authentication and transaction services from orbit

WISeSat’s integration with the broader WISeKey, SEALSQ, and SEALCOIN ecosystem provides a specialized advantage in authenticated machine-to-machine communication, secure digital identity, and select tokenized transaction applications—all supported by space-based infrastructure.

Potential Use Case: Authenticated Machine-to-Machine Transactions

In certain environments, connected devices must do more than exchange data-they must also authenticate themselves, execute trusted interactions, and support automated machine-to-machine transactions. In this type of scenario, WISeSat’s orbital infrastructure could provide a secure space-based layer supporting authenticated digital interaction between devices, sensors or connected assets.

Combined with the broader WISeKey, SEALSQ and SEALCOIN ecosystem, such a use case may extend beyond communications into trusted identity, secure transaction validation and selected tokenised service models. This represents a differentiated application of space infrastructure in which trust and cryptographic security are central to the value proposition.

5. European and Swiss New Space ecosystem enablement

Over time, WISeSat also intends to serve as a modular in-orbit platform through which selected third-party technologies, subsystems or payloads may gain flight heritage and validation in a secure operational environment. This role is increasingly relevant as WISeSat moves toward larger future platforms under the QSOC roadmap.

Against this background, WISeSat no longer presents itself principally through broad consumer or utility-style verticals, such as farming, water distribution or pipeline monitoring. While such applications may still exist at the edge of the addressable market, WISeSat’s strategic emphasis has shifted toward sovereign, defense, critical-infrastructure and high-trust digital use cases, where its combined space and cybersecurity positioning is more distinctive.

Potential Use Case: In-Orbit Validation Platform for Swiss Space Technologies

As WISeSat develops more capable future platforms, it intends to create opportunities for selected third-party technologies, subsystems or payloads to be tested and validated in orbit. In this scenario, WISeSat would act as a modular in-flight platform through which emerging Swiss space companies could gain flight heritage, accelerate development cycles and demonstrate the relevance of their technologies in an operational environment.

This use case supports WISeSat’s ambition not only to build its own infrastructure, but also to contribute to a broader Swiss and European New Space ecosystem around sovereign and secure space capabilities.

6. Sovereign Digital Infrastructure from Orbit

WISeSat’s space infrastructure is designed to provide a sovereign, space-based digital infrastructure layer, enabling secure communications, identity, and data services beyond the constraints of terrestrial networks. By operating a constellation of quantum-capable satellites under Swiss jurisdiction, the platform is intended to deliver a legally anchored and cryptographically controlled environment in which governments, defense organizations, and critical infrastructure operators can deploy trusted digital services with reduced exposure to foreign regulatory or technological dependencies.

Each satellite operates as a secure node combining post-quantum cryptographic identity, key management, and communications capabilities, supporting services such as authentication, secure data exchange, and resilient connectivity. This architecture extends traditional terrestrial trust frameworks into orbit, enabling continuity of operations in degraded or contested environments, while maintaining end-to-end control over identity, encryption, and data flows.

Within this model, WISeSat is envisioned to operate as a satellite-native infrastructure platform, where sovereignty is enforced both at the legal level—through Swiss governance and control—and at the technical level—through hardware-rooted cryptographic trust, post-quantum security, and controlled certificate issuance. This dual anchoring is designed to address increasing demand for independent, resilient, and verifiable digital infrastructure across defense, government, and regulated industries.

Potential Use Case: Trusted Identity and Secure Access in Remote Environments

Future sovereign and enterprise users may require trusted digital identity, secure credentialing and protected access to systems operating in remote environments. In such a case, WISeSat’s infrastructure could support a space-based trust layer enabling secure identification of authorised devices and users, alongside resilient communications links.

This type of application illustrates WISeSat’s strategic shift toward higher-value secure infrastructure use cases where trusted identity and cyber resilience matter as much as connectivity itself.

7. SIGINT: Communications & Electronic Intelligence

WISeSat intends to equip its new generation satellites with advanced hardware that can locate electronic devices emitting signals by analyzing radio frequencies captured from space. This capability has critical applications in defense and search & rescue operations, such as tracking ships or vehicles in remote areas. WISeSat is planning to expand the range of signal types it can detect and improve the precision of its location capabilities.

Additionally, WISeSat is planning to include high-precision clocks into its satellites, enabling more reliable positioning services than standard GNSS (GPS) systems. While GNSS is widely used, recent conflicts have revealed its vulnerability to jamming and spoofing, leading to inaccurate or false location data. WISeSat’s lower-altitude satellites might provide more robust and secure signal transmissions, reducing susceptibility to these disruptions.

e. Strategic evolution toward QSOC

SEALSQ’s QSOC represents the next stage of WISeSat’s strategic development towards space intrastructure.

As currently envisaged, QSOC is intended to be a secure orbital architecture in which WISeSat provides the space and ground infrastructure and selected ecosystem partners contribute quantum, post-quantum and cybersecurity technologies. The long-term ambition is to create a satellite-native platform capable of supporting secure communications, trusted identity, post-quantum security services and other digital infrastructure functions from orbit.

The first phases of this roadmap are expected to rely on progressively more capable satellite generations, moving beyond the current nanosatellite model toward larger platforms with greater payload flexibility, longer mission endurance and broader application potential.

QSOC remains a roadmap rather than a completed operating system. Its timing, scale and commercial realization remain dependent on technical validation, financing, launch cadence, regulatory factors and customer demand. Nevertheless, the direction of travel is now clearer than under WISeSat’s earlier standalone IoT framing: the company is seeking to build a secure orbital infrastructure platform with sovereign and strategic relevance, rather than simply extending a conventional IoT connectivity model into space.

f. Recent developments in 2025

Significant Expansion of WISeSat’s 2024 Strategy

The following developments during 2025 illustrate WISeSat’s transition from an early secure-IoT space proposition toward a broader secure space infrastructure and QSOC-oriented model.

Satellite launches and in-orbit validation.

WISeSat continued the deployment and validation of its orbital capabilities during 2025, including launches that incorporated enhanced cybersecurity and post-quantum-related technologies. These missions supported the testing of secure communications, cryptographic functionality and related proof-of-concept applications in orbit.

SEALCOIN and secure transaction proof-of-concept from space.

During 2025, WISeSat advanced proof-of-concept work linking satellite infrastructure, post-quantum security and tokenised transactions. This included mission activity designed to demonstrate authenticated and secure transaction capabilities from orbit in conjunction with the broader WISeKey and SEALSQ ecosystem.

Ground-segment expansion.

WISeSat strengthened its ground infrastructure during 2025, including through additional dedicated antenna capability in Spain and further planned installations in Switzerland. This supports real-time monitoring, secure mission control and the management of an expanding satellite fleet.

WISeSat Iberia.

In 2025, WISeSat created a subsidiary in Cádiz, Spain, intended to support the development of a European industrial and technological ecosystem in the space and quantum domains and to provide a base for selected ground-segment and R&D activities.

Astrocast collaboration.

WISeSat entered into a strategic collaboration agreement with Astrocast in June 2025, under which it may access capacity on Astrocast’s operational nanosatellite constellation. This arrangement is intended to complement WISeSat’s own development roadmap by providing additional coverage and flexibility for selected IoT and critical-infrastructure use cases during the build-out period.

Industrial ecosystem development.

During 2025, WISeSat also expanded its industrial ecosystem through partnerships and memoranda of understanding with space-sector counterparties, including around software-flexible satellites, diversified launch options and secure payload integration. This reflects a deliberate strategy to reduce dependence on a single platform, geography or industrial route.

Swiss Armed Forces collaboration.

WISeSat continued to deepen its strategic collaboration with the Swiss Armed Forces during 2025. This relationship has become increasingly important in shaping the company’s positioning around sovereign, secure and defense-relevant space capabilities.

User-segment and device-to-device concept development.

In the second half of 2025, WISeSat initiated work on a secure field-communications concept intended to connect users through multi-constellation non-terrestrial networks while embedding Swiss-rooted security and post-quantum cryptography at the device layer. This is intended to serve as a preliminary bridge toward the future deployment of WISeSat’s own sovereign constellation resources.

Taken together, these developments show a business that is moving beyond its original narrow description as a satellite IoT connectivity provider. By the end of 2025, WISeSat had established the core elements of a broader strategic direction: secure orbital infrastructure, stronger ground control capability, deeper cybersecurity integration, a more defense- and sovereignty-oriented value proposition, and a clearer roadmap toward its contribution in QSOC.

III. The SEALCOIN Platform and QAIT Token

SEALCOIN enables autonomous AI-to-AI, Device-to-Device and Agent-to-Device transactions, secured by embedded secure elements, elliptic curve cryptography (ECC), and blockchain integration.

In generic terms, SEALCOIN uses the technology inside a semiconductor’s device, the Secure Element, to validate and verify a transaction. The Secure Element embedded in the device protects the private key and the certificate representing the device’s unique identity. The key is using the same elliptic curve cryptography (ECC) used on a Decentralized Ledger Technology (DLT) and therefore the device can simultaneously authenticate and sign a transaction on the chain.

The architecture can be described as follows:

●	Secure Identity: Devices are provisioned with a digital certificate protected in a tamper-resistant secure element.
●	On-chain Authorization: Devices sign transactions directly with private keys, verifying identity and data integrity.
●	Ledger Transparency: Transactions are immutably stored on a Decentralized Ledger Technology (DLT) network.
●	Smart Contracts: Pre-defined, self-executing agreements orchestrate interactions across the ecosystem.

This architecture enables M2M deployments that eliminate intermediaries in automated service exchanges, providing transparency, scalability, and cryptographic security. SEALCOIN is building a scalable ecosystem designed with future ready components, leveraging open-source innovation to enable seamless SDK & API connectivity for full interoperability across IoT networks. As development progresses, AI agents will optimize transactions and monetization, empowering businesses and developers to integrate, scale, and thrive in a secure, efficient, and decentralized IoT economy.

a. SEALCOIN Platform integrating WISeKey’s assets for Machine-to-Machine transactions

The QAIT token remains central to the SEALCOIN platform, underpinning both its economic and security infrastructures. Over the period, the PoSy framework has continued to structure the token’s dual role as a governance and operational asset, enabling both secure device onboarding and transactional settlement within the ecosystem.

1. Core Utility Functions

QAIT tokens function as digital access credentials for the SEALCOIN platform. They are locked into smart contract-governed pools to enable:

●	Secure onboarding and authentication of IoT devices and AI Agents;
●	Prevalidation of devices to ensure compliance with minimum security standards;
●	Allocation of access slots for devices based on the quantity of tokens locked.

The locking mechanism ensures alignment between network trust, device identity, and token commitment. Higher lock ratios (number of tokens / number of devices in a given pool) correlate with higher capacity and trust within the network.

2. Decentralized Payment Instrument

QAIT tokens serve as a medium of exchange for:

●	AI-to-AI, Device-to-Device and Agent-to-Device transactions between platform users;
●	Payments to access platform-level services (e.g., energy analytics, predictive services);
●	Settlement of fees within PoSy pools, with embedded smart contract-based routing.

Each transaction contributes a portion of the transferred value to the PoSy pool that originally validated and secured the device, creating a self-sustaining economic incentive structure.

3. Pool-Based Incentive Distribution

Participants locking tokens in PoSy pools are rewarded based on:

●	The number of active devices under their pool;

●	The volume and frequency of transactions;
●	Contribution to ongoing security and reliability enforcement.

Rewards are paid out from a network-level Security Reward Pool and are subject to periodic distribution schedules. Pools with better performance metrics and higher locked volumes are granted increased operational privileges.

4. Governance Participation

Governance rights are proportional to the amount of QAIT locked, reinforcing long-term alignment and responsible participation. Token holders may propose and vote on key ecosystem updates, validator criteria, and economic parameters.

5. Compliance and Risk Mitigation

Malicious or inactive devices trigger penalties, including slashing of locked tokens. This economic deterrent mechanism ensures ongoing compliance, discourages fraudulent behavior, and reinforces trust in decentralized onboarding.

b. Strategic Developments

In 2025, SEALCOIN evolved from initial platform exposure and framework definition to advanced infrastructure capabilities. Key priorities included optimization, long-term security, and AI-driven transactional use cases.

The year began with the SEALCOIN beta launch at the World Economic Forum in Davos (January 2025), providing partners with early access to decentralized functionalities including device onboarding, transaction execution, and service orchestration. This was followed by the introduction of the PoSy framework (April 2025), enabling secure and scalable device onboarding through cryptographic identity, flexible governance via participation in device pools, and interoperability across t-IoT networks with privacy-by-design principles.

Subsequently, SEALCOIN resubmitted its whitepaper to FINMA in April 2025, which confirmed the token’s classification as hybrid, supporting both utility and payment functions. This reinforced regulatory positioning and clarified the token’s role within the ecosystem. In parallel, the platform expanded its infrastructure with the introduction of marketplaces, fleets, and pools, enabling modular and scalable deployments across industrial, mobility, and smart city environments.

A satellite proof-of-concept (PoC) with WISeSat and FOSSA was successfully carried out in April 2025, demonstrating secure machine-to-machine communication via low Earth orbit satellites, including signed IoT transactions from off-grid devices and blockchain-based settlement via Hedera. This milestone included the first satellite-enabled microtransaction using SEALCOIN.

The token was also rebranded from TIOT to QAIT, reflecting its positioning around quantum-grade security, artificial intelligence integration, and transactional settlement. An independent security audit conducted in Q1 2025 confirmed the absence of critical vulnerabilities and validated core infrastructure robustness, while identifying optimization areas such as header hardening and DoS mitigation. By the end of the second quarter of 2025, the platform reached production readiness, with QAIT token issuance scheduled for 2026.

In the second half of 2025, SEALCOIN extended its technological capabilities further. A third satellite PoC with WISeSat advanced the architecture from satellite-assisted relay to satellite-native transactional participation, where satellites act as autonomous economic actors capable of storing, selling, and delivering data. This included secure transaction relay, hardware-backed data protection via embedded secure elements, and end-to-end encrypted delivery to authenticated devices.

The platform also underwent significant improvements to reduce its agent footprint and increase modularity. These changes lowered binary size and memory consumption while decoupling core components—security, transaction signing, and orchestration. As a result, the platform can now be deployed on constrained IoT hardware, microcontrollers, and low-power edge devices, expanding the addressable market.

Additionally, SEALCOIN introduced AI agent and API-based transactional workflows, allowing autonomous agents to authenticate, negotiate, execute, and settle transactions within defined policy constraints. This supports use cases such as automated procurement, inventory management, and service acquisition via APIs, extending the platform beyond physical IoT devices to digital autonomous actors.

Finally, SEALCOIN aligned its platform with WISeKey’s post-quantum security roadmap, ensuring compatibility with post-quantum-ready secure elements and cryptographic primitives for identity, transaction signing, and long-term data integrity, strengthening its suitability for mission-critical and long-lived deployments.

c. Looking Ahead

As SEALCOIN transitions to production, strategic focus areas include:

-	Enterprise adoption across energy, automotive, and telecom sectors;
-	Integration with AI and compute providers for real-time bidding and orchestration;
-	Continued regulatory collaboration and sandbox pilots; and
-	Expansion of node infrastructure and global fleet activation.

d. Conclusion

SEALCOIN is building the technological and operational foundations to lead the evolution of decentralized autonomous economies, with regulatory frameworks continuing to develop. With the QAIT token, PoSy framework, and secure device infrastructure continuously evolving and being enhanced, the platform is poised to activate the next frontier of the machine economy—where trust, autonomy, and cryptographic certainty will define a new economic model.

IV. The Trust Services Vertical: WISeID

WISeID is the vertical business unit of WISeKey that unified WISeKey’s joint activities related to Public Key Infrastructure, Digital Identity, Corporate Trust Center and development and delivery of PKI solutions and services for people, applications and objects.

As a provider of digital identities and security services, WISeID offers solutions to protect electronic transactions and data in multiple use cases.

a. Root of Trust Operations

WISeKey, through its WISeID Trust Services vertical is responsible of the hosting, operation, compliance and commercial services delivery under the Trusted Roots of the OISTE Foundation. This has been enriched in 2025 with a new set of Roots that address the new needs of the PKI ecosystem, such as stronger encryption, automation and crypto-agility.

a. Milestones for 2025

Optimization of the “Unified Trust Center”

WISeID’s Trust Services vertical is comprised of a full range of managed cloud services to enable trusted and verified digital identities. In 2025, WISeID delivered milestones such as the optimization of its “Unified Trust Center.” WISeKey keeps evolving and improving its High Security Trust Center, which serves as the foundation to deliver trust services both internally, serving the needs of SEALSQ (PKI for IoT) and other initiatives of WISeKey, and externally, serving global customers. This Unified Trust Center brings greater advantages to the Group, such as cost reduction and unified high-security practices.

Expansion of the Managed PKI customer base

WISeKey has significantly expanded its business related to Transport Layer Security (TLS, a widely adopted security protocol designed to facilitate privacy and data security for communications over the internet) and Personal Digital Certificates, with higher footprint in regions such as APAC, thanks to a key channel agreement.

Improvement of the WISeID platform for personal digital identity

WISeID is now recognized as a fully-fledged solution for personal identity, which has been adopted by the Government of Seychelles as its National ID platform. WISeID has been enriched with new features such as Document Signing, and is evolving to add Web 3.0 capabilities, such as Distributed Identity.

WISeID is present in the relevant PKI consortiums (such as the CAB/Forum and the PKI Consortium) with active participation in shaping the new compliance requirements and evolution towards post-quantum cryptography, ensuring the alignment of WISeKey’s Trust Services with the latest standards.

b. Use Cases

SeyID: National ID for Seychelles

In 2024 WISeKey successfully expanded the capabilities of SeyID, including the introduction of a “Document Wallet” feature, which allows Seychellois citizens to receive official documents issued by the Government, such as birth certificates or vaccination proofs, in digital format, from the “SeyID App”, eliminating the need to carry the physical documents in their daily activities.

TLS Business: CertifyID TLS Manager

In 2024 WISeKey enhanced its capabilities thus becoming an incumbent player in the business around TLS (SSL) certificates. A new platform allows the delivery of B2B services, such as “Managed PKI” services, attending the needs of both large consumers and resellers.

V. The Secure NFT Platform Vertical in Arts and Luxury: WISe.ART

WISe.ART is a fully-fledged digital asset marketplace leveraging NFT-technology, designed to connect major players in the arts industry. In 2025, WISe.ART migrated to a new more user-friendly V3 Web 3.0 platform, enhanced with several new features for both artists and collectors, the most important one being that WISe.ART is now smart phone friendly (i.e., users can create profiles, connect their wallet, upload and acquire NFTs with their phones). This latest state-of-the-art version is expected to grow its community of international artists and collectors further, starting from over 3,000 works and a total art value estimated at close to $35 million. As the first platform to offer phygital packages since inception as well as being active in fundraising for worthy global causes, WISe.ART believes to be part of the trend setters as the rest of the Web 3.0 environment is now also focusing on these two matters.

WISe.ART strives to deliver white-glove support to those who have entrusted the platform with their art and valuables, and to meet with collectors to accompany them in their art choices. With the V3 version now available WISe.ART has already signed up new artists who chose to select HEDERA as their preferred blockchain for their uploads.

Users also greatly value the ability to import pre-minted NFTs from other platforms. With the winding down of marketplaces like Makersplace WISe.ART has received several enquiries from artists and collectors to consolidate their portfolios on WISe.ART.

Publicly, WISe.ART continued to increase its structured visibility on social media and contributed to many public events locally and throughout Europe such as ArtGeneve, ONUART, NFC Lisbon, MonacoOne, Montreux Jazz Crypto event.

a. About WISe.ART

WISe.ART is a comprehensive multi-blockchain secured marketplace designed to connect all actors involved in the fine arts and luxury industry.

WISe.ART aims to revolutionize the art world by combining cutting-edge technology with the timeless beauty of artistic expression.

In 2025, most of the Web 3.0 workers are returning to physicality and WISe.ART is well positioned in that it has always promoted this since inception to Corporate and Private Foundations, Museums, artists and collectors.

Key features of WISe.ART include

-

Digital Certificates of Authenticity (NFTs): WISe.ART’s unique concept of a digital certificate of authenticity represented as a non-fungible token (NFT). These NFTs live forever on the blockchain, unchanged and unchallengeable, serving as proof of the buyer’s ownership of a specific piece of art.

-

Authenticated and Signed Digital Assets: WISe.ART ensures that each digital asset is authenticated and signed, creating an irreversible link to the physical object. This process provides proof of ownership, provenance, and contracts outlining future use and monetization streams.

-

Linking Digital Assets to Physical Objects: The NFTs not only represent the digital asset but also link it irreversibly to a physical object, enhancing transparency and trust in the art market and the UNHNI community. This offer is growing globally throughout the Web 3.0 community. With its V3 WISe.ART is now able to offer immediate tokenization of proof of ownership certification for every physical asset. WISe.ART believes to be the first to offer this service to potential collectors.

-

WISe.ART’s innovative IoT pending developments ensure that it is currently writing a unique luxury lifestyle AI language for ultra-high-net-worth individuals (“UHNWI”) to privately consolidate dreams, needs and ideas into a personalized intelligent agent for convenience and security.

b. WISe.ART User Base

WISe.ART is accessible to a diverse audience within the arts and luxury industry. Key groups that could benefit from using WISe.ART include:

●	Artists and Creators: WISe.ART provides a user-friendly anonymous platform for artists and creators to showcase their work, create digital certificates of authenticity (NFTs), and link their digital assets to physical objects. Artists can leverage this technology to protect their intellectual property and establish provenance.
●	Collectors and Buyers: Art collectors and buyers can use WISe.ART to verify the veracity of the artworks they acquire. The NFTs serve as irrefutable proof of ownership and can enhance the value of their collections over time.
●	Galleries and Museums: Institutions in the art world can collaborate with WISe.ART to tokenize their collections, create NFTs for artworks, and ensure transparency in transactions. This technology can revolutionize how galleries and museums manage and display art.
●	Auction Houses and Dealers: Auction houses and dealers can integrate WISe.ART into their processes to verify provenance and track artworks. The secure NFTs provide peace of mind to both sellers and buyers during auctions and sales.
●	Logistics and Insurance Companies: By using digitalized certification, responsibility can be spread more evenly as items can be tagged and recognized with a simple scan. Collected Data about each piece can be processed, and the information cannot be altered nor tampered with.
●	Art Enthusiasts and Curators: Anyone passionate about art can explore WISe.ART’s marketplace, discover new artists, and engage with the art community. Curators can curate digital exhibitions and promote emerging talents. The community, which continues to grow on social media, allows multiple protagonists to exchange and interact, building a more stable way of collecting art.

c. WISe.ART 2025 Highlights

ArtGeneve Art Week 2025 – WISe.ART was invited to join Espace_L with a project by NacocaKo about augmented reality in the Swiss waterway system. During the week, artists Yan Balestra, Isabelle Wachsmuth and Dorian Gray performed in multiple venues promoting WISe.ART with their art works.

Paris AI Film Awards – WISe.ART was invited to be part of the jury and previewed some 80 short films. In exchange, it received prominent signage opportunities throughout this international event.

ONUART at the Civilisations Room – AI and Human Rights were discussed and WISe.ART presented Devy Man, winner of the 2023 AI Film Award, Founder of the AI International Film Festival and Dorian Gray who presented his 20versionsong.com AI project and performed live in front of the Chinese delegation – Guest of Honour for the occasion. As a result, WISe.ART was invited to be part of the jury for the Youth Film Awards in New York later in the year.

Ylan Anoufa “Bears” partnership with Millenium Hotels – Ylan uploaded privately 100 NFTs to be gifted to the UHNW clients of the Hotel chain worldwide. This is the first edition and if successful, the hotel management plans another 9900 NFTs throughout the years to come.

NFC Lisbon – WISe.ART Artist Faben was invited to have a booth to present his AI assisted Holographics. WISe.ART welcomed the opportunity to speak at the event and present the WISe.ART platform.

OneMonaco – WISe.ART artists Faben and Devy Man proudly represented the WISe.ART enhanced new platform at the first edition of this new event during the Monaco Art Week.

Crypto Jazz Event Montreux – WISe.ART was invited to moderate the panel on AI and Music. On this occasion WISe.ART presented Dorian Gray who performed live to an audience expert in the music and crypto environment.

Mayte Spinola Gold Medal Awards - For the second time, WISe.ART and Grupo Pro Arte y Cultura presented the 2025 Annual Mayte Spinola Gold Medals Awards in Madrid and the Cosmic Christ art piece by Mayte Spinola was tokenized from space with the help of the WISeSat project. This event received extensive coverage in the Spanish media and was attended by several UHNWI.

d. WISe.ART Outlook

The entire WISe.ART team looks forward to growing its community of users and raising funds for charitable causes while continuing to follow the trends and remain at the forefront of technology implementing WISeKey’s security protocols and working hand in hand with the Group’s production partners like SEALCOIN and WISeSat.

C.Organizational Structure

WISeKey International Holding AG is the holding company of the WISeKey Group.

The chart below contains a summary of WISeKey’s organizational structure and sets out its subsidiaries, associated companies and joint ventures as at December 31, 2025. Although not all of WISeKey’s subsidiaries are wholly-owned, all of them are assessed as being under its control.

As at December 31, 2025, WISeKey’s main operating subsidiaries were SEALSQ France SAS and IC’Alps SAS domiciled in France, and WISeKey SA, domiciled in Switzerland:

	Country of	Percentage Ownership
Company Name	Incorporation	as at December 31, 2025
WISeKey SA	Switzerland	95.75%
SEALSQ France SAS	France	6.78%*
IC’ALPS SAS	France	6.78%*
*	WISeKey owns 99.99% of the F shares of SEALSQ Corp and 3.13% of the ordinary shares of SEALSQ as of December 31, 2025. SEALSQ Corp is the parent of SEALSQ France SAS and IC’ALPS SAS.

D.Property, Plant, and Equipment

WISeKey’s corporate headquarters are located in Geneva, Switzerland. The principal office for its Swiss and international operations, which is also its registered office, is located in Zug, Switzerland.

As of December 31, 2025, the net book values of tangible fixed assets were as follows:

As at December 31, 2025
Net book value
Asset category	(USD millions)
Buildings and leasehold improvements	0.2
Machinery & equipment	3.3
Office equipment and furniture	0.1
Computer equipment and licenses	0.2
Total tangible fixed assets	3.8

WISeKey does not own any facility and its group companies have entered into lease arrangements for the premises in which they operate. The following table sets forth WISeKey’s most significant facilities as at December 31, 2025:

Size of Site
Location	(in m2)	Use of the Property
Meyreuil, France	1,498*	Research & development, sales & marketing, administration.
Grenoble, France	1,106*	Research & development, sales & marketing, administration.
Toulouse, France	1,322*	Research & development, sales & marketing, administration.
Geneva, Switzerland	854*	Head office administration, sales & marketing and data center.
*	excluding parking spaces

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5.Operating and Financial Review and Prospects

The following discussion of WISeKey’s financial condition and results of operations is based upon and should be read in conjunction with WISeKey’s consolidated financial statements and their related notes included in this annual report on Form 20-F.

Certain information included in this discussion and analysis includes forward-looking statements that are subject to risks and uncertainties, and which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. For further information on important factors that could cause WISeKey’s actual results to differ materially from the results described in the forward-looking statements contained in this discussion and analysis, see “Special Note Regarding Forward-Looking Statements” and “Item 3.D. Risk Factors”.

A.Operating Results

Company Overview

WISeKey is a Swiss cybersecurity company focused on delivering integrated security solutions globally. With over two decades of experience in the digital security market, it integrates WISeKey’s secure semiconductors, cybersecurity software, authenticated satellite communication technology, and a globally recognized Root of Trust (RoT) into leading-edge products and services that protect users, devices, data and transactions in the connected world.

Basis of presentation

WISeKey prepares its financial statements in accordance with US GAAP. WISeKey’s reporting currency is the U.S. Dollar (“USD”).

WISeKey’s basis of presentation and critical accounting policies are described in, respectively, Note 3 and Note 4 of its consolidated financial statements as at December 31, 2025.

Factors affecting our results of operations

Customer Concentration and Revenue Visibility

Although most of WISeKey’s Semiconductors segment customers are recurring customers, it is not industry practice to work with long-term contracts. Therefore, most of WISeKey’s semiconductors customers have signed a framework agreement with us but are not committed to certain volumes over a period of time. This introduces a level of uncertainty on the level of revenue generated from recurring customers in the Semiconductors segment.

Technology Evolution and Product Development

For its Semiconductors segment, the Group’s technology transition towards next-generation post-quantum and TPM semiconductors presents risk in terms of new product adoption, which, in turn, introduces a level of uncertainty on the level of revenue generated from new and recurring customers in this segment. As microelectronics technology evolves, customers seek added functionalities, and competitors develop new products, sales of a given product typically decrease over time as next-generation semiconductors are introduced. To sustain revenue, companies must be able to develop new products with additional or innovative security and application features, or acquire the rights to market such products.

The rapid evolution of cyber threats, particularly the emergence of quantum computing, represents a paradigm shift in digital security. It is predicted that quantum computers will be capable of breaking current cryptographic standards within seconds, and, in response, regulators in Europe and the United States are requiring the adoption of post-quantum cryptography for systems related to national security. WISeKey believes 2026 is a critical compliance period for two major reasons: (i) the EU Cyber Resilience Act deadlines requiring manufacturers to enforce strict vulnerability reporting obligations by September 11, 2026; and (ii) the CNSA 2.0 sets 2026 as a target for traditional networking equipment to support and prefer post-quantum algorithms.

To address these evolving technology requirements, SEALSQ commercially launched the QS7001 in Q4 2025, the industry’s first quantum-resistant hardware platform embedding post-quantum cryptographic algorithms at the hardware level. SEALSQ has also integrated NIST-standardized post-quantum cryptography algorithms — specifically ML-KEM (Kyber) and ML-DSA (Dilithium) — into its INeS PKI platform to enable issuance of hybrid certificates combining classical and quantum-resistant signatures. Additionally, the acquisition of IC’Alps in 2025 added approximately 100 ASIC engineers to the workforce and enhanced the Group’s custom chip design capabilities to meet customer demand for specialized security hardware solutions.

In relation to WISeKey’s other security products, WISeKey’s operations are affected by the interest and rate of adoption of the new product offering that it is developing, such as WISeSat, SEALCOIN and WISe.ART:

●	WISeSat aims to offer secure, authenticated satellite connectivity available anywhere on earth. WISeSat operates in collaboration with FOSSA Systems for the production and launch of a constellation of picosatellites, which are Low Earth Orbit satellites, the communication of which is secured by WISeKey’s secure element VaultIC408.
●	SEALCOIN aims to build a decentralized, secure, and scalable ecosystem for Transactional IoT (TIoT). By leveraging blockchain technology, AI-powered automation, and cryptographic security mechanisms, SEALCOIN’s platform enables IoT devices to autonomously exchange data, energy, and services with trust and efficiency.
●	WISe.ART is a proprietary comprehensive multi-blockchain secured digital ecosystem designed to connect multiple participants in the fine arts and luxury industry.

See Item 4. B. Business Overview for information regarding these product verticals.

Fabless Business Model and Supply Chain Dependencies

The Semiconductors segment results are also dependent on the supply chain. Any factor affecting the availability of material or component, and/or the production capacity of the Group’s suppliers will impact its ability to deliver on customer orders.

WISeKey, as a holding company, conducts its Semiconductors segment operations through its subsidiary, SEALSQ Corp. SEALSQ operates fabless operations and focuses on the design, verification, and sale of secure microcontrollers and ASICs, while outsourcing actual manufacturing to specialized foundries and OSAT providers that handle wafer fabrication, assembly, testing, and packaging. WISeKey, through SEALSQ, is in constant discussions with its suppliers to adjust production capacity to meet its customer orders, but the supply chain variables can limit the revenue potential in a given year.

The global semiconductor supply crisis of recent years, combined with increasing geopolitical instability, has exposed two structural vulnerabilities: (i) the critical dependence of all major industries on semiconductors, with widespread supply disruptions affecting automotive, consumer electronics, network infrastructure, industrial equipment, and defense-related systems; and (ii) a high level of geostrategic concentration, with semiconductor manufacturing and processing largely dependent on a limited number of countries, primarily in Southeast Asia, creating systemic supply and security risks. To mitigate these risks and strengthen supply chain resilience, SEALSQ has expanded its ecosystem through the acquisition of IC’Alps and the establishment of preferred partnerships with leading global foundries, including TSMC, X-FAB, ams-OSRAM, Intel Foundry, and GlobalFoundries. These partnerships enable design expertise across various process nodes and CMOS technologies. Additionally, SEALSQ has plans to invest in regional semiconductor hubs to reduce geostrategic dependency on Southeast Asian manufacturing, beginning with the Quantix Edge Security facility in Spain and future planned facilities in the United States and Asia.

Competitive Environment

SEALSQ operates in a specialized market with strong competitors, including semiconductor companies such as NXP, STMicroelectronics, Samsung, Microchip, and Infineon, as well as identity service providers like Thales, Digicert, Keyfactor, HID, and Entrust. The semiconductor industry in particular is a highly concentrated market: fewer than 12 companies globally have the capability to design and certify secure chips at Common Criteria EAL5+ or higher. SEALSQ’s competitive position depends on its ability to maintain certification levels, continue innovation in post-quantum technology, and offer end-to-end integrated solutions spanning secure microcontrollers, PKI services, and personalization capabilities.

Operating Segments

As detailed in Note 37 of its consolidated financial statements, the WISeKey Group has two operating segments that meet the criteria set in ASC 280-10-50: Semiconductors and ASIC.

In 2025, the Group revised its reportable segments to reflect changes in internal management reporting. WISeKey now shows two reportable segments: Semiconductors and ASIC. Corporate activities which were previously classified as a reportable segment, are now included within “Other profit or loss.” Prior period segment information has been recast to conform to the current year presentation.

Both the Semiconductors and ASIC reportable segments are strategic business units that offer specific products and are managed separately because they require dedicated resources and a targeted marketing strategy. The Semiconductors segment encompasses the design, manufacturing, sales and distribution of high-end, Common Criteria EAL5+ & FIPS 140-3-certified secure microprocessors. The ASIC segment’s operations include a complete offering for Application Specific Integrated Circuits (ASIC) and Systems on Chip (SoC) development from circuit specification, mastering design in-house, up to qualification and the management of the entire production supply chain. The ASIC reportable segment did not exist in WISeKey’s financials prior to August 4, 2025, the date the group acquired IC’Alps.

Geographic Information

WISeKey’s operations are global in scope, and it generates revenue from selling its products and services across various regions. WISeKey’s operations in North America contribute the largest part of its revenues (55% in 2025) and the second largest contributor is Europe, Middle East & Africa (27% in 2025).

Our total revenue by geographic region for the fiscal years ended December 31, 2025, December 31, 2024 and December 31, 2023 is set forth in the following table:

	2025		2024		2023
Net sales by region	USD’000%		USD’000%		USD’000%
North America	10,619	55%	7,642	64%	16,646	54%
Europe, Middle East & Africa	5,323	27%	2,535	21%	10,695	35%
Asia Pacific	3,227	17%	1,642	14%	3,466	11%
Latin America	120	1%	56	1%	111	0%
Total net sales	19,289	100%	11,875	100%	30,918	100%

Financial year ended December 31, 2025 compared with financial year ended December 31, 2024

	12 months ended	12 months ended
	December 31,	December 31,	Year-on-Year
USD’000	2025	2024	Variance

Net sales	19,289	11,875	+62%
Cost of sales	(9,545)	(7,104)	+34%
Depreciation of productions assets	(506)	(478)	+6%
Gross profit	9,238	4,293	+115%

Other operating income	224	184	+22%
Research & development expenses	(14,883)	(7,026)	+112%
Selling & marketing expenses	(14,394)	(8,550)	+68%
General & administrative expenses	(27,879)	(16,324)	+71%
Total operating expenses	(56,932)	(31,716)	+80%
Operating loss	(47,694)	(27,423)	+74%

Non-operating income	13,423	1,629	+724%
Debt conversion expense	—	(32)	-100%
Interest and amortization of debt discount	(224)	(1,013)	-78%
Non-operating expenses	(3,716)	(2,018)	+84%
Loss before income tax expense	(38,211)	(28,857)	+32%

Income tax income / (expense)	163	(3,086)	-105%
Equity in earnings of unconsolidated entities	(106)	—	—
Loss from operations, net	(38,154)	(31,943)	+19%

Net loss	(38,154)	(31,943)	+19%

Net loss attributable to noncontrolling interests	(32,082)	(18,497)	+73%
Net loss attributable to WISeKey International Holding Ltd	(6,072)	(13,446)	‑55%

Revenue

Total revenue for the year ended December 31, 2025 was $19.3 million, an increase by $7.4 million or 62% from prior period.

Revenue growth was essentially driven by the Group’s Semiconductors segment with renewed demand across core semiconductor and PKI product lines, and by the introduction of an ASIC segment with five months of revenue contribution from IC’Alps (approx. $3.5 million) following its acquisition on August 4, 2025. The 2025 numbers continued to reflect the transitional period between the traditional product offerings and next-generation post-quantum semiconductor platforms, and included the first revenues from sampling the post-quantum technology products, with the transition expected to enter its commercialization phase with the first production revenues anticipated in the latter part of 2026.

Management believes that the QUASAR project together with its M&A strategy are essential to future revenue growth.

With QUASAR, SEALSQ is developing its next-generation secure semiconductors range built on the new Secure RISC-V CPU with a state-of-the art secure firmware stack on it, compliant with the Trusted Computing Group definition of a Trusted Platform Module 2.0 (TPM 2.0) and with the NIST FIPS 140.3 certification requirements. QUASAR was launched in 2022. The design phase was completed in Q2 2024 as planned, with the first engineering samples available by Q4 2024; the first samples of QVault-TPM were shared with key customers in Q1 2025 and the QS7001, the world’s first commercially available secure semiconductor embedding NIST-standardized post-quantum cryptography algorithms ML-KEM (Kyber) and ML-DSA (Dilithium) directly in hardware, was launched.

WISeKey’s M&A strategy aims at broadening its competence base (e.g., IC’Alps adding ASIC design to SEALSQ’s service offering) and strategic investments in developing technologies and industries such as quantum computing (EeroQ, ColibriTD), and decentralized data infrastructure (WeCan Group). These investments are key to ensuring that the Group remains competitive in the future because customers and IT providers are turning to more secure equipment.

For instance, Windows 11 requires a TPM 2.0 module as part of its minimum hardware specifications to support advanced platform security features such as hardware-based key protection and secure boot, a requirement that Microsoft has emphasized is essential for strengthening resistance to firmware-level threats14.

In a similar vein, the U.S. Department of Defense (“DoD”) mandates that new computing assets procured for DoD use include a Trusted Platform Module (TPM) version 1.2 or later where applicable under Defense Information Systems Agency (DISA) Security Technical Implementation Guides (STIGs). This policy reflects DoD’s anticipation that TPM functionality - such as device authentication, integrity measurement, and cryptographic services - will contribute to securing information systems across its enterprise15.

Moreover, SEALSQ’s product development is also expected to help customers meet the CNSA 2.0 regulation. The CNSA 2.016, effective in 2022, establishes mandatory cryptographic standards for protecting classified and sensitive information within the United States and U.S. government-affiliated systems worldwide. It specifies algorithms standards to be used with regulatory deadlines requiring existing systems to begin transitioning by December 2025, all new acquisitions compliant by January 2027, and full adoption by 2031. Semiconductor customers supplying computing platforms, servers, and embedded devices must upgrade their technology to meet these standards, ensuring devices support the stronger cryptography and secure key management mandated by CNSA 2.0. Trusted Platform Modules (TPMs) provide an effective solution, offering hardware-based key storage, secure boot verification, and cryptographic acceleration, which enables platforms to implement CNSA-compliant algorithms securely and reliably. By integrating TPMs, manufacturers can comply with U.S. national security regulations across global deployments while future-proofing their devices against evolving cyber threats, making hardware security a critical component of both compliance and market viability.

In line with its Convergence strategy, WISeKey’s other projects and verticals—WISeSat, SEALCOIN, and WISe.ART—aim to integrate semiconductors, trust services, satellites, blockchain, digital identity, and certified digital assets into a unified architecture of trust. WISeKey operates as a technology holding company and innovation platform, applying a disciplined and repeatable growth strategy across its portfolio of subsidiary companies. Each entity within the WISeKey ecosystem follows a structured pathway from incubation and technological validation to market expansion and, ultimately, public listing. (See Item 4.B. Business Overview for information regarding these projects.)

14 Okemwa, K., (2024-12-4) “Microsoft makes its stringent TPM 2.0 Windows 11 upgrade requirement “non-negotiable” — potentially leading to the single biggest jump in junked and unsupported Windows 10 PCs”. Windows Central (December 4, 2024), available at https://www.windowscentral.com.

15 US Department of Defense. DoD Instruction 8500.01, p. 43. (March 14, 2014), available at https://www.esd.whs.mil/Portals/54/Documents/DD/issuances/dodi/850001_2014.pdf.

16 National Security Agency. Commercial National Security Algorithm Suite 2.0 (CNSA 2.0) (September 7, 2022), available at https://media.defense.gov/2022/Sep/07/2003071834/-1/-1/0/CSA_CNSA_2.0_ALGORITHMS_.PDF

Key developments on these projects in 2025 include:

In relation to WISeSat, the Satellite Vertical:

●	In 2025, WISeSat announced its potential, upcoming listing on Nasdaq, via a merger with a SPAC: The merger, which is expected to be completed in 2026, aims to accelerate the commercialization of its satellite-based cybersecurity and IoT ecosystem and enabling WISeSat to emerge as a new, independent publicly listed space-tech company.
●	In 2025, WISeSat also announced an MoU with INNOSPACE Co., Ltd, a South Korean satellite launch service company, aiming to diversify the launch locations of its next-generation satellites to expedite the establishment of its infrastructure.
●	WISeSat’s collaboration with the Swiss Armed Forces (SAF) continues and they have jointly conducted research, development, and mission testing on small-satellite and secure communications capabilities, including Low Earth Orbit IoT (LEO-IoT) and Internet of Battlefield Things (IoBT) applications. The collaboration has now evolved to integrate WISeKey’s post-quantum semiconductors and Swiss Root of Trust, ensuring quantum-resilient encryption and authentication for satellite-to-ground and inter-satellite communications. On October 8, 2025, the overall conception for the build-up of SAF’s space-based capabilities was published by the Swiss Department of Defense.
●	Finally, the latest satellite launch in December 2025, came with a series of advanced technological innovations expected to deliver higher performance, greater resilience, and broader application potential, including software-defined radio (SDR) technology and higher data-rate communications, supporting faster, more robust, and more secure data transfer for demanding IoT, cybersecurity, and mission-critical applications.

In relation to SEALCOIN, the Transactional-IoT (t-IoT) and Machine-to-Machine (M2M) communication Vertical:

●	A satellite proof-of-concept (PoC) with WISeSat and FOSSA was successfully carried out in April 2025, demonstrating secure machine-to-machine communication via low Earth orbit satellites, including signed IoT transactions from off-grid devices and blockchain-based settlement via Hedera.
●	An independent security audit conducted in Q1 2025 confirmed the absence of critical vulnerabilities and validated core infrastructure robustness, while identifying optimization areas such as header hardening and DoS mitigation. By the end of the second quarter 2025, the platform reached production readiness, with QAIT token issuances scheduled for 2026.
●	In 2025, SEALCOIN introduced AI agent and API-based transactional workflows, allowing autonomous agents to authenticate, negotiate, execute, and settle transactions within defined policy constraints. This supports use cases such as automated procurement, inventory management, and service acquisition via APIs, extending the platform beyond physical IoT devices to digital autonomous actors.

In relation to WISe.ART, the Secure NFT Platform Vertical in Arts and Luxury:

●	In 2025, WISe.ART migrated to a new more user-friendly V3 Web 3.0 platform, enhanced with several new features for both artists and collectors, the most important one being that it is now smart phone friendly (i.e., users can create profiles, connect their wallet, upload and acquire NFTs with their phones).

Looking ahead, the Group anticipates between 50% and 100% growth in revenues for fiscal year 2026 as compared to fiscal year 2025, propelled by new PQC chip launches, full year of consolidation of IC’ALPS, and Quantix Edge and WISeSat revenues, as an integral part of WISeKey’s Convergence strategy. WISeKey expects that most of the short-term growth will be driven by the Semiconductor and ASIC operating segments.

Revenue by Segment

In fiscal year 2025, the Semiconductors segment contributed 76% of WISeKey’s revenue with $14.7 million compared to $11.0 million in fiscal year 2024, the ASIC segment contributed 19% with $3.6 million, and the non-reportable segments contributed the remaining 5% with $1 million.

Semiconductors segment

WISeKey recorded a significant increase in revenue from its Semiconductors segment (operated by SEALSQ) in fiscal year 2025 compared to fiscal year 2024 due to increased traditional chip sales revenue driven by existing customers, confirming the strength of SEALSQ’s product portfolio and long-term customer relationships.

A major contributor to this growth was the 47% year-on-year revenue increase in Smart Card Reader SCR200 product, with strong volume increases at key customers such as Hirsh and AB Circle. These customers expanded their deployments during the year, resulting in a substantial uplift in recurring and project-based revenues.

Another contributor was the surge in demand for SEALSQ’s Secure Elements (SE), particularly the VIC405 and VIC408 products, thanks to smart metering customers like Landis & Gyr and customers using the P25 Radio protocol in their project, where project ramp-ups and new deployments accelerated throughout 2025. The increased adoption reflects both market momentum in smart infrastructure and SEALSQ’s strong positioning in secure metering solutions.

At the end of November 2025, SEALSQ completed the commercial launch of its Quantum Shield QS7001™ secure microcontroller. This product represents the industry’s first quantum-resistant hardware platform embedding post-quantum cryptographic algorithms at the hardware level, marking an important milestone in the expansion of SEALSQ’s advanced security portfolio. The QS7001 has been well received by global partners and OEMs throughout the testing period, including Eviden (Atos Group), Authentrend, Capgemini Engineering, ColibriTD, FortifyIQ Inc., Granite River Labs, Kaynes Semiconductor, Landis+Gyr, Metavisio (Thomson Computing), PORTYQ, Quantix Edge Security, Serma Security, Trusted Semiconductor Solutions, and manufacturing partner UMC.

This early traction reflects both the relevance of the QS7001 to current market needs and the confidence customers place in SEALSQ’s technology roadmap. To support customer evaluations and accelerate project development, SEALSQ has delivered more than 10 development kits to key customers worldwide, covering multiple regions and application domains. The QS7001 currently does not generate revenue, and revenue generation is not expected until Q4 2026.

Additionally, SEALSQ continues growing its PKI Services globally, with particularly strong momentum in Smart Home devices based on the MATTER protocol. The INeS Box, SEALSQ’s PKI on-premise solution for secure, trusted factory provisioning, gained initial market share in Europe, with customers actively using the platform to support secure device onboarding for IoT applications. In parallel, strong interest emerged in Japan, driven by demand for PKI Services aligned with the MATTER and ECHONET Lite protocols. These developments confirm INeS Box’s growing role as a strategic platform within SEALSQ’s global PKI and smart home offering.

ASIC segment

The ASIC segment is a new revenue stream for the WISeKey Group emerging from the acquisition of IC’Alps by SEALSQ on August 4, 2025. WISeKey consolidated five months of ASIC revenue in FY2025 and expects this contribution to grow as it consolidates a full year of ASIC revenue in 2026. Performance in 2025 was impacted by a temporary slowdown in new ASIC requests, primarily driven by reduced R&D investment in the automotive sector amid broader industry challenges. The outlook strengthened markedly in Q4 2025, fueled by positive feedback from long-standing customers on both the SEALSQ acquisition and the expanded opportunities in post-quantum cryptography (PQC) solutions made possible by the WISeKey Group synergies. Quarterly revenue from the ASIC segment grew from $1.34 million in Q3 2025 to $2.3 million in Q4 2025.

Gross Profit

WISeKey’s gross profit increased by $4.9 million to $9.2 million in the year ended December 31, 2025, in comparison with a gross profit of $4.3 million in the year ended December 31, 2024. Gross profit margin increased by 12 percentage points from 36% in 2024 to 48% in 2025.

In 2024, the gross profit margin in the Semiconductors segment decreased to 34% due to the costs of inventory that remained high, some incompressible fixed costs, and customers using their existing stock. In 2025, shipments of new products to these customers have resumed, contributing to the partial recovery of its margin to 37%. Gross margins in the ASIC segment are much higher, reaching 88% in the 5 months to December 31, 2025, which contributed to the significant increase in total gross margin. This is because the ASIC segment consists of sales that are derived from a design service with very few costs, other than labor costs, directly attributable to sales.

Other operating income

In 2025 and 2024, the main components of WISeKey’s other operating income consisted of recharges for the use of its premises by OISTE (see Note 32 and Note 40 of the consolidated financial statements as at December 31, 2025) for $157,808 and $180,925 respectively.

WISeKey does not have recurring other operating income that contributes to its profit.

Research & development expenses

Research and development (“R&D”) expenses include expenses related to the research of new technology, products and applications, as well as their development and proof of concept, and the development of further application for WISeKey’s existing products and technology. They include salaries, bonuses, pension costs, stock-based compensation, depreciation and amortization of capitalized assets, costs of material and equipment that do not meet the criteria for capitalization, as well as any tax credit relating to R&D activities, among others.

Net of stock-based compensation, WISeKey’s R&D expenses increased by $5.8 million between 2025 and 2024. This reflects the investment required to develop its next-generation products and solutions, especially its post-quantum QUASAR program, as well as the newly consolidated 5-month R&D expenses of IC’Alps. As detailed above, the commercial launch in Q4 2025 of the Quantum Shield QS7001™ secure microcontroller was well-received in the industry, positioning SEALSQ as post-quantum technology leader.

R&D remains a large part of WISeKey’s operating expenses with $12.8 million (net of stock-based compensation) spent in the year ended December 31, 2025, representing 26% of total operating expenses (net-of stock-based compensation). WISeKey being technology-driven, the level of its R&D expenses reflects its engagement to act as a leader in semiconductor security solutions and future applications, as well as new cybersecurity developments and future applications, such as the development of WISeKey’s new verticals, WISeSat, SEALCOIN and WISe.ART. WISeKey expects R&D expenses to continue to increase and therefore remain a significant part of operating expenditures in the future.

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. SEALSQ’s subsidiaries, SEALSQ France SAS and IC’Alps, are eligible to receive such tax credits. The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first. The amount of tax credit receivable has increased by $2.0 million in the year ended December 31, 2025, as a result of the consolidated 5-month research tax credits of IC’Alps and the increased expenditure on eligible research and development projects.

Selling & marketing expenses

Selling & marketing (“S&M”) expenses include advertising and sales promotion expenses such as salaries, bonuses, pension costs, stock-based compensation, business development consultancy services, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

With a total of $11.3 million (net of stock-based compensation), WISeKey’s S&M expenses increased by $2.8 million in comparison with its 2024 S&M expenses of $8.6 million (net of stock-based compensation). This increase reflects its continued efforts to build a stronger sales force, with the recruitment of a COO to lead a strategic expansion in the U.S., to support its revenue growth and the consolidation of IC’Alps sales force for the last 5 months of the year.

General & administrative expenses

General & administrative (“G&A”) expenses cover all other charges necessary to run WISeKey’s operations and supporting functions, and include salaries, bonuses, pension costs, stock-based compensation, lease and building costs, insurance, legal, professional, accounting and auditing fees, depreciation and amortization of capitalized assets, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

G&A expenses of $27.9 million for the year ended December 31, 2025 included a non-cash, stock-based compensation expense of $3.2 million. G&A expenses of $24.7 million (net of stock-based compensation) increased by $9.6 million compared to the $15.1 million G&A expense (net of stock-based compensation) for the year ended December 31, 2024. The increase in G&A expenses is primarily attributable to two factors: (i) the increase in legal, audit and professional fees in relation to the acquisition of IC’Alps and various SEC filings associated with its funding facilities and investment strategy, such as registered direct offerings, warrant inducement, SPAC F-4 of WISeSat, and investments in the WeCan Group, ColibriTD and EeroQ, (ii) the increase in staff for centralized functions to support the expansion of the Group, and (iii) the consolidation of five months of G&A expenses from IC’Alps.

G&A expenses remain and will remain high due to WISeKey’s initiatives to expand its geographical footprint and revenue streams, as well as its search for M&A opportunities and the related financing needs. These initiatives require specific professional expertise and legal advice which contribute to its G&A cost base.

Operating loss

As a result of the factors described in the above sections, WISeKey’s $47.7 million operating loss for the year ended December 31, 2025, increased by $20.3 million compared with its $27.4 million operating loss for the year 2024.

The main factor behind this increase in operating loss is the grant of stock-based bonuses in the form of options to purchase ordinary shares of SEALSQ to all of its staff. Following the significant changes in SEALSQ and its valuation since its listing in 2023, SEALSQ management believes that such equity grants are an important incentive to recognize and reward the commitment of its staff. These grants resulted in a noncash stock-based compensation charge of $8.3 million.

In addition, the factors outlined in the sections above—most notably the consolidation of IC’Alps from August 4, 2025 and the increase in G&A expenses—also contributed to the loss.

Non-operating income and expenses

The net balance of WISeKey’s non-operating activities in the year ended December 31, 2025 was a net non-operating income of $9.5 million, which represents a $10.9 million increase in non-operating income compared with 2024 and its $1.4 million net expenses from non-operating activities.

Out of the $10.9 million increase in non-operating income, $6.1 million is attributable to interest earned on WISeKey’s large cash balance in 2025, and $3.7 million is attributable to a gain on repayment of a loan with ExWorks (see Note 34 of the consolidated financial statements as at December 31, 2025).

Net loss

In the year ended December 31, 2025, the Company made a net loss of $38.2 million. This compares to a net loss position of $31.9 million for the year ended December 31, 2024.

The increase in net loss is primarily attributable to the factors impacting operating loss, as outlined above, partially offset by a net non-operating income of $9.5 million.

Non-GAAP Performance Measures

In managing the business on a consolidated basis, management develops an annual operating plan, which is approved by its Board of Directors, using non-GAAP financial measures including EBITDA and adjusted net income. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing its gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. Management believes that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company’s results of operations and the factors and trends affecting business. Management believes that they enable investors to perform additional comparisons of its operating results, to assess its liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses related to acquisitions and share-based compensation expense, which may obscure trends in the Company’s underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independently of business performance and allows for greater transparency with respect to key metrics used by management. These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this report in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).” EBITDA is defined as Operating income/(loss) for the reporting period before depreciation and amortization for the same reporting period.

EBITDA

WISeKey defines EBITDA as operating income/loss before income tax expenses, depreciation and amortization including any purchase accounting (“PPA”) effects when applicable, and net interest expense.

The following table provides a reconciliation from operating loss to EBITDA for the years ended December 31, 2025 and December 31, 2024.

	12 months ended December 31,
(Million USD)	2025	2024
Operating loss as reported	(47.7)	(27.4)
Non-GAAP adjustments:
Depreciation expense	0.8	0.7
Amortization expense on intangibles	1.5	—
EBITDA	(45.4)	(26.7)

Factors affecting our income tax expenses and recovery

For the financial years 2025, 2024 and 2023, income tax at the Swiss statutory rate compared to the WISeKey Group’s income tax expenses as reported is as per table below.

The difference between the income tax recovery / (expense) at the Swiss Federal statutory income tax rate of 8.5% compared to WISeKey’s income tax recovery / (expense) as reported is reconciled below. In line with ASU 2023-09, the group has elected not to restate prior periods.

12 months ended
December 31,
USD’000	2025
Net loss before income tax	(38,211)
Swiss Federal statutory tax rate	3,248
State and local income taxes (Geneva), net of federal income tax effect	—
Foreign tax effects
France
State income taxes, net of federal income tax effect	(1,087)
Changes in tax loss carryforwards from acquisition	3,531
Change in loss carryforwards in relation to the debt remission	105
Changes in tax loss carryforwards	4,161
Permanent Difference in relation to stock-based compensation	37
Changes in valuation allowances	(7,883)
Amortization of deferred tax liabilities from acquisition	171
Other	(22)
Effect of changes in tax laws or rates enacted in the current period	—
Effect of cross-border tax laws	—
Tax credits
Changes in tax loss carryforwards	1,630
State income taxes, net of federal income tax effect	(1,976)
Changes in valuation allowances	(1,671)
Nontaxable or nondeductible items
Permanent Difference in relation to stock-based compensation	257
Changes in unrecognized tax benefits	—
Other	(337)
Income tax (expense) / recovery	163

	12 months ended December 31,
USD’000	2024	2023
Net loss from continuing operations before income tax	(28,857)	(15,219)
Statutory tax rate	14.7%	14%
Expected income tax (expense)/recovery	4,242	2,131
Change in tax loss carryforwards	5,469	2,778
Change in loss carryforwards in relation to the debt remission of SEALSQ France SAS	(52)	(514)
Change in valuation allowance	(8,656)	(2,682)
Permanent difference in relation to stock-based compensation	(21)	2
Foreign tax effects	(1,521)	509
Nontaxable or nondeductible items	(2,730)	(2,759)
Other	183	305
Income tax (expense) / recovery from continuing operations	(3,086)	(230)

As at December 31, 2025 and 2024, WISeKey’s net deferred tax balance was reconciled as follows:

Deferred tax assets and liabilities	As at December 31,	As at December 31,
USD’000	2025	2023
Defined benefit accrual	745	502
Tax loss carryforwards	38,481	29,006
Add back loss carryforwards used for the debt remission by SEALSQ France SAS	881	776
Valuation allowance	(40,107)	(30,284)
Deferred tax liability from acquisition	(4,367)	—
Deferred income tax assets / (liabilities)	(4,367)	—

The valuation allowance corresponds to the amount of deferred tax that, based on WISeKey’s accounting assessment under applicable standards, should not be recognized as assets in its balance sheet. For the calculation of the valuation allowance, management has considered the extent to which realization of the tax assets is probable for group entities that are or have been in a loss-making position during the last three financial years.

In 2025, the valuation allowance increased by $9.8 million in line with the increase in tax loss carryforwards by $9.5 million.

Impact of foreign currency fluctuation

WISeKey operates worldwide and as such are exposed to currency fluctuation risks. Although the majority of WISeKey’s sales, purchase and financial operations are denominated in its reporting currency, the U.S. Dollar, some sales and financing contracts are denominated in other currency, and especially in the currency of its head office in Switzerland, the Swiss Franc.

Fluctuations in the exchange rates between the U.S. Dollar and other currencies may have a significant effect on both the Company’s results of operations, including reported sales and earnings, and the Company’s assets, liabilities and cash flows. This, in turn, may affect the comparability of period-to-period results of operations.

WISeKey does not currently hedge against foreign currency fluctuation.

The table below shows the variation in foreign exchange rates used to prepare WISeKey’s financial statements for the financial years ended December 31, 2025, December 31, 2024, and December 31, 2023.

		12 months ended December 31,
		2025		2024		Year-on-Year Variance
			12‑month		12‑month		12‑month
Foreign currency to U.S. Dollar		Closing rate	Average rate	Closing rate	Average rate	Closing rate	Average rate
Swiss Franc	CHF:USD	1.262801	1.205847	1.102666	1.141739	14.52%	5.61%
Euro	EUR:USD	1.174662	1.129695	1.035050	1.088033	13.49%	3.83%
Indian Rupee	INR:USD	0.011139	0.011479	0.011685	0.011965	‑4.67%	‑4.06%
Japanese Yen	JPY:USD	0.006393	0.006688	0.006354	0.006640	0.61%	0.71%
U.K. Pound Sterling	GBP:USD	1.346651	1.315896	1.252086	1.284061	7.55%	2.48%
Taiwanese Dollar	TWD:USD	0.031975	0.032121	0.030541	0.031217	4.70%	2.90%
Vietnamese Dong	VND:USD	0.000038	0.000039	0.000039	0.000040	‑2.56%	‑3.12%
Saudi Riyal	SAR:USD	0.266667	0.266667	0.266667	0.266667	0.00%	0.00%

		12 months ended December 31,
		2024		2023		Year-on-Year Variance
			12‑month		12‑month		12‑month
Foreign currency to U.S. Dollar		Closing rate	Average rate	Closing rate	Average rate	Closing rate	Average rate
Swiss Franc	CHF:USD	1.102666	1.141739	1.188573	1.112995	‑7.23%	2.58%
Euro	EUR:USD	1.035050	1.088033	1.103897	1.082004	‑6.24%	0.56%
Indian Rupee	INR:USD	0.011685	0.011965	0.012020	0.012112	‑2.79%	‑1.21%
Japanese Yen	JPY:USD	0.006354	0.006640	0.007092	0.007135	‑10.41%	‑6.94%
U.K. Pound Sterling	GBP:USD	1.252086	1.284061	1.273249	1.243396	‑1.66%	3.27%
Taiwanese Dollar	TWD:USD	0.030541	0.031217	0.032560	0.032121	‑6.20%	‑2.81%
Vietnamese Dong	VND:USD	0.000039	0.000040	0.000041	0.000042	‑4.88%	‑4.76%
Saudi Riyal	SAR:USD	0.266667	0.266667	0.266667	0.266667	0.00%	0.00%

WISeKey does not operate in countries experiencing hyperinflation and it assesses the impact of inflation as immaterial to its financial statements.

B.Liquidity and Capital Resources

Company liquidity

Cash and capital requirement relate mainly to its operating cash requirement, capital expenditures, contractual obligations, repayment of indebtedness and payment of interest and financing fees.

Sources of liquidity

Usual sources of liquidity are cash generated from customers, cash from financing instruments such as debt and convertible debt and through the issuance of equity.

WISeKey had positive working capital of $420.5 million as at December 31, 2025. WISeKey calculates working capital as current assets, less current liabilities. Based on the Group’s cash projections for the next 12 months to April 30, 2027, WISeKey has sufficient liquidity to fund operations and financial commitments.

As at December 31, 2025, the Group held cash and cash equivalent and restricted cash in an amount of $429.2 million following the cash injection from financial instruments, principally from and held by its subsidiary, SEALSQ. The Group expects to use this liquidity to fund operations, develop the sales team, and form part of the consideration for future potential merger and acquisition transactions, subject to the inter-group allocation of capital.

If WISeKey executes an M&A transaction, or a joint-venture partnership or another large transaction to expand its operations, acquiring assets or leased assets and/or acquiring and/or establishing additional facilities, it may utilize its current cash balance and/or may be required to secure additional financing, including by way of public or private offerings of equity and/or debt and/or re-financing or other financing alternatives. The timing, terms, size and pricing of any future fundraising, if any, would be subject to the then-prevailing capital market conditions and WISeKey’s business and financial situation, as well as the need to obtain certain regulatory and other consents. There is no assurance that WISeKey would be able to obtain the necessary consents and/or funding in a timely manner, in sufficient amount or on favorable terms.

Cryptocurrencies Investment Policy

On September 3, 2025, the board of directors of SEALSQ (the “SEALSQ Board”) authorized the establishment of an investment committee (the “Investment Committee”) comprised of a minimum of three members of the SEALSQ Board with a mandate to oversee the implementation of SEALSQ’s investment policy (the “Investment Policy”). In accordance with the SEALSQ Board’s resolution, the SEALSQ Board has delegated authority to manage SEALSQ’s portfolio of securities or other investments to the Investment Committee, together with such personnel and advisors as the Investment Committee may choose. The Investment Committee is expected to regularly review risks related to SEALSQ’s investment portfolio, including concentration risk. When allocating cash to various investment opportunities and considering related investment risks, the Investment Committee is expected to consider market-based factors, including risk adjusted after-tax yields. When reviewing concentration risk, the Investment Committee should consider the liquidity needs of SEALSQ, among other things. Investments are to be made in accordance with the guidelines in the Investment Policy that will be reviewed at least annually, with oversight conducted by senior officers and the Investment Committee.

The overall goals of the Investment Policy are to provide sufficient liquidity to meet the day-to-day financial obligations of the Company, and to optimize investment returns within the guidelines of the Investment Policy. Permissible investment instruments include cash and cash equivalents (e.g. bank obligations, money market funds, and commercial paper), fixed income securities (e.g. obligations of the U.S. Treasury and U.S. Government, tax exempt obligations of states and municipalities, and corporate bonds/notes), equity securities (limited to those listed on the New York Stock Exchange (“NYSE”), NYSE American, NYSE Arca or the Nasdaq Stock Market and in compliance with the listing standards of the applicable exchange) and certain cryptocurrencies, including Bitcoin, Ethereum, HBAR (which are digital assets based on an open source cryptographic protocol existing on the Hedera Network), WECAN tokens (which are Ethereum-based native utility token compliant with the ERC-20 standard tokens issued by WeCan Group SA, a Swiss blockchain and data compliance company in which WISeKey Corp has a 31.9% equity stake, as of December 31, 2025), and other tokens subject to approval by the Investment Committee. Individual exceptions to the Investment Policy may only be made by the unanimous agreement of the Investment Committee or, if the Investment Committee is unable to reach unanimous agreement on such exception, by the SEALSQ Board. On September 3, 2025, as part of the establishment of the Investment Committee, the SEALSQ Board approved the addition of Bitcoin, Ethereum, HBAR, and WeCan Tokens (collectively, the “Approved Cryptocurrencies”) as treasury reserve assets, so that up to $30 million of SEALSQ’s cash, or proceeds from future debt and equity issuances, may be invested in the Approved Cryptocurrencies. As of December 31, 2025, WISeKey was in the process of completing the necessary processes in order to create an account with a recognized, approved financial provider to hold its Approved Cryptocurrency assets. As of December 31, 2025, SEALSQ’s investments held in Approved Cryptocurrencies remained immaterial. The Investment Committee will direct the investment activity of SEALSQ in public and private markets pursuant to authority granted by the Board of Directors of SEALSQ. Depending on certain market conditions and various risk factors, members of the Investment Committee, each in their personal capacity or through affiliated investment vehicles, may at times invest in the same securities, instruments or other assets (including cryptocurrencies) in which SEALSQ invests. The Board of Directors of SEALSQ anticipates that such investments will align the interests of SEALSQ with the interests of related parties because it places the personal resources of such Investment Committee members at risk in substantially the same manner as resources of the Company in connection with investment decisions made by the Investment Committee on behalf of SEALSQ. In December 2023, the FASB issued ASU No. 2023-08, “Intangibles-Goodwill and Other-Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets.” This standard provides accounting and disclosure guidance for crypto assets that meet the definition of an intangible asset and certain other criteria. In-scope assets are subsequently measured at fair value with changes recorded in the income statement. The standard requires separate presentation of (1) in-scope crypto assets from other intangible assets and (2) changes in the fair value of those crypto assets. Disclosure of significant crypto asset holdings and an annual reconciliation of the beginning and ending balances of crypto assets are also required. This ASU becomes effective for annual periods beginning in 2025, including interim periods, with early adoption permitted. WISeKey has adopted this policy and there was no impact of this standard on its historic consolidated financial statements. WISeKey anticipates that this standard may have an impact on its consolidated financial statements in the future due to potential fluctuations in the value of its proposed investment in the Approved Cryptocurrencies.

Consolidated cash flows

The following table shows information about WISeKey’s cash flows during the financial years ended December 31, 2025, 2024 and 2023 respectively.

	12 months ended	12 months ended	12 months ended
	December 31,	December 31,	December 31,
USD’000	2025	2024	2023
Cash Flows from operating activities:
Net cash provided by (used in) operating activities	(32,362)	(17,774)	(14,206)
Net cash provided by (used in) investing activities	(28,346)	179	(3,021)
Net cash provided by (used in) financing activities	399,502	92,916	11,850

Effect of exchange rate changes on cash and cash equivalents	(146)	(32)	(126)

Cash and cash equivalents
Net increase (decrease) during the period	338,648	75,289	(5,503)
Balance, beginning of period	90,600	15,311	20,814
Balance, end of period	429,248	90,600	15,311

Reconciliation to balance sheet
Cash and cash equivalents	429,244	90,600	15,311
Restricted cash, current	4	—	—
Cash and cash equivalents from disc. operations	—	—	—
Balance, end of period	429,248	90,600	15,311

WISeKey has not experienced any legal or economic restrictions on the ability of subsidiaries to transfer funds to the Company in the form of loans.

Level of borrowing

As at December 31, 2025, WISeKey held short-term notes payable in the amount of $747,644. The section below gives the detail of the financial instruments used by the company.

Financial instruments

The following financial instruments are those that were in use and disclosed in WISeKey’s balance sheet and notes as at December 31, 2025.

Equity Transactions

See Item 10.C. Material Contracts and note 31 to the consolidated financial statements for a description of the agreements SEALSQ has entered into since April 2025 in connection with the sale of its ordinary shares and warrants.

Loan Agreements

In April 2019, WISeKey entered into a credit agreement with ExWorks Capital Fund I, L.P. (“ExWorks”) to borrow up to USD 4,000,000 loan with the possibility to add up to USD 80,000 accrued interest to the loan principal. The loan bore an interest rate of 10% p.a. payable monthly in arrears. Total debt issue costs of USD 160,000 were recorded as debt discount at inception in April 2019 and amortized over the duration of the loan. As at December 31, 2024, the outstanding borrowings were USD 4,030,000, accrued interest amounted to USD 2,169,417, and the debt discount had been fully amortized. On February 14, 2025, the Group paid USD 2.5 million as full and final settlement of the loan with ExWorks and recorded USD 3,699,417 in its income statement under non-operating income (see Note 34 of the consolidated financial statements as at December 31, 2025).

In November 2022, WISeKey entered into a loan agreement with a third-party client to borrow funds for the purpose of increasing production capacity. Under the terms of the agreement, the client lent to WISeKey a total of USD 2 million. The loan did not bear interest and there were no fees or costs attributed to the loan. At inception in November 2022, a debt discount totaling USD 511,128 was recorded in additional paid-in capital. The Group repaid the full balance of the loan and recorded a debt discount amortization expense of USD 181,057 in the year ended December 31, 2025.

On March 26, 2020, two members of the WISeKey Group, WISeKey International Holding Ltd and WISeKey SA, entered into the Covid loans to borrow funds under the Swiss Government supported COVID-19 Credit Facility with UBS SA. Under the terms of the Agreement, UBS has lent such Group members a total of CHF 571,500. The loans are repayable in full by March 30, 2028, as amended, being the eighth anniversary of the date of deposit of the funds by UBS. Semi-annual repayments have started since March 31, 2022, and will be spread on a linear basis over the remaining term. Full repayment of the loans is permitted at any time. The interest rate is determined by Swiss COVID-19 Law. At inception, the Covid loans carried an interest rate of 0%, which was updated to an interest rate of 1.5% per annum paid quarterly from April 1, 2023. There were no fees or costs attributed to the Covid loans and as such there is no debt discount of debt premium associated with the loan facility. Under the terms of the loans, the relevant companies are required to use the funds solely to cover the liquidity requirements of the WISeKey Group. In particular, the WISeKey Group cannot use the funds for the distribution of dividends and directors’ fees as well as the repayment of capital contributions, the granting of active loans; refinancing of private or shareholder loans; the repayment of intra-group loans; or the transfer of guaranteed loans to a group company not having its registered office in Switzerland, whether directly or indirectly linked to applicant. As at December 31, 2025, the outstanding balance on the loans was CHF 92,161 (USD 116,381).

On October 23, 2024, WISeKey International Holding Ltd entered into a Subscription Agreement for the Subscription of up to $30M Convertible Notes (the “2024 L1/Anson Facility”) with L1 Capital Global Opportunities Master Fund (“L1”) and Anson Investments Master Fund LP (“Anson”), pursuant to which L1 and Anson each committed to grant a loan to WISeKey for up to a maximum amount of USD 15 million (USD 30 million in aggregate) divided into tranches of variable sizes, during a commitment period of 24 months ending October 22, 2026. The 2024 L1/Anson Facility plans for initial tranches of USD 1.25 million each (the “2024 L1 Initial Tranche” and the “2024 Anson Initial Tranche”) and subsequent tranches in an aggregate principal amount or aggregate principal amounts to be agreed upon between WISeKey and L1/Anson, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into unsecured convertible notes of USD 100,000 each that bear no interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares upon request by L1 or Anson within a period of 12 months from issuance and, in any case, no earlier than 40 days after the tranche closing and no later than at the expiry of the 12 months. For each tranche, the conversion price is determined as the lower of (i) a Fixed Conversion Price set at a premium of 100% to the daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange on the trading day prior to the date of completion of each tranche, and (ii) 94% of the lowest daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date. Due to L1’s and Anson’s option to convert the loan in part or in full at any time before maturity, the 2024 L1/Anson Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that L1 and Anson will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. WISeKey assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the 2024 L1/Anson Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Debt issue costs made up of legal expenses of USD 22,638 (USD 11,319 each for L1 and Anson), commissions of USD 135,000 to the placement agent and aggregated fees of USD 275,000 to L1 and Anson were due upon issuance of the 2024 L1 Initial Tranche on October 25, 2024 and the 2024 Anson Initial Tranche on October 23, 2024, and recorded as a debt discount against each initial tranche principal amount. Upon subscription of each subsequent tranche under the 2024 L1/Anson Facility, debt issue costs to L1 and Anson representing an aggregate of 11% of the principal value of the subscribed funds will be recorded as a debt discount against each tranche.

During the year ended December 31, 2024, WISeKey made one subscription each under the 2024 L1/Anson Facility in an amount of USD 1.25 million per party (USD 2.5 million in aggregate), comprising the 2024 L1 Initial Tranche and the 2024 Anson Initial Tranche. For each subscription, the fair value of the debt is calculated using the discounted cash flow method creating a debt discount or a debt premium on the debt host with the credit or debit entry booked to APIC. The fair value of the debt for each initial tranche was USD 1,328,458 (USD 2,656,916 in aggregate), giving rise to a debt premium of USD 78,458 per tranche (USD 156,916 in aggregate).

In the year ended December 31, 2024, L1 converted a total of USD 1.24 million out of the 2024 L1 Initial Tranche, resulting in the delivery of 344,598 WIHN Class B Shares, and Anson converted the 2024 Anson Initial Tranche in full (USD 1.25 million), resulting in the delivery of 346,820 WIHN Class B Shares. A combined debt discount charge of USD 36,520 was amortized to the income statement and a total debit of USD 238,299 was booked to APIC on conversions as per ASC 470-02-40-4.

During the year ended December 31, 2025, there were no subscriptions or conversions under the 2024 L1/Anson Facility. A debt discount charge of USD 903 was amortized to the income statement related to the L1 portion of the facility. As at December 31, 2025, convertible notes in an aggregate amount of USD 10,000 remained unconverted under the L1 portion (with the debt discount fully amortized, hence a carrying value of USD 10,000), and there were no unconverted notes under the Anson portion. The outstanding 2024 L1/Anson Facility available was USD 27.5 million (USD 13.75 million each for L1 and Anson).

As at December 31, 2025, SEALSQ’s borrowings primarily relate to IC’Alps and consist of government-supported loans and repayable advances, mainly from Bpifrance and French banking institutions. Total debt amounted to $1.7 million, of which $0.7 million is due within one year. These borrowings include state-guaranteed loans (“PGE”), innovation and research and development loans, and repayable advances, some of which include grant components. These arrangements generally bear fixed interest rates and have contractual maturities extending through 2030. SEALSQ uses these borrowings primarily to support its innovation, research and development activities and general working capital needs. In addition, in November 2022, SEALSQ entered into a loan agreement with a third-party client in the amount of $2.0 million to support production capacity. The loan does not bear interest and there were no fees or costs associated with the loan. SEALSQ repaid the full balance of the loan during the year ended December 31, 2025. See note 25 to the consolidated financial statements for additional information on WISeKey’s outstanding borrowings as at December 31, 2025, including contractual maturities and detailed terms.

Indebtedness to related parties

See Item 7.B. Related Party Transactions—Description of the Related Party Transactions for a description of the nature of the related party transactions and balances as at and for the years ended December 31, 2025, 2024 and 2023.

Material cash requirements from known contractual and other obligations

The following table sets forth WISeKey’s known contractual and other cash payment obligations as at December 31, 2025 in USD’000s:

	Payments due by period
		Less than			More than
Contractual obligations	Total	1 year	1‑3 years	3‑5 years	5 years
Operating and short-term lease obligations	7,572	1,213	1,777	1,763	2,819
Finance lease obligations	135	60	74	1	—
Debt and convertible note obligations	1,804	757	666	381	—
Total contractual obligations	9,511	2,030	2,517	2,145	2,819

C.Research and Development, Patents and Licenses, Etc.

WISeKey’s research and development spending totaled USD 14.9 million in the year ended December 31, 2025, USD 7.0 million in the year ended December 31, 2024, and USD 4.4 million in the year ended December 31, 2023. As mentioned in Item 3.D. Risk Factors, WISeKey needs to keep pace with changing technologies in order to maintain and grow its revenue.

In 2025, WISeKey, through SEALSQ, continued its effort to focus on advancing secure microcontroller platforms and post quantum cryptography (PQC) enablement across SEALSQ’s portfolio. Over the last three years SEALSQ has prioritized:

●	implementation of NIST selected PQC algorithms and alignment with evolving cryptographic requirements across jurisdictions, and
●	development of SEALSQ’s next hardware generation platform built on a proprietary RISC-V based secure core and preparation for emerging certification regimes, including FIPS 140-3 side channel assessment.

In the Semiconductors segment alone, WISeKey currently owns 120 individual patents protecting its technology. Research and development expenditures focus on advancing future technologies, which WISeKey plans to register as additional patents to strengthen its portfolio and maintain competitive barriers.

WISeKey’s broader R&D efforts in 2025 supported innovations beyond semiconductors, enhancing its cybersecurity, blockchain, and satellite capabilities. WISeSat implemented a series of advanced technological innovations expected to deliver higher performance, greater resilience, and broader application potential, including software-defined radio (SDR) technology and higher data-rate communications, supporting faster, more robust, and more secure data transfer for demanding IoT, cybersecurity, and mission-critical applications. SEALCOIN carried out a satellite proof-of-concept (PoC) with WISeSat and FOSSA, demonstrating secure machine-to-machine communication via low Earth orbit satellites, including signed IoT transactions from off-grid devices and blockchain-based settlement via Hedera. SEALCOIN also introduced AI agent and API-based transactional workflows, allowing autonomous agents to authenticate, negotiate, execute, and settle transactions within defined policy constraints. Finally, WISe.ART migrated to a new more user-friendly V3 Web 3.0 platform.

D.Trend Information

WISeKey’s growth strategy and industry trends are detailed in Item 4.B. Business Overview. The uncertainties and material commitments such as financial instruments that are likely to have a material effect on the WISeKey Group’s financial condition are described in Item 3.D. Risk Factors and Item 5.B. Liquidity and Capital Resources. Below are key trends influencing WISeKey and its subsidiaries—SEALSQ, IC’Alps, WISeSat, SEALCOIN and WISe.ART.

WISeKey’s ecosystem aligns with multiple high-growth trends. WISeSat leverages the nanosatellite market’s growth, fueled by IoT connectivity demands in sectors like agriculture, logistics, and national defense, with 2025 advancements in secure satellite payloads and software-defined radio technology enhancing its competitive position. SEALCOIN taps into the transactional IoT and machine-to-machine communication surge, integrating SEALSQ’s hardware security to enable trusted, scalable autonomous device transactions—especially as quantum threats challenge traditional cryptography. The blockchain and digital asset market drives WISe.ART, where demand for secure digital provenance and anti-counterfeiting solutions is rising. In 2025, WISe.ART migrated to a new, more user-friendly V3 Web 3.0 platform, capitalizing on the expanding digital art and collectibles sector.

Semiconductors – SEALSQ and IC’Alps

SEALSQ operates in the global semiconductor and digital security markets, which are characterized by rapid technological change, evolving industry standards, and increasing regulatory scrutiny. The following trends are expected to influence SEALSQ’s business, financial condition, and results of operations, although the extent and timing of their impact remain uncertain.

Growth in Connected Devices and Expanding Attack Surface

The continued proliferation of IoT devices, including those deployed in industrial, automotive, energy, and critical infrastructure applications, is contributing to a significant increase in the number of connected endpoints. The number of connected IoT devices requiring protection is projected to reach more than 29 billion units by 2027.17 This expansion has led to a broader attack surface for cybersecurity threats. As a result, there is increasing demand for secure microcontrollers, hardware-based security solutions, and device authentication technologies of the kind provided by SEALSQ. However, the pace of adoption of such solutions may vary across industries and geographies and may be affected by cost constraints, legacy system integration challenges, and evolving security requirements.

In 2025, SEALSQ achieved eight new design-wins in the Matter smart home ecosystem (versus five in 2024), evidencing the tangible pull of IoT security standards on its addressable market. According to ABI Research, more than 5.5 billion Matter-compliant devices are projected to ship between 2022 and 2030,18 each requiring a PKI-issued certificate, making device attestation one of the most structurally guaranteed growth opportunities in IoT security.

17 IoT Analytics. “Number of Connected IoT Devices” (2023), available at https://iot-analytics.com/number-connected-iot-devices-2023/.

18 ABI Research. “More Than 5.5 Billion Smart Home, Matter-Compliant Devices Will Ship Between 2022 and 2030” (2022), available at https://www.abiresearch.com/press/more-than-55-billion-smart-home-matter-compliant-devices-will-ship-between-2022-and-2030.

Transition Toward Post-Quantum Cryptography

Advancements in quantum computing technologies may, over time, compromise widely used public-key cryptographic algorithms. In response, industry stakeholders, including governmental bodies such as NIST (National Institute of Standards and Technology), are developing and promoting post-quantum cryptography (“PQC”) standards. NIST finalized its first set of PQC algorithm standards in August 2024, selecting ML-KEM (Kyber) and ML-DSA (Dilithium), among others.19 The selection of an additional algorithm, HQC, followed in March 2025.20

The timing and scope of migration to PQC remain uncertain and may depend on regulatory mandates, industry adoption cycles, and the perceived urgency of quantum-related threats. This transition is expected to require significant upgrades to existing infrastructure, including hardware, firmware, and software systems, which may create both opportunities and challenges for industry participants. The global PQC market is estimated to grow from approximately USD 1.7 billion in 2025 to USD 7.8 billion by 2030, at a compound annual growth rate exceeding 37%, reflecting the scale and urgency of this transition.21

The concept of “Harvest Now, Decrypt Later” (HNDL)—in which adversaries collect encrypted data today with the intent to decrypt it once a cryptographically relevant quantum computer becomes available—has elevated PQC from a theoretical concern to a boardroom priority. Regulatory mandates are reinforcing this urgency: the U.S. NSA’s CNSA 2.0 framework sets 2026 as the milestone for networking equipment to support post-quantum algorithms, with full migration of national security systems targeted by 2031.22 In Europe, the EU Cyber Resilience Act (“CRA”) requires manufacturers to comply with strict vulnerability reporting obligations by September 11, 2026, and “state-of-the-art” requirements under the CRA are increasingly expected to encompass quantum resistance for long-lived devices, with potential fines of up to €15 million or 2.5% of global annual turnover for non-compliance.23

In Q4 2025, SEALSQ commercially launched the QS7001, the industry’s first quantum-resistant hardware platform embedding NIST-standardized post-quantum cryptographic algorithms at the hardware level. As at December 31, 2025, SEALSQ had an estimated pipeline of USD 60 million for the QS7001 and its TPM variant, the QVault TPM, with commercial discussions underway with approximately 115 potential customers and adoption spanning North America, Europe, and Asia Pacific. Also in November 2025, SEALSQ launched a sovereign U.S.-based Post-Quantum Root of Trust, enabling U.S. government agencies and enterprises to manage quantum-secure digital identities independently, in alignment with CNSA 2.0 mandates.

In March 2026, SEALSQ published a certification roadmap for the QS7001 and QVault TPM product lines targeting Common Criteria EAL5+, FIPS 140-3, and TCG certifications, with all four products—QS7001 V1/V2 and QVault TPM183/185—confirmed on track through Q4 2026. These certifications are central to SEALSQ’s positioning as a trusted supplier for regulated and government-facing customers.

Increasing Reliance on Hardware-Based Security

Cybersecurity strategies are increasingly incorporating hardware-based security mechanisms, including secure elements, hardware roots of trust, and tamper-resistant components. These solutions are designed to enhance system integrity and protect against both remote and physical attacks, including side-channel vulnerabilities that software-only approaches cannot adequately mitigate. SEALSQ is one of only six semiconductor companies in the world capable of designing and certifying secure microcontrollers at Common Criteria EAL5+ or higher, a distinction that underpins its competitive positioning in demanding regulated environments. While demand for such technologies is expected to grow, adoption may be influenced by cost considerations, integration complexity, and the availability of alternative software-based solutions. The announcement of the FIPS 140-3 standard, which implements a “Side Channel Assessment” for components subject to this standard,24 represents a further tightening of hardware security requirements that favors suppliers, such as SEALSQ, that have invested in certified hardware platforms.

19 National Institute of Standards and Technology. “NIST Releases First 3 Finalized Post-Quantum Cryptography Standards” (August 13, 2024), available at https://www.nist.gov/news-events/news/2024/08/nist-releases-first-3-finalized-post-quantum-cryptography-standards.

20 National Institute of Standards and Technology. “NIST Announces Additional Post-Quantum Cryptography Algorithm: HQC” (March 11, 2025), available at https://www.nist.gov/news-events/news/2025/03/nist-announces-additional-post-quantum-cryptography-algorithm-hqc.

21 “Post-Quantum Cryptography Market Size, Share & Growth Report”, Grand View Research (2025), available at https://www.grandviewresearch.com/industry-analysis/post-quantum-cryptography-market-report.

22 National Security Agency. Commercial National Security Algorithm Suite 2.0 (CNSA 2.0) (September 7, 2022), available at https://media.defense.gov/2022/Sep/07/2003071834/-1/-1/0/CSA_CNSA_2.0_ALGORITHMS_.PDF.

23 Regulation (EU) 2024/2847 of the European Parliament and of the Council of 23 October 2024 on horizontal cybersecurity requirements for products with digital elements (Cyber Resilience Act), Official Journal of the European Union, L, 20 November 2024, available at https://eur-lex.europa.eu/legal-content/EN/TXT/?uri=OJ:L_202402847.

24 National Institute of Standards and Technology. FIPS PUB 140-3: Security Requirements for Cryptographic Modules (March 22, 2019), available at https://csrc.nist.gov/publications/detail/fips/140/3/final.

Emergence of Edge Computing and Open Architectures

The growth of edge computing and AI-enabled applications is driving demand for processing capabilities closer to data sources. This trend is contributing to increased interest in energy-efficient and flexible semiconductor architectures, including open instruction set architectures such as RISC-V. SEALSQ has developed its own RISC-V based secure core, which serves as the foundation of its next-generation hardware platform including the QS7001 and QVault TPM, delivering up to 10x higher performance than software-based PQC implementations. The adoption of emerging architectures may, however, be subject to ecosystem maturity, software compatibility, and competitive pressures from established semiconductor platforms. Custom ASIC Design for Critical Applications.

The global secure ASIC market is experiencing sustained growth driven by increasing security requirements across critical infrastructure, defense, automotive, healthcare, and industrial IoT applications, reinforced by quantum computing threats and new regulations such as CNSA 2.0. The global embedded security chip market is projected to reach USD 12.6 billion by 2030,25 reflecting the breadth of addressable demand across sectors. In August 2025, SEALSQ completed the acquisition of IC’Alps SASU, a French ASIC design specialist with centers in Grenoble and Toulouse, adding approximately 100 highly skilled engineers and certifications under ISO 9001, ISO 13485 (medical devices), and EN 9100 (aeronautics). Unlike general-purpose microcontrollers, secure ASICs enable the integration of advanced security functions directly into silicon, offering higher performance, lower power consumption, and a reduced attack surface for demanding customers. The QASIC initiative—IC’Alps’ post-quantum ASIC platform targeting advanced CMOS nodes with first prototypes anticipated in 2026—positions WISeKey to capture growing demand from governments, defense primes, and OEMs requiring custom-certified quantum-resistant hardware. ASIC revenue, which entered WISeKey’s consolidation scope in August 2025, grew from USD 1.3 million in Q3 2025 to USD 2.3 million in Q4 2025, reflecting strengthening demand as customers responded positively to the Group’s expanded post-quantum capabilities. Supply Chain Constraints and Sovereignty Considerations.

Recent disruptions in global semiconductor supply chains, as well as geopolitical developments, have increased focus on supply chain resilience and technological sovereignty. Governments and industry participants are pursuing strategies to localize semiconductor design, manufacturing, and secure provisioning capabilities. These efforts may result in increased investment and new market opportunities, but may also lead to fragmentation of global supply chains, increased regulatory complexity, and higher operational costs. WISeKey is actively building sovereign semiconductor infrastructure in response to this trend. In September 2025, SEALSQ signed a €40 million investment deal to develop Spain’s first post-quantum semiconductor personalization center through the Quantix Edge Security joint venture, with €19.6 million contributed by the Spanish government through its PERTE Chip initiative. The facility, targeting full operations by 2028, will focus on post-quantum chip design using RISC-V architecture and meeting Common Criteria and NIST standards. SEALSQ is also progressing plans for additional hubs in the United States and Asia to further diversify its global manufacturing and personalization footprint.

Integration of Hardware and Trust Services

The market is increasingly shifting toward integrated solutions that combine semiconductor components with digital trust services, including PKI, secure provisioning, and lifecycle management. SEALSQ’s unique positioning as the only market player integrating all aspects of a connected device’s security—from Root of Trust to secure elements, PKI services, and industrial-scale personalization—directly addresses this trend. The PKI market is projected to reach approximately USD 8.5 billion by 2026, growing at a CAGR of approximately 20.5% through 2035, driven by the proliferation of IoT devices and the shift toward identity-first security models.26 The adoption of such integrated solutions may depend on customer demand for end-to-end security, interoperability requirements, and the ability of vendors to provide scalable and cost-effective offerings.

25 “Digital Authentication and Embedded Security Market Data”, ABI Research (August 2025), available at https://www.abiresearch.com/market-research/product/7786425-digital-authentication-and-embedded-security.

26 Research Nester. “Public Key Infrastructure (PKI) Market” (September 2025), available at https://www.researchnester.com/reports/public-key-infrastructure-pki-market/5182.

IoT Security Standards and Interoperability Protocols

A growing number of consumer IoT players are aligning around interoperability standards such as Matter for smart home devices, Wi-SUN for smart grid and smart city networks, and ECHONET Lite in Japan and East Asia. Both industry standards and national security labels—including the U.S. Cyber Trust Mark, announced by the FCC in July 2023, and the EU CRA—require that IoT devices securely embed a unique trusted identity in the form of certificates and private keys, as a cornerstone of the IoT security framework. IoT device makers therefore consider compliance with these standards a key part of their product development and go-to-market plans, creating a structurally recurring demand for SEALSQ’s integrated security solutions. In 2025, SEALSQ achieved eight new Matter design-wins across Europe and Asia, with strong traction in Japan through ECHONET Lite-aligned products, and broad interest in its QS7001 platform from more than 30 customers each in the EMEA and Japan markets.

Evolving Regulatory Environment

The regulatory landscape for cybersecurity, data protection, and product certification continues to evolve across multiple jurisdictions. Requirements related to security standards, such as FIPS 140-3 and Common Criteria, are becoming more stringent. Compliance with these regulations may increase development costs and time-to-market, and failure to comply could result in reputational harm, financial penalties, or restrictions on market access. Conversely, regulatory mandates are increasingly acting as a demand catalyst for certified, quantum-resistant hardware of the type SEALSQ provides, compelling OEMs and system integrators to qualify and adopt compliant security components within defined timelines. WISeKey believes that these industry trends may contribute to increased demand for secure and quantum-resistant semiconductor solutions over the long term. However, WISeKey’s ability to benefit from these trends will depend on multiple factors, including market adoption rates, competitive dynamics, technological developments, regulatory changes, and WISeKey’s ability to execute its strategy effectively.

Satellite – WISeSat

In relation to the Satellite vertical, the industry anticipates a sharp rise in the use of satellite communications “as several major planned proliferated Low-Earth Orbit (LEO) constellations introduce service and drive adoption”,27 including for military purposes where “a shift in national security mission areas to incorporate a disaggregated proliferated-LEO concept, supported by several billions of dollars in funding for R&D, prototyping, and launching the systems in its architecture”28 is expected. This aligns with the positioning of WISeSat.

The nanosatellite and small satellite market continues to benefit from declining launch costs, advances in miniaturization, and growing demand for persistent, low-latency IoT connectivity in sectors such as agriculture, logistics, energy monitoring, and defense. The integration of quantum-resistant cryptography into satellite payloads represents an emerging differentiator, as governments and enterprises seek to protect satellite-based communications from future quantum threats. WISeSat’s 2025 satellite launch incorporated software-defined radio (“SDR”) technology and higher data-rate communications capabilities, supporting faster, more robust, and more secure data transfer for demanding IoT, cybersecurity, and mission-critical applications. WISeSat’s antcipated role to operate SEALSQ’s QSOC initiative, targeting a constellation of up to 100 satellites providing quantum key distribution, quantum random number generation, and post-quantum identity services, is designed to address this emerging segment. The collaboration with the Swiss Armed Forces, which evolved in 2025 to integrate WISeKey’s post-quantum semiconductors and Swiss Root of Trust into satellite-to-ground and inter-satellite communications, underscores the strategic relevance of this positioning. In 2025, WISeSat announced a potential SPAC-driven Nasdaq listing expected to complete in 2026, which, if successfully concluded, would provide additional capital to accelerate the commercialization of its satellite-based cybersecurity and IoT ecosystem.

27 Machi, Vivienne (November 28, 2023). “10 Tech Trends That Will Impact the Satellite Industry in 2024”.

28 Machi, Vivienne (November 28, 2023). “10 Tech Trends That Will Impact the Satellite Industry in 2024”.

Transactional IoT and Machine-to-Machine Communication – SEALCOIN

SEALCOIN is positioned to benefit from the convergence of two high-growth trends: the decentralized finance (“DeFi”) and blockchain ecosystem, and the rapid expansion of machine-to-machine (“M2M”) and transactional IoT (“t-IoT”) applications. As autonomous devices—from smart meters and drones to industrial robots and connected vehicles—increasingly require the ability to negotiate, execute, and settle transactions independently and without human intervention, the demand for hardware-rooted, quantum-resistant trust infrastructure for such transactions is expected to grow. In April 2025, SEALCOIN and WISeSat successfully completed a satellite proof-of-concept with FOSSA, demonstrating secure machine-to-machine communication via low Earth orbit satellites, including signed IoT transactions from off-grid devices and blockchain-based settlement via the Hedera network. This milestone validated the technical integration between SEALSQ’s hardware security, WISeSat’s satellite infrastructure, and SEALCOIN’s transactional layer. In 2025, SEALCOIN also introduced AI agent and API-based transactional workflows, extending the platform beyond physical IoT devices to digital autonomous actors. By the end of H1 2025, the platform reached production readiness, with QAIT token issuance scheduled for 2026. The broader trend toward autonomous, AI-driven digital economies—where software agents procure, negotiate, and settle services programmatically—is expected to generate sustained demand for the type of secure, policy-constrained transactional infrastructure that SEALCOIN is developing. The quantum threat to existing blockchain cryptographic schemes further reinforces the value of SEALCOIN’s integration with SEALSQ’s quantum-resistant hardware stack.

Trust Services and Digital Identity – WISeID

The digital identity and PKI markets are benefiting from a broad structural shift toward identity-first security architectures, driven by the proliferation of connected devices, the adoption of Zero Trust network models, and the increasing digitization of government and enterprise operations. WISeKey’s trust services vertical, operated through WISeID and anchored by its globally recognized, OISTE-operated Root of Trust, is positioned to benefit from this trend.

The shortening of TLS certificate lifespans—with public SSL/TLS certificate validity reducing from 398 days today to a maximum of 47 days by March 2029 under CA/Browser Forum Ballot SC-081v3 approved in April 2025—is driving structural demand for automated certificate lifecycle management platforms of the type WISeKey operates.29 Regulatory requirements such as the EU CRA’s mandate for documented security lifecycles for all products with digital elements, and the U.S. Executive Order on Cybersecurity’s Software Bill of Materials (“SBOM”) requirements, are reinforcing demand for PKI-anchored supply chain integrity attestation. In 2025, WISeKey’s trust services revenue grew by 586% compared to 2024, driven by increasing demand for secure device identity across IoT applications, particularly in the smart home ecosystem.

Secure Digital Assets and NFT Platform – WISe.ART

The blockchain and digital asset market continues to evolve, with demand for secure digital provenance, anti-counterfeiting solutions, and authenticated digital collectibles rising across the fine arts, luxury goods, and broader consumer sectors. WISe.ART operates at the intersection of blockchain, digital identity, and luxury goods authentication, leveraging WISeKey’s Root of Trust infrastructure to provide quantum-resistant NFT issuance and provenance verification.

In 2025, WISe.ART migrated to a new, more user-friendly V3 Web 3.0 platform, featuring smartphone compatibility that allows users to create profiles, connect wallets, and acquire NFTs directly from mobile devices. The platform’s enhancements are designed to capitalize on the expanding digital art and collectibles sector. The broader adoption of blockchain-based provenance solutions by luxury brands and cultural institutions, combined with evolving regulatory frameworks for digital assets in Europe and the United States, is expected to support continued development of this vertical over the medium term. These trends collectively underscore WISeKey’s strategic focus on integrated security solutions. From SEALSQ’s post-quantum semiconductor hardware and IC’Alps’ custom ASIC design capabilities, to WISeSat’s secure satellite connectivity, SEALCOIN’s transactional IoT framework, WISeID’s trust services, and WISe.ART’s digital asset platform, WISeKey’s subsidiaries address interconnected and mutually reinforcing market demands. WISeKey’s Convergence strategy—bringing together semiconductors, satellites, blockchain, and digital identity into a unified, interoperable ecosystem—is designed to position the Group as a leader in cybersecurity, trusted digital infrastructure, and quantum-resilient innovation.

29 CA/Browser Forum. Ballot SC-081v3: “Introduce Schedule of Reducing Validity and Data Reuse Periods” (April 11, 2025), available at https://cabforum.org/2025/04/11/ballot-sc081v3-introduce-schedule-of-reducing-validity-and-data-reuse-periods/.

Additional details regarding WISeKey’s growth strategy and industry trends are available in Item 4.B. Business Overview. Uncertainties and material commitments that may materially affect the company’s financial condition are described in Item 3.D. Risk Factors.

E.Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires WISeKey to make judgments, estimates, and assumptions that affect reported amounts of assets, liabilities, sales and expenses, and the disclosure of contingent assets and liabilities.

WISeKey considers an accounting estimate critical if it: (i) requires management to make judgments and estimates about matters that are inherently uncertain; and (ii) is important to an understanding of its financial condition and operating results.

WISeKey bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. Although these estimates are based on management’s best knowledge of current events and actions that may impact WISeKey in the future, actual results could differ from those estimates. Management has discussed the development, selection and disclosure of these critical accounting estimates with the Audit Committee of the Board of Directors.

WISeKey believes the following accounting estimates are most critical to its business operations and to an understanding of its financial condition and results of operations and reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

Business combinations

Accounting for business combinations requires WISeKey to make significant estimates and assumptions in determining the fair value of assets acquired and liabilities assumed.

These estimates are based on fair value measurement techniques that incorporate significant unobservable inputs.

In connection with the acquisition of IC’Alps in 2025, WISeKey recognized significant identifiable intangible assets and goodwill. The valuation of these assets is based on forward-looking assumptions, including forecasted revenues, expected margins, customer relationships, useful lives and discount rates.

These assumptions are inherently uncertain. Changes in these assumptions could materially affect the amounts assigned to acquired assets and liabilities, as well as future amortization expense and potential impairment.

Inventory Valuation

Due to the long manufacturing cycle in the semiconductor industry, WISeKey must order components for its products and build inventory in advance of customer orders.

WISeKey records inventories at the lower of cost and net realizable value and record write-downs of inventories that are obsolete or in excess of anticipated demand or net realizable value. The WISeKey Group records write-downs on inventory based on an analysis of obsolescence or a comparison to the anticipated demand or market value based on a consideration of marketability and product maturity, demand forecasts, historical trends and assumptions about future demand and market conditions.

Accounting for Income Taxes

WISeKey operates in multiple countries and its profits are taxed pursuant to the tax laws of these countries. WISeKey’s income tax rate may be affected by the changes in or interpretations of tax laws and tax agreements in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical mix of income and expense, and changes in its assessment of matters such as the ability to realize deferred tax assets.

WISeKey must also assess temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet.

WISeKey assesses the likelihood that its deferred tax assets will be recovered from future taxable income, considering, in particular, historical results before income tax expense. If WISeKey determines that its deferred tax assets are unlikely to be fully realized, an adjustment is charged to earnings in the period when such determination is made. Likewise, if WISeKey later determines that it is more likely than not that all or a part of its deferred tax assets would be realized, the previously provided valuation allowance would be reversed.

Impairment assessment

Goodwill and other indefinite-lived intangible assets are subject to impairment analysis at least once annually.

Our impairment analysis is based on assumptions regarding future cash flows generated by the element under review, residual value of this element, discount rates and comparison with peers.

Item 6.Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth the name, date of birth and functions of WISeKey’s non-executive and executive directors, and its senior management as at the date of this annual report. Unless otherwise indicated, the current business address for each director and member of senior management is General-Guisan-Strasse 6, 6300 Zug, Switzerland. WISeKey’s non-executive and executive directors are elected annually and individually as a matter of law by the shareholders at each Annual General Meeting of the shareholders for a term extending up until the following Annual General Meeting of the shareholders. The last Annual General Meeting of the shareholders was on June 27, 2025.

Name	Date of birth	Functions in WISeKey
Non-Executive Directors
María Pía Aqueveque Jabbaz	September 13, 1977	Independent non- executive Board Member
Philippe Doubre (2)	March 24, 1935	Independent non-executive Board Member
David Fergusson (1) (2)	August 15, 1960	Independent non-executive Board Member
Jean-Philippe Ladisa (1)	August 1, 1963	Independent non- executive Board Member
Philippe Monnier	June 8, 1961	Independent non-executive Board Member
Peter Ward	January 5, 1952	Non-executive Board Member

Executive Directors
Carlos Moreira (3)	September 1, 1958	Chairman of the Board of Directors, Founder and Chief Executive Officer
John O’Hara (3)	April 15, 1977	Board Member and Chief Financial Officer

Senior Management
Pedro Fuentes Perez	November 12, 1969	Chief Security Officer
Loïc Hamon	July 17, 1971	Chief Operating Officer of SEALSQ USA
David Levinger	March 21, 1973	Business Development Manager for WISeSat
Jonathan Llamas	April 23, 1981	Vice-President DeFi
Andreas Moreira*	August 11, 1993	Chief Innovation Officer
Nathalie Verjus	February 19, 1975	Company Secretary and Financial Planning & Reporting Manager
Bernard Vian	March 22, 1967	General Manager of SEALSQ France
(1)	Member of the Audit Committee
(2)	Member of the Nomination and Compensation Committee
(3)	Member of the Strategy Committee
*	Andreas Moreira is the son of Carlos Moreira.

Biographies

Directors

Carlos Moreira, Founder, Chairman of the Board of Directors and CEO of WISeKey, Chairman of the Board of Directors and CEO of SEALSQ, UN Expert on CyberSecurity and Trust Models for the International Labor Organization (ILO), the United Nations (UN), United Nations Conference on Trade and Development (UNCTAD), the World Trade Organization (WTO) and International Trade Centre (ITC), the World Bank, the United Nations Development Program (UNDP) and the Economic and Social Commission for Asia and the Pacific (ESCAP) from 1983 to 1998. A recognized early-stage pioneer in the field of digital identity, Mr. Moreira was also Adjunct Professor of the Graduate School of Engineering Royal Melbourne Institute of Technology (RMIT) from 1995 to 1999 and Head of the Trade Efficiency Lab at the Graduate School of Engineering at RMIT. In 1999, Carlos Moreira founded the Geneva-based online data security firm WISeKey SA. Carlos Moreira is a member of the UN Global Compact, member of the World Economic Forum’s Global Agenda Council, founding member of the World Economic Forum for Global Growth Companies, World Economic Forum (“WEF”) New Champion 2007 to 2016, Vice Chair of the World Economic Forum Global Agenda Council on Illicit Trade 2012/15, member of the Selection Commit-tee for the WEF Growth Companies, founder and board member of Geneva Security Forum SA, member of the New York Forum, founding member of the “Comité de Pilotage Project E-Voting” of the Geneva Government, member of The Blockchain Research Institute, founder of the Blockchain Center of Excellence in 2019, member of Blockchain Advisory Board of the Government of Mexico, and founding member of TrustValley. Mr. Moreira was also a member of the WEF Global Agenda Council on the Future of IT Software & Services in 2014-2016. Mr. Moreira is also a member of the foundation board of the OISTE Foundation. An entrepreneur and investor in Deeptech, AI, Blockchain, IoT and Cybersecurity, Mr. Moreira was selected as one of the WEF’s Trailblazers, Shapers and Innovators. Carlos Moreira was selected by Bilanz among the 100 most important 2016 digital heads in Switzerland, nominated by Bilan.CH among the 300 most influential persons in Switzerland in 2011 and 2013, in the top 100 of Who’s Who of the Net Economy, Man of the Year AGEFI 2007, and an award Holder CGI. Mr. Moreira is a Keynote speaker at the UN, WEF, CGI, ITU, Bloomberg, Munich Security Conference, World Policy Conference, Zermatt Summit, Microsoft, IMD, INSEAD, MIT Sloan, HEC, UBS, and CEO Summit. Mr. Moreira is also the co-authoroof the bestselling book and forthcoming CNBC TV series - “The transHuman Code”. An expert in M&A, Fundraising, IPOs, SIX and NASDAQ listings, he won the M&A Award 2017 Best EU acquisition, and the 2018 Blockchain Davos Award of Excellence by the Global Blockchain Business Council.

María Pía Aqueveque Jabbaz has served as a member of the Board of Directors since 2022. She is the Executive Managing Director of Maqueveq & Co, an advisory firm dedicated to innovation strategy for digital asset projects, since 2018. She has recently been featured as one of the global TOP 100 Women in the Future in Metaverse & Web3 and Bloomberg Línea named her as one of the Crypto Leaders in Latin America in 2021. Ms. Aqueveque Jabbaz served as board member for the pension fund administrator company AFP Uno (Chile) between November 2018 and February 2021 and as board member of Olidata, a listed IoT company in Italy, between May 2019 and May 2021. She has been an advisor to public and private financial organizations on public policy and the regulation and implementation of digital assets and deep technologies. She has served as a consultant for private banks, multilateral investment banking and governments, including the World Bank, the Presidency of the Republic and the Ministry of Finance of Chile, the Inter-American Development Bank, the Central American Bank for Economic Integration, and many others. She holds an undergraduate degree in Economic and Administrative Sciences from the Pontifical Catholic University of Chile, a Magister in Public Policy from the University of Chile, a Master in FinTech and Financial Innovation from Three Points & Polytechnic University of Catalonia, Spain, and a Diploma in Investments and Financial Markets from the University of Chile. Throughout her career, she has collaborated with research departments of financial and academic organizations such as the Association of Mutual Fund Administrators and INTELIS, Center of the Economics Department of Universidad Chile dedicated to Innovation and Entrepreneurship. María Pía Aqueveque Jabbaz is a recognized international public speaker and contributing author of the book “21st CENTURY FORESIGHT, understanding mega trends and the new globalization to build futures from Strategic Foresight” (“Prospectiva del siglo XXI: Entender las mega-tendencias y la nueva globalización, para construir futuros desde la Prospectiva Estratégica”) published in 2022. Since 2023, she has served as professor of the MBA course “The web 3.0 and metaverse: disruption and prospective in business strategy” of the Pontifical Catholic University of Chile. In 2010 she taught “Industrial Organization” at the Business School of the Adolfo Ibáñez University in Chile. She has also been invited as guest lecturer on Blockchain and Crypto-assets by the University of Bocconi in Italy, the University of San Andrés in Argentina, the EGADE-Monterrey Institute of Technology in México, and the Pontifical Catholic University of Chile among many others. Ms. Aqueveque Jabbaz is a frequent contributor to major media organizations, and she has led the Chilean chapter of the 30% Club since 2019.

David Fergusson has served as a member of the Board of Directors since 2017. He is also a member of the Board of Directors for SEALSQ Corp. Since 2018, he is the Executive Managing Director - M&A for Generational Group, the leading lower middle-market M&A investment banking advisory firm in North America. Based in New York, he also heads the company’s Technology Practice and Cross Border M&A Practice. He has over 35 years of experience in the creation of businesses, the acceleration of corporate growth, and global mergers and acquisitions. Prior to joining Generational Equity, he was most recently the President and CEO of The M&A Advisor, where he led the global think tank for the firm’s constituency of over 350,000 finance industry professionals, from their offices in New York and London. As a partner in cross-border investment firm Paradigm Capital, Mr. Fergusson conducted over 25 acquisitions as an investor. As an M&A advisor, he has managed over 350 transactions. He is a member of the Association of Corporate Growth (ACG) and an advocate for the advancement of the finance industry for which he led the formation of the Emerging Leaders program which is celebrating its 12TH anniversary in 2025. A pioneer in cross border mergers and acquisitions, between the United States and China, he was recognized with the 2017 M&A Leadership Award and the 2019 Lifetime Achievement Award from the China Mergers & Acquisitions Association, and is Co-Chairman of the Global Mergers, Acquisitions & Investment Council. In addition, Mr. Fergusson is the recipient of the Investment Banker of The Year for 2023, awarded by the Global M&A Network and winner of multiple US and Global M&A Transaction of the Year Awards. Mr. Fergusson is a respected speaker on the subjects of financial services, corporate transformation, and technological innovation at leading prominent educational institutions and leadership assemblies including the Vatican, World Economic Forum at Davos, World Bank and the International Monetary Fund; and a contributor to major media organizations including CBS, BBC, NPR, ABC, CNBC, Bloomberg, and Thomson Reuters. Mr. Fergusson is co-author of the bestselling technology book “The TransHuman Code” and the forthcoming multi-media platform “Humanity at The Crossroads – AI, Quantum Computing and The TransHuman Code”. He is also the editor of 5 annual editions of the mergers and acquisitions handbook - “The Best Practices of The Best Dealmakers” series with a readership of more than 500,000 in over 60 countries. Recipient of the 2015 Albert Schweitzer Leadership Award for his work in global youth leadership development, Mr. Fergusson is the former President of Hugh O’Brien Youth Leadership (HOBY), the world’s largest social leadership foundation for high school students. Mr. Fergusson is Canadian and a graduate of Kings Edgehill School and The University of Guelph.

Jean-Philippe Ladisa has served as a member of the Board of Directors since May 2020. Mr. Ladisa has over thirty years’ experience in audit, accounting, financial analysis, corporate/personal taxation, payroll and human resources in Switzerland. Mr. Ladisa joined Fiduciaire Wuarin & Chatton SA, an audit and accounting firm in Switzerland, in 1993, first as a director then as a partner. Mr. Ladisa serves as an expert in auditing, tax reporting, advisory for natural and legal persons, application of conventions to avoid double taxation and business valuation with the Geneva Court. Mr. Ladisa started his career managing audit and accounting mandates of small and medium-sized Swiss companies in the construction, trade and services sectors with BFB Sociétés Fiduciaires in Switzerland from 1982 to 1993. Mr. Ladisa graduated in audit from ExpertSuisse in Switzerland, and as a chartered accountant from the Autorité de Surveillance des Réviseurs in Switzerland.

Philippe Doubre is a co-founder of WISeKey and has served as a member of the Board of Directors since June 2024 and between 1999 and 2022. Mr. Doubre is also the co-founder and Président du Conseil de Fondation of the Organisation Internationale pour la Sécurité des Transactions Electroniques (OISTE), a not-for-profit organization founded in 1998 that promotes digital security and certification of persons and objects. Mr. Doubre serves as vice president and treasurer of the World Trade Point Federation (WTPF), an international non-governmental organization founded in 2000 in partnership with the United Nations Conference on Trade and Development (UNCTAD), which assists small and medium enterprises (SMEs) in over 70 countries worldwide to trade internationally through the use of electronic commerce technologies. Additionally, Mr. Doubre serves as president of the China Hub in Geneva, Switzerland, and a permanent representative of the WTCA organization to the U.N. in Geneva, Switzerland. From 1979 to 2015, Mr. Doubre served as secretary general and then president of the World Trade Centre Geneva, Switzerland, a member of the World Trade Center Association (WTCA). Mr. Doubre served as the co-chairman of the WTCA Committee on Information and Communication, and as a member of the WTCA New York board of directors since 1999. Prior to his role with the WTCA, Mr. Doubre held several senior positions in the banking and finance industry, including vice president and general cashier of American Express Paris, and general manager of the Overseas Development Bank between 1967 and 1970. Mr. Doubre graduated in mathematics from the Collège Saint Barbe in Paris, France.

Philippe D. Monnier has served as a member of the Board of Directors since 2024 and is of Swiss and Mexican nationality. He grew up in Japan, Mexico, and Switzerland and has lived in about 10 countries. His studies include civil engineering (ITESM/Mexico), MBA (Wharton/USA), Board Membership (Harvard/USA), Digital Transformation (MIT/USA) and Circular Economy and Sustainability Strategies (Cambridge, UK). His language skills include six European languages and Japanese. He is also frequently featured in the Swiss and international press. Philippe is an active board member of WISeKey International Holding AG (since 2024), Standa Swiss AG (since 2023) and the Swiss American Chamber of Commerce. He also regularly interviews business and political leaders for various media (since 2024). As President of the Swiss International Society (since 2025) and the Wharton Alumni Club of Switzerland (since 2021), Philippe spearheads the organization of high-level events gathering top politicians, Chairpersons/CEO of leading companies, and Olympic medalists. Main previous positions include: Board Director & Shareholder of WayRay AG (2015-2023); Executive Director (CEO) at “Greater Geneva Bern area” (economic promotion agency of Western Switzerland) (2010-2015); Senior Vice President (in charge of corporate development) at Schindler Management Ltd (Lucerne, Switzerland and other countries) (2003-2010); Co-founder and leader of three e-business start-ups (Switzerland and Japan) (1996-2009); Managing Director at Schindler Lifts (Singapore) Pte Ltd (1995-1996); Management Consultant at McKinsey & Co. (Zurich, Switzerland) (1990-1990).

John O’Hara has served as WISeKey’s Chief Financial Officer and a member of the Board of Directors since July 2024. He is also the Chief Financial Officer and a member of the Board of Directors for SEALSQ Corp. Mr. O’Hara joined WISeKey in 2018 as International Financial Controller. A qualified chartered accountant, Mr. O’Hara has many years of experience in Controllership, Financial Planning and Analysis and Finance Transformation. Prior to joining WISeKey in 2018, Mr. O’Hara worked for Jesuit Worldwide Learning, where he served as the Global Financial Controller. Prior to joining Jesuit Worldwide Learning, Mr. O’Hara spent three years with Deloitte LLP as the Finance Director for their Tax service line. Prior to joining Deloitte, Mr. O’Hara served as the Financial Controller for Marsh and McLennan Companies for seven years. Prior to joining Marsh and McLennan Companies, Mr. O’Hara served as the Group Accountant for Chelsea FC plc for three years. Prior to joining Chelsea FC plc, Mr. O’Hara worked for Grant Thornton LLP in the audit department for six years. In addition to his chartered accountant qualification (FCA) with the Institute of Chartered Accountants in England and Wales (ICAEW), U.K., Mr. O’Hara holds a BA (Hons) in Economics from Durham University, U.K.

Peter Ward has served as a member of the Board of Directors since 2012 and was WISeKey’s Chief Financial Officer between 2012 and June 2024. He is also a member of the board of directors for SEALSQ Corp. Mr. Ward began his tenure with WISeKey in 2008 as Finance Director. From 2005 to 2008, Mr. Ward served as a director and International Finance Director at Isotis International Inc., a manufacturer and distributor of bone and skin transplants. From 1996 to 2004, Mr. Ward served as a director and International Finance Director, then Director Administration and Taxes of Iomega International, a manufacturer and distributor of external computer drives and disks. From 1986 to 1996, Mr. Ward served as Finance Director for Germany, Austria & Switzerland Finance for GE Information Services (GEISCO), based in Cologne, Germany, then Commercial Finance Manager for GE Plastics BV, based in Bergen op Zoom, The Netherlands and Finance Director for Germany, Austria & Switzerland for GE Medical Services AG, based in Frankfurt am Main, Germany at General Electric. From 1973 to 1985, Mr. Ward served as Cost Analyst at Standard Telephones & Cables Ltd, a manufacturer and installer of submarine telephone cables, based in Southampton, United Kingdom, then Finance Accountant for Payot Cosmetics Ltd and Mavala Cosmetics Ltd, manufacturers of cosmetics and nail products respectively, based in Ashford, Kent, United Kingdom, then Financial Controller for Rimmel Cosmetics Germany and ITT Photoproducts, Germany, distributors of cosmetics and photographic equipment respectively, based in Frankfurt am Main, Germany, then Financial Analyst for the Automotive and Sanitary Products Division, based in ITTE HQ in Brussels, Belgium, then Manager Financial Controls for the Telecommunications Division based in ITTE HQ Brussels, Belgium, at ITTE. He holds a B.A. with honors in Business Administration from Wolverhampton University, in Wolverhampton, U.K. and is a qualified Chartered Management Accountant.

Senior Management

Pedro Fuentes Perez serves as WISeKey’s Chief Security Officer. Mr. Fuentes is responsible for the PKI platforms and compliance, ensuring the worldwide accreditation of WISeKey’s certification services, product strategy, leading projects and customer support worldwide. He is a senior specialist in information security and PKI in particular with more than 20 years of active work in these areas as a certified professional (CISM, ISO27000, MSCP and others). Mr. Fuentes joined WISeKey in 2009 to reinforce the eSecurity Business Unet. Prior to joining WISeKey, he worked at Siemens as responsible for the cybersecurity product line for southern Europe, managing key projects for national identity and leveraging eGovernance services through the integration of eSecurity techniques in business processes. Mr. Fuentes obtained a high degree in Computer Science from the Polytechnic University of Valencia, Spain.

David Levinger is a senior aerospace, space, and defense executive with more than 20 years of international experience in satellite systems, launchers, and secure communications. He collaborates with the Swiss Armed Forces on strategic capability development and defense technology initiatives, helping connect institutional stakeholders with advanced industrial partners. As former Head of Business Development for Satellite and Launcher Systems at ArianeGroup, Mr Levinger led global commercial strategy for complex space programs, working closely with major satellite manufacturers and international customers. He managed multicultural teams and contributed to positioning the company within emerging New Space markets. At Airbus Defence and Space, Mr Levinger developed satellite communication solutions for industrial sectors, expanding the company’s footprint in new vertical markets. Earlier in his career, he held senior international leadership roles at Gilat Satellite Networks and Motorola, driving growth across Europe and Asia-Pacific and building long-term partnerships in telecom and satellite infrastructure. Fluent in French, English and Indonesian, Mr Levinger combines technical fluency, geopolitical awareness, and strategic business execution. He is known for translating complex technologies into scalable opportunities and operating effectively in highly regulated, high-stakes environments.

Jonathan Llamas serves as WISeKey’s Vice President DeFi. Mr. Llamas, a serial blockchain entrepreneur and topic expert lecturer at top European Universities, brings nearly two decades of strategic and entrepreneurial experience to WISeKey. He began his career in Investment Banking before shifting into the FinTech space 10 years ago. He has since built multiple platform businesses and led digital strategies for a Swiss Financial Institution. His extensive experience within highly regulated environments brings the level of professionalism and scalability WISeKey is committed to provide to the Web 3.0 industry. Prior to joining WISeKey, Mr. Llamas created a leading blockchain venture studio in Switzerland, which delivered landmark Swiss blockchain projects to Fortune 500 companies and Top European Academics. Mr. Llamas was also the CEO of the VETRI Foundation, a tech company which developed a personal data management platform running on Ethereum and Polygon, and enabled half a million users worldwide to control and monetize their private data. Mr. Llamas holds a master’s degree in finance from the Universidad Complutense of Madrid, Spain, studied Business Administration at the Business School of Stockholm University, Sweden, and received his undergraduate degree from Université Paris 1 La Sorbonne, France.

Loïc Hamon serves as the Chief Operating Officer of SEALSQ USA. Mr. Hamon focuses on forging strategic partnerships and driving adoption of SEALSQ’s security technologies among government agencies and businesses that demand next-generation security solutions and leading SEALSQ’s custom secure semiconductor solutions business, following SEALSQ’s acquisition of IC’Alps. Before joining SEALSQ, Mr. Hamon was the Global Head of Silicon Engineering at Capgemini, where he led the development of a differentiated Silicon Engineering offering and drove business growth from specification to silicon and volume production, by leveraging strategic partnerships within the broader semiconductor and vertical industry ecosystem. Prior to joining Capgemini, Mr. Hamon was the Vice President of Corporate Development and Strategic Marketing at Kalray. Prior to this, Mr. Hamon served as the Vice President of Corporate Development and Communications of Inside Secure, where he also led the NFC business unit. Mr. Hamon began his career at Texas Instruments, where he held various positions. Mr. Hamon also acted as an independent member of the Board of Directors at Secure Silex Insight. He holds a Master’s Degree in Marketing Intelligence from HEC Paris, France, a Master’s Degree in Electrical Engineering from ESIGELEC in Rouen, France, and a Postgraduate Degree in Microelectronics from Paris XI University, France.

Andreas Moreira serves as Chief Innovation Officer. Mr. Moreira is responsible for driving WISeKey’s innovation strategy and digital transformation initiatives, with a focus on cybersecurity, digital identity, and emerging technologies. He oversees initiatives related to the protection of digital identities, the security of connected devices, and the development of advanced technology solutions leveraging blockchain, artificial intelligence, and related technologies. In his role, he works closely with executive management and technology teams to support the evolution of SEALSQ and WISeKey’s products and services and to align innovation efforts with business and security objectives. Mr. Moreira has more than 10 years of experience in technology and cybersecurity within the WISeKey group, during which time he has held roles of increasing responsibility. In these roles, he has contributed to the design and deployment of secure digital platforms and supported activities in complex and regulated environments. He is also involved in industry thought leadership through participation in conferences and professional forums focused on cybersecurity and innovation. Mr. Moreira holds a Bachelor’s degree in Computer Science from Webster University in Geneva, Switzerland, and completed executive management training at IMD in Lausanne, Switzerland.

Nathalie Verjus serves as WISeKey’s Secretary and Financial Planning & Reporting Manager. A qualified chartered accountant, Ms. Verjus has a solid background in compliance and finance, combined with project management and operational experience. Prior to joining WISeKey in 2016, Ms. Verjus worked for Tyco International, where she served as EMEA Controllership Senior Manager, then Finance Transformation Senior Project Manager, before becoming Operational Excellence Lead and Head of a Business Unit. Prior to joining Tyco International, Ms. Verjus spent four years with PricewaterhouseCoopers UK in Audit and Risk Assurance. Prior to joining PricewaterhouseCoopers, Ms. Verjus served as Project Manager and Export Administration Manager for NACCO Industries. In addition to her chartered accountant qualification (FCA) with the Institute of Chartered Accountants in England and Wales (ICAEW), UK, Ms. Verjus holds an MA in International Business Administration for Bournemouth University, UK, and a Master’s in International Business from the EDC Paris Business School in Paris, France.

Bernard Vian serves as General Manager of SEALSQ France. Prior to WISeKey’s acquisition of SEALSQ France SAS, Mr. Vian served as the Executive Vice President of the Secure Transaction Business Division, Vice President of Business Development and Executive Vice President for Secure Payments at INSIDE Secure SA. He came to INSIDE Secure from Gemplus (now renamed GEMALTO) where he served in several positions in Sales Support and Marketing, in Europe and lately in California where he opened the Gemplus North America headquarter and served as Technical Support Director for 5 years. Mr. Vian joined INSIDE Secure’s team in 2002 as Business Development Vice President. He is a graduate of the University of Aix-Marseille, France, with an engineering degree in Electronic Systems.

Conflicts of Interest

Several of WISeKey’s directors and officers may have pre-existing fiduciary obligations to other businesses of which they are directors or officers. See “Item 7.B. Related-Party Transactions—Related-Party Transactions Policy”.

Family Relationship

Carlos Moreira is the father of Andreas Moreira; there are no other family relationships among any of WISeKey’s executive and non-executive directors or members of senior management.

Potential arrangements

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management. However, Carlos Moreira has a significant shareholding in WISeKey as disclosed in Item 7.A. Major Shareholders.

B.Compensation

Compensation of Directors and Senior Management

WISeKey is subject to the Ordinance against Excessive Compensation with respect to Listed Companies issued by the Swiss Federal Council (the “Compensation Ordinance”) and the Directive on Information Relating to the Corporate Governance issued by the SIX (the “Corporate Governance Directive”). The Compensation Ordinance requires a “say on pay” approval mechanism for the compensation of the board of directors and the senior management pursuant to which the shareholders must vote on the compensation of the board of directors and the senior management on an annual basis. Accordingly, the Articles provide that the general meeting of shareholders must, each year, vote separately on the proposals by the board of directors regarding the maximum aggregate amounts of:

●	the total compensation of the board of directors for the next term of office; and
●	the total compensation of the senior management for the period of the next fiscal year.

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

In the year ended December 31, 2025, the aggregate compensation paid to the members of the Board of Directors and senior management for services in all capacities was approximately CHF 11,963,940 ($ 15,108,080 at annual average rate). In the year ended December 31, 2025, the compensation of Carlos Moreira, as the company’s highest paid executive, was approximately CHF 5,785,000 ($ 7,238,343 at annual average rate).

The tables below show the amount of compensation paid and benefits in kind granted to WISeKey’s non-executive and executive directors for the year ended December 31, 2025. Options granted to WISeKey’s non-executive and executive directors in the year ended December 31, 2025 and not yet exercised as at December 31, 2025 are listed in Item 6.E. Share Ownership.

Compensation of the Board of Directors of

WISeKey International Holding AG

for the 12 months ending December 31, 2025

		Board Fee[2]
		settled in
					Other Stock
				Additional	Based	Total
CHF’000 [1]	Function	Cash	Equity	Fees[3]	Compensation[4]	Compensation
María Pía Aqueveque Jabbaz	Board Member	81	—	—	—	81
Philippe Doubre	Board Member, NCC[5] Member	80	100	—	—	180
David Fergusson	Board Member, NCC Chairman, Audit Committee Member	118	26	—	77	221
Jean-Philippe Ladisa	Board Member, Audit Committee Chairman	82	20	—	—	102
Philippe Monnier	Board Member	82	20	—	—	102
Peter Ward[6]	Board Member	81	20	202	696	999
Total Board Members		524	186	202	773	1,685
1	Board members are remunerated in Swiss Francs (CHF).
2

Board fees are paid in a mix of cash and options. The cash fee approved by the Board of Directors as remuneration to Board Members is disclosed in application of the accrual-based principle if not paid as at the end of the reporting period. Compensation in options on WIHN Class B Shares is disclosed in the period it was granted, regardless of whether it relates to Board fees from prior financial periods. The amount shown reflects the fair value of options granted at the date of grant. The options granted were valued using the Black-Scholes method, based on the market price of WIHN Class B Shares at the relevant date. Options are deemed granted in line with US GAAP standards when both parties, WISeKey and the Director, have acknowledged the grant. Per company practice, this is materialized by the signature of the option grant agreement. In 2024, some option grant agreements relating to fiscal years 2022, 2023 and 2024 were not signed by Directors. As such they are not deemed granted, they are not accounted for in the financial statements of fiscal year 2024 and are not included in the above table. The recognition of the compensation in options on a grant-basis as opposed to an accrual-based principle may generate differences between the amount of Board fees earned in a fiscal period and the amount of Board fees actually paid in respect of that period, at a later stage. The amount of Board fees includes employer social charges paid by WISeKey in relation to the cash fee and any exercise of options.

3

Additional fees relate to services other than Board duties rendered to the WISeKey. This includes the additional cash compensation received by certain directors who are also members of the Board of SEALSQ, and the payment of Peter Ward’s holiday allowance accrued up until his resignation in June 2024 and the payment of which is spread over 4 years.

4

Other stock-based compensation refers to stock-based compensation for services other than Board services. This includes the additional compensation received by certain directors who are also members of the Board of SEALSQ Corp, a subsidiary of WISeKey. The amount shown reflects the fair value of options granted in line with US GAAP standards at the date of grant. The options granted were valued using the Black-Scholes method, using the market price of the underlying share at the relevant date. Options are deemed granted in line with US GAAP standards when both parties, WISeKey and the Director, have acknowledged the grant. Per company practice, this is materialized by the signature of the option grant agreement.

5	Nomination & Compensation Committee
6	Mr. Ward’s Other Stock Based Compensation includes an expense of $871,500 corresponding to options granted to Mr. Ward in relation to his performance as CFO of SEALSQ in 2023.

Compensation of the Executive Management of

WISeKey International Holding AG

for the 12 months ending December 31, 2025

		Base	Annual	Additional	Stock Based	Other	Total
CHF’000 [1]	Function	Salary[2]	Incentive	Fees[3]	Compensation[4]	Compensation[5]	Compensation
Highest Paid Executive
Carlos Moreira	Chairman of the Board, Chief Executive Officer	1,158	768	—	3,253	606	5,785
Other Members		490	328	—	673	254	1,745
Total Executive Management		1,648	1,096	—	3,926	860	7,530

1The executive management members are remunerated in Swiss Francs (CHF).

2Base salary includes employee social security costs.

3Additional Fees include fees paid for special services rendered to the WISeKey.

4The amount shown reflects the fair value of options granted at the date of grant. The options granted are valued using the Black-Scholes method at the grant date, using the market price of the underlying share at the relevant date. In 2025, Stock Based Compensation relates to options on ordinary shares of SEALSQ Corp. In 2025, the full stock-based compensation of CHF 3,926 thousands related to options granted in relation to the executive management’s performance in 2023 and 2024. No equity stock options were granted in relation to the Executive Management compensation approved and voted for the fiscal year 2025. The grant of the equity stock options due in relation to fiscal year 2025 will be effected in 2026, in addition to the grant of equity stock options approved and voted for fiscal year 2026.

5Other compensation includes pension contributions and employer social charges paid by the WISeKey.

Disclosure of the amount set aside by WISeKey to provide pension, retirement or similar benefits to members of its Board of Directors or executive officers is not required in Switzerland and is not otherwise disclosed by WISeKey.

Disclosure of compensation to WISeKey’s senior management is not required in Switzerland and is not otherwise publicly disclosed by WISeKey.

Annual Incentive Plan

Compensation for WISeKey’s executive directors and senior management includes a bonus. WISeKey’s annual incentive plan is designed to encourage management to achieve pre-established performance goals, both short-term and long-term.

The annual incentive plan for WISeKey’s executive directors is approved by its nomination and compensation committee which then submits it for approval by its Board of Directors. It is included in the total compensation that the shareholders must vote on, on an annual basis, as described above.

Share-based Compensation

WISeKey maintains an Employee Stock Option Plan (“ESOP”) for the benefit of its directors, employees and consultants. Options issued under the ESOP to WISeKey’s directors for compensation entitle the participant to WISeKey Class B Shares or WISeKey Class A Shares at the ratio of 1:1, at an exercise price equal to the nominal value of WISeKey Class B Shares and WISeKey Class A Shares at the date of grant (i.e., respectively, CHF 0.10 and CHF 0.01 after the Reverse Split and CHF 2.50 and CHF 0.25 before the Reverse Split) with immediate vesting and expiring on the seventh anniversary of the grant date. Each grant is subject to the approval of the Board of Directors who may, in line with the terms and conditions of the ESOP, amend the terms of the grant.

C.Board Practices

The Articles provide that the Board of Directors consists of a minimum of three and a maximum of 12 directors. The Board of Directors currently consists of eight members. Each director is elected for a one-year term. The current members of the Board of Directors were elected at an annual shareholders’ meeting held on June 27, 2025 to serve until WISeKey’s next annual general shareholders meeting and until their successors are elected at such next annual general meeting. Please also refer to Item 6.A. Directors and Senior Management above for further details regarding the periods of service of each of WISeKey’s current directors and senior managers.

Other than with respect to WISeKey’s directors that are also executive officers, WISeKey does not have written agreements with any director providing for benefits upon the termination of his or her engagement with WISeKey.

As a foreign private issuer, WISeKey is permitted to follow certain home country corporate governance practices instead of those otherwise required under NASDAQ’s rules for domestic U.S. issuers, provided that WISeKey discloses which requirements it is not following and describe the equivalent home country requirement.

Board Independence

Currently, 5 of WISeKey’s 8 directors, María Pía Aqueveque Jabbaz, Philippe Doubre, Philippe Monnier, David Fergusson, and Jean-Philippe Ladisa, are considered “independent” under the NASDAQ rules, therefore WISeKey currently complies with NASDAQ Listing Rule 5605 (b)(1) which requires an issuer to maintain a majority of independent directors. WISeKey notes that Swiss law does not require an issuer to maintain a majority of independent directors, so it may not have a majority of independent directors in the future. Under the Swiss Code of Best Practice for Corporate Governance (the “Swiss Code”), which is a non-binding set of corporate governance recommendations issued by economiesuisse and addressed to Swiss public companies, the majority of the board of directors is recommended to be independent. Members of the board of directors are considered independent under the Swiss Code if they are non-executive members of the Board of Directors who have never been a member of WISeKey’s executive management, or who were not members of WISeKey’s executive management during the preceding three years, and who have no or only comparatively minor business relations with WISeKey. The Swiss Code is not binding and follows a “comply or explain” principle. We are not subject to NASDAQ Listing Rule 5605 (b)(2) that requires that independent directors must have regularly scheduled meetings at which only independent directors are present.

Board Committees

The Board of Directors has established an audit committee, a nomination and compensation committee, and a strategy committee.

Audit Committee

The Audit Committee consists of Jean-Philippe Ladisa (Chairman) and David Fergusson. The Audit Committee currently consists of only two members. Swiss statutory law does not require a specific number of Audit Committee members and therefore WISeKey’s practice varies from NASDAQ Listing Rule 5605(c)(2) which requires an Audit Committee of at least three members. The audit committee consists exclusively of members of the Board of Directors who are financially literate. The Board of Directors has determined that all members of the Audit Committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and under the rules of NASDAQ. The members of the audit committee are appointed by the Board of Directors. The Audit Committee has a charter that complies with Swiss law but does not fully comply with the requirements of NASDAQ Listing Rule 5605(c)(1).

The Audit Committee is responsible for, among other things:

●	overseeing WISeKey’s accounting and financial reporting processes and the audits of its financial statements;
●	the compensation, retention and oversight of the work of WISeKey’s independent registered public accounting firm and statutory auditors who are appointed by the shareholders pursuant to Swiss corporate law;
●	WISeKey’s accounting policies, financial reporting and disclosure controls and procedures;

●	the quality, adequacy and scope of external audit;
●	WISeKey’s accounting compliance with financial reporting requirements; and
●	the management’s approach to internal controls with respect to the production and integrity of the financial statements and disclosure of WISeKey’s financial performance.

Nomination and Compensation Committee

WISeKey’s Nomination and Compensation Committee consists of David Fergusson (Chairman), Philippe Doubre and Jean-Philippe Ladisa. The Board of Directors has determined that each of the members of the Nomination and Compensation Committee is independent under NASDAQ’s listing standards. WISeKey follows its home country standards with respect to the responsibilities of its Nomination and Compensation Committee. The Board of Directors has adopted a charter for the Nomination and Compensation Committee that complies with Swiss law but, which does not, however, fully comply with the requirements of NASDAQ Listing Rules 5605(d)(1) and (d)(3). Thus, the Nomination and Compensation Committee practice varies from the requirements of NASDAQ Listing Rules 5605(d)(1) and (d)(3).

The primary purpose of WISeKey’s Nomination and Compensation Committee is to discharge the Board of Directors’ responsibilities to oversee its compensation policies, plans and programs, and to review and determine the compensation to be paid to its executive officers, directors and other senior management, as appropriate. WISeKey is subject to the statutory provisions on excessive compensation in listed companies included in the Swiss Code of Obligations (the “CO”), some of which are also known as the “say-on-pay” rules. As a result of the say-on-pay rules, the members of the nomination and compensation committee must be elected by WISeKey’s shareholders at the annual general meeting for a one-year term and the aggregate compensation of the Board of Directors and executive officers must also be approved by WISeKey’s shareholders. Pursuant to the CO, all members of a Nomination and Compensation Committee must be independent.

The Nomination and Compensation Committee is responsible, among other things to:

●	review and recommend to the Board of Directors the compensation of WISeKey’s directors based on the aggregate compensation approved by its shareholders;
●	review and approve, or recommend that the Board of Directors approve, the terms of compensatory arrangements with WISeKey’s executive officers;
●	review and approve, or recommend that the Board of Directors approve, incentive compensation and equity plans, and any other compensatory arrangements for WISeKey’s executive officers and other senior management, as appropriate;
●	identify, evaluate and select, or recommend that the Board of Directors approve, nominees for election to the Board of Directors and new members of the executive management and their terms of employment; and
●	consider and make recommendations to the Board of Directors regarding the composition of the committees of the Board of Directors.

Strategy Committee

Our Strategy Committee currently consists of two members of the Board of Directors: Carlos Moreira (Chairman) and John O’Hara. The Strategy Committee advises the Board of Directors on all strategic matters, including acquisitions, divestments, joint ventures, restructurings and similar matters. The Strategy Committee continuously reviews WISeKey’s strategic direction and assesses the impact of changes in the environment on WISeKey. The members of the Strategy Committee are appointed by the Board of Directors.

Quorum requirements

In accordance with Swiss law and generally accepted business practices, the Articles do not provide for quorum requirements generally applicable to general meeting of shareholders. WISeKey’s practice varies from NASDAQ Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

Solicitation of proxies

The Articles provide for an independent proxy holder elected by the shareholders at a general meeting of shareholders and prohibit, in accordance with Swiss law, the institutional representation of shareholders by WISeKey’s corporate representatives at a general meeting of shareholders. WISeKey must submit to shareholders an invitation to the general meeting twenty calendar days prior to the general meeting date, indicate in such invitation the items on the agenda of the general meeting and provide together therewith other relevant documents for the general meeting, such as WISeKey’s annual report, the meeting admission card and the proxy card. However, Swiss law does not have a regulatory regime for the solicitation of proxies and thus, its practice varies from NASDAQ Listing Rule 5620(b) that sets forth certain requirements regarding the solicitation of proxies.

Shareholder approval

Under Swiss law, WISeKey is not generally required to obtain shareholder approval for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control and certain private placements. While Swiss law does broadly require WISeKey to obtain shareholder approval for any issuance of new shares, irrespective of the relevant event, Swiss law permits WISeKey to rely in certain circumstances on a share issuance pre-authorization of shareholders granted to the Board of Directors prior to the occurrence of events of the aforementioned nature. Further, WISeKey has, in accordance with Swiss law, opted out from the statutory requirement that an acquirer of voting rights attached to its shares exceeding 33 1/3% - the relevant “change of control” threshold under Swiss law for public companies – submit a mandatory public takeover offer to WISeKey’s shareholders. To some extent, WISeKey’s practice therefore varies from the requirements of NASDAQ Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

Third party compensation

Swiss law does not require that WISeKey disclose information regarding third party compensation of WISeKey’s directors or director nominees, except where, in each case with respect to serving directors, such compensation directly or indirectly affects (potential) assets of WISeKey or one of its subsidiaries, or where because of the third party compensation a risk of conflicts of interest or dependency of the director on such third party exists. As a result, WISeKey’s practice varies from the third-party compensation requirements of NASDAQ Listing Rule 5250(b)(3).

Related party transactions

The Board of Directors, or a committee of the Board of Directors composed of directors not subject to the potential conflict, is required to conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis.

Voting Rights

WISeKey does not have the authority to disparately reduce or restrict the voting rights of existing stockholders of its listed common stock (Class B Shares), including by issuing (a) stock with voting rights that are superior to those of outstanding listed common stock or (b) stock with voting rights that are inferior to those of outstanding listed common stock through an exchange offer, except where the general meeting of shareholders resolves, with a majority of two-thirds of voting rights associated with the shares, and the absolute majority of the par value of the shares, in each case as represented at the general meeting of shareholders, on the issuance of privileged voting rights stock, including as part of a separate class of stock.

Code of Conduct

WISeKey has followed Swiss law which does not require a company to have a Code of Conduct applicable to all directors, officers and employees. As a result, WISeKey’s practice varies from NASDAQ Listing Rule 5610 which requires a publicly available Code of Conduct. WISeKey does, however, expect ethical behavior from all of WISeKey’s directors, officers and employees.

D.Employees

As at December 31, 2025, WISeKey had 202 employees, of which 33 were located in Switzerland and 160 were located in France. The following table shows the breakdown of WISeKey’s workforce of employees and contractors by category of activity as at the dates indicated:

Headcount breakdown	As at December 31,
Area of Activity	2025	2024	2023
Cost of sales	13	6	6
Research and development	116	47	41
Selling and marketing	28	26	26
General and administrative	45	30	29
Total	202	109	102

With respect to French employees, French labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. French labor laws also impose the creation of a worker’s council for companies employing 50 people or more. There are no employees of SEALSQ France SAS or IC’Alps representing labor unions at the workers’ council.

WISeKey has never experienced any labor-related work stoppages or strikes and believe WISeKey’s relationships with its employees and independent contractors are agreeable.

E.Share Ownership

See Item 7.A. Major Shareholders for a list of beneficial ownership of WISeKey’s shares as at December 31, 2025.

The table below shows the beneficial share ownership of the persons listed in above subsection 6.A, including any shareholding by their related parties.

	As at April 30, 2026
						Number of	Number of
						options on	options on
	Number of	Percentage	Number of		Percentage	Class A	Class B
	Class A	of Class A	Class B		of Class B	Shares	Shares
Name	Shares held	Shares(1)	Shares held		Shares(1)	held(2)	held(2)
Non-Executive Directors
María Pía Aqueveque Jabbaz	—	—	—		—	—	5,922
Philippe Doubre	—	—	—		—	—	—
David Fergusson	—	—	*		*	—	27,149
Jean-Philippe Ladisa	—	—	*		*	—	35,514
Philippe Monnier	—	—	*		*	—	2,847
Peter Ward	*	*	*		*	174,540	83,051

Executive Directors
Carlos Moreira	1,593,461	99.5	94,031	(3)	2.3	218,180	68,225
John O’Hara	—	—	*		*	—	4,000

Senior Management
Pedro Fuentes Perez	—	—	2,469		0.1	—	—
Loïc Hamon	—	—	—		—	—	—
David Levinger	—	—	—		—	—	—
Jonathan Llamas	—	—	—		—	—	—
Andreas Moreira	—	—	880		0.0	—	440	(4)
Nathalie Verjus	—	—	—		—	—	—
Bernard Vian	—	—	—		—	—	—

*     Shareholding less than one percent of the class of shares and that has not been disclosed to shareholders or otherwise made public.

(1)	Based on the total number of fully paid-in outstanding shares, in line with WISeKey’s share capital registered with the commercial register of the Canton of Zug as at December 31, 2025.
(2)	Each option giving right to one share upon exercise.
(3)	Includes 24,000 ADSs held by Mr. Moreira.
(4)	Includes 440 options held by an immediate family member.

The terms of the options fully granted and held by directors and senior management are described in the following table:

	Number of	Number of
	options on Class	options on Class		Exercise price	Date of grant	Expiration date of
Name	A Shares held(1)	B Shares held(1)		of option	per U.S. GAAP	options
Non-Executive Directors
María Pía Aqueveque Jabbaz	—	4,277		CHF 2.50	December 14, 2022	December 13, 2029
María Pía Aqueveque Jabbaz	—	1,645		CHF 2.50	May 31, 2023	May 30, 2030
David Fergusson	—	364		CHF 2.50	December 25, 2019	December 23, 2026
David Fergusson	—	107		CHF 2.50	June 10, 2020	April 23, 2027
David Fergusson	—	132		CHF 2.50	September 4, 2020	August 23, 2027
David Fergusson	—	191		CHF 2.50	December 24, 2020	November 16, 2027
David Fergusson	—	255		CHF 2.50	December 24, 2020	December 23, 2027
David Fergusson	—	119		CHF 2.50	March 17, 2022	May 4, 2028
David Fergusson	—	125		CHF 2.50	March 17, 2022	August 9, 2028
David Fergusson	—	161		CHF 2.50	March 17, 2022	October 18, 2028
David Fergusson	—	205		CHF 2.50	March 17, 2022	December 12, 2028
David Fergusson	—	5,370		CHF 2.50	February 24, 2024	December 13, 2029
David Fergusson	—	1,645		CHF 2.50	February 24, 2024	May 30, 2030
David Fergusson	—	11,243		CHF 2.50	February 29, 2024	January 31, 2031
David Fergusson	—	4,385		CHF 2.50	June 2, 2024	May 29, 2031
David Fergusson	—	2,847		CHF 0.10	May 17, 2025	May 1, 2032
Jean-Philippe Ladisa	—	5,370		CHF 2.50	January 26, 2023	December 13, 2029
Jean-Philippe Ladisa	—	11,243		CHF 2.50	February 2, 2024	January 31, 2031
Jean-Philippe Ladisa	—	1,645		CHF 2.50	May 2, 2024	May 30, 2030
Jean-Philippe Ladisa	—	4,385		CHF 2.50	May 31, 2024	May 29, 2031
Jean-Philippe Ladisa	—	5,202		CHF 0.10	July 5, 2024	July 3, 2031
Jean-Philippe Ladisa	—	4,822		CHF 0.10	October 25, 2024	October 23, 2031
Jean-Philippe Ladisa	—	2,847		CHF 0.10	May 5, 2025	May 1, 2032
Philippe Monnier	—	2,847		CHF 0.10	May 5, 2025	May 1, 2032
Peter Ward	—	11,468		CHF 2.50	September 27, 2019	September 26, 2026
Peter Ward	—	22,546		CHF 2.50	November 25, 2021	November 24, 2028
Peter Ward	174,540	—		CHF 0.25	November 25, 2021	November 24, 2028
Peter Ward	—	29,368		CHF 2.50	December 14, 2022	December 13, 2029
Peter Ward	—	4,822		CHF 0.10	October 28, 2024	October 23, 2031
Peter Ward	—	12,000		CHF 0.10	December 18, 2024	December 17, 2031
Peter Ward	—	2,847		CHF 0.10	May 5, 2025	May 1, 2032

Executive Directors

Carlos Moreira	—	11,515		CHF 2.50	November 25, 2021	November 24, 2028
Carlos Moreira	218,180	—		CHF 0.25	November 25, 2021	November 24, 2028
Carlos Moreira		36,710		CHF 2.50	December 14, 2022	December 13, 2029
Carlos Moreira	—	20,000		CHF 0.10	December 18, 2024	December 17, 2031
John O’Hara	—	4,000		CHF 0.10	December 18, 2024	December 17, 2031

Senior Management
Andreas Moreira	—	440	(2)	CHF 2.50	September 27, 2019	September 26, 2026
(1)	Each option giving right to one Class B Share upon exercise.
(2)	Includes 440 options on Class B Shares held by immediate family members.

Each Class A Share and each Class B Share give their respective owner one voting right.

Summary of Stock Plans

Employee Share Option Plan

WISeKey has the WISeKey Employee Share Option Plan in place, last amended on November 24, 2021 (the “WISeKey Share Ownership Plan”). The WISeKey Share Ownership Plan was originally adopted by WISeKey SA on January 1, 2012, as a continuation of the existing Stock Option Plans approved on December 31, 2007 and December 31, 2011, respectively, and, upon the listing of the Class B Shares on the SIX, amended to reflect the fact that WISeKey International Holding AG is the ultimate parent of the WISeKey Group.

Administration

The Board of Directors administers the WISeKey Share Ownership Plan and has full power to construe and interpret the WISeKey Share Ownership Plan, establish and amend rules and regulations for the administration thereof, and perform all other actions relating thereto. Under the WISeKey Share Ownership Plan, the members of the Board of Directors and executive management as well as other employees, advisors, consultants and other persons providing services to WISeKey (the “Participants”) may be granted options that entitle the respective Participant to receive a certain number of Class B Shares or Class A Shares.

Subject in particular to the limitations which may be determined from time to time by the Board of Directors, options granted to Participants shall vest gradually on a straight-line basis over a period of three years from the grant date, provided, however, that the Participant may not exercise any options during the first year of employment or contractual relationship. The Board of Directors may set shorter vesting periods for any Participant. The exercise period shall be seven years. Subject to certain exceptions, upon termination of the employment or contractual relationship between WISeKey or any of its subsidiaries or by the Participant, all options that are not vested held by the Participant shall be immediately forfeited without value, while vested options may be exercised by the Participant pursuant to the WISeKey Share Ownership Plan during a period of thirty days after the end of the employment or contractual relationship. The board of directors may grant options to employees, members of management and consultants, whose terms and conditions deviate from the WISeKey Share Ownership Plan.

Authorized Shares

As at December 31, 2025, the maximum number of WISeKey’s Class B Shares that may be issued to employees and board members out of its conditional capital under the WISeKey Share Ownership Plan is 400,000 Class B Shares and 400,000 Class A Shares, based on the share capital of WISeKey registered with the commercial register of the Canton of Zug as at December 31, 2025.

Under the current plan, as at December 31, 2025, WISeKey had a total number of 289,247 options on Class B Shares outstanding, vested and non-vested, each of which entitles the respective Participant to receive an equal number of Class B Shares. Of these options, 4,199 have been granted to WISeKey’s advisors and 285,048 to its employees, contractors or board members. Under the current plan, as at December 31, 2025, WISeKey also had a total number of 392,720 options on Class A Shares outstanding, all vested and granted to employees and board members, each of which entitles the respective Participant to receive an equal number of Class A Shares. As of December 31, 2025, 7,741 options on Class B Shares and nil option on Class A Shares issued to employees and board members had been exercised out of its conditional capital under the WISeKey Share Ownership Plan but not yet registered with the commercial register of the Canton of Zug as at December 31, 2025.

Plan Amendment or Termination

WISeKey’s Board of Directors has the authority to amend, suspend, or terminate the WISeKey Share Ownership Plan, provided that such action does not materially impair the existing rights of any Participant without such Participant’s written consent.

For further information on the compensation of WISeKey’s directors and executive officers, see Item 6.B. Compensation and for further information on its shareholders and related party transactions policy, see Item 7. Major Shareholders and Related Party Transactions.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of WISeKey’s Class A and Class B Shares as at April 23, 2026 for each beneficial owner of 3% or more of WISeKey’s Class A and Class B Shares in line with the Swiss Financial Market Infrastructure Act (“FMIA”) and the rules and regulations promulgated thereunder.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares issuable upon the exercise of options, warrants or other rights that are immediately exercisable or exercisable within 60 days of April 23, 2026. Percentage ownership calculations for each beneficial owner are based on 1,600,880 fully-paid and outstanding Class A Shares and 4,088,287 fully-paid and outstanding Class B Shares, as issued as at April 23, 2026, increased by the shares issuable to such beneficial owner within 60 days of April 23, 2026.

					Total % of	Total % of
					Outstanding	Outstanding
	Total Class A		Total Class B		Class A	Class B	% Voting
Name of beneficial owner	Shares		Shares		Shares(1)	Shares(1)	Power(2)
Carlos Moreira	1,811,641	[3]	162,256	[3]	99.6	4.0	33.3
(1)	Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares as issued as at April 23, 2026, increased, for each beneficial owner, by the shares issuable to such beneficial owner within 60 days of April 23, 2026.
(2)	Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares as issued as at April 23, 2026, increased, for each beneficial owner, by the shares issuable to such beneficial owner within 60 days of April 23, 2026, less 56,508 Class B shares held as treasury shares as at April 23, 2026.
(3)	The Total Class A Shares includes 218,180 options on Class A Shares held directly by Carlos Moreira. The Total Class B Shares includes 68,225 options on Class B Shares held directly by Carlos Moreira. The options are immediately exercisable, subject to the holder not being in a restricted period. Each option on Class A Shares gives the holder the right to acquire one Class A share. Each option on Class B Shares gives the holder the right to acquire one Class B share. If Mr. Moreira were to convert all of his Class A Shares into Class B Shares assuming a conversion ratio of 10:1, he would beneficially own 343,420 Class B Shares, which would be 7.9% of the total percentage of outstanding Class B Shares increased by the 181,164 Class B Shares that would result from the conversion of Mr. Moreira’s Class A Shares and options on Class A Shares, and the 68,225 Class B Shares that would result from the conversion of the options held by Mr. Moreira, and 6.0% of the voting power based on the total number of fully paid-in outstanding Class A Shares and Class B Shares as issued as at April 23, 2026, increased by the 181,164 Class B Shares that would result from the conversion of Mr. Moreira’s Class A Shares and the 68,225 B Shares that would result from the conversion of the options held by Mr. Moreira, less 56,508 Class B shares held as treasury shares as at April 23, 2026.

Regarding significant changes in the percentage ownership held by any major shareholders during the past three years, on incorporation in November 2015, WISeKey’s Chairman and CEO, Carlos Moreira contributed the full capital amount and was therefore the sole owner of the 10,000,000 Class A shares created in WISeKey. On March 2, 2016, Mr. Moreira contributed his shares in WiseTrust SA to WISeKey in consideration for WISeKey’s issuance to him of 30,021,988 Class A Shares, which brought his total shareholding in WISeKey to 40,021,988 Class A Shares. As a result, prior to the reverse acquisition on March 22, 2016 whereby WISeKey International Holding AG acquired the operations of WISeKey SA, Carlos Moreira held 100% of the share capital and voting rights of the ‘empty shell’ company WISeKey International Holding Ltd consisting of 40,021,988 Class A Shares. With the reverse acquisition, Carlos Moreira converted his shareholding in WISeKey SA into WISeKey International Holding Ltd Class B Shares at the same terms and conditions of exchange offered to all WISeKey SA shareholders, which increased his shareholding in WISeKey by 160,700 Class B Shares representing 1.2% of outstanding Class B Shares and bringing his voting rights to 74.3% as at March 22, 2016. Then upon the listing of WISeKey on March 31, 2016, Carlos Moreira entered into a lock-up agreement with several shareholders of Class B Shares whereby Mr. Moreira exchanged 11,421,320 of his Class A Shares for 2,284,264 Class B Shares corresponding to a ratio of 5:1. This brought Mr. Moreira’s holding respectively to 71.5% of outstanding Class A Shares and 16.6% of outstanding Class B Shares, and his voting right to 56.8%, after the listing, as at March 31, 2016. Simultaneously, each of the holders of Class A Shares entered into an agreement with WISeKey, according to which such shareholder had given an undertaking not to sell or otherwise dispose of the Class A Shares. During the year 2017, Mr. Moreira carried out another exchange of 1,956,602 Class B Shares for 9,783,015 Class A Shares, bringing his ownership to 95.9% of outstanding Class A Shares and 2.0% of outstanding Class B Shares, and his voting right to 60.2% as at December 31, 2017. In 2018, a combination of exchange of Class B Shares for Class A Shares and sale of Class B shares to WISeKey as debt repayment changed Mr. Moreira’s shareholding to 38,508,733 Class A Shares and 259,995 Class B Shares, respectively 96.2% of outstanding Class A Shares and 0.9% of outstanding Class B Shares. In 2019, Mr. Moreira was granted 693,184 options on Class B Shares under the company’s ESOP. In 2020, Mr. Moreira exercised the 693,184 ESOP options on Class B Shares he was granted in 2019. In 2021, Mr. Moreira carried out two exchanges of a total of 265,556 Class B Shares for 1,327,780 Class A Shares, and was granted 5,454,500 options on Class A Shares and 575,765 options on Class B Shares under the company’s ESOP. In 2022, Mr. Moreira purchased 600,000 Class B Shares (including 10,000 ADSs equivalent to 100,000 Class B Shares) and was granted 1,835,506 options on Class B Shares under the company’s ESOP, bringing his ownership (excluding unexercised options) to 99.5% of outstanding Class A Shares and 1.3% of outstanding Class B Shares, and his voting right to 29.4% as at December 31, 2022. On June 22, 2023, WISeKey’s shareholders approved the Board of Directors’ proposals to effect a 50:1 reverse stock split with respect to Class B Shares and a 25:1 reverse stock split with respect to the Class A Shares (the “Reverse Stock Split”). Additionally, in 2023, Mr. Moreira purchased 40,802 Class B Shares (including 20,000 ADSs equivalent to 10,000 Class B Shares), bringing his ownership (excluding unexercised options) to 99.5% of outstanding Class A Shares and 2.0% of outstanding Class B Shares, and his voting right to 33.9% as at December 31, 2023. In 2024, Mr. Moreira was granted 20,000 options on Class B Shares under the company’s ESOP and purchased 27,477 Class B Shares, bringing his ownership (excluding unexercised options) to 99.5% of outstanding Class A Shares and 2.9% of outstanding Class B Shares, and his voting right to 34.5% as at December 31, 2024. In 2025, Mr. Moreira was granted 20,000 options on Class B Shares under the company’s ESOP and purchased 27,477 Class B Shares, bringing his ownership (excluding unexercised options) to 99.5% of outstanding Class A Shares and 2.9% of outstanding Class B Shares, and his voting right to 34.5% as at December 31, 2025.

Our major shareholders do not have different voting rights than other shareholders of the same class of shares.

As at December 31, 2025, based on the list of registered shareholders, there were 4 record holders of WISeKey’s Class B Shares showing as residing in the U.S., holding 2,420,625 of WISeKey’s Class B Shares, representing approximately 60% of WISeKey’s outstanding Class B Shares as at December 31, 2025. This includes 2,415,262 Class B Shares held under the name of The Bank of New York Mellon, the U.S. depositary bank for WISeKey’s ADSs, for which WISeKey has no information on the country of residency of the beneficial owners of such ADSs.

WISeKey is not aware of any arrangement that may, at a subsequent date, result in a change of its control.

B.Related Party Transactions

Group subsidiaries

The table below includes a brief description of the WISeKey Group subsidiaries:

	Country of	Year of		% ownership as at	% ownership as at
Group Company Name	incorporation	incorporation	Share Capital	December 31, 2025	December 31, 2024	Nature of business
WISeKey SA	Switzerland	1999	CHF 933,436	95.75%	95.75%	Main operating company. Sales and R&D services
SEALSQ France SAS*	France	2010	EUR 1,473,162	6.78%	12.55%	Chip manufacturing, sales & distribution
WiseTrust SA	Switzerland	1999	CHF 680,000	100%	100%	Non-operating investment company
WISeKey ELA SL	Spain	2006	EUR 4,000,000	95.75%	95.75%	Sales & support
WISeKey SAARC Ltd	U.K.	2016	GBP 100,000	51%	51%	Non trading
WISeKey USA Inc[1]	U.S.A.	2006	USD 6,500	95.75%	95.75%	Sales & support
WISeKey India Private Ltd[2]	India	2016	INR 1,000,000	45.9%	45.9%	Sales & support
SEALSQ Japan KK3*	Japan	2017	JPY 1,000,000	6.78%	12.55%	Sales & distribution
SEALSQ France, Taiwan Branch4*	Taiwan	2017	TWD 100,000	6.78%	12.55%	Sales & distribution branch
WISeCoin AG	Switzerland	2018	CHF 100,000	90%	90%	Sales & distribution
WISeKey Equities AG	Switzerland	2018	CHF 100,000	100%	100%	Financing, Sales & distribution
WISeKey Semiconductors GmbH	Germany	2019	EUR 25,000	100%	100%	Sales & distribution
WISeKey Arabia - Information Technology Ltd	Saudi Arabia	2019	SAR 200,000	51%	51%	Sales & distribution
WISe.ART AG	Switzerland	2020	CHF 114,286	87.5%	87.5%	Sales & distribution
WISeKey Vietnam Ltd	Vietnam	2021	VND 689,400,000	95.75%	95.75%	R&D
SEALSQ Corp*	British Virgin Islands	2022	USD 229,453	6.78%	12.55%	Sales & support
WISeKey (Gibraltar) Limited	Gibraltar	2022	GBP 100	100%	100%	Sales & support
WISeSat.Space AG	Switzerland	2023	CHF 100,000	92.47%	100%	Sales & distribution
SEALSQ USA Ltd*	U.S.A.	2024	USD -	6.78%	100%	Sales & support
SEALCOIN AG	Switzerland	2024	CHF 133,333	75%	100%	Sales & distribution
WISeKey International Corp.	British Virgin Islands	2025	USD -	100%	—	Non trading
WISeSat.Space Corp.	British Virgin Islands	2025	USD -	92.47%	—	Non trading
IC’Alps SAS*	France	2025	EUR 1,100,000	6.78%	—	Custom ASIC design services
QAIT Corp.	British Virgin Islands	2025	USD -	100%	—	Non trading
Trust Protocol Association	Switzerland	2019	CHF -	100%	100%	Association cofounded by WISeKey Equities AG involved in Internet security

1 50% owned by WISeKey SA and 50% owned by WiseTrust SA.

2 88% owned by WISeKey SAARC which is controlled by WISeKey International Holding Ltd.

3 Formerly WISeKey IoT Japan KK.

4 Formerly WISeKey IoT Taiwan.

*The WISeKey Group holds over 50% of the voting rights of SEALSQ Corp and management has assessed that the Group controls SEALSQ Corp. As a result, SEALSQ Corp and its subsidiaries have been consolidated into the WISeKey Group’s condensed consolidated financial statements.

Spin-Off Of SEALSQ Corp and Related Transactions

On April 27, 2023, WISeKey’s shareholders approved the partial spin-off of the WISeKey’s IoT Semiconductors Vertical into a publicly traded company, SEALSQ, which was completed through the distribution of 20% of the ordinary share capital of SEALSQ to the shareholders of WISeKey on May 23, 2023.

On April 1, 2019, SEALSQ entered into a loan agreement with WISeCoin AG, an affiliate of WISeKey, pursuant to which WISeCoin AG commits to loan EUR 250,000 to SEALSQ, at an interest rate of 3% per annum, amended to 2.5% on November 3, 2022 (the “WISeCoin Euro Loan”). The loan has no maturity date.

On October 1, 2019, SEALSQ entered into a loan agreement with WISeCoin AG pursuant to which WISeCoin AG commits to loan USD 2,750,000 to SEALSQ, at an interest rate of 3% per annum, amended to 2.5% on November 3, 2022 (the “WISeCoin USD Loan”). The loan has no maturity date.

On April 1, 2021, SEALSQ entered into a Debt Remission Agreement (the “Debt Remission”) with WISeKey pursuant to which an outstanding amount of EUR 5 million (USD 5,871,714 at historical rate) owed to WISeKey was remitted without any compensation from SEALSQ. Per the terms of the Debt Remission, WISeKey will have the right to reinstate the debt and ask for repayment in fiscal years when SEALSQ France SAS achieves a positive income before income tax expense, in an amount calculated based on the income before income tax expense and as agreed by the parties. As such, because of the repayment clause, the loan amount covered by the Debt Remission continues to be shown as noncurrent liabilities included in the line Indebtedness to related parties, noncurrent. The outstanding amount under the Debt Remission is revalued at each period end at the applicable closing rate.

On January 1, 2023, SEALSQ and WISeKey consolidated all outstanding loan agreements and entered into a new loan agreement (the “New Loan”). Per the terms of the New Loan, WISeKey extended a loan to SEALSQ of up to USD 5 million, with an interest rate of 2.5% per annum, repayable on or around December 31, 2024. A first tranche loan of USD 1,407,497 was drawn on January 1, 2023, which was made up of the balance of USD 1,198,746 outstanding from previous loan agreements as at December 31, 2022 and an additional loan amount of USD 208,751.

All entities in SEALSQ are subject to management fees from WISeKey and WISeKey’s affiliates. Where the payment terms have been defined, the classification between current and noncurrent follows the payment terms, however, where there is no set payment date for these fees, they have been classified as noncurrent.

On December 20, 2023, SEALSQ and WISeKey entered into an agreement to write off EUR 2 million (USD 2,191,282 at historical rate) of the outstanding Debt Remission amount. Therefore, as at December 31, 2023, an amount of EUR 3 million (USD 3,105,300) remained outstanding under the Debt Remission.

As at December 31, 2023, SEALSQ owed WISeKey and WISeKey’s affiliates noncurrent debts in an aggregate amount of USD 9,695,576, made up of loans and unpaid management fees, and current debts in an aggregate amount of USD 1,407,497 under the New Loan. The unamortized effective interest balance of the current debts was USD 129,691, hence a carrying value of the current debts of USD 1,277,806 as at December 31, 2023. In the year 2023, an aggregate effective interest expense of USD 114,400 was recorded in the income statement.

As at December 31, 2023, SEALSQ also held an accounts payable balance of USD 1,377,871 with WISeKey in relation to interest on outstanding loans and the recharge of management services, classified as accounts payable to shareholders.

In 2024, SEALSQ repaid the current debt owed to WISeKey in full for a total amount of USD 1,449,911, made up of the outstanding balance of the New Loan of USD 1,407,497 and interest thereon. SEALSQ also repaid some of the noncurrent debts owed to WISeKey and WISeKey’s affiliates.

As at December 31, 2024, SEALSQ owed WISeKey a noncurrent debt in an amount of USD 3,105,300 made up of the remaining loan under the Debt Remission, and current loans in an aggregate amount of USD 3,008,775. In the year ended December 31, 2024, an aggregate effective interest expense of USD 82,493 was recorded in the income statement.

As at December 31, 2024, SEALSQ also held an accounts payable balance of USD 2,388,441 with WISeKey and WISeKey’s affiliates in relation to interest on outstanding loans and the recharge of management services.

In 2025, SEALSQ repaid in full the outstanding EUR 3 million Debt Remission as well as the WISeCoin USD Loan principal in an amount of USD 2,750,000 and interest thereon of USD 403,420. The WISeCoin Euro Loan and interest thereon remain outstanding and classified as current, for a total amount of USD 305,700 as at December 31, 2025.

On November 6, 2025, SEALSQ invested USD 10.0 million in WISeSat and acquired 870 shares, representing an 8.08% ownership interest, while the rest of the ownership interest is held by WISeKey.

As at December 31, 2025, SEALSQ owed WISeKey a total of USD 2,180,054 in current payables corresponding to the WISeCoin Euro Loan, unpaid interest and management fees, and had a current receivable of USD 8,656,171 with WISeKey and its affiliates corresponding to management fees and advances.

Transactions Among Affiliated Parties

WeCan Group AG

On June 27, 2025, WISeKey acquired a 31.9% equity interest (28.33% on a fully diluted basis) in WeCan Group AG (“WeCan”), a privately held Swiss company operating a blockchain-based digital infrastructure platform, specializing in secure, decentralized data infrastructure, particularly for financial compliance purposes. WeCan’s mission is to enable both financial and non-financial institutions to securely manage and exchange sensitive data. In 2023, WeCan launched its own blockchain and WECAN token, which is traded as a cryptocurrency and listed on the Bitstamp exchange since December 20, 2023, as well as on CoinMarketCap and Coinbase. In addition to the equity investment, SEALSQ holds WECAN tokens associated with the WeCan ecosystem.

Quantix Edge Security

On September 11, 2025, WISeKey made a EUR 3.825 million capital contribution to Quantix Edge Security, a Spanish joint venture, and acquired a 25.5% ownership interest.

Quantix Edge Security was in a pre-operational stage as of December 31, 2025.

Software-As-A-Service Agreement

On November 9, 2025, WISeSat entered into a Software-As-A-Service Agreement (“SaaS Agreement”) with SEALCOIN, pursuant to which, SEALCOIN granted the Company the right to securely register its satellites within the platform owned by SEALCOIN (the “SEALCOIN Platform”). The SEALCOIN Platform was designed to enable and empower devices within the Internet of Things (IoT) ecosystem to autonomously transact and manage service-for payment exchanges, including token transactions. SEALCOIN granted WISeSat a non-exclusive, non-transferable, non-sublicensable limited license during the term of such SaaS Agreement to access its services and documentation. SEALCOIN shall be remunerated solely through a fee to be paid by each authorized user corresponding to a percentage of the transactions concluded by such authorized user on the SEALCOIN Platform. The term of the SaaS Agreement will continue indefinitely unless terminated earlier expressly pursuant to the termination provisions thereunder.

License Agreement

On November 9, 2025, WISeSat entered into a License Agreement with WISeKey (“License Agreement”), pursuant to which WISeKey granted WISeSat an exclusive, non-sublicensable, and non-transferable license to use (i) the software and documentation and (ii) the trademark thereunder, solely for the permitted use during the term of the license agreement. WISeSat shall pay WISeKey (i) license fees equal to a specified percentage of revenue generated by WISeSat from the issuance of user digital certificates and object digital certificates to customers using the software, including object digital certificates issued via SEALCOIN and (ii) set-up and maintenance fee equal to a specified percentage of specified fees paid by customers to WISeSat for issuance of digital certificates in connection with the use of the software, as set forth in the License Agreement. The term of the License Agreement will continue indefinitely unless terminated earlier expressly pursuant to the termination provisions thereunder.

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

		% of Share Capital
	Number of Class	Registered in the
Name of Shareholder	A Shares Held	Commercial Register*	% Voting Rights**
Carlos Moreira	1,593,461	3.8%	28.3
Peter Ward	7,419	0.0%	0.1
Total as a Group	1,600,880		28.4
*

Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares, as reflected in WISeKey’s share capital registered with the commercial register of the Canton of Zug as at December 31, 2025.

**

Based on the total number of fully paid-in outstanding Class A Shares and Class B Shares, as reflected in WISeKey’s share capital registered with the commercial register of the Canton of Zug as at December 31, 2025, less 56,508 Class B shares held as treasury shares as at December 31, 2025.

Each of the above holders of Class A Shares is bound by an agreement with WISeKey, according to which such shareholder has made the undertaking not to sell or otherwise dispose of Class A Shares. However, each of the above shareholders has the right to request that at an item be included on the agenda of WISeKey’s annual general meeting of shareholders, according to which Class A Shares will be, at the discretion of each holder of Class A Shares, converted into Class B Shares, which are not subject to the agreed transfer restrictions.

Relationship with the International Organization for Secure Electronic Transactions (OISTE)

The Organisation Internationale pour la Sécurité des Transactions Electroniques, or OISTE, is a Swiss non-profit foundation that owns the cryptographic rootkey WISeKey uses. OISTE is acting as a trusted third party and not-for-profit entity in charge of ensuring that the Root of Trust remains neutral and trusted. Two members of the foundation board of OISTE are also members of the Board of Directors: Carlos Moreira and Philippe Doubre. Additionally, Jenna Emch, the daughter of WISeKey’s CEO, Carlos Moreira, is employed by OISTE. The board of the OISTE foundation acts as a supervisory authority to ensure that the foundation acts in accordance with its purpose, and complies with its articles of association and Swiss law. It also reviews the audited annual accounts and the annual report of the foundation. Under Swiss law, the members of the board of a Swiss non-profit foundation are required to ensure that OISTE, as a Swiss non-profit foundation, is independent of control by any third party.

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

The OISTE foundation has no commercial activities and it uses its funding to organize events and launch Internet security projects with the UN, the World Economic Forum and other NGOs. The OISTE foundation board members do not make any decisions on behalf of the OISTE foundation and serve as guardians to ensure the foundation complies with its articles of association and carries out activities towards its stated purpose. WISeKey believes that this ensures that no conflicts of interest may arise for the three board members of WISeKey who serve as board members of the OISTE foundation.

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

In 2001, OISTE granted WISeKey a perpetual license to exclusively use the cryptographic rootkey and develop technologies and processes based on OISTE’s trust model. The perpetual license agreement can only be terminated under limited circumstances, including if WISeKey was to move from the trust model developed by OISTE and/or changing the location of the Root of Trust from Switzerland to another country. WISeKey has to pay royalties to OISTE for the use of the cryptographic rootkey on the basis of the number of certificates issued to end users. Certain annual minimum payments apply.

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

In the years ended December 31, 2025, 2024 and 2023, OISTE invoiced WISeKey SA respectively CHF 312,100, CHF 280,000 and CHF 288,167.90.

In 2025, 2024 and 2023, the WISeKey Group charged OISTE fees of, respectively, CHF 121,258, CHF 161,307 and CHF 105,224 for the facilities and personnel hosted by WISeKey on behalf of OISTE.

Transactions with Senior Management

As at December 31, 2025, 2024 and 2023, WISeKey owed Carlos Moreira, respectively, USD 614,335, USD 1,441,063 and CHF 356,250, which consisted of accrued bonuses in relation to each fiscal year then-ended. This was paid to Mr. Moreira by WISeKey in January of the following year.

As at December 31, 2025 and 2024, WISeKey owed John O’Hara, respectively, USD 3,848 in relation to a tax refund and USD 529,634 made up of accrued bonuses in relation to fiscal year 2024. This was paid to Mr. O’Hara by WISeKey in January of the following year.

Employment of Mr. Moreira’s family members

Two sons and a daughter-in-law of Carlos Moreira are employed by a subsidiary of WISeKey.

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

Also, should WISeKey terminate Mr. Moreira’s employment contract for reasons other than engaging in an act of dishonesty, fraud, or any act of malfeasance or moral turpitude, WISeKey will, unless refused by Mr. Moreira:

(i)	provide the services from a leading and international outplacement company in the region of WISeKey’s headquarters, provide that Mr. Moreira obtains proposal from three outplacement services, and WISeKey will pay an amount equal to the average of the three proposals;
(ii)	buy-back Mr. Moreira’s shares in WISeKey at the last official negotiated/capital increase price plus a premium of twenty-five percent (25%).

Should John O’Hara be terminated, he would be entitled to the payment of his unused annual leave and a severance payment calculated as nine months’ salary and bonus. Under certain conditions, WISeKey would also provide Mr. O’Hara with the services from a leading and international outplacement company in the region of WISeKey’s headquarters.

Indemnification Agreements

WISeKey has entered into indemnification agreements with its directors and executive officers. The indemnification agreements would require, and the Articles require, WISeKey to indemnify its directors and executive officers to the fullest extent permitted by law.

Related-Party Transactions Policy

Swiss law does not have a specific provision regarding conflicts of interest. However, the Swiss Code of Obligations (“CO”) contains a provision that requires WISeKey’s directors and executive management to safeguard the company’s interests and imposes a duty of loyalty and duty of care on the directors and executive management. This rule is generally understood to disqualify directors and executive management from participation in decisions that directly affect them. WISeKey’s directors and executive officers are personally liable to WISeKey for breach of these provisions. In addition, Swiss law contains provisions under which directors and all persons engaged in the company’s management are liable to the company, each shareholder and the company’s creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the company’s shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm’s length, must be repaid to the company if such shareholder, director or associated person acted in bad faith.

Below is a table summarizing the entities to which WISeKey’s executive officers and directors currently have fiduciary duties or contractual obligations:

Name	Entity	Entity’s Business	Position
Carlos Moreira	WISeSat.Space Corp.	Secure satellite solutions for D2D communications	CEO and Director
Carlos Moreira	SEALSQ Corp	Semiconductor/security technology	Founder, CEO and Chairman of the Board
John O’Hara	WISeSat.Space Corp.	Secure satellite solutions for D2D communications	Director
John O’Hara	SEALSQ Corp	Semiconductor/security technology	CFO, Director
David Fergusson	WISeSat.Space Corp.	Secure satellite solutions for D2D communications	Director
David Fergusson	SEALSQ Corp	Semiconductor/security technology	Director
Peter Ward	SEALSQ Corp	Semiconductor/security technology	Director

In addition, WISeKey’s officers, and members of senior management, and the other individuals providing services to WISeKey or its subsidiaries may face a conflict regarding the allocation of their time between WISeKey’s business, on the one hand, and the business interests of WISeKey’s affiliates, on the other hand. The amount of time officers and such other individuals providing services to WISeKey will allocate between WISeKey’s business and the business of its affiliates will vary from time to time depending on various circumstances and needs of the businesses, such as the level of strategic activity of each business. While there will be no formal requirements or guidelines for the allocation of time spent between WISeKey’s business and the other businesses they are involved in, the performance of their duties will be subject to the ongoing oversight of the board of directors.

C.Interests of experts and counsel

Not applicable.

Item 8.Financial Information

A.Consolidated Financial Statements and Other Financial Information

WISeKey has appended as part of this annual report the consolidated financial statements as at December 31, 2025 starting at page F-1.

For information on WISeKey’s dividend policy, see Item 10.B. Memorandum and Articles of Association.

Legal Proceedings

There is currently no ongoing legal proceeding against WISeKey.

B.Significant Changes

Except as disclosed elsewhere in this annual report, WISeKey has not experienced any significant changes since the date of its audited consolidated financial statements included in this annual report.

Item 9.The Listing

A.Listing Details

A discussion of the listing details can be found under “Markets” below.

B.Plan of Distribution

Not applicable.

C.Markets

Class B Shares have been trading under the symbol “WIHN” on the SIX since March 2016. The ADSs were quoted on the OTCQX under the symbol “WIKYY” from May 2018 until December 2018 and have been traded on the NASDAQ Capital Market since December 2019 under the symbol “WKEY.”

Class B Shares, par value CHF 0.10 per share issued and outstanding, have been trading under the symbol “WIHN” on the SIX since March 2016. The ADSs were quoted on the Over-the-Counter market under the symbol “WIKYY” from May 2018 until December 2018 and have been traded on the NASDAQ Capital Market since December 2019 under the symbol “WKEY.”

On April 23, 2026, the closing price of the Class B Shares on the SIX was CHF 11.88 per share and the closing price of the ADS on the NASDAQ Capital Market was USD 7.31 per ADS.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10.Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

WISeKey’s Articles provide that each share, irrespective of its par value and its class, has one vote. Economically, the Class A Shares and the Class B Shares are pari passu in all respects to each other, including in the entitlement to dividends, in the liquidation proceeds in the case of WISeKey’s liquidation and to pre-emptive rights.

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

Class A Shares

The Class A Shares are registered shares with a par value of CHF 0.01 each. The Class A Shares are fully paid-up. The Class A Shares have been issued in uncertificated form in accordance with article 973c of the Swiss Code of obligations (the “CO”) as uncertificated securities (Wertrechte), which have been entered into the main register of the SIS (SIX SIS Ltd - the Swiss securities settlement system) and constitute intermediated securities within the meaning of the Federal Act on Securities held with an Intermediary of October 3, 2008, as amended (the “FISA”) (Bucheffektengesetz). In accordance with article 973c of the CO, WISeKey maintains a register of uncertificated securities (Wertrechtebuch).

Each of the holders of Class A Shares has signed a shareholder agreement with WISeKey pursuant to the terms of which the holder of the Class A Shares undertakes (i) not to create or permit the creation of any encumbrances over the Class A Shares, and (ii) not to transfer the Class A Shares except to a “permitted transferee” (which is defined to include certain family members and affiliates) of the shareholder who in turn agree to be bound by the shareholder agreement or to sign a new shareholder agreement with WISeKey. In addition, the holder of the Class A shares has the right to request WISeKey to convert the Class A Shares into Class B Shares (by putting the requested conversion on the agenda of the next annual meeting of the Company’s shareholders). The conversion of Class A shares into Class B shares is subject to approval by WISeKey’s shareholders holding Class A Shares and Class B Shares. The holders of Class A shares who have signed the shareholder agreement have undertaken to vote in favor of requests for conversions of Class A Shares into Class B Shares. Upon conversion, each five (5) Class A Shares are converted into one (1) Class B Share. Once Class A Shares are converted into Class B Shares, the Class B Shares are no longer subject to the restrictions of the shareholder agreement and may be transferred on the same terms as other Class B Shares.

Class B Shares

The Class B Shares are registered shares with a par value of CHF 0.10 each. The Class B Shares are fully paid-up. Except for 1,767 Class B Shares, which have been issued in certificated form and not been dematerialized as of the date hereof, the Class B Shares have been issued in uncertificated form in accordance with article 973c of the CO as uncertificated securities (Wertrechte), which have been entered into the main register of the SIS and constitute intermediated securities within the meaning of the FISA. In accordance with article 973c of the CO, WISeKey maintains a register of uncertificated securities (Wertrechtebuch).

So long as WISeKey’s shares constitute intermediated securities within the meaning of the FISA, the person deemed to be the holder of any share will be the person holding such share in a securities account in his, her or its own name or, in the case of intermediaries, the intermediary holding such share in a securities account that is in his, her or its name. No share certificates will be issued and share certificates will not be available for individual physical delivery. A shareholder may, however, at any time request WISeKey to deliver an attestation of the number of shares held by him, her or it, as reflected in the share register.

So long as WISeKey’s shares constitute intermediated securities within the meaning of the FISA, shares may be transferred by crediting the relevant transferred shares to a securities account of the transferee or as otherwise permitted under applicable law. Class B Shares traded on the SIX will settle and clear through SIS.

Ordinary Capital Increase, Conditional Share Capital and Capital Band

Under Swiss law, WISeKey may increase its share capital (Aktienkapital) with a resolution of the general meeting of shareholders (“ordinary capital increase”) that must be carried out by the board of directors within six months in order to become effective. Under WISeKey’s Articles, in the case of subscription and increase against payment of contributions in cash, when shareholders’ statutory pre-emptive rights are safeguarded, a resolution passed by an absolute majority of the votes present or represented at the general meeting of shareholders is required. In the case of subscription and increase against contributions in kind, when shareholders’ statutory pre-emptive rights are withdrawn or where a conversion of freely available equity into share capital is involved, a resolution passed by two-thirds of the shares present or represented at a general meeting of shareholders and the absolute majority of the par value of the shares present or represented is required.

Furthermore, under the CO, WISeKey’s shareholders, by a resolution passed by two-thirds of the shares present or represented at a general meeting of shareholders and the absolute majority of the par value of the shares present or represented, may authorize WISeKey to issue shares of an aggregate par value of up to a maximum of 50% of the share capital registered in the commercial register in the form of conditional share capital (bedingtes Aktienkapital) for the purpose of issuing shares in connection with, among other things, (1) the exercise of conversion, option, warrants and similar rights granted to third parties in connection with bonds (including convertible bonds and bonds with options), options, warrants, notes, other securities or contractual obligations newly or already issued or granted by WISeKey or one of its group companies or (2) grants of rights to employees, members of the Board of Directors or consultants or itssubsidiaries to subscribe for new shares.

Under a capital band (Kapitalband), if approved by shareholders with a majority of two-thirds of the votes and the majority of the par value of the shares, each as present or represented at the general meeting, the Board of Directors may be granted authority to increase its share capital through the issuance of new shares within an upper limit to be specified in its Articles. The maximum statutory lower and upper limit is +/- 50% of the company’s share capital registered in the commercial register at the time the capital band is adopted. The statutory expiration date of a capital band is five years. In alignment with this provision, WISeKey has implemented a capital band ranging from CHF 391,700.96 (lower limit) to CHF 636,095.10 (upper limit). This authorization remains in effect until June 19, 2030, or until earlier complete use or expiry of the capital band.

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

A resolution passed at a general meeting of shareholders by two-thirds of the shares represented and the absolute majority of the par value of the shares represented may authorize WISeKey’s board of directors to withdraw or limit pre-emptive rights or advance subscription rights in certain circumstances for valid reasons.

If pre-emptive rights are granted, but not exercised, the Board of Directors may allocate the pre-emptive rights as it elects, subject to the particulars of the relevant shareholders’ resolution or board resolution.

With respect to WISeKey’s capital band, the Board of Directors is authorized by its Articles to withdraw or to limit the pre-emptive rights of shareholders, and to allocate them to third parties or to WISeKey or any of its group companies, in the event that the newly issued shares are used for the purpose of:

●	issuing new shares if the issue price of the new shares is determined by reference to the market price;
●	raising equity capital in a fast and flexible manner, which would not be possible, or would only be possible with great difficulty or at significantly less favorable conditions, without exclusion of the pre-emptive rights of the existing shareholders;
●	the acquisition of a company, part(s) of company or participations for the acquisition of products, intellectual property or licenses by or for investment projects of WISeKey or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares;

●	broadening the shareholder constituency in certain financial or investor markets, for purposes of the participation of strategic partners including financial investors, or in connection with the listing of new shares on domestic or foreign stock exchanges;
●	granting an over-allotment option (Greenshoe) of up to 20% of the total number of shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or
●	the participation of directors, members of the executive committee, officers, employees, contractors, consultants of, or other persons performing services for the benefit of WISeKey or any of its group companies.

Our Conditional Share Capital

WISeKey’s conditional share capital under its Articles in effect as of December 31, 2025 amounts to CHF 208,031.70, corresponding to 2,080,317 new Class B Shares, whereby CHF 168,031.70 of the conditional share capital is available for the issuance of up to 1,680,317, Class B Shares in connection with rights granted to third parties or shareholders in connection with Rights Bearing Obligations (as defined in art. 4b para. 1(a) of the Articles) and CHF 40,000, corresponding to 400,000 Class B Shares, is available for the issuance of Class B Shares in connection with the issuance of Class B Shares or Rights-Bearing Obligations granted to the members of the Board of Directors, members of the executive management, employees, consultants or other persons providing services to WISeKey or another company of the WISeKey Group (art. 4b para. 1 (b) of the Articles).

In addition, WISeKey’s conditional share capital under its Articles in effect as of December 31, 2025 includes the authority to increase the share capital of the Company in an amount not to exceed CHF 4,000 by the issuance of up to 400,000 fully paid-in Class A Shares each in connection with the direct or indirect issuance of shares, options or related subscription rights to the members of the Board of Directors and members of executive management of the WISeKey Group.

General Meeting of Shareholders

The general meeting of shareholders is WISeKey’s supreme corporate body. Under Swiss law, ordinary and extraordinary general meetings of shareholders may be held. Under Swiss law, an ordinary general meeting of shareholders must be held annually within six months after the end of a corporation’s financial year. In WISeKey’s case, this means on or before June 30 of any calendar year.

The following powers are vested exclusively in the general meeting of shareholders:

●	adopting and amending the Articles;
●	electing the members of the board of directors, the chairman of the board of directors, the members of the nomination and compensation committee, the auditors and the independent proxy;
●	approving the management report (annual report), the annual statutory financial statements and consolidated financial statements;
●	approving the appropriation of earnings, including the payments of dividends and any other distributions of capital to shareholders;
●	determining any interim dividend and approving interim statutory financial statements required for such purposes;
●	resolving the repayment of statutory capital reserves;
●	consolidating shares (“reverse stock split”);
●	granting discharge of the members of the board of directors and the members of the executive management from liability for their business conduct during the previous fiscal year;
●	ratifying the maximum aggregate amounts of compensation of the board of directors and the executive management team;

●	delisting WISeKey’s shares;
●	adopting any other resolutions that are reserved to the general meeting of shareholders by law or the Articles or that are submitted to the general meeting of the shareholders by the Board (unless the relevant matter is within the exclusive competence of the board of directors pursuant to Swiss law).

An extraordinary general meeting of shareholders may be called by a resolution of the Board of Directors or, under certain circumstances, by WISeKey’s auditor. In addition, the Board of Directors is required to convene an extraordinary general meeting of shareholders if, according to the current Articles, shareholders representing at least 5% of the share capital request such general meeting of shareholders in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. Upon such a shareholder request, the Board of Directors must make the publication necessary to convene a general meeting within 60 calendar days. If it appears from the annual stand-alone statutory balance sheet that half of the sum of WISeKey’s share capital, the non-distributable statutory capital reserves and the statutory profit reserves are not covered by WISeKey’s assets, the Board of Directors is required to take measures to remedy the capital loss situation of the company, where necessary take further measures to effect a financial restructuring of the company or request the general meeting to approve such measures as are within its authority.

Voting and Quorum Requirements

Dual Class Voting Rights

Each share carries one vote at a general meeting of shareholders, irrespective of the difference in par value of Class A Shares (CHF 0.01 per share) and Class B Shares (CHF 0.10 per share). Class A Shares have a lower par value (CHF 0.01) than Class B Shares (CHF 0.10) but have same voting right as the higher par value Class B Shares, namely one (1) vote per share. This means that, relative to their respective per share contribution to the Company’s capital, the holders of Class A Shares have a greater relative per share voting power than the holders of Class B Shares for matters that require approval on the basis of a specified majority of shares present at the shareholders meeting.

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

The Articles do not limit the number of shares that may be voted by a single shareholder. Holders of treasury shares, whether WISeKey’s or one of its majority-owned subsidiaries, will not be entitled to vote at general meetings of the shareholders.

Voting Requirements

Shareholder resolutions and elections (including elections of members of the Board of Directors) require the affirmative vote of an absolute majority of the votes represented (in person or by proxy) at a general meeting of shareholders (each Class A Share and each Class B Share having one vote), unless otherwise stipulated by law or the Articles. The following matters require approval by a majority of the par value of the shares present or represented at the general meeting (each Class A Share having a par value of CHF 0.01 per share and each Class B Share having a par value of CHF 0.10 per share):

●	electing the auditor;
●	appointing an expert to audit the business management or parts thereof;
●	adopting any resolution regarding the instigation of a special investigation; and
●	adopting any resolution regarding the initiation of a derivative liability action.

Under Swiss corporate law and the Articles, approval by two-thirds of the shares present or represented at the meeting, and by the absolute majority of the par value of the shares present or represented is required for:

●	amending WISeKey’s corporate purpose;
●	consolidating shares (“reverse stock split”);
●	increasing the share capital out of equity, against contributions in kind or for the purpose of acquiring specific assets and granting specific benefits;
●	limiting or withdrawing shareholder’s pre-emptive rights;
●	creating a capital band or conditional share capital;
●	restricting the transferability of registered shares or cancellation of such restriction;
●	creating or cancelling shares with preference rights;
●	changing the currency in which the share capital is currently denominated;
●	introducing a casting vote for the Chairman at the general meeting;
●	introduction a provision in the Articles allowing general meetings to be held abroad;
●	delisting WISeKey’s shares;
●	relocating WISeKey’s registered office;
●	introducing an arbitration clause in the Articles;
●	restricting the exercise of the right to vote or the cancellation thereof;
●	resolving on WISeKey’s dissolution or liquidation; and
●	transactions among corporations based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of 2003, as amended (the “Swiss Merger Act”) including a merger, demerger or conversion of a corporation.

In accordance with Swiss law and generally accepted business practices, the Articles do not provide attendance quorum requirements generally applicable to general meetings of shareholders.

Notice

General meetings of shareholders must be convened by the board of directors at least 20 calendar days before the date of the meeting. The general meeting of shareholders is convened by way of a notice appearing in WISeKey’s official publication medium, the Swiss Official Gazette of Commerce. Registered shareholders may also be notified in writing. The notice of a general meeting of shareholders must state the items on the agenda, the proposals to be acted upon and, in case of elections, the names of the nominated candidates. No resolutions may be passed at a shareholders meeting concerning agenda items for which proper notice was not given. This does not apply, however, to proposals made during a shareholders meeting to convene an extraordinary shareholders meeting or to initiate a special investigation. No previous notification will be required for proposals concerning items included on the agenda or for debates as to which no vote is taken. Under the CO, a general meeting of shareholders for which a notice of meeting has been duly published may not be adjourned without publishing a new notice of meeting.

Agenda Requests

Pursuant to Swiss law, one or more shareholders whose combined shareholdings represent 0.5 per cent of the share capital or the voting rights may request that an item be included in the agenda for a general meeting of shareholders.

According to the current Articles, the shareholder’s request must be received by WISeKey at least forty-five (45) calendar days in advance of the meeting to be timely. No previous notification will be required for proposals concerning items included on the agenda or for debates as to which no vote is taken.

WISeKey’s business report, including the Company’s financial information, the compensation report and the auditor’s reports thereon must be made available for inspection by the shareholders at its registered office no later than 20 calendar days prior to the ordinary general meeting. Shareholders of record must be notified of this in writing.

Dividends and Other Distributions

WISeKey have never declared or paid cash dividends to its shareholders and does not intend to pay cash dividends in the foreseeable future.

On April 27, 2023, during an extraordinary general meeting of WISeKey, WISeKey’s shareholders approved the distribution of 20% of the outstanding ordinary shares, par value USD 0.01 each, of SEALSQ, a subsidiary of WISeKey, to holders of WISeKey Class B Shares, including holders of WISeKey ADSs, and to holders of WISeKey Class A Shares, to be made in the form of a special dividend in kind (the “Special Dividend”) out of the WISeKey’s capital contribution reserves booked in its statutory standalone financial statements as of December 31, 2021. The effective distribution of the Special Dividend occurred on May 23, 2023.

Otherwise, WISeKey currently intends to reinvest any earnings in developing and expanding WISeKey’s business. Any future determination relating to WISeKey’s dividend policy will be at the discretion of the Board of Directors.

The board of directors may propose to shareholders that a dividend or other distribution be paid but cannot itself authorize the distribution. Under the Articles, dividend payments require a resolution passed by an absolute majority of the votes present or represented at a general meeting of shareholders. In addition, WISeKey’s auditor must confirm that the dividend proposal of the board of directors conforms to Swiss statutory law and the Articles.

Under Swiss law, WISeKey may pay dividends only if it has sufficient distributable profits brought forward from the previous business years, or if it has distributable reserves, each as evidenced by its audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law and the Articles have been deducted. Under certain conditions, WISeKey may also distribute interim dividends out of profit of the current business year. Dividends and other distributions are made relative to nominal value of the shares.

Dividends paid on WISeKey’s shares out of available earnings are subject to Swiss withholding tax. See Item 10.E. Taxation.

Distributions out of issued share capital (i.e., the aggregate par value of WISeKey’s issued shares) may be made only by way of a share capital reduction. Such a capital reduction requires a resolution passed by an absolute majority of the shares present or represented at a general meeting of shareholders. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of WISeKey’s creditors remain fully covered despite the reduction in the share capital recorded in the commercial register. The share capital may be reduced below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is reestablished by sufficient new fully paid-up capital. The board of directors must further give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce and notify creditors that they may request, within one month of the public notice, satisfaction of or security for their claims. The notification may be given before or after general meeting of shareholders resolving on the par value reduction.

Distributable reserves are booked either as “retained earnings” (Bilanzgewinn; Gewinnvortrag) or as reserves from capital contributions (Kapitaleinlagereserven). Under Swiss law, 5% of WISeKey’s annual profit must be allocated to the statutory profit reserves until statutory capital reserves and statutory profit reserves amount to 50% of the share capital recorded in the commercial register (i.e., 50% of the aggregate par value of WISeKey’s issued capital). The CO permits WISeKey to accrue additional general reserves. Further, a purchase of WISeKey’s own shares (whether by WISeKey or a subsidiary) reduces the equity and thus the distributable dividends in an amount corresponding to the purchase price of such own shares. Finally, the CO under certain circumstances requires the creation of revaluation reserves which are not distributable.

Dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment, but shareholders may also resolve at the annual general meeting of shareholders to pay dividends in quarterly or other instalments. The Articles provide that dividends that have not been claimed within five years after the due date become WISeKey’s property and are allocated to the general reserves. Dividends paid are subject to Swiss withholding tax, all or part of which can potentially be reclaimed under the relevant tax rules in Switzerland or double taxation treaties concluded between Switzerland and foreign countries. Distributions of cash or property that are based upon a capital reduction or that are made out of statutory capital reserves (Reserven aus Kapitaleinlagen) are not subject to Swiss withholding tax.

Transfer of Shares

WISeKey’s shares constitute intermediated securities (Bucheffekten) based on uncertificated securities (Wertrechte) and entered into the main register of SIS or such other custodian as the case may be. Any transfer of Shares is effected by a corresponding entry in the securities deposit account of a bank or a depository institution. Shares cannot be transferred by way of assignment, nor can a security interest in any Shares be granted by way of assignment.

Voting rights may be exercised only after a shareholder has been entered in WISeKey’s share register (Aktienregister) with their name and address (in the case of legal entities, the registered office) as a shareholder with voting rights.

WISeKey maintains, through Computershare Switzerland Ltd., a share register, in which the full name, address and nationality (in the case of legal entities, the company name and registered office) of the shareholders and usufructuaries are recorded. A person entered into the share register must notify the share registrar of any change in address. Until such notification occurs, all written communication from WISeKey to persons entered in the share register is deemed to have been validly made if sent to the relevant address recorded in the share register.

Inspection of Books and Records

Under the CO, a shareholder has a right to inspect WISeKey’s share register with respect to his, her or its own shares and otherwise to the extent necessary to exercise his, her or its shareholder rights. No other person has a right to inspect WISeKey’s share register. WISeKey’s books and correspondence may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of WISeKey’s business secrets. The shareholders representing together at least 5% of the share capital or voting rights may also inspect WISeKey’s books and correspondence, subject to similar conditions.

Special Investigation

If the shareholder inspection rights as outlined above prove to be insufficient in the judgment of the shareholder, any shareholder may propose to the general meeting of shareholders that specific facts be examined by a special independent auditor in a special investigation. If the general meeting of shareholders approves the proposal, WISeKey or any shareholder may, within 30 calendar days after the general meeting of shareholders, request a court sitting at WISeKey’s registered office in Zug, Switzerland to appoint a special auditor. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 5% of the share capital or the voting rights may request that the court appoint a special independent auditor. The court will issue such an order if the petitioners can demonstrate that the board of directors, any member of the board of directors or executive management infringed the law or the Articles and thereby caused damages to WISeKey or the shareholders. The costs of the investigation would generally be allocated to WISeKey and only in exceptional cases to the petitioners.

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

In addition, under Swiss law, the sale of all or substantially all of WISeKey’s assets may be construed as a de facto dissolution of WISeKey, and consequently require the approval of two-thirds of the shares present or represented at a general meeting of shareholders and the absolute majority of the par value of the shares present or represented. Whether a shareholder resolution is required depends on the particular transaction, whereas the following circumstances are generally deemed relevant in this respect:

●	a core part of the company’s business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;
●	the company’s assets, after the divestment, are not invested in accordance with the company’s statutory business purpose; and
●	the proceeds of the divestment are not earmarked for reinvestment in accordance with the company’s business purpose but, instead, are intended for distribution to the company’s shareholders or for financial investments unrelated to the company’s business.

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

Board of Directors

The Articles provide that the Board of Directors shall consist of a minimum of three directors and a maximum of twelve directors.

The members of the Board of Directors and the chairman are elected annually by the general meeting of shareholders for a period until the completion of the subsequent ordinary general meeting of shareholders and are eligible for re-election. Each member of the Board of Directors must be elected individually.

Powers

The Board of Directors has the following non-delegable and inalienable powers and duties:

●	the ultimate direction of the business of the company and issuing of the relevant directives;

●	laying down the organization of WISeKey;
●	formulating accounting procedures, financial controls and financial planning;
●	appointing and removing persons entrusted with the management and representation of the Company and regulating the power to sign for WISeKey;
●	the ultimate supervision of those persons entrusted with management of the Company, with particular regard to adherence to law, the Articles as well as WISeKey’s regulations and directives;
●	issuing the business report (including the financial statements) and the compensation report, and preparing for the general meeting of shareholders and carrying out its resolutions;
●	all duties of the board of directors pursuant to the Swiss Merger Act;
●	filing an application for a debt restructuring moratorium and notifying the court in case of over-indebtedness; and
●	passing resolutions regarding the increase of the share capital, provided that it has the authority to do so and attesting to such capital increase, preparing of the capital increase report and the executing corresponding amendment to the Articles.

The Board of Directors may, while retaining such non-delegable and inalienable powers and duties, delegate some of its powers, in particular direct management, to a single or to several of its members, managing directors, committees or to third parties who need be neither members of the Board of Directors nor shareholders. Pursuant to Swiss law, details of the delegation must be set in the organizational rules issued by the Board of Directors. The organizational rules may also contain other procedural rules such as quorum requirements.

According to WISeKey’s organizational rules, resolutions of the Board of Directors are adopted upon the absolute majority of the votes cast. In the event of a tie of votes, the chairman has, in addition to his vote, the casting vote. To validly pass a resolution, more than half of the members of the Board of Directors have to attend the meeting in person, by telephone or similar communications equipment. Pursuant to the CO, no attendance quorum is required for confirmation resolutions and adaptations of the Articles in connection with capital increases.

Indemnification of Executive Management and Directors

Subject to Swiss law, the Articles provide for indemnification of the existing and former members of the Board of Directors, executive management and their heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and permits WISeKey to advance the expenses of defending any act, suit or proceeding to WISeKey’s directors and executive management.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the employer.

WISeKey has entered or will enter into indemnification agreements with each of the members of the Board of Directors and executive management.

Conflict of Interest, Management Transactions

According to Swiss law, directors and the executive management are required to inform the Board of Directors about conflicts of interests concerning them. The Board of Directors is furthermore required to take measures in order to protect the interests of WISeKey. More generally, the CO contains a provision that requires WISeKey’s directors and executive management to safeguard the company’s interests and imposes a duty of loyalty and duty of care on WISeKey’s directors and executive management. This rule is generally understood to disqualify directors and executive management from participation in decisions that directly affect them. WISeKey’s directors and executive officers are personally liable to WISeKey for breach of these provisions. In addition, Swiss law contains provisions under which directors and all persons engaged in the company’s management are liable to the company, each shareholder and the company’s creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the company’s shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm’s length, must be repaid to the company if such shareholder, director or associated person acted in bad faith.

Principles of the Compensation of the Board of Directors and the Executive Management

WISeKey is subject to the rules on excessive compensation in listed companies included in the CO (the “Excessive Compensation Rules”) and the Directive on Information Relating to the Corporate Governance issued by the SIX (the “Corporate Governance Directive”). The Excessive Compensation Rules require a “say on pay” approval mechanism for the compensation of the Board and the Executive Management pursuant to which the shareholders must vote on the compensation of the Board of Directors and the Executive Management on an annual basis. In accordance therewith, the Articles provide that the general meeting of shareholders must, each year, vote separately on the proposals by the Board of Directors regarding the maximum aggregate amounts of:

●	the total compensation of the Board of Directors for the next term of office; and
●	the total compensation of the Executive Management for the period of the next fiscal year.

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

The Excessive Compensation Rules further requires WISeKey to set forth in the Articles the principles for the determination of the compensation of the Board of Directors and the Executive Management. These principles have been included in the Articles as described further below.

The Excessive Compensation Rules also contains compensation disclosure rules. Pursuant to these rules, WISeKey is required to prepare an annual compensation report. The compensation report will, among other things, include the compensation of the members of the Board on an aggregate and on an individual basis and of the members of the Executive Management on an aggregate basis as well as the amount for the highest paid member of the Executive Management.

Pursuant to the Corporate Governance Directive, WISeKey is required to disclose basic principles and elements of compensation and shareholding programs for both acting and former members of the Board of Directors and the Executive Management as well as the authority and procedures for determining such compensation.

In accordance with the Excessive Compensation Rules, the Articles provide that loans may be granted to members of the Board of Directors and the Executive Management, provided such loans are granted at arm’s length terms. In addition, the Articles provide that WISeKey may grant to members of the Executive Management post-retirement benefits beyond the occupational benefit scheme only if such post-retirement benefits do not exceed 50% of the base salary in the fiscal year immediately preceding the retirement.

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

Board of Directors

The Articles set out the principles for the elements of the compensation of the members of the Board of Directors. The compensation of non-executive members of the Board of Directors consists of a fixed compensation and may consist of additional compensation elements and benefits. The compensation of the executive members of the Board of Directors may consist of fixed and variable compensation. The total compensation shall take into account the position and level of responsibility of the respective member of the Board of Directors. The general meeting of shareholders approves the proposals of the Board of Directors in relation to the maximum aggregate amount of the compensation of the Board of Directors for the term of office until the next annual general meeting of shareholders. Members of the Board of Directors who are WISeKey’s employees do not receive compensation for Board service. Consequently, Carlos Moreira, and John O’Hara, the only members of the Board who are also members of the executive management and/or employees of the WISeKey Group, do not receive compensation for their Board service.

Senior Management

The Articles set out the principles for the elements of the compensation of the members of the Senior Management. The compensation of the members of the Senior Management may consist of fixed and variable compensation elements. Fixed compensation may comprise the base salary and other non-variable compensation elements. Variable compensation may comprise short-term and long-term variable compensation elements. Short-term variable compensation elements may be governed by performance metrics that take into account the achievement of operational, strategic, financial or other objectives, WISeKey’s results, the WISeKey Group or parts thereof and/or individual targets, and the achievement of which is generally measured during a one-year period. Depending on achieved performance, the compensation may amount to a multiplier of target level. Long-term variable compensation elements may be governed by performance metrics that take into account the development of the share price or share performance in absolute terms or in relation to peer groups or indices and/or WISeKey’s results, the WISeKey Group or parts thereof and/or the achievement of operational, strategic, financial or other objectives in absolute terms or in relation to the market, other companies or comparable benchmarks and/or retention elements. An achievement of the objectives will generally be measured over a period of several years. Depending on achieved performance, the compensation may amount to a multiplier of target level. The Board of Directors or, to the extent delegated to it, the Nomination and Compensation Committee will determine the performance metrics and target levels of the short- and long-term variable compensation elements, as well as their achievement. Compensation may be paid in the form of cash, shares, in the form of share-based instruments or units or in the form of other types of benefits. The general meeting of shareholders approves the proposals of the Board of Directors in relation to the maximum aggregate amounts of fixed and variable compensation, respectively, of the Senior Management.

Borrowing Powers

Neither Swiss law nor the Articles restrict in any way WISeKey’s power to borrow and raise funds. The decision to borrow funds is made by or under the direction of the Board of Directors, and no approval by the shareholders is required in relation to any such borrowing.

Repurchases of Shares and Purchases of Own Shares

The CO limits WISeKey’s right to purchase and hold its own shares. WISeKey and its subsidiaries may purchase shares only if and to the extent that (1) WISeKey has freely distributable reserves in the amount of the purchase price; and (2) the aggregate par value of all shares held by WISeKey does not exceed 10% of its share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the articles of association of a company, the foregoing upper limit is 20%. WISeKey currently does not have any transfer restriction in the Articles. If WISeKey owns shares that exceed the threshold of 10% of its share capital, the excess must be sold or cancelled by means of a capital reduction.

Shares held by WISeKey or its subsidiaries are not entitled to vote at the general meeting of shareholders but are entitled to the economic benefits applicable to the shares generally, including dividends and pre-emptive rights in the case of share capital increases.

In addition, selective share repurchases are only permitted under certain circumstances. Within these limitations, as is customary for Swiss corporations, WISeKey may purchase and sell its own shares from time to time in order to meet WISeKey’s obligations under its equity plans, to meet imbalances of supply and demand, to provide liquidity and to even out variances in the market price of shares.

Notification and Disclosure of Substantial Share Interests

Under the applicable provisions of the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 2015, or the Financial Market Infrastructure Act (“FMIA”), persons who directly, indirectly or in concert with other parties acquire or dispose of WISeKey’s shares, purchase rights or obligations relating to WISeKey’s shares (the “Purchase Positions”) or sale rights or obligations relating to WISeKey’s shares (the “Sale Positions”), and thereby, directly, indirectly or in concert with other parties reach, exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 33 1⁄3%, 50% or 66 2⁄3% of WISeKey’s voting rights (whether exercisable or not) must notify WISeKey and the Disclosure Office of the SIX of such acquisition or disposal in writing within four trading days. Within two trading days of the receipt of such notification, WISeKey must publish such information via the SIX’s electronic publishing platform. For purposes of calculating whether a threshold has been reached or crossed, shares and Purchase Positions, on the one hand, and Sale Positions, on the other hand, may not be netted. Rather, the shares and Purchase Positions and the Sale Positions must be accounted for separately and may each trigger disclosure obligations if the respective positions reach, exceed or fall below one of the thresholds. In addition, actual share ownership must be reported separately if it reaches, exceeds or falls below one of the thresholds.

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

WISeKey has an opting-out provision in Article 6 para. 6 of the Articles. Accordingly, an acquirer of Shares is not obliged to make a public offer pursuant to Articles 135 and 163 of the Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading.

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

●
any breach of a director’s duty of loyalty to the corporation or its shareholders;
●
acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
●
statutory liability for unlawful payment of dividends or unlawful stock purchase or redemption; or
●
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

●
by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;
●
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
●
by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or
●
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

●
the duty of care; and
●
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

A director of a Swiss corporation has fiduciary duties primarily to the corporation and must safeguard the interests of the corporation as a whole. These duties comprise:

●
the duty of care; and
●
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

●
one or several shareholders whose combined shareholdings represent 5% of the share capital or the voting rights may ask that a general meeting of shareholders be called for specific agenda items and specific proposals; and
●
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

Removal of directors

A director may resign at any time by notice. Stockholders may remove directors with or without cause, except: (i) if the board is classified, removal is only for cause unless the charter provides otherwise; and (ii) if directors are elected by a class/series or cumulative voting, special rules apply. Qualifications may be set in the charter/bylaws.

A Swiss corporation may remove, with or without cause, any director at any time with a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. The articles of association may require the approval by a qualified majority of the shares represented at a meeting for the removal of a director.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
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

Variation of rights of shares

Changes to stock terms generally require a charter amendment approved by the board and stockholders. A separate class vote is required if an amendment would adversely affect the powers, preferences, or special rights of a class (and, if applicable, of a series, if so provided).

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

out of its surplus; or

in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

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

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
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

C.Material Contracts

COVID-19 Credit Facility with UBS SA

On March 26, 2020, two members of the WISeKey Group, WISeKey International Holding Ltd and WISeKey SA, entered into the COVID-19 loans to borrow funds under the Swiss Government supported COVID-19 Credit Facility with UBS SA. Under the terms of the Agreement, UBS has lent such Group members a total of CHF 571,500. The loans are repayable in full by March 30, 2028, as amended, being the eighth anniversary of the date of deposit of the funds by UBS. Semi-annual repayments have started since March 31, 2022, and will be spread on a linear basis over the remaining term. Full repayment of the loans is permitted at any time. The interest rate is determined by Swiss COVID-19 Law and currently the COVID-19 loans carry an interest rate of 0%. There were no fees or costs attributed to the COVID-19 loans and as such there is no debt discount of debt premium associated with the loan facility.

Under the terms of the loans, the relevant companies are required to use the funds solely to cover the liquidity requirements of the Group. In particular, the WISeKey Group cannot use the funds for the distribution of dividends and directors’ fees as well as the repayment of capital contributions, the granting of active loans; refinancing of private or shareholder loans; the repayment of intra-group loans; or the transfer of guaranteed loans to a group company not having its registered office in Switzerland, whether directly or indirectly linked to applicant.

The outstanding balance on the loans as at December 31, 2024 was CHF 138,700 (USD 152,940).

During the year ended December 31, 2025, the loans accrued interest in a total amount of CHF 728 (USD 919 at closing rate) and WISeKey repaid CHF 46,600 out of the loans, bringing the total repayment to date to CHF 479,400 (USD 605,387 at closing rate). Therefore, as at December 31, 2025, the outstanding balance on the loans was CHF 92,161 (USD 116,381).

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

As at December 31, 2025, a total of 17,060 warrants have been issued for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the GTO Warrants as at December 31, 2025 is 17,060 Class B Shares.

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

As at December 31, 2025, a total of 72,404 warrants (the “Anson Warrants”) have been issued for the acquisition of an equal number of Class B Shares. As a result, the maximum total number of Class B Shares that are issuable under the Anson Warrants as at December 31, 2025 is 72,404 Class B Shares.

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

Agreement for the Subscription of up to $15 million Convertible Notes with Anson

On October 23, 2024, WISeKey entered into a Subscription Agreement for the Subscription of up to $15M Convertible Notes with Anson, pursuant to which Anson committed to grant a loan to WISeKey for up to a maximum amount of USD 15 million divided into tranches of variable sizes, during a commitment period of 24 months ending October 22, 2026. The 2024 Anson Facility plans for an initial tranche USD 1.25 million and subsequent tranches in an aggregate principal amount or aggregate principal amounts to be agreed upon between WISeKey and Anson, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into unsecured convertible notes of USD 100,000 each that bear no interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares upon request by Anson within a period of 12 months from issuance and, in any case, no earlier than 40 days after the tranche closing and no later than at the expiry of the 12 months. For each tranche, the conversion price is determined as the lower of (i) a Fixed Conversion Price set at a premium of 100% to the daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange on the trading day prior to the date of completion of each tranche, and (ii) 94% of the lowest daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date. The conversion of the subscriptions under the 2024 Anson Facility into Class B Shares will dilute the Company’s shareholders’ interest in the Company. During the year ended December 31, 2024, WISeKey made one subscription under the 2024 Anson Facility in an amount of USD 1.25 million, the 2024 Anson Initial Tranche. Anson converted the 2024 Anson Initial Tranche in full, resulting in the delivery of a total of 346,820 WIHN Class B Shares.

During the year ended December 31, 2025, there were no subscriptions or conversions under the 2024 Anson Facility. As at December 31, 2025, there were no unconverted notes, hence a carrying value of USD nil. The outstanding 2024 Anson Facility available was USD 13.75 million.

As at December 31, 2025, the estimated maximum number of Class B Shares deliverable under the 2024 Anson Facility is 882,888 Class B Shares at a conversion price of CHF 12.33 per Class B Share (calculated based on the closing price of a Class B Share on the SIX on December 30, 2025 of CHF 13.12 discounted by 6%).

Note that the actual price at which Anson may convert each tranche under the Anson Facility is subject to change, and, therefore, the number of Class B Shares deliverable to Anson may vary.

Agreement for the Subscription of up to $15 million Convertible Notes with L1

On October 23, 2024, WISeKey entered into a Subscription Agreement for the Subscription of up to $15M Convertible Notes with L1, pursuant to which L1 committed to grant a loan to WISeKey for up to a maximum amount of USD 15 million divided into tranches of variable sizes, during a commitment period of 24 months ending October 22, 2026. The 2024 L1 Facility plans for an initial tranche USD 1.25 million and subsequent tranches in an aggregate principal amount or aggregate principal amounts to be agreed upon between WISeKey and L1, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into unsecured convertible notes of USD 100,000 each that bear no interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares upon request by L1 within a period of 12 months from issuance and, in any case, no earlier than 40 days after the tranche closing and no later than at the expiry of the 12 months. For each tranche, the conversion price is determined as the lower of (i) a Fixed Conversion Price set at a premium of 100% to the daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange on the trading day prior to the date of completion of each tranche, and (ii) 94% of the lowest daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date. The conversion of the subscriptions under the 2024 L1 Facility into Class B Shares will dilute the Company’s shareholders’ interest in the Company. During the year ended December 31, 2024, WISeKey made one subscription under the 2024 L1 Facility in an amount of USD 1.25 million, the 2024 L1 Initial Tranche. L1 converted a total of USD 1,24 million out of the 2024 L1 Initial Tranche, resulting in the delivery of a total of 344,598 WIHN Class B Shares.

During the year ended December 31, 2025, there were no subscriptions or conversions under the 2024 L1 Facility. A debt discount charge of USD 903 was amortized to the income statement. As at December 31, 2025, convertible notes in an aggregate amount of USD 10,000 remained unconverted and the debt discount was fully amortized, hence a carrying value of USD 10,000. The outstanding 2024 L1 Facility available was USD 13.75 million.

As at December 31, 2025, the estimated maximum number of Class B Shares deliverable under the 2024 L1 Facility is 883,530 Class B Shares at a conversion price of CHF 12.33 per Class B Share (calculated based on the closing price of a Class B Share on the SIX on December 30, 2025 of CHF 13.12 discounted by 6%).

Note that the actual price at which L1 may convert each tranche under the L1 Facility is subject to change, and, therefore, the number of Class B Shares deliverable to L1 may vary.

OISTE Collaboration Agreement

Our subsidiary, WISeKey SA and the Organisation Internationale pour la Sécurité de Transactions Electroniques (OISTE), a foundation created under Swiss law, entered into a cooperation agreement, dated June 20, 2018 (OISTE Collaboration Agreement), which amended and restated prior agreements between WISeKey and OISTE. Under the terms of the OISTE Collaboration Agreement, WISeKey is granted a worldwide license to commercialize its Root Global Cryptographic Key Pairs or Root of Trust. Roots of Trust (RoT) is a set of functions in the trusted computing module of a computer’s operating system (OS). The RoT serves as separate computing engine controlling the trusted computing platform cryptographic processor on the PC or mobile device it is embedded in. The OISTE RoT was created in 1999 as part of a partnership with the International Telecommunication Union which is the International UN organization in charge of standards used on the Internet, IoT and mobile networks.

WISeKey uses the OISTE RoT to provide trust to its digital identity technology used to authenticate users, and encrypt and decrypt messages among users. It is also used for WISeKey’s Certify ID and WISeID technology to provide Digital Certificates for people, servers and IoT objects by providing certification technology and services in conformity with OISTE directives and standards. The OISTE RoT is audited annually by webtrust.org. The OISTE Foundation owns and regulates the “OISTE Global Trust Model”, which includes as “Root of Trust” a number of Root Certification Authorities|, globally recognized. OISTE delegates to the Swiss company, WISeKey SA, the operation of the systems and infrastructures supporting the Trust Model. The OISTE Foundation doesn’t issue certificates to end subscribers, but grants to WISeKey a license as subordinate certification authority, allowing the delivery of Trust Services for Persons, Applications and Objects. In return for this license, WISeKey agrees to pay a license fee and a royalty fee to OISTE. In addition, the OISTE Collaboration Agreement delegates to WISeKey the technical management of the OISTE Root Global Cryptographic Key pairs, the OISTE global Root Certification Authority as well as its Digital Certificates, including the safekeeping of the OISTE Root Global Cryptographic Key Pairs in WISeKey’s data center bunker. In return for this management service, WISeKey is paid a management fee by OISTE.

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

SEALSQ Registered Direct Offerings

First Registered Direct Offering

Securities Purchase Agreement

On December 12, 2024, SEALSQ entered into a Securities Purchase Agreement (the “First Purchase Agreement”) with certain investors, pursuant to which SEALSQ agreed to sell and issue 7,692,308 ordinary shares to the investors at a purchase price of US$1.30 per ordinary share, in a registered direct offering (the “First RDO”). The closing of the First RDO occurred on December 16, 2024 (the “First RDO Closing Date”), subject to customary closing conditions.

The gross proceeds to SEALSQ from the First RDO were approximately $10,000,000.00, before deducting the placement agent’s fees and other estimated offering expenses payable by SEALSQ.

The First RDO was made pursuant to SEALSQ’s existing shelf registration statement on Form F-3 (File No. 333-283358), which was declared effective on November 27, 2024 by the SEC (the “Shelf Registration Statement”). A prospectus supplement to the Shelf Registration Statement was filed with the Commission on December 16, 2024.

Pursuant to the First Purchase Agreement, SEALSQ agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares or file any registration statement or prospectus, or any amendment or supplement thereto until the earlier of (i) 90 days after the Note Tranche Closing (as defined below) or (ii) March 31, 2025, subject to certain exceptions, without the prior consent of the investors.

In addition, SEALSQ agreed not to effect or enter into an agreement to effect any issuance of ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares involving a Variable Rate Transaction (as defined in the First Purchase Agreement) until 180 days after the Note Tranche Closing (as defined below), subject to certain exceptions.

Further, SEALSQ agreed that the terms of the warrants issued by SEALSQ to the investors prior to the date hereof (each a “Prior Warrant” and collectively the “Prior Warrants”) will be modified, as of the First RDO Closing Date, as follows: (a) lowering of the exercise price of each Prior Warrant to $2.00 per ordinary share, and (b) increase in the quantity of each Prior Warrant such that the aggregate exercise price of the Prior Warrant equals the aggregate exercise price on the issuance date. Further, SEALSQ agreed that if SEALSQ and the investors do not close an additional convertible note tranche in an aggregate principle amount of $10.0 million pursuant to that certain securities purchase agreement, dated July 11, 2023, as amended, by January 16, 2025 (the “Note Tranche Closing”), then the reset above shall be based on the lowering of the exercise price to $1.00 per ordinary share (and also a corresponding increase in quantity of warrants as per (b) above).

Placement Agency Agreement

On December 12, 2024, SEALSQ any entered into a placement agency agreement (the “First RDO Placement Agency Agreement”) with Maxim Group LLC (the “Placement Agent”), pursuant to which SEALSQ agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the aggregate gross proceeds received by SEALSQ from the sale of the ordinary shares in the First RDO. SEALSQ also agreed to reimburse the Placement Agent for up to $40,000.00 in accountable expenses, including the Placement Agent’s legal counsel’s fees.

Second Registered Direct Offering

Securities Purchase Agreement

On December 16, 2024, SEALSQ entered into a Second Securities Purchase Agreement (the “Second Purchase Agreement”) with certain investors, pursuant to which SEALSQ agreed to sell and issue 13,157,896 ordinary shares to the investors at a purchase price of US$1.90 per ordinary share, in a registered direct offering (the “Second RDO”). The closing of the Second RDO occurred on December 17, 2024, subject to customary closing conditions.

The gross proceeds to SEALSQ from the Offering were approximately $25,000,000.00, before deducting the placement agent’s fees and other estimated offering expenses payable by SEALSQ.

The Second RDO was made pursuant to SEALSQ’s Shelf Registration Statement. A prospectus supplement to the Shelf Registration Statement was filed with the Commission on or around December 17, 2024.

Pursuant to the Second Purchase Agreement, SEALSQ agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares or file any registration statement or prospectus, or any amendment or supplement thereto until the earlier of (i) the Note Tranche Closing, or (ii) March 31, 2025, subject to certain exceptions, without the prior consent of the investors. The investors agreed that the aforementioned standstill provision, which is also set forth in the First Purchase Agreement would not apply to the transactions contemplated by the Second Purchase Agreement.

In addition, SEALSQ agreed not to effect or enter into an agreement to effect any issuance of ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares involving a Variable Rate Transaction (as defined in the Second Purchase Agreement) until 180 days after the Note Tranche Closing, subject to certain exceptions.

Further, SEALSQ agreed that the offering and sale of the ordinary shares to the investors pursuant the Second Purchase Agreement shall not result in the lowering of the exercise price of the warrants issued by SEALSQ to the investors prior to the date hereof below US$2.00 per share.

Placement Agency Agreement

On December 16, 2024, SEALSQ entered into a second placement agency agreement (the “Second Placement Agency Agreement”) with the Placement Agent, pursuant to which SEALSQ agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the aggregate gross proceeds received by SEALSQ from the sale of the ordinary shares in the Second RDO. The Company also agreed to reimburse the Placement Agent for up to $40,000.00 in accountable expenses, including the Placement Agent’s legal counsel’s fees.

Third Registered Direct Offering

Securities Purchase Agreement

On December 17, 2024, SEALSQ entered into a Third Securities Purchase Agreement (the “Third Purchase Agreement”) with certain investors, pursuant to which SEALSQ agreed to sell and issue 13,157,896 ordinary shares to the investors at a purchase price of US$1.90 per ordinary share, in a registered direct offering (the “Third RDO”). The closing of the Third RDO occurred on December 19, 2024 (the “Third RDO Closing Date”), subject to customary closing conditions.

The gross proceeds to SEALSQ from the Third RDO were approximately $25,000,000.00, before deducting the placement agent’s fees and other estimated offering expenses payable by SEALSQ.

The Third RDO was made pursuant to SEALSQ’s Shelf Registration Statement. A prospectus supplement to the Shelf Registration Statement was filed with the Commission on December 19, 2024.

Pursuant to the Third Purchase Agreement, SEALSQ agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of, any ordinary shares of SEALSQ or any securities convertible into or exercisable or exchangeable for ordinary shares or file any registration statement or prospectus, or any amendment or supplement thereto until the earlier of (i) the Note Tranche Closing, or (ii) March 31, 2025, subject to certain exceptions, without the prior consent of the investors. The investors agreed that the aforementioned standstill provisions, which are also set forth in the First and Second Purchase Agreements would not apply to the transactions contemplated by the Third Purchase Agreement.

In addition, SEALSQ agreed not to effect or enter into an agreement to effect any issuance of ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares involving a Variable Rate Transaction (as defined in the Third Purchase Agreement) until 180 days after the Note Tranche Closing, subject to certain exceptions.

Further, SEALSQ agreed that the offering and sale of the ordinary shares to the investors pursuant the Third Purchase Agreement shall not result in the lowering of the exercise price of the warrants issued by SEALSQ to the investors prior to the date hereof below $2.00 per share.

Placement Agency Agreement

On December 17, 2024, SEALSQ entered into a third placement agency agreement (the “Third Placement Agency Agreement”) with the Placement Agent, pursuant to which SEALSQ agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the aggregate gross proceeds received by SEALSQ from the sale of the ordinary shares in the Third RDO. The Company also agreed to reimburse the Placement Agent for up to $40,000.00 in accountable expenses, including the Placement Agent’s legal counsel’s fees.

Warrant Inducement Agreement

On December 30, 2024, SEALSQ entered into a letter agreement (the “Warrant Inducement Agreement”) with the holders of all of its outstanding warrants in order to provide the holders with an opportunity to exercise such warrants to purchase SEALSQ ordinary shares, at a reduced exercise price and to receive additional ordinary shares upon exercise of such warrants, in each case prior to the Exercise Date (as defined below).

Under the Warrant Inducement Agreement, SEALSQ agreed to reduce the exercise price per ordinary share issuable upon exercise of the Prior Warrants to purchase warrant shares (“Prior Warrant Shares”), in each case from $2.00 to $1.65 per Prior Warrant Share payable in cash provided that the holders exercise the Prior Warrants on or prior to 5:00 p.m. (New York Time) January 3, 2025 (the “Exercise Date”). In addition, because the Warrants were exercised by the Exercise0Da te, the number of Prior Warrant Shares issuable upon the exercise of the Prior Warrants was increased such that the aggregate exercise price payable upon the exercise of such Prior Warrants after taking into account the decrease in exercise price of such Prior Warrants was equal to the aggregate exercise price of such Prior Warrants prior to such adjustment. As a result, the first tranche warrants issued on July 11, 2023 were exercised by the Exercise Date and 4,469,382 Prior Warrant Shares were issued; the second tranche warrants issued on January 9, 2024 were exercised by the Exercise Date and 3,033,159 Prior Warrant Shares were issued; the third tranche warrants issued on March 1, 2024 were exercised by the Exercise Date and 2,821,498 Prior Warrant Shares were issued.

Under the Warrant Inducement Agreement, SEALSQ and the holders agreed to waive the obligations of SEALSQ and the holders as set forth in (i) Section 4.19 of the First Purchase Agreement, by and among SEALSQ and the Investors, to close an additional convertible note tranche in an aggregate principal amount of $10.0 million pursuant to that certain securities purchase agreement, dated July 11, 2023, as amended, by January 16, 2025, and (ii) Section 4.15 in each of the securities purchase agreements, dated as of December 12, 2024, December 16, 2024 and December 17, 2024, by and among SEALSQ and the Investors.

The offering of ordinary shares to be issued to the holders upon exercise of the Prior Warrants was made pursuant to SEALSQ’s Shelf Registration Statement. A prospectus supplement to the Registration Statement was filed with the Commission on January 2, 2025.

Fourth Registered Direct Offering

Securities Purchase Agreement

On May 5, 2025, SEALSQ entered into a Securities Purchase Agreement (the “Fourth Purchase Agreement”) with several institutional investors named therein (the “4th RDO Investors”), pursuant to which SEALSQ agreed to sell and issue 10,000,000 ordinary shares to the 4th RDO Investors at a purchase price of US$2.00 per ordinary share, in a registered direct offering (the “4th RDO Offering”). The closing of the registered direct offering is expected to occur on May 6, 2025 (the “4th RDO Closing Date”), subject to customary closing conditions.

The gross proceeds to SEALSQ from the 4th RDO Offering were approximately $20,000,000.00, before deducting the placement agent’s fees and other estimated offering expenses payable by SEALSQ.

The Offering was made pursuant to SEALSQ’s existing shelf registration statement on Form F-3 (File No. 333-286098), which was declared effective on April 2, 2025 by the SEC (the “2025 Shelf Registration Statement”). A prospectus supplement to the 2025 Shelf Registration Statement was filed with the SEC on or around the 4th RDO Closing Date.

Pursuant to the terms of the Fourth Purchase Agreement, until sixty (60) days after the 4th RDO Closing Date, SEALSQ may not issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ordinary shares or ordinary share equivalents, effect or enter into an agreement to effect any issuance of ordinary shares or ordinary share equivalents, or, file any registration statement or any amendment or supplement thereto, in each case, subject to certain exceptions, without the prior consent of the 4th RDO Investors. The preceding sentence shall not apply to the issuance of, or registration statements with respect to (a) ordinary shares or options issued pursuant to any stock option plan, and (b) following the date which is ten (10) days after the 4th RDO Closing Date, the entering into an agreement and the making of applicable filings with respect to an at-the-market offering facility (the “ATM Facility”) provided, however, that (x) during the period beginning on date which is ten (10) days after the date of the initial launch date of date of the ATM Facility and ending on the date which is forty five (45) days after the initial launch date of the ATM Facility, SEALSQ may sell ordinary shares pursuant to the ATM Facility for a purchase price that is equal to or greater than $2.52 per ordinary share, and (y) during the period beginning on date which is forty six (46) days after the date of the initial launch date of date of ATM Facility and ending on the date which is sixty (60) days after the initial launch date of the ATM Facility, SEALSQ may sell ordinary shares pursuant to the ATM Facility for a purchase price that is equal to or greater than $2.31 per ordinary share.

In addition, SEALSQ agreed not to issue, or enter into any agreement to issue, any ordinary shares of SEALSQ or “ordinary share Equivalents” involving a “Variable Rate Transaction” (each as defined in the Fourth Purchase Agreement), provided, however, that notwithstanding the foregoing, SEALSQ may enter into the ATM Facility at any time following the date which is ten (10) days after the 4th RDO Closing Date and, subject to the restrictions set forth in the paragraph above, may sell ordinary shares pursuant to the ATM Facility.

Further, SEALSQ has agreed that until the date that is the twenty four (24) month anniversary of the execution date of the Fourth Purchase Agreement, upon any issuance by SEALSQ or any of its subsidiaries of ordinary shares or securities exercisable for or convertible into ordinary shares for cash consideration, indebtedness or a combination of units thereof (a “Subsequent Financing”), the investors have the right to participate (on a pro rata basis based upon the number of ordinary shares purchased by each Purchaser pursuant to the Fourth Purchase Agreement) in up to an amount of the Subsequent Financing equal to 30% of the Subsequent Financing (the “Participation Maximum”) on the same terms, conditions and price provided for in the Subsequent Financing. This participation right shall not apply in respect of certain issuances pursuant to SEALSQ’s stock option plan, any business acquisition (excluding any such transaction entered into primarily to raise capital), or the ATM Facility.

Placement Agency Agreement

On May 5, 2025, SEALSQ entered into an agency agreement (the “Fourth Placement Agency Agreement”) with the Placement Agent, pursuant to which SEALSQ agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the aggregate gross proceeds received by SEALSQ from the sale of the ordinary shares in the 4th RDO Offering. The Company also agreed to reimburse the Placement Agent for up to $40,000.00 in accountable expenses, including the Placement Agent’s legal counsel’s fees.

Fifth Registered Direct Offering

Securities Purchase Agreement

On July 14, 2025, SEALSQ entered into a securities purchase agreement (the “Fifth Purchase Agreement”) with several institutional investors named therein (the “5th RDO Investors”), pursuant to which SEALSQ agreed to sell and issue (i) 15,000,000 ordinary shares, (ii) Class A warrants to purchase up to 15,000,000 ordinary shares on or prior to the date that is seven years after the date such warrants are issued (the “Class A Warrants”), (iii) up to 15,000,000 ordinary shares issuable upon the exercise of the Class A Warrants, (iv) Class B warrants to purchase up to 15,000,000 ordinary shares on or prior to the date that is seven years after the date such warrants are issued (the “Class B Warrants”, and together with the “Class A Warrants”, the “5th RDO Warrants”), and (v) up to 15,000,000 ordinary shares issuable upon the exercise of the Class B Warrants, in a registered direct offering (the “5th RDO Offering”). Each ordinary share sold in the 5th RDO Offering will be accompanied by one Class A Warrant and one Class B Warrant at a combined offering price of $4.00. Each 5th RDO Warrant is exercisable for one ordinary share at an exercise price of $4.60 per ordinary share. The closing of the 5th RDO Offering occurred on July 15, 2025, subject to customary closing conditions.

The gross proceeds to SEALSQ from the 5th RDO Offering were approximately $60,000,000.00, before deducting the placement agent’s fees and other estimated offering expenses payable by SEALSQ.

The 5th RDO Offering was made pursuant to SEALSQ’s existing 2025 Shelf Registration Statement. A prospectus supplement to the 2025 Registration Statement is expected to be filed with the Commission on or around July 15, 2025 (the “5th RDO Closing Date”).

Placement Agency Agreement

On July 14, 2025, SEALSQ entered into a placement agency agreement (the “Fifth Placement Agency Agreement”) with the Placement Agent, pursuant to which SEALSQ agreed to pay the Placement Agent an aggregate fee equal to 7% of the aggregate gross proceeds received by SEALSQ from the sale of the ordinary shares and 4th RDO Warrants in the 5th RDO Offering. The Company also agreed to reimburse the Placement Agent for up to $40,000 in accountable expenses, including the Placement Agent’s legal counsel’s fees.

Warrants

The Class A Warrants and Class B Warrants will each be issued as individual warrant instruments to the investors. The Class A Warrants and the Class B Warrants are identical in terms of 5th RDO Warrant holders’ rights and SEALSQ’s obligations thereunder except for the put right granted to holders of Class A Warrants described below under “Fundamental transactions”.

Exercisability and duration

Each of the 5th RDO Warrants is exercisable immediately on or after the issuance date and at any time prior to 5:00 p.m., New York City time, on July 15, 2032 (the “5th RDO Expiration Date”) for the purchase of ordinary shares (the “5th RDO Warrant Shares”). The 5th RDO Warrants are exercisable via “cashless” exercise in the absence of an effective registration statement registering the issuance of the 5th RDO Warrant Shares to the 5th RDO Warrant holders.

Exercise Price

The exercise price per ordinary share purchasable upon the exercise of the 5th RDO Warrants is $4.60 per ordinary share. The exercise price of the 5th RDO Warrants and the number of ordinary shares issuable upon exercise are subject to applicable adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting SEALSQ’s ordinary shares.

Fractional shares

No fractional ordinary shares are to be issued upon the exercise of 5th RDO Warrants. In lieu of a fractional ordinary share, SEALSQ will, upon exercise, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round up to the nearest whole number the number of ordinary shares to be issued upon such exercise.

Exercise limitations

A holder will not have the right to exercise any portion of the 5th RDO Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the total number of issued and outstanding ordinary shares immediately after giving effect to such exercise except that upon at least 61 days’ prior notice from the holder to SEALSQ, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s 5th RDO Warrants up to 9.99% of the number of ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the 5th RDO Warrants

Transferability

Subject to applicable laws, 5th RDO Warrants may be offered for sale, sold, transferred or assigned without SEALSQ’s consent.

Antidilution and other adjustments

The exercise price of the 5th RDO Warrants and the number of shares of ordinary shares issuable upon exercise of the 5th RDO Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting SEALSQ’s ordinary shares. The holders of 5th RDO Warrants have the right to participate on an as-exercised basis in certain distributions to holders of SEALSQ’s ordinary shares.

Fundamental transactions

Under the 5th RDO Warrants, SEALSQ has agreed that upon consummation of a Fundamental Transaction (as defined below), then, upon any subsequent exercise of the 5th RDO Warrants, the holder shall have the right to receive, for each 5th RDO Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the holder, the number of shares of common equity of the successor or acquiring corporation or of SEALSQ, if it is the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of ordinary shares for which such 5th RDO Warrant is exercisable immediately prior to such Fundamental Transaction.

Notwithstanding the foregoing, SEALSQ or any successor entity shall, at the option of a holder of a Class A Warrant exercisable at any time concurrently with, or within thirty (30) days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase the Class A Warrant from the Class A Warrant holder by paying to such holder an amount of cash equal to the Black Scholes Value (as hereinafter defined) of the remaining unexercised portion of the Class A Warrant on the date of the consummation of such Fundamental Transaction.

For the purposes of the foregoing description:

“Fundamental Transaction” means a transaction in which (i) SEALSQ, directly or indirectly, in one or more related transactions effects any merger or consolidation of SEALSQ with or into another Person, (ii) SEALSQ or any Subsidiary, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by SEALSQ or another Person) is completed pursuant to which holders of ordinary shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of greater than 50% of the outstanding ordinary shares or greater than 50% of the voting power of the common equity of SEALSQ, (iv) SEALSQ, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the ordinary shares or any compulsory share exchange pursuant to which the ordinary shares are effectively converted into or exchanged for other securities, cash or property, or (v) SEALSQ, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires greater than 50% of the outstanding ordinary shares or greater than 50% of the voting power of the common equity of SEALSQ. Notwithstanding the foregoing, a Fundamental Transaction shall not include (i) any merger of SEALSQ, parent of SEALSQ or any of their, direct or indirect, consolidated subsidiaries with or into any of the foregoing Persons, (ii) any reorganization, recapitalization or reclassification of the ordinary shares in which holders of SEALSQ’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respects, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification, or (iii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of SEALSQ or any of its Subsidiaries.

“Black Scholes Value” means the value of the Class A Warrant based on the Black-Scholes Option Pricing Model obtained from the “OV” function on Bloomberg determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable contemplated Fundamental Transaction and the Expiration Date, (B) an expected volatility equal to the greater of (1) the 30 day volatility, (2) the 100 day volatility or (3) the 365 day volatility, each of clauses (1)-(3) as obtained from the HVT function on Bloomberg (determined utilizing a 365 day annualization factor) as of the Trading Day immediately following the public announcement of the applicable contemplated Fundamental Transaction, and (4) 100%, (C) the underlying price per share used in such calculation shall be the greater of (i) the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (ii) the highest VWAP during the period beginning in the Trading Day immediately preceding the public announcement of the applicable contemplated Fundamental Transaction and ending on the close of business on the date that the Fundamental Transaction is consummated (provided that if the consummation of the applicable Fundamental Transaction occurs prior to the public announcement of the Fundamental Transaction, (ii) shall be equal to the highest VWAP during the period beginning on the Trading Day immediately prior the consummation of the applicable Fundamental Transaction and ending on the close of business on the date that the Fundamental Transaction is announced), (D) a remaining option time equal to the time between the date of the public announcement of the applicable contemplated Fundamental Transaction and the Termination Date and (E) a zero cost of borrow.

No rights as a shareholder

Except as provided in the 5th RDO Warrant, the holder of a 5th RDO Warrant, solely in its capacity as holder of a 5th RDO, does not have the rights of a holder of ordinary shares including any voting rights, prior to the issuance to the holder of the ordinary shares it is then entitled to receive upon the due exercise of a 5th RDO Warrant.

Exchange listing

SEALSQ does not plan on applying to list the 5th RDO Warrants on The Nasdaq Capital Market, any other national securities exchange, or any other nationally recognized trading system.

Warrant Inducement Agreement

On October 5, 2025, SEALSQ entered into a letter agreement (the “Second Warrant Inducement Agreement”) with the holders (the “Class A Investors”) of Class A Warrants, whereby in consideration for exercising in full all of the existing Class A Warrants held by such Class A Investors at the exercise price per Class A Warrant share as set forth in Class A Warrants of $4.60 (the “Class A Warrant Exercise”), SEALSQ agreed to (i) amend the Class A Warrants to provide for the issuance of ordinary shares, or Pre-funded Warrants (the “Pre-funded Warrants”), at the option of the holder, if, as a result of the exercise of the Class A Warrants, the holder’s beneficial ownership of the ordinary shares would exceed such holder’s beneficial ownership blocker election as set forth in its Class A Warrant immediately following such exercise, and (ii) issue registered Class C Warrants to the Class A Investors (the “Class C Warrants” and together with the Pre-funded Warrants, the “Inducement Warrants”) to purchase up to 26,250,000 ordinary shares (175% of the number of ordinary shares or Pre-funded Warrants issued pursuant to the Warrant Exercise) (the “Inducement Transaction”). The Inducement Transaction was made pursuant to SEALSQ’s existing 2025 Shelf Registration Statement. A prospectus supplement to the Registration Statement was filed with the SEC on or around October 7, 2025. The purchase price of each Pre-funded Warrant is equal to the exercise price of $4.60 per ordinary share, minus $0.0001. Each Pre-funded Warrant is exercisable for one ordinary share at $0.0001 per ordinary share (subject to applicable adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting SEALSQ’s ordinary shares) and the Pre-funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-funded Warrants are exercised in full.

The Class C Warrants entitle the holders to purchase up to a number of ordinary shares equal to 175% of the number of ordinary shares or Pre-funded Warrants issued pursuant to the Class A Warrant Exercise, or 26,250,000 ordinary shares (subject to applicable adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting SEALSQ’s ordinary shares). Each Class C Warrant is exercisable immediately on or after October 7, 2025 and at any time prior to 5:00 p.m., New York City time, on October 7, 2032, and has an exercise price per ordinary share equal to $5.10.

The following is a brief summary of certain terms and conditions of the Inducement Warrants.

Fractional shares

No fractional ordinary shares are to be issued upon the exercise of the Inducement Warrants. In lieu of a fractional ordinary share, SEALSQ will, upon exercise, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round up to the nearest whole number the number of ordinary shares to be issued upon such exercise.

Exercise limitations

A holder will not have the right to exercise any portion of the Inducement Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99%, at the election of the holder) of the total number of issued and outstanding ordinary shares immediately after giving effect to such exercise, except that upon at least 61 days’ prior notice from the holder to SEALSQ, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Inducement Warrants up to 9.99% of the number of ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Inducement Warrants.

Transferability

Subject to applicable laws, the Inducement Warrants may be offered for sale, sold, transferred or assigned without SEALSQ’s consent.

Fundamental transactions

Under the Inducement Warrants, SEALSQ has agreed that upon consummation of a Fundamental Transaction (as defined above), then, upon any subsequent exercise of the Inducement Warrants, the holder shall have the right to receive, for each ordinary share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the holder, the number of shares of common equity of the successor or acquiring corporation or of SEALSQ, if it is the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of ordinary shares for which such Inducement Warrant is exercisable immediately prior to such Fundamental Transaction.

No rights as a shareholder

Except as provided in the Inducement Warrants, the holder of a Inducement Warrant, solely in its capacity as holder of a Inducement Warrant, does not have the rights of a holder of ordinary shares including any voting rights, prior to the issuance to the holder of the ordinary shares which it is then entitled to receive upon the due exercise of a Inducement Warrant.

Exchange listing

SEALSQ does not plan on applying to list the Inducement Warrants on The Nasdaq Capital Market, any other national securities exchange, or any other nationally recognized trading system.

Warrant Inducement Agent

Maxim Group LLC acted as warrant inducement agent and as a financial advisor in connection with the transaction (the “Warrant Inducement Agent”). SEALSQ agreed to pay the Warrant Inducement Agent a fee equal to 5.0% of the total proceeds received from the exercise of any and all of the Class A Warrants and the Inducement Warrants until November 5, 2025 (the “Fee”). The Fee was not payable with respect to Class A Warrants or Inducement Warrants exercised at their original exercise price and with respect to which SEALSQ did not offer the holders of the Class A Warrants or Inducement Warrants any additional consideration for such exercise. SEALSQ also agreed to reimburse the Warrant Inducement Agent up to $10,000.00 for the reasonable expenses incurred in connection with its engagement.

Sixth Registered Direct Offering and Concurrent Private Placement

Securities Purchase Agreement

On October 15, 2025, SEALSQ entered into a securities purchase agreement (the “Sixth Purchase Agreement”) with several institutional investors named therein (the “6th RDO Investors”) pursuant to which SEALSQ agreed to sell and issue in a registered direct offering (the “6th RDO”) to the 6th RDO Investors 12,640,000 ordinary shares at an offering price of $7.50 per share.

The Registered Offering was made pursuant to SEALSQ’s existing 2025 Shelf Registration Statement and the Registration Statement on Form F-3 MEF (File No. 333-290874), filed by SEALSQ with the SEC under the Securities Act pursuant to Rule 462(b) thereunder on October 15, 2025 (the “Supplemental Registration Statement,” and together with the Initial Registration Statement, the “MEF Registration Statement”). A prospectus supplement to the MEF Registration Statement was filed with the Commission on or around October 16, 2025.

In a concurrent private placement pursuant to the Sixth Purchase Agreement (the “Concurrent Private Placement,” and together with the 6th RDO, the “6th RDO Offering”), SEALSQ agreed to sell to the 6th RDO Investors (i) unregistered Pre-funded Warrants to purchase up to 14,026,666 ordinary shares (the “Unregistered Pre-funded Warrants”) and (ii) unregistered Class D Warrants to purchase up to 53,333,332 ordinary shares (the “Class D Warrants,” and together with the Unregistered Pre-funded Warrants, the “Private Warrants”) at a combined offering price of $7.50 per Unregistered Pre-funded Warrant and accompanying Class D Warrants.

The Class D Warrants will be exercisable immediately upon issuance, and have a term of exercise of seven (7) years from the issuance date and an exercise price per share equal to $9.25. Each Unregistered Pre-funded Warrant is exercisable for one ordinary share at $0.0001 per ordinary share. The Unregistered Pre-funded Warrants are immediately exercisable and may be exercised at any time until all of the Unregistered Pre-funded Warrants are exercised in full. The exercise price of the Private Warrants and the number of ordinary shares issuable upon exercise of the Private Warrants are subject to applicable adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting SEALSQ’s ordinary shares.

The Private Warrants and the ordinary shares issuable upon the exercise of the Private Warrants were offered in the Concurrent Private Placement pursuant to the exemption under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder and have not been registered under the Securities Act, or applicable state securities laws. Accordingly, the Private Warrants and the ordinary shares issuable upon the exercise of the Private Warrants may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. Pursuant to the Purchase Agreement, SEALSQ has agreed to file one or more registration statements with the SEC covering the resale of the ordinary shares issuable upon exercise of the Private Warrants.

The gross proceeds to SEALSQ from the 6th RDO Offering were approximately $200,000,000.00, before deducting the placement agent’s fees and other estimated offering expenses payable by SEALSQ.

The closing of the 6th RDO Offering occurred around October 16, 2025, subject to customary closing conditions.

The following is a brief summary of certain terms and conditions of the Private Warrants.

Fractional shares

No fractional ordinary shares are to be issued upon the exercise of the Private Warrants. In lieu of a fractional ordinary share, SEALSQ will, upon exercise, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round up to the nearest whole number the number of ordinary shares to be issued upon such exercise.

Exercise limitations

A holder will not have the right to exercise any portion of the Private Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99%, at the election of the holder) of the total number of issued and outstanding ordinary shares immediately after giving effect to such exercise, except that upon at least 61 days’ prior notice from the holder to SEALSQ, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Private Warrants up to 9.99% of the number of ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Private Warrants.

Transferability

Subject to applicable laws, the Private Warrants may be offered for sale, sold, transferred or assigned without SEALSQ’s consent.

Fundamental transactions

Under the Private Warrants, SEALSQ has agreed that upon consummation of a Fundamental Transaction (as defined above), then, upon any subsequent exercise of the Private Warrants, the holder shall have the right to receive, for each ordinary share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the holder, the number of shares of common equity of the successor or acquiring corporation or of SEALSQ, if it is the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of ordinary shares for which such Warrant is exercisable immediately prior to such Fundamental Transaction.

No rights as a shareholder

Except as provided in the Private Warrants, the holder of a Private Warrant, solely in its capacity as holder of a Private Warrant, does not have the rights of a holder of ordinary shares including any voting rights, prior to the issuance to the holder of the ordinary shares which it is then entitled to receive upon the due exercise of a Private Warrant.

Exchange listing

SEALSQ does not plan on applying to list the Private Warrants on The Nasdaq Capital Market, any other national securities exchange, or any other nationally recognized trading system.

Sixth Placement Agency Agreement

On October 15, 2025, SEALSQ entered into a placement agency agreement (the “Sixth Placement Agency Agreement”) with the Placement Agent, pursuant to which SEALSQ agreed to pay the Placement Agent an aggregate fee equal to 6.0% of the aggregate gross proceeds received by SEALSQ from the sale of the ordinary shares and Private Warrants in the 6th RDO Offering. The Company also agreed to reimburse the Placement Agent for up to $100,000.00 in accountable expenses, including the Placement Agent’s legal counsel’s fees.

Seventh Registered Direct Offering and Concurrent Private Placement

Securities Purchase Agreement

On March 15, 2026, SEALSQ entered into a securities purchase agreement (the “Purchase Agreement”) with several institutional investors named therein (the “7th RDO Investors”), pursuant to which SEALSQ agreed to sell and issue (i) 22,913,630 ordinary shares, (ii) Pre-Funded Warrants to purchase up to 7,500,000 ordinary shares (the “March 2026 Pre-Funded Warrants”), (iii) 7,500,000 ordinary shares issuable upon the exercise of the March 2026 Pre-Funded Warrants, (iv) Class E Warrants to purchase up to 60,827,260 ordinary shares (the “Class E Warrants”, and together with the March 2026 Pre-Funded Warrants, the “7th RDO Warrants”), and (v) 60,827,260 ordinary shares issuable upon the exercise of the Class E Warrants, in a registered direct offering (the “7th RDO”). The closing of the 7th RDO occurred on or about March 17, 2026, subject to customary closing conditions.

The 7th RDO was made pursuant to SEALSQ’s existing shelf registration statement on Form F-3ASR (File No. 333-290963), which was filed with the Commission (the “F-3ASR Registration Statement”), and became effective, on October 20, 2025. A prospectus supplement to the F-3 ASR Registration Statement was filed with the Commission pursuant to Rule 424(b)(5) on March 17, 2026.

The gross proceeds to SEALSQ from the 7th RDO were approximately US$125 million before deducting the placement agent’s fees and other estimated offering expenses payable by SEALSQ.

The following is a brief summary of certain terms and conditions of the 7th RDO Warrants.

Exercisability and duration

Each of the Class E Warrants is exercisable immediately on or after the issuance date and at any time prior to 5:00 p.m., New York City time, on March 17, 2033 for the purchase of ordinary shares (the “Class E Warrant Shares”). The Class E Warrants are exercisable via “cashless” exercise in the absence of an effective registration statement registering the issuance of the Class E Warrant Shares to the Class E Warrant holders.

The March 2026 Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

Exercise Price

The exercise price per ordinary share purchasable upon the exercise of the Class E Warrants is $5.50 per ordinary share.

The exercise price per ordinary share upon the exercise of the March 2026 Pre-Funded Warrants is $0.0001 per ordinary share. The aggregate exercise price of the March 2026 Pre-Funded Warrants of $4.1099 per ordinary share, except for the nominal exercise price of $0.0001 per March 2026 Pre-Funded Warrant Share, will be pre-funded to SEALSQ at the closing of the 7th RDO.

The exercise price of the 7th RDO Warrants and the number of ordinary shares issuable upon exercise are subject to applicable adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting SEALSQ’s ordinary shares.

Fractional shares

No fractional ordinary shares are to be issued upon the exercise of 7th RDO Warrants. In lieu of a fractional ordinary share, SEALSQ will, upon exercise, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round up to the nearest whole number the number of ordinary shares to be issued upon such exercise.

Exercise limitations

A holder will not have the right to exercise any portion of the 7th RDO Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99% at the election of the holder; one holder has already elected the 9.99%) of the total number of issued and outstanding ordinary shares immediately after giving effect to such exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s 7th RDO Warrants up to 9.99% of the number of ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the 7th RDO Warrants.

Transferability

Subject to applicable laws, 7th RDO Warrants may be offered for sale, sold, transferred or assigned without SEALSQ’s consent.

Antidilution and other adjustments

The exercise price of the 7th RDO Warrants and the number of shares of ordinary shares issuable upon exercise of the 7th RDO Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting SEALSQ’s ordinary shares. The holders of 7th RDO Warrants have the right to participate on an as-exercised basis in certain distributions to holders of SEALSQ’s ordinary shares.

Fundamental transactions

Under the 7th RDO Warrants, SEALSQ has agreed that upon consummation of a Fundamental Transaction (as defined above), then, upon any subsequent exercise of the 7th RDO Warrants, the holder shall have the right to receive, for each ordinary share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the holder, the number of shares of common equity of the successor or acquiring corporation or of SEALSQ, if it is the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of ordinary shares for which such 7th RDO Warrant is exercisable immediately prior to such Fundamental Transaction.

No rights as a shareholder

Except as provided in the 7th RDO Warrants, the holder of a Warrant, solely in its capacity as holder of a 7th RDO Warrant, does not have the rights of a holder of ordinary shares including any voting rights, prior to the issuance to the holder of the ordinary shares which it is then entitled to receive upon the due exercise of a 7th RDO Warrant.

Exchange listing

SEALSQ does not plan on applying to list the 7th RDO Warrants on The Nasdaq Global Select Market, any other national securities exchange, or any other nationally recognized trading system.

Seventh Placement Agency Agreement

On March 15, 2026, SEALSQ entered into a placement agency agreement (the “Seventh Placement Agency Agreement”) with the Placement Agent pursuant to which SEALSQ agreed to pay the Placement Agent a placement agent fee equal to 6.0% of the aggregate purchase price of the ordinary shares and March 2026 Pre-funded Warrants sold in the 7th RDO. SEALSQ also agreed to reimburse the Placement Agent for up to $100,000.00 for the reasonable and accounted fees and expenses of legal counsel.

SEALSQ ATM Sales Agreement

On May 19, 2025, SEALSQ entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”) and Maxim (each, a “Sales Agent” and together, the “Sales Agents”), pursuant to which SEALSQ may elect to sell, from time to time through Cantor, acting as the sole designated sales agent and/or principal, ordinary shares, having an aggregate offering amount of up to $100,000,000.00 (collectively, the “ATM Offered Shares”).

Any potential sale of the Offered Shares will be made pursuant to SEALSQ’s effective 2025 Shelf Registration Statement, as supplemented by a prospectus supplement dated May 19, 2025 and filed with the SEC pursuant to Rule 424(b) under the Securities Act.

If SEALSQ elects from time to time to sell ordinary shares, such sales may be made in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act, including sales made directly on or through the Nasdaq Capital Market, the existing trading market for the ordinary shares, or any other existing trading market in the United States for the ordinary shares, sales made to or through a market maker other than on an exchange or otherwise, directly to a Sales Agent as principal, in negotiated transactions, or in any other method permitted by law, which may include block trades. The Sales Agents have agreed to use commercially reasonable efforts consistent with their normal trading and sales practices to sell the Offered Shares pursuant to the Sales Agreement from time to time, based upon instructions from SEALSQ, including any price or size limits or other customary parameters or conditions SEALSQ may impose.

The Company is not obligated to sell any ATM Offered Shares under the Sales Agreement. The Sales Agreement will terminate upon the earliest of (a) the sale of all of the ATM Offered Shares and (b) the termination of the Sales Agreement by the Sales Agents or SEALSQ, as permitted therein.

The Company has agreed to pay the Sales Agents an aggregate commission of 3.0% of the gross sales price from each sale of ATM Offered Shares pursuant to the Sales Agreement and has agreed to customary indemnification and contribution rights in favor of the Sales Agents.

Additionally, SEALSQ has agreed to reimburse the Sales Agents for certain specified expenses in connection with entering into the Sales Agreement and ongoing sales thereunder. The Sales Agreement contains customary representations and warranties and conditions to the sale of the ATM Offered Shares thereunder.

As of March 31, 2026, SEALSQ sold an aggregate of 15,450,000 ordinary shares under the ATM Facility.

SEALSQ Purchase of IC’Alps

On May 26, 2025, SEALSQ, entered into a Share Sale and Purchase Agreement (the “IC’Alps Agreement”) with Doliam SAS, Mr. Jean-Luc Triouleyre and Mrs. Lucille Engels (together, the “Sellers”), pursuant to which the Sellers agreed to sell, and the SEALSQ agreed to purchase, all of the Sellers’ 530,000 ordinary shares of IC’Alps representing 100% of the share capital and voting rights of IC’Alps (the “IC’Alps Shares”).

The aggregate purchase price payable by SEALSQ to the Sellers for the IC’Alps Shares was EUR 12,500,000.00 (the “Purchase Price”), subject to adjustment for leakage and the potential earnout described below. On the closing date, and subject to the terms and conditions of the IC’Alps Agreement, SEALSQ paid the Sellers (i) EUR 10,000,000.00 in cash and (ii) EUR 2,500,000.00 to Doliam SAS in the form of fully paid and non-assessable ordinary shares. The aggregate number of ordinary shares to be issued at closing in respect of this EUR 2,500,000.00 equity portion will be determined by dividing EUR 2,500,000.00 by the volume weighted average price of a ordinary shares on The Nasdaq Stock Market for the 90 trading days ending on the trading day immediately prior to the closing date. The ordinary shares to be issued at closing will be delivered free of encumbrances (other than contractual transfer restrictions) and will be subject to a mandatory 180 day lockup period during which Doliam SAS may not sell, transfer or otherwise dispose of such ordinary shares.

The IC’Alps Agreement contains a “no leakage” undertaking pursuant to which each Seller represents that no leakage (as defined in the IC’Alps Agreement, including, among other things, certain dividends, fees, guarantees, related-party payments and similar value transfers to the Sellers or their affiliates) has occurred between January 1, 2025 and the date of the IC’Alps Agreement, and undertakes that no leakage (other than “permitted leakage” as defined in the IC’Alps Agreement) will occur between the date of the IC’Alps Agreement and the closing date. In the event of a breach of this undertaking benefiting a Seller or certain related persons, the benefiting Seller must pay to the Buyer an amount equal to the value received plus interest at a 5% per annum rate accruing from the closing date until repayment. Disputes regarding the existence or amount of leakage are subject to an expert determination procedure.

The IC’Alps Agreement also provides for an earnout payment in ordinary shares to the Sellers, on a pro rata basis, contingent upon the revenue generated by IC’Alps for the financial year ending December 31, 2025 of up to EUR 4 million in value based on IC’Alps achieving revenue in excess of EUR 11 million in the twelve months ending on December 31, 2025. Based upon the unaudited results of IC’Alps for the financial year ending December 31, 2025, no earn-out payment is expected to be due.

SEALSQ Master Supply Agreement

On July 1, 2025, SEALSQ France SAS entered into a Master Supply Agreement (“MSA”) with Presto Engineering France SAS, governing the provision of semiconductor-related manufacturing, testing, and supply chain management services. The agreement replaced a prior service-level arrangement and ensures continuity of production and engineering services for SEALSQ’s integrated circuit products. Under the MSA, Presto Engineering provides production services (including supply chain management) and engineering services (including new product introduction and sustaining activities) pursuant to statements of work and product descriptions incorporated into the agreement. The agreement establishes a framework arrangement, under which services are ordered through purchase orders subject to defined minimum annual volumes (minimum order quantities, or “MOQ”). The agreement includes minimum purchase commitments, with annual reconciliation mechanisms requiring SEALSQ to pay any shortfall relative to agreed MOQ levels. SEALSQ is required to provide rolling forecasts, while Presto Engineering undertakes to use commercially reasonable efforts to maintain sufficient capacity to meet forecasted demand and MOQ levels.

The agreement contains detailed intellectual property provisions, including: (i) SEALSQ retains ownership of products, customer-specific tooling, technical data, and deliverables developed and paid for under the agreement; (ii) Presto Engineering retains ownership of its background technology and know-how; (iii) SEALSQ receives broad, royalty-free rights and protections to use and commercialize its products, including a covenant not to sue from Presto Engineering with respect to embedded technologies. The agreement includes: (i) mutual indemnification for third-party claims, including intellectual property infringement; (ii) warranty obligations aligned with industry standards; and (iii) a limitation of liability, excluding certain customary carve-outs (e.g., IP infringement, gross negligence).

SEALSQ and WISeKey Lease of New Headquarters

On January 29, 2026, SEALSQ and WISeKey SA (collectively, the “Tenants”), acting jointly and severally, entered into a commercial lease agreement (the “Lease”) with Swiss Life AG (the “Landlord”) for approximately 1,545 square meters of office space located at Esplanade de Pont-Rouge 4-6, 1212 Grand-Lancy, Geneva, Switzerland. The Lease is to facilitate the relocation of SEAL’s and WISeKey’s Geneva headquarters to Pont-Rouge in August 2026.

The Lease has a ten-year term commencing August 1, 2026 and expiring July 31, 2036, with a five-year renewal option exercisable upon notice by July 31, 2035. Total annual gross rent (including ancillary costs and VAT) is approximately CHF 1,015,383.30. Rent is subject to 100% indexation to the Swiss Consumer Price Index. The Landlord has granted the Tenants a six-month rent-free period and a one-time tenant improvement contribution of CHF 386,250.00.

Intracompany Agreements and Agreements Among Affiliated Parties

See agreements listed under Item 7.B. Related Party Transactions.

D.Exchange Controls

There are currently no exchange controls restrictions in effect in Switzerland.

E.Taxation

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

The following is a description of the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of WISeKey’s ADSs. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire, hold or dispose of ADSs. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Switzerland and the United States (the “Treaty”), all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

This discussion applies only to a U.S. Holder that holds ADSs as capital assets for U.S. federal income tax purposes. Furthermore, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including consequences for purposes of the alternative minimum tax and the potential application of the Medicare contribution tax. Furthermore, it does not address classes of U.S. holders that may be subject to special rules, such as:

●	banks, insurance companies, and certain other financial institutions;
●	dealers or traders in securities who use a mark-to-market method of tax accounting;
●	persons holding ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ADSs;
●	regulated investment companies or real estate investment trusts;
●	U.S. expatriates and certain former citizens or long-term residents of the United States;
●	U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities or arrangements classified as partnerships for U.S. federal income tax purposes;
●	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;
●	persons that own or are deemed to own ten percent or more of WISeKey’s shares by vote or value; or

●	persons holding ADSs in connection with a trade or business conducted outside of the United States.

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADSs, who is eligible for the benefits of the Treaty and who is:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Taxation of Distributions

As stated above under Item 10.B. Memorandum and Articles of Association, WISeKey does not intend to pay cash dividends in the foreseeable future. If WISeKey does make distributions of cash or property with respect to ADSs, subject to the passive foreign investment company rules described below, any such distributions (before reduction for any amounts withheld in respect of Swiss withholding tax), other than certain pro rata distributions of ADSs, will generally be treated as dividends to the extent paid out of WISeKey’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because WISeKey does not maintain calculations of WISeKey’s earnings and profits under U.S. federal income tax principles, WISeKey expects that distributions generally will be reported to U.S. Holders as dividends. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received with respect to ADSs by a U.S. Holder that is an individual will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends so long as (i) the ADSs are listed on NASDAQ or WISeKey is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) WISeKey was not, in the year prior to the payment of the dividends, and are not, in the year of the payment of the dividends, a passive foreign investment company as defined for U.S. federal income tax purposes (a “PFIC”). U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of Swiss income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Generally, any gain or loss resulting from foreign currency exchange fluctuations during the period from the date the dividend payment is included in a U.S. Holder’s income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for taxation as “qualified dividend income.” Such gain or loss generally will be treated as U.S.-source income to U.S. Holders.

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

Passive Foreign Investment Company Rules

Under the Code, WISeKey will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Passive income generally includes interest, dividends, rents, royalties and capital gains, but generally excludes rents and royalties which are derived in the active conduct of a trade or business or are amounts received from a related person that are properly allocable to the non-passive income of such related person. Cash and cash-equivalents generally are passive assets for these purposes, and digital assets are likely to be passive assets for these purposes as well. Goodwill and other unbooked intangible assets (the value of which may be determined by reference to the excess of the sum of a corporation’s market capitalization and liabilities over the value of its book assets) generally are treated as active to the extent attributable to activities that produce or are intended to produce active income. For purposes of the above calculations, WISeKey will be treated as if it holds its proportionate share of the assets, and directly receives its proportionate share of the income, of any other corporation in which it directly or indirectly owns at least 25% of the shares of such corporation by value. SEALSQ, although a consolidated subsidiary of WISeKey for financial accounting purposes, did not qualify as a look-through subsidiary for purposes of determining WISeKey’s PFIC status for 2025. WISeKey notes that there is substantial uncertainty regarding SEALSQ’s status as a PFIC for its 2025 taxable year and there is a significant risk that SEALSQ could be a PFIC in 2026 and possibly future taxable years. For more discussion about SEALSQ’s PFIC status for 2025, refer to SEALSQ’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which was filed with the SEC on March 31, 2026.

The average value of WISeKey’s assets (including goodwill and other intangible assets) for purposes of determining WISeKey’s PFIC status for any taxable year may be determined, in large part, by reference to its market capitalization, which has fluctuated substantially over time and may continue to be volatile. Although WISeKey has not obtained valuations of WISeKey’s assets and thus are not in a position to make a definitive determination regarding whether WISeKey was a PFIC for 2025, WISeKey believes WISeKey was likely a PFIC for 2025 based on the composition of WISeKey’s income and assets in 2025 and the estimated value of its assets. WISeKey owned a substantial amount of passive assets in 2025, including cash and stock treated as passive investment assets under the PFIC rules. In particular, a substantial portion of WISeKey’s value is attributable to its interest in SEALSQ, which, as noted above, does not qualify as a look-through subsidiary for 2025 and is treated as a passive investment asset for purposes of determining WISeKey’s PFIC status. Based on WISeKey’s income and assets for 2025, there is also a risk that WISeKey is likely to be a PFIC for 2026 and possibly future taxable years. However, whether WISeKey will be classified as a PFIC in 2026 or any future taxable year is uncertain because it will depend on the composition of WISeKey’s income and assets and the value of its assets, including goodwill, which is determined in part by reference to WISeKey’s market capitalization, which may fluctuate significantly over time. Moreover, the determination of whether WISeKey is a PFIC for any taxable year is fact-intensive and requires the application of principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Accordingly, WISeKey cannot provide any assurances regarding WISeKey’s PFIC status for 2026 or any future taxable year.

If a U.S. Holder owns WISeKey’s ADSs in any year in which WISeKey is treated as a PFIC, WISeKey generally will continue to be treated as a PFIC with respect to that U.S. Holder, even if WISeKey ceases to be a PFIC in subsequent years unless the U.S. Holder makes a “deemed sale” election with respect to the ADSs. Under a deemed sale election, the U.S. Holder will be deemed to have sold such ADSs at their fair market value and any gain recognized on such deemed sale will be treated as an “excess distribution,” as described below. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the ADSs. After the deemed sale election, so long as WISeKey does not become a PFIC in a subsequent taxable year, the U.S. Holder’s ADSs with respect to which such election was made will not be treated as ADSs in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from WISeKey or any gain from an actual sale or other disposition of ADSs. U.S. Holders should consult their tax advisers as to the possibility and consequences of making a deemed sale election if such election becomes available.

If a U.S. Holder owns ADSs in any year in which WISeKey is a PFIC, subject to the discussion below regarding the mark-to-market election, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the ADSs will be allocated ratably over the U.S. Holder’s holding period for the ADSs. The amounts allocated to the taxable year of the disposition and to any year before WISeKey become a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on such amount. Further, to the extent that any distribution received by the U.S. Holder on its ADSs exceeds 125% of the average of the annual distributions on the ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain from the sale or other disposition of ADSs.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ADSs, provided that the ADSs are “marketable.” WISeKey’s ADSs will be marketable if they continue to be regularly traded on NASDAQ or another qualified exchange. If a U.S. Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when WISeKey is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a valid mark-to-market election is made for any year in which WISeKey is a PFIC, distributions will be treated as described above under “—Taxation of Distributions” except that the preferential tax rates on dividends paid to non-corporate U.S. Holders will not apply. However, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for WISeKey’s ADSs because a mark-to-market election generally cannot be made for equity interests in a lower-tier PFIC. Accordingly, U.S. Holders should consult their tax advisers as to the availability and advisability of a mark-to-market election in their particular circumstances, as well as the impact of such election on interests in any lower-tier PFICs. Once made, the election cannot be revoked without the consent of the IRS unless the ADSs cease to be regularly traded on a qualified exchange.

WISeKey does not intend to provide the information necessary for U.S. Holders to make a “qualified electing fund” election, which if available could materially affect the tax consequences to U.S. Holders of the ownership and disposition of ADSs if WISeKey is a PFIC for any taxable year. Therefore, prospective investors should assume that a QEF election will not be available.

As discussed previously, if WISeKey were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which WISeKey paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns ADSs during any year in which WISeKey is a PFIC, the holder generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to WISeKey, generally with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers concerning whether WISeKey is or was a PFIC and the potential application of the PFIC rules.

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

SWISS TAX CONSIDERATIONS

Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax

Non-Resident Shareholders

Holders of shares or ADSs representing WISeKey’s shares who are not resident in Switzerland for tax purposes, and who, during the relevant taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason (all such shareholders are hereinafter referred to as the “Non-Resident Shareholders”), will not be subject to any Swiss federal, cantonal or communal income tax on dividends and similar cash or in-kind distributions on ADSs representing WISeKey’s shares (including dividends on liquidation proceeds and stock dividends) (hereinafter referred to as the “Dividends”), distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of qualifying reserves from capital contributions recognized by the Swiss Federal Tax Administration (Reserven aus Kapitaleinlagen) on shares underlying the ADSs, or capital gains realized on the sale or other disposition of ADSs (see, however, paragraph 1.3 “Swiss Federal Withholding Tax” for a summary of Swiss federal withholding tax on Dividends).

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

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the U.S. to facilitate the implementation of FATCA. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the U.S. and Switzerland. In September 2019, the protocol of amendment to the double taxation treaty between Switzerland and the U.S. entered into force, allowing U.S. competent authorities request all reported information on U.S. accounts in aggregate form without a declaration of consent, as well as on non-consenting non-participating financial institutions. On June 27, 2024, Switzerland and the U.S. signed a new FATCA agreement. The new agreement provides for a different model for the exchange of financial account data. If the agreement is implemented, the current direct-notification-based regime will be replaced by a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities. The exchange of information will also be mutual and automatic. Implementation of the new FATCA agreement requires national law to be amended. According to the current schedule, Switzerland’s change of model should come into force on January 1, 2028 at the earliest.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

WISeKey is subject to the information requirements of the Securities Exchange Act, and, in accordance with the Securities Exchange Act, WISeKey files annual reports on Form 20-F within 120 days of each fiscal year, and submits other reports and information under cover of Form 6-K with the SEC. You may read and copy this information at the SEC’s public reference room at 100 F Street, NE, Washington DC, 20549. Recent filings and reports are also available free of charge though the EDGAR electronic filing system at http://www.sec.gov. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the public reference section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room or accessing documents through EDGAR.

Our financial statements have been prepared in accordance with U.S. GAAP.

WISeKey will make available to its shareholders annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP. WISeKey’s documents may be available at its corporate headquarters at General-Guisan-Strasse 6, 6300 Zug, Switzerland.

I.Subsidiary Information

Not applicable.

J.Annual report to security holders

The Company intends to submit any annual report provided to security holders in electronic format as an exhibit to a Current Report on Form 6-K.

Item 11.Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks primarily related to foreign currency exchange rates, commodity prices, and changes in the value of investment securities. The Company is not exposed to interest rate risks because all its financial instruments have fixed interest rate terms.

The table below shows the balances of WISeKey’s market risk sensitive instruments, which are financial instruments, as at the end of the latest fiscal year grouped by functional currency, and the expected cash flows from these instruments for each of the next five years. The contractual cash flows are presented on an undiscounted cash flow basis, including interest expense. For those instruments where the lender has the choice to settle the repayment of principal and interests in cash or in shares, WISeKey has assumed that all amounts would be repaid in cash; this table therefore shows the maximum expected cash flows. Additional details on the financial instruments considered are available in Note 25 of the consolidated financial statements for the year ended December 31, 2025.

				Expected cash flows by period
			Weighted
		Principal	average
	Net	amount	effective		Less	Between	Between	Between	Between	More
Market risk sensitive instruments	carrying	and	interest rate		than 1	1 and 2	2 and 3	3 and 4	4 and 5	than 5
(USD’000)	amount	interests	per annum	Total	year	years	years	years	years	years
Debt and convertible note obligations:
- held by entities with EUR functional currency	1,678	1,678	2.8%	1,678	689	405	360	204	20	—
- held by entities with CHF functional currency	127	127	0%	127	69	58	—	—	—	—
- held by entities with GBP functional currency	84	84	0%	84	84	—	—	—	—	—
Total contractual obligations	1,889	1,889	1,889	842	463	360	204	20	—	—

Foreign currency exchange rate risk

For information about the foreign currency exchange rate risk see Item 5.A. Operating Results.

Commodity price risk

The Company has only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw material. WISeKey’s raw material inventory was USD 670,467 as at December 31, 2025. A change in those prices may affect WISeKey’s gross margin, however because the inventory balance is relatively small in comparison with its total assets, WISeKey does not enter into commodity futures, forwards or any other hedge instrument to manage fluctuations in prices of anticipated purchases.

Risk of changes in the value of investment securities

As at December 31, 2025, WISeKey had several investments in securities apart from the investments in consolidated subsidiaries:

●	an investment in equity securities at cost of USD 516,851 (see Note 20 of the consolidated financial statements as at December 31, 2025).
●	two investments recognized under the equity accounting method for an aggregate amount of USD 7,857,230.

WISeKey has not entered into any instrument to hedge against the fluctuation in value of this equity instrument.

For the equity instrument held at cost and under the equity accounting method, WISeKey is in regular contact with the management of the issuer to review its financial position, so as to manage the risk of fluctuation.

Item 12.Description of Securities Other than Equity Securities

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Fees and Expenses

Persons depositing or withdrawing Class B Shares or ADS holders must pay:	For:
USD5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

• Issuance of ADSs, including issuances resulting from a distribution of Class B Shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

USD0.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been Class B Shares and the Class B Shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

USD0.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of Class B Shares on WISeKey’s share register to or from the name of the depositary or its agent when you deposit or withdraw Class B Shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

From time to time, the depositary may make payments to WISeKey to reimburse and/or Class B Share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Depositary Payments

In 2025, WISeKey did not receive any payments or reimbursements from The Bank of New York Mellon, the depositary bank of the ADS program.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to The Rights of Security Holders and Use of Proceeds

None.

Item 15.Controls and Procedures

(a)WISeKey’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of its disclosure controls and procedures (as defined in Exchange Act Rule 13a 15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, WISeKey’s disclosure controls and procedures were effective.
(b)Management’s annual report on internal control over financial reporting: the Board of Directors and WISeKey’s management are responsible for establishing and maintaining adequate internal control over financial reporting. WISeKey’s internal control over financial reporting was designed to provide reasonable assurance to management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

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

Management assessed the effectiveness of WISeKey’s internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s evaluation of and conclusion on the effectiveness of WISeKey’s internal control over financial reporting did not include an evaluation of the internal control over financial reporting of IC’Alps, which WISeKey’s subsidiary SEALSQ acquired on August 4, 2025. These exclusions are consistent with the SEC Staff guidance that an assessment of a recently acquired business may be omitted from the scope of WISeKey’s assessment of the effectiveness of disclosure controls and procedures that are also part of internal control over financial reporting in the twelve months following the acquisition. The contribution of IC’Alps operations to WISeKey’s consolidated financial statements for the year ended December 31, 2025 was approximately 18.7% of consolidated revenues and 4.0% of consolidated net earnings before income tax. Additionally, at December 31, 2025, the current assets and current liabilities of IC’Alps represented approximately 1.4% and 21.4% of WISeKey’s consolidated current assets and current liabilities, respectively, and the non-current assets and non-current liabilities of IC’Alps represented approximately 41.2% and 54.1% of WISeKey’s consolidated non-current assets and non-current liabilities, respectively.

(c)Not applicable.
(d)There were no changes to WISeKey’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, WISeKey’s internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. Audit Committee Financial Expert

The Board of Directors has determined that Mr. Jean-Philippe Ladisa possesses specific accounting and financial management expertise and that he is an Audit Committee Financial Expert as defined by the SEC. Mr. Ladisa is also “independent” in accordance with NASDAQ rule and the applicable requirements of Rule 10A-3 of the Exchange Act.

Item 16B. Code of Ethics

WISeKey has followed Swiss law which does not require a company to have a code of ethics applicable to all directors, officers and employees. WISeKey does, however, expect ethical behavior from all itsdirectors, officers and employees.

Item 16C. Principal Accounting Fees and Services

(a)Audit Fees: The aggregate fees billed for professional services rendered by the principal accountant for the audit of WISeKey’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements amounted to CHF 1,311,061 (USD 1,619,027) and CHF 832,865 (USD 918,372) respectively for the years ended December 31, 2025 and 2024.
(b)	Audit-Related Fees: None.
(c)	Tax Fees: None.
(d)	All Other Fees: None.
(e)Audit committee’s pre-approval policies and procedures: WISeKey’s audit committee is responsible for overseeing the activities of BDO, WISeKey’s principal accountant. The audit committee regularly evaluates the performance of BDO and, based on this, once a year determines whether BDO should be proposed to the shareholders for election. To assess the performance of BDO, the audit committee holds meetings with the CFO. Criteria applied for the performance assessment of BDO include an evaluation of its technical and operational competence; its independence and objectivity; the sufficiency of the resources it has employed; its focus on areas of significant risk; its willingness to probe and challenge; its ability to provide effective, practical recommendations; and the openness and effectiveness of its communications and coordination with the audit committee.

In the years ended December 31, 2025 and 2024, BDO has not provided services other that those rendered for the audit of WISeKey’s annual financial statements or in connection with statutory and regulatory filings or engagements.

(f)	Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2025, the Company did not have any publicly announced plans or programs to purchase its own Class B Shares or ADSs.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

See Item 6.C. Board Practices for significant ways in which WISeKey’s corporate governance practices differ from NASDAQ’s standards.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

The board of directors has adopted the Company’s Insider Trading Policy that governs all transactions involving the Company’s securities by directors, officers, employees, consultants, and contractors and is reasonably designed to promote compliance with any insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company’s Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report. Effective March 18, 2026, WISeKey’s senior management are subject to the reporting requirements of Section 16(a) of the Exchange Act. WISeKey’s has updated its insider trading policy to address related reporting procedures and a copy of the Company’s Section 16 Supplement to its Insider Trading Policy is filed as Exhibit 11.2 to this Annual Report. Members of the board of directors are exempt from the reporting requirements of Section 16(a) of the Exchange Act pursuant to the exemptive order issued by the SEC on March 5, 2026 (Release No. 34-104931) under Section 16(a)(5) of the Exchange Act. As a foreign private issuer incorporated in Switzerland and subject to the reporting requirements of Article 56 of the Listing Rules and implementing directives of SIX Swiss Exchange, the Company’s board members are subject to substantially similar insider reporting obligations in Switzerland, satisfying the conditions for exemptive relief under the SEC’s order.

Item 16K. Cybersecurity

WISeKey is dedicated to maintaining the highest standards of cybersecurity to safeguard its operations, assets, and stakeholder interests. In an era where digital threats continue to evolve, WISeKey recognizes the paramount importance of cybersecurity in preserving the integrity, confidentiality, and availability of its critical information and systems.

WISeKey’s commitment to cybersecurity is rooted in a proactive and strategic approach that aligns with the semiconductor industry’s best practices and regulatory standards. WISeKey views cybersecurity not only as a compliance requirement but as an integral component of its corporate responsibility to protect the trust of its shareholders, customers, and partners place in WISeKey.

Below is an overview of WISeKey’s cybersecurity governance, policies, and practices. WISeKey aims to demonstrate its resilience against cyber threats, articulate the measures it has in place to mitigate risks, and emphasize its ongoing investments in cybersecurity to adapt to the evolving threat landscape.

By integrating cybersecurity into its corporate culture, WISeKey strives to maintain a secure and resilient environment, fostering trust and confidence among stakeholders. WISeKey believes that transparency in its cybersecurity practices enhances the overall risk management strategy, and it remains committed to continuously improving its defenses against cyber threats.

Overview

WISeKey recognizes the critical importance of cybersecurity in today’s digital landscape. As an integral aspect of its risk management strategy, WISeKey maintains a comprehensive approach to cybersecurity to protect its operations, data, and stakeholder trust.

Cybersecurity Governance

The Board of Directors and management are actively involved in overseeing cybersecurity matters. The Board of Directors is responsible for reviewing on a regular basis and assessing cybersecurity risks and ensuring the adequacy of WISeKey’s cybersecurity measures.

WISeKey’s security processes are piloted by a Global Security Director, under the supervision of a Security Board, which includes the top management of WISeKey. Once a year, the Global Security Director reassesses WISeKey’s cybersecurity risks and proposes to the Security Board a plan of action and budget for the year to come.

An Executive Board Member of WISeKey holds a monthly meeting with the Global Security Director. During these meetings, the risks faced by the business and any new matters arising or potential threats identified are discussed. The Global Security Director also provides updates on his ongoing projects designed to manage these risks, as well as presenting the results of any audits that are being carried out. The full Board of Directors are also kept appraised on the results of all audits carried out during the year and are required to decide on strategic decisions such as whether to attain accreditations for certain verticals of the business. The Board of Directors and Audit Committee are responsible also for overseeing the annual audit of WISeKey which, while primarily focused on the financials of WISeKey, does also cover certain risks associated with the business.

Policies and Procedures

WISeKey has implemented under its global security policy robust cybersecurity policies and procedures that address the identification, protection, detection, response, and recovery from potential cyber threats. WISeKey’s EDM-QMS (Quality Management System) contains over 55 procedures and policies for IT & Security. Policies and procedure are reviewed at least once a year and updated to align with semiconductors’ industry best practices and current threats. Policies and procedures are systematically asked for each ISO or customer audit.

Cybersecurity in Strategic Decision-Making

At WISeKey cybersecurity is not just a compliance checkbox; it’s an integral consideration in WISeKey’s strategic decision-making processes. WISeKey’s leadership recognize the strategic importance of cybersecurity in sustaining investor confidence and ensuring the resilience of its operations.

Employee Empowerment

WISeKey empowers its directors, senior management, and employees to be active participants in its cybersecurity strategy. Yearly training programs equip them with the knowledge and awareness needed to recognize and respond to cybersecurity risks, fortifying its collective defenses.

Dynamic Policies and Procedures

Our commitment extends beyond static policies — WISeKey embraces dynamic cybersecurity measures. Policies and procedures are living documents, refined regularly to keep pace with emerging threats. This adaptability is foundational to maintaining the confidentiality and integrity of its operations.

Incident Response Excellence

In the event of a cybersecurity incident, WISeKey’s response is characterized by agility and efficiency. The WISeKey incident response plan is not just a theoretical framework, but a tested strategy designed for swift detection, containment, and recovery. Disaster Recovery Plan is in place, with in different locations and ready to be activated on demand. This approach reflects WISeKey’s commitment to minimizing the impact of cyber incidents.

Investments in Cyber Resilience

Continuous investments underscore WISeKey’s commitment to cyber resilience. WISeKey allocates resources to cutting-edge cybersecurity technologies, ensuring WISeKey’s defenses evolve in tandem with the sophistication of cyber threats. Over 30% of the IT budget is dedicated to cyber security defense. This proactive stance is WISeKey’s pledge to stakeholders that their trust remains well-protected.

Compliance and Beyond

Our adherence to cybersecurity regulations is complemented by a broader commitment to excellence. WISeKey views compliance as a baseline and strive for continuous improvement, fostering a cybersecurity culture that goes beyond regulatory mandates. WISeKey is certified for years as WEBTRUST and follow the (EU) General Data Protection Regulation (“GDPR”) guidance.

Oversight and Collaboration

Oversight of cybersecurity matters is coupled with collaboration. The WISeKey Board collaborates with internal, external cybersecurity experts and national organization like the NIST, ensuring that WISeKey stays informed about emerging threats and technological industry best practices, and enabling WISeKey to make informed decisions.

Transparent Communication

Transparent communication is key to WISeKey’s cybersecurity strategy. In this disclosure, WISeKey aims to provide shareholders and stakeholders with a transparent view into WISeKey’s cybersecurity practices, fostering trust through open dialogue on WISeKey’s approach, challenges, and ongoing initiatives. The WISeKey Chief Information Security Officer (“CISO”) is the main interface to the transparent communication.

PART I

Item 17.Financial Statements

The Company has elected to furnish the financial statements and related information specified in Item 18.

Item 18.Financial Statements

The consolidated financial statements and related notes required by this Item 18 are included in this annual report beginning on page F-1.

Item 19.Exhibits

Index to Exhibits

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of WISeKey adopted on June 27, 2025
2.1*

Form of Specimen Certificate for Class B Shares of WISeKey (incorporated by reference to Exhibit 2.1 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

2.2*

Amended and Restated Deposit Agreement, dated as of May 19, 2022, among, WISeKey the Depositary and the Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2.4 to the Form 20-F for the year ended December 31, 2022, as filed with the SEC on April 28, 2023).

2.3*

Form of WISeKey American Depositary Receipt (incorporated by reference to form of ADR filed pursuant to Rule 424(b)(3) on June 29, 2023 under the F-6 Registration Statement for the Registrant’s American Depositary Shares (Reg No. 333-224780)).

2.4	Description of Securities registered under Section 12 of the Exchange Act.
4.1*

WISeKey Employee Share Option Plan, as amended on November 24, 2021 (incorporated by reference to Exhibit 4.1 to the Form 20-F for the year ended December 31, 2021, as filed with the SEC on April 13, 2022).

4.2*

Form of indemnification agreement by and between WISeKey and each of its directors and executive officers (incorporated by reference to Exhibit 4.2 of Amendment No.1 to WISeKey International Holding AG’s registration statement on the Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

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

4.5*

Service Level Agreement by and among Inside Secure, Presto Engineering HVM and Presto Engineering, Inc., dated as of June 30, 2015 (incorporated by reference to Exhibit 4.13 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). †

4.6*

First Amendment to Service Level Agreement, by and among Inside Secure, Presto Engineering HVM and Presto Engineering, Inc., dated as of May 26, 2016 (incorporated by reference to Exhibit 4.14 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). †

4.7*

Second Amendment to Service Level Agreement, by and among WISeKey Semiconductors, Presto Engineering HVM and Presto Engineering, Inc., dated as of June 25, 2018 (incorporated by reference to Exhibit 4.15 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). †

4.8*

SafeNet Supplier Agreement by and between SafeNet, Inc. and Inside Secure SA, dated as of March 26, 2012 (incorporated by reference to Exhibit 4.16 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019).

4.9*

PicoPass License Agreement by and between Inside Secure and HID Global Corporation, dated as of December 8, 2014 (incorporated by reference to Exhibit 4.17 of Amendment No.1 to WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on November 8, 2019). †

4.10*

Collaboration Agreement by and between Organisation Internationale pour la Sécurité de Transactions Electroniques OISTE and WISeKey SA, dated as of June 20, 2018 (incorporated by reference to Exhibit 4.18 of WISeKey International Holding AG’s registration statement on Form 20-F (File No. 333-39115) as filed with the SEC on October 30, 2019).

4.11*

Credit Agreement, dated as of April 4, 2019, by and between ExWorks Capital Fund I, L.P. and WISeCoin AG. (incorporated by reference to Exhibit 4.19 to the Form 20-F for the year ended December 31, 2019, as filed with the SEC on March 13, 2020) †

4.12*

English summary of Credit COVID-19 Loan Agreement, dated March 26, 2020, between WISeKey SA and UBS SA. (incorporated by reference to Exhibit 4.23 to the Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 29, 2021).

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

4.26*

Securities Purchase Agreement, dated December 12, 2024, by and among SEALSQ Corp and L1 Capital Global Opportunities Master Fund Ltd. and Anson Investments Master Fund LP (incorporated by reference to Exhibit 4.35 to the SEALSQ’s Annual Report on Form 20-F filed with the SEC on March 20, 2025)

4.27*

Placement Agency Agreement, dated December 12, 2024, by and between SEALSQ Corp and Maxim Group LLC (incorporated by reference to Exhibit 10.2 to SEALSQ’s Form 6-K furnished with the SEC on December 16, 2024)

4.28*

Second Securities Purchase Agreement, dated December 16, 2024, by and among SEALSQ Corp and L1 Capital Global Opportunities Master Fund Ltd. and Anson Investments Master Fund LP (incorporated by reference to Exhibit 4.37 to the SEALSQ’s Annual Report on Form 20-F filed with the SEC on March 20, 2025)

4.29*

Second Agency Agreement, dated December 16, 2024, by and between SEALSQ Corp and Maxim Group LLC (incorporated by reference to Exhibit 10.2 to SEALSQ’s Form 6-K furnished with the SEC on December 17, 2024)

4.30*

Third Securities Purchase Agreement, dated December 17, 2024, by and among SEALSQ Corp and L1 Capital Global Opportunities Master Fund Ltd. and Anson Investments Master Fund LP (incorporated by reference to Exhibit 4.39 to the SEALSQ’s Annual Report on Form 20-F filed with the SEC on March 20, 2025)

4.31*

Third Agency Agreement, dated December 17, 2024, by and between SEALSQ Corp and Maxim Group LLC (incorporated by reference to Exhibit 10.2 to SEALSQ’s Form 6-K furnished with the SEC on December 19, 2024)

4.32*

Warrant Inducement Agreement, dated December 30, 2024, by and among SEALSQ Corp and by and among SEALSQ Corp and L1 Capital Global Opportunities Master Fund Ltd. and Anson Investments Master Fund LP (incorporated by reference to Exhibit 4.41 to the SEALSQ’s Annual Report on Form 20-F filed with the SEC on March 20, 2025)

4.33*

Novation Agreement, dated as of September 29, 2025, between and among WISeKey International Holding AG, SEALSQ France and SEALSQ Corp (incorporated by reference to Exhibit 4.23 to the SEALSQ’s Annual Report on Form 20-F filed with the SEC on March 31, 2026)

4.34*

Fourth Securities Purchase Agreement, dated May 5, 2025, by and between SEALSQ Corp and certain institutional investors (incorporated by reference to Exhibit 4.41 to the SEALSQ’s Annual Report on Form 20-F filed with the SEC on March 31, 2026) †

4.35*

Fourth Placement Agency Agreement, dated May 5, 2025, by and between SEALSQ Corp and Maxim Group LLC (incorporated by reference to Exhibit 4.42 to the SEALSQ’s Annual Report on Form 20-F filed with the SEC on March 31, 2026)

4.36*

ATM Sales Agreement, dated May 19, 2025, by and between SEALSQ Corp and Cantor Fitzgerald & Co. (as sales agent) and Maxim Group LLC (as agent) (incorporated by reference to Exhibit 4.43 to the SEALSQ’s Annual Report on Form 20-F filed with the SEC on March 31, 2026)

4.37*

Share Sale and Purchase Agreement (IC’Alps SAS Acquisition), dated May 26, 2025, by and between SEALSQ Corp and Doliam SAS, Jean-Luc Triouleyré, and Lucille Engels (incorporated by reference to Exhibit 4.44 to the SEALSQ’s Annual Report on Form 20-F filed with the SEC on March 31, 2026)

4.38*

Master Supply Agreement, dated July 1, 2025, by and between SEALSQ France SAS and Presto Engineering France SAS (incorporated by reference to Exhibit 4.45 to the SEALSQ’s Annual Report on Form 20-F filed with the SEC on March 31, 2026) †

4.39*

Fifth Securities Purchase Agreement, dated July 14, 2025, by and between SEALSQ Corp and certain institutional investors (incorporated by reference to Exhibit 4.46 to the SEALSQ’s Annual Report on Form 20-F filed with the SEC on March 31, 2026) †

4.40*

Fifth Placement Agency Agreement, dated July 14, 2025, by and between SEALSQ Corp and Maxim Group LLC (incorporated by reference to Exhibit 4.47 to the SEALSQ’s Annual Report on Form 20-F filed with the SEC on March 31, 2026)

4.41*

Second Warrant Inducement Agreement, dated October 5, 2025, by and between SEALSQ Corp and the holders of SEALSQ’s Class A Warrants issued on July 15, 2025 (incorporated by reference to Exhibit 4.48 to the SEALSQ’s Annual Report on Form 20-F filed with the SEC on March 31, 2026) †

4.42*

Sixth Securities Purchase Agreement, dated October 15, 2025, by and between SEALSQ Corp and certain institutional investors (incorporated by reference to Exhibit 4.49 to the SEALSQ’s Annual Report on Form 20-F filed with the SEC on March 31, 2026) †

4.43*

Sixth Placement Agency Agreement, dated October 15, 2025, by and between SEALSQ Corp and Maxim Group LLC (incorporated by reference to Exhibit 4.50 to the SEALSQ’s Annual Report on Form 20-F filed with the SEC on March 31, 2026)

4.44	Software-as-a-Service Agreement, dated November 9, 2025, by and between SEALCOIN AG and WISeSat.Space Corp
4.45	License Agreement, dated November 9, 2025, by and between WISeKey AG and WISeSat.Space Corp †
4.46*

First Amendment to Master Supply Agreement, dated November 26, 2025, by and between SEALSQ France SAS and Presto Engineering France SAS (incorporated by reference to Exhibit 4.51 to the SEALSQ’s Annual Report on Form 20-F filed with the SEC on March 31, 2026) †

4.47*

Lease Agreement, dated January 14, 2026, by and among SEALSQ Corp, WISeKey SA and Swiss Life AG (incorporated by reference to Exhibit 4.52 to the SEALSQ’s Annual Report on Form 20-F filed with the SEC on March 31, 2026)

4.48*

Seventh Securities Purchase Agreement, dated March 15, 2026, by and between SEALSQ Corp and certain institutional investors (incorporated by reference to Exhibit 4.53 to the SEALSQ’s Annual Report on Form 20-F filed with the SEC on March 31, 2026) †

4.49*

Seventh Placement Agency Agreement, dated March 15, 2026, by and between SEALSQ Corp and Maxim Group LLC (incorporated by reference to Exhibit 4.54 to the SEALSQ’s Annual Report on Form 20-F filed with the SEC on March 31, 2026)

8.1	List of significant subsidiaries of WISeKey.
11.1*	WISeKey Insider Trading Policy (incorporated by reference to Exhibit 11.1 to the WISeKey Form 20-F for the year ended December 31, 2024, as filed with the SEC on April 17, 2025).
11.2	Section 16 Supplement to WISeKey’s Insider Trading Policy
12.1	Certification of Carlos Moreira, Chief Executive Officer of WISeKey International Holding AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of John O’Hara, Chief Financial Officer of WISeKey International Holding AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
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
†

Certain portions of this exhibit have been omitted pursuant to Item 19 of Form 20-F because the omitted information is (i) not material and (ii) the type of information that the Company customarily and actually treats as private or confidential. The Company has marked the omitted portions in the filed exhibit with brackets and asterisks (“[***]”).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing of Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WISeKey INTERNATIONAL HOLDING AG

By:	/s/ Carlos Moreira /s/ John O’Hara
Carlos Moreira John O’Hara
CEO CFO
Date: April 30, 2026

WISeKey International Holding Ltd

Consolidated Financial Statements

As at December 31, 2025

The page numbers below refer only to the F pages of the annual report.

Phone +41 44 444 35 55 www.bdo.ch	BDO Ltd Schiffbaustrasse 2 8031 Zurich

1.	Report of the Independent Registered Public Accounting Firm (BDO AG; Zurich, Switzerland; PCAOB ID# 5988)

Shareholders and Board of Directors

WISeKey International Holding Ltd

General-Guisan-Strasse 6

6300 Zug

Switzerland

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of WISeKey International Holding Ltd (the “Company”) as of December 31, 2025 and 2024, the related consolidated statement of comprehensive (loss) / income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.
F-2

Phone +41 44 444 35 55 www.bdo.ch	BDO Ltd Schiffbaustrasse 2 8031 Zurich

Business Combination – Valuation of Customer Relationships

As described in Note 6 to the consolidated financial statements, on August 4, 2025, the Company acquired 100% of the issued and outstanding shares of IC’Alps SAS (“IC’Alps”). The Company accounted for the acquisitions under the acquisition method of accounting for business combinations. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including customer relationships valued at $ 12.8 million.

We identified management’s judgment used to determine the fair value of customer relationships as a critical audit matter. Estimating the fair value of customer relationships involved significant subjective judgement over significant assumptions utilized including revenue growth rates, attrition rate, EBITDA margin, SG&A add back percentage and discount rate. Auditing these significant assumptions involved especially subjective and challenging auditor judgement due to the nature and extent of audit effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

●	Evaluating the completeness and accuracy of the documentation provided by management for identifying and valuing customer relationships.
●	Evaluating the reasonableness of significant assumptions used in the determination of the fair value of customer relationships by: (i) reviewing the historical performance of the acquired company, (ii) assessing revenue projections against industry metrics and peer-group companies, (iii) testing of underlying supporting documents and schedules utilized in developing significant assumptions and specifically the sales pipeline and the signed contracts, and (iv) performing sensitivity analyses to evaluate the potential impact of changes in significant assumptions on the fair value measurement.
●	Utilizing personnel with specialized knowledge and skill in valuation to assist in: (i) assessing the appropriateness of the valuation models and methodologies used, (ii) evaluating the reasonableness of the discount rate, and (iii) testing the source information underlying the determination of the discount rate.

Zurich, Switzerland, April 30, 2026

BDO AG

/s/ Nigel Le Masurier/s/ Sascha Gasser

We have served as the Company’s auditor since 2015.

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.
F-3

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

2.	Consolidated Statements of Comprehensive (Loss) / Income

	12 months ended December 31,			Note
USD’000, except earnings per share	2025	2024	2023	ref.

Net sales	19,289	11,875	30,918	31
Cost of sales	(9,545)	(7,104)	(15,754)
Depreciation of production assets	(506)	(478)	(420)
Gross profit	9,238	4,293	14,744

Other operating income	224	184	167	32
Research & development expenses	(14,883)	(7,026)	(4,398)
Selling & marketing expenses	(14,394)	(8,550)	(6,523)
General & administrative expenses	(27,879)	(16,324)	(17,290)
Total operating expenses	(56,932)	(31,716)	(28,044)
Operating loss	(47,694)	(27,423)	(13,300)

Non-operating income	13,423	1,629	2,374	34
Debt conversion expense	—	(32)	(562)
Interest and amortization of debt discount	(224)	(1,013)	(624)
Non-operating expenses	(3,716)	(2,018)	(3,107)	35
Loss before income tax expense	(38,211)	(28,857)	(15,219)

Income tax income / (expense)	163	(3,086)	(230)	37
Equity in earnings of unconsolidated entities	(106)	—	—

Net loss	(38,154)	(31,943)	(15,449)

Net loss attributable to noncontrolling interests	(32,082)	(18,497)	(89)
Net loss attributable to WISeKey International Holding Ltd	(6,072)	(13,446)	(15,360)

Earnings per Class A Share (USD)				38
Earnings per Class A Share
Basic	(0.91)	(0.92)	(0.50)
Diluted	(0.91)	(0.92)	(0.50)

Earning per Class A Share attributable to WISeKey International Holding Ltd
Basic	(0.15)	(0.39)	(0.51)
Diluted	(0.15)	(0.39)	(0.51)

Earnings per Class B Share (USD)				38
Earnings per Class B Share
Basic	(9.12)	(9.17)	(5.01)
Diluted	(9.12)	(9.17)	(5.01)

Earning per Class B Share attributable to WISeKey International Holding Ltd
Basic	(1.45)	(3.86)	(5.06)
Diluted	(1.45)	(3.86)	(5.06)

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

	12 months ended December 31,			Note
USD’000	2025	2024	2023	ref.

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	377	287	(842)
Unrealized holding gains arising during period	25	0	0
Defined benefit pension plans:				26
Net loss arising during period	(72)	(1,206)	(1,151)
Other comprehensive (loss) / income	330	(919)	(1,993)
Comprehensive loss	(37,824)	(32,862)	(17,442)

Other comprehensive income / (loss) attributable to noncontrolling interests	54	(28)	(99)
Other comprehensive income / (loss) attributable to WISeKey International Holding Ltd	276	(891)	(1,894)

Comprehensive loss attributable to noncontrolling interests	(32,028)	(18,525)	(188)
Comprehensive loss attributable to WISeKey International Holding Ltd	(5,796)	(14,337)	(17,254)

The accompanying notes are an integral part of these consolidated financial statements.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

3.	Consolidated Balance Sheets

	As at December 31,	As at December 31,	Note
USD’000	2025	2024	ref.

ASSETS
Current assets
Cash and cash equivalents	429,244	90,600	8
Restricted cash, current	4	—
Accounts receivable, net of allowance for credit losses	5,109	4,285	9
Notes receivable, current	—	13
Inventories	2,012	1,418	10
Prepaid expenses, current	2,445	1,364
Investment, current	10,032	—	11
Government assistance	4,579	2,247	12
Other current assets	2,353	573	13
Total current assets	455,778	100,500

Noncurrent assets
Notes receivable, noncurrent	31	32
Deferred tax credits	2,364	250	14
Property, plant and equipment, net of accumulated depreciation	3,804	3,275	15
Intangible assets, net of accumulated amortization	21,073	96	16
Operating lease right-of-use assets	6,366	1,502	17
Finance lease right-of-use assets	126	—	17
Goodwill	13,973	8,317	18
Available-for-sale debt securities, noncurrent	129	—	19
Equity securities, at cost	517	455	20
Investment in SAFE	1,000	—	21
Investment in unconsolidated affiliates	7,857	—	22
Prepaid expenses, noncurrent	1,114	—
Other noncurrent assets	455	261
Total noncurrent assets	58,809	14,188
TOTAL ASSETS	514,587	114,688

LIABILITIES
Current Liabilities
Accounts payable	19,207	13,496	23
Notes payable	748	5,900	25
Indebtedness to related parties, current	84	78	25
Convertible note payable, current	10	9	25
Deferred revenue, current	93	93	31
Current portion of obligations under operating lease liabilities	932	607	17
Current portion of obligations under finance lease liabilities	57	—	17
Income tax payable	3	2	36
Other current liabilities	14,132	1,135	24
Total current liabilities	35,266	21,320

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

	As at December 31,	As at December 31,	Note
USD’000	2025	2024	ref.

Noncurrent liabilities
Bonds, mortgages and other long-term debt	1,047	102	25
Deferred revenue, noncurrent	13	21	31
Indebtedness to related parties, noncurrent	1,324	1,387	25
Operating lease liabilities, noncurrent	5,536	853	17
Finance lease liabilities, noncurrent	72	—	17
Deferred income tax liability	4,367	—	36
Employee benefit plan obligation	4,502	3,877	26
Other noncurrent liabilities	1,311	4
Total noncurrent liabilities	18,172	6,244
TOTAL LIABILITIES	53,438	27,564

Commitments and contingent liabilities			27

SHAREHOLDERS’ EQUITY
Common stock - Class A	16	16	28
Par value - CHF 0.01 and CHF 0.01
Authorized - 2,000,880 and 2,000,880 shares
Issued and outstanding - 1,600,880 and 1,600,880 shares
Common stock - Class B	440	359	28
Par value - CHF 0.10 and CHF 0.10
Authorized - 8,281,180 and 6,194,267
Issued – 4,080,546 and 3,365,560
Outstanding - 4,024,038 and 3,309,052
Share subscription in progress	—	1
Treasury stock, at cost (56,508 and 56,508 shares held)	(502)	(502)	28
Additional paid-in capital	343,015	316,431
Accumulated other comprehensive income / (loss)	3,426	3,150	29
Accumulated deficit	(300,479)	(294,407)
Total shareholders’ equity attributable to WISeKey shareholders	45,916	25,048
Noncontrolling interests in consolidated subsidiaries	415,233	62,076
Total shareholders’ equity	461,149	87,124
TOTAL LIABILITIES AND EQUITY	514,587	114,688

The accompanying notes are an integral part of these consolidated financial statements.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

4.	Consolidated Statements of Changes in Shareholders’ Equity

	Number of common		Common Share		Total			Share		Accumulated other	Total
	shares(1)		Capital(1)		share	Treasury	Additional	subscription	Accumulated	comprehensive	stockholders’	Noncontrolling	Total	Note.
USD’000 (except for share numbers)	Class A	Class B	Class A	Class B	capital(1)	Shares	paid-in capital	in progress	deficit	income / (loss)	equity	interests	equity	ref
As at December 31, 2023	1,600,800	3,076,150	400	8,170	8,570	(691)	289,448	—	(280,961)	4,041	20,407	677	21,084
Options exercised	—	—	—	—	—	—	(12)	1	—	—	(11)	—	(11)
Stock-based compensation	—	—	—	—	—	—	1,182	—	—	—	1,182	—	1,182
L1 Facilities(2)	—	—	—	—	—	189	1,083	—	—	—	1,272	—	1,272	25
Anson Facilities(3)	—	289,410	—	817	817	—	235	—	—	—	1,052	—	1,052	25
L1 SPAs(4) and warrants	—	—	—	—	—	—	6,756	—	—	—	6,756	40,259	47,015
Anson SPAs(5) and warrants	—	—	—	—	—	—	7,265	—	—	—	7,265	39,632	46,897
Change in par value of shares	—	—	(384)	(8,628)	(9,012)	—	9,012	—	—	—	—	—	—
Change in ownership of WISe.ART	—	—	—	—	—	—	1,462	—	—	—	1,462	33	1,495
Net income	—	—	—	—	—	—	—	—	(13,446)	—	(13,446)	(18,497)	(31,943)
Other comprehensive income / (loss)	—	—	—	—	—	—	—	—	—	(891)	(891)	(28)	(919)
As at December 31, 2024	1,600,880	3,365,560	16	359	375	(502)	316,431	1	(294,407)	3,150	25,048	62,076	87,124
Options exercised and acquisition of common stock for tax withholding obligations	—	23,570	—	3	3	—	(3,276)	(1)	—	—	(3,274)	164	(3,110)
Stock-based compensation	—	—	—	—	—	—	3,263	—	—	—	3,263	—	3,263	33
Subscription Agreements	—	691,416	—	78	78	—	(78)	—	—	—	—	—	—	25
Securities Purchase Agreements	—	—	—	—	—	—	13,492	—	—	—	13,492	242,477	255,969	30
Warrant exercises	—	—	—	—	—	—	5,153	—	—	—	5,153	75,825	80,978	30
Change in ownership of SEALCOIN	—	—	—	—	—	—	846	—	—	—	846	(281)	565	30
ATM	—	—	—	—	—	—	6,868	—	—	—	6,868	62,950	69,818	30
Investment in Wecan	—	—	—	—	—	—	152	—	—	—	152	1,775	1,927	22
Acquisition of IC’Alps	—	—	—	—	—	—	164	—	—	—	164	2,275	2,439	6
Net income	—	—	—	—	—	—	—	—	(6,072)	—	(6,072)	(32,082)	(38,154)
Other comprehensive income / (loss)	—	—	—	—	—	—	—	—	—	276	276	54	330
As at December 31, 2025	1,600,880	4,080,546	16	440	456	(502)	343,015	—	(300,479)	3,426	45,916	415,233	461,149

1. The articles of association of the Company had not been fully updated as of December 31, 2025 and 2024 with the shares issued out of conditional capital.

The accompanying notes are an integral part of these consolidated financial statements

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

5.	Consolidated Statements of Cash Flows

	12 months ended December 31,
USD’000	2025	2024	2023

Cash Flows from operating activities:
Net Income (loss)	(38,154)	(31,943)	(15,449)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of property, plant & equipment	752	728	624
Depreciation of lease building & assets, net of cash paid	(2,021)	(46)	—
Amortization of intangible assets	1,523	—	1
Impairment charge	472	—	—
Write-off loss / (gain)	—	—	(48)
Debt conversion expense	—	32	562
Interest and amortization of debt discount	224	1,013	624
Stock-based compensation	8,347	1,182	178
Bad debt expense	—	—	36
Inventory valuation allowance	34	(523)	594
Gain on repayment of ExWorks Loan	(3,699)	—	—
Income / (loss) from equity-method investments, net of dividends received	106	—	—
Increase (decrease) in defined benefit pension liability, net of unrealized gains and losses	375	(330)	232
Deferred tax asset write-off	—	3,077	—
Income tax expense / (recovery) net of cash paid	(169)	1	222
Change in income tax receivable — withholding tax	(2,114)	—	—
Other non cash expenses /(income)
Expenses settled in equity	—	2,652	214
Unrealized and non-cash foreign currency transactions	(568)	206	(518)
Other	—	—	409

Changes in operating assets and liabilities, net of effects of businesses acquired
Decrease (increase) in accounts receivables	549	1,186	(2,898)
Decrease (increase) in inventories	(629)	4,335	2,319
Decrease (increase) in government assistance	(1,039)	(529)	(1,069)
Decrease (increase) in other current assets and prepaids, net	(2,344)	361	(21)
Decrease (increase) in other noncurrent assets	(71)	14	(26)
Increase (decrease) in accounts payable	3,315	634	(538)
Increase (decrease) in deferred revenue, current	(15)	(124)	43
Increase (decrease) in income taxes payable	1	(2)	(53)
Increase (decrease) in other current liabilities, excluding stock-based compensation liability	5,843	303	360
Increase (decrease) in deferred revenue, noncurrent	—	(3)	2
Increase (decrease) in other noncurrent liabilities	(3,080)	2	(6)
Net cash provided by (used in) operating activities	(32,362)	(17,774)	(14,206)

Cash Flows from investing activities:
Change in ownership of WISe.ART	—	750	—
Sale / (acquisition) of equity securities	565	—	—
Sale / (acquisition) of property, plant and equipment	(743)	(571)	(3,021)
Sale / (acquisition) of cryptocurrencies	(500)	—	—
Sale / (acquisition) of investment in SAFE	(1,000)	—	—
Sale / (acquisition) of available-for-sale debt securities	(104)	—	—
Sale / (acquisition) of investment, current	(10,000)	—	—
Acquisition of a business, net of cash and cash equivalents acquired	(10,549)	—	—
Acquisition of unconsolidated affiliates	(6,015)	—	—
Net cash provided by (used in) investing activities	(28,346)	179	(3,021)

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

	12 months ended December 31,
USD’000	2025	2024	2023
Cash Flows from financing activities:
Proceeds from options and warrants exercises	7,403	17,612	28
Proceeds from issuance of Common Stock	429,266	60,000	—
Common Stock issuance costs	(29,098)	(4,855)	—
Proceeds from convertible loan issuance	—	22,500	12,990
Proceeds from debt	—	12	—
Repayments of debt	(4,933)	(53)	(276)
Payments of debt issue costs	—	(2,300)	(890)
Repurchase of treasury shares	—	—	(2)
Acquisition of common stock for tax withholding obligations	(3,136)	—	—
Net cash provided by (used in) financing activities	399,502	92,916	11,850

Effect of exchange rate changes on cash and cash equivalents	(146)	(32)	(126)

Cash and cash equivalents and restricted cash
Net increase (decrease) during the period	338,648	75,289	(5,503)
Balance, beginning of period	90,600	15,311	20,814
Balance, end of period	429,248	90,600	15,311

Reconciliation to balance sheet
Cash and cash equivalents	429,244	90,600	15,311
Restricted cash, current	4	—	—
Balance, end of period	429,248	90,600	15,311

Supplemental cash flow information for financing and investing activities
Cash paid for incomes taxes	6	8	8
Shares withheld to satisfy tax obligations	3,136	—	—
Noncash conversion of convertible loans into common stock	—	24,515	12,875
Issuance of shares in relation to investments in unconsolidated affiliates	1,948	—	—
Issuance of shares in relation to the acquisition of IC’Alps	2,464	—	—
ROU assets obtained from operating lease	6,312	62	66
ROU assets obtained from finance lease	157	—	—

The accompanying notes are an integral part of these consolidated financial statements.

6.	Notes to the Consolidated Financial Statements

Note 1.The WISeKey Group

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

The Group develops, markets, hosts and supports a range of solutions that enable the secure digital identification of individuals, cloud applications, and connected devices, through its Digital Identities, Semiconductors, Public Key Infrastructure (PKI), Blockchain and Space technologies. WISeKey’s current focus is on post-quantum cryptography (PQC) in order to provide secure, quantum resistant identification means to the market.

The Group leads a carefully planned vertical integration strategy through acquisitions of companies in the industry. Its strategic objectives include to secure its position among leading post-quantum cryptography providers and to provide integrated services to its customers and also achieve cross-selling and synergies across WISeKey.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Note 2.Future operations and going concern

The Group experienced a loss from operations in this reporting period. Although the WISeKey Group does anticipate being able to generate profits in the near future, this cannot be predicted with any certainty. The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern.

The Group incurred a net operating loss of USD 47.7 million and had positive working capital of USD 420.5 million as at December 31, 2025, calculated as the difference between current assets and current liabilities. Based on the Group’s cash projections for the next 12 months to April 30, 2027, it has sufficient liquidity to fund operations and financial commitments. Historically, the Group has been dependent on equity financing to augment the operating cash flow to cover its cash requirements. Any additional equity financing may be dilutive to shareholders.

Based on the foregoing, Management believe it is correct to present these figures on a going concern basis.

Note 3.Basis of presentation

The consolidated financial statements are prepared in accordance with the Generally Accepted Accounting Principles in the United States of America (“US GAAP”) as set forth in the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC). All amounts are in United States dollars (“USD”) unless otherwise stated.

Acquisition of IC’Alps

On August 4, 2025, WISeKey, through its subsidiary SEALSQ Corp (“SEALSQ”), acquired 100% of the issued and outstanding shares of IC’Alps SAS (“IC’Alps”), a French société par actions simplifiée, pursuant to a Share Purchase Agreement dated May 26, 2025. IC’Alps is a France-based ASIC and system-on-chip design company serving the medical, automotive, industrial and security markets.

The acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations, with SEALSQ identified as the accounting acquirer. The assets, liabilities and results of IC’Alps have been included in the Group’s consolidated financial statements from August 4, 2025.

The acquisition enhances WISeKey’s semiconductor design capabilities and expands its engineering workforce and customer relationships.

Note 4.Summary of significant accounting policies

Accounts Receivable

Receivables represent rights to consideration that are unconditional and consist of amounts billed and currently due from customers. The Group extends credit to customers in the normal course of business and in line with industry practices.

Advertising Costs

All advertising costs are expensed as incurred.

Allowance for Credit losses

The Group recognizes an allowance for credit losses to present the net amount of receivables expected to be collected as of the balance sheet date. The allowance is based on the credit losses expected to arise over the asset’s contractual term taking into account historical loss experience, customer-specific data as well as forward-looking estimates. Expected credit losses are estimated individually.

Accounts receivables are written off when deemed uncollectible and are recognized as a deduction from the allowance for credit losses. Expected recoveries, which are not to exceed the amount previously written off, are considered in determining the allowance balance at the balance sheet date.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Available-For-Sale Debt Securities

Available-for-sale debt securities are reported at fair value. Unrealized gains and losses, net of tax, are included in accumulated other comprehensive income (AOCI) until realized or determined to be credit impaired. The Company evaluates available-for-sale debt securities for expected credit losses under ASC 326. A credit loss allowance is recorded when a security’s fair value is less than its amortized cost and the Company does not expect to recover the full amortized cost.

Cash and Cash Equivalents

Cash consists of deposits held at major banks that are readily available. Cash equivalents consist of highly liquid investments that are readily convertible to cash and with original maturity dates of three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. Managed investment accounts held for investment purposes are excluded from cash and cash equivalents.

Comprehensive Income / (Loss)

Comprehensive income includes net income and other comprehensive income (“OCI”). Other comprehensive income consists of revenues, expenses, gains, and losses to be included in comprehensive income but excluded from net income as listed in ASC 220-10-45-10A.

In line with ASC 220 (Income Statement - Reporting Comprehensive Income), the Group has elected to report comprehensive income in a single continuous financial statement with two sections: net income and other comprehensive income.

The Group presents each of the components of other comprehensive income separately, based on their nature, in the statement of comprehensive income.

Contract Assets

Contract assets consist of accrued revenue where the Group has fulfilled its performance obligation towards the customer, but the right to payment is conditional on something other than the passage of time, and therefore the corresponding invoice has not yet been issued. Upon invoicing, contract assets are reclassified to trade accounts receivable until payment is received.

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

Cost of Sales and Depreciation of Production Assets

Our cost of sales consists primarily of expenses associated with the delivery and distribution of our services and products. These include expenses related to the license to the global cryptographic root key, the global certification authorities as well as the digital certificates for people, servers and objects, expenses related to the preparation of our secure elements and the technical support provided on the Group’s ongoing production and on ramp-up phases, including materials, labor, test and assembly suppliers and subcontractors, freights costs, as well as the amortization of probes, wafers and other items that are used in the production process. This amortization is disclosed separately under depreciation of production assets on the face of the income statement.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Crypto Assets

The Group’s cryptocurrency holding is classified as crypto assets with indefinite useful lives in accordance with ASC 350‑30 and presented separately in the notes (see Note 16). All in‑scope crypto assets shall be remeasured to fair value at each reporting date in accordance with ASC 820 (Fair Value Measurement). All changes in fair value (whether unrealized gains or losses) shall be recognized in net income for the period in which the change occurs.

Cryptocurrencies created or issued by the Group’s related parties are explicitly outside the ASU 2023‑08 scope. They are accounted for under the cost‑less‑impairment model and subject to periodic impairment testing and are not amortized. The Group evaluates these assets for impairment at least annually, or more frequently when indicators of impairment exist.

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

The Group accounts for these investments in equity securities at fair value at the reporting date, except for those investments without a readily determinable fair value where the Group has elected the measurement at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, in line with ASC 321. Changes in fair value are accounted for in the income statement as a non-operating income/expense.

Fair Value of Financial Instruments

The Group’s financial instruments are primarily composed of cash and cash equivalents, accounts receivable, accounts payable and other current liabilities, other liabilities, and debt obligations.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

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

Fiscal Year

The Group’s fiscal year ends on December 31.

Foreign Currency

In general, the functional currency of a foreign operation is the local currency. Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. The effects of foreign currency translation adjustments are included in stockholders’ equity as a component of accumulated other comprehensive income / (loss). The Group’s reporting currency is USD.

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

Goodwill

Goodwill is not amortized but is subject to impairment analysis at least annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable.

Goodwill is allocated to the reporting unit in which the business that created the goodwill resides. A reporting unit is an operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. The Group performs its annual goodwill impairment test as of October 1st. The impairment test requires significant estimates of fair value, including projected cash flows and discount rates. Adverse changes in market conditions, operating performance, or other factors could result in a material impairment charge in future periods.

In accordance with ASC 830, the goodwill balance is recorded in the functional currency of the acquired business and translated at each reporting date. The resulting foreign currency translation adjustments are recorded in other comprehensive income.

Government Assistance - Research Tax Credits

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. SEALSQ France SAS and IC’Alps SAS are eligible to receive such tax credits.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

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

Government assistance in the form of interest-free loans is accounted for by recognizing a deferred revenue component, measured as the difference between the fair value of the loan on initial recognition and the proceeds received. This deferred income is amortized over the term of the loan. The Group classifies the portion of deferred income expected to be recognized within the next 12 months as current, with the remainder classified as noncurrent.

Other government incentives received as compensation for expenses already incurred for specific projects involving technical and scientific research are recognized as other operating income in the income statement when it becomes receivable.

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

Deferred tax assets on tax loss carry-forwards are only recognized to the extent that it is “more likely than not” that future profits will be available and the tax loss carry-forward can be utilized. The Group records a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. This assessment involves significant judgment regarding future taxable income. It is reasonably possible that changes in projections of future taxable income could result in a material adjustment to the valuation allowance within the next year.

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

Intangible Assets

Intangible assets that are determined to have finite useful lives are amortized over their estimated useful lives, which generally range from 1 to 19 years. The Group review these assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed in accordance with ASC 360 based on the expected undiscounted future cash flows generated by the asset or asset group. If the carrying amount exceeds the undiscounted cash flows, an impairment loss is recognized for the excess of carrying value over fair value.

The Group’s cryptocurrency holding is classified as intangible assets with indefinite useful lives in accordance with ASC 350‑30. Cryptocurrencies created or issued by the Group’s related parties are explicitly outside the ASU 2023‑08 scope. They are accounted for under the cost‑less‑impairment model and subject to periodic impairment testing and are not amortized. The Group evaluates these assets for impairment at least annually, or more frequently when indicators of impairment exist.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs are calculated using standard costs, approximating average costs. Finished goods and work-in-progress inventories include material, labor and manufacturing overhead costs. The Group records an inventory valuation allowance based on an analysis of physical deterioration, obsolescence or a comparison to the anticipated demand or market value based on a consideration of marketability and product maturity, demand forecasts, historical trends and assumptions about future demand and market conditions. Should actual demand differ from forecasted demand, additional write-downs may be required. It is reasonably possible that estimates of net realizable value could change in the near term and such changes could be material to the consolidated financial statements.

Investment in SAFE

The Group’s investments in Simple Agreements for Future Equity (“SAFEs”), which represent contractual rights to receive equity interests in privately held companies upon the occurrence of specified future events, are accounted for as freestanding financial instruments. Because SAFEs do not convey a present ownership interest and do not meet the definition of an equity security, they are excluded from the scope of ASC 321 prior to conversion.

SAFEs are initially recognized at cost and classified as noncurrent assets. The Group assesses SAFEs for impairment based on qualitative factors, including the financial condition and prospects of the issuer, subsequent financing activity, and other company-specific developments. If an impairment is identified, the carrying amount is written down to its estimated recoverable amount with a corresponding charge to earnings. Upon conversion of a SAFE into equity securities, the Group derecognizes the SAFE and records the equity securities received at the carrying amount of the SAFE on the conversion date. The equity securities are subsequently accounted for in accordance with ASC 321.

Investments in Unconsolidated Affiliates

In line with ASC 323, the Group accounts for investments in entities over which it has significant influence, but not control, using the equity method of accounting. The Group evaluates the need for the equity method where influence exists despite lower ownership levels. Under the equity method, investments are initially recorded at cost and subsequently adjusted for the Group’s proportionate share of the investee’s net income or loss and dividends received. The Group’s share of the income or loss of these companies is reported in the consolidated income statement under equity in earnings of unconsolidated affiliates. The investment in these companies is reported in the consolidated balance sheet under investments in unconsolidated affiliates or related party affiliates.

The Group assesses equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

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

The Group elected the short-term lease practical expedient whereby the Group does not present short-term leases on the consolidated balance sheet as these leases have a lease term of 12 months or less at lease inception and do not contain purchase options or renewal terms that the Group is reasonably certain to exercise.

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

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Managed Investment Accounts

Managed investment accounts maintained for investment purposes are classified as investments and measured at fair value at each reporting date, with changes in fair value recognized in earnings. Cash balances and call deposits held within such accounts are not classified as cash or cash equivalents, as they are not segregated or designated for operating use.

Pension Plan

In the year 2025, the Group maintains five defined benefit post-retirement plans:

-	one that covers all employees working for WISeKey SA in Switzerland,
-	one that covers all employees working for WISeKey International Holding Ltd in Switzerland,
-	one that covers all employees working for SEALSQ Corp in Switzerland,
-	one that covers all employees working for SEALSQ France SAS in France, and
-	one that covers all employees working for IC’Alps SAS in France.

In accordance with ASC 715-30, Defined Benefit Plans – Pension, the Group recognizes the funded status of the plan in the balance sheet. Actuarial gains and losses are recorded in accumulated other comprehensive income / (loss).

The measurement of defined benefit obligations requires significant assumptions, including discount rates and expected returns on plan assets. A change in discount rates of 100 basis points would materially affect the projected benefit obligation. It is reasonably possible that changes in actuarial assumptions could materially impact the recorded obligation in the next fiscal year.

Principles of Consolidation

The consolidated financial statements include the accounts of WISeKey and its subsidiaries over which the Group has control. Intercompany income and expenses, including unrealized gross profits from internal group transactions and intercompany receivables, payables and loans, have been eliminated.

Net income / (loss) and comprehensive income / (loss) attributable to non-wholly owned subsidiaries are allocated to the owners of the Group and to the noncontrolling interests based on their respective ownership interests. Noncontrolling interests are presented as a separate component of equity in the consolidated financial statements. Intercompany income and expenses, including unrealized gross profits from internal group transactions and intercompany receivables, payables, and loans have been eliminated in consolidation.

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

Research and Development and Software Development Costs

All research and development costs and software development costs are expensed as incurred.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

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

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The Group typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract. If a standalone price is not observable, the Group uses estimates.

The Group recognizes revenue when it satisfies a performance obligation by transferring control over goods or services to a customer. The transfer may be done at a point in time (typically for goods) or over time (typically for services). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. For performance obligations satisfied over time, the revenue is recognized over time, most frequently on a pro-rata temporis basis as most of the services provided by the Group relate to a set performance period.

If the Group determines that the performance obligation is not satisfied, it will defer recognition of revenue until it is satisfied.

The Group presents revenue net of sales taxes and any similar assessments.

The Group delivers products and records revenue pursuing commercial agreements with its customers, generally in the form of an approved purchase order or sales contract.

Where products are sold under warranty, the customer is granted a right of return which, when exercised, may result in either a full or partial refund of any consideration received, or a credit that can be applied against amounts owed, or that will be owed, to WISeKey. For any amount received or receivable for which the Group does not expect to be entitled to because the customer has exercised its right of return, the Group recognizes those amounts as a refund liability.

Sales Commissions

Sales commission expenses where revenue is recognized are recorded in the period of revenue recognition.

Segment Reporting

In 2025, following the acquisition of IC’Alps on August 4, 2025, our chief operating decision maker, who is also our Chief Executive Officer, requested changes in the information that he regularly reviews for purposes of allocating resources and assessing budgets and performance. As a result, beginning in fiscal year 2025, we report our financial performance based on a new segment structure described in Note 37. All prior periods were restated as a result of the change in reported segments.

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

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Where WISeKey permits the withholding of shares as a means of meeting the grantee’s tax obligation in relation to their option exercise, the awards are accounted for as liabilities under ASC 718 for jurisdictions that do not have any withholding requirement. These awards are measured at fair value on the grant date and remeasured at each reporting period until settlement. Upon exercise, the fair value of the shares withheld is recorded in equity in line with ASC 718-10-25-18.

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

Unbilled Accounts Receivable

Unbilled accounts receivable represent revenue recognized for which the Company has satisfied its performance obligations and has an unconditional right to consideration, but the related invoice has not yet been issued as of the reporting date. Upon invoicing, the asset is reclassified to trade accounts receivable until payment.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Management bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

In many cases, the accounting treatment of a particular transaction is specifically dictated by US GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting from available alternatives would not produce a materially different result. However, certain estimates involve a higher degree of judgment and complexity and may materially affect the consolidated financial statements.

Significant estimates used in the preparation of the consolidated financial statements include:

-	Valuation of assets acquired and liabilities assumed in business combinations (see Note 6)
-	Inventory Valuation (see Note 10)
-	Goodwill impairment assessments (see Note 18)
-	Pension and other postretirement obligations (see Note 27)
-	Recoverability of deferred tax assets (see Note 37)

Recent Accounting Pronouncements

Adoption of new FASB Accounting Standard in the current year – Prior-Year Financial Statements not restated:

As of January 1, 2025, the Group adopted Accounting Standards Update (ASU) 2023-08 Intangibles – Goodwill and Other – Crypto Assets (subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which establishes guidance for the recognition measurement, presentation and disclosure of certain crypto assets.

ASU 2023-08 requires in-scope crypto assets to be measured at fair value, with changes in fair value recognized in net income. It also requires separate presentation of crypto assets on the balance sheet and enhanced disclosures regarding nature, fair value measurement, and risks associated with crypto holdings. There was no material impact on the Group’s results upon adoption of the standard.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

As of January 1, 2025, the Group also adopted Accounting Standards Update (ASU) 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which establishes new income tax disclosure and modifies or eliminates certain existing requirements.

ASU 2023-09 requires entities to disclose the amount of income taxes paid (net of refunds) disaggregated by federal, state, and foreign taxes. They will also disclose the amount of income taxes paid (net of refunds) disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than five percent of total income taxes paid. The standard also outlines additional disclosure requirements.

There was no impact on the Group’s results upon adoption of the standard.

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

In November 2024, the FASB issued ASU 2024-04, Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This update clarifies the accounting treatment for certain settlements of convertible debt instruments that do not occur under the instruments’ preexisting terms.

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This update provides targeted simplifications to the current expected credit loss (CECL) model for certain short-term financial assets arising from revenue transactions.

Summary: The update introduces a practical expedient that allows entities to assume that current economic conditions as of the balance-sheet date remain unchanged for the remaining life of certain current accounts receivable and current contract assets when estimating expected credit losses. This eliminates the need to develop forward-looking macroeconomic forecasts for these short-term assets, reducing complexity and documentation burden. The update also includes related disclosure requirements for entities electing the practical expedient or subsequent collection approach.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Effective Date: ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, including interim periods within those fiscal years. Early adoption is permitted.

The Group expects to adopt the guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This ASU makes targeted improvements to Subtopic 350-40 to increase the operability of the recognition guidance considering different methods of software development.

Summary: This update amends Subtopic 350-40 by removing references to prescriptive software development stages and introducing a principles-based approach for capitalizing costs. Under this approach, capitalization begins when management has authorized and committed to funding and it is probable that the project will be completed and used as intended. Additionally, the ASU introduces a framework for assessing significant development uncertainty, clarifies that specific asset disclosures apply to all capitalized internal-use software costs, and consolidates guidance for website development costs into Subtopic 350-40.

Effective Date: ASU 2025-06 is effective for all entities for fiscal years beginning after December 15, 2027. Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. This update clarifies and refines the guidance in ASC 270 to improve how entities prepare and disclose interim financial statements and notes in accordance with U.S. GAAP.

Summary: The update specifies that ASC 270 applies to all entities that provide a complete set of interim financial statements with notes. It clarifies the form and content of interim financial statements and accompanying disclosures, including a consolidated list of disclosure requirements relevant for interim periods. The ASU also codifies a disclosure principle requiring entities to report material events or changes that occur after the most recent annual reporting period, such as significant changes in estimates, accounting policies, or contingencies. These amendments improve clarity, consistency, and ease of application but do not change the fundamental nature of interim reporting.

Effective Date: ASU 2025-11 is effective for public business entities for interim periods within annual periods beginning after December 15, 2027. Early adoption is permitted. The Group expects to adopt the guidance when effective. Management is assessing the impact of the aforementioned guidance on its interim financial statements but does not expect it to have a material impact.

Note 5.Concentration of credit risks

Financial instruments subject to credit risk

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

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Customer concentration

The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. We generally do not require collateral on trade accounts receivable. Summarized below are the clients whose revenue was 10% or higher than the respective total consolidated net sales for the years ended December 31, 2025, 2024 or 2023, and the clients whose net trade accounts receivable balances (excluding related party receivables) represented 10% or more of total consolidated net trade accounts receivable balances as of December 31, 2025 and December 31, 2024. In addition, we note that some of our clients are contract manufacturers for the same companies; should these companies reduce their operations or change contract manufacturers, this would cause a decrease in our customer orders which would adversely affect our operating results.

Revenue concentration	12 months ended December 31,
(% of total net sales)	2025	2024	2023
Semiconductors operating segment
Multinational electronics contract manufacturing company	2%	4%	15%
International digital identity & security provider	0%	0%	12%
International telecommunication company	11%	33%	5%
International application specific solution provider	13%	4%	2%

Receivables concentration
(% of total accounts receivable and maximum amount of loss due to credit risk)	As at December 31, 2025		As at December 31, 2024
Semiconductors operating segment	%	US’000%		US’000
International telecommunication company	25%	1,196	42%	1,804

Note 6.Business Combination

On August 4, 2025 (the “Acquisition Date”), WISeKey, through its subsidiary SEALSQ, acquired 100% of the issued and outstanding shares of IC’Alps, a French société par actions simplifiée, pursuant to a Share Purchase Agreement dated May 26, 2025. IC’Alps is a France-based ASIC and system-on-chip design company serving the medical, automotive, industrial, and security markets. The acquisition enhances WISeKey’s semiconductor design capabilities and expands the Group’s engineering workforce and customer relationships.

The acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations, with SEALSQ identified as the accounting acquirer. The assets, liabilities, and results of IC’Alps have been included in the Group’s consolidated financial statements from August 4, 2025.

The total consideration transferred for the acquisition of IC’Alps was USD 13,892,574 and consisted of the following components:

USD’000
Cash consideration (EUR 10,000,000)	11,429
Equity consideration (823,988 SEALSQ ordinary shares at USD 2.99)	2,464
Total consideration transferred	13,893

The equity consideration was measured at the quoted closing price of SEALSQ’s ordinary shares on the Acquisition Date. Acquisition-related costs of USD 306,064 were expensed as incurred and are included within general and administrative expenses in the consolidated income statement.

The Share Purchase Agreement included an earn-out arrangement payable in SEALSQ shares if IC’Alps achieved specified revenue targets for the year ended December 31, 2025. Because settlement would occur through a variable number of shares, the earn-out was classified as a liability under ASC 480 and ASC 815-40. At the Acquisition Date, the fair value of the contingent consideration was determined to be zero based on probability-weighted revenue scenarios. As of December 31, 2025, the revenue targets were not met, and no contingent consideration liability was recognized. No remeasurement gains or losses were recorded during the year ended December 31, 2025.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

The following table summarizes the final allocation of the purchase price as of August 4, 2025:

USD’000
Cash and cash equivalents	879
Current assets	3,182
Property, plant and equipment, net of accumulated depreciation	237
Intangible assets (pre-existing), net of accumulated amortization	3,526
Right-of-use assets	3,465
Other noncurrent assets	124
Identifiable intangible assets	17,665
Total assets acquired	29,078
Total current liabilities	(4,467)
Long-term liabilities (excluding deferred tax liabilities)	(11,806)
Deferred income tax liability	(4,416)
Total liabilities assumed	(20,689)
Net identifiable assets acquired	8,389

The purchase price allocation was finalized during the year ended December 31, 2025.

Deferred tax liabilities of USD 4,416,375 were recognized primarily as a result of differences between the fair value and tax basis of acquired identifiable intangible assets. The deferred tax liabilities will reverse over the amortization period of the related intangible assets.

The following table reconciles the total consideration transferred to the net identifiable assets acquired and the resulting goodwill recognized as of the Acquisition Date (in USD):

USD’000
Total consideration transferred	13,893
Less: net identifiable assets acquired	(8,389)
Goodwill recognized at Acquisition Date	5,504

Goodwill represents the excess of the consideration transferred over the fair value of identifiable assets acquired and liabilities assumed. The goodwill recognized is primarily attributable to expected operational and revenue synergies, the expansion of WISeKey’s ASIC and system-on-chip design capabilities, access to IC’Alps’ skilled engineering workforce, and cross-selling opportunities within the Group’s existing customer base. These benefits do not qualify for separate recognition as identifiable intangible assets under ASC 805.

Goodwill is recorded in the functional currency of IC’Alps (EUR) and is translated into USD at the applicable closing exchange rate at each reporting date in accordance with ASC 830.

Goodwill has been allocated to the Group’s ASIC reporting unit. Goodwill is not amortized and is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that it may be impaired, in accordance with ASC 350.

No impairment indicators were identified as of December 31, 2025. The goodwill recognized is not expected to be deductible for income tax purposes.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

The identifiable intangible assets recognized in connection with the acquisition and their estimated useful lives are presented below. Intangible assets are amortized on a straight-line basis over their estimated useful lives. The weighted-average useful life of the acquired identifiable intangible assets is approximately 15.3 years.

	Fair value	Useful life
Intangible asset	USD’000	Years
Customer relationships	12,772	19
Accreditations	1,284	3
Corp trade name	657	9
Technology	1,526	9
Software	163	9
Backlog	1,263	2
Acquired identifiable intangible assets	17,665	15.3

For the period from August 4, 2025, through December 31, 2025, IC’Alps contributed revenue of USD 3,600,625 and net loss of USD 1,405,384 to the Group’s consolidated results.

Supplemental Pro Forma Information (Unaudited)

The following unaudited pro forma consolidated financial information presents the combined results of WISeKey and IC’Alps as if the acquisition had occurred on January 1, 2024.

	12 months ended December 31,
USD’000	2025	2024
Revenue	26,235	22,024
Net income (loss)	(43,613)	(35,624)

The unaudited pro forma financial information includes adjustments to reflect incremental amortization of acquired identifiable intangible assets, related income tax effects, elimination of acquisition-related transaction costs, and elimination of intercompany transactions. The pro forma financial information does not reflect potential synergies or integration costs.

Note 7.Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:

-	Level 1, defined as observable inputs such as quoted prices in active markets;
-	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
-	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

	As at December 31, 2025		As at December 31, 2024		Fair
	Carrying		Carrying		Value
USD’000	amount	Fair value	amount	Fair value	level	Note ref.
Recurring fair value measurements
Available-for-sale debt securities, noncurrent	129	129	—	—	3	19
Investment, current	10,032	10,032	—	—	2	11
Crypto assets	121	121	96	96	1	16

Nonrecurring fair value measurements
Accounts receivable, net of allowance for credit losses	5,109	5,109	4,285	4,285	3	9
Equity securities, at cost	517	517	455	455	3	20
Accounts payable	19,207	19,207	13,496	13,496	3	23
Notes payable	748	748	5,900	5,900	3	25
Indebtedness to related parties, current	84	84	78	78	3	25
Convertible note payable, current	10	10	9	9	3	25
Bonds, mortgages and other long-term debt	1,047	1,047	102	102	3	25
Indebtedness to related parties, noncurrent	1,324	1,324	1,387	1,387	3	25

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

The following methods and assumptions were used to estimate the fair value of the Group’s financial instruments:

-	Available-for-sale debt securities, noncurrent - fair value remeasured as at reporting period, based on information available.
-	Investment, current – consists of a managed investment account held with UBS Switzerland AG. Although the account is made up of a diversified, actively managed portfolio, including publicly traded equity securities, investment funds and exchange-traded funds, fixed-income instruments, structured products, and fiduciary call deposits and short-term cash balances, with fair value levels ranging from Level 1 to Level 3, fair value is remeasured as at reporting period, based on the statement of assets made available by UBS at the reporting date, which falls under Level 2.
-	Crypto assets measured at fair value - fair value remeasured as at reporting period, based on quoted prices on crypto exchanges.
-	Short-term instruments – carrying amounts of accounts receivable, net of allowance for credit losses, accounts payable, indebtedness to related parties, current and convertible note payable, current, approximate fair value due to the short-term nature of these instruments.
-	Equity securities, at cost – no readily determinable fair value, measured at cost minus impairment.
-	Bonds, mortgages and other long-term debt – carrying amount approximated fair value.
-	Indebtedness to related parties, noncurrent – carrying amount approximated fair value.

Note 8.Cash and cash equivalents

Cash and cash equivalents consisted of cash held in bank accounts with major financial institutions, USD fiat balances held on the Coinbase platform that are immediately withdrawable and not subject to restrictions, and investments in money market funds. Cash at banks represents deposits that are readily available. Money market funds represent highly liquid investments that are readily convertible into cash.

Note 9.Accounts receivable

Accounts receivable balance consisted of the following:

	As at December 31,	As at December 31,
USD’000	2025	2024
Trade accounts receivable	5,283	4,133
Allowance for credit losses	(416)	(94)
Accounts receivable from other related parties	143	158
Accounts receivable from board members	7	49
Accounts receivable from underwriters, promoters, and employees	77	2
Other accounts receivable	15	37
Total accounts receivable, net of allowance for credit losses	5,109	4,285

As at December 31, 2025 and 2024, accounts receivable from other related parties represented amounts due from OISTE in relation to the facilities and personnel hosted by WISeKey SA and WISeKey International Holding Ltd on behalf of OISTE (see Note 40).

Note 10.Inventories

Inventories consisted of the following:

	As at December 31,	As at December 31,
USD’000	2025	2024
Raw materials	670	764
Work in progress	192	482
Finished goods	1,150	172
Total inventories	2,012	1,418

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

In the year ended December 31, 2025, the Group recorded an inventory valuation allowance in the income statement, consisting of a credit of USD 13,525, compared with debits of USD 92,284 and USD 220,289 in 2024 and 2023, respectively, in respect of raw materials. For work in progress, the Group recorded a charge of USD 47,326 in 2025, compared with credits of USD 615,608 and USD 373,469 in 2024 and 2023, respectively. The credit on raw materials in 2025 and on work in progress in 2024 and 2023 reflects the release of previously recognized provisions.

Note 11.Investment, current

Managed Investment Account

In November 2025, WISeKey entered into a discretionary asset management arrangement with UBS Switzerland AG (“UBS”) and opened an investment account under the UBS “Manage Premium” mandate (the “UBS Investment Account”). In connection with this arrangement, the Group funded the UBS Investment Account with USD 10.0 million on November 28, 2025.

Under the terms of the arrangement, UBS is authorized to manage the assets held in the UBS Investment Account on a discretionary basis within agreed investment parameters. The UBS Investment Account is maintained for investment purposes and not for day-to-day operating cash needs.

As of December 31, 2025, the UBS Investment Account consisted of a diversified, actively managed portfolio, including publicly traded equity securities, investment funds and exchange-traded funds, fixed-income instruments, structured products, and fiduciary call deposits and short-term cash balances held to facilitate portfolio management.

The UBS Investment Account is classified as current investments and is measured at fair value at each reporting date. Changes in fair value, including unrealized gains and losses, are recognized in earnings. Fair value is determined based on UBS account statements reflecting observable market prices for the underlying investments.

Cash balances and call deposits held within the UBS Investment Account are not segregated or designated for operating use and are maintained as part of the overall investment strategy. Accordingly, such balances are not classified as cash and cash equivalents.

Note 12.Government assistance

SEALSQ France SAS and IC’Alps SAS are eligible for research tax credits provided by the French government (see Note 4). As at December 31, 2025 and December 31, 2024, the receivable balances in respect of these research tax credits owed to the Group were respectively USD 4,578,813, made up of USD 3,044,419 attributable to IC’Alps SAS and USD 1,534,394 attributable to SEALSQ France SAS, and USD 2,246,680, each translated at the period-end exchange rate.

The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first. Refundable R&D tax credits are accounted for as government assistance in accordance with ASC 832 and are recognized in the consolidated financial statements consistent with the accounting policy described in Note 4.

In addition, SEALSQ France SAS and IC’Alps SAS are also entitled to receive other grants, including interest subvention—a government incentive that subsidizes or reduces the interest cost on eligible borrowings (refer to Note 25 for further details)—as well as reimbursements for certain expenses.

Note 13.Other current assets

Other current assets consisted of the following:

	As at December 31,	As at December 31,
USD’000	2025	2024
Value-Added Tax receivable	1,536	460
Advanced payment to suppliers	303	61
Deposits, current	5	5
Customer contract assets, current	467	22
Other current assets	42	25
Total other current assets	2,353	573

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Note 14.Deferred tax credits

Most of our deferred tax credits balance relates to Swiss withholding tax charged on financial interest that is recoverable after the end of each tax year.

Note 15.Property, plant and equipment

Property, plant and equipment, net consisted of the following:

	As at December 31,	As at December 31,
USD’000	2025	2024
Buildings and leasehold improvements	224	—
Computer equipment and licenses	1,949	1,878
Machinery & equipment	8,275	7,491
Office equipment and furniture	3,428	3,000
Total property, plant and equipment gross	13,876	12,369

Accumulated depreciation for:
Buildings and leasehold improvements	(13)	—
Computer equipment and licenses	(1,736)	(1,692)
Machinery & equipment	(5,006)	(4,456)
Office equipment and furniture	(3,317)	(2,946)
Total accumulated depreciation	(10,072)	(9,094)
Total property, plant and equipment, net	3,804	3,275
Depreciation charge for the year	752	728

The depreciation charge for the year 2023 was USD 623,974.

In the years ended December 31, 2025 and 2024, WISeKey did not identify any events or changes in circumstances indicating that the carrying amount of any asset may not be recoverable. As a result, the Group did not record any impairment charge on property, plant and equipment in the years ended December 31, 2025 and 2024.

The useful economic life of property plant and equipment is as follows:

● Production tools	8 to 10 years
● Office equipment and furniture	2 to 5 years
● Production masks	5 years
● Probe cards	5 years
● Licenses	3 years
● Software	1 year

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Note 16.Intangible assets

Intangible assets consisted of the following:

	As at December 31,	As at December 31,
USD’000	2025	2024
Crypto assets under the cost‑less‑impairment model:
WECAN tokens	500	—

Crypto assets measured at fair value:
Ethereum (ETH) and Polygon (POL)	121	96
Total crypto assets, net	621	96

Intangible assets subject to amortization:
Trademarks	834	139
Patents	2,281	2,281
License agreements	16,535	11,378
Customer Relationships	13,127	—
Other intangibles	11,662	6,499
Total intangible assets gross	44,439	20,297
Accumulated amortization for:
Trademarks	(190)	(139)
Patents	(2,281)	(2,281)
License agreements	(13,549)	(11,378)
Customer Relationships	(288)	—
Other intangibles	(7,679)	(6,499)
Total accumulated amortization	(23,987)	(20,297)
Total intangible assets subject to amortization, net	20,452	—
Total intangible assets, net	21,073	—
Amortization charge for the year	1,523	—

The amortization charge for the year 2023 was USD 1,476.

Crypto assets under the cost-less-impairment model include a balance of 195,788,312 WECAN tokens acquired from the Group’s unconsolidated affiliate, Wecan Group AG (“Wecan”), for USD 500,000. The tokens are held as part of the Group’s strategic relationship with Wecan and to support participation in its blockchain ecosystem. Management evaluated the applicability of ASC 350-60 (Crypto Assets) and concluded that these tokens are not within the scope of ASC 350-60.

Accordingly, the tokens are accounted for as indefinite-lived intangible assets under ASC 350-30 and are measured at cost less impairment. These tokens do not represent cash and cash equivalents under ASC 305 and are not accounted for as financial instruments. Indefinite-lived intangible assets are not amortized but are subject to impairment testing at least annually and more frequently if events or changes in circumstances indicate that the asset may be impaired. For the year ended December 31, 2025, the Group did not identify any events or changes in circumstances indicating that the carrying amount of these assets may not be recoverable. Accordingly, no impairment charge was recognized, and the carrying amount remained USD 500,000 as of December 31, 2025.

As at December 31, 2025, a balance of USD 3,661,131 of license fees was outstanding in line with agreed payment terms, made up of USD 2,351,152 payable in 2026 recorded in accounts payable and USD 1,309,979 payable in 2027 recorded in other noncurrent liabilities on the consolidated balance sheet.

The Group also holds crypto assets consisting of Ethereum (ETH) and Polygon (POL), which are within the scope of ASC 350-60. These crypto assets are measured at fair value at each reporting date, with changes in fair value recognized in net income.

As at December 31, 2025, the Group held 40.63 ETH and 1,196.71 POL with an aggregate fair value of USD 120,839. For the year ended December 31, 2025, the Group recognized a gain of USD 24,616 in non-operating income related to changes in fair value of these crypto assets.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

The following table presents a reconciliation of crypto assets measured at fair value (ETH and POL), which excludes WECAN tokens accounted for as indefinite-lived intangible assets under ASC 350-30.

For the year ended
Crypto assets measured at fair value (ETH and POL)	December 31,
USD’000	2025
Beginning balance at fair value	96
Gain from changes in fair value	25
Ending balance	121

The useful economic life of intangible assets is as follows:

● Trademarks	5 to 10 years
● Patents	5 to 10 years
● License agreements	1 to 3 years
● Customer relationships	19 years
● Other intangibles	2 to 9 years

Future amortization charges are detailed below:

Future estimated aggregate amortization expense
Year	USD’000
2026	3,625
2027	2,670
2028	1,476
2029	1,223
2030 and beyond	11,458
Total intangible assets subject to amortization, net	20,452

Note 17.Leases

The Group has historically entered into a number of lease arrangements under which it is the lessee. As at December 31, 2025, the Group’s operating leases relate to premises and office equipment. The Group does not sublease. All of our operating leases include multiple optional renewal periods which are not reasonably certain to be exercised.

During the year ended December 31, 2025, the Group completed few sale and leaseback transactions involving IT equipment. Each transaction met the criteria for a sale under ASC 606, and accordingly, the Group derecognized the assets sold and recognized a right- of-use asset and lease liability in accordance with ASC 842. The leaseback arrangement is classified as a finance lease.

During the years 2025, 2024, and 2023, the Group recognized rent expenses associated with its leases as follows:

	12 months ended December 31,
USD’000	2025	2024	2023
Finance lease cost:
Amortization of right-of-use assets	37	—	—
Interest on lease liabilities	2	—	—
Operating lease cost:
Fixed rent expense	842	665	668
Variable lease cost	72	—	—
Short-term lease cost	—	—	—
Net lease cost	953	665	668
Lease cost - Cost of sales	—	—	—
Lease cost - General & administrative expenses	953	665	668
Net lease cost	953	665	668

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

In the years 2025 and 2024, the Group had the following cash and non-cash activities associated with our leases:

	As at December 31,	As at December 31,
USD’000	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	919	657
Financing cash flows from finance leases	39	—
Non-cash investing and financing activities:
Net lease cost	953	665
Additions to ROU assets obtained from:
New operating lease liabilities	6,312	62
New finance lease liabilities	157	—

The following table provides details of right-of-use assets and lease liabilities as at December 31, 2025 and December 31, 2024:

	As at December 31,	As at December 31,
USD’000	2025	2024
Right-of-use assets:
Operating leases	6,366	1,502
Finance leases	126	—
Total right-of-use assets	6,492	1,502
Lease liabilities:
Operating leases	6,468	1,460
Finance leases	129	—
Total lease liabilities	6,597	1,460

As of December 31, 2025, future minimum annual lease payments were as follows:

	USD’000	USD’000	USD’000
Year	Operating	Finance	Total
2026	1,213	60	1,273
2027	892	45	937
2028	885	29	914
2029	884	1	885
2030 and beyond	3,698	—	3,698
Total future minimum operating and short-term lease payments	7,572	135	7,707
Less effects of discounting	(1,104)	(6)	(1,110)
Lease liabilities recognized	6,468	129	6,597

As of December 31, 2025 the weighted-average remaining lease term was 7.84 years for operating leases and 2.47 years for finance leases.

As leases do not provide an implicit rate, the Group calculated an estimate rate based upon the estimated incremental borrowing rate of the Group. The weighted average discount rate associated with operating lease as of December 31, 2025 was 3.77%. The weighted average discount rate associated with finance lease as of December 31, 2025 was 3.37%.

Note 18.Goodwill

The Group performs its annual goodwill impairment test on October 1 of each year, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Under the quantitative test, the fair value of each reporting unit is compared with its carrying amount, including goodwill. If the carrying amount exceeds the reporting unit’s fair value, an impairment charge is recognized in an amount equal to the excess, limited to the total amount of goodwill allocated to that reporting unit

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Impairment reviews have been conducted for the goodwill allocated to the reporting unit (“RU”) relating to the acquisition of SEALSQ France SAS (formerly WISeKey Semiconductors SAS) in 2016. Fair value has been primarily determined using the market approach based on the quoted market price of its publicly traded subsidiary, SEALSQ Corp, the main component of which is SEALSQ France SAS. The Company believes that the quoted share price of SEALSQ Corp provides a reliable observable input (Level 1) under ASC 820. Fair value is higher than its carrying value. Based on the analysis performed, the Company concluded that no impairment of goodwill existed for the SEALSQ France SAS reporting unit as of December 31, 2025.

On August 4, 2025, the Group acquired 100% of IC’Alps SAS which was identified as a second reporting unit. In connection with the acquisition, goodwill of EUR 4,815,338 (USD 5,656,395 as of December 31, 2025) was recognized as part of the purchase price allocation in accordance with ASC 805 and allocated to the Group’s ASIC reporting segment.

Given the proximity of the acquisition date to the annual testing date and the absence of any events or circumstances indicating potential impairment, management performed a qualitative assessment in accordance with ASC 350 and concluded that it was not more likely than not that the fair value of the reporting unit was less than its carrying amount. After October 1, 2025, there were no impairment indicators identified triggering a new impairment test. Therefore, no impairment loss was recognized in 2025 for the IC’Alps reporting unit. Management also evaluated whether any indicators of impairment existed for the acquired identifiable intangible assets and other long-lived assets in accordance with ASC 360 and concluded that no triggering events requiring a recoverability test were identified.

The assumptions included in the impairment tests require judgment, and changes to these inputs could impact the results of the calculations. Other than management’s projections of future cash flows, the primary assumptions used in the impairment tests were the weighted-average cost of capital and long-term growth rates. Although the Group’s cash flow forecasts are based on assumptions that are considered reasonable by management and consistent with the plans and estimates management is using to operate the underlying businesses, there are significant judgments in determining the expected future cash flows attributable to a reporting unit.

IC’Alps’ functional currency is the Euro (EUR). Accordingly, goodwill recognized in connection with the acquisition of IC’Alps was recorded in euros and is translated into the Group’s reporting currency (USD) at each reporting date in accordance with ASC 830. Translation adjustments are recorded in accumulated other comprehensive income and do not impact net income.

		Semiconductor
USD’000	ASIC Segment	Segment	Total
Goodwill balance as at December 31, 2023	—	8,317	8,317
Goodwill acquired during the year	—	—	—
Impairment losses	—	—	—
As at December 31, 2024
Goodwill	—	8,317	8,317
Accumulated impairment losses	—	—	—
Goodwill balance as at December 31, 2024	—	8,317	8,317
Goodwill acquired during the year	5,504	—	5,504
Currency translation adjustment	152	—	152
Impairment losses	—	—	—
As at December 31, 2025
Goodwill	5,504	8,317	13,821
Accumulated currency translation adjustment	152	—	152
Goodwill balance as at December 31, 2025	5,656	8,317	13,973

The assessment of goodwill impairment requires judgment, including the evaluation of qualitative factors such as operating performance, projected cash flows, industry and market conditions, and other relevant events and circumstances. Changes in these factors could result in future impairment charges.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Note 19.Available-for-sale debt securities, noncurrent

The following table summarizes the amortized cost, gross unrealized gains and losses, and fair value of our available-for-sale debt securities:

	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Type of security	USD’000	USD’000	USD’000	USD’000	Maturity
Convertible corporate bonds	128	1	—	129	1 to 5 years
Total	128	1	—	129

As at December 31, 2025, the Group held one convertible corporate bond issued by ColibriTD, a French Quantum-as-a-Service (QaaS) company.

Note 20.Equity securities, at cost

Investment in FOSSA SYSTEMS s.l.

On April 8, 2021, WISeKey E.L.A. s.l. invested EUR 440,000 (USD 475,673 at historical rate) to acquire 15% of the share capital of FOSSA SYSTEMS s.l. (“FOSSA”), a Spanish aerospace company providing picosatellites for Low Earth Orbit (LEO) services as a vertically integrated service from design to launch and operations.

The investment does not have a readily determinable fair value. The Group has elected the measurement alternative in accordance with ASC 321, under which the investment is measured at cost, less impairment, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer. Accordingly, the investment was initially recognized at EUR 440,000 (USD 475,673 at historical rate). As at December 31, 2025, the Group performed a qualitative assessment to identify any impairment indicators and considered whether any observable price changes for identical or similar investments of the same issuer had occurred. The Group made reasonable efforts to identify such transactions, including review of available market and shareholder information, and did not identify any relevant observable transactions. In particular, the Group considered the June 2024 capital increase and concluded that the shares issued in that transaction were not identical or similar to the shares held by the Group due to differing rights and preferences. Based on this assessment, no impairment loss or adjustment for observable price changes was recorded for the year ended December 31, 2025. As at December 31, 2025, the carrying value of the investment was EUR 440,000 (USD 516,851 at closing rate).

Note 21.Investment in SAFE

On December 4, 2025, the WISeKey Group entered into a Simple Agreement for Future Equity (“SAFE”) with EeroQ Corporation, a privately held company, for a total investment of $1.0 million. The investment does not convey equity ownership, voting rights, or significant influence at inception.

The investment is measured at cost, less impairment, as it does not have a readily determinable fair value. The Group evaluates the investment for impairment and observable price changes in orderly transactions for identical or similar investments at each reporting date.

Note 22.Investments in unconsolidated affiliates

Wecan Group AG

On June 27, 2025, WISeKey, through its subsidiary SEALSQ, acquired a 31.87% equity interest (28.33% on a fully diluted basis) in Wecan Group AG (“Wecan”), a privately held Swiss company operating a blockchain-based digital infrastructure platform, specializing in secure, decentralized data infrastructure, particularly for financial compliance purposes. Wecan’s mission is to enable both financial and non-financial institutions to securely manage and exchange sensitive data. In 2023, Wecan launched its own blockchain and WECAN token, which is traded as a cryptocurrency and listed on the Bitstamp exchange since December 20, 2023, as well as on CoinMarketCap and Coinbase. In addition to the equity investment, the Group holds WECAN tokens associated with the Wecan ecosystem, which are accounted for separately as intangible assets and disclosed in Note 16.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

The Group evaluated the investment under ASC 323 and concluded that it has significant influence over Wecan through its ownership interest held by SEALSQ but does not control it. Accordingly, the investment is accounted for under the equity method of accounting. The Group’s maximum exposure to loss is limited to the carrying amount of the investment. The investment was initially recorded at cost. The total consideration transferred was USD 3,486,557, consisting of a cash consideration of USD 1,424,704, the transfer of 481,110 SEALSQ ordinary shares, with a fair value of USD 1,948,495, and transaction costs of USD 113,358.

For the year ended December 31, 2025, the Group recognized its proportionate share of Wecan’s net loss of USD 105,778, which is presented in Equity in earnings of unconsolidated affiliates in the consolidated income statement. The net loss primarily reflects continued investment in platform development, operating costs associated with scaling the business, and limited revenue generation consistent with Wecan’s development-stage profile.

The Group translated Wecan’s results into U.S. dollars using average exchange rates for the respective reporting periods. Prior to applying the equity method, Wecan’s financial information prepared under Swiss Code of Obligations was adjusted to conform to U.S. GAAP in accordance with ASC 323-10-35-6. As of December 31, 2025, the carrying amount of the investment was USD 3,380,779.

In accordance with ASC 323-10-35-13, the Group evaluated the difference between the cost of the investment and its proportionate share of Wecan’s net assets as of the acquisition date. The Group identified an excess of the cost of the investment over its proportionate share of Wecan’s net identifiable assets at the acquisition date. Based on the information available, no material identifiable amortizable basis differences were identified. As of December 31, 2025, this excess is included in the carrying amount of the investment. Any portion of the excess attributable to identifiable assets or liabilities would be recognized as part of the basis difference and accounted for in accordance with ASC 323. Any remaining excess represents equity method goodwill, which is not amortized but is subject to impairment evaluation.

The Group evaluates its equity method investment for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. As of December 31, 2025, the Group concluded that no impairment was required, as no indicators of an other-than-temporary decline in value were identified.

Management evaluated the significance of Wecan under Rule 1-02(w) of Regulation S-X as of and for the year ended December 31, 2025. None of the applicable significance thresholds exceeded 10%. Accordingly, summarized financial information is not required.

Quantix Edge Security S.L.

On September 11, 2025, WISeKey made a EUR 3.825 million capital contribution to Quantix Edge Security, S.L. (“Quantix”), a Spanish joint venture, and acquired a 25.5% ownership interest. The Group determined that it does not control Quantix but has the ability to exercise significant influence. Accordingly, the investment is accounted for under the equity method of accounting. The investment was initially recorded at cost. No material basis differences requiring amortization were identified at the acquisition date.

Quantix was in a pre-operational stage as of December 31, 2025. No equity method income or loss was recognized for the year ended December 31, 2025. The carrying amount of the investment as of December 31, 2025, was USD 4,476,452. No impairment was identified as of December 31, 2025.

Management evaluated the significance of Quantix under Rule 1-02(w) of Regulation S-X as of and for the year ended December 31, 2025. None of the applicable thresholds exceeded 10%. Accordingly, summarized financial information is not required.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Note 23.Accounts payable

The accounts payable consisted of the following:

	As at December 31,	As at December 31,
USD’000	2025	2024
Trade creditors	4,994	3,691
Accounts payable to Board Members	909	2,343
Accounts payable to other related parties	183	83
Accounts payable to underwriters, promoters, and employees	4,575	2,572
Other accounts payable	8,546	4,807
Total accounts payable	19,207	13,496

As at December 31, 2025, accounts payable to Board Members consisted of payables to members of the Board related to compensation and reimbursement matters totaling USD 909,274. (see Note 40).

As at December 31, 2025, accounts payable to other related parties consisted of USD 182,803 payable to OISTE (see Note 40).

Accounts payable to underwriters, promoters and employees consist primarily of amounts payable to employees for accrued vacation days, bonuses and 13th-month compensation across WISeKey.

Other accounts payable consist primarily of amounts due or accrued for professional services (e.g., legal, accounting and audit services) and related employee social charges.

Note 24.Other current liabilities

Other current liabilities consisted of the following:

	As at December 31,	As at December 31,
USD’000	2025	2024
Other tax payable	1,514	583
Stamp duty liability	5,761	—
Customer contract liability, current	1,773	392
Stock-based compensation liability, current	5,084	—
Other current liabilities	—	160
Total other current liabilities	14,132	1,135

Note 25.Debt

Borrowings as at December 31, 2025, comprise (i) borrowings of IC’Alps, which was acquired on August 4, 2025 and (ii) other debt held by the Group. IC’Alps’ borrowings are included in the Group’s consolidated financial statements from the Acquisition Date.

Debt is classified as current or noncurrent based on contractual maturities as of the reporting date. Interest expense is recognized using the effective interest method in accordance with ASC 835-30. A portion of the Group’s borrowings are denominated in EUR and CHF and are translated into USD at period-end exchange rates.

The Group’s borrowing arrangements do not include financial covenants. The agreements contain customary non-financial covenants, including change-of-control provisions. These provisions do not impose material restrictions on the Group’s operations or liquidity. No breaches, waivers, or events of default occurred during the period. Borrowings (excluding non-interest-bearing related party balances) bear interest at fixed rates ranging from approximately 0.7% to 4.3% per annum, depending on the underlying instrument.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Debt consisted of the following borrowings:

	As at December 31,	As at December 31,
USD’000	2025	2024
Bpifrance Innovation R&D Loan	499	—
Bpifrance Innovation Loan	403	—
PGE loans (CIC, Bpifrance, BNP)	394	—
Recoverable advances – Bpifrance (Innovation and BELICIM)	382	—
COVID-19 loans	117	102
ExWorks loans	—	5,900
Convertible notes	10	9
Indebtedness to related parties	1,408	1,465
Total debt	3,213	7,476

The aggregate contractual principal maturities of debt as at December 31, 2025, are presented below. Amounts represent contractual principal repayments and exclude interest.

Contractual maturities of debt
Year	USD’000
2026	842
2027	405
2028	360
2029	204
2030 and thereafter	1,402
Total debt	3,213

Notes payable and Indebtedness to related parties, current

Notes payable and indebtedness to related parties, current consisted of the following:

	As at December 31,	As at December 31,
USD’000	2025	2024
Short-term debt	689	—
Indebtedness to related parties	84	78
Other	69	5,909
Total notes payable and indebtedness to related parties, current	842	5,987

As at December 31, 2025, the current notes payable balance consisted of:

-	EUR 586,379 (USD 688,797) representing the current portion of IC’Alps long-term borrowings,
-	a CHF 46,600 (USD 58,847) current portion of the COVID-19 loans with UBS, and
-	unconverted notes under the 2024 L1 Facility in an aggregate amount of USD 10,000.

Accordingly, the Group’s notes payable balance primarily represents the current portion of longer-term financing arrangements rather than standalone short-term borrowings.

As at December 31, 2025, the indebtedness to related parties, current, consisted of loans from the noncontrolling shareholders of WISeKey SAARC for a total amount of USD 83,502 at closing rate (USD 77,638 as at December 31, 2024). These loans do not bear interest. See Note 40 for details.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

In April 2019, WISeKey entered into a credit agreement with ExWorks Capital Fund I, L.P (“ExWorks”) to borrow up to USD 4,000,000 loan with the possibility to add up to USD 80,000 accrued interest to the loan principal. The loan bore an interest rate of 10% p.a. payable monthly in arrears. Total debt issue costs of USD 160,000 were recorded as debt discount at inception in April 2019 and amortized over the duration of the loan. As at December 31, 2024, the outstanding borrowings were USD 4,030,000 accrued interest amounted to USD 2,169,417 and the debt discount had been fully amortized. On February 14, 2025, the Group paid USD 2.5 million as full and final settlement of the loan with ExWorks and recorded a gain of USD 3,699,417 in its income statement under non-operating income (see Note 34).

In November 2022, WISeKey entered into a loan agreement with a third-party client to borrow funds for the purpose of increasing production capacity. Under the terms of the agreement, the client lent to WISeKey a total of USD 2 million. The loan did not bear interest and there were no fees or costs attributed to the loan. At inception in November 2022, a debt discount totaling USD 511,128 was recorded in additional paid-in capital. The Group repaid the full balance of the loan and recorded a debt discount amortization expense of USD 181,057 in the year ended December 31, 2025.

Bonds, mortgages, other long-term debt and indebtedness to related parties, noncurrent

Bonds, mortgages, other long-term debt and indebtedness to related parties, noncurrent consisted of the following:

	As at December 31,	As at December 31,
USD’000	2025	2024
Long-term debt	989	—
Indebtedness to related parties	1,324	1,387
Other	58	102
Total noncurrent debt	2,371	1,489

As at December 31, 2025, noncurrent debt consisted of:

-	EUR 842,357 (USD 989,484) representing the noncurrent portion of IC’Alps long-term borrowings,
-	a CHF 45,561 (USD 57,534) noncurrent portion of the COVID-19 loans with UBS, and

As at December 31, 2025, the indebtedness to related parties, noncurrent, balance consisted of the noncurrent portion of a payable balance to Peter Ward in relation to unused vacation allowance in the amount of USD 1,324,000. The current portion of this payable balance was recorded under accounts payable to other related parties (see Notes 23 and 40).

Bpifrance Innovation – Research & Development Loan Agreement

On June 30, 2022, Bpifrance Financement granted IC’Alps an Innovation – Research & Development Loan in the amount of EUR 500,000 to support an R&D program focused on optimizing the energy consumption of integrated circuits. The loan is repayable over 31 quarters with the final installment scheduled for March 31, 2030, and bears a fixed interest rate of 2.06% per annum. A processing fee was withheld from the proceeds at issuance.

As the loan was granted at market terms and transaction costs were immaterial, interest expense is recognized at the stated contractual rate.

As at December 31, 2025, IC’Alps owed Bpifrance Financement noncurrent debt in an aggregate amount of EUR 325,000 (USD 381,765) and current debt in an aggregate amount of EUR 100,000 (USD 117,466). From August 4, 2025, through December 31, 2025, IC’Alps recorded interest expense of EUR 4,764 (USD 5,555).

Bpifrance Innovation Loan

On June 30, 2022, Bpifrance Financement granted IC’Alps a business loan in the amount of EUR 500,000 to support the financing of intangible expenses related to the industrial and commercial launch of an innovation. The loan is repayable over a seven-year period ending June 30, 2029, and bears a fixed interest rate of 4.29% per annum. A processing fee was withheld from the proceeds at issuance.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

The loan was initially measured at fair value, and interest expense is recognized subsequently using the effective interest method at an effective interest rate of 5.25% per annum.

As at December 31, 2025, IC’Alps owed Bpifrance Financement noncurrent debt in an aggregate amount of EUR 271,255 (USD 318,633) and current debt in an aggregate amount of EUR 72,050 (USD 84,635). From August 4, 2025, through December 31, 2025, IC’Alps recorded effective interest expense of EUR 10,618 (USD 12,381).

PGE loan – CIC Lyonnaise de Banque

On May 12, 2020, CIC Lyonnaise de Banque granted IC’Alps a state-guaranteed cash-flow loan (“PGE”) in the amount of EUR 600,000 as part of the French government’s COVID-19 economic support measures. Following an amendment effective May 15, 2021, IC’Alps rescheduled repayment over a 60-month period and became liable for interest at a fixed rate of 0.70% per annum on the outstanding principal (together with guarantee fees).

As the loan was granted at market terms and transaction costs were immaterial, interest expense is recognized at the stated contractual rate. As at December 31, 2025, IC’Alps owed CIC Lyonnaise de Banque current debt in an aggregate amount of EUR 63,287 (USD 74,340). From August 4, 2025 through December 31, 2025, IC’Alps recorded interest expense of EUR 295 (USD 344).

PGE Soutien Innovation loan – Bpifrance

On June 15, 2020, Bpifrance Financement granted IC’Alps a state-guaranteed cash-flow loan (PGE Soutien Innovation) in the amount of EUR 600,000 as part of the French government’s COVID-19 economic support measures. Following an amendment effective June 15, 2021, the repayment of principal and interest was rescheduled over 20 quarterly installments. Under the amended terms, interest accrues at a fixed rate of 3.35% per annum on the outstanding principal.

As the loan was granted at market terms and no transaction costs were incurred, interest expense is recognized at the stated contractual rate. As at December 31, 2025, IC’Alps owed Bpifrance Financement current debt in an aggregate amount of EUR 75,000 (USD 88,100). From August 4, 2025 through December 31, 2025, IC’Alps recorded interest expense of EUR 2,827 (USD 3,296).

PGE loan – BNP Paribas

On June 14, 2022, BNP Paribas granted IC’Alps a state-guaranteed business loan in the amount of EUR 300,000 as part of the French government’s COVID-19 economic support measures. Following an amendment effective June 13, 2023, repayment of principal, interest and guarantee fees was rescheduled over a 60-month period. Under the amended terms, interest accrues at a fixed rate of 3.75% per annum on the outstanding principal.

As the loan was granted at market terms and transaction costs were immaterial, interest expense is recognized at the stated contractual rate. As at December 31, 2025, IC’Alps owed BNP Paribas noncurrent debt in an aggregate amount of EUR 76,542 (USD 89,911) and current debt in an aggregate amount of EUR 120,333 (USD 141,339). From August 4, 2025, through December 31, 2025, IC’Alps recorded interest expense of EUR 3,368 (USD 3,927).

Recoverable advance from Bpifrance (“Avance Innovation”)

On July 3, 2018, Bpifrance Financement granted IC’Alps an interest-free repayable advance (“Avance Innovation”) in the amount of EUR 652,000 to support the development of analog and digital components for ultrasonic solutions. The advance was disbursed in three installments (subject to conditions) and is repayable in 20 equal quarterly installments beginning December 31, 2021, and ending September 30, 2026.

As the advance is interest-free, it was initially measured at fair value. Interest expense is recognized subsequently using the effective interest method at an effective interest rate of 4.18% per annum. The difference between the fair value at initial recognition and the cash proceeds received was recognized as deferred income (grant component) and is recognized in income over the related period.

As at December 31, 2025, IC’Alps owed Bpifrance Financement current debt in an aggregate amount of EUR 94,466 (USD 110,966). The current portion of deferred grant income was EUR 3,334 (USD 3,916); accordingly, the carrying value of the current debt was EUR 91,132 (USD 107,050). From August 4, 2025, through December 31, 2025, IC’Alps recorded effective interest expense of EUR 2,960 (USD 3,451).

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

BELICIM project – Bpifrance grant and recoverable advance agreement

On February 28, 2020, IC’Alps entered into a multi-party aid agreement with Bpifrance Financement under the PSPC-Régions Call for Projects (BELICIM). The aid available to IC’Alps under the program was structured as (i) a recoverable advance and (ii) a grant component.

The recoverable advance is repayable in four annual installments starting December 31, 2024, unless the project is declared a technico-economic failure. The recoverable advance was initially measured at fair value and interest expense is recognized subsequently over the repayment period using the effective interest method at an effective interest rate of 0.94% per annum.

As at December 31, 2025, IC’Alps owed Bpifrance Financement noncurrent debt in an aggregate amount of EUR 167,222 (USD 196,430) and current debt in an aggregate amount of EUR 61,253 (USD 71,952). From August 4, 2025, through December 31, 2025, IC’Alps recorded effective interest expense of EUR 1,296 (USD 1,511).

Loan Agreements with UBS SA

On March 26, 2020, two members of the Group, WISeKey International Holding Ltd and WISeKey SA, entered into the COVID-19 loans to borrow funds under the Swiss Government supported COVID-19 Credit Facility with UBS SA. Under the terms of the Agreement, UBS has lent such Group members a total of CHF 571,500. The loans are repayable in full by March 30, 2028, as amended, being the eighth anniversary of the date of deposit of the funds by UBS. Semi-annual repayments have started since March 31, 2022, and will be spread on a linear basis over the remaining term. Full repayment of the loans is permitted at any time. The interest rate is determined by Swiss COVID-19 Law. At inception, the COVID-19 loans carried an interest rate of 0%, which was updated to an interest rate of 1.5% per annum paid quarterly from April 1, 2023. There were no fees or costs attributed to the Covid loans and as such there is no debt discount of debt premium associated with the loan facility.

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

The outstanding balance on the loans as at December 31, 2024 was CHF 138,700 (USD 152,940).

During the year ended December 31, 2025, the loans accrued interest in a total amount of CHF 728 (USD 919 at closing rate) and WISeKey repaid CHF 46,600 out of the loans, bringing the total repayment to date to CHF 479,400 (USD 605,387 at closing rate). Therefore, as at December 31, 2025, the outstanding balance on the loans was CHF 92,161 (USD 116,381).

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

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Due to L1’s option to convert the loan in part or in full at any time before maturity, the 2024 L1 Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that L1 will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. The Group assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the 2024 L1 Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

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

For the year ended December 31, 2024, L1 converted a total of USD 1,24 million out of the 2024 L1 Initial Tranche, resulting in the delivery of a total of 344,598 WIHN Class B Shares. A debt discount charge of USD 17,746 was amortized to the income statement and a total debit of USD 119,212 was booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2024, convertible notes in an aggregate amount of USD 10,000 remained unconverted and the unamortized debt discount balance was USD 903, hence a carrying value of USD 9,097. The outstanding 2024 L1 Facility available was USD 13.75 million.

During the year ended December 31, 2025, there were no subscriptions or conversions under the 2024 L1 Facility. A debt discount charge of USD 903 was amortized to the income statement. As at December 31, 2025, convertible notes in an aggregate amount of USD 10,000 remained unconverted and the debt discount was fully amortized, hence a carrying value of USD 10,000. The outstanding 2024 L1 Facility available was USD 13.75 million.

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

Due to Anson’s option to convert the loan in part or in full at any time before maturity, the 2024 Anson Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that Anson will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. The Group assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the 2024 Anson Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

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

For the year ended December 31, 2024, Anson converted the 2024 Anson Initial Tranche in full, resulting in the delivery of a total of 346,820 WIHN Class B Shares. A debt discount charge of USD 18,774 was amortized to the income statement and a total debit of USD 119,087 was booked to APIC on conversions as per ASC 470-02-40-4.

As at December 31, 2024, there were no unconverted notes, hence a carrying value of USD nil. The outstanding 2024 Anson Facility available was USD 13.75 million.

During the year ended December 31, 2025, there were no subscriptions or conversions under the 2024 Anson Facility. As at December 31, 2025, there were no unconverted notes, hence a carrying value of USD nil. The outstanding 2024 Anson Facility available was USD 13.75 million.

Note 26.Employee benefit plans

Defined benefit post-retirement plan

The Group maintains defined benefit pension plans covering employees in Switzerland and France. These include plans maintained by WISeKey SA, WISeKey International Holding Ltd. and SEALSQ Corp for employees in Switzerland, and plans maintained by SEALSQ France SAS and IC’Alps SAS for employees in France.

All plans are accounted for as defined benefit plans in accordance with ASC 715 Compensation – Retirement Benefits. This model allocates pension costs over the service period of employees in the plan. The underlying principle is that employees render services ratably over this period, and therefore, the income statement effects of pensions should follow a similar pattern.

The Group recorded net service cost as an operating expense and other components of defined benefit plans as a non-operating expense in the statement of comprehensive loss.

The liabilities and periodic pension costs are determined using actuarial valuation methodologies that incorporate various assumptions, including discount rates and, where applicable, the expected long-term rate of return on plan assets. Plan assets are measured at fair value based on prevailing market prices.

The defined benefit plans maintained by the Group’s French subsidiaries provide retirement benefits in the form of a lump-sum payment based on each employee’s remuneration and length of service. These plans are unfunded and therefore do not hold plan assets.

Personnel costs consisted of the following:

Personnel Costs	As at December 31,	As at December 31,	As at December 31,
USD’000	2025	2024	2023
Wages and Salaries	20,677	13,139	12,507
Social security contributions	7,428	3,977	3,611
Net service costs	778	350	449
Other components of defined benefit plans, net	(123)	29	(45)
Total	28,760	17,495	16,522

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Key assumptions used in the fair value measurement of the plan assets were as follows:

	As at December 31,
Assumptions	2025	2025	2024	2024	2023	2023
	France	Switzerland	France	Switzerland	France	Switzerland
Discount rate	3.40%	1.16%	3.10%	0.97%	3.05%	1.52%
Expected rate of return on plan assets (1)	n/a	3.33%	n/a	3.05%	n/a	3.04%
Salary increases	3%	2.5%	3%	2%	3%	2%

(1) For WISeKey SA and WISeKey International Holding Ltd’s funded plans, the expected long-term rate of return on assets is based on the pension fund’s asset allocation.

As of December 31, 2025 and December 31, 2024 the Group’s accumulated benefit obligation amounted respectively to USD 17,417,000 and USD 14,604,000.

Reconciliation to Balance Sheet start of year
USD’000
Fiscal year	2025	2024	2023

Fair value of plan assets	(11,027)	(11,142)	(10,108)
Projected benefit obligation	14,904	14,143	11,867
Surplus/deficit	3,877	3,001	1,759
Opening balance sheet liability / (asset) (funded status)	3,877	3,001	1,759

Reconciliation of benefit obligation during the year
Projected benefit obligation at start of year	14,904	14,143	11,867
Net service cost	357	225	237
Interest expense	175	214	279
Plan participant contributions	150	118	98
Net benefits paid to participants	154	177	(100)
Prior service costs	—	—	(19)
Actuarial losses / (gains)	(235)	1,067	606
Acquisitions	138
Currency translation adjustment	2,217	(1,040)	1,175
Projected benefit obligation at end of year	17,860	14,904	14,143

Reconciliation of plan assets during year
Fair value of plan assets at start of year	(11,027)	(11,142)	(10,108)
Employer contributions paid over the year	(280)	(218)	(184)
Plan participant contributions	(150)	(118)	(98)
Net benefits paid to participants	(154)	(184)	78
Expected return on plan assets	(370)	(326)	(311)
Actuarial (gain) / loss on assets	255	115	501
Currency translation adjustment	(1,632)	846	(1,020)
Fair value of plan assets at end of year	(13,358)	(11,027)	(11,142)

Reconciliation to balance sheet end of year
Fair value of plan assets	(13,358)	(11,027)	(11,142)
Defined benefit obligation - funded plans	17,860	14,904	14,143
Surplus/deficit	4,502	3,877	3,001

Closing balance sheet liability / (asset) (funded status)	4,502	3,877	3,001

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Movement in Funded Status
USD’000
Fiscal year	2025	2024	2023

Opening balance sheet liability (funded status)	3,877	3,001	1,759

Net service cost	357	225	237
Interest cost / (credit) on benefit obligation	175	214	279
Expected return on plan assets	(370)	(326)	(311)
Amortization of net (gain) / loss	70	22	—
Amortization of prior service cost / (credit)	(97)	(48)	(26)
Currency translation adjustment	—	—	(2)
Total net periodic benefit cost / (credit)	135	87	177

Actuarial (gain) / loss on liabilities	(234)	1,067	606
Return in plan assets, excl. amounts included in net interest	255	115	501
Prior service cost / (credit)	—	—	(19)
Amortization of net (gain) / loss	(70)	(22)	—
Amortization of prior service cost / (credit)	97	48	26
Currency translation adjustment	17	—	37
Total (gain) / loss recognized via other comprehensive income	65	1,208	1,151

Employer contributions paid in the year	(280)	(218)	(184)
Cashflow required to pay benefit payments	—	(7)	(22)
Total cashflow	(280)	(225)	(206)

Acquisitions	138	—	—
Currency translation adjustment	567	(194)	120
Closing balance sheet liability (funded status)	4,502	3,877	3,001

Reconciliation of unrecognized (gain) / loss
Unrecognized (gain) / loss at beginning of year	1,891	795	(338)
Amortization during the year	(70)	(22)	—
Actuarial (gain) / loss on liabilities	(234)	1,067	606
Actuarial (gain) / loss on assets	255	112	535
Acquisitions	22	—	—
Currency translation adjustment	288	(61)	(8)
Unrecognized (gain) / loss at year-end	2,152	1,891	795

Reconciliation of unrecognized prior service cost / (credit)
Unrecognized prior service cost / (credit) at beginning of year	(456)	(542)	(503)
Prior service cost for the current period	—	—	(19)
Amortization during the year	101	48	26
Currency translation adjustment	(54)	38	(46)
Unrecognized prior service cost / (credit) at year-end	(409)	(456)	(542)

Amounts recognized in accumulated other comprehensive income
Net loss / (gain)	2,152	1,891	795
Prior service cost / (credit)	(409)	(456)	(542)
Deficit	1,743	1,435	253

Estimated amount to be amortized from accumulated other comprehensive income into net periodic benefit cost / (credit) over next fiscal year
Net loss / (gain)	(115)	(94)	—
Prior service cost / (credit)	(104)	(101)	(26)

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

All plan assets are held in collective insurance contracts with third-party insurance providers. These providers manage the underlying investments in accordance with regulatory requirements and the terms of the insurance agreements. The Group does not have direct control over or visibility into the underlying investment portfolio. The value of the insurance contract is classified within Level 2 of the fair value hierarchy, in accordance with ASC 820.

The table below shows the breakdown of expected future contributions payable to the Plan :

Period
USD’000	Switzerland	France
2026	2,632	94
2027	778	59
2028	662	59
2029	1,052	14
2030	649	196
2031 to 2035	3,147	862

There are no plan assets expected to be returned to the employer during the 12-month period following December 31, 2025.

Note 27.Commitments and contingencies

Lease commitments

The future payments due under leases are shown in Note 17.

Guarantees

Our software and hardware product sales agreements generally include certain provisions for indemnifying customers against liabilities if our products infringe a third party’s intellectual property rights. Certain of our product sales agreements also include provisions indemnifying customers against liabilities in the event the Group breaches confidentiality or service level requirements. It is not possible to determine the maximum potential amount under these indemnification agreements due to our lack of history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, the Group has not incurred any costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Warranties

ASIC Design

The Company provides a standard three to six-month assurance-type warranty from the date of delivery for all contracts to provide prototypes during the development phase or pre-series chips during the industrialization phase. During this six-month period, the customer has the right to request the Group to initiate a diagnostic process in the event the circuit does not function in line with its specification. The cost of the diagnostic process is borne by the customer if the circuit is found to be faultless (excluding all the IPs / sub-blocks coming from third parties, and except if the customer made any modification) or if the customer cancels the diagnostic process midway. The warranty is considered an assurance-type warranty as it only covers the circuit’s compliance with agreed-upon specifications. As such, no liability has been recognized for potential warranty claims, as the Group cannot reasonably estimate the likelihood or amount of future payments under this warranty.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

ASIC Production:

For ASICs sold as processed, unpackaged semiconductor chips, or processed wafers, the Group provides a standard assurance-type warranty valid for 24 months from the date of delivery. Under the warranty terms, the Group may replace the product or issue a credit note or provide a rebate on the purchase price, for any ASICs that do not conform to the agreed specifications. The warranty excludes damage not attributable to the Group, such as that resulting from improper storage or usage by the customer. During the warranty period, customers may request the Group to initiate a diagnostic defects process to assess potential defects. If the circuit is found to be faultless or if the diagnostic process is cancelled midway, the customer bears the cost of the diagnostic process. The cost of any redesign outside the warranty scope, or support provided outside the warranty period, is chargeable to the customer at cost or based on agreed rates. In accordance with ASC 460, this warranty is classified as an assurance-type warranty, as it solely covers compliance of the delivered ASICs with contractual specifications. No liability has been recognized for potential warranty claims, as the Group cannot reasonably estimate the likelihood or amount of future payments under this warranty.

Note 28.Stockholders’ equity

Stockholders’ equity consisted of the following:

WISeKey International Holding Ltd	As at December 31, 2025		As at December 31, 2024
	Class A	Class B	Class A	Class B
Share Capital	Shares	Shares	Shares	Shares
Par value per share (in CHF)	0.01	0.10	0.01	0.10
Share capital (in USD)	16,007	439,712	16,007	359,485
Per Articles of association and Swiss capital categories
Conditional Share Capital - Total number of conditional shares(1)	400,000	2,080,317	400,000	1,210,590
Total number of fully paid-in shares	1,600,880	4,080,546	1,600,880	3,365,560
Per US GAAP
Total number of authorized shares	2,000,880	8,281,180	2,000,880	6,194,267
Total number of fully paid-in issued shares(1)	1,600,880	4,080,546	1,600,880	3,365,560
Total number of fully paid-in outstanding shares(1)	1,600,880	4,024,038	1,600,880	3,309,052
Par value per share (in CHF)	0.01	0.10	0.01	0.10
Share capital (in USD)	16,007	439,712	16,007	359,485
Total share capital (in USD)	455,719		375,492
Treasury Share Capital
Total number of fully paid-in shares held as treasury shares	—	56,508	—	56,508
Treasury share capital (in USD)	—	501,644	—	501,644
Total treasury share capital (in USD)	—	501,644	—	501,644

(1) Conversions of conditional capital that were not registered with the commercial register as of December 31, 2025 and 2024, respectively, are not deducted from the total number of conditional shares, i.e. the number shown is as if the issues had not taken place.

Treasury Shares

In the years to December 31, 2025 and 2024 respectively, WISeKey did not purchase any treasury shares and sold a total of nil and 65,545 treasury shares at an average sale price of USD nil and USD 2.97 per share.

Share buyback program

On July 9, 2019, the Group started a share buyback program on the SIX Swiss Exchange to buy back Class B Shares up to a maximum 10% of the share capital and 5.35% of the voting rights. In compliance with Swiss Law, at no time will the group hold more than 10% of its own registered shares. The share buyback program ended on July 8, 2022.

As at December 31, 2025, WISeKey’s treasury share balance included 8,347 Class B Shares purchased through the share buyback program.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Voting rights

The Company has two classes of registered shares outstanding: Class A Shares and Class B Shares. Each Class A Share and each Class B Share entitles the holder to one vote at general meetings of shareholders. The Class A Shares have a nominal value of CHF 0.01 per share and the Class B Shares have a nominal value of CHF 0.10 per share. However, both classes have identical voting rights on a per-share basis, namely one (1) vote per share.

Shareholder resolutions, including the election of members of the board of directors, are generally adopted by the affirmative vote of a majority of the votes represented at a general meeting of shareholders, unless a higher voting threshold is required by Swiss law or the Company’s Articles of Association.

Both classes of shares confer equal rights to dividends and to distributions upon liquidation of the Company, proportionate to their respective nominal values. Only shareholders recorded in the Company’s share register as of the applicable record date are entitled to vote at a general meeting of shareholders.

Any acquirer of Shares who is not registered in the share register as a shareholder with voting rights may not vote at or participate in any General Meeting but will still be entitled to dividends and other rights with financial value with respect to such Shares.

Transfer Restrictions and Conversion Rights

Holders of Class A Shares have entered into shareholder agreements with the Company under which transfers of Class A Shares are restricted. Such holders may not (i) directly or indirectly offer, sell, transfer or grant any option or contract to purchase, purchase any option or contract to sell, grant instruction rights with respect to or otherwise dispose of, or (ii) solicit any offers to purchase, otherwise acquire or be entitled to, any of his/her/its Class A Shares or any right associated therewith (collectively a “Transfer”), except if such Transfer constitutes a “Permitted Transfer”, as defined hereafter. A Permitted Transfer is defined as a Transfer by a holder of Class A Share to his/her spouse or immediate family member (or a trust related to such immediate family member) or a third party for reasonable estate planning purposes, the transfer to an affiliate, or any transfer following conversion of his/her/its Class A Shares into Class B Shares. Each holder of a Class A Share has the right to request that, at WISeKey’s annual General Meeting, an item be included on the agenda according to which Class A Shares are, at the discretion of each holder of Class A Shares, converted into Class B Shares.

Note 29.Accumulated other comprehensive income

USD’000
Accumulated other comprehensive income as at December 31, 2023		4,041
Total net foreign currency translation adjustments	315
Total defined benefit pension adjustment	(1,206)
Total other comprehensive income / (loss), net		(891)
Accumulated other comprehensive income as at December 31, 2024		3,150
Total net foreign currency translation adjustments	323
Total unrealized gain on available-for-sale debt securities	25
Total defined benefit pension adjustment	(72)
Total other comprehensive income / (loss), net		276
Accumulated other comprehensive income as at December 31, 2025		3,426

There is no income tax expense or benefit allocated to other comprehensive income.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Note 30.Net loss attributable to WISeKey International Holding Ltd and transfers to/from the noncontrolling interest

The purpose of this schedule is to disclose the effects of the changes in WISeKey’s ownership interest in its subsidiaries on WISeKey’ equity.

	12 months ended December 31,
USD’000	2025	2024	2023
Net loss attributable to WISeKey International Holding Ltd	(8,356)	(23,216)	(15,213)
Increase / (decrease) in APIC for the sale of 91,485,610, 84,592,712 and 9,445,607 Ordinary Shares of SEALSQ Corp	1,973	9,812	(147)
Increase in APIC for the sale of 3,333,333, nil and nil shares of SEALCOIN AG	215	—	—
Increase in APIC for the sale of 870, nil and nil shares of WiSeSat.Space AG	96	—	—
Decrease in APIC for the sale of nil, 14,286 and nil shares of WISe.ART AG	—	(42)	—
Net transfers (to) from noncontrolling interest	2,284	9,770	(147)
Change from net loss attributable to WISeKey International Holding Ltd’s shareholders and transfers (to) from noncontrolling interest	(6,072)	(13,446)	(15,360)

Share Purchase Agreements with Several Institutional Investors

On May 5, 2025, the Group entered into a Securities Purchase Agreement with several institutional investors to sell and issue 10 million ordinary shares of SEALSQ for a total subscription price of USD 20 million.

On July 14, 2025, the Group entered into a Securities Purchase Agreement with several institutional investors to sell and issue 15 million ordinary shares of SEALSQ together with Class A ordinary share purchase warrants to purchase up to 15 million ordinary shares of SEALSQ (the ”Class A Warrants”) and Class B ordinary share purchase warrants to purchase up to 15 million ordinary shares of SEALSQ (the ”Class B Warrants” and, together with the Class A Warrants, the ”Warrants”), for a subscription price of USD 60.0 million, with each ordinary share of SEALSQ sold in the offering accompanied by one Class A Warrant and one Class B Warrant. The Class A Warrants and Class B Warrants are immediately exercisable, have an exercise price of USD 4.60 per ordinary share of SEALSQ, and expire seven years from the date of issuance. Each Warrant is exercisable for one ordinary share of SEALSQ.

On October 15, 2025, the Group entered into a Securities Purchase Agreement with several institutional investors to sell and issue (i) 12,640,000 ordinary shares of SEALSQ and (ii) in the concurrent private placement, pre-funded ordinary share purchase warrants to purchase up to 14,026,666 ordinary shares of SEALSQ (the “Pre-funded Warrants”) together with Class D ordinary share purchase warrants to purchase up to 53,333,332 ordinary shares of SEALSQ (the “Class D Warrants” and, together with the Pre-funded Warrants, the “Private Warrants”), for aggregate gross proceeds of USD 200 million. Each Pre-funded Warrant is exercisable for one ordinary share of SEALSQ at an exercise price of USD 0.0001 per share and is immediately exercisable until exercised in full. The Class D Warrants are immediately exercisable, have an exercise price of USD 9.25 per ordinary share of SEALSQ, and expire seven years from the date of issuance. Each Class D Warrant is exercisable for one ordinary share of SEALSQ.

At-the-Market Facility

On May 19, 2025, the Group entered into an at-the-market (“ATM”) equity offering program for its subsidiary SEALSQ, pursuant to which it may offer and sell ordinary shares of SEALSQ having an aggregate offering price of up to USD 100 million from time to time through a designated sales agent.

For the year ended December 31, 2025, 15,450,000 ordinary shares of SEALSQ were sold under the ATM program generating gross proceeds of USD 71,066,307 and net proceeds of USD 68,591,229 after commissions and offering expenses. As at December 31, 2025, approximately USD 28.9 million of the ATM facility remained available for future sales.

Inducement Offer to Exercise Existing Ordinary Share Purchase Warrants

On October 6, 2025, the Group, through its subsidiaries SEALSQ, entered into a Warrant Inducement Agreement with certain institutional investors under which all outstanding Class A Warrants were exercised or exchanged in full at an exercise price of USD 4.60 per ordinary share of SEALSQ, resulting in gross proceeds of USD 69.0 million.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

In consideration for the early exercise of the Class A Warrants, the Group issued Class C ordinary share purchase warrants to purchase up to an aggregate of 26,250,000 ordinary shares of SEALSQ (the “Class C Warrants”). The Class C Warrants are immediately exercisable, have an exercise price of USD 5.10 per ordinary share of SEALSQ, and expire seven years from the date of issuance.

Warrant exercise

During the year ended December 31, 2025, the Group issued a total of 35,496,048 ordinary shares of SEALSQ to certain institutional investors upon the exercise of warrants and pre-funded warrants, resulting in gross proceeds of USD 56,839,132.

Note 31.Revenue

Nature of goods and services

The Group generates revenues from the sale of semiconductors secure chips and from Digital Certificates, Software as a Service, Software license and Post-Contract Customer Support (PCS) for cybersecurity applications, and, with the acquisition of IC’Alps, from the delivery of custom ASIC (Application-Specific Integrated Circuit) design and development services during the pre-production phase, and the supply of manufactured ASIC chips during the production phase. These services and products are typically contracted separately but may also be bundled across multiple phases of the ASIC lifecycle.

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

The following table shows the description of the principal activities from which the Group generates its revenue across all reportable segments:

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

Customers pay upon delivery of the software or over the PCS.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Product and services	Nature, timing of satisfaction of performance obligations and significant payment terms
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

Space and satellite technology services

The Group provides project-based space and satellite technology services, including technical studies, demonstrators, hardware-related deliverables and associated support services. These services generally represent distinct performance obligations under customer contracts. The Group recognizes revenue at a point in time when the relevant contractual deliverable or service has been performed and accepted by the customer, which generally occurs upon delivery of the technical analysis, report, demonstrator, hardware-related deliverable, or other agreed milestone. Customers typically pay upon invoicing following completion and acceptance of the relevant deliverable or milestone.

ASIC Design

The services provided are structured into Work Packages (WPs), each representing a separate performance obligation. These could include services associated with the specification/ pre-study, design, prototyping or industrialization. Revenue is recognized over time using the cost-incurred method, as customers control the asset during development and the Group has a right to payment for performance to date. Payments are made progressively based on milestones and deliverables.

ASIC Production

Each purchase order for ASIC chips represents a distinct performance obligation to provide the specified quantity and type of chips. Revenue is recognized at a point in time, specifically, when control of the chip transfers to the customer upon delivery. The Company acts as principal, managing the full production process including subcontractor coordination, quality assurance, and logistics. Customers typically pay upon delivery.

Disaggregation of revenue

The following table shows the Group’s revenues disaggregated by reportable segment and by product or service type:

Disaggregation of revenue		At one point in time			Over time			Total
USD’000	Typical payment	2025	2024	2023	2025	2024	2023	2025	2024	2023
Semiconductors segment
Secure chips	Upon delivery	14,329	10,937	30,044	—	—	—	14,329	10,937	30,044
Certificates	Upon issuance	298	39	—	24	5	14	322	44	14
Total Semiconductors segment		14,627	10,976	30,044	24	5	14	14,651	10,981	30,058
ASIC segment
ASIC Design	Milestone based	—	—	—	3,522	—	—	3,522	—	—
ASIC Production	Upon delivery	79	—	—	—	—	—	79	—	—
Total ASIC segment		79			3,522			3,601
Total Non-reportable segments		126	57	—	911	837	860	1,037	894	860
Total Revenue		14,832	11,033	30,044	4,457	842	874	19,289	11,875	30,918

For the years ended December 31, 2025, 2024, and 2023 the Group recorded no revenues related to performance obligations in prior periods.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

The following table shows the Group’s revenues disaggregated by geography, based on our customers’ billing addresses:

Net sales by region	12 months ended December 31,
USD’000	2025	2024	2023
Semiconductors segment
Switzerland	518	348	1,436
Europe, Middle East and Africa	1,712	1,491	8,549
North America	9,147	7,500	16,531
Asia Pacific	3,180	1,642	3,466
Latin America	94	—	76
Total Semiconductors segment	14,651	10,981	30,058
ASIC segment
Switzerland	—	—	—
Europe, Middle East and Africa	2,214	—	—
North America	1,340	—	—
Asia Pacific	47	—	—
Total ASIC segment	3,601	—	—
Total non-reportable segments	1,037	894	860
Total net sales	19,289	11,875	30,918

*EMEA means Europe, Middle East and Africa

Contract assets, deferred revenue and contract liability

Contract assets, deferred revenue and contract liability consisted of the following:

	As at December 31,	As at December 31,
USD’000	2025	2024
Trade accounts receivables
Trade accounts receivable - Semiconductors segment	3,282	3,645
Trade accounts receivable - ASIC segment	986	—
Trade accounts receivable - Non-reportable segments	599	488
Total trade accounts receivables	4,867	4,133
Contract assets - ASIC segment	451	—
Contract assets – Non-reportable segments	16	—
Total contract assets	467	—
Customer contract liabilities – Semiconductors segment	4	83
Customer contract liabilities – ASIC segment	1,596	—
Customer contract liabilities – Non-reportable segments	173	312
Total contract liabilities	1,773	395
Deferred revenue
Deferred revenue - Semiconductors segment	21	5
Deferred revenue - ASIC segment	4	—
Deferred revenue - Non-reportable segments	81	109
Total deferred revenue	106	114
Revenue recognized in the period from amounts included in the deferred revenue at the beginning of the year	79	218

Increases or decreases in trade accounts receivable, contract assets, deferred revenue and contract liability were primarily due to normal timing differences between our performance and customer payments.

Remaining performance obligations

As of December 31, 2025, the Group expects to recognize approximately USD 653,000 of revenue from remaining performance obligations related to mPKI, IoT and ASIC contracts. The Group expects to recognize revenue for these remaining performance obligations in 2026 and 2027.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

The following table shows the expected recognition over the next few years:

Estimated revenue from remaining performance obligations as at December 31, 2025	USD’000
2026	641
2027	12
Total remaining performance obligation	653

Note 32.Other operating income

Other operating income related to:

	12 months ended December 31,
USD’000	2025	2024	2023
Other operating income from related parties	158	181	119
Other operating income - other	66	3	48
Total other operating income	224	184	167

In the years 2025 and 2024, other operating income from related parties was made up of the amounts invoiced by WISeKey to the OISTE Foundation for the use of its premises and equipment (see Note 40).

Note 33.Stock-based compensation

Stock-based compensation in WISeKey International Holding Ltd

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

Grants

Options granted
Year ended December 31,	on Class B Shares
2025	22,129
2024	152,090
2023	18,418

Options granted during the periods were primarily issued to Board members, employees, and certain external advisors. Each option entitles the holder to acquire one WIHN Class B Share.

No options on WIHN Class A Shares were granted during the years ended December 31, 2025, 2024 and 2023. Options granted under the plans generally vest immediately upon grant unless otherwise specified.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model, using the market price of a WIHN Class B Share. Expected volatility is based on historical volatility of WIHN Class B Shares.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Prior to 2025, all option grants were classified as equity instruments. However, in the second half of 2025, WISeKey management decided to permit the withholding of shares as a means of meeting the grantee’s tax obligation in relation to their option exercise, which means that, for jurisdictions that do not have any withholding requirement, the awards are accounted for as liabilities under ASC 718, measured at fair value on the grant date and remeasured at each reporting period until settlement. The reclassification of some options from equity to liability and the related remeasurement at fair value at December 31, 2025 generated a net credit to the income statement of USD 2,914,204 in the year ended December 31, 2025 (USD 1,590,825 for WIHN Class B Shares and USD 1,323,379 for WIHN Class A Shares), in relation to WISeKey options granted to employees and Board members.

The following assumptions were used to estimate the fair value of stock options granted:

Assumption	December 31, 2025	December 31, 2024	December 31, 2023
Dividend yield	None	None	None
Risk-free interest rate used (average)	1.00%	1.00%	1.00%
Expected market price volatility	83.07 – 127.81%	71.29 – 71.60%	69.77 - 70.72%
Average remaining expected life of stock options on WIHN Class B Shares (years)	3.32	4.30	5.23
Average remaining expected life of stock options on WIHN Class A Shares (years)	2.90	3.90	4.90

Unvested options to employees as at December 31, 2025 were recognized prorata temporis over the service period (grant date to vesting date).

The following table summarizes the development of the Group’s non-vested options for the years ended December 31, 2025 and 2024.

	Options on WIHN Class B Shares		Options on WIHN Class A Shares
		Weighted-		Weighted-
	Number of	average grant	Number of	average grant
	shares under	date fair value	shares under	date fair value
Non-vested options	options	(USD)	options	(USD)
Non-vested options as at December 31, 2023	268	7.50	—	—
Granted	152,090	6.79	—	—
Vested	(152,222)	6.79	—	—
Non-vested forfeited or cancelled	—	—	—	—
Non-vested options as at December 31, 2024	136	7.55	—	—
Granted	22,129	11.08	—	—
Vested	(22,265)	11.06	—	—
Non-vested forfeited or cancelled	—	—	—	—
Non-vested options as at December 31, 2025	—	—	—	—

As at December 31 2025, there was no unrecognized compensation expense related to non-vested stock option-based compensation arrangements. Non-vested stock options outstanding as at December 31, 2025 were accounted for using the graded-vesting method, as permitted under ASC 718-10-35-8, and we therefore recognized compensation costs calculated using the Black-Scholes model and the market price of WIHN Class B Shares at grant date, over the requisite service period.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

The following tables summarize the Group’s stock option activity for the years ended December 31, 2025, 2024 and 2023.

			Weighted average
	WIHN Class B	Weighted-average	remaining	Aggregate
	Shares under	exercise price	contractual term	intrinsic value
Options on WIHN Class B Shares	options	(USD)	(in years)	(USD)
Outstanding as at December 31, 2023	148,039	3.11	5.23	111,306
Of which vested	147,771	3.11	5.23	111,104
Of which non-vested	268	—		—
Granted	152,090	1.35	—	—
Exercised or converted	(23,570)	0.11	—	496,406
Forfeited or cancelled	—	—	—	—
Expired	(300)	—	—	—
Outstanding as at December 31, 2024	276,259	2.40	5.25	5,235,260
Of which vested	276,123	2.40	5.24	5,226,771
Of which non-vested	136	—	—	—
Granted	22,129	0.97	—	—
Exercised or converted	(7,741)	0.13	—	127,275
Forfeited or cancelled	(1,200)	3.16	—	—
Expired	(200)	—	—	—
Outstanding as at December 31, 2025	289,247	2.47	4.31	4,073,566
Of which vested	289,247	2.47	4.31	4,073,566
Of which non-vested	—	—	—	—

			Weighted average
	WIHN Class	Weighted-average	remaining	Aggregate
	A Shares under	exercise price	contractual term	intrinsic value
Options on WIHN Class A Shares	options	(USD)	(in years)	(USD)
Outstanding as at December 31, 2023	392,720	0.25	4.90	23,339
Of which vested	392,720	0.25	4.90	23,339
Granted	—	—	—	—
Outstanding as at December 31, 2024	392,720	0.25	3.90	723,175
Of which vested	392,720	0.25	3.90	723,175
Granted	—	—	—	—
Outstanding as at December 31, 2025	392,720	0.25	2.90	526,675
Of which vested	392,720	0.25	2.90	526,675

Stock-based compensation in SEALSQ Corp

Employee stock option plans

The F Share Option Plan (“FSOP”) and the Ordinary Share Option Plan (“OSOP”) were approved respectively on January 19, 2023, and September 15, 2023, by the Board of directors of SEALSQ.

Grants

During the years ended December 31, 2025, 2024 and 2023, the Group granted options exercisable into ordinary and F shares of SEALSQ as follows:

	Options granted	Options granted
Year ended December 31,	on Ordinary Shares of SEALSQ	on F Shares of SEALSQ
2025	3,042,652	—
2024	245,165	23
2023	—	77

Options granted during the periods were primarily issued to Board members, employees, and certain external advisors. Each option entitles the holder to acquire one share.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model. Expected volatility was based on historical volatility of SEALSQ’s ordinary shares in 2025 and 2024, and on historical share price volatility of other companies in the same industry and of a similar size for prior periods.

In the year ended December 31, 2025, a total charge of USD 11,260,701 for options granted to Board members, employees and advisors was recognized in the consolidated income statement calculated by applying the Black-Scholes model at grant, in relation to options.

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

	December 31,	December 31,	December 31,
Assumption	2025	2024	2023
Dividend yield	None	None	None
Risk-free interest rate used (average)	1.00%	1.00%	1.00%
Expected market price volatility	175.40 - 183.25%	65.31 - 140.47%	73.19%
Average remaining expected life of stock options on F shares (years)	—	—	6.19
Average remaining expected life of stock options on ordinary shares (years)	5.33	6.53	n/a

The following tables illustrates the development of the Group’s non-vested options for the years ended December 31, 2025 and 2024.

	Options on ordinary shares
		Weighted-
	Number of	average grant
	shares under	date fair value
Non-vested options	options	(USD)
Non-vested options as at December 31, 2023	—	—
Granted	245,165	0.61
Vested	245,165	0.61
Non-vested forfeited or cancelled	—	—
Non-vested options as at December 31, 2024	—	—
Granted	3,042,652	2.94
Vested	3,041,452	2.93
Non-vested forfeited or cancelled	—	—
Non-vested options as at December 31, 2025	1,200	4.29

Options on F shares
Weighted-
	Number of	average grant
	shares under	date fair value
Non-vested options	options	(USD)
Non-vested options as at December 31, 2023	—	—
Granted	23	2.35
Vested	23	2.35
Non-vested forfeited or cancelled	—	—
Non-vested options as at December 31, 2024	—	—
Granted	—	—
Vested	—	—
Non-vested forfeited or cancelled	—	—
Non-vested options as at December 31, 2025	—	—

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

The following tables summarize the Group’s stock option activity for the years ended December 31, 2025 and 2024.

			Weighted average
		Weighted-average	remaining	Aggregate
	Ordinary shares	exercise price	contractual term	intrinsic value
Options on ordinary shares	under options	(USD)	(in years)	(USD)
Outstanding as at December 31, 2023	—	—	—	—
Of which vested	—	—	—	—
Granted	245,165	0.01	—	—
Outstanding as at December 31, 2024	245,165	0.01	6.65	1,505,313
Of which vested	245,165	0.01	6.65	1,505,313
Granted	3,042,652	0.01	—	—
Exercised or converted	(2,647,019)	0.01	—	9,471,366
Forfeited or cancelled	(65,774)	0.01	—	—
Outstanding as at December 31, 2025	575,024	0.04	6.14	2,152,900
Of which vested	573,824	0.04	6.14	2,148,376

Weighted average
		Weighted-average	remaining	Aggregate
	F shares under	exercise price	contractual term	intrinsic value
Options on F shares	options	(USD)	(in years)	(USD)
Outstanding as at December 31, 2023	77	0.05	6.19	19
Of which vested	77	0.05	6.19	19
Granted	23	0.05	—	—
Exercised or converted	(100)	0.05	—	118
Outstanding as at December 31, 2024	—	—	—	—
Of which vested	—	—	—	—
Granted	—	—	—	—
Exercised or converted	—	—	—	—
Outstanding as at December 31, 2025	—	—	—	—
Of which vested	—	—	—	—

Summary of stock-based compensation expenses

Stock-based compensation expenses	12 months ended December 31,
USD’000	2025	2024	2023
In relation to Employee Stock Option Plans (ESOP)	(2,950)	1,034	178
In relation to non-ESOP Option Agreements	36	—	—
In relation to SEALSQ Corp’s OSOP	11,261	148	—
Total	8,347	1,182	178

Stock-based compensation expenses are recorded under the following expense categories in the income statement.

Stock-based compensation expenses	12 months ended December 31,
USD’000	2025	2024	2023
Research & development expenses	2,062	—	—
Selling & marketing expenses	3,069	—	67
General & administrative expenses	3,216	1,182	111
Total	8,347	1,182	178

The following table reconciles the total stock-based compensation expense to the amounts recognized in stockholders’ equity:

Stock-based compensation expenses	12 months ended December 31,
USD’000	2025	2024	2023
Total stock-based compensation for the period	8,347	1,182	178
Less: stock-based compensation classified as liability	(5,084)	—	—
Stock-based compensation recognized in APIC	3,263	1,182	178

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Note 34.Non-operating income

Non-operating income consisted of the following:

	12 months ended December 31,
USD’000	2025	2024	2023
Foreign exchange gain	3,483	686	1,315
Gains from the remeasurement of crypto assets	27	—	—
Unrealized gains on investment	32	—	—
Sale of arago intellectual property	—	—	900
Financial income	44	684	36
Interest income	6,107	174	90
Gain on repayment of ExWorks Loan	3,699	—	—
Other	31	85	33
Total non-operating income	13,423	1,629	2,374

Note 35.Non-operating expenses

Non-operating expenses consisted of the following:

	12 months ended December 31,
USD’000	2025	2024	2023
Foreign exchange losses	3,479	775	2,134
Financial charges	368	317	261
Interest expense	(21)	884	702
Other components of defined benefit plans, net	(123)	29	(45)
Other	13	13	55
Total non-operating expenses	3,716	2,018	3,107

The credit balance in interest expense is due to the reversal of an accrued interest balance for a total amount of USD 66,500.

Note 36.Income taxes

The following table summarizes income / (loss) before income taxes by jurisdiction:

Income / (Loss)	12 months ended December 31,
USD’000	2025	2024	2023
Switzerland	(23,248)	(18,571)	(18,766)
Foreign	(14,963)	(10,286)	3,547
Loss before income tax	(38,211)	(28,857)	(15,219)

The following table summarizes income tax income/ (expense) before income taxes by jurisdiction:

	12 months ended December 31,
USD’000	2025	2024	2023
Current
Switzerland	—	—	—
Foreign	163	(3,086)	(230)

Deferred
Switzerland	—	—	—
Foreign	—	—	—
Income tax (expense) / income	163	(3,086)	(230)

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

The difference between the income tax recovery / (expense) at the Swiss Federal statutory income tax rate of 8.5% compared to the Group’s income tax recovery / (expense) as reported is reconciled below. In line with ASU 2023-09, the Group has elected not to restate prior periods.

12 months ended
December 31,
USD’000	2025
Net loss before income tax	(38,211)
Swiss Federal statutory tax rate	3,248
State and local income taxes (Geneva), net of federal income tax effect	—
Foreign tax effects
France
State income taxes, net of federal income tax effect	(1,087)
Changes in tax loss carryforwards from acquisition	3,531
Change in loss carryforwards in relation to the debt remission	105
Changes in tax loss carryforwards	4,161
Permanent Difference in relation to stock-based compensation	37
Changes in valuation allowances	(7,883)
Amortization of deferred tax liabilities from acquisition	171
Other	(22)
Effect of changes in tax laws or rates enacted in the current period	—
Effect of cross-border tax laws	—
Tax credits
Changes in tax loss carryforwards	1,630
State income taxes, net of federal income tax effect	(1,976)
Changes in valuation allowances	(1,671)
Nontaxable or nondeductible items
Permanent Difference in relation to stock-based compensation	257
Changes in unrecognized tax benefits	—
Other	(337)
Income tax (expense) / recovery	163

	12 months ended December 31,
USD’000	2024	2023
Net income / (loss) before income tax	(28,857)	(15,219)
Statutory tax rate	14.7%	14%
Expected income tax (expense) / recovery	4,242	2,131
Change in tax loss carryforwards	5,469	2,778
Change in loss carryforwards in relation to the debt remission of SEALSQ France SAS	(52)	(514)
Change in valuation allowance	(8,656)	(2,682)
Permanent difference in relation to stock-based compensation	(21)	2
Foreign tax effects	(1,521)	509
Nontaxable or nondeductible items	(2,730)	(2,759)
Other	183	305
Income tax (expense) / recovery	(3,086)	(230)

The Group assesses the recoverability of its deferred tax assets and, to the extent recoverability does not satisfy the “more likely than not” recognition criterion under ASC 740, records a valuation allowance against its deferred tax assets. The Group considered its recent operating results and anticipated future taxable income in assessing the need for its valuation allowance.

In view of the Group’s continued loss before income tax in the year ended December 31, 2025, and of the anticipated future taxable income per management’s forecast, the Group assessed that the recoverability of its deferred tax assets remains below the “more likely than not” recognition criterion under ASC 740 as at December 31, 2025. Consequently, the Group maintained a full valuation allowance against its gross deferred tax assets.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

The following table summarizes deferred income tax assets/ (liabilities) by jurisdiction.

	12 months ended December 31,
USD’000	2025	2024
Switzerland	—	—
Foreign	(4,367)	—
Deferred income tax assets / (liabilities)	(4,367)	—

Deferred income tax assets/ (liabilities) consisted of the following:

	As at December 31,	As at December 31,
USD’000	2025	2024
Defined benefit accrual	745	502
Tax loss carryforwards	38,481	29,006
Add back loss carryforwards used for the debt remission by SEALSQ France SAS	881	776
Valuation allowance	(40,107)	(30,284)
Deferred tax liability from acquisition	(4,367)	—
Deferred income tax assets / (liabilities)	(4,367)	—

In connection with the acquisition of IC’Alps, the Group recognized a net deferred tax liability of USD 4,366,726 as at December 31, 2025, related to intangible assets identified during the Purchase Price Allocation (PPA).

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

As of December 31, 2025, the Group’s operating loss carryforwards in the following jurisdictions for its operations are as follows:

Operating loss-carryforward as of December 31, 2025

USD’000	USA	Switzerland	Spain	France	UK	Germany	India	Vietnam	Japan	Total
2026	—	5,873	—	—	—	—	—	—	—	5,873
2027	—	24,422	—	—	—	—	—	3	—	24,425
2028	—	30,089	—	—	—	—	—	4	—	30,093
2029	—	67,613	—	—	—	—	—	3	—	67,616
2030	—	24,868	—	—	—	—	—	4	—	24,872
2031	—	22,654	—	—	—	—	9	—	—	22,663
2032	—	22,596	—	—	—	—	77	—	—	22,673
2033	—	—	—	—	—	—	—	—	—	—
2034	—	—	—	—	—	—	—	—	—	—
2035	89	—	—	—	—	—	—	—	—	89
2036	—	—	—	—	—	—	—	—	—	—
2037	159	—	—	—	—	—	—	—	—	159
2038	—	—	—	—	—	—	—	—	—	—
2039	220	—	—	—	—	—	—	—	—	220
2040	90	—	—	—	—	—	—	—	—	90
2041	1	—	—	—	—	—	—	—	—	1
2042	45	—	—	—	—	—	—	—	—	45
2043	—	—	—	—	—	—	—	—	—	—
2044	18	—	—	—	—	—	—	—	—	18
2045	59	—	—	—	—	—	—	—	—	59
No expiry	n/a	n/a	4,170	54,521	10	7	n/a	n/a	9	58,717
Total operating loss carry-forwards / Year of expiration if applicable to jurisdiction
	681	198,115	4,170	54,521	10	7	86	14	9	257,613

The following tax years remain subject to examination by tax authorities:

Significant jurisdictions	Open years
Switzerland	2024 - 2025
USA	2025
France	2022 – 2025
Spain	2022 – 2025
Japan	2025
Taiwan	2025
India	2025
Germany	2025
UK	2021 - 2025
Vietnam	2025

The Group has no unrecognized tax benefits.

Note 37.Segment information and geographic data

The Group has two operating segments that meet the criteria set in ASC 280-10-50: Semiconductors and ASIC.

During 2025, the Group revised its reportable segments to reflect changes in internal management reporting. The Company now reports two reportable segments: Semiconductors and ASIC. Corporate activities are now included within “Other profit or loss.” Prior period segment information has been recast to conform to the current year presentation.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Both the Semiconductors and ASIC reportable segments are strategic business units that offer specific products and are managed separately because they require dedicated resources and a targeted marketing strategy. The Semiconductors segment encompasses the design, manufacturing, sales and distribution of high-end, Common Criteria EAL5+ & FIPS 140-3-certified secure microprocessors. The ASIC segment’s operations include a complete offering for Application Specific Integrated Circuits (ASIC) and Systems on Chip (SoC) development from circuit specification, mastering design in-house, up to qualification and the management of the entire production supply chain. The ASIC reportable segment did not exist prior to August 4, 2025, when the Group acquired IC’Alps.

The Semiconductors segment is subject to export controls and government procurement regulations. The ASIC segment may also be subject to customer-specific regulatory and qualification requirements depending on end-market applications.

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

The Group accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

12 months ended December 31,	2025			2024
USD’000	Semiconductors	ASIC	Total	Semiconductors	ASIC	Total
Revenue from external customers	14,651	3,601	18,252	10,981	—	10,981
Intersegment revenue		444	444		—	—
	14,651	4,045	18,696	10,981	—	10,981

Reconciliation of revenue
Elimination of intersegment revenue		(444)	(444)			—
Other revenue[2]			1,037			894
Total consolidated revenue			19,289			11,875

Less:[1]
Cost of revenue	9,203	419	9,622	7,253	—	7,253
Segment gross profit	5,448	3,182	8,630	3,728	—	3,728

Less:[1]
Total operating expenses	17,737	5,022	22,759	12,845	—	12,845
Other segment items	1,269	(240)	1,029	(109)	—	(109)
Segment profit /(loss) before income taxes	(13,558)	(1,600)	(15,158)	(9,008)	—	(9,008)

Reconciliation of profit or loss (segment profit / (loss))
Other profit or loss[2]			(23,053)			(19,849)
Elimination of intersegment profits			—			—
Loss before income tax expense			(38,211)			(28,857)

Other segment disclosures
Interest revenue	7	—	7	160	—	160
Interest expense	370	51	421	95	—	95
Depreciation and amortization	678	1,525	2,203	628	—	628
Profit / (loss) from intersegment sales	—	21	21	—	—	—
Income tax recovery / (expense)	—	(171)	(171)	(3,077)	—	(3,077)
Segment assets	17,171	30,721	47,892	13,564	—	13,564

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

12 months ended December 31,	2023
USD’000	Semiconductors	ASIC	Total
Revenue from external customers	30,058	—	30,058
Intersegment revenue	—	—	—
	30,058	—	30,058

Reconciliation of revenue
Other revenue[2]			—
Elimination of intersegment revenue			860
Total consolidated revenue			30,918

Less:[1]
Cost of revenue	16,009	—	16,009
Segment gross profit	14,049	—	14,049

Less:[1]
Total operating expenses	12,300	—	12,300
Other segment items	(1,706)	—	(1,706)
Segment profit / (loss) before income taxes	3,455	—	3,455

Reconciliation of profit or loss (segment profit / (loss))
Other profit or loss[2]			(18,674)
Elimination of intersegment profits			—
Loss before income tax expense			(15,219)

Other segment disclosures
Interest revenue	88	—	88
Interest expense	109	—	109
Depreciation and amortization	571	—	571
Profit / (loss) from intersegment sales	—	—	—
Income tax recovery / (expense)	(218)	—	(218)
Segment assets	23,736	—	23,736

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

	As at December 31,
USD’000	2025	2024
Asset reconciliation
Total assets from reportable segments	47,892	13,564
Other assets[1]	534,943	127,624
Elimination of intersegment receivables	(29,736)	(7,168)
Elimination of intersegment investment and goodwill	(38,512)	(19,332)
Consolidated total assets	514,587	114,688

(1) Other assets are attributable to subsidiaries that do not meet the definition of an operating segment and the activities of which include sales, support and distribution of our products, R&D, financing and non-operating investment company. Most of Other assets refers to SEALSQ Corp, as the company is currently excluded from the reportable segments. Most of Other assets consists of cash.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Revenue and property, plant and equipment by geography

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

Net sales by region	12 months ended December 31,
USD’000	2025	2024	2023
Switzerland	1,057	571	1,752
Rest of EMEA*	4,266	1,964	8,943
North America	10,619	7,642	16,646
Asia Pacific	3,227	1,642	3,466
Latin America	120	56	111
Total net sales	19,289	11,875	30,918

*EMEA means Europe, Middle East and Africa

Property, plant and equipment, net of depreciation, by region	As at December 31,	As at December 31,
USD’000	2025	2024
Switzerland	49	74
Rest of EMEA	3,755	3,201
Total Property, plant and equipment, net of depreciation	3,804	3,275

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Note 38.Earnings / (Loss) per share

The following table shows the computation of basic and diluted net earnings / (loss) per share for the Group.

	12 months ended December 31,
Earnings / (loss) per share	2025	2024	2023
Net earnings / (loss) attributable to WISeKey International Holding Ltd (USD’000)	(6,072)	(13,446)	(15,360)
Effect of potentially dilutive instruments on net gain (USD’000)	n/a	n/a	n/a
Net earnings / (loss) attributable to WISeKey International Holding Ltd after effect of potentially dilutive instruments (USD’000)	n/a	n/a	n/a

Class A Shares, par value CHF 0.01, CHF 0.01 and CHF 0.25
Shares used in net earnings / (loss) per Class A Share computation:
Weighted average Class A Shares outstanding - basic	1,600,880	1,600,880	1,600,880
Effect of potentially dilutive equivalent shares	n/a	n/a	n/a
Weighted average Class A Shares outstanding - diluted	1,600,880	1,600,880	1,600,880

Net earnings / (loss) per Class A Share
Basic weighted average loss per Class A Share attributable to WISeKey International Holding Ltd (USD)	(0.15)	(0.39)	(0.51)
Diluted weighted average loss per Class A Share attributable to WISeKey International Holding Ltd (USD)	(0.15)	(0.39)	(0.51)

Class B Shares, par value CHF 0.10, CHF 0.10 and CHF 2.50
Shares used in net earnings / (loss) per Class B Share computation:
Weighted average Class B Shares outstanding - basic	4,024,078	3,323,581	2,878,136
Effect of potentially dilutive equivalent shares	n/a	n/a	n/a
Weighted average Class B Shares outstanding - diluted	4,024,078	3,323,581	2,878,136

Net earnings / (loss) per Class B Share
Basic weighted average loss per Class B Share attributable to WISeKey International Holding Ltd (USD)	(1.45)	(3.86)	(5.06)
Diluted weighted average loss per Class B Share attributable to WISeKey International Holding Ltd (USD)	(1.45)	(3.86)	(5.06)

For purposes of the diluted net loss per share calculation, stock options, convertible instruments and warrants are considered potentially dilutive securities and are excluded from the calculation of diluted net loss per share, because their effect would be anti-dilutive. Therefore, basic and diluted net loss per share was the same for the years ended December 31, 2025, 2024 and 2023, due to the Group’s net loss position.

The following table shows the number of potentially dilutive securities that were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

Dilutive vehicles with anti-dilutive effect	2025	2024	2023
Class B Shares
Total stock options on Class B Shares	378,711	275,791	147,371
Total convertible instruments on Class B Shares	685	3,086	62,324
Total number of Class B Shares from dilutive vehicles with anti-dilutive effect	379,396	278,877	209,695
Class A Shares
Total stock options on Class A Shares	392,720	392,720	392,720
Total number of Class A Shares from dilutive vehicles with anti-dilutive effect	392,270	392,270	392,720

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Note 39.Legal proceedings

The Group is not currently a party to any legal proceedings or claims for which a provision has not been recognized in the consolidated financial statements.

Note 40.Related parties disclosure

Subsidiaries

The following table presents the entities incorporated within the Group’s consolidated financial statements.

				% ownership	% ownership
	Country of	Year of		as at December	as at December
Group Company Name	incorporation	incorporation	Share Capital	31, 2025	31, 2024	Nature of business
WISeKey SA	Switzerland	1999	CHF 933,436	95.75%	95.75%	Main operating company. Sales and R&D services
SEALSQ France SAS*	France	2010	EUR 1,473,162	6.78%	12.55%	Chip manufacturing, sales & distribution
WiseTrust SA	Switzerland	1999	CHF 680,000	100%	100%	Non-operating investment company
WISeKey ELA SL	Spain	2006	EUR 4,000,000	95.75%	95.75%	Sales & support
WISeKey SAARC Ltd	U.K.	2016	GBP 100,000	51%	51%	Non trading
WISeKey USA Inc[1]	U.S.A.	2006	USD 6,500	95.75%	95.75%	Sales & support
WISeKey India Private Ltd[2]	India	2016	INR 1,000,000	45.9%	45.9%	Sales & support
SEALSQ Japan KK3*	Japan	2017	JPY 1,000,000	6.78%	12.55%	Sales & distribution
SEALSQ France, Taiwan Branch4*	Taiwan	2017	TWD 100,000	6.78%	12.55%	Sales & distribution branch
WISeCoin AG	Switzerland	2018	CHF 100,000	90%	90%	Sales & distribution
WISeKey Equities AG	Switzerland	2018	CHF 100,000	100%	100%	Financing, Sales & distribution
WISeKey Semiconductors GmbH	Germany	2019	EUR 25,000	100%	100%	Sales & distribution
WISeKey Arabia - Information Technology Ltd	Saudi Arabia	2019	SAR 200,000	51%	51%	Sales & distribution
WISe.ART AG	Switzerland	2020	CHF 114,286	87.5%	87.5%	Sales & distribution
WISeKey Vietnam Ltd	Vietnam	2021	VND 689,400,000	95.75%	95.75%	R&D
SEALSQ Corp*	British Virgin Islands	2022	USD 229,453	6.78%	12.55%	Sales & support
WISeKey (Gibraltar) Limited	Gibraltar	2022	GBP 100	100%	100%	Sales & support
WISeSat.Space AG	Switzerland	2023	CHF 100,000	92.47%	100%	Sales & distribution
SEALSQ USA Ltd*	U.S.A.	2024	USD -	6.78%	100%	Sales & support
SEALCOIN AG	Switzerland	2024	CHF 133,333	75%	100%	Sales & distribution
WISeKey International Corp.	British Virgin Islands	2025	USD -	100%	—	Non trading
WISeSat.Space Corp.	British Virgin Islands	2025	USD -	92.47%	—	Non trading
IC’Alps SAS*	France	2025	EUR 1,100,000	6.78%	—	Custom ASIC design services
QAIT Corp.	British Virgin Islands	2025	USD -	100%	—	Non trading
Trust Protocol Association	Switzerland	2019	CHF -	100%	100%	Association cofounded by WISeKey Equities AG involved in Internet security

1 50% owned by WISeKey SA and 50% owned by WiseTrust SA

2 88% owned by WISeKey SAARC which is controlled by WISeKey International Holding Ltd

3 Formerly WISeKey IoT Japan KK

4 Formerly WISeKey IoT Taiwan.

*The WISeKey Group holds over 50% of the voting rights of SEALSQ Corp and management has assessed that the Group controls SEALSQ Corp. As a result, SEALSQ Corp and its subsidiaries have been consolidated into the WISeKey Group’s condensed consolidated financial statements.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Unconsolidated affiliates

As per the table below, as at December 31, 2025, the Group holds two equity investments in unconsolidated affiliates over which it exercises significant influence, but which are not consolidated because the Group does not control the entities. As detailed in Note 22, these investments are accounted for under the equity method of accounting in accordance with ASC 323.

	% ownership	% ownership
Company Name	as at December 31, 2025	as at December 31, 2024	Nature of relationship
Wecan Group AG	31.87%	n/a	Equity method investment
Quantix Edge Security, S.L.	25.50%	n/a	Equity method investment

Related party transactions and balances

The following table presents the related parties incorporated within the Group’s consolidated financial statements.

						Net expenses to			Net income from
		Receivables as at		Payables as at		in the year ended			in the year ended
Related Parties		December 31,		December 31,		December 31,			December 31,
(in USD’000)		2025	2024	2025	2024	2025	2024	2023	2025	2024	2023
1	Carlos Moreira	—	—	614	1,441	—	—	—	—	—	—
2	John O’Hara	—	—	4	529	—	—	—	—	—	—
3	María Pía Aqueveque Jabbaz	—	—	—	14	98	78	116	—	—	—
4	Philippe Doubre	7	—	—	18	247	109	39	—	—	—
5	David Fergusson	—	49	26	—	299	429	61	—	—	—
6	Jean-Philippe Ladisa	—	—	—	19	489	179	116	—	—	—
7	Philippe Monnier	—	—	—	19	145	106	—	—	—	—
8	Peter Ward	—	—	1,589	1,638	1,478	272	—	2,353	—	—
9	Ruma Bose	—	—	—	13	162	97	33	—	—	—
10	Cristina Dolan	—	—	—	13	222	163	76	—	—	—
11	Danil Kerimi	—	—	—	13	27	105	8	—	—	—
12	Eric Pellaton	—	—	—	13	161	165	76	—	—	—
13	Hossein Rahnama	—	—	—	—	85	—	—	—	—	—
14	OISTE	143	158	183	83	376	309	321	146	184	119
15	Terra Ventures Inc	—	—	33	31	—	—	—	—	—	—
16	GSP Holdings Ltd	—	—	17	16	—	—	—	—	—	—
17	SAI LLC (SBT Ventures)	—	—	34	31	—	—	—	—	—	—
18	Related parties of Carlos Moreira	—	—	—	—	643	372	298	—	—	—
	Total	150	207	2,500	3,891	4,432	2,384	1,144	2,499	184	119

1. Carlos Moreira is the Chairman of the Board and CEO of WISeKey. Mr. Moreira is also the Chairman of the board of directors of SEALSQ Corp. A short-term payable to Carlos Moreira in an amount of USD 614,335 was outstanding as at December 31, 2025, made up of accrued bonuses and social charges thereon.

2. John O’Hara is a member of the Board and CFO of WISeKey. Mr. O’Hara is also a member of the board of directors of SEALSQ Corp. A short-term payable to John O’Hara in an amount of USD 3,848 was outstanding as at December 31, 2025, in relation to a tax refund.

3. María Pía Aqueveque Jabbaz is a Board member of the Group. The expenses recorded in the income statement in the year to December 31, 2025 relate to her Board fee.

4. Philippe Doubre is a Board member of the Group, member of the Group’s nomination & compensation committee, and a former advisor to the Group. The expenses recorded in the income statement in the year to, and the receivable balance as at, December 31, 2025 relate to his Board fee.

5. David Fergusson is a Board member of the Group, chairman of the Group’s nomination & compensation committee and member of the Group’s audit committee. Mr. Fergusson is also a member of the board of directors of SEALSQ Corp, chairman of the SEALSQ Corp’s nomination & compensation committee and member of the audit committee of SEALSQ Corp. The expenses recorded in the income statement in the year to December 31, 2025 relate to his Board fee. The payable balance as at December 31, 2025 consists of a USD 26,262 refund of social charges that were erroneously deducted from his director’s fee.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

6. Jean-Philippe Ladisa is a Board member of the Group, chairman of the Group’s audit committee and member of the Group’s nomination & compensation committee. The expenses recorded in the income statement in the year to December 31, 2025 relate to his Board fee.

7. Philippe Monnier is a Board member of the Group. The expenses recorded in the income statement in the year to December 31, 2025 relate to his Board fee.

8. Peter Ward is a Board member of the Group and was the CFO of WISeKey up until June 30, 2024. Mr. Ward is also a member of the board of directors of SEALSQ Corp and was SEALSQ Corp’s CFO up until January 24, 2024. A payable balance of USD 1,588,975 is owing to Mr. Ward as at, December 31, 2025 in relation to accumulated unused vacation allowance while he was employed by the Group; it is disclosed in the balance sheet under accounts payable to Board Members for its current portion of USD 264,829 (see Note 23) and as indebtedness to related parties, noncurrent for its noncurrent portion of USD 1,324,146 (see Note 25). The remaining payable balance to Mr. Ward as at, December 31, 2025 relates to his Board fee. The expenses recorded in the income statement in the year to December 31, 2025 relate to his Board fee. In line with ASC 850, the expenses incurred in the year to December 31, 2025 related to his compensation while he was employed by the Group do not require specific disclosure.

9. Ruma Bose is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year to December 31, 2025.

10. Cristina Dolan is a member of the Board of Directors of SEALSQ Corp and the Chairwoman of the audit committee of SEALSQ Corp. Ms. Dolan is also a former Board member of the Group, a former member of the Group’s audit committee and a former member of the Group’s nomination & compensation committee. The expenses recorded in the income statement in the year to December 31, 2025 relate to her Board fee.

11. Danil Kerimi is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year to December 31, 2025 relate to his Board fee.

12. Eric Pellaton is a member of the Board of Directors of SEALSQ Corp, member of the SEALSQ Corp’s nomination & compensation committee and member of the audit committee of SEALSQ Corp. Mr. Pellaton is also a former Board member of the WISeKey Group and a former member of the Group’s nomination & compensation committee. The expenses recorded in the income statement in the year to December 31, 2025 relate to his Board fee.

13. Hossein Rahnama is a former member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year to December 31, 2025 relate to his Board fee.

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

The receivable from OISTE as at December 31, 2025 and income recorded in the income statement for the year ended December 31, 2025 relate to the facilities and personnel hosted by WISeKey SA and WISeKey International Holding Ltd on behalf of OISTE. In the year 2025, the Group invoiced OISTE a total of CHF 121,258 (USD 146,219). The payable to OISTE as at December 31, 2025 and expenses relating to OISTE recognized in 2025 are made up of license and royalty fees for the year 2025 under the contract agreement with WISeKey SA.

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

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

17. SAI LLC, doing business as SBT Ventures, is a former shareholder in WISeKey SAARC Ltd. SAI LLC granted a GBP 25,000 loan to WISeKey SAARC Ltd on January 25, 2017. The loan is non-interest bearing and has no set repayment date.

18. Three immediate family members of Carlos Moreira were employed by WISeKey SA in 2025. In line with ASC 850-10-50-5, transactions involving related parties cannot be presumed to be carried out on an arm’s length basis. The aggregate employment remuneration of these three immediate family members amounted to CHF 532,983 (USD 642,696 ) recorded in the income statement in 2025.

Entities under common control

During 2025, WISeSat.Space Holdings Corp (British Virgin Islands) and its wholly owned subsidiary, WISeSat Merger Sub Corp (Cayman Islands), were established and are ultimately owned by the Group’s CEO, Carlos Moreira. These entities were formed to facilitate a potential business combination transaction involving WISeSat. The Group does not hold any ownership interest in these entities and no transactions occurred between the Group and these entities during the year ended December 31, 2025. These entities are considered related parties due to common control through key management.

Note 41.Subsequent events

Investment in EeroQ

On February 16, 2026, the Group, through its subsidiary SEALSQ, entered into a second Simple Agreement for Future Equity (“SAFE”) with EeroQ Corporation for a total investment of USD 1 million. The investment does not convey equity ownership, voting rights, or significant influence at inception.

Share Purchase Agreement with Several Institutional Investors signed in March 2026

On March 16, 2026, the Group entered into a Securities Purchase Agreement with several institutional investors to sell and issue (i) 22,913,630 ordinary shares of SEALSQ and (ii) pre-funded ordinary share purchase warrants to purchase up to 7,500,000 ordinary shares of SEALSQ (the “Pre-funded Warrants”) together with Class D ordinary share purchase warrants to purchase up to 60,827,260 ordinary shares of SEALSQ (the “Class E Warrants” and, together with the Pre-funded Warrants, the “Private Warrants”), for aggregate gross proceeds of USD 125 million. Each Pre-funded Warrant is exercisable for one ordinary share of SEALSQ at an exercise price of USD 0.0001 per share and is immediately exercisable until exercised in full. The Class E Warrants are immediately exercisable, have an exercise price of USD 5.50 per ordinary share of SEALSQ, and expire seven years from the date of issuance. Each Class E Warrant is exercisable for one ordinary share of SEALSQ.

Proposed Acquisition of Miraex SA

On March 24, 2026, the Group entered into a Letter of Intent (the “LOI”) to acquire 100% of the issued and outstanding share capital of Miraex SA, a company incorporated in Switzerland, for an aggregate cash purchase price of CHF 4,000,000, exclusive of the repayment of Miraex SA’s outstanding convertible loans estimated at CHF 565,178.74. Immediately following completion of the proposed transaction, the Group intends to subscribe to a capital increase of up to CHF 1,000,000 to support Miraex SA’s operations through fiscal years 2026 and 2027.

Concurrently with the execution of the LOI, the Group and Miraex SA entered into a convertible loan agreement in the principal amount of CHF 500,000 to provide interim bridge financing to preserve Miraex SA’s operations pending completion of the proposed transaction, with the amount disbursed to be credited against the Group’s obligation under the aforementioned capital increase. The LOI includes a 60-day exclusivity period during which Miraex SA may not solicit or enter into discussions with third parties regarding any competing transaction. Completion of the proposed acquisition remains subject to customary conditions, including satisfactory completion of due diligence, shareholder approval, and the absence of any material adverse change affecting Miraex SA.

WISeKey International Holding Ltd	Consolidated Financial Statements as at December 31, 2025

Note 42.Impacts of ongoing conflicts

Impacts of the war in Ukraine

Following the outbreak of the war in Ukraine in late February 2022, several countries imposed sanctions on Russia, Belarus and certain regions in Ukraine. There has been an abrupt change in the geopolitical situation, with significant uncertainty about the duration of the conflict, changing scope of sanctions and retaliation actions including new laws.

The Group does not have any operation or customer in Russia, Belarus or Ukraine, and, as such, does not foresee any direct impact of the war on its operations. However, the war has also contributed to an increase in volatility in currency markets, energy prices, raw material and other input costs, which may impact the Group’s supply chain in the future.

As of December 31, 2025, the Group assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates and concluded that no changes were required. The Group will continue to monitor these areas of increased risk for material changes.

Impacts of the Israel–Hamas and U.S./Israel–Iran conflicts

Israel’s declaration of war on Hamas in October 2023 has degraded the geopolitical environment in the region and created uncertainty. On February 28, 2026, the U.S. and Israel launched coordinated strikes against Iran: Iran’s retaliation attacks expanded the conflict beyond just Iran and Israel and has threatened some commercial routes, especially traffic through the Strait of Hormuz.

The Group does not have any operation or customer in that region, and, as such, does not foresee any direct impact of these conflicts on its operations. The Group’s supply chain is not dependent on commercial route through and around the Strait of Hormuz. However, depending on their duration and intensity, these conflicts may adversely affect the global economy, financial markets and the Group’s supply chain in the future.

As of December 31, 2025 and as of the filing date, the Group assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates and concluded that no changes were required. The Group will continue to monitor these areas of increased risk for material changes.

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

As at December 31, 2025, SEALSQ assessed the impact of these uncertainties for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. WISeKey will continue to monitor these areas of increased risk for material changes.